Form 20-F
period 2006-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2007-03-23
CIK 1023549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________to ___________.

Commission file number 000-51310

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
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

4,333,047 American Depositary Shares                                            220,124,349 Ordinary Shares

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information-Risk Factors,” “Item 4.- Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Unless the context requires otherwise, references in this report to “XTL,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd. and our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc. We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with US generally accepted accounting principles, or US GAAP. All references herein to "dollars" or "$" are to US dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2006, 2005, 2004, 2003 and 2002. We have derived the selected financial data for the fiscal years ended December 31, 2006, 2005, and 2004, and as of December 31, 2006 and 2005, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002, from audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out-of-pocket expenses	$--	$2,743	$3,269	$--	$--
License	454	454	185	--	--
	454	3,197	3,454	--	--
Cost of Revenues
Reimbursed out-of-pocket expenses	--	2,743	3,269	--	--
License (with respect to royalties)	54	54	32	--	--
	54	2,797	3,301

Gross Margin	400	400	153	--	--

Research and development
Research and development costs	10,229	7,313	11,985	14,022	13,231
Less participations	--	--	--	3,229	75
	10,229	7,313	11,985	10,793	13,156

In-process research and development	--	1,783	--	--	--

General and administrative	5,576	5,457	4,134	3,105	3,638
Business development costs	641	227	810	664	916

Operating loss	(16,046)	(14,380)	(16,776)	(14,562)	(17,710)

Other income (expense)
Financial and other income, net	1,141	443	352	352	597
Taxes on income	(227)	(78)	(49)	(78)	(27)

Loss for the period	$(15,132)	$(14,015)	$(16,473)	$(14,288)	$(17,140)

Loss per ordinary share
Basic and diluted	$(0.08)	$(0.08)	$(0.12)	$(0.13)	$(0.15)
Weighted average shares outstanding	201,737,295	170,123,003	134,731,766	111,712,916	111,149,292

	As of December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$25,347	$13,360	$22,924	$22,262	$35,706
Working capital	22,694	11,385	20,240	19,967	33,396
Total assets	26,900	15,151	25,624	24,853	38,423
Long-term obligations	738	1,493	2,489	1,244	1,017
Total shareholders’ equity	22,760	11,252	19,602	20,608	34,830

Risk Factors

Before you invest in our ordinary shares or American Depositary Receipts representing American Depositary Shares, which we refer to in this report as ADRs, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or ADRs. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADRs could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable.

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2006, we had an accumulated deficit of approximately $114.9 million. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

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

All of our drug candidates and technologies are in preclinical or clinical stages. Specifically, a clinical trial with Bicifadine for neuropathic pain indications is pending commencement, XTL-2125 and XTL-6865 are currently in a Phase I clinical trial and one of our programs under development, DOS, has not yet been tested in humans. In order for our candidates to proceed to later stage clinical testing, they must show positive preclinical or clinical data. While Bicifadine, XTL-6865 and XTL-2125 have shown promising preclinical data and Bicifadine has shown promising clinical data in the treatment of acute pain prior to it being in-licensed to us, preliminary results of pre-clinical or clinical tests do not necessarily predict the final results, and promising results in pre-clinical or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing which would materially impact our corporate strategy and our financial results may be adversely impacted.

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

Clinical trials also have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the US and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process.

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

We do not own all of our drug candidates and technologies. We have licensed the patent rights to some of our drug candidates and/or the technologies on which they are based from others. Specifically, we have licensed Bicifadine from Dov Pharmaceutical, Inc., or DOV, who in turn licensed it from Wyeth Pharmaceuticals, Inc., or Wyeth. In addition, we have licensed XTL-2125 from B&C Biopharm Co. Ltd., we have licensed the two human monoclonal antibodies comprising XTL-6865 from Stanford University and DRK-Blutspendedienst Baden-Wurttemberg, and we have licensed certain other Hepatitis C virus, or HCV, compounds from VivoQuest Inc., or VivoQuest. We have also licensed the Trimera technology that was used in the development of XTL-6865, XTL-2125 and HepeX-B from the Yeda Research and Development Company Ltd., which we refer to as Yeda. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below. In addition, see “- Risks Related to Our Intellectual Property,” below regarding potential issues related to the use of patents owned by third-parties.

In addition, under the terms of our license agreement with Yeda, we are required to obtain their approval under the license in order to grant sub-licenses to collaborative partners to develop or commercialize XTL-6865, XTL-2125 and HepeX-B. The requirement of obtaining these approvals, and any conditions that Yeda may impose upon such approvals, could have the effect of delaying or impeding our ability to enter into agreements with collaborative partners or result in our having to accept terms and conditions that might not be favorable to us. For a discussion of further required approvals, see “- Risks Relating to Operations in Israel,” below regarding potential restrictions from the Office of the Chief Scientist regarding the manufacture of XTL-6865, XTL-2125 and HepeX-B outside the State of Israel.

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

For example, in June 2004, we announced the completion of a license agreement with Cubist Pharmaceuticals, Inc., or Cubist, for the worldwide development and commercialization of HepeX-B. Under this agreement, we were responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. Thereafter, we transferred full responsibility for completing the development of HepeX-B to Cubist. In July 2006, Cubist announced that it has decided not to make any further investment in the HepeX-B program, while it evaluates its strategic options for HepeX-B, including the sub-licensing of the product. Accordingly, at this time there can be no assurance that the drug candidate will be further developed in the future, that any such development would be successful, or that we will receive any proceeds from the sales of HepeX-B.

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

We do not currently have the ability to manufacture for ourselves the compounds that we need to conduct our clinical trials and, therefore, rely upon a limited number of manufacturers to supply our drug candidates. We have no experience in manufacturing compounds for clinical or commercial purposes and do not have any manufacturing facilities. We rely upon, and intend to continue to rely upon, third parties to manufacture our drug candidates for use in clinical trials and for future sales. In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

We expect to continue to rely on contract manufacturers and other third parties to produce sufficient quantities of our drug candidates for use in our clinical trials. See “Item 4. Information on the Company - Business Overview - Supply and Manufacturing,” below. We believe that our existing manufacturing arrangements with these parties will be adequate to satisfy our current clinical supply needs for XTL-2125 and XTL-6865, and that our agreement with DOV provides us with access to sufficient inventory to satisfy our current clinical supply needs for Bicifadine. If our contract manufacturers or other third parties, such as DOV, fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our drug candidates.

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

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our products. Other companies have drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. For a discussion of these competitors and their drug candidates, see “Item 4. Information on the Company - Business Overview - Competition,” below. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier. Even if we are successful in developing safe, effective drugs, our products may not compete successfully with products produced by our competitors, who may be able to more effectively market their drugs.

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

As of February 28, 2007, we had 33 full-time employees. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel. The retention of their services cannot be guaranteed. In particular, if we lose the services of Michael S. Weiss, our Chairman, or Ron Bentsur, our Chief Executive Officer, our ability to continue to execute on our business plan could be materially impaired. Our agreement with Mr. Weiss provides that he may terminate his agreement with us upon 30 days’ prior written notice if he is not re-elected as Chairman of our Board, his fees for service as Chairman are reduced by more than 10%, we breach any material term of his agreement, or there is a change of control or reorganization of our company. Our agreement with Mr. Bentsur provides that he may terminate his agreement with us upon 30 days’ prior written notice if he is no longer the highest ranking member of our company’s management team, his annual base salary is reduced by more than 10% (except where we have made similar reductions in the base salary of senior management throughout our company), we breach any material term of his agreement, or there is a change of control or reorganization of our company. We do not maintain a key man life insurance policy covering either Mr. Weiss or Mr. Bentsur.

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

In addition, the basis for completing the acquisition could prove to be unsuccessful as the drugs or processes involved could fail to be scientifically or commercially viable. In addition, we may be required to pay third parties substantial transaction fees, in the form of cash or ordinary shares, in connection with such transactions.

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

We expect to use, rather than generate, funds from operations for the foreseeable future. We currently have an average projected burn rate of approximately $1.2 million per month in 2007 (excluding a $7.5 million payment made to DOV in January 2007, pursuant to a license agreement). Based on our current business plan, we believe that we have sufficient resources to fund our operations for approximately the next 12 months; however, the actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. These factors include:

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

We are likely to be subject to taxation in the US, which could significantly increase our tax liability in the US for which we may not be able to apply the net losses accumulated in Israel.

The residency of the Chairman of our Board of Directors and our Chief Executive Officer in the US, as well as other less significant contacts we have with the US could likely lead to a determination by the US Internal Revenue Service that we currently have a "permanent establishment" in the US, which began in 2005. As a result, any income attributable to such permanent establishment in the US would be subject to US corporate income tax. If this is the case, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2006 since these losses were all accumulated under Israeli tax laws. However, we would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income. As of December 31, 2006, we estimate that these U.S. net operating loss carryforwards are approximately $15.2 million. These losses can be carried forward twenty years to offset future US taxable income. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection on our drug products and technologies and successfully defend these patents and technologies against third-party challenges. As part of our business strategy, our policy is to actively file patent applications in the US and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and composition and improvements in each of these. See “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents,” below regarding our patent position with regard to our product candidates. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, the patents we use may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. The patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage. Moreover, in certain parts of the world, such as in China, western companies are adversely affected by poor enforcement of intellectual property rights. See “Item 4. Information on the Company - Business Overview - License Agreements and Collaborations,” below regarding our license of Ab65, a component of XTL-6865.

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

We plan to pursue patent protection in the US and in certain foreign countries relating to our development and commercialization of Bicifadine. Bicifadine and its acid addition salts, including Bicifadine HCl, are disclosed in US Pat. Nos. 4,231,935, issued November 4, 1980, and 4,196,120, issued April 1, 1980, now expired. Currently, we are the exclusive licensee of one issued patent and multiple patent applications filed by DOV relating to Bicifadine. See "Item 4. Informationon the Company — Business Overview — Intellectual Property and Patents." However, we cannot guarantee the scope of protection of any issued patents, or that such patents will survive a validity or enforceability challenge, or that any pending patent applications will issue as patents.

Under the terms of the license agreements between DOV and Wyeth and between DOV and us relating to Bicifadine, Wyeth has retained limited rights in the Wyeth patent rights, certain DOV patent rights, and know-how to make and develop Bicifadine for the “treatment or amelioration of vasomotor symptoms caused by or occurring in relation to or in connection with menopause or other female hormonal fluctuations” (“the Wyeth Retained Field”). Under the terms of the DOV/Wyeth agreement, Wyeth can only develop Bicifadine for use in the Wyeth Retained Field in collaboration with DOV, and under the license agreement between DOV and XTL, DOV will not conduct research or development with Wyeth for the use of Bicifadine in the Wyeth Retained Field.

Certain of the Wyeth patent rights and DOV patent rights may claim overlapping subject matter which may result in the declaration of an interference proceeding before the United States Patent and Trademark Office (USPTO). If an interference is declared, Wyeth and DOV have agreed to meet and attempt to amicably resolve such interference with the goal of having a US patent issue to the assignee of the first inventor of the invention claimed by such conflicting claims. In the event of an interference, we cannot predict whether Wyeth and DOV will be able to reach agreement, or, if not, which party would prevail in such a proceeding.

In addition to patent protection, we may utilize certain regulatory marketing exclusivities for our drug candidates, including New Drug Product Exclusivity as provided by the Federal Food, Drug, and Cosmetic Act under section 505(c)(3)(E) and 505(j)(5)(F). Exclusivity provides the holder of an approved new drug application limited protection from new competition in the marketplace for the innovation represented by its approved drug product. This limited protection precludes approval of certain 505(b)(2) applications or certain abbreviated new drug applications (ANDAs) for prescribed periods of time. Some exclusivity provisions also provide protection from competition by delaying the submission of 505(b)(2) applications and ANDAs for certain periods of time. Exclusivity is available for new chemical entities (NCEs), which by definition are innovative, and for significant changes in already approved drug products, such as a new use.

We may also utilize orphan drug regulations to provide market exclusivity for certain of our drug candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the US, or, diseases that affect more than 200,000 individuals in the US but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our drug candidates will be eligible for orphan drug designation. However, we cannot guarantee that any drug candidates will qualify, and, if any do qualify, that we will be the holder of the first FDA approval of such qualifying drug candidates.

If DOV declares bankruptcy, they may choose to repudiate their license agreement with Wyeth which could prevent us from pursuing the development of Bicifadine, and would have a material adverse impact on our financial condition.

In January 2007, we entered into a license agreement with DOV covering certain patent rights associated with the drug candidate Bicifadine. Some of the patent rights covered by that agreement are in turn under license to DOV by Wyeth. DOV is currently in default under certain of its corporate indebtedness. DOV is negotiating with the holders of that debt to restructure the obligations and payments due, but to date, to our knowledge, they have not reached an agreement. There is a possibility that DOV will be forced to declare bankruptcy whether or not they reach an agreement with the holders of their debt. If they do so, they can under the relevant bankruptcy laws refuse to abide by the terms of their license agreement with Wyeth and they can repudiate the agreement thereby putting their rights, and as a result our rights, to some of the patents covering Bicifadine in question. While we can and will take action in any DOV bankruptcy to protect our rights under our agreement with DOV, we cannot control any action of DOV with regard to their agreements with Wyeth. We have undertaken to enter into a standby license agreement with Wyeth which would become effective if DOV in any way repudiated their agreement with Wyeth. While we believe this will reduce the risk described above, there can be no assurance we will be able to successfully complete an agreement with Wyeth on terms satisfactory to us.

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

In addition, we use or have used certain technology in our DOS program for the development of novel hepatitis C small molecule inhibitors that may or may not be covered by third party patents. In response to a request by a third party, we are currently evaluating certain patents to determine whether or not we may be required to enter into a license under such patents. In the event that we do not license the patent rights, and such third party makes a claim of patent infringement, we may be required to pay substantial litigation costs, and our management’s attention may be diverted from operating our business. In addition, any legal action against us that seeks damages or an injunction relating to the affected activities could subject us to monetary liability and/or require us to discontinue the affected technologies or obtain a license to continue use thereof.

Risks Related to Our Ordinary Shares and ADRs

Our ADRs are traded in small volumes, limiting your ability to sell your ADRs that represent ordinary shares at a desirable price, if at all.

The trading volume of our ADRs has historically been low. Even if the trading volume of our ADRs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADRs and you may be unable to sell your ADRs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADRs at a desirable or stable price at any one time. You should be prepared to own our ordinary shares and ADRs indefinitely.

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

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of our ordinary shares or ADRs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Future issuances of our ordinary shares could depress the market for our ordinary shares and ADRs.

Future issuances of a substantial number of our ordinary shares, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADRs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. We believe that we have the cash necessary to fund our operations for the next 12 months; however, prior to the end of that period it will be necessary for us to return to the capital markets through the sale of ADRs or ordinary shares.

Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders' equity in us may be significantly diluted. For example, pursuant to a license agreement with DOV, XTL Development licensed the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. Under the agreement, XTL Development, upon achievement of certain milestones, will make payments of up to $126.5 million to DOV over the life of the license. We may elect to issue up to an additional $121.5 million in ordinary shares to DOV in lieu of cash for such milestone payments. In addition, XTL Development committed to pay a third party a transaction advisory fee in the form of stock appreciation rights in an amount equivalent to 3% of our fully diluted ordinary shares at the close of the transaction, which are locked up for one year after the close of the transaction, and an additional 7% of our fully diluted ordinary shares at the close of the transaction, which vest following the first to occur of successful Phase III clinical trial results or the acquisition of our company. Payment of the stock appreciation rights by us can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares. Pursuant to a license agreement with VivoQuest, Inc., or VivoQuest, a privately held biotechnology company based in the US, we licensed (in all fields of use) certain intellectual property and technology related to VivoQuest’s HCV program. Pursuant to the license agreement, we may elect to issue up to an additional $34.6 million in ordinary shares to VivoQuest in lieu of cash upon achievement of certain milestones. In the future, we may enter into additional arrangements with other third-parties permitting us to issue ordinary shares in lieu of certain cash payments.

Our ordinary shares and ADRs trade on more than one market, and this may result in price variations.

Our ordinary shares are traded on the London Stock Exchange and the Tel Aviv Stock Exchange and ADRs representing our ordinary shares are quoted on the Nasdaq Global Market. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US, Israel and the United Kingdom. Consequently, the effective trading prices of our shares on these three markets may differ. Any decrease in the trading price of our shares on one of these markets could cause a decrease in the trading price of our shares on the other market.

Holders of our ordinary shares who are US residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company (“PFIC”) for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because under applicable rules issued by the US Internal Revenue Service, (“IRS”), cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2004 and 2005. However, we believe that we were a PFIC for the taxable year ended December 31, 2006. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that there is a significant likelihood that we will be classified as a PFIC in the 2007 taxable year and possibly in subsequent years.

In view of the complexity of the issues regarding our treatment as a PFIC, US shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For further discussion of tax consequences of being a PFIC, see US Federal Income Tax Considerations - Tax Consequences If We Are A Passive Foreign Investment Company,” below.

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser's shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under Israeli corporate law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

•	there is a limitation on acquisition of any level of control of the company; or
•	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does US tax law. See “Item 10. Additional Information - Taxation - Israeli Tax Considerations,” below.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our ADRs on our behalf. Each ADR is a certificate evidencing a specific number of ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Our shareholders have shareholder rights. Israeli law and our Articles of Association, or Articles, govern shareholder rights. Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, our ADR holders may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to the provisions of the deposit agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “- There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs,” below.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in New Israeli Shekels or Pounds Sterling, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the depository to make such distributions available to them.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Certain of our research and development facilities and some of our suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, we do not believe that the political and security situation has had a material adverse impact on our business, but we cannot give any assurance that this will continue to be the case. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

We generate all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. While a substantial amount of our operating expenses are in US dollars (approximately 90% in 2006), we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may in the future enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

The Office of the Chief Scientist may refuse to approve the manufacture of some of our product candidates outside the State of Israel.

We have in the past participated in programs offered by the Office of the Chief Scientist under the Industry, Trade and Labor Ministry of Israel that supports research and development activities. Through December 31, 2006, we have received $7.3 million in grants from the Office of the Chief Scientist for several projects, including XTL-6865, HepeX-B and XTL-2125. Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the Office of the Chief Scientist provides a special approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount of funds granted. While we believe that the Office of the Chief Scientist does not unreasonably withhold approval if the request is based upon commercially justified circumstances and any payment obligations to the Office of the Chief Scientist are sufficiently assured, the matter is solely within its discretion. We cannot be sure that such approval, if requested, would be granted upon terms satisfactory to us or granted at all. Without such approval, we would be unable to manufacture any products developed by this research outside of Israel, which may greatly restrict any potential revenues from such products (see Item 5. “Operating and Financial Review and Prospects - Israeli Government Research and Development Grants” below).

We may not continue to be entitled to certain tax benefits from the Israeli government.

We are entitled to receive certain tax benefits as a result of the Approved Enterprise status of our existing facilities in Israel. The Law for the Encouragement of Capital Investment, 1959, as amended, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, permit a company to recognize taxable income attributable to the Approved Enterprise subject to company tax at the maximum rate of 25% rather than the usual rate in 2007 of 29% (2006 -- 31%). This usual rate is currently scheduled to decrease as follows: in 2008 - 27%, 2009 - 26%, 2010 and after - 25%. For further discussion of these tax benefits, see “Item 10. Additional Information - Taxation - Israeli Tax Considerations,” below. To date we have not received any such tax benefits because we have not generated any taxable income to date. To maintain our eligibility for these tax benefits, we must meet certain reporting requirements and certain conditions that we have either obligated ourselves to meet or that are included in the Certificate of Approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel. If we cease to become entitled to tax benefits, we may be required to pay repay corporate tax at the normal rate on all or part of the taxable income that we may generate from the eligible facilities in the future. We may, in the foreseeable future, cease to be entitled to the aforesaid tax benefits, as we may not in the future be in compliance with the Certificate of Approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel due to a reduction in research and development activity in Israel.

It may be difficult to enforce a US judgment against us, our officers or our directors or to assert US securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers and our Israeli auditors, some of whom reside outside the US, may be difficult to obtain within the US. In addition, because substantially all of our assets and some of our directors and officers are located outside the US, any judgment obtained in the US against us or any of our directors and officers may not be collectible within the US. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a US court for monetary damages in civil matters may be enforced by an Israeli court. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, see “Item 10. Additional Information - Memorandum and Articles of Association - Enforceability of Civil Liabilities,” below.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of neuropathic pain and hepatitis C.

Our lead compound is Bicifadine, a serotonin and norepineprine reuptake inhibitor that we are developing for the treatment of neuropathic pain, a chronic condition resulting from damage to peripheral nerves. We in-licensed Bicifadine from DOV in January 2007, and we expect to initiate a late-stage clinical trial with Bicifadine in the second half of 2007.

We are also developing XTL-2125, a small molecule non-nucleoside, polymerase inhibitor for the treatment of patients with hepatitis C. XTL-2125 is presently in a Phase I clinical trial in patients with chronic hepatitis C, with clinical trial results expected in the second quarter of 2007. A second drug candidate in hepatitis C is XTL-6865, a combination of two monoclonal antibodies against the hepatitis C virus. XTL-6865 is currently in a Phase I clinical trial in patients with chronic hepatitis C, also known as HCV, with results expected shortly. Our third program in the hepatitis C area is the Diversity Oriented Synthesis, or DOS, program. This program is focused on the development of novel hepatitis C small molecule inhibitors. These compounds are presently in advanced stages of optimization. HepeX-B, a combination of two monoclonal antibodies against Hepatitis B, was licensed to Cubist Pharmaceuticals Inc., or Cubist, in June 2004. In July 2006, Cubist announced that it has decided not to make any further investment in the HepeX-B program, while it evaluates its strategic options for HepeX-B, including the possible sub-licensing of the product to a third party.

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

Our ordinary shares are traded on the London Stock Exchange under the symbol “XTL,” and on the Tel Aviv Stock Exchange under the symbol “XTL.” Our ADRs are quoted on the Nasdaq Global Market under the symbol “XTLB.” We operate under the laws of the State of Israel, under the Israeli Companies Act, the regulations of the United Kingdom Listing Authority, which governs our listing on the London Stock Exchange, and in the US, the Securities Act, the Exchange Act and the regulations of the Nasdaq Global Market.

Our principal offices are located at 750 Lexington Avenue, 20th Floor, New York, New York 10022, and our telephone number is 212-531-5960. The principal offices of XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, are located at 750 Lexington Avenue, 20th Floor, New York, NY 10022, and its telephone number is 212-531-5960. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this annual report.

On March 22, 2006, we completed a private placement of 46,666,670 ordinary shares (equivalent to 4,666,667 ADRs) at $0.60 per share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 23,333,335 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $0.875 ($8.75 per ADR). Total proceeds to us from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million. The private placement closed on May 25, 2006. Since inception, we have raised net proceeds of approximately $128.7 million to fund our activities, including the net proceeds from our recent private placement.

For the years ended December 31, 2006, 2005, and 2004 our capital expenditures were $21,000, $38,000 and $180,000, respectively. Our capital expenditures were primarily associated with the purchase of lab equipment for our research and development activities. There were no material divestitures during the years ended December 31, 2006, 2005 and 2004.

In January 2007, XTL Development, Inc., or XTL Development, our wholly-owned subsidiary, signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or in our ordinary shares over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine. In connection with the license agreement, XTL Development has committed to pay a transaction advisory fee in the form of our stock appreciation rights in an amount equivalent to 3% of our fully diluted ordinary shares at the close of the transaction, vesting to a third party one year after the close of the transaction, and 7% of our fully diluted ordinary shares at the close of the transaction, vesting following the first to occur of successful Phase III clinical trial results or the acquisition of our company. Payment of the stock appreciation rights can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares. See “Item 10. Additional Information -Material Contracts.”

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet medical needs, in particular the treatment of neuropathic pain and hepatitis C.

Our lead compound is Bicifadine. We are developing Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. Bicifadine is a serotonin and norepinephrine reuptake inhibitor, or SNRI. Compared to the currently approved SNRI’s, Bicifadine has a unique ratio of serotonin versus norepinephrine reuptake inhibition, which is weighted toward norepinephrine reuptake inhibition, providing a strong scientific rationale for using Bicifadine for the treatment neuropathic pain indications. Prior to it being in-licensed to us, Bicifadine has been tested extensively in over 15 clinical trials involving over 3,000 patients, and has been shown to be safe and generally well tolerated. Bicifadine was evaluated in various pain indications, including two large, randomized clinical trials (n=750 and n=540) in patients suffering from acute (non-neuropathic) pain, where Bicifadine demonstrated statistically significant efficacy. We intend to initiate a late-stage clinical trial with Bicifadine in neuropathic pain in the second half of 2007.

We currently have three products/programs under development with respect to Hepatitis C:

•
XTL-2125 is being developed for the treatment of hepatitis C. XTL-2125 is a novel orally-available non-nucleoside HCV RNA polymerase inhibitor. XTL-2125 has demonstrated potent activity against the hepatitis C virus in several pre-clinical systems. Investigational new drug application, or IND, enabling, good laboratory practice, or GLP, studies demonstrated that XTL-2125 has favorable oral pharmacokinetics and a good safety profile in multiple animal species. In May 2006, we announced the initiation of a Phase I, placebo-controlled, dose escalation trial of XTL-2125 in chronic HCV patients. In January 2007, the Phase I clinical trial - as originally designed - was completed. As no dose limiting toxicities have been encountered, we decided to add up to two additional higher dose cohorts to the study. We expect to announce results from this study in the second quarter of 2007. The compound was in-licensed by us from B&C Biopharm Co., Ltd., a Korean drug development company.

•
XTL-6865 is also being developed for the treatment of hepatitis C. XTL-6865 (formerly known as the HepeX-C program) is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. The antibodies comprising XTL-6865 are expected to “trap” the virus in the patient’s serum and prevent the infection of healthy liver cells. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials. In April 2005, we submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial for XTL-6865, the dual-antibody product. In September 2005, we announced the initiation of a Phase Ia clinical trial with XTL-6865 in patients with chronic hepatitis C. We expect results from this trial shortly.

•
DOS is a pre-clinical program focused on the development of novel hepatitis C small molecule inhibitors.  Compounds developed to date inhibit HCV replication in a pre-clinical cell-based assay with potencies comparable to clinical stage drugs. These compounds are presently in advanced stages of optimization.

In addition, HepeX-B, a combination of two monoclonal antibodies against hepatitis B, or HBV, was licensed to Cubist in June 2004. In July 2006, Cubist announced that it has decided not to make any further investment in the HepeX-B program, while it evaluates its strategic options for HepeX-B, including the possible sub-licensing of the product to a third party.

To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates. Moreover, preliminary results of our pre-clinical or clinical tests do not necessarily predict the final results, and acceptable results in early preclinical or clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We have received license and reimbursed out of pocket expense revenue pursuant to our agreement with Cubist with respect to HepeX-B, although HepeX-B has not yet been commercialized and may never be commercialized.

Our Strategy

Under our current strategy, we plan to:

•	develop Bicifadine for the treatment of neuropathic pain;

•	continue the clinical development of XTL-2125 and XTL-6865;

•	identify clinical candidates from our DOS program and advance them into clinical development; and

•	seek to in-license or acquire additional candidates.

Products Under Development

Bicifadine

Market Opportunity

We intend to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. According to Datamonitor, there are over 15 million people suffering from neuropathic pain in the United States alone. With limited treatment options available, neuropathic pain represents a significant unmet medical need. According to Datamonitor, the global market for neuropathic pain drugs is expected to grow from $1.7 billion in 2005 to $5.5 billion by 2015.

Scientific Background

Bicifadine is a serotonin and norepinephrine reuptake inhibitor. Other members of the SNRI class include Cymbalta® (approved for depression and neuropathic pain), and Effexor® (approved only for depression). Both Cymbalta and Effexor have been shown to be efficacious in neuropathic pain. Activity on norepinephrine reuptake is thought to be necessary for anti-depressants to be effective in neuropathic pain. Compared to the currently approved SNRI’s, Bicifadine has a unique ratio of serotonin versus norepinephrine reuptake inhibition, which is weighted toward norepinephrine reuptake inhibition, providing a strong scientific rationale for using Bicifadine for the treatment neuropathic pain indications.

Clinical Data

Four Phase I clinical trials and 14 Phase II clinical trials involving more than 1,000 patients have been conducted with an immediate release, or IR, formulation of Bicifadine for the treatment of acute pain. In five exploratory double-blind, placebo-controlled Phase II clinical trials of the IR formulation, Bicifadine demonstrated a statistically significant reduction in pain versus placebo, in some cases with an outcome suggesting it might be comparable to or better than positive controls such as codeine. In addition to these trials with the IR formulation, eight Phase I clinical trials using the sustained release, or SR, formulation of Bicifadine have been conducted. SR is a formulation that generally permits less frequent daily dosing and improves tolerability. We intend to use the SR formulation in future clinical development and for commercial use of Bicifadine.

In two additional larger (n=750 and n=540) single-dose, double-blind, placebo-controlled clinical trials with Bicifadine in the treatment of moderate to severe post-surgical acute dental pain, Bicifadine produced a highly statistically significant, dose-related reduction in pain compared to placebo, and which was comparable to a positive control arm (codeine or Tramadol). Both trials demonstrated Bicifadine to be safe and generally well-tolerated without producing any serious adverse events.

In a Phase III double-blind, placebo-controlled, clinical trial (n=325) with Bicifadine in the treatment of moderate to severe acute pain following bunionectomy surgery, statistically significant increases in analgesia were measured as early as 30 minutes after administration and these effects were sustained for the balance of the eight-hour measurement period. In this study, Bicifadine was safe and generally well-tolerated. The complete assessment of the analgesic action of Bicifadine under repeat dosing conditions could not be fully elucidated due to the high level of “rescue” analgesic medication used in both the placebo and active drug groups.

Due to the highly competitive nature of the market for acute pain drugs, and the FDA requirement to complete two repeat-dosing clinical trials in two different acute pain indications, no further studies in acute pain are planned.

Bicifadine has been further evaluated in three Phase III trials in chronic lower back pain, or CLBP. The primary efficacy endpoint in these trials was the change in pain severity rating score between baseline and the end of dosing. In these trials, Bicifadine was safe and generally well tolerated, but did not show a statistically significant effect relative to placebo on the primary endpoint of the study at any of the doses tested.

We believe that the failure of Bicifadine in the CLBP trials was a result of the inherent heterogeneity of the studied patient population (i.e. the varying causes of CLBP pain), uncontrolled physical activities in what is largely an activity-dependent pain indication, and a high placebo response.

Development Status

We believe that by re-directing the development of Bicifadine away from the novel indications in acute and chronic pain toward a proven area of efficacy of SNRI’s in the treatment of neuropathic pain, Bicifadine could be successfully developed for neuropathic pain, possibly offering a differentiated efficacy and safety profile based on the drug’s emphasis on norepinephrine reuptake inhibition.

We intend to initiate a late-stage clinical trial with Bicifadine in neuropathic pain in the second half of 2007.

Products for the treatment of Hepatitis C

Market Opportunity

We are developing several products for the treatment of hepatitis C. Chronic hepatitis C is a serious life-threatening disease which affects around 170 to 200 million people worldwide, according to a Datamonitor report from April 2005. We estimate that between eight to 10 million of these people reside in the US, Europe and Japan. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House, each year 10,000 to 12,000 people die from HCV in the US alone. The Centers for Disease Control, or CDC, predicts, that by the end of this decade, the number of deaths due to HCV in the US will surpass the number of deaths due to AIDS.

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

In the fourth quarter of 2005, we filed an application with the Israel Ministry of Health to conduct Phase I human trials of XTL-2125 in chronic HCV patients.  In May 2006, we announced the initiation of patient dosing in a Phase I clinical trial of XTL-2125 for the treatment of chronic HCV. The Phase I trial is a placebo controlled, randomized, dose escalating study, designed to evaluate the safety, tolerability and antiviral activity of single and multiple doses of XTL-2125. The study - as originally designed - was expected to enroll 48 patients into six cohorts comprised of eight patients each (of which two are placebo patients). Each patient was expected to receive a single dose, followed by a 14-day multi-dosing regimen commencing one week after the single dose administration. In January 2007, the Phase I clinical trial - as originally designed - was completed. As no dose limiting toxicities have been encountered, we have decided to add up to two additional higher dose cohorts to the study. We expect to announce results from this study in the second quarter of 2007.

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

The original Phase Ia single-dose study was designed to evaluate the safety, tolerability, and virologic activity of escalating single doses of XTL-6865 in patients with chronic hepatitis C virus infection, and to assess the pharmacokinetics of XTL-6865 in the presence of viral infection. The original study was a single-administration, randomized, double blind, placebo-controlled, multi-center design. Doses were administered to groups of four patients each: 5 mg, 20 mg, 75 mg, 250 mg, 600 mg, 1200 mg, 2400 mg, and placebo. Within each group, three subjects received XTL-6865 and one subject will receive placebo. No patient was enrolled in more than one dose level. Concentrations of anti-E2 antibody and HCV RNA in the peripheral blood were periodically evaluated. In December 2006, we completed dosing all patients in the trial - as originally designed. In January 2007, we added one multiple dose cohort to the trial, which includes four patients: three of whom will receive five daily dosings of 1200mg, and one of whom will receive placebo. Results from the trial are expected shortly.

DOS

DOS is a pre-clinical program focused on the development of three families of novel hepatitis C small molecule inhibitors.  Compounds in each family inhibited HCV replication in a pre-clinical cell-based assay with potencies comparable to clinical stage drugs.  These compounds are presently in advanced stages of optimization.

We gained access to the DOS program through a license and asset purchase agreement with VivoQuest that was completed in September 2005. Under this agreement, we licensed lead HCV molecules, a proprietary compound library and medicinal chemistry technologies.  The DOS small molecule chemistry technology developed at VivoQuest was used to create these molecules and is currently being used to produce optimized compounds for advanced pre-clinical and IND-enabling GLP safety studies. See “Item 10. Additional Information -Material Contracts.”

HepeX-B

HepeX-B, a combination of two monoclonal antibodies against hepatitis B, or HBV, was licensed to Cubist in June 2004. In December 2005, Cubist announced the positive results of a Phase IIb study with HepeX-B, based on which Cubist planned to meet with the FDA to discuss a proposed Phase III trial design. In July 2006, Cubist reported that the FDA direction on the regulatory pathway for approval creates both operational and economic challenges to it. The size of the safety population the FDA is looking for translates to an extremely lengthy development timeline, as there are only about 500 liver transplants due to hepatitis B in the US and Europe each year. In July 2006, Cubist announced that it had decided not to make any further investment in the HepeX-B program while it evaluates its strategic options for HepeX-B, including the potential sub-licensing of the product.

Proprietary Technology

Our proprietary Trimera technology, which was in-licensed from Yeda, is a method for introducing functional human cells or tissue into a mouse. The Trimera technology is a patented tool whereby murine immune systems are ablated by radiation, and bone marrow is transplanted from genetically immuno-deficient mice to re-enable red blood cell production. The result is the production of “radiation chimeras.” As these chimeras have no immune system, they are able to accept implanted human cells, without rejection, thereby creating a “Trimera.” The resulting mouse can be used to generate humanized monoclonal antibodies, or hMAbs and/or as an animal model of human disease. These models can be used for testing various approaches to treat human disease, including the development of new prophylactic and therapeutic products and were used to discover the HepeX-B product and to screen the activity of XTL-6865 and XTL-2125. We have no plans to use these models and technology in our other current or planned development activities.

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

If a patent is issued to a third party containing one or more preclusive or conflicting claims, and those claims are ultimately determined to be valid and enforceable, we may be required to obtain a license under such patent or to develop or obtain alternative technology. In the event of a litigation involving a third party claim, an adverse outcome in the litigation could subject us to significant liabilities to such third party, require us to seek a license for the disputed rights from such third party, and/or require us to cease use of the technology. Further, our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope, validity and/or enforceability of third-party proprietary rights. Litigation would involve substantial costs.

Bicifadine

There are currently eight patent families filed by DOV relating to Bicifadine: (i) methods and compositions containing Bicifadine for the treatment and prevention of hyperthermia; (ii) solid compositions containing the polymorph Form B of Bicifadine as characterized by certain infrared peaks and a distinct x-ray powder diffraction (XPRD) profile, and methods of treating pain in mammals using the same; (iii) methods and compositions employing a therapeutically effective amount of Bicifadine for preventing and treating a condition or symptom of acute pain, chronic pain, and/or a neuropathic disorder in mammalian subjects; (iv) methods and compositions containing Bicifadine HCl to prevent or treat neuropathic disorders in mammals, including, but not limited to, diabetic neuropathy; (v) methods and compositions containing Bicifadine for the prevention and treatment of lower urinary tract disorders; (vi) methods of making Bicifadine; (vii) methods and compositions for preventing or treating chronic pain comprising Bicifadine in combination with a non-steroidal anti-inflammatory drug (NSAID).

Of these eight patent families, there is one issued patent, U.S. Patent No. 7,094,799, generally directed to solid compositions containing the polymorph Form B of Bicifadine and “substantially free” of polymorph Form A. Pending patent applications filed by DOV in 2006 include:

•	A patent application directed to sustained release formulations of Bicifadine.

•	A patent application directed to the use of Bicifadine for treating a disability or reducing a functional impairment associated with acute pain, chronic pain, and/or neuropathic disorders.

•
A patent application directed to the use of Bicifadine for preventing and treating neuropathic disorders, including, but not limited to, diabetic neuropathy, diabetic peripheral neuropathy, and neuropathy associated with alcoholism, sciatica, multiple sclerosis, spinal cord injury, chronic low back pain, HIV, cancer, etc.

In addition, there is one issued patent to Wyeth directed to a method of treating an addictive, compulsive disorder caused by alcohol or cocaine abuse using Bicifadine HCl. There are also three pending US applications filed by Wyeth in 2005 directed to methods for treating neuropathic disorders or conditions. At least one of these patent applications covers the use of Bicifadine in the treatment of neuropathic pain.

Under the license agreement with DOV, we have exclusive worldwide rights to the above patents and patent applications for all therapeutic uses, with the exception of the Wyeth Retained Field. Under the terms of the DOV/Wyeth agreement, Wyeth can only develop Bicifadine for use in the Wyeth Retained Field in collaboration with DOV, and under the license agreement between DOV and XTL Development, DOV will not conduct research or development with Wyeth for the use of Bicifadine in the Wyeth Retained Field. See “Item 3. Key Information-Risk Factors-Risks Related to Our Intellectual Property.”

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

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our drug candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the US, or, diseases that affect more than 200,000 individuals in the US but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. While we believe that certain of the indications for our drug candidates will be eligible for orphan drug designation, we cannot assure you that our drugs will obtain such orphan drug designation or that we will be the first to receive FDA approval for such drugs so as to be eligible for market exclusivity protection.

Licensing Agreements and Collaborations

We have formed strategic alliances with a number of companies for the manufacture and commercialization of our products. Our current key strategic alliances are discussed below. See “Item 5. Operating and Financial Review and Prospects - Obligations and Commitments” which describes contingent milestone payments we have undertaken to make to certain licensors over the life of the licenses described below.

Bicifadine License

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or in our ordinary shares over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product and the remaining $11.5 million will be due prior to regulatory approval of the product. XTL Development is also obligated to pay DOV royalties on net sales of the product.

XTL-2125 License

XTL-2125 has been licensed from B&C since February 2003. Under the terms of the agreement, we have exclusive worldwide rights to XTL-2125, with the exception of Asia, which is shared between the two companies, and Korea, for which B&C retains exclusive rights. Under the terms of the agreement, we are obligated to make certain milestone payments in addition to royalties on product sales. To date we have made $1.5 million in license and milestone payments to B&C, and we have agreed to make additional contingent milestone payments of up to approximately $13.0 million over the life of the license, of which $8.0 million will be due upon or following regulatory approval of the drug. The license terminates upon the expiration of the last of the licensed patents. Notwithstanding the above, we may terminate this agreement upon specified notice to B&C.

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

In September 2003, we licensed Ab65 from Stanford University under an exclusive worldwide license agreement, excluding China. In China, we have co-exclusive rights with Applied Immunogenetics LLC. Under the terms of this agreement, we must use commercially reasonable efforts to commercialize and market Ab65. We are obligated to make royalty payments to Stanford University on sales of product incorporating Ab65, and we are also obligated to make milestone payments upon the occurrence of certain specified events. To date we have made $202,000 in license and milestone payments to Stanford University, and we have undertaken to make contingent milestone payments of up to approximately $200,000 over the life of the license, all of which will be due upon or following regulatory approval of the drug. The license terminates upon the later of the expiration of last of the licensed patents or at the time of our last royalty payment. Notwithstanding the above, we may terminate this agreement upon specified notice to Stanford University. In addition, should we fail to meet certain developmental milestones for Ab65, our rights to the use of Ab65 become non-exclusive upon notice to that effect to us by Stanford University.

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

Cubist License

We have entered into a licensing agreement with Cubist dated June 2, 2004, as amended, under which we granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. In August 2005, we transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide. Nevertheless, during the term of this agreement, we have an ongoing obligation to transfer to Cubist all information Cubist may reasonably require and to provide Cubist with reasonable access to pertinent employees of ours that have experience with or information related to HepeX-B. We are also required to file, prosecute and maintain the relevant patents at our sole expense.

Cubist has the right to sub-license HepeX-B. The sub-licensee fees we will receive in such cases will vary according to the territory, the subject of the sub-license, the patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments, indemnification obligations and local competition.

In December 2005, Cubist announced the positive results of a Phase IIb study with HepeX-B, based on which Cubist planned to meet with the FDA to discuss a proposed Phase III trial design. In July 2006, Cubist reported that the FDA direction on the regulatory pathway for approval creates both operational and economic challenges to it. The size of the safety population the FDA is looking for translates to an extremely lengthy development timeline, as there are only about 500 liver transplants due to hepatitis B in the US and Europe each year. As of the date hereof, Cubist has decided not to make any further investment in the HepeX-B program while Cubist evaluates strategic options for HepeX-B.

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

Yeda License

In April of 1993, we entered into a research and license agreement with Yeda, which we refer to as the Yeda Agreement, under which Yeda granted us an exclusive worldwide license to use the Trimera patent portfolio and to exclusively use the information derived from the performance of certain research for the purposes specified in the agreement. Subject to earlier termination in accordance with the Yeda Agreement, the term of the license with respect to any licensed product made and/or sold or to any other licensed activity conducted in any country where a licensed patent covers such product or other licensed activity is until the date on which the last licensed patent in that country expires or until 12 years from the first commercial sale of the product (or first receipts to us from such other licensed activity) in such country, whichever is the longer period and in any other country until 12 years from the first commercial sale of such product (or first receipts to us from such other licensed activity) in that country. Similar provisions fix the term of the license with respect to licensed activities not attributable to any particular country. Under the agreement, any assignment or sublicense of the license granted by Yeda requires Yeda's prior written consent.

The Yeda Agreement has undergone a number of amendments, one of the end results of which is that we shall pay to Yeda the following royalties in connection with the license: a royalty of 3% of all net sales received by us; 25% of amounts received by us on net sales of third parties (less certain royalties payable by us to third parties), but no more than 3% and no less than 1.5% of such net sales; and a royalty ranging between 20% to 40% on any receipts to us other than our net sales or receipts on net sales made by third parties. Furthermore, such amendments have also changed the termination provisions relating to Yeda’s entitlement to terminate the agreement if we do not pay Yeda a certain minimum amount of annual royalties of $100,000 or $200,000, depending on the year. We may terminate the agreement with Yeda with six months advance notice in which event our rights in any technology licensed by Yeda to us shall terminate and all rights in any technology derived from research and development activities performed by us in connection with the technology licensed by Yeda to us shall vest in Yeda.

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

Competing Products for Treatment of Neuropathic Pain

Three oral drugs have been approved by the FDA for the treatment of neuropathic pain: Gabapentin (developed by Pfizer Inc.) which is approved for the treatment of post herpetic neuralgia; Pregabalin (developed by Pfizer Inc.) which is approved for post herpetic neuralgia and diabetic neuropathic pain; and Cymbalta (developed by Eli Lilly and Company) which is approved for diabetic neuropathic pain.

Several other drugs are in late-stage clinical trials for the treatment of neuropathic pain: milnacipran (developed by Cypress Bioscience Inc.) is presently is Phase III clinical trials for the treatment of fibromyalgia, and desvenlafaxin (developed by Wyeth Pharmaceuticals Inc.) is presently in Phase III clinical trials for the treatment of neuropathic pain. Wyeth has also filed a new drug application, or NDA, with the FDA, seeking approval of desvenlafaxin in depression.

Several additional companies are developing drugs for neuropathic pain including: Vernalis plc, Endo Pharmaceuticals Inc., GlaxoSmithKline plc, Avanir Pharmaceuticals, and UCB.

Competing Products for Treatment of Chronic Hepatitis C

We believe that a certain number of the drugs that are currently under development will become available in the future for the treatment of hepatitis C.

At present, the only approved therapies for treatment of chronic HCV are Interferon-based. There are multiple drugs presently under development for the treatment of HCV, most of which are in the pre-clinical or early stage of clinical development. These compounds are being developed by both established pharmaceutical companies, as well as by biotech companies. Examples of such companies are: Anadys Pharmaceuticals, Inc., F. Hoffman-LaRoche & Co., Intercell AG, Schering-Plough Corporation, Gilead Sciences, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Vertex Pharmaceuticals Incorporated and Viropharma Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do. In addition, our competitors also include smaller private companies such as Pharmasset, Ltd.

Supply and Manufacturing

We currently have no manufacturing capabilities and do not intend to establish any such capabilities.

Bicifadine

As part of our license agreement with DOV, we have the right to purchase certain inventories of Bicifadine that have been produced for DOV. We believe that the present Bicifadine inventories owned by DOV will be adequate to satisfy our current clinical supply needs. For further late stage trials, we intend to utilize DOV’s existing Bicifadine inventory so long as it meets the relevant specifications and quality control requirements. In the event that the inventory does not meet the proper specifications, or if DOV should fail to provide us with adequate supplies of the inventory, then we will contract with a manufacturer to supply us with our additional clinical needs. For commercial supply of Bicifadine, we intend to contract with the drug’s existing manufacturers or other drug manufacturers to produce drug supply in sufficient quantity for launch and commercialization. See “Item 3. Key Information-Risk Factors-Risks Related to Our Intellectual Property.”

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

HepeX-B

In July 2006, Cubist announced that it has decided not to make any further investment in the HepeX-B program, while it evaluates its strategic options for HepeX-B, including the sub-licensing of the product.

Future supply of the HepeX-B clinical material will be manufactured by a contract manufacturer to be selected by our partner Cubist or its sub-licensor, should it sub-license HepeX-B to a third-party.

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

The FDA may permit expedited development, evaluation, and marketing of new therapies intended to treat persons with serious or life-threatening conditions for which there is an unmet medical need under its fast track drug development programs. A sponsor can apply for fast track designation at the time of submission of an IND, or at any time prior to receiving marketing approval of the NDA. To receive fast track designation, an applicant must demonstrate that the drug:

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

•
Phase IV: The FDA may require Phase IV post-marketing studies to find out more about the drug’s long-term risks, benefits, and optimal use, or to test the drug in different populations, such as children.

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

Should we wish to market our products outside the US, we must receive marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, companies are typically required to apply for foreign marketing authorizations at a national level. However, within the EU, registration procedures are available to companies wishing to market a product in more than one EU member state. Typically, if the regulatory authority is satisfied that a company has presented adequate evidence of safety, quality and efficacy, then the regulatory authority will grant a marketing authorization. This foreign regulatory approval process, however, involves risks similar or identical to the risks associated with FDA approval discussed above, and therefore we cannot guarantee that we will be able to obtain the appropriate marketing authorization for any product in any particular country. Our current development strategy calls for us to seek marketing authorization for our drug candidates outside the United States.

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

Organizational structure

Our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc., are each incorporated in Delaware and each has its principal place of business in New York, New York.

Property, Plants and Equipment

We lease an aggregate of approximately 1,776 square meters of office and laboratory facilities in Rehovot, Israel, expiring in April 2007. On February 28, 2007, we exercised an option to renew the lease and to downsize the facilities to approximately 400 square meters of office space; the lease expires in April 2008, with an option to extend for an additional year through April 2009. We lease approximately 3,000 square meters of laboratory facilities in Valley Cottage, New York, and 39 square meters in Raleigh, North Carolina. The leases in Valley Cottage and Raleigh expire in November 2009, and in October 2007, respectively. We also lease an approximate 100 square meter area in New York, New York, which is subject to a rent sharing agreement with the lessee of the facility. We have an option to renew our lease agreements, as needed.

We anticipate that these facilities will be sufficient for our needs for the foreseeable future. To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own. However, to secure the lease agreements in Israel, we provided a bank guarantee in the amount of approximately $236,000. As of December 31, 2006, the guarantee is secured by pledge on a restricted deposit amounting to $172,000 linked to the Israeli Consumer Price Index, which is included in the balance sheet as a restricted deposit.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in “Item 3. Key Information-Risk Factors” and “Item 4. Information on the Company.” See also the “Special Cautionary Notice Regarding Forward-Looking Statements” set forth above.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with US GAAP for the years ended December 31, 2006, 2005 and 2004, and as of December 31, 2006 and 2005, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2006, 2005, 2004, 2003 and 2002. We have derived the selected financial data for the fiscal years ended December 31, 2006, 2005, and 2004, and as of December 31, 2006 and 2005, from our audited consolidated financial statements, included elsewhere in this annual report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002, from audited financial statements not appearing in this annual report, which have been prepared in accordance with US GAAP. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements,” including the related notes.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out of-pocket-expenses	$--	$2,743	$3,269	$--	$--
License	454	454	185	--	--
	454	3,197	3,454	--	--
Cost of Revenues
Reimbursed out-of-pocket expenses	--	2,743	3,269	--	--
License	54	54	32	--	--
	54	2,797	3,301

Gross Margin	400	400	153	--	--

Research and development
Research and development costs	10,229	7,313	11,985	14,022	13,231
Less participations	--	--	--	3,229	75
	10,229	7,313	11,985	10,793	13,156

In-process research and development	--	1,783	--	--	--

General and administrative	5,576	5,457	4,134	3,105	3,638
Business development costs	641	227	810	664	916

Operating loss	(16,046)	(14,380)	(16,776)	(14,562)	(17,710)

Other income (expense)
Financial and other income, net	1,141	443	352	352	597
Taxes on income	(227)	(78)	(49)	(78)	(27)

Loss for the period	$(15,132)	$(14,015)	$(16,473)	$(14,288)	$(17,140)

Loss per ordinary share
Basic and diluted	$(0.08)	$(0.08)	$(0.12)	$(0.13)	$(0.15)
Weighted average shares outstanding	201,737,295	170,123,003	134,731,766	111,712,916	111,149,292

	As of December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$25,347	$13,360	$22,924	$22,262	$35,706
Working capital	22,694	11,385	20,240	19,967	33,396
Total assets	26,900	15,151	25,624	24,853	38,423
Long-term obligations	738	1,493	2,489	1,244	1,017
Total shareholders’ equity	22,760	11,252	19,602	20,608	34,830

Overview

We are a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of neuropathic pain and hepatitis C. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

We were established as a corporation under the laws of the State of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We are a development stage company and have no product sales to date. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, from our initial public offering and from our placing and open offer transaction.

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

Our revenues currently consist of license fees and reimbursed out of pocket expenses from Cubist. We recognize the license fee revenues from our agreement with Cubist ratably over the expected life of the arrangement or until regulatory approval is obtained, with un-amortized amounts recorded as deferred revenues. We also recognize revenue related to reimbursed out of pocket expenses at the time that that we provide development services to Cubist. In July 2006, Cubist announced that it had decided not to make any further investment in the HepeX-B program while it evaluates its strategic options for HepeX-B, including the sub-licensing of the product. See “Item 4. Information on the Company - Business Overview - Products Under Development - HepeX-B.”

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

Our research and development costs consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates. We expense our research and development costs as they are incurred.

Our participations consist primarily of grants received from the Israeli government in support of our research and development activities. These grants are recognized as a reduction of expense as the related costs are incurred. See “- Research and Development, Patents and Licenses - Israeli Government Research and Development Grants,” below.

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses. We expense our general and administrative expenses as they are incurred.

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel and professional fees. Our business development activities are related to partnering activities for our drug programs, seeking new development collaborations and in-licensing opportunities. We expense our business development expenses as they are incurred.

Our results of operations include non-cash compensation expense as a result of the grants of stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award recorded over the respective vesting periods of the individual stock options. The expense is included in the respective categories of expense in the statement of operations. We experienced a significant increase in non-cash compensation in the fiscal year ended December 31, 2005, and continue to expect to incur significant non-cash compensation as a result of adopting Statement of Financial Accounting Standards No. 123, “Share Based Payment,” or SFAS 123R, on January 1, 2005.

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

Results of Operations

Years Ended December 31, 2006 and 2005

Revenues. Revenues for the year ended December 31, 2006, decreased by $2,743,000 to $454,000, as compared to revenues of $3,197,000 for the year ended December 31, 2005. The decrease in revenues for the year ended December 31, 2006, was due to the absence of reimbursed out of pocket expenses from Cubist, pursuant to our agreement with Cubist, under which we transferred full responsibility for completing the development of HepeX-B to Cubist. We do not expect our revenues to have a material impact on our operating results during the next fiscal year.

Cost of Revenues. Cost of revenues for the year ended December 31, 2006, decreased by $2,743,000 to $54,000, as compared to cost of revenues of $2,797,000, for the year ended December 31, 2005. The decrease in cost of revenues was due to the absence of development expenses for HepeX-B that were incurred pursuant to our licensing agreement with Cubist, as described above. We do not expect our cost of revenues to have a material impact on our operating results during the next fiscal year.

Research and Development Costs. Research and development costs increased by $2,916,000 to $10,229,000 for the year ended December 31, 2006, as compared to $7,313,000 for the year ended December 31, 2005. The increase in research and development costs was due primarily to an increase of $3,413,000 in expenses related to the inclusion of a full year of DOS which was acquired from VivoQuest in September 2005 (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”), offset by a decrease of approximately $66,000 and $431,000 in expenses related to the XTL-6865 and XTL-2125 development and clinical programs, respectively. The decreased expenses associated with our clinical programs were due to the benefit in 2006 of cost reductions associated with our 2005 restructuring (see “2005 Restructuring,” below).

We expect our research and development costs to increase in 2007 due to the recent in-licensing and planned clinical development of Bicifadine (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”), and also due to the continued development of our existing programs.

In-Process Research and Development. We did not record a charge for the year ended December 31, 2006. For the year ended December 31, 2005, we incurred a charge of $1,783,000 for the estimate of the portion of the VivoQuest transaction purchase price allocated to in-process research and development.

General and Administrative Expenses. General and administrative expenses increased by $119,000 to $5,576,000 for the year ended December 31, 2006, as compared to expenses of $5,457,000 for the year ended December 31, 2005. The increase in general and administrative expenses was due primarily to increased expenses associated with the hiring of our Chief Executive Officer in 2006 and with being a US public company, offset by a decrease of $649,000 in non-cash compensation costs, related to option grants. In 2005 a market capitalization-based milestone, associated with certain grants made to our Chairman and to one of our non-executive directors in 2005 (see “Item 6. Directors, Senior Management and Employees - Employment Agreements”) was achieved; in 2006, no such milestone was achieved, resulting in a decrease in non-cash compensation expense in 2006 as compared to 2005.

Excluding non-cash compensation costs, we do not expect any change in the level of our general and administrative costs during 2007.

Business Development Costs. Business development costs increased by approximately $414,000 to $641,000 for the year ended December 31, 2006, as compared to expenses of $227,000 for the year ended December 31, 2005. The increase in business developments costs was due primarily to increased expenses associated with our acquisition and in-licensing program, which included legal and due diligence expenses associated with the recent in-licensing of Bicifadine.

We expect our expenses to increase significantly during 2007 as a result of the expense associated with issuance the stock appreciation rights that were issued as a transaction advisory fee in connection with the recent in-licensing of Bicifadine (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”).

Financial and Other Income. Financial and other income for the year ended December 31, 2006, increased by $698,000 to $1,141,000, as compared to financial income of $443,000 for the year ended December 31, 2005. The increase in financial and other income was due primarily to a higher level of invested funds due to the completion of the private placement that closed in May 2006, as well as due to the general increase in short-term market interest rates when compared to the comparable period last year.

Income Taxes. Income tax expense increased by $149,000 to $227,000 for the year ended December 31, 2006, as compared to expenses of $78,000 for year ended December 31, 2005. Our income tax expense is attributable to taxable income from the continuing operations of our subsidiary in the US. This income is eliminated upon consolidation of our financial statements.

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

Research and Development Costs. Research and development costs decreased by $4,672,000 to $7,313,000 for the year ended December 31, 2005, as compared to $11,985,000 for the year ended December 31, 2004. The decrease in research and development costs was due primarily to the absence of approximately $3,301,000 in expenses related to the development and clinical program of HepeX-B, due to the agreement with Cubist and the subsequent inclusion of development costs related to HepeX-B in Cost of Revenues above and a decrease of approximately $2,746,000 in expenses related to the XTL-6865 development and clinical program. This decrease was partially offset by an approximate $135,000 increase in expenses associated with XTL-2125 and an increase of $1,240,000 in expenses related to the inclusion of DOS from September 2005 following the completion of the VivoQuest transaction (see “Item 10. Additional Information - Material Contracts”).

In-Process Research and Development. For the year ended December 31, 2005, we incurred a charge of $1,783,000 for the estimate of the portion of the VivoQuest transaction purchase price allocated to in-process research and development.

General and Administrative Expenses. General and administrative expenses increased by $1,323,000 to $5,457,000 for the year ended December 31, 2005, as compared to expenses of $4,134,000 for the year ended December 31, 2004. The increase in general and administrative expenses was due primarily to an increase in non-cash compensation costs of $2,639,000, primarily related to the grant of options to certain of our directors and the application of SFAS 123R, offset by a decrease in expenses following our 2005 restructuring.

Business Development Costs. Business development costs decreased by approximately $583,000 to $227,000 for the year ended December 31, 2005, as compared to expenses of $810,000 for the year ended December 31, 2004. The decrease in business developments costs was due primarily to reduced compensation costs and reduced professional fees.

Financial and Other Income. Financial and other income for the year ended December 31, 2005, increased by $91,000 to $443,000, as compared to financial and other income of $352,000 for the year ended December 31, 2004. The increase in financial and other income was due primarily to increased interest income due to the general increase in short-term market interest rates when compared to the comparable period last year.

Income Taxes. Income tax expense increased by $29,000 to $78,000 for the year ended December 31, 2005, as compared to expenses of $49,000 for year ended December 31, 2004. Our income tax expense is attributable to taxable income from the continuing operations of our subsidiary in the US. This income is eliminated upon consolidation of our financial statements.

2005 Restructuring

In 2005, we implemented a restructuring plan designed to focus our resources on the development of our lead programs, with the goal of moving these programs through to clinical proof of concept. The 2005 restructuring included a 32 person reduction in our workforce, 31 of whom were in research and development and one of whom was in general and administrative. As part of the 2005 restructuring, we took a charge in 2005 of $168,000, relating to employee dismissal costs, $163,000 of which was included in research and development costs and $5,000 of which was included in general and administrative expenses. The 2005 Restructuring was completed in early 2006.

As of December 31, 2006, 32 employees have left under the 2005 restructuring plan and approximately $168,000 of dismissal costs were paid. As of December 31, 2006 and 2005, approximately $0 and $21,000, respectively in employee dismissal obligations were included in accounts payable and accrued expenses.

In December 2005, as a result of our restructuring, and in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, we reviewed the carrying value of certain lab equipment assets, and recorded an impairment charge in research and development costs in an amount of $26,000 in 2005.

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

Stock Compensation. We have granted options to employees, directors and consultants, as well as warrants to other third parties. Statement of Financial Accounting Standards, or SFAS, No. 123R “Share - Based Payment” (“SFAS 123R”) addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments.

SFAS 123R eliminates the ability to account for employee share-based payment transactions using Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees,” or APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. SFAS 123R applies to all awards granted or modified after the effective date of the standard. In addition, compensation costs for the unvested portion of previously granted awards that remain outstanding on the effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under SFAS No. 123 “Accounting for Stock-Based Compensation,” or SFAS 123.

Prior to January 1, 2005, we accounted for employee stock-based compensation under the intrinsic value model in accordance with APB 25 and related interpretations. We implemented early adoption of SFAS 123R, as of January 1, 2005, using the modified prospective application transition method, as permitted by SFAS 123R. Under such transition method, our financial statements for periods prior to the effective date of SFAS 123R (January 1, 2005) have not been restated. As a result of the early adoption, we reduced the deferred share-based compensation against the additional paid in capital.

The fair value of stock options granted with service conditions was determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123R. The fair value of stock options granted with market conditions was determined using a lattice model that incorporated a Monte Carlo Simulation method. Such value is recognized as an expense using the graded method under SFAS123R.

We account for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS123, and as of January 1, 2005, by SFAS 123R, and the provisions Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” or EITF 96-18.

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

Accounting For Income Taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires management to estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As a result of our “approved enterprise” status, our current tax rate in Israel is 0%, and therefore no deferred tax assets have been included in these financial statements in respect of carryforward losses. Our current income tax expense results from taxes imposed on our US-based subsidiary, and the deferred tax assets included in these financial statements result from changes in respect of temporary differences between the financial reporting basis and the tax basis in our US-based subsidiary.

Paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

Impairment. Pursuant to SFAS 144, long-lived assets, including certain intangible assets, to be held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 144, if the sum of the estimated future cash flows (undiscounted and without interest charges) of the long-lived assets held and used is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Assets “held for sale” are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Accounting Related to the Valuation of In-Process Research and Development. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, we recorded a charge of $1,783,000 in 2005 for the amount allocated to in-process research and development in the VivoQuest transaction. In-process research and development costs represent the relative fair value of purchased in-process research and development costs that, as of the transaction date, have not reached technological feasibility and have no proven alternative future use. As VivoQuest is a development stage enterprise that had not yet commenced its planned principal operations, we accounted for the transaction as an acquisition of assets pursuant to the provisions of SFAS 142. Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

The fair value of the in-process research and development acquired was estimated by management with the assistance of an independent third-party appraiser, using the “income approach.” In the income approach, fair value is dependent on the present value of future economic benefits to be derived from ownership of an asset. Central to this approach is an analysis of the earnings potential represented by an asset and of the underlying risks associated with obtaining those earnings. Fair value is calculated by discounting future net cash flows available for distribution to their present value at a rate of return, which reflects the time value of money and business risk. In order to apply this approach, the expected cash flow approach was used. Expected cash flow is measured as the sum of the average, or mean, probability-weighted amounts in a range of estimated cash flows. The expected cash flow approach focuses on the amount and timing of estimated cash flows and their relative probability of occurrence under different scenarios. The probability weighted expected cash flow estimates are discounted to their present value using the risk free rate of return, since the business risk is incorporated in adjusting the projected cash flows to the probabilities for each scenario. The valuation was based on information that was available to us as of the transaction date and the expectations and assumptions deemed reasonable by our management. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected.

Recently Issued Accounting Standards

EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation).” In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

FIN 48, “Accounting for Uncertainty in Income Taxes.” In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

SFAS 157, “Fair Value Measurements.” The FASB has issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for us), and interim periods within those fiscal years. We are currently evaluating the potential impact of the new standard on our consolidated financial statements and disclosures.

SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to us, this statement will be effective as of the year beginning January 1, 2008. We are currently evaluating the impact that the adoption of SFAS 159 would have on our consolidated financial statements and disclosures.

Impact of Inflation and Currency Fluctuations

We generate all of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. To date, our business has not been materially adversely affected by changes in the US dollar exchange rate or by effects of inflation in Israel.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 29% in 2007 (31% in 2006), which will be reduced as follows: 2008 - 27%, 2009-26%, 2010 and after - 25%. However, we have been granted approved enterprise status, and we are, therefore, eligible for a reduced corporate tax under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed profits derived from the approved enterprise program will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of between 10% and 25%, depending on the percentage of non-Israeli investors holding our ordinary shares. The period of tax benefits with respect to our approved enterprise program has not yet commenced because we have yet to realize taxable income. However, this benefit period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Since we are currently over 25% foreign owned, we are entitled to a reduced tax rate of 25%. If we subsequently pay a dividend out of income derived from the “approved enterprise” during the tax exemption period, it will be subject to withholding tax on the amount distributed, including any company tax on these amounts from which it was exempt , at the rate which would have been applicable had such income not been exempt (25%). These benefits may not be applied to reduce the US federal tax rate for any income derived by our US subsidiary. To maintain our eligibility for these tax benefits, we must meet certain reporting requirements and certain conditions that we have either obligated ourselves to meet or that are included in the Certificate of Approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel. We may, in the foreseeable future, cease to be entitled to the aforesaid tax benefits, as we may not in the future be in compliance with the Certificate of Approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel due to a reduction in research and development activity in Israel. There can be no assurance that such tax benefits will continue in the future at their current levels or otherwise.

As of December 31, 2006, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2006, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $110.6 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

For a description of Israeli government policies that affect our research and development expenses, and the financing of our research and development, see “-Research and Development, Patents and Licenses - Israeli Government Research and Development Programs,” below.

Liquidity and Capital Resources

We have financed our operations from inception primarily through our initial public offering, various private placement transactions, our August 2004 placing and open offer transaction and option and warrant exercises. As of December 31, 2006, we had received net proceeds of $45.7 million from our initial public offering, net proceeds of $15.4 million from the 2004 placing and open offer transaction, net proceeds of approximately $67.6 million from various private placement transactions, including the March 2006 private placement that closed in May 2006, and proceeds of $2.1 million from the exercise of options and warrants.

As of December 31, 2006, we had $25.2 million in cash, cash equivalents, and short-term bank deposits, an increase of $11.8 million from December 31, 2005. Cash used in operating activities for the year ended December 31, 2006, was $12.6 million, as compared to $10.5 million for the year ended December 31, 2005. This increase in cash used in operating activities was due primarily to increased expenditures associated with the execution of our business plan. For the year ended December 31, 2006, net cash used in investing activities of $20.8 million, as compared to $9.5 million in net cash provided from investing activities, was primarily the result of investment of a portion of the proceeds of our private placement that closed in May 2006 in short-term bank deposits. For the year ended December 31, 2006, net cash provided by financing activities of $24.5 million, as compared to $1.5 million for the year ended December 31, 2005, was the result of our $24.4 million private placement that closed in May 2006, and $0.1 million of proceeds from the exercise of stock options in 2006.

Our cash and cash equivalents, as of December 31, 2006, were invested in highly liquid investments such as cash and short-term bank deposits. As of December 31, 2006, we are unaware of any known trends or any known demands, commitments, events, or uncertainties that will, or that are reasonably likely to, result in a material increase or decrease in our required liquidity. We expect that our liquidity needs during 2007 will continue to be funded from existing cash, cash equivalents, and short-term bank deposits.

Based on our current business plan, we believe that we have sufficient resources to fund our operations for approximately the next 12 months. We do believe, however, that we will seek additional capital during the next 12 months through public or private equity offerings, debt financings and/or collaborative, strategic alliance and licensing arrangements. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it.

Our forecast of the period of time through which our cash, cash equivalents and short-term investments will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

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

We have based our estimate on assumptions that may prove to be inaccurate. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing may be obtained through strategic relationships, public or private sales of our equity or debt securities, and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of our ordinary shares or other securities convertible into shares of our ordinary shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations, and our business, financial condition and results of operations would be materially harmed. See “Item 3. Key Information - Risk Factors - Risks Related to Our Financial Condition.”

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

Obligations and Commitments

As of December 31, 2006, we had known contractual obligations, commitments and contingencies of $1,919,000. Of this amount, $469,000 relates to research and development agreements, of which $441,000 is due within the next year, with the remaining balance due as per the schedule below. The additional $1,450,000 relates to our operating lease obligations, of which $584,000 is due within the next year, with the remaining balance due as per the schedule below.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Research & development agreements	$469,000	$441,000	$28,000	$--	$--
Operating leases	1,450,000	584,000	866,000	--	--
Total	$1,919,000	$1,025,000	$894,000	$--	$--

Additionally, we have undertaken to make contingent milestone payments to certain licensors of up to approximately $48.5 million over the life of the licenses, of which approximately $34.0 million will be due upon or following regulatory approval of the drugs. In some cases, these contingent payments will only be triggered upon receipt of royalties on sales of related products and in certain cases will partially offset royalties we would otherwise owe those licensors. See “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations” above.

We also have a commitment to make contingent payments to the Office of the Chief Scientist of up to approximately $17.0 million, all of which is due from royalties of approximately 3%-5% from proceeds from net sales of products in the research and development of which the Israeli government participated in by way of grants, as discussed in the immediately following section.

In addition, in January 2007, we signed an agreement with DOV to in-license the worldwide rights for Bicifadine. In accordance with the terms of the license agreement, we made an up-front payment of $7.5 million in cash. In addition, we will make milestone payments of up to $126.5 million, in cash and/or ordinary shares over the life of the license, of which up to $115 million will be due upon approval of the product. We are also obligated to pay royalties to DOV on net sales of the product. In addition, we have committed to pay a third party a transaction advisory fee in the form of stock appreciation rights in an amount equivalent to 3% of our fully diluted ordinary shares at the close of the transaction, vesting after one year of the close of the transaction, and 7% of our fully diluted ordinary shares at the close of the transaction, vesting following the first to occur of successful Phase III clinical trial results or our acquisition. Payment of the stock appreciation rights by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares. See “Item 10. Additional Information - Material Contracts”.

Research and Development, Patents and Licenses

Research and development costs consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates and technologies.

The following table sets forth the research and development costs for each of our clinical-stage projects, our pre-clinical activities, and for all other research and development programs for the periods presented. Whether or not and how quickly we complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates may change significantly. For a further discussion of factors that may affect our research and development, see “Item 3. Risk Factors - Risks Related to Our Business,” and “Item 4.Information on the Company - Business Overview - Products Under Development” above.

	Years ended December 31,
	2006	2005	2004	Cumulative, as of December 31, 2006
XTL-2125
Research and development costs	$2,936,000	$3,367,000	$3,232,000	$12,301,000
Less participations	--	--	--	(168,000)
	2,936,000	3,367,000	3,232,000	12,133,000

XTL-6865
Research and development costs	2,640,000	2,706,000	5,452,000	24,259,000
Less participations	--	--	--	(2,540,000)
	2,640,000	2,706,000	5,452,000	21,719,000

HepeX-B1
Research and development costs	--	2,743,000	6,570,000	26,985,000
Less participations	--	(2,743,000)	(3,269,000)	(10,173,000)
	--	--	3,301,000	16,812,000

Other research and development programs[2]
Research and development costs	4,653,000	1,240,000	--	35,586,000
Less participations	--	--	--	(4,081,000)
	4,653,000	1,240,000	--	31,505,000

Total Research and development
Research and development costs	10,229,000	10,056,000	15,254,000	99,131,000
Less participations	--	(2,743,000)	(3,269,000)	(16,962,000)
	10,229,000	7,313,000	11,985,000	82,169,000
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

Israeli Government Research and Development Grants

In the past, we participated in programs offered by the Office of the Chief Scientist under the Industry, Trade and Labor Ministry of Israel that support research and development activities. We did not apply for, or receive, grants from the Office of the Chief Scientist for the years ended December 31, 2006, 2005 and 2004.

In the past, we received grants from the Office of the Chief Scientist for several projects. Under the terms of these grants, we will be required to pay a royalty ranging between 3% to 5% of the net sales of products developed from an Office of the Chief Scientist-funded project, beginning with the commencement of sales of such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). The royalty rate (between 3% and 5%) varies depending on the amount of years that lapse between receipt of the grant and its repayment by us. At the time grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed, as above, we are not obligated to pay any such royalties. At December 31, 2006, the maximum amount of the contingent liability in respect of royalties related to ongoing projects including interest and LIBOR rate was equal to $3,442,000.

Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the Office of the Chief Scientist provides a special approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount of funds granted. The specific increase within this range would depend on the extent of the manufacturing to be conducted outside of Israel. Alternatively, the restriction on manufacturing outside of Israel will not apply to the extent that plans to manufacture were disclosed when filing the application for funding (and provided the application was approved based on the information disclosed in the application). In such circumstances, the Office of the Chief Scientist will take into account the proposal that Office of the Chief Scientist-funded projects will have an overseas manufacturing component. Under applicable Israeli law, Israeli government consent is required to transfer to Israeli third parties technologies developed under projects which the government funded. Transfer of Office of the Chief Scientist funded technologies outside of Israel is prohibited. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies.

We have received the approval of the Office of the Chief Scientist for the transfer of manufacturing rights of our HepeX-B product under the terms of the agreement with Cubist. As a consequence, we are obligated to repay the grants received from the Office of the Chief Scientist for the financing of the HepeX-B product from any amounts received by us from Cubist due to the sales of HepeX-B product, at a percentage rate per annum calculated based on the aggregate amount of grants received from the Office of the Chief Scientist divided by all amounts invested by us in the research and development activities of HepeX-B, and up to an aggregate amount of 300% of the original amounts received for such project, including interest at the LIBOR rate. As of December 31, 2006, the aggregate amount received from the Office of the Chief Scientist for the financing of the HepeX-B project including interest and LIBOR rate was equal to $4,533,000. At December 31, 2006, the maximum amount of the contingent liability in respect of royalties related to HepeX-B product was $13,599,000.

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of February 28, 2007. Except as noted, the business address for each of the following is 750 Lexington Avenue, 20th Floor, New York, NY 10022.

Name	Age	Position
Michael S. Weiss	41	Chairman of the Board of Directors
William J. Kennedy, Ph.D	62	Non Executive Director
Ido Seltenreich (1)	35	Non Executive and External Director
Vered Shany, D.M.D (1)	42	Non Executive and External Director
Ben Zion Weiner, Ph.D (1)	62	Non Executive Director
Ron Bentsur	41	Chief Executive Officer
Bill Kessler (1)	41	Director of Finance

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

Ido Seltenreich has served as a director of our company since August 2005. Mr. Seltenreich was the representative of Cinema City International N.V., or CCI, in the Czech Republic, for which he had served as the Managing and Financing Director from October 1999 to September 2006.  From July 2003 to August 2005, Mr. Seltenreich also served as a member of the Board of Directors of an intragroup company of CCI, a development company that operated in the Bulgarian market. Prior to that, from 1996-1999, Mr. Seltenreich worked at Luboshits Kasirer, a member of Ernst & Young. Mr. Seltenreich received his B.A. in economics and accounting from Haifa University and has an Israeli CPA license.

Vered Shany has served as a director of our company since August 2005. Since September 2006, Dr. Shany has served as the founder, Chairman and CEO of Lotus Bio Inc., a private medical diagnostics company. Since March 2002, Dr. Shany has managed Tashik Consultants, providing strategic consulting and corporate analysis for Israeli and international corporations and investment management in life sciences companies. Previously, Dr. Shany served as managing director of Up-Tech Ventures Ltd, a subsidiary of the Africa-Israel Investments Group from May 2000 to March 2002, as a member of the Board of Directors of the Weizmann Science Park Incubator from May 2000 to March 2002, and as vice president of marketing for Arad Technological Incubator from 1995 to 1999. Dr. Shany is currently an external director of Capital Point Ltd., since August 2006, and in Simigon Ltd., since September 2006. Dr. Shany served as an external director in Lahak Mutual Funds of Bank Hapoalim, from October 2000 to September 2006, and in SFKT - Shrem Fudim Kellner Technologies, from September 2000 to September 2006. Dr. Shany holds an M.A. in business administration from Heriot - Watt University, Edinburgh Business School, and she completed her D.M.D., Doctor of Medical Dentistry, and her B.Med.Sc, from Hebrew University of Jerusalem.

Ben Zion Weiner has served as a director of our company since February 2005. Dr. Weiner has been with Teva Pharmaceutical Industries Ltd. since 1975, after a Post Doctorate fellowship at Schering-Plough in the U.S. He received his Ph.D in Chemistry from the Hebrew University of Jerusalem. In January 2006, Dr. Weiner joined the Office of the CEO and assumed the role of Chief R&D Officer at Teva. Dr. Weiner served as Group Vice President—Global Products from April 2002 until January 2006, responsible for Global Generic Research and Development, Global Innovative Research and Development and innovative products marketing. Dr. Weiner is a member of Teva's Core Management Committee. He was granted twice the Rothschild Prize for Innovation/Export, in 1989 for the development of alpha D3 for Dialysis and Osteoporosis and in 1999 for the development of Copaxone® for Multiple Sclerosis.

Ron Bentsur has served as our Chief Executive Officer since January 2006. From June 2003 until January 2006, Mr. Bentsur served as Vice President, Finance and Investor Relations of Keryx Biopharmaceuticals, Inc. From October 2000 to June 2003, Mr. Bentsur served as Director of Investor Relations at Keryx. From July 1998 to October 2000, he served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker at ING Barings Furman Selz. Mr. Bentsur holds a B.A. in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an M.B.A., Magna Cum Laude, from New York University’s Stern Graduate School of Business.

Bill Kessler has served as our Director of Finance since January 2006 and as our principal finance and accounting officer since July 2006. Mr. Kessler has over 15 years of corporate and Wall Street experience, working with publicly-traded and private companies in Israel and the United States. During 2005, Mr. Kessler served as a consultant to our company, where he spearheaded the process of listing XTL for trading on Nasdaq. From October 2003 until December 2005, Mr. Kessler served as a financial consultant to Keryx, and from April 2001 until September 2003, Mr. Kessler served as the controller of Keryx. From 1996-2000, Mr. Kessler served as Chief Financial Officer for TICI Software Systems Ltd., an Israeli based software development and consulting company. From 1990-1993, Mr. Kessler worked as a research analyst at Wertheim Schroder & Co., covering media and entertainment companies. Mr. Kessler holds a B.A., Magna Cum Laude, from Yeshiva University, and an M.B.A., from Columbia University.

Employment Agreements

We have an employment agreement dated as of January 3, 2006, with Ron Bentsur, Chief Executive Officer. Mr. Bentsur is entitled to an annual base salary of $225,000. He was entitled to receive a one time bonus of $25,000 in the event we are successful in securing an equity financing in excess of $10 million, and he received this bonus in 2006 as a result of our private placement completed in May 2006. He is entitled to receive discretionary bonus payments of up to 100% of his annual base salary on achievement of certain milestones recommended by the Remuneration Committee and set by our Board of Directors. In March 2006, Mr. Bentsur was also granted options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per share (the closing price of our ADRs on the Nasdaq Global Market on January 2, 2006, divided by ten). These options are exercisable for a period of ten years from the date of issuance, and granted under the same terms and conditions as the 2001 Share Option Plan (see “- Share Ownership - Share Option Plans” below) and the specific terms of any option agreement entered into with Mr. Bentsur. Of these, 2,333,334 options shall vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of options shall vest upon achievement of certain milestones (2,333,333 upon the achievement of $350 million market capitalization or $75 million in working capital, as set out in the agreement and 2,333,333 upon the achievement of $550 million market capitalization or $125 million in working capital, as set out in the agreement). We may terminate the agreement without cause (as defined in the agreement) on 30 days’ prior notice to Mr. Bentsur, and immediately and without prior notice for cause. Mr. Bentsur may terminate the agreement with good reason (as defined in the agreement) on 30 days’ prior notice to us. In addition, in the event of a merger, acquisition or other change of control or in the event that we terminate Mr. Bentsur, either without cause or as a result of his death or disability, or Mr. Bentsur terminates his agreement for good reason, any outstanding but unvested options granted to Mr. Bentsur under the agreement will immediately vest and the period during which he may exercise such options shall be the earlier of two years from the effective date of his termination or ten years from the date he commenced employment. Additionally, our Board of Directors shall have the discretion to accelerate all or a portion of Mr. Bentsur’s options at any time. If we choose to terminate the agreement for cause, Mr. Bentsur will not be owed any benefits, with the exception of any unpaid remuneration that would have accrued up to his date of termination.

We have an employment agreement dated February 10, 2006, and effective as of January 1, 2006, with Bill Kessler, our Director of Finance. Mr. Kessler is entitled to an annual base salary of $90,000. He is entitled to receive bonus payments at the discretion of the Chief Executive Officer and as set by our Board of Directors. Mr. Kessler shall also be entitled to receive one or more grants of options to purchase our ordinary shares, on terms and conditions set by our Board of Directors. Mr. Kessler is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), a continuing education plan, and the use of a company car. There is a non-compete clause surviving one year after termination of employment, preventing Mr. Kessler from competing directly with us. The employment agreement may be terminated by either party on three months prior written notice. In June 2006, our Board of Directors granted options to Mr. Kessler to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.60 per share (the price of our ADRs in the private placement that we completed on March 22, 2006 and which closed on May 25, 2006, divided by ten, which was above the market price of our ADRs on the Nasdaq Global Market on such date divided by ten). These options vest over a four-year period and are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001.

We have an agreement dated August 1, 2005, with Michael S. Weiss, our non-Executive Chairman of the Board of Directors. Mr. Weiss is entitled to annual remuneration of $150,000. He was granted options to purchase a total of 9,250,000 ordinary shares at an exercise price equal to $0.354 per share (which was below the market price of our ordinary shares on the date of grant). These options are exercisable for a period of five years from the date of issuance, and granted under the same terms and conditions as our 2001 Share Option Plan. The options shall vest upon achievement of certain market capitalization based milestones. As of December 31, 2006, 3,083,333 options that were granted to Mr. Weiss are vested. We may terminate the agreement without cause (as defined in the agreement) on 30 days’ prior notice to Mr. Weiss, and immediately and without prior notice for cause. Mr. Weiss may terminate the agreement with good reason (as defined in the agreement) on 30 days prior notice to us. In the event that the agreement is terminated without cause (in our case) or with good reason (in the case of Mr. Weiss), any outstanding but unvested options granted to Mr. Weiss under the agreement will immediately vest and the period during which he may exercise such options will be extended. If we choose to terminate the agreement for cause, Mr. Weiss will not be owed any benefits, with the exception of any unpaid remuneration that would have accrued through his date of termination.

We have three types of service agreements with our non-executive directors, other than our agreement with our non-Executive Chairman. The first type, entered into with Ben Zion Weiner on August 1, 2005, provides for a grant of 2,000,000 options having an exercise price equal to $0.354 per share (which was below the market price of our ordinary shares on the date of grant), exercisable for a period of five years and vesting upon achievement of certain market capitalization based milestones. As of December 31, 2006, 666,667 options that were granted to Mr. Weiner are vested. The second type of director service agreement, entered into with William Kennedy on August 1, 2005, provides for a grant of 60,000 options having an exercise price equal $0.853 (equal to the average price per share, as derived from the Daily Official List of the London Stock Exchange, in the three days preceding the date of such grant), vesting over the three years from the date of grant. In addition, the second type of director service agreement provides for three annual grants of 20,000 options each, at an exercise price equivalent to the then current closing price of our ADRs on the Nasdaq Global Market (subject to the ordinary share-ADR ratio). The third type, entered into with Ido Seltenreich and Vered Shany, on August 1, 2005, , respectively, does not provide for option grants, and has a term of 36 months, unless terminated by the director upon two months’ written notice to us. Each of the three types of director service agreements provides for an annual salary of $20,000, payments of $2,000 for attendance at each board meeting, $500 for attendance at each committee meeting, $500 for attendance at a board meeting held by teleconference, reimbursement of reasonable out-of-pocket expenses, and termination by the director on two months’ written notice to us.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or officers for the year 2006 (nine persons) was approximately $1.1 million. This amount includes payments made for social security, pension, disability insurance and health insurance premiums of approximately $0.1 million, as well as bonus accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers.

During 2006, we granted a total of 40,000 options to two of our non-executive directors: 20,000 options granted to William Kennedy, are exercisable at $0.325 per ordinary share (the closing price of our ADRs on the Nasdaq Global Market on the date of grant divided by ten), and expire ten years after date of grant; and 20,000 options granted to the estate of Jonathan Spicehandler are exercisable at $0.325 per ordinary share (which was below the closing price of our ADRs on the Nasdaq Global Market on the date of grant divided by ten, $0.328), and expire on December 31, 2007. Subsequent to the passing of Jonathan Spicehandler, our Board of Directors accelerated the vesting of any unvested options and extended the exercise period through to December 31, 2007.

In March 2006, the Board of Directors approved grants of a total of 9,898,719 options to our non-executive Chairman and 750,000 options to one of our non-executive directors, Ben Zion Weiner. These options are exercisable at an exercise price of $0.713 per share (the volume weighted average price per share of the ADRs on the Nasdaq Global Market during the thirty trading days prior to the Board of Directors’ approval divided by ten). The options vest as follows: (i) 1/3 of such options vest over three years, of which amounts, 1/3 vest and become exercisable upon the first anniversary of the issuance of the options and the remainder vest and become exercisable on a quarterly basis; (ii) 1/3 of such options vest and become exercisable upon our achieving a total market capitalization on a fully diluted basis of more than $350 million; and (iii) 1/3 of such options vest upon our achieving a total market capitalization on a fully diluted basis of more than $550 million. The options can be exercised for a period of ten years. The grant of such options is conditional upon approval of the shareholders at a duly convened shareholder meeting. During 2006, we did not seek shareholder approval, so the options had not been granted as of the date hereof.

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

Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of five members, including our non-executive Chairman. Other than our two external directors, our new directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are William Kennedy, (chairman of the nomination committee), Ido Seltenreich and Vered Shany. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In November 2006, at the annual general meeting of our shareholders, Michael Weiss, Ben Zion Weiner and William Kennedy were re-elected to serve as directors of our company. Ido Seltenreich and Vered Shany were elected to serve as external directors of our company at the annual general meeting that took place in August 2005. Ido Seltenreich and Vered Shany are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in August 2008, as more fully described below. After this date, their term of service may be renewed for an additional three-year term.

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

The initial term of an external director is three years and may be extended for an additional three-year term. An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. At least one external director must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

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

Research and Development Committee

Our research and development committee is currently comprised of three external directors, Ben-Zion Weiner, William Kennedy and Michael Weiss. The research and development committee oversees our current and proposed research and development activities in an advisory role and is only authorized to make recommendations to our Board of Directors.

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

Pursuant to Nasdaq Marketplace Rule 4350(a)(i), foreign private issuers may elect to follow home country practices in lieu of certain Nasdaq corporate governance requirements by submitting to Nasdaq a written statement from an independent counsel in the company's home country, certifying that the company's practices are not prohibited by the home country's laws. This letter is only required once, at the time of listing. We previously submitted to Nasdaq such a letter from our legal counsel in Israel in connection with the September 1, 2005, application for our ADRs to trade on the Nasdaq Global Market under the symbol “XTLB.”

On March 22, 2006, we completed a private placement of ordinary shares together with warrants for an aggregate consideration of approximately $28 million in gross proceeds. The transaction closed on May 25, 2006. In connection with the private placement, we relied on the exemption afforded by Nasdaq Marketplace Rule 4350(a)(i) from the requirements of Nasdaq Marketplace Rule 4350(i)(D), which requires that an issuer receive shareholder approval prior to an issuance of shares (or securities convertible into or exercisable for shares) which together with any sales by officers, directors or substantial shareholders of the company equals 20% or more of the shares or the voting power outstanding before the issuance.

Employees

As of February 28, 2007, we had 33 full-time equivalent employees. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a few provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. We have written employment contracts with our employees, and we believe that our relations with our employees are good.

For the years ended December 31, 2006, 2005 and 2004, the number of our employees engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2006	2005	2004
Research and Development
Israel	8	22	44
U.S	18	19	8
	26	41	52
Financial and general management
Israel	4	4	7
U.S	2	--	--
	6	4	7
Business development
Israel	--	--	--
U.S	1	1	1
	1	1	1
Total	33	46	60
Average number of full-time employees	40	54	58

Share Ownership

The following table sets forth certain information as of February 28, 2007, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of February 28, 2007.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of February 28, 2007	Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Michael S. Weiss Chairman of the Board	--	3,083,333[2]	3,083,333	1.38%
William Kennedy Director	--	25,000[3]	25,000	*
Ben Zion Weiner Director	--	666,667[2]	666,667	*
Ido Seltenreich Director	250,000[4]	--	250,000	*
Vered Shany Director	--	--	--	--
Ron Bentsur Chief Executive Officer	48,220	777,782[5]	826,002	*
Bill Kessler Director of Finance	--	--	--	--

All directors and executive officers as a group (7 persons)	298,220	4,552,782	4,851,002	2.16%
-------------------------------------
(1)	Options to purchase ordinary shares
(2)	At an exercise price of $0.354 per ordinary share, expiring July 31, 2010.
(3)	20,000 options at an exercise price of $0.354 per ordinary share, expiring July 31, 2015 and 5,000 options at an exercise price of $0.325 per ordinary share, expiring July 31, 2016.
(4)	Held under a blind trusteeship arrangement with a third-party.
(5)	At an exercise price of $0.774 per ordinary share, expiring March 15, 2016.
* Represents Less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 6 of our consolidated financial statements, included at “Item 18. Financial Statements.”

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

As of December 31, 2006, we have granted to employees, directors and consultants options that are outstanding to purchase up to 33,235,238 ordinary shares, under the five share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

1998 Share Option Plan

Under a share option plan established in 1998, we granted options to our employees which are held by a trustee under section 3(i) of the Israeli tax ordinance, or the Tax Ordinance, of which 3,884,810 are outstanding and exercisable at an exercise price of $0.497 per ordinary share. The options are non-transferable.

The options granted thereunder are outstanding and exercisable until January 2008. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

1999 Share Option Plan

Under a share option plan established in 1999, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 790,790 are outstanding and exercisable, at an exercise price of $0.497 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

1999 International Share Option Plan

Under an international share option plan established in 1999, we granted options to our employees during 1999 and 2000 of which 1,380,000 are outstanding and exercisable at an exercise price between $0.497 and $1.10 per ordinary share. The options are non-transferable.

The options granted thereunder are outstanding until October 2007. If the options are not exercised and the shares are not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

2000 Share Option Plan

Under a share option plan established in 2000, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 669,800 are outstanding and exercisable, at an exercise price of $1.10 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2006, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 5,714,838 are outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2006, 1,801,637 options are fully vested. As of December 31, 2006, the remaining number of options available for future grants under the 2001 Plan is 4,799,569.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 20,795,000 outstanding options, and 6,066,667 exercisable options, as of December 31, 2006, which were granted to employees, directors and consultants not under an option plan during 1997-2006. The options were granted at an exercise price between $0.20 and $2.11 per ordinary share. The options expire between 2008 and 2016.

This figure includes 9,250,000 and 2,000,000 options that were granted to our Chairman and Ben Zion Weiner, a non-executive director, respectively, at an exercise price equal to $0.354 per ordinary share, in August 2005, and are exercisable for a period of five years from the date of issuance, and vest upon achievement of certain market capitalization based milestones (see “-Employment Agreements,” above).

This figure also includes 7,000,000 options that were granted to our CEO, and are exercisable for a period of ten years from the date of issuance at an exercise price equal to $0.774 per ordinary share. Of these, 2,333,334 options vest over a three year period and the balance of options vest upon achievement of certain market capitalization based or working capital based milestones (see “-Employment Agreements above”).

In addition, this figure also includes options granted to consultants as in conjunction with a licensing agreement with Stanford University to purchase a total of up to 320,000 of our ordinary shares at an exercise price per share of $0.200.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of February 28, 2007, we are not aware of any beneficial owner holding more than 5% of our outstanding ordinary shares. As of February 28, 2007, there were 5,110,019 ADRs outstanding, held by approximately 5 record holders, whose holdings represented approximately 23% of the total outstanding ordinary shares, substantially all of which record holders were in the US.

Related Party Transactions

We did not have any transactions or loans with related parties during the fiscal year ended December 31, 2005. For the fiscal year ended December 31, 2006 and during the two months ended February 28, 2007, we leased approximately 100 meters of office space from Keryx subject to a rent sharing agreement for $15,000 and $3,000, respectively. In addition, our Chief Executive Officer and our Director of Finance provide consulting services to Keryx; however, the amount of their time devoted to this endeavor and the compensation they receive, if any, is immaterial.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are included on pages F-1 through F-39 of this annual report.

Legal Proceedings

Neither we nor our subsidiaries are a party to, and our property is not the subject of, any material pending legal proceedings.

Dividend Distributions

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any such cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. See Note 8 of our Consolidated Financial Statements, included at “Item 18. Financial Statements,” and “Item 10. Additional Information - Taxation.” Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

Significant Changes

In-Licensing of Bicifadine

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or our ordinary shares over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties on net sales of the product to DOV. In addition, XTL Development has committed to pay a transaction advisory fee to a third party in the form of stock appreciation rights in the amount equivalent to 3% of our fully diluted ordinary shares at the close of the transaction, vesting one year after the close of the transaction, and 7% of our fully diluted ordinary shares at the close of the transaction, vesting following successful Phase III clinical trial results or the acquisition of XTL. Payment of the stock appreciation rights can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares, having a nominal value of NIS 0.02, is the London Stock Exchange, where our shares have been listed and traded under the symbol “XTL” since our initial public offering in September of 2000. As of July 12, 2005, our ordinary shares are also listed on the Tel Aviv Stock Exchange under the symbol “XTL.” Since September 1, 2005, our ADRs have been traded on the Nasdaq Global Market under the symbol “XTLB,” with each ADR representing ten ordinary shares.

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the London Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 1.958 US Dollars per British Pound, as reported by the Bank of Israel on February 28, 2007.

	British Pence (p)		US Dollar
Last Six Calendar Months	High	Low	High	Low
February 2007	21.75	19.50	0.43	0.38
January 2007	24.25	14.25	0.47	0.28
December 2006	16.00	14.25	0.31	0.28
November 2006	19.00	14.75	0.37	0.29
October 2006	18.00	11.75	0.35	0.23
September 2006	16.00	12.00	0.31	0.23

Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2006	19.00	11.75	0.37	0.23
Third Quarter of 2006	24.00	12.00	0.47	0.23
Second Quarter of 2006	40.75	23.50	0.80	0.46
First Quarter of 2006	45.00	34.25	0.88	0.67
Fourth Quarter of 2005	53.00	42.00	1.04	0.82
Third Quarter of 2005	61.75	38.00	1.21	0.74
Second Quarter of 2005	40.50	36.00	0.79	0.70
First Quarter of 2005	43.50	26.00	0.85	0.51

Last Five Full Financial Years
2006	45.00	11.75	0.88	0.23
2005	61.75	26.00	1.21	0.51
2004	32.25	13.00	0.63	0.25
2003	18.75	5.75	0.37	0.11
2002	64.00	11.50	1.25	0.23

The following table sets forth, for the periods indicated, the high and low sales prices of the ordinary shares on the Tel Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 4.211 New Israeli Shekel per US Dollar, as reported by the Bank of Israel on February 28, 2007.

	New Israeli Shekel		US Dollar
Last Six Calendar Months	High	Low	High	Low
February 2007	1.86	1.59	0.44	0.38
January 2007	2.02	1.12	0.48	0.27
December 2006	1.34	1.03	0.32	0.24
November 2006	1.57	1.24	0.37	0.29
October 2006	1.40	0.96	0.33	0.23
September 2006	1.31	1.04	0.31	0.25
Financial Quarters Since Listing
Fourth Quarter of 2006	1.57	0.96	0.37	0.23
Third Quarter of 2006	2.03	1.04	0.48	0.25
Second Quarter of 2006	3.37	2.03	0.80	0.48
First Quarter of 2006	3.66	2.86	0.87	0.68
Fourth Quarter of 2005	4.38	3.44	1.04	0.82
Full Financial Years Since Listing
2006	3.66	0.96	0.87	0.23

American Depositary Shares

The following table presents, for the periods indicated, the high and low market prices for our ADRs as reported on the Nasdaq Global Market since September 1, 2005, the date on which our ADRs were initially quoted. Prior to the initial quotation of our ADRs on the Nasdaq Global Market on September 1, 2005, our ADRs were not traded in any organized market and were not liquid.

	US Dollar
Last Six Calendar Months	High	Low
February 2007	4.35	3.90
January 2007	4.99	2.69
December 2006	3.30	2.70
November 2006	3.69	2.85
October 2006	3.40	2.22
September 2006	3.02	2.08
Financial Quarters Since Listing
Fourth Quarter of 2006	3.69	2.22
Third Quarter of 2006	4.43	2.08
Second Quarter of 2006	7.50	4.40
First Quarter of 2006	8.12	6.13
Fourth Quarter of 2005	9.50	7.10
Full Financial Years Since Listing
2006	8.12	2.08

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes of the Company

Pursuant to Part B, Section 3 of our Articles of Association, we may undertake any lawful activity.

Powers and Obligations of the Directors

Pursuant to the Israeli Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body, as that term is defined under Israeli law, without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in “Item 10. Additional Information - Memorandum and Articles of Association-Approval of Certain Transactions.” The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

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

Approval of Certain Transactions

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees - Directors and Senior Management,” holds such office in our Company. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors, or a committee thereof. Arrangements regarding the compensation of directors also require audit committee and shareholders approval, with the exception of compensation to external directors in the amounts specified in the regulations discussed in “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Compensation.”

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

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders to which we need to add additional three days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than seven days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting. All shareholders who are registered in our registrar on the record date, or who will provide us with proof of ownership on that date as applicable to the relevant registered shareholder, are entitled to participate in a general meeting and may vote as described in “Voting Rights” and “Voting by Proxy and in Other Manners,” below.

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting in which a quorum is present have the power to elect all of our directors, except the external directors whose election requires a special majority as described under the section entitled “Item 6. Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another shareholder with 25% or greater shares in the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser's shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading external of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

•	there is a limitation on acquisition of any level of control of the company; or

•	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. If, as a result of an acquisition of shares, the purchaser will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the purchaser offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the purchaser may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares of the company. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does US tax law. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

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

Enforceability of Civil Liabilities

We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this report reside outside the US. Service of process upon them may be difficult to effect within the US. Furthermore, because substantially all of our assets, and those of our non-US directors and officers and the Israeli experts named herein, are located outside the US, any judgment obtained in the US against us or any of these persons may not be collectible within the US.

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

Material Contracts

Bicifadine License

In January 2007, XTL Development, our wholly owned subsidiary, signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or in our ordinary shares over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product and the remaining $11.5 million will be due prior to regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of the product to DOV.

In addition, XTL Development has committed to pay a transaction advisory fee to a third party in the form of stock appreciation rights in the amount equivalent to 3% of our fully diluted ordinary shares at the close of the transaction, vesting one year after the close of the transaction, and 7% of our fully diluted ordinary shares at the close of the transaction, vesting following the first to occur of successful Phase III clinical trial results or the acquisition of XTL. Payment of the stock appreciation rights by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares.

Yeda License Agreement

In April of 1993, we entered into a research and license agreement with Yeda, which we refer to as the Yeda Agreement, under which Yeda granted us an exclusive worldwide license to use the Trimera patent portfolio and to exclusively use the information derived from the performance of certain research for the purposes specified in the agreement. Subject to earlier termination in accordance with the Yeda Agreement, the term of the license with respect to any licensed product made and/or sold or to any other licensed activity conducted in any country where a licensed patent covers such product or other licensed activity is until the date on which the last licensed patent in that country expires or until 12 years from the first commercial sale of the product (or first receipts to us from such other licensed activity) in such country, whichever is the longer period and in any other country until 12 years from the first commercial sale of such product (or first receipts to us from such other licensed activity) in that country. Similar provisions fix the term of the license with respect to licensed activities not attributable to any particular country. Under the agreement, any assignment or sublicense of the license granted by Yeda requires Yeda's prior written consent.

The Yeda Agreement has undergone a number of amendments, one of the end results of which is that we shall pay to Yeda the following royalties in connection with the license: a royalty of 3% of all net sales received by us; 25% of amounts received by us on net sales of third parties (less certain royalties payable by us to third parties), but no more than 3% and no less than 1.5% of such net sales; and a royalty ranging between 20% to 40% on any receipts to us other than our net sales or receipts on net sales made by third parties. Furthermore, such amendments have also changed the termination provisions relating to Yeda’s entitlement to terminate the agreement if we do not pay Yeda a certain minimum amount of annual royalties of $100,000 or $200,000, depending on the year. We may terminate the agreement with Yeda with six months advance notice in which event our rights in any technology licensed by Yeda to us shall terminate and all rights in any technology derived from research and development activities performed by us in connection with the technology licensed by Yeda to us shall vest in Yeda.

In the agreement between Yeda, us and Cubist, whereby Yeda gave its consent relating to the grant of the license by us to Cubist under the terms of the HepeX-B collaboration, Yeda received the right to receive at least 1.5% of net sales of HepeX-B by Cubist sub-licensees, regardless of the amount received by us from Cubist in respect of such sales.

Cubist Collaboration

We have entered into a licensing agreement with Cubist dated June 2, 2004, as amended, under which we granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. In August 2005, we transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide. Nevertheless, during the term of this agreement, we have an ongoing obligation to transfer to Cubist all information Cubist may reasonably require and to provide Cubist with reasonable access to pertinent employees of ours that have experience with or information related to HepeX-B. We are also required to file, prosecute and maintain the relevant patents at our sole expense.

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

The agreement expires on the later of the last valid patent claim covering HepeX-B to expire or ten years after the first commercial sale of HepeX-B on a country-by-country basis.

In December 2005, Cubist announced the positive results of a Phase IIb study with HepeX-B, based on which Cubist planned to meet with the FDA to discuss a proposed Phase III trial design. In July 2006, Cubist reported that the FDA direction on the regulatory pathway for approval creates both operational and economic challenges to it. The size of the safety population the FDA is looking for translates to an extremely lengthy development timeline, as there are only about 500 liver transplants due to hepatitis B in the US and Europe each year. As of the date hereof, Cubist has decided not to make any further investment in the HepeX-B program while Cubist evaluates strategic options for HepeX-B.

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

We urge shareholders to consult their own tax advisors as to the US, Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADRs, including, in particular, the effect of any foreign, state or local taxes. For purposes of the entire Taxation discussion, we refer to ordinary shares and ADRs collectively as ordinary shares.

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

Corporate Tax Rate

The regular tax rate in Israel in 2007 is 29% (2006-31%). This rate is currently scheduled to decrease as follows: in 2008 - 27%, 2009 - 26%, 2010 and after - 25%. However, the effective tax rate of a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% rather than the usual rate in 2007 of 29% (as mentioned above, gradually scheduled to be reduced to 25% in 2010), for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the Approved Enterprise first generates taxable income. However, this period is limited to 12 years from commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier.

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

The amendment to the Investment Law does not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendment to the Investment Law should not impact an existing Approved Enterprise that received an approval certificate prior to December 2004. The new tax regime will only apply for a new Approved Enterprise and to an Approved Enterprise expansion for which the first year of benefits was 2004 or later.

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

The Investment Center has granted us Approved Enterprise status, which approval was granted prior to December 31, 2004, and is therefore entitled to the benefits afforded by the Investment Law prior to its amendment. Accordingly, our undistributed taxable income derived from this program will be tax exempt for a period of two years beginning with the year in which we first generate taxable income, and thereafter will be subject to a reduced tax rate of 25% or less, if we qualify as a foreign investors' company, for a period of between five and eight years, depending on the percentage of our capital held by non-Israeli shareholders. However, this benefit period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. To date, we have not generated taxable income. We may, in the forseeable future, cease to be entitled to the aforesaid tax benefits, as we may not in the future be in compliance with the Certificate of Approval from the Investment Center of the Ministry of Industry and Trade of the State of Israel due to a reduction in research and development activity in Israel.

Additionally, given our significant amount of net operating losses, and the limitation mentioned above to the benefit period, there is no certainty if and when we would be able to enjoy the tax benefits described above.

Tax Benefits for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking the deduction. Expenditures not so approved are deductible over a three-year period. In the past, expenditures that were made out of proceeds made available to us through government grants were automatically deducted during a one year period.

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

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future. We may, in the forseeable future, cease to be entitled to the aforesaid tax benefits, due to a reduction in research and development activity in Israel.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•
where a company's equity, as defined in the law, exceeds the cost of fixed assets as defined in the Inflationary Adjustments Law, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the cost of fixed assets, as defined in the Inflationary Adjustments Law, exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

•	subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

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

Other provisions may apply to shareholders that acquired their ordinary shares in XTL prior to our 2006 private placement and / or prior to January 1, 2003.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-US tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to US holders entitled to special treatment under US federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of US federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special US federal income tax rules applicable in special circumstances, including to US holders who:

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

Each shareholder should consult its tax advisor regarding the particular tax consequences to such holder of ownership and disposition of our shares, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Taxation of Dividends Paid on Ordinary Shares

Subject to the description of the passive foreign investment company rules below, a US holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the US holder’s basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares.

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed to a non-corporate holder at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 121 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is either a corporation that is eligible for the benefits of a comprehensive income tax treaty with the US or a corporation whose stock, the shares of which are with respect to any dividend paid by such corporation, is readily tradable on an established securities market in the United States. However, a foreign corporation will not be treated as qualified if it is a passive foreign investment company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a US holder will be includible in the income of a US holder in a US dollar amount calculated by reference to the exchange rate on the day the distribution is received. A US holder that receives a foreign currency distribution and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See “ - Israeli Tax Considerations—Taxation of Dividends” above. If a US holder receives a dividend from us that is subject to Israeli withholding, the following would apply:

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

•
The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the part of your US tax attributable to your net foreign source passive income. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by US persons, you may be required to treat the part of the dividend attributable to US source earnings and profits as US source income, possibly reducing the allowable credit.

•
A US holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent the US holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or, alternatively, to the extent the US holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a US holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

•	If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your XTL dividends in determining your taxable income.

•	Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

•
If you are a US corporation holding our stock, the general rule is that you cannot claim the dividends-received deduction with respect to our dividends. There is an exception to this rule if you own at least 10% of our ordinary shares (by vote and value) and certain conditions are met, including that we were not a PFIC during the period you have held our ordinary shares.

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

Tax Consequences If We Are A Passive Foreign Investment Company

Special tax rules apply to the timing and character of income received by a US holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS, has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation such as us is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2005 and 2004. However, we believe that we were a PFIC for the taxable year ended December 31, 2006. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that there is a significant likelihood that we will be classified as a PFIC in the 2007 taxable year and possibly in subsequent years.

If we are classified as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the US holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such US holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under this special regime, any excess distribution and recognized gain would be treated as ordinary income and the federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US holder's holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the US holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.

A US holder may generally avoid the PFIC regime by electing to treat his PFIC shares as a “qualified electing fund.” If a US holder elects to treat PFIC shares as a qualified electing fund, also known as a “QEF Election,” the US holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the US holder. A US holder may make a QEF Election with respect to a PFIC for any taxable year in which he was a shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the US holder. Procedures exist for both retroactive elections and the filing of protective statements. A US holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the US holder's income tax return for the first taxable year to which the election will apply.

A QEF Election is made on a shareholder-by-shareholder basis. A US holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed US federal income tax return. We have complied with the record-keeping and reporting requirements that are a prerequisite for US holders to make a QEF Election for the 2006 tax year. For this purpose, we have made our 2006 PFIC annual information statement available under a link entitled “PFIC Annual Information Statement” under the “Investor Information” section on our corporate website, which you may access at www.xtlbio.com. While we plan to continue to comply with such requirements, if, in the future, meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify US holders.

Alternatively, a US holder may also generally avoid the PFIC regime by making a so-called "mark-to-market" election. Such an election may be made by a US holder with respect to ordinary shares owned at the close of such holder's taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or an equivalent regulated and supervised foreign securities exchange.

If a US holder were to make a mark-to-market election with respect to ordinary shares, such holder generally will be required to include in its annual gross income the excess of the fair market value of the PFIC shares at year-end over such shareholder’s adjusted tax basis in the ordinary shares. Such amounts will be taxable to the US holder as ordinary income, and will increase the holder’s tax basis in the ordinary shares. Alternatively, if in any year, a United States holder’s tax basis exceeds the fair market value of the ordinary shares at year-end, then the US holder generally may take an ordinary loss deduction to the extent of the aggregate amount of ordinary income inclusions for prior years not previously recovered through loss deductions and any loss deductions taken will reduce the shareholder’s tax basis in the ordinary shares. Gains from an actual sale or other disposition of the ordinary shares with a “mark-to-market” election will be treated as ordinary income, and any losses incurred on an actual sale or other disposition of the ordinary shares will be treated as an ordinary loss to the extent of any prior “unreversed inclusions” as defined in Section 1296(d) of the Code.

The mark-to-market election is made on a shareholder-by-shareholder basis. The mark-to-market election is made by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed US federal income tax return for the year of election. Such election is effective for the taxable year for which made and all subsequent years until either (a) the ordinary shares cease to be marketable stock or (b) the election is revoked with the consent of the IRS.

A US holder who did not make an election either to (i) treat us as a “qualified electing fund,” or (ii) mark our ordinary shares to market, will be subject to the following:

•	gain recognized by the US holder upon the disposition of, as well as income recognized upon receiving certain excess distributions on the ordinary shares would be taxable as ordinary income;

•	the US holder would be required to allocate the excess distribution and/or disposition gain ratably over such US holder's entire holding period for such ordinary shares;

•
the amount allocated to each year other than the year of the excess distribution or disposition and pre-PFIC years would be subject to tax at the highest applicable tax rate, and an interest charge would be imposed with respect to the resulting tax liability;

•	the US holder would be required to file an annual return on IRS Form 8621 for the years in which distributions were received on and gain was recognized on dispositions of, our ordinary shares; and

•
any US holder who acquired the ordinary shares upon the death of the shareholder would not receive a step-up to market value of his income tax basis for such ordinary shares. Instead such US holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

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

US Federal Income Tax Consequences for Non-US holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-US holder of ordinary shares will not be subject to US federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•
the item is effectively connected with the conduct by the Non-US holder of a trade or business in the US and, in the case of a resident of a country which has a tax treaty with the US, the item is attributable to a permanent establishment in the US;

•	the Non-US holder is subject to tax under the provisions of US tax law applicable to US expatriates; or

•	the individual non-US holder is present in the US for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Back-Up Withholding

US holders generally are subject to information reporting requirements with respect to dividends paid in the US on ordinary shares. Existing regulations impose back-up withholding on dividends paid in the US on ordinary shares unless the US holder provides IRS Form W-9 or otherwise establishes an exemption. US holders are subject to information reporting and back-up withholding on proceeds paid from the disposition of ordinary shares unless the US holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-US holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that the non-US holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption to the US financial institution holding the ordinary shares.

Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. Back-up withholding is not an additional tax. The amount of any back-up withholding will be allowed as a credit against a holder's US federal income tax liability and may entitle the holder to a refund, provided that specified required information is furnished to the IRS on a timely basis.

US Federal Income Tax Consequences for XTL

The residency of the Chairman of our Board of Directors and our Chief Executive Officer in the United States (“US”), as well as other less significant contacts that we have with the US, could likely lead to a determination by the US Internal Revenue Service that we currently have a “permanent establishment” in the US, which began in 2005. As a result, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, if this occurred, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualify for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. We would be potentially able to credit foreign taxes against our US tax liability in connection with income attributable to our US permanent establishment and subject to US and foreign income tax.

At present, the parent company, XTL Biopharmaceuticals Ltd., does not earn any taxable income for US tax purposes. If we do eventually earn taxable income attributable to our US permanent establishment, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2006 since these losses were all accumulated under Israeli tax laws. However, we would be able to utilize accumulated loss carryforwards to offset such U.S. taxable income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2006, we estimate these U.S. net operating loss carryforwards are approximately $ 15.2 million.  These losses can be carried forward twenty years to offset future US taxable income. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government, investment-grade corporate debt securities, and bank deposits in accordance with our investment policy. Some of these instruments in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2006, our portfolio of financial instruments consists of cash equivalents and short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2006, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We generate all of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.   Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2006, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management concluded that our disclosure controls and procedures as of December 31, 2006, were effective.

 (b) Internal controls. There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ido Seltenreich, chairman of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and Nasdaq regulations.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 750 Lexington Avenue, 20th Floor, New York, NY 10022.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of the independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., or PWC. These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2006 and 2005.

	2006	2005
	(in thousands)
Audit fees	$166	$161
Audit-related fees	150	74
Tax fees	63	46
Total	$379	$281

The audit fees for the years ended December 31, 2006 and 2005, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements, and statutory audits.

The audit-related fees as of the years ended December 31, 2006 and 2005, respectively, were for assurance and related due diligence services related to accounting consultations in connection with our fundraising activity in 2006 and our listing on the Nasdaq Global Market in 2005, including issuance of comfort letters, and consents and assistance with review of documents filed with the SEC and the United Kingdom Listing Authority.

Tax fees as of the years ended December 31, 2006 and 2005, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, and tax advice related to our in-licensing activities.

For the fiscal year ended December 31, 2006, all of our audit-related fees were pre-approved by our audit committee.  For the fiscal year ended December 31, 2005, $29,000 of the tax fees were pre-approved by our audit committee.  The balance of $17,000 in tax fees were related to professional services initiated prior to our becoming subject to the pre-approval requirements of the Exchange Act and the rules and regulations promulgated thereunder in connection with our listing on Nasdaq in September 2005.

 ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-39 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
3.1	Articles of Association†
4.1	Form of Share Certificate (including both Hebrew and English translations)
4.2	Form of American Depositary Receipt (included in Exhibit 4.3) †
4.3
Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Receipts issued thereunder†

4.5	Form of Director and Senior Management Lock−up Letter^
10.12	1998 Share Option Plan dated October 19, 1998†
10.13	1999 Share Option Plan dated June 1, 1999†
10.14	1999 International Share Option Plan Dated June 1, 1999†
10.15	2000 Share Option Plan dated April 12, 2000†
10.16	2001 Share Option Plan dated February 28, 2001†
10.17	Letter of Understanding, dated August 5, 2005, relating to the License Agreement dated June 2, 2004 between Cubist Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd.†
10.19	Employment Agreement, dated August 1, 1999, between XTL Biopharmaceuticals Ltd. and Jonathan Burgin†
10.20	Employment Agreement, dated as of January 3, 2006, between XTL Biopharmaceuticals Ltd. and Ron Bentsur^
10.21	Agreement, dated August 1, 2005, between XTL Biopharmaceuticals Ltd. and Michael S. Weiss†
10.22	Form No. 1 of Director Service Agreement†
10.23	Form No. 2 of Director Service Agreement†
10.24	Form No. 3 of Director Service Agreement†
10.25	Form No. 4 of Director Indemnification Agreement†
10.26	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.27	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.28	Form of Securities Purchase Agreement, dated March 17, 2006, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein^
10.29	Form of Registration Rights Agreement, dated March 22, 2006, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein^
10.30	Form of Ordinary Share Purchase Warrants, dated March 22, 2006, issued to the purchasers under the Securities Purchase Agreement^
10.31	Escrow Agreement, dated March 22, 2006, by and among XTL Biopharmaceuticals Ltd., the Placement Agents named therein, and JPMorgan Chase Bank, N.A., as escrow agent^
10.32	License Agreement between XTL Development, Inc. and DOV Pharmaceutical, Inc., dated January 15, 2007.
10.33	Employment Agreement, dated as of January 1, 2006, between XTL Biopharmaceuticals Ltd. and Bill Kessler.
21.1	List of Subsidiaries†
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 22, 2007.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 22, 2007.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 22, 2007.

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

XTL BIOPHARMACEUTICALS LTD. (Registrant)

Date: March 22, 2007	Signature:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
2006 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, and the period from March 9, 1993 to December 31, 2006	F-5

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004, and the period from March 9, 1993 to December 31, 2006	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004, and the period from March 9, 1993 to December 31, 2006	F-10

Notes to the Consolidated Financial Statements	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)

We have audited the consolidated balance sheets of XTL Biopharmaceuticals Ltd. (A Development Stage Company; hereafter - the "Company") and its subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and of cash flows for each of the three years ended December 31, 2006 and cumulatively for the period from January 1, 2001 to December 31, 2006 (see also below). These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the cumulative totals of the Company for the period from March 9, 1993 (date of incorporation) to December 31, 2000, which totals reflect a deficit of $25,201,000 accumulated during the development stage. Those cumulative totals were audited by another independent registered public accounting firm whose report, dated May 3, 2005, expressed an unqualified opinion on the cumulative amounts through December 31, 2000. Our opinion, insofar as it relates to amounts included for that period is based on the report of the other independent registered public accounting firm, mentioned above.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2005, and the consolidated results of operations and cash flows for each of the three years ended December 31, 2006 and for the cumulative period from March 9, 1993 (incorporation date) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1a to the financial statements, continuation of the Company’s current operations after utilizing its current cash reserves during 2008 is dependent upon the generation of additional financial resources, either through collaboration agreements for the commercialization of its product portfolio or through external financing.

As discussed in Note 1o to the financial statements, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), Share Based Payment, effective January 1, 2005.

Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
March 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of XTL Biopharmaceuticals Ltd.
(A Development Stage Company):

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of XTL Biopharmaceuticals Ltd. (A Development Stage Company) (the "Company") and its subsidiary for the period from March 9, 1993 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management and of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Tel Aviv, Israel
May 3, 2005

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars, except share amounts)

	December 31
	2006	2005

Assets
CURRENT ASSETS:
Cash and cash equivalents	4,400	13,360
Short-term bank deposits	20,845	—
Trading securities	102	—
Property and equipment (held for sale) -- net	18	—
Deferred tax asset	29	—
Other receivables and prepaid expenses	702	431
Total current assets	26,096	13,791
EMPLOYEE SEVERANCE PAY FUNDS	98	449
RESTRICTED LONG-TERM DEPOSITS	172	110
PROPERTY AND EQUIPMENT -- net	490	762
INTANGIBLE ASSETS -- net	25	39
DEFERRED TAX ASSET	19	—
Total assets	26,900	15,151
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,003	2,007
Deferred gain	399	399
Total current liabilities	3,402	2,406
LIABILITY IN RESPECT OF EMPLOYEE
SEVERANCE OBLIGATIONS	340	695
DEFERRED GAIN	398	798
COMMITMENTS AND CONTINGENCIES (Note 7)
Total liabilities	4,140	3,899
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value (authorized: 300,000,000 as of December 31, 2006 and 2005; issued and outstanding: 220,124,349 as of December 31, 2006 and 173,180,441 as of December 31, 2005)	1,072	864
Additional paid in capital	136,611	110,179
Deficit accumulated during the development stage	(114,923)	(99,791)
Total shareholders’ equity	22,760	11,252
Total liabilities and shareholders’ equity	26,900	15,151

/s/ Michael Weiss	/s/ Ron Bentsur
Michael Weiss	Ron Bentsur
Chairman of the Board of Directors	Chief Executive Officer

Date of approval of the financial statements: March 14, 2007.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31			Period from March 9, 1993* to December 31,
	2006	2005	2004	2006
REVENUES:
Reimbursed out-of-pocket expenses	—	2,743	3,269	6,012
License	454	454	185	1,093
	454	3,197	3,454	7,105
COST OF REVENUES:
Reimbursed out-of-pocket expenses	—	2,743	3,269	6,012
License (with respect to royalties)	54	54	32	140
	54	2,797	3,301	6,152
GROSS MARGIN	400	400	153	953
RESEARCH AND DEVELOPMENT COSTS
(includes non-cash stock option compensation of $173, $112 and $30, in 2006, 2005 and 2004, respectively)	10,229	7,313	11,985	93,119
LESS - PARTICIPATIONS	—	—	—	10,950
	10,229	7,313	11,985	82,169
IN - PROCESS RESEARCH AND
DEVELOPMENT COSTS	—	1,783	—	1,783
GENERAL AND ADMINISTRATIVE
EXPENSES (includes non-cash stock option
compensation of $1,992, $2,641 and $2, in 2006, 2005 and 2004, respectively)	5,576	5,457	4,134	34,588
BUSINESS DEVELOPMENT COSTS
(includes non-cash stock option compensation of $15, $10 and $0, in 2006, 2005 and 2004, respectively)	641	227	810	5,154
OPERATING LOSS	16,046	14,380	16,776	122,741
FINANCIAL AND OTHER INCOME - net	1,141	443	352	8,284
LOSS BEFORE INCOME TAXES	14,905	13,937	16,424	114,457
INCOME TAXES	227	78	49	466
LOSS FOR THE PERIOD	15,132	14,015	16,473	114,923
BASIC AND DILUTED LOSS PER
ORDINARY SHARE	$0.08	$0.08	$0.12
WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTING
BASIC AND DILUTED LOSS PER
ORDINARY SHARE	201,737,295	170,123,003	134,731,766

* Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share amounts)

	Preferred shares		Ordinary shares		Additional
	Number of		Number of		paid-in
	shares	Amount	shares	Amount	capital
CHANGES DURING THE PERIOD
FROM MARCH 9, 1993 (DATE OF
INCORPORATION) TO DECEMBER 31, 2003:
Comprehensive loss:
Loss for the period	—	—	—	—	—
Net unrealized loss	—	—	—	—	—
Comprehensive loss	—	—	—	—	—
Employee stock options expenses	—	—	—	—	377
Non-employee stock option expenses	—	—	—	—	106
Exercise of share warrants in 2000	—	—	1,499,980	7	340
Exercise of share warrants in 2001	—	—	208,000	1	74
Exercise of employee stock options in 1999	15,600	**	—	—	**
Exercise of employee stock options in 2000	—	—	162,500	1	—
Exercise of employee stock options in 2001	—	—	59,138	**	26
Exercise of employee stock options in 2002	—	—	38,326	**	20
Exercise of employee stock options in 2003	—	—	854,100	4	—
Issuance of share capital in 1993 (net of $912 - issuance expenses)	7,705,470	45	—	—	5,545
Issuance of share capital in 1994 (net of $22 - issuance expenses)	717,500	5	—	—	2,103
Issuance of share capital in 1996 (net of $646 - issuance expenses)	6,315,810	49	—	—	5,314
Issuance of share capital in 1998 (net of $1,650 - issuance expenses)	26,319,130	139	—	—	12,036
Issuance of share capital in 1999 (net of $49 - issuance expenses)	2,513,940	12	—	—	1,189
Issuance of share capital in 2000	—	—	15,183,590	75	16,627
Bonus shares	7,156,660	41	19,519,720	97	(138)
Conversion of preferred shares into ordinary shares	(50,744,110)	(291)	50,744,110	291	—
Receipts in respect of share warrants (expired in 1999)	—	—	—	—	89
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000 (net of $ 5,199-issuance expenses)	—	—	23,750,000	118	45,595

BALANCE AT DECEMBER 31, 2003	—	—	112,019,464	594	89,303

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)
(in thousands of US dollars, except share amounts)

	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total
CHANGES DURING THE PERIOD
FROM MARCH 9, 1993 (DATE OF
INCORPORATION) TO DECEMBER 31, 2003:
Comprehensive loss:
Loss for the period	—	(69,303)	(69,303)
Net unrealized loss	14	—	14
Comprehensive loss	14	(69,303)	(69,289)
Employee stock options expenses	—	—	377
Non-employee stock option expenses	—	—	106
Exercise of share warrants in 2000	—	—	347
Exercise of share warrants in 2001	—	—	75
Exercise of employee stock options in 1999	—	—	**
Exercise of employee stock options in 2000	—	—	1
Exercise of employee stock options in 2001	—	—	26
Exercise of employee stock options in 2002	—	—	20
Exercise of employee stock options in 2003	—	—	4
Issuance of share capital in 1993 (net of $912 - issuance expenses)	—	—	5,590
Issuance of share capital in 1994 (net of $22 - issuance expenses)	—	—	2,108
Issuance of share capital in 1996 (net of $646 - issuance expenses)	—	—	5,363
Issuance of share capital in 1998 (net of $1,650 - issuance expenses)	—	—	12,175
Issuance of share capital in 1999 (net of $49 - issuance expenses)	—	—	1,201
Issuance of share capital in 2000	—	—	16,702
Bonus shares	—	—	—
Conversion of preferred shares into ordinary shares	—	—	—
Receipts in respect of share warrants
(expired in 1999)	—	—	89
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000 (net of $ 5,199 issuance expenses)	—	—	45,713

BALANCE AT DECEMBER 31, 2003	14	(69,303)	20,608

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital
BALANCE AT DECEMBER 31, 2003 -
brought forward	112,019,464	594	89,303
CHANGES DURING 2004:
Comprehensive loss:
Loss for the period	—	—	—
Net unrealized gain	—	—	—
Comprehensive loss	—	—	—
Non-employee stock option compensation expenses	—	—	32
Exercise of stock options	50,000	**	19
Issuance of shares, net of $2,426
share issuance expenses	56,009,732	247	15,183
BALANCE AT DECEMBER 31, 2004	168,079,196	841	104,537
CHANGES DURING 2005:
Comprehensive loss - loss for the period
Non-employee stock option compensation expenses	—	—	45
Employee stock option compensation expenses	—	—	2,718
Exercise of stock options	3,786,825	17	1,494
Issuance of ordinary shares in respect of license
and purchases of assets (Note 3)	1,314,420	6	1,385
BALANCE AT DECEMBER 31, 2005	173,180,441	864	110,179
CHANGES DURING 2006:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	7
Employee stock option compensation expenses	—	—	2,173
Exercise of stock options	277,238	1	96
Issuance of share warrants, net of $681 share issuance expenses	—	—	4,565
Issuance of shares, net of $2,956 share issuance expenses	46,666,670	207	19,591
BALANCE AT DECEMBER 31, 2006	220,124,349	1,072	136,611

** Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(in thousands of US dollars, except share amounts)

	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total

BALANCE AT DECEMBER 31, 2003 -
brought forward	14	(69,303)	20,608
CHANGES DURING 2004:
Comprehensive loss:
Loss for the period	—	(16,473)	(16,473)
Net unrealized gain	(14)	—	(14)
Comprehensive loss	(14)	(16,473)	(16,487)
Non-employee stock option compensation expenses	—	—	32
Exercise of stock options	—	—	19
Issuance of shares, net of $2,426
share issuance expenses	—	—	15,430
BALANCE AT DECEMBER 31, 2004	—	(85,776)	19,602
CHANGES DURING 2005:
Comprehensive loss - loss for the period	—	(14,015)	(14,015)
Non-employee stock option compensation expenses	—	—	45
Employee stock option compensation expenses	—	—	2,718
Exercise of stock options	—	—	1,511
Issuance of ordinary shares in respect of license
and purchases of assets (Note 3)	—	—	1,391
BALANCE AT DECEMBER 31, 2005	—	(99,791)	11,252
CHANGES DURING 2006:
Comprehensive loss - loss for the period	—	(15,132)	(15,132)
Non-employee stock option compensation expenses	—	—	7
Employee stock option compensation expenses	—	—	2,173
Exercise of stock options	—	—	97
Issuance of share warrants, net of $681 share issuance expenses	—	—	4,565
Issuance of shares, net of $2,956 share issuance expenses	—	—	19,798
BALANCE AT DECEMBER 31, 2006	—	(114,923)	22,760

** Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year ended December 31			Period from March 9, 1993 (a) to December 31,
	2006	2005	2004	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(15,132)	(14,015)	(16,473)	(114,923)
Adjustments to reconcile loss to net cash used in
operating activities:
Depreciation and amortization	243	242	319	3,072
Linkage difference on restricted deposits	(10)	3	—	(7)
Acquisition of in process research and development	—	1,783	—	1,783
Loss (gain) on disposal of property and equipment	(57)	6	1	(39)
Increase (decrease) in liability in respect of employee severance obligations	8	(159)	30	1,236
Impairment charges	—	26	—	380
Loss (gain) from sales of investment securities	—	—	13	(410)
Other income related to exchange of shares (see Note 10d)	(100)	—	—	(100)
Gain from trading securities	(2)	—	—	(2)
Stock option based compensation expenses	2,180	2,763	32	5,458
Gain on amounts funded in respect of employee severance pay funds	(1)	(6)	(4)	(92)
Deferred tax asset	(48)	—	—	(48)
Changes in operating assets and liabilities:
Decrease (increase) in other receivables
and prepaid expenses	(178)	418	(143)	(609)
Increase (decrease) in accounts payable
and accrued expenses	910	(1,127)	133	2,917
Increase (decrease) in deferred gain	(400)	(400)	1,597	797
Net cash used in operating activities	(12,587)	(10,466)	(14,495)	(100,587)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term bank deposits	(20,845)	10,136	7,193	(20,845)
Restricted deposits	(52)	—	46	(165)
Investment in investment securities	—	—	—	(3,363)
Proceeds from sales of investment securities	—	—	722	3,773
Employee severance pay funds	(18)	(50)	(136)	(909)
Purchase of property and equipment	(21)	(38)	(180)	(4,042)
Proceeds from disposals of property and equipment	103	27	5	252
Acquisition in respect of license and purchase of assets	—	(548)	—	(548)
Net cash provided by (used in) investing activities	(20,833)	9,527	7,650	(25,847)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands of US dollars)

	Year ended December 31			Period from March 9, 1993 (a) to December 31,
	2006	2005	2004	2006
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of share issuance expenses	24,363	—	15,430	128,734
Exercise of share warrants and stock options	97	1,511	19	2,100
Proceeds from long-term debt	—	—	—	399
Proceeds from short-term debt	—	—	—	50
Repayment of long-term debt	—	—	—	(399)
Repayment of short-term debt	—	—	—	(50)
Net cash provided by financing activities	24,460	1,511	15,449	130,834
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(8,960)	572	8,604	4,400
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	13,360	12,788	4,184	—
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	4,400	13,360	12,788	4,400
Supplementary information on investing and
financing activities not involving cash flows:
Issuance of ordinary shares in respect of
license and purchase of assets	—	1,391	—	1,391
Conversion of convertible subordinated debenture
into shares	—	—	—	1,700
Supplemental disclosures of cash flow information:
Income taxes paid	136	49	107	457
Interest paid	—	—	—	350

(a) Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)
XTL Biopharmaceuticals Ltd. (“the Company”) was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The Company is a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C. See Note 12.

During September 2005, the Company licensed from VivoQuest Inc. (“VivoQuest”), a US privately-held company, which is a development stage enterprise, perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds. In addition, the Company also acquired from VivoQuest certain assets, see Note 3.

The Company licensed its product candidate HepeX-B to Cubist Pharmaceuticals, Inc. (hereinafter “Cubist”) during 2004, see Notes 1k and 2 as to details of the license agreement.

The Company has a wholly-owned subsidiary in the United States, XTL Biopharmaceuticals Inc. (the “Subsidiary”), which was incorporated in 1999 under the laws of the State of Delaware. Subsidiary is primarily engaged in development activities and business development. Subsidiary also has a wholly-owned subsidiary, XTL Development, Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development activities. See Note 12 in regards to XTL Development’s agreement with DOV Pharmaceutical, Inc.

2)
Through December 31, 2006, the Company has incurred losses in an aggregate amount of United States $114.9 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves through 2007. Continuation of the Company’s current operations after utilizing its current cash reserves during 2008 is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing. See Note 7.

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

The currency of the primary economic environment in which the operations of the Company are conducted is the United States (“US”) dollar ("$" or "dollar").

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Most of the Company's expenses and revenues are incurred in dollars. A significant part of the Company's capital expenditures and most of its external financing is in dollars. The Company holds most of its cash, cash equivalents and bank deposits in dollars. Thus, the functional currency of the Company is the dollar.

Since the dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the dollar (principally “cash and cash equivalents” and “accounts payable and accrued expenses”) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations (as “financial and other income - net”) and have not been material to date.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All intercompany transactions and balances were eliminated in consolidation.

d.	Impairment of long-lived and intangible assets

Pursuant to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets, including long-lived intangible assets subject to amortization, to be held and used by an entity, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets held and used is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Assets “held for sale” are reported at the lower of their carrying amount or fair value less estimated costs to sell. As to the impairment charges recognized by the Company in 2005, see Note 4b.

e.	Cash equivalents

Highly liquid investments, which include short-term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawal or use, are considered by the Company to be cash equivalents.

f.	Marketable securities

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company's marketable securities (debt securities (mainly in the form of debentures) through 2004) have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in “financial and other income - net.” The Company views its available-for-sale portfolio as available for use in its current operations. Interest, premium and discount amortization, and dividends on securities classified as available-for-sale are included in “financial and other income- net.”

As of December 31, 2006, the Company has trading securities, which are carried at their fair value based upon the quoted market prices of those investments at period end. Accordingly, net realized and unrealized gains and losses on trading securities are included in “financial and other income - net.”

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Property and equipment

Property and equipment are carried at historical cost less depreciation, amortization and impairment charges. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Property and equipment that is to be disposed of is no longer depreciated.

Annual rates of depreciation are as follows:

%
Laboratory equipment	10-20
(mainly 15)
Computers	33
Furniture and office equipment	6-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h.	Intangible assets

Intangible assets consist of the assembled workforce in respect of the license and purchase of certain assets from VivoQuest (see Note 3). The intangible assets are being amortized using the straight- line method over an estimated useful life of three years.

i.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences are reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

j.	Research and development costs and participations

Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

Participations from government (and from others) for development of approved projects are recognized as a reduction of expense as the related costs are incurred (see Note 7).

In connection with the purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in-process research and development costs at the purchase date.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Revenue recognition

The Company recognizes the revenue from its licensing agreement with Cubist (see Note 2) under the provisions of the EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and SAB 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company does not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognizes each payment on the abovementioned agreement ratably over the expected life of the arrangement.

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

Costs associated with business development are comprised of costs related to partnering activities for the Company’s drug programs, seeking new development collaborations and in-licensing opportunities. Business development costs are expensed as incurred.

m.	Loss per share (“LPS”)

Basic and diluted losses per share are presented in accordance with SFAS No. 128 “Earnings per share” (“SFAS 128”), for all the years presented. Outstanding share options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all the years presented. The total weighted average number of ordinary shares related to outstanding options and warrants excluded from the calculations of diluted loss per share were 46,312,329, 20,807,875 and 18,187,062 for the years ended December 31, 2006, 2005 and 2004, respectively.

n.	Comprehensive loss

Comprehensive loss, included in shareholders' equity, consists of the loss for each period presented, and for the year ended December 31, 2004 and the development stage (since incorporation date), also includes the net unrealized gains or losses on available-for-sale investment securities.

o.	Stock- based compensation

SFAS No. 123R “Share - Based Payment” (“SFAS 123R”) addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

SFAS 123R eliminates the ability to account for employee share-based payment transactions using Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”), and requires instead that such transactions be accounted for using the grant-date fair value based method. SFAS 123R applies to all awards granted or modified after the effective date of the standard. In addition, compensation costs for the unvested portion of previously granted awards that remain outstanding on the effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123R as of January 1, 2005, using the modified prospective application transition method. Under such transition method, the Company’s financial statements for periods prior to the effective date of SFAS 123R (January 1, 2005) have not been restated.

Prior to January 1, 2005, the Company accounted for employee stock-based compensation under the intrinsic value model in accordance with APB 25 and related interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s ordinary shares and the exercise price. When the number of the underlying shares or the exercise price was not known on the grant date, the Company updated, at each period, the compensation expenses until such data became known.

The fair value of stock options granted with service conditions or with performance conditions was determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123R. The fair value of stock options granted with market conditions was determined using a lattice model that incorporated a Monte Carlo Simulation method. Such value is recognized as an expense using the graded method under SFAS123R.

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

Both the Black-Scholes model and a lattice model incorporating the Monte Carlo simulation method take into account a number of valuation parameters, see also Note 6.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS123, and as of January 1, 2005, by SFAS 123R, and the provisions Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”). See Note 6 b (3).

The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of SFAS 123 to its stock-based employee compensation, for years presented prior to the adoption of SFAS 123R:

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

	Year ended December 31	Period from March 9, 1993* to December 31,
	2004	2004
	($ in thousands except per share amounts)

Loss for the period, as reported	16,473	85,776
Deduct: stock- based employee compensation
expense, included in reported loss	—	(483)
Add: stock-based employee compensation
expense determined under fair value
method for all awards	239	6,355
Loss - pro-forma	16,712	91,648

Basic and diluted loss per share:
As reported	0.12
Pro-forma	0.12

* Incorporation date, see Note 1a.

p.	Recently issued accounting pronouncements in the United States:

In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006 (January 1, 2007 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company’s consolidated financial statements and disclosures.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), and interim periods within those fiscal years. The Company is evaluating the potential impact of the new standard on its consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 159 would have on its consolidated financial statements and disclosures.

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

In August 2005, the Company amended its licensing agreement with Cubist. Under the terms of the agreement, as amended, Cubist paid the Company an initial up-front nonrefundable payment of $1 million upon the signing of the agreement, and a payment of $1 million (out of which $454,000, $454,000 and $185,000 was recorded as revenue in the years ended December 31, 2006, 2005 and 2004, respectively) as collaboration support paid in 2004 (instead of a total of $2 million to be paid in installments through 2005, as per the original agreement). Furthermore, under the terms of the agreement, as amended, Cubist shall make a payment in the amount of $3 million upon achievement of certain regulatory milestones until the end of 2007 or an amount of $2 million upon achievement of the same certain regulatory milestones until the end of 2008. Under this agreement, as amended, the Company was responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. The Company has transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

The Company accounts for the payments resulting from the agreement as follows (i) the $1 million up-front fee and the collaboration support payments are recorded as deferred revenue upon receipt and amortized through 2008 or the date upon which regulatory approval is reached, if earlier; and (ii) the milestone contingent payments will be recorded as revenue when regulatory approval milestones are obtained.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - LICENSE AGREEMENT WITH CUBIST (continued)

Under the agreement, the Company is entitled to receive royalties from net sales by Cubist, if any, generally ranging from 10% to 17%, depending on the levels of net sales achieved by Cubist and subject to certain deductions based on the patent protection of HepeX-B in such territory, the total cost of HepeX-B development, third party license payments and indemnification obligations. As of the date hereof, Cubist has decided not to make any further investment in the HepeX-B program while Cubist evaluates strategic options for HepeX-B.

The agreement expires on the later of the last valid patent claim covering Hepex-B to expire or 10 years after the first commercial sale of HepeX-B on a country-by-country basis.

Under a research and license agreement with Yeda (see Note 7a(1)), the Company paid Yeda during 2004, $250,000 with respect to the $1 million up-front fee received by the Company from Cubist in June 2004, out of which $54,000, $54,000 and $32,000 was recorded as cost of revenues in 2006, 2005 and 2004, respectively.

The balance of the deferred gain related to the revenue from Cubist, as of December 31, 2006 and 2005, was presented in the balance sheet, net of the above mentioned payment, as follows:

	December 31
	2006	2005
	($ in thousands)
Deferred revenue	907	1,361
Less - Deferred expenses related to Yeda	110	164
Deferred gain	797	1,197

For a discussion of the Company's commitment to the Government of Israel related to the transfer of manufacturing rights of the Company’s HepeX-B product candidate under the terms of the agreement with Cubist, see Note 7a(2).

NOTE 3 - LICENSE AND ASSET PURCHASE AGREEMENT WITH VIVOQUEST

During September 2005, the Company licensed from VivoQuest, a US privately-held company, which is a development stage enterprise, perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds. In addition, the Company acquired from VivoQuest certain assets, including VivoQuest’s laboratory equipment, assumed VivoQuest’s lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

In connection with the VivoQuest transaction (the “Transaction”):

(1)
the Company issued the fair value equivalent of $1,391,000 of its ordinary shares (1,314,420 ordinary shares, calculated based upon the average of the closing prices per share for the period commencing two days before, and ending two days after the closing of the transaction), made cash payments of approximately $400,000 to cover VivoQuest’s operating expenses prior to the closing of the Transaction, and incurred $148,000 in direct expenses associated with the Transaction;

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - LICENSE AND ASSET PURCHASE AGREEMENT WITH VIVOQUEST (continued)

(2)
the Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling up to $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and payable in cash or ordinary shares at the Company’s election. No contingent consideration has been paid pursuant to the license agreement as of the balance sheet date, because none of the milestones have been achieved. The contingent consideration will be recorded as part of the acquisition costs in the future; and

(3)	the Company agreed to make royalty payments on future product sales.

As VivoQuest is a development stage enterprise that had not yet commenced its planned principal operations, the Company accounted for the Transaction as an acquisition of assets pursuant to the provisions of SFAS 142 “Goodwill and Other Intangible Assets.” Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

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

The fair value of the in-process research and development acquired was estimated by management with the assistance of an independent third-party appraiser, using the “income approach.” In the income approach, fair value is dependent on the present value of future economic benefits to be derived from ownership of an asset. Central to this approach is an analysis of the earnings potential represented by an asset and of the underlying risks associated with obtaining those earnings. Fair value is calculated by discounting future net cash flows available for distribution to their present value at a rate of return, which reflects the time value of money and business risk. In order to apply this approach, the expected cash flow approach was used. Expected cash flow is measured as the sum of the average, or mean, probability-weighted amounts in a range of estimated cash flows. The expected cash flow approach focuses on the amount and timing of estimated cash flows and their relative probability of occurrence under different scenarios. The probability weighted expected cash flow estimates are discounted to their present value using the risk free rate of return, since the business risk is incorporated in adjusting the projected cash flows to the probabilities for each scenario. The risk-free discount rate assumed for the valuation of the license to the intellectual property is 4.6%, based upon the yields on long-term US treasury securities, as of the valuation date.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - LICENSE AND ASSET PURCHASE AGREEMENT WITH VIVOQUEST (continued)

The fair value of the assembled workforce acquired was estimated by management with the assistance of an independent third-party appraiser, using the “cost approach.” The cost approach measures the fair- value based on the cost of reproducing or replacing an asset, less depreciation and amortization from physical deterioration and functional or economic obsolescence, if present and measurable. According to this approach, the estimated fair value of the assembled workforce is based on the cost of replacing VivoQuest’s key employees, which were hired by the Company as a part of Transaction.

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

For the years ended December 31, 2006 and 2005, amortization of the assembled workforce was $14,000 and $4,000, respectively. Estimated amortization expenses of the assembled workforce for future years subsequent to December 31, 2006 are $14,000 for 2007 and $11,000 for 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

a.	Composition of the assets, grouped by major classifications, is as follows:

	December 31
	2006	2005
	($ in thousands)
Property and equipment
Cost:
Laboratory equipment	1,281	1,960
Computers	227	232
Leasehold improvements	572	698
Furniture and office equipment	156	238
	2,236	3,128
Accumulated depreciation and amortization:
Laboratory equipment	895	1,333
Computers	202	217
Leasehold improvements	572	697
Furniture and office equipment	77	119
	1,746	2,366
	490	762

As of December 31, 2006, the Company's unused assets (primarily lab equipment) which are held-for-sale were classified as current assets at their net book value of $18,000. The Company expects to dispose of these assets during the first six months of 2007.

b.
Under the provisions of SFAS 144, the Company’s management reviewed the carrying value of certain property and equipment (primarily laboratory equipment), and recorded an impairment charge in an amount of $26,000 for the year ended December 31, 2005. See Note 9.

c.	Depreciation totaled $229,000, $238,000 and $319,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE SEVERANCE OBLIGATIONS

a.	The Company

Israeli labor law generally requires payment of severance upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company:

1)
On June 30, 2001, the Company entered into an agreement with each employee implementing Section 14 of the Severance Compensation Act, 1963 (the “Law”) and the General Approval of the Labor Minister issued in accordance with Section 14 of the Law, mandating that upon termination of such employee’s employment, the Company shall release to the employee all amounts accrued in its insurance policies with respect to such employee. Accordingly, the Company remits each month to each of its employees’ insurance policies, the amounts required by the Law to cover the severance pay liability.

The employee severance obligations covered by these contribution plans are not reflected in the financial statements, as the severance payment obligation has been irrevocably transferred to the severance funds.

2)
Insurance policies for certain employees: the policies provide most of the coverage for severance pay and pension liabilities of managerial personnel, the remainder of such liabilities are covered by the Company.

The Company has recorded an employee severance obligation for the amount that would be paid if all such employees were dismissed at the balance sheet date, on an undiscounted basis, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The amount of accrued severance represents the Company’s severance obligation in accordance with labor agreements in force and based on salary components, which in management’s opinion, create an entitlement to severance.

The Company may only utilize the severance pay funds in the insurance policies for the purpose of disbursement of severance.

b.	The Subsidiary

The Subsidiary’s severance obligation is calculated based on employment agreements between the Subsidiary and its employees.

c.	Severance expenses

Severance expenses (income) totaled $8,000, $(159,000) and $30,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Gain on employee severance pay funds in respect of employee severance obligations totaled $(1,000), $(6,000), and $(4,000) for the years ended December 31, 2006, 2005 and 2004, respectively.

d.	Cash flow information regarding the Company’s liability for employee rights upon retirement:

1)
For the years ended December 31, 2006, 2005 and 2004, the Company contributed to insurance companies, in respect of its severance obligations to its Israeli employees, $82,000, $166,000 and $276,000, respectively, and expects to contribute, in 2007, $48,000 to insurance companies in respect of its severance obligations to its Israeli employees.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE SEVERANCE OBLIGATIONS (continued)

2)	The Company expects to pay future benefits to certain employees who will reach retirement, as follows:

($ in thousands)
2010	12
2011	—
2012-2016	55
67*

*As of December 31, 2006, $43,000 of these future benefits have been funded by the Company and are included in “employee severance pay funds.”

The above amounts were determined based on each employee’s current salary and the number of service years that will be accumulated upon each employee’s retirement date. These amounts do not include amounts that might be paid to employees that will cease being employed by the Company prior to the normal retirement age.

NOTE 6 - SHAREHOLDERS’ EQUITY

a.	Share Capital and Warrants

As of December 31, 2006, the Company’s ordinary shares are traded on the London Stock Exchange (“LSE”) and on the Tel Aviv Stock Exchange (“TASE”). The closing price per ordinary share, as of December 31, 2006, was 14.25p on the LSE ($0.28) and NIS 1.03 on the TASE ($0.24). In addition, American Depositary Receipts, representing the Company’s ordinary shares (“ADRs”), trade on the Nasdaq National Market, with each ADR representing ten ordinary shares. The closing price of the Company’s ADRs, as of December 31, 2006, was $2.74.

On September 20, 2000 and October 26, 2000, the Company issued 20,900,000 and 2,850,000 ordinary shares, respectively, in an initial public offering and in exercise of the underwriters over-allotment option, respectively (collectively the “IPO”), at the price of ₤ 1.5 per ordinary share ($2.1 per ordinary share). Total proceeds to the Company from the IPO were approximately $45.7 million, net of offering expenses of approximately $5.2 million.

On August 2, 2004, the Company completed a Placing and Open Offer transaction of 56,009,732 ordinary shares at ₤0.175 per ordinary share ($0.32 per ordinary share). Total proceeds to the Company from the Placing and Open Offer transaction were approximately $15.4 million, net of offering expenses of approximately $2.4 million.

On September 21, 2005, the Company issued to VivoQuest Inc. the fair value equivalent of $1,391,000 of its ordinary shares (1,314,420 ordinary shares), see Note 3.

On March 22, 2006, the Company completed a private placement of 46,666,670 ordinary shares (equivalent to 4,666,667 ADRs) at $0.60 per ordinary share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 23,333,335 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $0.875 ($8.75 per ADR). The warrants expire on March 22, 2011. The private placement closed on May 25, 2006.

XTL BIOPHARMACEUTICALS LTD.

(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

As of December 31, 2006, no warrants have been exercised and no warrants have been cancelled. The Company used the Black & Scholes fair value option pricing model to value the warrants issued. The following assumptions under this method were used: expected volatility of 48%; risk-free interest rate (in dollar terms) of 4.8%, dividend yield of 0%, and expected life of 4.8 years. The fair value of the warrants issued was $0.22 per warrant, and was recorded as additional paid-in capital.

Total proceeds to the Company from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million.

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

As of December 31, 2006, the Company has granted to employees, directors and consultants options that are outstanding to purchase up to 33,235,238 ordinary shares, under the five share option plans discussed below and pursuant to certain grants apart from these plans also discussed below.

(a)	1998 Share Option Plan

Under a share option plan established in 1998 (“the 1998 Plan”), the Company granted options to employees during 1998, which are held by a trustee under section 3(i) of the Israeli tax ordinance (hereinafter the “Tax Ordinance”), of which 3,884,810 are outstanding and exercisable as of December 31, 2006 at an exercise price of $0.497 per ordinary share.

The options granted thereunder are outstanding and exercisable until January 2008. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

(b)	1999 Share Option Plan

Under a share option plan established in 1999 (“the 1999 Plan”), the Company granted options to employees during 1999, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 790,790 are outstanding and exercisable as of December 31, 2006, at an exercise price of $0.497 per ordinary share.

The option term is for a period of 10 years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

XTL BIOPHARMACEUTICALS LTD.

(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

(c)	1999 International Share Option Plan

Under an international share option plan established in 1999 (“the International Plan”), the Company granted options to employees during 1999 and 2000, of which 1,380,000 are outstanding and exercisable as of December 31, 2006, at an exercise price between $0.497 and $1.10 per ordinary share.

The options granted thereunder are outstanding and exercisable until October 2007. If the options are not exercised and the shares are not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

(d)	2000 Share Option Plan

Under a share option plan established in 2000 (“the 2000 Plan”), the Company granted options to employees during 2000, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 669,800 are outstanding and exercisable as of December 31, 2006, at an exercise price of $1.10 per ordinary share.

The option term is for a period of 10 years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. These options were granted for no consideration. There are no options available for grant under this plan.

(e)	2001 Share Option Plan

Under a share option plan established in 2001 (“the 2001 Plan”), the Company has granted options during 2001-2006, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 5,714,838 are outstanding as of December 31, 2006. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance.

The option term is for a period of 10 years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2006, 1,801,637 options are fully vested. As of December 31, 2006, the remaining number of options available for future grants under the 2001 Plan is 4,799,569.

(f)	Non-Plan Share Options

In addition to the options granted under the Company’s share option plans, there are 20,795,000 outstanding options, and 6,066,667 exercisable options, as of December 31, 2006, which were granted by the Company to employees, directors and consultants not under an option plan during 1997-2006. The options were granted at an exercise price between $0.20 and $2.11 per ordinary share. The options expire between 2008 and 2016.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

2)	The following table summarizes options granted to employees and directors under the Company's stock option plans, as discussed above:

	Year ended December 31
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
		$		$		$

Balance outstanding at beginning of year	24,268,975	0.59	17,805,661	0.69	17,552,661	0.69
Changes during the year:
Granted *	11,740,000	0.70	11,370,000	0.36	432,000	0.33
Exercised **	(277,238)	0.35	(3,786,825)	0.40	(50,000)	0.37
Reclassified***	(125,000)	0.25	—	—	—	—
Expired	(2,074,505)	0.60	(153,285)	0.95	(44,133)	0.91
Forfeited	(1,056,994)	0.57	(966,576)	0.39	(84,867)	0.56
Balance outstanding at end of year****	32,475,238	0.63	24,268,975	0.59	17,805,661	0.69
Balance exercisable at end of year****	14,145,370	0.72	16,262,310	0.70	16,051,324	0.72

*
In 2006, the exercise price of the options granted to employees was greater than, equal to, or less than the share price on the grant date (see (a) below). In 2005, the exercise price of options granted to the Company's directors was equal to or less than the share price on the grant date (see (b) and (c) below). In 2004, the exercise price of options granted to employees and directors was equal to the share price on the grant date (see (d) below).

**	The total intrinsic value of options exercised during 2006, 2005 and 2004 was $167,000, $1,521,000 and $6,000, respectively.
***
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

****	The aggregate intrinsic value as of December 31, 2006 is $33,000 for outstanding options, and $21,000 for exercisable options.

The following table summarizes information about stock options granted to employees and directors outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighed- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighed-average exercise price
$0.100-$0.299	272,772	5.9	$0.16	126,237	3.9	$0.11
$0.300-$0.399	11,290,000	3.6	$0.35	3,771,667	3.6	$0.35
$0.400-$0.499	5,802,600	1.1	$0.49	5,802,600	1.1	$0.49
$0.500-$0.699	3,625,000	9.5	$0.60	—	—	$—
$0.700-$0.899	7,273,800	9.0	$0.78	233,800	4.1	$0.85
$0.900-$1.100	2,936,066	1.5	$1.02	2,936,066	1.5	$1.02
$2.110	1,275,000	3.7	$2.11	1,275,000	3.7	$2.11
	32,475,238	4.9	$0.63	14,145,370	2.1	$0.72

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

(a)
In March 2006, the Company’s board of directors granted the Company's Chief Executive Officer (“CEO”) options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per ordinary share (closing price of the last trading day prior to official appointment; closing price on grant date was $0.784). These options are exercisable for a period of 10 years from the date of issuance, and granted under the same terms and conditions as the 2001 Plan. Of these, 2,333,334 options shall vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of the options shall vest upon achievement of certain market conditions or performance conditions (2,333,333 of the options shall vest upon achievement of a certain market capitalization or working capital condition and 2,333,333 of the options shall vest upon achievement of another market capitalization or working capital condition). In addition, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the CEO, either without cause or as a result of his death or disability, or he terminates his agreement for good reason, the exercisability of any of the options granted to him that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended by two years from the date of the termination of his agreement. Additionally, the Company’s board of directors shall have the discretion to accelerate all or a portion of the CEO’s options at any time. As of December 31, 2006, none of the options granted to the CEO have vested. The compensation expenses for the options that vest upon achievement of certain market conditions or performance conditions are amortized using the graded method.

The Company used a Black & Scholes model as the fair value option pricing model for the service condition tranche (see below).

The Company used a lattice model that incorporated a Monte Carlo Simulation method as the fair value option pricing model for the market condition tranche of the CEO’s options grant, which was estimated by management with the assistance of an independent third-party appraiser. The following assumptions under this method were used for the stock options granted: average risk free interest rate of 4.7% (in dollar terms), expected volatility of 50%, dividend yield of 0%, and derived expected life of 4.00 to 5.00 years. The weighted average fair value of options granted during the year, estimated by using the Monte Carlo Simulation Method was $0.46 per option.

In June 2006, the Company’s board of directors granted options to its employees to purchase a total of 4,625,000 ordinary shares at an exercise price equal to $0.60 per ordinary share (a price above the closing price on the date of grant). In September 2006, the Company’s board of directors granted options to its employees to purchase a total of 75,000 ordinary shares at an exercise price equal to $0.286 per ordinary share (a price equal to the closing price on the date of grant). These options are exercisable for a period of 10 years from the date of issuance, and were granted under the Company’s 2001 Plan.

In August 2006, the Company granted options to a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.325 per ordinary share (a price equal to the closing price on the date of grant). The options are exercisable for a period of ten years from date of grant. In August 2006, the Company granted options to the estate of a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.325 per ordinary share (a price below the closing price on the date of grant). The options are exercisable through December 31, 2007 (see (c) below).

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

The Company used a Black & Scholes model as the fair value option pricing model for the service condition awards described above. The following assumptions under this method were used for the stock options granted:  weighted average expected volatility of: 48%; weighted average risk-free interest rates (in dollar terms) of 5.0%, dividend yield of 0%, and weighed average expected life of 5.7 years. The weighted average fair value of options granted during the year using the model was $0.27 per option.

The expected term of options granted is derived from historical data and the expected vesting period. Expected volatility is based on the historical volatility of the Company’s ordinary shares and the Company’s assessment of its future volatility. The risk-free interest rate is based on the US Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The Company has assumed no expected dividend yield, as dividends have never been paid to share or option holders and will not be for the foreseeable future. The Company used historical information to estimate forfeitures within the valuation model. Compensation expenses are calculated based on the straight line method (unless noted otherwise).

(b)
In August 2005, the Company’s shareholders granted its Chairman of the Board (the “Chairman”) and one of its non-executive directors, options to purchase a total of 9,250,000 and 2,000,000 ordinary shares, respectively, at an exercise price equal to $0.354 per ordinary share (which was below market price on the date of grant) . These options are exercisable for a period of five years from the date of issuance, and were granted under the same terms and conditions as the 2001 Plan. The options shall vest upon achievement of certain market conditions (in each case, 1/3 of the options will vest upon achievement of a certain market condition). In addition, with regard to the Chairman, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the Chairman, either without cause or as a result of his death or disability, or he terminates his agreement for good reason, the exercisability of any of the options granted to him (9,250,000 options) that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended by two years from the date of the termination of his agreement. Additionally, the Company’s board of directors shall have the discretion to accelerate all or a portion of the Chairman’s options at any time. As of December 31, 2006, 3,083,333 options that were granted to the Chairman and 666,667 options that were granted to one of the Company's non-executive directors are vested (the first market condition milestone was reached and therefore 1/3 of the options were vested). The compensation expenses are amortized using the graded method.

The Company used a lattice model that incorporated a Monte Carlo Simulation method as the fair value option pricing model, which was estimated by management with the assistance of an independent third-party appraiser. The following assumptions under this method were used for the stock options granted: risk free interest rate of 4.6% (in dollar terms), expected volatility of 50%, dividend yield of 0%, and derived expected life of 1.43 to 4.37 years. The weighted average fair value of options granted during the year, estimated by using the Monte Carlo Simulation Method, was $0.53 per option.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

(c)
In August 2005, the Company granted to two of its non-executive directors options to purchase a total of 60,000 ordinary shares each, having an exercise price equal to $0.853 per ordinary share (equal to the average price per share, as derived from the Daily Official List of the London Stock Exchange, in the three days preceding the date of such grant)), vesting over the three years from the date of grant. In addition, they also provided for an annual grant of 20,000 options each, for three years, at an exercise price equivalent to the then current closing price of the Company’s ADR’s on the Nasdaq National Market, with the future grants being contingent on such non-executive directors being members of the Company's board of directors at such time (also see (a) above).

The Company used a Black & Scholes model as the fair value option pricing model. The following assumptions under this method were used for the stock options granted:  expected volatility of 50%; risk-free interest rates (in dollar terms) of 4.6%, dividend yield of 0% and expected life of 5 years based on management estimation. The weighted average fair value of options granted during the year using the model was $0.42 per option.

(d)
The weighted average fair value of options granted during 2004, estimated by using the Black & Scholes option-pricing model, was $ 0.10. The fair value of options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of 0%; expected volatility of 35%; risk-free interest rates (in dollar terms) of 2.9%; and expected life of 2 to 4 years, depending on the vesting period of the options.

(e)
For the years ended December 31, 2006, 2005 and 2004, non-cash compensation relating to options granted to employees and directors was $2,173,000 (of which $170,000 was charged to research and development costs, $1,990,000 was charged to general and administrative expenses and $13,000 was charged to business development costs), $2,718,000 (of which $67,000 was charged to research and development costs, $2,641,000 was charged to general and administrative expenses and $10,000 was charged to business development costs), and $0, respectively. The total compensation costs related to nonvested awards not recognized as of December 31, 2006 was $5,478,000, and the weighted average period over which it is expected to be recognized is 3.0 years.

(f)
In March 2006, the Board of Directors of the Company approved the grant to the Chairman and to a non-executive director, of options to purchase 9,898,719 and 750,000 ordinary shares, respectively. All of such options are subject to vesting of which one third is based on service period, and the remainder is based on achievement of certain milestones linked to the Company’s valuation on the public markets. These grants are subject to shareholder approval. During 2006, the Company did not seek shareholder approval, so the options had not been granted at December 31, 2006.

3)
The following table summarizes options granted to consultants (including consultants and members of the scientific advisory board and other third-party service providers) under the Company's stock option plans, as discussed above:

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

	Year ended December 31
	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
		$		$		$
Balance outstanding at
beginning of year	525,000	0.33	525,000	0.33	205,000	0.54
Changes during the year:
Granted*	120,000	0.29	—	—	320,000	0.20
Reclassified**	125,000	0.25	—	—	—	—
Expired	(10,000)	0.50	—	—	—	—
Balance outstanding at
end of year***	760,000	0.31	525,000	0.33	525,000	0.33
Balance exercisable at
end of year***	448,334	0.36	355,000	0.39	280,901	0.45

*	The options exercise price was equal to the share price on the grant date.
**
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

***	The aggregate intrinsic value as of December 31, 2006 is $27,000 for outstanding options, and $13,000 for exercisable options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighed- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighed-average exercise price
0.100-0.299	375,000	5.5	$0.24	233,334	3.5	$0.22
0.100-0.299	170,000	*	$0.20	—	—	$—
0.300-0.399	20,000	5.0	$0.31	20,000	5.0	$0.31
0.500-0.699	195,000	5.0	$0.54	195,000	5.0	$0.54
	760,000			448,334

* Two years from date of regulatory approval to sell in any geographic location. The options were granted during 2004.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

(a)
The Company used the Black & Scholes fair value option pricing model. The following assumptions under this method on grant date were used in 2006: weighted average expected volatility of 49%; weighted average risk-free interest rates (in dollar terms) of 4.6%, dividend yield of 0%, and weighed average expected life of 4.5 years. The weighted average fair value of options granted during the year using the model was $0.13 per option. The following assumptions under this method were used in 2004: expected volatility of 33%, risk free interest rates (in dollars terms) of 3.6% and expected life of five years. The weighted average fair value of options granted during 2004 using this model was $0.30.

(b)
For the years ended December 31, 2006, 2005 and 2004, non-cash compensation relating to options granted to consultants were $7,000 (of which $3,000 was charged to research and development costs, $2,000 was charged to general and administrative expenses and $2,000 was charged to business development costs), $45,000 (all of which was charged to research and development costs), and $32,000 (of which $30,000 was charged to research and development costs, and $2,000 was charged to general and administrative expenses), respectively. The total compensation costs related to nonvested awards not recognized as of December 31, 2006 was $14,000, and the weighted average period over which it is expected to be recognized is 2.2 years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a.	Royalty Bearing Agreements:

1)
Under a Research and License agreement with Yeda Research and Development Company Ltd. (“Yeda”), the Company is committed to pay royalty payments at rates determined in the agreement not exceeding 3% of net sales, or royalty rates between 20% to 25% of sublicensing fees, for products in development and research under the agreement.

The Company has entered into certain license agreements with third parties in respect of particular projects. In connection with such agreements, the Company may incur royalty and milestone payment obligations at varying royalty rates not exceeding 5% of future net sales or 25% of sublicensing fees for developed products.

Additionally, the Company has undertaken to make contingent milestone payments to certain licensors of up to approximately $48.5 million over the life of the licenses, of which $34.0 million will be due upon or following regulatory approval of the drugs (for contingent milestones related to VivoQuest’s purchase agreement which are included in these figures, see Note 3).

In some cases, these contingent milestone payments will be triggered only upon receipt of royalties on sales of related products and in certain cases will partially offset royalties the Company would otherwise owe those licensors. In addition, the Company is required to pay one of its licensors a minimum royalty in the amount of $100,000-$200,000 per year during the life of the license. The Company may terminate this agreement at any time upon six months advance notice.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

2)
The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. Under the terms of the Company's funding from the Israeli Government, royalties of 3% - 5% are payable on sales of products developed from projects so funded, up to 100% of the amount of the grant received by the Company (dollar linked), and as from January 1, 1999, with the addition of an annual interest based on Libor.

The Company has received the approval from the Government of Israel for the transfer of manufacturing rights of its HepeX-B product, under the terms of the agreement with Cubist (see Note 2). As a consequence, thereof, the Company is obligated to repay the grants received from the Government of Israel for the financing of the HepeX-B product from any amounts received by the Company from Cubist due to the sales of HepeX-B product, at a percentage rate, per annum, calculated based on the aggregate amount of grants received from the Government of Israel divided by all amounts invested by the Company in the research and development activities of HepeX-B, and up to an aggregate amount of 300% of the original amounts received for such project, including interest at the Libor rate.

As of December 31, 2006, the aggregate amount received from the Government of Israel for the financing of the HepeX-B and other ongoing projects, including interest and Libor rate, is equal to $4,533,000 and $3,442,000, respectively. As of December 31, 2006, the maximum amount of the contingent liability in respect of royalties related to ongoing projects to the Government of Israel is $17,041,000.

3)
The Company has provided for annual grants, over the next two years, of options to a non-executive director. The future grants are contingent on being a member of the board of directors at such time (see Note 6(b)2c).

b.	Operating lease commitments:

1)	The Company leases its office space in Israel and the United States under lease agreements that expire through 2009.

Future minimum rental payments under these agreements are as follows:

December 31, 2006
($ in thousands)

In 2007	569
In 2008	447
In 2009	419
1,435

To secure the lease agreement in Israel, the Company provided a bank guarantee in the amount of $236,000 linked to the Israeli Consumer Price Index (“CPI”). As of December 31, 2006, the guarantee is secured by a pledge on restricted deposits amounting to $172,000 (December 31, 2005- $110,000), which is included in the balance sheet as restricted deposits.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Rental expenses for the years ended December 31, 2006, 2005 and 2004 were $755,000, $524,000 and $394,000, respectively. The Company has an option to extend certain rental agreements for up to 5 years.

2)
The Company leases vehicles under the terms of certain operating lease agreements that expire in 2007, aggregating $15,000. Vehicle lease expense for the years ended December 31, 2006, 2005 and 2004 were $41,000, $76,000 and $84,000, respectively.

c.	Research and development agreement commitments

The Company has commitments to pay amounts aggregating $469,000, in respect of research and development costs (mainly to outside service providers), of which $441,000 relates to 2007, $14,000 relates to 2008 and $14,000 relates to 2009.

d.	Tax Assessment

In 2005, the Company received an assessment from the Israeli tax authorities of approximately $730,000 (including fines and interest expenses) related to withholding taxes for the periods of 2001-2004. In 2006, the Company settled this assessment with the Israeli tax authorities and paid $48,000.

NOTE 8 - INCOME TAXES

a.	The Company

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, adjusted according to changes in the Israeli consumer price index (hereinafter the “CPI”). The Company is taxed under this law.

Results for tax purposes are measured on a real basis and are adjusted to reflect the increase in the Israeli CPI. As explained in Note 1b, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on an annual and cumulative basis, causes a difference between taxable income and income reflected in these financial statements (see also Note 1i).

Tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959

The Company has been granted “approved enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of the Company's undistributed profits derived from the approved enterprise program will be tax-exempt for a period of two years commencing in the first year in which the Company generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of between 10% and 25%, depending on the percentage of non-Israeli investors holding the Company's ordinary shares. Since the Company is currently over 25% foreign owned, it is entitled to reduced tax rate of 25%.

The period of tax benefits with respect to the Company's approved enterprise program has not yet commenced because the Company has yet to realize taxable income. However, this benefit period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. The Company has an “approved enterprise” plan from 2001. The expiration of this plan is in 2015.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INCOME TAXES (continued)

If the Company subsequently pays a dividend out of income derived from the “approved enterprise” during the tax exemption period, it will be subject to withholding tax on the amount distributed, including any company tax on these amounts from which it was exempt, at the rate which would have been applicable had such income not been exempt (25%).

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investment in approved enterprise. In the event of failure to comply with these conditions, the benefits may be cancelled and a company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest. As of the date hereof, the Company has not received any benefits from the Investment Center. Additionally, given the Company’s significant amount of net-operating losses and the limitation mentioned above to the benefit period, there is no certainty if and when the Company would be able to enjoy the tax benefits described above.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

The Company qualifies as an “industrial company” under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Law). In accordance with the Industry Law the Company is entitled to certain benefits including accelerated depreciation on industrial buildings and equipment and a deduction of 12.5% per year of the purchase price of a good-faith acquisition of know-how and patents and certain other intangible property rights.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. The Company can not assure that it will continue to qualify as such in the future, or that the benefits will be granted in the future.

Tax rates in Israel applicable to income from other sources

The income of the Company not eligible for “approved enterprise” benefits, as discussed above (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. For the years ended December 31, 2006, 2005, 2004, the corporate rates were 31%, 34% and 35%, respectively. The corporate tax rates thereafter are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

US Federal Income Tax Consequences

The residency of the Company’s Chairman of the Board of Directors and Chief Executive Officer in the United States (“US”), as well as other less significant contacts that the Company has with the US, could likely lead to a determination by the US Internal Revenue Service that the Company currently has a “permanent establishment” in the US, which began in 2005. As a result, any income attributable to such United States permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, if this occurred, the Company may be subject to an additional branch profits tax of 30% on its US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless the Company qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. The Company would be potentially able to credit foreign taxes against its US tax liability in connection with income attributable to its US permanent establishment and subject to US and foreign income tax.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INCOME TAXES (continued)

At present, the Company does not earn any taxable income for US tax purposes. If the Company eventually earns taxable income attributable to its US permanent establishment, the Company would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment

b.	The Subsidiary

The Subsidiary is taxed according to US tax laws.

c.	Current tax losses for tax purposes

1)	Company

Israeli income tax of the Company is computed on the basis of the income in Israeli currency as determined for statutory purposes. The Company has incurred losses for tax purposes from inception. The loss carryforwards for tax purposes as of December 31, 2006 are approximately $110.6 million (linked to the CPI), which may be offset against future taxable income generated from a business, (including capital gains from the sale of assets used in the business) with no expiration date.

2)	Subsidiary

The Subsidiary is remunerated under a cost plus agreement with the Company. The Subsidiary has incurred taxable income and recorded tax expenses and is taxed under the applicable US tax laws.

The following table summarizes the taxes on income for the Company and the Subsidiary for 2006, 2005 and 2004:

	2006		2005		2004
	($ in thousands)		($ in thousands)		($ in thousands)
	Company	Subsidiary	Company	Subsidiary	Company	Subsidiary

Net income (loss) before income taxes	(15,363)	458	(14,187)	250	(16,582)	158
Income taxes	—	227	—	78	—	49
Net income (loss) for the year	(15,363)	231	(14,187)	172	(16,582)	109

d.	Deferred income taxes

As a result of the “approved enterprise” status of the Company, the Company’s current Israeli tax rate is 0%, and therefore no deferred tax assets have been included in these financial statements in respect of carryforward losses.

The deferred tax assets included in these financial statements result from changes in respect of temporary differences between the financial reporting basis and the tax basis in the Subsidiary in respect of property and equipment in the amount of $19,000 and certain employee related provisions in the amount of $29,000.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INCOME TAXES (continued)

	2006	2005	2004
	($ in thousands)
Income taxes for the reported year:
Current	275	78	49
Deferred (in respect of the reporting period)	(48)	—	—
	227	78	49

e.	Tax assessments

1)	Income taxes

The Company received tax assessments for the years up to and including the 1998 tax year.

The Company’s tax returns until 2001 are considered final. The Subsidiary has not been audited for tax purposes since incorporation.

2)	Withholding taxes - see Note 7d.

NOTE 9 - RESTRUCTURING:

In 2005, the Company implemented a restructuring plan designed to focus its resources on the development of its lead programs, with the goal of moving these programs through to clinical proof of concept (hereinafter the “2005 Restructuring”). The 2005 Restructuring included a 32 person reduction in the Company’s workforce, 31 of whom were in research and development and one of whom was in general and administrative. As part of the 2005 Restructuring, the Company took a charge in 2005 of $168,000, relating to employee dismissal costs, $163,000 of which was included in research and development costs and $5,000 of which was included in general and administrative expenses. The 2005 Restructuring was completed in early 2006.

As of December 31, 2006, 32 employees left the Company under the 2005 Restructuring and approximately $168,000 of dismissal costs were paid. As of December 31, 2006 and 2005, approximately $0 and $21,000, respectively in employee dismissal obligations were included in accounts payable and accrued expenses.

In December 2005, as a result of the Company's 2005 Restructuring, and in accordance with the provisions of SFAS 144, the Company reviewed the carrying value of certain lab equipment assets, and recorded an impairment charge in research and development costs in an amount of $26,000 in 2005 (see also Note 4b).

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Short-term bank deposits

The deposits are denominated in dollars and bear a weighted average annual interest rate of 5.37 % as of December 31, 2006.

b.	Other receivables and prepaid expenses:

	December 31
	2006	2005
	($ in thousands)
Prepaid expenses	258	285
Employees	118	75
Value added tax authorities	8	17
Interest receivable	318	54
	702	431

c.	Accounts payable and accrued expenses:

Suppliers	941	657
Accrued expenses	1,190	940
Income taxes	143	—
Accrued compensation and related liabilities	729	410
	3,003	2,007

d.	Financial and other income - net:

				March 9, 1993
	Year ended December 31			to December 31,
	2006	2005	2004	2006
	($ in thousands)
Interest income	1,058	503	297	10,286
Interest expense	—	—	—	(374)
Foreign exchange differences-gain (loss)	2	(39)	67	(1,755)
Gain from trading securities*	2	—	13	1
Other income*	100	—	—	100
Other expense	(21)	(21)	(25)	26
	1,141	443	352	8,284

* During 2001 the Company acquired 20% of the shares of US-based iviGene Corporation (“iviGene”) for $1 million and agreed to fund certain research activities at iviGene which were charged to research and development costs in the consolidated statement of operations. During 2002, the Company terminated funding research activities at iviGene. In November 2006, Oragenics Inc. (“Oragenics”) acquired the outstanding stock of iviGene owned by the Company in exchange for shares of its common stock at a fair value of $100,000 (representing less than 1% of Oragenics shares outstanding). Oragenics’ common stock is listed on the American Stock Exchange with the ticker symbol “ONI.” As a result of the exchange, the Company recorded other income of $100,000. The fair market value of the stock of Oragenics at December 31, 2006 is recorded on the Company's balance sheet under trading securities.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Linkage terms of balances in non-dollars currency:

1)	As follows:
	December 31, 2006
	Israeli currency	Other
	Unlinked
	($ in thousands)
Assets	548	4
Liabilities	747	108

The above balances do not include Israeli currency balances linked to the dollar.

2)	Data regarding the changes in the exchange rate of the dollar and the Israeli CPI:

	Year ended December 31
	2006	2005	2004

Devaluation (evaluation) of the Israeli currency against the dollar	(8.21)%	6.85%	(1.6)%
Changes in the Israeli CPI	(0.1)%	2.4%	1.2%
Exchange rate of one dollar (at end of year)	NIS 4.225	NIS 4.603	NIS 4.308

b.	Fair value of financial instruments

The financial instruments of the Company consist of non-derivative assets and liabilities, included in working capital. In view of their nature, the fair value of these financial instruments is usually identical or close to their carrying value.

The fair value of short term deposits approximates the carrying value, since they bear interest at rates close to the market rates.

c.	Concentration of credit risks

Most of the Company’s cash and cash equivalents and bank deposits at the balance sheet dates were deposited with Israeli banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUBSEQUENT EVENT

In January 2007, XTL Development signed an agreement with DOV Pharmaceutical, Inc. (hereinafter “DOV”) to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash, which was expensed in the Company’s consolidated statements of operations. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or ordinary shares of the Company over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties on net sales of the product to DOV. In addition, XTL Development has committed to pay a transaction advisory fee in the form of stock appreciation rights in the amount equivalent to 3% of the Company's fully diluted ordinary shares at the close of the transaction, vesting one year after the close of the transaction, and 7% of the Company's fully diluted ordinary shares at the close of the transaction, vesting following successful Phase III clinical trial results or the acquisition of the Company. Payment of the stock appreciation rights by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s ordinary shares.