Form 20-F
period 2007-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2008-03-27
CIK 1023549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ___________.

Commission file number: 000-51310

XTL BIOPHARMACEUTICALS LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
(Address of principal executive offices)

Ron Bentsur
Chief Executive Officer
711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
Tel: (845) 267-0707
Fax: (845) 267-0926
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing ten Ordinary Shares, par value NIS 0.02	The NASDAQ Capital Market
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

21,955,831 American Depositary Shares  292,654,785 Ordinary Shares

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

Large accelerated filer ☐    Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP  ☐ International Financial Reporting Standards as issued         ☐ Other
by the International Accounting Standards Board

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17  ☐    Item 18 ☐

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2007, 2006, 2005, 2004 and 2003. We have derived the selected financial data for the fiscal years ended December 31, 2007, 2006, and 2005, and as of December 31, 2007 and 2006, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2004 and 2003 and as of December 31, 2005, 2004 and 2003, from audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out-of-pocket expenses	$—	$—	$2,743	$3,269	$—
License	907	454	454	185	—
	907	454	3,197	3,454	—
Cost of Revenues
Reimbursed out-of-pocket expenses	—	—	2,743	3,269	—
License (with respect to royalties)	110	54	54	32	—
	110	54	2,797	3,301	—

Gross Margin	797	400	400	153	—

Research and development
Research and development costs	18,998	10,229	7,313	11,985	14,022
Less participations	56	—	—	—	3,229
	18,942	10,229	7,313	11,985	10,793

In-process research and development	—	—	1,783	—	—

General and administrative	5,582	5,576	5,457	4,134	3,105
Business development costs	2,008	641	227	810	664

Operating loss	(25,735)	(16,046)	(14,380)	(16,776)	(14,562)

Other income (expense)
Financial and other income, net	590	1,141	443	352	352
Income taxes	206	(227)	(78)	(49)	(78)

Loss for the period	$(24,939)	$(15,132)	$(14,015)	$(16,473)	$(14,288)

Loss per ordinary share
Basic and diluted	$(0.11)	$(0.08)	$(0.08)	$(0.12)	$(0.13)
Weighted average shares outstanding	228,492,818	201,737,295	170,123,003	134,731,766	111,712,916

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$12,977	$25,347	$13,360	$22,924	$22,262
Working capital	8,532	22,694	11,385	20,240	19,967
Total assets	14,127	26,900	15,151	25,624	24,853
Long-term obligations	194	738	1,493	2,489	1,244
Total shareholders’ equity <	8,564	22,760	11,252	19,602	20,608

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

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2007, we had an accumulated deficit of approximately $139.9 million. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. We are aware that other companies are planning clinical trials that will seek to enroll patients with the same diseases as we are studying. In addition, the multi-national nature of our studies adds another level of complexity and risk as the successful completion of those studies is subject to events affecting countries outside the United States. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

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

Our drug candidates and technologies are either in preclinical or clinical stages. Specifically, our lead product candidate, Bicifadine, is in a Phase 2b clinical trial for diabetic neuropathic pain and the Diversity Oriented Synthesis, or DOS, program has not yet been tested in humans. In order for our candidates to proceed to later stage clinical testing, they must show positive clinical or preclinical data. While Bicifadine has shown promising preclinical data and has also shown promising clinical data in the treatment of acute pain prior to it being in-licensed to us, preliminary results of pre-clinical or clinical tests do not necessarily predict the final results, and promising results in pre-clinical or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing which would materially impact our corporate strategy and our financial results may be adversely impacted.

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

Clinical trials also have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process, or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the US and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process.

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

Because some of our proprietary drug candidates and technologies are licensed to us by third parties, termination of these license agreements could prevent us from developing our drug candidates.

We do not own all of our drug candidates and technologies. We have licensed the rights, patent or otherwise, to our drug candidates from third parties. Specifically, we have licensed Bicifadine from Dov Pharmaceutical, Inc., or DOV, who in turn licensed it from Wyeth Pharmaceuticals, Inc., or Wyeth, and we have licensed DOS from VivoQuest, Inc. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development, collaboration and commercialization of our drug candidates or could require or result in litigation or arbitration, which could be time-consuming and expensive. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below. In addition, see “- Risks Related to Our Intellectual Property - If DOV declares bankruptcy, they may choose to repudiate their license agreement with Wyeth which could prevent us from pursuing the development of Bicifadine, and would have a material adverse impact on our financial condition,” below regarding potential issues related to the use of patents owned by third-parties.

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

For example, on March 20, 2008, we announced that we had out-licensed the DOS program to Presidio Pharmaceuticals, Inc, or Presidio. Under the terms of the license agreement, Presidio becomes responsible for the development and commercialization activities and costs related to the DOS program.

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

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. See “Item 4. Information on the Company - Business Overview - Supply and Manufacturing,” below. In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other local requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

We believe that our agreement with DOV provides us with access to sufficient inventory to satisfy the clinical supply needs for our ongoing Phase 2b trial for Bicifadine and the open label safety extension study. If our contract manufacturers or other third parties, such as DOV, fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our drug candidates.

Our contract manufacturers are required to produce our clinical drug candidates under strict compliance with current good manufacturing practices, or cGMP, in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

In addition, our contract manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and corresponding foreign or local governmental agencies to ensure strict compliance with, among other things, cGMP, in addition to other governmental regulations and corresponding foreign standards. We will not have control over, other than by contract, third-party manufacturers’ compliance with these regulations and standards. No assurance can be given that our third-party manufacturers will comply with these regulations or other regulatory requirements now or in the future.

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

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our products. Other companies have drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. For a discussion of these competitors and their drug candidates, see “Item 4. Information on the Company - Business Overview - Competition,” below. Some of these potential competing drugs are already commercialized or are further advanced in development than our drug candidates and may be commercialized earlier. Even if we are successful in developing safe, effective drugs, our products may not compete successfully with products produced by our competitors, who may be able to more effectively market their drugs.

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

As of February 29, 2008, we had 17 full-time employees. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel. The retention of their services cannot be guaranteed. In particular, if we lose the services of Michael S. Weiss, our Chairman, or Ron Bentsur, our Chief Executive Officer, our ability to continue to execute on our business plan could be materially impaired. Our agreement with Mr. Weiss provides that he may terminate his agreement with us upon 30 days’ prior written notice if (i) he is not re-elected as Chairman of our Board, (ii) his fees for service as Chairman are reduced by more than 10%, (iii) we breach any material term of his agreement, or (iv) there is a change of control or reorganization of our company. Our agreement with Mr. Bentsur provides that he may terminate his agreement with us upon 30 days’ prior written notice if (i) he is no longer the highest ranking member of our company’s management team, (ii) his annual base salary is reduced by more than 10% (except where we have made similar reductions in the base salary of senior management throughout our company), (iii) we breach any material term of his agreement, or (iv) there is a change of control or reorganization of our company. We do not maintain a key man life insurance policy covering either Mr. Weiss or Mr. Bentsur.

Any acquisitions or in-licensing transactions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful.

As part of our business strategy, we may effect acquisitions or in-licensing transactions to obtain additional businesses, products, technologies, capabilities and personnel. If we complete one or more such transactions in which the consideration includes our ordinary shares or other securities, your equity in us may be significantly diluted. If we complete one or more such transactions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions and in-licensing transactions also involve a number of operational risks, including:

•	difficulty and expense of assimilating the operations, technology or personnel of the business;

•	our inability to attract and retain management, key personnel and other employees necessary to conduct the business;

•	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

•	exposure to legal claims for activities of the business prior to the acquisition;

•	the diversion of our management’s attention from our core business; and

•	the potential impairment of substantial goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

In addition, the basis for completing the acquisition or in-licensing could prove to be unsuccessful as the drugs or processes involved could fail to be scientifically or commercially viable. In addition, we may be required to pay third parties substantial transaction fees, in the form of cash or ordinary shares, in connection with such transactions.

If any of these risks occur, it could have an adverse effect on both the business we acquire or in-license and our existing operations.

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

Risks Related to Our Financial Condition

Our current cash, cash equivalents and bank deposits may not be adequate to support our operations for the length of time that we have estimated. If we are unable to obtain additional funds on terms favorable to us, or at all, we may not be able to continue our operations.

We expect to use, rather than generate, funds from operations for the foreseeable future. We currently have an average projected burn rate of approximately $1.0 million to $1.5 million per month in 2008, depending upon the extent to which we are able to enroll subjects in our clinical trials. Based on our current business plan, we believe that our cash, cash equivalents and bank deposits as of December 31, 2007 and the upfront payment by Presidio related to the out-licensing of the DOS program provide us with sufficient resources to fund our operations for approximately the next 12 months; however, the actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. These factors include:

•	the progress of our development activities, specifically, the timing of completion and results from our clinical trials for Bicifadine;

•	the progress of our research activities;

•	the number and scope of our development programs;

•	our ability to establish and maintain current and new licensing or acquisition arrangements;

•	our ability to achieve our milestones under our licensing arrangements;

•	the costs involved in enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

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

We currently have a “permanent establishment” in the United States, or US, which began in 2005, due to the residency of the Chairman of our Board of Directors and our Chief Executive Officer in the US, as well as other less significant contacts that we have with the US. As a result, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. If this is the case, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2007 since these losses were not attributable to the US permanent establishment. However, we would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income. As of December 31, 2007, we estimate that these US net operating loss carryforwards are approximately $22.4 million. These losses can be carried forward to offset future US taxable income and will begin to expire in 2025. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations.

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

Specifically, we plan to pursue patent protection in the US and in certain foreign countries relating to our development and commercialization of Bicifadine. Bicifadine and its acid addition salts, including Bicifadine HCl, are disclosed in US Pat. Nos. 4,231,935, issued November 4, 1980, and 4,196,120, issued April 1, 1980, now expired. Currently, we are the exclusive licensee of one issued patent and multiple patent applications filed by DOV relating to Bicifadine. See “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents.” However, we cannot guarantee the scope of protection of any issued patents, or that such patents will survive a validity or enforceability challenge, or that any pending patent applications will issue as patents.

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

In January 2007, we entered into a license agreement with DOV covering certain patent rights associated with the drug candidate Bicifadine. Some of the patent rights covered by that agreement are in turn under license to DOV by Wyeth. On January 4, 2008, DOV notified investors that it had reduced its workforce in order to conserve cash and to direct substantially all of its resources towards completion of a clinical trial expected to be completed in the fourth quarter of 2008. DOV further noted that it continues to actively seek additional capital and to reduce expenses. DOV also noted that it will have sufficient liquidity to operate through August 2008, although there can be no assurance that this will be the case. If DOV is unable to obtain additional capital, it may be forced to declare bankruptcy. If DOV were to declare bankruptcy, under the relevant bankruptcy laws DOV could refuse to abide by the terms of its license agreement with Wyeth and can repudiate the agreement thereby putting DOV’s rights, and as a result our rights, to some of the patents covering Bicifadine in question. While we can and will take action in any DOV bankruptcy to protect our rights under our agreement with DOV, we cannot control any action of DOV with regard to their agreements with Wyeth. We have undertaken to enter into a standby license agreement with Wyeth which would become effective if DOV in any way repudiated their agreement with Wyeth. While we believe this will reduce the risk described above, there can be no assurance we will be able to successfully complete an agreement with Wyeth on terms satisfactory to us.

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

The trading volume of our ADRs has historically been low. Even if the trading volume of our ADRs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADRs in desirable volume and you may be unable to sell your ADRs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADRs at a desirable or stable price at any one time. You should be prepared to own our ordinary shares and ADRs indefinitely.

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

Future issuances or sales of our ordinary shares could depress the market for our ordinary shares and ADRs.
Future issuances of a substantial number of our ordinary shares, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADRs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. We believe that our cash, cash equivalents and bank deposits as of December 31, 2007 and the upfront payment by Presidio provide us with sufficient resources to fund our operations for approximately the next 12 months; however, prior to the end of that period it will be necessary for us to return to the capital markets through the sale of ADRs or ordinary shares.

Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted. For example, pursuant to a license agreement with DOV, XTL Development licensed the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. Under the agreement, XTL Development, upon achievement of certain milestones, will make payments of up to $126.5 million to DOV over the life of the license. We may elect to issue up to an additional $121.5 million in ordinary shares to DOV in lieu of cash for such milestone payments. In addition, XTL Development committed to pay a third party a transaction advisory fee in the form of stock appreciation rights in an amount equivalent to 3% of our then fully diluted ordinary shares at the close of the transaction, which were locked up through January 15, 2008, and an additional 7% of our then fully diluted ordinary shares at the close of the transaction, which vest following the first to occur of successful Phase 3 clinical trial results or the acquisition of our company. Payment of the stock appreciation rights by us can be satisfied, at our discretion, in cash and/or by issuance of our ordinary shares. Pursuant to a license agreement with VivoQuest, Inc., or VivoQuest, a privately held biotechnology company based in the US, we licensed (in all fields of use) certain intellectual property and technology related to VivoQuest’s HCV program. Pursuant to the license agreement, we may elect to issue up to an additional $34.6 million in ordinary shares to VivoQuest in lieu of cash upon achievement of certain milestones. In the future, we may enter into additional arrangements with other third-parties permitting us to issue ordinary shares in lieu of certain cash payments.

In addition, as of February 29, 2008, our principal stockholders beneficially own, in the aggregate, approximately 23.0% of our ordinary shares. If some or all of them should decide to sell a substantial number of their holdings, it could have a material adverse effect on the market for our ADRs or ordinary shares.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

As of February 29, 2008, our principal stockholders (including their affiliates) beneficially owned, in the aggregate, approximately 23.0% of our outstanding ordinary shares. As a result, these persons, acting together, may have the ability to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ADRs or ordinary shares.

Our ordinary shares and ADRs trade on more than one market, and this may result in price variations.

ADRs representing our ordinary shares are quoted on the NASDAQ Capital Market and our ordinary shares are traded on the Tel Aviv Stock Exchange. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US and Israel. Consequently, the effective trading prices of our shares on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Holders of our ordinary shares or ADRs who are US residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company (“PFIC”) for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable year ended December 31, 2005. However, we believe that we were a PFIC for the taxable years ended December 31, 2006 and 2007. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2008 taxable year and possibly in subsequent years.

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

We are incorporated in the State of Israel. Israeli corporate law regulates acquisitions of shares through tender offers. It requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer and therefore depress the price of our shares. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADRs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “- There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs,” below.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in New Israeli Shekels, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

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

Certain of our facilities and some of our clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, we do not believe that the political and security situation has had a material adverse impact on our business, but we cannot give any assurance that this will continue to be the case. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

We generate all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. While a substantial amount of our operating expenses are in US dollars (approximately 95% in 2007), we incur a portion of our expenses in New Israeli Shekels and in certain other local currencies. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may in the future enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of diabetic neuropathic pain and hepatitis C.

Our lead compound is Bicifadine, a serotonin and norepineprine reuptake inhibitor that we are developing for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. We in-licensed Bicifadine from DOV in January 2007, and in September 2007, we initiated a Phase 2b clinical trial with Bicifadine for the treatment of diabetic neuropathic pain.

Our second program is the Diversity Oriented Synthesis, or DOS, program, which is focused on the development of novel pre-clinical hepatitis C small molecule inhibitors. On March 20, 2008, we announced that we had out-licensed the DOS program to Presidio.

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

During 2007, our legacy hepatitis C clinical programs, XTL-6865 and XTL-2125, were terminated, and in July 2007, Cubist Pharmaceuticals terminated their license agreement with us for HepeX-B for the treatment of hepatitis B. On December 31, 2007, the Yeda Research and Development Company Ltd. (“Yeda”), the commercial arm of the Weizmann Institute, and XTL mutually terminated our research and license agreement dated April 7, 1993, as amended, and subject to certain closing conditions which were completed in March 2008, all rights in and to the licensed technology and patents reverted to Yeda.

Our ADRs are quoted on the NASDAQ Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “XTL.” We operate under the laws of the State of Israel, under the Israeli Companies Act, and in the US, the Securities Act, the Exchange Act and the regulations of the NASDAQ Capital Market.

Our principal offices are located at 711 Executive Blvd., Suite Q, Valley Cottage, NY 10989, and our telephone number is (845) 267-0707. The principal offices of XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, are located at 711 Executive Blvd., Suite Q, Valley Cottage, NY 10989, and its telephone number is (845) 267-0707. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this annual report.

On November 20, 2007, we completed a private placement of 72,485,020 ordinary shares (equivalent to 7,248,502 ADRs) at $0.135 per ordinary share (equivalent to $1.35 per ADR). Total proceeds to us from this private placement were approximately $8.8 million, net of offering expenses of approximately $1.0 million. In addition, on March 22, 2006, we completed a private placement of 46,666,670 ordinary shares (equivalent to 4,666,667 ADRs) at $0.60 per share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 23,333,335 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $0.875 ($8.75 per ADR). Total proceeds to us from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million. The private placement closed on May 25, 2006. Since inception, we have raised net proceeds of approximately $137.5 million to fund our activities, including the net proceeds from our 2007 and 2006 private placements.

For the years ended December 31, 2007, 2006, and 2005 our capital expenditures were $65,000, $21,000 and $38,000, respectively. During 2007, we completed the disposition of certain unused assets (primarily lab equipment) which were held for sale during 2007, with $308,000 in proceeds from disposals of property and equipment in 2007. There were no material divestitures during the years ended December 31, 2006 and 2005.

In March 2008, we signed an agreement to out-license our DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program. In accordance with the terms of the license agreement, we received a $4 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

In January 2007, XTL Development, Inc., or XTL Development, our wholly-owned subsidiary, signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development is developing Bicifadine for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development made an initial up-front license payment of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine. In connection with the license agreement, XTL Development committed to pay a transaction advisory fee to certain third party intermediaries. The transaction advisory fee was structured in the form of stock appreciation rights (“SARs”) in the amount equivalent to (i) 3% of our fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of our fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting following the first to occur of successful Phase 3 clinical trial results or the acquisition of our company. Payment of the SARs by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share of our company on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an ADR on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of the license agreement, any unvested SARs will expire.

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of diabetic neuropathic pain and hepatitis C.

Our lead compound is Bicifadine. We are developing Bicifadine for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. In September 2007, we initiated a Phase 2b trial that is aimed at demonstrating the efficacy of Bicifadine in diabetic neuropathic pain. Bicifadine is a serotonin and norepinephrine reuptake inhibitor, or SNRI. Compared to the currently approved SNRI’s, Bicifadine has a unique ratio of serotonin versus norepinephrine reuptake inhibition, which is weighted toward norepinephrine reuptake inhibition, thereby providing a strong scientific rationale for testing Bicifadine for the treatment neuropathic pain indications. Prior to it being in-licensed, Bicifadine was extensively tested in more than 15 clinical trials involving over 3,000 patients, and has been shown to be safe and generally well tolerated. Bicifadine was evaluated in various acute pain indications, including two large, randomized clinical trials (n=750 and n=540) in patients suffering from acute post dental surgery pain, where Bicifadine demonstrated statistically significant efficacy. Bicifadine was also studied in chronic lower back pain studies, where it did not demonstrate statistically meaningful improvement in pain scores. Given the heterogeneity of the patient population, the diversity of sources of pain, and the significant psychological component, chronic lower back pain is considered a highly challenging pain model. XTL believes that a positive statistical and clinical benefit can be shown by assessing the drug’s effect in a more homogenous and well-studied model such as diabetic neuropathic pain in which other SNRIs have been shown to be effective.

Our second program is the Diversity Oriented Synthesis, or DOS, program, which is focused on the development of novel pre-clinical hepatitis C small molecule inhibitors. Compounds developed to date inhibit HCV replication in a pre-clinical cell-based assay with potencies comparable to clinical stage drugs. On March 20, 2008, we announced that we had out-licensed the DOS program to Presidio.

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

Our Strategy

Under our current strategy, we plan to:

•	complete our Phase 2b program for Bicifadine for the treatment of diabetic neuropathic pain;

•	advance the development of Bicifadine towards approval in diabetic neuropathic pain and possibly in other related indications either alone or with a corporate partner; and

•	seek to in-license or acquire additional candidates.

Products Under Development

Bicifadine

Market Opportunity

We intend to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. According to Datamonitor, there are over 15 million people suffering from neuropathic pain in the United States alone. With limited treatment options available, neuropathic pain represents a significant unmet medical need. According to Datamonitor, the global market for neuropathic pain drugs is expected to grow from $3.6 billion in 2006 to over $7 billion by 2016.

In September 2007, we initiated a Phase 2b clinical trial for the treatment of diabetic neuropathic pain. Diabetic neuropathic pain is a chronic pain condition resulting from damage to nerves in patients with diabetes. Diabetic neuropathic pain, which manifests itself primarily in the feet, can often be debilitating thus preventing patients from carrying out their normal day-to-day activities. In the US, it is estimated that approximately 4.5 million patients with diabetes suffer from diabetic neuropathic pain. Diabetic neuropathic pain is the largest segment in the rapidly growing market for neuropathic pain drugs. Only two oral drugs have been approved to date by the FDA for the treatment of diabetic neuropathic pain (Eli Lilly’s Cymbalta®, an SNRI, and Pfizer’s Lyrica®); however, the response rates to these drugs are limited. Consequently, millions of patients remain without adequate treatment options and seek new drugs that could provide better relief for their chronic pain.

As the treatment paradigm in neuropathic pain involves switching patients among drugs (both within the same drug class, as well as among drug classes), in order to find the specific drug to which the patient responds best, Bicifadine should offer a unique alternative to patients who do not adequately respond to the currently approved drugs. Furthermore, if clinical trials demonstrate that Bicifadine has an advantage over the currently approved drugs in overall efficacy rates, safety profile, or onset of action, it has the potential to become a first-line treatment for diabetic neuropathic pain.

Scientific Background

Bicifadine is a serotonin and norepinephrine reuptake inhibitor. Serotonin and Norepinephrine Reuptake Inhibitors (SNRI’s) are drugs that increase the levels of serotonin and norepinephrine in the brain, thus blocking pain signals. SNRI is a proven drug class in diabetic neuropathic pain as well as Major Depressive Disorder. One SNRI (Eli Lilly’s Cymbalta®) is already approved for the treatment of diabetic neuropathic pain, while a second SNRI (Wyeth’s Effexor®) has demonstrated efficacy in treatment of diabetic neuropathic pain in large, randomized and placebo-controlled studies. Both Cymbalta® and Effexor® are also approved for depression. A third SNRI (Cypress’ Milnacipran®) recently demonstrated efficacy in a Phase 3 trial in a related neuropathic pain indication (fibromyalgia), providing further evidence of the efficacy of the SNRI class in neuropathic pain.

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

Clinical Data

Four Phase 1 clinical trials and 14 Phase 2 clinical trials involving more than 1,000 patients have been conducted with an immediate release, or IR, formulation of Bicifadine for the treatment of acute pain. In five exploratory double-blind, placebo-controlled Phase 2 clinical trials of the IR formulation, Bicifadine demonstrated a statistically significant reduction in pain versus placebo, in some cases with an outcome suggesting it might be comparable to or better than positive controls such as codeine. In addition to these trials with the IR formulation, eight Phase 1 clinical trials using the sustained release, or SR, formulation of Bicifadine have been conducted. SR is a formulation that generally permits less frequent daily dosing and improves tolerability. We intend to use the SR formulation in future clinical development and for commercial use of Bicifadine.

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

In a Phase 3 double-blind, placebo-controlled, clinical trial (n=325) with Bicifadine in the treatment of moderate to severe acute pain following bunionectomy surgery, statistically significant increases in analgesia were measured as early as 30 minutes after administration and these effects were sustained for the balance of the eight-hour measurement period. In this study, Bicifadine was safe and generally well-tolerated. The complete assessment of the analgesic action of Bicifadine under repeat dosing conditions could not be fully elucidated due to the high level of “rescue” analgesic medication used in both the placebo and active drug groups.

Due to the highly competitive nature of the market for acute pain drugs, and the FDA requirement to complete two repeat-dosing clinical trials in two different acute pain indications, no further studies in acute pain are planned.

Bicifadine has been further evaluated in three Phase 3 trials in chronic lower back pain, or CLBP. The primary efficacy endpoint in these trials was the change in pain severity rating score between baseline and the end of dosing. In these trials, Bicifadine was safe and generally well tolerated, but did not show a statistically significant effect relative to placebo on the primary endpoint of the study at any of the doses tested.

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

Development Status

The Phase 2b trial that was initiated in September 2007 is aimed at demonstrating the efficacy of Bicifadine in diabetic neuropathic pain, using a study design that is similar to the successful registration trials of Cymbalta®, a member of the SNRI class that is approved for this indication, and other approved agents for neuropathic pain.

The Phase 2b study is a randomized, double-blind, placebo-controlled study comparing 200mg 3x/day (tid) and 400mg 3x/day (tid) of Bicifadine versus placebo, with a 1:1:1 randomization between the three arms, in patients with diabetic neuropathic pain. The Phase 2b study is designed to enroll approximately 336 patients. Approximately 45 clinical centers in the United States, Europe, Israel and India are participating in the study. Following randomization, all patients enter a two week titration period to allow them to gradually escalate up to their target treatment dose. This is then followed by a twelve week steady-state treatment period at the target treatment dose. The primary endpoint of the study is to compare the efficacy of each of the two active doses of Bicifadine (200mg tid and 400mg tid) versus placebo in reduction of pain associated with diabetic neuropathy, at baseline (at the time of randomization) versus week 14 (week twelve of the steady-state phase). Pain will be measured based on a 24-hour pain rating using the eleven point Pain Intensity Numeric Rating Scale (formerly referred to as the LIKERT scale).

In addition, in January 2008, we initiated an open-label variable-dose trial assessing the safety of Bicifadine in patients with diabetic neuropathic pain (the “open label study”). Eligible patients for the open label study will have completed all study visits of the Phase 2b clinical trial. Subjects who satisfy all inclusion and exclusion criteria will be titrated to a dosage of 600 mg/day (200 mg tid). Depending upon efficacy and tolerability the dosage can be progressively increased to 1200 mg/day (400 mg tid). The dosage can be altered throughout the trial but may not go below 600 mg/day (200 tid) or above 1200 mg/day (400 tid). The open label study is designed to enroll approximately 240 patients.

DOS

Market Opportunity

We have been developing the DOS program for the treatment of hepatitis C. Chronic hepatitis C is a serious life-threatening disease which affects around 170 to 200 million people worldwide, according to a Datamonitor report from April 2005. We estimate that between eight to 10 million of these people reside in the US, Europe and Japan. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House, each year 10,000 to 12,000 people die from HCV in the US alone. The Centers for Disease Control, or CDC, predicts, that by the end of this decade, the number of deaths due to HCV in the US will surpass the number of deaths due to AIDS.

According to the PharmaDD, the worldwide market for the treatment of chronic HCV in 2005 was estimated at $3 billion and consists entirely of Interferon-based treatments. Interferon alpha was first approved for use against chronic hepatitis C in 1991. At present, the optimal regimen appears to be a 24 or 48 week course of the combination of Pegylated-Interferon and Ribavirin. In studies done at the St. Louis University School of Medicine, a 24 week course of this combination therapy yields a sustained response rate of approximately 40% to 45% in patients with genotype 1 (the most prevalent genotype in the western world according to the CDC) and a better sustained response with a 48 week course.

Given the limited efficacy of the present standard of care and significant side effects associated with it, there is a clear need for novel treatments for Hepatitis C.

Development Status

DOS is a pre-clinical program focused on the development of novel hepatitis C small molecule inhibitors. DOS applies proprietary, fully synthetic chemistry methodologies to rapidly synthesize and diversify complex chemical compounds such as natural products. Compounds in each family inhibited HCV replication in a pre-clinical cell-based assay with potencies against the most prevalent HCV genotypes comparable or superior to clinical stage drugs. They also retained their potency against isolates that are resistant to clinical stage drugs. In March 2008, we signed an agreement to out-license our DOS program to Presidio. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program.

We gained access to the DOS program through a license and asset purchase agreement with VivoQuest that was completed in September 2005. Under this agreement, we licensed lead HCV molecules, a proprietary compound library and medicinal chemistry technologies. The DOS small molecule chemistry technology developed at VivoQuest was used to create these molecules. See “Item 10. Additional Information -Material Contracts.”

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

Bicifadine

There are currently several patent families filed by DOV relating to Bicifadine: (i) methods and compositions containing Bicifadine for the treatment and prevention of hyperthermia; (ii) solid compositions containing the polymorph Form B of Bicifadine as characterized by certain infrared peaks and a distinct x-ray powder diffraction (XPRD) profile, and methods of treating pain in mammals using the same; (iii) methods and compositions employing a therapeutically effective amount of Bicifadine for preventing and treating a condition or symptom of acute pain, chronic pain, and/or a neuropathic disorder in mammalian subjects; (iv) methods and compositions containing Bicifadine HCl to prevent or treat neuropathic disorders in mammals, including, but not limited to, diabetic neuropathy; (v) methods and compositions containing Bicifadine for the prevention and treatment of lower urinary tract disorders; (vi) methods of making Bicifadine; (vii) methods and compositions for preventing or treating chronic pain comprising Bicifadine in combination with a non-steroidal anti-inflammatory drug (NSAID).

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

Under the license agreement with DOV, we have exclusive worldwide rights to the above patents and patent applications for all therapeutic uses, with the exception of the the Wyeth Retained Field. Under the terms of the DOV/Wyeth agreement, Wyeth can only develop Bicifadine for use in the Wyeth Retained Field in collaboration with DOV, and under the license agreement between DOV and XTL Development, DOV will not conduct research or development with Wyeth for the use of Bicifadine in the Wyeth Retained Field. See “Item 3. Key Information-Risk Factors-Risks Related to Our Intellectual Property.”

DOS

The lead molecules that are included in the VivoQuest license are covered by two issued patents and four patent applications. The patent applications describe both the structure of the compounds and their use for treating HCV infection. The two issued VivoQuest patents will expire in 2023. Additional patent applications, if issued, will expire in 2023, 2024 and 2025. We have also filed additional patent applications that cover the lead compounds discovered since the licensing of the DOS from VivoQuest. These additional patent applications, if issued, will expire in 2026 and 2027. Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions.

We believe that Presidio will have sufficient time to commercially utilize the inventions from our small molecule development program directed to the treatment and prevention of hepatitis C infection.

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

Licensing Agreements and Collaborations

We have formed strategic alliances with a number of companies for the production and commercialization of our drug candidates. Our current key strategic alliances are discussed below. See “Item 5. Operating and Financial Review and Prospects - Obligations and Commitments” which describes contingent milestone payments we have undertaken to make to certain licensors over the life of the licenses described below.

Bicifadine License

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor. XTL Development intends to develop Bicifadine for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of the product.

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

Presidio License

In March 2008, we signed an agreement to out-license our DOS program to Presidio. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program. In accordance with the terms of the license agreement, we received a $4 million, non-refundable,  upfront payment in cash from Presidio and will receive up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

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

Competing Products for Treatment of Neuropathic Pain

Three oral drugs have been approved by the FDA for the treatment of neuropathic pain: Gabapentin® (developed by Pfizer Inc.) which is approved for the treatment of post herpetic neuralgia; Pregabalin® (developed by Pfizer Inc.) which is approved for post herpetic neuralgia and diabetic neuropathic pain; and Cymbalta® (developed by Eli Lilly and Company) which is approved for diabetic neuropathic pain.

Several other drugs are in late-stage clinical trials for the treatment of neuropathic pain: Milnacipran® (developed by Cypress Bioscience Inc.) is presently is Phase 3 clinical trials for the treatment of fibromyalgia, and desvenlafaxin (developed by Wyeth Pharmaceuticals Inc.) is presently in Phase 3 clinical trials for the treatment of neuropathic pain. Wyeth has also filed a new drug application, or NDA, with the FDA, seeking approval of desvenlafaxin in depression.

Several additional companies are developing drugs for neuropathic pain including: Vernalis plc, Endo Pharmaceuticals Inc., GlaxoSmithKline plc, Avanir Pharmaceuticals, and UCB.

Competing Products for Treatment of Chronic Hepatitis C

We believe that a certain number of the drugs that are currently under development will become available in the future for the treatment of hepatitis C. At present, the only approved therapies for treatment of chronic HCV are Interferon-based. There are multiple drugs presently under development for the treatment of HCV, most of which are in the pre-clinical or early stage of clinical development. These compounds are being developed by both established pharmaceutical companies, as well as by biotech companies. Examples of such companies are: Anadys Pharmaceuticals, Inc., F. Hoffman-LaRoche & Co., Intercell AG, Schering-Plough Corporation, Gilead Sciences, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Pharmasset, Ltd., Vertex Pharmaceuticals Incorporated and Viropharma Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do.

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

DOS

Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program.

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

Contract manufacturers are subject to ongoing periodic inspections by the FDA, the US Drug Enforcement Agency and corresponding state and local agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations.

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

For purposes of NDA approval, clinical trials are typically conducted in the following sequential phases:

•	Phase 1: The drug is administered to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, metabolism, excretion, and clinical pharmacology.

•
Phase 2: Studies are conducted on a larger number of patients to assess the efficacy of the product, to ascertain dose tolerance and the optimal dose range, and to gather additional data relating to safety and potential adverse events.

•	Phase 3: Studies establish safety and efficacy in an expanded patient population.

•
Phase 4: The FDA may require Phase 4 post-marketing studies to find out more about the drug’s long-term risks, benefits, and optimal use, or to test the drug in different populations, such as children.

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

Organizational structure

Our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc., are each incorporated in Delaware and each has its principal place of business in Valley Cottage, New York.

Property, Plants and Equipment

We lease an aggregate of approximately 414 square meters in Rehovot, Israel, expiring in April 2009. We also lease approximately 3,000 square meters of office and laboratory facilities in Valley Cottage, New York, expiring in November 2009. We have an option to renew our lease agreement in Valley Cottage.

We anticipate that these facilities will be sufficient for our needs for the foreseeable future. To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own. However, to secure the lease agreements in Israel, we provided a bank guarantee in the amount of approximately $64,000, linked to the Israeli Consumer Price Index. As of December 31, 2007, the guarantee is secured by pledge on a restricted deposit amounting to $61,000, which is included in the balance sheet as a restricted deposit.

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with US GAAP for the years ended December 31, 2007, 2006 and 2005, and as of December 31, 2007 and 2006, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2007, 2006, 2005, 2004 and 2003. We have derived the selected financial data for the fiscal years ended December 31, 2007, 2006, and 2005, and as of December 31, 2007 and 2006, from our audited consolidated financial statements, included elsewhere in this annual report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2004 and 2003 and as of December 31, 2005, 2004 and 2003, from audited financial statements not appearing in this annual report, which have been prepared in accordance with US GAAP. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements,” including the related notes.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out-of-pocket expenses	$—	$—	$2,743	$3,269	$—
License	907	454	454	185	—
	907	454	3,197	3,454	—
Cost of Revenues
Reimbursed out-of-pocket expenses	—	—	2,743	3,269	—
License (with respect to royalties)	110	54	54	32	—
	110	54	2,797	3,301	—

Gross Margin	797	400	400	153	—

Research and development
Research and development costs	18,998	10,229	7,313	11,985	14,022
Less participations	56	—	—	—	3,229
	18,942	10,229	7,313	11,985	10,793

In-process research and development	—	—	1,783	—	—

General and administrative	5,582	5,576	5,457	4,134	3,105
Business development costs	2,008	641	227	810	664

Operating loss	(25,735)	(16,046)	(14,380)	(16,776)	(14,562)

Other income (expense)
Financial and other income, net	590	1,141	443	352	352
Income taxes	206	(227)	(78)	(49)	(78)

Loss for the period	$(24,939)	$(15,132)	$(14,015)	$(16,473)	$(14,288)

Loss per ordinary share
Basic and diluted	$(0.11)	$(0.08)	$(0.08)	$(0.12)	$(0.13)
Weighted average shares outstanding	228,492,818	201,737,295	170,123,003	134,731,766	111,712,916

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$12,977	$25,347	$13,360	$22,924	$22,262
Working capital	8,532	22,694	11,385	20,240	19,967
Total assets	14,127	26,900	15,151	25,624	24,853
Long-term obligations	194	738	1,493	2,489	1,244
Total shareholders’ equity <	8,564	22,760	11,252	19,602	20,608

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of diabetic neuropathic pain and hepatitis C. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

We were established as a corporation under the laws of the State of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We are a development stage company and have had no product sales to date. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, from our initial public offering and from our placing and open offer transaction.

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

Our revenues have consisted of license fees and reimbursed out of pocket expenses from Cubist. We recognized the license fee revenues from our agreement with Cubist for HepeX-B ratably over the expected life of the arrangement; un-amortized amounts were recorded as deferred revenues. We also recognized revenue related to reimbursed out of pocket expenses at the time that we provided development services to Cubist. In July 2007, Cubist terminated the license agreement with us. See “Item 4. Information on the Company - History and Development of XTL.”

Our cost of revenues consisted of costs associated with the Cubist program for HepeX-B which consisted primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our former product candidate out-licensed to Cubist. In addition, we recognized license fee expenses associated with our agreement with Yeda proportional to our license fee agreement with Cubist, with unamortized amounts recorded as deferred expenses. On December 31, 2007, we mutually terminated the research and license agreement with Yeda. See “Item 4. Information on the Company - History and Development of XTL.”

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

Our historical participations consist primarily of grants received from the Israeli government in support of our legacy research and development activities, which are no longer being developed by us. These grants are recognized as a reduction of expense as the related costs are incurred. See “- Research and Development, Patents and Licenses - Israeli Government Research and Development Grants,” below.

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses. We expense our general and administrative expenses as they are incurred.

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel, professional fees and transaction advisory fees to third party intermediaries. Our business development activities are related to partnering activities for our drug programs, seeking new development collaborations and in-licensing opportunities. We expense our business development expenses as they are incurred. The transaction advisory fee in the form of a SAR will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied.

Our results of operations include non-cash compensation expense as a result of the grants of stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award recorded over the respective vesting periods of the individual stock options. The expense is included in the respective categories of expense in the statement of operations. We experienced a significant increase in non-cash compensation in the fiscal year ended December 31, 2005, and continue to expect to incur significant non-cash compensation as a result of adopting Statement of Financial Accounting Standards, or SFAS, No. 123, “Share Based Payment,” or SFAS 123R, on January 1, 2005.

For awards of options and warrants to consultants and other third-parties, compensation expense is determined at the “measurement date.” The expense is recognized over the vesting period for the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record compensation expense based on the fair value of the award at the reporting date. Unvested options are revalued at every reporting period and amortized over the vesting period in order to determine the compensation expense.

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

Results of Operations

Years Ended December 31, 2007 and 2006
Revenues. Revenues for the year ended December 31, 2007, increased by $453,000 to $907,000, as compared to revenues of $454,000 for the year ended December 31, 2006. The increase in revenues for the year ended December 31, 2007, was due to the recognition of unamortized deferred revenue upon termination of the HepeX-B license by Cubist in July 2007. We currently expect to record license revenue as a result of the license agreement signed with Presidio in March 2008 (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”).

Cost of Revenues. Cost of revenues for the year ended December 31, 2007, increased by $56,000 to $110,000, as compared to cost of revenues of $54,000, for the year ended December 31, 2006. The increase in cost of revenues was due to the recognition of unamortized license fees that were recorded as deferred expenses upon termination of the HepeX-B license by Cubist in July 2007.

Research and Development Costs. Research and development costs net of participations increased by $8,713,000 to $18,942,000 for the year ended December 31, 2007, as compared to $10,229,000 for the year ended December 31, 2006. The increase in research and development costs was due primarily to an increase of $13,476,000 in expenses related to our Bicifadine clinical program (including the $7.5 million initial upfront license fee to DOV) (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”), offset by a decrease of $4,166,000 in expenses related to our legacy programs XTL-6865 and XTL-2125, that were terminated in 2007, and also due to a $597,000 decrease in expenses associated with our preclinical DOS program.

We expect our overall research and development expenses to decrease in 2008 due to reduced costs associated with our DOS program, which we out-licensed in March 2008, offset by increased costs associated with our Bicifadine clinical program. Specifically, excluding the impact of the $7.5 million initial upfront license fee paid in 2007, we expect our Bicifadine clinical program expenses to increase in 2008 due to the Phase 2b trial initiated in September 2007 (including any milestone payments that may become due upon completion of this study payable in cash or ordinary shares at our discretion) and also due to the open label study initiated in January 2008. As a result of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs related to the DOS program. See also “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company.” In addition, in January 2008, we terminated seven employees in the DOS program and recorded a severance charge of approximately $100,000.

General and Administrative Expenses. General and administrative expenses increased by $6,000 to $5,582,000 for the year ended December 31, 2007, as compared to expenses of $5,576,000 for the year ended December 31, 2006. The increase in general and administrative expenses was due primarily to an increase in legal and patent related expenses as well as Sarbanes-Oxley compliance costs, offset by a decrease of $208,000 in non-cash compensation costs related to option grants. Excluding non-cash compensation costs, we expect a modest decline in our level of our general and administrative costs during 2008.

Business Development Costs. Business development costs increased by $1,367,000 to $2,008,000 for the year ended December 31, 2007, as compared to expenses of $641,000 for the year ended December 31, 2006. The increase in business developments costs was due primarily to $1,560,000 in transaction advisory fees in the form of stock appreciation rights associated with the in-licensing of Bicifadine offset by reduced legal and due diligence expenses in 2007 as compared to 2006. The transaction advisory fee in the form of a SAR will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”).

Financial and Other Income. Financial and other income for the year ended December 31, 2007, decreased by $551,000 to $590,000, as compared to financial and other income of $1,141,000 for the year ended December 31, 2006. The decrease in financial and other income was due primarily to a lower level of invested funds when compared to the comparable period last year.

Income Taxes. Income tax expense decreased by $433,000 to a negative expense, or income, of $206,000 for the year ended December 31, 2007, as compared to expenses of $227,000 for year ended December 31, 2006. For the year ended December 31, 2007, the US consolidated tax group consisting of XTL Biopharmaceuticals, Inc. and XTL Development incurred net operating losses. The group will file a carryback claim for those losses to the years ended December 31, 2006 and December 31, 2005 in order to receive a refund for US federal income taxes paid for those years. Our income tax expense (income) is attributable to taxable income (losses) from the continuing operations of our subsidiaries in the US. This income is eliminated upon consolidation of our financial statements.

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

2005 Restructuring

In 2005, we implemented a restructuring plan designed to focus our resources on the development of our then lead programs, which we refer to as the 2005 Restructuring, with the goal of moving those programs through to clinical proof of concept. The 2005 Restructuring included a 32 person reduction in our workforce, 31 of whom were in research and development and one of whom was in general and administrative. As part of the 2005 Restructuring, we took a charge in 2005 of $168,000, relating to employee dismissal costs, $163,000 of which was included in research and development costs and $5,000 of which was included in general and administrative expenses. The 2005 Restructuring was completed in early 2006, with the $168,000 of dismissal costs paid as of December 31, 2006. In December 2005, as a result of the 2005 Restructuring, and in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, we reviewed the carrying value of certain lab equipment assets, and recorded an impairment charge in research and development costs in an amount of $26,000 in 2005.

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

Stock Compensation. We have granted options to employees, directors and consultants, as well as warrants to other third parties. SFAS No. 123R “Share - Based Payment,” or SFAS 123R, addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments.

The fair value of stock options granted with service conditions was determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123R. The fair value of stock options granted with market conditions was determined using a Monte Carlo Simulation method. Such value is recognized as an expense using the accelerated method under SFAS 123R.

We account for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS 123R, and the provisions of Emerging Issues Task Force Issue No 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” or EITF 96-18. Until the vesting date is reached, the total amount of compensation expense remains uncertain. We record option compensation based on the fair value of the options at the reporting date. Unvested options are then revalued, or the compensation is recalculated based on the then current fair value, at each subsequent reporting date and are amortized over the vesting period in order to determine the compensation expense. This may result in a change to the amount previously recorded in respect of the option grant, and additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

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

Accruals for Clinical Research Organization and Clinical Site Costs. We make estimates of costs incurred to date in relation to external clinical research organizations, or CROs, and clinical site costs. We analyze the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of the amount expensed and the related prepaid asset and accrued liability. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. With respect to clinical site costs, the financial terms of these agreements are subject to negotiation and vary from contract to contract. Payments under these contracts may be uneven, and depend on factors such as the achievement of certain events, the successful accrual of patients, the completion of portions of the clinical trial or similar conditions. The objective of our policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical site costs are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract.

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

Recently Issued Accounting Standards

SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R. In December 2007, the FASB issued SFAS No. 141R, which replaces SFAS No 141. SFAS 141R changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years (January 1, 2009, for us). Early application is prohibited.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51,” or SFAS 160. In December 2007, the FASB issued SFAS No. 160, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008 (January 1, 2009, for us). Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. As of December 31, 2007, our consolidated financial statements did not include any minority interests.

EITF Issue No. 07-1, “Accounting for Collaborative Arrangements,” or EITF 07-1. In December 2007, the FASB ratified EITF 07-1, which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for us).  EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. Companies are required to report the effects of applying EITF-07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects the change retrospectively. We are currently assessing the impact that EITF 07-1 may have on our results of operations and financial position.

EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities,” or EITF 07-3. In June 2007, the EITF reached a consensus on EITF 07-3, which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-3 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for us). Early application is prohibited. The provisions of EITF 07-3 are applicable for new contracts entered into on or after the effective date.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115,” or SFAS 159. In February 2007, the FASB issued SFAS 159, which is expected to expand the use of fair value accounting, but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for us). Were we to elect the fair value option for our existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of comprehensive loss.

SFAS No. 157, “Fair Value Measurements,” or SFAS 157. In September 2006, the FASB issued SFAS No. 157, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for us), and interim periods within those fiscal years. Subsequent to the issuance of SFAS 157, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” or FSP 157-1, and FSP No. 157-2 “Effective Date of FASB Statement No. 157,” or FSP 157-2. FSP 157-1 excludes, in certain circumstances, SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (January 1, 2009, for us). We do not expect the adoption of SFAS 157 to have a material impact on its results of operations and financial position.

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

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 29% in 2007 (31% in 2006), which will be reduced as follows: 2008 - 27%, 2009-26%, 2010 and after - 25%. However, we had been granted “approved enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed profits derived from the approved enterprise program was to be tax-exempt for a period of two years commencing in the first year in which we generated taxable income and was to be subject, for a period of five to eight years, to a reduced corporate tax of between 10% and 25%, depending on the percentage of non-Israeli investors holding our ordinary shares. In order to receive these benefits, we were required to fulfill the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investment in approved enterprise. During 2007, we disposed of certain unused assets (primarily lab equipment) in the Israeli facility. As a result of this disposition, we have failed to comply with these conditions. As of the date hereof, we have not received any benefits from approved enterprise, nor do we expect to in the future.

As of December 31, 2007, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2007, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $145.0 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

We currently have a “permanent establishment” in the US which began in 2005, due to the residency of the Chairman of our Board of Directors and our Chief Executive Officer in the US, as well as other less significant contacts that we have with the US. As a result, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. If this is the case, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2007 since these losses were not attributable to the US permanent establishment. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualify for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. We would be potentially able to credit foreign taxes against our US tax liability in connection with income attributable to our US permanent establishment and subject to US and foreign income tax. At present, we do not earn any taxable income for US tax purposes. If we eventually earn taxable income attributable to our US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment. As of December 31, 2007, we estimate that these US net operating loss carryforwards are approximately $22.4 million. These losses can be carried forward to offset future US taxable income and will begin to expire in 2025.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, and option and warrant exercises. As of December 31, 2007, we had received net proceeds of approximately $76.4 million from various private placement transactions, including the November 2007 private placement, net proceeds of $45.7 million from our initial public offering, net proceeds of $15.4 million from the 2004 placing and open offer transaction, and proceeds of $2.1 million from the exercise of options and warrants.

As of December 31, 2007, we had $13.0 million in cash, cash equivalents, and short-term bank deposits, a decrease of $12.3 million from December 31, 2006. Cash used in operating activities for the year ended December 31, 2007, was $21.4 million, as compared to $12.6 million for the year ended December 31, 2006. This increase in cash used in operating activities was due primarily to increased expenditures associated with the execution of our business plan as well as the $7.5 million initial upfront license fee for Bicifadine. For the year ended December 31, 2007, the net cash provided by investing activities of $10.6 million, as compared to net cash used in investing activities of $20.8 million for the year ended December 31, 2006, was primarily the result of the maturity of short-term bank deposits. For the year ended December 31, 2007, net cash provided by financing activities of $8.8 million, as compared to $24.5 million for the year ended December 31, 2006, was the result of our $8.8 million private placement that closed in November 2007.

Our cash and cash equivalents, as of December 31, 2007, were invested in highly liquid investments such as cash and short-term bank deposits. As of December 31, 2007, we are unaware of any known trends or any known demands, commitments, events, or uncertainties that will, or that are reasonably likely to, result in a material increase or decrease in our required liquidity. We expect that our liquidity needs during 2008 will continue to be funded from existing cash, cash equivalents, and short-term bank deposits.
We believe that our cash, cash equivalents and bank deposits as of December 31, 2007 and the upfront payment by Presidio will be sufficient to enable us to meet our planned operating needs and capital expenditures for approximately the next 12 months. We do believe, however, that we will likely seek additional capital during the next 12 months through public or private equity offerings, debt financings and/or collaborative, strategic alliance and licensing arrangements. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it.

Our forecast of the period of time through which our cash, cash equivalents and short-term investments will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

•
the timing of expenses associated with product development and manufacturing of the proprietary drug candidates within our portfolio and those that may be in-licensed, partnered or acquired, and specifically, the timing of completion and results from our clinical trials for Bicifadine;

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

Obligations and Commitments

As of December 31, 2007, we had known contractual obligations, commitments and contingencies of $6,744,000. Of this amount, $5,754,000 relates to research and development agreements, of which $5,747,000 is due within the next year, with the remaining balance due as per the schedule below. The additional $990,000 relates to our operating lease obligations, of which $527,000 is due within the next year, with the remaining balance due as per the schedule below.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Research & development agreements	$5,754,000	$5,747,000	$7,000	$—	$—
Operating leases	990,000	527,000	463,000	—	—
Total	$6,744,000	$6,274,000	$470,000	$—	$—

Additionally, we have undertaken to make contingent milestone payments to certain licensors of up to approximately $161.1 million over the life of the licenses, of which approximately $140.0 million will be due upon or following regulatory approval of the drugs. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, which would due upon or after regulatory approval. We are also obligated to make royalty payments on future product sales net sales. See “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations” above.

In addition, XTL Development committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. The transaction advisory fee was structured in the form of SARs in the amount equivalent to (i) 3% of our fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of our fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting following the first to occur of successful Phase 3 clinical trial results or the acquisition of our company. Payment of the SARs by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share of our company on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an ADR on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of the license agreement, any unvested SARs will expire. See “Item 10. Additional Information - Material Contracts.”

We also had a commitment to make contingent payments to the Office of the Chief Scientist, or OCS, of up to approximately $17.4 million, all of which is due from royalties of approximately 3%-5% from proceeds from net sales of products in the research and development of which the Israeli government participated in by way of grants. On December 31, 2007, we and Yeda mutually terminated the Research and License agreement dated April 7, 1993, as amended. As of December 31, 2007, and subject to certain closing conditions which were completed in March 2008, all rights in and to the licensed technology and patents reverted to Yeda. Under the terms of the mutual termination agreement with Yeda, as the assignee of the rights under any program funded by the OCS, Yeda shall be obligated to pay any royalties relating to the sale of any products under such programs from December 31, 2007.

Research and Development, Patents and Licenses

Research and development costs consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

The information below provides estimates regarding the costs associated with the completion of the current development phase and our current estimated range of the time that will be necessary to complete that development phase for Bicifadine. We also have provided information with respect to our other drug candidates. We also direct your attention to the risk factors which could significantly affect our ability to meet these cost and time estimates found in this report in Item 3 under the heading “Risk Factors-Risks Related to our Business.”

Bicifadine is currently undergoing a Phase 2b study and an open label safety trial. We estimate that the cost to complete the Phase 2b study and the open label trial will be approximately $12 million. We believe that the Phase 2b study will be completed in the fourth quarter of 2008 and that the open label trial will be completed in late 2009. Our estimates regarding the expected completion of these studies are based on patient enrollment, and the potential need for increases in the number of patients included, among other factors. Due to the nature of clinical studies and our inability to predict the results of such studies, we cannot estimate when such clinical development will end, and it is equally difficult to project the cost to complete such development.

The DOS program is currently in preclinical development. The timing and results of pre-clinical studies are highly unpredictable. Due to the nature of pre-clinical studies and our inability to predict the results of such studies, we cannot estimate when such pre-clinical development will end. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program.

The following table sets forth the research and development costs for our current and legacy clinical-stage projects, our pre-clinical activities, and all other research and development programs for the periods presented. Whether or not and how quickly we complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates may change significantly.

For a further discussion of factors that may affect our research and development, see “Item 3. Risk Factors - Risks Related to Our Business,” and “Item 4. Information on the Company - Business Overview - Products Under Development” above.

	Years ended December 31,
	2007	2006	2005	Cumulative, as of December 31, 2007
Bicifadine (includes $7.5 million initial upfront license fee)	$13,476,000	$—	$—	$13,476,000

DOS	4,056,000	4,653,000	1,240,000	9,949,000

Legacy programs
XTL-2125
Research and development costs	753,000	2,936,000	3,367,000	13,054,000
Less participations	—	—	—	(168,000)
	753,000	2,936,000	3,367,000	12,886,000
XTL-6865
Research and development costs	713,000	2,640,000	2,706,000	24,972,000
Less participations	(56,000)	—	—	(2,596,000)
	657,000	2,640,000	2,706,000	22,376,000
HepeX-B1
Research and development costs	—	—	2,743,000	26,985,000
Less participations	—	—	(2,743,000)	(10,173,000)
	—	—	—	16,812,000
Other research and development programs[2]
Research and development costs	—	—	—	29,693,000
Less participations	—	—	—	(4,081,000)
	—	—	—	25,612,000
Total legacy programs	1,410,000	5,576,000	6,073,000	77,686,000
Total Research and development
Research and development costs	18,998,000	10,229,000	10,056,000	118,129,000
Less participations	(56,000)	—	(2,743,000)	(17,018,000)
	18,942,000	10,229,000	7,313,000	101,111,000

1 Includes $6,012,000 in development costs for HepeX-B incurred from June 2004, the date we out-licensed HepeX-B to Cubist, for which we were subsequently reimbursed by Cubist pursuant to our license agreement. The amount was classified in revenues and cost of revenues in our statement of operations.

2 Other research and development programs includes early stage discovery research activities that ceased in 2003.

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of February 29, 2008. Except as noted, the business address for each of the following is 711 Executive Blvd., Suite Q, Valley Cottage, NY 10989, USA.

Name	Age	Position
Michael S. Weiss	42	Chairman of the Board of Directors
William J. Kennedy, Ph.D	63	Non Executive Director
Ido Seltenreich (1)	36	Non Executive and External Director
Vered Shany, D.M.D (1)	43	Non Executive and External Director
Ben Zion Weiner, Ph.D (1)	63	Non Executive Director
Ron Bentsur	42	Chief Executive Officer
Bill Kessler (1)	42	Director of Finance

(1) Business address is Kiryat Weizmann Science Park, Building 3, POB 370, Rehovot 76100, Israel.

Michael S. Weiss has served as a director of our company since November 2004, and was appointed interim Chairman of the Board in March 2005 and Chairman of the Board in August 2005. Mr. Weiss is currently the Chairman and CEO of Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX). Prior to that, from 1999-2002, Mr. Weiss served as CEO and Chairman, and later as the Executive Chairman, of ACCESS Oncology, Inc. a private biotechnology company subsequently acquired by Keryx. Prior to that, Mr. Weiss served as Senior Managing Director of Paramount Capital, Inc., a broker-dealer registered with the National Association of Securities Dealers. From 1991-1993, Mr. Weiss was an attorney at Cravath, Swaine & Moore. Mr. Weiss received his B.A., magna cum laude from State University of New York at Albany and was awarded a Juris Doctorate degree from Columbia University Law School.

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

Ido Seltenreich has served as a director of our company since August 2005. Mr. Seltenreich is currently the financial representative in Bulgaria, of Cinema City International N.V., or CCI, (Polish Stock Exchange - CCIINT) and of OCIF Investment & Development LTD (TASE - OCIF). Prior to that, from October 1999 to September 2006, Mr. Seltenreich was the representative of CCI in the Czech Republic, for which he had served as the Managing and Financing Director.  From July 2003 to August 2005, Mr. Seltenreich also served as a member of the Board of Directors of an intragroup company of CCI, a development company that operated in the Bulgarian market. Prior to that, from 1996-1999, Mr. Seltenreich worked at Luboshits Kasirer, a member of Ernst & Young. Mr. Seltenreich received his B.A. in economics and accounting from Haifa University and has an Israeli CPA license.

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

Ron Bentsur has served as our Chief Executive Officer since January 2006. From June 2003 until January 2006, Mr. Bentsur served as Vice President, Finance and Investor Relations of Keryx Biopharmaceuticals, Inc. From October 2000 to June 2003, Mr. Bentsur served as Director of Investor Relations at Keryx. From July 1998 to October 2000, he served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker at ING Barings Furman Selz in New York City. Mr. Bentsur holds a B.A. in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an M.B.A., Magna Cum Laude, from New York University’s Stern Graduate School of Business.

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

Employment Agreements

We have an employment agreement dated as of January 3, 2006, with Ron Bentsur, Chief Executive Officer. Mr. Bentsur is currently entitled to an annual base salary of $250,000. He is entitled to receive discretionary bonus payments of up to 100% of his annual base salary on achievement of certain milestones recommended by the Remuneration Committee and set by our Board of Directors. In January 2008, our Board of Directors granted options to Mr. Bentsur to purchase a total of 2,500,000 ordinary shares at an exercise price equal to $0.315 per share (equal to the closing price of our ADRs on the NASDAQ Stock Market on the date of grant divided by ten). These options vest over a four-year period, with 25% having vested on grant date, and with the remainder vesting equally on each of the one-, two- and three-year anniversaries of the issuance of the options. The options are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001. In March 2006, Mr. Bentsur was also granted options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per share (the closing price of our ADRs on the NASDAQ Stock Market on January 2, 2006, divided by ten). These options are exercisable for a period of ten years from the date of issuance, and granted under the same terms and conditions as the 2001 Share Option Plan (see “- Share Ownership - Share Option Plans” below) and the specific terms of any option agreement entered into with Mr. Bentsur. Of these, 2,333,334 options shall vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of options shall vest upon achievement of certain milestones (2,333,333 upon the achievement of $350 million market capitalization or $75 million in working capital, as set out in the agreement and 2,333,333 upon the achievement of $550 million market capitalization or $125 million in working capital, as set out in the agreement). We may terminate the agreement without cause (as defined in the agreement) on 30 days’ prior notice to Mr. Bentsur, and immediately and without prior notice for cause. Mr. Bentsur may terminate the agreement with good reason (as defined in the agreement) on 30 days’ prior notice to us. In addition, in the event of a merger, acquisition or other change of control or in the event that we terminate Mr. Bentsur, either without cause or as a result of his death or disability, or Mr. Bentsur terminates his agreement for good reason, any outstanding but unvested options granted to Mr. Bentsur under the agreement will immediately vest and the period during which he may exercise such options shall be the earlier of two years from the effective date of his termination or ten years from the date he commenced employment. Additionally, our Board of Directors shall have the discretion to accelerate all or a portion of Mr. Bentsur’s options at any time. If we choose to terminate the agreement for cause, Mr. Bentsur will not be owed any benefits, with the exception of any unpaid remuneration that would have accrued up to his date of termination.

We have an employment agreement dated February 10, 2006, and effective as of January 1, 2006, with Bill Kessler, our Director of Finance. Mr. Kessler is currently entitled to an annual base salary of $135,000. He is entitled to receive bonus payments at the discretion of the Chief Executive Officer and as set by our Board of Directors. Mr. Kessler shall also be entitled to receive one or more grants of options to purchase our ordinary shares, on terms and conditions set by our Board of Directors. Mr. Kessler is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), a continuing education plan, and the use of a company car. There is a non-compete clause surviving one year after termination of employment, preventing Mr. Kessler from competing directly with us. The employment agreement may be terminated by either party on three months prior written notice. In January 2008, our Board of Directors granted options to Mr. Kessler to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.315 per share (equal to the closing price of our ADRs on the NASDAQ Stock Market on the date of grant divided by ten). These options vest over a four-year period, with 25% having vested on grant date, and with the remainder vesting equally on each of the one-, two- and three-year anniversaries of the issuance of the options. The options are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001. In June 2006, our Board of Directors granted options to Mr. Kessler to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.60 per share (the price of our ADRs in the private placement that we completed on March 22, 2006 and which closed on May 25, 2006, divided by ten, which was above the market price of our ADRs on the NASDAQ Stock Market on such date divided by ten). These options vest over a four-year period and are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001.

We have an agreement dated August 1, 2005, with Michael S. Weiss, our non-Executive Chairman of the Board of Directors. Mr. Weiss is entitled to annual remuneration of $150,000. He was granted options to purchase a total of 9,250,000 ordinary shares at an exercise price equal to $0.354 per share (which was below the market price of our ordinary shares on the date of grant) (the “Original Options”). These Original Options were exercisable for a period of five years from the date of issuance, and were granted under the same terms and conditions as our 2001 Share Option Plan. The Original Options vest upon achievement of certain market capitalization based milestones (1/3 upon the achievement of $150 million market capitalization, as set out in the agreement, 1/3 upon the achievement of $250 million market capitalization, as set out in the agreement, and 1/3 upon the achievement of $350 million market capitalization, as set out in the agreement). In December 2007, we canceled the Original Options, and granted Mr. Weiss 9,250,000 options (the “New Options”) on the exact same terms and conditions as the Original Options (including the remainder of the exercise period of the Original Options), with the exception of the exercise price, which is equal to $0.36 per option (a price greater than the closing price on the date of grant of the New Options). As of December 31, 2007, 3,083,333 options that were granted to Mr. Weiss are vested. We may terminate the agreement without cause (as defined in the agreement) on 30 days’ prior notice to Mr. Weiss, and immediately and without prior notice for cause. Mr. Weiss may terminate the agreement with good reason (as defined in the agreement) on 30 days prior notice to us. In the event that the agreement is terminated without cause (in our case) or with good reason (in the case of Mr. Weiss), any outstanding but unvested options granted to Mr. Weiss under the agreement will immediately vest and the period during which he may exercise such options will be extended. If we choose to terminate the agreement for cause, Mr. Weiss will not be owed any benefits, with the exception of any unpaid remuneration that would have accrued through his date of termination.

We have three types of service agreements with our non-executive directors, other than our agreement with our non-Executive Chairman. The first type, entered into with Ben Zion Weiner on August 1, 2005, provides for a grant of 2,000,000 options having an exercise price equal to $0.354 per share (which was below the market price of our ordinary shares on the date of grant), exercisable for a period of five years and vesting upon achievement of certain market capitalization based milestones. As of December 31, 2006, 666,667 options that were granted to Mr. Weiner are vested. The second type of director service agreement, entered into with William Kennedy on August 1, 2005, provides for a grant of 60,000 options having an exercise price equal $0.853 (equal to the average price per share, as derived from the Daily Official List of the London Stock Exchange, in the three days preceding the date of such grant), vesting over the three years from the date of grant. In addition, the second type of director service agreement provides for three annual grants of 20,000 options each, at an exercise price equivalent to the then current closing price of our ADRs on the NASDAQ Stock Market (subject to the ordinary share-ADR ratio). The third type, entered into with Ido Seltenreich and Vered Shany, on August 1, 2005, respectively, does not provide for option grants, and has a term of 36 months, unless terminated by the director upon two months’ written notice to us. Each of the three types of director service agreements provides for an annual salary of $20,000, payments of $2,000 for attendance at each board meeting, $500 for attendance at each committee meeting, $500 for attendance at a board meeting held by teleconference, reimbursement of reasonable out-of-pocket expenses, and termination by the director on two months’ written notice to us.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or officers for the year 2007 (seven persons) was approximately $0.9 million. This amount includes payments made for social security, pension, disability insurance and health insurance premiums of approximately $0.1 million, as well as bonus accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers.

During 2007, we granted a total of 20,000 options to William Kennedy, our non-executive director, which are exercisable at $0.204 per ordinary share (the closing price of our ADRs on the NASDAQ Stock Market on the date of grant divided by ten), and expire ten years after date of grant (see “- Employment Agreements above”).

In March 2006, after obtaining the approval of the Audit Committee, the Board of Directors approved grants of a total of 9,898,719 options to our non-executive Chairman and 750,000 options to one of our non-executive directors, Ben Zion Weiner. These options are exercisable at an exercise price of $0.713 per share (the volume weighted average price per share of the ADRs on the NASDAQ Stock Market during the thirty trading days prior to the Board of Directors’ approval divided by ten). The options vest as follows: (i) 1/3 of such options vest over three years, of which amounts, 1/3 vest and become exercisable upon the first anniversary of the issuance of the options and the remainder vest and become exercisable on a quarterly basis; (ii) 1/3 of such options vest and become exercisable upon our achieving a total market capitalization on a fully diluted basis of more than $350 million; and (iii) 1/3 of such options vest upon our achieving a total market capitalization on a fully diluted basis of more than $550 million. The options can be exercised for a period of ten years. The grant of such options is conditional upon approval of the shareholders at a duly convened shareholder meeting. During 2007 and 2006, we did not seek shareholder approval, so the options had not been granted as of the date hereof.

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

Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of five members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are William Kennedy, (chairman of the nomination committee), Ido Seltenreich and Vered Shany. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In October 2007, at the annual general meeting of our shareholders, Michael Weiss, Ben Zion Weiner and William Kennedy were re-elected to serve as directors of our company. Ido Seltenreich and Vered Shany were elected to serve as external directors of our company at the annual general meeting that took place in August 2005. Ido Seltenreich and Vered Shany are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in August 2008, as more fully described below. After this date, their term of service may be renewed for an additional three-year term.

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

Ido Seltenreich and Vered Shany serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our nomination committee and our compensation committee.

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

On November 20, 2007, we completed a private placement of ordinary shares for an aggregate consideration of approximately $9.8 million in gross proceeds. In connection with the private placement, we relied on the exemption afforded by NASDAQ Marketplace Rule 4350(a)(i) from the requirements of NASDAQ Marketplace Rule 4350(i)(D), which requires that an issuer receive shareholder approval prior to an issuance of shares (or securities convertible into or exercisable for shares) which together with any sales by officers, directors or substantial shareholders of the company equals 20% or more of the shares or the voting power outstanding before the issuance.

Employees

As of February 29, 2008, we had 17 full-time equivalent employees. In January 2008, we terminated seven employees in the DOS program concurrent with our plans to out-license the program in 2008.We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a few provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. We have written employment contracts with our employees, and we believe that our relations with our employees are good.

For the years ended December 31, 2007, 2006 and 2005, the number of our employees engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2007	2006	2005
Research and Development
Israel	2	8	22
US	16	18	19
	18	26	41
Financial and general management
Israel	4	4	4
US	2	2	—
	6	6	4
Business development
Israel	—	—	—
US	1	1	1
	1	1	1
Total	25	33	46
Average number of full-time employees	29	40	54

Share Ownership

The following table sets forth certain information as of February 29, 2008, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of February 29, 2008.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of February 29, 2008		Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Michael S. Weiss Chairman of the Board	—	3,083,333	[2]	3,083,333	1.0%
William Kennedy Director	—	56,667	[3]	56,667	*
Ben Zion Weiner Director	—	666,667	[4]	666,667	*
Ido Seltenreich Director	250,000[5]	—		250,000	*
Vered Shany Director	—	—		—	—
Ron Bentsur Chief Executive Officer	201,010	2,180,558	[6]	2,381,568	*
Bill Kessler Director of Finance	50,000	250,000	[7]	300,000	*

All directors and executive officers as a group (7 persons)	501,010	6,237,225		6,738,235	2.3%

(1)	Options to purchase ordinary shares.
(2)	At an exercise price of $0.36 per ordinary share, expiring July 31, 2010.
(3)
40,000 options at an exercise price of $0.853 per ordinary share, expiring July 31, 2015; 11,667 options at an exercise price of $0.325 per ordinary share, expiring July 31, 2016; and 5,000 options at an exercise price of $0.204, expiring on July 31, 2007.

(4)	At an exercise price of $0.354 per ordinary share, expiring July 31, 2010.
(5)	Held under a blind trusteeship arrangement with a third-party.
(6)	1,555,558 options at an exercise price of $0.774 per ordinary share, expiring March 15, 2016; and 625,000 options at an exercise price of $0.315, expiring January 14, 2018.
(7)	125,000 options at an exercise price of $0.60 per ordinary share, expiring June 18, 2016; and 125,000 options at an exercise price of $0.315, expiring January 14, 2018.
*	Represents Less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 7 of our consolidated financial statements, included at “Item 18. Financial Statements.”

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

As of December 31, 2007, we have granted to employees, directors and consultants options that are outstanding to purchase up to 29,167,655 ordinary shares, pursuant to four share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

1998 Share Option Plan

Under a share option plan established in 1998, we granted options to our employees which were held by a trustee under section 3(i) of the Israeli tax ordinance, or the Tax Ordinance, of which 2,145,000 were outstanding and exercisable as of December 31, 2007, at an exercise price of $0.497 per ordinary share and were non-transferable. The options granted thereunder expired in January 2008. There are no options available for grant under this plan.

1999 Share Option Plan

Under a share option plan established in 1999, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 698,820 are outstanding and exercisable as of December 31, 2007, at an exercise price of $0.497 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2000 Share Option Plan

Under a share option plan established in 2000, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 669,800 are outstanding and exercisable as of December 31, 2007, at an exercise price of $1.10 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2007, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 5,114,035 are outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2007, 2,120,285 options are fully vested. As of December 31, 2007, the remaining number of options available for future grants under the 2001 Plan is 5,354,956.

On January 15, 2008, we granted 4,615,300 options pursuant to the 2001 Plan to employees and consultants at an exercise price of $0.315 per ordinary share (a price equal to the closing price of our ADRs on the NASDAQ Stock Market on the grant date, divided by ten).

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 20,540,000 outstanding options, and 7,351,114 exercisable options, as of December 31, 2007, which were granted to employees, directors and consultants not under an option plan during 1997-2007. The options were granted at an exercise price between $0.20 and $2.11 per ordinary share. The options expire between 2008 and 2017.

This figure includes 9,250,000 and 2,000,000 options that were granted to our Chairman and Ben Zion Weiner, a non-executive director, respectively, at an exercise price equal to $0.36 and $0.354 per ordinary share, respectively, in December 2007 and August 2005, respectively, and are exercisable through July 31, 2010, and vest upon achievement of certain market capitalization based milestones (see “-Employment Agreements,” above).

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

In addition, this figure also includes options granted to former consultants in conjunction with a licensing agreement, which was subsequently terminated in July 2007, to purchase a total of up to 150,000 of our ordinary shares at an exercise price per share of $0.20. These options expire on July 12, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of February 29, 2008, by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial owner	Number of ordinary shares beneficially owned	Percent of ownership
Perceptive Life Sciences Master Fund Ltd.[1]	52,383,260	17.9%

[1] Pursuant to a Form 4 filed with the SEC on 2/29/08.

As of February 29, 2008, there were 22,304,283 ADRs outstanding, held by approximately 8 record holders, whose holdings represented approximately 76% of the total outstanding ordinary shares, of which 6 record holders were in the US.

Related Party Transactions

We did not have any transactions or loans with related parties during the fiscal year ended December 31, 2005. For the years ended December 31, 2007 and 2006 we leased approximately 100 meters of office space from Keryx subject to a rent sharing agreement for $4,500 and $15,000, respectively. The rent sharing agreement was terminated as of March 31, 2007. In addition, our Chief Executive Officer had provided consulting services to Keryx through January 2008, and our Director of Finance provides consulting services to Keryx; however, the amount of their time devoted to this endeavor and the compensation they receive, if any, is immaterial. During 2007, a company controlled by one of our directors purchased $6,500 in lab equipment that we had disposed of in our Israeli facility.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are included on pages F-1 through F-41 of this annual report.

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

Significant Changes
In March 2008, we signed an agreement to out-license our DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program. In accordance with the terms of the license agreement, we received a $4 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our securities is the NASDAQ Capital Market. Since September 1, 2005, our ADRs have been traded on the NASDAQ Stock Market under the symbol “XTLB,” with each ADR representing ten ordinary shares. As of July 12, 2005, our ordinary shares are also listed on the Tel Aviv Stock Exchange under the symbol “XTL.”

In the past, our primary trading market was the London Stock Exchange, or LSE, where our shares were listed and traded under the symbol “XTL” since our initial public offering in September of 2000. On October 31, 2007, our ordinary shares were delisted from the LSE, pursuant to the October 2, 2007 vote at our extraordinary general meeting of shareholders.

American Depositary Shares

The following table presents, for the periods indicated, the high and low market prices for our ADRs as reported on the NASDAQ Stock Market1 since September 1, 2005, the date on which our ADRs were initially quoted. Prior to the initial quotation of our ADRs on the NASDAQ Stock Market on September 1, 2005, our ADRs were not traded in any organized market and were not liquid.

	US Dollar
Last Six Calendar Months	High	Low
February 2008	4.24	3.56
January 2008	3.59	2.91
December 2007	2.85	1.86
November 2007	2.13	1.66
October 2007	2.03	1.51
September 2007	2.44	1.25
Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2007	2.85	1.51
Third Quarter of 2007	2.64	1.24
Second Quarter of 2007	4.07	2.29
First Quarter of 2007	4.99	2.71
Fourth Quarter of 2006	3.69	2.22
Third Quarter of 2006	4.54	2.08
Second Quarter of 2006	7.50	4.40
First Quarter of 2006	8.12	6.13
Full Financial Years Since Listing
2007	4.99	1.24
2006	8.12	2.08

[1]	Our ADRs have been quoted on the NASDAQ Capital Market since December 3, 2007 and prior to that were quoted on the NASDAQ Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of the ordinary shares on the Tel Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.635 New Israeli Shekel per US Dollar, as reported by the Bank of Israel on February 29, 2008.

	New Israeli Shekel		US Dollar
	High	Low	High	Low
Last Six Calendar Months
February 2008	1.47	1.32	0.40	0.36
January 2008	1.40	0.97	0.39	0.27
December 2007	0.99	0.73	0.27	0.20
November 2007	0.79	0.64	0.22	0.18
October 2007	0.78	0.67	0.21	0.18
September 2007	0.92	0.55	0.25	0.15
Financial Quarters During the Past Two Full Fiscal Years
Fourth Quarter of 2007	0.99	0.64	0.27	0.18
Third Quarter of 2007	1.06	0.48	0.29	0.13
Second Quarter of 2007	1.62	1.00	0.45	0.28
First Quarter of 2007	2.02	1.12	0.56	0.31
Fourth Quarter of 2006	1.57	0.96	0.43	0.26
Third Quarter of 2006	2.03	1.04	0.56	0.29
Second Quarter of 2006	3.37	2.03	0.93	0.56
First Quarter of 2006	3.66	2.86	1.01	0.79
Full Financial Years Since Listing
2007	2.02	0.48	0.56	0.13
2006	3.66	0.96	1.01	0.26

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

Rights Attached to Ordinary Shares

Our authorized share capital consists of 500,000,000 ordinary shares, par value NIS 0.02 per share.

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

Material Contracts

Bicifadine License

In January 2007, XTL Development, our wholly owned subsidiary, signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development intends to develop Bicifadine for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine.

In addition, XTL Development committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. See “Item 5 - Operating and Financial Review and Prospects - Obligations and Commitments.”

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

Presidio Pharmaceuticals, Inc.

In March 2008, we signed an agreement to out-license our DOS program to Presidio. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program. In accordance with the terms of the license agreement, we received a $4 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

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

On July 25, 2005 an additional tax reform took effect in Israel (the Law for Amendment of the Income Tax Ordinance (Amendment No. 147)), which we refer to as “the 2005 Reform”. In general terms, pursuant to the 2005 Reform, and generally effective from January 1, 2006, the Israeli corporate tax rates were and will be further reduced, the capital gains tax rate that applies to Israeli individuals on the disposition of traded securities was increased and the tax rates that apply to dividends distributed by an Israeli company was partly reduced.

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

In February 2008, the Knesset (the Israeli parliament), cancelled the provisions of the Inflationary Adjustments Law, and as a result it will no longer apply to us in 2008 and thereafter.

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.

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

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See “- Israeli Tax Considerations—Taxation of Dividends” above. If a US holder receives a dividend from us that is subject to Israeli withholding, the following would apply:

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

•
If you are a US corporation holding our stock, the general rule is that you cannot claim the dividends-received deduction with respect to our dividends. There is an exception to this rule if you own at least 10% of our ordinary shares (by vote) and certain conditions are met.

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

Tax Consequences If We Are A Passive Foreign Investment Company
Special tax rules apply to the timing and character of income received by a US holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS, has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation such as us is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2005 and 2004. However, we believe that we were a PFIC for the taxable years ended December 31, 2007 and 2006. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2008 taxable year and possibly in subsequent years.

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

A QEF Election is made on a shareholder-by-shareholder basis. A US holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed US federal income tax return. We have complied with the record-keeping and reporting requirements that are a prerequisite for US holders to make a QEF Election for the 2007 and 2006 tax years. For this purpose, we have made our 2007 and 2006 PFIC annual information statement available under a link entitled “PFIC Annual Information Statement” under the “Investor Information” section on our corporate website, which you may access at www.xtlbio.com. While we plan to continue to comply with such requirements, if, in the future, meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify US holders.

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

US Federal Income Tax Consequences for XTL

We currently have a “permanent establishment” in the United States, or US, which began in 2005, due to the residency of the Chairman of our Board of Directors and our Chief Executive Officer in the US, as well as other less significant contacts that we have with the US. As a result, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualify for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. We would be potentially able to credit foreign taxes against our US tax liability in connection with income attributable to our US permanent establishment and subject to US and foreign income tax.

At present, the parent company, XTL Biopharmaceuticals Ltd., does not earn any taxable income for US tax purposes. If we do eventually earn taxable income attributable to our US permanent establishment, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2007 since these losses were not attributable to the US permanent establishment. However, we would be able to utilize accumulated loss carryforwards to offset such US taxable income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2007, we estimate that these US net operating loss carryforwards are approximately $22.4 million. These losses can be carried forward to offset future US taxable income and will begin to expire in 2025. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government, investment-grade corporate debt securities, and bank deposits in accordance with our investment policy. Some of these instruments in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2007, our portfolio of financial instruments consists of cash equivalents and short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2007, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures.   Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2007, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management concluded that our disclosure controls and procedures as of December 31, 2007, were effective.

(b) Internal controls over financial reporting. Management’s responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with accounting principles generally accepted in the United States. As disclosed in the Report of Management on Internal Control over Financial Reporting (“Report of Management”) included in this Annual Report under Exhibit 99.1, management assessed the Company’s internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in “Internal Control — Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded the Company’s internal control over financial reporting is effective as of December 31, 2007.

The Report of Management is included in this Annual Report under Exhibit 99.1. Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report of the Company’s effectiveness of internal control over financial reporting as of December 31, 2007, included in the report of Kesselman & Kesselman dated March 27, 2008, relating to the financial statements which appear in this Annual Report on Form 20-F for the year ended December 31, 2007.

(c) Internal controls. There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ido Seltenreich, chairman of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NASDAQ regulations.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 711 Executive Blvd., Suite Q Valley Cottage, NY 10989.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2007 and 2006.

	2007	2006
	(in thousands)
Audit fees	$174	$164
Audit-related fees	151	150
Tax fees	21	63
Other fees	21	11
Total	$367	$388

The audit fees for the years ended December 31, 2007 and 2006, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements, and statutory audits.

The audit-related fees for the years ended December 31, 2007 and 2006, respectively, were for Sarbanes Oxley compliance and were also for assurance and related due diligence services related to accounting consultations in connection with our fundraising activities in 2007 and 2006, including issuance of comfort letters, and consents and assistance with review of documents filed with the SEC and the United Kingdom Listing Authority.

Tax fees for the years ended December 31, 2007 and 2006, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, and tax advice related to our in-licensing activities.

Other fees for the years ended December 31, 2007 and 2006 relate to expense reimbursement, primarily travel and related.

For the fiscal year ended December 31, 2007 and 2006, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

 ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-41 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
3.1	Articles of Association†
4.1	Form of Share Certificate (including both Hebrew and English translations)*
4.2	Form of American Depositary Receipt (included in Exhibit 4.3) †
4.3
Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Receipts issued thereunder†

4.5	Form of Director and Senior Management Lock−up Letter^
10.13	1999 Share Option Plan dated June 1, 1999†
10.15	2000 Share Option Plan dated April 12, 2000†
10.16	2001 Share Option Plan dated February 28, 2001†
10.17	Letter of Understanding, dated August 5, 2005, relating to the License Agreement dated June 2, 2004 between Cubist Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd.†
10.20	Employment Agreement, dated as of January 3, 2006, between XTL Biopharmaceuticals Ltd. and Ron Bentsur^
10.21	Agreement, dated August 1, 2005, between XTL Biopharmaceuticals Ltd. and Michael S. Weiss†
10.22	Form No. 1 of Director Service Agreement†
10.23	Form No. 2 of Director Service Agreement†
10.24	Form No. 3 of Director Service Agreement†
10.25	Form No. 4 of Director Indemnification Agreement†
10.26	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.27	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.28	Securities Purchase Agreement, dated March 17, 2006, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein
10.29	Registration Rights Agreement, dated March 22, 2006, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein
10.30	Form of Ordinary Share Purchase Warrants, dated March 22, 2006, issued to the purchasers under the Securities Purchase Agreement^
10.32	License Agreement between XTL Development, Inc. and DOV Pharmaceutical, Inc., dated January 15, 2007.*
10.33	Employment Agreement, dated as of January 1, 2006, between XTL Biopharmaceuticals Ltd. and Bill Kessler.*
10.34	Securities Purchase Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein
10.35	Registration Rights Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein
10.36	License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated March 19, 2008
21.1	List of Subsidiaries

23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd, dated March 27, 2008
23.2	Consent of Somekh Chaikin, a member firm of KPMG International, dated March 27, 2008
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 27, 2008
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 27, 2008
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 27, 2008
99.1	Report of Management on Internal Control Over Financial Reporting dated March 27, 2008

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

* Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD. (Registrant)

Signature:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

Date: March 27, 2008

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
2007 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005, and the period from March 9, 1993 to December 31, 2007	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005, and the period from March 9, 1993 to December 31, 2007	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005, and the period from March 9, 1993 to December 31, 2007	F-11

Notes to the Consolidated Financial Statements	F-13

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)

We have completed integrated audits of XTL Biopharmaceuticals Ltd. and its subsidiaries (collectively - the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the Consolidated Statements of Operations, Consolidated Statements of Changes in Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005, and for the cumulative period from January 1, 2001 to December 31, 2007. We did not audit the cumulative totals of the Company for the period from March 9, 1993 (date of incorporation) to December 31, 2000, which totals reflect a deficit of $25,201,000 accumulated during the development stage. Those cumulative totals were audited by another independent registered public accounting firm whose report, dated May 3, 2005, expressed an unqualified opinion on the cumulative amounts through December 31, 2000. Our opinion, insofar as it relates to amounts included for that period is based on the report of the other independent registered public accounting firm, mentioned above. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007 and for the cumulative period from March 9, 1993 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in Report of the Company’s Management on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 27, 2008	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

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

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Tel Aviv, Israel
May 3, 2005

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Balance Sheets
(in thousands of US dollars, except share amounts)

	December 31
	2007	2006
Assets
Current assets:
Cash and cash equivalents	2,377	4,400
Short-term bank deposits	10,600	20,845
Trading securities	—	102
Property and equipment (held for sale) - net	—	18
Deferred tax asset	—	29
Other receivables and prepaid expenses	924	702
Total current assets	13,901	26,096
Employee severance pay funds	48	98
Restricted long-term deposits	61	172
Property and equipment - net	106	490
Intangible assets - net	11	25
Deferred tax asset	—	19
Total assets	14,127	26,900
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	3,809	3,003
Deferred gain	—	399
Other current liabilities (Note 2)	1,560	—
Total current liabilities	5,369	3,402
Liability in respect of employee severance obligations	194	340
Deferred gain	—	398
Commitments and contingencies (Note 8)
Total liabilities	5,563	4,140
Shareholders’ equity:
Ordinary shares of NIS 0.02 par value (500,000,000 and 300,000,000 authorized, 292,654,785 and 220,124,349 issued and outstanding, at December 31, 2007 and 2006, respectively)	1,444	1,072
Additional paid in capital	146,982	136,611
Deficit accumulated during the development stage	(139,862)	(114,923)
Total shareholders’ equity	8,564	22,760
Total liabilities and shareholders’ equity	14,127	26,900

/s/ Michael Weiss	/s/ Ron Bentsur
Michael Weiss	Ron Bentsur
Chairman of the Board of Directors	Chief Executive Officer

Date of approval of the financial statements: March 27, 2008.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Operations
(in thousands of US dollars, except share and per share amounts)

				Period from
				March 9, 1993*
	Year ended December 31			to December 31,
	2007	2006	2005	2007
Revenues:
Reimbursed out-of-pocket expenses	—	—	2,743	6,012
License	907	454	454	2,000
	907	454	3,197	8,012
Cost of revenues:
Reimbursed out-of-pocket expenses	—	—	2,743	6,012
License (with respect to royalties)	110	54	54	250
	110	54	2,797	6,262
Gross margin	797	400	400	1,750
Research and development costs (includes $7,500 initial upfront license fee in 2007 and also includes non-cash stock option compensation of $141, $173, and $112, in 2007, 2006 and 2005, respectively)	18,998	10,229	7,313	112,117
Less - participations	56	—	—	11,006
	18,942	10,229	7,313	101,111
In-process research and development costs	—	—	1,783	1,783
General and administrative expenses (includes non-cash stock option compensation of $1,784, $1,992, and $2,641, in 2007, 2006 and 2005, respectively)	5,582	5,576	5,457	40,170
Business development costs (includes stock appreciation rights compensation of $1,560 in 2007 and also includes non-cash stock option compensation of $22, $15, and $10, in 2007, 2006 and 2005, respectively)	2,008	641	227	7,162
Operating loss	25,735	16,046	14,380	148,476
Financial and other income, net	590	1,141	443	8,874
Loss before income taxes	25,145	14,905	13,937	139,602
Income taxes	(206)	227	78	260
Loss for the period	24,939	15,132	14,015	139,862

Basic and diluted loss per ordinary share	$0.11	$0.08	$0.08

Weighted average number of shares used in computing basic and diluted loss per ordinary share	228,492,818	201,737,295	170,123,003

* Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(in thousands of US dollars, except share amounts)

	Preferred shares		Ordinary shares
	Number of		Number of
	shares	Amount	shares	Amount
Changes during the period from March 9, 1993 (date of incorporation) to December 31, 2004:
Comprehensive loss - loss for the period	—	—	—	—
Employee stock options expenses	—	—	—	—
Non-employee stock option expenses	—	—	—	—
Exercise of share warrants in 2000	—	—	1,499,980	7
Exercise of share warrants in 2001	—	—	208,000	1
Exercise of employee stock options in 1999	15,600	**	—	—
Exercise of employee stock options in 2000	—	—	162,500	1
Exercise of employee stock options in 2001	—	—	59,138	**
Exercise of employee stock options in 2002	—	—	38,326	**
Exercise of employee stock options in 2003	—	—	854,100	4
Exercise of employee stock options in 2004	—	—	50,000	**
Issuance of share capital in 1993, net of $912 issuance expenses	7,705,470	45	—	—
Issuance of share capital in 1994, net of $22 issuance expenses	717,500	5	—	—
Issuance of share capital in 1996, net of $646 issuance expenses	6,315,810	49	—	—
Issuance of share capital in 1998, net of $1,650 issuance expenses	26,319,130	139	—	—
Issuance of share capital in 1999, net of $49 issuance expenses	2,513,940	12	—	—
Issuance of share capital in 2000	—	—	15,183,590	75
Issuance of shares in 2004, net of $2,426 issuance expenses	—	—	56,009,732	247
Bonus shares	7,156,660	41	19,519,720	97
Conversion of preferred shares into ordinary shares	(50,744,110)	(291)	50,744,110	291
Receipts in respect of share warrants (expired in 1999)	—	—	—	—
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000, net of $5,199 issuance expenses	—	—	23,750,000	118
Balance at December 31, 2004	—	—	168,079,196	841

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

		Deficit
		accumulated
	Additional	during the
	paid-in	development
	capital	stage	Total

Changes during the period from March 9, 1993 (date of incorporation) to December 31, 2004 :
Comprehensive loss - loss for the period	—	(85,776)	(85,776)
Employee stock options expenses	377	—	377
Non-employee stock option expenses	138	—	138
Exercise of share warrants in 2000	340	—	347
Exercise of share warrants in 2001	74	—	75
Exercise of employee stock options in 1999	**	—	**
Exercise of employee stock options in 2000	—	—	1
Exercise of employee stock options in 2001	26	—	26
Exercise of employee stock options in 2002	20	—	20
Exercise of employee stock options in 2003	—	—	4
Exercise of employee stock options in 2004	19	—	19
Issuance of share capital in 1993, net of $912 issuance expenses	5,545	—	5,590
Issuance of share capital in 1994, net of $22 issuance expenses	2,103	—	2,108
Issuance of share capital in 1996, net of $646 issuance expenses	5,314	—	5,363
Issuance of share capital in 1998, net of $1,650 issuance expenses	12,036	—	12,175
Issuance of share capital in 1999, net of $49 issuance expenses	1,189	—	1,201
Issuance of share capital in 2000	16,627	—	16,702
Issuance of shares in 2004, net of $2,426 issuance expenses	15,183	—	15,430
Bonus shares	(138)	—	—
Conversion of preferred shares into ordinary shares	—	—	—
Receipts in respect of share warrants (expired in 1999)	89	—	89
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000, net of $5,199 issuance expenses	45,595	—	45,713
Balance at December 31, 2004	104,537	(85,776)	19,602

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital
Balance at December 31, 2004 -
brought forward	168,079,196	841	104,537
Changes during 2005:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	45
Employee stock option compensation expenses	—	—	2,718
Exercise of stock options	3,786,825	17	1,494
Issuance of ordinary shares in respect of license and purchases of assets (Note 3)	1,314,420	6	1,385
Balance at December 31, 2005	173,180,441	864	110,179
Changes during 2006:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	7
Employee stock option compensation expenses	—	—	2,173
Exercise of stock options	277,238	1	96
Issuance of share warrants, net of $681 issuance expenses	—	—	4,565
Issuance of shares, net of $2,956 issuance expenses	46,666,670	207	19,591
Balance at December 31, 2006	220,124,349	1,072	136,611
Changes during 2007:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	13
Employee stock option compensation expenses	—	—	1,934
Exercise of stock options	45,416	**	4
Issuance of shares, net of $993 issuance expenses	72,485,020	372	8,420
Balance at December 31, 2007	292,654,785	1,444	146,982

** Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

	Deficit
	accumulated
	during the
	development
	stage	Total
Balance at December 31, 2004 -
brought forward	(85,776)	19,602
Changes during 2005:
Comprehensive loss - loss for the period	(14,015)	(14,015)
Non-employee stock option compensation expenses	—	45
Employee stock option compensation expenses	—	2,718
Exercise of stock options	—	1,511
Issuance of ordinary shares in respect of license and purchases of assets (Note 3)	—	1,391
Balance at December 31, 2005	(99,791)	11,252
Changes during 2006:
Comprehensive loss - loss for the period	(15,132)	(15,132)
Non-employee stock option compensation expenses	—	7
Employee stock option compensation expenses	—	2,173
Exercise of stock options	—	97
Issuance of share warrants, net of $681 issuance expenses	—	4,565
Issuance of shares, net of $2,956 issuance expenses	—	19,798
Balance at December 31, 2006	(114,923)	22,760
Changes during 2007:
Comprehensive loss - loss for the period	(24,939)	(24,939)
Non-employee stock option compensation expenses	—	13
Employee stock option compensation expenses	—	1,934
Exercise of stock options	—	4
Issuance of shares, net of $993 issuance expenses	—	8,792
Balance at December 31, 2007	(139,862)	8,564

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(in thousands of US dollars)

				Period from
				March 9, 1993 (a)
	Year ended December 31			to December 31,
	2007	2006	2005	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(24,939)	(15,132)	(14,015)	(139,862)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	108	243	242	3,180
Linkage difference on restricted deposits	(2)	(10)	3	(9)
Acquisition of in process research and development	—	—	1,783	1,783
Loss (gain) on disposal of property and equipment	(40)	(57)	6	(79)
Increase (decrease) in liability in respect of employee severance obligations	(70)	8	(159)	1,166
Impairment charges	105	—	26	485
Gain from sales of investment securities	—	—	—	(410)
Other income related to exchange of shares	—	(100)	—	(100)
Loss (gain) from trading securities	48	(2)	—	46
Stock option based compensation expenses	1,947	2,180	2,763	7,405
Stock appreciation rights compensation expenses	1,560	—	—	1,560
Gain on amounts funded in respect of employee severance pay funds	(2)	(1)	(6)	(94)
Deferred tax asset	48	(48)	—	—
Changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepaid expenses	(315)	(178)	418	(924)
Increase (decrease) in accounts payable and accrued expenses	892	910	(1,127)	3,809
Decrease in deferred gain	(797)	(400)	(400)	—
Net cash used in operating activities	(21,457)	(12,587)	(10,466)	(122,044)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term bank deposits	10,245	(20,845)	10,136	(10,600)
Decrease (increase) in restricted deposits	113	(52)	—	(52)
Investment in investment securities	—	—	—	(3,363)
Proceeds from sales of investment securities	—	—	—	3,773
Proceeds from sales of trading securities	54	—	—	54
Employee severance pay funds	(17)	(18)	(50)	(926)
Purchase of property and equipment	(65)	(21)	(38)	(4,107)
Proceeds from disposals of property and equipment	308	103	27	560
Acquisition in respect of license and purchase of assets	—	—	(548)	(548)
Net cash provided by (used in) investing activities	10,638	(20,833)	9,527	(15,209)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Cash Flows (continued)
(in thousands of US dollars)

				Period from
				March 9, 1993 (a)
	Year ended December 31			to December 31,
	2007	2006	2005	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of share issuance expenses	8,792	24,363	—	137,526
Exercise of share warrants and stock options	4	97	1,511	2,104
Proceeds from long-term debt	—	—	—	399
Proceeds from short-term debt	—	—	—	50
Repayment of long-term debt	—	—	—	(399)
Repayment of short-term debt	—	—	—	(50)
Net cash provided by financing activities	8,796	24,460	1,511	139,630
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(2,023)	(8,960)	572	2,377
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	4,400	13,360	12,788	—
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	2,377	4,400	13,360	2,377
Supplementary information on investing and
financing activities not involving cash flows:
Issuance of ordinary shares in respect of license and purchase of assets	—	—	1,391	1,391
Conversion of convertible subordinated debenture into shares	—	—	—	1,700
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	165	136	49	622
Interest paid	4	—	—	354

(a) Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General

1)
XTL Biopharmaceuticals Ltd. (the “Company”) is a biopharmaceutical company engaged in the acquisition and development of therapeutics for the treatment of unmet medical needs, particularly diabetic neuropathic pain and hepatitis C. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The Company has a wholly-owned subsidiary in the United States (“US”), XTL Biopharmaceuticals, Inc. (the “Subsidiary”), which was incorporated in 1999 under the laws of the State of Delaware. Subsidiary is primarily engaged in development activities and business development. Subsidiary also has a wholly-owned subsidiary, XTL Development, Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development activities. Unless the context requires otherwise, references to the Company refer to XTL Biopharmaceuticals Ltd. and our wholly owned subsidiaries.

In January 2007, XTL Development signed an agreement with DOV Pharmaceutical, Inc. (“DOV”) to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) (the “DOV Transaction”). XTL Development intends to develop Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In September 2005, the Company licensed from VivoQuest Inc. (“VivoQuest”), a US privately-held company, perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds. In addition, the Company also acquired from VivoQuest certain assets.

The Company had licensed its former product candidate HepeX-B to Cubist Pharmaceuticals, Inc. (hereinafter “Cubist”) during 2004. In July 2007, Cubist terminated the license agreement.

2)
Through December 31, 2007, the Company has incurred losses in an aggregate amount of US $139.9 million. Such losses have resulted from the Company’s activities as a development stage company. Continuation of the Company’s current operations and planned development activities after utilizing its current cash reserves during 2009 is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing.

The Company has not generated any revenues from its planned principal operations and is dependent upon significant financing to provide the working capital necessary to execute its business plan. If the Company determines that it is necessary to seek additional funding, there can be no assurance that the Company will be able to obtain any such funding on terms that are acceptable to it, if at all.

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

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar (“$” or “dollar”). Most of the Company's expenses and revenues are incurred in dollars. A significant part of the Company's capital expenditures and most of its external financing is in dollars. The Company holds most of its cash, cash equivalents and bank deposits in dollars. Thus, the functional currency of the Company is the dollar.

Since the dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the dollar (principally “cash and cash equivalents” and “accounts payable and accrued expenses”) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the consolidated statements of operations (as “financial and other income - net”) and have not been material to date.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances were eliminated in consolidation.

d.	Impairment of long-lived and intangible assets

Pursuant to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets, including long-lived intangible assets subject to amortization, to be held and used by an entity, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets held and used is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Assets “held for sale” are reported at the lower of their carrying amount or fair value less estimated costs to sell. For the year ended December 31, 2007, the Company reported an impairment charge in the amount of $105,000 (see Note 5).

e.	Cash equivalents

Highly liquid investments, including short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, are considered by the Company to be cash equivalents.

f.	Marketable securities

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company's marketable securities (debt securities mainly in the form of debentures through 2004) have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in “financial and other income - net.” The Company views its available-for-sale portfolio as available for use in its current operations. Interest, premium and discount amortization, and dividends on securities classified as available-for-sale are included in “financial and other income- net.”

At December 31, 2006, the Company had trading securities, which were carried at their fair value based upon the quoted market prices of those investments at period end. Accordingly, net realized and unrealized gains and losses on trading securities were included in “financial and other income - net.” The Company disposed of these trading securities during 2007.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Property and equipment

Property and equipment are carried at historical cost less depreciation, amortization and impairment charges. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Property and equipment that is to be disposed of and is classified as “held-for-sale” is no longer depreciated.

Annual rates of depreciation are as follows:

%
Laboratory equipment	10-20
(mainly 15)
Computers	33
Furniture and office equipment	6-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h.	Intangible assets

Intangible assets consist of the assembled workforce in respect of the license and purchase of certain assets from VivoQuest. The intangible assets are being amortized using the straight- line method over an estimated useful life of three years.

i.	Uncertainty in income taxes

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) and requires additional financial statement disclosure. FIN 48 prescribes a new recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also specifies how tax benefits related to uncertain tax positions are to be recognized, measured, and derecognized in financial statements, and provides transition and interim-period guidance, among other provisions. The adoption of FIN 48 has had no impact on the Company’s consolidated results of operations and financial position, since the Company has had no uncertain tax positions that fall within FIN 48.

In addition, the Company’s practice will be to recognize interest and penalties related to tax contingencies as income tax expense. On May 2, 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 as of January 1, 2007.

j.	Deferred income taxes

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

Income taxes which would apply in the event of disposal of non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these assets.

k.	Research and development costs and participations

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

l.	Revenue recognition

The Company recognized the revenue from its licensing agreement with Cubist (see Note 4) under the provisions of the Emerging Issues Task Force (“EITF”) No. 00-21 “Revenue Arrangements with Multiple Deliverables” and Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company did not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognized each payment on the abovementioned agreement ratably over the expected life of the arrangement.

In addition, through 2005, Cubist had requested that the Company provide development services to be reimbursed by Cubist. As required by EITF No. 01-14 “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred,” amounts paid by the Company, as a principal, are included in the cost of revenues as reimbursable out-of-pocket expenses, and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues.

The Company recognizes revenue net of any value added taxes.

m.	Business development costs

Costs associated with business development are comprised of costs related to seeking new development collaborations and in-licensing opportunities and to partnering activities for the Company’s drug programs (see Note 2). Business development costs are expensed as incurred.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Loss per share

Basic and diluted losses per share are presented in accordance with SFAS No. 128 “Earnings per share” (“SFAS 128”), for all the years presented. Outstanding share options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all the years presented. The total weighted average number of ordinary shares related to outstanding options, warrants and stock appreciation rights excluded from the calculations of diluted loss per share were 48,634,047, 34,921,782, and 17,402,642 for the years ended December 31, 2007, 2006, and 2005, respectively. These figures exclude performance condition or market-related condition options and stock appreciation rights that had not vested during the applicable periods.

o.	Comprehensive loss

Comprehensive loss, included in shareholders' equity, consists of the loss for each period presented, and for years prior to 2005, also includes the net unrealized gains or losses on available-for-sale investment securities.

p.	Stock- based compensation

The Company accounts for equity instruments issued to employees and directors in accordance with SFAS No. 123R “Share - Based Payment” (“SFAS 123R”). SFAS 123R addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires that such transactions be accounted for using the grant-date fair value based method.

The Company adopted SFAS 123R as of January 1, 2005, using the modified prospective application transition method. Under such transition method, the Company’s financial statements for periods prior to the effective date of SFAS 123R (January 1, 2005) have not been restated. SFAS 123R eliminated the ability to account for employee share-based payment transactions using Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R applies to all awards granted or modified after the effective date of the standard. In addition, compensation costs for the unvested portion of previously granted awards that remained outstanding on the effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

Prior to the adoption of SFAS 123R, the Company accounted for employee stock-based compensation under the intrinsic value model in accordance with APB 25 and related interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s ordinary shares and the exercise price.

Under SFAS 123R, the fair value of stock options granted with service conditions or with performance conditions was determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123R. The fair value of stock options granted with market conditions was determined using a Monte Carlo Simulation method. Such value is recognized as an expense using the accelerated method under SFAS123R. Both the Black-Scholes model and the Monte Carlo simulation method take into account a number of valuation parameters.

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

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS 123R, and the provisions of EITF 96-18. Unvested options are revalued at every reporting period and amortized over the vesting period in order to determine the compensation expense.

The following table illustrates the effect on loss assuming the Company had applied the fair value recognition provisions of SFAS 123 to its stock-based employee compensation, for years presented prior to the adoption of SFAS 123R:

Period from March 9, 1993* to December 31,
($ in thousands except per share amounts)	2004
Loss for the period, as reported	85,776
Deduct: stock- based employee compensation
expense, included in reported loss	(483)
Add: stock-based employee compensation
expense determined under fair value
method for all awards	6,355
Loss - pro-forma	91,648

* Incorporation date, see Note 1a.

In January 2007, XTL Development committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction. The Company accounts for the transaction advisory fee in the form of stock appreciation rights (“SAR”) (see Note 2) in accordance with the provisions of EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”) and by the provisions of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”). In accordance with EITF 96-18 and EITF 00-19, the Company records SAR compensation expense based on the fair value of the SAR at the reporting date, and the related liability has been recorded as “other current liabilities” on its Consolidated Balance Sheet. The SAR compensation will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied.

q.	Recently issued accounting pronouncements in the United States

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) which replaces SFAS No 141. SFAS 141R changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Company). Early application is prohibited.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”) which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008 (January 1, 2009, for the Company). Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. As of December 31, 2007, the Company’s consolidated financial statements and disclosures did not include any minority interests.

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”).  EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for the Company).  EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. Companies are required to report the effects of applying EITF-07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects of the change retrospectively. The Company is currently assessing the impact that EITF 07-1 may have on its results of operations and financial position.

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-3 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Early application is prohibited. The provisions of EITF 07-3 are applicable for new contracts entered into on or after the effective date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting, but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Were the Company to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of comprehensive loss.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), and interim periods within those fiscal years. Subsequent to the issuance of SFAS 157, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP 157-1”) and FSP No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-1 excludes, in certain circumstances, SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Company). The Company does not expect the adoption of SFAS 157 to have a material impact on its results of operations and financial position.

NOTE 2 - BICIFADINE TRANSACTION

a.	License Agreement with DOV Pharmaceutical, Inc.

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development is developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash, which was expensed in “Research Development Costs” in the Company’s consolidated statements of operations for the year ended December 31, 2007. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or ordinary shares of the Company, at the Company’s election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine.

b.	Transaction Advisory Fee Structured in the Form of Stock Appreciation Rights

In January 2007, XTL Development committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction. The transaction advisory fee was structured in the form of SARs in the amount equivalent to (i) 3% of the Company's fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company's fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting following the first to occur of successful Phase 3 clinical trial results or the acquisition of the Company. Payment of the SARs by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share of the Company on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an ADR on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of the license agreement under, any unvested SARs will expire.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 2 - BICIFADINE TRANSACTION (continued)

In accordance with EITF 96-18 and EITF 00-19, the Company records SAR compensation expense which is included in Business Development Costs based on the fair value of the SAR at the reporting date, and the related liability has been recorded as “other current liabilities” on its Consolidated Balance Sheet. The SAR compensation will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied (see Note 1p).

The Company used a Black & Scholes model as the fair value pricing model for the SAR as described above. The following assumptions under this method were used for the valuation of the SAR as of December 31, 2007: expected volatility of: 59%; risk-free interest rates (in dollar terms) of 4.2%; dividend yield of 0%; and remaining contractual life of 9 years.

NOTE 3 - LICENSE AND ASSET PURCHASE AGREEMENT WITH VIVOQUEST

During September 2005, the Company licensed from VivoQuest perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds. In addition, the Company acquired from VivoQuest certain assets, including VivoQuest’s laboratory equipment, assumed VivoQuest’s lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

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

As VivoQuest is a development stage enterprise that had not yet commenced its planned principal operations, the Company accounted for the Transaction as an acquisition of assets pursuant to the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

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

The fair value of the in-process research and development acquired was estimated using the “income approach.” In the income approach, fair value is dependent on the present value of future economic benefits to be derived from ownership of an asset. Central to this approach is an analysis of the earnings potential represented by an asset and of the underlying risks associated with obtaining those earnings. Fair value is calculated by discounting future net cash flows available for distribution to their present value at a rate of return, which reflects the time value of money and business risk. In order to apply this approach, the expected cash flow approach was used. Expected cash flow is measured as the sum of the average, or mean, probability-weighted amounts in a range of estimated cash flows. The expected cash flow approach focuses on the amount and timing of estimated cash flows and their relative probability of occurrence under different scenarios. The probability weighted expected cash flow estimates are discounted to their present value using the risk free rate of return, since the business risk is incorporated in adjusting the projected cash flows to the probabilities for each scenario. The risk-free discount rate assumed for the valuation of the license to the intellectual property is 4.6%, based upon the yields on long-term US treasury securities, as of the valuation date.

The fair value of the assembled workforce acquired was estimated by management with the assistance of an independent third-party appraiser, using the “cost approach.” The cost approach measures the fair- value based on the cost of reproducing or replacing an asset, less depreciation and amortization from physical deterioration and functional or economic obsolescence, if present and measurable. According to this approach, the estimated fair value of the assembled workforce is based on the cost of replacing VivoQuest’s key employees, which were hired by the Company as a part of the Transaction.

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

For the years ended December 31, 2007, 2006 and 2005, amortization of the assembled workforce was $14,000, $14,000 and $4,000, respectively. The remaining $11,000 balance will be amortized during 2008.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 4 - LICENSE AGREEMENT WITH CUBIST

The Company entered into a licensing agreement with Cubist in June 2004, and as amended in August 2005, under which the Company granted Cubist an exclusive, worldwide license to commercialize HepeX-B against hepatitis B. In July 2007, Cubist terminated the HepeX-B license agreement with the Company.

Under the terms of the agreement, as amended, Cubist paid the Company an initial up-front nonrefundable payment of $1 million upon the signing of the agreement and a $1 million collaboration support payment, out of which $907,000, $454,000 and $454,000 was recorded as revenue in the years ended December 31, 2007, 2006 and 2005, respectively. The payments were recorded as deferred revenue upon receipt and were to be amortized through 2008 or the date upon which regulatory approval was to be reached, if earlier. The deferred revenue was subsequently fully recognized in 2007, with the termination of the agreement. In addition, the Company was responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. See Note 1L for the revenue recognition treatment.

Under a research and license agreement with Yeda Research and Development Company Ltd. (“Yeda”) (see also Note 8a(2)), the Company paid Yeda $250,000 with respect to the $1 million up-front fee received by the Company from Cubist in 2004, out of which $110,000, $54,000 and $54,000 was recorded as cost of revenues in 2007, 2006 and 2005, respectively.

The balance of the deferred gain related to the revenue from Cubist, as of December 31, 2007 and 2006, was presented in the balance sheet, net of the above mentioned payment, as follows:

	December 31
	2007	2006
	($ in thousands)
Deferred revenue	—	907
Less - Deferred expenses related to Yeda	—	110
Deferred gain	—	797

For a discussion of the Company's contingent commitment to the Government of Israel related to HepeX-B see Note 8a(2).

NOTE 5 - PROPERTY AND EQUIPMENT

a.	Composition of the assets, grouped by major classifications, is as follows:

	December 31
	2007	2006
	($ in thousands)
Property and equipment
Cost:
Laboratory equipment	119	1,281
Computers	220	227
Leasehold improvements	141	572
Furniture and office equipment	98	156
	578	2,236
Accumulated depreciation and amortization:
Laboratory equipment	115	895
Computers	172	202
Leasehold improvements	141	572
Furniture and office equipment	44	77
	472	1,746
	106	490

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 5 - PROPERTY AND EQUIPMENT (continued)

b.
The Company had leased an aggregate of approximately 1,776 square meters of office and laboratory facilities in Rehovot, Israel, pursuant to a lease agreement that was set to expire in April 2007. On February 28, 2007, the Company exercised an option to renew the lease and to downsize the facilities to 414 square meters of office space. Subsequent to renewing the lease in 2007, the Company determined to dispose of certain unused assets (primarily lab equipment). Under the provisions of SFAS 144, the Company’s management reviewed the carrying value of certain property and equipment (primarily laboratory equipment), and recorded an impairment charge in “research and development costs” in the amount of $105,000 for the year ended December 31, 2007.

In addition, in 2005, the Company’s management reviewed the carrying value of certain property and equipment (primarily laboratory equipment), and recorded an impairment charge in the amount of $26,000 in “research and development costs”for the year ended December 31, 2005. See Note 10.

c.
The Company completed the disposition of its assets held for sale during 2007, with $308,000 in proceeds from disposals of property and equipment in 2007. As of December 31, 2007 and 2006, the Company’s unused assets (primarily lab equipment) held for sale was $0 and $18,000, respectively.

d.	Depreciation totaled $94,000, $229,000 and $238,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 6 - EMPLOYEE SEVERANCE OBLIGATIONS

a.	The Company

Israeli labor law generally requires payment of severance upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company:

1)
On June 30, 2001, or subsequently on the date of employment, the Company entered into an agreement with each of its Israeli employees implementing Section 14 of the Severance Compensation Act, 1963 (the “Law”) and the General Approval of the Labor Minister issued in accordance with Section 14 of the Law, mandating that upon termination of such employee’s employment, the Company shall release to the employee all amounts accrued in its insurance policies with respect to such employee. Accordingly, the Company remits each month to each of its employees’ insurance policies, the amounts required by the Law to cover the severance pay liability.

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

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 6 - EMPLOYEE SEVERANCE OBLIGATIONS (continued)

b.	The Subsidiary and XTL Development

The severance obligations of the Subsidiary and XTL Development are calculated based upon applicable employment agreements.

c.	Severance expenses

Severance expenses (income) totaled $(70,000), $8,000 and $(159,000) for the years ended December 31, 2007, 2006 and 2005, respectively.

Gain on employee severance pay funds in respect of employee severance obligations totaled $2,000, $1,000 and $6,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

d.	Cash flow information regarding the Company’s liability for employee rights upon retirement

1)
For the years ended December 31, 2007, 2006 and 2005, the Company contributed to insurance companies, in respect of its severance obligations to its Israeli employees, $57,000, $82,000 and $166,000, respectively, and expects to contribute, in 2008, $33,000 to insurance companies in respect of its severance obligations to its Israeli employees.

2)
The Company expects to pay $45,000 in future benefits to certain employees who will reach retirement during the years 2013-2017. As of December 31, 2007, $35,000 of these future benefits have been funded by the Company and are included in “employee severance pay funds.” This amount was determined based on each employee’s current salary and the number of service years that will be accumulated upon each employee’s retirement date. These amounts do not include amounts that might be paid to employees that will cease being employed by the Company prior to the normal retirement age.

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share Capital and Warrants

As of December 31, 2007, American Depositary Receipts, representing the Company’s ordinary shares (“ADRs”), trade on the NASDAQ Capital Market, with each ADR representing ten ordinary shares. As of December 31, 2007, the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange (“TASE”). On October 31, 2007, the Company's ordinary shares were delisted from the London Stock Exchange (“LSE”), pursuant to the October 2, 2007 vote at the Company’s extraordinary general meeting of shareholders.

On October 2, 2007, the registered share capital of the Company was increased to 500,000,000 ordinary shares, NIS 0.02 nominal value each, from 300,000,000 ordinary shares, NIS 0.02 nominal value each, pursuant to the vote at the Company’s extraordinary general meeting of shareholders.

On November 20, 2007, the Company completed a private placement of 72,485,020 ordinary shares (equivalent to 7,248,502 ADRs) at $0.135 per ordinary share (equivalent to $1.35 per ADR). The private placement was announced on October 25, 2007. Total proceeds to the Company from this private placement were approximately $8.8 million, net of offering expenses of approximately $1.0 million.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

On March 22, 2006, the Company completed a private placement of 46,666,670 ordinary shares (equivalent to 4,666,667 ADRs) at $0.60 per ordinary share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 23,333,335 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $0.875 (equivalent to $8.75 per ADR). The warrants expire on March 22, 2011. The private placement closed on May 25, 2006. Total proceeds to the Company from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million.

As of December 31, 2007 and 2006, no warrants have been exercised and no warrants have been cancelled. The Company used the Black & Scholes fair value option pricing model to value the warrants issued in 2006. The following assumptions under this method were used: expected volatility of 48%; risk-free interest rate (in dollar terms) of 4.8%; dividend yield of 0%; and expected life of 4.8 years. The fair value of the warrants issued was $0.22 per warrant, and was recorded as additional paid-in capital.

On September 21, 2005, the Company issued to VivoQuest the fair value equivalent of $1,391,000 of its ordinary shares (1,314,420 ordinary shares), see Note 3.

On August 2, 2004, the Company completed a Placing and Open Offer transaction of 56,009,732 ordinary shares at ₤0.175 per ordinary share ($0.32 per ordinary share) on the LSE. Total proceeds to the Company from the transaction were approximately $15.4 million, net of offering expenses of approximately $2.4 million.

On September 20, 2000 and October 26, 2000, the Company issued 20,900,000 and 2,850,000 ordinary shares, respectively, in an initial public offering on the LSE and in exercise of the underwriters over-allotment option, respectively (collectively the “IPO”), at the price of ₤ 1.5 per ordinary share ($2.1 per ordinary share). Total proceeds to the Company from the IPO were approximately $45.7 million, net of offering expenses of approximately $5.2 million.

b.	Stock Option Plans

1)	The Company maintains the following share option plans for its employees, directors and consultants.

The Company’s board of directors administers its share option plans and has the authority to designate all terms of the options granted under the Company’s plans including the grantees, exercise prices, grant dates, vesting schedules and expiration dates.

As of December 31, 2007, the Company has granted to employees, directors and consultants options that are outstanding to purchase up to 29,167,655 ordinary shares, under the four remaining share option plans discussed below and pursuant to certain grants apart from these plans also discussed below.

(a)	1998 Share Option Plan

Under a share option plan established in 1998 (“the 1998 Plan”), the Company granted options to employees during 1998, which are held by a trustee under section 3(i) of the Israeli tax ordinance (hereinafter the “Tax Ordinance”), of which 2,145,000 are outstanding and exercisable as of December 31, 2007 at an exercise price of $0.497 per ordinary share.

The options granted hereunder expired in January 2008. If the options were not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. There are no options available for grant under this plan.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(b)	1999 Share Option Plan

Under a share option plan established in 1999 (“the 1999 Plan”), the Company granted options to employees during 1999, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 698,820 are outstanding and exercisable as of December 31, 2007, at an exercise price of $0.497 per ordinary share.

The option term is for a period of 10 years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. There are no options available for grant under this plan.

(c)	1999 International Share Option Plan

Under an international share option plan established in 1999, the Company had granted options to employees during 1999 and 2000. All of the options granted under this plan expired during the year ended December 31, 2007. There are no options available for grant under this plan.

(d)	2000 Share Option Plan

Under a share option plan established in 2000 (“the 2000 Plan”), the Company granted options to employees during 2000, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 669,800 are outstanding and exercisable as of December 31, 2007, at an exercise price of $1.10 per ordinary share.

The option term is for a period of 10 years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. There are no options available for grant under this plan.

(e)	2001 Share Option Plan

Under a share option plan established in 2001 (“the 2001 Plan”), the Company has granted options during 2001-2007, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 5,114,035 are outstanding as of December 31, 2007. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance.

The option term is for a period of 10 years from the grant date. The options vest over a four year period. As of December 31, 2007, 2,120,285 options are fully vested. As of December 31, 2007, the remaining number of options available for future grants under the 2001 Plan is 5,354,956.

(f)	Non-Plan Share Options

In addition to the options granted under the Company’s share option plans, there are 20,540,000 outstanding options, and 7,351,114 exercisable options, as of December 31, 2007, which were granted by the Company to employees, directors and consultants not under an option plan during 1997-2007. The options were granted at an exercise price between $0.20 and $2.11 per ordinary share. The options expire between 2008 and 2017.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

2)	The following table summarizes options granted to employees and directors under the Company's stock option plans, as discussed above:
	Year ended December 31
	2007		2006		2005
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	32,475,238	0.63	24,268,975	0.59	17,805,661	0.69
Changes during the year:
Granted[1]	9,620,000	0.36	11,740,000	0.70	11,370,000	0.36
Exercised[2]	(45,416)	0.11	(277,238)	0.35	(3,786,825)	0.40
Cancelled	(9,250,000)	0.35	—	—	—	—
Reclassified[3]	—	—	(125,000)	0.25	—	—
Expired	(3,947,536)	0.70	(2,074,505)	0.60	(153,285)	0.95
Forfeited	(417,339)	0.60	(1,056,994)	0.57	(966,576)	0.39

Balance outstanding at year end[4]	28,434,947	0.62	32,475,238	0.63	24,268,975	0.59

Balance exercisable at year end[4]	12,477,311	0.72	14,145,370	0.72	16,262,310	0.70

[1]
In 2007, the exercise price of the options granted to employees and directors was greater than or equal to the share price on the grant date (see (a) and (c) below). In 2006, the exercise price of the options granted to employees and directors was greater than, equal to, or less than the share price on the grant date (see (b) and (c) below). In 2005, the exercise price of options granted to directors was equal to or less than the share price on the grant date (see (a) and (c) below).

[2]	The total intrinsic value of options exercised during 2007, 2006 and 2005 was $14,000, $167,000 and $1,521,000, respectively.
[3]
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

[4]	The aggregate intrinsic value as of December 31, 2007 is $27,000 for outstanding options, and $25,000 for exercisable options.

The following table summarizes information about stock options granted to employees and directors outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighted-average exercise price
$0.100-$0.299	215,800	5.5	$0.168	159,550	4.4	$0.127
$0.300-$0.399	11,640,000	2.8	$0.359	3,760,000	2.6	$0.359
$0.400-$0.499	3,405,820	0.2	$0.497	3,405,820	0.2	$0.497
$0.500-$0.699	3,207,661	8.3	$0.600	845,161	7.9	$0.600
$0.700-$0.899	7,199,400	8.1	$0.776	1,540,514	7.8	$0.783
$0.900-$1.100	1,491,266	0.9	$1.007	1,491,266	0.9	$1.007
$2.110	1,275,000	2.7	$2.110	1,275,000	2.7	$2.110
	28,434,947	4.4	$0.619	12,477,311	2.8	$0.719

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(a)
In December 2007, the Company canceled 9,250,000 options that were granted to its Chairman of the Board (the “Chairman”) in August 2005, at an exercise price of $0.354 per share (the “Original Options”), and granted to the Chairman 9,250,000 options (the “New Options”) on the exact same remaining terms and conditions as the Original Options (including the remainder of the exercise period of the Original Options), with the exception of the exercise price, which is equal to $0.36 per option (a price greater than the closing price on the date of grant of the New Options). Since the exercise price of the New Options are greater than the exercise price of the Original Options and were granted on the exact same remaining terms and conditions, in accordance with SFAS 123R, no incremental compensation cost is recognized and the compensation cost continues to be recognized according to the Original Options as described below. As of December 31, 2007, 3,083,333 options that were granted to the Chairman are vested (the first market condition milestone was reached and therefore 1/3 of the options were vested).

In August 2005, the Company’s shareholders granted its Chairman the Original Options at an exercise price equal to $0.354 per ordinary share (which was below market price on the date of grant). These Original Options were exercisable for a period of five years from the date of issuance, and were granted under the same terms and conditions as the 2001 Plan. The Original Options vest upon achievement of certain market conditions (in each case, 1/3 of the options will vest upon achievement of a certain market condition). In addition, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the Chairman, either without cause or as a result of his death or disability, or he terminates his agreement for good reason, the exercisability of any of the options granted to him that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended by two years from the date of the termination of his agreement. Additionally, the Company’s board of directors shall have the discretion to accelerate all or a portion of the Chairman’s options at any time. The compensation expenses are amortized using the accelerated method.

In August 2005, the Company’s shareholders granted one of its non-executive directors, options to purchase a total of 2,000,000 ordinary shares at an exercise price equal to $0.354 per ordinary share (which was below market price on the date of grant). These options are exercisable for a period of five years from the date of issuance, and were granted under the same terms and conditions as the 2001 Plan. The options shall vest upon achievement of certain market conditions (in each case, 1/3 of the options will vest upon achievement of a certain market condition). As of December 31, 2007, 666,667 options that were granted to one of the Company's non-executive directors are vested (the first market condition milestone was reached and therefore 1/3 of the options were vested). The compensation expenses are amortized using the accelerated method.

The Company used a Monte Carlo Simulation method as the fair value option pricing model, which was estimated by management with the assistance of an independent third-party appraiser. The following assumptions under this method were used for the stock options granted in 2005: risk free interest rate of 4.6% (in dollar terms); expected volatility of 50%; dividend yield of 0%; and derived expected life of 1.43 to 4.37 years. The weighted average fair value of options granted during the year, estimated by using the Monte Carlo Simulation Method, was $0.53 per option.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(b)
In March 2006, the Company’s board of directors granted the Company's Chief Executive Officer (“CEO”) options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per ordinary share (closing price of the Company’s ADRs on last trading day prior to official appointment, divided by ten; closing price of the Company’s ADRs on grant date, divided by ten was $0.784). These options are exercisable for a period of 10 years from the date of issuance, and granted under the same terms and conditions as the 2001 Plan. Of these, 2,333,334 options shall vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of the options shall vest upon achievement of certain market conditions or performance conditions (2,333,333 of the options shall vest upon achievement of a certain market capitalization or working capital condition and 2,333,333 of the options shall vest upon achievement of another market capitalization or working capital condition). In addition, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the CEO, either without cause or as a result of his death or disability, or he terminates his agreement for good reason, the exercisability of any of the options granted to him that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended by two years from the date of the termination of his agreement. Additionally, the Company’s board of directors shall have the discretion to accelerate all or a portion of the CEO’s options at any time. As of December 31, 2007, 1,361,114 of the options granted to the CEO have vested. The compensation expenses for the options that vest upon achievement of certain market conditions or performance conditions are amortized using the accelerated method.

The Company used a Monte Carlo Simulation method as the fair value option pricing model for the market condition tranche of the CEO’s options grant in 2006, which was estimated by management with the assistance of an independent third-party appraiser. The following assumptions under this method were used for the stock options granted: average risk free interest rate of 4.7% (in dollar terms); expected volatility of 50%; dividend yield of 0%; and derived expected life of 4.00 to 5.00 years. The weighted average fair value of options granted during the year, estimated by using the Monte Carlo Simulation Method was $0.46 per option.

The Company used a Black & Scholes model as the fair value option pricing model for the service condition tranche (see (c) below).

(c)
In August 2007, the Company granted options to a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.204 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). The options are exercisable for a period of ten years from date of grant.

In April 2007, the Company’s board of directors granted options to its employees to purchase a total of 350,000 ordinary shares at an exercise price equal to $0.374 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). These options are exercisable for a period of 10 years from the date of issuance, and were granted under the Company’s 2001 Plan.

In September 2006, the Company’s board of directors granted options to its employees to purchase a total of 75,000 ordinary shares at an exercise price equal to $0.286 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). In June 2006, the Company’s board of directors granted options to its employees to purchase a total of 4,625,000 ordinary shares at an exercise price equal to $0.60 per ordinary share (a price above the closing price of the Company’s ADRs on the grant date, divided by ten). These options are exercisable for a period of 10 years from the date of issuance, and were granted under the Company’s 2001 Plan.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

In August 2006, the Company granted options to a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.325 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). The options are exercisable for a period of ten years from date of grant. In August 2006, the Company granted options to the estate of a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.325 per ordinary share (a price below the closing price of the Company’s ADRs on the grant date, divided by ten). The options were exercisable through December 31, 2007.

In August 2005, the Company granted to two of its non-executive directors options to purchase a total of 60,000 ordinary shares each, having an exercise price equal to $0.853 per ordinary share (equal to the average price per share, as derived from the Daily Official List of the London Stock Exchange, in the three days preceding the date of such grant), vesting over the three years from the date of grant. In addition, they also provided for an annual grant of 20,000 options each, for three years, at an exercise price equivalent to the then current closing price of the Company’s ADR’s on the NASDAQ Stock Market, with the future grants being contingent on such non-executive directors being members of the Company's board of directors at such time.

The Company used a Black & Scholes model as the fair value option pricing model for the service condition awards described above. The following assumptions under this method were used for the stock options granted during the years ended December 31, 2007, 2006 and 2005: weighted average expected volatility of: 51%, 48% and 50%, respectively; weighted average risk-free interest rates (in dollar terms) of 4.6%, 5.0% and 4.6%, respectively; dividend yield of 0%, respectively; and weighted average expected life of 6.0, 5.7 and 5.0 years, respectively. The weighted average fair value of options granted during the years ended December 31, 2007, 2006 and 2005 using the model was $0.20, $0.27 and $0.42 per option, respectively.

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

(d)
For the years ended December 31, 2007, 2006 and 2005, non-cash compensation relating to options granted to employees and directors was $1,934,000 (of which $134,000 was charged to research and development costs, $1,778,000 was charged to general and administrative expenses and $22,000 was charged to business development costs), $2,173,000 (of which $170,000 was charged to research and development costs, $1,990,000 was charged to general and administrative expenses and $13,000 was charged to business development costs), and $2,718,000 (of which $67,000 was charged to research and development costs, $2,641,000 was charged to general and administrative expenses and $10,000 was charged to business development costs), respectively. The total compensation costs related to nonvested awards not recognized as of December 31, 2007 was $3,616,000, and the weighted average period over which it is expected to be recognized is 2.1 years.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(e)
In March 2006, the Board of Directors of the Company approved the grant to the Chairman and to a non-executive director, of options to purchase 9,898,719 and 750,000 ordinary shares, respectively, at an exercise price of $0.713 per ordinary share. All of such options are subject to vesting of which one third is based on service period, and the remainder is based on achievement of certain milestones linked to the Company’s valuation on the public markets. These grants are subject to shareholder approval. During 2006 and 2007, the Company did not seek shareholder approval, so the options have not been granted as of December 31, 2007.

3)
The following table summarizes options granted to consultants (including consultants and members of the scientific advisory board and other third-party service providers) under the Company's stock option plans, as discussed above:

	Year ended December 31
	2007		2006		2005
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Balance outstanding at beginning of year	760,000	0.31	525,000	0.33	525,000	0.33
Changes during the year:
Granted[1]	150,000	0.37	120,000	0.29	—	—
Reclassified[2]	—	—	125,000	0.25	—	—
Expired	—	—	(10,000)	0.50	—	—
Forfeited	(177,292)	0.20	—	—	—	—
Balance outstanding at year end[3]	732,708	0.35	760,000	0.31	525,000	0.33
Balance exercisable at year end[3]	507,708	0.35	448,334	0.36	355,000	0.39

[1]	The options exercise price was equal to the share price on the grant date.
[2]
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

[3]	The aggregate intrinsic value as of December 31, 2007 is $17,000 for outstanding options, and $17,000 for exercisable options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighted-average exercise price
0.100-0.299	367,708	2.8	$0.239	292,708	1.2	$0.227
0.300-0.399	170,000	8.7	$0.366	20,000	4.0	$0.309
0.500-0.699	195,000	4.0	$0.538	195,000	4.0	$0.538
	732,708	4.5	$0.348	507,708	2.4	$0.350

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(a)
The Company used the Black & Scholes fair value option pricing model. The following assumptions under this method on grant date were used in 2007: weighted average expected volatility of 51%; weighted average risk-free interest rates (in dollar terms) of 4.5%, dividend yield of 0%, and weighted average expected life of 3.0 years. The weighted average fair value of options granted during the year using the model was $0.14 per option. The following assumptions under this method on grant date were used in 2006: weighted average expected volatility of 49%; weighted average risk-free interest rates (in dollar terms) of 4.6%; dividend yield of 0%; and weighted average expected life of 4.5 years. The weighted average fair value of options granted during the year using the model was $0.13 per option.

(b)
For the years ended December 31, 2007, 2006 and 2005, non-cash compensation relating to options granted to consultants were $13,000 (of which $7,000 was charged to research and development costs, $6,000 was charged to general and administrative expenses and $0 was charged to business development costs), $7,000 (of which $3,000 was charged to research and development costs, $2,000 was charged to general and administrative expenses and $2,000 was charged to business development costs), and $45,000 (all of which was charged to research and development costs), respectively. The total compensation costs related to nonvested awards not recognized as of December 31, 2007 was $11,000, and the weighted average period over which it is expected to be recognized is 1.4 years.

4)	In regards to the transaction advisory fee in the form of stock appreciation rights see Note 2b.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

a.	Royalty and Contingent Milestone Payments

1)
The Company has licensed the patent rights to its drug candidates from others. These license agreements require the Company to make contingent milestone payments to its licensors. In addition, under these agreements, the Company must pay royalties on sales of products resulting from licensed technologies.

In accordance with the terms of the license agreement with DOV, XTL Development will make milestone payments of up to $126.5 million, in cash and/or ordinary shares of the Company over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine. XTL Development is also committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction. The transaction advisory fee was structured in the form of SARs in the amount equivalent to (i) 3% of the Company's then fully diluted ordinary shares at the close of the transaction, vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company's then fully diluted ordinary shares at the close of the transaction, vesting following successful Phase 3 clinical trial results or the acquisition of the Company. Payment of the SARs by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s registered ordinary shares (see Note 2).

The VivoQuest license agreement provides for milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at the Company's election. In addition, the license agreement requires that we make royalty payments on product sales (see Note 3).

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued)

2)
On December 31, 2007, the Company and Yeda mutually terminated the Research and License agreement dated April 7, 1993, as amended. As of December 31, 2007, and subject to certain closing conditions, all rights in and to the licensed technology and patents revert to Yeda (collectively the “Yeda Technology”).

The Company is committed to pay royalties to the Office of the Chief Scientist of the Government of Israel (the “OCS”) on proceeds from sales of products in the research and development of which the OCS participated by way of grants. At the time grants were received, successful development of the related projects that were derived from the Yeda Technology was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. Under the terms of the Company's funding from the OCS, royalties of 3% - 5% are payable on sales of products developed from projects so funded, up to 100% of the amount of the grant received by the Company (dollar linked), and as from January 1, 1999, with the addition of an annual interest based on Libor.

In 2005, the Company had received approval from the OCS for the transfer of manufacturing rights of its HepeX-B product, under the terms of the agreement with Cubist (see Note 4). As a consequence, thereof, the Company is obligated to repay the grants received from the OCS for the financing of the HepeX-B product from any amounts received by the Company from Cubist due to the sales of HepeX-B product, at a percentage rate, per annum, calculated based on the aggregate amount of grants received from the OCS divided by all amounts invested by the Company in the research and development activities of HepeX-B, and up to an aggregate amount of 300% of the original amounts received for such project, including interest at the Libor rate. In July 2007, Cubist terminated the HepeX-B license agreement with the Company.

As of December 31, 2007, the aggregate amount received from the OCS for the financing of the HepeX-B and the other legacy projects, which revert to Yeda, subject to certain closing conditions, including interest and Libor rate, is equal to $4,610,000 and $3,593,000, respectively. During the year ended December 31, 2007, the Company received $56,000 from the OCS related to the OCS’s reconciliation of prior year periods. As of December 31, 2007, the maximum amount of the contingent liability in respect of royalties related to ongoing projects to the OCS is $17,426,000. As of December 31, 2007, the OCS had not yet approved the assignment of rights to Yeda. Under the terms of the mutual termination agreement with Yeda, as the assignee of the rights under any program funded by the OCS, Yeda shall be obligated to pay any royalties relating to the sale of any products under such programs from December 31, 2007 (also see Note 13).

3)
The Company has provided for annual grants, over the next year, of options to a non-executive director. The future grants are contingent on being a member of the board of directors at such time (see Note 7(b)2c).

b.	Operating lease commitments

1)	The Company leases its office space in Israel and the United States under lease agreements that expire through 2009 (see also Note 5).

Future minimum rental payments under these agreements are $947,000 ($507,000 in 2008 and $440,000 in 2009).

To secure the lease agreement in Israel, the Company provided a bank guarantee in the amount of $64,000 linked to the Israeli Consumer Price Index (“CPI”). As of December 31, 2007, the guarantee is secured by a pledge on restricted deposits amounting to $61,000 (December 31, 2006 - $172,000), renewing automatically on a semi-annual basis at market rates, which is included in the balance sheet as restricted deposits.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued)

Rental expenses for the years ended December 31, 2007, 2006 and 2005 were $607,000, $755,000 and $524,000, respectively. The Company has an option to extend certain rental agreements for up to 5 years.

2)
The Company leases vehicles under the terms of certain operating lease agreements that expire in 2010, aggregating $43,000 ($20,000 in 2008, $16,000 in 2009 and $7,000 in 2010). Vehicle lease expense for the years ended December 31, 2007, 2006 and 2005 were $15,000, $41,000 and $76,000, respectively.

c.	Research and development agreement commitments

The Company has commitments to pay amounts aggregating $5,754,000, in respect of research and development costs (primarily to outside service providers in regards to its Phase 2b study for Bicifadine in diabetic neuropathic pain), of which $5,747,000 relates to 2008 and $7,000 relates to 2009 (also see Note 13).

NOTE 9 - INCOME TAXES

a.	The Company

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, adjusted according to changes in the Israeli consumer price index (hereinafter the “CPI”). The Company is taxed under this law.

Results for tax purposes are measured on a real basis and are adjusted to reflect the increase in the Israeli CPI. As explained in Note 1b, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on an annual and cumulative basis, causes a difference between taxable income and income reflected in these financial statements (see also Note 1j).

In February 2008, the Knesset (the Israeli parliament), cancelled the provisions of the Inflationary Adjustments Law, and as a result it will no longer apply to the Company in 2008 and thereafter.

Tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959

The Company had been granted “approved enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of the Company's undistributed profits derived from the approved enterprise program was to be tax-exempt for a period of two years commencing in the first year in which the Company generates taxable income and was to be subject, for a period of five to eight years, to a reduced corporate tax of between 10% and 25%, depending on the percentage of non-Israeli investors holding the Company's ordinary shares.

The entitlement to the above benefits was conditional upon the Company fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investment in approved enterprise. During 2007, the Company determined to dispose of certain unused assets (primarily lab equipment) in the Israeli facility. As a result of this disposition, the Company has failed to comply with these conditions. As of the date hereof, the Company has not received any benefits from the Investment Center.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

Tax rates in Israel applicable to income from other sources

The income of the Company not eligible for “approved enterprise” benefits, as discussed above (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. For the years ended December 31, 2007, 2006, and 2005, the corporate rates were 29%, 31% and 34%, respectively. The corporate tax rates thereafter are as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

US Federal Income Tax Consequences

The Company currently has a “permanent establishment” in the US, which began in 2005. Any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, if the Company had income attributable to the permanent establishment in the US, the Company may be subject to an additional branch profits tax of 30% on its US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless the Company qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. The Company would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax.

At present, the Company does not earn any taxable income for US tax purposes. If the Company eventually earns taxable income attributable to its US permanent establishment, the Company would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment.

b.	The Subsidiary and XTL Development

The Subsidiary and XTL Development are each taxed according to US tax laws.

c.	Current tax losses for tax purposes

1)	Company

Israeli income tax of the Company is computed on the basis of the income in Israeli currency as determined for statutory purposes. The Company has incurred losses for tax purposes from inception. The loss carryforwards for tax purposes as of December 31, 2007 are approximately $145.0 million (linked to the CPI), which may be offset against future taxable income generated from a business, (including capital gains from the sale of assets used in the business) with no expiration date. However, any income attributable to the “permanent establishment” in the US would be subject to US corporate income tax. If this is the case, the Company may not be able to utilize any of the accumulated Israeli loss carryforwards as of December 31, 2007 since these losses were not attributable to the US permanent establishment. The Company would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

2)	Subsidiary and XTL Development

The Subsidiary and XTL Development are taxed under applicable US tax laws. The Subsidiary is remunerated under a cost plus agreement with the Company. The Subsidiary and XTL Development will file consolidated returns for US federal income tax purposes. Because the group consisting of the Subsidiary and XTL Development has incurred net operating losses for 2007, the group will file a carryback claim for those losses to the years ended December 31, 2006 and 2005 in order to receive a refund for US federal income taxes paid for those years. This refund is reflected on the Company’s consolidated balance sheet in “other receivables and prepaid expenses.” For the years ended December 31, 2006 and 2005, the Subsidiary has incurred taxable income and recorded tax expenses. As of December 31, 2007, Subsidiary and XTL Development have consolidated net operating losses of $4.3 million, expiring in 2027.

The following tables summarize the taxes on income for the Company and its subsidiaries for 2007, 2006 and 2005:

	2007		2006		2005
	($ in thousands)		($ in thousands)		($ in thousands)
	Company	Subsidiaries[1]	Company	Subsidiaries[1]	Company	Subsidiaries[1]
Net loss (income) before income taxes	10,354	14,791	15,363	(458)	14,187	(250)
Income taxes (benefit)	—	(206)	—	227	—	78
Net loss (income) for the year	10,354	14,585	15,363	(231)	14,187	(172)

[1]	Subsidaries include Subsidiary and XTL Development for the year ended December 31, 2007 and includes Subsidiary for the years ended December 31, 2006 and 2005.

	2007	2006	2005
Subsidiaries[2]	($ in thousands)
Income taxes for the reported year:
Current	(254)	275	78
Deferred (in respect of the reporting period)	48	(48)	—
	(206)	227	78

[2]	Subsidiaries include Subsidiary and XTL Development for the year ended December 31, 2007 and includes Subsidiary for the years ended December 31, 2006 and 2005.

d.	Deferred income taxes

The composition of the deferred tax assets at balance sheets dates are as follows:

	December 31, 2007	December 31, 2006
	($ in thousands)
Deferred tax assets:
In respect of tax loss carryforwards	38,003	28,801
Research and development	2,206	2,902
Intangible assets due to different amortization methods	2,890	247
Stock appreciation rights compensation	624	—
Property and equipment	63	19
Employee related provisions	380	53
Other temporary differences	3	726
Net deferred tax asset, excluding valuation allowance	44,169	32,748
Less valuation allowance	(44,169)	(32,700)
Net deferred tax assets	$—	$48

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

The changes in the valuation allowances for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	($ in thousands)
Balance at the beginning of the year	32,700	25,239	23,584
Change during the year	11,469	7,461	1,655
Balance at end of year	44,169	32,700	25,239

e.	Reconciliation of the theoretical tax expense to actual expense

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see a. above), and the actual tax expense:

	2007	2006	2005
	($ in thousands)
Loss before income taxes as reported in the consolidated statement of operations	25,145	14,905	13,937
Computed “expected” tax benefit	(7,292)	(4,621)	(4,739)
Increase (decrease) in income taxes resulting from:
Change in the balance of the valuation allowance for deferred tax assets allocated to income tax expense (mainly in respect of carryforward tax losses)	11,469	7,461	1,655
Permanent differences	761	1,284	681
Differences in the basis of measurement for tax purposes (Israeli CPI) and for financial reporting purposes (dollar) and other	(4,404)	(3,911)	2,481
Effect of foreign operations	(740)	14	—
Income taxes as reported	(206)	227	78

f.	Tax assessments

1)	Income taxes

The Company files income tax returns in Israel. The Company received tax assessments for the years up to and including the 1998 tax year. The Company’s tax returns until 2003 are considered final.

The Company and Subsidiary have filed income tax returns in the US federal jurisdiction and in various states. The Company files US income tax returns since it had a permanent establishment in the US, which began in 2005. For those returns, the statute of limitations has expired for years prior to and including 2003. Tax years 2004 through 2006 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process, and the Subsidiary has not been audited for tax purposes since incorporation.

2)	Uncertain tax positions

As noted in Note 1i above, the Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 has had no impact on the Company’s consolidated results of operations and financial position, since the Company has had no uncertain tax positions that fall within FIN 48.

3)	Withholding taxes

In 2006, the Company paid $48,000 to settle an assessment received from the Israeli tax authorities in 2005 related to withholding taxes for the periods of 2001-2004.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 10 - RESTRUCTURING

In 2005, the Company implemented a restructuring plan designed to focus its resources on the development of its lead programs, with the goal of moving these programs through to clinical proof of concept (hereinafter the “2005 Restructuring”). The 2005 Restructuring included a 32 person reduction in the Company’s workforce, 31 of whom were in research and development and one of whom was in general and administrative. As part of the 2005 Restructuring, the Company took a charge in 2005 of $168,000, relating to employee dismissal costs, $163,000 of which was included in research and development costs and $5,000 of which was included in general and administrative expenses. The 2005 Restructuring was completed in early 2006, with the $168,000 of dismissal costs paid as of December 31, 2006.

In December 2005, as a result of the Company's 2005 Restructuring, and in accordance with the provisions of SFAS 144, the Company reviewed the carrying value of certain lab equipment assets, and recorded an impairment charge in research and development costs in an amount of $26,000 in 2005 (see also Note 5b).

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Short-term bank deposits

The deposits are denominated in dollars and bear a weighted average annual interest rate of 4.89 % as of December 31, 2007.

b.	Other receivables and prepaid expenses

	December 31
	2007	2006
	($ in thousands)
Prepaid expenses (research and development)	440	124
Prepaid expenses (general and administrative)	113	134
Employees	—	118
Value added tax authorities	21	8
Interest receivable	61	318
Income taxes receivable	270	—
Other	19	—
	924	702

c.	Accounts payable and accrued expenses

Suppliers	2,144	941
Accrued expenses	1,116	1,190
Income taxes	—	143
Accrued compensation and related liabilities	549	729
	3,809	3,003

d.	Financial and other income - net

	Year ended December 31			March 9, 1993 to December 31,
	2007	2006	2005	2007
	($ in thousands)
Interest income	668	1,058	503	10,954
Interest expense	(4)	—	—	(378)
Foreign exchange differences-gain (loss)	(10)	2	(39)	(1,765)
Gain (loss) from trading securities*	(48)	2	—	(47)
Other income*	—	100	—	100
Other expense	(16)	(21)	(21)	10
	590	1,141	443	8,874

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

* During 2001 the Company acquired 20% of the shares of US-based iviGene Corporation (“iviGene”) for $1 million and agreed to fund certain research activities at iviGene which were charged to research and development costs in the consolidated statement of operations. During 2002, the Company terminated funding research activities at iviGene. In November 2006, Oragenics Inc. (“Oragenics”) acquired the outstanding stock of iviGene owned by the Company in exchange for shares of its common stock at a fair value of $100,000 (representing less than 1% of Oragenics shares outstanding). Oragenics’ common stock is listed on the American Stock Exchange with the ticker symbol “ONI.” As a result of the exchange, the Company recorded other income of $100,000. The fair market value of the stock of Oragenics at December 31, 2006 was recorded on the Company's balance sheet under trading securities. During 2007, the Company disposed of the Oragenics stock.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Linkage terms of balances in non-dollars currency

1)	As follows:

	December 31, 2007
	Israeli currency	Other
	Unlinked
	($ in thousands)
Assets	144	5
Liabilities	313	50

The above balances do not include Israeli currency balances linked to the dollar.

2)	Data regarding the changes in the exchange rate of the dollar and the Israeli CPI:

	Year ended December 31
	2007	2006	2005
Devaluation (evaluation) of the Israeli currency against the dollar	(8.97)%	(8.21)%	6.85%
Changes in the Israeli CPI	3.4%	(0.1)%	2.4%
Exchange rate of one dollar (at end of year)	NIS 3.846	NIS 4.225	NIS 4.603

b.	Fair value of financial instruments

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

Most of the Company’s cash and cash equivalents and bank deposits at the balance sheet dates were deposited with Israel or Israel-related banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 13 - SUBSEQUENT EVENTS

In January 2008, the Company entered into an agreement with a clinical research organization regarding its planned open-label variable-dose trial assessing the safety of Bicifadine in patients with diabetic neuropathic pain.

On January 15, 2008, the Company granted 4,615,300 options pursuant to the 2001 Plan to employees and consultants at an exercise price of $0.315 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten).

In January 2008, the Company terminated seven employees in the DOS program and recorded a severance charge of approximately $100,000.

In March 2008, all of the closing conditions related to the termination of the Research and License agreement dated April 7, 1993, as amended between Yeda and the Company were completed. As the per termination agreement, Yeda assumed all of the Company's contingent liabilities related to the OCS (see Note 8a2).

In March 2008, the Company signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Company's DOS program. In accordance with the terms of the license agreement, the Company received a $4 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, the Company will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.