Form 20-F
period 2008-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2009-04-06
CIK 1023549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

David Grossman
Co-Chief Executive Officer
Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
Tel: +972-8-930-4444
Fax: +972-8-930-0659

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

21,444,383 American Depositary Shares	292,805,326 Ordinary Shares

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

TABLE OF CONTENTS

This annual report on Form 20-F contains trademarks and trade names of XTL Biopharmaceuticals Ltd., including our name and logo.

i

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information–Risk Factors,” “Item 4.- Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2008, 2007, 2006, 2005 and 2004. We have derived the selected financial data for the fiscal years ended December 31, 2008, 2007, and 2006, and as of December 31, 2008 and 2007, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004, from audited financial statements not appearing in this report, which have been prepared in accordance with US GAAP.  You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out-of-pocket expenses	$—	$—	$—	$2,743	$3,269
License	5,940	907	454	454	185
	5,940	907	454	3,197	3,454
Cost of Revenues
Reimbursed out-of-pocket expenses	—	—	—	2,743	3,269
License (with respect to royalties)	—	110	54	54	32
	—	110	54	2,797	3,301

Gross Margin	5,940	797	400	400	153

Research and development
Research and development costs	11,490	18,998	10,229	7,313	11,985
Less participations	—	56	—	—	—
	11,490	18,942	10,229	7,313	11,985

In-process research and development	—	—	—	1,783	—

General and administrative	5,143	5,582	5,576	5,457	4,134
Business development costs	(1,102)	2,008	641	227	810

Operating loss	(9,591)	(25,735)	(16,046)	(14,380)	(16,776)

Other income (expense):
Financial and other income, net	314	590	1,141	443	352
Income taxes	31	206	(227)	(78)	(49)

Loss for the period	$(9,246)	$(24,939)	$(15,132)	$(14,015)	$(16,473)

Loss per ordinary share
Basic and diluted	$(0.03)	$(0.11)	$(0.08)	$(0.08)	$(0.12)
Weighted average shares outstanding	292,769,320	228,492,818	201,737,295	170,123,003	134,731,766

	As of December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$2,924	$12,977	$25,347	$13,360	$22,924
Working capital	1,385	8,532	22,694	11,385	20,240
Total assets	3,430	14,127	26,900	15,151	25,624
Long-term obligations	—	194	738	1,493	2,489
Total shareholders’ equity	1,426	8,564	22,760	11,252	19,602

Acquisition of the use patent on Erythropoietin

On March 18, 2009, we entered into an asset purchase agreement with Bio-Gal Ltd, a private company, for the rights to a use patent on Erythropoietin, or rHuEPO, for the treatment of multiple myeloma, or MM. We intend to develop rHuEPO for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. In the United States alone, there are approximately 56,000 people living with MM, with about 20,000 new cases diagnosed annually, making MM the second most prevalent blood cancer.

In accordance with the terms of the asset purchase agreement, we will issue to Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of XTL. In addition, we will make a milestone payment of approximately $10 million in cash upon the successful completion of a Phase 2 clinical trial. Our Board of Directors may at its sole discretion issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to various conditions including: XTL’s and Bio-Gal’s shareholders’ approval, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

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

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2008, we had an accumulated deficit of approximately $149.1 million.  We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. We are aware that other companies are planning clinical trials that will seek to enroll patients with the same diseases as we are studying. In addition, the multi-national nature of our studies adds another level of complexity and risk as the successful completion of those studies is subject to events affecting countries outside the United States. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We depend on independent clinical investigators, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies, and we expect to continue to do so. We also may, from time to time, engage a clinical research organization for the execution of our clinical trials.  We rely heavily on these parties for successful execution of our clinical trials, but we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the US Food and Drug Administration, or the FDA, and/or other foreign regulatory agencies/authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

We may conduct clinical trials in different geographical locations. Our ability to successfully initiate, enroll and complete a clinical trial in any of these countries, or in any future foreign country in which we may initiate a clinical trial, are subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with clinical research organizations and physicians;

•	different standards for the conduct of clinical trials and/or health care reimbursement;

•	our inability to locate qualified local consultants, physicians, and partners;

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical products and treatment; and

•	general geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.

Any disruption to our international clinical trial program could significantly delay our product development efforts.

If the clinical data related to our drug candidates and technologies do not confirm positive early clinical data or preclinical data, our corporate strategy and financial results will be adversely impacted.

Our drug candidates and technologies are either in preclinical or clinical stages. Specifically, our lead product candidate, Recombinant Erythropoietin (rHuEPO), is planned for a Phase 1-2 clinical program and the Diversity Oriented Synthesis, or DOS program has not yet been tested in humans. In order for our candidates to proceed to later stage clinical testing, they must show positive clinical or preclinical data. While Recombinant Erythropoietin (rHuEPO) has shown promising preclinical data and has also shown promising clinical observation data for the extension and improvement of the quality of life of Multiple Myeloma terminal patients prior to it being acquired by us, preliminary results of pre-clinical, clinical observations or clinical tests do not necessarily predict the final results, and promising results in pre-clinical, clinical observations or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing which would materially impact our corporate strategy and our financial results may be adversely impacted.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals.  If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for any of our products. We currently do not have any drug candidates or technologies pending approval with the FDA or with regulatory authorities of other countries. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries.  In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive pre-clinical testing and “adequate and well-controlled” clinical trials.

Pre-clinical testing and clinical development are long, expensive and uncertain processes.  Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements.  Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	obtaining regulatory approvals to commence a clinical trial;

•
reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of patient recruitment due to narrow screening requirements;

•	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

•	the need or desire to modify our manufacturing process;

•	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Following the completion of a clinical trial, regulators may not interpret data obtained from pre-clinical and clinical tests of our drug candidates and technologies the same way that we do, which could delay, limit or prevent our receipt of regulatory approval.  In addition, the designs of our ongoing clinical trials were not, and the designs of future clinical trials may not be, reviewed or approved by the FDA prior to their commencement, and consequently the FDA could determine that the parameters of any existing or future studies are insufficient to demonstrate proof of safety and efficacy in humans. Failure to approve a completed study could also result from several other factors, including unforeseen safety issues, the determination of dosing, low rates of patient recruitment, the inability to monitor patients adequately during or after treatment, the inability or unwillingness of medical investigators to follow our clinical protocols, and the lack of effectiveness of the trials.

Specifically, in 2008, Amgen Inc. announced that US regulators added black box, or black label, warnings to its erythropoietin drugs, Epogen and Aranesp. Similar warnings were also added to Johnson and Johnson’s Procrit which is also licensed from Amgen. In the United States, a black box warning is a type of warning that appears on the package insert for prescription drugs that may cause serious adverse effects. A black box warning means that medical studies indicate that the drug carries a significant risk of serious or even life-threatening adverse effects. The new warnings warn that the erythropoietin drugs increased death and accelerated tumor growth in patients with several types of cancer, including breast and cervical. Prior labeling warned of similar risks in other types of cancers.

If the clinical trials fail to satisfy the criteria required, the FDA and/or other regulatory agencies/authorities may request additional information, including additional clinical data, before approval of marketing a product.  Negative or inconclusive results or medical events during a clinical trial could also cause us to delay or terminate our development efforts.  If we experience delays in the testing or approval process, or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. It may take us many years to complete the testing of our drug candidates and technologies, and failure can occur at any stage of this process.

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

We do not own all of our drug candidates and technologies. We have acquired and/or licensed the rights, patent or otherwise, to our drug candidates from third parties. Specifically, we have acquired the use patent on Recombinant Erythropoietin (rHuEPO) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life from Bio-Gal Ltd., , who in turn licensed it from Mor Research Applications Ltd. and Yeda Research and Development Company Ltd., both Israeli private corporations, and we have licensed DOS from VivoQuest, Inc.  These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development, collaboration and commercialization of our drug candidates or could require or result in litigation or arbitration, which could be time-consuming and expensive. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below.

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

For example, in 2008, we announced that we had out-licensed the DOS program to Presidio Pharmaceuticals, Inc, or Presidio. Under the terms of the license agreement, Presidio becomes responsible for the development and commercialization activities and costs related to the DOS program.

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

Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products including potential generic competition;

•	the availability of government or third-party payor reimbursement for our products;

•	the side effects or unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our sales, marketing and distribution efforts.

Specifically, Recombinant Erythropoietin (rHuEPO), if successfully developed and commercially launched for the treatment of multiple myeloma, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. See “Item 4. Information on the Company – Business Overview - Supply and Manufacturing,” below.  In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other local requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

We believe that we will either be able to purchase Recombinant Erythropoietin (rHuEPO) from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties to obtain sufficient inventory to satisfy the clinical supply needs for our planned Phase 1-2 development program for the treatment of multiple myeloma.  If our contract manufacturers or other third parties fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our drug candidates.

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

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our products. Other companies have drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. For a discussion of these competitors and their drug candidates, see “Item 4. Information on the Company - Business Overview – Competition,” below. Some of these potential competing drugs are already commercialized or are further advanced in development than our drug candidates and may be commercialized earlier. Even if we are successful in developing safe, effective drugs, our products may not compete successfully with products produced by our competitors, who may be able to market their drugs more effectively.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields present substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop products that could render our technologies or our drug candidates obsolete or noncompetitive.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of March 31, 2009, we had 5 full-time employees. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees.  The retention of their services cannot be guaranteed. In addition, David Grossman, our co-Chief Executive Officer’s pending employment agreement will require approval by our shareholders. We do not maintain a key man life insurance policy covering Mr. Grossman.

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

Specifically, as per the terms of our agreement with Bio-Gal Ltd., we will be issuing 58.0 million ordinary shares par value NIS 0.10 (equivalent to 290.0 million ordinary shares par value NIS 0.02) and we may at our option issue 100.4 million ordinary shares par value NIS 0.10 (equivalent to 500.2 million ordinary shares par value NIS 0.02) to Bio-Gal Ltd. on a successful completion of a Phase 2 clinical trial (see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below).

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

We may not be able to successfully complete our acquisition of the use patent on Erythropoietin, and as a result may be deemed a shell company with minimal operations, which would significantly impact our ability to raise additional capital and continue operations.

On March 18, 2009, we entered into an asset purchase agreement with Bio-Gal Ltd, a private company, for the rights to a use patent on rHuEPO, for the treatment of MM. We intend to develop rHuEPO for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. In accordance with the terms of the asset purchase agreement, we will issue Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of XTL. In addition, we will make a milestone payment of approximately $10 million in cash upon the successful completion of a Phase 2 clinical trial. Our Board of Directors may at its sole discretion issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to various conditions including: XTL’s and Bio-Gal’s shareholders’ approval, as well as completion of a financing. There can be no assurance that the conditions to the closing will be achieved, and that we will be able to consummate the acquisition of the use patent on rHuEPO.  If we do not consummate this acquisition, we will be deemed a shell company, subject to de-listing from the NASDAQ Stock Market, if we are not then already de-listed, and our ability to raise additional capital and continue operations will be significantly impaired.

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

We believe that we will be able to obtain sufficient product liability insurance coverage for our planned clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

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

We expect to use, rather than generate, funds from operations for the foreseeable future. Based on our current business plan and forecast, we believe that our current cash, cash equivalents and bank deposits provide us with sufficient resources to fund our operations through July 2009; however, the actual amount of funds that we will need will depend on many factors, some of which are beyond our control. These factors include:

•	the progress in successfully meeting the closing conditions for the agreement with Bio-Gal Ltd., including a financing;

•	the progress of our planned research activities;

•	the accuracy of our financial forecasts;

•	the number and scope of our planned development programs;

•	our ability to establish and maintain current and new licensing or acquisition arrangements;

•	our ability to achieve our milestones under our licensing arrangements;

•	the costs involved in enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We do believe, however, that we will likely seek additional capital during the next couple of months through a planned rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount or method of any such financing. The global capital markets have been experiencing extreme volatility and disruption for more than twelve months.  In recent months, the volatility and disruption have reached unprecedented levels.  Given recent particularly adverse market conditions for small biotechnology companies, additional financing may not be available to us when we need it. We may also be forced to delay raising capital or bear an unattractive cost of capital.  If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technology. If we raise additional funds by selling ordinary shares, ADRs, or other securities, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us or at all.  If we are not able to raise capital in a timely manner, there is a material risk regarding our ability to continue as a going concern.

It is possible that we may be subject to taxation in the US, which could significantly increase our tax liability in the US for which we may not be able to apply the net losses accumulated in Israel.

We have had a “permanent establishment” in the United States, or US, which began in 2005, due to the residency of the former Chairman of our Board of Directors and our Chief Executive Officer in the US, as well as other less significant contacts that we have with the US. This may continue in 2009 as well. As a result, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  If this is the case, we may not be able to utilize any of the accumulated Israeli loss carryforwards reflected on our balance sheet as of December 31, 2008 since these losses were not attributable to the US permanent establishment.  However, we would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income.  As of December 31, 2008, we estimate that these US net operating loss carryforwards are approximately $22.6 million.  These losses can be carried forward to offset future US taxable income, subject to limitation in the case of shifts in ownership of XTL, e.g. a planned offering or capital raise, resulting in more than 50 percentage point change over a three year lookback period, and expiring through 2028. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations.

Our subsidiary's Lease Agreement with Suga Development with respect to its former offices in Valley Cottage, New York could obligate that subsidiary to pay the remaining lease payments even though they have delivered notice of termination and mitigation to the landlord.

On April 6, 2009, our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989.  We believe that the notice provided a clear indication of the termination of XTL Biopharmaceuticals, Inc.’s obligations under the lease, effective as of the date of the notice.  In addition, XTL Biopharmaceuticals, Inc. informed Suga Development that upon receipt of the notice, they should use their best effort to re-rent the premises and to mitigate any damages. There can be no assurance that the landlord will not dispute the termination of the lease, and attempt to hold XTL Biopharmaceuticals, Inc. responsible for the full amount of all future unpaid lease payments, approximately $335,000.

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

Specifically, we plan to pursue patent protection in the US and in certain foreign countries relating to our development and commercialization of Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. A main use patent (United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer”) was submitted by Mor Research Applications Ltd., an Israeli corporation and Yeda Research and Development Company Ltd., an Israeli corporation, in April 1998 and PCT was filed in April 1999.  The patent was granted in the United States, Europe, Israel and Hong Kong. Patent applications are pending in Canada and Japan. Currently, under the license agreement which we are acquiring from Bio-Gal Ltd., we will have exclusive worldwide rights to the above patent for the use of Recombinant Erythropoietin (“rHuEPO”) in multiple myeloma. See “Item 4. Information on the Company – Business Overview - Intellectual Property and Patents.” However, we cannot guarantee the scope of protection of any issued patents, or that such patents will survive a validity or enforceability challenge, or that any pending patent applications will issue as patents.

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

The trading price of the ADRs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	delisting from the Nasdaq Stock Market

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

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

Future issuances of a substantial number of our ordinary shares, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADRs to decline or could make it more difficult for us to raise funds through the sale of equity in the future.  We believe that our cash, cash equivalents and bank deposits as of December 31, 2008 provide us with sufficient resources to fund our operations through July 2009; however, prior to the end of that period it will be necessary for us to return to the capital markets through the sale of ADRs or ordinary shares.

Also, if we successfully close the Bio-Gal Ltd. transaction or make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.  In addition, pursuant to a license agreement with VivoQuest, Inc., or VivoQuest, a privately held biotechnology company based in the US, we licensed (in all fields of use) certain intellectual property and technology related to VivoQuest’s HCV program.  Pursuant to the license agreement, we may elect to issue up to an additional $34.6 million in ordinary shares to VivoQuest in lieu of cash upon achievement of certain milestones. Additionally, pursuant to the Bio Gal Ltd. agreement, we may issue 100.4 million ordinary shares par value NIS 0.10 (equivalent to 500.2 million ordinary shares par value NIS 0.02) upon a successful Phase 2 program. In the future, we may also enter into additional arrangements with other third-parties permitting us to issue ordinary shares in lieu of certain cash payments.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

Following the planned closing of the Bio-Gal Ltd. transaction, Bio-Gal Ltd.'s stockholders and their affiliates will hold approximately 49% of our then outstanding ordinary shares. As a result, these persons, acting together, may have the ability to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ADRs or ordinary shares.

Our ordinary shares and ADRs trade on more than one market, and this may result in price variations and regulatory compliance issues.

ADRs representing our ordinary shares are quoted on the NASDAQ Capital Market and our ordinary shares are traded on the Tel Aviv Stock Exchange, or TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US and Israel. Consequently, the effective trading prices of our shares on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Were we to be delisted from the Nasdaq Stock Market, we may then be required to follow the full rules and regulations of the Tel Aviv Stock Exchange. This would include the need to file regulatory documents in both Hebrew and English, the need to use International Financial Reporting Standards, and the need to comply with the rules and regulations of the United States Securities and Exchange Commission and the Tel Aviv Stock Exchange.

We are currently not in compliance with NASDAQ rules for continued listing on the NASDAQ Capital Market and are at risk of being delisted, which may subject us to the SEC’s penny stock rules and decrease the liquidity of our ADRs and ordinary shares.

On January 27, 2009, we received a Staff Determination Letter from The Nasdaq Stock Market, or Nasdaq, notifying us that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that our ADRs would be delisted from Nasdaq. The letter further stated that Nasdaq would suspend trading on our ADRs at the opening of trading on February 5, 2009, unless we appealed Nasdaq's delisting determination. Nasdaq's determination to delist our ADRs was based on Nasdaq's belief that the Company is a public shell, and that we do not meet the stockholder's equity requirement or any of its alternatives. On February 3, 2009, we appealed the determination by the Nasdaq Listing Qualification Staff to delist our ADRs from the Nasdaq Capital Market. On March 19, 2009, we participated in an oral hearing before the Nasdaq Hearings Panel (the “Panel”). Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing. At the hearing, the Company presented its plan to remedy its “public shell” determination and for future compliance with all other applicable Nasdaq listing requirements.

We intend to continue to work with Nasdaq to try to find an acceptable manner in which our ADRs can remain listed on the NASDAQ Capital Market. However, we cannot provide assurance that we will be successful in that effort, or that in the future we will continue to meet the listing requirements of the NASDAQ Capital Market, including, without limitation, bid price, stockholders’ equity and/or market value of listed securities minimum requirements. Additionally, our efforts to continue to meet the listing requirements may be limited by current market conditions, including volatility in the market.

If we are delisted from The NASDAQ Stock Market, our ADRs may be traded over-the-counter on the OTC Bulletin Board or the “pink sheets.” These alternative markets, however, are generally considered to be less efficient than, and not as broad as, the NASDAQ Capital Market. Many OTC stocks trade less frequently and in smaller volumes than securities traded on the NASDAQ markets, which could have a material adverse effect on the liquidity of our ADRs.

If our ADRs are delisted from the NASDAQ Stock Market, there may be a limited market for our ADRs, trading in our ADRs may become more difficult and our ADR price could decrease even further. In addition, if our ADRs are delisted, our ability to raise additional capital may be impaired.

In addition, our ADRs may become subject to penny stock rules. The SEC generally defines “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. We presently qualify for an exemption from the penny stock rules, as our ADRs are quoted on the NASDAQ Stock Market. However, if we were delisted, our ADRs would become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our securities. If our ADRs were considered penny stock, the ability of broker-dealers to sell our ADRs and the ability of our shareholders to sell their ADRs in the secondary market would be limited and, as a result, the market liquidity for our ADRs would be adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future.

Holders of our ordinary shares or ADRs who are US citizens or residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable year ended December 31, 2008. However, we believe that we were a PFIC for the taxable years ended December 31, 2006 and 2007. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2009 taxable year and possibly in subsequent years. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

In view of the complexity of the issues regarding our treatment as a PFIC, US shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.  For further discussion of tax consequences of being a PFIC, see “US Federal Income Tax Considerations - Tax Consequences If We Are A Passive Foreign Investment Company,” below.

Provisions of Israeli corporate law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and thereby depressing the price of our ordinary shares.

We are incorporated in the State of Israel. Israeli corporate law regulates acquisitions of shares through tender offers. It requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer and therefore depress the price of our shares. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

The Bank of New York, as depositary, executes and delivers our ADRs on our behalf. Each ADR is a certificate evidencing a specific number of ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Our shareholders have shareholder rights.  Israeli law and our Articles of Association, or Articles, govern shareholder rights. Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, our ADR holders may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADRs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “– There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs,” below.

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

Our headquarters and some of our planned clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, we do not believe that the political and security situation has had a material adverse impact on our business, but we cannot give any assurance that this will continue to be the case. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

We have generated all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. In the past, a substantial amount of our operating expenses were in US dollars (approximately 96% in 2008), and we incurred a portion of our expenses in New Israeli Shekels and in certain other local currencies. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may in the future enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of multiple myeloma, or MM, and hepatitis C.

Our lead compound is Recombinant Erythropoietin, or rHuEPO, a known compound that we are developing for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, many patients become gradually disabled and bed-ridden. The median duration of survival with chemotherapy and other novel treatments is about five years. Most of these treatments have severe side effects

We signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar, in March 2009. In accordance with the terms of the asset purchase agreement, we will issue to Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of our company. In addition, we will make milestone a payment of approximately $10 million in cash upon the successful completion a Phase 2 clinical trial.  Our company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product.  The closing of the transaction is subject to various conditions including XTL’s and Bio-Gal’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

Our second program is the Diversity Oriented Synthesis program, or DOS, which is focused on the development of novel pre-clinical hepatitis C small molecule inhibitors, which we had out-licensed to Presidio Pharmaceuticals, Inc., or Presidio, a private specialty pharmaceutical company based in San Francisco, California, in 2008.

Our legal and commercial name is XTL Biopharmaceuticals Ltd.  We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd.  We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995. We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Until 1999, our therapeutic focus was on the development of human monoclonal antibodies to treat viral, autoimmune and oncological diseases. Our first therapeutic programs focused on antibodies against the hepatitis B virus, interferon – γ and the hepatitis C virus.

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

In January 2007, XTL Development, Inc., our wholly owned subsidiary ("XTL Development"), had signed an agreement with DOV Pharmaceutical, Inc.(" DOV"), to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) (the Bicifadine transaction). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain.

In 2008, we signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program.  In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

Our ADRs are quoted on the NASDAQ Capital Market under the symbol “XTLB.”  Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “XTL.” We operate under the laws of the State of Israel, under the Israeli Companies Act, and in the US, the Securities Act, the Exchange Act and the regulations of the NASDAQ Capital Market.

Our principal offices are located at Kiryat Weizmann Science Park, 3 Hasapir Street, Building 3, PO Box 370 Rehovot 76100, Israel, and our telephone number is +972-8-930-4444. XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, can be reached at XTL Biopharmaceuticals, Inc., c/o Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Deleware 19801, or by telephone at (800) 677-3394. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this annual report.

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

For the years ended December 31, 2008, 2007, and 2006 our capital expenditures were $2,000, $65,000 and $21,000, respectively. During 2008, we completed the disposition of certain assets (primarily lab equipment) associated with the DOS program, with $327,000 in proceeds from disposals of those assets in 2008.During 2007, we completed the disposition of certain unused assets (primarily lab equipment) which were held for sale during 2007, with $308,000 in proceeds from disposals of property and equipment in 2007. There were no material divestitures during the year ended December 31, 2006.

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of MM and also hepatitis C.

Our lead compound is rHuEPO, which we are developing for the survival extension of MM patients.

Erythropoietin (EPO) is a glycoprotein hormone produced mainly by the kidney. It is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis, the production of red blood cells, by binding to its receptor (EPO-R) on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability.  Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis. Erythropoietin is available as a therapeutic agent produced by recombinant DNA technology in mammalian cell culture. rHuEPO is used in clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia. For over a decade, two types of rHuEPO have been used: recombinant erythropoietin a and b; more recently, novel long acting erythropoiesis stimulating proteins have been developed (Amgen's AraNESP, Roche’s CERA).

Currently incurable, MM is a severe plasma cell malignancy characterized by the accumulation and proliferation of clonal plasma cells in the marrow, leading to the gradual replacement of normal hematopoiesis. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, many patients become gradually disabled and bed-ridden.

In the first months, after the diagnosis, 15 % of the patients die. When no treatment is given MM has a progressive course with a median survival of 6-10 months.  The median overall survival duration today with chemotherapy and other novel treatments is about five years, with perhaps 20% of the patients living for more than ten years. These treatments have severe side effects, including the suppression of the immune system, susceptibility to infections, nausea, vomiting and bleeding disorders.

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

Our Strategy

Under our current strategy, we plan to:

•	initiate a prospective, multi-center, double blind, placebo controlled Phase 1-2 clinical study intended to assess the safety and efficacy of rHuEPO when given to patients with advanced MM;

•	advance the development of rHuEPO towards approval as treatment of MM either alone or with a corporate partner; and

•	seek to in-license or acquire additional candidates.

Products Under Development

rHuEPO for the treatment of MM

Market Opportunity

We intend to develop the use of rHuEPO for the prolongation of MM patients' survival. According to the MM Research Foundation, in the United States alone, there are approximately 56,000 people living with MM, with about 20,000 new cases diagnosed annually. MM is the second most prevalent blood cancer representing approximately 1% of all cancers in white US residents and 2% of all cancers in African Americans. The average age at diagnosis is 62 years for men and 61 years for women, and is also more common in men than women, and in African Americans than Caucasians.

Scientific Background

Erythropoietin, a glycoprotein hormone produced mainly by the kidney, is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis by binding to its receptor (EPO-R) on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. The cloning of the EPO gene led to the introduction of recombinant human EPO (rHuEPO) into clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

Over the last decade, several reports (Mittelman PNAS 2001, Mittelman European Journal of Hematology 2004; Katz Acta Haematol 2005; Prutchi-Sagiv BJH 2006; Prutchi-Sagiv Exp Hematol 2008; Brines PNAS 2001; Baz Acta Haematol 2007) have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis.

A clinical observation made by Professor Moshe Mittelman and colleagues (Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect - a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol. 2004 Mar;72(3):155-65) confirmed the high success rate of rHuEPO in treating the anemia in patients with MM. Six patients continued treatment with rHuEPO beyond the initial designed 12 week period with very poor prognostic features of MM, whose expected survival was less than 6 months, , and surprisingly, they lived for 45–133 months cumulatively with the MM diagnosis and 38–94 months with rHuEPO (with a good quality of life).

This clinical observation was further supported by pre-clinical animal studies. These animal studies not only confirmed the anti-myeloma effect of rHuEPO but also detected a new unrecognized hitherto immune-mediated effect to rHuEPO, probably mediated via T cells (Mittelman M., Neumann D., Peled A., Kanter P. and Haran- Ghera N. (2001) Erythropoietin induces tumor regression and antitumor immune responses in murine myeloma models. PNAS, vol. 98: 9. 5181 - 5186;  Katz O, Barzilay E, Skaat A, Herman A, Mittelman M, Neumann D.Erythropoietin induced tumour mass reduction in murine lymphoproliferative models. Acta Haematol. 2005; 114 (3):177-9.). Recently, it was also shown that treatment of stage II-III MM patients with rHuEPO is associated with a significant improvement of various immunological parameters and functions (Prutchi-Sagiv British Journal of Hematology 2006; Prutchi-Sagiv Experimental Hematology 2008; Lifshitz Molecular Immunology 2009).

Furthermore, several studies have been published by other investigators addressing survival and/or prognosis in cancer patients treated with rHuEPO. For example:

•
Baz R et al: A team from the Cleveland Clinic Myeloma Program analyzed their experience with rHuEPO in MM patients. This retrospective analysis provides data on 292 MM patients enrolled on different protocols between 1997 and 2003. The authors concluded that "rHuEPO was associated with improved overall survival in this population of anemic MM patients with SWOG stages II, III and IV." They summarized by saying that "a prospective randomized trial is warranted to corroborate this finding" (Baz R et al: Recombinant human erythropoietin is associated with increased overall survival in patients with multiple myeloma (Acta Haematol 2007; 117: 162-7)).

•
Ludwig H et al.: Forty two patients with various types of cancers were treated with rHuEPO for their anemia. The malignant diseases were: 18 multiple myeloma (MM), 10 myelodysplastic syndromes (MDS), 9 breast cancers and 5 colon cancers. The median time period of treatment with rHuEPO was 16 weeks. The study was designed to treat anemia (not the cancer). Response was defined as an increase of the initial hemoglobin (Hb) level by at least 2 g/dl. The response rates varied: 44.4% for breast cancer, 40% for colon cancer, 77.8% for MM, 10% for MDS. The median survival time of responders was 28.0 months as compared to only 9.2 months for non-responders. (Ludwig H et al; Erythropoietin treatment for chronic anemia of selected hematological malignancies and solid tumorsAnn Oncol 1993; 4:161-7).

•
Wallvik J et al.: This Swedish group reports its experience with a long-term follow-up of 68 MDS patients treated with rHuEPO. The median Hb response duration was 15 months. The median overall survival time from start of rHuEPO treatment was 26 months, significantly longer for responders than for non-responders (49 vs. 18 months, p=0.018) (Wallvik J et al.; Serum erythropoietin (EPO) levels correlate with survival and independently predict response to EPO treatment in patients with myelodysplastic syndromes. Eur J Haematol 2002; 68: 180-5).

Development Status

We plan on performing a prospective, multi-center, double blind, placebo controlled phase 1-2 study intended to assess safety of rHuEPO when given to patients with advanced MM and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial in the second half of 2009.  We have begun preliminary discussions with potential clinical sites and third party vendors for the planned study.

DOS

Market Opportunity

We had been developing the DOS program for the treatment of hepatitis C, prior to us out-licensing it to Presidio in March 2008. Chronic hepatitis C is a serious life-threatening disease which affects around 170 to 200 million people worldwide, according to a Datamonitor report from April 2005. We estimate that between eight to 10 million of these people reside in the US, Europe and Japan. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House, each year 10,000 to 12,000 people die from HCV in the US alone. The Centers for Disease Control, or the CDC, predicts that by the end of this decade, the number of deaths due to HCV in the US will surpass the number of deaths due to AIDS.

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

Development Status

In March 2008, and as revised in August 2008, we signed an agreement to out-license the DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program.  In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party. DOS is a pre-clinical program focused on the development of novel hepatitis C small molecule inhibitors. DOS applies proprietary, fully synthetic chemistry methodologies to rapidly synthesize and diversify complex chemical compounds such as natural products. Compounds in each family inhibited HCV replication in a pre-clinical cell-based assay with potencies against the most prevalent HCV genotypes comparable or superior to clinical stage drugs. They also retained their potency against isolates that are resistant to clinical stage drugs. Presidio is currently in the process of identifying drug leads to be tested in formal toxicological studies in anticipation of the commencement of clinical trials in humans thereafter. See “Item 10. Additional Information -Material Contracts.”

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

rHuEPO for the treatment of MM

A main use patent, United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer,” was submitted by Mor Research Applications Ltd. and Yeda Research and Development Company Ltd., Israeli corporations, in April 1998 and a PCT was filed in April 1999.  The patent was granted in the United States, Europe, Israel and Hong Kong. Patent applications are pending in Canada and Japan.  The issued patent will expire in 2019. Pursuant to our agreement with Bio-Gal Ltd., we will have exclusive worldwide rights to the above patent for the use of rHuEPO in MM.

The main claims of this issued patent are as follows: A method for the treatment of a multiple myeloma patient, comprising the administration of erythropoietin or recombinant human erythropoietin, as the case may be, for the inhibition of tumor growth, triggering of tumor regression or inhibition of MM cell metastasis in the said patient.

The original EPO patent is currently owned by Amgen and Johnson & Johnson.

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

Bio-Gal Ltd.

In March 2009, we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar. In accordance with the terms of the asset purchase agreement, we will issue to Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of our company. In addition, we will make a milestone payment of approximately $10 million in cash upon the successful completion of a Phase 2 clinical trial.  Our company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product.  The closing of the transaction is subject to various conditions including XTL’s and Bio-Gal’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

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

Presidio License

In March 2008, and as revised August 2008, we signed an agreement to out-license the DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program.  In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

Bicifadine License

In January 2007, XTL Development had signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash in 2007. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain in 2008.

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

Competing Products for Treatment of MM

Traditional chemotherapy treatment includes melphalan and prednisone, now used sparingly because of its propensity to compromise collection of haematopoietic stem cells, other combinations, and regimens containing high dose corticosteroids. The latter—including dexamethasone; vincristine, doxorubicin, and dexamethasone; and cyclophosphamide, vincristine, doxorubicin, and methylprednisolone—are preferred for transplant candidates.

High dose chemotherapy, particularly melphalan, with autologous haematopoietic stem cell transplantation improves response rates and their duration and survival compared with conventional chemotherapy. It is now commonly used as consolidation treatment. Unfortunately, even after haematopoietic stem cell transplantation, relapse is only a matter of time, although a minority of patients seems to survive over a decade in remission ("operational cure"). Maintenance treatment after transplantation with corticosteroids or ainterferon is often prescribed in an attempt to delay relapse. Although this probably does prolong the duration of remission, it is unclear if it confers a survival benefit.

Allogeneic haematopoietic stem cell transplantation might potentially cure a proportion of patients through immunologically mediated graft versus myeloma effect. However, this procedure remains highly experimental at the present time. High mortality related to treatment has been a problem historically, but the use of safer preparative regimens of reduced intensity could improve long term results.

Thalidomide is effective in approximately one-third of patients (for a certain period of time) with advanced disease and is synergistic with other agents active in multiple myeloma. Its exact mechanism of action is unclear, but inhibition of angiogenesis, modulation of cytokines, and immunological effects are probably involved. Thalidomide, as a single agent or in combination with steroids, is now the standard first line treatment for relapsed or refractory myeloma (if not used before) and is also being used as frontline and maintenance treatment. Newer derivatives of thalidomide, such as revlinmid or lenalidomide (formerly CC5013), have potentially greater biological activity and fewer adverse effects, including teratogenicity. Preliminary studies show a response in 30-50% of patients with refractory disease. Thalidomide has severe side effects such as flu-like symptoms, constipation, neuropathy and thrombophilia, and has not yet demonstrated survival advantage.

Bortezomib (Velcade) inhibits the proteasome, an intracellular organelle responsible for protein disposal. The response rate to bortezomib in extensively treated myeloma is around 50%. The drug has recently been approved by the FDA based phase 2 clinical results. The drug has several serious side effects, including neuropathy.

Competing Products for Treatment of Chronic Hepatitis C

We believe that a certain number of the drugs that are currently under development will become available in the future for the treatment of hepatitis C. At present, the only approved therapies for treatment of chronic HCV are Interferon-based. There are multiple drugs presently under development for the treatment of HCV, most of which are in the pre-clinical or early stage of clinical development. These compounds are being developed by both established pharmaceutical companies and biotech companies. Examples of such companies are: Anadys Pharmaceuticals, Inc., F. Hoffman-LaRoche & Co., Intercell AG, Schering-Plough Corporation, Gilead Sciences, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Pharmasset, Ltd., Vertex Pharmaceuticals Incorporated and Viropharma Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do.

Supply and Manufacturing

We currently have no manufacturing capabilities and do not intend to establish any such capabilities.

rHuEPO for the treatment of MM

We believe that we will either be able to purchase Recombinant Erythropoietin (rHuEPO) from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties to obtain sufficient inventory to satisfy the clinical supply needs for our planned development program for the treatment of MM.

DOS

Under the terms of the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the DOS program.

General

At the time of commercial sale, to the extent possible and commercially practicable, we plan to engage a back-up supplier for each of our product candidates. Until such time, we expect that we will rely on a single contract manufacturer to produce each of our product candidates under cGMP regulations. Our third-party manufacturers have a limited number of facilities in which our product candidates can be produced and will have limited experience in manufacturing our product candidates in quantities sufficient for conducting clinical trials or for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect our contractor’s ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.  We anticipate that we will similarly rely on contract manufacturers for our future proprietary product candidates.

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

Organizational structure

Our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc., are each incorporated in Delaware.

Property, Plant and Equipment

We lease an aggregate of approximately 414 square meters in Rehovot, Israel, expiring in April 2009. To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own. However, to secure the lease agreements in Israel, we provided a bank guarantee in the amount of approximately $68,000, linked to the Israeli Consumer Price Index. As of December 31, 2008, the guarantee is secured by pledge on a restricted deposit amounting to $71,000, which is included in the balance sheet as a restricted deposit.

On April 6, 2009, our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989.  We believe that the notice provided a clear indication of the termination of XTL Biopharmaceuticals, Inc.’s obligations under the lease, effective as of the date of the notice.  In addition, XTL Biopharmaceuticals, Inc. informed Suga Development that upon receipt of the notice, they should use their best effort to re-rent the premises and to mitigate any damages. There can be no assurance that the landlord will not dispute the termination of the lease, and attempt to hold XTL Biopharmaceuticals, Inc. responsible for the full amount of all future unpaid lease payments, approximately $335,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in “Item 3. Key Information–Risk Factors” and “Item 4. Information on the Company.” See also the “Special Cautionary Notice Regarding Forward-Looking Statements” set forth above.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with US GAAP for the years ended December 31, 2008, 2007 and 2006, and as of December 31, 2008 and 2007, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2008, 2007, 2006, 2005 and 2004. We have derived the selected financial data for the fiscal years ended December 31, 2008, 2007, and 2006, and as of December 31, 2008 and 2007, from our audited consolidated financial statements, included elsewhere in this annual report and prepared in accordance with US GAAP. We have derived the selected financial data for fiscal years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004, from audited financial statements not appearing in this annual report, which have been prepared in accordance with US GAAP.  You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements,” including the related notes.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Reimbursed out-of-pocket expenses	$—	$—	$	$2,743	$3,269
License	5,940	907	454	454	185
	5,940	907	454	3,197	3,454
Cost of Revenues
Reimbursed out-of-pocket expenses	—	—	—	2,743	3,269
License (with respect to royalties)	—	110	54	54	32
	—	110	54	2,797	3,301

Gross Margin	5,940	797	400	400	153

Research and development
Research and development costs	11,490	18,998	10,229	7,313	11,985
Less participations	—	56	—	—	—
	11,490	18,942	10,229	7,313	11,985

In-process research and development	—	—	—	1,783	—

General and administrative	5,143	5,582	5,576	5,457	4,134
Business development costs	(1,102)	2,008	641	227	810

Operating loss	(9,591)	(25,735)	(16,046)	(14,380)	(16,776)

Other income (expense):
Financial and other income, net	314	590	1,141	443	352
Income taxes	31	206	(227)	(78)	(49)

Loss for the period	$(9,246)	$(24,939)	$(15,132)	$(14,015)	$(16,473)

Loss per ordinary share
Basic and diluted	$(0.03)	$(0.11)	$(0.08)	$(0.08)	$(0.12)
Weighted average shares outstanding	292,769,320	228,492,818	201,737,295	170,123,003	134,731,766

	As of December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and trading and marketable securities	$2,924	$12,977	$25,347	$13,360	$22,924
Working capital	1,385	8,532	22,694	11,385	20,240
Total assets	3,430	14,127	26,900	15,151	25,624
Long-term obligations	—	194	738	1,493	2,489
Total shareholders’ equity	1,426	8,564	22,760	11,252	19,602

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment multiple myeloma, or MM, and hepatitis C. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

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

Our revenues have consisted of license fees and reimbursed out of pocket expenses from Cubist and license fees from Presidio.  We recognized the license fee revenues from our agreement with Cubist for HepeX-B ratably over the expected life of the arrangement; un-amortized amounts were recorded as deferred revenues. We also recognized revenue related to reimbursed out of pocket expenses at the time that we provided development services to Cubist. In July 2007, Cubist terminated the license agreement with us. We recognized the upfront non-refundable payment from Presidio as license fee revenue over our period of significant involvement.  See “Item 4. Information on the Company – History and Development of XTL.”

Our cost of revenues consisted of costs associated with the Cubist program for HepeX-B which consisted primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our former product candidate out-licensed to Cubist. In addition, we recognized license fee expenses associated with our agreement with Yeda proportional to our license fee agreement with Cubist, with unamortized amounts recorded as deferred expenses. On December 31, 2007, we mutually terminated the research and license agreement with Yeda. See “Item 4. Information on the Company – History and Development of XTL.”

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

Our historical participations consist primarily of grants received from the Israeli government in support of our legacy research and development activities, which are no longer being developed by us. These grants are recognized as a reduction of expense as the related costs are incurred. See “- Research and Development, Patents and Licenses – Israeli Government Research and Development Grants,” below.

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses.  We expense our general and administrative expenses as they are incurred.

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel, professional fees and transaction advisory fees to third party intermediaries. Our business development activities are related to partnering activities for our drug programs, seeking new development collaborations and in-licensing opportunities. We expense our business development expenses as they are incurred. The transaction advisory fee associated with the Bicifadine transaction in the form of a SAR will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied.

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

Our planned clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will be able to record commercial sales of any of our product candidates in the near future or generate licensing revenues from upfront payments associated with out-licensing transactions. In addition, we expect losses to continue as we continue to fund development of our drug candidates. As we continue our development efforts, we may enter into additional third-party collaborative agreements and may incur additional expenses, such as licensing fees and milestone payments. As a result, our periodical results may fluctuate and a period-by-period comparison of our operating results may not be a meaningful indication of our future performance.

Results of Operations

Years Ended December 31, 2008 and 2007

Revenues. Revenues for the year ended December 31, 2008, increased by $5,033,000 to $5,940,000, as compared to revenues of $907,000 for the year ended December 31, 2007. Revenues for the year ended December 31, 2008, were due to the recognition of license revenue associated with the Presidio out-licensing agreement. Revenue for the year ended December 31, 2007 was due to the recognition of unamortized deferred revenue upon termination of the HepeX-B license by Cubist in July 2007. We do not anticipate to recognize material revenue in 2009.

Cost of Revenues. There was no cost of revenues for the year ended December 31, 2008. The $110,000 of cost of revenues for the year ended December 31, 2007 was due to the recognition of unamortized license fees that were recorded as deferred expenses upon termination of the HepeX-B license by Cubist in July 2007.

Research and Development Costs. Research and development costs net of participations decreased by $7,452,000 to $11,490,000 for the year ended December 31, 2008, as compared to $18,942,000 for the year ended December 31, 2007. The decrease in research and development costs was due primarily to the absence of the $7.5 million initial upfront license fee paid to DOV in 2007 in connection with the in-licensing of Bicifadine, the absence of $1,477,000 in development expenses associated with our legacy hepatitis C projects that were terminated in 2007, and also due to a decline of $3,361,000 in expenses associated with the pre-clinical DOS program that we out-licensed to Presidio in 2008, offset by an increase of $4,830,000 in clinical development expenses associated with the now terminated Bicifadine clinical program. See 2008 Restructuring below and also see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company.”

Excluding the impact of the Bio-Gal Ltd transaction and non-cash compensation expenses associated with stock option grants, we expect our overall research and development expenses to decrease in 2009 primarily due the smaller expected size and geographic scope associated with our planned clinical program for Recombinant Erythropoietin for the treatment of MM versus the larger size and geographic scope associated with the Phase 2b and open label studies for the Bicifadine clinical program terminated in November 2008.

General and Administrative Expenses. General and administrative expenses decreased by $439,000 to $5,143,000 for the year ended December 31, 2008, as compared to expenses of $5,582,000 for the year ended December 31, 2007. The decrease in general and administrative expenses was due primarily to a decrease in legal and patent related expenses as well as second–year Sarbanes-Oxley compliance costs, offset by an increase of severance related expenses associated with the 2008 Restructuring. Excluding non-cash compensation costs, we expect a significant decline in our level of our general and administrative costs during 2008.

Business Development Costs. Business development costs decreased by $3,110,000 to a negative expense, or income of $1,102,000 for the year ended December 31, 2008, as compared to expenses of $2,008,000 for the year ended December 31, 2007. The decrease in business developments costs was due primarily to the reversal of $1,553,000 in transaction advisory fees in the form of stock appreciation rights associated with the in-licensing of Bicifadine in 2008 that was recorded in 2007. The transaction advisory fee in the form of a SAR is revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”).

Financial and Other Income. Financial and other income for the year ended December 31, 2008, decreased by $276,000 to $314,000, as compared to financial and other income of $590,000 for the year ended December 31, 2007. The decrease in financial and other income was due primarily to a lower level of invested funds when compared to the comparable period last year.

Income Taxes. Income tax expense increased by $175,000 to a negative expense, or income of $31,000 for the year ended December 31, 2008, as compared to a negative expense, or income, of $206,000 for the year ended December 31, 2007. The negative expense for the year ended December 31, 2008, was due to a carryback claim to the year ended December 31, 2004 of the US consolidated tax group consisting of XTL Biopharmaceuticals, Inc. and XTL Development which incurred net operating losses in 2008 offset by New York State Franchise tax associated with the US permanent establishment. The US consolidated tax group will file a carryback claim for those losses to the year ended December 31, 2004 in order to receive a refund for US federal income taxes paid for that year. For the year ended December 31, 2007, the US consolidated tax group incurred net operating losses. The group filed a carryback claim for those losses to the years ended December 31, 2006 and December 31, 2005 to receive a refund for US federal income taxes paid for those years. Our income tax expense (income) is attributable to taxable income (losses) from the continuing operations of our US subsidiaries and the US permanent establishment. This income is eliminated upon consolidation of our financial statements.

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

Business Development Costs. Business development costs increased by $1,367,000 to $2,008,000 for the year ended December 31, 2007, as compared to expenses of $641,000 for the year ended December 31, 2006. The increase in business development costs was due primarily to $1,560,000 in transaction advisory fees in the form of stock appreciation rights associated with the in-licensing of Bicifadine offset by reduced legal and due diligence expenses in 2007 as compared to 2006. The transaction advisory fee in the form of a SAR will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied (see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company”).

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

2008 Restructuring

  During the first half of 2008, we terminated the employment of 11 research and development employees in the DOS program, which was out-licensed to Presidio in 2008. As a result, we incurred a charge of $191,000 in research and development during 2008 related to employee dismissal costs, all of which were paid in 2008.

In December 2008, we implemented a restructuring plan following the failure of the Bicifadine Phase 2b clinical trial. We notified nine of our remaining employees (six in research and development, two in general and administrative and one in business development) that they will be terminated, representing approximately 75% of our then remaining workforce. In addition, in December 2008, we announced that our then Chief Executive Officer would be departing in 2009. The remaining employees were tasked with seeking potential assets or a company to merge into XTL, or for assisting in the liquidation and/or disposition of XTL’s remaining assets. As a result, we took a charge of $420,000 in 2008 relating to employee dismissal costs, $110,000 of which was included in research and development costs, $305,000 of which was included in general and administrative expenses and $5,000 was included in business development expenses.

As of December 31, 2008, 5 employees left XTL under the 2008 Restructuring and $0 of dismissal costs were paid. As of December 31, 2008 approximately $420,000 in employee dismissal obligations were included in “liability in respect to employee severance obligations,” and was all subsequently paid in the first quarter of 2009.

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

Revenue Recognition. We recognize license revenue consistent with the provisions of Staff Accounting Bulletin (“SAB”) No. 104 and EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” We analyze each element of our licensing agreement to determine the appropriate revenue recognition. We recognize revenue on upfront payments and milestone payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. We may recognize milestone payments in revenue upon the achievement of specified milestones if (1) the milestone is substantive in nature, and the achievement of the milestone was not reasonably assured at the inception of the agreement and (2) the fees are nonrefundable. Any milestone payments received prior to satisfying these revenue recognition criteria would be recognized as deferred revenue.

Purchase Price Allocation.  The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Accounting Related to the Valuation of In-Process Research and Development. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, in-process research and development costs represent the relative fair value of purchased in-process research and development costs that, as of the transaction date, have not reached technological feasibility and have no proven alternative future use. As VivoQuest was a development stage enterprise that had not yet commenced its planned principal operations, we accounted for the transaction as an acquisition of assets pursuant to the provisions of SFAS 142. Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

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

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R changes the accounting for business combinations. Among the more significant changes, it expands the definition of a business and a business combination, changes the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited.  We were required to adopt SFAS 141R on January 1, 2009. We are currently assessing the impact that SFAS 141R may have on its consolidated financial statements in the event of a future acquisition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. We were required to adopt SFAS 160 on January 1, 2009. We do not expect the adoption of this Statement to have a material effect on our consolidated financial statements, since as of December 31, 2008, we did not have any non-controlling interests.

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”).  EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. Companies are required to report the effects of applying EITF-07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects of the change retrospectively. We were required to adopt EITF 07-1 on January 1, 2009. We do not expect the adoption of EITF 07-1 to have a material effect on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of SFAS 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We will be required to adopt FSP 142-3 on January 1, 2009. We do not expect the adoption of this FSP to have a material effect on our Consolidated Financial Statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. A defensive intangible asset shall be assigned a useful life in accordance with paragraph 11 of Statement 142. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. We were required to adopt EITF 08-7 on January 1, 2009. We do not expect the adoption of EITF 08-7 to have a material effect on our Consolidated Financial Statements.

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

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 27% in 2008 (29% in 2007), which will be reduced as follows: 2009 - 26%, 2010 and after - 25%.

As of December 31, 2008, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2008, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $153.5 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

As of December 31, 2008, we had a “permanent establishment” in the US, which began in 2005 due to the residency of our former Chairman of the Board of Directors and the departing Chief Executive Officer in the US.  This may continue in 2009 as well. Any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax. As of the signing date of our financial statements, there was a change in our Board and senior management composition, such that the residences of our newly appointed Chairman and co-Chief Executive Officer were outside of the United States, as of the end of the first quarter of 2009.

As of December 31, 2008, we did not earn any taxable income for US federal tax purposes.  If we eventually earn taxable income attributable to its US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment. As of December 31, 2008, we estimate that these US net operating loss carryforwards are approximately $22.6 million.  These losses, subject to limitation in the case of shifts in ownership of the Company, e.g. a planned offering or capital raise, resulting in more than 50 percentage point change over a three year lookback period, can be carried forward to offset future US taxable income and expire through 2028. For the year ended December 31, 2008, the Company was subject to a State franchise tax of $10,000 in regards to the permanent establishment.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, and option and warrant exercises. As of December 31, 2008, we had received net proceeds of approximately $76.4 million from various private placement transactions, including the November 2007 private placement, net proceeds of $45.7 million from our initial public offering, net proceeds of $15.4 million from the 2004 placing and open offer transaction, and proceeds of $2.1 million from the exercise of options and warrants.

As of December 31, 2008, we had $2.9 million in cash, cash equivalents, and short-term bank deposits, a decrease of $10.1 million from December 31, 2007. Cash used in operating activities for the year ended December 31, 2008, was $10.6 million, as compared to $21.4 million for the year ended December 31, 2007. This decrease in cash used in operating activities was due primarily to the absence of the $7.5 million initial upfront license fee for Bicifadine and from our revenue from the out-licensing of the DOS program to Presidio in 2008. For the year ended December 31, 2008, the net cash provided by investing activities of $10.9 million, as compared to net cash provided by investing activities of $10.6 million for the year ended December 31, 2007, was primarily the result of the maturity of short-term bank deposits. For the year ended December 31, 2008, net cash provided by financing activities of $0.2 million, as compared to $8.8 million for the year ended December 31, 2007, was the result of our $8.8 million private placement that closed in November 2007.

We currently anticipate that our cash and cash equivalents and restricted short-term bank deposits are sufficient to finance our operations through July 2009. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through agreements for the monetization of our residual in the DOS program or through external financing. These matters raise substantial doubt about our ability to continue as a going concern. We do believe, however, that we will likely seek additional capital during the next couple of months through a planned rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it.

Our forecast of the period of time through which our cash, cash equivalents and short-term investments will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control.  These factors include the following:

•	the costs involved in closing the Bio-Gal transaction, including the required financing;

•	the accuracy of our financial forecasts;

•	the timing of the in-licensing, partnering and acquisition of new product opportunities;

•
the timing of expenses associated with product development and manufacturing of the proprietary drug candidate that we have acquired from Bio-Gal Ltd. and those that may be in-licensed, partnered or acquired;

•	our ability to achieve our milestones under licensing arrangements; and

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights.

We have based our estimate on assumptions that may prove to be inaccurate. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing may be obtained through strategic relationships, public or private sales of our equity or debt securities, and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of our ordinary shares or other securities convertible into shares of our ordinary shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan and which would raise substantial doubt about our ability to continue as a going concern. As a result, we may have to significantly limit our operations, and our business, financial condition and results of operations would be materially harmed.   See “Item 3. Key Information - Risk Factors - Risks Related to Our Financial Condition.”

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The factors discussed above, taken together with our limited cash and cash equivalents raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. In addition, the report of our independent registered public accounting firm covering our 2008 Consolidated Financial Statements, included in this Annual Report, contains an explanatory paragraph that makes reference to uncertainty about our ability to continue as a going concern.

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

Obligations and Commitments

As of December 31, 2008, we had known contractual obligations, commitments and contingencies of $464,000. Of this amount, $0 relates to research and development agreements. The $464,000 relates to our operating lease obligations, of which $457,000 is due within the next year, with the remaining balance due as per the schedule below.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Research & development agreements	$—	$—	$—	$—	$—
Operating leases	464,000	457,000	7,000	—	—
Total	$464,000	$457,000	$7,000	$—	$—

On April 6, 2009, our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989.  We believe that the notice provided a clear indication of the termination of XTL Biopharmaceuticals, Inc.’s  obligations under the lease, effective as of the date of the notice.  In addition, XTL Biopharmaceuticals, Inc. informed Suga Development that upon receipt of the notice, they should use their best effort to re-rent the premises and to mitigate any damages. There can be no assurance that the landlord will not dispute the termination of the lease, and attempt to hold XTL Biopharmaceuticals, Inc. responsible for the full amount of all future unpaid lease payments, approximately $335,000 as of March 31, 2009.  The $335,000 is included in operating lease obligations in the table above.

Additionally, the VivoQuest license agreement provides for contingent milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election. In addition, the license agreement requires that we make royalty payments on product sales. Pursuant to our out-licensing agreement with Presidio, Presidio is obligated to pay us for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement.

We have undertaken to make contingent milestone payments to DOV Pharmaceuticals, Inc. of up to approximately $126.5 million over the life of the license, of which approximately $115.0 million will be due upon or following regulatory approval of the drugs. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, which would due upon or after regulatory approval. We are also obligated to make royalty payments on future product sales net sales.  We ceased development of Bicifadine in November 2008.

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., we will issue to Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of our company. In addition, we will make milestone payments of approximately $10 million in cash upon the successful completion of a Phase 2 clinical trial. In addition, our company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd. in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product. See “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations” above.

In addition, in January 2007, XTL Development and the company committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. In October 2008, XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the “Definitive Agreements”). Under the terms of the Definitive Agreements, the transaction advisory fee was structured in the form of SARs, in the amount equivalent to (i) 3% of our fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of our fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting on the “Date of Milestone Event.” The “Date of Milestone Event” shall mean the earlier to occur of (i) positive (i.e., a statistically significant difference between the placebo arm and (x) at least one drug arm in the trial, or (y) the combined drug arms in the trial in the aggregate) results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by us or XTL Development, or by a licensee thereof, which included the recent Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain (regardless of indication or whether the study is the first such pivotal trial for Bicifadine conducted thereby), (ii) the filing of a New Drug Application for Bicifadine by us or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to us or XTL Development whereby persons or entities holding a majority of the equity interests of us or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an “ADR” on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of our license agreement for the Bicifadine compounds, any unvested SARs will expire. As of December 31, 2008, the 3% tranche was vested and the 7% tranche was not vested. In the event of the termination of our license agreement with DOV, any unvested SARs will expire. See also “Item 10. Additional Information - Material Contracts.”

Research and Development, Patents and Licenses

Research and development costs consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

The information below provides estimates regarding the costs associated with the completion of the current development phase and our current estimated range of the time that will be necessary to complete that development phase for rHuEPO for the treatment of MM. We also have provided information with respect to our other drug candidates. We also direct your attention to the risk factors which could significantly affect our ability to meet these cost and time estimates found in this report in Item 3 under the heading “Risk Factors-Risks Related to our Business.”

Following the closing of the agreement with Bio-Gal Ltd., we plan on performing a prospective, multi-center, double blind, placebo controlled phase 1-2 study intended to assess safety of rHuEPO when given to patients with advanced MM and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial in the second half of 2009. While we have begun preliminary discussions with potential clinical sites and third party vendors for the planned study, we have not yet determined the size and scope of the study, and as a result, we cannot estimate when such clinical development will end, and the estimated cost to complete the study.

Under the terms of the license agreement, Presidio became responsible for all further development and commercialization activities and costs relating to the DOS program. The DOS program is currently in preclinical development. The timing and results of pre-clinical studies are highly unpredictable. Due to the nature of pre-clinical studies and our inability to predict the results of such studies, we cannot estimate when such pre-clinical development will end.

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

	Years ended December 31,
	2008	2007	2006	Cumulative, as of December 31, 2008

Bicifadine (includes $7.5 million initial upfront license fee in 2007)	$10,806,000	$13,476,000	$—	$24,282,000

DOS	684,000	4,056,000	4,653,000	10,633,000

Legacy programs[12]
Research and development costs	—	1,466,000	5,576,000	94,704,000
Less participations	—	(56,000)	—	(17,018,000)
Total legacy programs	—	1,410,000	5,576,000	77,686,000

Total Research and development
Research and development costs	11,490,000	18,998,000	10,229,000	129,619,000
Less participations	—	(56,000)	—	(17,018,000)
	11,490,000	18,942,000	10,229,000	112,601,000

____________________
1 Includes $6,012,000 in development costs for HepeX-B incurred from June 2004, the date we out-licensed HepeX-B to Cubist, for which we were subsequently reimbursed by Cubist pursuant to our license agreement. The amount was classified in revenues and cost of revenues in our statement of operations.
2 Legacy programs include, XTL-2125, XTL-6865, HepeX-B and early stage discovery research activities that ceased in 2003.

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of March 31, 2009. Except as noted, the business address for each of the following is Kiryat Weizmann Science Park, Building 3, POB 370, Rehovot 76100, Israel.

Name	Age	Position
Marc Allouche	35	Non Executive Director
Dafna Cohen	39	Non Executive and External Director
Jaron Diament	42	Non Executive and External Director
David Grossman	34	Executive Director and Co-Chief Executive Officer
Boaz Shweiger	33	Non Executive Director
Amit Yonay	39	Chairman of the Board of Directors
Ron Bentsur	43	Co-Chief Executive Officer
Bill Kessler	43	Director of Finance

David Grossman has served as a director in our company and as co-Chief Executive Officer of our company since February 2009. He served as a Vice President of Eurocom Investments LP, a private equity fund focused on long-term investments mainly in Israeli public companies, from March 2006 to December 2008. Also from March 2006 to December 2008, Mr. Grossman was Vice President of Sahar Investments Ltd, (TASE: SAIN) which focused on investments in the Life Sciences arena. From July 2003 to March 2006, Mr. Grossman was a Senior Analyst at Israel Health Care Ventures, an Israeli healthcare venture capital fund. From 2001 to March 2003, Mr. Grossman was a senior investment banker with Reliance Capital Ltd. From 2001-2003, he was a partner of Magna Business Development, a consulting boutique. In addition, Mr. Grossman is currently a director and member of the audit committee of Bio Light Israeli Life Science Investments Ltd. (TASE: BOLT) since December 2008, and from May 2007 to July 2008 was a Director and member of the audit committee of Gilat Satcom Ltd. (AIM: GLT). Mr. Grossman received a BA business administration with a focus on information technology, from the Interdisciplinary Center Herzliya.

Boaz Shweiger has served as a director in our company since February 2009. He has served as a partner and Managing Director of Sean S. Holdings Ltd., a private investment company, since August 2005. Mr. Shweiger was an attorney at S. Horowitz & Co, practicing commercial law, from June 2001 to January 2005. From December 2001 to April 2005, Mr. Shweiger served as Director and a member of the investment committee of Isal Amlat Investments (1993) Ltd., an investment company (TASE: ISAL), engaged in the fields of industry, commerce, real estate and advanced technologies services. Mr. Shweiger received an LL.B, magna cum laude, from the College of Management and an MBA in finance and auditing from Tel - Aviv University.

Marc Allouche has served as a director in our company since March 2009. He is currently actively involved in independent business ventures. He had served as the head of the Alternative Investments Division of Harel Insurance Investments & Financial Services Ltd. (TASE: HARL), from January 2008 until January 2009, focused on venture capital, private equity and real estate investments. From March 2006 to July 2007, Mr. Allouche served as Executive Vice President of investments and strategic development of SGPA Ltd., a French holding company and concurrently was CEO of one of its portfolio companies, operating in the retail sector in France for turn-around purposes. From November 2002 to December 2005, Mr. Allouche was a Senior Manager in the private equity advisory group of Russel Bedford International, in charge of corporate finance transaction services and restructuring advisory services. From 2001 to 2002, Mr. Allouche was involved in the creation of an Israeli-French software start-up (in strategic alliance with ENST – Telecom Paris) operating within the Telecommunications arena. From 2000 to 2001, Mr. Allouche served a Vice President at Nessuah Zanex Venture Capital Company Ltd., then running a Life Sciences venture capital vehicle, and was concurrently also Managing Director of one of its healthcare portfolio companies for turn-around purposes. In addition, from 1998 to 2000, Mr. Allouche was a Senior Advisor in the Corporate Finance division of KPMG International - Somekh Chaikin. From 1996 to 1998, Mr. Allouche was a Senior Consultant at the Audit division and the Transaction Services / Corporate Finance division of Price Waterhouse in Paris. Mr. Allouche received a BA in economics and management and an MBA with major in corporate finance and accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France.

Amit Yonay has served as a director in our company since March 2009. Since 2007, he has been actively involved in independent investments primarily in the real estate and capital markets with an emphasis toward distressed asset opportunities. Mr. Yonay had served from 2000 to January 2007, as the Head Israeli Sell-Side Analyst with ING Financial Markets (NYSE: ING, Euronext: INGA) in Israel. From 1998 until 2000, Mr. Yonay was Portfolio Manager at Meretz Investments Ltd. and from 1996 until 1998 he was a buy-side analyst at Meretz Investments. Mr. Yonay received a BS in Electrical Engineering from Binghamton University and an MBA from Tel Aviv University in Finance and International Business.

Jaron Diament has served as a director in our company since March 2009. He has served as the founding partner and Chief Financial Officer of Tagor Capital Ltd., a public real estate investment company (TASE: TGCP), since September 2006 and a board member of all of its non-Israel real estate investments. From 2003 to September 2006, Mr. Diament was an independent financial advisor focused on risk management and corporate finance transactions. From 1994 to February 2005 Mr. Diament was CFO of H.G.I.I. Ltd. (TASE: HGII, today a private company) and a member of the board of certain wholly owned subsidiaries. Prior to that Mr. Diament was an accountant with Eliezer Oren and Partners. In addition, Mr. Diament serves as an external director of Mega Or Holdings Ltd. (TASE: MGOR) since September 2007. Mr. Diament received a BA in economics and accounting from Tel Aviv University.

Dafna Cohen has served as a director in our company since March 2009. She has served as Director of Group Investment and a Treasurer of Emblaze Ltd. (LSE-BLZ), a group of technology companies focused on growth and innovation, since December 2005. From 2000 to 2004, Ms. Cohen was an Investment Manager for Leumi & Co., an investment house of the Bank Leumi Group. From 1994-2000, Ms. Cohen worked in the derivatives sector of Bank Leumi. In addition, Ms. Cohen serves as an external director of Bee-Contact Ltd (TASE: BCNT) since September 2007. Ms. Cohen received a BA in economics and political science and an MBA in finance and accounting from Hebrew University, Jerusalem.

Ron Bentsur has served as our Chief Executive Officer since January 2006. From June 2003 until January 2006, Mr. Bentsur served as Vice President, Finance and Investor Relations of Keryx Biopharmaceuticals, Inc. From October 2000 to June 2003, Mr. Bentsur served as Director of Investor Relations at Keryx. From July 1998 to October 2000, he served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker at ING Barings Furman Selz in New York City. Mr. Bentsur holds a B.A. in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an M.B.A., Magna Cum Laude, from New York University’s Stern Graduate School of Business. Mr. Bentsur will be leaving XTL imminently.

Bill Kessler has served as our Director of Finance since January 2006 and as our principal finance and accounting officer since July 2006. Mr. Kessler has over 15 years of corporate and Wall Street experience, working with publicly-traded and private companies in Israel and the United States. During 2005, Mr. Kessler served as a consultant to our company, where he spearheaded the process of listing XTL for trading on NASDAQ. From October 2003 until December 2005, Mr. Kessler served as a financial consultant to Keryx, and from April 2001 until September 2003, Mr. Kessler served as the controller of Keryx. From 1996-2000, Mr. Kessler served as Chief Financial Officer for TICI Software Systems Ltd., an Israeli based software development and consulting company. From 1990-1993, Mr. Kessler worked as a research analyst at Wertheim Schroder & Co., covering media and entertainment companies. Mr. Kessler holds a B.A., Magna Cum Laude, from Yeshiva University, and an M.B.A., from Columbia University. Mr. Kessler will be leaving XTL in May 2009.

Employment Agreements

We have an employment agreement dated February 10, 2006, and effective as of January 1, 2006, with Bill Kessler, our Director of Finance. Mr. Kessler is currently entitled to an annual base salary of $135,000. He is entitled to receive bonus payments at the discretion of the Chief Executive Officer and as set by our Board of Directors. Mr. Kessler shall also be entitled to receive one or more grants of options to purchase our ordinary shares, on terms and conditions set by our Board of Directors. Mr. Kessler is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), a continuing education plan, and the use of a company car. There is a non-compete clause surviving one year after termination of employment, preventing Mr. Kessler from competing directly with us. The employment agreement may be terminated by either party on three months prior written notice. In January 2008, our Board of Directors granted options to Mr. Kessler to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.315 per share (equal to the closing price of our ADRs on the NASDAQ Stock Market on the date of grant divided by ten). These options vest over a four-year period, with 25% having vested on grant date, and with the remainder vesting equally on each of the one-, two- and three-year anniversaries of the issuance of the options. The options are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001. In June 2006, our Board of Directors granted options to Mr. Kessler to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.60 per share (the price of our ADRs in the private placement that we completed on March 22, 2006 and which closed on May 25, 2006, divided by ten, which was above the market price of our ADRs on the NASDAQ Stock Market on such date divided by ten). These options vest over a four-year period and are exercisable for a period of ten years from the date of issuance, and were granted under the Share Option Plan 2001. Mr. Kessler will be leaving XTL in May 2009.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or officers for the year 2008 (eleven persons) was approximately $1.0 million. This amount includes payments made for social security, pension, disability insurance and health insurance premiums of approximately $0.1 million, as well as severance accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers.

We granted our former directors 5,020,000 options to purchase ordinary shares in 2008, pursuant to shareholder meetings, exercisable at a weighted average price of $0.208 per ordinary share (the closing price of our ADRs on the NASDAQ Stock Market on the date of grant divided by ten), and expire ten years after date of grant. As of March 18, 2009, 1,443,874 of these options were forfeited. The remaining vested options expire three months after March 18, 2009, the resignation date of the former directors.

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

In March 2009, pursuant to a shareholders’ meeting, the monetary compensation was set for each of Mr. Grossman, Mr. Shweiger, Mr. Allouche, Mr. Yonay, Mr. Diament and Ms. Cohen as follows: annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person or held by teleconference and reimbursement of reasonable out-of-pocket expenses.

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

Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are Amit Yonay, (chairman of the nomination committee), Jaron Diament and Dafna Cohen. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In March 2009, at an extraordinary general meeting of our shareholders, David Grossman and Boaz Shweiger were re-elected to serve as directors of our company and Marc Allouche and Amit Yonay were elected to serve as directors of our company. Dafna Cohen and Jaron Diament were elected to serve as external directors of our company at the March 2009 extraordinary general meeting. Dafna Cohen and Jaron Diament are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in March 2012. After this date, their term of service may be renewed for an additional three-year term.

None of our directors or officers have any family relationship with any other director or officer.

None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service.

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

Dafna Cohen and Jaron Diament serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our nomination committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Jaron Diament, who serves as the audit committee financial expert, with Dafna Cohen and Boaz Schweiger as members. The audit committee meets at least twice a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees. In accordance with the NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

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

Our compensation committee consists of three independent directors: Jaron Diament, Dafna Cohen and Marc Allouche. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for each senior manager, including the Chief Executive Officer.

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

Employees

As of March 31, 2009, we had 5 full-time equivalent employees. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. See also “Item 5. Operating and Financial Review and Prospects - 2008 Restructuring” and “Item 6. Directors, Senior Management and Employees – Employment Agreements” above.

For the years ended December 31, 2008, 2007 and 2006, the number of our employees engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2008	2007	2006
Research and Development
Israel	2	2	8
US	—	16	18
	2	18	26
Financial and general management
Israel	3	4	4
US	2	2	2
	5	6	6
Business development
Israel	—	—	—
US	1	1	1
	1	1	1
Total	8	25	33
Average number of full-time employees	14	29	40

Share Ownership

The following table sets forth certain information as of March 31, 2009, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of March 31, 2009.

Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of March 31, 2009	Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Amit Yonay Chairman of the Board	—	—	—	—
Marc Allouche Director	—	—	—	—
Dafna Cohen Director	—	—	—	—
Jaron Diament Director	—	—	—	—
David Grossman Director and co-Chief Executive Officer	—	—	—	—
Boaz Schweiger Director	—	—	—	—
Ron Bentsur[2] Co-Chief Executive Officer	201,010	3,583,334	3,784,344	1.3%
Bill Kessler[3] Director of Finance	50,000	500,000	550,000	*

All directors and executive officers as a group (7 persons)	251,010	4,083,334	4,334,344	1.5%

(1)	Options to purchase ordinary shares
(2)
2,333,334 options at an exercise price of $0.774 per ordinary share, expiring three months after Mr. Bentsur's departure; and 1,250,000 options at an exercise price of $0.315, expiring three months after Mr. Bentsur's departure. Mr. Bentsur will leaving XTL imminently.

(3)
250,000 options at an exercise price of $0.60 per ordinary share, expiring one year after Mr. Kessler's departure; and 250,000 options at an exercise price of $0.315, expiring one year after Mr. Kessler's departure.

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

As of December 31, 2008, we have granted to employees, directors and consultants options that are outstanding to purchase up to 30,825,178 ordinary shares, pursuant to four share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

1999 Share Option Plan

Under a share option plan established in 1999, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 4,200 are outstanding and exercisable as of December 31, 2008, at an exercise price of $0.497 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2000 Share Option Plan

Under a share option plan established in 2000, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 89,800 are outstanding and exercisable as of December 31, 2008, at an exercise price of $1.10 per ordinary share. The options are non-transferable.

The option term is for a period of ten years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2008, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 7,446,177 are outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four year period. As of December 31, 2008, 3,681,952 options are fully vested. As of December 31, 2008, the remaining number of options available for future grants under the 2001 Plan is 2,872,273.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 23,285,001 outstanding options, and 10,725,010 exercisable options, as of December 31, 2008, which were granted to employees, directors and consultants not under an option plan during 1997-2008. The options were granted at an exercise price between $0.20 and $2.11 per ordinary share. The options expire between 2008 and 2018.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of March 31, 2009, we are not aware of any beneficial owner holding more than 5% of our outstanding ordinary shares. As of February 28, 2009, there were 20,970,313 ADRs outstanding, held by approximately 5 record holders, whose holdings represented approximately 72% of the total outstanding ordinary shares, of which 4 record holders were in the US.

Related Party Transactions

For the years ended December 31, 2007 and 2006 we leased approximately 100 meters of office space from Keryx subject to a rent sharing agreement for $4,500 and $15,000, respectively. The rent sharing agreement was terminated as of March 31, 2007. In addition, our co-Chief Executive Officer had provided consulting services to Keryx through January 2008 for no compensation, and our Director of Finance provides consulting services to Keryx; however, the amount of their time devoted to this endeavor and the compensation they receive, if any, is immaterial. Our former Chairman of the Board is the Chairman and CEO of Keryx. During 2007, a company controlled by one of our former directors purchased $6,500 in lab equipment that we had disposed of in our Israeli facility.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are included on pages F-1 through F-40 of this annual report.

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

Significant Changes

In March 2009, we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar. In accordance with the terms of the asset purchase agreement, we will issue Bio-Gal Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of our company. In addition, we will make a milestone payment of approximately $10 million in cash upon the successful completion a Phase 2 clinical trial. Our company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. We are also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to various conditions including XTL’s and Bio-Gal’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

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

On January 27, 2009, we received a Staff Determination Letter from The Nasdaq Stock Market notifying us that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that our ADRs would be delisted from Nasdaq. The letter further stated that Nasdaq would suspend trading on our ADRs at the opening of trading on February 5, 2009, unless we appealed Nasdaq's delisting determination. Nasdaq's determination to delist our ADRs was based on Nasdaq's belief we are a public shell, and that we do not meet the stockholder's equity requirement or any of its alternatives. On February 3, 2009, we appealed the determination by the Nasdaq Listing Qualification Staff to delist our ADRs from the Nasdaq Capital Market. The Nasdaq Office of the General Counsel assigned a date of March 19, 2009, for an oral hearing before the Nasdaq Hearings Panel. Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing. At the hearing, we presented our plan to remedy the “public shell” determination and for future compliance with all other applicable Nasdaq listing requirements.

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

	US Dollar
	High	Low
Last Six Calendar Months
March 2009	0.16	0.07
February 2009	0.10	0.08
January 2009	0.13	0.06
December 2008	0.11	0.04
November 2008	2.85	0.07
October 2008	3.51	1.98
Financial Quarters During the Past Two Full Fiscal Years
First Quarter of 2009	0.16	0.06
Fourth Quarter of 2008	3.51	0.04
Third Quarter of 2008	4.73	3.29
Second Quarter of 2008	3.88	2.95
First Quarter of 2008	4.24	2.91
Fourth Quarter of 2007	2.85	1.51
Third Quarter of 2007	2.64	1.24
Second Quarter of 2007	4.07	2.29
Full Financial Years Since Listing
2008	4.73	0.04
2007	4.99	1.24
2006	8.12	2.08

[1]	Our ADRs have been quoted on the NASDAQ Capital Market since December 3, 2007 and prior to that were quoted on the NASDAQ Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of the ordinary shares on the Tel Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 4.188 New Israeli Shekel per US Dollar, as reported by the Bank of Israel on March 31, 2009.

	New Israeli Shekel		US Dollar
	High	Low	High	Low
Last Six Calendar Months
March 2009	0.061	0.038	0.015	0.009
February 2009	0.048	0.042	0.011	0.010
January 2009	0.058	0.020	0.014	0.005
December 2008	0.048	0.016	0.011	0.004
November 2008	1.065	0.043	0.254	0.010
October 2008	1.234	0.763	0.295	0.182
Financial Quarters During the Past Two Full Fiscal Years
First Quarter of 2009	0.061	0.020	0.015	0.005
Fourth Quarter of 2008	1.234	0.016	0.295	0.004
Third Quarter of 2008	1.707	1.041	0.408	0.249
Second Quarter of 2008	1.291	0.967	0.308	0.231
First Quarter of 2008	1.497	0.932	0.357	0.223
Fourth Quarter of 2007	0.990	0.640	0.240	0.150
Third Quarter of 2007	1.060	0.480	0.250	0.110
Second Quarter of 2007	1.620	1.000	0.390	0.240
Full Financial Years Since Listing
2008	1.707	0.016	0.408	0.004
2007	2.020	0.480	0.480	0.110
2006	3.660	0.960	0.870	0.230

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes of the Company

Pursuant to Part B, Section 3 of our Articles of Association, we may undertake any lawful activity.

Powers and Obligations of the Directors

Pursuant to the Israeli Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote on compensation to themselves or any members of their body, as that term is defined under Israeli law, without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in “Item 10. Additional Information – Memorandum and Articles of Association–Approval of Certain Transactions.” The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

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

Approval of Certain Transactions

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees – Directors and Senior Management,” holds such office in our Company. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors, or a committee thereof. Arrangements regarding the compensation of directors also require audit committee and shareholders approval, with the exception of compensation to external directors in the amounts specified in the regulations discussed in “Item 6. Directors, Senior Management and Employees – Directors and Senior Management – Compensation.”

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

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital is NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a vote at the recent shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. We expect the change to be effective during April 2009.

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

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting in which a quorum is present have the power to elect all of our directors, except the external directors whose election requires a special majority as described under the section entitled “Item 6. Directors, Senior Management and Employees – Board Practices – External and Independent Directors.”

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Under the Israeli Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority. Our Articles of Association provide that all decisions may be made by a simple majority. See “–Approval of Certain Transactions” above for certain duties of shareholders towards the company.

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

Presidio Pharmaceuticals, Inc.

In March 2008, and as revised August 2008, we signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program. In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd, a Gibraltar private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. In accordance with the terms of the asset purchase agreement, we will to issue Bio-Gal Ltd. ordinary shares representing just under 50% of the then current issued and outstanding share capital of the Company. In addition, XTL will make milestone payments of approximately $10 million in cash upon the successful completion a Phase 2 clinical trial. The Company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. XTL is also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to various conditions including XTL’s and Bio-Gal’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

 Bicifadine License

In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain in 2008. In January 2007, XTL Development had signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash in 2007. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine.

In addition, XTL Development committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. See “Item 5 – Operating and Financial Review and Prospects – Obligations and Commitments.”

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

Corporate Tax Rate

The regular tax rate in Israel in 2008 is 27% (2007-29%). This rate is currently scheduled to decrease as follows: in, 2009 - 26%, 2010 and after - 25%.

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

Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the Amendment), the provisions of the Adjustments Law will no longer apply to our company in the 2008 tax year and thereafter, and therefore, the results of our company will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the company through the end of the 2007 tax year.

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

Tax Consequences If We Are A Passive Foreign Investment Company

Special tax rules apply to the timing and character of income received by a US holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS, has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation such as us is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2008, 2005 and 2004. However, we believe that we were a PFIC for the taxable years ended December 31, 2007 and 2006. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2009 taxable year and possibly in subsequent years. In addition, even though we may not be a PFIC in any one particular year, the PFIC taint remains, and the special PFIC tax regime will continue to apply.

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

US Federal Income Tax Consequences for XTL

As of December 31, 2008, we had a “permanent establishment” in the US, which began in 2005 due to the residency of our former Chairman of the Board of Directors and departing Chief Executive Officer in the US. This may continue into 2009 as well. Any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation. The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%. In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty. We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax. As of the signing date of our financial statements, there was a change in our Board and senior management composition, such that the residence of our newly appointed Chairman and co-Chief Executive Officer were outside of the United States, as of the end of the first quarter of 2009.

As of December 31, 2008, we did not earn any taxable income for US federal tax purposes. If we eventually earn taxable income attributable to our US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2008, we estimate that these US net operating loss carryforwards are approximately $22.6 million. These losses, subject to limitation in the case of shifts in ownership of the Company, e.g., a planned offering or capital raise, resulting in a more than 50 percentage point change over a three year lookback period, can be carried forward to offset future US taxable income and expire through 2028.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government, investment-grade corporate debt securities, and bank deposits in accordance with our investment policy. Some of these instruments in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2008, our portfolio of financial instruments consists of cash and cash equivalents and restricted short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2008, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2008, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures as of December 31, 2008, were effective.

(b) Internal controls over financial reporting. Management’s responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with accounting principles generally accepted in the United States. As disclosed in the Report of Management on Internal Control over Financial Reporting (“Report of Management”) included in this Annual Report under Exhibit 99.1, management assessed the Company’s internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in “Internal Control — Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the chief executive officer and chief financial officer, concluded the Company’s internal control over financial reporting is effective as of December 31, 2008.

The Report of Management is included in this Annual Report under Exhibit 99.1. Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report of the Company’s effectiveness of internal control over financial reporting as of December 31, 2008, included in the report of Kesselman & Kesselman dated April 6, 2009, relating to the financial statements which appear in this Annual Report on Form 20-F for the year ended December 31, 2008.

(c) Internal controls. There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jaron Diament, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NASDAQ regulations.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., PO Box 370, Rehovot 76100, Israel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of the independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PWC"). These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PWC, for the years ended December 31, 2008 and 2007.

	2008	2007
	(in thousands)
Audit fees	$133	$174
Audit-related fees	61	151
Tax fees	3	21
Other fees	36	21
Total	$233	$367

The audit fees for the years ended December 31, 2008 and 2007, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements, and statutory audits.

The audit-related fees for the years ended December 31, 2008 and 2007, respectively, were for Sarbanes Oxley compliance and were also for assurance and related due diligence services related to accounting consultations in connection with our fundraising activities in 2008 and 2007, including issuance of comfort letters, and consents and assistance with review of documents filed with the SEC and the United Kingdom Listing Authority.

Tax fees for the years ended December 31, 2008 and 2007, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, and tax advice related to our in-licensing activities.

Other fees for the years ended December 31, 2008 and 2007 relate to expense reimbursement, primarily travel and related.

For the fiscal year ended December 31, 2008 and 2007, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

 ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the NASDAQ Stock Market Rules. See also “Item 6. Directors, Senior Management and Employees – Board practices –Compliance with NASDAQ Corporate Governance Requirements”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-40 of this Annual Report.

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

4.5	Form of Director and Senior Management Lock−up Letter^
10.13	1999 Share Option Plan dated June 1, 1999†
10.15	2000 Share Option Plan dated April 12, 2000†
10.16	2001 Share Option Plan dated February 28, 2001†
10.17	Letter of Understanding, dated August 5, 2005, relating to the License Agreement dated June 2, 2004 between Cubist Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd.†
10.20	Employment Agreement, dated as of January 3, 2006, between XTL Biopharmaceuticals Ltd. and Ron Bentsur^
10.21	Agreement, dated August 1, 2005, between XTL Biopharmaceuticals Ltd. and Michael S. Weiss†
10.22	Form No. 1 of Director Service Agreement†
10.23	Form No. 2 of Director Service Agreement†
10.24	Form No. 3 of Director Service Agreement†
10.25	Form No. 4 of Director Indemnification Agreement†
10.26	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.27	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.28	Securities Purchase Agreement, dated March 17, 2006, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein
10.29	Registration Rights Agreement, dated March 22, 2006, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein
10.30	Form of Ordinary Share Purchase Warrants, dated March 22, 2006, issued to the purchasers under the Securities Purchase Agreement^
10.32	License Agreement between XTL Development, Inc. and DOV Pharmaceutical, Inc., dated January 15, 2007.*
10.33	Employment Agreement, dated as of January 1, 2006, between XTL Biopharmaceuticals Ltd. and Bill Kessler.*
10.34	Securities Purchase Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein
10.35	Registration Rights Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein
10.36	License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated March 19, 2008

10.37	Amended and Restated License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated August 4, 2008 >
10.38	Services Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., Quoque Bioventures LLC and Antecip Bioventures LLC.+
10.39	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC+
10.40	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC.+
10.41	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Antecip Bioventures LLC.+
10.42	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC.+
10.43	Asset Purchase Agreement, dated as of March 18, 2009 between XTL Biopharmaceuticals Ltd. and Bio-Gal Ltd. >
10.44
Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 >

10.45
Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 >

21.1	List of Subsidiaries
23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd, dated April 6, 2009
23.2	Consent of Somekh Chaikin, a member firm of KPMG International, dated April 6, 2009
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2009
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2009
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 6, 2009
99.1	Report of Management on Internal Control Over Financial Reporting dated April 6, 2009
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

+ Incorporated by reference from the current annual report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on October 24, 2008.

> Confidential treatment has been requested with respect to the omitted portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Signature:	/s/ Ron Bentsur
Ron Bentsur
Co-Chief Executive Officer
Date: April 6, 2009

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
2008 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-5

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006, and the period from March 9, 1993 to December 31, 2008	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006, and the period from March 9, 1993 to December 31, 2008	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, and the period from March 9, 1993 to December 31, 2008	F-11

Notes to the Consolidated Financial Statements	F-13

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)

We have completed integrated audits of XTL Biopharmaceuticals Ltd. and its subsidiaries (collectively – the “Company”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the Consolidated Statements of Operations, Consolidated Statements of Changes in Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, and for the cumulative period from January 1, 2001 to December 31, 2008. We did not audit the cumulative totals of the Company for the period from March 9, 1993 (date of incorporation) to December 31, 2000, which totals reflect a deficit of $25,201,000 accumulated during the development stage. Those cumulative totals were audited by another independent registered public accounting firm whose report, dated May 3, 2005, expressed an unqualified opinion on the cumulative amounts through December 31, 2000. Our opinion, insofar as it relates to amounts included for that period is based on the report of the other independent registered public accounting firm, mentioned above. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2008 and for the cumulative period from March 9, 1993 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1a(3) to the financial statements, the Company incurred significant losses from operations and has an accumulated deficit at December 31, 2008 which raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1a(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 6, 2009	Certified Public Accountants (Isr.)
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

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Tel Aviv, Israel
May 3, 2005

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Balance Sheets
(in thousands of US dollars, except share amounts)

	December 31
	2008	2007

Assets
Current assets:
Cash and cash equivalents	2,924	2,377
Short-term bank deposits	—	10,600
Short-term employee severance pay funds	40	—
Restricted short-term deposits	71	—
Other receivables and prepaid expenses	354	924
Total current assets	3,389	13,901
Employee severance pay funds	—	48
Restricted long-term deposits	—	61
Property and equipment – net	41	106
Intangible assets – net	—	11
Total assets	3,430	14,127
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	416	2,144
Accrued expenses	1,058	1,665
Liability in respect of employee severance obligations	523	—
Other current liabilities (Note 2)	7	1,560
Total current liabilities	2,004	5,369
Liability in respect of employee severance obligations	—	194
Commitments and contingencies (Note 8)
Total liabilities	2,004	5,563
Shareholders’ equity:
Ordinary shares of NIS 0.02 par value (500,000,000 authorized at December 31, 2008 and 2007, 292,805,326 and 292,654,785 issued and outstanding, at December 31, 2008 and 2007, respectively)	1,445	1,444
Additional paid in capital	149,089	146,982
Deficit accumulated during the development stage	(149,108)	(139,862)
Total shareholders’ equity	1,426	8,564
Total liabilities and shareholders’ equity	3,430	14,127

/s/ Amit Yonay	/s/ Ron Bentsur
Amit Yonay	Ron Bentsur
Chairman of the Board of Directors	Co-Chief Executive Officer

Date of approval of the financial statements: April 6, 2009.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Operations
(in thousands of US dollars, except share and per share amounts)

				Period from
				March 9, 1993+
	Year ended December 31			to December 31,
	2008	2007	2006	2008

Revenues:
Reimbursed out-of-pocket expenses	—	—	—	6,012
License	5,940	907	454	7,940
	5,940	907	454	13,952
Cost of revenues:
Reimbursed out-of-pocket expenses	—	—	—	6,012
License (with respect to royalties)	—	110	54	250
	—	110	54	6,262
Gross margin	5,940	797	400	7,690
Research and development costs (includes $7,500 initial upfront license fee in 2007 and also includes non-cash stock option compensation of $78, $141, and $173, in 2008, 2007 and 2006, respectively)	11,490	18,998	10,229	123,607
Less – participations	—	56	—	11,006
	11,490	18,942	10,229	112,601
In-process research and development costs	—	—	—	1,783
General and administrative expenses (includes non-cash stock option compensation of $1,735, $1,784, and $1,992, in 2008, 2007 and 2006, respectively)	5,143	5,582	5,576	45,313
Business development costs (includes stock appreciation rights compensation (income) of ($1,553) and $1,560 in 2008 and 2007, respectively, and also includes non-cash stock option compensation of $85, $22, and $15, in 2008, 2007 and 2006, respectively)	(1,102)	2,008	641	6,060
Operating loss	9,591	25,735	16,046	158,067
Financial and other income, net	314	590	1,141	9,188
Loss before taxes on income	9,277	25,145	14,905	148,879
Taxes on income	(31)	(206)	227	229
Loss for the period	9,246	24,939	15,132	149,108

Basic and diluted loss per ordinary share	$0.03	$0.11	$0.08

Weighted average number of shares used in computing basic and diluted loss per ordinary share	292,769,320	228,492,818	201,737,295

+   Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(in thousands of US dollars, except share amounts)

	Preferred shares		Ordinary shares
	Number of		Number of
	shares	Amount	shares	Amount

Changes during the period from March 9, 1993 (date of incorporation) to December 31, 2005:
Comprehensive loss - loss for the period	—	—	—	—
Employee stock options expenses	—	—	—	—
Non-employee stock option expenses	—	—	—	—
Exercise of share warrants in 2000	—	—	1,499,980	7
Exercise of share warrants in 2001	—	—	208,000	1
Exercise of employee stock options in 1999	15,600	**	—	—
Exercise of employee stock options in 2000	—	—	162,500	1
Exercise of employee stock options in 2001	—	—	59,138	**
Exercise of employee stock options in 2002	—	—	38,326	**
Exercise of employee stock options in 2003	—	—	854,100	4
Exercise of employee stock options in 2004	—	—	50,000	**
Exercise of employee stock options in 2005	—	—	3,786,825	17
Issuance of share capital in 1993, net of $912 issuance expenses	7,705,470	45	—	—
Issuance of share capital in 1994, net of $22 issuance expenses	717,500	5	—	—
Issuance of share capital in 1996, net of $646 issuance expenses	6,315,810	49	—	—
Issuance of share capital in 1998, net of $1,650 issuance expenses	26,319,130	139	—	—
Issuance of share capital in 1999, net of $49 issuance expenses	2,513,940	12	—	—
Issuance of share capital in 2000	—	—	15,183,590	75
Issuance of shares in 2004, net of $2,426 issuance expenses	—	—	56,009,732	247
Issuance of ordinary shares in 2005 in respect of license and purchases of assets (Note 3)	—	—	1,314,420	6
Bonus shares	7,156,660	41	19,519,720	97
Conversion of preferred shares into ordinary shares	(50,744,110)	(291)	50,744,110	291
Receipts in respect of share warrants (expired in 1999)	—	—	—	—
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000, net of $5,199 issuance expenses	—	—	23,750,000	118
Balance at December 31, 2005	—	—	173,180,441	864

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

		Deficit
		accumulated
	Additional	during the
	paid-in	development
	capital	stage	Total

Changes during the period from March 9, 1993 (date of incorporation) to December 31, 2005 :
Comprehensive loss - loss for the period	—	(99,791)	(99,791)
Employee stock options expenses	3,095	—	3,095
Non-employee stock option expenses	183	—	183
Exercise of share warrants in 2000	340	—	347
Exercise of share warrants in 2001	74	—	75
Exercise of employee stock options in 1999	**	—	**
Exercise of employee stock options in 2000	—	—	1
Exercise of employee stock options in 2001	26	—	26
Exercise of employee stock options in 2002	20	—	20
Exercise of employee stock options in 2003	—	—	4
Exercise of employee stock options in 2004	19	—	19
Exercise of employee stock options in 2005	1,494	—	1,511
Issuance of share capital in 1993, net of $912 issuance expenses	5,545	—	5,590
Issuance of share capital in 1994, net of $22 issuance expenses	2,103	—	2,108
Issuance of share capital in 1996, net of $646 issuance expenses	5,314	—	5,363
Issuance of share capital in 1998, net of $1,650 issuance expenses	12,036	—	12,175
Issuance of share capital in 1999, net of $49 issuance expenses	1,189	—	1,201
Issuance of share capital in 2000	16,627	—	16,702
Issuance of shares in 2004, net of $2,426 issuance expenses	15,183	—	15,430
Issuance of ordinary shares in 2005 in respect of license and purchases of assets (Note 3)	1,385	—	1,391
Bonus shares	(138)	—	—
Conversion of preferred shares into ordinary shares	—	—	—
Receipts in respect of share warrants (expired in 1999)	89	—	89
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000, net of $5,199 issuance expenses	45,595	—	45,713
Balance at December 31, 2005	110,179	(99,791)	11,252

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid-in
	shares	Amount	capital

Balance at December 31, 2005 -
brought forward	173,180,441	864	110,179
Changes during 2006:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	7
Employee stock option compensation expenses	—	—	2,173
Exercise of stock options	277,238	1	96
Issuance of share warrants, net of $681 issuance expenses	—	—	4,565
Issuance of shares, net of $2,956 issuance expenses	46,666,670	207	19,591
Balance at December 31, 2006	220,124,349	1,072	136,611
Changes during 2007:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	13
Employee stock option compensation expenses	—	—	1,934
Exercise of stock options	45,416	**	4
Issuance of shares, net of $993 issuance expenses	72,485,020	372	8,420
Balance at December 31, 2007	292,654,785	1,444	146,982
Changes during 2008:
Comprehensive loss - loss for the period	—	—	—
Non-employee stock option compensation expenses	—	—	13
Employee stock option compensation expenses	—	—	1,885
Exercise of stock options	150,541	1	32
Return of stamp tax paid on 2004 share issuance	—	—	177
Balance at December 31, 2008	292,805,326	1,445	149,089

**	Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(in thousands of US dollars, except share amounts)

	Deficit
	accumulated
	during the
	development
	stage	Total

Balance at December 31, 2005 -
brought forward	(99,791)	11,252
Changes during 2006:
Comprehensive loss - loss for the period	(15,132)	(15,132)
Non-employee stock option compensation expenses	—	7
Employee stock option compensation expenses	—	2,173
Exercise of stock options	—	97
Issuance of share warrants, net of $681 issuance expenses	—	4,565
Issuance of shares, net of $2,956 issuance expenses	—	19,798
Balance at December 31, 2006	(114,923)	22,760
Changes during 2007:
Comprehensive loss - loss for the period	(24,939)	(24,939)
Non-employee stock option compensation expenses	—	13
Employee stock option compensation expenses	—	1,934
Exercise of stock options	—	4
Issuance of shares, net of $993 issuance expenses	—	8,792
Balance at December 31, 2007	(139,862)	8,564
Changes during 2008:
Comprehensive loss - loss for the period	(9,246)	(9,246)
Non-employee stock option compensation expenses	—	13
Employee stock option compensation expenses	—	1,885
Exercise of stock options	—	33
Return of stamp tax paid on 2004 share issuance	—	177
Balance at December 31, 2008	(149,108)	1,426

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(in thousands of US dollars)

				Period from
				March 9, 1993 +
	Year ended December 31			to December 31,
	2008	2007	2006	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(9,246)	(24,939)	(15,132)	(149,108)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	39	108	243	3,219
Linkage difference on restricted deposits	—	(2)	(10)	(9)
Acquisition of in-process research and development	—	—	—	1,783
Gain on disposal of property and equipment	(288)	(40)	(57)	(367)
Increase (decrease) in liability in respect of employee severance obligations	333	(70)	8	1,499
Impairment charges	—	105	—	485
Gain from sales of investment securities	—	—	—	(410)
Other income related to exchange of shares	—	—	(100)	(100)
Loss (gain) from trading securities	—	48	(2)	46
Stock option based compensation expenses	1,898	1,947	2,180	9,303
Stock appreciation rights compensation expense (income)	(1,553)	1,560	—	7
Loss (gain) on amounts funded in respect of employee severance pay funds	4	(2)	(1)	(90)
Deferred tax asset	—	48	(48)	—
Changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepaid expenses	570	(315)	(178)	(354)
Increase (decrease) in accounts payable and accrued expenses	(2,335)	892	910	1,474
Decrease in deferred gain	—	(797)	(400)	—
Net cash used in operating activities	(10,578)	(21,457)	(12,587)	(132,622)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term bank deposits	10,600	10,245	(20,845)	—
Decrease (increase) in restricted deposits	(10)	113	(52)	(62)
Investment in investment securities	—	—	—	(3,363)
Proceeds from sales of investment securities	—	—	—	3,773
Proceeds from sales of trading securities	—	54	—	54
Employee severance pay funds	—	(17)	(18)	(926)
Purchase of property and equipment	(2)	(65)	(21)	(4,109)
Proceeds from disposals of property and equipment	327	308	103	887
Acquisition in respect of license and purchase of assets	—	—	—	(548)
Net cash provided by (used in) investing activities	10,915	10,638	(20,833)	(4,294)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Statements of Cash Flows (continued)
(in thousands of US dollars)

				Period from
				March 9, 1993+
	Year ended December 31			to December 31,
	2008	2007	2006	2008

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of share issuance expenses	—	8,792	24,363	137,526
Return of stamp tax paid on 2004 share issuance	177	—	—	177
Exercise of share warrants and stock options	33	4	97	2,137
Proceeds from long-term debt	—	—	—	399
Proceeds from short-term debt	—	—	—	50
Repayment of long-term debt	—	—	—	(399)
Repayment of short-term debt	—	—	—	(50)
Net cash provided by financing activities	210	8,796	24,460	139,840
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	547	(2,023)	(8,960)	2,924
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,377	4,400	13,360	—
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,924	2,377	4,400	2,924
Supplementary information on investing and financing activities not involving cash flows:
Issuance of ordinary shares in respect of license and purchase of assets	—	—	—	1,391
Conversion of convertible subordinated debenture into shares	—	—	—	1,700
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	(260)	165	136	362
Interest paid	3	4	—	357

+	Incorporation date, see Note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General

1)
XTL Biopharmaceuticals Ltd. (the “Company”) is a biopharmaceutical company engaged in the acquisition and development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

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

In December 2008, the Company implemented a restructuring plan following the failure of its then lead clinical compound, Bicifadine, in a Phase 2b clinical trial. The remaining employees of the Company were tasked with seeking potential assets or a company to merge into XTL, or for assisting in the liquidation and/or disposition of the Company's remaining assets (see also Note 10 – Restructuring). As of December 31, 2008, the Company had no active development activities, but held a residual interest in the DOS program that was out-licensed to Presidio Pharmaceuticals, Inc. earlier in 2008.

In March 2009, the Company announced that it had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal”), a Gibraltar private company, for the rights to use a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. The closing of the transaction is subject to certain other closing conditions including a financing (see also Note 13 – Subsequent Events).

2)
In 2005, the Company licensed from VivoQuest Inc. (“VivoQuest”), a US privately-held company, perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds (the “DOS program”). In addition, the Company also acquired from VivoQuest certain assets. In 2008, the Company out-licensed the rights to the DOS program to Presidio Pharmaceuticals, Inc. (“Presidio”), a US privately-held company.

In 2007, XTL Development signed an agreement with DOV Pharmaceutical, Inc. (“DOV”) to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) (the “DOV Transaction”) for the treatment of diabetic neuropathic pain. In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result the Company ceased development of Bicifadine for the treatment of diabetic neuropathic pain.

The Company had licensed its former product candidate HepeX-B to Cubist Pharmaceuticals, Inc. (hereinafter “Cubist”) during 2004. In July 2007, Cubist terminated the license agreement.

3)
Through December 31, 2008, the Company has incurred losses in an aggregate amount of US $149.1 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves through July 2009. Continuation of the Company’s current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through agreements for the commercialization of its remaining out-licensed program or through external financing. As noted above, in March 2009, the Company signed an agreement with Bio-Gal, subject to certain other closing conditions including a financing (see also Note 13 – Subsequent Events). These matters raise substantial doubt about the Company’s ability to continue as a going concern.

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

4)	The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

5)
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

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company's marketable securities (debt securities mainly in the form of debentures through 2004) have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in “financial and other income - net.” The Company views its available-for-sale portfolio as available for use in its current operations. Interest, premium and discount amortization, and dividends on securities classified as available-for-sale are included in “financial and other income- net.” At December 31, 2006, the Company had trading securities, which were carried at their fair value based upon the quoted market prices of those investments at period end. Accordingly, net realized and unrealized gains and losses on trading securities were included in “financial and other income - net.” The Company disposed of these trading securities during 2007. As of December 31, 2008, the Company held no marketable securities.

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

Intangible assets consisted of the assembled workforce in respect of the license and purchase of certain assets from VivoQuest. The intangible assets were amortized using the straight- line method over its estimated useful life of three years. As of December 31, 2008, the intangible assets were fully amortized.

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

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences are reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see also Note 9 – Income Taxes).

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

k.	Research and development costs and participations

Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates. Participations from government for development of approved projects were recognized as a reduction of expense as the related costs are incurred.

In connection with the purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in-process research and development costs at the purchase date.

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (“EITF”) No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The Company’s adoption of EITF 07-3 did not have a material effect on the Company’s consolidated financial statements.

l.	Revenue recognition

The Company recognized the revenue from its licensing agreements with Presidio (see Note 3) and Cubist (see Note 4) under the provisions of the Emerging Issues Task Force (“EITF”) No. 00-21 “Revenue Arrangements with Multiple Deliverables” and Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company did not have the ability to determine the fair value of each unit of accounting, the Cubist agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognized each payment on the Cubist agreement ratably over the expected life of the arrangement.

The Company recognizes revenue on upfront payments and milestone payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. The Company may recognize milestone payments in revenue upon the achievement of specified milestones if (1) the milestone is substantive in nature, and the achievement of the milestone was not reasonably assured at the inception of the agreement and (2) the fees are nonrefundable.

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

Costs associated with business development are comprised of costs related to seeking new development collaborations and in-licensing opportunities and to partnering activities for the Company’s drug programs (see also Note 2). Business development costs are expensed as incurred.

n.	Loss per share

Basic and diluted losses per share are presented in accordance with SFAS No. 128 “Earnings per share” (“SFAS 128”), for all the years presented. Outstanding share options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all the years presented. The total weighted average number of ordinary shares related to outstanding options, warrants and stock appreciation rights excluded from the calculations of diluted loss per share were 51,624,903, 48,634,047, and 34,921,782 for the years ended December 31, 2008, 2007, and 2006, respectively. These figures exclude performance condition or market-related condition options and stock appreciation rights that had not vested during the applicable periods.

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

q.	Fair value measurements

As of January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, a company uses various valuation approaches, including market, income and/or cost approaches. SFAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The hierarchy is broken down into three levels based on the reliability of inputs and disclosed in one of the following three categories:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs other than Level 1 quoted prices that are directly or indirectly observable; and

Level 3 – unobservable inputs that are not corroborated by market data.

The adoption of SFAS 157 and the related FSP's did not have a material effect on the Company’s consolidated financial position and operating results. As of December 31, 2008, the Company held cash and cash equivalents and current assets and liabilities and therefore SFAS 157 had no impact on the Company's consolidated balance sheet.

In addition, effective January 1, 2008, the Company adopted  SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”,  including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company has not elected the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the company's consolidated financial position and operating results.

r.	Recently issued accounting pronouncements in the United States

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R changes the accounting for business combinations. Among the more significant changes, it expands the definition of a business and a business combination, changes the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited.  The Company will be required to adopt SFAS 141R on January 1, 2009. The Company is currently assessing the impact that SFAS 141R may have on its consolidated financial statements in the event of a future acquisition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial statements, since as of December 31, 2008, the Company did not have any non-controlling interests.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”).  EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. Companies are required to report the effects of applying EITF-07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects of the change retrospectively. The Company will be required to adopt EITF 07-1 on January 1, 2009. The Company does not expect the adoption of EITF 07-1 to have a material effect on the Company’s consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of SFAS 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will be required to adopt FSP 142-3 on January 1, 2009. The Company does not expect the adoption of this FSP to have a material effect on its Consolidated Financial Statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. A defensive intangible asset shall be assigned a useful life in accordance with paragraph 11 of Statement 142. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. The Company will be required to adopt EITF 08-7 on January 1, 2009. The Company does not expect the adoption of EITF 08-7 to have a material effect on its Consolidated Financial Statements.

NOTE 2 - BICIFADINE TRANSACTION

a.	License Agreement with DOV Pharmaceutical, Inc.

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash, which was expensed in “Research Development Costs” in the Company’s consolidated statements of operations for the year ended December 31, 2007. In addition, XTL Development would need to make milestone payments of up to $126.5 million over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. These milestone payments may be made in either cash and/or ordinary shares of the Company, at the Company’s election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine.

In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result the Company ceased development of Bicifadine for the treatment of diabetic neuropathic pain.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 2 - BICIFADINE TRANSACTION (continued)

b.	Transaction Advisory Fee Structured in the Form of Stock Appreciation Rights

In January 2007, XTL Development entered into a binding term sheet whereby it committed to pay a transaction advisory fee to certain third party intermediaries in connection with the DOV Transaction. In October 2008, the Company and XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the “Definitive Agreements”). Under the terms of the Definitive Agreements, the transaction advisory fee is structured in the form of Stock Appreciation Rights, or SARs, in the amount equivalent to (i) 3% of the Company’s fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company’s fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting on the “Date of Milestone Event.” The “Date of Milestone Event” shall mean the earlier to occur of (i) positive (i.e., a statistically significant difference between the placebo arm and (x) at least one drug arm in the trial, or (y) the combined drug arms in the trial in the aggregate) results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by the Company or XTL Development, or by a licensee thereof, which included the recent Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain (regardless of indication or whether the study is the first such pivotal trial for Bicifadine conducted thereby), (ii) the filing of a New Drug Application for Bicifadine by the Company or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to the Company or XTL Development whereby persons or entities holding a majority of the equity interests of the Company or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an American Depositary Receipt (“ADR”) on the exercise date, divided by ten, or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. As of December 31, 2008, the 3% tranche was vested and the 7% tranche was not vested. In the event of the termination of the Company’s license agreement for the Bicifadine compounds, any unvested SARs will expire.

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

The Company used a Black & Scholes model as the fair value pricing model for the SAR as described above. The following assumptions under this method were used for the valuation of the SAR as of December 31, 2008 and 2007: expected volatility of: 87% and 59%; risk-free interest rates (in dollar terms) of 2.9% and 4.2%; dividend yield of 0% and 0%; and remaining contractual life of 8 and 9 years, respectively.

NOTE 3 –VIVOQUEST AND PRESIDIO TRANSACTIONS

a.	License and Asset Purchase Agreement with Vivoquest

During September 2005, the Company licensed from VivoQuest perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds (the Diversity Oriented Synthesis, or DOS program). In addition, the Company acquired from VivoQuest certain assets, including VivoQuest’s laboratory equipment, assumed VivoQuest’s lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases. See also b. below, for the out-licensing of the DOS program in 2008.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 3 - VIVOQUEST AND PRESIDIO TRANSACTIONS (continued)

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

For the years ended December 31, 2008, 2007 and 2006, amortization of the assembled workforce was $11,000, $14,000 and $14,000, respectively.  As of December 31, 2008, the assembled workforce was fully amortized.

b.	License Agreement with Presidio Pharmaceuticals, Inc.

In March 2008, and as revised in August 2008, the Company signed an agreement to out-license the DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Company's DOS program. The Company has no further development responsibilities relating to the DOS Program. In accordance with the terms of the license agreement, the Company received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. Presidio is also obligated to pay the Company for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement. In addition, the Company will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party. The $5.94 million payment from Presidio was recorded as license revenue for the year ended December 31, 2008.

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

Under the terms of the agreement, as amended, Cubist paid the Company an initial up-front nonrefundable payment of $1 million upon the signing of the agreement and a $1 million collaboration support payment, out of which $907,000 and $454,000 was recorded as revenue in the years ended December 31, 2007 and 2006, respectively. The payments were recorded as deferred revenue upon receipt and were to be amortized through 2008 or the date upon which regulatory approval was to be reached, if earlier. The deferred revenue was subsequently fully recognized in 2007, with the termination of the agreement. In addition, the Company was responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. See Note 1L for the revenue recognition treatment.

Under a research and license agreement with Yeda Research and Development Company Ltd. (“Yeda”) (see also Note 8a(2)), the Company paid Yeda $250,000 with respect to the $1 million up-front fee received by the Company from Cubist in 2004, out of which $110,000 and $54,000 was recorded as cost of revenues in 2007 and 2006, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

a.	Composition of the assets, grouped by major classifications, is as follows:

	December 31
	2008	2007
	($ in thousands)
Property and equipment Cost:
Laboratory equipment	—	119
Computers	101	220
Leasehold improvements	141	141
Furniture and office equipment	61	98
	303	578
Accumulated depreciation and amortization:
Laboratory equipment	—	115
Computers	83	172
Leasehold improvements	141	141
Furniture and office equipment	38	44
	262	472
	41	106

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 5 - PROPERTY AND EQUIPMENT (continued)

b.
In 2007 the Company downsized its facilities in Rehovot, Israel, and determined to dispose of certain unused assets (primarily lab equipment). Under the provisions of SFAS 144, the Company’s management reviewed the carrying value of certain property and equipment (primarily laboratory equipment), and recorded an impairment charge in “research and development costs” in the amount of $105,000 for the year ended December 31, 2007. The Company completed the disposition of its assets held for sale during 2007, with $308,000 in proceeds from disposals of property and equipment in 2007.  Subsequent to out-licensing the DOS program to Presidio, the Company completed the disposition of certain assets (primarily lab equipment) associated with the DOS program during 2008, with $327,000 in proceeds from disposals of those assets in 2008. As of December 31, 2008 and 2007, there were no assets held for sale.

c.	Depreciation totaled $28,000, $94,000 and $229,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 6 - EMPLOYEE SEVERANCE OBLIGATIONS

a.	The Company

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

The Company may only utilize the severance pay funds in the insurance policies for the purpose of disbursement of severance.

b.	The Subsidiary and XTL Development

The severance obligations of the Subsidiary are calculated based upon applicable employment and related agreements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 6 - EMPLOYEE SEVERANCE OBLIGATIONS (continued)

c.	Severance

Gain (loss) on employee severance pay funds in respect of employee severance obligations totaled ($4,000), $2,000 and $1,000 for the years ended December 31, 2008, 2007 and 2006, respectively. See also Note 10 – Restructuring, regarding severance expenses incurred in 2008.

d.	Cash flow information regarding the Company’s liability for employee rights upon retirement

For the years ended December 31, 2008, 2007 and 2006, the Company contributed to insurance companies, in respect of its severance obligations to its Israeli employees, $35,000, $57,000 and $82,000, respectively, and expects to contribute, in 2009, $15,000 to insurance companies in respect of its severance obligations to its Israeli employees.

NOTE 7 - SHAREHOLDERS’ EQUITY

a.	Share Capital and Warrants

As of December 31, 2008, American Depositary Receipts, representing the Company’s ordinary shares (“ADRs”), trade on the NASDAQ Capital Market, with each ADR representing ten ordinary shares. As of December 31, 2008, the Company’s ordinary shares are also traded on the Tel Aviv Stock Exchange (“TASE”).  On October 31, 2007, the Company's ordinary shares were delisted from the London Stock Exchange (“LSE”), pursuant to the October 2, 2007 vote at the Company’s extraordinary general meeting of shareholders.

On October 2, 2007, the registered share capital of the Company was increased to 500,000,000 ordinary shares, NIS 0.02 nominal value each, from 300,000,000 ordinary shares, NIS 0.02 nominal value each, pursuant to the vote at the Company’s extraordinary general meeting of shareholders.

On August 15, 2008, the Company filed a shelf registration statement on Form F-3 with the SEC that was declared effective by the SEC on September 11, 2008. When legally in effect, the registration statement provides for the offering of up to 80 million ordinary shares, which can be offered from time to time in response to market conditions or other circumstances. Due to SEC rules, the Company may no longer utilize the shelf registration statement described in this paragraph.

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

As of December 31, 2008, 2007 and 2006, no warrants have been exercised and no warrants have been cancelled. The Company used the Black & Scholes fair value option pricing model to value the warrants issued in 2006. The following assumptions under this method were used: expected volatility of 48%; risk-free interest rate (in dollar terms) of 4.8%; dividend yield of 0%; and expected life of 4.8 years. The fair value of the warrants issued was $0.22 per warrant, and was recorded as additional paid-in capital.

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

As of December 31, 2008, the Company has granted to employees, directors and consultants options that are outstanding to purchase up to 30,825,178 ordinary shares, under the four remaining share option plans discussed below and pursuant to certain grants apart from these plans also discussed below.

(a)	1998 Share Option Plan
Under a share option plan established in 1998 (“the 1998 Plan”), the Company granted options to employees during 1998. All of the options granted under this plan expired during the year ended December 31, 2008. There are no options available for grant under this plan.

(b)	1999 Share Option Plan
Under a share option plan established in 1999 (“the 1999 Plan”), the Company granted options to employees during 1999, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 4,200 are outstanding and exercisable as of December 31, 2008, at an exercise price of $0.497 per ordinary share. The option term is for a period of 10 years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. There are no options available for grant under this plan.

(c)	2000 Share Option Plan
Under a share option plan established in 2000 (“the 2000 Plan”), the Company granted options to employees during 2000, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 89,800 are outstanding and exercisable as of December 31, 2008, at an exercise price of $1.10 per ordinary share. The option term is for a period of 10 years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. There are no options available for grant under this plan.

(d)	2001 Share Option Plan
Under a share option plan established in 2001 (“the 2001 Plan”), the Company has granted options during 2001-2008, at an exercise price between $0.106 and $0.931 per ordinary share. Up to 11,000,000 options were available to be granted under the 2001 Plan, of which 7,446,177 are outstanding as of December 31, 2008. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The option term is for a period of 10 years from the grant date. The options vest over a three to four year period. As of December 31, 2008, 3,681,952 options are fully vested. As of December 31, 2008, the remaining number of options available for future grants under the 2001 Plan is 2,872,273.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(e)	Non-Plan Share Options
In addition to the options granted under the Company’s share option plans, there are 23,285,001 outstanding options, and 10,725,010 exercisable options, as of December 31, 2008, which were granted by the Company to employees, directors and consultants not under an option plan during 1997-2008. The options were granted at an exercise price between $0.198 and $2.110 per ordinary share. The options expire between 2009 and 2018.

2)	The following table summarizes options granted to employees and directors under the Company's stock option plans, as discussed above:

	Year ended December 31
	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
		$		$		$

Balance outstanding at beginning of year	28,434,947	0.62	32,475,238	0.63	24,268,975	0.59
Changes during the year:
Granted[1]	9,565,300	0.26	9,620,000	0.36	11,740,000	0.70
Exercised[2]	(32,833)	0.11	(45,416)	0.11	(277,238)	0.35
Cancelled	—	—	(9,250,000)	0.35	—	—
Reclassified[3]	—	—	—	—	(125,000)	0.25
Expired	(4,523,822)	0.62	(3,947,536)	0.70	(2,074,505)	0.60
Forfeited	(3,259,441)	0.41	(417,339)	0.60	(1,056,994)	0.57

Balance outstanding at year end[4]	30,184,151	0.53	28,434,947	0.62	32,475,238	0.63

Balance exercisable at year end[4]	14,084,935	0.59	12,477,311	0.72	14,145,370	0.72

[1]
In 2008, the exercise price of the options granted to employees and directors was equal to the share price on the grant date. In 2007, the exercise price of the options granted to employees and directors was greater than, equal to, or less than the share price on the grant date (see (b) and (c) below). In 2006, the exercise price of options granted to directors was equal to or less than the share price on the grant date (see (a) and (c) below).

[2]	The total intrinsic value of options exercised during 2008, 2007 and 2006 was $12,000, $14,000 and $167,000, respectively.
[3]
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

[4]	The aggregate intrinsic value as of December 31, 2008 is $0 for outstanding options, and $0 for exercisable options.

The following table summarizes information about stock options granted to employees and directors outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$0.100-$0.299	4,878,301	9.5	$0.206	3,344,420	9.4	$0.198
$0.300-$0.399	14,195,559	1.7	$0.347	5,153,834	1.5	$0.349
$0.400-$0.499	54,200	2.3	$0.497	54,200	2.3	$0.497
$0.500-$0.699	2,170,291	2.7	$0.600	1,507,791	2.1	$0.600
$0.700-$0.899	7,199,400	7.1	$0.776	2,338,290	6.8	$0.781
$0.900-$1.100	411,400	0.9	$0.968	411,400	0.9	$0.968
$2.110	1,275,000	1.7	$2.110	1,275,000	1.7	$2.110
	30,184,151	4.3	$0.528	14,084,935	4.3	$0.590

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(a)
In December 2007, the Company canceled 9,250,000 options that were granted to its then Chairman of the Board (the “Chairman”) in August 2005, at an exercise price of $0.354 per share (the “Original Options”), and granted to the Chairman 9,250,000 options (the “New Options”) on the exact same remaining terms and conditions as the Original Options (including the remainder of the exercise period of the Original Options), with the exception of the exercise price, which is equal to $0.36 per option (a price greater than the closing price on the date of grant of the New Options). Since the exercise price of the New Options are greater than the exercise price of the Original Options and were granted on the exact same remaining terms and conditions, in accordance with SFAS 123R, no incremental compensation cost is recognized and the compensation cost continues to be recognized according to the Original Options as described below. As of December 31, 2008, 3,083,333 options that were granted to the Chairman are vested (the first market condition milestone was reached and therefore 1/3 of the options were vested). With the resignation of the Chairman in March 2009, the remaining unvested options were forfeited in 2009 (see also Note 13 – Subsequent Events).

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

In August 2005, the Company’s shareholders granted one of its non-executive directors, options to purchase a total of 2,000,000 ordinary shares at an exercise price equal to $0.354 per ordinary share (which was below market price on the date of grant). These options were exercisable for a period of five years from the date of issuance, and were granted under the same terms and conditions as the 2001 Plan. The options were to  vest upon achievement of certain market conditions (in each case, 1/3 of the options will vest upon achievement of a certain market condition). As of December 31, 2008, 666,667 options that were granted to one of the Company's non-executive directors were vested (the first market condition milestone was reached and therefore 1/3 of the options were vested). With the resignation of the non-executive director in November 2008, the remaining unvested options were forfeited, and the remaining vested portion expired in February 2009. The compensation expenses were amortized using the accelerated method.

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

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(b)
In March 2006, the Company’s board of directors granted the Company's Chief Executive Officer (“CEO”) options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per ordinary share (closing price of the Company’s ADRs on last trading day prior to official appointment, divided by ten; closing price of the Company’s ADRs on grant date, divided by ten was $0.784). These options are exercisable for a period of 10 years from the date of issuance, and granted under the same terms and conditions as the 2001 Plan.  Of these, 2,333,334 options shall vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of the options shall vest upon achievement of certain market conditions or performance conditions (2,333,333 of the options shall vest upon achievement of a certain market capitalization or working capital condition and 2,333,333 of the options shall vest upon achievement of another market capitalization or working capital condition). In addition, in the event of a merger, acquisition or other change of control or in the event that the Company terminates the CEO, either without cause or as a result of his death or disability, or he terminates his agreement for good reason, the exercisability of any of the options granted to him that are unexercisable at the time of such event or termination shall accelerate and the time period during which he shall be allowed to exercise such options shall be extended by two years from the date of the termination of his agreement. Additionally, the Company’s board of directors shall have the discretion to accelerate all or a portion of the CEO’s options at any time. As of December 31, 2008, 2,138,890 of the options granted to the CEO have vested. The compensation expenses for the options that vest upon achievement of certain market conditions or performance conditions are amortized using the accelerated method. Upon the imminent departure of the CEO, the unvested market and performance condition options shall be forfeited.

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

(c)
In October 2008, the Company’s shareholders granted options to directors to purchase 4,700,000 ordinary shares, at an exercise price equal to $0.198 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten) of which 2,916,668 options were vested immediately on issuance. The options are exercisable for a period of ten years from date of grant.

In August 2008, the Company granted options to a non-executive director to purchase 20,000 ordinary shares, at an exercise price equal to $0.368 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). The options are exercisable for a period of ten years from date of grant.

In July 2008, the Company’s shareholders granted options to a non-executive director to purchase 300,000 ordinary shares, at an exercise price equal to $0.350 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). The options are exercisable for a period of ten years from date of grant.

In March 2008, the Company’s board of directors granted options to an employee to purchase a total of 250,000 ordinary shares at an exercise price equal to $0.319 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). These options are exercisable for a period of 10 years from the date of issuance, and were granted under the Company’s 2001 Plan.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

In January 2008, the Company’s board of directors granted options to its employees to purchase a total of 4,295,300 ordinary shares at an exercise price equal to $0.315 per ordinary share (a price equal to the closing price of the Company’s ADRs on the grant date, divided by ten). These options are exercisable for a period of 10 years from the date of issuance, and were granted under the Company’s 2001 Plan.

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

The Company used a Black & Scholes model as the fair value option pricing model for the service condition awards described above. The following assumptions under this method were used for the stock options granted during the years ended December 31, 2008, 2007 and 2006: weighted average expected volatility of: 72%, 51% and 48%, respectively; weighted average risk-free interest rates (in dollar terms) of 2.4%, 4.6% and 5.0%, respectively; dividend yield of 0%, respectively; and weighted average expected life of 3.7, 6.0 and 5.7 years, respectively. The weighted average fair value of options granted during the years ended December 31, 2008, 2007 and 2006 using the model was $0.13, $0.20 and $0.27 per option, respectively.

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

(d)
For the years ended December 31, 2008, 2007 and 2006, non-cash compensation relating to options granted to employees and directors was $1,885,000 (of which $78,000 was charged to research and development costs, $1,722,000 was charged to general and administrative expenses and $85,000 was charged to business development costs), $1,934,000 (of which $134,000 was charged to research and development costs, $1,778,000 was charged to general and administrative expenses and $22,000 was charged to business development costs), and $2,173,000 (of which $170,000 was charged to research and development costs, $1,990,000 was charged to general and administrative expenses and $13,000 was charged to business development costs), respectively.  The total compensation costs related to nonvested awards not recognized as of December 31, 2008 was $2,469,000, and the weighted average period over which it is expected to be recognized is 1.3 years.

3)
The following table summarizes options granted to consultants (including consultants and members of the scientific advisory board and other third-party service providers) under the Company's stock option plans, as discussed above:

	Year ended December 31
	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
		$		$		$
Balance outstanding at beginning of year	732,708	0.35	760,000	0.31	525,000	0.33
Changes during the year:
Granted[1]	360,000	0.31	150,000	0.37	120,000	0.29
Exercised	(117,708)	0.25	—	—	—	—
Reclassified[2]	—	—	—	—	125,000	0.25
Expired	(150,000)	0.20	—	—	(10,000)	0.50
Forfeited	(183,973)	0.34	(177,292)	0.20	—	—
Balance outstanding at year end[3]	641,027	0.38	732,708	0.35	760,000	0.31
Balance exercisable at year end[3]	416,027	0.42	507,708	0.35	448,334	0.36

[1]	The options exercise price was equal to the share price on the grant date.
[2]
In 2006, a former employee was engaged by the Company as a consultant. The options that were granted to that former employee have been reclassified from options to an employee to options to a consultant.

[3]	The aggregate intrinsic value as of December 31, 2008 is $0 for outstanding options, and $0 for exercisable options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise price
0.100-0.299	57,056	1.0	$0.286	57,056	1.0	$0.286
0.300-0.399	388,971	7.2	$0.322	163,971	4.6	$0.331
0.500-0.699	195,000	3.0	$0.538	195,000	3.0	$0.538
	641,027	5.4	$0.384	416,027	3.4	$0.422

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued)

(a)
The Company used the Black & Scholes fair value option pricing model. The following assumptions under this method on grant date were used in 2008: weighted average expected volatility of 67%; weighted average risk-free interest rates (in dollar terms) of 2.8%, dividend yield of 0%, and weighted average expected life of 3.8 years. The weighted average fair value of options granted during the year using the model was $0.16 per option. The following assumptions under this method on grant date were used in 2007: weighted average expected volatility of 51%; weighted average risk-free interest rates (in dollar terms) of 4.5%; dividend yield of 0%; and weighted average expected life of 3.0 years. The weighted average fair value of options granted during the year using the model was $0.14 per option. The following assumptions under this method on grant date were used in 2006: weighted average expected volatility of 49%; weighted average risk-free interest rates (in dollar terms) of 4.6%; dividend yield of 0%; and weighted average expected life of 4.5 years. The weighted average fair value of options granted during the year using the model was $0.13 per option.

(b)
For the years ended December 31, 2008, 2007 and 2006, non-cash compensation relating to options granted to consultants were $13,000 (of which $0 was charged to research and development costs, $13,000 was charged to general and administrative expenses and $0 was charged to business development costs), $13,000 (of which $7,000 was charged to research and development costs, $6,000 was charged to general and administrative expenses and $0 was charged to business development costs), and $7,000 (of which $3,000 was charged to research and development costs, $2,000 was charged to general and administrative expenses and $2,000 was charged to business development costs), respectively.  The total compensation costs related to nonvested awards not recognized as of December 31, 2008 was $0, and the weighted average period over which it is expected to be recognized is 0 years.

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

In accordance with the terms of the license agreement with DOV, XTL Development will make milestone payments of up to $126.5 million, in cash and/or ordinary shares of the Company over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine. In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result the Company ceased development of Bicifadine.

XTL Development is also committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction (see also Note 2).

The VivoQuest license agreement provides for milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at the Company's election. In addition, the license agreement requires that we make royalty payments on product sales. Pursuant to the Company's out-licensing agreement, Presidio is obligated to pay the Company for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement (see also Note 3).

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

In March 2008, all of the closing conditions related to the termination of the Research and License agreement dated April 7, 1993, as amended between Yeda and the Company were completed. As the per termination agreement, Yeda assumed all of the Company's contingent liabilities related to the Office of the Chief Scientist of the Government of Israel (the “OCS”). As of December 31, 2007, the maximum amount of the contingent liability in respect of royalties related to those projects to the OCS was $17,426,000. As of December 31, 2008, there were no further contingent liability owed to the OCS.

b.	Operating lease commitments

1)
The Company leases its office space in Israel and the United States under lease agreements that expire through 2009. Future minimum rental payments under these agreements are $440,000 in 2009 (See also Note 13 – Subsequent Events).

To secure the lease agreement in Israel, the Company provided a bank guarantee in the amount of $68,000 linked to the Israeli Consumer Price Index (“CPI”). As of December 31, 2008, the guarantee is secured by a pledge on restricted deposits amounting to $71,000 (December 31, 2007 - $61,000), renewing automatically on a quarterly and semi-annual basis at a weighted average rate of 2.1%, which is included in the balance sheet as restricted deposits.

Rental expenses for the years ended December 31, 2008, 2007 and 2006 were $500,000, $607,000 and $755,000, respectively.

2)
The Company leases two vehicles under the terms of certain operating lease agreements that expire in 2010, aggregating $24,000 ($17,000 in 2009 and $7,000 in 2010). Vehicle lease expense for the years ended December 31, 2008, 2007 and 2006 were $26,000, $15,000 and $41,000, respectively.

NOTE 9 - INCOME TAXES

a.	The Company

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, adjusted according to changes in the Israeli consumer price index (hereinafter the “CPI”).  Through December 31, 2007, the Company was taxed under this law. Results for tax purposes were measured on a real basis and were adjusted to reflect the increase in the Israeli CPI. As explained in Note 1b, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on an annual and cumulative basis, causes a difference between taxable income and income reflected in these financial statements (see also Note 1j).

Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the Amendment), the provisions of the Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the company through the end of the 2007 tax year.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

Tax rates in Israel applicable to income

For the years ended December 31, 2008, 2007, and 2006, the corporate rates were 27%, 29% and 31%, respectively. The corporate tax rates thereafter are as follows: 2009 – 26% and for 2010 and thereafter – 25%.

US Federal Income Tax Consequences

As of December 31, 2008, the Company had a “permanent establishment” in the US, which began in 2005 due to the residency of the former Chairman of the Board of Directors and the Chief Executive Officer in the US.  Any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if the Company was a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if the Company had income attributable to the permanent establishment in the US, the Company may be subject to an additional branch profits tax of 30% on its US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless the Company qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  The Company would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax. As of the signing date of the these financial statements, there was a change in the Company’s Board and senior management composition, such that the residence of the Company’s newly appointed Chairman of the Board and its Co-Chief Executive Officer were outside of the United States as of the end of the first quarter of 2009.

As of December 31, 2008, the Company did not earn any taxable income for US federal tax purposes.  If the Company eventually earns taxable income attributable to its US permanent establishment, the Company would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment, subject to limitation in the case of shifts in ownership of the Company, e.g. a planned offering or capital raise, resulting in more than 50 percentage point change over a three year lookback period.  For the year ended December 31, 2008, the Company was subject to a State franchise tax of $10,000 in regards to the permanent establishment.

b.	The Subsidiary and XTL Development

The Subsidiary and XTL Development are each taxed according to US tax laws.

c.	Current tax losses for tax purposes

1)	Company

Israeli income tax of the Company is computed on the basis of the income in Israeli currency as determined for statutory purposes. The Company has incurred losses for tax purposes from inception. The loss carryforwards for tax purposes as of December 31, 2008 are approximately $153.5 million, which may be offset against future taxable income generated from a business, (including capital gains from the sale of assets used in the business) with no expiration date. However, any income attributable to the “permanent establishment” in the US would be subject to US corporate income tax and, possibly, branch profit taxes.  If this is the case, the Company may not be able to utilize any of the accumulated Israeli loss carryforwards as of December 31, 2008, since these losses were not attributable to the US permanent establishment.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

2)	Subsidiary and XTL Development

The Subsidiary and XTL Development are taxed under applicable US tax laws. The Subsidiary is remunerated under a cost plus agreement with the Company. The Subsidiary and XTL Development will file consolidated returns for US federal income tax purposes. Because the group consisting of the Subsidiary and XTL Development has incurred net operating losses for 2008, the group will file a carryback claim for those losses to the year ended December 31, 2004 in order to receive a refund for US federal income taxes paid for that year. Similarly, because the group consisting of the Subsidiary and XTL Development had incurred net operating losses for 2007, the group filed a carryback claim for those losses to the years ended December 31, 2006 and 2005, and in 2008 received a refund for US federal income taxes paid for those years. These refunds are reflected on the Company’s consolidated balance sheet in “other receivables and prepaid expenses.”

Prior to 2007, the Subsidiary had incurred taxable income and recorded tax expenses. As of December 31, 2008, Subsidiary and XTL Development have consolidated net operating losses of $13.4 million, expiring through 2028.

The following tables summarize the taxes on income for the Company and its subsidiaries for 2008, 2007 and 2006:

	2008		2007		2006
	($ in thousands)		($ in thousands)		($ in thousands)
	Company	Subsidiaries[1]	Company	Subsidiaries[1]	Company	Subsidiaries[1]

Net loss (income) before income taxes	514	8,763	10,354	14,791	15,363	(458)
Income taxes (benefit)	10	(41)	—	(206)	—	227
Net loss (income) for the year	524	8,722	10,354	14,585	15,363	(231)

[1]Subsidaries include Subsidiary and XTL Development for the years ended December 31, 2008 and 2007, and includes Subsidiary for the year ended December 31, 2006.

	2008	2007	2006
Subsidiaries[2]	($ in thousands)
Income taxes for the reported year:
Current	(41)	(254)	275

Deferred (in respect of the reporting period)	—	48	(48)
	(41)	(206)	227
2Subsidiaries include Subsidiary and XTL Development for the years ended December 31, 2008 and 2007, and includes Subsidiary for the year ended December 31, 2006.

d.	Deferred income taxes

The composition of the deferred tax assets at balance sheets dates are as follows:

	December 31, 2008	December 31, 2007
	($ in thousands)
Deferred tax assets:
In respect of tax loss carryforwards	43,818	38,003
Research and development	749	2,206
Intangible assets due to different amortization methods	2,778	2,890
Stock appreciation rights compensation	3	624
Property and equipment	56	63
Employee related provisions	889	380
Other temporary differences	8	3
Net deferred tax asset, excluding valuation allowance	48,301	44,169
Less valuation allowance	(48,301)	(44,169)
Net deferred tax assets	$—	$—

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 9 - INCOME TAXES (continued)

The changes in the valuation allowances for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	($ in thousands)
Balance at the beginning of the year	44,169	32,700	25,239
Change during the year	4,132	11,469	7,461
Balance at end of year	48,301	44,169	32,700

e.	Reconciliation of the theoretical tax expense to actual expense

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see a. above), and the actual tax expense:

	2008	2007	2006
	($ in thousands)
Loss before income taxes as reported in the consolidated statement of operations	9,277	25,145	14,905
Computed “expected” tax benefit	(2,505)	(7,292)	(4,621)
Increase (decrease) in income taxes resulting from:
Change in the balance of the valuation allowance for deferred tax assets allocated to income tax expense (mainly in respect of carryforward tax losses)	4,132	11,469	7,461
Permanent differences	405	761	1,284
Differences in the basis of measurement for tax purposes (Israeli CPI) and for financial reporting purposes (dollar) and other	(1,450)	(4,404)	(3,911)
Effect of foreign operations	(613)	(740)	14
Income taxes as reported	(31)	(206)	227

f.	Tax assessments

1)	Income taxes

The Company files income tax returns in Israel. The Company received tax assessments for the years up to and including the 1998 tax year. The Company’s tax returns until 2004 are considered final.

The Company and Subsidiary have filed income tax returns in the US federal jurisdiction and in various states. The Company files US income tax returns since it had a permanent establishment in the US, which began in 2005. For Subsidiary tax returns, the general three year statute of limitations has expired for years prior to and including 2004. Tax years 2005 through 2008 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process, and the Company and Subsidiary have not been audited for tax purposes since incorporation.

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

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 10 - RESTRUCTURING

During the first half of 2008, the Company terminated the employment of 11 research and development employees in the DOS program, which was out-licensed to Presidio in 2008. As a result, the Company incurred a charge of $191,000 in research and development during 2008 related to employee dismissal costs, all of which were paid in 2008.

In December 2008, the Company implemented a restructuring plan following the failure of the Bicifadine Phase 2b clinical trial. The Company notified nine of its remaining employees (six in research and development, two in general and administrative and one in business development) that they will be terminated, representing approximately 75% of its remaining workforce. In addition, in December 2008, the Company announced that its Chief Executive Officer would be departing the Company in 2009. The remaining employees were tasked with seeking potential assets or a company to merge into XTL, or for assisting in the liquidation and/or disposition of XTL’s remaining assets. As a result, the Company took a charge of $420,000 in 2008 relating to employee dismissal costs, $110,000 of which was included in research and development costs, $305,000 of which was included in general and administrative expenses and $5,000 was included in business development expenses.

As of December 31, 2008, 5 employees left the Company under the 2008 Restructuring and $0 of dismissal costs were paid. As of December 31, 2008 approximately $420,000 in employee dismissal obligations were included in liability in respect to employee severance obligations, which were all subsequently paid in the first quarter of 2009.

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Short-term bank deposits

There were no short-term bank deposits as of December 31, 2008. For the year ended December 31, 2007, the short-term deposits were denominated in dollars and bore a weighted average annual interest rate of 4.89%.

b.	Other receivables and prepaid expenses:

	December 31
	2008	2007
	($ in thousands)

Prepaid expenses (research and development)	73	440
Prepaid expenses (general and administrative)	138	113
Value added tax authorities	69	21
Interest receivable	**	61
Income taxes receivable	49	270
Other	25	19
	354	924

 ** Represents an amount less than $1,000

c.	Accrued expenses:

Accrued expenses	899	1,116
Accrued compensation and related liabilities	159	549
	1,058	1,665

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

d.	Financial and other income - net

				March 9, 1993
	Year ended December 31			to December 31,
	2008	2007	2006	2008
	($ in thousands)

Interest income	317	668	1,058	11,271
Interest expense	(3)	(4)	—	(381)
Foreign exchange differences-gain (loss)	14	(10)	2	(1,751)
Gain (loss) from trading securities*	—	(48)	2	(47)
Other income*	—	—	100	100
Other expense	(14)	(16)	(21)	(4)
	314	590	1,141	9,188

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

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Linkage terms of balances in non-dollars currency

1)	As follows:
	December 31, 2008
	Israeli currency	Other
	Unlinked
	($ in thousands)

Assets	97	2
Liabilities	161	2

The above balances do not include Israeli currency balances linked to the dollar.

2)	Data regarding the changes in the exchange rate of the dollar and the Israeli CPI:

	Year ended December 31
	2008	2007	2006

Devaluation (evaluation) of the Israeli currency against the dollar	(1.1)%	(9.0)%	(8.2)%
Changes in the Israeli CPI	3.8%	3.4%	(0.1)%
Exchange rate of one dollar (at end of year)	NIS 3.802	NIS 3.846	NIS 4.225

b.	Concentration of credit risks

Most of the Company’s cash and cash equivalents and bank deposits at the balance sheet dates were deposited with Israel or Israel-related banks.  The Company is of the opinion that the credit risk in respect of those balances is remote.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)
NOTE 13 - SUBSEQUENT EVENTS

On April 6, 2009, the Company's wholly owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989.  The Company believes that the notice provided a clear indication of the termination of XTL Biopharmaceuticals, Inc.’s  obligations under the lease, effective as of the date of the notice.  In addition, XTL Biopharmaceuticals, Inc. informed Suga Development that upon receipt of the notice, they should use their best effort to re-rent the premises and to mitigate any damages. There can be no assurance that the landlord will not dispute the termination of the lease, and attempt to hold XTL Biopharmaceuticals, Inc. responsible for the full amount of all future unpaid lease payments, approximately $335,000.

On March 18, 2009, the Company announced that it had entered into an asset purchase agreement with Bio-Gal Ltd, a Gibraltar private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of  their quality of life. In accordance with the terms of the asset purchase agreement, XTL will issue Bio-Gal Ltd. ordinary shares representing just under 50% of the then current issued and outstanding share capital of the Company. In addition, XTL will make milestone payments of approximately $10 million in cash upon the successful completion of a Phase 2 clinical trial.  The Company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-Gal Ltd in lieu of such milestone payment. XTL is also obligated to pay 1% royalties on net sales of the product.  The closing of the transaction is subject to certain conditions including XTL’s and Bio-Gal’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009. The Company is currently evaluating the impact of the transaction on its financial results.

On March 18, 2009, at an Extraordinary General Meeting (the "Meeting"), a new slate of board members was elected to the Company’s Board of Directors.  Following the first Meeting, the Company’s former Board members all resigned from XTL's Board of Directors.

As a result of the resignation of the former directors, 1,443,874 options that were granted to the former directors in 2008 were forfeited, and the remaining 3,576,126 vested options granted to the former directors in 2008 will expire three months thereafter. Similarly, with the resignation of the Company’s former Chairman on March 18, 2009, 3,083,333 options that were granted to him in December 2007 at an exercise price of $0.36 per option will expire three months thereafter and the remaining 6,166,667 unvested options granted to him in December 2007 at an exercise price of $0.36 per option were forfeited.

In addition, the Company’s shareholders approved the following resolutions at the Meetings:

1.	THAT the share capital of the Company be consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value shall be consolidated into one (1) share of NIS 0.1 nominal value.

2.
THAT the registered share capital of the Company be increased from NIS 10,000,000 divided into 100,000,000 ordinary shares, NIS 0.1 nominal value, to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.1 nominal value.

3.	THAT the ADR ratio be amended from one (1) ADR representing two (2) ordinary shares, NIS 0.1 nominal value, to one (1) ADR representing twenty (20) ordinary shares, NIS 0.1 nominal value.

With the approval of the shareholders, the Company will take the necessary steps to implement and effect the reverse split, increase in registered share capital and the ratio change of the Company's ADRs.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements (continued)

NOTE 13 - SUBSEQUENT EVENTS (continued)

On January 27, 2009, the Company received a Staff Determination Letter (the "Letter") from The Nasdaq Stock Market ("Nasdaq") notifying the Company that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that the Company's American Depository Shares ("ADRs") would be delisted from Nasdaq. The Letter further stated that Nasdaq would suspend trading in the Company's ADRs at the opening of trading on February 5, 2009 and then file a Form 25-NSE with the Securities and Exchange Commission ("SEC") to deregister the Company's ADRs, unless the Company appeals Nasdaq's delisting determination. Nasdaq's determination to delist the ADRs was based on Nasdaq's belief that the Company was a public shell and that the Company does not meet the stockholder's equity requirement or any of its alternatives. The Letter also indicated that, in accordance with the procedures set out in Marketplace Rule 4800 Series, the Company would have seven (7) calendar days, or until February 3, 2009, to appeal the delisting from Nasdaq to a Listing Qualifications Panel. On February 3, 2009, the Company appealed the determination by the Nasdaq Listing Qualification Staff to delist the Company’s American Depository Shares from the Nasdaq Capital Market.  On March 19, 2009, the Company participated in an oral hearing before the Nasdaq Hearings Panel (the “Panel”). Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing. At the hearing, the Company presented its plan to remedy its “public shell” determination and for future compliance with all other applicable Nasdaq listing requirements.