Form 20-F
period 2009-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2010-06-30
CIK 1023549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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
Chief Executive Officer
Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
Tel: +972-3-612-7011
Fax: +972-8-930-0659

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing	None
two Ordinary Shares, par value NIS 0.1
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

11,913,805 American Depositary Shares	58,561,065 Ordinary Shares

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act).  (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
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

PART I

Unless the context requires otherwise, references in this report to “XTL,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd. and our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc.  We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with International Financial Reporting Standards, or IFRS. All references herein to "dollars" or "$" are to US dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2009, 2008, 2007, 2006 and 2005. We have derived the selected financial data for the fiscal years ended December 31, 2009, 2008 and 2007, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Until 2009, we have presented our financial statements using the accounting standards and principles as set forth under United States Generally Accepted Accounting Principles ("US GAAP"). For 2009, we prepared our first set of consolidated financial statements in accordance with IFRS, effective January 1, 2007. The selected financial data for the fiscal years ended as of December 31, 2009, 2008 and 2007 are presented in accordance with IFRS. The selected financial data for the fiscal years ended as of December 31, 2006 and 2005 are presented in accordance with US GAAP and have been derived from our consolidated financial statements that are not included in this annual report. The information presented below in IFRS for the fiscal years ending 2009, 2008 and 2007 is not comparable to the information presented in US GAAP for the fiscal years ending 2006 and 2005. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

In accordance with IFRS:

Consolidated Statements of Comprehensive income:
	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands (except per share data)

Revenues	-	5,940	907
Cost of revenues	-	1,841	110

Gross profit	-	4,099	797

Research and development costs	-	11,722	11,500
General and administrative expenses (income)	(2,429)*)	3,937	7,596
Impairment loss of intangible asset	-	7,500	-
Other gains (losses), net	139	288	(8)

Operating income (loss)	2,568	(18,772)	(18,307)

Finance income	6	331	668
Finance costs	10	17	30

Financial income (costs), net	(4)	314	638

Income (loss) before taxes on income	2,564	(18,458)	(17,669)
tax benefit	(23)	(31)	(206)

Net income (loss) for the year attributable to equity holders of the parent	2,587	(18,427)	(17,463)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	0.044	(0.315)	(0.382)

Weighted average number of issued ordinary shares **)	58,561,065	58,553,864	45,698,564

*)	Including reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 16b to the financial statements.

**)	After taking into account the capital consolidation effected on June 22, 2009 (see note 16a(2) to the financial statements).

Consolidated Statements of Financial Position Data:
	As of December 31,
	2009	2008	2007
	U.S. dollars in thousands
Cash, cash equivalents, bank deposits and trading and marketable securities	412	2,924	12,977
Working capital	(151)	1,433	8,532
Total assets	715	3,402	23,378
Long term obligations	-	-	131
Total shareholders' equity	7	1,474	17,878

In accordance with US GAAP:

Statements of Operations Data:
	Year ended December 31,
	2006	2005
	U.S. dollars in thousands (except per share data)

Revenues:
Reimbursed out-of-pocket expenses	-	2,743
License	454	454
	454	3,197
Cost of revenues:
Reimbursed out-of-pocket expenses	-	2,743
License	54	54
	54	2,797

Gross profit	400	400

Research and development	10,229	7,313
In-process research and development	-	1,783
General and administrative expenses	5,576	5,457
Business development costs	641	227

Operating loss	(16,046)	(14,380)

Financial and other income, net	1,141	443
Income taxes	(227)	(78)

Loss for the period	(15,132)	(14,015)

Basic and diluted loss per share (in U.S. dollars) **)	(0.375)	(0.412)

Weighted average number of issued ordinary shares **)	40,347,459	34,024,601

**)	After taking into account the capital consolidation effected on June 22, 2009 (see note 16a(2) to the financial statements).

Balance Sheet Data:
	As of December 31,
	2006	2005
	U.S. dollars in thousands
Cash, cash equivalents, bank deposits and trading and marketable securities	25,347	13,360
Working capital	22,694	11,385
Total assets	26,900	15,151
Long term obligations	738	1,493
Total shareholders' equity	22,760	11,252

Acquisition of the use patent on Erythropoietin

On March 18, 2009, we entered into an asset purchase agreement with Bio-Gal Ltd. (hereinafter "Bio-Gal"), a private company, for the rights to a use patent on Recombinant Erythropoietin, or rHuEPO, for the treatment of multiple myeloma, or MM. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL shall acquire all the issued and outstanding share capital of XTEPO Ltd. (a special purpose company that was established by Bio-Gal's shareholders who also transferred Bio-Gal's intellectual property rights on rHuEPO and will raise by way of a private placement approximately $1.5 million) (hereinafter "XTEPO"). We intend to develop rHuEPO for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. In the United States alone, there are approximately 56,000 people living with MM, with about 20,000 new cases diagnosed annually, making MM the second most prevalent blood cancer.

In accordance with the terms of the amended asset purchase agreement, we will issue to XTEPO's shareholders approximately 133 million ordinary shares representing 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda Research and Development Company Ltd. ("Yeda") upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO of a minimum amount of $2 million at any time after the completion of the Phase 2. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement, of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010.

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

Risks Related to Our Business

We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2009, we had an accumulated deficit of approximately $141.2 million. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. We are aware that other companies are planning clinical trials that will seek to enroll patients with the same diseases and stages as we are studying. In addition, the multi-national nature of our studies adds another level of complexity and risk as the successful completion of those studies is subject to events affecting countries outside the United States. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

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

Our drug candidates and technologies are either in preclinical or clinical stages. Specifically, subject to the completion of the Bio-Gal transaction (See “Item 10. Additional Information – Material Contracts”), our lead product candidate, Recombinant Erythropoietin (rHuEPO), is planned for a Phase 1-2 clinical program and the Diversity Oriented Synthesis, or DOS program has not yet been tested in humans. In order for our candidates to proceed to later stage clinical testing, they must show positive clinical or preclinical data. While Recombinant Erythropoietin (rHuEPO) has shown promising preclinical data and has also shown promising clinical observation data for the extension and improvement of the quality of life of Multiple Myeloma terminal patients prior to it being acquired by us, preliminary results of pre-clinical, clinical observations or clinical tests do not necessarily predict the final results, and promising results in pre-clinical, clinical observations or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing, which would materially impact our corporate strategy and our financial results may be adversely impacted.

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

Because all of our proprietary drug candidates and technologies are licensed to us by third parties, termination of these license agreements could prevent us from developing our drug candidates.

We do not own all of our drug candidates and technologies. We have acquired and/or licensed the rights, patent or otherwise, to our drug candidates from third parties. Specifically, we have acquired (through the acquisition of XTEPO and subject to the completion of the transaction, See “Item 10. Additional Information – Material Contracts”), the use patent on Recombinant Erythropoietin (rHuEPO) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life from Bio-Gal Ltd., who in turn licensed it from Mor Research Applications Ltd. and Yeda, both Israeli private corporations, and we have licensed DOS from VivoQuest, Inc. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development, collaboration and commercialization of our drug candidates or could require or result in litigation or arbitration, which could be time-consuming and expensive. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below.

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

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products including potential generic competition;

•	the level of off-label use of rHuEPO;

•	the availability of government or third-party payor reimbursement for our products;

•	the side effects or unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our and/or partners' sales, marketing and distribution efforts.

Specifically, (subject to the completion of Bio-Gal transaction) Recombinant Erythropoietin (rHuEPO), if successfully developed and commercially launched for the treatment of multiple myeloma, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

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

Our contract manufacturers will be required to produce our clinical drug candidates under strict compliance with current good manufacturing practices, or cGMP, in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

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

As of June 28, 2010, we had 3 full-time employees. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees.  The retention of their services cannot be guaranteed.

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

Specifically, as per the terms of our amended agreement with Bio-Gal Ltd. and XTEPO, we will be issuing approximately 133 million ordinary shares par value NIS 0.10. representing 69.44% of our then issued and outstanding ordinary share capital. It should be noted that the closing of the transaction is still subject to closing conditions that may not occur. (see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below).

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

We expect to use, rather than generate, funds from operations for the foreseeable future. Based on our current business plan and forecast, if we do not complete the Bio-Gal transaction or raise capital in the upcoming weeks, we will not be able to continue our operations as a going concern. Our current cash, cash equivalents and bank deposits, will provide us with sufficient resources to fund our operations through the upcoming weeks. Subject to the completion of the Bio-Gal transaction, we shall receive approximately $1.5 million through XTEPO (See “Item 10. Additional Information – Material Contracts”).

Additionally, our business depends on a number of factors, some of which are beyond our control. These factors include:

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

We will likely seek additional capital (excluding the funds from the Bio-Gal transaction) during the next couple of months through a rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount or method of any such financing. The global capital markets have been experiencing extreme volatility and disruption for more than twenty four months.  In recent months, the volatility and disruption has increased mainly due to the financial instability and debt of some European countries.  Given recent particularly adverse market conditions for small biotechnology companies, additional financing may not be available to us when we need it. We may also be forced to delay raising capital or bear an unattractive cost of capital.  If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technology. If we raise additional funds by selling ordinary shares, ADRs, or other securities, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us or at all.  If we are not able to raise capital in a timely manner, there is a material risk regarding our ability to continue as a going concern.

We may not be able to utilize our accumulated net losses owned by the Company in Israel and/or offsetting the tax liability of the Subsidiaries

We have had a “permanent establishment” in the United States, or US, which began in 2005 and ended in 2009 due to the residency of the former Chairman of our Board of Directors and our former Chief Executive Officer in the US, as well as other less significant contacts that we have had with the US. As a result, any income attributable to such US permanent establishment for the years 2005-2009 was subject to US corporate income tax in the same manner as if we were a US corporation. If this is the case, we may not be able to utilize any of the accumulated Israeli loss carryforwards mentioned in our notes to the 2009 financial statements since these losses were not attributable to the US permanent establishment. However, we would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income. As of December 31, 2009, we estimate that these US net operating loss carryforwards are approximately $23 million. These losses can be carried forward to offset future US taxable income, subject to certain limitations due to the shifts in ownership of XTL, that may result from the Bio-Gal transaction (See “Item 10. Additional Information – Material Contracts”) and subject to further limitations in case of a future offering or capital raise, resulting in more than 50 percentage point change over a three year lookback period, and expiring through 2029 . US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations. Currently we do not have any activity in the US subsidiaries. However, if the subsidiaries commence operations in the future, they will be subject to the tax rules mentioned above.

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

Subject to the completion of the Bio Gal transaction (See “Item 10. Additional Information – Material Contracts”) we plan to pursue patent protection in the US and in certain foreign countries relating to our development and commercialization of Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. A main use patent (United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer”) was submitted by Mor Research Applications Ltd., an Israeli corporation and Yeda Research and Development Company Ltd., an Israeli corporation, in April 1998 and PCT was filed in April 1999.  The patent was granted in the United States, certain countries in Western Europe, Israel, Japan, and Hong Kong. A patent application is pending in Canada. Currently, under the license agreement which is held by XTEPO, we will have exclusive worldwide rights to the above patent for the use of Recombinant Erythropoietin (“rHuEPO”) in multiple myeloma. See “Item 4. Information on the Company – Business Overview - Intellectual Property and Patents.” However, we cannot guarantee the scope of protection of any issued patents, or that such patents will survive a validity or enforceability challenge, or that any pending patent applications will issue as patents.

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

Based on our current business plan and forecast, if we do not complete the Bio-Gal transaction or raise capital in the upcoming weeks, we will not be able to continue our operations as a going concern. Our current cash, cash equivalents and bank deposits, will provide us with sufficient resources to fund our operations through the upcoming weeks. However, subject to the completion of the Bio-Gal transaction, we will receive approximately $1.5 million through XTEPO (See “Item 10. Additional Information – Material Contracts”).

Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.  In addition, pursuant to a license agreement with VivoQuest, Inc., or VivoQuest, a privately held biotechnology company based in the US, we licensed (in all fields of use) certain intellectual property and technology related to VivoQuest’s HCV program.  Pursuant to the license agreement, we may elect to issue up to an additional $34 million in ordinary shares to VivoQuest in lieu of cash upon achievement of certain milestones. In the future, we may also enter into additional arrangements with other third-parties permitting us to issue ordinary shares in lieu of certain cash payments.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

To date, we do not know of any shareholders holding 5% or more, which is the limit that requires reporting by the Israeli law.
However, following the closing of the XTEPO transaction, XTEPO's stockholders and their affiliates will hold approximately 70% (including their holdings prior to the Bio-GAL transaction) of our then outstanding ordinary shares. As a result, these persons/companies, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons/companies, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ADRs or ordinary shares.

Our ordinary shares and ADRs trade on more than one market, and this may result in price variations and regulatory compliance issues.

ADRs representing our ordinary shares are quoted on the Pink Sheets Market and our ordinary shares are traded on the Tel Aviv Stock Exchange, or TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US and Israel. Consequently, the effective trading prices of our shares on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Our ADRs are quoted on the Pink Sheets market, which may result in them being classified as "Penny Stock".

Our ADRs may become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our securities. If our ADRs were considered penny stock, the ability of broker-dealers to sell our ADRs and the ability of our shareholders to sell their ADRs in the secondary market would be limited and, as a result, the market liquidity for our ADRs would be adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future.

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

Our headquarters and some of our planned clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, Israel is facing political tension in its relationships with Turkey, Iran and other Arab neighbor countries. We cannot insure that the political and security situation will not impact our business,. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

Further, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

We have generated all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. Until 2008, substantial amount of our operating expenses were in US dollars (approximately 96% in 2008). Commencing from 2009 (after the failure of the Bicifadine clinical trial) the Company's head office moved back to Israel and thus the portion of our expenses in New Israeli Shekels ("NIS") has increased, mainly due to payment to Israeli employees and suppliers. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess the US Dollar as our functional currency. As a result, we could be exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may decide in the future to hold portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US dollar or that the timing of any devaluation may lag behind inflation in Israel.

It may be difficult to enforce a US judgment against us, our officers or our directors or to assert US securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers and our Israeli auditors, most of whom reside outside the US, may be difficult to obtain within the US. In addition, because substantially most of our assets and most of our directors and officers are located outside the US, any judgment obtained in the US against us or any of our directors and officers may not be collectible within the US. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a US court for monetary damages in civil matters may be enforced by an Israeli court. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, see “Item 10. Additional Information - Memorandum and Articles of Association - Enforceability of Civil Liabilities,” below.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently (subject to the completion of the Bio Gal transaction) for the treatment of multiple myeloma, or MM, and hepatitis C. Our lead compound is Recombinant Erythropoietin, or rHuEPO, a known compound that we are planning to develop for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, many patients become gradually disabled and bed-ridden. The median duration of survival with chemotherapy and other novel treatments is about five years. Most of these treatments have severe side effects.

We have signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar, in March 2009. In December 2009, we amended the asset purchase agreement with Bio-Gal Ltd., so that XTL shall acquire from the shareholders of XTEPO Ltd. ("XTEPO"; a special purpose company that was established by Bio-Gal Ltd.'s shareholders who shall receive from Bio-Gal all of Bio-Gal's right on rHuEPO and raised approximately $1.5 million) all of their shares in XTEPO in exchange for the issuance to XTEPO's shareholders of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the success of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of Phase 2 of an amount of minimum $2 million. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010.

Our second program is the Diversity Oriented Synthesis program, or DOS, which is focused on the development of novel pre-clinical hepatitis C small molecule inhibitors, which we had out-licensed to Presidio Pharmaceuticals, Inc., or Presidio, a private specialty pharmaceutical company based in San Francisco, California, in 2008. Hepatitis C virus (HCV) infection is a major cause of chronic hepatitis, liver cirrhosis and hepatocellular carcinoma. Approximately 170 million people are believed to be infected with HCV worldwide, and an estimated 12,000 deaths from liver disease occur each year in the United States due to HCV infection.

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

During 2007, our legacy hepatitis C clinical programs, XTL-6865 and XTL-2125, were terminated, and in July 2007, Cubist Pharmaceuticals terminated their license agreement with us for HepeX-B for the treatment of hepatitis B.  On December 31, 2007, Yeda Research and Development Company Ltd. (“Yeda”), the commercial arm of the Weizmann Institute, and XTL mutually terminated our research and license agreement dated April 7, 1993, as amended, and subject to certain closing conditions which were completed in March 2008, all rights in and to the licensed technology and patents reverted to Yeda.

In January 2007, XTL Development, Inc., our wholly owned subsidiary ("XTL Development"), had signed an agreement with DOV Pharmaceutical, Inc. ("DOV"), to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) ("the Bicifadine transaction"). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain, and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development has ceased the prosecution and maintenance of those patents relating to Bicifadine, in coordination with DOV. In March 2010, the agreement was formally terminated.

In 2008, we signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program. In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive royalties on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.

Our ADRs are quoted on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market, under the symbol “XTLBY.PK”.  Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “XTL”.  We operate under the laws of the State of Israel, under the Israeli Companies Act, and in the US, the Securities Act and the Exchange Act.

Our principal offices are located at Kiryat Weizmann Science Park, 3 Hasapir Street, Building 3, PO Box 370 Rehovot 76100, Israel, and our telephone number is +972-3-612-7011. XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, can be reached at XTL Biopharmaceuticals, Inc., c/o Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801, or by telephone at (800) 677-3394. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this annual report.

On November 20, 2007, we completed a private placement of 14,497,004 NIS 0.1 par value ordinary shares (equivalent to 7,248,502 ADRs) at $0.675 per ordinary share (equivalent to $1.35 per ADR). Total proceeds to us from this private placement were approximately $8.8 million, net of offering expenses of approximately $1.0 million. In addition, on March 22, 2006, we completed a private placement of 9,333,334 NIS 0.1 par value ordinary shares (equivalent to 4,666,667 ADRs) at $3.00 per share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 4,666,667 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $4.375 ($8.75 per ADR). Total proceeds to us from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million. The private placement closed on May 25, 2006.  Since inception, we have raised net proceeds of approximately $137.5 million to fund our activities, including the net proceeds from our 2007 and 2006 private placements.

For the years ended December 31, 2009, 2008, and 2007 our capital expenditures were $0, $2,000 and $65,000, respectively. During 2009, proceeds from disposition of certain unused assets were immaterial (less than $1,000). During 2008, we completed the disposition of certain assets (primarily lab equipment) associated with the DOS program, with $327,000 in proceeds from disposals of those assets in 2008 .During 2007, we completed the disposition of certain unused assets (primarily lab equipment) which were held for sale during 2007, with $308,000 in proceeds from disposals of property and equipment in 2007.

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently (subject to the completion of Bio Gal transaction) for the treatment of MM and also hepatitis C.

Our lead compound is rHuEPO, which we intend to develop for the survival extension of MM terminal patients' lives.

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

Our Strategy

Under our current strategy, and subject to the completion of Bio Gal transaction, we plan to:

•	initiate a prospective, multi-center, double blind, placebo controlled Phase 1-2 clinical study intended to assess the safety and efficacy of rHuEPO when given to patients with advanced MM;

•	advance the development of rHuEPO towards approval as treatment of MM either alone or with a corporate partner;

•	seek to in-license or acquire additional candidates.

Products Under Development (See “Item 10. Additional Information – Material Contracts”, regarding Bio-Gal transaction).

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

Development Status

We plan on performing a prospective, multi-center, double blind, placebo controlled phase 1-2 study intended to assess safety of rHuEPO when given to patients with advanced MM and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial in the second half of 2010.  We have begun preliminary discussions with potential clinical sites and third party vendors for the planned study.

DOS

Market Opportunity

We had been developing the DOS program for the treatment of hepatitis C, prior to us out-licensing it to Presidio in March 2008. Chronic hepatitis C is a serious life-threatening disease which affects around 170 to 200 million people worldwide, according to a Datamonitor report from April 2005. We estimate that between eight to 10 million of these people reside in the US, Europe and Japan. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House, each year 10,000 to 12,000 people die from HCV in the US alone. The Center for Disease Control, or the CDC, predicts that by the end of this decade, the number of deaths due to HCV in the US will surpass the number of deaths due to AIDS.

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

Intellectual Property and Patent

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

rHuEPO for the treatment of MM

A main use patent, United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer,” was submitted by Mor Research Applications Ltd. and Yeda Research and Development Company Ltd., Israeli corporations, in April 1998 and a PCT was filed in April 1999.  The patent was granted in the United States, Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, Netherlands, Spain, Sweden and Switzerland), Israel, Japan and Hong Kong. A patent application is pending in Canada.  The issued patent will expire in 2019. Pursuant to our agreement with Bio-Gal Ltd, and subject to the completion of the Bio-Gal transaction, we will have exclusive worldwide rights to the above patent for the use of rHuEPO in MM.

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

Bio-Gal Ltd./XTEPO

We have signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal, a private biotechnology company based in Gibraltar, in March 2009. In December, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL shall acquire from the shareholders of XTEPO all of their shares in XTEPO in exchange for the issuance to XTEPO's shareholders of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010.

VivoQuest License

In August 2005, we entered into a license agreement with VivoQuest covering a proprietary compound library, including certain HCV compounds. Under the terms of the license agreement, we have exclusive worldwide rights to VivoQuest’s intellectual property and technology in all fields of use. To date we have made approximately $0.9 million in license payments to VivoQuest under the license agreement.  The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets. These additional milestone payments total $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election. In addition, the license agreement requires that we make royalty payments to VivoQuest on product sales.

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

Bicifadine License

In January 2007, XTL Development had signed an agreement with DOV to in-license the worldwide rights for Bicifadine for the treatment of diabetic neuropathic pain. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash in 2007. In addition, XTL Development will make milestone payments of up to $126.5 million over the life of the license. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, which would have been due upon or after regulatory approval. XTL Development was also obligated to pay royalties to DOV on net sales of Bicifadine. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain in 2008 and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development ceased the prosecution and maintenance of those patents relating to Bicifadine, in coordination with DOV. In March 2010, the agreement was formally terminated.

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

Competing Products for Treatment of MM

Although there are commercially available drugs for the treatment of MM, we plan to conduct our clinical trial, as soon as we complete the Bio Gal transaction, so that EPO will be tested and given only to patients who have been treated with all standard therapy for MM. Thus, the drugs below are not in direct competition to our drug. However, EPO may improve the current treatments and therefore may be supplementary to them, as follows:

Traditional chemotherapy treatment includes melphalan and prednisone, now used sparingly because of its propensity to compromise collection of haematopoietic stem cells, other combinations, and regimens containing high dose corticosteroids. The latter—including dexamethasone; vincristine, doxorubicin, and dexamethasone; and cyclophosphamide, vincristine, doxorubicin, and methylprednisolone -are preferred for transplant candidates.

High dose chemotherapy, particularly melphalan, with autologous haematopoietic stem cell transplantation improves response rates and their duration and survival compared with conventional chemotherapy. It is now commonly used as consolidation treatment. Unfortunately, even after haematopoietic stem cell transplantation, relapse is only a matter of time, although a minority of patients seems to survive over a decade in remission ("operational cure"). Maintenance treatment after transplantation with corticosteroids or interferon is often prescribed in an attempt to delay relapse. Although this probably does prolong the duration of remission, it is unclear if it confers a survival benefit.

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

rHuEPO for the treatment of MM

We believe that we will either be able to purchase Recombinant Erythropoietin (rHuEPO) from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties to obtain sufficient inventory to satisfy the clinical supply needs for our planned development program (subject the completion of the Bio-Gal transaction) for the treatment of MM.

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

The Company may apply in order to obtain Orphan-drug designation for its Recombinant Erythropoietin. Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act (PDUFA) filing fees.

The FDA may permit expedited development, evaluation, and marketing of new therapies intended to treat persons with serious or life-threatening conditions for which there is an unmet medical need under its fast track drug development programs. A sponsor can apply for fast track designation at the time of submission of an IND (investigational new drug), or at any time prior to receiving marketing approval of the NDA (new drug application). To receive fast track designation, an applicant must demonstrate that the drug:

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

The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or that may increase the costs of these trials, include:

•
slow patient enrollment due to the nature of the clinical trial plan, the proximity of patients to clinical sites, the eligibility criteria for participation in the study or other factors, and the number of sites participating in the trial;

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

Organizational structure

Our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc., are each incorporated in Delaware. Since November 2008, these companies have not been active.

Property, Plant and Equipment

Since May 2009 we lease temporary offices (on a monthly basis) of approximately 50 square meters, in Ramat Gan, Israel. We have neither any notice period for terminating this lease, nor we are provided any guarantee for it.

Our lease of an aggregate of approximately 414 square meters in Rehovot, Israel, expired in April 2009, and thus our restricted cash deposit that secured the bank guarantee in the amount of $71,000 (which was linked to the Israeli Consumer Price Index) was released.

On April 6, 2009, our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989.  On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $36,000 relating to the termination of the lease, which was paid in full.

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS (International Financial Reporting Standards) for the years ended December 31, 2009, 2008 and 2007, and as of December 31, 2009 ,2008, 2007 and January 1, 2007 (the effective date of the first adoption of IFRS), contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

In April 2009, the Company was delisted from NASDAQ after the failure of the Bicifadine clinical trial. At the same time, the Company became primary listed on TASE (Tel Aviv Stock Exchange) and therefore is not entitled to the exemptions previously granted in Israel due to its listing on NASDAQ.

Pursuant to the requirement to comply with all the Israeli listing requirements, the Company adopted IFRS (International Financial Reporting Standards) as the accounting policy of the Company starting on 2009 and effective since January 1, 2007.

Selected Financial Data -

The tables below present selected financial data for the fiscal years ended as of December 31, 2009, 2008 and 2007.  We have derived the selected financial data for the fiscal years ended December 31, 2009, 2008 and 2007 from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB.  You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive income:
	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands (except per share data)

Revenues	-	5,940	907
Cost of revenues	-	1,841	110

Gross profit	-	4,099	797

Research and development costs	-	11,722	11,500
General and administrative expenses (income)	(2,429)*)	3,937	7,596
Impairment loss of intangible asset	-	7,500	-
Other gains (losses), net	139	288	(8)

Operating income (loss)	2,568	(18,772)	(18,307)

Finance income	6	331	668
Finance costs	10	17	30

Financial income (costs), net	(4)	314	638

Income (loss) before taxes on income	2,564	(18,458)	(17,669)
Tax benefit	(23)	(31)	(206)

Net income (loss) for the year attributable to equity holders of the parent	2,587	(18,427)	(17,463)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	0.044	(0.315)	(0.382)

Weighted average number of issued ordinary shares	58,561,065	58,553,864	45,698,564

*)	Including reduced-expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and former CEO, see also Note 16b to the financial statements.

**)	After taking into account the capital consolidation effected on June 22, 2009 (see note 16a(2) to the financial statements).

Consolidated Statements of Financial Position Data:
	As of December 31,
	2009	2008	2007
	U.S. dollars in thousands
Cash, cash equivalents, bank deposits and trading and marketable securities	412	2,924	12,977
Working capital	(151)	1,433	8,532
Total assets	715	3,402	23,378
Long term obligations	-	-	131
Total shareholders' equity	7	1,474	17,878

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment multiple myeloma, or MM (subject to the completion of the Bio-Gal transaction), and hepatitis C. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

We were established as a corporation under the laws of the State of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We are a development stage company and have had no product sales to date. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, from our initial public offering and from our placing and open offer transaction, and private investments in public equities.

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

We did not have revenues in 2009. Our revenues for the year ended December 31, 2008 and 2007 have consisted of license fees from Presidio and from Cubist, respectively. We recognized the license fee revenues from our agreement with Cubist for HepeX-B ratably over the expected life of the arrangement; un-amortized amounts were recorded as deferred revenues. In July 2007, Cubist terminated the license agreement with us. We recognized the upfront non-refundable payment from Presidio as license fee revenue over our period of significant involvement.  See “Item 4. Information on the Company – History and Development of XTL.”

We did not have cost of revenues in 2009. Our cost of revenues for the year ended December 31, 2008 consisted of costs related to the DOS program, including cost of patent rights and other assets that were acquired from Vivoquest and later on out-licensed to Presidio. Our cost of revenues for the year ended December 31, 2007 consisted of costs associated with the Cubist program for HepeX-B which consisted primarily of salaries and related personnel costs, consultant fees and other third-parties expenses related to clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our former product candidate out-licensed to Cubist. In addition, we recognized license fee expenses associated with our agreement with Yeda proportional to our license fee agreement with Cubist, with unamortized amounts recorded as deferred expenses. On December 31, 2007, we mutually terminated the research and license agreement with Yeda. See “Item 4. Information on the Company – History and Development of XTL.”

We did not have research and development expenses in 2009. Our research and development costs for the years ended December 31, 2008 and 2007 consist primarily of salaries and related personnel costs, consultant fees and other third-parties' expenses related to clinical and laboratory development, license and milestone fees, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates. We capitalize our research and development costs if we have a reasonable base to believe in the assets related to these expenses. Additionally, the Company reviews every quarter the assumptions which lead it to believe in these assets and assesses the necessity to record impairment loss according to IAS 36 (See note 2f to the consolidated financial statements: significant accounting policy - intangible assets). In all other cases the Company expenses the research and development cost as they are incurred. In 2009 the Company did not have any active research and development programs and therefore did not present any expense or asset related to research and development.

Our historical participations consist primarily of grants received from the Israeli government in support of our legacy research and development activities, which are no longer being developed by us. These grants are recognized as a reduction of expense as the related costs are incurred. See "Research and Development, Patents and Licenses – Israeli Government Research and Development Grants,” below.

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses.  We expense our general and administrative expenses as they are incurred. In 2009, we recorded a reversal of non cash option compensation expenses that related to options granted to our former chairman and former CEO in an amount of approximately $ 4.1 million according to IFRS 2 and as a result the net general and administrative expenses ended with negative expenses.

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel, professional fees and transaction advisory fees to third party intermediaries. Our business development activities are related to partnering activities for our drug programs, seeking new development collaborations and in-licensing opportunities. According to IFRS, business development expenses are presented based on the function of expense in general and administrative. Therefore, for the years ended December 31, 2009, 2008 and 2007, business development expenses are not presented in a different line item, as it used to be presented under the US GAAP. We expense our business development expenses as they are incurred. The transaction advisory fee associated with the Bicifadine transaction in the form of a SAR was revalued based on the then current fair value, at each subsequent reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company's financial condition, the classification of the transaction was modified to an equity-settled transaction.

Our results of operations include non-cash compensation expense as a result of the grants of stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award recorded over the respective vesting periods of the individual stock options. The expense is included in the respective categories of expense in the statement of comprehensive income. In 2009 we reversed a significant amount of $4.1 million related to the former Chairman's and former CEO's non-cash option compensation expenses granted in August 2005 (and were canceled and re-granted in December 2007) and March 2006, respectively, and which were subject to a market capitalization/share price milestone(s) that were not achieved. According to IFRS 2, due to the fact that these options were linked to market capitalization/share price milestone(s), we were required to reverse the accumulated related expenses that were recorded over the years since the grant date, immediately after their termination from the company in March-April 2009 and after we acknowledged that the milestone(s) were not achieved. We experienced a  reduction in non-cash compensation in the fiscal year ended December 31, 2009 (even excluding the reversal of the options related to the former Chairman and CEO) due to the reorganization program of the Company from November 2008 and the reduction in the number of employees (see note 16b to the consolidated financial statements). We expect to incur significant increase on the non-cash compensation for the future, primarily due to the increase in the number of employees and modification to the management option plan following the completion of the Bio-Gal transaction.

For awards of options and warrants to consultants and other third-parties, according to IFRS 2 the treatment of such options and warrants is the same as employee options compensation expense (see note 2n to the consolidated financial statements). We record compensation expense based on the fair value of the award at the grant date.

According to the IFRS 2, the Company recognizes options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. The company treats each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

Results of Operations

Years Ended December 31, 2009, 2008 and 2007

Revenues. The Company did not produce any revenues for the year ended December 31, 2009, compared to $5,940 thousand and $907 thousand, for the years ended December 31, 2008 and 2007, respectively. Revenues for the year 2008 were due to the recognition of license revenue associated with the Presidio out-licensing agreement. Revenue for the year ended December 31, 2007 was due to the recognition of unamortized deferred revenue upon the termination of the HepeX-B license by Cubist in July 2007. We do not anticipate to recognize material revenue in 2010.

Cost of Revenues. There was no cost of revenues for the year ended December 31, 2009, compared to $1,841 thousand and $110 thousand for the years ended December 31, 2008 and 2007, respectively. Costs of revenues for the year 2008 were due to the out-licensing transaction of the DOS program to Presidio. Costs of revenues for the year ended December 31, 2007 were due to recognition of unamortized license fees that were recorded as deferred expenses upon termination of the HepeX-B license by Cubist in July 2007.

Research and Development Costs. Since the failure of the Bicifadine clinical trial in November, 2008, the Company did not have any research and development activity and therefore no research and development costs were recorded in 2009 (see "2009 Restructuring" below), compared to $11,722 thousand and $11,500 thousand for the years ended December 31, 2008 and 2007, respectively. Research and development costs for the year ended December 31, 2008,  includes primarily expenses related to the research and development of the Bicifadine until November 2008. Research and development costs for the year ended December 31, 2007 includes primarily expenses associated with our legacy hepatitis C products, which its related license was terminated in 2007, expenses associated with the pre-clinical DOS program and expenses related to Bicifadine. See 2008 Restructuring below and also see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company.”

Excluding the impact of the Bio-Gal Ltd. transaction and non-cash compensation expenses associated with stock option grants, we might record research and development expenses in 2010 primarily due to future activities, if any, that will present an increase compared to the year ended on December 31, 2009.

General and Administrative Expenses. General and administrative expenses (negative) totaled $2,429 thousand for the year ended December 31, 2009, compared to expenses of $3,937 thousand for the year ended December 31, 2008. The decrease was primarily due to a reversal of non-cash option compensation expenses related to the former Chairman and former CEO of the Company, amounted to approximately $4.1 million (see note 16b to the financial statements), as well as the decrease in professional services and salary expenses resulted from the reduction in the number of employees and general efficiency following the Restructuring plan which commenced in December 2008. General and administrative expenses for the year ended December 31, 2007 totaled $7,596 thousand, which are considered high compared to 2008 and 2009, primarily due to fair value of the Stock Appreciation Rights ("SAR"), which was measured in 2007 at $1,560 thousand, compared to devaluation in its fair value to $7 thousand and $126 thousand in 2008 and 2009 (see notes 2n and  14 to the financial statements), salary and professional services fees related to general and administrative expenses, which were higher as a result of the number of employees and the business capacity of the Company.

Excluding non-cash compensation costs, we expect to increase our level of general and administrative costs during 2010 compared to 2009. This is because during most of 2009, the Company did not have any research and development operations and employed only 3 full time employees.

Other gains (losses), net. There were other gains in the total amount of $139 thousand for the year ended December 31, 2009 mainly due to the settlement agreements that were signed with suppliers regarding the termination of agreements related to the Bicifadine clinical trial and with the landlord of the offices in the United States (see note 15b to the consolidated financial statements), compared to other gains amounted to $288 thousand and other losses amounted to $8 thousand for the years ended December 31, 2008 and 2007, respectively. Other gains for the year ended December 31, 2008, resulted from realization of fixed assets. Other losses for the year ended December 31, 2007 resulted from changes in fair value of financial assets through profit or loss in the amount of $48 thousand, offset by gains resulted from realization of fixed assets in the amount of $40 thousand.

Net Financial expenses.  Financial expenses for the year ended December 31, 2009, amounted to $4 thousand compared to net financial income of $314 thousand and $638 thousand for the years ended December 31, 2008 and 2007 respectively. The decrease in the net financial income was due primarily to the reduction of the invested funds during the years and the reduction of the banks' deposit interest rate (see cash flow report to the consolidated financial statements).

Income Taxes. Tax benefit for the year ended December 31, 2009, amounted to $23 thousand compared to income of $31 thousand, and $206 thousand for the years ended December 31, 2008, and 2007, respectively. The income for the year ended December 31, 2009, was due to a carryback claim for the tax years ended December 31, 2003, of the US consolidated tax group consisting of XTL Biopharmaceuticals, Inc. and XTL Development, Inc., which incurred net operating losses for tax purposes in 2008 offset by New York State Franchise tax associated with the US permanent establishment. The carryback losses rule was updated by the IRS in November 2009, According to the updated rule, taxpayers are allowed to extend the carryback period from two to four years and eventually up to five years for net operation losses ("NOLs") incurred in 2008 and 2009 and this enabled the tax claim for year 2003.

The US consolidated tax group filed a carryback claim for those losses for the years ended December 31, 2003 and 2004 in order to receive a refund for US federal income taxes paid for those years. As for the year ended December 31, 2007, the US consolidated tax group incurred net operating losses. The group filed a carryback claim for those losses for the years ended December 31, 2006 and December 31, 2005 to receive a refund for US federal income taxes paid for those years. Our income tax expense (income) is attributable to taxable income (losses) from the continuing operations of our US subsidiaries and the US permanent establishment.

2009 Restructuring

Following the failure of the Bicifadine trial in November 2008, we terminated the employment of most of our employees. As a result, we incurred a payment of $420 thousand during 2009 related to employee dismissal costs, all of which were accrued in 2008. In February 2009, we appointed a co-CEO whose terms of employment have been approved in March 2010, and which shall come to effect subject to the completion of Bio Gal transaction. In July 2009, we recruited a CFO.

2008 Restructuring

  During the first half of 2008, we terminated the employment of 11 research and development employees in the DOS program, which was out-licensed to Presidio in 2008. As a result, we incurred a charge of $191 thousand in research and development during 2008 related to employee dismissal costs, all of which were paid in 2008.

In December 2008, we implemented a restructuring plan following the failure of the Bicifadine Phase 2b clinical trial. We notified nine of our remaining employees (six in research and development, two in general and administrative and one in business development) that they will be terminated, representing approximately 75% of our then remaining workforce. In addition, in December 2008, we announced that our then Chief Executive Officer would be departing in 2009. The remaining employees were tasked with seeking potential assets or a company to merge into XTL, or for assisting in the liquidation and/or disposition of XTL’s remaining assets. As a result, we took a charge of $420 thousand in 2008 relating to employee dismissal costs, $110 thousand of which was included in research and development costs, $310 thousand of which was included in general and administrative expenses.

As of December 31, 2008, 5 employees left XTL under the 2008 Restructuring and $0 of dismissal costs were paid. As of December 31, 2008 approximately $420 thousand in employee dismissal obligations were included in “liability in respect to employee severance obligations,” and was all subsequently paid in the first quarter of 2009.

Critical Accounting Policies

First-time adoption of IFRS:
Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.

Starting from the three months period ended March 31, 2009, and effective as of January 1, 2007 the Company adopted International Financial Reporting Standards ("IFRS"), pursuant to the provisions of Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" which was published by the Israel Accounting Standards Board. The IFRS are standards and interpretations adopted by the International Accounting Standards Board.

They comprise of:

1. International Financial Reporting Standards (IFRS);

2. International Accounting Standards (IAS); and

3. Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements are in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because they are the first IFRS annual financial statements of the Group. The financial statements were prepared in accordance with IFRS that were published and became effective or adopted earlier when the financial statements were prepared (March 2010).

According to IFRS 1, the Company's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the financial statements were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to U.S. GAAP to reporting pursuant to IFRS on comparative figures in the financial statements and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 26.

The Company's financial statements as of December 31, 2009, 2008 and 2007 and January 1, 2007 and for each of the three years in the period ended December 31, 2009 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS (International Financial Reporting Standard). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and related disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the applicable period. Actual results may differ from these estimates under different assumptions or conditions.

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

Share-based payment transactions: The Company operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

The proceeds received when the options are exercised into shares net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments for share appreciation rights with settlement alternatives, at the Company's sole discretion, which were granted to the Company's service provider, were accounted in the past as a cash-settled grant. The Company re-measured the value of the liability at each reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company's financial condition (see Note 1d), the classification of the transaction was modified to an equity-settled transaction.

The fair value of stock options granted with service conditions is determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the graded vesting method under IFRS 2. The fair value of stock options granted to the former Chairman and CEO with market conditions was determined using a Monte Carlo Simulation method. Such value is recognized as an expense using the accelerated method under IFRS 2. The options of the former Chairman and CEO mentioned above expired after their departure from the Company in March and April, 2009 respectively and the accumulated expenses related to these options recorded over the years were reversed in year 2009 (see note 16b to the consolidated financial statements).

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

Research and development expenses: The Company recognizes research and development expenses in the statement of comprehensive income when such expenses are incurred. An intangible asset arising from a development project is recognized when the following criteria are met:

-	It is technically feasible to complete the intangible asset so that it will be available for use;
-	Management intends to complete the intangible asset and use or sell it;
-	There is an ability to use or sell the intangible asset;
-	It can be demonstrated how the intangible asset will generate probable future economic benefits;
-	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. During the reported period, the Group did not capitalize development costs to intangible assets.

The Company recognizes at fair value an intangible asset relating to research and development costs acquired from third parties.

Acquired development assets are not systematically amortized and are tested for impairment annually in accordance with the provisions of IAS 36, "Impairment of Assets".

Government grants for approved projects were deducted from the relevant expense.

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

Revenue Recognition: Revenues are recognized in the statement of comprehensive income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Company's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

2.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a)	The fair value of labor services by the Company's employees is recognized over the service term.

b)	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

3.	Interest income is recognized on a periodic basis using the effective interest method.

Purchase Price Allocation.  The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether the acquisition is considered to be a business combination according to IFRS 3 or a set of net assets according to IAS 16, because a portion of the purchase price can only be allocated to goodwill in a business combination.

New and amended IFRS standards and IFRIC interpretations:

Below are standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company:

a)           IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Company will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010 and as of today it is not expected to have a material impact on the financial statements.

b)           IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3R prospectively to all business combinations from January 1, 2010 and as of today it is not expected to have a material impact on the financial statements.

c)           IFRS 9, "Financial Instruments" ("IFRS 9"). IFRS 9 was issued in November 2009 and it represents the first milestone in the three stages planned replacement of IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The first issued part replaces the sections of IAS 39 which deal with the classification and measurement of financial assets. Below are summarized principles of IFRS 9:

-             Financial assets are classified into one of the two following categories: fair value and amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the entity's business model for managing financial instruments and the contractual characteristics of the cash flows from the instrument.

-             A hybrid contract with a financial asset host is classified in its entirety into one of the above categories without separating the embedded derivative from a host contract.

-             A financial asset is measured after initial recognition at amortized cost only if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and (b) the contractual cash flows under the instrument solely represent payments of principal and interest (in other words, the instrument has only basic features of a loan).

-             Financial assets that are debt instruments not meeting the above criteria are measured at fair value through profit or loss.

-             Financial assets that are equity instruments should be measured at fair value, as follows:

i.            Equity instruments held-for-trading should be measured at fair value.

ii.           As for other equity instruments, an entity has an option to choose on initial recognition (irrevocable designation) to recognize subsequent changes in fair value in other comprehensive income. If the above is chosen, there is no recycling of fair value gains and losses to profit or loss even if the instrument is disposed. However, dividends from such instruments will be recognized in profit or loss. Such designation is on an instrument-by-instrument basis. Equity instruments which were not designated as above, should be measured at fair value through profit or loss.

IFRS 9 is effective for years beginning on or after January 1, 2013. Early application is permitted. At this stage, the Company is evaluating the guidance of the standard, its impact on the Company and the time when the Company will adopt it.

d)           Amendment to IAS 7, "Cash Flows Statements" ("the amendment to IAS 7"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment to IAS 7 is applied retrospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Company will apply this amendment from January 1, 2010 and it is not expected to have a material impact on the financial statements.

e)           Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. The amendment to IAS 38 clarifies, among others, the requirements in IFRS 3 (revised), "Business Combinations" ("IFRS 3R") regarding the accounting treatment of intangible assets acquired in a business combination. This amendment permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. If an entity applies IFRS 3 for an earlier period, the amendment to IAS 38 shall be applied for that earlier period. The Company will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

f)           Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment clarifies, among others, the description of valuation techniques used when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Company will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

Impact of Inflation and Currency Fluctuations

We generate all of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. Since 2009 (after the failure of the Bicifadine clinical trial) the Company's head office moved to Israel and thus the portion of our expenses in New Israeli Shekels ("NIS") has increased, mainly due to payment to Israeli employees and suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. To date, our business has not been materially adversely affected by changes in the US dollar exchange rate or by effects of inflation in Israel. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as ourfunctional currency. As a result, we are exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed if we are unable to guard against currency fluctuations in Israel.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2007 are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

As of December 31, 2009, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2009, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $161 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date. According to the proposed pre-ruling agreement with Israeli tax authority (ITA) which is still subject to the approval of the Company's Board and Xtepo shareholders, the Company will be required to waive significant amount from its carryforward tax losses.

Since April 7, 2009, we did not have a “permanent establishment” and activity in the US, and our subsidiaries do not perform any activity. Our board of directors consists of a majority of Israeli residents and our CEO is domiciled in Israel. However, for the period we did have a "permanent establishment" in the US, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax.

As of December 31, 2009, we did not earn any taxable income for US federal tax purposes.  If we eventually earn taxable income attributable to its US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to its US permanent establishment. As of December 31, 2009, we estimate that these US net operating loss carryforwards are approximately $23 million.  These losses can be carried forward to offset future US taxable income, subject to certain limitations due to the shifts in ownership of XTL, related to the Bio-Gal transaction (See “Item 10. Additional Information – Material Contracts”) and subject to future limitations in case of a future offering or capital raise, resulting in more than 50 percentage point change over a three year lookback period, and expiring through 2029. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations. Currently we do not have any activity in the US subsidiaries. However, if the subsidiaries commence operations in the future, they will be subject to the tax rules mentioned above.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2009, we had received net proceeds of approximately $76.3 million from various private placement transactions, including the November 2007 private placement, net proceeds of $45.7 million from our initial public offering in September 2000, net proceeds of $15.4 million from the 2004 placing and open offer transaction, and proceeds of $2.1 million from the exercise of options and warrants.

As of December 31, 2009, we had $0.4 million in cash, cash equivalents, and short-term bank deposits, a decrease of $2.5 million from December 31, 2008. Cash used in operating activities for the year ended December 31, 2009, was $2.5 million, as compared to $10.6 million for the year ended December 31, 2008. This decrease in cash used in operating activities was due primarily to expenses related to the Bicifadine clinical trial that ended in November 2008, as well as, payments according to the separation agreements with senior employees who departed the Company until May 2009.  For the year ended December 31, 2009, the net cash used in investing activities totaled at $ 0.02 million, as compared to net cash provided by investing activities of $10.9 million for the year ended December 31, 2008, was primarily the result of the maturity of short-term bank deposits that were used during 2008 and proceeds from sale of fixed assets in amount of $0.3 million. For the year ended December 31, 2009, we did not have any cash impact from financing activities, as compared to $0.2 million for the year ended December 31, 2008, which was the result of refund of stamp duty paid in 2004 for share issuance and exercise of share options.

Continuation of our current operations is dependent upon the generation of additional financial resources either through Bio-Gal transaction (See “Item 10. Additional Information – Material Contracts”) or agreements for the monetization of our residual in the DOS program or through external financing. We currently anticipate that our cash and cash equivalents and restricted short-term bank deposits, will provide us with sufficient resources to fund our operations only for the upcoming weeks. If we do not complete the Bio-Gal transaction or raise capital in a timely manner, we will not be able to continue our operations as a going concern. We do believe, however, that we will likely seek additional capital during the next couple of months through a planned rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it.

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

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The factors discussed above, taken together with our limited cash and cash equivalents raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. In addition, the report of our independent registered public accounting firm covering our 2009 Consolidated Financial Statements, included in this Annual Report, contains an explanatory paragraph that makes reference to uncertainty about our ability to continue as a going concern.

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

Obligations and Commitments

As of December 31, 2009, we had known contractual obligations, commitments and contingencies of $34.2 thousands which relate to our vehicle operating lease obligations, of which $28.2 thousands  is due within the next year, with the remaining balance due as per the schedule below. According to the agreements we have the sole right to terminate these agreements with two months paid notice.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operation.

	Payment due by period (in thousands of US$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	34.2	28.2	6	—	—
Total	34.2	28.2	6	—	—

On April 6, 2009, our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., delivered a termination notice to Suga Development, L.L.C., with respect to the leasing of approximately 33,200 sq. ft. located at 711 Executive Boulevard, Suite Q, Valley Cottage, New York 10989. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $36 thousand relating to the termination of the lease, which was paid in full.

Additionally, the VivoQuest license agreement provides for contingent milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election. In addition, the license agreement requires that we make royalty payments on product sales. Pursuant to our out-licensing agreement with Presidio, Presidio is obligated to pay us for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement.

We have undertaken to make contingent milestone payments to DOV Pharmaceutical, Inc. of up to approximately $126.5 million over the life of the license. These milestone payments may be made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, which would due upon or after regulatory approval. We were also obligated to make royalty payments on future product sales net sales.  We ceased development of Bicifadine in November 2008 and since then both XTL Development and DOV ceased the prosecution and maintenance of those patents relating to the Bicifadine. In March 2010, we formally terminated the license agreement. Therefore, we will not be obligated to make any of the aforesaid payments.

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., we will issue to XTEPO's shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital . We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement, of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010. See “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations” above.

In addition, in January 2007, XTL Development and the company committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. In October 2007, XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the “Definitive Agreements”). Under the terms of the Definitive Agreements, the transaction advisory fee was structured in the form of SARs, in the amount equivalent to (i) 3% of our fully diluted ordinary shares at the close of the transaction (representing 1,659,944 ordinary shares NIS 0.1 par value), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of our fully diluted ordinary shares at the close of the transaction (representing 3,873,203 ordinary shares NIS 0.1 par value), vesting on the “Date of Milestone Event.” The “Date of Milestone Event” shall mean the earlier to occur of (i) positive (i.e., a statistically significant difference between the placebo arm and (x) at least one drug arm in the trial, or (y) the combined drug arms in the trial in the aggregate) results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by us or XTL Development, or by a licensee thereof, which included the recent Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain (regardless of indication or whether the study is the first such pivotal trial for Bicifadine conducted thereby), (ii) the filing of a New Drug Application for Bicifadine by us or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to us or XTL Development whereby persons or entities holding a majority of the equity interests of us or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share on the exercise date exceeds the $1.7 grant price for such SAR (fair market value equals (i) the greater of the closing price of an “ADR” on the exercise date, divided by two, or (ii) the preceding five day ADR closing price average, divided by two). The SARs would have expired on January 15, 2017 or in the event of the termination of our license agreement for the Bicifadine compounds. As of December 31, 2009, the 3% tranche was vested and recorded in our financial statements as capital reserve according to IFRS 2 (see note 2n to the financial statements).  The 7% tranche was not vested. In March 2010, we formally terminated the license agreement and therefore all unvested SAR (the 7% tranche) have automatically expired. See also “Item 10. Additional Information - Material Contracts.”

Research and Development, Patents and Licenses

Research and development costs consist primarily of salaries and related personnel costs, consultant fees and other third-parties expenses related to the clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates. In 2009 we did not have any research and development activity.

The information below provides estimates regarding the costs associated with the current estimated range of the time that will be necessary to complete that development phase for rHuEPO for the treatment of MM (subject to the completion of the Bio-Gal transaction). We also direct your attention to the risk factors which could significantly affect our ability to meet these cost and time estimates found in this report in Item 3 under the heading “Risk Factors-Risks Related to our Business.”

Following the closing of the agreement with Bio-Gal Ltd., we plan on performing a prospective, multi-center, double blind, placebo controlled phase 1-2 study intended to assess safety of rHuEPO when given to patients with advanced MM and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial in the second half of 2010.  While we have begun preliminary discussions with potential clinical sites and third party vendors for the planned study, we have not yet determined the size and scope of the study, and as a result, we cannot estimate when such clinical development will end, and the estimated cost to complete the study.

Under the terms of the license agreement, Presidio became responsible for all further development and commercialization activities and costs relating to the DOS program.  The DOS program is currently in pre-clinical development. The timing and results of pre-clinical studies are highly unpredictable. Due to the nature of pre-clinical studies and our inability to predict the results of such studies, we cannot estimate when such pre-clinical development will end.

The following table sets forth the research and development costs for the years 2008 and 2007 including all costs related to the legacy clinical-stage projects, our pre-clinical activities, and all other research and development programs. We did not carry any research and development activity and costs in 2009 due to the termination of the Bicifadine program, after the failure of the phase 2b clinical trial, in November 2008. As the Bio-Gal transaction is expected to close in the third quarter of 2010, the rHuEPO research and development is expected to start only in the last quarter of 2010. Whether or not and how quickly we complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates may change significantly.

For a further discussion of factors that may affect our research and development, see “Item 3. Risk Factors - Risks Related to Our Business,” and “Item 4. Information on the Company - Business Overview - Products Under Development” above.

	Research and Development Expenses in thousand US$
	Years ended December 31,
	2009	2008	2007

Bicifadine		11,038	5,976

DOS	—	684	4,056

Legacy programs
Research and development costs	—	—	1,524
Less participations	—	—	(56)
Total legacy programs	—	—	1,468

Total Research and development
Research and development costs	—	11,722	11,556
Less participations	—	—	(56)
	—	11,722	11,500

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of June 28, 2010.

Name	Age	Position
Amit Yonay	40	Chairman of the Board of Directors
Dafna Cohen	40	Non Executive and External Director
Jaron Diament	42	Non Executive and External Director
Marc Allouche	36	Non Executive Director
Boaz Shweiger	35	Non Executive Director
David Grossman	35	Executive Director and Chief Executive Officer
Ronen Twito	35	Chief Financial Officer

Amit Yonay has served as a director in our company since March 2009. Since 2007, he has been actively involved in independent investments primarily in the real estate and capital markets with an emphasis toward distressed asset opportunities. Mr. Yonay had served from 2000 to January 2007, as the Head Israeli Sell-Side Analyst with ING Financial Markets (NYSE: ING, Euronext: INGA) in Israel. From 1998 until 2000, Mr. Yonay was Portfolio Manager at Meretz Investments Ltd. and from 1996 until 1998 he was a buy-side analyst at Meretz Investments. Mr. Yonay received a BSc in Electrical Engineering from Binghamton University and an MBA from Tel Aviv University in Finance and International Business.

Dafna Cohen has served as a director in our company since March 2009.  From 2005 to 2009 she served as Treasurer of Emblaze Ltd. (LSE: BLZ). From 2000 to December 2004, Ms. Cohen was an Investment Manager for Leumi Partners., an investment house of the Bank Leumi Group. From 1994-2000, Ms. Cohen worked in the derivatives sector of Bank Leumi. In addition, Ms. Cohen serves as a director of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY) since November 2009. Ms. Cohen received a BA in economics and political science and an MBA in finance and accounting from Hebrew University, Jerusalem.

Jaron Diament has served as a director in our company since March 2009. He has served as the founding partner and Chief Executive Officer of Tagor Capital Ltd., a public real estate investment company (TASE: TGCP), and a board member of all of its non-Israel real estate investments since December 2009. From September 2006 to December 2009, Mr. Diament served as Chief Financial Officer of Tagor Capital Ltd. and a board member of all of its non-Israel real estate investments. From 2003 to September 2006, Mr. Diament was an independent financial advisor focused on risk management and corporate finance transactions. From 1994 to February 2005 Mr. Diament was CFO of H.G.I.I. Ltd. (TASE: HGII, today a private company) and a member of the board of certain wholly owned subsidiaries. Prior to that Mr. Diament was an accountant with Eliezer Oren and Partners. In addition, Mr. Diament serves as an external director of Mega Or Holdings Ltd. (TASE: MGOR) since September 2007. Mr. Diament received a BA in economics and accounting from Tel Aviv University.

Marc Allouche has served as a director in our company since March 2009. He is currently actively involved in independent business ventures, both as entrepreneur and as advisor. Mr. Allouche is Founder & CEO of NFI Consulting, a business and direct Investments advisory firm, operating mainly in France and Israel. He had served as Head of the Alternative Investments Division of Harel Insurance Investments & Financial Services Ltd. (TASE: HARL), from January 2008 until January 2009, focused on venture capital, private equity and real estate investments. From March 2006 to July 2007, Mr. Allouche served as Executive Vice President of investments and strategic development of SGPA Ltd., a French private equity company and concurrently was CEO of one of its portfolio companies, operating in the retail sector in France for turn-around purposes. From November 2002 to March 2006, Mr. Allouche developed and managed the Private Equity Advisory Group of Russell Bedford International, in France, in charge of international corporate finance transaction services and restructuring advisory services. From 2001 to 2002, Mr. Allouche was involved in the creation of an Israeli-French software start-up (in strategic alliance with ENST – Telecom Paris) operating within the Telecommunications arena. From 2000 to 2001, Mr. Allouche served a Vice President at Nessuah Zanex Venture Capital Company Ltd., then running a Life Sciences venture capital fund, and was concurrently also Managing Director of one of its healthcare portfolio companies for turn-around purposes.  In addition, from 1998 to 2000, Mr. Allouche was a Senior Advisor in the Corporate Finance division of KPMG International - Somekh Chaikin. From 1996 to 1998, Mr. Allouche was a Senior Consultant at the Audit and Transaction Services / Corporate Finance division of Price Waterhouse in Paris. Mr. Allouche received a BA in Economics and Management and an MBA with major in Corporate Finance and Accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France.

Boaz Shweiger has served as a director in our company since February 2009. He has served as a partner and Managing Director of Sean S. Holdings Ltd., a private investment company, since August 2005. Mr. Shweiger was an attorney at S. Horowitz & Co, practicing commercial law, from June 2001 to January 2005. From December 2001 to April 2005, Mr. Shweiger served as Director and a member of the investment committee of Isal Amlat Investments (1993) Ltd., an investment company (TASE: ISAL), engaged in the fields of industry, commerce, real estate and advanced technologies services. Mr. Shweiger received an LL.B, magna cum laude, from the College of Management and an MBA in finance and auditing from Tel Aviv University.

David Grossman has served as a director in our company and as Chief Executive Officer of our company since February 2009. He served as a Vice President of Eurocom Investments LP, a private equity fund focused on long-term investments mainly in Israeli public companies, from March 2006 to December 2008.  Also from March 2006 to December 2008, Mr. Grossman was Vice President of Sahar Investments Ltd, (TASE: SAIN) which focused on investments in the Life Sciences arena.  From July 2003 to March 2006, Mr. Grossman was a Senior Analyst at Israel Health Care Ventures (IHCV), an Israeli healthcare venture capital fund. From 2001 to March 2003, Mr. Grossman was a senior investment banker with Reliance Capital Ltd. From 2001 to 2003, he was a partner of Magna Business Development, a consulting boutique. In addition, Mr. Grossman is currently a director and member of the audit committee of Bio Light Israeli Life Science Investments Ltd. (TASE: BOLT) since December 2008, and from May 2007 to July 2008 was a Director and member of the audit committee of Gilat Satcom Ltd. (AIM: GLT). Mr. Grossman received a BA business administration with a focus on information technology, from the Interdisciplinary Center Herzliya.

Ronen Twito has served as Chief Financial Officer in our company since July 2009. Prior to joining XTL, he served as Corporate Finance Director at Leadcom Integrated Solutions Ltd., an international telecommunications company, specializing in management and implementation of network deployment services (listed on the AIM and TASE) from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young Israel from January 2000 to November 2004. Mr. Twito possesses over 10 years of finance experience in both publicly traded and private companies, which includes IPOs, dual listings, bonds placement, public fund raising, consolidated financial statement and M&As. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a BSc in Business & Management – Accounting, and a B.Ed in Teaching of accounting, both from the Collman Management College.

Employment Agreements

Subject to the closing of the Bio-Gal transaction, we have an employment agreement dated January 18, 2010, and effective as of January 1, 2010, with David Grossman, our Chief Executive Officer. Mr. Grossman is entitled to an annual base salary of NIS 336,000. Upon the successful completion of cash fund raising of at least US $10 million in equity on NASDAQ or any other recognized and approved stock exchange (the "Fund Raising"), Mr. Grossman's annual salary shall be raised to NIS 580,000. In the event that a Fund Raising does not occur until July 1, 2010, Mr. Grossman's annual salary shall be raised to NIS 480,000. In the event that the Company completes the Fund Raising and also Another Transaction (as defined below), then Mr. Grossman's annual salary shall be raised to NIS 630,000. (“Another Transaction” shall mean any business combination transaction, merger or acquisition, intellectual property licensing transaction or joint venture e.t.c.). In the event that we complete a Fund Raising within 24 months from the signing date, which is of a cash amount of more than US $3 million, Mr. Grossman shall be entitled to receive a one time bonus equal to 1% of the Fund Raising amount but not more than US $150,000. Mr. Grossman is also entitled to receive benefits comprised of managers' insurance as commonly acceptable for officer holders, and the use of a company car. There is a non-compete clause surviving one year after termination of employment. The employment agreement is not limited in time and may be terminated by either party on a four months prior written notice. Although still subject to the closing of the Bio-Gal transaction, in March 2010, our shareholders (after receiving the approval of the Board of Directors) approved the granting of options to Mr. Grossman to purchase a total of 1,610,000 ordinary shares at an exercise price equal to NIS 0.075 per share. These options shall vest over a three-year period, with 33.33% having vested on the grant date, and the remaining 66.67% shall vest on a monthly basis, commencing from the effective date, over a period of 2 years thereafter for as long as Mr. Grossman's employment with us not terminated. Due to the fact that Mr. Grossman served as a CEO from February, 2009 without any consideration, Mr. Grossman is entitled to receive a one time signing payment of NIS 430,000, which shall be delivered to him in 5 equal monthly installments. In addition, Mr. Grossman will be entitled to receive annual bonus payments at the sole discretion of our Board of Directors.

We have an employment agreement dated July 29, 2009, and effective as of June 24, 2009, with Ronen Twito, our Chief Financial Officer. Mr. Twito is currently entitled to an annual base salary of NIS 318,000. Upon the successful completion of cash fund raising of at least US $10 million in equity on NASDAQ or any other recognized and approved stock exchange (the "Fund Raising"), Mr. Twito's annual salary shall be raised to NIS 550,000. In the event that a Fund Raising does not occur within the first anniversary from the effective date, then Mr. Twito's annual salary shall be raised to NIS 456,000 and to NIS 550,000 upon the completion of the Fund Raising. In the event that the Company completes Fund Raising and also Another Transaction (as defined below), then Mr. Twito's annual salary shall be raised to NIS 600,000. (“Another Transaction” shall mean any business combination transaction, merger or acquisition, intellectual property licensing transaction or joint venture e.t.c.). In the event of a Fund Raising which is of a cash amount more than US $3 million but less than US $10 million, Mr. Twito's annual salary shall be raised, after the first anniversary, to an amount based on a linear calculation of US $3 million – US $10 million applied to the annual salary increase of NIS 456,000 – NIS 550,000 (or in the event Another Transaction is achieved, NIS 600,000). In the event that we complete a Fund Raising of a cash amount of US $15 million, then Mr. Twito shall be entitled to a cash bonus in a NIS amount equal to US $200,000 In the event that the actual fundraising is of an amount of more than US $3 million but less than US $15 million, then Mr. Twito shall be entitled to a linear portion of the cash bonus calculated based on the actual fundraising between US $3 million and US $15 million.

Within the second anniversary of Mr. Twito's employment, he will be entitled to receive bonus payments at the sole discretion of our Board of Directors. Mr. Twito is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), as commonly acceptable for officer holder, and the use of a company car. There is a non-compete clause surviving one year after termination of employment,. The employment agreement may be terminated by either party on three months prior written notice. In July 2009, our Board of Directors granted options to Mr. Twito to purchase a total of 1,400,000 ordinary shares at an exercise price equal to NIS 0.075 per share. These options shall vest over a three-year period, with 33.33% having vested after 5 month from the agreement date., and the remaining 66.67% shall vest on a monthly basis, commencing from the effective date, over a period of 3 years thereafter for as long as Mr. Twito's employment with the Company is not terminated.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or officers for the year 2009 (14 persons, including 5 directors and 2 officers ceased to serve in the company during 2009) was approximately $0.7 million, excluding credit of expenses results from forfeited of former Chairman and former CEO option plan (see "Item 5 - Operating and Financial review and Prospects – Selected Financial Data")  This amount includes payments made for social security, pension, disability insurance and health insurance premiums of approximately $0.06 million, as well as severance accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers. (See "Item 5 Operating and Financial Review and Prospects – 2009 Restructuring").

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

In March 2009, pursuant to a shareholders’ meeting, the monetary compensation was set for each of Mr. Grossman, Mr. Shweiger, Mr. Allouche, Mr. Yonay, Mr. Diament and Ms. Cohen as follows: annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person or held by teleconference and reimbursement of reasonable out-of-pocket expenses. Mr. Grossman serves as the Company's CEO since February 11, 2009 and subject to the completion of Bio Gal transaction will be entitled to a compensation package as detailed above in the Employment Agreements paragraph, and therefore will not be entitled to Directors fee.

We granted to three of our directors, Mr. Yonay, Mr. Shweiger and Mr. Allouche, 150,000 options each, to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 2, 2010, exercisable at an exercise price of NIS 0.298 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the said options are vested and 67% of said options shall vest and be exercisable on a monthly basis, commencing from March 2, 2010, for the duration of two years.

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

Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of six members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are Amit Yonay (chairman of the nomination committee), Jaron Diament and Dafna Cohen. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.  In March 2010, at an annual general meeting of our shareholders, Amit Yonay, Boaz Shweiger, March Allouche, and David Grossman were re-elected to serve as directors of our company. Dafna Cohen and Jaron Diament were elected to serve as external directors of our company at the March 2009 extraordinary general meeting.  Dafna Cohen and Jaron Diament are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in March 2012. After this date, their term of service may be renewed for an additional three-year term.

None of our directors or officers has any family relationship with any other director or officer.

Our Articles permit us to maintain directors' and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations. We maintain a directors and officers insurance policy which covers the liability of our directors and officers as allowed under Israeli Companies Law.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Jaron Diament, who serves as the audit committee financial expert, with Dafna Cohen and Boaz Shweiger as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

We have adopted a written charter for our audit committee, setting forth its responsibilities as outlined by the regulations of the SEC. In addition, our audit committee has adopted procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls, or auditing matters and the submission by our employees of concerns regarding questionable accounting or auditing matters.  In addition, SEC rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We are in compliance with the independence requirements of the SEC rules.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company's Board of Directors.

Our compensation committee consists of three independent directors: Jaron Diament, Dafna Cohen and Marc Allouche. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors and the Chief Executive Officer.

The objectives of the compensation committee’s policies are that such individuals should receive compensation which is appropriate given their performance, level of responsibility and experience. Compensation packages should also allow us to attract and retain executives of the necessary caliber while, at the same time, motivating them to achieve the highest level of corporate performance in line with the best interests of shareholders. In order to determine the elements and level of remuneration appropriate to each executive director, the compensation committee reviews surveys on executive pay, obtains external professional advice and considers individual performance.

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

Employees

As of June 28, 2010, we had three full-time employees. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. See also “Item 5. Operating and Financial Review and Prospects - 2009 Restructuring” and “Item 6. Directors, Senior Management and Employees – Employment Agreements” above.

For the years ended December 31, 2009, 2008 and 2007, the number of our employees engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2009	2008	2007
Research and Development
Israel	—	2	2
US	—	—	16
	—	2	18
Financial and general management
Israel	2	3	4
US	—	2	2
	2	5	6
Business development
Israel	—	—	—
US	—	1	1
	—	1	1
Total	2	8	25
Average number of full-time employees	3	14	29

Share Ownership

The following table sets forth certain information as of May 31, 2010, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of May 31, 2010.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of May 31, 2010	Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Amit Yonay[2] Chairman of the Board	—	70,833	70,833	*
Marc Allouche[2] Director	—	70,833	70,833	*
Dafna Cohen Director	—	—	—	—
Jaron Diament Director	—	—	—	—
David Grossman Director and Chief Executive Officer	—	—	—	—
Boaz Shweiger[2] Director	—	70,833	70,833	*
Ronen Twito[3] Chief Financial Officer	—	803,704	803,704	1.2%

All directors and executive officers as a group (7 persons)	—	1,016,203	1,016,203	1.6%

(1)	Options to purchase ordinary shares.
(2)	70,833 options at an exercise price of NIS 0.298 per ordinary share of NIS 0.1 par value, exercisable until March 1, 2020.

(3)	803,704 options at an exercise price of NIS 0.075 per ordinary share of NIS 0.1 par value, exercisable until June 23, 2019.

*	Represents Less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 16b of our consolidated financial statements, included at “Item 18. Financial Statements.”

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

As of December 31, 2009, we have granted to employees, directors and consultants options that are outstanding to purchase up to 2,140,714 ordinary shares of NIS 0.1 par value, pursuant to four share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

1999 Share Option Plan

Under a share option plan established in 1999, we granted options to our employees, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 840 of NIS 0.1 par value (4,200 of NIS 0.02 par value before the share consolidation) are outstanding and exercisable as of December 31, 2009, at an exercise price of $2.485 for NIS 0.1 per ordinary share ($ 0.4972 for NIS 0.02 per share, before the share consolidation to NIS 0.1 par value). The options are non-transferable.

The option term is for a period of ten years from the grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2000 Share Option Plan

Under a share option plan established in 2000, we granted options to our employees, which are held by a trustee under section 3(i) of the Tax Ordinance, of which 17,960 of NIS 0.1 par value (89,800 of NIS 0.02 par value, before the share consolidation to NIS 0.1 par value) are outstanding and exercisable as of December 31, 2009, at an exercise price of $5.5 for NIS 0.1 par value ($ 1.1 for NIS 0.02 per share, before the share consolidation to NIS 0.1 par value) per ordinary share. The options are non-transferable.

The option term is for a period of ten years from grant date. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee will expire. There are no options available for grant under this plan.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2009, at an exercise price between $ 0.0198 and $4.655 per ordinary share of NIS 0.1 par value. Up to 2,200,000 option of NIS 0.1 par value (11,000,000 options of 0.02 par value, before the share consolidation) were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares of NIS 0.1 par value, as well as 1,026,322 options (NIS 0.1 par value) that reverted to the pool due to departure of employees. As of December 31, 2009, 1,862,914 options are outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a four or three year period. As of December 31, 2009, 1,060,321 options of NIS 0.1 par value are fully vested. As of December 31, 2009, the remaining number of options of NIS 0.1 par value available for future grants under the 2001 Plan is 5,200,777

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 259,000 of NIS 0.1 par value outstanding and exercisable options, as of December 31, 2009, which were granted directors and consultants not under an option plan during 1997-2008. The options were granted at an exercise price between $2.486 and $10.55 per ordinary share. The options expire between 2010 and 2018.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of June 28, 2010, we are not aware of any beneficial owner holding more than 5% of our outstanding ordinary shares. As of May 31, 2010, there were 10,887,081 ADR's outstanding, held by approximately 6 record holders, whose holdings represented approximately 37% of the total outstanding ordinary shares, of which 5 record holders were in the US.

Related Party Transactions

To our knowledge, there are no related party transactions existing as of June 28, 2010.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are included on pages 1 through 61 of this annual report.

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

Significant Changes

We have signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar, in March 2009. In December, 2009, we amended the asset purchase agreement with Bio-Gal Ltd., so that XTL shall acquire from the shareholders of XTEPO Ltd. ("XTEPO"; a special purpose company that was established by Bio-GAL Ltd.'s shareholders who received from Bio-GAL all of Bio-Gal's right on rHuEPO and raised approximately $1.5 million) all of their shares in XTEPO in exchange for the issuance to XTEPO's shareholders of ordinary shares of XTL representing approximately 69.44% o of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000.upon the successful of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement, of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

Since July 12, 2005 our shares have been traded on Tel Aviv Stock Exchange (TASE) under the symbol "XTL". As of April 17, 2009, when we were delisted from Nasdaq, then our primary trading market, our dual-listing provisions ceased and since then TASE has become our primary trading market for our securities, and our ADRs are quoted on the Pink Sheets under the symbol "XTLBY.PK", with each ADR representing two NIS 0.1 par value ordinary shares.

On January 27, 2009, we received a Staff Determination Letter from The Nasdaq Stock Market notifying us that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that our ADRs would be delisted from Nasdaq. The letter further stated that Nasdaq would suspend trading on our ADRs at the opening of trading on February 5, 2009, unless we appealed Nasdaq's delisting determination. Nasdaq's determination to delist our ADRs was due to the fact we do not meet the stockholder's equity requirement or any of its alternatives and that Nasdaq's belief is that we are a public shell, and that we do not meet the stockholder's equity requirement or any of its alternatives. On February 3, 2009, we appealed the determination by the Nasdaq Listing Qualification Staff to delist our ADRs from the Nasdaq Capital Market. The Nasdaq Office of the General Counsel assigned a date of March 19, 2009, for an oral hearing before the Nasdaq Hearings Panel. Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing. At the hearing, we presented our opposition to Nasdaq's arguments and our business plan that among others enabled compliance with all other applicable Nasdaq listing requirements. In April 2009, we received a letter from the NASDAQ Stock Market informing us of their final decision to delist our ADRs from NASDAQ Capital Markets as of April 17, 2009, which has become final and unappealable as of July 2009.

Following the delisting in April 2009, our ADRs are quoted on the Pink Sheets under the symbol XTLBY.PK). Since September 1, 2005 until April 2009 our primary trading market was NASDAQ Capital Markets. Our ADRs have been traded on the NASDAQ Stock Market under the symbol “XTLB,” with each ADR representing ten NIS 0.02 par value ordinary shares (prior to the 1:5 share consolidation, which was resolved on March 18, 2009, and effected in June 2009).

In the past, our primary trading market was the London Stock Exchange, or LSE, where our shares were listed and traded under the symbol “XTL” since our initial public offering in September of 2000.  On October 31, 2007, our ordinary shares were delisted from the LSE, pursuant to the October 2, 2007 vote at our extraordinary general meeting of shareholders.

American Depositary Shares

The following table presents, for the periods indicated, the high and low market prices for our ADRs as reported on the NASDAQ Stock Market1 since September 1, 2005 and on the Pink Sheets since April 17, 2009, the date on which our ADRs were initially quoted. Prior to the initial quotation of our ADRs on the NASDAQ Stock Market on September 1, 2005, our ADRs were not traded in any organized market and were not liquid.

	US Dollar
	High	Low
Last Six Calendar Months
June 2010 (until June 15)	0.08	0.06
May 2010	0.11	0.06
April 2010	0.13	0.11
March 2010	0.13	0.10
February 2010	0.14	0.12
January 2010	0.15	0.09
December 2009	0.15	0.09
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2010 (until June 15)	0.13	0.06
First Quarter of 2010	0.15	0.09
Fourth Quarter of 2009	0.18	0.09
Third Quarter of 2009	0.22	0.14
Second Quarter of 2009	0.32	0.05
First Quarter of 2009	0.20	0.05
Fourth Quarter of 2008	3.55	0.04
Third Quarter of 2008	4.96	2.95
Second Quarter of 2008	3.93	2.90
First Quarter of 2008	4.39	2.70
Full Financial Years Since Listing
2009	0.32	0.05
2008	4.96	0.04
2007	4.99	1.10
2006	8.17	2.00

[1]
Our ADRs are quoted on the Pink Sheets since April 17, 2009. Our ADRs were quoted on the NASDAQ Capital Market since December 3, 2007 until April 17, 2009 and prior to that were quoted on the NASDAQ Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of the NIS 0.1 par value ordinary shares (after the 1:5 share consolidation which was resolved on June 22, 2009) on the Tel Aviv Stock Exchange.  For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.819 New Israeli Shekel per US Dollar, as reported by the Bank of Israel on June 15, 2010.

	New Israeli Shekel		US Dollar
	High	Low	High	Low
Last Six Calendar Months
June 2010 (until June 15)	0.262	0.162	0.069	0.042
May 2010	0.294	0.199	0.077	0.052
April 2010	0.318	0.283	0.083	0.074
March 2010	0.370	0.300	0.097	0.079
February 2010	0.359	0.303	0.094	0.079
January 2010	0.407	0.275	0.107	0.072
December 2009	0.410	0.262	0.107	0.069
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2010 (until June 15)	0.318	0.162	0.083	0.042
First Quarter of 2010	0.407	0.275	0.107	0.072
Fourth Quarter of 2009	0.468	0.262	0.123	0.069
Third Quarter of 2009	0.597	0.392	0.156	0.103
Second Quarter of 2009	1.285	0.200	0.336	0.052
First Quarter of 2009	0.345	0.095	0.090	0.025
Fourth Quarter of 2008	6.250	0.075	1.637	0.020
Third Quarter of 2008	8.700	5.065	2.278	1.326
Second Quarter of 2008	6.500	4.800	1.702	1.257
First Quarter of 2008	7.500	4.505	1.964	1.180
Full Financial Years Since Listing
2009	1.285	0.095	0.336	0.025
2008	8.700	0.075	2.278	0.020
2007	10.20	2.275	2.671	0.596
2006	18.50	4.645	4.844	1.214
1 On June 22, 2009 a 1:5 share consolidation was resolved. All figures prior to the effective date were adjusted accordingly.

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

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital is NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a vote at the recent shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.10 per share.  In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value.  The share consolidation was effected in June 2009.

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

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders to which we need to add additional three days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who holds or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than seven days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting. All shareholders who are registered in our registrar on the record date, or who will provide us with proof  of ownership on that date as applicable to the relevant registered shareholder, are entitled to participate in a general meeting and may vote as described in “Voting Rights” and “Voting by Proxy and in Other Manners,” below.

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

Rights of Shareholders

Under the Israeli Companies Law, our shareholders have the right to inspect certain documents and registers including the minutes of general meetings, the register of shareholders and the register of substantial shareholders, any document held by us that relates to an act or transaction requiring the consent of the general meeting as stated above under “Approval of Certain Transactions,” our Articles of Association and our financial statements, and any other document which we are required to file under the Israeli Companies Law or under any law with the Registrar of Companies or the Israeli Securities Authority, and is available for public inspection at the Registrar of Companies or the Securities Authority, as the case may be.

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

Enforceability of Civil Liabilities

We are incorporated in Israel and most of our directors and officers and the Israeli experts named in this report reside outside the US. Service of process upon them may be difficult to effect within the US.  Furthermore, because substantially all of our assets, and those of our non-US directors and officers and the Israeli experts named herein, are located outside the US, any judgment obtained in the US against us or any of these persons may not be collectible within the US.

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

Material Contracts

VivoQuest Inc.

In August 2005, we entered into an asset purchase agreement with VivoQuest, a privately held biotechnology company based in the US, pursuant to which we agreed to purchase from VivoQuest certain assets, including VivoQuest’s laboratory equipment, and to assume VivoQuest’s lease of its laboratory space. In consideration, we paid $450,000 to VivoQuest, which payment was satisfied by the issuance of ordinary shares having a fair market value in the same amount as of the closing date. In addition, we entered into a license agreement with VivoQuest pursuant to which we acquired exclusive worldwide rights to VivoQuest’s intellectual property and technology.  The license covers a proprietary compound library, including VivoQuest’s lead HCV compounds, that was developed through the use of Diversity Oriented Synthesis, or DOS, technology. The terms of the license agreement include an initial upfront license fee of approximately $941,000 that was paid in our ordinary shares.  The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets.  These milestone payments total $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election.  In addition, the license agreement requires that we make royalty payments on product sales. The asset purchase agreement and the license agreement with VivoQuest were completed in September 2005.

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

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd, a Gibraltar private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal Ltd., so that XTL shall acquire a XTEPO Ltd. (a special purpose company that was established by Bio-GAL Ltd.'s shareholders who received from Bio-Gal all of Bio-Gal's right on rHuEPO and raised approximately $1.5 million). We intend to develop rHuEPO for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we will issue to XTEPO's shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement.  We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. The closing of the transaction is subject to closing conditions including mainly: XTL’s shareholders’ approval, which was obtained at a shareholder meeting on March 2, 2010, and receiving an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement of the Israeli Tax Authorities. Management believes that closing of the transaction shall take place in the third quarter of 2010.

Bicifadine License

In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain in 2008. In January 2007, XTL Development had signed an agreement with DOV to in-license the worldwide rights for Bicifadine. XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash in 2007. In addition, XTL Development would have been required to make milestone payments of up to $126.5 million over the life of the license. These milestone payments would have been made in either cash and/or our ordinary shares, at our election, with the exception of $5 million in cash, due upon or after regulatory approval of the product. XTL Development was also obligated to pay royalties to DOV on net sales of Bicifadine. Following our announcement of the failure of the phase 2b clinical trial, we ceased development of Bicifadine for diabetic neuropathic pain in 2008 and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, both XTL Development and DOV ceased the prosecution and maintenance of those patents relating to Bicifadine. In March 2010, the agreement was formally terminated.

In addition, XTL Development was committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. Once the Bicifadine license agreement was terminated, the commitment to pay a further transaction advisory fee ceased. In March 2010, we formally terminated the license agreement and therefore all unvested SARs have automatically expired. See also “Item 10. Additional Information - Material Contracts.” See “Item 5 – Operating and Financial Review and Prospects – Obligations and Commitments.”

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

Taxation

Subject to the completion of Bio-Gal transaction, we will issue XTEPO's shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. As a result of the shifts of ownership, which exceeds 50% over the three year lookback period, the Company's US carry back losses will be subject to certain limitations.

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

Corporate Tax Rate

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2007 are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which were material to us, can be described as follows:

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

Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the Amendment), the provisions of the Adjustments Law no longer apply to our Company since 2008 tax year and thereafter, and therefore, the results of our company are measured for tax purposes in nominal terms. The amendment includes a number of transition provisions which includes the continued adjustment of depreciation deductions through the end of the 2007 tax year.

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

The capital gains tax imposed on Israeli tax resident individuals on the sale of securities is 20%. With respect to an Israeli tax resident individual who is a “substantial shareholder” on the date of sale of the securities or at any time during the 12 months preceding such sale, the capital gains tax rate was increased to 25%. A “substantial shareholder” is defined as someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation. With respect to Israeli tax resident corporate investors, capital gains tax at the regular corporate rate will be imposed on such taxpayers on the sale of traded shares.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the US within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions or if the capital gains from such sale are considered as business income attributable to a permanent establishment of the US resident in Israel. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the US federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in US laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.

The tax rate imposed on dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents is set at a rate of 20%. With respect to “substantial shareholders,” as defined above, the applicable tax rate is 25%. The taxation of dividends distributed by an Israeli company to another Israeli corporate tax resident is generally exempt from tax.

In any case, dividends distributed from the taxable income attributable to an Approved Enterprise, to both Israeli tax residents and non-Israeli residents remains subject to a 15% tax rate.

Notwithstanding, dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents are subject to a 20% withholding tax (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends distributed by an Israeli company to another Israeli tax resident company are generally exempt, unless such dividends are distributed from taxable income attributable to an Approved Enterprise, in which case such dividends are taxed at a rate of 15%, or unless such dividends are distributed from income that was not sourced in Israel, in which case such dividends are taxed at a rate of 25%.

Under the United States-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the US is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of company during the company’s taxable year preceding the distribution of the Dividend and the portion of the company’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

US Federal Income Tax Considerations

The following discusses the material US federal income tax consequences to a holder of our ordinary shares, who qualifies as a US holder, which is defined as:

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

Tax Consequences If We Are A Passive Foreign Investment Company

Special tax rules apply to the timing and character of income received by a US holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS, has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation such as us is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2009, 2008, 2005 and 2004.  However, we believe that we were a PFIC for the taxable years ended December 31, 2007 and 2006.  Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2010 taxable year and possibly in subsequent years.  In addition, even though we may not be a PFIC in any one particular year, the PFIC taint remains, and the special PFIC tax regime will continue to apply.

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

US Federal Income Tax Consequences for XTL

As of March 18, 2009, we did not have a “permanent establishment” in the US. Our board of directors consists of a majority of Israeli residents and our CEO is domiciled in Israel. However, for the period we did have a "permanent establishment" in the US, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax.

As of December 31, 2009, we did not earn any taxable income for US federal tax purposes and we do not have a permanent establishment.  If we eventually earn taxable income attributable to our US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2009, we estimate that these US net operating loss carryforwards are approximately $23 million.  These losses, subject to limitation in the case of shifts in ownership of the Company, e.g., a planned offering or capital raise, resulting in a more than 50 percentage point change over a three year lookback period, can be carried forward to offset future US taxable income and expire through 2029.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government, investment-grade corporate debt securities, and bank deposits in accordance with our investment policy. Some of these instruments in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2009, our portfolio of financial instruments consists of cash and cash equivalents and restricted short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2009, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We have generated all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. Until 2008, substantial amount of our operating expenses were in US dollars. Commencing from 2009 (after the failure of the Bicifadine clinical trial) the Company's head office moved back to Israel and thus the portion of our expenses in New Israeli Shekels ("NIS") has increased, mainly due to payment to Israeli employees and suppliers. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess the use of the US dollar as our functional currency. As a result, we are exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may decide in the future to hold portion of our cash, cash equivalents, bank deposits and marketable securities in NIS as well as to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US dollar or that the timing of any devaluation may lag behind inflation in Israel.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees Payable By ADS Holders. A copy of our Form of Deposit Agreement with The Bank of New York (the “Depositary”) (including the Form of American Depositary Receipt or “ADR”) was filed with the SEC as an exhibit to our Form F-6 filed on November 28, 2007 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Item	Associated Fee	Depositary Action

1.	Taxes and other governmental charges	As applicable

2.
Registration fees in effect for the registration of transfers of shares generally on the share register of XTL or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals
As applicable

3.	Expenses incurred by the Depositary	• Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement) • Foreign currency conversion into U.S. dollars

4.	$5.00 or less per 100 ADSs (or portion thereof)
Execution and delivery of ADRs for distributions and dividends in shares and rights to subscribe for additional shares or rights of any other nature and surrender of ADRs for the purposes of withdrawal, including the termination of the Deposit Agreement

5.	$0.02 or less per ADS (or portion thereof)
Any cash distribution made pursuant to the Deposit Agreement, including, among other things:

•   cash distributions or dividends;

•   distributions other than cash, shares or rights;

•   distributions in shares; and

•   rights of any other nature, including rights to subscribe for additional shares.

6.	A fee for the distribution of securities equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Distributions of securities other than cash, shares or rights

7.
A fee of $.02 or less per ADS (or portion thereof) for depositary services, which will accrue on the last day of each calendar year, provided, however, that no fee will be assessed to the extent a fee of $.02 was charged pursuant to Item 5 above during that calendar year
As applicable

8.
Any other charge payable by the Depositary, any of the Depositary's agents, including its custodian, or the agents of the Depositary's agents in connection with the servicing of shares or other deposited securities
As applicable

Fees Paid to XTL by the Depositary.   As of January 1, 2009 through June 28, 2010, the Company has not received any fees, direct payments or indirect payments from The Bank of New York.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)         Disclosure controls and procedures.  Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.  As of December 31, 2009, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures as of December 31, 2009 were effective.

(b)         Internal controls over financial reporting.  Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2009.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report as of December 31, 2009 and dated June 28, 2010 relating to the financial statements which appear in this Annual Report on Form 20-F for the year ended December 31, 2009.

(c)         Internal controls.  There have been no significant changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jaron Diament, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., PO Box 370, Rehovot 76100, Israel.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PWC, for the years ended December 31, 2009 and 2008.
	2009	2008
	(in thousands US$)
Audit fees	62	79
Audit-related fees	-	36
Tax fees	-	2
All Other fees	8	22
Total	70	139

The audit fees for the years ended December 31, 2009 and 2008, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements, statutory audits, and review of the outline report related to the Bio Gal transaction in 2009.

The audit-related fees for the years ended December 31, 2009 and 2008, respectively, were for Sarbanes Oxley compliance (only in 2008) and were also for assurance and related due diligence services related to accounting consultations in connection with our fundraising activities in 2008, including issuance of comfort letters, and consents and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2009 and 2008, respectively, were for services related to tax compliance, including the preparation of tax returns (only for XTL Biopharmaceuticals Ltd.), tax planning and tax advice, including assistance with tax audits and appeals, and tax advice related to our in-licensing activities.

Other fees for the years ended December 31, 2009 and 2008 relate to expense reimbursement, primarily travel and related.

For the fiscal year ended December 31, 2009 and 2008, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-61 of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
3.1	Articles of Association†
4.1	Form of Share Certificate (including both Hebrew and English translations). *
4.2	Form of American Depositary Receipt (included in Exhibit 4.3). †
4.3
Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Receipts issued thereunder. †

4.5	Form of Director and Senior Management Lock−up Letter. ^
10.13	1999 Share Option Plan dated June 1, 1999. †
10.15	2000 Share Option Plan dated April 12, 2000. †
10.16	2001 Share Option Plan dated February 28, 2001. †
10.17	Letter of Understanding, dated August 5, 2005, relating to the License Agreement dated June 2, 2004 between Cubist Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd. †
10.20	Employment Agreement, dated as of January 3, 2006, between XTL Biopharmaceuticals Ltd. and Ron Bentsur. ^
10.21	Agreement, dated August 1, 2005, between XTL Biopharmaceuticals Ltd. and Michael S. Weiss. †
10.22	Form No. 1 of Director Service Agreement. †
10.23	Form No. 2 of Director Service Agreement. †
10.24	Form No. 3 of Director Service Agreement. †
10.25	Form No. 4 of Director Indemnification Agreement†
10.26	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.27	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.28	Securities Purchase Agreement, dated March 17, 2006, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein. #
10.29	Registration Rights Agreement, dated March 22, 2006, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein. #
10.30	Form of Ordinary Share Purchase Warrants, dated March 22, 2006, issued to the purchasers under the Securities Purchase Agreement. ^
10.32	License Agreement between XTL Development, Inc. and DOV Pharmaceutical, Inc., dated January 15, 2007. *
10.33	Employment Agreement, dated as of January 1, 2006, between XTL Biopharmaceuticals Ltd. and Bill Kessler. *

10.34	Securities Purchase Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd., and the purchasers named therein. #
10.35	Registration Rights Agreement, dated October 25, 2007, by and among XTL Biopharmaceuticals Ltd. and the purchasers named therein. #
10.36	License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated March 19, 2008. #
10.37	Amended and Restated License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated August 4, 2008. &,>
10.38	Services Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., Quoque Bioventures LLC and Antecip Bioventures LLC. +
10.39	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC. +
10.40	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC. +
10.41	Stock Appreciation Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Antecip Bioventures LLC. +
10.42	Registration Rights Agreement, dated as of October 15, 2008, by and among XTL Biopharmaceuticals Ltd., XTL Development Inc., and Quoque Bioventures LLC. +
10.43	Asset Purchase Agreement, dated as of March 18, 2009 between XTL Biopharmaceuticals Ltd. and Bio-Gal Ltd. &, >
10.44
Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002. &, >

10.45
Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008. &, >

10.46	Amended and Restated Asset Purchase Agreement, Originally dated as of March 18, 2009, by among XTEPO Ltd. and Bio-Gal Ltd.
10.47	Share Transfer Agreement, made as of December 31, 2009, by and among XTEPO Ltd., XTL Biopharmaceuticals Ltd., and all of the shareholders and option holders of XTL Biopharmaceuticals Ltd.
10.48	Notice of Termination Agreement to Bicifadine License, dated March 4, 2010.
10.49	Employment Agreement, dated as of January 18, 2010, between XTL Biopharmaceuticals Ltd. and David Grossman.
10.50	Employment Agreement, dated as of July 29, 2009, between XTL Biopharmaceuticals Ltd. and Ronen Twito.
21.1	List of Subsidiaries
23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd, dated June 28, 2010.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2010.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2010.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2010

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

# Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 27, 2008.

+ Incorporated by reference from the current annual report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on October 24, 2008.

& Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

> Confidential treatment has been requested with respect to the omitted portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Signature:	/s/ David Grossman
David Grossman
Chief Executive Officer
Date: June 28, 2010

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

INDEX

Page

Auditors' Report	F-2

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	F-3

Statements of Comprehensive Income	F-4

Statement of Changes in Equity	F-5

Statement of Cash Flows	F-6 - F-7

Notes to Consolidated Financial Statements	F-8 - F-61

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF THE AUDITORS

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") and its subsidiaries as of December 31, 2009, December 31, 2008, December 31, 2007 and January 1, 2007, and the related consolidated statements of Comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2009.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, December 31, 2008, December 31, 2007 and January 1, 2007, and the consolidated comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Israeli Securities (Preparation of Annual Financial Statements) Regulations, 2010.

Without qualifying our opinion, we draw your attention to note 1d of the consolidated financial statements, which addresses, the Company's ability to continue operating as a going concern, is dependent on the completion of the Bio-Gal Transaction and the ability to raise additional funds as part of this transaction, or from alternative sources. The transaction has not yet been completed, among other things, due to the requirement to obtain approval of XTEPO Ltd's shareholders and the company's board to the proposed pre-ruling agreement of the Israeli Tax Authorities. Notwithstanding, there is uncertainty regarding completion of the Bio- Gal Transaction and the ability to raise funds as part of this transaction, or from alternative sources. Therefore, there is substantial doubt regarding the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern.

Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
28 June 2010

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,			January 1,
		2009	2008	2007	2007
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	412	2,924	2,377	4,400
Short-term deposits	6	-	-	10,600	20,845
Financial assets at fair value through profit or loss		-	-	-	102
Assets held for sale		-	-	-	18
Employee benefit assets	13	-	12	-	-
Accounts receivable	7	33	305	654	609
Income taxes receivable		72	49	270	-
Restricted deposits		40	71	-	-

		557	3,361	13,901	25,974
NON-CURRENT ASSETS:
Restricted deposits		-	-	61	172
Employee benefit assets	13	-	-	16	-
Fixed assets	9	23	41	106	490
Intangible assets	10	-	-	9,294	1,808
Other investments	1b	135	-	-	-
Deferred tax assets		-	-	-	48

		158	41	9,477	2,518

Total assets		715	3,402	23,378	28,492

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	11	192	416	2,144	941
Other accounts payable	12	516	1,058	1,665	1,834
Income taxes payable		-	-	-	143
Deferred revenue		-	-	-	399
Retirement benefit obligation	13	-	447	-	-
Liability for share appreciation rights	14	-	7	1,560	-

		708	1,928	5,369	3,317
NON-CURRENT LIABILITIES:
Retirement benefit obligation		-	-	131	223
Deferred revenue		-	-	-	398

		-	-	131	621

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT:	16
Share capital		1,445	1,445	1,444	1,072
Share premium		139,786	139,786	139,577	131,153
Accumulated deficit		(141,224)	(139,757)	(123,143)	(107,671)

Total equity		7	1,474	17,878	24,554

Total liabilities and equity		715	3,402	23,378	28,492

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: June 28, 2010

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2009	2008	2007
	Note	U.S. dollars in thousands (except per share data)

Revenues	17	-	5,940	907
Cost of revenues	17	-	1,841	110

Gross profit		-	4,099	797

Research and development costs	18	-	11,722	11,500
General and administrative expenses	19	(2,429)*)	3,937	7,596
Impairment loss of intangible asset	10	-	7,500	-
Other gains (losses), net	20	139	288	(8)

Operating income (loss)		2,568	(18,772)	(18,307)

Finance income	21	6	331	668
Finance costs	21	10	17	30

Financial income (costs), net		(4)	314	638

Income (loss) before taxes on income		2,564	(18,458)	(17,669)
tax benefit	22	(23)	(31)	(206)

Net income (loss) for the year attributable to equity holders of the parent		2,587	(18,427)	(17,463)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	23	0.044	(0.315)	(0.382)

*)	Including reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 16b.

**)	After taking into account capital consolidation effected on June 22, 2009, see Note 16a(2).

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31, 2009
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2009		1,445	139,786	(139,757)	1,474

Net income for the year		-	-	2,587	2,587
Share-based payment to employees and others	16	-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	14	-	-	126	126

Balance at December 31, 2009		1,445	139,786	(141,224)	7

		Year ended December 31, 2008
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2008		1,444	139,577	(123,143)	17,878

Loss for the year		-	-	(18,427)	(18,427)
Share-based payment to employees and others	16	-	-	1,813	1,813
Exercise of options	16	1	32	-	33
Refund of stamp duty on share issuance		-	177	-	177

Balance at December 31, 2008		1,445	139,786	(139,757)	1,474

		Year ended December 31, 2007
		Share capital		Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2007		1,072		131,153	(107,671)	24,554

Loss for the year		-		-	(17,463)	(17,463)
Issue of shares	16	372		8,420	-	8,792
Share-based payment to employees and others	16	-		-	1,991	1,991
Exercise of options	16	-	*)	4	-	4

Balance at December 31, 2007		1,444		139,577	(123,143)	17,878

*)	Less than $ 1,000.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2009	2008	2007
	Note	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the year attributable to equity holders of the parent		2,587	(18,427)	(17,463)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)		(5,075)	7,849	3,543

Net cash used in operating activities		(2,488)	(10,578)	(13,920)

Cash flows from investing activities:

Decrease (increase) in restricted deposit	6	31	(10)	113
Decrease in short-term bank deposits	10	-	10,600	10,245
Purchase of intangible assets	9	-	-	(7,500)
Purchase of fixed assets	9, 20	-	(2)	(65)
Proceeds from sale of fixed assets and held for sale assets		-	327	308
Other investments	1b	(55)	-	-

Net cash provided by (used in) investing activities		(24)	10,915	3,101

Cash flows from financing activities:

Proceeds from issue of shares	16	-	-	8,792
Refund of stamp duty paid in 2004 for share issuance		-	177	-
Exercise of options	16	-	33	4

Net cash provided by financing activities		-	210	8,796

Increase (decrease) in cash and cash equivalents		(2,512)	547	(2,023)
Cash and cash equivalents at the beginning of the year		2,924	2,377	4,400

Cash and cash equivalents at the end of the year		412	2,924	2,377

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2009	2008	2007
		Note	U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	9,10	13	39	108
	Loss (gain) on sale of fixed assets	20	5	(288)	(40)
	Share options granted to directors, employees and service providers	16	(4,180)	1,813	1,991
	Impairment of intangible assets	10	-	7,500	-
	Impairment of fixed assets	9	-	-	105
	Change in intangible assets	10	-	1,783	-
	Change in retirement benefit obligation, net	13	(435)	320	(108)
	Change in liability for share appreciation rights	14	119	(1,553)	1,560
	Change in deferred taxes	22	-	-	48
	Proceeds from sale of securities at fair value through profit or loss, net		-	-	54
	Change in fair value of financial assets at fair value through profit or loss		-	-	48
	Finance costs on restricted deposit		-	-	(2)

			(4,478)	9,614	3,764
	Changes in operating asset and liability items:

	Change in deferred revenues		-	-	(797)
	Decrease (increase) in accounts receivable	7	249	570	(315)
	Decrease in other accounts payable	12	(542)	(607)	(312)
	Increase (decrease) in trade payables	11	(304)	(1,728)	1,203

			(597)	(1,765)	(221)

			(5,075)	7,849	3,543

(b)	Additional information on cash flows from operating activities:

	Interest received		3	390	921

	Interest paid		-	3	4

	Refund of taxes on income		-	262	-

	Payment of taxes on income		-	2	165

(c)
Non-cash investing activities for the year ended December 31, 2009 total at approximately $ 80 thousand and it derives from deferred charges in connection with Bio-Gal (Xtepo) transaction which were recorded in the line item "other investments" (see Note 1b below).

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). The company and the subsidiaries ("the group") have one operating segment.

On November 18, 2008, the Group announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical. Inc. ("DOV")) failed to meet its endpoints and, as a result, the Group ceased its development and as a result the group ceased development of Bicifadine for diabetic neuropathic pain, and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development has ceased the prosecution and maintenance of those patents relating to the Bicifadine, in coordination with DOV.  As for the termination of the license agreement, see note 25.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to complete the Bio-Gal transaction (see also b below), cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of drugs (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company (see c and Note 15a(3) below).

The Company is a public company traded on the Tel-Aviv Stock Exchange and the Company's American Depositary Receipts ("ADR") are quoted on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market, under the symbol “XTLBY.PK”.

On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the Pink Sheets regulatory framework in the U.S.. As a result of the above, the Company can not enjoy the relieves under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

b.
In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin ("EPO") for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of $ 10 million in cash upon the successful completion of a Phase 2b clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment. The Company is also obligated to pay 1% royalties on net sales of the product.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (cont)

On December 31, 2009, the Company's Board approved and Bio-Gal amended the asset purchase agreement with Bio-Gal Ltd. so that the Company shall acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), an Israeli privately-held company incorporated by Bio-Gal's shareholders for the transaction and that after the transaction will hold the exclusive license to use a patent of EPO drug and approximately $ 1.5 million in cash, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. An amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.
In addition, the company is obligated to pay 1% royalties on net sales of the product as well as fixed royalties payment in the total amount of $ 370 thousand, upon the successful of phase 2. Such payment of $ 370 thousand shall be made upon the earlier of:

1.	The completion of a successful fundraising by the Company or Xtepo at any time after the successful completion of the phase 2 of an amount of minimum $ 2 million.
2.	Six months from the successful completion of phase 2.

The closing of the transaction is subject to obtaining an approval from the Tax Authorities to carry out the share swap pursuant to section 103 and 104 to the Income Tax Ordinance and to obtaining approval that warrants in Xtepo were exercised so Xtepo will hold approximately $1.5 million at the date of transaction and additional contingent conditions.

During the year 2009 the Company capitalized direct expenses associated with the transaction in the amount of $ 135 thousand that were recorded as "Other investments".

c.
In 2005, the Company acquired patent rights and other assets of VivoQuest Inc. ("VivoQuest"), covering a compound library, which includes certain compounds for the development of the DOS. Part of these rights was sold during 2008 to Presidio.

d.
As of December 31, 2009, the Company has accumulated losses in the amount of approximately $ 141.2 million and equity in the amount of $ 7 thousand. The continuation of the Company's operations is dependent on closing the Bio-Gal transaction and obtaining its funds or raising funds from alternative sources.

As stated in b above, on December 31, 2009, the Company signed an amendment to the agreement with Bio-Gal. Likewise, on March 2, 2010, at a shareholders' meeting, the Company's shareholders approved the new outline for the Bio-Gal transaction as stated above. As of the date of the approval of these financial statements, an approval from XTEPO's shareholders and XTL's Board to the proposed pre-ruling agreement of the Israeli Tax Authorities and approval that warrants in Xtepo were exercised so Xtepo will hold approximately $1.5 million at the date of transaction, has yet to be obtained, which constitute contingent conditions along with additional contingent conditions required for the closing of the transaction.

The Company's management estimates that the required approvals are expected to be obtained within a reasonable period of time and will enable closing, raising funds and continuation of operations. However, closing the transaction and such raising are subject to uncertainty. If the transaction and raising are not effected in the coming weeks, there are significant doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

First-time adoption of IFRS:

1.	Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.

Starting from the three months period ended March 31, 2009, the Company adopted International Financial Reporting Standards ("IFRS") and this pursuant to the provisions of Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" which was published by the Israel Accounting Standards Board. The IFRS are standards and interpretations adopted by the International Accounting Standards Board.

They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These financial statements are in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because they are the first IFRS annual financial statements of the Group. The financial statements were prepared in accordance with IFRS that were published and became effective or adopted earlier when the financial statements were prepared (March 2010).

According to IFRS 1, the Group's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the financial statements were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to U.S. GAAP to reporting pursuant to IFRS on comparative figures in the financial statements and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 26.

2.
The Company's financial statements as of December 31, 2009, 2008 and 2007 and January 1, 2007 and for each of the three years in the period ended December 31, 2009 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The accounting policies described below are consistent with those of all periods presented, unless it is indicated otherwise.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of retirement assets, financial assets at fair value through profit or loss and liability for share appreciation rights at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company's management to exercise its judgment in the process of applying the Group's accounting policies. The areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Company's management.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	The Group's operating cycle is 12 months.

4.	The Company analyses the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

b.        Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). The Company wholly owns all subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and the subsidiaries are eliminated in full in the consolidated financial statements.

c.         Foreign currency translation of transactions and balances:

1.        Functional and presentation currency:

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in U.S. dollars, which is the functional currency of each of the Group's entities and the Company's presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar ("the dollar") in relation to the NIS and the representative exchange rates:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2009	(0.71)
December 31, 2008	(1.14)
December 31, 2007	(8.97)
December 31, 2006	(8.21)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2009	3.775
December 31, 2008	3.802
December 31, 2007	3.846
December 31, 2006	4.225

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.         Transactions and balances:

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of comprehensive income in the line item finance income (costs). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction.

d.	Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the improvement.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in when the asset is derecognized in "other gains (losses), net" in the consolidated statements of comprehensive income.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see g below).

e.        Financial assets:

1.        Classification:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. The Company's management determines the classification of its financial assets at initial recognition.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a)        Financial assets at fair value through profit or loss:

This category contains two sub-categories: financial assets held for trading purposes and financial assets at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if designated to this category by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are held for trading purposes and it is probable that they will be disposed of within one year after the date of the financial position.

b)       Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the financial position. These maturities are classified as non-current assets. The Group's loans and receivables are included in the line items: "accounts receivable", "cash and cash equivalents" and "restricted deposits" on the face of the statement of financial position (see also i below).

c)        Available-for-sale financial assets:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose the investment therein within 12 months after the date of the financial position.

d)        Held-to-maturity investments:

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturity that the Company's management has the positive intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be "tainted" and reclassified as available-for-sale. In the reported periods, the Group did not hold investments that were classified to this category.

2.	Recognition and measurement:

Regular purchases and sales of financial assets are recognized on the date of disposal of the transaction which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss are presented in the statement of comprehensive income within "other gains (losses), net" in the period in which they arise.

As for the measurement of the fair value of the Company's financial instruments, see Note 4.

3.        Offsetting financial instruments:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle the financial assets and liabilities on a net basis or realize the asset and settle the liability simultaneously.

4.        Impairment of financial assets:

Financial assets carried at amortized cost:

The Group assesses at the end of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset ("a loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

f.         Intangible assets:

Research and development:

Research expenses are recognized in the statement of income when incurred. An intangible asset arising from a development project is recognized when the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;
-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. During the reported period, the Group did not capitalize development costs to intangible assets.

The Company recognized at fair value an intangible asset relating to research and development costs acquired from third parties.

Acquired development assets are not systematically amortized and are tested for impairment annually in accordance with the provisions of IAS 36, "Impairment of Assets" (see g below).

Government grants for approved projects were deducted from the relevant expense.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.        Impairment of non-financial assets:

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered animpairment are reviewed for possible reversal of the impairment at each reporting date.

As for testing impairment of acquired development assets, see f above.

h.        Government grants:

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

i.         Cash and cash equivalents:

Cash and cash equivalents includes cash in hand, short-term bank deposits, other short-term highly liquid investments with original maturities of three months or less.

j.         Share capital:

The Company's Ordinary shares are classified as share capital. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

k.        Trade payables:

Trade payables are the Group's obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

l.         Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes.

1.         Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the date of statement of financial position as well as adjustments required in connection with the tax liability in respect of prior years.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.        Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of comprehensive income based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of comprehensive income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. Deferred tax asset has not recognized in the Group's accounts because the availability of taxable income in the future is not probable.

m.       Employee benefits:

1.        Post-employment benefits:

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans represent defined contribution plans because the Company pays fixed contributions into an independent separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

According to the labor laws and employment contracts in Israel and according to the Company's practice, the Company is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Company's liability to pay compensation is accounted for as a defined benefit plan and, for part of the employees, it is treated as a defined contribution plan.

According to the Company's liability to employees for whom there are plans that represent defined benefit plan, the amounts of the benefits that the employee eligible to compensation will receive on retirement is defined by the number of years of service and its last salary.

The Company's liability to other employees who are part of the defined contribution plan is to pay fixed contributions to an independent separate entity and the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liability recognized in the statements of financial position is the present value of the defined benefit obligation at balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method.

The present value of the obligation is determined by discounting the estimated future cash flows (after taking into account estimated salary increases) using interest rates of Government debentures that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

According to IAS 19, "Employee Benefits" ("IAS 19"), the discount rate used to compute the actuarial obligation is determined by reference to market yields at the balance sheet date of high quality corporate bonds. However, IAS 19 states that in countries where there is no deep market in such bonds, the market yields on Government debentures shall be used.

As stated above, the interest rate used by the Company in discounting the estimated future cash flows for computing the actuarial obligation was determined using interest rates of high quality NIS Government debentures since the Company's management believes that there is no market with heavy trade in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains and losses arising from changes in actuarial assumptions and differences between assumptions made in the past and actual results in the statement of comprehensive income in the period in which they arise.

The liabilities for compensation is measured at fair value.

The above liabilities comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of retirement benefit obligation for the balance sheet presentation.

As stated above, for defined contribution plan the Company buys insurance policies and pays contributions to pension and compensation funds against its liability to pay pension and retirement. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

2.        Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.        Share-based payment transactions:

The Company operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income with a corresponding adjustment to equity.

The proceeds received when the options are exercised into shares net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments for share appreciation rights with settlement alternative which were granted to the Group's service provider were accounted in the past as a cash-settled grant. The Company remeasured the value of the liability at each reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company's financial condition (see Note 1d), the classification of the transaction was modified to an equity-settled transaction. The company has no obligation to settle the transaction in cash.

o.        Revenue recognition:

Revenues are recognized in the statement of comprehensive income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Group's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a)	The fair value of labor services by the Group's employees is recognized over the service term.

b)	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

3.	Interest income are recognized on a periodic basis using the effective interest method.

p.        Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the parent by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive (decreases the earnings or increases the loss per share).

q.        Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

r.         Non-current assets (or disposal groups) held-for-sale:

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. These assets are stated at the lower of carrying amount and fair value less costs to sell. Non-current assets (or disposal groups) classified as held-for-sale are presented separately from other assets in the statements of financial position. The liabilities of disposal groups that are classified as held-for-sale are presented separately from the other liabilities in the statements of financial position.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	New and amended IFRS standards and IFRIC interpretations:

Below are standards and amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company:

a)
IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Company/Group will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010.

b)
IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3R prospectively to all business combinations from January 1, 2010.

c)
IFRS 9, "Financial Instruments" ("IFRS 9"). IFRS 9 was issued in November 2009 and it represents the first milestone in the three stages planned replacement of IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The first issued part replaces the sections of IAS 39 which deal with the classification and measurement of financial assets. Below are summarized principles of IFRS 9:

-
Financial assets are classified into one of the two following categories: fair value and amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the entity's business model for managing financial instruments and the contractual characteristics of the cash flows from the instrument.

-	A hybrid contract with a financial asset host is classified in its entirety into one of the above categories without separating the embedded derivative from a host contract.

-
A financial asset is measured after initial recognition at amortized cost only if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and (b) the contractual cash flows under the instrument solely represent payments of principal and interest (in other words, the instrument has only basic features of a loan).

-	Financial assets that are debt instruments not meeting the above criteria are measured at fair value through profit or loss.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Financial assets that are equity instruments should be measured at fair value, as follows:

i.	Equity instruments held-for-trading should be measured at fair value.

ii.
As for other equity instruments, an entity has an option to choose on initial recognition (irrevocable designation) to recognize subsequent changes in fair value in other comprehensive income. If the above is chosen, there is no recycling of fair value gains and losses to profit or loss even if the instrument is disposed. However, dividends from such instruments will be recognized in profit or loss. Such designation is on an instrument-by-instrument basis. Equity instruments which were not designated as above, should be measured at fair value through profit or loss.

IFRS 9 is effective for years beginning on or after January 1, 2013. Early application is permitted. At this stage, the Company is evaluating the guidance of the standard, its impact on the Company and the time when the Company will adopt it.

d)
Amendment to IAS 7, "Cash Flows Statements" ("the amendment to IAS 7"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment to IAS 7 is applied retrospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Group will apply this amendment from January 1, 2010 and it is not expected to have a material impact on the financial statements.

e)
Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. The amendment to IAS 38 clarifies, among others, the requirements in IFRS 3 (revised), "Business Combinations" ("IFRS 3R") regarding the accounting treatment of intangible assets acquired in a business combination. This amendment permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. If an entity applies IFRS 3 for an earlier period, the amendment to IAS 38 shall be applied for that earlier period. The Group will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

f)
Amendment to IAS 38, "Intangible Assets" ("the amendment to IAS 38"). This amendment is part of the IASB's annual improvements project published in April 2009. This amendment clarifies, among others, the description of valuation techniques used when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets. The amendment to IAS 38 is applied prospectively for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Group will apply the amendment to IAS 38 from January 1, 2010. At this stage, the impact, if any, on the financial statements can not be assessed.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.
Share-based payments as well as liability for share appreciation rights (see Note 2n) - in evaluating the fair value and the recognition method of share-based payment, the Company's management is to estimate, among others, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

b.
Intangible assets - in testing impairment of intangible assets of research and development, the Company's management is to estimate, among others, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

c.
Taxes on income and deferred taxes - the Group is subject to taxes in Israel and in the U.S. Significant judgment is required by the Company's management in determining the provision for income taxes. There are many transactions and calculations in the ordinary course of the Group for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes in the period in which such determination is made.

Carryforward tax losses of the Group total approximately $ 175 million (the Company - approximately $ 161 million) for which no deferred taxes were recognized because their utilization in the foreseeable future is not probable. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 22c.

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.         Financial risk management:

1.        Financial risk factors:

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Risk management is carried out by the Group's management under policies approved by the Board. The Group's treasury identifies, evaluates and hedges financial risks. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a)        Market risk:

Foreign exchange risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from future commercial transactions and assets and liabilities denominated in foreign currency.

The Company's management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group uses short-term deposits denominated in foreign currency. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are measured and denominated in a currency that is not the entity's functional currency.

The Company treasury's risk management policy is to hedge between 75% and 100% of anticipated cash flows in each major foreign currency for the subsequent 12 months.

As of December 31, 2009, if the Group's functional currency had weakened by 10% against the NIS with all other variables held constant, post-tax profit for the year would have been $ 8 thousand lower (2008 - post-tax loss $ 9 thousand higher and 2007 - post-tax loss $ 17 thousand higher), mainly as a result of foreign exchange gains on translation of NIS-denominated accounts receivable and margins on exchange rate changes of cash and cash equivalents. Profit is less sensitive to movement in the exchange rate in relation to the NIS in 2009 than in 2008 mainly because of the fact that the group had no development activity and the decreased amount of the Company's cash balances.

b)        Credit risk:

Credit risk is managed on group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions as well as outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of 'A' are accepted.

See Note 4b for further disclosure on credit risk.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c)        Liquidity risk:

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by the Group. The Group's management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operation. The Group does not use borrowing credit facilities. These forecasting takes into consideration several factors such as certain liquidity ratios that the Company strives to achieve.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other solid channels. These solid channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2009, 2008 and 2007 and as of January 1, 2007, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

2.        Capital risk management:

The Group's objectives when managing capital are to endure the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take variety of measures such as issue new shares or sell assets to reduce debts.

b.        Financial instruments:

1.        Financial instruments by category:

As of December 31, 2009, 2008 and 2007 and January 1, 2007, all financial assets were classified in the category loans and receivables except for financial assets at fair value through profit or loss which were classified to assets at fair value through profit or loss. Likewise, all financial liabilities as of such dates were classified in the category other financial liabilities at amortized cost except for liability for share appreciation rights which was classified to liabilities at fair value through profit or loss.

2.        Credit quality of financial assets:

The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands
Cash at banks, short-term deposits and restricted deposits:

AAA	-	1,305	6,187	11,319
AA+	440	-	-	-
AA	-	1,056	6,505	-
AA-	10	632	341	14,088
Cash not in banks	2	2	5	10

	452	2,995	13,038	25,417

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Cash at bank and on hand	358	2,700	2,314	473
Short-term bank deposits	54	224	63	3,927

	412	2,924	2,377	4,400

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	81	24	55	228
U.S. dollar	331	2,897	2,316	4,172
U.K. Pound	-	3	6	-

	412	2,924	2,377	4,400

The carrying amount of cash and cash equivalents is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 6:-	SHORT-TERM DEPOSITS

The deposits are short-term deposits at banks, denominated in U.S. dollars with maturity of more than three months but less than one year. The average interest on the deposits as of December 31, 2007 and January 1, 2007 was 4.89% and 5.37%, respectively.

NOTE 7:-	ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Accrued income	-	-	61	317
Government authorities	8	69	21	8
Prepaid expenses	21	211	553	259
Other receivables	4	25	19	25

	33	305	654	609

b.	The carrying amount of other accounts receivable which represent monetary items is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	8	2	40	12
U.S. dollar	4	92	61	338

Total	12	94	101	350

The carrying amount of accounts receivables is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN SUBSIDIARY

Name and country of incorporation	% interest held	Scope of investments	Dividends received or receivable

XTL Biopharmaceuticals Inc.,	100% equity	31.12.2009 - $ (1,728) thousand	-
incorporated in Delaware	interest and	31.12.2008 - $ (11,106) thousand	-
	voting rights	31.12.2007 - $ 5,116 thousand	-
		1.1.2007 - $ 702 thousand	-

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FIXED ASSETS

a.	Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2009 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2009	2008
	U.S. dollars in thousands

Office furniture and equipment (including computers)	162	-	(24)	138	121	13	(19)	115	23	41
Leasehold improvements	141	-	(141)	-	141	-	(141)	-	-	-

	303	-	(165)	138	262	13	(160)	115	23	41

Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2008 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2008	2007
	U.S. dollars in thousands

Office furniture and equipment (including computers)	318	2	(158)	162	216	28	(123)	121	41	102
Leasehold improvements	141	-	-	141	141	-	-	141	-	-
Laboratory equipment	119	-	(119)	-	115	-	(115)	-	-	4

	578	2	(277)	303	472	28	(238)	262	41	106

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	FIXED ASSETS (Cont.)

Composition of fixed assets and accumulated depreciation, by major classes, and the movement therein in 2007 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions		Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the		during the	book	December 31,	January 1,
	amount	year	year	amount	amount	year	Impairment	year	amount	2007	2007
	U.S. dollars in thousands

Office furniture and equipment (including computers)	383	65	(130)	318	279	33	-	(96)	216	102	104
Leasehold improvements	572	-	(431)	141	572	-	-	(431)	141	-	-
Laboratory equipment	1,281	-	(1,162)	119	895	61	105	(946)	115	4	386

	2,236	65	(1,723)	578	1,746	94	105	(1,473)	472	106	490

b.	Additional information:

1.
In 2007, the Group's management examined the recoverable amount of fixed assets and recorded an impairment of laboratory equipment of $ 105 thousand. The impairment has been charged in research and development costs.

2.
In 2009, depreciation of fixed assets of $ 13 thousand has been charged in general and administrative expenses (2008 - $ 28 thousand and 2007 - $ 28 thousand) and no depreciation has been charged in research and development costs (2008 - $ 0 thousand and 2007 - $ 66 thousand).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	INTANGIBLE ASSETS

a.
On November 18, 2008, the Company published the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the development activity was ceased. On this date, an intangible asset of $ 7.5 million representing the acquired development rights was impaired, see also Note 26d(4).

b.
As part of the Company's license agreement with VivoQuest (see Note 15a(3)), the Company allocated the acquisition cost to fixed assets and intangible assets, based on the fair value at the date of acquisition.

Composition of acquisition cost:

U.S. dollars in thousands

Fair value of Company's shares issued upon acquisition	1,391
Cash paid	400
Direct acquisition costs	148

Total acquisition cost	1,939

Assets arising on acquisition:

Fixed assets	113

Intangible assets:
In-process research and development assets	1,783
Employment contracts with professional staff	43

Total intangible assets	1,826

Total assets arising on acquisition	1,939

In 2008 and 2007, depreciation of rights to employees service of $ 11 thousand and $ 14 thousand have been charged in research and development expenses, respectively.

In 2008, the Company signed and amended an agreement to out-license the DOS program to Presidio and, accordingly, research and development assets of $ 1,783 thousand have been attributed to cost of revenues (see Note 15a(3) below).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	TRADE PAYABLES

a.         Composition:
	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Open accounts	170	416	2,144	941
Checks payable	22	-	-	-

Total	192	416	2,144	941

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other trade payables is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	36	16	143	135
U.S. dollar	156	400	2,001	806

Total	192	416	2,144	941

NOTE 12:-	OTHER ACCOUNTS PAYABLE

a.	Composition:
	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Employees and payroll accruals	122	39	44	52
Government authorities	-	8	23	33
Accrued expenses	394	1,003	1,570	1,683
Other	-	8	28	66

Total	516	1,058	1,665	1,834

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

NIS	132	87	109	381
U.S. dollar	384	971	1,556	1,453

Total	516	1,058	1,665	1,834

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION

a.
According to the effective labor laws and employment contracts in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.
The Company's obligation for pension payment in Israel and the Company's obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions in defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. During 2009, all company's employees were covered pursuant to section 14 to the severance pay law.

The amount recognized as an expense for defined contribution plans in 2009, 2008 and 2007 is $ 17 thousand, $ 35 thousand and $ 57 thousand, respectively.

c.
The Company has an obligation to pay compensation to employees which is a defined benefit plan for which compensation reserves and managers' policies exist and the Group companies make contributions. The net amount of compensation obligations included in the statement of financial position as of December 31, 2009, 2008, 2007 and January 1, 2007 reflect the difference between the pension obligation and the plan assets, as outlined below.

The amounts recognized in the statement of financial position are determined as follows:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Present value of fully or partially funded obligations	-	27	33	219
Fair value of plan assets	-	(39)	(49)	(191)

Present value of unfunded obligations	-	(12)	(16)	28

The movement in the retirement benefit obligation which represents a defined benefit plan over the reporting periods is as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Balance at the beginning of the year	27	33	219

Current service cost	-	-	46
Interest cost	-	2	8
Benefits paid	(39)	(10)	(165)
Actuarial losses (gains)	12	2	(75)

Balance at the end of the year	-	27	33

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION (Cont.)

The movement in the fair value of the plan assets over the reporting periods is as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Balance at the beginning of the year	39	49	191

Expected return on plan assets	-	2	6
Actuarial gains (losses)	-	(2)	1
Employer contributions	-	-	16
Benefits paid	(39)	(10)	(165)

Balance at the end of the year	-	39	49

The amounts recognized in the statement of comprehensive income are as follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Current service cost	-	-	46
Interest cost	-	2	8
Actuarial losses (gains)	12	4	(76)
Expected return on plan assets	-	(2)	(6)

	12	4	(28)

Of the total amount included in salary expenses, a charge of $ 1 thousand for the year ended December 31, 2008 (2007 - $ (22) thousand) was included in research and development costs and a charge of $ 12 thousand for the year ended December 31, 2009 (2008 - $ 1 thousand and 2007 - $ (14) thousand) was included in general and administrative expenses.

The actual return on plan assets in the years ended December 31, 2009 and 2008 was less than $ 1 thousand and in the year ended December 31, 2007 was $ 7 thousand.

The principal assumptions used in computing defined benefit plan are as follows:

	December 31,			January 1,
	2009	2008	2007	2007
	U.S. dollars in thousands

Discount rate	-	2.884	5.276	5.111
Israeli CPI rate	-	(0.4)	2.5	1.29
Expected return on plan assets	-	2.884	5.276	5.111
Expected employee turnover	-	47.17	47.17	47.17
Future salary increases	-	(0.4)	2.5	1.29

The expected return on plan assets is determined by considering the expected available returns on the assets underlying the current investment policy.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	RETIREMENT BENEFIT OBLIGATION (Cont.)

Assumptions regarding future mortality experience are set in accordance with published statistics and the experience gained in this issue in Israel.

Since that as of December 31, 2009, the Company's employees have signed on section 14 to the severance pay law and they are covered by fixed contributions in defined contribution plans, no contributions in post-employment benefit plans are expected for the year ending December 31, 2010.

d.
The group records a provision in its books relates to retirement agreements signed with executive officers and employees. As of December 31, 2008 and 2007, the liability related to these agreements totaled $ 447 thousand and $ 131 thousand, respectively. As of December 31 2009 the group has no liability for retirement agreements other than the defined contribution plans as aforementioned in b.

NOTE 14:-	LIABILITY FOR SHARE APPRECIATION RIGHTS

In January 2007, XTL Development entered into a binding term sheet whereby it committed to pay a transaction advisory fee to certain third party intermediaries in connection with the DOV Transaction. In October 2008, the Company and XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the "Definitive Agreements"). Under the terms of the Definitive Agreements, the transaction advisory fee is structured in the form of Stock Appreciation Rights, or SARs, in the amount equivalent to (i) 3% of the Company's fully diluted Ordinary shares at the close of the transaction, representing 8,299,723 Ordinary shares before the capital consolidation of 2009 (1,659,945 shares after the capital consolidation), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of the Company's fully diluted Ordinary shares at the close of the transaction, representing 19,366,019 Ordinary shares before the capital consolidation of 2009 (3,873,204 shares after the capital consolidation), vesting on the "Date of Milestone Event." The "Date of Milestone Event" shall mean the earlier to occur of (i) positive results from any adequately-powered trial that is intended from its design to be submitted to the US Food and Drug Administration as a pivotal trial of Bicifadine conducted by the Company or XTL Development, or by a licensee thereof, which included the recent Phase 2b randomized, double blind, placebo controlled study in diabetic neuropathic pain, (ii) the filing of a New Drug Application for Bicifadine by the Company or XTL Development, or by a licensee thereof, or (iii) the consummation of a merger, acquisition or other similar transaction with respect to the Company or XTL Development whereby persons or entities holding a majority of the equity interests of the Company or XTL Development prior to such merger, acquisition or similar transaction no longer hold such a majority after the consummation of such merger, acquisition or similar transaction. Payment of the SARs by XTL Development can be satisfied, at the Company's discretion, in cash and/or by issuance of the Company's registered Ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one Ordinary share on the exercise date exceeds the $0.34 grant price, before the capital consolidation effected on June 2009 ($ 1.7 after the capital consolidation), for such SAR.

The SARs expire on January 15, 2017. As of December 31, 2009, the 3% tranche was vested and the 7% tranche was not vested. In the event of the termination of the Company's license agreement for the Bicifadine compounds, any unvested SARs will expire. In March 2010, the Company formally terminated the license agreement with DOV and therefore all unvested SARs have automatically expired. (see note 25)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	LIABILITY FOR SHARE APPRECIATION RIGHTS (Cont.)

As stated in Note 2n, since September 30, 2009 the share appreciation right instrument is carried to equity.

The Company used a Black & Scholes model as the fair value pricing model for the SAR as described above. The following assumptions under this method were used for the valuation of the SAR for each reporting date: expected volatility of: 124% - 59%; risk-free interest rates (in dollar terms) of 2.9% - 4.2%; dividend yield of 0%; and remaining contractual life of 9 – 7.3 years, respectively.

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty and contingent milestone payments:

1.
The Company acquired patent rights from others. These license agreements require the Company to make contingent milestone payments to its licensors. In addition, under these agreements, the Company must pay royalties on sales of products resulting from licensed technologies.

In accordance with the terms of the license agreement with DOV, the subsidiary will make milestone payments of up to $ 126.5 million, in cash or its shares (at its election) over the life of the license, of which up to $ 115 million will be due upon regulatory approval of the product. The subsidiary is also obligated to pay royalties to DOV on sales of Bicifadine.

In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its endpoints and, as a result, the Company ceased development of Bicifadine (see also note 25).

2.	The subsidiary is committed to pay an advisory fee (in cash or by issuance of shares) to a third party in connection with the DOV transaction (see also Note 14 above).

3.
During September 2005, the Company licensed from VivoQuest perpetual, exclusive, and worldwide rights to VivoQuest's intellectual property and technology, covering a proprietary compound library, which includes VivoQuest's lead hepatitis C compounds (the Diversity Oriented Synthesis, or DOS program). In addition, the Company acquired from VivoQuest certain assets, including VivoQuest's laboratory equipment, assumed VivoQuest's lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

In connection with the VivoQuest transaction (the "Transaction"):

a)
the Company issued the fair value equivalent of $1,391,000 of its Ordinary shares (1,314,420 Ordinary shares (262,884 after the capital consolidation), calculated based upon the average of the closing prices per share for the period commencing two days before, and ending two days after the closing of the transaction), made cash payments of approximately $ 400,000 to cover VivoQuest's operating expenses prior to the closing of the Transaction, and incurred $ 148,000 in direct expenses associated with the Transaction;

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)
the Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling up to $ 34 million, $ 25 million of which will be due upon or following regulatory approval or actual product sales, and payable in cash or Ordinary shares at the Company's election. No contingent consideration has been paid pursuant to the license agreement as of the balance sheet date, because none of the milestones have been achieved; and

c)	the Company agreed to make royalty payments on future product sales.

In March 2008, and as amended in August 2008, the Company signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc.,. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Company's DOS program. The Company has no further development responsibilities relating to the DOS Program. In accordance with the terms of the license agreement, the Company received a $ 5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $ 59 million upon reaching certain development and commercialization milestones. Presidio is also obligated to pay the Company for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement. In addition, the Company will receive a royalty on direct product sales by Presidio, and a percentage of Presidio's income if the DOS program is sublicensed by Presidio to a third party. The $ 5.94 million payment from Presidio was recorded as license revenue for the year ended December 31, 2008.

b.	Operating lease commitments:

On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the lease agreement. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $ 36 thousand relating to the termination of the lease agreement which was fully paid.

As of December 31, 2009, the Company leases three vehicles under an operating lease. The lease agreements expire in 2011. Vehicle lease expense for the years ended December 31, 2009, 2008 and 2007 were $ 25 thousand, $ 26 thousand and $ 15 thousand, respectively. To secure the lease of only two vehicles, the Company provided a bank guarantee which is secured by a restricted deposit of $ 40 thousand.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Contingent liabilities:

In 2009, the Company reached a compromise with a service provider of a wholly-owned subsidiary who demanded from the subsidiary $ 37 thousand. In the framework of an arbitration, the parties reached an agreement on $ 9 thousand compensation which was fully paid.

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Share capital:

1.	Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008	2009	2008
	Thousand				U.S. dollars in thousands

Ordinary shares of NIS 0.1 *)	700,000	-	58,561	-	18,543	-	1,445	-

Ordinary shares of NIS 0.02	-	500,000	-	292,805	-	2,630	-	1,445

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,	January 1,	December 31,	January 1,	December 31,	January 1,	December 31,	January 1,
	2007	2007	2007	2007	2007	2007	2007	2007
	Thousand				U.S. dollars in thousands

Ordinary shares of NIS 0.02	500,000	300,000	292,655	220,124	2,630	1,420	1,444	1,072

*)	Traded on the Tel-Aviv Stock Exchange. As of December 31, 2009, Ordinary share of NIS 0.1 was traded at NIS 0.272.

2.
Ordinary shares confer upon their holders voting rights and right to participate in the shareholders' meeting, right to receive earnings and the right to participate in the excess of assets upon liquidation of the Company.

On March 18, 2009, the extraordinary shareholders' meeting approved the following:

a)	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b)
that the authorized share capital of the Company be increased from NIS 10,000,000 par value divided into 100,000,000 Ordinary shares of NIS 0.1 par value to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c)	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

d)	due to the capital consolidation, the amount of share options granted before the capital consolidation and the exercise price were adjusted accordingly.

On June 22, 2009, the share capital was consolidated and the authorized share capital of the Company was increased, as stated above. The change in the conversion ratio of ADR was not effected because the Board accepted a decision that such change in not required.
On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market.

3.
In November 2007, the Company completed a private placement of 72,485,020 Ordinary shares of NIS 0.02 par value (14,497,004 Ordinary shares of NIS 0.1 par value after the capital consolidation) each at $ 0.135 per share. Total proceeds to the Company from this private placement were approximately $ 8.8 million, net of offering expenses of approximately $ 1 million.

b.	Share-based payment:

Below is information about share-based payments granted to the Group's directors, employees and service providers during the reported years (all data presented below reflect the capital consolidation occurred in June 22, 2009(see a above).

1.
In April 2007, the Company's Board granted 70,000 share options to employees in the Group to purchase 70,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.87 per share. The fair value of all share options using the Black-Scholes model was $ 1.0 per option on the grant date and a total of $ 70 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a four-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.6% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

The Company's Board also granted 30,000 share options to service providers of the Company to purchase 30,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.87 per share. The fair value of all share options using the Black-Scholes model was $ 0.75 per option on the grant date and a total of $ 23 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.53% and expected life of three years.

2.
In August 2007, the Company granted 4,000 share options to a director to purchase 4,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.02 per share. The fair value of all share options using the Black-Scholes model was $ 0.55 per option on the grant date and a total of $ 2.2 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every quarter of the grant date over a three-year period.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.98%, risk-free interest rate of 4.69% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

3.
In January 2008, the Company's Board granted 859,060 share options to employees in the Company to purchase 859,060 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was $ 0.9 per option on the grant date and a total of $ 770 thousand for all options. The option term is for a period of 10 years from the grant date.

The options are exercisable as follows:

a)	799,300 options of which one-quarter is exercisable immediately and the balance is exercisable on a straight-line basis every anniversary of the grant date over three years

b)	24,000 options are exercisable immediately

c)	35,760 options are exercisable on a straight-line basis every anniversary of the grant date over four years

The average value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 65%, risk-free interest rate of 2.95% and expected life of five years.

As of December 31, 2009, 718,636 options were either forfeited or expired and 140,424 options are outstanding.

The Company's Board also granted 64,000 share options to service providers of the Company to purchase 64,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was $ 0.82 per option on the grant date and a total of $ 53 thousand for all options. The option term is for a period of 10 years from the grant date. The options vest as follows: 15,000 options are exercisable immediately, 45,000 options are exercisable on a straight-line basis every anniversary of the grant date over three years and 4,000 options are exercisable on a straight-line basis every anniversary of the grant date over two years.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.53% and expected life of three years.

As of December 31, 2009, 4,000 options were either forfeited or expired and 60,000 options are outstanding.

4.
In December 2007, the Company canceled 1,850,000 options (with performance-related conditions) that were granted to the Chairman in August 2005 to purchase 1,850,000 shares of NIS 0.1 each at an exercise price equal to $ 1.77 per share and granted to the Chairman 1,850,000 new options to purchase 1,850,000 shares of NIS 0.1 each at an exercise price equal to $ 1.8 per share. All other exercise terms remained exactly the same as those of the cancelled options. The fair value of all share options was between $ 2.315 and $ 2.98 per option and a total of $ 4,916 thousand for all options.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50%, risk-free interest rate of 4.6% and expected life of 1.43 to 4.37 years.

As of December 31, 2009, all options were either forfeited or expired.

5.
In March 2008, the Company's Board granted 50,000 share options to employees in the Company to purchase 50,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.595 per share. The fair value of all share options using the Black-Scholes model was $ 0.95 per option on the grant date and a total of $ 48 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a four-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 63.65%, risk-free interest rate of 2.65% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

6.
In May 2008, the Company granted 8,000 share options to service providers of the Company to purchase 8,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.55 per share. The fair value of all share options using the Black-Scholes model was $ 0.75 per option on the grant date and a total of $ 6 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 72.78%, risk-free interest rate of 2.59% and expected life of three years.

As of December 31, 2009, all options were either forfeited or expired.

7.
In July 2008, the Company granted 60,000 share options to a director in the Company to purchase 60,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.75 per share. The fair value of all share options using the Black-Scholes model was $ 1.1 per option on the grant date and a total of $ 65 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.92%, risk-free interest rate of 3.67% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

8.
In August 2008, the Company granted 4,000 share options to a director in the Company to purchase 4,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 1.84 per share. The fair value of all share options using the Black-Scholes model was $ 1.15 per option on the grant date and a total of $ 4.5 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every quarter of the grant date over a three-year period.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.94%, risk-free interest rate of 3.51% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

9.
In October 2008, the Company granted 940,000 share options to directors in the Company to purchase 940,000 Ordinary shares of NIS 0.1 each at an exercise price equal to $ 0.99 per share (of which 700,000 share options were granted to the Chairman). The fair value of all share options using the Black-Scholes model was $ 0.32 per option to the Chairman and $ 0.62 per option to other directors on the grant date and a total of $ 376 thousand for all options. The option term is for a period of 10 years from the grant date.

The options granted to the Chairman are exercisable as follows:

a)	583,334 options are exercisable immediately

b)	116,666 options are exercisable on a straight-line basis every month of the grant date over six months

The options granted to other directors are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option granted to the Chairman is based on the following inputs: expected dividend of 0%, expected standard deviation of 83.24%, risk-free interest rate of 1.29% and expected life of one year.

The value of each option granted to other directors is based on the following inputs: expected dividend of 0%, expected standard deviation of 66.99%, risk-free interest rate of 3.25% and expected life of six years.

As of December 31, 2009, all options were either forfeited or expired.

10.
In July 2009, the Company's Board granted 1,400,000 share options (unlisted) to s senior officer in the Company to purchase 1,400,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. The fair value of all share options using the Black-Scholes model was NIS 0.42079 per option on the grant date and a total of NIS 589,106 for all options. The option term is for a period of 120 months from the grant date, such that 33.33% of the share options are exercisable immediately after five months from the grant date and the remaining 66.67% share options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 156.4%, risk-free interest rate of 0.5% and expected life of five years. The volatility is based on the historical volatility of the Company's share for comparative periods that commensurate with the expected term of the option.

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. The approval of the Tel-Aviv Stock Exchange to listing the underlying shares was received.

Ordinary shares issued upon the exercise of options of all grants will have identical rights to Ordinary shares of the Company immediately after their allocation.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

On March 18, 2009, at an extraordinary shareholders’ meeting, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 306,443 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 659,224 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 616,667 options (with performance-related conditions) that were granted to him in December 2007 at an exercise price equal to $ 1.8 per share expired. The remaining 1,233,333 unvested options (with performance-related conditions) granted to him in December 2007 at an exercise price equal to $ 1.8 per share were forfeited. The effect of the forfeiture of these options totaled approximately $ 2.65 million and it was included as a deduction of general and administrative expenses in the statement of income.

In addition, 933,333 options (with performance-related conditions) of the Company’s former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options totaled approximately $ 1.45 million and it was included as a deduction of general and administrative expenses in the statement of income. Further, 466,667 options that were granted to him in March 2006 at an exercise price equal to $ 3.85 per share expired.

Movements in the number of share options and their related weighted average exercise prices are as follows:

	Year ended December 31,
	2009		2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at beginning of year	6,165,036	2.63	5,833,531	3.07	6,647,048	3.11
Granted	1,400,000	0.02	1,985,060	1.31	1,954,000	1.80
Exercised *)	-	-	(30,108)	1.10	(9,083)	0.53
Cancelled	-	-	-	-	(1,850,000)	1.75
Expired	(2,607,217)	2.18	(934,764)	3.03	(789,507)	3.50
Forfeited	(2,817,105)	2.44	(688,683)	2.03	(118,927)	2.40

Outstanding at end of year	2,140,714	1.70	6,165,036	2.63	5,833,531	3.07

Exercisable at end of year	1,338,121	2.65	2,900,192	2.93	2,597,004	3.53

*)	Total proceeds received from these exercises aggregated $ 33 thousand and $ 4 thousand for the years ended December 31, 2008 and 2007, respectively.

The weighted average share price at the time of exercise was $ 1.49 per share and $ 1.55 per share in 2008 and 2007, respectively.

No shares were exercised in 2009. Options exercised in 2008 and 2007 resulted in 30,108 shares and 9,083 shares being issued, respectively, at $ 1.1 and $ 0.53 each, respectively. Transaction costs in immaterial amounts have been netted off with the proceeds received.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

Below is information about the exercise price and the remaining contractual life for options outstanding at end of year:

Year ended December 31, 2009			Year ended December 31, 2008
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

1,400,000	0-0.500	9.6	-	0-0.500	10
18,150	0.500-1.499	0.1	987,075	0.500-1.499	10
200,425	1.500-1.995	2.5	2,916,903	1.500-1.995	1.7
10,840	2.000-2.495	0.3	10,840	2.000-2.495	2.3
220,459	2.500-3.495	0.2	473,058	2.500-3.495	2.7
2,880	3.500-4.495	0.1	1,439,880	3.500-4.495	7.1
77,960	4.500-5.500	0.1	82,280	4.500-5.500	0.9
210,000	5.500-10.55	0.7	255,000	10.55-5.500	1.7

2,140,714		6.6	6,165,036		4.3
Year ended December 31, 2007			Year ended December 31, 2006
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

116,702	0.500-1.499	5.5	163,555	0.500-1.499	5.9
2,362,000	1.500-1.995	2.8	2,262,000	1.500-1.995	3.6
681,164	2.000-2.495	0.2	1,160,520	2.000-2.495	1.1
680,532	2.500-3.495	8.3	764,000	2.500-3.495	9.5
1,439,880	3.500-4.495	8.1	1,454,760	3.500-4.495	9
298,253	4.500-5.500	0.9	587,213	4.500-5.500	1.5
255,000	10.55-5.500	2.7	255,000	10.55-5.500	3.7

5,833,531		4.4	6,647,048		4.9

Expenses (income), net related to grant of options to employees were $ (4,180) thousand, $ 1,813 thousand and $ 1,991 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

These plans are to be maintained in accordance with the principles set forth in this issue in paragraph 102 to the Income Tax Ordinance.

According to the track elected by the Company and under these principles, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

As for share options that were granted after the balance sheet date to the Company's CEO, directors and an employee, see Note 25 below.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	REVENUES AND COST OF REVENUES

a.
The Company entered into a licensing agreement with Cubist Pharmaceuticals, Inc. in June 2004, and as amended in August 2005, under which the Company granted Cubist a license to commercialize clinical against hepatitis B. In July 2007, Cubist terminated the agreement.

Under the terms of the agreement, the Company earned revenues of $ 1,815 thousand in the years 2005, 2006 and 2007, of which $ 907 thousand was recognized in 2007 and included, among others, revenues for services which were to be recognized in 2008 had the agreement not been terminated but were accelerated since Cubist terminated the agreement. This credited the Company with all revenues when the agreement was terminated.

Concurrently with the recognition of revenues from the agreement with Cubist, in 2005, 2006 and 2007 the Company recognized costs of $ 218 thousand, of which $ 110 thousand was recognized in 2007. These costs originate from the Company's commitment to pay royalties in connection with the license commercialization of clinical against hepatitis B, as above, to Yeda Research and Development Company Ltd.

b.	As for revenues and cost of revenues in 2008 arising on the sale of the development rights of DOS, see Notes 10b and 15a(3).

NOTE 18:-	RESEARCH AND DEVELOPMENT COSTS

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Salaries and payroll accruals	-	1,583	2,788
Expenses relating to options to employees and service providers	-	54	149
Laboratory materials and production works	-	602	1,525
Clinical trials	-	8,473	3,610
Subcontracted work	-	-	632
Professional services	-	227	456
Rent and laboratory maintenance	-	661	1,140
Depreciation and amortization	-	11	80
Impairment of laboratory equipment	-	-	105
Other	-	111	1,071

	-	11,722	11,556
Less - grants and participations	-	-	56

	-	11,722	11,500

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Salaries and payroll accruals	428	1,307	1,198
Expenses relating to options to employees and service providers *)	(4,180)	1,759	1,842
Patents	14	235	440
Expenses (income) relating to share appreciation rights	119	(1,553)	1,560
Directors' fees	98	356	280
Travel abroad	8	17	85
Foreign services, public relation and travel	13	145	296
Rent and office maintenance	355	183	77
Vehicle maintenance	25	16	14
Insurance	198	203	203
Professional services	378	1,029	1,233
Depreciation and amortization	13	28	28
Other	102	212	340

	(2,429)	3,937	7,596

*)	Include reduced expenses which result from forfeiture of share options that were contingent on the performance of the former chairman and CEO, see also Note 16b.

NOTE 20:-	OTHER GAINS (LOSSES), NET

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Gain (loss) on sale of fixed assets	(5)	288	40
Change in fair value of financial assets at fair value through profit or loss	-	-	(48)
Other income	144	-	-

	139	288	(8)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	FINANCE COSTS (INCOME), NET

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands
Finance costs:

Interest charge	2	3	4
Exchange differences	-	-	9
Management fees and commissions	8	14	16
Other	-	-	1

Total finance costs	10	17	30

Finance income:

Interest income on bank deposits	3	251	668
Exchange differences	3	14	-
Other	-	66	-

Total finance income	6	331	668

Finance income (costs), net	(4)	314	638

NOTE 22:-	TAXES ON INCOME

a.	Taxation in Israel:

1.
Since the 2008 tax year, the results for tax purposes of the Company are measured in nominal values. Until the end of the 2007 tax year, the results for tax purposes of the Company were adjusted for the changes in the Israeli CPI pursuant to the Income Tax (Inflationary Adjustments) Law, 1985 ("the inflationary adjustments law").

2.	Tax rates:

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2007 are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

b.	Foreign subsidiaries:

The subsidiaries whose place of incorporation is the U.S. are taxed according to the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries, including the Federal tax in the country of registration, is 42%.

As a rule, intragroup transactions between the Company and the foreign subsidiaries are subject to the guidance and reporting of the Income Tax Regulations (Determination of Market Conditions), 2006.

c.	Carryforward tax losses and real loss on sale of marketable securities:

Deferred tax assets for carryforward tax losses are recognized to the extent that the realization of the related tax benefit through future taxable income is probable.

The Group's carryforward tax losses total $ 175 million (the parent company - approximately $ 161 million) and $ 168 million (the parent company - approximately $ 154 million) as of December 31, 2009 and 2008, respectively. The Company did not recognize deferred taxes for these losses because their utilization in the foreseeable future is not probable. Out of the amounts of the carryforward losses, the utilization of $ 14 million which derives from foreign investees has definite period according to the law in their jurisdictions. The Company is in discussions with the Israeli tax authorities in order to receive their approval for the transaction, which would execute in a way of swap transaction with Xtepo, in accordance to sections 103 of the Israeli tax rules. This section deals with merger of companies and enables the Israeli tax authorities, in the time of approving the transaction, to impose restrictions and limitations on the carryforward tax losses and its utilization in the future. The management estimates that there is a high probability that the tax authorities will demand to reduce the amount of the carryforward losses for future use and additional limitations according to the tax law.

Carryforward capital losses on securities (including carried back losses on securities which were not offset) which were not offset and other carryforward capital losses total $ 1.3 million as of December 31, 2009. These losses may be used only against capital gains (including, since 2006, against capital gain on marketable securities).

A real loss for tax purposes from sale of securities through December 31, 2005 which was not offset by December 31, 2009 total approximately $ 13 thousand. This loss is deductible in the coming years only against real gain on marketable securities, if available in these years. The Company did not recognize deferred taxes for this loss because their utilization in the foreseeable future is not probable.

The Company did not recognize deferred taxes for carryforward capital because their utilization in the foreseeable future is not probable.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

d.	Taxes on income included in the statements of income for the years presented:

1.	As follows:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands
Current taxes:

Current taxes on income for the year	-	10	-
Adjustments in respect of prior years	(23)	(41)	(254)

	(23)	(31)	(254)

Deferred taxes	-	-	48

Tax benefit	(23)	(31)	(206)
2.
Below is a reconciliation between the "theoretical" tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statement of comprehensive income in the reported year:

	2009	2008	2007
	$ thousand	$ thousand	$ thousand
Income (loss) before taxes on income, as reported in the statements of income	2,564	(18,458)	(17,669)

Theoretical tax (tax saving) on this income (loss)	667	(4,984)	(5,124)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	85	(1,138)	(365)
Expenses not deductible for tax purposes	2	405	761
Tax exempt income	(1,087)	-	-
Increase in taxes resulting from taxable losses in the reported year for which no deferred taxes were recognized	333	5,727	4,776
Taxes in respect of prior year	(23)	(41)	(254)

Taxes on income	(23)	(31)	(206)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TAXES ON INCOME (Cont.)

3.
Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company can not assess with certainty that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2009, the Company did not record deferred taxes on these losses.

The amounts presented in the statements of income as current taxes generally represent the current taxes of the subsidiaries.

e.	The effect of the adoption of IFRS in Israel on the tax liability:

As stated in Note 2a(2), starting January 1, 2009, the Company prepares its financial statements in accordance with IFRS.

IFRS differ from generally accepted accounting principles in Israel and, accordingly, the preparation of financial statements in accordance with IFRS could reflect a financial position, operating results and cash flows that differ significantly from those presented in accordance with Israeli GAAP.

According to the Amendment to the Income Tax Ordinance (No. 174 and Temporary Provision for the Fiscal Years 2007, 2008 and 2009), 2010 ("the Amendment to the Ordinance") which was passed by the "Knesset" (Israeli parliament) on January 25, 2010 and published in the records on February 4, 2010, Accounting Standard No. 29 of the Israel Accounting Standards Board does not apply to taxable income for the tax years 2007, 2008 and 2009 even if it was adopted in the financial statements for those years.

The implication of the Amendment to the Ordinance is that, practically, IFRS do not apply to the computation of income reported for tax purposes for the above tax years.

The Company's management computed its taxable income for the tax years 2007 and 2008 based on Israeli GAAP that existed before IFRS was adopted in Israel, subject to certain adjustments and, accordingly, the Amendment to the Ordinance had no impact on the measurement of the current and deferred taxes in the financial statements.

f.	Tax assessments:

Self tax assessments submitted by the company till 2004 are deemed final. Self tax assessments submitted by the subsidiaries till 2005 are deemed final. Nevertheless, the American tax authorities are allowed to audit the tax return in which the subsidiaries in the US demanded tax return due to current losses offset with amounts that were paid in previous years for the fiscal years 2003-2005. Audit for these years is limited to the refund received by the company ($ 72 thousand for the years 2003-2004 and $ 77 thousand for 2005).

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	EARNINGS PER SHARE

a.	Basic:

Basic earnings per share is calculated by dividing income attributable to equity holders of the parent by the weighted average number of issued Ordinary shares including the retroactive consolidation of shares effected on June 22, 2009, see also Note 16a above.

	Year ended December 31,
	2009	2008	2007

Income (loss) attributable to equity holders of the parent (U.S. dollars in thousands)	2,587	(18,427)	(17,463)

Weighted average number of issued Ordinary shares	58,561,065	58,553,864	45,698,564

Basic earnings (loss) per share (in U.S. dollars)	0.044	(0.315)	(0.382)

b.        Diluted:

Diluted earnings per share is calculated by adjusting the weighted average number of Ordinary shares outstanding to assume conversion of all dilutive potential Ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market price of the Company's shares) based on the monetary value of the terms attached to outstanding options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the options.

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Total income (loss) for the year attributable to equity holders of the parent according to the statement of income used to determine basic earnings (loss) per share	2,587	(18,427)	(17,463)

Total net income (loss) used to determine diluted earnings (loss) per share	2,587	(18,427)	(17,463)

	Number of shares

Weighted average number of shares used to determine basic earnings (loss) per share	58,561,065	58,553,864	45,698,564
Adjustment for incremental shares due to exercise of share options	209,102	-	-

Weighted average number of shares used to determine diluted earnings (loss) per share	58,770,167	58,553,864	45,698,564

Diluted earnings (loss) per share (in U.S. dollars)	0.044	(0.315)	(0.382)

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

"Interested party" - as the term is defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

"Related party" - as the term is defined in IAS 24, "Related Party Disclosures".

The Company's key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

a.	Compensation to interested parties:

	Year ended December 31,
	2009	2008	2007
	U.S. dollars in thousands

Wages and salaries to interested parties employed by the Group *)	(1,219)	1,169	1,041

Number of individuals to whom the benefit relates	2	1	1

Management fees and commissions to interested parties employed by the Group	-	-	-

Number of individuals to whom the benefit relates	-	-	-

Compensation to directors not employed by the Group **)	(2,569)	944	1,222

Number of individuals to whom the benefit relates	12	6	6

Rentals to other interested parties not employed by the Group	-	-	-

Number of individuals to whom the benefit relates	-	-	-

*)
Includes reduced expenses in 2009 which result from forfeiture of shares that were contingent on the performance of the former CEO, in amount of $ 1.45 million. The fair value of the benefit recorded due to Options granted to the CEO for the years 2008 and 2007 was approximately $ 919 and $ 816, respectively.

**)
Includes reduced expenses in 2009 which result from forfeiture of shares that were contingent on the performance of the former chairman, in amount of $ 2.65 million. The fair value of the benefit recorded due to Options granted to the chairman for the years 2008 and 2007 was approximately $ 643 and $ 946, respectively.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company/Group is shown below:

	Year ended December 31,
	2009		2008	2007
	U.S. dollars in thousands

Salaries and other short-term benefits	424		1,122	1,066
Increased termination benefits	-		-	-
Post-employment benefits	76		410	-
Other long-term benefits	-		-	-
Share-based payments	(4,059	)*)	1,769	1,865

	(3,559)		3,301	2,931

*)	Includes reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 16b.

NOTE 25:	EVENTS AFTER THE BALANCE SHEET DATE

a.	Below is information about the Company's engagement with Bio-Gal:

1.
Following the Board's approval of the engagement of the Company with Bio-Gal on December 31, 2009, the Company published on January 14, 2010 an extraordinary private placement , to acquire 100% of the issued and outstanding shares of Xtepo Ltd. (a private company that was established for the purpose of this transaction, and which the Bio Gal intellectual property will be transferred into), by allocating 133,063,688 ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. On March 2, 2010 the extraordinary shareholders meeting approved the Bio-Gal transaction (see also note 1b' regarding the contingent conditions for the transaction closing).

2.
On February 28, April 26, and on June 28, 2010 the Company and Bio-Gal have extended the term for the closing of the Bio-Gal transaction, which was eventually set to August 31, 2010. The rest of the terms for the closing remained unchanged.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:	EVENTS AFTER THE BALANCE SHEET DATE (Cont.)

b.	Below is information about share-based payments granted after the balance sheet date to directors in the Group, the CEO (who also acts as a director in the Company) and to another employee:

1.
On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.298 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the shareholders annual general meeting of the Company approved the options grant to the directors of the Company.

2.
On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 136 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the shareholders annual general meeting of the Company approved the options grant to the CEO of the Company. However, the grant shall become effective only upon the closing of the Bio-Gal transaction.

3.
On January 26, 2010, the Company's Board granted 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.1 per share. The fair value of all share options using the Black-Scholes model was NIS 0.36 per option on the grant date and a total of NIS 36 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable in 24 tranches every quarter over a three-year period.

The value of each option in the above grants is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five years.

c.
On March 2, 2010, the shareholders annual general meeting of the Company approved the terms of employment of Mr. David Grossman, the Company’s CEO and Director. However, the terms of employment shall become effective only upon the closing of the Bio-Gal transaction.

d.	In March 2010, the Company formally terminated the license agreement with DOV, regarding the Bicifadine, and all rights under this agreement were reverted to DOV, in coordination with DOV.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated statements of financial position as of January 1, 2007 ("opening balance sheet"), December 31, 2007 and December 31, 2008.

b.	Reconciliations of the consolidated statements of comprehensive income for the years ended December 31, 2007 and 2008.

c.	Reconciliations of certain equity items as of January 1, 2007, December 31, 2007 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:

		January 1, 2007			December 31, 2007			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Item	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		4,400	-	4,400	2,377	-	2,377	2,924	-	2,924
Short-term deposits		20,845	-	20,845	10,600	-	10,600	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	40	(28)	12
Financial assets at fair value through profit or loss		102	-	102	-	-	-	-	-	-
Assets held for sale		18	-	18	-	-	-	-	-	-
Accounts receivable	1,9	702	(93)	609	924	(270)	654	354	(49)	305
Income taxes receivable	9	-	-	-	-	270	270	-	49	49
Deferred taxes	8	29	(29)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	71	-	71

		26,096	(122)	25,974	13,901	-	13,901	3,389	(28)	3,361

NON-CURRENT ASSETS:
Employee benefit assets	1	98	(98)	-	48	(32)	16	-	-	-
Restricted deposits		172	-	172	61	-	61	-	-	-
Fixed assets		490	-	490	106	-	106	41	-	41
Intangible assets	4,5	25	1,783	1,808	11	9,283	9,294	-	-	-
Deferred taxes	8	19	29	48	-	-	-	-	-	-

		804	1,714	2,518	226	9,251	9,477	41	-	41

Total assets		26,900	1,592	28,492	14,127	9,251	23,378	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		January 1, 2007			December 31, 2007			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Item	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		941	-	941	2,144	-	2,144	416	-	416
Other accounts payable	1,9	2,062	(228)	1,834	1,665	-	1,665	1,058	-	1,058
Income taxes payable	9	-	143	143	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	523	(76)	447
Liability for share appreciation rights		-	-	-	1,560	-	1,560	7	-	7
Deferred revenue		399	-	399	-	-	-	-	-	-

		3,402	(85)	3,317	5,369	-	5,369	2,004	(76)	1,928

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	340	(117)	223	194	(63)	131	-	-	-
Deferred revenue		398	-	398	-	-	-	-	-	-

		738	(117)	621	194	(63)	131	-	-	-

Total liabilities		4,140	(202)	3,938	5,563	(63)	5,500	2,004	(76)	1,928

EQUITY:
Share capital		1,072	-	1,072	1,444	-	1,444	1,445	-	1,445
Share premium		136,611	(5,458)	131,153	146,982	(7,405)	139,577	149,089	(9,303)	139,786
Accumulated deficit		(114,923)	7,252	(107,671)	(139,862)	16,719	(123,143)	(149,108)	9,351	(139,757)

Total equity		22,760	1,794	24,554	8,564	9,314	17,878	1,426	48	1,474

Total liabilities and equity		26,900	1,592	28,492	14,127	9,251	23,378	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Year ended December 31, 2007			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	907	-	907	5,940	-	5,940
Cost of revenues	4	110	-	110	58	1,783	1,841

Gross profit		797	-	797	5,882	(1,783)	4,099

Research and development costs	1,2,4	19,007	(7,507)	11,500	11,748	(26)	11,722
General and administrative expenses	1,2,6	5,557	2,039	7,596	5,115	(1,178)	3,937
Business development expenses (income)	6	2,008	(2,008)	-	(1,102)	1,102	-
Impairment loss of intangible asset	4	-	-	-	-	(7,500)	(7,500)
Other gains (losses), net		40	(48)	(8)	288	-	288

Operating loss		(25,735)	7,476	(18,307)	(9,591)	(9,181)	(18,772)

Finance income	3	-	668	668	-	331	331
Finance cost	3	-	30	30	-	17	17

Finance income, net	3	590	48	638	314	-	314

Loss before taxes on income		(25,145)	7,476	(17,669)	(9,277)	(9,181)	(18,458)
Tax benefit		(206)	-	(206)	(31)	-	(31)

Comprehensive loss for the year		(24,939)	7,476	(17,463)	(9,246)	(9,181)	(18,427)

Basic and diluted loss per share (in U.S. dollars) *)		(0.546)	0.164	(0.382)	(0.158)	(0.157)	(0.315)
*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 16a.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at January 1, 2007, U.S. GAAP		1,072	136,611	(114,923)	22,760

Share-based payment to employees and others	2	-	(5,458)	5,458	-
Adjustments of employee benefit liabilities	1	-	-	11	11
Intangible asset	4	-	-	1,783	1,783

Balance at January 1, 2007, IFRS		1,072	131,153	(107,671)	24,554

		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at December 31, 2007, U.S. GAAP		1,444	146,982	(139,862)	8,564

Share-based payment to employees and others	2	-	(7,405)	7,405	-
Adjustments of employee benefit liabilities	1	-	-	31	31
Intangible asset	4	-	-	9,283	9,283

Balance at December 31, 2007, IFRS		1,444	139,577	(123,143)	17,878
		Share capital	Share premium	Accumulated deficit	Total
	Par.	U.S. dollars in thousands

Balance at December 31, 2008, U.S. GAAP		1,445	149,089	(149,108)	1,426

Share-based payment to employees and others	2	-	(9,303)	9,303	-
Adjustments of employee benefit liabilities	1	-	-	48	48

Balance at December 31, 2008, IFRS		1,445	139,786	(139,757)	1,474

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Retirement benefit obligation:

According to U.S. GAAP, the retirement benefit obligation for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and retirement funds were measured at their surrender value at each balance sheet date. The retirement obligation and funds were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit from in the form of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, the retirement benefit obligation decreased by approximately $ 202 thousand and employee benefit assets decreased by approximately $ 191 thousand. As of December 31, 2008 and 2007, the retirement benefit obligation decreased by approximately $ 76 thousand and $ 63 thousand, respectively, and employee benefit assets decreased by approximately $ 28 thousand and $ 32 thousand, respectively. Further, for the years ended 31 December 2008 and 2007, research and development expenses decreased by $ 0 thousand and $ 15 thousand, respectively, and general and administrative expenses decreased by $ 17 thousand and $ 5 thousand, respectively.

2.	Share-based payments:

According to U.S. GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under U.S. GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 5,458 thousand was classified from capital reserves to retained earnings.

During 2008 and 2007, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 1,898 thousand and $ 1,947 thousand, respectively, was reclassified from capital reserves to retained earnings.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately $ 26 thousand and $ 59 thousand, respectively. During the year ended December 31, 2007, research and development and general and administrative expenses increased by approximately $ 8 thousand and $ 36 thousand' respectively.

3.	Finance income and costs:

According to U.S. GAAP, finance costs and income were presented net in the statement of income. According to IFRS, finance costs should be disclosed separately from finance income in the statement of income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to U.S. GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid $ 7,500 thousand in cash and has committed to make other milestone payments.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration is recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of $ 7,500 thousand relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration is recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, $ 1,783 thousand, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to U.S. GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measures the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognizes revenue attributed to the license component after all revenue criteria from sale of goods are met and revenue from rendering of service component are recognized over the service term.

According to the above, under U.S. GAAP, the Company recognized revenue from sale of the DOS program to Presidio of $ 557 thousand and $ 3,383 thousand in the first and second quarters of 2008, respectively. Under IFRS, the Company recognizes revenue of $ 3,876 thousand from disposal of the intangible asset and $ 12 thousand from rendering of service in the first quarter. The Company recognizes revenue from rendering of service of $ 52 thousand in the second quarter and the amount of revenues recognized in the third quarter of 2008 under IFRS is identical to that recognized under U.S. GAAP.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

6.	Business development expenses:

According to U.S. GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the function of expense in general and administrative.

7.	Cumulative comparative figures:

According to U.S. GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.	Deferred taxes:

According to U.S. GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of $ 29 thousand were classified from current assets to non-current assets.

9.	Income taxes receivable and payable:

According to U.S. GAAP, income taxes receivable and payable were presented in accounts receivable and other accounts payable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable and payable are presented separately on the face of the statement of financial position. Upon the date of transition, income taxes payable of $ 143 thousand was classified from other accounts payable to a separate line item. As of December 31, 2008 and 2007, income taxes receivables of $ 49 thousand and $ 270 thousand, respectively, were classified from accounts receivables to a separate line item.