Form 20-F
period 2010-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2011-05-31
CIK 1023549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Herzliya Business Park
85 Medinat Hayehudim, Building G, PO Box 4033
Herzliya Pituach 46140, Israel

 (Address of principal executive offices)

David Grossman
Chief Executive Officer
85 Medinat Hayehudim, Building G, PO Box 4033
Herzliya Pituach 46140, Israel
Tel: +972-9-955-7080
Fax: +972-9-951-9727

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing two Ordinary Shares, par value NIS 0.1	None
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

10,887,081 American Depositary Shares                     191,711,006 Ordinary Shares

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

PART I

Unless the context requires otherwise, references in this report to “XTL,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd. and our wholly-owned subsidiaries, Xtepo Ltd, XTL Biopharmaceuticals, Inc. and XTL Development, Inc.  We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with International Financial Reporting Standards, or IFRS. All references herein to “dollars” or “$” are to US dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2010, 2009, 2008, 2007 and 2006. We have derived the selected financial data for the fiscal years ended December 31, 2010, 2009 and 2008, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Until 2009, we have presented our financial statements using the accounting standards and principles as set forth under United States Generally Accepted Accounting Principles (“US GAAP”). Since 2009, we have prepared our consolidated financial statements in accordance with IFRS. The selected financial data for the fiscal years ended as of December 31, 2010, 2009, 2008 and 2007 are presented in accordance with IFRS. The selected financial data for the fiscal year ended as of December 31, 2006 is presented in accordance with US GAAP and have been derived from our consolidated financial statements that are not included in this annual report. The information presented below in IFRS for the fiscal years ending 2010, 2009, 2008 and 2007 is not comparable to the information presented in US GAAP for the fiscal year ending 2006. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

In accordance with IFRS:

Consolidated Statements of Comprehensive income:

	Year ended December 31,
	2010	2009		2008	2007
	U.S dollars in thousands (except per share data)

Revenues	-	-		5,940	907
Cost of revenues	-	-		1,841	110

Gross profit	-	-		4,099	797

Research and development costs	64	-		11,722	11,500
General and administrative expenses (income)	1,222	(2,429	) *)	3,937	7,596
Impairment loss of intangible asset	-	-		7,500	-
Other gains (losses), net	30	139		288	(8)

Operating income (loss)	(1,256)	2,568		(18,772)	(18,307)

Finance income	6	6		331	668
Finance costs	7	10		17	30

Financial income (costs), net	(1)	(4)		314	638

Income (loss) before taxes on income	(1,257)	2,564		(18,458)	(17,669)
tax benefit	-	(23)		(31)	(206)

Net income (loss) for the year attributable to equity holders of the parent	(1,257)	2,587		(18,427)	(17,463)

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.011)	0.044		(0.315)	(0.382)

Weighted average number of issued ordinary shares	113,397,846	58,561,065		58,553,864	45,698,564

*)	Including reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 15b to the financial statements.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2010	2009	2008	2007
	U.S dollars in thousands

Cash, cash equivalents, bank deposits and trading and marketable securities	1,066	412	2,924	12,977
Working capital	259	(151)	1,433	8,532
Total assets	3,797	715	3,402	23,378
Long term obligations	-	-	-	131
Total shareholders' equity	2,834	7	1,474	17,878

In accordance with US GAAP:

Statements of Operation Data (In U.S dollars in thousands (except per share data)):

Year ended December 31, 2006

Revenues:
Reimbursed out-of-pocket expenses	-
License	454
454
Cost of revenues:
Reimbursed out-of-pocket expenses	-
License	54
54

Gross profit	400

Research and development	10,229
In-process research and development	-
General and administrative expenses	5,576
Business development costs	641

Operating loss	(16,046)

Financial and other income, net	1,141
Income taxes	(227)

Loss for the period	(15,132)

Basic and diluted loss per share (in U.S. dollars)	(0.375)

Weighted average number of issued ordinary shares	40,347,459

Balance Sheet Data (In U.S. dollars in thousands):

As of December 31, 2006

Cash, cash equivalents, bank deposits and trading and marketable securities	25,347
Working capital	22,694
Total assets	26,900
Long term obligations	738
Total shareholders' equity	22,760

Acquisition of the use patent on Erythropoietin

On March 18, 2009, we entered into an asset purchase agreement with Bio-Gal Ltd. (hereinafter “Bio-Gal”), a private company, for the rights to a use patent on Recombinant Human Erythropoietin, or rHuEPO, for the treatment of multiple myeloma, or MM. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL shall acquire all the issued and outstanding share capital of XTEPO Ltd. (a special purpose company that was established by Bio-Gal's shareholders who also transferred Bio-Gal's intellectual property rights on rHuEPO and will raise by way of a private placement approximately $1.5 million) (hereinafter “XTEPO”). We intend to develop rHuEPO for the prolongation of MM patients' survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. In the United States alone, there are approximately 69,600 people living with MM, with about 20,200 new cases diagnosed annually, making MM the second most prevalent blood cancer.

On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the closing conditions had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Sections 104 and 103 to the Israeli Income Tax Ordinance (Revised), 1961.

In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO's shareholders approximately 133 million ordinary shares representing 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda Research and Development Company Ltd. (“Yeda”) upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO of a minimum amount of $2 million at any time after the completion of the Phase 2 (See notes 1b and 9a to the consolidated financial statements: General, Intangible Asset).

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

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2010, we had an accumulated accounting deficit of approximately $142.1 million (for our current carry forward tax losses, see “Item 5. Operating and Financial Review and Prospects - Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations”). We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

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

Our drug candidates and technologies are either in preclinical or clinical stages. Specifically, our lead product candidate (see “Item 10. Additional Information - Material Contracts”), Recombinant Human Erythropoietin (rHuEPO), is planned for a Phase 2 clinical program and the Diversity Oriented Synthesis, or DOS program, according to our knowledge based upon the most current reports we have received from Presidio Pharmaceuticals, Inc., has not yet been tested in humans. In order for our candidates to proceed to later stage clinical testing, they must show positive clinical or preclinical data. While rHuEPO has shown promising preclinical data and has also shown promising clinical observation data for the extension and improvement of the quality of life of Multiple Myeloma terminal patients prior to it being acquired by us, preliminary results of pre-clinical, clinical observations or clinical tests do not necessarily predict the final results, and promising results in pre-clinical, clinical observations or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing, which would materially impact our corporate strategy and our financial results may be adversely impacted.

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

We do not own all of our drug candidates and technologies. We have acquired and/or licensed the rights, patent or otherwise, to our drug candidates from third parties. Specifically, we have acquired (through the acquisition of XTEPO, see “Item 10. Additional Information-Material Contracts”), the use patent on Recombinant Human Erythropoietin (rHuEPO) for the prolongation of multiple myeloma patients’ survival and improvement of their quality of life from Bio-Gal Ltd., who in turn licensed it from Mor Research Applications Ltd. and Yeda Research and Development Company Ltd., both Israeli private corporations, and we have licensed DOS from VivoQuest, Inc. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development, collaboration and commercialization of our drug candidates or could require or result in litigation or arbitration, which could be time-consuming and expensive. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below.

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

For example, in 2008, we announced that we had out-licensed the DOS program to Presidio Pharmaceuticals, Inc., or Presidio. Under the terms of the license agreement, Presidio becomes responsible for the development and commercialization activities and costs related to the DOS program.

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

Specifically, Recombinant Human Erythropoietin, if successfully developed and commercially launched for the treatment of multiple myeloma, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

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

We believe that we will either be able to purchase rHuEPO from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties to obtain sufficient inventory to satisfy the clinical supply needs for our planned Phase 2 development program for the treatment of multiple myeloma.  If our contract manufacturers or other third parties fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our drug candidates.

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

As of May 30, 2011, we had three full-time employees/consultants (one of whom is an officer, which is engaged with the Company as a service provider) and three service providers (one of whom is an officer). To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees.  The retention of their services cannot be guaranteed.

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

Specifically, as per the terms of our amended agreement with Bio-Gal Ltd. and XTEPO, we issued approximately 133 million ordinary shares par value NIS 0.10 representing 69.44% of our then issued and outstanding ordinary share capital. Also, after the reporting date, on March 2011 we entered into a term sheet to acquire the assets of MinoGuard Ltd. (“Minoguard”) by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestones (see “Item 4. Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4. Information on the Company - Business Overview - Licensing Agreements and Collaborations,” below). Acquisitions and in-licensing transactions also involve a number of operational risks, including:

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

  We expect to use, rather than generate, funds from operations for the foreseeable future. The Company had losses of approximately $1.3 million and negative cash flows from operating activities of approximately $0.75 million in the year ended December 31, 2010, and we expect that the negative cash flows from operating activity will increase in 2011. Currently the Company has no revenues from operations and it funds its operations from its own capital and from external sources by way of issuing equity instruments. After the balance sheet date, on March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary Shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately $ 1.75 million (approximately NIS 6.3 million) (see also Note 24a to our consolidated financial statements). The Company’s management believes that the balances of cash and cash equivalents including the proceeds from the above raising will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern.”

  Our business depends on a number of factors, some of which are beyond our control. These factors include:

•	the progress of our planned research activities;

•	the accuracy of our financial forecasts;

•	the number and scope of our planned development programs;

•	our ability to establish and maintain current and new licensing or acquisition arrangements;

•	our ability to achieve our milestones under our licensing arrangements;

•	the costs involved in enforcing patent claims and other intellectual property rights;

•	the costs and timing of regulatory approvals;

•	the costs and timing of the clinical trials according to regulatory requirements; and

•	patent expiration in 2019 and failure to obtain European orphan drug designation.

  We will likely seek additional capital during the next 18 months through a rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount or method of any such financing. The global capital markets have been experiencing extreme volatility and disruption for the last three years.  In recent months, the volatility and disruption has increased mainly due to the financial instability and debt of some European countries, the uprisings against the regime in some Middle Eastern and North African countries, and the earthquake in Japan and its consequences. Given recent particularly adverse market conditions for small biotechnology companies, additional financing may not be available to us when we need it. We may also be forced to delay raising capital or bear an unattractive cost of capital.  If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technology. If we raise additional funds by selling ordinary shares, ADRs, or other securities, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us or at all.  If we are not able to raise capital in the next 18 months, there is a material risk regarding our ability to continue as a going concern.

We may not be able to utilize our accumulated net losses owned by the Company in Israel and/or offsetting the tax liability of the Subsidiaries.

We have had a “permanent establishment” in the United States, or US, which began in 2005 and ended in 2009.  As a result, any income attributable to such US permanent establishment for the years 2005-2009 was subject to US corporate income tax in the same manner as if we were a US corporation.  If this is the case, we may not be able to utilize any of the accumulated Israeli loss carry forwards mentioned in our notes to the 2010 financial statements since these losses were not attributable to the US permanent establishment.  However, we would be able to utilize losses attributable to the US permanent establishment to offset such US taxable income.  As of December 31, 2010, we estimate that these US net operating loss carry forwards are approximately $23 million.  These losses can be carried forward to offset future US taxable income, subject to certain significant limitations due to the shifts in ownership of XTL, resulting from the Bio-Gal transaction (see “Item 8. Financial Information-Material Contracts”) and subject to further limitations in case of a future offering or capital raise, resulting in more than a 50 percentage point change over a three year look back period, and expiring through 2029. US corporate tax rates are higher than those to which we are subject in the State of Israel, and if we are subject to US corporate tax, it would have a material adverse effect on our results of operations. Currently we do not have any activity in the US subsidiaries. However, if the subsidiaries commence operations in the future, they will be subject to the tax rules mentioned above.

We may not be able to utilize our accumulated net losses owned by our Subsidiaries in the US or offsetting any tax liabilities we may incur in the next years.

As of December 31, 2010, the net operating tax losses (“NOL”) of the US subsidiaries amounted to approximately $15 million. The utilization of these NOLs is subject to significant limitations to offset income in the future, if any, due to the shifts in ownership of XTL resulting from the Bio-Gal transaction (see “Item 8. Financial Information-Material Contracts”) and subject to further limitations pursuant to a US tax rule, in case of a future offering or capital raise, resulting in more than 50 percentage point change over a three year look back period, and expiring through 2029.

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

We pursue patent protection in the US and in certain foreign countries relating to our development and commercialization of rHuEPO for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. A main use patent (United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer”) was submitted by Mor Research Applications Ltd., an Israeli corporation and Yeda Research and Development Company Ltd., an Israeli corporation, in April 1998 and PCT was filed in April 1999.  The patent was granted in the United States, certain countries in Western Europe, Israel, Japan, Hong Kong and Canada and will expire in 2019. However, we were granted an Orphan-drug designation from the FDA in May 2011, see “Item 4. Information on the Company - Government and Industry Regulation”. Currently, under the license agreement which is held by XTEPO, we have the exclusive worldwide rights to the above patent for the use of rHuEPO in multiple myeloma. See “Item 4. Information on the Company – Business Overview - Intellectual Property and Patents.” However, we cannot guarantee the scope of protection of any issued patents, or that such patents will survive a validity or enforceability challenge.

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

The trading price of the ADRs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital;

•	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	failure to obtain European orphan drug designation;

•	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

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

Based on our current business plan and forecast, we believe that the balances of cash and cash equivalents including the proceeds from the offering (See “Item 5. Operating and Financial Review and Prospects -Liquidity and Capital Resources”) will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company’s ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern.”

Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.  In addition, pursuant to a license agreement with VivoQuest, Inc., or VivoQuest, a privately held biotechnology company based in the US, we licensed (in all fields of use) certain intellectual property and technology related to VivoQuest’s HCV program.  Pursuant to the license agreement, we may elect to issue up to an additional $34 million in ordinary shares to VivoQuest in lieu of cash upon achievement of certain milestones. In the future, we may also enter into additional arrangements with other third-parties permitting us to issue ordinary shares in lieu of certain cash payments. Also, in connection with our agreement with DOV Pharmaceutical Inc., or DOV, XTL Development committed to pay a transaction advisory fee to certain third party intermediaries. The advisory fees can be paid in cash or by issuance of shares, at our sole discretion. Pursuant to the agreement with the certain third party intermediaries, and after we examined the settlement issue, in furtherance to our financial condition, it is possible that the advisory fees will be paid by way of issuing 1,659,945 shares (equity-settled).

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

Following the closing of the Bio-Gal transaction, there are 3 shareholders (Mssrs. Alex Rabinovitch, David Bassa and Shalom Manova) who hold more than 5% of our outstanding ordinary shares (approximately 40.15% cumulative). As a result, these persons/companies, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons/companies, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ADRs or ordinary shares.

Notwithstanding the aforesaid, in connection with Section 239 of the Israeli Companies Law that focuses on the number of votes required to appoint external directors, and in connection with Section 121 (c) of the Israeli Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in a company to act also as the CEO of such company, the Company will deem these 3 shareholders as controlling shareholders in the Company, for as long as such individuals are interested parties in the Company. In addition, any contractual arrangement as detailed in Section 270 (4) of the Israeli Companies Law with any of these 3 shareholders and/or their relatives will be presented for approval in accordance with the provisions of Section 275 of the Israeli Companies Law. In all of the aforementioned situations, the Company will consider any of the aforesaid parties, who are not part of the transaction presented for approval as individual interested parties in such transaction so that their vote will not be included in the quorum comprising of a majority of the votes who are not interested parties in such transaction.

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

Our ADRs are quoted on the Pink Sheets market, which may result in them being classified as “Penny Stock.”

Our ADRs may become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our securities. If our ADRs become considered penny stock, the ability of broker-dealers to sell our ADRs and the ability of our shareholders to sell their ADRs in the secondary market would be limited and, as a result, the market liquidity for our ADRs would be adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future.

Holders of our ordinary shares or ADRs who are US citizens or residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable year ended December 31, 2008. However, we believe that we were a PFIC for the taxable years ended December 31, 2006, 2007 and 2009. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we may be classified as a PFIC in the 2010 taxable year and possibly in subsequent years. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser's shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders, (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger.

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

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADRs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs,” below.

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

Our headquarters and some of our planned clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, Israel is facing political tension in its relationships with Turkey, Iran and other Arab neighbor countries. In addition, recently in some Arab countries in the Middle East and North Africa there were violent uprisings against the regimes in these countries. Consequently, there is a concern for the stability in the region which may affect the political and security situation in Israel. We cannot insure that the political and security situation will not impact our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

We have generated all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. Until 2008, a substantial amount of our operating expenses were in US dollars (approximately 96% in 2008). Commencing from 2009 (after the failure of the Bicifadine clinical trial) the Company’s head office moved back to Israel, and thus the portion of our expenses in New Israeli Shekels (“NIS”) and our cash held in NIS has increased, mainly due to payment to Israeli employees and suppliers. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess the US Dollar as our functional currency. As a result, we could be exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may decide in the future to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently for the treatment of multiple myeloma, or MM, and Hepatitis C. Our lead compound is Recombinant Human Erythropoietin, or rHuEPO, a known compound that we are planning to develop for the prolongation of MM patients’ survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, many patients become gradually disabled and bed-ridden. The median duration of survival with chemotherapy and other novel treatments is about five years. Most of these treatments have severe side effects.

Recent Developments

We signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., a private biotechnology company based in Gibraltar, in March 2009. In December 2009, we amended the asset purchase agreement with Bio-Gal Ltd. so that XTL could acquire from the shareholders of XTEPO Ltd. (“XTEPO”), a special purpose company that was established by Bio-Gal Ltd.’s shareholders who shall receive from Bio-Gal all of Bio-Gal’s right on rHuEPO and raised approximately $1.5 million, all of their shares in XTEPO in exchange for the issuance to XTEPO’s shareholders of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the success of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of Phase 2 of an amount of minimum $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the closing conditions had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Section 104 and 103 to the Israeli Tax Ordinance (Revised), 1961. (See notes 1b and 9a to the consolidated financial statements: General, Intangible Asset.)

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

On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. (“Yeda”) entered into an option agreement granting an exclusive right to examine a medical technology in the field of the immune system, comprising of two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute hepatitis, rheumatoid arthritis, Chron’s disease and psoriasis. Under the agreement, the Company purchased this exclusive option right to examine the medical technology for a 15-month period in consideration for $120,000 payable by the Company in the following manner and at the earlier of:

(i)           In the event of raising funds by a prospectus to the public for more than $2 million, the Company is obligated to settle the payment in cash; or

(ii)          If 12 months after the date of closing of the agreement an amount of more than $2 million was not raised, the liability to Yeda can be satisfied, at the Company’s sole discretion and after obtaining Yeda’s approval to the timing, in cash or by issuance of options with equivalent value in lieu of that payment. Total amount of options allocated to Yeda will not exceed 2% of Company’s equity (on a fully diluted basis) and the exercise price of each option will be the par value of the Company’s shares.

If the Company intends to exercise its right to receive the license, it must notify Yeda and the parties will enter into a standard licensing agreement based on Yeda’s conditions discounted by 15% of normal market prices for granting such license by Yeda.

On March 24, 2011, the Company entered into a term sheet to acquire the assets of MinoGuard Ltd. (“MinoGuard”) by an exclusive license to use MinoGuard’s entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company’s Board of Directors.

Company Information and History

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

In January 2007, XTL Development, Inc., our wholly owned subsidiary (“XTL Development”), had signed an agreement with DOV Pharmaceutical, Inc. (“DOV”), to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) (“the Bicifadine transaction”). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain - a chronic condition resulting from damage to peripheral nerves. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain, and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development has ceased the prosecution and maintenance of those patents relating to Bicifadine, in coordination with DOV. In March 2010, the agreement was formally terminated.

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

Our ADRs are quoted on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market, under the symbol “XTLBY.PK.”  Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “XTL.”  We operate under the laws of the State of Israel, under the Israeli Companies Act, and in the US, the Securities Act and the Exchange Act.

Our principal offices are located at Herzliya Business Park, 85 Medinat Hayehudim Street, Building G, PO Box 4033, Herzliya 46140, Israel, and our telephone number is +972-9-955-7080. XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, can be reached at XTL Biopharmaceuticals, Inc. c/o Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801, or by telephone at (800) 677-3394. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this annual report.

On November 20, 2007, we completed a private placement of 14,497,004 NIS 0.1 par value ordinary shares (equivalent to 7,248,502 ADRs) at $0.675 per ordinary share (equivalent to $1.35 per ADR). Total proceeds to us from this private placement were approximately $8.8 million, net of offering expenses of approximately $1.0 million. In addition, on March 22, 2006, we completed a private placement of 9,333,334 NIS 0.1 par value ordinary shares (equivalent to 4,666,667 ADRs) at $3.00 per share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 4,666,667 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $4.375 ($8.75 per ADR). Total proceeds to us from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million. The private placement closed on May 25, 2006. Since inception and until the date of the statement of financial position , we have raised net proceeds of approximately $137.4 million to fund our activities, including the net proceeds from our 2007 and 2006 private placements.

After the reporting date, in March 2011, we raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange an immediate net amount of approximately $ 1.75 million (approximately NIS 6.3 million) (See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources”).

For the years ended December 31, 2010, 2009, and 2008 our capital expenditures were $16,000, $0 and $2,000, respectively. During 2010 we did not dispose any of our assets. During 2009, proceeds from disposition of certain unused assets were immaterial (less than $1,000). During 2008, we completed the disposition of certain assets (primarily lab equipment) associated with the DOS program, with $327,000 in proceeds from disposals of those assets in 2008.

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently for the treatment of MM and also Hepatitis C.

Our lead compound is rHuEPO, which we intend to develop for the survival extension of MM terminal patients’ lives.

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

The median overall survival duration today with chemotherapy and other novel treatments is about five years. These treatments have severe side effects, including the suppression of the immune system, susceptibility to infections, nausea, vomiting and bleeding disorders.

Our second program is the Diversity Oriented Synthesis, or DOS, program, which is focused on the development of novel pre-clinical Hepatitis C small molecule inhibitors. Compounds developed to date inhibit HCV replication in a pre-clinical cell-based assay with potencies comparable to clinical stage drugs. On March 20, 2008, we announced that we had out-licensed the DOS program to Presidio.

On September 1, 2010, the Company and Yeda entered into an option agreement granting an exclusive right to examine a medical technology in the field of the immune system, comprising of two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute hepatitis, rheumatoid arthritis, Chron’s disease, and psoriasis. Under the agreement, the Company purchased this exclusive option right to examine the medical technology for a 15-month period in consideration for $120,000.  Yeda will reserve the right to cancel this Agreement after 12 months from the day of the signing of said Agreement if the Company failed to complete raising funds that exceed US$ 1.5 million from any source. Since we raised approximately $1.75 million (net) in a public offering on TASE in March 2011, this condition expired.

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

Our Strategy

Under our current strategy, we plan to:

•	initiate a prospective, multi-center, double blind, placebo controlled Phase 2 clinical study intended to assess the safety and efficacy of rHuEPO when given to patients with advanced MM;

•	advance the development of rHuEPO towards approval as treatment of MM either alone or with a corporate partner;

•	seek to in-license or acquire additional candidates, and

•	development of collaborations with large pharmaceutical companies to market rHuEPO.

Products Under Development (see “Item 8. Financial Information - Material Contracts,” regarding the Bio-Gal transaction).

rHuEPO for the treatment of MM

Market Opportunity

We intend to develop the use of rHuEPO for the prolongation of MM patients’ survival. In the United States alone, there are approximately 69,600 people living with MM, with about 20,200 new cases diagnosed annually (Facts 2010-2011. The Leukemia & Lymphoma Society). MM is the second most prevalent blood cancer representing approximately 1% of all cancers in white US residents and 2% of all cancers in African Americans. The average age at diagnosis is 65-70 and is also more common in men than women, and in African Americans than Caucasians.

Erythropoietin, a glycoprotein hormone produced mainly by the kidney, is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis by binding to its receptor (EPO-R) on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. The cloning of the EPO gene led to the introduction of rHuEPO into clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

Over the last decade, several reports (Mittelman PNAS 2001, Mittelman European Journal of Hematology 2004; Katz Acta Haematol 2005; Prutchi-Sagiv BJH 2006; Prutchi-Sagiv Exp Hematol 2008; Brines PNAS 2001; Baz Acta Haematol 2007; Prutchi-Sagiv Medical Hypothesis and Research 2005, Katz Eur. J. Immunol 2007) have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis.

A clinical observation made by Professor Moshe Mittelman and colleagues (Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect - a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol. 2004 Mar;72(3):155-65) confirmed the high success rate of rHuEPO in treating the anemia in patients with MM. Six patients continued treatment with rHuEPO beyond the initial designed 12 week period with very poor prognostic features of MM, whose expected survival was less than 6 months, and surprisingly, they lived for 45–133 months cumulatively with the MM diagnosis and 38–94 months with rHuEPO (with a good quality of life).

This clinical observation was further supported by pre-clinical animal studies. These animal studies not only confirmed the anti-myeloma effect of rHuEPO but also detected a new unrecognized hitherto immune-mediated effect to rHuEPO, probably mediated via T cells (Mittelman M., Neumann D., Peled A., Kanter P. and Haran- Ghera N. 2001) Erythropoietin induces tumor regression and antitumor immune responses in murine myeloma models.  (PNAS, vol. 98: 9. 5181 - 5186;  Katz O, Barzilay E, Skaat A, Herman A, Mittelman M, Neumann D.Erythropoietin induced tumour mass reduction in murine lymphoproliferative models. Acta Haematol. 2005; 114 (3):177-9). Recently, it was also shown that treatment of stage II-III MM patients with rHuEPO is associated with a significant improvement of various immunological parameters and functions (Prutchi-Sagiv British Journal of Hematology 2006; Prutchi-Sagiv Experimental Hematology 2008; Lifshitz Molecular Immunology 2009).

Furthermore, several studies have been published by other investigators addressing survival and/or prognosis in cancer patients treated with rHuEPO. For example:

Baz R et al: A team from the Cleveland Clinic Myeloma Program analyzed their experience with rHuEPO in MM patients. This retrospective analysis provides data on 292 MM patients enrolled on different protocols between 1997 and 2003. The authors concluded that “rHuEPO was associated with improved overall survival in this population of anemic MM patients with SWOG stages II, III and IV.” They summarized by saying that “a prospective randomized trial is warranted to corroborate this finding” (Baz R et al: Recombinant human erythropoietin is associated with increased overall survival in patients with multiple myeloma (Acta Haematol 2007; 117: 162-7)).

Development Status

We plan on performing a prospective, multi-center, double blind, placebo controlled phase 2 study intended to demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial/receive approvals to commence such clinical trial in the first half of 2011.  The trial will enroll approximately 50 MM patients over a period of 2 and a half years. We have begun preliminary discussions with potential clinical sites and third party vendors for the planned study. The study is expected to cost $1-1.5 million.

The drug development process is a multi-step process, including the following steps: pre-clinical, Phase 1, Phase 2, and Phase 3 clinical trials.

Given that we intend to develop a new indication for rHuEPO, which is already approved for another use, and the fact that the pre-clinical and phase 1 phases are intended to assess drug toxicity and safety, we may be exempted from carrying out these steps and the drug development process may begin with Phase 2 clinical trial.

This is an estimation only and based on information our group has at the time of writing this report. Actual results may differ from the results implied in this report.  There is no certainty that we may receive an exemption from carrying out one or more phases, nor is there certainty about the results of these experiments.

DOS

Market Opportunity

We had been developing the DOS program for the treatment of Hepatitis C, prior to us out-licensing it to Presidio in March 2008. Chronic Hepatitis C is a serious life-threatening disease which affects around 170 to 200 million people worldwide, according to the World Health Organization. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House, of the U.S. population, 1.6 percent, or an estimated 4.1 million Americans, have antibody to HCV (anti-HCV), indicating ongoing or previous infection with the virus. Hepatitis C causes each year 10,000 to 12,000 people die from HCV in the US alone.

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

Development Status

In March 2008, and as revised in August 2008, we signed an agreement to out-license the DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio becomes responsible for all further development and commercialization activities and costs relating to our DOS program. In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and will receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party. DOS is a pre-clinical program focused on the development of novel Hepatitis C small molecule inhibitors. DOS applies proprietary, fully synthetic chemistry methodologies to rapidly synthesize and diversify complex chemical compounds such as natural products. Compounds in each family inhibited HCV replication in a pre-clinical cell-based assay with potencies against the most prevalent HCV genotypes comparable or superior to clinical stage drugs. They also retained their potency against isolates that are resistant to clinical stage drugs. Presidio is currently in the process of identifying drug leads to be tested in formal toxicological studies in anticipation of the commencement of clinical trials in humans thereafter. According to our knowledge, as of today, the DOS program compounds are still in preclinical development. See “Item 10. Additional Information -Material Contracts.”

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

rHuEPO for the treatment of MM

A main use patent, United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer,” was submitted by Mor Research Applications Ltd. and Yeda Research and Development Company Ltd., Israeli corporations, in April 1998 and a PCT was filed in April 1999.  The patent was granted in the United States, Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, Netherlands, Spain, Sweden and Switzerland), Israel, Japan, Hong Kong and Canada. The issued patent will expire in 2019. Pursuant to our agreement with Bio-Gal Ltd, we have exclusive worldwide rights to the above patent for the use of rHuEPO in MM.

The main claims of this issued patent are as follows: A method for the treatment of a multiple myeloma patient, comprising the administration of erythropoietin or recombinant human erythropoietin, as the case may be, for the inhibition of tumor growth, triggering of tumor regression or inhibition of MM cell metastasis in the said patient.

The original EPO patent for the treatment of anemia is currently owned by Amgen and Johnson & Johnson.

DOS

The lead molecules that are included in the VivoQuest license are covered by four issued US patents and three pending US patent applications. As of April 8, 2011, the Company has determined to maintain these patents in the United States only. The patent applications describe both the structure of the compounds and their use for treating HCV infection. The two issued VivoQuest patents will expire in 2023. Additional patent applications, if issued, will expire in 2023, 2024 and 2025. We have also filed additional patent applications that cover the lead compounds discovered since the licensing of the DOS from VivoQuest. These additional patent applications, if issued, will expire in 2026 and 2027.  Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions.  Pursuant to the VivoQuest license, we will make royalty payments ranging from 2% to 8%, based on net sales of the compounds.

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

Bio-Gal Ltd./XTEPO

We signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal, a private biotechnology company based in Gibraltar, in March 2009. In December, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire from the shareholders of XTEPO all of their shares in XTEPO in exchange for the issuance to XTEPO’s shareholders of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are also obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the closing conditions had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Section 104 and 103 to the Israeli Tax Ordinance (Revised), 1961. (See notes 1b and 9a to the consolidated financial statements: General, Intangible Asset).

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

Bicifadine License

In January 2007, XTL Development had signed an agreement with DOV to in-license the worldwide rights for Bicifadine for the treatment of diabetic neuropathic pain. In accordance with the terms of the license agreement, XTL Development paid an initial up-front license fee of $7.5 million in cash in 2007. In addition, XTL Development would have made milestone payments of up to $126.5 million over the life of the license. These milestone payments may have been made in either cash and/or our ordinary shares, at our sole discretion, with the exception of $5 million in cash, which would have been due upon or after regulatory approval. XTL Development was also obligated to pay royalties to DOV on net sales of Bicifadine. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain in 2008 and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development ceased the prosecution and maintenance of those patents relating to Bicifadine, in coordination with DOV. In March 2010, the agreement was formally terminated.

MinoGuard License – Term Sheet

On March 24, 2011, the Company entered into a term sheet to acquire the assets of MinoGuard Ltd. (“MinoGuard”) by an exclusive license to use MinoGuard’s entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company’s Board.

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

The anti-cancer drug market is very large. The National Institutes of Health estimated that the total cost of cancer care in the United States in 2005 was $209.9 billion1. In 2008, sales of anti-cancer drugs reached a total of approximately $48 Billion2 and are expected to grow to 80 billion dollars in 20103.

In 2003, a new anti-cancer drug for multiple myeloma called Velcade was approved for use and marketing.  In 2008, sales of drugs used to treat multiple myeloma in the US, France, Germany, Italy, Spain, England and Japan totaled $2.1 billion (and is expected to rise to $5.3 billion in 2018)4. According to Bloomberg Analyst Reports5 the sale of Velcade among all drugs used to treat multiple myeloma, comprising approximately 40% of the multiple myeloma drug market while in 2009 Johnson & Johnson (which markets Velcade outside the US) and Japanese pharmaceutical Takeda (which markets Velcade in the US) generated $1.2 billion in sales. In addition, based on the financial statements of the pharmaceutical company Celgene6 (which markets Revlimid), Revlimid sales in 2010 totaled $2.47 billion.

Competing Products for Treatment of MM

Although there are commercially available drugs for the treatment of MM, we plan to conduct our clinical trial so that rHuEPO will be tested and given only to patients who have been treated with all standard therapy for MM. Thus, the drugs below are not in direct competition to our drug. However, rHuEPO may improve the current treatments and therefore may be supplementary to them, as follows:

Thalidomide is effective in approximately one-third of patients (for a certain period of time) with advanced disease and is synergistic with other agents active in multiple myeloma. Its exact mechanism of action is unclear, but inhibition of angiogenesis, modulation of cytokines, and immunological effects are probably involved. Thalidomide, as a single agent or in combination with steroids, is now the standard first line treatment for relapsed or refractory myeloma (if not used before) and is also being used as frontline and maintenance treatment. Newer derivatives of thalidomide, such as revlimid or lenalidomide (formerly CC5013), have potentially greater biological activity and fewer adverse effects, including teratogenicity. Preliminary studies show a response in 30-50% of patients with refractory disease. Thalidomide has severe side effects such as flu-like symptoms, constipation, neuropathy and thrombophilia, and has not yet demonstrated survival advantage.

Lenalidomide (Revlimid) is used with dexamethasone to treat patients with multiple myeloma who have already had another treatment. It is a small molecular analog of thalidomide that was originally found based on its ability to effectively inhibit tumor necrosis factor production. Lenalidomide is 50,000 times more potent than thalidomide in inhibiting tumor necrosis factor-alpha, and has less severe adverse drug reactions. Nonetheless, lenalidomide, like its parent compound thalidomide, causes venous thromboembolism (VTE), a potentially serious complication with their use.

Bortezomib (Velcade) inhibits the proteasome, an intracellular organelle responsible for protein disposal. The response rate to bortezomib in extensively treated myeloma is around 50%. The drug has recently been approved by the FDA based on phase 2 clinical results. The drug has several serious side effects, including neuropathy.

1 http://dceg.cancer.gov/files/genomicscourse/meropol-011007.pdf
2 IMS Health http://www.reuters.com/article/idUSN1453543620080515
3 IMS Health http://www.thepharmaletter.com/file/46150/multiple-myeloma-market-will-more- than-double-to-53-billion-in-2018.html
4 According to  IMS Health - http://www.reuters.com/article/idUSN1453543620080515
5 http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aQHENps19ldg
6 http://ir.celgene.com/phoenix.zhtml?c=111960&p=irol-newsArticle&ID=1520733&highlight=

Traditional chemotherapy treatment includes melphalan and prednisone, now used sparingly because of its propensity to compromise collection of haematopoietic stem cells, other combinations, and regimens containing high dose corticosteroids. The latter-including dexamethasone; vincristine, doxorubicin, and dexamethasone; and cyclophosphamide, vincristine, doxorubicin, and methylprednisolone -are preferred for transplant candidates.

High dose chemotherapy, particularly melphalan, with autologous haematopoietic stem cell transplantation improves response rates and their duration and survival compared with conventional chemotherapy. It is now commonly used as consolidation treatment. Unfortunately, even after haematopoietic stem cell transplantation, relapse is only a matter of time, although a minority of patients seems to survive over a decade in remission (“operational cure”). Maintenance treatment after transplantation with corticosteroids or αinterferon is often prescribed in an attempt to delay relapse. Although this probably does prolong the duration of remission, it is unclear if it confers a survival benefit.

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

The Company was granted an Orphan-drug designation from the FDA in May 2011 for its Recombinant Erythropoietin in the US. Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the US. The designation provides the drug developer with a seven-year period of US marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act (PDUFA) filing fees.

The Company may apply the European Medicines Agency in order to obtain Orphan-drug designation for its Recombinant Erythropoietin in Europe. Orphan designation is granted by the European Medicines Agency, following a positive opinion from the Committee for Orphan Medicinal Products, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the European Community when the application for designation is submitted. Orphan drug designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in the EU, once approved for the treatment of multiple myeloma.

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

Organizational structure

Our wholly-owned subsidiary, Xtepo Ltd. is an Israeli privately-held company incorporated in November 2009 for the execution of the Bio-Gal transaction and which holds the exclusive license of the use patent of rHuEPO drug for multiple myeloma.

Our wholly-owned subsidiaries, XTL Biopharmaceuticals, Inc. and XTL Development, Inc., are each incorporated in Delaware. Since November 2008, these companies have not been active.

Property, Plant and Equipment

Since August 2010 we lease offices of approximately 255 square meters, in Herzliya, Israel. The basic lease period is for 36 months with an option for an additional 24-month period. In addition, the Company has the right to terminate the agreement after 22 months and/or on the date of an alternative tenant in its place, pursuant to approval of the landlord.

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

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS (International Financial Reporting Standards) for the years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

In April 2009, the Company was de-listed from NASDAQ after the failure of the Bicifadine clinical trial. At the same time, the Company became primarily listed on TASE (Tel Aviv Stock Exchange) and therefore is not entitled to the exemptions previously granted in Israel due to its listing on NASDAQ.

Pursuant to the requirement to comply with all the Israeli listing requirements, the Company adopted IFRS (International Financial Reporting Standards) as the accounting policy of the Company starting on 2009 and effective since January 1, 2007.

Selected Financial Data -

The tables below present selected financial data for the fiscal years ended as of December 31, 2010, 2009 and 2008.  We have derived the selected financial data for the fiscal years ended December 31, 2010, 2009 and 2008 from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB.  You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive Income:
	Year ended December 31,
	2010	2009		2008
	U.S dollars in thousands (except per share data)

Revenues	-	-		5,940
Cost of revenues	-	-		1,841

Gross profit	-	-		4,099

Research and development costs	64	-		11,722
General and administrative expenses (income)	1,222	(2,429)	*)	3,937
Impairment loss of intangible asset	-	-		7,500
Other gains (losses), net	30	139		288

Operating income (loss)	(1,256)	2,568		(18,772)

Finance income	6	6		331
Finance costs	7	10		17

Financial income (costs), net	(1)	(4)		314

Income (loss) before taxes on income	(1,257)	2,564		(18,458)
tax benefit	-	(23)		(31)

Net income (loss) for the year attributable to equity holders of the parent	(1,257)	2,587		(18,427)

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.011)	0.044		(0.315)

Weighted average number of issued ordinary shares	113,397,846	58,561,065		58,553,864

*) Including reduced -expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and former CEO, see also Note 15b to the financial statements.

Consolidated Statements of Financial Position Data:
	As of December 31,
	2010	2009	2008
	U.S dollars in thousands

Cash, cash equivalents, bank deposits and trading and marketable securities	1,066	412	2,924
Working capital	259	(151)	1,433
Total assets	3,797	715	3,402
Long term obligations	-	-	-
Total shareholders' equity	2,834	7	1,474

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of multiple myeloma, or MM and Hepatitis C. To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

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

We did not have revenues in 2010 and 2009. Our revenues for the year ended December 31, 2008 have consisted of license fees from Presidio. We recognized the upfront non-refundable payment from Presidio as license fee revenue over our period of significant involvement.  See “Item 4. Information on the Company – History and Development of XTL.”

We did not have cost of revenues in 2010 and 2009. Our cost of revenues for the year ended December 31, 2008 consisted of costs related to the DOS program, including cost of patent rights and other assets that were acquired from Vivoquest and later on out-licensed to Presidio. See “Item 4. Information on the Company – History and Development of XTL.”

Our research and development expenses in 2010 consisted primarily expenses involved in the implementation of the rHuEPO drug clinical trial development plan designed to treat cancer patients with multiple myeloma comprising, among others, costs in connection with medical regulation, patent registration costs, medical consulting costs. Additionally, we had amortization expenses of the exclusive right to examine a medical technology in the field of the immune system. We did not have research and development expenses in 2009. Our research and development costs for the years ended December 31, 2008 consist primarily of salaries and related personnel costs, consultant fees and other third-parties' expenses related to clinical and laboratory development, license and milestone fees, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates. We capitalize our research and development costs if we have a reasonable base to believe in the assets related to these expenses. Additionally, the Company reviews every quarter the assumptions which lead it to believe in these assets and assesses the necessity to record impairment loss according to IAS 36 (See note 2f to the consolidated financial statements: significant accounting policy - intangible assets). In all other cases the Company expenses the research and development cost as they are incurred.

Our general and administrative expenses consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses.  We expense our general and administrative expenses as they are incurred. In 2009, we recorded a reversal of non cash option compensation expenses that related to options granted to our former chairman and former CEO in an amount of approximately $ 4.1 million according to IFRS 2 and as a result the net general and administrative expenses ended with negative expenses (see “non-cash option compensation” below).

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel, professional fees and transaction advisory fees to third party intermediaries. Our business development activities are related to partnering activities for our drug programs, seeking new development collaborations and in-licensing opportunities. According to IFRS, business development expenses are presented based on the function of expense in general and administrative. Therefore, for the years ended December 31, 2010, 2009 and 2008, business development expenses are not presented in a different line item, as it used to be presented under the US GAAP. We expense our business development expenses as they are incurred. The transaction advisory fee associated with the Bicifadine transaction in the form of a SAR was revalued based on the then current fair value, at each subsequent reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company’s financial condition, the classification of the transaction was modified to an equity-settled transaction.

Our results of operations include non-cash compensation expense as a result of the grants of stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award recorded over the respective vesting periods of the individual stock options according to the Black-Scholes valuation model. The expense is included in the respective categories of expense in the statement of comprehensive income. In 2009 we reversed a significant amount of $4.1 million related to the former Chairman's and former CEO's non-cash option compensation expenses granted in August 2005 (and were canceled and re-granted in December 2007) and March 2006, respectively, and which were subject to a market capitalization/share price milestone(s) that were not achieved. According to IFRS 2, due to the fact that these options were linked to market capitalization/share price milestone(s), we were required to reverse the accumulated related expenses that were recorded over the years since the grant date, immediately after their termination from the company in March-April 2009 and after we acknowledged that the milestone(s) were not achieved. We experienced a  reduction in non-cash compensation in the fiscal year ended December 31, 2009 (even excluding the reversal of the options related to the former Chairman and CEO) due to the restructuring plan of the Company from November 2008 and the reduction in the number of employees (see note 16b to the consolidated financial statements). We expect to incur significant increase on the non-cash compensation for the future, primarily due to the increase in the number of employees and additional grants of options to current employees.

For awards of options and warrants to consultants and other third-parties, according to IFRS 2 the treatment of such options and warrants is the same as employee options compensation expense (see note 2n to the consolidated financial statements). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to the IFRS 2, the Company recognizes options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. The company treats each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

Results of Operations

Years Ended December 31, 2010, 2009 and 2008

Revenues. The Company did not produce any revenues for the years ended December 31, 2010 and 2009, compared to $5,940 thousand, for the year ended December 31, 2008. Revenues for the year 2008 were due to the recognition of license revenue associated with the Presidio out-licensing agreement. We do not anticipate to recognize material revenue in 2011.

Cost of Revenues. There was no cost of revenues for the years ended December 31, 2010 and 2009, compared to $1,841 thousand for the year ended December 31, 2008. Costs of revenues for the year 2008 were due to the out-licensing transaction of the DOS program to Presidio.

Research and Development Costs. Research and development expenses in 2010 amounted to $64 thousand. We had no research and development expenses in 2009 because the clinical trial of Bicifadine was terminated in November 2008 (see “2009 Restructuring” below and also see Note 9c to the financial statements). Research and development expenses in 2008 totaled approximately $ 11,722 thousand comprising principally expenses involved in the Phase 2b clinical trial of Bicifadine until we announced that it had not met its endpoints and, therefore, it was terminated (November 2008). See 2008 Restructuring below and also see “Item 10. Additional Information -Material Contracts” and “Item 4. Information on the Company.”

Excluding non-cash compensation costs, we expect to increase our level of research and development costs during 2011 mainly due to the plan to initiate/receipt of approval to initiate the phase 2 clinical trial on rHuEPO for the treatment of multiple myeloma.

General and Administrative Expenses. General and administrative expenses in 2010 totaled approximately $1,222 thousand, compared to general and administrative income (decrease in expenses) of approximately $2,429 thousand in 2009 and expenses of approximately $3,937 thousand in 2008. The increase in general and administrative expenses in 2010 compared to 2009 and the decrease in general and administrative expenses in 2009 compared to 2008 were due mainly to the following reasons:

During 2009, the Company recorded a decrease in general and administrative expenses after expenses from previous years in respect of options of the former chairman and former CEO of the Company were reversed because the terms of the options that were contingent on the performance were not met. The effect of the options which were forfeited immediately after their departure amounted to approximately $4.1 million. General and administrative expenses in 2009 less the effect of the reverse of expenses in respect of options of the former chairman and former CEO of the Company totaled approximately $1,672 thousand, compared to approximately $ 1,222 thousand in 2010, a decrease of approximately $450 thousand (27%) which mainly arises from the decrease in salary expenses following the restructuring plan in the Company in 2009, decrease in office lease expenses (terminating the US office lease agreement, changing the Israeli offices while reducing office space) and decrease in the Company's operating expenses as part of the restructuring plan performed by the Company immediately after announcing the failure to achieve the Bicifadine drug clinical trial endpoints at the end of 2008.

The decrease in salary expenses due to restructuring plan (including in respect of options to employees and service providers and the effect of reverse of expenses, as above) and the decrease in the Company's operating expenses as part of that restructuring plan effected by the Company at the end of 2008 led to a decrease in general and administrative expenses.

Excluding non-cash compensation costs, we expect to increase our level of general and administrative costs during 2011 compared to 2010. This is because during most of 2010, the Company did not have any research and development operations and employed only two full-time employees and four service providers / consultants (two of whom are officers).

Other gains (losses), net. The Company derived other gains in 2010 of approximately $30 thousand which originated from reduced trade payables provisions of foreign subsidiaries from previous years, in 2009 approximately $139 thousand which originated from settlement agreements entered into with different suppliers in respect of activity in previous years, among others, in respect of the clinical trial of Bicifadine (see Notes 14b(1) to the financial statements). The Company derived other gains in 2008 of approximately $288 thousand which originated from sale of property, plant and equipment. We also recorded a loss of $7,500 thousand on impairment of intangible asset (patent), representing the development rights to the Bicifadine because the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain failed to meet its clinical endpoints and, therefore, the development activity was terminated (see Note 9c to the financial statements).

Net Financial expenses.  Financial expenses for the year ended December 31, 2010, amounted to $1 thousand compared to net financial expenses of $4 thousand and financial income of $314 thousand for the years ended December 31, 2009 and 2008 respectively. The decrease in the net financial income for the years ended December 31, 2010 and 2009 compared to 2008 was due primarily to the reduction of the invested funds during the years and the reduction of the banks' deposit interest rate (see cash flow report to the consolidated financial statements).

Income Taxes  Our income tax expense (tax benefit) is attributable to taxable income (losses) from the continuing operations of our US subsidiaries and the US permanent establishment.  We had no income tax expense for the year ended December 31, 2010 due to the losses incurred and we did not recognize any deferred tax benefits, since it is not more likely than not that we will be able to generate profits in the future to realize the deferred taxes.  Tax benefit for the years ended December 31, 2009 and 2008, amounted to $23,000 and $31,000 respectively. In November 2009 Congress passed the Worker Homeownership & Business Assistance Act of 2009 which allows businesses to carry back operating losses for up to 5 years.  As a result of this Act, the Company was able to carry back its 2008 and 2009 losses to tax years ended December 31, 2003 and 2004. This benefit was partially offset by New York State Franchise tax associated with the US permanent establishment.

2009 Restructuring

Following the failure of the Bicifadine trial in November 2008, we terminated the employment of most of our employees. As a result, we incurred a payment of $420 thousand during 2009 related to employee dismissal costs, all of which were accrued in 2008. In February 2009, we appointed a CEO whose terms of employment have been approved in March 2010, effective August 3, 2010, upon the completion of the Bio-Gal transaction. In July 2009, we appointed a CFO.

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

Critical Accounting Policies

Basis of presentation of the financial statements Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with US GAAP. Effective January 1, 2009, the Group adopted International Financial Reporting Standards (“IFRS”) and this pursuant to the provisions of Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” which was published by the Israel Accounting Standards Board.

The Company's financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The accounting policies described below are consistent with those of all periods presented, unless it is indicated otherwise.

The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company's management to exercise its judgment in the process of applying the Group's accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Company's management.

The Group's operating cycle is 12 months.

The Group analyses the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

They comprise of:

1. International Financial Reporting Standards (IFRS),

2. International Accounting Standards (IAS), and

3. Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

The Company's financial statements as of December 31, 2010, 2009 and 2008 and for each of the three years in the period ended December 31, 2010 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

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

Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest. In each reporting date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income (loss) with a corresponding adjustment in equity.

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

Share-based payments for share appreciation rights with settlement alternatives, at the Company's sole discretion, which were granted to the Company's service provider, were accounted in the past as a cash-settled grant. The Company re-measured the value of the liability at each reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the issue, in furtherance to the Company's financial condition (see Note 1c to the financial statements), the classification of the transaction was modified to an equity-settled transaction. The Company is not obligated to settle the transaction in cash.

Share-based payment transactions in which the Company acquired assets as consideration for the Company's equity instruments are measured at the value of the assets acquired. The fair value of stock options granted with service conditions is determined using the Black-Scholes valuation model. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the graded vesting method under IFRS 2. The fair value of stock options granted to the former Chairman and former CEO with market conditions was determined using a Monte Carlo Simulation method. Such value is recognized as an expense using the accelerated method under IFRS 2. The options of the former Chairman and former CEO mentioned above expired after their departure from the Company in March and April, 2009 respectively and the accumulated expenses related to these options recorded over the years were reversed in year 2009 (see note 15b to the consolidated financial statements).

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

Unamortized intangible assets - amortization of an asset on a straight-line basis over its useful life begins when development procedure is complete and the asset is available for use. These assets are reviewed for impairment once a year or whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, “Impairment of Assets”.

Acquired development assets are not systematically amortized and are tested for impairment annually in accordance with the provisions of IAS 36, “Impairment of Assets”.

The Company recognizes at fair value an intangible asset relating to research and development costs acquired from third parties.

Amortized intangible assets - an exclusive right to examine a medical technology in the field of the immune system with a finite life of 15 months is amortized on a straight-line basis over the useful life of this right.

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

New and amended IFRS standards and IFRIC interpretations:

Below are standards and amendments to existing standards that have been issued and are effective for reporting periods after January 1, 2010:

Amendment to IAS 7, “Cash Flows Statements” (“the amendment to IAS 7”). This amendment is part of the IASB's annual improvements project published in April 2009. The amendment to IAS 7 requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment to IAS 7 is applied retrospectively for annual periods beginning on or after January 1, 2010. The Group applied this amendment from January 1, 2010 and its initial adoption had no material impact on the Group's financial statements.

Below are standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company:

a)           IFRS 9, “Financial Instruments” (“IFRS 9”). The first part of IFRS 9 which deals with classification and measurement of financial assets was issued in November 2009 (“the first part of IFRS 9”) and it represents the first step in the process to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). The first part of IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group's accounting for its financial assets. The first part of IFRS 9 determined, among others, that financial assets should be classified into one of the two following categories: financial assets measured after initial recognition at fair value and financial assets measured after initial recognition at amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the entity's business model for managing financial instruments and the contractual characteristics of the cash flows from the instrument.

In October 2010, another part of IFRS 9 was published (“the second part of IFRS 9”) which represents the second step in the process to replace IAS 39. The second part of IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. The guidance that was added to IFRS 9 in the framework of the second part of IFRS 9, including that addressing measurement and classification of financial liabilities and treating derivatives embedded in financial liabilities, have been relocated from IAS 39 without change in the existing guidance except for financial liabilities that are designated at fair value through profit or loss (FVTPL). According to the new guidance, except for cases outlined therein, entities with financial liabilities designated at FVTPL recognize changes in the fair value due to changes in the liability's credit risk directly in other comprehensive income and this instead of recognition in profit or loss.

There is not subsequent recycling of the amounts in other comprehensive income to profit or loss. But, accumulated gains or losses may be transferred within equity.

Both parts of IFRS 9 are effective for annual periods beginning on or after January 1, 2013. Entities may choose to adopt early, but it is not possible for entities to adopt the second part of IFRS 9 without, concurrently, adopting the first part of IFRS 9. However, entities still have the ability to adopt the first part of IFRS 9 without, concurrently, adopting the second part of IFRS 9.

Entities that early adopt prior to January 1, 2012 are not required to restate comparatives.

Currently, the Group has not adopted IFRS 9 early.

The Company does not expect that the adoption of the guidance of IFRS 9 will have a material impact on the financial statements.

b)           Amendment to IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”) which was issued in October 2010. The amendment to IFRS 7 requires broader disclosures about financial assets transferred to another party yet they still continue to be included in the Group's statement of financial position and the respective financial liabilities including the interaction between these assets and liabilities. Further, the amendment to IFRS 7 expands the disclosure requirements for derecognized assets yet the exposure to risks and certain rewards associated with the transferred asset still remain. The amendment to IFRS 7 will be applied for annual reporting periods beginning on or after July 1, 2011. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

c)           Amendment to IFRS 7, “Financial Instruments: Disclosures”. This amendment represents part of the improvements to IFRS’s published in May 2010. This amendment changes part of the quantitative and qualitative disclosures required for the nature and extent of risks associated with financial assets and clarifies the interaction between these quantitative and qualitative disclosures. This amendment will be applied for annual reporting periods beginning on or after January 1, 2011. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

d)           Amendment to IAS 27 (Revised), “Consolidated and Separate Financial Statements” (“the amendment to IAS 27R”). This amendment represents part of the improvements to IFRS’s published in May 2010. The amendment to IAS 27R clarifies that the consequential amendments from IAS 27 made to IAS 21, “The Effect of Changes in Foreign Exchange Rates”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures” apply prospectively or retrospectively. The amendment to IAS 27R will be applied for annual reporting periods beginning on or after July 1, 2010. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

Impact of Inflation and Currency Fluctuations

We generate all of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. Since 2009 (after the failure of the Bicifadine clinical trial) the Company’s head office moved to Israel and thus the portion of our expenses in New Israeli Shekels (“NIS”) and our cash held in NIS has increased, mainly due to payment to Israeli employees and suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. To date, our business has not been materially adversely affected by changes in the US dollar exchange rate or by effects of inflation in Israel. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2008 are as follows: 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

As of December 31, 2010, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2010, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd amounted to approximately $24 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

In order to obtain tax exemption for the share swap transaction with Bio-Gal pursuant to Sections 104 and 103 to the Israeli Income Tax Ordinance (Revised), 1961, we signed an agreement with the Israeli Tax Authority on July 15, 2010.  Below is the summary of the principal conditions for the share swap and the transfer of the intangible asset:

1.
The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 22 million) and approximately NIS 0.7 million (approximately $ 0.19 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.
Any losses incurred to the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.
Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction (“the Lock-up Period”), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the Lock-up Period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the Lock-up Period.

It is indicated that the guidance to Sections 104 and 103 to the Israeli Income Tax Ordinance which deal with restructuring and mergers impose statutory limitations and various conditions on the entities participating in the change in structure/merger, among others, restrictions on dilution of holdings from raising by a prospectus or by private placements. The summary of the principles detailed above does not constitute a substitute to the overall articles.

Since April 7, 2009, we did not have a “permanent establishment” and activity in the US, and our subsidiaries do not perform any activity. Our board of directors consists of a majority of Israeli residents and our CEO is domiciled in Israel. However, for the period we did have a “permanent establishment” in the US, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2010, we had received net proceeds of approximately $77.8  million from various private placement transactions (including net proceeds of $ 1.5 million from the Bio-Gal transaction in August 2010) the November 2007 private placement, net proceeds of $45.7 million from our initial public offering in September 2000, net proceeds of $15.4 million from the 2004 placing and open offer transaction, and proceeds of $2.1 million from the exercise of options and warrants. In addition, after the reporting date, in March 2011, we raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange an immediate net amount of approximately $ 1.75 million (approximately NIS 6.3 million).

As of December 31, 2010, we had $1.1 million in cash, cash equivalents, and short-term bank deposits, an increase of $0.6 million from December 31, 2009. Cash used in operating activities for the year ended December 31, 2010, was $0.7 million, as compared to $2.5 million for the year ended December 31, 2009. This decrease in cash used in operating activities was due primarily to the efficiency measures as part of the reorganization plan effected by the Company at the end of 2008 immediately after the discontinued of the Bicifadine clinical trial that ended in November 2008, payments according to the separation agreements with senior employees who departed the Company until May 2009 which result with significant cash payment in the first half of 2009, as well as, reduction of activity until the completion of the Bio-Gal transaction on August 3, 2010.  For the year ended December 31, 2010, the net cash used in investing activities totaled at $0.1 million, as compared to net cash used in investing activities of $0.02 million for the year ended December 31, 2009. The increase in cash used in investment activities was primarily due to the costs related to the Bio-Gal transaction and fixed assets purchased. For the year ended December 31, 2010, net cash provided by financing activities totaled approximately $1.5 million and was primarily due to the completion of the Bio-Gal transaction under which we received this amount. For the year ended December 31, 2009, we did not have any financing activities.

Continuation of our current operations is dependent upon the generation of additional financial resources through agreements for the monetization of our rHuEPO for multiple myeloma, residual in the DOS program or through external financing. We currently anticipate that our cash and cash equivalents and restricted short-term bank deposits, will provide us with sufficient resources to fund our operations for the next 18 months from the date of the report. Nevertheless, since we have no cash flows from operations and due to the nature of our activity as a research and development company, there is substantial doubt regarding our ability to continue operating as a “going concern” beyond this period. We do believe, however, that we will likely seek additional capital during the mentioned period through a planned rights offering and / or public or private equity offerings or debt financings. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it.

Our forecast of the period of time through which our cash, cash equivalents and short-term investments will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need in the next 18 months to operate is subject to many factors, some of which are beyond our control.  These factors include the following:

•	the accuracy of our financial forecasts;

•	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

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

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The factors discussed above, taken together with our limited cash and cash equivalents raise substantial doubt about our ability to continue as a going concern after the mentioned period of 18 months from the date of the statement of financial position. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. In addition, the report of our independent registered public accounting firm covering our 2010 consolidated financial statements, included in this annual report on Form 20-F through incorporation by reference (see “Item 18. Financial Statements”), contains an explanatory paragraph that makes reference to uncertainty about our ability to continue as a going concern after the mentioned period of 18 months from the date of the statement of financial position.

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

Obligations and Commitments

As of December 31, 2010, we had known contractual obligations, commitments and contingencies of $278 thousands which relate to our offices and vehicle operating lease obligations, of which $109 thousands  is due within the next year, with the remaining balance due as per the schedule below.

According to the vehicle operating lease agreements we have the sole right to terminate these agreements with two months paid notice. According to the office lease agreements we have the sole right to terminate this agreement in June 2012. We also have the sole right to extend such office lease period by additional 24 months.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operation.

	Payment due by period as of December 31, 2010 (in thousands of US$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	278	109	169	—	—
Total	278	109	169	—	—

Additionally, the VivoQuest license agreement provides for contingent milestone payments triggered by certain regulatory and sales targets. These milestone payments total $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our sole discretion. In addition, the license agreement requires that we make royalty payments on product sales. Pursuant to our out-licensing agreement with Presidio, Presidio is obligated to pay us for any contingent milestone consideration owed to VivoQuest pursuant to the XTL and VivoQuest license agreement.

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

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of MM from Bio-Gal Ltd., we  are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million.

In addition, in January 2007, XTL Development and the company committed to pay a transaction advisory fee to certain third party intermediaries in connection with the in-license of Bicifadine from DOV. In October 2007, XTL Development entered into definitive agreements with the third party intermediaries with respect to the binding term sheets signed in 2007 (the “Definitive Agreements”). Under the terms of the Definitive Agreements, the transaction advisory fee was structured in the form of SARs, in the amount equivalent to (i) 3% of our fully diluted ordinary shares at the close of the transaction (representing 1,659,944 ordinary shares NIS 0.1 par value), vesting immediately and exercisable one year after the close of the transaction, and (ii) 7% of our fully diluted ordinary shares at the close of the transaction (representing 3,873,203 ordinary shares NIS 0.1 par value), vesting on a certain milestone event. Payment of the SARs by XTL Development can be satisfied, at our discretion, in cash and/or by issuance of our registered ordinary shares. Upon the exercise of a SAR, the amount paid by XTL Development will be an amount equal to the amount by which the fair market value of one ordinary share on the exercise date exceeds the $1.7 grant price for such SAR (fair market value equals (i) the greater of the closing price of an “ADR” on the exercise date, divided by two, or (ii) the preceding five day ADR closing price average, divided by two). Any vested SARs will expire on January 15, 2017. As of December 31, 2010, the 3% tranche was vested and recorded in our financial statements as capital reserve according to IFRS 2 (see note 2n to the financial statements). The 7% tranche was not vested. In March 2010, we formally terminated the license agreement and therefore all unvested SAR (the 7% tranche) have automatically expired. See also “Item 10. Additional Information - Material Contracts.”

Research and Development, Patents and Licenses

Research and development costs in 2010 substantially derived from costs involved in the implementation of the rHuEPO drug Phase 2 clinical trial development plan designed to treat cancer patients with multiple myeloma comprising, among others, costs in connection with medical regulation, patent registration costs, medical consulting costs and amortization expenses of the exclusive right to examine a medical technology in the field of the immune system. We had no research and development expenses in 2009 because the clinical trial of Bicifadine was terminated in November 2008 (see also Note 9c to the financial statements). Research and development expenses in 2008 comprising principally costs involved in the Phase 2b clinical trial of Bicifadine until the Company announced that it had not met its trial’s endpoints and, therefore, it was terminated (November 2008).

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

According to the clinical trial’s preliminary plan we received as part of the Bio-Gal transaction we are planning on performing a prospective, multi-center, double blind, placebo controlled, 50-patient phase 2 study intended to assess safety of rHuEPO when given to patients with advanced MM and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to initiate the clinical trial/receive approval to commence such trial in 2011 and we expect it to last two-and-a-half years and its cost is estimated at 1-1.5 million US dollars. We have not yet submitted the preliminary plan, which may be updated, to the authorities and/or the applicable IRB.

 While we have begun preliminary discussions with potential clinical sites and third party vendors for the planned study, we have not yet determined the final size and scope of the study, and as a result, we cannot certify the above estimations regarding the clinical trial period and cost to complete the study.

Under the terms of the license agreement, Presidio became responsible for all further development and commercialization activities and costs relating to the DOS program. According to our knowledge, as of today, the DOS program compounds are still in preclinical development. The timing and results of pre-clinical studies are highly unpredictable. Due to the nature of pre-clinical studies and our inability to predict the results of such studies, we cannot estimate when such pre-clinical development will end.

The following table sets forth the research and development costs for the years 2008-2010 including all costs related to the legacy clinical-stage projects, our pre-clinical activities, and all other research and development programs. We did not carry any research and development activity and costs in 2009 due to the termination of the Bicifadine program, after the failure of the phase 2b clinical trial, in November 2008. We have started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). Whether or not and how quickly we complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates may change significantly.

For a further discussion of factors that may affect our research and development, see “Item 3. Risk Factors - Risks Related to Our Business,” and “Item 4. Information on the Company - Business Overview - Products Under Development” above.

	Research and development Expenses in thousand US$
	Years ended December 31,
	2010	2009	2008

rHuEPO	32	-	-
Anti TNF (Yeda Option)	32	-	-
Bicifadine	-	-	11,038

DOS	-	-	684
Total Research and development	64	-	11,722

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of May 30, 2011.

Name	Age	Position
Amit Yonay	41	Chairman of the Board of Directors
Dafna Cohen	41	Non Executive and External Director
Jaron Diament	43	Non Executive and External Director
Marc Allouche	37	Non Executive Director
David Grossman	36	Executive Director and Chief Executive Officer
Ronen Twito	36	Chief Financial Officer
Moshe Mittelman	56	Medical Director

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

Dafna Cohen has served as a director in our company since March 2009.  From 2010 she serves as director of Global Treasury at Mediamind Technologies (Nasdaq: MDMD), From 2005 to 2009 she served as Director of Investment and Treasurer of Emblaze Ltd. (LSE: BLZ). From 2000 to December 2004, Ms. Cohen was an Investment Manager for Leumi Partners., an investment house of the Bank Leumi Group. From 1994-2000, Ms. Cohen worked in the derivatives sector of Bank Leumi. In addition, Ms. Cohen serves as a director of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY) since November 2009. Ms. Cohen serves as a director of Inventech Central (TASE: IVTC) since March 2011. Ms. Cohen received a BA in economics and political science and an MBA in finance and accounting from Hebrew University, Jerusalem.

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

Marc Allouche has served as a director in our company since March 2009. He is currently an entrepreneur, investment banker and business advisor. He has founded and currently manages NFI Consulting which focuses on creating and advising investment and business opportunities mainly between Europe and Israel and this, notably within two asset classes: venture capital/private equity and real estate. Previously, he served as the head of the Alternative Investments Division of Harel Insurance Investments & Financial Services Ltd., from 2008 to 2009, focusing on venture capital, private equity and real estate investments. From 2006 to 2007, Mr. Allouche served as Executive Vice President of investments and strategic development of SGPA Ltd., a French holding company and concurrently was CEO of one of its portfolio companies, operating in the retail sector in France, for turnaround purposes. From 2002 to 2005, Mr. Allouche launched and managed in Paris the Private Equity Advisory Group of Russel Bedford International, in charge of international corporate finance, transaction services and restructuring advisory services. From 2000 to 2001, Mr. Allouche served as Vice President at Nessuah Zannex Venture Capital Company Ltd., managing a life sciences venture capital fund, concurrently also Managing Director of one of its med-tech portfolio companies for turnaround purposes. In addition, from 1998 to 2000, Mr. Allouche was involved in the creation and the management of the Technology Group of KPMG International - Somekh Chaikin in Israel, a Corporate Finance division dedicated to high-tech and biotech companies. From 1996 to 1998, Mr. Allouche was a Senior Consultant at the Audit and the Transaction Services divisions of Price Waterhouse in Paris. Mr. Allouche received a BA in economics and a MBA with major in corporate finance and accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France.

David Grossman has served as a director in our company and as Chief Executive Officer of our company since February 2009. He served as a Vice President of Eurocom Investments LP, a private equity fund focused on long-term investments mainly in Israeli public companies, from March 2006 to December 2008.  Also from March 2006 to December 2008, Mr. Grossman was Vice President of Sahar Investments Ltd, (TASE: SAIN) which focused on investments in the Life Sciences arena.  From July 2003 to March 2006, Mr. Grossman was a Senior Analyst at Israel Health Care Ventures (IHCV), an Israeli healthcare venture capital fund. From 2001 to March 2003, Mr. Grossman was a senior investment banker with Reliance Capital Ltd. From 2001-2003, he was a partner of Magna Business Development, a consulting boutique. From January 2009 to April 2011, Mr. Grossman was a director and member of the audit committee of Bio Light Israeli Life Science Investments Ltd. (TASE: BOLT), and from May 2007 to July 2008 was a Director and member of the audit committee of Gilat Satcom Ltd. (AIM: GLT). Mr. Grossman received a BA business administration with a focus on information technology, from the Interdisciplinary Center Herzliya.

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

Prof. Moshe Mittelman has served as the Medical Director of Multiple Myeloma at our company since August 2010. He is also a Hematology consultant and Director of the Department of Medicine at the Tel Aviv Sourasky (Ichilov) Medical Center, Israel. Since 1997, Moshe has been Clinical Associate Professor of Medicine at the Sackler School of Medicine, Tel Aviv University. A well-known hematologist focusing on cancer and erythropoietin (EPO) research, Prof. Mittelman was one of the first hematologists to apply rHuEPO in the clinical practice, which allowed him to make the pioneering observation of prolonged survival in multiple myeloma (MM) rHuEPO -treated patients . This led to extensive research both in the lab as well as with patients, showing hithertoo unrecognized immune effects to EPO. This research project has resulted in a series of scientific papers published in prestigious journals. Prof. Mittelman is also a well-known speaker in international conferences. Prof. Mittelman’s work led to the founding of Bio-Gal, Ltd. which has now merged with XTL. Prof. Mittelman has also served as President of the Israel Society of Internal Medicine, Secretary of the Israel Society of Hematology and a Hematology Consultant for the Israel Ministry of Health. Prof. Mittelman is also a consultant to various biotech companies. During the years 2008-2010, he has been a member of the national committee of the Health Basket in Israel. Since 2007, Prof. Mittelman serves as director in Gaon Holdings Ltd. (TASE: GAON), a public holding company.

Employment Agreements

We have an agreement dated January 18, 2010, which came into effect upon the completion of the Bio-Gal transaction, and effective as of January 1, 2010, with David Grossman, our Chief Executive Officer. Mr. Grossman is currently entitled to an annual base fee of NIS 480,000. Upon the successful completion of cash fund raising of at least US$ 10 million in equity on NASDAQ or any other recognized and approved stock exchange (the “Fund Raising”), Mr. Grossman's Annual fees shall be raised to NIS 580,000. In the event that the Company completes the Fund Raising and also Another Transaction (as defined below), then Mr. Grossman's annual fee shall be raised to NIS 630,000. (“Another Transaction” shall mean any business combination transaction, merger or acquisition, intellectual property licensing transaction or joint venture e.t.c.). In the event that we complete a Fund Raising within 24 months from the signing date, which is of a cash amount of more than US$3 million, Mr. Grossman shall be entitled to receive a one time bonus equal to 1% of the Fund Raising amount but not more than US$150,000. Mr. Grossman is also entitled to receive benefits comprised of managers' insurance as commonly acceptable for officer holders, and the use of a company car. There is a non-compete clause surviving one year after termination of employment. The agreement is not limited in time and may be terminated by either party on a four months prior written notice. In March 2010, our shareholders (after receiving the approval of the Board of Directors) approved the agreement and the granting of options to Mr. Grossman to purchase a total of 1,610,000 ordinary shares at an exercise price equal to NIS 0.075 per share. These options shall vest over a two-year period, with 33.33% having vested on the grant date, and the remaining 66.67% shall vest on a monthly basis, commencing from the effective date, over a period of 2 years thereafter for as long as Mr. Grossman's agreement with us is not terminated. Due to the fact that Mr. Grossman served as a CEO from February, 2009 without any consideration, Mr. Grossman was entitled to receive a one time signing payment of NIS 430,000. On 26 and 27 February 2011, the company's audit committee and board of directors approved, respectively, the company CEO's request and in accordance with the terms of the Agreement that they signed with him that the contractual arrangement of the CEO will be that of providing management services as an independent contractor and only if the financial consideration that will be paid to him does not exceed the cost to the company for his employment as an employee as stipulated above and that the company CEO undertakes to indemnify the company if an employer-employee relationship will be established between himself and the company.

We have an employment agreement dated July 29, 2009, and effective as of June 24, 2009, with Ronen Twito, our Chief Financial Officer. Mr. Twito is currently entitled to an annual base salary of NIS 456,000. Upon the successful completion of cash fund raising of at least US$ 10 million in equity on NASDAQ or any other recognized and approved stock exchange (the “Fund Raising”), Mr. Twito's Annual Salary shall be raised to NIS 550,000. In the event that the Company completes Fund Raising and also Another Transaction (as defined below), then Mr. Twito's annual salary shall be raised to NIS 600,000. (“Another Transaction” shall mean any business combination transaction, merger or acquisition, intellectual property licensing transaction or joint venture e.t.c.). In the event of a Fund Raising which is of a cash amount more than US$3 million but less than US$10 Million, Mr. Twito's annual salary shall be raised, after the first anniversary, to an amount based on a linear calculation of US$3 Million – US$10 Million applied to the annual salary increase of NIS 456,000 – NIS 550,000 (or in the event Another Transaction is achieved, NIS 600,000). In the event that we complete a Fund Raising of a cash amount of US $15 million, then Mr. Twito shall be entitled to a cash bonus in a NIS amount equal to US$ 200,000 In the event that the actual fundraising is of an amount of more than US$3 million but less than US $15 million, then Mr. Twito shall be entitled to a linear portion of the cash bonus calculated based on the actual fundraising between US$3 Million and US$15 Million. Within the second anniversary of Mr. Twito's employment, he will be entitled to receive bonus payments at the sole discretion of our Board of Directors. Mr. Twito is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), as commonly acceptable for officer holder, and the use of a company car. There is a non-compete clause surviving one year after termination of employment. The employment agreement may be terminated by either party on three months prior written notice. In July 2009, our Board of Directors granted options to Mr. Twito to purchase a total of 1,400,000 ordinary shares at an exercise price equal to NIS 0.075 per share. These options shall vest over a three-year period, with 33.33% having vested after 5 month from the agreement date, and the remaining 66.67% shall vest on a monthly basis, commencing from the effective date, over a period of 3 years thereafter for as long as Mr. Twito's employment with the Company is not terminated.

We have an agreement dated on July 12, 2010, and effective as of August 27, 2010, with Prof. Moshe Mittelman, our Medical Director. Prof. Mittelman is entitled to a monthly fee of US$ 2,500. His entitlement began 90 days after the date of completion of the Bio-Gal transaction, i.e., November 3, 2010. The agreement is limited to the date of successful completion of the phase 2 clinical trial on the rHuEPO. A “successful completion of the phase 2 clinical trial” is defined as: six (6) months after the trial of the rHuEPO on the last patient in accordance with trial protocol, or on an earlier date if XTL notifies Yeda of XTL’s desire to discontinue the trial. In August 2010, our Board of Directors approved the agreement as well as granting options to Prof. Mittelman to purchase a total of 640,000 ordinary shares at an exercise price of NIS 0.1 per share. These options shall vest over a twenty four-month period, on a monthly basis, commencing from August 27, 2010 as long as Prof. Mittelman’s agreement with us is not terminated. Also, upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of Prof. Mittelman’s unvested options (until the date of the commencement of the trial) shall vest immediately. If Prof. Mittelman is terminated by XTL without cause, 25% of the unvested options (until the date of termination) shall vest immediately.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or officers for the year 2010 (8 persons, including 1 director who ceased to serve in the company during 2010) was approximately $0.4 million. This amount includes payments made for social security, pension, disability insurance and health insurance premiums of approximately $0.05 million, as well as severance accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers. See “Item 5.  Operating and Financial Review and Prospects – 2009 Restructuring”

All members of our Board of Directors who are not our employees are reimbursed for their expenses for each meeting attended.  Our directors who are not external directors as defined by the Israeli Companies Act are eligible to receive share options under our share option plans. Non-executive directors do not receive any remuneration from us other than their fees for services as members of the board, additional fees if they serve on committees of the board and expense reimbursement.

In March 2009, pursuant to a shareholders’ meeting, the monetary compensation was set for each of Mr. Grossman, Mr. Shweiger, Mr. Allouche, Mr. Yonay, Mr. Diament and Ms. Cohen as follows: annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person or held by teleconference, $187.5 for unanimous board resolutions and reimbursement of reasonable out-of-pocket expenses. Mr. Grossman serves as the Company's CEO since February 11, 2009 and is entitled to a compensation package as detailed above in the Employment Agreements paragraph, and therefore will not be entitled to Directors fee.

We granted to three of our directors, Mr. Yonay, Mr. Shweiger and Mr. Allouche, 150,000 options each, to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 2, 2010, exercisable at an exercise price of NIS 0.298 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the said options are vested and 67% of said options shall vest and be exercisable on a monthly basis, commencing from March 2, 2010, for the duration of two years. On November 22, 2010, Mr. Shweiger ceased his directorship in the Company and therefore 63,747 of the total options granted to him were forfeited in accordance. Upon his departure, Mr. Shweiger exercised the vested 86,253 options.

In accordance with the requirements of Israeli Law, we determine our directors’ compensation in the following manner:

•	first, our compensation committee reviews the proposal for compensation.

•
second, provided that the compensation committee approves the proposed compensation, the proposal is then submitted to our Board of Directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and

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

Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of five members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are Amit Yonay (chairman of the nomination committee), Jaron Diament (chairman of the audit committee) and Dafna Cohen. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In March 2010, at an annual general meeting of our shareholders, Amit Yonay, Boaz Shweiger, March Allouche, and David Grossman were re-elected to serve as directors of our company. On November 22, 2010, Mr. Shweiger ceased his directorship in the Company. Dafna Cohen and Jaron Diament were elected to serve as external directors of our company at the March 2009 extraordinary general meeting. Dafna Cohen and Jaron Diament are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in March 2012. After this date, their term of service may be renewed for an additional three-year term.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Jaron Diament, who serves as the audit committee financial expert, with Dafna Cohen and Marc Allouche as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

The Israeli Companies Law regulations require each public company to appoint a Balance Sheet Committee (the “Committee”) which shall be compounded from at least Three (3) members, of which the majority among them shall be independent directors and the Committee's Chairman shall be an external director. The Committee's duties are, among others, to examine the Company's Financial Statements and to recommend and report to the board of directors of the Company regarding any problem or defect found in such Financial Statements.

In addition to the above-said, all of Committee's members must apply with the following requirements:

•	All members shall be members of the board of directors of the Company.
•	At least one of the Committee's members shall have a Financial and Accounting expertise and the rest of the Committee's members must have the ability to read and understand Financial Statements.

The Company is in full compliance with the above-said requirements.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s Board of Directors.

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

Employees

As of May 30, 2011, we had three full-time employees/consultants (one of whom is an officer, which is engaged with the Company as a service provider). We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. See also “Item 5. Operating and Financial Review and Prospects - 2009 Restructuring” and “Item 6. Directors, Senior Management and Employees – Employment Agreements” above.

For the years ended December 31, 2010, 2009 and 2008, the number of our employees/ engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2010	2009	2008
Research and Development
Israel	-	-	2
US	-	-	-
	-	-	2
Financial and general management
Israel	3	2	3
US	-	-	3
	3	2	6

Total	3	2	8
Average number of full-time employees	3	3	14

Share Ownership

The following table sets forth certain information as of April 30, 2011, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of May 30, 2010.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options1 exercisable within 60 days of April 30, 2011		Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Amit Yonay
Chairman of the Board	—	112,500	2	112,500	*
Marc Allouche
Director	—	112,500	2	112,500	*
Dafna Cohen
Director	—	—		—	—
Jaron Diament
Director	—	—		—	—
David Grossman
Director and Chief Executive Officer	—	1,296,944	3	1,296,944	*
Ronen Twito
Chief Financial Officer	—	1,088,889	4	1,088,889	*
Moshe Mittelman
Medical Director	5,590,896	266,667	5	5,857,563	2.8%

All directors and executive officers as a group (7 persons)	5,590,896	2,877,500		8,468,396	4.1%

(1)	Options to purchase ordinary shares
(2)	112,500 options at an exercise price of NIS 0.298 per ordinary share of NIS 0.1 par value, exercisable until March 1, 2020.
(3)	1,296,944 options at an exercise price of NIS 0.075 per ordinary share of NIS 0.1 par value, exercisable until January 17, 2020.
(4)	1,088,889 options at an exercise price of NIS 0.075 per ordinary share of NIS 0.1 par value, exercisable until June 23, 2019.
(5)	266,667 options at an exercise price of NIS 0.075 per ordinary share of NIS 0.1 par value, exercisable until August 26, 2020.

*   Represents Less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 15b of our consolidated financial statements, included at “Item 18. Financial Statements.”

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

As of December 31, 2010, we have granted to employees, directors and consultants options that are outstanding to purchase up to 4,149,000 ordinary shares of NIS 0.1 par value, pursuant to four share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2010, at an exercise price between $ 0.0198 and $4.655 per ordinary share of NIS 0.1 par value. Up to 2,200,000 option of NIS 0.1 par value were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares of NIS 0.1 par value, as well as forfeited and expired options that reverted to the pool due to departure of employees. As of December 31, 2010, 4,110,000 options are outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a three or two year period. As of December 31, 2010, 2,352,611 options of NIS 0.1 par value are fully vested. The remaining number of options of NIS 0.1 par value available for future grants under the 2001 Plan is 2,867,437.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 39,000 of NIS 0.1 par value outstanding and exercisable options, as of December 31, 2010, which were granted to consultants not under an option plan during 1997. The options were granted at an exercise price of $2.69.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of April 30, 2011, there were 10,052,081 ADRs outstanding, held by approximately 7 record holders, whose holdings represented approximately 9.85% of the total outstanding ordinary shares, of which 6 record holders were in the US.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of May 30, 2011. The information in this table is based on 204,016,006 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alex Rabinovitch(1)(2)(3)	43,023,710	21.09%
David Bassa(2)	21,705,987	10.64%
Shalom Manova(2)	17,175,573	8.42%

(1)	23,458,175 of our ordinary shares are held through Green Forest Ltd., which is best of our knowledge held jointly by Alex Rabinovitch and Sagit Rabinovitch.

(2)	Alex Rabinovitch, David Bassa and Shalom Manova hold our shares since August 3, 2010 as part of the completion of the Bio-Gal transaction.

(3)
In addition to his holding as stated in the table above, Mr. Alex Rabinovitch, through Green Forest Ltd., holds 191,250 warrants (series 1) and 573,750 warrants (series 2). Each warrant (series 1) is exercisable into one ordinary share of NIS 0.1 par value from the date of registration for trade on the Tel-Aviv stock exchange (March 9, 2011) to November 27, 2011, at an exercise price equal to NIS 0.7 per share, linked to the US dollar. Each warrant (series 2) is exercisable into one ordinary share of NIS 0.1 par value from the date of registration for trade on the Tel-Aviv stock exchange (March 9, 2011) to February 27, 2013, at an exercise price equal to NIS 1.0 per share, linked to the US dollar. On a fully diluted basis, assuming exercise of all outstanding warrants, the total holding shall represent 18.81% of the share capital of the Company,

Related Party Transactions

To our knowledge, there are no related party transactions existing as of May 30, 2010.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are incorporated by reference into this annual report on Form 20-F.  See “Item 18. Financial Statements.”

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

Significant Changes

a.
On March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net immediate amount of approximately $ 1.75 million (approximately NIS 6.3 million). Warrants (series 1) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to November 27, 2011 at an exercise price equal to NIS 0.7 per share, linked to the US dollar. Warrants (series 2) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to February 27, 2013 at an exercise price equal to NIS 1.0 per share, linked to the US dollar.

b.	On March 22, 2011, the Company announced the expiration of 4,666,667 warrants (unregistered) which had been issued in 2006 under a private placement to American investors.

c.
On March 24, 2011, the Company has entered into a term sheet to acquire the assets of MinoGuard by an exclusive license to use MinoGuard’s entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments.  MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company’s Board of Directors.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

Since July 12, 2005 our shares have been traded on Tel Aviv Stock Exchange (TASE) under the symbol “XTL”. As of April 17, 2009, when we were delisted from Nasdaq, then our primary trading market, our dual-listing provisions ceased and since then TASE has become our primary trading market for our securities, and our ADRs are quoted on the Pink Sheets under the symbol “XTLBY.PK”, with each ADR representing two NIS 0.1 par value ordinary shares.

On January 27, 2009, we received a Staff Determination Letter from The Nasdaq Stock Market notifying us that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that our ADRs would be delisted from Nasdaq. The letter further stated that Nasdaq would suspend trading on our ADRs at the opening of trading on February 5, 2009, unless we appealed Nasdaq's delisting determination. Nasdaq's determination to delist our ADRs was due to the fact we do not meet the stockholders' equity requirement, or any of its alternatives, and that we had failed to comply with Nasdaq's listing criteria. On February 3, 2009, we appealed the determination by the Nasdaq Listing Qualification Staff to delist our ADRs from the Nasdaq Capital Market. The Nasdaq Office of the General Counsel assigned a date of March 19, 2009, for an oral hearing before the Nasdaq Hearings Panel. Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing. At the hearing, we presented our opposition to Nasdaq's arguments and our business plan that among others enabled compliance with all other applicable Nasdaq listing requirements. In April 2009, we received a letter from the NASDAQ Stock Market informing us of their final decision to delist our ADRs from NASDAQ Capital Markets as of April 17, 2009, which has become final and unappealable as of July 2009.

Following the delisting in April 2009, our ADRs are quoted on the Pink Sheets under the symbol XTLBY.PK. Since September 1, 2005 until April 2009 our primary trading market was NASDAQ Capital Markets. Our ADRs have been traded on the NASDAQ Stock Market under the symbol “XTLB,” with each ADR representing ten NIS 0.02 par value ordinary shares (prior to the 1:5 share consolidation, which was resolved on March 18, 2009, and effected in June 2009).

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

	US Dollar
	High	Low
Last Six Calendar Months
May 2011 (until May 29)	0.38	0.28
April 2011	0.38	0.22
March 2011	0.44	0.23
February 2011	0.45	0.28
January 2011	0.54	0.32
December 2010	0.48	0.23
November 2010	0.26	0.12
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2011 (until May 29)	0.38	0.22
First Quarter of 2011	0.54	0.23
Fourth Quarter of 2010	0.48	0.12
Third Quarter of 2010	0.28	0.07
Second Quarter of 2010	0.13	0.06
First Quarter of 2010	0.15	0.09
Fourth Quarter of 2009	0.18	0.09
Third Quarter of 2009	0.22	0.14
Second Quarter of 2009	0.32	0.05
First Quarter of 2009	0.20	0.05
Full Five Financial Years
2010	0.48	0.06
2009	0.32	0.05
2008	4.96	0.04
2007	4.99	1.10
2006	8.17	2.00

1 Our ADRs are quoted on the Pink Sheets since April 17, 2009. Our ADRs were quoted on the NASDAQ Capital Market since December 3, 2007 until April 17, 2009 and prior to that were quoted on the NASDAQ Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of the NIS 0.1 par value ordinary shares (after the 1:5 share consolidation which was resolved on June 22, 2009) on the Tel Aviv Stock Exchange.  For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.472 New Israeli Shekel per US Dollar, as of May 29, 2011, according to the Bank of Israel.

	New Israeli Shekel		US Dollar
	High	Low	High	Low
Last Six Calendar Months
May 2011 (until May 29)	0.660	0.513	0.190	0.148
April 2011	0.670	0.543	0.193	0.156
March 2011	0.670	0.400	0.193	0.115
February 2011	0.677	0.482	0.195	0.139
January 2011	0.987	0.530	0.284	0.153
December 2010	0.700	0.380	0.202	0.109
November 2010	0.420	0.335	0.121	0.096
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2011 (until May 29)	0.670	0.513	0.193	0.148
First Quarter of 2011	0.987	0.400	0.284	0.115
Fourth Quarter of 2010	0.700	0.335	0.202	0.096
Third Quarter of 2010	0.415	0.225	0.120	0.065
Second Quarter of 2010	0.318	0.162	0.092	0.047
First Quarter of 2010	0.407	0.275	0.117	0.079
Fourth Quarter of 2009	0.468	0.262	0.135	0.075
Third Quarter of 2009	0.597	0.392	0.172	0.113
Second Quarter of 2009	1.285	0.200	0.370	0.058
First Quarter of 2009	0.345	0.095	0.099	0.027
Full Financial Years Since 2006
2010	0.700	0.162	0.202	0.047
2009	1.285	0.095	0.370	0.027
2008	8.700	0.075	2.506	0.022
2007	10.20	2.275	2.938	0.655
2006	18.50	4.645	5.328	1.335
2 On June 22, 2009 a 1:5 share consolidation was resolved. All figures prior to the effective date were adjusted accordingly.

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

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder’s position on the Board or any other position with the company, and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholders’ approval must either include at least the majority of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

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

Material Contracts

VivoQuest Inc.

In August 2005, we entered into an asset purchase agreement with VivoQuest, a privately held biotechnology company based in the US, pursuant to which we agreed to purchase from VivoQuest certain assets, including VivoQuest’s laboratory equipment, and to assume VivoQuest’s lease of its laboratory space. In consideration, we paid $450,000 to VivoQuest, which payment was satisfied by the issuance of ordinary shares having a fair market value in the same amount as of the closing date.  The asset purchase was completed in September 2005.  In addition, we entered into a license agreement with VivoQuest pursuant to which we acquired exclusive worldwide, perpetual, irrevocable and non-terminable rights to VivoQuest’s patents, intellectual property and technology.  The license covers a proprietary compound library, including VivoQuest’s lead HCV compounds, that was developed through the use of Diversity Oriented Synthesis, or DOS, technology. The terms of the license agreement include an initial upfront license fee of approximately $941,000 that was paid in our ordinary shares.  The license agreement also provides for additional milestone payments triggered by certain regulatory and sales targets.  The milestone payments amount to an aggregate of $34 million, $25 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at our election.  In addition, the license agreement requires that we make royalty payments in the range of 2% to 8%, depending on net product sales.  Commercialization of the DOS program has been out-licensed to Presidio Pharmaceuticals, Inc. (see “Presidio Pharmaceuticals, Inc.” below).

Presidio Pharmaceuticals, Inc.

In March 2008, and as revised August 2008, we signed an agreement to out-license the DOS program to Presidio Pharmaceuticals, Inc., or Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, as revised, Presidio was granted a license for patent rights and technology relating to the DOS program, and became responsible for all further development and commercialization activities and costs relating to our DOS program.  In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and are eligible to receive up to an additional aggregate amount of $59 million upon reaching certain development and commercialization milestones.  In addition, we will receive a royalty payment in the range of 1% to 10% on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party.  Presidio is responsible for all further development and commercialization activities relating to the DOS program and, to our knowledge based upon the most current reports we have received from Presidio, no commercial sales have begun. The license remains in effect until the expiration of all of Presidio’s payment obligations, including milestone and royalty payments.  Presidio’s royalty obligations continue until a certain number of years from the first commercial sale in such country or until the expiration date of the last to expire of the licensed patents (currently, 2023), whichever is later. Upon expiration of the agreement, on a licensed product-by-product and country-by-country basis, the license granted to Presidio shall convert to a non-exclusive, perpetual, fully paid-up, non-royalty-bearing license.  Presidio may terminate the license agreement at any time upon ninety days written notice to us, after which Presidio must return the licensed intellectual property to us and cease development and commercialization for a period of ten years.

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal”), a Gibraltar private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of MM patients’ survival and improvement of their quality of life. MM is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement.  We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda Research and Development Company Ltd. (“Yeda”) upon the earlier of (i) six months from the Successful Completion of Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of an amount of minimum $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See notes 1b and 9a to the consolidated financial statements: General, Intangible Asset).

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

Taxation

We issued XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital as part of the Bio-Gal transaction (see also Israeli Tax Considerations below). As a result of the shifts of ownership, the Company’s US carry back losses will be subject to significant certain limitations. See “Item 3. Key Information – Risks Related to our Financial Condition.”

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

Corporate Tax Rate

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2008 are as follows: 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

 Alternatively, a US holder may also generally avoid the PFIC regime by making a so-called “mark-to-market” election.  Such an election may be made by a US holder with respect to ordinary shares owned at the close of such holder's taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or an equivalent regulated and supervised foreign securities exchange.

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

US Federal Income Tax Consequences for Non-US holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-US holder of ordinary shares will not be subject to US federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

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

US Federal Income Tax Consequences for XTL

As of April 7, 2009, we did not have a “permanent establishment” in the US. Our board of directors consists of a majority of Israeli residents and our CEO is domiciled in Israel. However, for the period we did have a “permanent establishment” in the US, any income attributable to such US permanent establishment would be subject to US corporate income tax in the same manner as if we were a US corporation.  The maximum US corporate income tax rate (not including applicable state and local tax rates) is currently at 35%.  In addition, if we had income attributable to the permanent establishment in the US, we may be subject to an additional branch profits tax of 30% on our US effectively connected earnings and profits, subject to adjustment, for that taxable year if certain conditions occur, unless we qualified for the reduced 12.5% US branch profits tax rate pursuant to the United States-Israel tax treaty.  We would be potentially able to credit any foreign taxes that may become due in the future against its US tax liability in connection with income attributable to its US permanent establishment and subject to both US and foreign income tax.

As of December 31, 2010, we did not earn any taxable income for US federal tax purposes and we do not have a permanent establishment.  If we eventually earn taxable income attributable to our US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2010, the net operating tax losses (“NOL”) of the US subsidiaries amounted to approximately $23 million, The utilization of these NOLs is subject to significant limitations to offset income in the future, if any due to the shifts in ownership of XTL that result from the Bio-Gal transaction (see “Item 8 financial information-material contracts”) and subject to further limitations in case of a future offering or capital raise, resulting in more than 50 percentage point change over a three year look back period, and expiring through 2029. Pursuant to a US tax rule.

The above comments are intended as a general guide to the current position. Any person who is in any doubt as to his or her taxation position, and who requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United States should consult professional advisers.

Documents on Display

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as US companies, we generally announce publicly our interim and year-end results promptly on a voluntary basis and will file that periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits in accordance with our investment policy. As of December 31, 2010, our portfolio of financial instruments consists of cash and cash equivalents and restricted short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2010, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We have generated all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. Until 2008, substantial amount of our operating expenses were in US dollars. Commencing from 2009 (after the failure of the Bicifadine clinical trial) the Company's head office moved back to Israel and thus the portion of our expenses in New Israeli Shekels (“NIS”) and our cash held in NIS has increased, mainly due to payment to Israeli employees and suppliers. Additionally, our future activities could lead us to perform a clinical trial in Israel, which may lead us to reassess the use of the US dollar as our functional currency. As a result, we are exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may decide in the future to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS as well as to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel.  In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US dollar or that the timing of any devaluation may lag behind inflation in Israel.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees Payable By ADS Holders. A copy of our Form of Deposit Agreement with The Bank of New York Mellon (the “Depositary”) (including the Form of American Depositary Receipt or “ADR”) was filed with the SEC as an exhibit to our Form F-6 filed on November 28, 2007 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

• Foreign currency conversion into US dollars

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

• cash distributions or dividends,

• distributions other than cash, shares or rights,

• distributions in shares, and

• rights of any other nature, including rights to subscribe for additional shares.

6.	A fee for the distribution of securities equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Distributions of securities other than cash, shares or rights

7.
A fee of $.02 or less per ADS (or portion thereof) for depositary services, which will accrue on the last day of each calendar year, provided, however, that no fee will be assessed to the extent a fee of $.02 was charged pursuant to Item 5 above during that calendar year
As applicable

8.
Any other charge payable by the Depositary, any of the Depositary's agents, including its custodian, or the agents of the Depositary's agents in connection with the servicing of shares or other deposited securities
As applicable

Fees Paid to XTL by the Depositary.   As of January 1, 2010 through May 30, 2011, the Company has not received any fees, direct payments or indirect payments from The Bank of New York Mellon.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures.   Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.  As of December 31, 2010, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2010 were effective.

(b)           Internal controls over financial reporting.  Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, our evaluation was conducted pursuant to section 9b(c) to the Israeli Securities regulations (Periodic and Immediate Reports), 1970, which came into effect on the reporting for December 31, 2010 for the first time (as we are traded on the TASE). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2010.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an audit report as of December 31, 2010, and dated March 29, 2011 relating to the financial statements which are incorporated by reference into this annual report on Form 20-F for the year ended December 31, 2010.  See “Item 18. Financial Statements.”

(c)           Internal controls.  There have been no significant changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jaron Diament, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., PO Box 4033, Herzliya 46140, Israel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of the independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (“PWC”). These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PWC, for the years ended December 31, 2010 and 2009.
	2010	2009
	(in thousands US$)
Audit fees	60	62
Audit-related fees	-	-
Tax fees	-	-
All Other fees	12	8
Total	72	70

The audit fees for the years ended December 31, 2010 and 2009, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements, statutory audits, and review of the outline report related to the Bio-Gal transaction in 2009. Other fees for the year ended December 31, 2010 were for professional services rendered for the review of our Israeli prospectus.

For the fiscal year ended December 31, 2010 and 2009, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

 ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.  Our securities are not traded on a national securities exchange.  Our ADRs are traded on the Pink Sheets, an inter-dealer electronic quotation and trading system in the over-the-counter (OTC) securities market, under the symbol “XTLBY.PK.”  Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “XTL.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited and consolidated financial statements for the fiscal year ending December 31, 2010, as well as our accountant’s report, are incorporated by reference from Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 31, 2011, at pages C-1 through C-98.

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

10.46	Amended Bio-Gal Agreement, entered into December 31, 2009. @
10.47	Share Transfer Agreement, entered into December 31, 2009. @
10.48	Termination to Bicifadine License, dated March 2010. @
10.49	Employment Agreement, dated as of January 18, 2010, between XTL Biopharmaceuticals Ltd. and David Grossman. @
10.50	Employment Agreement, dated as of July 29, 2009, between XTL Biopharmaceuticals Ltd. and Ronen Twito. @
10.51	Consulting Agreement, dated as of August 27, 2010, between XTL Biopharmaceuticals Ltd. and Moshe Mittelman.
10.52	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited.
21.1	List of Subsidiaries
23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd, dated May 30, 2011.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 30, 2011.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 30, 2011.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 30, 2011

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

@ Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on June 30, 2010.

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
Date: May 30, 2011