Form 20-F/A
period 2011-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2012-03-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐    No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐   Item 18 ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) on Form 20-F/A is filed by XTL Biopharmaceuticals, Ltd. to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 29, 2012 (“2011 Form 20-F”), to include Exhibit 10.53, which was inadvertently omitted from the original filing.

This Form 20-F/A consists of a cover page, this explanatory note, the signature page and Exhibit 10.53. Except as provided above, no other changes have been made to the 2011 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate any information received or reflect any events that have occurred after the 2011 Form 20-F was filed.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Signature:	/s/ David Grossman
David Grossman
Chief Executive Officer

Date: March 30, 2012