Form 20-F/A
period 2011-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2012-06-11
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment No. 2”) on Form 20-F/A is filed by XTL Biopharmaceuticals, Ltd. to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 29, 2012 (“2011 Form 20-F”), and amended on March 30, 2012 to include Exhibit 10.53 (the “Amendment No. 1”). At the request of the Securities and Exchange Commission, this Amendment No. 2 restores certain information redacted from the version of Exhibit 10.53 filed with Amendment No. 1.

This Form 20-F/A consists of a cover page, this explanatory note, the signature page and a revised Exhibit 10.53. Except as provided above, no other changes have been made to the 2011 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate any information received or reflect any events that have occurred after the 2011 Form 20-F was filed.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

	Signature:	/s/ David Grossman
David Grossman
Chief Executive Officer
Date: June 11, 2012