Form 20-F
period 2013-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2014-04-02
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Herzliya Business Park

85 Medinat Hayehudim St., Building G, PO Box 4033

Herzliya Pituach 46140, Israel

(Address of principal executive offices)

Josh Levine

Chief Executive Officer

85 Medinat Hayehudim St., Building G, PO Box 4033

Herzliya Pituach 46140, Israel

Tel: +972-9-955-7080

Fax: +972-9-951-9727

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Receipts, each representing twenty Ordinary Shares, par value NIS 0.1	The Nasdaq Capital Market
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

1,978,930 American Depositary Receipts                     232,894,900 Ordinary Shares

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐       Accelerated filer ☐        Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued	☐ Other
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

Yes ☐    No ☒

XTL BIOPHARMACEUTICALS LTD.

ANNUAL REPORT ON FORM 20-F

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Item 5. Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

•	fluctuations in the market price of our securities;

•	the possibility that our securities could be delisted from Nasdaq or the Tel-Aviv Stock Exchange (“TASE”);

•	potential dilution to the holders of our securities as a result of future issuances of our securities;

•	fluctuations in our results of operations;

•	the accuracy of our financial forecasts in our drug development activity as well as in our medical device activity and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

•	the timing of expenses associated with product development and manufacturing of the proprietary drug candidates that we have acquired – hCDR1 for the treatment of Lupus, rHuEPO for the treatment of Multiple Myeloma, SAM-101 for the treatment of Schizophrenia, and those that may be in-licensed, partnered or acquired;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	other risks and uncertainties described in this prospectus.

Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information–Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

Forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Therefore, you should not place undue reliance on any forward-looking statement as a prediction of future results. Forward-looking statements made in this report and the documents incorporated by reference are made as of the date of the respective documents, and we undertake no obligation to update them in light of new information or future results. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Unless the context requires otherwise, references in this report to “XTL,” “the Company,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd, an Israeli company and our consolidated subsidiaries. We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with International Financial Reporting Standards, or IFRS. All references herein to “dollars” or “$” are to US dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2013, 2012, 2011, 2010 and 2009. We have derived the selected financial data for the fiscal years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The selected financial data for the fiscal years ended as of December 31, 2013, 2012, 2011, 2010 and 2009 are presented in accordance with IFRS. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive income:

	Year ended December 31,
	2013	2012	2011	2010	2009
	U.S Dollars in thousands

Revenues	2,369	938	-	-	-
Cost of revenues	(741)	(380)	-	-	-

Gross profit	1,628	558	-	-	-

Research and development costs	(113)	(99)	(158)	(64)	-
Selling and marketing expenses	(1,691)	(848)	-	-	-
General and administrative (expenses) income	(2,048)	(2,769)	(1,078)	(1,222)	2,429 )*
Impairment loss of intangible assets	(1,729)	-	-	-	-
Other gains, net	1,059	802	12	30	139

Operating income (loss)	(2,894)	(2,356)	(1,224)	(1,256)	2,568

Finance income	61	60	24	6	6
Finance costs	(35)	(15)	(7)	(7)	(10)

Financial income (costs), net	26	45	17	(1)	(4)

Earnings (losses) from investment in associate	(845)	569	-	-	-

Income (loss) before taxes on income	(3,713)	(1,742)	(1,207)	(1,257)	2,564
tax benefit	-	-	-	-	23

Net income (loss) for the year	(3,713)	(1,742)	(1,207)	(1,257)	2,587

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	108	114	-	-	-
Reclassification of foreign currency translation adjustments to Other gains, net	(221)	-	-	-	-
Total other comprehensive income	(113)	114	-	-	-

Total comprehensive income (loss) for the year	(3,826)	(1,628)	(1,207)	(1,257)	2,587

Income (loss) for the year attributable to:
Equity holders of the Company	(2,476)	(1,390)	(1,207)	(1,257)	2,587
Non-controlling interests	(1,237)	(352)	-	-	-

	(3,713)	(1,742)	(1,207)	(1,257)	2,587

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company	(2,589)	(1,276)	(1,207)	(1,257)	2,587
Non-controlling interests	(1,237)	(352)

	(3,826)	(1,628)	(1,207)	(1,257)	2,587

Basic and diluted earnings (loss) per share (in US dollars)	(0.011)	(0.006)	(0.006)	(0.011)	0.044

Weighted average number of issued ordinary shares	223,605,181	217,689,926	201,825,645	113,397,846	58,561,065

* Including reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and former CEO.

Consolidated Statements of Financial Position Data:

	Year ended December 31,
	2013	2012	2011	2010	2009
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	4,165	3,312	1,495	1,066	412
Working capital	3,870	2,143	955	259	(151)
Total assets	8,015	11,086	4,073	3,797	715
Long term liabilities	11	13	-	-	-
Total shareholders' equity	6,265	7,353	3,444	2,834	7
Non-controlling interests	520	2,071	-	-	-

B.	Capitalization And Indebtedness

Not applicable.

C.	Reasons For Offer And Use Of Proceeds

Not applicable.

D.	Risk Factors

Before you invest in our ordinary shares or American Depositary Receipts, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or ADRs. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADRs could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future in our drug development activity and may incur losses in our medical device activity and may never become profitable.

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2013, we had an accumulated accounting deficit of approximately $146 million. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

In addition, in July 2012 we acquired the control over InterCure Ltd. (“InterCure”), a public company whose shares are traded on the Tel-Aviv Stock Exchange and which develops a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and markets and sells a home therapeutic device for hypertension. As of the date hereof, we hold approximately 54.72% of the issued and outstanding shares of InterCure. In the year ended December 31, 2013, InterCure's revenues amounted to approximately $2,369,000 and losses attributable to the investment in InterCure amounted to approximately $2,600,000 (including InterCure’s operating losses, as well as losses recorded by the Company for amortization of identifiable intangible assets in the amount of approximately $292,000 and impairment of said intangible assets in the amount of approximately $1,729,000). InterCure has had recurring losses and presently does not have sufficient cash and other resources to meet its future plans beyond July 2015.

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

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields present substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop products that could render our technologies or our drug candidates obsolete or noncompetitive. Development of new drugs, medical technologies and competitive medical devices may damage the demand for our products without any certainty that we will successfully and effectively contend with those competitors.

Development of new drugs, medical technologies and competitive medical devices may damage the demand for our products without any certainty that we will successfully and effectively contend with those competitors.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of the date hereof, XTL had three full-time employees and three part-time service providers (one of whom is an officer). As of the same date InterCure had six full-time employees and service providers and two part-time service providers.

To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed.

Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

Any acquisitions or in-licensing transactions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful.

As part of our business strategy, we may effect acquisitions or in-licensing transactions to obtain additional businesses, products, technologies, capabilities and personnel. If we complete one or more such transactions in which the consideration includes our ordinary shares or other securities, your equity in may be significantly diluted. If we complete one or more such transactions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions and in-licensing transactions also involve a number of operational risks, including:

•	difficulty and expense of assimilating the operations, technology or personnel of the business;

•	our inability to attract and retain management, key personnel and other employees necessary to conduct the business;

•	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

•	exposure to legal claims for activities of the business prior to the acquisition;

•	the diversion of our management’s attention from our other drug development and medical device businesses; and

•	the potential impairment of substantial goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

In addition, the basis for completing the acquisition or in-licensing could prove to be unsuccessful as the drugs or processes involved could fail to be scientifically or commercially viable. We may also be required to pay third parties substantial transaction fees, in the form of cash or ordinary shares, in connection with such transactions.

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

We believe that we will be able to obtain sufficient product liability insurance coverage for our planned clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for a product;

•	damage to our reputation;

•	inability to continue to develop a drug candidate or technology;

•	withdrawal of clinical trial volunteers; and

•	loss of revenues.

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

If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We will have to depend on independent clinical investigators, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We also may, from time to time, engage a clinical research organization for the execution of our clinical trials. We will rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the Food and Drug Administration (“FDA”) and/or other foreign regulatory agencies/authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

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

We may conduct clinical trials in different geographical locations. Our ability to successfully initiate, enroll and complete a clinical trial in any of these countries, or in any future foreign country in which we may initiate a clinical trial, are subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with clinical research organizations and physicians;

•	different standards for the conduct of clinical trials and/or health care reimbursement;

•	our inability to locate qualified local consultants, physicians, and partners;

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of

•	pharmaceutical products and treatment; and

•	general geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.

Any disruption to our international clinical trial program could significantly delay our product development efforts.

If the clinical data related to our drug candidates and technologies do not confirm positive early clinical data or preclinical data, our corporate strategy and financial results will be adversely impacted.

Our drug candidates and technologies are ready to enter into clinical stages. Specifically, our lead product candidates, hCDR1 and Recombinant Human Erythropoietin (rHuEPO) are each planned for and/or ready for a Phase 2 clinical study. In order for our candidates to proceed to later stage clinical testing or marketing approval, they must show positive clinical and/or preclinical data.

Preliminary results of pre-clinical, clinical observations or clinical tests do not necessarily predict the final results, and promising results in pre-clinical, clinical observations or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing or marketing approval, which would materially impact our corporate strategy, and our financial results may be adversely impacted.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for hCDR1, rHuEPO or SAM-101. We currently do not have any drug candidates pending approval with the FDA or with regulatory authorities of other countries. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we and/or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	obtaining regulatory approvals to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of patient recruitment due to narrow screening requirements and competing clinical studies;

•	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

•	the need or desire to modify our manufacturing process;

•	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Following the completion of a clinical trial, regulators may not interpret data obtained from pre-clinical and clinical tests of our drug candidates and technologies the same way that we do, which could delay, limit or prevent our receipt of regulatory approval. In addition, the designs of any clinical trials may not be reviewed or approved by the FDA prior to their commencement, and consequently the FDA could determine that the parameters of any studies are insufficient to demonstrate proof of safety and efficacy in humans. Failure to approve a completed study could also result from several other factors, including unforeseen safety issues, the determination of dosing, low rates of patient recruitment, the inability to monitor patients adequately during or after treatment, the inability or unwillingness of medical investigators to follow our clinical protocols, and the lack of effectiveness of the trials.

Additionally, the regulators could determine that the studies indicate the drugs may have serious side effects. In the US, this is called a black box warning, which is a type of warning that appears on the package insert for prescription drugs indicating that they may cause serious adverse effects. A black box warning means that medical studies indicate that the drug carries a significant risk of serious or even life-threatening adverse effects.

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

We do not own any of our drug candidates and technologies. We have licensed the rights, patent or otherwise, to our drug candidates from third parties. We have licensed hCDR1, a phase 2 clinical stage asset for the treatment of Systemic Lupus Erythematosus (“SLE”) from Yeda Research and Development Company Ltd. (“Yeda”). We licensed a use patent for the use of Recombinant Human Erythropoietin (rHuEPO) for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life from Bio-Gal Ltd., or Bio-Gal, who in turn licensed it from Mor Research Applications Ltd., an Israeli corporation and licensing arm of Kupat Holim Clalit, one of the largest HMOs in Israel (“Mor”) and Yeda. We have licensed a patent on SAM-101 for the treatment of psychotic disorders from MinoGuard Ltd., or MinoGuard, who in turn licensed it from Mor.

These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner, or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. From time to time, in the ordinary course of business, we may have disagreements with our licensors or collaborators regarding the terms of our agreements or ownership of proprietary rights, which could lead to delays in the research, development, collaboration and commercialization of our drug candidates, or could require or result in litigation or arbitration, which could be time-consuming and expensive.

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

We can provide no assurance that we will be able to successfully enter into agreements with such third-parties on terms that are acceptable to us. If we are unable to successfully contract with third parties for these services when needed, or if existing arrangements for these services are terminated, whether or not through our actions, or if such third parties do not fully perform under these arrangements, we may have to delay, scale back or end one or more of our drug development programs or seek to develop or commercialize our drug candidates and technologies independently, which could result in delays. Further, such failure could result in the termination of license rights to one or more of our drug candidates and technologies. Moreover, if these development or marketing agreements take the form of a partnership or strategic alliance, such arrangements may provide our collaborators with significant discretion in determining the efforts and resources that they will apply to the development and commercialization of our products. Accordingly, to the extent that we rely on third parties to research, develop or commercialize our products, we may be unable to control whether such products will be scientifically or commercially successful.

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

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products including potential generic competition;

•	the availability of government or third-party pay or reimbursement for our products;

•	the side effects of our products which may lead to unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our and/or partners' sales, marketing and distribution efforts.

Specifically, each of hCDR1, rHuEPO or SAM-101, if successfully developed and commercially launched for the treatment of SLE, Multiple Myeloma or Schizophrenia, respectively, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

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

Risks related to our Medical Device business:

InterCure's products are manufactured by a single manufacturer, which has limited production capacity. In the case of a sharp increase in demand for InterCure's products, it may take a few months to adjust the production capacity to demand.

As of the date hereof, InterCure meets all its production needs through subcontractors and particularly a major subcontractor in China which has been manufacturing the RESPeRATE Ultra versions since November 2008. In 2013, InterCure manufactured an average of less than 1,000 product units a month. The Chinese production line's monthly manufacturing capacity is about 10,000. In the event of increased demand, it may take a few months to increase the manufacturing capacity. The time needed to prepare for increased production mainly depends on the ability of the component suppliers to respond to increased order volumes and the availability of components with variable manufacturing technology.

There is no certainty as to whether we will be capable of developing additional medical device applications based on InterCure's intellectual property.

Based on its intellectual property and the technologies it developed, InterCure aims to develop additional products in the future in order to broaden its product offering. It is uncertain whether InterCure will be capable of fulfilling the technological, clinical and regulatory or other requirements applicable during the process of developing new products. Additionally, there is no certainty that InterCure will have the required financing resources available to fund such development.

Failure or delay in submission or revoking the approvals, permits and licenses required for marketing our medical devices products may significantly damage our results of operations and financial condition.

Marketing InterCure products worldwide is subject to receiving and maintaining the validity of the permits and regulatory accreditation from a variety of international bodies such as the FDA. InterCure has already received regulatory approvals for marketing its products in the US, Europe, Canada, South Korea and Israel. Processes for receiving certification and permits, as mentioned, for marketing in additional territories, specifically in Japan, and the receipt of approvals and permits for marketing future InterCure products, to the extent required, is an intensive and costly process that stretches over a period of between three months to several years. Changes in legislation and/or the policies of the regulatory bodies or new legislation may delay the process of receiving the required permits, a delay that may cause the Company additional expenses or result in revoking the existing ones. Additionally, there is no certainty that InterCure will receive the permits required for marketing its future products. Should InterCure fail to receive the aforementioned certificates and permits or existing certificates or permits be revoked, there may be an adverse impact on our results of operations and financial condition.

Risks Related to Our Financial Condition

The Company's revenues from operations derive from InterCure's business, and are not sufficient at this stage to support the financing of our entire operations. We fund our operations from our own capital and from external sources by way of issuing equity securities. If we need to raise additional capital and are unable to do so on terms favorable to us, or at all, we may not be able to continue our operations.

The Company has incurred continuing losses and its entire income at this stage originates from InterCure. The Company depends on external financing resources to continue its activities. The actual amount of cash that the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and conduct of the clinical trials of our existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or in-licenses of new technologies may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.

The Company will incur additional losses in 2014 from research and development activities and from current operations which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash through the issuance of equity securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to sell tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies. If the Company is unable to raise capital, the Company will be required to delay some of its planned research and development activities as well as curtail or discontinue operations. InterCure has had recurring losses and presently does not have sufficient cash and other resources to meet its future plans beyond July 2015. If InterCure is unsuccessful in raising additional financing, it may need to curtail or discontinue operations.

The financial condition of our drug development business depends on a number of factors, some of which are beyond our control. These factors include, among other things:

•	the progress of our planned research activities;

•	the accuracy of our financial forecasts;

•	the number and scope of our planned development programs;

•	our ability to establish and maintain current and new licensing or acquisition arrangements;

•	our ability to achieve our milestones under our licensing arrangements;

•	the costs involved in enforcing patent claims and other intellectual property rights;

•	the costs and timing of the clinical trials according to regulatory requirements;

•	rHuEPO patent expiration in 2019 and failure to obtain orphan drug designation in Europe;

•	hCDR1 patent expiration in 2024 and failure to obtain patent term extension or obtain data exclusivity in the US and Europe;

•	SAM-101 patent expiration in 2027; and

•	The costs and timing of regulatory approvals.

The financial condition of our medical device business depends on a number of factors, some of which are beyond our control. These factors include, among other things:

•	Maintaining InterCure's patents;

•	Technological advantage - since the hypertension market is very large and plays host to numerous multinational pharmaceutical companies, any new entity interested in entering and operating in the market will need, among other things, a proven technological advantage that separates it from competitors;

•	Recognition by the medical community;

•	Obtaining regulatory approvals from the FDA in the US or the CE Mark in Europe;

•	Branding - An important parameter in deciding whether to acquire a therapeutic device is consumer confidence that the product is efficient and safe;

•	Our ability to set up a marketing, advertising and sales system for effectively increasing activity;

•	The grant of a reimbursement code by an insurer or healthcare authority that offer participation in the cost of purchase of our products.

The global capital markets have been experiencing extreme volatility and disruption for the last several years. Given recent market conditions, additional financing may not be available to us when we need it. In order to complete the clinical trials to bring a product to market we will need to raise additional capital. However we may be unable to do so on terms favorable to us, or at all, and we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technologies. If we raise additional funds by selling ordinary shares, ADRs, or other securities, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us or at all.

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

We also rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. Trade secrets are difficult to protect. While we require our employees, collaborators and consultants to enter into confidentiality agreements, this may not be sufficient to protect our trade secrets or other proprietary information adequately. In addition, we share ownership and publication rights to data relating to some of our drug candidates and technologies with our research collaborators and scientific advisors. If we cannot maintain the confidentiality of this information, our ability to protect our proprietary information will be at risk.

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

Risks Related to Our ADRs

Our ADRs are traded in small volumes, limiting your ability to sell your ADRs that represent ordinary shares at a desirable price, if at all.

The trading volume of our ADRs has historically been low. Even if the trading volume of our ADRs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADRs in desirable volume and you may be unable to sell your ADRs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADRs at a desirable or stable price at any one time. You should be prepared to own our ADRs indefinitely.

Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

The trading price of the ADRs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates or medical devices;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	developments in the markets of the field of activities and changes in customer attributes;

•	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

•	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

•	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

•	failure to increase awareness to our non-medicinal non-invasive therapy and its benefits;

•	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

•	any changes in the regulatory environment relating to the Company's products may impact our ability to market and sell our products;

•	failure to obtain renewal of the required licenses for marketing and sales of the Company's products in the main markets in which the Company's products are sold;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of our ADRs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Future issuances or sales of our ADRs could depress the market for our ADRs.

Future issuances of a substantial number of our ADRs, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADRs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

There are three shareholders (Mr. Alexander Rabinovitch, Mr. David Bassa and Mr. Shalom Manova), who each hold more than 5% of our outstanding ordinary shares (approximately 34.34% cumulative, as of the date hereof). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ADRs.

Notwithstanding the aforesaid, in connection with Section 239 of the Israeli Companies Law that focuses on the number of votes required to appoint external directors, and in connection with Section 121(c) of the Israeli Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in a company to act also as the Chief Executive Officer of such company, the Company will deem these three shareholders as controlling shareholders in the Company, for as long as such individuals are interested parties in the Company. In addition, any contractual arrangement as detailed in Section 270 (4) of the Israeli Companies Law with any of these three shareholders and/or their relatives will be presented for approval in accordance with the provisions of Section 275 of the Israeli Companies Law. In all of these situations, the Company will consider any of these three parties, who are not part of the transaction presented for approval, as individual interested parties in such transaction so that their vote will not be included in the quorum comprising a majority (50%) of the votes who are not interested parties in such transaction.

Our ordinary shares and ADRs trade on more than one market, and this may result in price variations and regulatory compliance issues.

ADRs representing our ordinary shares are quoted on the Nasdaq Capital Market (“Nasdaq”) and our ordinary shares are traded on the TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US and Israel. Consequently, the effective trading prices of our shares on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Holders of our ordinary shares or ADRs who are US citizens or residents may be required to pay additional income taxes

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2009, 2010, 2011 and 2012. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we were likely not a PFIC for the taxable year ended December 31, 2013, but we may be a PFIC in subsequent years. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

In view of the complexity of the issues regarding our treatment as a PFIC, US shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

Provisions of Israeli corporate law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and thereby depress the price of our ADRs and ordinary shares.

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

The Bank of New York Mellon, as depositary, executes and delivers our ADRs on our behalf. Each ADR is a certificate evidencing a specific number of ADRs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Our shareholders have shareholder rights prescribed by Israeli law. Israeli law and our Articles of Association, or Articles, govern such shareholder rights. Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for their instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, our ADR holders may not know about the meeting far enough in advance to withdraw the ordinary shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

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

Our headquarters and some of our planned clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, Israel is facing political tension in its relationships with Iran and other Arab neighbor countries. Specifically, the hostilities along Israel’s border with the Gaza Strip have increased, escalating to wide scale military operations by Israel in December 2008 and November 2012 and continuous rocket attacks into the south and center of Israel. In addition, recently in some Arab countries in the Middle East and North Africa there have been violent uprisings against the regimes in these countries. Consequently, there is a concern for the stability in the region which may affect the political and security situation in Israel. We cannot ensure that the political and security situation will not impact our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

We have generated most of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in US dollars. Until 2008, a substantial amount of our operating expenses were in US dollars (approximately 96% in 2008). In 2009 the Company’s head office moved back to Israel, and thus the portion of our expenses in New Israeli Shekels (“NIS”) and our cash held in NIS has increased, mainly due to payment to Israeli employees and suppliers. As a result, we could be exposed to the risk that the US dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US dollar or that the timing of any devaluation may lag behind inflation in Israel.

Our results of operations may be adversely affected by changes in tax policy by the Israeli government.

The income of the Company is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2008 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2008 are as follows: 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

On July 14, 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On December 6, 2011 the reduction in the corporate tax rates outlined above was revoked by the Knesset and it was also resolved that the corporate tax rate will be 25% for the tax year 2012 and thereafter.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government's records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

We cannot guarantee that there will be no additional changes in the corporate tax rate in the future that may adversely affect our results of operations and financial condition.

It may be difficult to enforce a US judgment against us, our officers or our directors or to assert US securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers and our Israeli auditors, most of whom reside outside the US, may be difficult to obtain within the US. In addition, because substantially all of our assets and most of our directors and officers are located outside the US, any judgment obtained in the US against us or any of our directors and officers may not be collectible within the US. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a US court for monetary damages in civil matters may be enforced by an Israeli court.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently for the treatment of SLE, Multiple Myeloma and Schizophrenia. Also, through InterCure, we research, develop, market and sell home therapeutic devices for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress.

Recent Developments

License for hCDR1

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE, among other indications. Lupus is a debilitating disease affecting approximately five million people worldwide, according to the Lupus Foundation of America. hCDR1 is a peptide, short chains of amino acid monomers, and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1.

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries Ltd. (“Teva”), who performed two placebo controlled Phase I trials and a placebo controlled Phase II trial (the “PRELUDE trial”). The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Following Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (SRI). Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

Investment in Proteologics

On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics' issued and outstanding share capital as of the date of the agreement in consideration of approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) and the balance is held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceedings pursuant to section 350 to the Companies Law. As of the date hereof, the entire consideration has been delivered to the Company.

Agreement with Giboov Ltd., a Provider of Online Marketing and Sales Services

On January 20, 2014, InterCure announced that it had entered into an agreement with Giboov to terminate the Strategic Service Agreement, effective as of January 31, 2014. Consequently, all 20,185,184 non-marketable stock options for the purchase of InterCure shares, which were granted to Giboov under the Strategic Service Agreement, expired on March 1, 2014. Following said expiration, Giboov holds no such non-marketable stock options.

Agreement with Universal McCann Israel, Ltd., a Provider of Online Marketing and Sales Services

On January 23, 2014, InterCure announced that it had retained the services of Universal McCann Israel, Ltd. (“McCann”) to provide professional services relating to the promotion and marketing of InterCure’s products via the internet for a period of three years effective February 1, 2014. According to the new agreement, InterCure will pay McCann a monthly fee in exchange for online marketing services, ranging between $8,000 and $13,000, and contingent upon achievement of sales targets.

Relisting our ADRs

On June 1, 2012, the Company filed an application for relisting its ADRs on The Nasdaq Stock Exchange. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company's application to relist its ADRs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company's ADRs began trading on Nasdaq under the ticker symbol “XTLB”.

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

In January 2007, XTL Development, Inc., our wholly-owned subsidiary (“XTL Development”), signed an agreement with DOV Pharmaceutical, Inc. (“DOV”), to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (“SNRI”) (the “Bicifadine transaction”). XTL Development was developing Bicifadine for the treatment of diabetic neuropathic pain, a chronic condition resulting from damage to peripheral nerves. In November 2008, we announced that the Phase 2b clinical trial failed to meet its primary and secondary endpoints, and as a result we ceased development of Bicifadine for diabetic neuropathic pain, and all rights under the agreement reverted to DOV. Since the failure of the Bicifadine phase 2b clinical trial, XTL Development has ceased the prosecution and maintenance of those patents relating to Bicifadine, in coordination with DOV. In March 2010, the agreement was formally terminated.

In 2008, we signed an agreement to out-license the DOS program to Presidio, a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Under the terms of the license agreement, Presidio became responsible for all further development and commercialization activities and costs relating to our DOS program. In accordance with the terms of the license agreement, we received a $5.94 million, non-refundable, upfront payment in cash from Presidio and were to receive up to an additional $59 million upon reaching certain development and commercialization milestones. In addition, we were to receive royalties on direct product sales by Presidio, and a percentage of Presidio’s income if the DOS program is sublicensed by Presidio to a third party. On August 22, 2012, Presidio requested to terminate its engagement with us effective as of August 24, 2012. Following a notice of the termination of the agreement, Presidio's entire DOS technology (including all the patents maintained by Presidio) reverted back to the Company. The Company intends to assess opportunities to maximize the value of the DOS technology but has no plans for continued development of the program.

In March 2009 we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma in exchange for the issuance of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. Under the agreement we are obligated to pay 1% royalties on net sales of rHuEPO, as well as a fixed royalty payment in the total amount of $350,000 upon the success of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of Phase 2 of at least $2 million.

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we shall acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard's entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we shall develop and commercialize MinoGuard's technology for the treatment of psychotic disorders focusing on schizophrenia. Under the agreement, we are to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard's technology, with no limitations for a specific disorder. In consideration, we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, had paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of license.

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE, among other indications. Lupus is a debilitating disease affecting approximately five million people worldwide, according to the Lupus Foundation of America. hCDR1 is a peptide, short chains of amino acid monomers, and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1.

Our ADRs are traded on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTL.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the US, the Securities Act and the Exchange Act.

Our principal offices are located at Herzliya Business Park, 85 Medinat Hayehudim Street, Building G, PO Box 4033, Herzliya 46140, Israel, and our telephone number is +972-9-955-7080. XTL Biopharmaceuticals, Inc., our wholly-owned US subsidiary and agent for service of process in the US, can be reached at XTL Biopharmaceuticals, Inc c/o Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801, or by telephone at (800) 677-3394. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

B. Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of unmet medical needs, currently for the treatment of SLE, Multiple Myeloma and Schizophrenia.

Our lead program is hCDR1, a Phase II-ready asset for the treatment of SLE. Only one new treatment, Benlysta, has been approved in the last 50 years for SLE. Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking the normal organs and causing irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women of childbearing years.

hCDR1, is a peptide that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo controlled Phase I trials and a placebo controlled Phase II trial, the PRELUDE trial, were conducted by Teva, which had previously in-licensed hCDR1 from Yeda. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (SRI). Given the FDA's recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), XTL intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

Our second compound is rHuEPO, which we intend to develop for the extension of survival of patients with advanced/end-stage Multiple Myeloma.

Erythropoietin (“EPO”) is a glycoprotein hormone produced mainly by the kidney. It is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis, the production of red blood cells, by binding to its receptor (“EPO-R”) on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis. Erythropoietin is available as a therapeutic agent produced by recombinant DNA technology in mammalian cell culture. rHuEPO is used in clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

Currently incurable, Multiple Myeloma is a severe plasma cell malignancy characterized by the accumulation and proliferation of clonal plasma cells in the marrow, leading to the gradual replacement of normal hematopoiesis. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, many patients become gradually disabled and bed-ridden.

The median overall survival duration today with chemotherapy and other novel treatments is about five years. These treatments have severe side effects, including the suppression of the immune system, susceptibility to infections, nausea, vomiting and bleeding disorders.

A clinical observation confirmed the high success rate of rHuEPO in treating the anemia in patients with Multiple Myeloma. Six patients with very poor prognostic features of Multiple Myeloma, whose expected survival was less than six months continued treatment with rHuEPO beyond the initial designed 12 week period, and they lived for 45–133 months cumulatively with the Multiple Myeloma diagnosis and 38–94 months with rHuEPO (with a good quality of life).

Our third program, SAM-101, is based on the technology we in-licensed from MinoGuard - the development of combination drugs for psychotic diseases, with focus on Schizophrenia. MinoGuard completed a phase 2a study on SAM-101 in accordance with the Helsinki guidelines under the Shalvata Medical Center in Israel, which was a unique proprietary combination of antipsychotic drugs and a known medicinal compound (minocycline). Schizophrenia is a chronic disorder that requires lifelong medication. While most of the available drugs are effective in remitting Schizophrenia’s “positive symptoms” (hallucinations, delusions, agitation), even the best available drug is only partially effective in remitting several of the most disturbing features of the disease, referred to as “negative symptoms” (apathy, poverty of speech, emotional withdrawal, depression) and severe cognitive impairment. This deficiency results in schizophrenic patients’ poor quality of life. In addition, noncompliance results in aggravation in symptoms, which frequently causes lengthy hospitalization periods.

Following in-vivo studies demonstrating the efficacy of minocycline treatment in a Schizophrenia murine mode, MinoGuard demonstrated in a successful phase 2a clinical study that the combination of atypical antipsychotic drugs and minocycline improves treatment efficacy and reduces side effects associated with current therapy as compared to antipsychotic treatment alone. Two independent clinical research groups in Manchester, UK and Japan have replicated these results, further supporting MinoGuard's hypothesis.

We also have some activity in the medical device field through our subsidiary InterCure, which operates as a medical device company and manufactures and sells personal therapeutic devices. InterCure's main field of activity since its establishment is the research and development of technologies and devices for the non-medicinal non-invasive treatment of chronic diseases, including hypertension, congestive cardiac failure, insomnia and stress. The Company’s products include RESPeRATE®, a non-drug and non-invasive hypertension treatment device.

The RESPeRATE product harnesses the natural power of breathing to lower blood pressure. High blood pressure is generally caused by your blood vessels tightening up and narrowing, this then causes your heart to pump harder. RESPeRATE's unique breathing exercise relaxes constricted blood vessels to reduce high blood pressure.

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs, currently for the treatment of SLE, Multiple Myeloma and Schizophrenia. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success.

Under our current strategy with respect to our pharmaceutical and biopharmaceutical products, we plan to:

•	initiate an international, prospective phase 2 clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

•	initiate a prospective phase 2 clinical study intended to assess the safety and efficacy of rHuEPO when given to patients with advanced Multiple Myeloma;

•	following the initiation of the clinical studies for our two lead compounds and necessary formulation work on SAM-101, initiate a prospective clinical study intended to assess the safety and efficacy of the combination drug when given to patients with Schizophrenia;

•	continually build our pipeline of therapeutic candidates, and

•	develop collaborations with large pharmaceutical companies to sublicense/develop, and market our hCDR1, rHuEPO and SAM-101 programs.

With regard to our medical device business, we plan to maximize the value of our asset and focus on our core business.

Products Under Development

hCDR1 for the treatment of Systemic Lupus Erythematosus

Market Opportunity

hCDR1 is a Phase II-ready asset for the treatment of SLE. Lupus is a debilitating disease affecting approximately five million people worldwide. hCDR1 is a peptide, is given by subcutaneous administration, and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. The approval of GlaxoSmithKline’s Benlysta in 2011, the first product to gain marketing approval for patients with SLE in more than 50 years, paved the way for the introduction of new disease-modifying therapies and reignited the interest of pharmaceutical developers in this therapy area. GlobalData estimates the drug sales for SLE in 2012 were over $473 million across the seven major markets covered in its forecast: US, France, Germany, Italy, Spain, UK and Japan. By the end of the forecast period of 2022, sales are estimated to grow to over $1.1 billion with a CAGR of 9.36%. This growth will be driven by improved uptake of Benlysta, and the introduction of new biological therapies and the overall increase in prevalent cases of SLE, mainly due to the increasing population in these markets.

Regarding products in the pipeline, there are five advanced biological therapies. Eli Lilly, Anthera Pharmaceuticals and Merck Serono are developing anti-BLyS therapies to directly compete with Benlysta (also an anti-BLyS therapy). All new anti-BLyS therapies are being developed for subcutaneous administration. Benlysta is currently given intravenously, even though GSK is currently developing a version for subcutaneous administration. UCB and ImmuPharma are developing biologic drugs with novel MOAs (UCB’s drug is an antibody which is given intravenously). In addition, Bristol-Myers Squibb is developing its RA drug Orencia for the treatment of patients with Lupus Nephritis.

Development Status

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial (the “PRELUDE trial”). The Phase I and Phase II studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

rHuEPO for the treatment of Multiple Myeloma

Market Opportunity

We intend to develop the use of rHuEPO for the prolongation of Multiple Myeloma patients’ survival. In the United States alone, there are approximately 74,800 people living with Multiple Myeloma. Multiple Myeloma is the second most prevalent blood cancer representing approximately 1% of all cancers in white US residents and 2% of all cancers in African Americans. The average age at diagnosis is 65-70 and it is also more common in men than women, and in African Americans than Caucasians.

Erythropoietin, a glycoprotein hormone produced mainly by the kidney, is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis by binding to its receptor on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. The cloning of the EPO gene led to the introduction of rHuEPO into clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis. A clinical observation confirmed the high success rate of rHuEPO in treating the anemia in patients with Multiple Myeloma. Six patients continued treatment with rHuEPO beyond the initial designed 12 week period with very poor prognostic features of Multiple Myeloma, whose expected survival was less than six months, and they lived for 45–133 months cumulatively with the Multiple Myeloma diagnosis and 38–94 months with rHuEPO (with a good quality of life).

Development Status

As of the date hereof, the Company is in stages of planning and preparing for the implementation of a phase 2 clinical trial of rHuEPO for treating Multiple Myeloma patients. As part of those preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients. The data which was collected in the framework of the preliminary study will be combined, as necessary, in planning and preparing for the implementation of the phase 2 clinical trial which the Company expects to obtain the approval to commence in the second half of 2014.

We plan on performing a prospective, multi-center, double blind, placebo controlled phase 2 study intended to demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We have begun regulatory work and have held preliminary discussions with potential clinical sites and third party vendors for the planned study.

Given that we intend to develop a new indication for rHuEPO, which is already approved for other uses, and we intend to use a commercially available rHuEPO as part of the study, and the fact that the pre-clinical and phase 1 phases are intended to assess drug toxicity and safety, we may be exempted from carrying out these steps and the drug development process may begin with a Phase 2 clinical trial.

SAM-101 for Schizophrenia

Market Opportunity

SAM-101 is our third program in order of priority, and while development may not start in the near-term, we intend to develop a patent-protected combination of minocycline and antipsychotic drugs for the treatment of Schizophrenia. According to the US National Institute of Mental Health (NIMH), Schizophrenia affects 1.1% of the adult population.

Schizophrenia is a chronic disorder that requires lifelong medication. While most of the available drugs are effective in remitting schizophrenia’s “positive symptoms” (hallucinations, delusions, agitation), even the best available drug is only partially effective in remitting several of the most disturbing features of the disease, known as “negative symptoms” (apathy, poverty of speech, emotional withdrawal, depression) and severe cognitive impairment. SAM-101 is expected to overcome major limitations of currently available treatments for schizophrenia by providing an effective treatment, affecting both negative and positive symptoms as well as cognition, therefore preventing further deterioration in schizophrenic patients. In addition, SAM-101 showed lower side effects in the clinical trial mentioned below, which is expected to allow for higher compliance and improved patient quality of life.

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

Development Status

We in-licensed SAM-101 after it successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled clinical trial conducted on about 70 schizophrenics in accordance with the Helsinki guidelines under the Shalvata Medical Center in Israel. The trial met its endpoints showing that SAM-101 maintains the positive symptoms of the disease as well as the patients’ cognitive state, stabilizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effects among patients all as compared to placebo.

Following in-vivo studies demonstrating the efficacy of minocycline treatment in a Schizophrenia murine mode, MinoGuard demonstrated in a successful phase 2a clinical study that the combination of atypical antipsychotic drugs and minocycline maintains treatment efficacy and reduces side effects associated with current therapy as compared to antipsychotic treatment alone. At least two independent clinical research groups (Manchester, UK and Japan) have replicated these results, further supporting MinoGuard's hypothesis.

Since minocycline and antipsychotics have been approved in the United States, a combination of the two should be eligible for market approval using the 505(b)(2) route. This allows the FDA to rely on their own previous finding of safety and efficacy of the active pharmaceutical ingredients for the purposes of marketing approval of SAM-101.

Subject to prioritizing our drug development activities and some formulation work in creating a fixed dose combination, we plan to perform a multi-center phase 2 clinical trial under the FDA, using our proprietary combination, in order to confirm the scope of work required for a new drug application, or NDA, and to identify the specific requirements for filing an Investigational New Drug, or IND, application with the FDA.

Revenues

To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates. The table below shows our consolidated revenues by geographic market in 2013 for our medical device business operated through InterCure:

Year ended December 31, 2013
Audited
U.S dollars in thousands

United States	2,076
United Kingdom	278
Israel	15

Total	2,369

Purchasing and Raw Materials

Since 2003, InterCure has been manufacturing the RESPeRATE device (and its different versions) on a turnkey basis by an independent subcontractor (the “Subcontractor”). InterCure orders some of the device's raw materials for the Subcontractor from time to time, mainly the more expensive ones, or negotiates with suppliers of raw materials due to profit considerations and offsets the price paid by it to the Subcontractor.

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

hCDR1 for the treatment of SLE

The basic patent family (WO 2002/067848) covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: US, Europe (validated in 13 countries), Australia, Canada, Hong Kong, Hungary, India, Israel, Korea, Mexico, Norway, and Russia. The patent expires on February 26, 2022. The basic patent for Edratide, in the US, did receive a patent term adjustment of 213 days (to September 27, 2022). The patent family for the formulation (WO 2004/064788) covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the US, China, India, Israel, Japan, and Mexico, and is under examination in Europe and Canada. The formulation patent expires on January 14, 2024.

rHuEPO for the treatment of Multiple Myeloma

A main use patent, United States Patent 6,579,525 “Pharmaceutical Compositions Comprising Erythropoietin for Treatment of Cancer,” was filed by Mor and Yeda in Israel on April 8, 1998. The patent was granted in the United States, Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain, Sweden and Switzerland), Israel, Japan, Hong Kong and Canada. The issued patent will expire in 2019 (See “Government and Industry Regulation” regarding our granted orphan drug designation). Pursuant to our agreement with Bio-Gal, we have exclusive worldwide rights to the above patent for the use of rHuEPO in Multiple Myeloma.

The main claims of this US issued patent are directed to: A method for the treatment of a Multiple Myeloma patient, comprising the administration of Erythropoietin or Recombinant Human Erythropoietin, for the inhibition of tumor growth, triggering of tumor regression or inhibition of Multiple Myeloma cell metastasis in the said patient.

SAM-101 for the Treatment of Schizophrenia

An international patent application entitled “Combined therapies of antipsychotic drugs and tetracyclines in the treatment of psychiatric disorders” was filed by Mor on October 18, 2007 (International application number PCT/IL2007/001251). The patent is currently pending in National Phase in the US, Canada, Europe, India, and Israel.

The main claims of this patent include a pharmaceutical composition comprising as active ingredients at least one tetracycline and at least one antipsychotic drug, the pharmaceutical composition with modified release formulation, and a method for treating a psychotic disorder comprising administering the pharmaceutical composition to a patient in need.

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

Licensing Agreements and Collaborations

hCDR1

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop, and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE, among other indications. In consideration, the Company is responsible for a patent expense reimbursement in six installments totaling approximately $400,000. The Company is required to make milestone payments of $2.2 million: $200,000 upon starting Phase III, $1 million upon U.S. Food and Drug Administration approval and $250,000 for regulatory approval in each of China and three of the European Union’s Group of Six. In addition, the Company will pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever the Company receives from any sub-licensee.

Lupus is a debilitating disease affecting approximately five million people worldwide. hCDR1, is a peptide and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries ("Teva"), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial called the PRELUDE trial. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1. We estimate that the trial will take approximately one year to enroll patients, another year for the treatment phase, and additional time to analyze the results for a total of approximately two and a half years. We intend to request that an interim analysis be conducted as well. We estimate the cost for development at between $12 and $15 million.

Bio-Gal/XTEPO

In March 2009 we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 is payable to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 of at least $2 million.

MinoGuard License

In November 2011, the Company acquired the assets of MinoGuard by an exclusive license to use MinoGuard’s entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on Schizophrenia. Under the terms of the license agreement we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of net sales and/or a percentage of our third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing of its shares to MinoGuard. In addition to the above payments, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we have paid MinoGuard an annual license fee, by way of issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of the license.

The term of the license commenced upon the signing of the license agreement and will be effective for an unlimited time. Upon the expiration of the last payment obligation of XTL the license will be considered perpetual and fully paid up.

Trademarks

InterCure and InterCure Inc. have the following registered trademarks:

Registered trademark details	International classification	Country
RESPeRATE	10	Israel
InterCure	10	US
RESPeRATE	10, 42	US
InterCure	10, 42	EU
RESPeRATE	10	EU
RESPeRATE	10	South Korea
RESPeRATE	10	China
RESPeRATE	10	Japan

URL addresses

XTL maintains the www.xtlbio.com URL address. InterCure has different registered URL addresses, including www.resperate.com, and a variety of domain suffixes, including of the main countries in which it operates. The expenses incurred in registering URL addresses are immaterial. InterCure renews them on an ongoing basis.

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

Competing Products for Treatment of SLE

There is only one product that has been approved for SLE in the last 50 years, GlaxoSmithKline’s Benlysta which was approved in 2011. There are five potential biological therapies in advanced clinical development. Eli Lilly, Anthera Pharmaceuticals and Merck Serono are developing anti-BLyS therapies to directly compete with Benlysta (also an anti-BLyS therapy). All new anti-BLyS therapies are being developed for subcutaneous administration. Benlysta is currently given intravenously, even though GSK is currently developing a version for subcutaneous administration. UCB and ImmuPharma are developing biologic drugs with novel Mechanism of Actions (UCB’s drug is an antibody which is given intravenously). In addition, Bristol-Myers Squibb is developing its Rheumatoid Arthritis drug, Orencia, for the treatment of patients with Lupus Nephritis.

Competing Products for Treatment of Multiple Myeloma

Although there are commercially available drugs for the treatment of Multiple Myeloma, we plan to conduct our clinical trial so that rHuEPO will be tested and given only to patients who have been treated with and either failed treatment or need to stop taking, all standard therapy. Thus, the drugs below are not in direct competition to our drug. However, rHuEPO may improve the current treatments and therefore may be supplementary to them, as follows:

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

Carfilzomib (Kyprolis): This is a new generation or a novel derivative of proteasome-inhibitor, i.e. the new modern “Bortezomib”. It was already approved by the FDA as a second or third line therapy for relapsed or resistant myeloma. This was based on phase 2 clinical trials, and trials, including in Israel, are ongoing. According to the information gained so far, it appears that some of the previously resistant Multiple Myeloma patients to Velcade (Bortezomib) might respond to Carfilzomib. It is still too early to determine whether the novel drug indeed prolongs life (overall survival) or only prolongs the progression-free survival.

Pomalidomide (Pomalyst) has been approved by the FDA just recently, also for the treatment of relapsed/resistant Multiple Myeloma, as a second-third line treatment. This agent belongs to the INIDs family of drugs, and in essence, is considered the novel lenalidomide.

It is important to emphasize that studies with Carfilzomib and Pomalidomide are ongoing and their real role in the treatment of Multiple Myeloma has not been completely clarified.

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

High dose chemotherapy, particularly melphalan, with autologous haematopoietic stem cell transplantation improves response rates and their duration and survival compared with conventional chemotherapy. It is now commonly used as consolidation treatment. Unfortunately, even after haematopoietic stem cell transplantation, relapse is only a matter of time, although a minority of patients seem to survive over a decade in remission (“operational cure”). Maintenance treatment after transplantation with corticosteroids or interferon is often prescribed in an attempt to delay relapse. Although this probably does prolong the duration of remission, it is unclear if it confers a survival benefit.

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

Competing Products for Treatment of Schizophrenia

SAM-101, if approved, will compete with currently available marketed atypical anti-psychotics from Eli Lilly, Johnson & Johnson, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd., Pfizer Inc., AstraZeneca and others, as well as with generic brands of typical and atypical anti-psychotics. In addition there are a number of potentially competitive compounds under development, which include: Cariprazine, which is being developed by Forest Laboratories, Inc.; Bifeprunox, which is being developed by Solvay Pharmaceuticals, Inc., and Lurasidone, which is being developed by Dainippon Sumitomo Pharma Co., Ltd.

Supply and Manufacturing

We currently have no manufacturing capabilities and do not intend to establish any such capabilities.

hCDR1 for the treatment of SLE

We believe that we will be able to outsource production to a contract manufacturer in order to obtain sufficient inventory to satisfy the clinical supply needs for our future development for the treatment of SLE.

rHuEPO for the treatment of Multiple Myeloma

We believe that we will either be able to purchase Recombinant Erythropoietin (rHuEPO) from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties to obtain sufficient inventory to satisfy the clinical supply needs for our planned development program for the treatment of Multiple Myeloma.

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

General

At the time of commercial sale, to the extent that it is possible and commercially practicable, we plan to engage a back-up supplier for each of our product candidates. Until such time, we expect that we will rely on a single contract manufacturer to produce each of our product candidates under cGMP regulations. Our third-party manufacturers have a limited number of facilities in which our product candidates can be produced and will have limited experience in manufacturing our product candidates in quantities sufficient for conducting clinical trials or for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect our contractor’s ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control. We anticipate that we will similarly rely on contract manufacturers for our future proprietary product candidates.

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

The Company was granted an Orphan-drug designation from the FDA in May 2011, for rHuEPO. In the US, Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the US. The designation provides the drug developer with a seven-year period of US marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

The Company may apply to the European Medicines Agency in order to obtain Orphan-drug designation for its Recombinant Erythropoietin in Europe. Orphan designation is granted by the European Medicines Agency, following a positive opinion from the Committee for Orphan Medicinal Products, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the European Community when the application for designation is submitted. Orphan drug designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in the EU, once approved for the treatment of Multiple Myeloma.

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

In addition, the FDA may place a clinical trial on hold or terminate it if it concludes that subjects are being exposed to an unacceptable health risk. Any drug is likely to produce some toxicity or undesirable side effects when administered at sufficiently high doses and/or for a sufficiently long period of time. Unacceptable toxicity or side effects may occur at any dose level at any time in the course of studies designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of drug candidates. The appearance of any unacceptable toxicity or side effect could bring us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates and could ultimately prevent approval by the FDA or foreign regulatory authorities for any or all targeted indications.

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

Should we wish to market our products in countries other than the US, we must receive marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, companies are typically required to apply for foreign marketing authorizations at a national level. However, within the EU, registration procedures are available to companies wishing to market a product in more than one EU member state. Typically, if the regulatory authority is satisfied that a company has presented adequate evidence of safety, quality and efficacy, then the regulatory authority will grant a marketing authorization. This regulatory approval process, however, involves risks similar or identical to the risks associated with FDA approval discussed above, and therefore we cannot guarantee that we will be able to obtain the appropriate marketing authorization for any product in any particular country. Our current development strategy calls for us to seek marketing authorization for our drug candidates in countries other than the United States.

Failure to comply with applicable laws and regulations would likely have a material adverse effect on our business. In addition, laws and regulations regarding the manufacture and sale of new drugs are subject to future changes. We cannot predict the likelihood, nature, effect or extent of adverse governmental regulation that might arise from future legislative or administrative action.

Organizational structure

Our wholly-owned subsidiary, XTEPO, is an Israeli privately-held company incorporated in November 2009 for the execution of the Bio-Gal transaction and which holds the exclusive license of the use patent of the rHuEPO drug for Multiple Myeloma.

Our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc. and its wholly-owned subsidiary XTL Development, Inc., are each incorporated in Delaware. Since November 2008, these companies have not been active.

Our subsidiary, InterCure Ltd., is an Israeli public company, incorporated in November 1994. As of the date hereof, we hold approximately 54.72% of InterCure's issued and outstanding ordinary shares.

Property, Plant and Equipment

Since August 2010 we lease offices of approximately 255 square meters, in Herzliya, Israel. The basic lease period is for 36 months with an option for an additional 24-month period. In April 2013 the company signed on the additional 24 month option as per the agreement until August 2015. In addition, the Company has the right to terminate the agreement after 12 months and/or upon introducing an alternative tenant in its place, pursuant to approval of the landlord.

InterCure's listed domicile is at 16 Hatidhar Street, Raanana 43652 Israel, at CFO Direct Ltd. InterCure Inc. operates out of its Manhattan offices in New York. In May 2010, InterCure Inc. signed an office lease agreement for a period of three years. In May 2013, InterCure Inc. signed a revised lease agreement for an additional 12 months. The monthly lease fees are approximately $1,000.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS (International Financial Reporting Standards) for the years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013 and 2012, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report or incorporated by reference herein.

Selected Financial Data -

The tables below present selected financial data for the fiscal years ended as of December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive Income:

	Year ended December 31,
	2013	2012	2011
	U.S dollars in thousands (except per share data)

Revenues	2,369	938	-
Cost of sales	(741)	(380)	-

Gross profit	1,628	558	-

Research and development costs	(113)	(99)	(158)
Selling and marketing expenses	(1,691)	(848)	-
General and administrative expenses	(2,048)	(2,769)	(1,078)
Impairment of intangible assets	(1,729)	-	-
Other gains, net	1,059	802	12

Operating loss	(2,894)	(2,356)	(1,224)

Finance income	61	60	24
Finance expenses	(35)	(15)	(7)

Financial income, net	26	45	17

Earnings (losses) from investment in associate	(845)	569	-

Loss for the year	(3,713)	(1,742)	(1,207)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	108	114	-
Reclassification of foreign currency translation adjustments to Other gains, net	(221)	-	-
Total other comprehensive income (loss)	(113)	114	-

Total comprehensive loss for the year	(3,826)	(1,628)	(1,207)

Loss for the year attributable to:
Equity holders of the Company	(2,476)	(1,390)	(1,207)
Non-controlling interests	(1,237)	(352)	-

	(3,713)	(1,742)	(1,207)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(2,589)	(1,276)	(1,207)
Non-controlling interests	(1,237)	(352)	-

	(3,826)	(1,628)	(1,207)

Basic and diluted loss per share (in US dollars)	(0.011)	(0.006)	(0.006)

Weighted average number of issued ordinary shares	223,605,181	217,689,926	201,825,645

Consolidated Statements of Financial Position Data:

	As of December 31,
	2013	2012	2011
	U.S dollars in thousands

Cash, cash equivalents and bank deposits	4,165	3,312	1,495
Working capital	3,870	2,143	955
Total assets	8,015	11,086	4,073
Long term liabilities	11	13	-
Total shareholders' equity	6,265	7,353	3,444
Non-controlling interests	520	2,071	-

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, particularly the treatment of SLE, Multiple Myeloma and Schizophrenia. Also, through our consolidated subsidiary, InterCure, we develop a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and market and sell a home therapeutic device for hypertension. To date, our revenues were generated only from the medical device activity (since July 25, 2012) and we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates.

We were established as a corporation under the laws of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We are a development stage company. We have had no drug product sales to date and the sales of our medical devices are as yet insufficient to generate operating income. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, our initial public offering, our placing and open offer transaction, and private investments in public equities.

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

We started to generate revenues in medical device activity in 2012 through our subsidiary, InterCure which we acquired on July 25, 2012 (InterCure has been generating revenues for the sale of medical devices since 2000). Cost of sales is related to the sale of medical devices.

Our research and development expenses in 2013, 2012 and 2011 primarily consisted of expenses related to the preparations for the rHuEPO drug clinical trial development plan. As part of the preparations, the Company conducted research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with Multiple Myeloma, which will assist in focusing the Phase 2 clinical trial protocol. This collected research data will be integrated in the Phase 2 clinical trial. The costs of such preparations comprise of, among other things, costs in connection with medical regulation, patent registration costs, medical consulting costs and payments to medical centers. Additionally, we had expenses for the amortization of the exclusive right to examine a medical technology in the field of the immune system in 2010 and 2011.

Our selling and marketing expenses, which are wholly derived from our medical device operation through InterCure, consist primarily of advertising, mainly direct/online advertising, salaries, sales promotions and fees. We expense our selling and marketing expenses as incurred.

Our general and administrative expenses consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative expenses as incurred.

Our results of operations include non-cash compensation expense as a result of the grants of XTL and InterCure stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options. We expect a decrease in the non-cash compensation in the future, primarily due to the fact that most expenses related to options granted in 2012 are recorded using the graded vesting method (see details below).

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

On November 21, 2012 we acquired from Teva its entire stake in Proteologics representing 31.35% of the share capital of Proteologics, which is accounted for using the Equity method of accounting in accordance with International Accounting Standard 28 Investment in Associates. In 2012, Proteologics contributed to our results of operations a loss in the amount of approximately $144,000 which was offset by a gain on bargain purchase in the amount of approximately $713,000, included in "Earnings from investment in associate" in our statement of comprehensive income. In 2013, Proteologics' contribution to our results of operations amounted to approximately $845,000, which was offset by a gain from the sale of our investment in Proteologics, effective on September 17, 2013, in the amount of $1,051,000.

Results of Operations

Years Ended December 31, 2013 and 2012

Revenues. Sales for the years ended December 31, 2013 and 2012 totaled approximately $2,369,000 and $938,000, respectively, originating from the subsidiary InterCure whose financial statements were consolidated starting July 25, 2012. The majority of InterCure's sales are generated in the U.S., which for the year ended December 31, 2013, totaled approximately $2,076,000. From the date of consummation of the transaction (July 25, 2012) through December 31, 2012, sales in the U.S. totaled approximately $766,000.

Cost of Sales. Cost of sales for the years ended December 31, 2013 and 2012, originating entirely from InterCure, totaled approximately $741,000 and $380,000, respectively (or $529,000 and $225,000, respectively, excluding the amortization of identifiable intangible assets and other purchase price allocation (“PPA”) adjustments).

Gross profit. Gross profit derives entirely from InterCure whose average gross margin excluding amortization of identifiable intangible assets ranges between 76% and 78%. The percentage of gross profit out of revenues is affected by the mix of direct/online sales which provide relatively higher gross profit margins and sales by resellers which generally provide lower gross profit margins. For the years ended December 31, 2013 and 2012, gross margin (including amortization of identifiable intangible assets related to technology and other PPA adjustments totaling approximately $212,000 and $155,000) was 69% and 60%, respectively. Difference in gross margin between 2013 and 2012 is due to amortization of identifiable intangible assets and other PPA adjustments in 2012, as gross margin in the same periods, excluding such adjustments was approximately 78% and 76%, respectively.

Research and Development Expenses. Research and development expenses in the years ended December 31, 2013 and 2012 totaled approximately $113,000 and $99,000, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the rHuEPO drug designed to treat cancer patients with Multiple Myeloma and include, among other things, research costs incurred in tracing blood proteins in Multiple Myeloma patients, costs in connection with medical regulation, clinical insurance costs and other medical consulting costs. The increase in expenses in 2013 compared to 2012 is mainly due to expenses related to the Company's rHuEPO and SAM-101 drugs. Research and development expenses in InterCure for the year ended December 31, 2013 totaled approximately $30,000, and are mainly employee-related expenses. Research and development expenses relating to InterCure from the date of consummation of the transaction through December 31, 2012 were immaterial.

Selling and Marketing Expenses. Selling and marketing expenses in the years ended December 31, 2013 and 2012 totaled approximately $1,691,000 and $848,000, respectively, originating entirely from InterCure whose financial statements were consolidated as of July 25, 2012. Selling and marketing expenses in the years ended December 31, 2013 and 2012 include advertising expenses (mainly direct/online advertising expenses) totaling approximately $1,067,000 and $415,000, respectively, expenses relating to a service agreement with Giboov of approximately $300,000 and $77,000, respectively, and share-based payment expenses of $132,000 for options granted to Giboov in 2012, which were fully reversed in 2013 due to termination of the Giboov agreement.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2013 and 2012 totaled approximately $2,048,000 and $2,769,000, respectively (approximately $1,329,000 and $2,448,000 without InterCure). The decrease in 2013 compared to 2012 (without InterCure) is mainly due to a $1.1 million decrease in share-based payments to directors, service providers and employees, originating from lower stock option grants in 2013, as well as reversal of expenses due to forfeitures of stock options by a Director who resigned from the Company. General and administrative expenses attributable to InterCure for the year ended December 31, 2013 totaled approximately $719,000. For the period from July 25, 2012 through December 31, 2012, such expenses incurred by InterCure totaled approximately $321,000 and consisted mainly of salary expenses, professional service fees, rent expenses, insurance costs and share-based payments to directors and employees.

Impairment of intangible assets. Impairment of intangible assets originates from identifiable intangible assets recognized in the purchase of InterCure on July 25, 2012. As the Company identified indicators of impairment with regard to InterCure, namely a significant decline in InterCure's share price on the TASE, it hired the services of an external expert in order to establish whether or not such an impairment charge should be recorded. The total impairment loss in the approximate amount of $1,729,000 was allocated pro rata to the Technology and Brand Name assets in the amounts of approximately $1,372,000 and $357,000, respectively.

Other gains (losses), net. Other gains in the year ended December 31, 2013 totaled approximately $1,059,000, primarily originating from a gain from the sale of the Company's investment in Proteologics which totaled approximately $1,051,000. In the year ended December 31, 2012, the other gains in the amount of $802,000 were mainly due to a bargain purchase in connection with the InterCure transaction totaling $795,000. Bargain purchase gain is the excess of the fair value of the investment acquired over the fair value of the consideration provided for such purchase in accordance with IFRS 3R, "Business Combinations (Revised)" ("IFRS3R"), as further detailed below.

Finance income, net. Finance income, net for the years ended December 31, 2013 and 2012 totaled approximately $26,000 and $45,000, respectively. The decrease in finance income in 2013 compared to 2012 derives mainly from lower interest income on short-term bank deposits whose carrying amount during 2012 was significantly higher compared to 2013 as a result of the capital raising completed by the Company in March 2012 in a private placement and from the exercise of warrants (series 2) in the period. This decrease was partially offset by an increase in finance income from exchange rate differences, owing to larger NIS-denominated balances originating from proceeds from the sale of the investment in Proteologics.

Earnings (losses) from investment in associate. Earnings (losses) from investment in associate totaling approximately ($845,000) and $569,000 in the years ended December 31, 2013 and 2012, respectively, arose from the Company's investment in Proteologics which was accounted for according to the equity method. During 2013, the Company recognized such losses due to operational losses in Proteologics. From the acquisition date of November 21, 2012 through December 31, 2012, the Company's share in Proteologics' losses totaled approximately $144,000. On the date of acquisition, the Company recorded a gain from a bargain purchase totaling approximately $713,000.

“Income Taxes” We had no income tax expense for the years ended December 31, 2013 and 2012 due to losses incurred and we did not recognize any deferred tax benefits, since it is not "more likely than not" that we will be able to generate profits in the future to realize the deferred taxes.

Years Ended December 31, 2012 and 2011

Revenues. Sales in the year ended December 31, 2012 totaled approximately $938,000, originating from the subsidiary InterCure whose financial statements were consolidated starting July 25, 2012. InterCure's main sales are in the U.S. and the UK, which totaled approximately $766,000 and $167,000 respectively, from the date of consummation of the transaction (July 25, 2012) through December 31, 2012. We had no sales in 2011.

InterCure's sales in the year ended December 31, 2012 (including sales prior the acquisition by us in July 25, 2012) totaled approximately $2,267,000, compared to approximately $3,171,000 in the year ended December 31, 2011.

Cost of Sales. Cost of sales for the year ended December 31, 2012 totaled approximately $380,000 (or $225,000 excluding the amortization of identifiable intangible assets and other PPA adjustments). We had no cost of sales for the year ended December 31, 2011 as we did not generate revenues in that year.

Gross profit. Gross profit derives entirely from InterCure whose average gross margin ranges between 74% and 78%. The percentage of gross profit out of revenues is affected by the mix of direct/online sales which provide relatively higher gross profit margins and sales by resellers which generally provide lower gross profit margins. The gross profit for the year ended December 31, 2012 (including amortization of identifiable intangible assets related to technology and other PPA totaling approximately $ 155,000) was 60%. The gross margin in the period, excluding the amortization of identifiable intangible assets related to technology and other PPA adjustments, was approximately 76%. We had no gross profit for the year ended December 31, 2011 as we did not generate revenues in that year.

Research and Development Costs. Research and development expenses in the year ended December 31, 2012 totaled approximately $99,000, compared to approximately $158,000 in 2011. Research and development expenses are comprised mainly from expenses related to preparations for initiating the phase 2 clinical trial of the rHuEPO drug designed to treat cancer patients with Multiple Myeloma and include, among others, research costs incurred in tracing blood proteins in Multiple Myeloma patients, costs in connection with medical regulation, clinical insurance costs and other medical consulting costs. The decrease in expenses compared to last year is mainly due to the termination of the exclusive right to examine a medical technology relating to the immune system in late 2011. Research and development expenses relating to InterCure from the date of consummation of the transaction through December 31, 2012 were immaterial.

Selling and Marketing Expenses. Sales and marketing expenses in the year ended December 31, 2012 totaled approximately $848,000, originating entirely from InterCure whose financial statements were consolidated with ours as of July 25, 2012. We measure "average contribution" as the ratio between gross profit less direct/online advertising expenses divided by direct/online advertising expenses. Selling and marketing expenses include advertising expenses totaling approximately $415,000 (mainly direct/online advertising expenses) and gross profit amounted to approximately $713,000 (net of amortization of identifiable intangible assets and other PPA), resulting in an average contribution of 72%. Selling and marketing expenses also include expenses relating to a service agreement signed with Giboov of approximately $77,000 and share-based payment of $132,000 for options granted to Giboov. We had no sales and marketing expenses in 2011.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2012 totaled approximately $2,769,000 compared to approximately $1,078,000 for the year ended December 31, 2011. The increase is mainly due to an increase in share-based payments to directors, service providers and employees and expenses related to service providers including, among others, legal, professional and technological consulting fees in connection with the InterCure transaction and filing an application for relisting the ADRs on Nasdaq indicated above. General and administrative expenses attributable to InterCure for the period from the date of consummation of the transaction through December 31, 2012 totaled approximately $321,000 and consist mainly of salary expenses, professional service fees, rent expenses, insurance costs and share-based payments to directors and employees.

Other gains (losses), net. Other gains in the year ended December 31, 2012 totaled approximately $802,000, primarily originating from a gain from a bargain purchase in connection with the InterCure transaction totaling $795,000. Bargain purchase gain is the excess of the fair value of the investment acquired over the fair value of the consideration provided for such purchase in accordance with IFRS 3R, "Business Combinations (Revised)" ("IFRS3R"), as further detailed below. In the year ended December 31, 2011, we derived other gains totaling approximately $12,000.

Finance income, net. Finance income, net for the years ended December 31, 2012 and 2011 totaled approximately $45,000 and $17,000, respectively. The increase in finance income in 2012 compared to 2011 derives mainly from interest income on short-term bank deposits whose carrying amount during 2012 was significantly higher compared to 2011 as a result of the capital raising we completed in March 2012 in a private placement and from the exercise of warrants (series 2) in the period.

Earnings from investment in associate. Earnings from investment in associate totaling approximately $569,000 for the year ended December 31, 2012, arise from our investment in Proteologics which is accounted for according to the equity method. As at December 31, 2012, we held approximately 31.24% of Proteologics' issued and outstanding share capital. On the date of acquisition, we recorded a gain from a bargain purchase totaling approximately $713,000. From the acquisition date November 21, 2012 through December 31, 2012, our share in Proteologics' losses totaled approximately $144,000. There were no earnings from investment in associate in 2011.

“Income Taxes” We had no income tax expense for the years ended December 31, 2012 and 2011 due to losses incurred and we did not recognize any deferred tax benefits, since it is not "more likely than not" that we will be able to generate profits in the future to realize the deferred taxes.

Critical Accounting Policies

Basis of presentation of the financial statements. The financial statements of the Company and its subsidiaries ("the Group") as of December 31, 2013 and for each of the three years in the period ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the International Accounting Standards Board ("IFRS").

The significant accounting policies described below are consistent with those of all periods presented, unless indicated otherwise.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Group's accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 to the annual consolidated financial statements. Actual results could significantly differ from the estimates and assumptions used by the Group's management.

The Company analyzes the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

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

Subsidiaries consolidation and business combinations

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee, has exposure, or rights, to variable returns from involvement in the investee, and has the ability to use its power over the investee to affect its returns.

The Company examines whether it controls another entity even when it does not hold more than 50% of the voting rights, but can control the entity's financial and operating policies by de-facto control. De-facto control can be created under circumstances in which the ratio of the Company's voting rights in the entity to the percentage and dispersion of the holdings of the other shareholders grants the Company the power to control the entity's financial and operating policies.

Subsidiaries are fully consolidated starting from the date on which control therein is attained by the Company. Their consolidation ceases when such control is discontinued.

The Company's accounting treatment of business combinations uses the acquisition method. The consideration transferred for the acquisition of a subsidiary (the “Acquiree”) is calculated as the total of fair values of the assets transferred by the Company, the liabilities incurred against the Acquiree's previous owners and the equity rights issued by the Company. The transferred consideration includes the fair value of each asset or liability arising from a contingent consideration arrangement. The acquisition related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed by the Company in a business combination (excluding certain exceptions prescribed in IFRS 3R, "Business Combinations (Revised)" (“IFRS3R”) are initially measured at fair value on the acquisition date. For each business combination, the Company decides whether to recognize non-controlling interests in the Acquiree which represent existing ownership rights and entitle their holders to a relative portion of the entity's net assets upon liquidation at their fair value or at the relative portion of the existing ownership instruments in amounts recognized for the Acquiree's net identifiable assets. This decision is individually made for each business combination. All the other components of non-controlling interests are measured at fair value on the acquisition date unless another measurement basis is required by IFRS.

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

Intercompany balances and transactions, including revenues, expenses and dividends in respect of transactions between the Group companies, are eliminated. Gains and losses arising from intra-group transactions that have been recognized as assets (such as inventories and property, plant and equipment) are also eliminated. Such intra-group losses may point to the impairment of assets which is tested and accounted for as specified in g below.

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

Brand name and technology acquired in a business combination are recognized at fair value on the acquisition date. Brand name and technology have a finite useful life and are presented at cost net of accumulated amortization and impairment losses. The amortization is calculated using the straight-line method over the expected useful life (9-10 years).

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

5.	Research and development

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

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Purchased merchandise and products - using the "first-in, first-out" method.

Share capital

The Company's Ordinary shares are classified as share capital. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

When we purchase Company shares (treasury shares), the consideration paid, including incremental costs directly attributable to the purchase (less the effect of taxes on income), is deducted from the equity attributable to equity holders of the parent until the shares are eliminated or reissued. When these shares are reissued in subsequent periods, the consideration received, less incremental costs directly attributable to the transaction and less the effect of taxes on income, is included in equity with allocation to the equity attributable to equity holders of the parent and non-controlling interests.

Share-based payment

We operate a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company’s equity instruments. In this framework, we grant employees, from time to time, and at our sole discretion, options to purchase our common shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

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

Provisions

A provision in accordance with IAS 37 is recognized when we have a present obligation (legal or constructive) as a result of past events, likely to be required to use economic resources to settle the obligation and can be reliably estimated. The group recognizes a provision for warranty when the product is sold to the customer or when the service is provided to the customer. Initial recognition is based on past experience. The estimated provision is re-tested every year.

Revenue recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from sale of goods to retail customers:

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date to the customer is usually the date on which ownership passes.

Revenues from sale of goods to distributors:

InterCure sells its products to distributors as well. Revenues from such sales are recognized when InterCure or its subsidiaries deliver the goods to the distributor, when sales channel and selling price are at the distributor's sole discretion, and when there are no ongoing obligations to prevent the distributor from receiving the goods. Revenue is only recognized when goods were delivered to the designated site, risks of loss and damage are transferred to the distributor and distributor had received the goods in accordance with the sales agreement, conditions for receipt of goods had expired or InterCure holds objective evidence that goods receipt criteria had been met.

Sales do not include a finance component, as they are made with a 60 days credit period, considered as consistent with the market in which InterCure operates.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

1.	Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

•	Intangible assets

(i)	In determining the fair value of assets acquired in share-based payment transactions and in testing impairment of these research and development assets, the Company's management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Company is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Company estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management’s past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the asset.

•	Share-based payments - in evaluating the fair value and the recognition method of share-based payment, the Company's management is required to estimate, among other things, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

2.	Judgments that have a critical effect on the adoption of the entity's accounting policies

•	The existence of control over InterCure - the Company’s management has estimated the degree of effect it has in InterCure and has determined that it is able to govern InterCure's financial and operating policies. As of the date hereof, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

Impact of Inflation and Currency Fluctuations

We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as a result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company's treasury's risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for nine to twelve consecutive months from time to time in line with the directives of the Company's Board. InterCure focuses on actions to reduce to a minimum the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management's assessments. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel. Future activities may lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

As of December 31, 2013, if our functional currency had weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been approximately $157,000 higher (2012 - post-tax loss approximately $89,000 lower; 2011 - post-tax loss approximately $30,000 higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to fluctuations in the exchange rate in relation to the NIS in 2013 than in 2012 mainly due to an increase in NIS-denominated cash and receivable balances related to proceeds from the sale of the Company’s investment in Proteologics, late in the third quarter of 2013.

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

On July 14, 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In December 2011, following the enactment of the Law for the Changing the Tax Burden (Legislative Amendments), 2011 (hereafter - "Tax Burden Distribution Law"), the phased reduction in the corporate tax was eliminated, and corporate tax rate in 2012 and thereafter was set to 25%.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government's records. The Law prescribes, among other things, from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

As of December 31, 2013, XTL Biopharmaceuticals Ltd. did not have any taxable income, except for a capital gain from the sale of the investment in Proteologics, which was offset against capital loss carryforwards and current operating losses. As of December 31, 2013, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $28 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date. Also, InterCure has carryforward business losses and capital losses which total approximately $17 million as of December 31, 2013.

In order to obtain tax exemption for the share swap transaction with Bio-Gal pursuant to Sections 104 and 103 of the Israeli Income Tax Ordinance (Revised), 1961, we signed an agreement with the Israeli Tax Authority on July 15, 2010. Below is the summary of the principal conditions for the share swap and the transfer of the intangible asset:

1.	The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 23 million) and approximately NIS 0.7 million (approximately $ 0.2 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.	Any losses incurred by the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.	Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction (“the Lock-up Period”), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the Lock-up Period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the Lock-up Period.

The Lock-up Period ended on December 31, 2012.

It is indicated that the guidance to Sections 104 and 103 to the Israeli Income Tax Ordinance, which deal with restructuring and mergers, impose statutory limitations and various conditions on the entities participating in the change in structure/merger, among other things, restrictions on dilution of holdings from raising by a prospectus or by private placements. The summary of the principles detailed above does not constitute a substitute to the overall articles.

Additionally, on January 1, 2013, Xtepo shareholders decided to engage in a new voluntary lock-up agreement ("New Lock-Up Agreement") for an additional period of 3 years ("New Restriction Period"), according to which selling restrictions shall apply to the shares held by them. Hereunder are the principle restrictions regarding the quantities eligible for sale during the agreement period:

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

The New Lock-up Agreement terminates upon the occurrence of one of the following events: (1) the end of the New Restriction Period as defined above; (2) the shareholders receipt of written notification from the Trustee that the Trustee wishes to terminate their position under the New Lock-Up Agreement within 30 days, and the Company has not found a replacement trustee within the said period; or (3) a majority of the shareholders who are party to the New Lock-Up Agreement agree to terminate the agreement.

Since April 7, 2009, we have not had a “permanent establishment” or activity in the US, and our subsidiaries do not perform any activities in the US. Our board of directors consists of a majority of Israeli residents and our management is domiciled in Israel.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2013, we had received net proceeds of approximately $80.2 million from various private placement transactions, including net proceeds of approximately $1.5 million from the Bio-Gal transaction in August 2010, net proceeds of approximately $45.7 million from our initial public offering in September 2000, net proceeds of approximately $15.4 million from the 2004 placing and open offer transaction, net proceeds of approximately $1.75 million from our public offering on TASE in March 2011 and proceeds of approximately $4.0 million from the exercise of options and warrants.

As of December 31, 2013, we had approximately $4.2 million in cash, cash equivalents, and short-term bank deposits (approximately $3.9 million excluding cash in InterCure), an increase of $0.9 million ($1.6 million excluding cash in InterCure) from December 31, 2012.

Cash flows used in operating activities for the year ended December 31, 2013 totaled approximately $2.5 million, compared to cash flows used in operating activities of approximately $1.5 million for the year ended December 31, 2012. InterCure's share in the cash flows used in operating activities in the years ended December 31, 2013 and 2012 totaled approximately $1 million and $0.4 million, respectively. The increase in cash used in operating activities (excluding InterCure) compared to the corresponding period last year mainly arises from payments made in the period to professional service providers and the payment of bonuses to officers.

Cash flows provided by (used in) investing activities in the year ended December 31, 2013 totaled approximately $3.3 million compared to cash flows provided by (used in) investing activities of approximately $1.2 million in the previous year. The changes between the periods mostly reflect the sale of the investment in an associate and the movement in short-term deposits in the periods.

Cash flows provided by financing activities in the year ended December 31, 2013 totaled approximately $0.3 million, originating from the sale of treasury shares by InterCure and the exercise of warrants (series 2) and non-marketable options in the period. Cash flows provided by financing activities in the year ended December 31, 2012 totaled approximately $4.2 million, originating from the private placement of March 2012 and the exercise of warrants (series 2).

Continuation of our current operations is dependent upon the generation of revenues including revenues from our medical device activity through our consolidated subsidiary InterCure, or additional financial resources through agreements for the monetization of our rHuEPO for Multiple Myeloma, SAM-101 for Schizophrenia, hCDR1 for Lupus or through external financing. The Company has no revenues from drug development operations at this stage and it is dependent on external financing sources. The Company has incurred continuing losses and its entire income at this stage originates from InterCure, a subsidiary which was consolidated for the first time in the 2012 financial statements (following the completion of the transaction of July 2012, see also Note 5 to the consolidated financial statements for the year ended December 31, 2013). In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits will enable the Company to fund its activities through at least the fourth quarter of 2015. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of its existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause the Company to consume capital significantly faster than management's current anticipation and the Company may need to spend more money than currently expected because of, among other things, circumstances beyond its control. InterCure has had recurring losses and presently does not have sufficient cash and other resources to meet its future plans beyond July 2015.  If InterCure is unsuccessful in raising additional financing, it may need to curtail or discontinue operations.

The Company will incur additional losses in 2014 from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to exercise tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2013, 2012 and 2011 substantially derived from costs related to the preparations for the rHuEPO drug clinical trial development plan. As part of those preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients. The Company has expanded the study to additional centers in order to collect additional data beyond the original study plan. The data which was collected in the framework of the preliminary study will be combined, as necessary, in planning and preparing for the implementation of the phase 2 clinical trial which the Company expects to obtain the approval to commence it in the second half of 2014. The costs of such preparations comprise of, among other things, costs in connection with medical regulation, patent registration costs, medical consulting costs and payments to medical centers. Additionally, we had amortization expenses of the exclusive right to examine a medical technology in the field of the immune system in 2011.

hCDR1 for the Treatment of SLE

The Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose. We estimate that the trial will take one year to enroll patients, another year to conduct treatment, and additional time to analyze the results for a total of approximately two and a half years. We estimate the cost for that period at between $12 and $15 million.

rHuEPO for the Treatment of Multiple Myeloma

According to the clinical trial’s preliminary plan received as part of the Bio-Gal transaction, we are planning on performing a prospective, multi-center, double blind, placebo controlled, phase 2 study intended to assess safety of rHuEPO when given to patients with advanced Multiple Myeloma and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to receive approval to commence such trial in the second half of 2014 and we expect it to last two-and-a-half years and its cost is estimated at approximately $2.0 million. We have not yet submitted the preliminary plan, which may be updated, to the authorities and/or the applicable IRB.

While we have begun preliminary discussions with potential clinical sites and third party vendors for the planned study, we have not yet determined the final size and scope of the study, and as a result, we cannot certify the above estimations regarding the clinical trial period and cost to complete the study.

SAM-101 for the Treatment of Schizophrenia

According to the preliminary development plan received as part of the MinoGuard transaction, we plan to perform a multi-center phase 2b clinical trial under the FDA, using our proprietary combination. This preliminary plan is subject to changes in accordance with our regulatory advisors and the FDA/other regulatory agencies, requirements.

The information above provides estimates regarding the costs associated with the current estimated range of time that will be necessary to complete the development phase for hCDR1 for the treatment of SLE, rHuEPO for the treatment of Multiple Myeloma and develop SAM-101 for the treatment of Schizophrenia.

The following table sets forth the research and development costs for the years 2013, 2012 and 2011 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and we estimate that we will incur significant costs on its development in the upcoming years. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Years ended December 31,
	2013	2012	2011

hCDR1	9	-	-
rHuEPO	58	93	70
SAM-101	16	-	-
Anti TNF (Yeda Option)	-	-	88
Other (RESPeRATE, through InterCure)	30	6	-
Total Research and Development	113	99	158

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

F. Tabular disclosure of contractual Obligations

As of December 31, 2013, we had known contractual obligations, commitments and contingencies of approximately $154,000 which relate to our offices and vehicle operating lease obligations, of which approximately $94,000 is due within the next year, with the remaining balance due as per the schedule below.

According to certain vehicle operating lease agreements, we have the sole right to terminate these agreements with 1-2 months paid notice. We also had the sole right to extend the office lease period by additional 24 months. In April 2013 we notified our offices' landlord that we wished to extend the lease agreement, according to the option given to us. The table below reflects our obligations under the extension of the lease period.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operation.

	Payment due by period as of December 31, 2013 (in thousands of US$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	154	94	60	-	-
Total	154	94	60	-	-

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma from Bio-Gal Ltd., we are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. The payment of $350,000 is to be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 in an amount of at least $2 million.

According to the agreement with MinoGuard we are obligated to pay milestone payments to MinoGuard of up to $2.5 million based on development and marketing milestones as well as a 3.5% royalty of our net sales of the product and 7.5%-20% from our third-party out-license receipts, depending on the phase of the drug at the time of an out-license transaction. It should be noted we have the sole discretion to pay any of the above amounts in cash or through an issuance of our shares to MinoGuard.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Amit Yonay	44	Chairman of the Board of Directors
Dafna Cohen	44	Non-Executive and External Director
Jaron Diament	46	Non-Executive and External Director
Marc Allouche	40	Non-Executive Director
David Bassa	52	Non-Executive Director
Josh Levine	49	Chief Executive Officer
David Kestenbaum	49	Chief Financial Officer
Prof. Moshe Mittelman	61	Medical Director

Amit Yonay has served as a director of our company since March 2009. Mr. Yonay has also served as the Chairman of the Board of Directors of InterCure Ltd. since July 2012. Since 2007, he has been actively involved in independent investments primarily in the real estate and capital markets with an emphasis toward distressed asset opportunities. From 2000 to January 2007, Mr. Yonay served as the Head Israeli Sell-Side Analyst with ING Financial Markets (NYSE: ING, Euronext: INGA) in Israel. Mr. Yonay received a BSc in Electrical Engineering from Binghamton University and a MBA from Tel Aviv University in Finance and International Business.

Dafna Cohen has served as a director of our company since March 2009. From 2010 until 2011, she served as director of Global Treasury at Mediamind Technologies (NASDAQ: MDMD). From 2005 to 2009 she served as Director of Investment and Treasurer of Emblaze Ltd. (LSE: BLZ). From 2000 to December 2004, Ms. Cohen was an Investment Manager for Leumi Partners. From 1994-2000, Ms. Cohen worked in the derivatives sector of Bank Leumi. In addition, Ms. Cohen serves as a director of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY) since November 2009. Ms. Cohen has served as a Director at Europort (TASE: ERPT.B1) since January 2012. From March 2011 to July 2012 Ms. Cohen was a director of Inventech Central (TASE: IVTC). Ms. Cohen received a BA in economics and political science and a MBA in finance and accounting from Hebrew University, Jerusalem.

Jaron Diament has served as a director of our company since March 2009. He has served as the Chief Executive Officer of Tagor Capital Ltd., a public real estate investment company (TASE: TGCP), and a board member of all of its non-Israel real estate investments since December 2009. From September 2006 to December 2009, Mr. Diament served as Chief Financial Officer of Tagor Capital Ltd. In addition, Mr. Diament has served as an external director of Mega Or Holdings Ltd. (TASE: MGOR) since September 2007 and served as an independent director in Jobookit Holdings Ltd. (TASE: JBKT) from May 2011 until July 2012. Mr. Diament received a BA in economics and accounting from Tel Aviv University.

Marc Allouche has served as a director of our company since March 2009. He is the founder and managing partner of NFI Blue Consulting, an investment banking & business advisory firm. NFI focuses on creating and advising Israel-related investment and business opportunities on a world wide scale, with particular expertise on the Israel-Europe axis, and this notably within two asset classes: private equity and real estate. Previously, he served as the head of the Alternative Investments Division of Harel Insurance Investments & Financial Services Ltd., from 2008 to 2009, focusing on private equity and real estate investments. From 2006 to 2007, Mr. Allouche served as Executive Vice President of investments & strategic development of SGPA, a French private equity group and, concurrently, was CEO of one of its portfolio companies, operating in the retail sector in France, for turnaround purposes. From 2002 to 2005, Mr. Allouche was founder and managing director of the Private Equity Advisory Group of Russel Bedford International, in charge of international corporate finance, transaction services and restructuring advisory services. From 2000 to 2001, Mr. Allouche served as Vice President at Nessuah Zannex Venture Capital Company Ltd., in strategic alliance with US Bancorp Piper Jaffray, managing a life sciences venture capital fund and, concurrently, was also managing director of one of its med-tech portfolio companies for turnaround purposes. From 1998 to 2000, Mr. Allouche was involved in the creation and the management of the Technology Group of KPMG International - Somekh Chaikin in Israel, a corporate finance division dedicated to high-tech and biotech companies. From 1996 to 1998, Mr. Allouche was a Senior Consultant at the Audit and the Transaction Services divisions of Price Waterhouse in Paris. Mr. Allouche received a BA in economics and a MBA with a major in corporate finance and accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France.

David Bassa has served as a director of our company since November 2013. He is the CEO and co-founder of Sela Software Ltd., a leading knowledge center and software house for the high-tech and IT industry, since 1990. In 2000, Mr. Bassa founded Bio-Gal, a biopharmaceuticals company which subsequently merged into XTL, for the purpose of developing Erythropoietin (EPO) for the treatment of Multiple Myeloma. Mr. Bassa graduated with a B.A in Economics from Bar-Ilan University and an M.Sc in Computer Science studies (without thesis), also from Bar-Ilan University. Mr. Bassa was twice awarded the President Excellency Award (1981, 2002) and managed the Israeli branch of the international AIESEC organization, of which he is a Hall of Fame member.

Josh Levine was appointed Chief Executive Officer of XTL in October 2013. Mr. Levine was the Chief Executive Officer of Proteologics Ltd. (TASE: PRTL) from January 2011 until October 2013. Previously, from September 2008 until September 2010, he was Chairman of the Board of Proteologics Ltd. Concurrently, he was Senior Director at Teva Innovative Ventures responsible for, among other things, business development as well as alliance management for the unit. He had also held several executive positions within venture capital funds and boutique investment banks. Previously, he was a corporate attorney at a large New York City law firm. Mr. Levine holds a JD degree from Columbia University Law School and a BA degree in Chemistry from Yeshiva University.

David Kestenbaum was appointed Chief Financial Officer of our Company in January 2014. Before joining XTL, he served as CFO of Zenith Solar Ltd., a start-up company involved in the development and deployment of innovative solar energy technology from 2010 to 2012. Prior positions include Finance Director of Colbar Lifescience Ltd., a medical device/biotech company and division of Johnson and Johnson (NYSE:JNJ) from 2007 to 2010, CFO of ZAG Industries Ltd., a division of The Stanleyworks (NYSE:SWK) from 2003 to 2007, and CFO and other senior financial positions at affiliates of Unilever NV (NYSE: UN) in the US and Israel. He worked in public accounting at PriceWaterhouseCoopers in NY from 1986 to 1990. Mr. Kestenbaum is a US Certified Public Accountant and holds a BSc in Accounting from Yeshiva University (NY), and a MBA in Finance and International Business from Columbia University (NY).

Prof. Moshe Mittelman has served as the Medical Director of our company since August 2010. He is also a Hematology consultant and Director of the Department of Medicine at the Tel Aviv Sourasky (Ichilov) Medical Center, Israel. Since 1997, Moshe has been Clinical Associate Professor of Medicine at the Sackler School of Medicine, Tel Aviv University. A well-known hematologist focusing on cancer and erythropoietin (EPO) research, Prof. Mittelman was one of the first hematologists to apply rHuEPO in the clinical practice, which allowed him to make the pioneering observation of prolonged survival in Multiple Myeloma rHuEPO-treated patients. This led to extensive research both in the lab as well as with patients, showing previously unrecognized immune effects to EPO. This research project has resulted in a series of scientific papers published in prestigious journals. Prof. Mittelman is also a well-known speaker in international conferences. Prof. Mittelman’s work led to the founding of Bio-Gal, Ltd. which has now merged with XTL. Prof. Mittelman has also served as President of the Israel Society of Internal Medicine, Secretary of the Israel Society of Hematology and a Hematology Consultant for the Israel Ministry of Health. Prof. Mittelman is also a consultant to various biotech companies. From 2008-2010, he served as a member of the national committee of the Health Basket in Israel. From 2007 until 2013, Prof. Mittelman served as a director of Gaon Holdings Ltd. (TASE: GAON), a public holding company.

Employment Agreements

Joshua Levine

We have an agreement dated as of September 11, 2013, as amended on January 30, 2014, between the Company and Mr. Joshua Levine, our Chief Executive Officer (“CEO”). The agreement shall take effect from the date of approval at the Company's general meeting of shareholders on March 10, 2014, and will continue for a three-year term as of that date. Mr. Levine commenced his term as CEO on October 15, 2013 and will be entitled to a monthly gross base salary of NIS 40,000 (NIS 480,000 annually), which shall be paid retroactively, effective from said commencement date. Either party may terminate the agreement upon three months’ advance written notice during the first year of the agreement and 4 months’ advance written notice thereafter.

Upon the successful completion of cash fund raising of at least US$3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than 50% of the outstanding voting securities), as long as Mr. Levine is appointed as such entity's CEO, during the thirty six month period from the date of the agreement, the Company will pay Mr. Levine a bonus equal to 1% of the above the fund raising amount, up to a maximum aggregate amount of US$200,000 in any calendar year. In the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity's CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine shall be entitled to payment of 1% of the cash actually received by the Company in such transaction, up to an aggregate maximum amount of US$200,000 in any calendar year. In the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity's CEO, receives payment in connection with payments made to finance specific research and development activity, Mr. Levine shall be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of US$200,000 in any calendar year and per single research and development funding. The aggregate of all such bonuses paid to Mr. Levine in any calendar year cannot exceed US$300,000.

In consideration for his service as the Company's CEO, Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a Company vehicle. He will also be entitled to an allotment of 1,500,000 non-marketable stock options, without charge, exercisable into 1,500,000 ordinary shares of the Company, NIS 0.1 par value each, subject to the adjustments specified in the Company's option plan (the "Options"). Assuming that the full amount of options is exercised, the shares deriving from the said exercise will constitute 0.64% of the issued and paid up capital, and 0.58% on a fully diluted basis. It should be noted that Mr. Levine does not hold any securities of the Company. The exercise price of 600,000 of the Options is NIS 0.60 each, non-linked, reflecting a price higher than the average share price in the 30 days preceding the date of the Board of Directors' resolution. The exercise price of 900,000 of the Options is NIS 0.90 each. Mr. Levine will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a maturity period of 36 months, such that 1/12 of the Options granted to him will mature at the end of each consecutive calendar quarter following the grant date. Following the lapse of 36 months, all the Options may be exercised by him, subject to Mr. Levine continuing to serve in his position as CEO during that period.

Ronen Twito

On December 30, 2013, the Company received notification from Mr. Ronen Twito that he wished to cease his service as the Company’s CFO and Deputy CEO. Mr. Twito’s employment with the Company ends on April 5, 2014.

David Kestenbaum

We have an agreement dated as of January 9, 2014, effective as of January 5, 2014, between the Company and Mr. David Kestenbaum, our Chief Financial Officer (“CFO”). At a time to be determined by the CEO and at the CEO’s discretion, Mr. Kestenbaum shall be responsible for the financial and accounting management of the Company. The agreement shall remain in effect for a three-year term as of the effective date. Mr. Kestenbaum is entitled to a monthly gross base salary of NIS 33,000 (NIS 396,000 annually). The agreement may be terminated by either party without cause at any time upon 60 days’ prior written notice.

Upon the successful completion of fund raising of at least US$ 3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by the Company within a period of three years as of the effective date and, as long as Mr. Kestenbaum is employed by the Company as CFO, Mr. Kestenbaum shall be granted with a one-time bonus payment equal to 0.6% of the funds raised, and up to maximum aggregate payment of US$120,000 per year. Upon the successful completion of a transaction made by the Company or any of its fully owned subsidiaries or any entity in its control receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payment, as long as the Mr. Kestenbaum is employed by the Company as CFO, Mr. Kestenbaum shall be granted with a one-time payment equal to 0.5% of the transaction amount actually received by the Company in such Transaction, whether as upfront payments, milestone payments or payments of any other form, and up to maximum aggregate payment of US$100,000 per year. Upon the successful completion of a research and development funding in the Company, Mr. Kestenbaum shall be granted a one-time bonus payment equal to 0.4% of the funding amount, and up to a maximum aggregate payment of US$75,000 per year. The aggregate of all such bonuses paid to Mr. Kestenbaum in any calendar year cannot exceed US$150,000.

Mr. Kestenbaum is entitled to pension and severance benefits, managers’ insurance as commonly acceptable for office holders and use of a Company car. There is a non-compete clause surviving one year after the termination for any reason of his employment. Mr. Kestenbaum shall be issued 750,000 options to purchase 750,000 ordinary shares of the Company of nominal value of NIS 0.1 each, available through the Company's ESOP, at an exercise price of NIS 0.5328 per share. The Options shall vest and become exercisable on a quarterly basis, over a period of 36 months thereafter for as long as Mr. Kestenbaum’s employment with the Company has not terminated.

David Grossman

On September 11, 2013, the Company's Board received notification from Mr. David Grossman that he wished to terminate his position as the Company’s CEO. A non-complete clause for a period of one year survives Mr. Grossman’s termination. On November 7, 2013, the Company was notified of Mr. David Grossman's resignation from the Company's Board. On November 10, 2013, InterCure reported that on November 7, 2013, Mr. David Grossman announced the termination of his tenure as director of InterCure. Mr. Grossman’s employment with the Company ended on February 15, 2014.

Moshe Mittelman

We have an agreement dated July 12, 2010, and effective as of August 27, 2010, with Prof. Moshe Mittelman, our Medical Director. Prof. Mittelman is entitled to a monthly fee of $2,500. His entitlement began 90 days after the date of completion of the Bio-Gal transaction, i.e., November 3, 2010. The agreement is limited to the date of successful completion of the phase 2 clinical trial of rHuEPO. A “successful completion of the phase 2 clinical trial” is defined as: six (6) months after the trial of rHuEPO on the last patient in accordance with trial protocol, or on an earlier date if XTL notifies Yeda of XTL’s desire to discontinue the trial. In August 2010, our Board of Directors approved the agreement as well as the grant of options to Prof. Mittelman to purchase a total of 640,000 ordinary shares at an exercise price of NIS 0.1 per share. These options were vested over a twenty four-month period, on a monthly basis, commencing from August 27, 2010.

C.	Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2013 (9 persons) was approximately $0.6 million. This amount includes payments of approximately $0.1 million made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers. This amount also includes a bonus payment totaling approximately $35,000 to Mr. Ronen Twito, the former CFO and Deputy CEO of the Company, based on agreements signed with him regarding fundraising during the period.

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

In March 2012, we granted to our external directors, Mr. Diament Jaron and Ms. Dafna Cohen, 150,000 options each to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 19, 2012, exercisable at an exercise price of NIS 0.58633 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% shall vest and be exercisable on a monthly basis, commencing from the date of the mentioned shareholders meeting, for the duration of two years.

In March 2009, pursuant to a shareholders’ meeting, the monetary compensation was set for each of Mr. Grossman, Mr. Shweiger, Mr. Allouche, Mr. Yonay, Mr. Diament and Ms. Cohen as follows: annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person or held by teleconference, $187.5 for unanimous board resolutions and reimbursement of reasonable out-of-pocket expenses. Mr. Grossman served as the Company's Chief Executive Officer from February 11, 2009 until his effective resignation in October 2013 and was entitled to a compensation package as detailed above in the Employment Agreements paragraph, and therefore was not entitled to a director’s fee.

We granted to three of our directors, Mr. Yonay, Mr. Shweiger (former director) and Mr. Allouche, 150,000 options each, to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 2, 2010, exercisable at an exercise price of NIS 0.298 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% shall vest and be exercisable on a monthly basis, commencing from March 2, 2010, for the duration of two years. On November 22, 2010, Mr. Shweiger ceased his directorship in the Company and therefore 63,747 of the total options granted to him were forfeited. Upon his departure, Mr. Shweiger exercised the vested 86,253 options. As of the date hereof, all options granted to Mr. Yonay and Mr. Allouche have vested, and have yet to be exercised. Vested options may be exercised until March 1, 2020.

On September 3, 2012, in a special meeting of InterCure's shareholders, 75,000 share options to purchase 75,000 InterCure ordinary shares were allocated to Mr. Yonay. The exercise price of these share options is NIS 0.54. These options shall vest over a three-year period on a quarterly basis (12 quarters), commencing the effective date for as long as Mr. Yonay’s directorship in InterCure is not terminated.

For further details regarding share options granted to our employees, directors and service providers, see Note 20 to the consolidated financial statements for the year ended December 31, 2013.

In accordance with the requirements of Israeli Law, we determine our directors’ compensation in the following manner:

•	first, our compensation committee reviews the proposal for compensation.

•	second, provided that the compensation committee approves the proposed compensation, the proposal is then submitted to our Board of Directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and

•	finally, if our Board of Directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done in connection with our shareholders’ general meeting.

The approval of a majority of the shareholders voting at a duly convened shareholders meeting is required to implement any such compensation proposal.

D.	Board practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of five members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are Amit Yonay (chairman of the nomination committee), Jaron Diament (chairman of the audit committee) and Dafna Cohen. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In July 2011, at an annual general meeting of our shareholders, Amit Yonay, Marc Allouche, and David Grossman were re-elected to serve as directors of our company. Dafna Cohen and Jaron Diament were elected to serve as external directors of our company at the March 2009 extraordinary general meeting. Dafna Cohen and Jaron Diament are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in March 2012. On March 19, 2012 at an annual general meeting of our shareholders, Amit Yonay, Marc Allouche and David Grossman were re-elected to serve as directors of our company until the next shareholders meeting and our external directors, Dafna Cohen and Jaron Diament, were re-elected to serve as external directors of our company for an additional period of three years. After this date, the external directors term of service may be renewed for an additional three-year term. On November 7, 2013, David Grossman resigned from his position as a director and Mr. David Bassa was appointed in his stead.

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

There are no service contracts or similar arrangements with any director that provide for benefits upon termination of a directorship.

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

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders or other shareholders who have a personal interest in such election voted at the meeting, vote in favor of election of the director, with abstaining votes not being counted in this vote; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for two additional three-year terms. An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Dafna Cohen and Jaron Diament serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our committee for the approval of financial statements, our nomination committee and our compensation committee.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors. The chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not serve as members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Financial Statement Examination Committee

The Israeli Companies Law regulations require each public company to appoint a committee that examines the financial statements (the “Committee”) which shall be compounded from at least three (3) members, of which the majority among them shall be independent directors and the Committee's Chairman shall be an external director. The Committee's duties are, among other things, to examine the Company's financial statements and to recommend and report to the board of directors of the Company regarding any problem or defect found in such financial statements.

In addition to the above-said, all of the Committee's members must meet the following requirements:

•	All members shall be members of the board of directors of the Company.

•	At least one of the Committee's members shall have financial and accounting expertise and the rest of the Committee's members must have the ability to read and understand financial statements.

The Company is in full compliance with the requirements outlined above.

According to a resolution of our Board of Directors, the Audit Committee has been assigned the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the Audit Committee holds separate meetings, prior to the scheduled meetings of the entire Board of Directors, regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the Company; (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditors are invited to attend all meetings of the Audit Committee when it is acting in the role of the financial statements examination committee.

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

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company. The approval of the compensation committee is required in order to approve terms of office and/or employment of office holders. The Company's Compensation Policy was duly approved on November 19, 2013.

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

The roles of the compensation committee are, among other things, to: (i) recommend to the board of directors the Compensation Policy for office holders and recommend to the board once every three years the extension of a Compensation Policy that had been approved for a period of more than three years; (ii) recommend to the directors any update of the Compensation Policy, from time to time, and examine its implementation; (iii) decide whether to approve the terms of office and of employment of office holders that require approval of the compensation committee; and (iv) decide, in certain circumstances, whether to exempt the approval of terms of office of a chief executive officer from the requirement of shareholder approval.

The Compensation Policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an "interested party" in the proposed resolution, or the shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the Compensation Policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the Compensation Policy is in the best interest of the company.

Amendment no. 20 details the considerations that should be taken into account in determining the Compensation Policy and certain issues which the Compensation Policy should include.

Mr. Jaron Diament is the chairman of our compensation committee. Mr. Marc Allouche and Mrs. Dafna Cohen serve as the other members of our compensation committee.

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

E.	Employees

As of the date hereof, the Company had three full-time employees, and three part-time service providers (one of whom is an officer). As of the same date InterCure had five full-time employees and service providers and one part-time service provider. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

For the years ended December 31, 2013, 2012 and 2011, the number of our full-time employees engaged in the specified activities, by geographic location, are presented in the table below.

	Years ended December 31,
	2013*	2012*	2011

Research and Development
Israel	-	-	-
US	-	-	-
	-	-	-

Selling and Marketing
Israel	3	-	-
US	1	-	-
	4	-	-

Financial and general management
Israel	7	3	3
US	1	-	-
	8	3	3

Total	12	3	3
Average number of full-time employees	12	3	3

* Includes the employees in InterCure, which was consolidated for the first time since July 25, 2012. The average number was calculated based on InterCure's employees during the full year.

E. Share Ownership

The following table sets forth certain information as of March 31, 2014, regarding the beneficial ownership of our directors and executive officers.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of March 31, 2014	Total ordinary shares beneficially owned including options	Percent of ordinary shares beneficially owned
Amit Yonay Chairman of the Board	—	150,000[2]	150,000	*

Marc Allouche Director	—	150,000[2]	150,000	*

Dafna Cohen External Director	—	150,000[3]	150,000	*

Jaron Diament External Director	—	150,000[3]	150,000	*

David Bassa Director	21,705,987	—	21,705,987	8.45%

Josh Levine Chief Executive Officer	—	250,000[4]	250,000	*

David Kestenbaum Chief Financial Officer	—	62,500[5]	62,500	*

Moshe Mittelman Medical Director	5,562,715	640,000[6]	6,202,715	2.46%

All directors and executive officers as a group (8 persons)	27,268,702	1,740,000	29,008,702	11.1%

(1)	Options to purchase ordinary shares
(2)	150,000 options at an exercise price of NIS 0.298 per ordinary share of NIS 0.1 par value, exercisable until March 1, 2020.
(3)	150,000 options at an exercise price of NIS 0.58633 per ordinary share of NIS 0.1 par value, exercisable until March 18, 2022.
(4)	100,000 options at an exercise price of NIS 0.6 per ordinary share of NIS 0.1 par value, and 150,000 options at an exercise price of NIS 0.9 per ordinary share of NIS 0.1 par value, all exercisable until January 29, 2024.
(5)	62,500 options at an exercise price of NIS 0.5328 per ordinary share of NIS 0.1 par value, exercisable until December 29, 2023.
(6)	640,000 warrants (series 2) at an exercise price of NIS 0.1 per ordinary share of NIS 0.1 par value, exercisable until August 26, 2020.

*	Represents less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 20 of our consolidated financial statements for the year ended December 31, 2013.

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

As of December 31, 2013, we have granted to employees, directors and consultants options that are outstanding to purchase up to 8,038,000 ordinary shares of NIS 0.1 par value, pursuant to two share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2011, at an exercise price between $0.0198 and $4.655 per ordinary share of NIS 0.1 par value. Up to 2,200,000 options of NIS 0.1 par value were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares of NIS 0.1 par value, as well as forfeited and expired options that reverted to the pool due to departure of employees. As of December 31, 2013, 60,000 options were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a three or two year period. As of December 31, 2013, 60,000 options were fully vested. On May 2, 2011, the 2001 Share Option Plan expired and no options may be granted under this plan.

2011 Share Option Plan

On August 29, 2011, the Company's Board of Directors approved the adoption of an employee stock option scheme for the grant of options exercisable into shares of the Company according to section 102 to the Israeli Tax Ordinance ("2011 Plan"), and to maintain up to 10 million shares in the framework of the 2011 Plan, for options allocation to employees, directors and Company consultants.

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by the Company and the abovementioned section 102, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by the Company's Board of Directors on the date of the actual allocation. As of December 31, 2013, we have granted 7,858,000 share options under the 2011 Plan at an exercise price between $0.15 and $0.36 per ordinary share of NIS 0.1 par value.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 120,000 of NIS 0.1 par value outstanding options as of December 31, 2013, which were granted to consultants and a member of our Scientific Advisory Board, not under an option plan during 2011. The options were granted at an exercise price of $0.15. As of December 31, 2013, 120,000 options of NIS 0.1 par value were fully vested.

For further details regarding share options granted to our employees, directors and service providers, see Note 20 to the consolidated financial statements for the year ended December 31, 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

As of December 31, 2013, there were 1,978,930 ADRs outstanding, held by 4 record holders, whose holdings represented approximately 16.99% of the total outstanding ordinary shares, of which 2 record holders were in the US.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 232,894,900 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch(1)(2)(3)	41,139,256	17.66%
David Bassa(2)	21,705,987	9.32%
Shalom Manova(2)	17,136,242	7.36%

(1)	22,152,007 of our ordinary shares are held through Green Forest Ltd., which to the best of our knowledge is held jointly by Alexander Rabinovitch and Sagit Rabinovitch.

(2)	Alexander Rabinovitch, David Bassa and Shalom Manova hold our shares since August 3, 2010 as part of the completion of the Bio-Gal transaction.

(3)	In addition to his holding as stated in the table above, Mr. Alexander Rabinovitch, through Green Forest Ltd., holds 573,750 warrants (series 2). Each warrant (series 2) is exercisable into one ordinary share of NIS 0.1 par value from the date of registration for trade on the Tel-Aviv Stock Exchange (March 9, 2011) until October 28, 2014, at an exercise price equal to NIS 1.0 per share, linked to the US dollar. On a fully diluted basis, assuming exercise of all outstanding warrants, the total holding shall represent 16.21% of the share capital of the Company.

B.	Related Party Transactions

To our knowledge, there are no related party transactions existing as of March 31, 2014.

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

Significant Changes

On February 21, 2013 and after the reporting date, the Company's special general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013 the Court approved the decision to extend the exercise price of the warrants. On January 14, 2014, the general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company resolved to approve the extension of the term of warrants (series 2) of the Company until October 28, 2014, in accordance with the request for a settlement filed with and granted by the Tel-Aviv-Jaffa district court.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

On June 1, 2012, the Company filed an application for relisting its ADRs on The Nasdaq Stock Exchange. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company's application to relist its ADRs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company's ADRs began trading on Nasdaq under the ticker symbol “XTLB”.

American Depositary Shares

The following table presents, for the periods indicated, the high and low market closing prices for our ADRs as reported on the Nasdaq Stock Market from September 1, 2005 until April 16, 2009, on the Pink Sheets from April 17, 2009 until July 14, 2013, and on Nasdaq from July 15, 2013 to the present. For convenience of the readers of this report, the data below was adjusted so that all the quotes of our ADRs price would represent the current ADR-NIS 0.1 par value ordinary share ratio, meaning 1:20.

	US Dollar
	High	Low
Last Six Calendar Months
March 2014 (until March 28, 2014)	4.01	3.55
February 2014	4.30	3.43
January 2014	3.80	2.73
December 2013	4.00	2.24
November 2013	5.37	3.80
October 2013	5.49	4.93
Financial Quarters During the Past Two Full Fiscal Years
First Quarter of 2014 (until March 28, 2014)	4.30	2.73
Fourth Quarter of 2013	5.49	2.24
Third Quarter of 2013	7.00	5.28
Second Quarter of 2013	6.35	4.95
First Quarter of 2013	7.42	5.80
Fourth Quarter of 2012	7.80	5.66
Third Quarter of 2012	8.50	5.15
Second Quarter of 2012	6.90	4.7
First Quarter of 2012	6.95	3.00
Full Five Financial Years
2013	7.42	2.24
2012	8.50	3.00
2011	5.40	2.00
2010	4.70	0.55
2009	3.10	0.55

The following table sets forth, for the periods indicated, the high and low closing prices of the NIS 0.1 par value ordinary shares (after the 1:5 share consolidation which was resolved on June 22, 2009) on the Tel-Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.498 New Israeli Shekel per US Dollar, as of March 28, 2014 according to the Bank of Israel.

	New Israeli Shekel		US Dollar
	High	Low	High	Low
Last Six Calendar Months
March 2014 (until March 28, 2014)	0.725	0.590	0.207	0.169
February 2014	0.733	0.584	0.210	0.167
January 2014	0.640	0.469	0.183	0.134
December 2013	0.651	0.383	0.186	0.109
November 2013	0.857	0.652	0.245	0.186
October 2013	0.974	0.866	0.278	0.248
Financial Quarters During the Past Two Full Fiscal Years
First Quarter of 2014 (until March 28, 2014)	0.733	0.469	0.210	0.134
Fourth Quarter of 2013	0.974	0.383	0.278	0.109
Third Quarter of 2013	1.259	0.978	0.360	0.280
Second Quarter of 2013	1.143	0.905	0.327	0.259
First Quarter of 2013	1.348	1.079	0.385	0.308
Fourth Quarter of 2012	1.439	1.118	0.411	0.320
Third Quarter of 2012	1.675	0.989	0.479	0.283
Second Quarter of 2012	1.218	0.858	0.348	0.245
First Quarter of 2012	1.230	0.521	0.352	0.149
Full Five Financial Years
2013	1.348	0.383	0.385	0.109
2012	1.675	0.521	0.479	0.149
2011	0.950	0.414	0.272	0.118
2010	0.681	0.193	0.195	0.055
2009	0.594	0.020	0.170	0.006

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

The term personal interest is defined under the Israeli Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Israeli Companies Law, an extraordinary transaction which requires approval is defined any of the following:

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

ORDINARY SHARES

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

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders, to which we need to add an additional three days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than seven days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting. All shareholders who are registered in our registrar on the record date, or who will provide us with proof of ownership on that date as applicable to the relevant registered shareholder, are entitled to participate in a general meeting and may vote as described in “Voting Rights” and “Voting by Proxy and in Other Manners,” below.

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting in which a quorum is present have the power to elect all of our directors, except the external directors whose election requires a special majority.

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

AMERICAN DEPOSITARY RECEIPTS

We have issued and deposited ordinary shares with Bank Hapoalim B.M., The Bank of New York’s custodian in Tel Aviv, Israel. The Bank of New York in turn issued American Depositary Receipts, or ADRs, representing American Depositary Shares, or ADSs. One ADR represents an ownership interest in twenty of our ordinary shares. Each ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286, U.S.A. Their principal executive office is located at One Wall Street, New York, NY 10286, U.S.A.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled “Where You Can Find More Information.”

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any approval from any government or agency thereof is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under U.S. law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

Rights to receive additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the U.S. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian; or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Israeli law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions, it will deem you to have instructed it to give a discretionary proxy to vote the shares underlying your ADRs to a person designated by us provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform The Bank of New York that (x) we do not wish such proxy given, (y) substantial opposition exists, (z) such matter materially affects the rights of the holders of the shares underlying the ADRs.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Rights of Non-Israeli Shareholders to Vote

Our ADRs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADRs by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the State of Israel.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADRs (or portion thereof)	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property. Each cancellation of an ADR, including if the agreement terminates.
$0.05 (or less) per ADR	Any cash payment.
Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares.
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars. Cable, telex and facsimile transmission expenses. Servicing of shares or deposited securities.
$0.02 (or less) per ADR per calendar year (if the depositary has not collected any cash distribution fee during that year)	Depositary services.
Taxes and other governmental charges	As necessary The Bank of New York or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes.
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares;

The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Reclassify, split up or consolidate any of the deposited securities;
Distribute securities on the shares that are not distributed to you; or
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or takes any similar action.

Amendment and Termination

We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within ninety days. In both cases, The Bank of New York must notify you at least ninety days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either exercises discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, The Bank of New York may require payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the:

•	transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York or our books are closed, or at any time if The Bank of New York or we think it advisable to do so. You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of prerelease, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection of Books of the Depositary

Under the terms of the agreement, holders of ADRs may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than either our business or a matter related to the deposit agreement or ADRs.

Book-Entry Only Issuance - The Depository Trust Company

The Depository Trust Company, or DTC, New York, New York, will act as securities depository for the ADRs. The ADRs will be represented by one global security that will be deposited with and registered in the name of Cede & Co. (DTC’s partnership nominee), or such other name as may be requested by an authorized representative of DTC. This means that we will not issue certificates to you for the ADRs. One global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the ADRs. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act . DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is, in turn, owned by a number of DTC’s direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

When you purchase ADRs through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the ADRs on DTC’s records. Since you actually own the ADRs, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the ADRs. DTC’s records only show the identity of the direct participants and the amount of ADRs held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

We will wire dividend payments to DTC’s nominee, and we will treat DTC’s nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the ADRs held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

ADRs represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the ADRs to be represented by a global security.

If the book-entry only system is discontinued, the transfer agent will keep the registration books for the ADRs at its corporate office.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Material Contracts

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal”), a Gibraltar private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. Multiple Myeloma is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda Research and Development Company Ltd. (“Yeda”) upon the earlier of (i) six months from the successful completion of the Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of at least $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See note 14c to the consolidated financial statements: Intangible Asset).

MinoGuard Ltd.

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we shall acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard's entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we shall develop and commercialize MinoGuard's technology for the treatment of psychotic disorders focusing on Schizophrenia. Under the agreement, we are to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard's technology, with no limitations for a specific disorder. In consideration, we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we have paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of license.

The term of the license commenced upon the signing of the license agreement will be an unlimited period. Upon the expiration of the last payment obligation of XTL the license will be considered perpetual and fully paid up.

The license may be terminated by either XTL without cause upon 30 days’ notice, or by the licensor for no commercial progress in the event that by the date of June 30, 2013 commencement of phase 2 clinical trial with respect to the licensed product has not occurred, we have not entered into a Sublicense Agreement with a substantial third party or we have not paid the annual license fee.

hCDR1

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop, and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE, among other indications. In consideration, the Company is responsible for a patent expense reimbursement in six installments totaling approximately $400,000. The Company is required to make milestone payments of $2.2 million: $200,000 upon starting Phase III, $1 million upon U.S. Food and Drug Administration approval and $250,000 for regulatory approval in each of China and three of the European Union’s Group of Six. In addition, the Company will pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever the Company receives from any sub-licensee.

Lupus is a debilitating disease affecting approximately five million people worldwide. hCDR1, is a peptide and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries ("Teva"), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial called the PRELUDE trial. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1. We estimate that the trial will take one year to enroll patients, another year to conduct treatment, and additional time to analyze the results for a total of approximately two and a half years. We estimate the cost for that period at between $12 and $15 million.

InterCure Ltd.

On June 13, 2012, we entered into an agreement with InterCure under which, subject to carry out a contemplated debt settlement before the transaction, InterCure will convert all of its debts into Ordinary shares of InterCure based on the distribution mechanism determined in conjunction with its debtors (including its employees). The Company will acquire control over InterCure in consideration for investing in InterCure an aggregate amount of approximately $ 2.7 million, subject to adjustments, as detailed below. Also, in addition to the Company's investment in InterCure, Medica Fund will invest approximately $ 630,000 in InterCure (subject to adjustments).

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

In addition, the Company provided InterCure an amount of approximately $150,000 in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held about 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $460,000.

Further, the Company and Medica Fund provided InterCure a loan of $500,000 (the Company's share is $ 330,000) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure rose to approximately 23.69% of the issued and outstanding share capital of InterCure (about 18.61% on a fully diluted basis, as of the date of the loan's conversion). On May 16, 2013, the Company converted the loan it provided InterCure into 7.620,695 ordinary shares of Intercure, as predetermined in the acquisition agreement. Following said conversion, and as of the date of this report, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital (36.69% on a fully diluted basis).

In October 2012, InterCure granted 20,185,184 performance contingent options (exercisable into 20,185,184 Ordinary shares with no par value) to Giboov (see details below).

Agreement with Giboov Ltd., a Provider of Online Marketing and Sales Services

On September 24, 2012, InterCure announced the signing of a three-year non-exclusive strategic service agreement with Giboov, a private company wholly-owned by Messrs. Shay Ben-Yitzhak and Avner Yassur, for the provision of online marketing and sales services of InterCure's products.

In the context of the strategic agreement, Giboov will be allocated up to 20,185,184 unlisted stock options that are exercisable into shares of InterCure for an exercise price (dividend adjusted) of NIS 0.54 per stock option which will vest according to Giboov's compliance with annual sales targets. In the context of the strategic agreement, Giboov's shareholders were given a put option to sell to InterCure Giboov's entire share capital for a period of 18 months from the effective date of the strategic agreement. On the date of signing the strategic agreement, InterCure was granted a call option to purchase Giboov's entire share capital for a period of one year from the effective date of the strategic agreement. The agreement's allocation items were approved by the general meeting of InterCure's shareholders on October 28, 2012. InterCure will be able to cancel the agreement if Giboov fails to meet the sales targets prescribed in the strategic agreement effective from March 2014 or in the event of a material breach of the agreement, fraud, damage etc. For further details regarding the agreement with Giboov, see note 18(a) to the consolidated financial statements.

On January 20, 2014, InterCure announced that it had entered into an agreement with Giboov to terminate the Strategic Service Agreement, effective as of January 31, 2014. Consequently, all 20,185,184 non-marketable stock options for the purchase of InterCure shares, which were granted to Giboov under the Strategic Service Agreement, had expired on March 1, 2014. Following said expiration, Giboov holds no such non-marketable stock options.

Agreement with Universal McCann Israel, Ltd., a Provider of Online Marketing and Sales Services

On January 23, 2014, InterCure announced that it has agreed to retain the services of Universal McCann Israel, Ltd. (“McCann”) in which McCann will provide professional services relating to the promotion and marketing of InterCure’s products via the internet for a period of three years effective February 1, 2014. According to the new agreement, InterCure shall pay McCann a monthly fee in exchange for online marketing services, ranging between $8,000 and $13,000, and contingent upon achievement of sales targets.

Manufacturing agreement with a subcontractor

As of the date of this report, the Chinese manufacturer of the device is the exclusive supplier of the Ultra versions. The Chinese manufacturer is a company registered in Hong Kong which holds manufacturing plants in Shenzhen, China. According to the turnkey manufacturing agreement, the entire manufacturing process is performed by the Chinese manufacturer, including the purchase of raw materials and components from suppliers, and the supply of a finished product to InterCure. The Chinese manufacturer is restricted to entering into engagements with suppliers approved by InterCure only and is in charge of supervising the quality of the raw materials and components supplied by it in accordance with InterCure's specifications. The Chinese manufacturer manufactures according to order forecasts delivered by InterCure from time to time and is committed to providing InterCure reasonable advance notice if any shortage of raw materials and/or components is expected in the market or in a specific supplier. The timeframe in which the Chinese manufacturer can respond to increased device demands and increased manufacturing is derived from the rate of the change in demand.

Proteologics

On November 21, 2012, in an off-market transaction, we purchased from Teva 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva's entire stake in Proteologics and approximately 31.35% of Proteologics' issued and outstanding share capital, for approximately NIS 6.5 million (approximately $ 1.7 million). Proteologics is a public company whose shares are listed on the TASE and is engaged in the discovery and development of drugs comprised of various components of the UBIQUITIN system, which was discovered by Dr. Avram Hershko and Dr. Aaron Ciechanover, both 2004 Nobel Prize laureates in Chemistry for the discovery of the UBIQUITIN system.

On August 22, 2013, Proteologics’ board of directors resolved to terminate Proteologics’ operations effective immediately.

On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics' issued and outstanding share capital as of the date of the agreement in consideration of approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) and the balance is held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceeding pursuant to Section 350 to the Israeli Companies Law in Proteologics. As of the date of this report the entire considerations has been delivered to the Company and no amount remains in escrow.

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

Taxation

The following discussion summarizes certain Israeli and US federal income tax consequences that may be material to the holders of our ordinary shares and ADRs, respectively, but is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations that may be relevant to holders of our ordinary shares. This discussion is based on existing law, judicial authorities and administrative interpretations, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete analysis of all potential tax consequences of owning our ordinary shares. In particular, this discussion does not take into account the specific circumstances of any particular holder or holders who may be subject to special rules, such as tax-exempt entities, broker-dealers, shareholders subject to Alternative Minimum Tax, shareholders that actually or constructively own 10% or more of our voting securities, shareholders that hold ordinary shares or ADRs as part of straddle or hedging or conversion transaction, traders in securities that elect mark to market, banks and other financial institutions or partnerships or other passthrough entities.

We urge shareholders to consult their own tax advisors as to the potential US, Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADRs, including, in particular, the effect of any foreign, state or local taxes. For purposes of the entire Taxation discussion, we refer to ordinary shares and ADRs collectively as ordinary shares.

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

On July 14, 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In December 2011, following the enactment of the Law for the Changing the Tax Burden (Legislative Amendments), 2011 (hereafter - "Tax Burden Distribution Law"), the phased reduction in the corporate tax was eliminated, and the corporate tax rate in 2012 and thereafter was set to 25%.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government's records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

Capital gains in the hands of the Company and its Israeli subsidiaries are taxable according to the corporate tax rate applicable in the tax year.

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

Israeli Estate and Gift Taxes

Israel does not currently impose taxes on inheritance or bona fide gifts. For transfers of assets by inheritance or gift that would normally be subject to capital gains tax or land appreciation tax, the recipient’s tax cost basis and date of purchase are generally deemed to be the same as those for the transferor of the property.

Capital Gains Tax on Sales of our Ordinary Shares by Both Residents and Non-Residents of Israel

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is the portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index from the date of purchase to the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. A non-resident that invests in taxable assets with foreign currency may elect to calculate the inflationary amount by using such foreign currency.

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

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the US within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions or if the capital gains from such sale are considered as business income attributable to a permanent establishment of the US resident in Israel. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the US federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in US laws applicable to foreign tax credits.

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

In any case, dividends distributed from the taxable income attributable to an Approved Enterprise (as defined above), to both Israeli tax residents and non-Israeli residents remains subject to a 15% tax rate.

Notwithstanding, dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents were subject to a 20% withholding tax, which was increased to 25% from 2012 and thereafter, following the enactment of the Tax Burden Distribution Law (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends distributed by an Israeli company to another Israeli tax resident company are generally exempt, unless such dividends are distributed from taxable income attributable to an Approved Enterprise, in which case such dividends are taxed at a rate of 15%, or unless such dividends are distributed from income that was not sourced in Israel, in which case such dividends are taxed at a rate of 25%.

Under the US-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the US is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of a company during the company’s taxable year preceding the distribution of the dividend and the portion of the company’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

US Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS OF ORDINARY SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF ORDINARY SHARES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS OF ORDINARY SHARES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion applies only to a holder of our ordinary shares who qualifies as a “US holder”. For purposes of this discussion a “US holder” is a beneficial owner of our ordinary shares that is for US federal income tax purposes:

•	an individual who is a US citizen or US resident alien;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) that was created or organized under the laws of the US, any state thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust (i) if a US court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this report, all of which are subject to change or differing interpretation, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-US tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to US holders entitled to special treatment under US federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of US federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special US federal income tax rules applicable in special circumstances, including to US holders who:

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

Each prospective shareholder is urged to consult its tax advisor regarding the particular tax consequences to such holder of ownership and disposition of our shares, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Taxation of Distributions Paid on Ordinary Shares

Subject to the description of the passive foreign investment company rules below, a US holder will be required to include in gross income as ordinary income from sources outside of the US the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the US holder’s basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares.

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed to a non-corporate holder at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 121 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss with respect to the stock. A “qualified foreign corporation” is either a corporation that is eligible for the benefits of a comprehensive income tax treaty with the US or a corporation whose stock, the shares of which are with respect to any dividend paid by such corporation, is readily tradable on an established securities market in the United States (including, for this purpose, ADRs traded on a securities market in the United States with respect to the foreign corporation’s shares). However, a foreign corporation will not be treated as a “qualified foreign corporation” if it is a passive foreign investment company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a US holder will be includible in the income of a US holder in a US dollar amount calculated by reference to the exchange rate in effect on the day the distribution is received by the US holder (or, in the case of ADRs, on the day the distribution is received by the depository). A US holder that receives a foreign currency distribution and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares

Subject to the description of the passive foreign investment company rules below, upon the sale, exchange or other disposition of our ordinary shares, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder's basis in the ordinary shares, which is usually the cost of those shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. In general, gain realized by a US holder on a sale, exchange or other disposition of ordinary shares generally will be treated as US source income for US foreign tax credit purposes. A loss realized by a US holder on the sale, exchange or other disposition of ordinary shares is generally allocated to US source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations for both corporate and individual shareholders.

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

Tax Consequences if We are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a US holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2012, 2011, 2010 and 2009. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we were likely not classified as a PFIC for the taxable year ended December 31, 2013. Notwithstanding the above, we may be a PFIC in subsequent years. In addition, even though we may not be a PFIC in any one particular year, if we have qualified as a PFIC in a prior year, the special PFIC tax regime will continue to apply.

If we are classified as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the US holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such US holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under this special regime, any excess distribution and recognized gain would be treated as ordinary income and the federal income tax on such ordinary income would be determined as follows: (i) the amount of the excess distribution or gain would be allocated ratably over the US holder's holding period for our ordinary shares; (ii) US federal income tax would be determined for the amounts allocated to the first year in the holding period in which we were classified as a PFIC and for all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge would beadded to this tax, calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the US holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred would be taxed as ordinary income but without the imposition of an interest charge.

A US holder may generally avoid the PFIC “excess distribution” regime by electing to treat his PFIC shares as a “qualified electing fund.” If a US holder elects to treat PFIC shares as a qualified electing fund, also known as a “QEF Election,” the US holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the US holder. A US holder may make a QEF Election with respect to a PFIC for any taxable year in which he was a shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the US holder. Procedures exist for both retroactive elections and the filing of protective statements. A US holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the US holder's income tax return for the first taxable year to which the election will apply.

A QEF Election is made on a shareholder-by-shareholder basis. A US holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed US federal income tax return. As a prerequisite to the validity of a US holder’s QEF Election, we will be required tocomply with certain record-keeping and reporting requirements. While we historically have and plan to continue to comply with such requirements, if, in the future, meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify US holders.

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

Information Reporting and Back-Up Withholding

US holders generally are subject to information reporting requirements with respect to dividends paid in the US on ordinary shares. Existing regulations impose information reporting and back-up withholding on dividends paid in the US on ordinary shares and on proceeds from the disposition of ordinary shares unless the US holder provides IRS Form W-9 or otherwise establishes an exemption..

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

As of December 31, 2013, we did not earn any taxable income for US federal tax purposes and we have not had a permanent establishment in the US since 2009. If we eventually earn taxable income attributable to a US permanent establishment, we would be able to utilize accumulated loss carryforwards to offset such income only to the extent these carryforwards were attributable to our US permanent establishment. As of December 31, 2013, the net operating tax losses (“NOL”) of the US subsidiaries amounted to approximately $20 million. These losses of the U.S. subsidiaries expire through 2029, are limited in use, and it is probable that they will be even significantly further reduced due to tax laws that apply in cases where "change of control" of sufficient equity of certain shareholders occurs, which is we believe to have occurred in connection with the Bio-Gal transaction. See “Item 10 Financial Information -Material Contracts”). These losses may be subject to further limitations in the case of future offerings or capital raises that result in additional “change of control” equity shifts.

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

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

We also maintain a website at http://www.xtlbio.com, but information contained on our website does not constitute a part of this report and is not incorporated by reference into this report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits in accordance with our investment policy. As of December 31, 2013, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2013, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers, as our head office is located in Israel. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as a result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company's treasury risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for nine to twelve consecutive months from time to time and this in line with the directives of the Company's Board. InterCure focuses on actions to minimize the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management's assessments. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

As of December 31, 2013, if the Group's functional currency had weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been approximately $157,000 thousand lower (2012 - post-tax loss approximately $ 89 thousand lower; 2011 - post-tax loss approximately $ 30 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to fluctuations in the exchange rate in relation to the NIS in 2013 than in 2012 mainly due to an increase in NIS-denominated cash and receivable balances related to proceeds from the sale of the Company’s investment in Proteologics, late in the third quarter of 2013.

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

The Group, excluding InterCure, engages with banks and financial institutions which are independently rated at least A.

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

As of December 31, 2013 and 2012, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)          Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2013, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2013 were effective.

(b)          Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2013.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c)          Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Jaron Diament, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

Item 16B. Code of Ethics

We have adopted a Code of Conduct applicable to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., PO Box 4033, Herzliya 46140, Israel.

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PWC, for the years ended December 31, 2013 and 2012.

	2013	2012
	US dollars in thousands
Audit fees	52	70
Audit-related fees	4	12
Tax fees	-	-
All Other fees	-	5
Total	56	87

The audit fees for the years ended December 31, 2013 and 2012, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements and statutory audits, including Israeli tax reports. Audit fees include also fees for the audit of InterCure's annual consolidated financial statements.

The audit-related fees for the year ended December 31, 2012 were for the professional services rendered for the audit of Proteologics' statement of financial position as of the acquisition date (November 21, 2012).

Other fees for the year ended December 31, 2012 were for professional services rendered for obtaining ruling from the Israeli Securities Authority.

For the fiscal years ended December 31, 2013 and 2012, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F. cHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they instead elect to comply with home country practices and disclose where they have elected to do so. As noted above, we are currently in compliance with Nasdaq rules relating to the independence of our board of directors and our audit committee. Our board of directors and our audit have adopted a written charter for the audit committee setting forth the responsibilities of the audit committee as required by the SEC and Nasdaq. Also as noted above, we currently have a nomination committee to identify, review and recommend to the Board of Directors individuals believed to be qualified to become directors. We have adopted a written charter for the nomination committee, as required by Nasdaq. We currently have in place a compensation committee, as discussed in more detail above. We have adopted a written charter for the compensation committee.

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., PO Box 4033, Herzliya 46140, Israel.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

INDEX

Page

Auditors' Report	F-2

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	F-3 - F-4

Statements of Comprehensive loss	F-5

Statements of Changes in Equity	F-6 - F-7

Statements of Cash Flows	F-8 - F-10

Notes to Financial Statements	F-11 - F-89

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of Comprehensive Income (Loss), changes in equity and cash flows for each of the three years ended December 31, 2013. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated comprehensive income (loss), changes in equity and cash flows for each of the three years ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

As discussed in Note 1 to the financial statements, the Company's 54.72% owned subsidiary, InterCure Ltd., has had recurring losses and presently does not have sufficient cash and other resources to meet its future plans beyond July 2015.  If the subsidiary is unsuccessful in raising additional financing, it may need to curtail or discontinue operations. See Note 11 for InterCure's summarized consolidated balance sheet as of December 31, 2013 and its summarized consolidated income statements and cash flow for the year then ended.

Tel-Aviv, Israel	Kesselman & Kesselman
March 31, 2014	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2013	2012
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	2,887	1,696
Short-term deposits	7	1,278	1,616
Trade receivables	8	126	76
Other accounts receivable	9	473	153
Restricted deposits		23	22
Inventories	10	302	229

		5,089	3,792

NON-CURRENT ASSETS:
Investment in associate	12	-	2,336
Property, plant and equipment, net	13	61	72
Intangible assets, net	14	2,865	4,886

		2,926	7,294

Total assets		8,015	11,086

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2013	2012
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	15	615	743
Other accounts payable	16	604	906

		1,219	1,649
NON-CURRENT LIABILITIES:
Employee benefit liabilities		11	13

		11	13
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	19
Share capital - ordinary shares of NIS 0.01 par value: authorized – December 31, 2012 and 2013 – 700,000,000 shares; issued and outstanding:
December 31, 2012 – **222,306,007
December 31, 2013 – **226,826,957		6,093	5,997
Share premium and options		148,327	147,475
Accumulated deficit		(146,073)	(143,560)
Treasury shares, at cost:
December 31, 2012 – 7,165,662
December 31, 2013 – 6,067,943		(2,091)	(2,469)
Currency translation differences		-	114
Reserve from transactions with non-controlling interests		9	(204)

		6,265	7,353
Non-controlling interests		520	2,071

Total equity		6,785	9,424

Total liabilities and equity		8,015	11,086

** Net of treasury shares

The accompanying notes are an integral part of the consolidated financial statements.

Amit Yonay	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company's Board: March 31, 2014.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2013	2012	2011
	Note	U.S. dollars in thousands (except per share data)

Revenues		2,369	938	-
Cost of sales	21	(741)	(380)	-

Gross profit		1,628	558	-

Research and development expenses	22	(113)	(99)	(158)
Selling and marketing expenses	23	(1,691)	(848)	-
General and administrative expenses	24	(2,048)	(2,769)	(1,078)
Impairment of intangible assets	14	(1,729)	-	-
Other gains, net	25	1,059	802	12

Operating loss		(2,894)	(2,356)	(1,224)

Finance income	26	61	60	24
Finance expenses	26	(35)	(15)	(7)

Finance income, net		26	45	17

Earnings (loss) from investment in associate	12	(845)	569	-

Loss for the year		(3,713)	(1,742)	(1,207)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments		108	114
Reclassification of foreign currency translation adjustments to Other gains, net		(221)	-	-

Total other comprehensive income (loss)		(113)	114	-

Total comprehensive loss for the year		(3,826)	(1,628)	(1,207)

Loss for the year attributable to:
Equity holders of the Company		(2,476)	(1,390)	(1,207)
Non-controlling interests		(1,237)	(352)	-

		(3,713)	(1,742)	(1,207)

Total comprehensive loss for the year attributable to:
Equity holders of the Company		(2,589)	(1,276)	(1,207)
Non-controlling interests		(1,237)	(352)	-

		(3,826)	(1,628)	(1,207)
Basic and diluted loss per share (in U.S. dollars)	28	(0.011)	(0.006)	(0.006)

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the year	-	-	(2,476)	-	-	-	(2,476)	(1,237)	(3,713)
Other comprehensive income	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(2,476)	-	(113)	-	(2,589)	(1,237)	(3,826)

Share-based payment to employees and others	-	-	(7)	-	-	-	(7)	(58)	(65)
Issuance of shares and warrants	90	876	-	-		-	966	-	966
Exercise of options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(52)	-	378	-	-	326	(43)	283
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	213	213	(213)	-
Other	-	-	(30)	-	-	-	(30)	-	(30)
Exercise of warrants into shares	6	28	-	-	-	-	34	-	34

Balance as of December 31, 2013	6,093	148,327	(146,073)	(2,091)	-	9	6,265	520	6,785

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2012	5,335	141,385	(143,276)	-		-	3,444	-	3,444

Loss for the year	-	-	(1,390)	-	-	-	(1,390)	(352)	(1,742)
Other comprehensive income	-	-	-	-	114	-	114	-	114

Total comprehensive loss	-	-	(1,390)	-	114	-	(1,276)	(352)	(1,628)

Share-based payment to employees and others	-	-	1,106	-	-	-	1,106	193	1,299
Issuance of shares for business combination	176	2,293	-	(2,469)	-	-	-	1,858	1,858
Issuance of shares and options	309	2,109	-	-	-	-	2,418	-	2,418
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	(204)	(204)	372	168
Exercise of warrants into shares	177	1,688	-	-	-	-	1,865	-	1,865

Balance as of December 31, 2012	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2011	4,993	139,983	(142,142)	-	-	-	2,834	-	2,834

Comprehensive loss for the year	-	-	(1,207)	-	-	-	(1,207)	-	(1,207)
Issuance of shares and options	342	1,399	-	-	-	-	1,741	-	1,741
Share-based payment to employees and others	-	-	73	-	-	-	73	-	73
Exercise of stock options into shares	*	3	-	-	-	-	3	-	3

Balance as of December 31, 2011	5,335	141,385	(143,276)	-	-	-	3,444	-	3,444

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2013	2012	2011
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(3,713)	(1,742)	(1,207)
Adjustments to reconcile loss to net cash provided by (used in) operating activities (a)		1,214	236	(105)

Net cash used in operating activities		(2,499)	(1,506)	(1,312)

Cash flows from investing activities:

Acquisition of subsidiary, less cash received (d)	5	-	733	-
Investment in associate	12	-	(1,658)	-
Sale of investment in associate		3,054
Decrease in restricted deposit		-	1	25
Decrease (increase) in short-term bank deposits		366	(170)	(1,377)
Purchase of property, plant and equipment	13	(84)	(6)	(12)
Purchase of intangible assets	14	-	(80)	-
Other investments		-	(29)	(8)

Net cash provided by (used) in investing activities		3,336	(1,209)	(1,372)

Cash flows from financing activities:

Proceeds from issuance of shares and options	19	-	2,418	1,741
Exercise of warrants and options into shares	19	34	1,865	3
Sale of treasury shares		283	-	-

Net cash provided by financing activities		317	4,283	1,744

Increase (decrease) in cash and cash equivalents		1,154	1,568	(940)
Gains (losses) from exchange rate differences on cash and cash equivalents		37	5	(3)
Cash and cash equivalents at beginning of year		1,696	123	1,066

Cash and cash equivalents at end of year		2,887	1,696	123

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2013	2012	2011
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	13, 14	313	136	94
	Loss from disposal of property, plant and equipment	25	2	2	3
	Share-based payment transactions to employees and others	20	(65)	1,299	73
	Revaluation of short-term deposits		(29)	(75)	5
	Exchange rate differences on operating activities		(37)	(5)	3
	Gain from bargain purchase	5	-	(795)	-
	Change in employee benefit liabilities, net		(2)	2	-
	Loss (gain) from change in holding rate in associate	12	(10)	5	-
	Earnings from investment in associate	12	845	(569)	-
	Impairment of intangible assets	14	1,729	-	-
	Gain from sale of investment in associate		(1,051)	-	-

			1,695	-	178
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	8	(50)	3	-
	Decrease (increase) in other accounts receivable and income taxes receivable	9	30	(23)	42
	Increase in inventories	10	(73)	(44)	-
	Increase (decrease) in trade payables	15	(86)	199	(109)
	Increase (decrease) in other accounts payable	16	(302)	101	(216)

			(481)	236	(283)

			1,214	236	(105)

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2013	2012	2011
		U.S. dollars in thousands

(b)	Additional information on cash flows from operating activities:

	Interest received	24	40	11

(c)	Non-cash transactions:

	Purchase of property, plant and equipment on suppliers' credit	-	73	-

	Issuance of treasury shares to subsidiary	-	2,469	-

	Conversion of convertible loan into capital in subsidiary	377	168	-

	Share-based payment to third party	49	-	-

	Allotment of shares to Aurum	913	-	-

	Receivables from sale of investment in associate	297	-	-

(d)	Acquisition of newly consolidated subsidiary (see Note 5):

	Working capital (excluding cash and cash equivalents)	-	517	-
	Property, plant and equipment	-	(51)	-
	Intangible assets	-	(2,397)	-
	Gain from bargain purchase	-	795	-
	Non-current liabilities	-	11	-
	Non-controlling interests	-	1,858	-

		-	733	-

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 54.72% of the issued and outstanding capital of InterCure Ltd. (“InterCure”), a public company whose shares are traded on the Tel-Aviv Stock Exchange (“TASE”). The Company also owns 100% of Xtepo Ltd. (“Xtepo”) and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. (“XTL Inc.”), which was incorporated in 1999 under the laws of the State of Delaware, USA.

The Company's American Depository Receipts (“ADRs”) are traded on the NASDAQ Capital Market and its securities are traded on the TASE.

On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist. For additional information, see Note 31 below.

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. (“Proteologics”), a public company whose shares are traded on the TASE in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash. On September 12, 2013, the Company sold its entire investment in Proteologics (representing 44.95% of Proteologics issued and outstanding capital at the time) in consideration of approximately $ 3.4 million after having acquired an additional 14.13% of Proteologics' shares on September 11, 2013. See also Note 12 below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd., a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. In the context of the acquisition, the Company provided InterCure a loan that was convertible into shares of InterCure. On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 Ordinary shares of InterCure as predetermined in the acquisition agreement. Following said conversion and as of December 31, 2013, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 1:-	GENERAL (Cont.)

As of the date of the report, the Company is in the planning stages for the implementation of a phase 2 clinical trial of the recombinant EPO (“rHuEPO”) drug for treating Multiple Myeloma patients. As part of said preparations, the Company has conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients and is preparing market analyses and regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed. Based on the Company's current business plans and estimates, the approval for commencing the clinical trial is expected to be obtained during the middle to second half of 2014.

On November 30, 2011, the Company completed the MinoGuard transaction in which it acquired the activity of MinoGuard Ltd. (“MinoGuard”), founded by Mor Research Applications Ltd. (“Mor”) by way of receiving an exclusive license to use MinoGuard's entire technology, including the SAM-101, a combination drug for treating psychotic diseases, focusing on schizophrenia, in return for sales royalties and milestone payments to be made over the clinical development period. The drug is based on a combination of existing antipsychotic drugs and a recognized medicinal compound (Minocycline). See also Note 18a(4) below.

The Company has patent rights and other assets in the field of treating hepatitis C (DOS program) transferred to Presidio Pharmaceuticals Inc. (“Presidio”) and returned by Presidio to the Company in August 2012 (see more information in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine renewing the activity in the field of hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating hepatitis C based on the DOS technology.

As of December 31, 2013, the Company has the following subsidiaries:

InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

Xtepo Ltd. (“Xtepo”) - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

XTL Biopharmaceuticals Inc. (“XTL Inc.”) which was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary - XTL Development Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware, USA. As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 1:-	GENERAL (Cont.)

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. The Company's only source of income at this stage originates from InterCure, a subsidiary in which control was acquired on July 25, 2012. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities at least until the fourth quarter of 2015 (independently of InterCure, which is 54.72% held). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2014 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

InterCure has noted in its consolidated financial statements for the year ended December 31, 2013, that there is a substantial doubt regarding its ability to continue as a going concern. As of December 31, 2013, the Company has impaired its assets accordingly.  See Note 14f below with regard to the impairment. The financial statements of the Company include no further adjustments of the value of assets and liabilities, if any, that will apply if InterCure is unable to continue operating as a going concern. InterCure's management believes that it has sufficient cash and other resources to meet its future plans through July 2015. InterCure's summarized consolidated balance sheet as of December 31, 2013 and its income and cash flow statements for the year then ended are included in Note 11 below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, as adjusted for defined benefit plans.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group's management to exercise its judgment in the process of applying the Group's accounting policies. The areas that involve judgment which have significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Group's management.

2.	The Group analyzes the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Consolidated financial statements:

1.	Subsidiaries and business combinations:

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns.

The Company examines whether it controls another entity even when it does not hold more than 50% of the voting rights, but can control the entity's financial and operating policies by de-facto control. De-facto control can be created under circumstances in which the ratio of the Company's voting rights in the entity to the percentage and dispersion of the holdings of the other shareholders grants the Company the power to control the entity's financial and operating policies.

Subsidiaries are fully consolidated starting from the date on which control therein is attained by the Company. Their consolidation ceases when such control is discontinued.

The Company's accounting treatment of business combinations uses the acquisition method. The consideration transferred for the acquisition of a subsidiary (the “Acquiree”) is calculated as the total of fair values of the assets transferred by the Company, the liabilities incurred to the Group against the Acquiree's previous owners and the equity rights issued by the Company. The transferred consideration includes the fair value of each asset or liability arising from a contingent consideration arrangement. The acquisition related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed by the Company in a business combination (excluding certain exceptions prescribed in IFRS 3R, "Business Combinations (Revised)" (“IFRS3R”) are initially measured at fair value on the acquisition date. For each business combination, the Company decides whether to recognize non-controlling interests in the Acquiree which represent existing ownership rights and entitle their holders to a relative portion of the entity's net assets upon liquidation at their fair value or at the relative portion of the existing ownership instruments in amounts recognized for the Acquiree's net identifiable assets. This decision is individually made for each business combination. All the other components of non-controlling interests are measured at fair value on the acquisition date unless another measurement basis is required by IFRS.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Intra-group balances and transactions, including revenues, expenses and dividends in respect of transactions between the Group companies, are eliminated. Gains and losses arising from intra-group transactions that have been recognized as assets (such as inventories and property, plant and equipment) are also eliminated. Such intra-group losses may point to the impairment of assets which is tested and accounted for as specified in g below.

2.	Transactions with non-controlling interests which do not result in loss of control:

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

3.	Associate:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Each reporting date, the Group determines if there are indicators of impairment in the investment in the associate. In such case, the Group calculates the amount of the impairment as the difference between the recoverable amount of the investment in the associate (the higher of the value in use and the fair value less selling costs) and its carrying amount and recognizes the amount of impairment in profit or loss in the line item of "equity in earnings (losses) in associates".

In 2013, the Company sold its investment in Proteologics. For further details, see Note 12 below.

c.	Translation of balances and transactions in foreign currency:

1.	Functional currency and presentation currency:

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in U.S. dollars, which is the Functional Currency of each of the Group's entities and the Company's presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar in relation to the NIS:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2013	(7.02)
December 31, 2012	(2.30)
December 31, 2011	7.66

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2013	3.471
December 31, 2012	3.733

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

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

3.	Translation of the financial statements of the Group companies:

The operating results and financial position of all the Group companies (none of whose functional currency is the currency of a hyperinflationary economy), including companies accounted for at equity, whose functional currency differs from the presentation currency (Proteologics' functional currency is NIS), are translated into the presentation currency as follows:

a)	Assets and liabilities at each statement of financial position date are translated at the closing rate on the statement of financial position date;

b)	Revenues and expenses at each statement of comprehensive income date are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of exchange rates on the transaction dates in which case the revenues and expenses are translated at the exchange rate on the transaction date);

c)	All resulting exchange rate differences are recognized in other comprehensive income.

Upon consolidation of the financial statements, exchange rate differences arising from translating the net investment in foreign operations and from loans and other currency instruments which are designated as investment hedges are carried to other comprehensive income. Upon the disposal of part of or an entire foreign operation, the exchange rate differences carried to other comprehensive income are recognized in profit or loss as part of the gain or loss from the disposal.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are accounted for as the foreign operation's assets and liabilities and translated at the closing rate. Exchange rate differences arising from such translation are carried to other comprehensive income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property, plant and equipment:

Items of property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation of property, plant and equipment is calculated on a straight-line basis to reduce their cost to their residual value over their useful life as follows:

%

Computers	33
Office furniture and equipment	6 - 15
Production molds	20

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included when the asset is derecognized in "other gains (losses), net" in the consolidated statements of comprehensive income.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see g below).

f.	Intangible assets:

1.	Brand name and technology:

Brand name and technology acquired in a business combination are recognized at fair value on the acquisition date. Brand name and technology have a finite useful life and are presented at cost net of accumulated amortization and impairment losses. The amortization is calculated using the straight-line method over the expected useful life (9-10 years).

2.	Computer software:

Acquired licenses to use computer software are capitalized based on costs incurred in acquiring the specific software and preparing it for use. These costs are amortized using the straight-line method over the estimated useful life (five years). Costs relating to computer software upkeep are recognized as expenses as incurred.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Exclusive technology testing right:

An acquired exclusive immune system technology testing right has a finite life of 15 months in effect from September 1, 2010 and is amortized using the straight-line method over its useful life. On November 30, 2011, the amortization of this right was concluded. See details in Note 14d below.

4.	Unamortized intangible assets (licenses and patent rights):

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of non-financial assets:

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

h.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the loans and receivables category. The classification depends on the purpose for which the financial assets were acquired. The Group's management determines the classification of its financial assets at initial recognition.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group's loans and receivables are included in the line items: "trade receivables", "other accounts receivable", "cash and cash equivalents", "short-term deposits" and "restricted deposits" in the statement of financial position.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recognition and measurement:

Regular purchases and sales of financial assets are recognized in the books of the Group companies on the transaction settlement date which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

3.	Impairment of financial assets:

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

i.	Inventories:

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

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Purchased merchandise and products - using the "first-in, first-out" method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Trade receivables:

The balance of trade receivables relates to amounts receivable from the Group's customers for goods sold or services rendered in the ordinary course of business. Trade receivables are initially recognized at fair value and subsequently measured at amortized cost based on the effective interest method, less an allowance for doubtful accounts.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Group's management, is doubtful. The Group's also recognizes a provision for groups of customers that are collectively assessed for impairment based on their credit risk characteristics. Impaired debts are derecognized when they are assessed as uncollectible.

k.	Cash and cash equivalents:

Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

l.	Share capital:

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

m.	Trade payables:

Trade payables are the Group's obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Taxes on income:

Taxes on income in profit or loss comprise current and deferred taxes. Current or deferred tax results are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

A deferred tax asset has not been recognized in the Group's accounts because the availability of taxable income in the future is not probable.

o.	Employee benefits:

1.	Employment benefits for retirement compensation/pension:

A Defined contribution plan (Section 14) is a post-employment employee benefit plan under which the Company pays fixed contributions into a separate and independent entity so that the Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a post-employment employee benefit plan that is not a defined contribution plan.

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. Said pension plans qualify for the criteria of defined contribution plan, as above, based on their terms.

According to the labor laws and employment agreements in Israel and according to the Group's practice, the Group is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Group's liability to pay retirement compensation for certain employees is accounted for as a defined benefit plan and for the remaining employees it is accounted for as a defined contribution plan.

According to the liabilities of the Group companies to employees under defined benefit plans, the amounts of the benefits to be received by employees eligible for severance pay upon retirement are based on the number of years of employment and latest salary.

The liabilities of the Group companies for the remaining employees under defined contribution plans consist of making fixed contributions in a separate and independent entity whereby the Group companies have no legal or constructive liability to make additional contributions in the event that the fund's assets are insufficient for paying all employees the benefits for their services in the current period and in previous periods.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total accrued severance pay presented in the statement of financial position is the present value of the defined benefit liability as of the statement of financial position date, less the fair value of the plan assets. The defined benefit liability is measured on an annual basis by an actuary using the Projected Unit Credit Method.

The present value of the liability is determined by discounting the expected future cash flows (after taking into account expected salary increase rates), based on interest rates of Government bonds denominated in the currency in which the benefits will be paid and whose maturity period approximates the accrued severance pay period.

According to IAS 19, Employee Benefits, the discount rate used to calculate the actuarial obligation is determined by using market returns of high quality corporate debentures on the statement of financial position date. However, according to IAS 19, in countries which do not have a deep market for such debentures, the market returns of Government bonds on the statement of financial position date will be used instead.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

An Amendment to IAS 19, Employee benefits, became effective on January 1, 2013. The amendment replaces interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The initial implementation of the amendment did not have a material effect on the Company's financial statements

As abovementioned, the Group buys insurance policies and makes payments to pension and compensation funds to finance its obligations under defined contribution plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses concurrently with the services rendered by the employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in the future payments is available.

2.	Vacation and recreation benefits:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment:

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

Share-based payment transactions in which the Company acquired assets as consideration for the Company's equity instruments are measured at the value of the assets acquired (see Note 14d below).

q.	Provisions:

A provision in accordance to IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of event occurred in the past, probable to be required to use economic resources to settle the obligation and can be reliably estimated. The group recognizes a provision for warranty when the product is sold to the customer or when the service is provided to the customer. Initial recognition is based on past experience. The estimated provision is re-tested every year.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Revenue recognition:

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

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

Revenues from sale of goods to retail customers:

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date to the customer is usually the date on which ownership passes.

Revenues from sale of goods to distributors:

InterCure sells its products to distributors as well. Revenues from such sales are recognized when InterCure or its subsidiaries deliver the goods to the distributor, when sales channel and selling price are at the distributor's sole discretion, and when there are no ongoing obligations to prevent the distributor from receiving the goods. Revenue is only recognized when goods were delivered to the designated site, risks of loss and damage are transferred to the distributor and distributor had received the goods in accordance with the sales agreement, conditions for receipt of goods had expired or InterCure holds objective evidence that goods receipt criteria had been met.

Sales do not include a finance component, as they are made with a 60 days credit period, considered as consistent with the market in which InterCure operates.

s.	Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income (loss) on a straight-line basis over the period of the lease.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Loss per share:

Basic loss per share is calculated by dividing the income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period, less Company shares held by a subsidiary.

In calculating diluted loss per share, in addition to the average of Ordinary shares used for calculating basic loss, the weighted average number of shares that will be issued assuming that all the potentially dilutive shares are converted into shares is also taken into consideration. Potential shares are taken into account as above only when their effect is dilutive (reduces the earnings or increases the loss per share).

u.	New and amended IFRS standards and IFRIC interpretations:

Standards and amendments and interpretations that have been issued and are effective as from January 1 2013:

1.	IFRS 10, "Consolidated Financial Statements" ("IFRS 10"):

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12"):

IFRS 12 prescribes disclosure requirements addressing accounting issues prescribed in IFRS 10 and IFRS 11, "Joint Arrangements" ("IFRS 11") and supersedes the existing disclosure requirements in IAS 28. The disclosure requirements prescribed in IFRS 12 include: significant judgments and assumptions; rights in subsidiaries; rights in joint arrangements and in associates; and rights in structured entities not consolidated in the financial statements. The Group will adopt IFRS 12 for the first time for the annual period commencing on January 1, 2013. The initial adoption of IFRS 12 expanded certain disclosures in the Group's consolidated financial statements regarding its rights in other entities.

3.	IFRS 13, "Fair Value Measurement" ("IFRS 13"):

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

The initial adoption of IFRS 13 did not to have a material effect on the Group's consolidated financial statements.

4.	IAS 19 (Revised 2011), "Employee Benefits" ("IAS 19R"):

IAS 19R introduces significant changes in the manner of recognizing and measuring defined benefit plans and benefits in respect of employee dismissal and provides new disclosure requirements for all types of employees benefits within the scope of IAS 19 as follows:

-	The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) will be recognized in other comprehensive income and not in profit or loss.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

The adoption of IAS 19R did not have a material impact on the financial statements.

5.	IFRS 9, "Financial Instruments" ("IFRS 9")

IFRS 9 Financial instruments, is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The Group is yet to assess the full impact of the standard.

6.	IAS 1 (Revised), "Presentation of Financial Statements" ("IAS 1R"):

IAS 1R modifies the manner of disclosure of items of other comprehensive income in the statement of comprehensive income according to the following principles:

-	The items presented in other comprehensive income should be separated into two groups based on whether they can be reclassified in the future to profit or loss. Accordingly, items which cannot be reclassified in the future to profit or loss will be presented separately from the re-classifiable items.

-	Entities that choose to present the items of other comprehensive income before the respective tax will be required to separately present the tax effect of each of the abovementioned groups.

The Group has adopted IAS 1R for the first time for the annual period commencing on January 1, 2013 retrospectively for all reported periods. Since all of the Group's items of other comprehensive income may be reclassified in the future to profit or loss, the initial adoption of IAS 1R is expected to have a material impact on the Group's consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a.	Critical accounting estimates and assumptions:

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

1.	Intangible assets

(i)	In determining the fair value of assets acquired in share-based payment transactions and in testing impairment of these research and development assets, the Company's management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

2.	Share-based payments - in evaluating the fair value and the recognition method of share-based payment, the Company's management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

b.	Judgments that have a critical effect on the adoption of the entity's accounting policies:

The existence of effective control over InterCure – as of December 31, 2013, and effective as of May 16, 2013, the Company holds 54.72% of InterCure's issued and outstanding share capital, following the conversion of the loan granted to InterCure into 7,620,695 shares of InterCure. In the reporting period ended December 31, 2012, the Group's management had estimated the degree of effect it had in InterCure and had determined that it was able to govern InterCure's financial and operating policies despite holding less than 50% of InterCure's issued and outstanding share capital at the time, through de-facto control, this following an examination of InterCure's entire equity instruments. This conclusion was reached mainly since the Company was able to convert the aforementioned loan into shares of InterCure, a conversion which will have conferred the Company a stake of approximately 54.72% of InterCure's issued and outstanding share capital.

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group's activities expose it to a variety of financial risks: market risks (including currency risks and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's management under policies approved by the Board. The Group's treasury identifies, evaluates and defines financial risks. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a)	Market risks:

Foreign currency exchange rate risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from assets and liabilities denominated in currency that is other than the functional currency.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

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

The Company treasury's risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for nine to twelve consecutive months from time to time and this in line with the directives of the Company's Board. InterCure focuses on actions to reduce to a minimum the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management's assessments.

As of December 31, 2013, if the Group's functional currency had weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 157 thousand lower (2012 - post-tax loss approximately $ 89 thousand lower; 2011 - post-tax loss approximately $ 30 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to movement in the exchange rate in relation to the NIS in 2012 than in 2011 mainly because of the increased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group.

b)	Credit risks:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The Group engages with banks and financial institutions which are independently rated A at least.

See Note 4b(2) for further disclosure on credit risk.

c)	Liquidity risk:

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

As for InterCure's ability to meet its operational cash requirements, see Note 1b above.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other solid channels. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2013 and 2012, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

2.	Capital management:

The Group's objectives when managing capital are to ensure the Group's ability to continue as a going concern in order to provide returns on investments for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take a variety of measures such as issue new shares or sell assets to reduce liabilities (see also Note 1b).

b.	Financial instruments:

1.	Financial instruments by category:

As of December 31, 2013 and 2012, all financial assets were classified in the category of loans and receivables. Likewise, all financial liabilities as of such dates were classified in the category of other financial liabilities at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

2.	Credit quality of financial assets:

The credit quality of financial assets can be assessed by reference to external credit ratings (if available).

	December 31,
	2013	2012
	U.S. dollars in thousands
Cash at banks, short-term deposits and restricted deposits:
AA+	819	1,822
AA	3,185	1,265
AA-	3	3
A	180	-
A-	-	242

	4,187	3,332
Cash not in banks	1	2

	4,188	3,334

3.	Concentration of credit risks:

The majority of the Group's sales are conducted in the U.S. and the UK to a large number of customers. Accordingly, the balances of the Group's trade receivables do not represent a significant concentration of credit risk as of December 31, 2013.

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES

On June 13, 2012, the Company entered into an agreement in principle with InterCure, according to which, subject to carrying out the debt settlement pursuant to Article 350 of the Israeli Companies Law, 1999 (the "Settlement") before the transaction, in which InterCure will convert all its debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees). Once the Settlement was consummated, the Company acquired the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the issuance of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure undertook to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value, in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each, whose value on the date of signing the agreement, measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange, was approximately $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure's debts were converted as described above ("InterCure's Adjusted Value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand. In the year ended December 31, 2013, InterCure sold 1,097,719 shares of the Company for an aggregate amount of approximately $ 283 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's Adjusted Value. After affecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's Adjusted Value amounted to approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share was 7,620,695 shares) which would constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan was 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares.

On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 ordinary shares of InterCure, as predetermined in the acquisition agreement. Following said conversion, and as of the date of the approval of the financial statements, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

On October 28, 2012, InterCure allocated 20,185,184 performance-based stock options exercisable into 20,185,184 Ordinary shares with no par value to Giboov Ltd. ("Giboov"). For additional information, see Note 18a below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

The table below summarizes the consideration paid for the Company's share in InterCure, the amounts recognized in the consolidated financial statements for the assets acquired and liabilities assumed and the fair value on the date of acquisition (July 25, 2012) of non-controlling interests:

U.S. dollars in thousands

Consideration:
Cash	*) 479
Fair value of Company shares issued in the acquisition	**) 2,469

Total consideration transferred	2,948

Amounts recognized for identifiable assets acquired and liabilities assumed:
Current assets (including a convertible loan of $ 330 thousand extended to InterCure by the Company)	1,538
Treasury shares	2,469
Property, plant and equipment	51
Intangible assets	***) 2,397
Current liabilities	(843)
Employee benefit liabilities	(11)

Total net identifiable assets	5,601
Non-controlling interests at fair value	(1,858)
Gain from bargain purchase	(795)

2,948

*)	Includes an amount of $ 330 thousand transferred by the Company against a convertible loan, as explained above.

**)	The fair value as of the date of completion of the transaction, July 25, 2012 (see below).

***)	Including technology in the amount of $ 1,909 thousand ($ 238 as of December 31, 2013) and brand name in the amount of $ 488 thousand ($ 62 as of December 31, 2013) thousand which are amortized using the straight-line method over periods of nine and ten years, respectively.

The fair value of the Company's Ordinary shares which were issued as part of the consideration in the transaction to acquire InterCure was measured on the basis of the quoted share price in an active market (the Tel-Aviv Stock Exchange) as of the date of closing, after weighing in the fact that shares granted to InterCure are restricted for periods between 0.5 and 1.25 years, by virtue of the provisions of the Israeli Securities Law, 1968 and the Israeli Securities Regulations (Details with regard to Sections 15A to 15C of the Law), 2000.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 5:-	BUSINESS COMBINATIONS AND CONSOLIDATED COMPANIES (Cont.)

The Group elected to measure non-controlling interests at fair value as of the date of business combination. The fair value of non-controlling interests was measured by quoting the price for InterCure share on July 26, 2012, the first trading day on the Tel-Aviv Stock Exchange after the date of closing with the addition of the equity component of the loan Medica Fund provided InterCure.

The fair value of trade receivables and other accounts receivable is $ 159 thousand. This amount includes a trade receivable balance with a fair value of $ 79 thousand. The gross contractual amount of the trade receivable balance is $ 175 thousand, of which an amount of $ 96 thousand was expected to be uncollectible.

The revenues included in the consolidated statement of comprehensive loss from the acquisition date arising from the consolidation of InterCure's results totaled approximately $ 938 thousand for the year ended December 31, 2012. Moreover, the consolidation of InterCure's results has increased the loss by $ 649 thousand (including amortization of excess cost on the acquisition in the amount of $ 176 thousand) for the year then ended.

Had InterCure's accounts been consolidated from January 1, 2012, the consolidated statement of comprehensive loss would have included revenues of $ 2,267 thousand and an increase in income of $ 11,628 thousand for the year ended December 31, 2012 (including income from the debt refinancing of $ 12,404 thousand).

The Company's statement of comprehensive loss for the year ended December 31, 2012 included transaction related costs totaling approximately $ 30 thousand presented in general and administrative expenses.

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2013	2012
	U.S. dollars in thousands

Cash in banks and on hand	1,010	1,178
Bank deposits for periods of three months or less	1,877	518

	2,887	1,696

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 6:-	CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2013	2012
	U.S. dollars in thousands

U.S. dollars	2,199	862
NIS (not linked to the Israeli CPI)	680	833
Other currencies	8	1

	2,887	1,696

NOTE 7:-	SHORT-TERM DEPOSITS

a.	The currencies in which the short-term deposits are denominated:

	December 31,
	2013	2012
	U.S. dollars in thousands

U.S. dollars	500	1,008
NIS (not linked to the Israeli CPI)	778	608

	1,278	1,616

b.	The U.S. dollar-denominated deposits earn annual interest at the average rate of 0.85%. The NIS-denominated deposits earn annual interest at the average rate of 1.01%.

The carrying amount of short-term deposits is a reasonable approximation of the fair value because the effect of discounting is immaterial.

c.	In addition, the Company has a restricted deposit in connection with its office lease agreement. As of December 31, 2013 and 2012, the restricted deposit balance was $ 23 thousand and $ 22 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 8:-	TRADE RECEIVABLES

	December 31,
	2013	2012
	U.S. dollars in thousands

Open debts	90	52
Credit cards	42	30
Less - allowance for doubtful accounts	(6)	(6)

	126	76

The Group's sales (through InterCure) are made both directly to consumers and through resellers and retail chains. Direct sales to consumers are made using credit cards on the date of order. The credit term to resellers is up to 60 days.

Impaired debts are accounted for through recording an allowance for doubtful accounts.

The movement in the allowance for doubtful accounts is as follows:

U.S. dollars in thousands

Balance at July 25, 2012	96

Charge for the year	12
Derecognition of bad debts	(102)

Balance at January 1, 2013	6

Balance at December 31, 2013	6

An analysis of past due but not impaired trade receivables (allowance for doubtful accounts), trade receivables, net, with reference to reporting date:

	Undue balances (without arrears)	Overdue balances of 60-90 days	Overdue balances of 90-120 days	Total
	U.S. dollars in thousands

December 31, 2013	94	8	24	126

December 31, 2012	64	12	-	76

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 9:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,
	2013	2012
	U.S. dollars in thousands

Government authorities	67	56
Prepaid expenses	106	47
Receivables due to sale of investment in Proteologics	297	-
Other receivables	3	50

	473	153

b.	The currencies in which other accounts receivable which are monetary items are denominated or to which they are linked are as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

U.S. dollars	-	13
NIS	367	93

	367	106

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 10:-	INVENTORIES

	December 31,
	2013	2012
	U.S. dollars in thousands

Raw and auxiliary materials	52	42
Finished goods	250	187

	302	229

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 11:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES

Name and country of incorporation of subsidiary		Date	Equity interests and voting rights	Scope of investments in investee (in $ 000)	Stock Exchange data *)	Dividends received or receivable

1	Xtepo Ltd., incorporated in Israel	31.12.13	100%	3,862	-	-
		31.12.12	100%	3,919	-	-
2	XTL Biopharmaceuticals Inc., incorporated in Delaware	31.12.13	100%	(144)	-	-
		31.12.12	100%	(163)	-	-
3	InterCure Ltd., incorporated in Israel	31.12.13	54.72%	2,144	TASE, value of shares as of 31.12.13 - $ 754 thousand	-
		31.12.12	45.41%	2,916	TASE, value of shares as of 31.12.12 - $ 2,016 thousand	-
4	Proteologics Ltd., incorporated in Israel	31.12.13	-	-	-	-
		31.12.12	31.24%	2,336	TASE, value of shares as of 31.12.12 - $ 1,045 thousand	-

*)	The data relates to the value of the shares held by the Company as of December 31, 2013.

The total non-controlling interest as of December 31, 2013 and 2012 is $ 523 and $ 2,071, respectively, and is attributable entirely to InterCure.

Set out below is the summarized financial information for InterCure as of December 31, 2012 and 2013 and for the respective years then ended:

a.	InterCure Ltd. – Summarized consolidated balance sheet *)

	December 31,
	2013	2012
	U.S. dollars in thousands

Current assets**	1,623	3,703
Current liabilities	634	1,243

Total current net assets	989	2,460

Non-current assets***	440	2,470
Non-current liabilities	11	13

Total non-current net assets	429	2,457

Net assets	1,418	4,917

**	Including treasury shares of the Company, presented at fair value.
***	Including intangible assets, net, recognized in the Company's purchase of InterCure.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 11:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES (Cont.)

b.	InterCure Ltd. - Summarized consolidated income statement *)

	Year ended December 31, 2013	July 25, 2012 – December 31, 2012
	U.S. dollars in thousands

Revenue	2,369	938
Profit (loss) before income tax**	(3,887)	(649)
Income tax income (expense)	-	-

Post-tax profit (loss) from continuing operations	(3,887)	(649)

Other comprehensive gain (loss)	73	(73)

Total comprehensive loss	(3,814)	(722)

Total comprehensive loss allocated to non-controlling interests	(1,787)	(392)

**	Including amortization and impairment of intangible assets, net, recognized in the Company's purchase of InterCure.

c.	InterCure Ltd. - Summarized consolidated cash flows *)

December 31, 2013
U.S. dollars in thousands

Net cash used in operating activities	(955)

Net cash generated from investing activities	209

Net cash generated from (used in) financing activities	-

Net decrease in cash and cash equivalents	(746)

Cash and cash equivalents at beginning of year	966

Cash and cash equivalents at end of year	220

*)	The information above is the amount before inter-company eliminations.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 12:-	INVESTMENT IN ASSOCIATE

a.	On November 21, 2012, in an off-market transaction, the Company acquired from Teva Pharmaceutical Industries Ltd. ("Teva") 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva's entire stake in Proteologics - approximately 31.35% of Proteologics' issued and outstanding share capital (as of the acquisition date) - in consideration of approximately NIS 6.5 million (approximately $ 1.7 million).

Proteologics is a public company traded on the TASE which at the time of the acquisition of its shares by XTL, was engaged in the discovery and development of drugs operating on various components of the Ubiquitin system.

On August 22, 2013, Proteologics’ board of directors resolved to terminate Proteologics’ operations effective immediately.

On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. ("Zmiha") for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics' issued and outstanding share capital as of the date of the agreement, after having purchased an additional 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. ("Aurum") on September 11, 2013, in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. Consideration for the sale to Zmiha totaled approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) with the balance to be held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceedings pursuant to section 350 to the Companies Law in Proteologics. As of the reporting date, the majority of the consideration has been delivered to the Company and an amount of approximately $ 0.3 million (approximately NIS 1 million) remains in escrow according to the agreement. The agreement was effective as of September 17, 2013. As a result, as of December 31, 2013, the Company no longer holds any shares of Proteologics. On February 7, 2014, the remaining amount held in escrow payable to the Company with regard to the sale of its investment in Proteologics, totaling approximately $ 0.3 million, was transferred to the Company.

b.        The amounts recognized in the consolidated statements of financial position are as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

Investment in Proteologics	-	2,336

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 12:-	INVESTMENT IN ASSOCIATE (Cont.)

c.	The amounts recognized in the income statement are as follows:

	December 31,
	2013	2012
	U.S. dollars in thousands

Equity gains (losses)	(845)	569
Gain due to exercise of options in associate	10	-
Capital gain from sale of investment	1,051	-

	216	569

d.	The movement in the investment in 2013:

U.S. dollars in thousands

Balance as of January 1, 2013	2,336

Equity losses	(845)
Gain due to exercise of options in associate	10
Foreign currency translation adjustments of foreign operations	108
Purchase of shares from Aurum	913
Disposal of investment	(2,522)

Balance as of December 31, 2013	-

e.	Data of the Company's share in the results of Proteologics in the period from the acquisition date through December 31, 2012 and the Company's share in Proteologics' assets and liabilities as of December 31, 2012:

As of December 31, 2012
U.S. dollars in thousands

Assets *)	2,994

Liabilities *)	(403)

Revenues	(64)

Loss *)	(144)

*)	Including balances/adjustments of excess cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 12:-	INVESTMENT IN ASSOCIATE (Cont.)

As of December 31, 2013, the Company no longer holds any shares of Proteologics. As of December 31, 2012, the fair value of the Company's ownership rights in Proteologics, based on the quoted market price of the Company's shares on that date, totaled approximately $ 1,045 thousand, an amount lower than the net cash of Proteologics at the time. The Company's management, based on a purchase price allocation performed by an outside appraiser, estimated that market value did not represent the economic value of Proteologics as of the transaction date, November 21, 2012.

NOTE 13:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition and movement:

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2013 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2013	38	83	51	172

Additions during the year	-	11	-	11
Disposals during the year	(14)	(8)	-	(22)

Balance at December 31, 2013	24	86	51	161

Accumulated depreciation:

Balance at January 1, 2013	15	75	10	100

Additions during the year	2	8	10	20
Disposals during the year	(12)	(8)	-	(20)

Balance at December 31, 2013	5	75	20	100

Depreciated cost at December 31, 2013	19	11	31	61

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 13:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2012 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2012	49	81	-	130

Additions during the year	-	6	-	6
Disposals during the year	(11)	(4)	-	(15)
Initially consolidated company	-	-	51	51

Balance at December 31, 2012	38	83	51	172

Accumulated depreciation:

Balance at January 1, 2012	22	76	-	98

Additions during the year	2	3	10	15
Disposals during the year	(9)	(4)	-	(13)

Balance at December 31, 2012	15	75	10	100

Depreciated cost at December 31, 2012	23	8	41	72

b.	Additional information:

In 2013, 2012 and 2011, depreciation of property, plant and equipment was charged to general and administrative expenses.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 14:-	INTANGIBLE ASSETS

a.	Composition and movement:

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2013 are:

	Licenses and patent rights	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2013	2,457	1,909	488	153	5,007

Balance at December 31, 2013	2,457	1,909	488	153	5,007

Accumulated amortization:

Balance at January 1, 2013	-	92	21	8	121

Additions during the year	-	212	49	31	292
Impairment	-	1,372	357	-	1,729

Balance at December 31, 2013	-	1,676	427	39	2,142

Amortized cost at December 31, 2013	2,457	233	61	114	2,865

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2012 are:

	Licenses and patent rights	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2012	2,457	-	-	-	2,457

Additions during the year	-	-	-	153	153
Initially consolidated company	-	1,909	488	-	2,397

Balance at December 31, 2012	2,457	1,909	488	153	5,007

Accumulated amortization:

Balance at January 1, 2012	-	-	-	-	-

Additions during the year	-	92	21	8	121
Initially consolidated company	-	-	-	-	-

Balance at December 31, 2012	-	92	21	8	121

Amortized cost at December 31, 2012	2,457	1,817	467	145	4,886

b.	Amortization expenses:

Amortization expenses of intangible assets are classified in profit or loss as follows:

	Year ended December 31,
	2013	2012
	U.S. dollars in thousands

Cost of sales	212	92
Selling and marketing expenses	80	29

	292	121

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

c.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. (the “Transaction”) in which the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $ 1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 Ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company's issued and outstanding share capital after completion of the Transaction.

Following the closing of the Transaction, the Company recognized in its accounts an intangible asset representing the license for the exclusive use of the patent for the rHuEPO drug for Multiple Myeloma as well as every clinical study and accumulated knowhow underlying the patent in a total of approximately $ 2,265 thousand (excluding transaction costs of approximately $ 187 thousand), based on its fair value as of the date of closing of the Transaction according to an independent external valuation.

On May 29, 2011, the Company received the approval of the FDA, a subdivision of the U.S. Health and Human Services, for orphan drug status for the rHuEPO drug which is patented by the Company until 2019. An "orphan drug" is defined as a drug for treating diseases that affect a relatively small number of people. In the U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

According to the guidance of IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

In December 2013, the Company tested the asset for impairment with the assistance of a consultant in accordance with the guidance of IAS 36. According to the valuation performed, there is no need to reduce the value of the asset in relation to its carrying amount. Since there are no similar transactions according to which the fair value of the patent can be determined, the value of the patent was determined by the value in use on the basis of the discounted future cash flow method for the years 2014 to 2027. The discount period was determined on the basis of the estimated schedules to perform the clinical trials in order to approve the drug for marketing and under the limitation of the patent years and the orphan drug designation as above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

The key assumptions used by the external expert in measuring value-in-use as of December 31, 2013 are: life of phase 2 and 3 clinical trials of 3 and 3.5 years, respectively, expected penetration levels from 10% in 2021 to 55% in 2025-2027 out of an estimate of 60,756 new cases of Multiple Myeloma diagnosed each year, royalties at the rate of 12.5% and (pre-tax) discount rate of 26%.

d.	On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. (“Yeda”) entered into a license agreement of an exclusive right to examine a medical technology in the field of the immune system, comprising two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute Hepatitis, rheumatoid arthritis, Crohn's disease, psoriasis etc. Under the agreement, the Company purchased this exclusive right to examine the medical technology for a 15-month period ("the right") in consideration of $ 120 thousand (the “Option Fee”) payable by the Company in the following manner and at the earlier of: (i) in the event of raising by a public prospectus more than $ 2 million, the Company is obligated to settle the payment to Yeda in cash; or (ii) if 12 months after the date of closing of the agreement an amount of more than $ 2 million is not raised, the liability to Yeda can be satisfied, at the Company's election and after obtaining Yeda's approval to the timing, in cash or by issuance of Company stock options with an equivalent value. The Company's option to purchase said technology expired on November 30, 2011 and the Company elected not to exercise the option.

On July 11, 2013, the Company and Yeda entered into an amendment to the license agreement, according to which the Company shall pay Yeda an amount of $ 120 thousand in the following manner: (a) $ 30 thousand in cash, payable as of the date of the amendment, and (b) an additional amount of $ 90 thousand shall be paid by the Company to Yeda upon the earlier of: (a) a capital raise in the amount of $ 2 million and (b) upon the consummation of a transaction relating to the Company's Erythropoetin technology with any third party, which includes the receipt by the Company of a consideration of at least $ 2 million.

In the years ended December 31, 2011 and 2010, the Company recognized in its accounts amortization expenses of $ 88 thousand and $ 32 thousand, respectively relating to the right to examine a medical technology over the option period. These expenses were recorded in the item of research and development expenses.

e.	On November 30, 2011, the Company completed the MinoGuard transaction according to which the Company acquired the activity of MinoGuard Ltd. (“MinoGuard”), founded by Mor Research Applications Ltd. (“Mor”), by obtaining an exclusive license to MinoGuard's entire technology, including the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) in return for royalties on sales and milestone payments to be provided throughout the clinical development process with no additional consideration. The drug is based on a combination of existing antipsychotic drugs and a known medicinal compound (Minocycline). For more details of the engagement with MinoGuard, see Note 18a(4) below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 14:-	INTANGIBLE ASSETS (Cont.)

f.	As for intangible assets recognized for the first time after the completion of the InterCure transaction, as presented in Note 5 above, and due to a significant decline in InterCure's share price as quoted on the TASE, the Company hired the services of an external independent expert in order to establish whether or not an impairment exist in connection with the Technology and Brand Name assets recognized in the purchase price allocation study of InterCure.

The recoverable amount was assessed by management with the assistance of a consultant. In light of recent developments in InterCure, namely conclusions reached by its management and board of directors regarding its ability to continue operating as a going concern, several scenarios were taken into account by the expert. Each scenario was assigned a different weight in order to accommodate all scenarios into a weighted-average discounted cash flow. Such scenarios were as follows:

(i)	The Liquidation scenario, under which the realizable value of InterCure's net operational assets was estimated, was assigned a weighting of 60%.

(ii)	The Going concern scenario, establishing the value-in-use of InterCure's operations using the discounted cash flow method, was assigned a weighting of 40%. The value-in-use calculations use pre-tax cash flow projections covering an eight-year period and using extrapolation with specific adjustments expected until 2021, and a pre-tax discount rate of 33.3%. The value-in-use calculations included all factors in nominal terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods.

For the purpose of the impairment test, InterCure was considered the lowest level for which there are separately identifiable cash flows – a Cash Generating Unit (“CGU”). Upon examination, the expert concluded that an impairment exists, and that InterCure's recoverable amount stands at $ 300 thousand. The impairment loss in the amount of $1,729 was recognized in loss from operations, and allocated between said intangible assets of the CGU pro rata, based on their respective carrying amounts (net of amortization), in the following amounts:

(a)	Technology – $ 1,372 thousand;
(b)	Brand Name – $ 357 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 15:-	TRADE PAYABLES

a.	Composition:

	December 31,
	2013	2012
	U.S. dollars in thousands

Open accounts	455	596
Checks payable	160	147

	615	743

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2013	2012
	U.S. dollars in thousands

U.S. dollars	405	515
NIS (not linked to the Israeli CPI)	208	224
Others	2	4

	615	743

NOTE 16:-	OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2013	2012
	U.S. dollars in thousands

Employees, consultants and payroll accruals	199	443
Provision for returns	45	32
Deferred revenue	35	-
Authorities	86	144
Accrued expenses	239	280
Other	-	7

	604	906

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 16:-	OTHER ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2013	2012
	U.S. dollars in thousands

U.S. dollars	405	477
NIS (not linked to the Israeli CPI)	105	429
Other	94

	604	906

NOTE 17:-	EMPLOYEE BENEFIT LIABILITIES

a.	According to the effective labor laws and employment agreements in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.	The Company's obligation for pension payment in Israel and the Company's obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions into defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. In 2013, section 14 to the Severance Pay Law applied to most of the Company's employees.

The amount recognized as an expense for defined contribution plans in 2013, 2012 and 2011 was $ 26 thousand, $ 23 thousand and $ 22 thousand, respectively.

c.	A member of the Group in Israel has an obligation to pay severance to an employee which represents a defined benefit plan. The Group member has severance pay funds and executive insurance policies in which it deposits funds in respect of this obligation. The amount of accrued severance pay, net included in the statements of financial position as of December 31, 2013 and 2012 reflects the difference between the accrued severance pay and the severance pay funds.

Since as of December 31, 2013, section 14 to the Severance Pay Law applies to most of the Company's employees, as above, pursuant to which they are covered by fixed contributions to defined contribution plans, no contributions to defined benefit plans are expected for the year ending December 31, 2014.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS

a.	Royalty and contingent milestone payments:

1.	On September 14, 2012, InterCure entered into a strategic service agreement with Giboov Ltd. (“Giboov”) for a period of three years according to which online marketing and sale services were to be provided to InterCure.

As per the agreement, in addition to periodic payments made to Giboov, and based on Giboov's achievement of said sales targets, it will be allocated up to 20,185,184 non-marketable stock options that are exercisable into InterCure shares, for an exercise (dividend adjusted) price equivalent to NIS 0.54 per stock option.

On October 28, 2012, the Company's general meeting approved the Company's engagement in the strategic service agreement with Giboov, including the allocation of stock options and the items of the strategic agreement relating to said allocation.

The expenses in respect of the grant were recorded similarly to share-based payment to employees, pursuant to the provisions of IFRS 2. The fair value of all performance-based stock options according to the Monte Carlo model pursuant to IFRS 2 as of the date of approval by InterCure's special meeting approximates $ 2,169 thousand. The maximum stock option exercise term is five years from the date of allocation.

After the reporting period, on January 20, 2014, InterCure announced it had entered in an agreement with Giboov to terminate the Strategic Service Agreement, effective as of January 31, 2014 (the “Arrangement”). According to the Arrangement, all 20,185,184 non-marketable stock options for the purchase of InterCure shares which were granted to Giboov under the Strategic Service Agreement expired on March 1, 2014, resulting in a reversal in 2013 of the expenses recognized in 2012 in the amount of $ 132. Following said expiration, Giboov holds no such non-marketable stock options.

Further, on January 23, 2014, InterCure announced that it has agreed to retain the services of Universal McCann Israel, Ltd. (“McCann”) in which McCann will provide professional services relating to the promotion and marketing of InterCure’s products via the internet for a period of three years effective February 1, 2014. According to the new agreement, InterCure shall pay McCann a monthly fee in exchange for online marketing services, ranging between $ 8 thousand and $ 13 thousand, and contingent upon achievement of sales targets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

2.	On March 14, 2012, the Company signed a strategic collaboration master agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. (“Mor”) according to which the Institute provides the Company the right to receive data which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties to which Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end. As of the date of the approval of the financial statements, the Company has no active projects with the Institute.

3.	On November 30, 2011, the Company completed the MinoGuard transaction according to which an exclusive license to the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) was transferred to the Company. According to the terms of the agreement with MinoGuard, the Company will act to conduct clinical trials, develop, register, market, distribute and sell the drug candidates that will emerge from the technology, with no limitations to a specific disorder.

In return for the receipt of the license, as above, the Company will pay MinoGuard cumulative milestone payments throughout the research and development and the approval of the drug in an aggregate of $ 2.5 million. In addition, the Company will make royalty payments to MinoGuard of 3.5% on sales of products derived from the license and/or a percentage of the Company's net income of any third-party sublicense in the range of 7.5% to 20% depending on the clinical phase of the drug at the time of the above sublicense transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

In addition to the above payments, if the Company does not commence a phase 2 clinical trial by June 30, 2013 (the agreement states that receipt of an approval to commence such trial or continuance of the clinical trials that were conducted/will be conducted by MinoGuard and/or its researchers, shall be deemed commencement of phase 2 clinical trial for this matter), the Company will then pay MinoGuard an annual license fee of $ 45 thousand for the first payment and its cost will increase by $ 90 thousand per year (should the trial not commence) up to $ 675 thousand for the eighth year of license. The Company can pay any of the above amounts in cash or by issuance of securities to MinoGuard, at its sole discretion. In accordance with the agreement, and since as of June 30, 2013, the Company had not commenced a phase 2 clinical trial, it has paid MinoGuard an annual license fee, by way of issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014.

The licensed technology transferred to the Company is protected by a registered patent through 2027. If the Company does not commence a phase 2 clinical trial (as described above) within 9.5 years from the date of the license agreement, the license will expire.

4.	On November 2, 2011, the Company entered into a term sheet by which it will acquire a technology (“NiCure” or the “Technology”) from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and milestone payments throughout the clinical development process. The agreement that will be signed by the parties is subject to, among others, the completion of a due diligence study, examination of the regulatory environment for the continued development of the technology and the approval of the Company's Board.

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

According to estimates of the scientists who have invented this technology, the technology may enter a phase 2 clinical trial for the continuance of the clinical development based on this technology, as the drug mentioned above was approved for the treatment of reducing hypertension and is being provided to patients for already 20 years.

As of the date of the approval of the financial statements, the transaction has not been closed and the Company is considering the adapting of this project to its business plan.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

5.	As stated in Note 14c above, on August 3, 2010, the Company closed the Bio-Gal Transaction. According to this agreement, the Company is obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

6.	In January 2007, a subsidiary committed to pay advisory fees to a third party in connection with the DOV transaction. In October 2008, in furtherance to the above commitment, the Company and the subsidiary entered into an agreement with the third party according to which the advisory fees will be based on share appreciation rights in the Company as follows:

(i)	3% of the Company's fully diluted shares as of the date of the transaction, representing 1,659,945 shares exercisable one year after the date of the transaction;

(ii)	7% of the Company's fully diluted shares as of the date of the transaction, representing 3,873,204 shares vesting on the occurrence of certain events which represent a "milestone event."

Payment of the share appreciation rights can be satisfied, at the Company's election, in cash or by issuance of the Company's shares. Upon the exercise of share appreciation rights by the issuance of shares, the payment will be equal to the difference between the market value (the greater of the share price on the exercise date or the average share price in the preceding five days) and $ 1.7. The share appreciation rights expire on January 15, 2017.

Share appreciation rights in the amount equivalent to 3% are exercisable, as stated above, and presented in equity in accordance with IFRS 2 whereas share appreciation rights in the amount equivalent to 7%, as stated above, expired in March 2010 with the termination of the Company's license agreement with DOV for the Bicifadine drug.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

7.	During September 2005, the Company acquired from VivoQuest patent rights and other assets (DOS program), covering a proprietary compound library, which includes hepatitis C compounds, laboratory equipment and employment agreements with research and development employees in consideration of approximately $ 1,939 thousand (including transaction costs of $ 148 thousand), of which an amount of $ 1,391 thousand was paid by issuance of Ordinary shares of the Company. According to the agreement with VivoQuest, the Company is obligated to contingent milestone payments triggered by certain regulatory and sales targets, totaling as of the reporting date $ 34 million, of which $ 25 million due upon regulatory approval or actual product sales, and payable in cash or issuance of shares at the Company's election. No contingent consideration has been paid pursuant to the license agreement as of December 31, 2013 because none of the milestones have been achieved. The Company is also obligated to make royalty payments to VivoQuest on future product sales.

In March 2008, the Company signed an agreement (as revised in August 2008) to sell the DOS program development rights to the U.S. Presidio in consideration of $ 5.94 million in cash. Under this agreement, Presidio becomes responsible for all further development and commercialization activities relating to the DOS program. Presidio is also obligated to pay the Company up to $ 59 million upon reaching certain milestones and royalty payments ranging from 1% to 10% on product sales by Presidio. Presidio is also obligated to pay the Company for any milestone consideration owed to VivoQuest pursuant to the VivoQuest license agreement.

On August 22, 2012, Presidio requested to terminate the engagement with the Company in effect from August 24, 2012. Following the announcement of the termination of the agreement, the entire DOS technology (including all patents kept by Presidio) was returned to the Company within 90 days from the date of said announcement pursuant to the agreement.

The Company intends to examine the renewal of activity in the field of Hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating Hepatitis C based on the DOS technology.

b.	Other commitments:

1.	On January 15, 2004, a subsidiary, InterCure, received the Israeli Chief Scientist's letter of approval for developing a medical device for treating patients with congestive heart failure (“CHF”) which included participation in R&D expenses in the amount of $ 200 thousand. According to the agreement with the Chief Scientist, InterCure will be obligated to pay royalties at a rate of 3%-5% of sales of products which are the result of the R&D activity funded by the Chief Scientist up to the amount of funding provided, linked to the exchange rate of the U.S. dollar with the addition of interest at the rate of Libor.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

As of December 31, 2013, InterCure has not yet commenced making sales of products combining the technology for treating CHF and therefore has not paid any royalties for this technology.

2.	On February 12, 2010, InterCure Inc., a subsidiary of InterCure, entered into a marketing collaboration agreement (the “Agreement”) with Omron Healthcare Inc., a U.S. subsidiary of the Omron Healthcare Group headquartered in Japan (“Omron”), which is a leading global supplier of home blood pressure monitors. According to the agreement, Omron and InterCure Inc. will co-develop consumer and medical marketing strategies for increasing the sales of the RESPeRATE, a non-drug, non-invasive hypertension treatment and blood pressure monitoring device. The agreement includes, among others, an item which grants Omron a right of first offer to acquire InterCure's activity if any offer is made by a third party.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

3.	Obtaining approval for insurance indemnification in the UK - InterCure filed a motion for setting insurance indemnification amounts in the context of the British healthcare system. On November 17, 2011, InterCure announced that the British Department of Health had approved its motion regarding product insurance indemnification as part of the British healthcare services. Accordingly, InterCure signed several distribution agreements in the UK. On February 1, 2012, InterCure began selling the relevant product such that British patients who had been previously required to pay approximately £ 200 out of their own pocket to buy the product may now receive it at no charge or for a symbolic participation fee when producing a signed physician's prescription. In order to allow sales in the context of the UK drug tariff, InterCure has been preparing in the last few months to implement a plan for leveraging the approval in order to increase the device sales, taking into consideration its limited resources. The plan consisted of preparing an inventory of devices, setting up the appropriate logistic channels for marketing the device and investing in a public relations and advertising campaign to create awareness to the new manner of purchasing the device under the UK drug tariff. In the context of the marketing efforts, InterCure entered into an engagement with a public relations entity specializing in the medical field in the UK and contacted the relevant professional associations.

The British Hypertension Society opinion:

On June 7, 2012, InterCure announced that it had obtained an opinion from the British Hypertension Society (the “Society”) of April 2012 (the “Opinion”) which studied the InterCure's developed and sold RESPeRATE device for treating hypertension (the “Device”), as included in the UK drug tariff. In the Opinion, the Society stated that several clinical trials that had been performed on the Device over timeframes that do not exceed nine weeks indicate that the use of the Device has a significant effect of lowering both systolic and diastolic blood pressure, yet the Society believes that in view of the relatively small degree of the decreases and the relatively short effect of the trials, more trials must be conducted for longer timeframes for the Society to be able to recommend the Device.

InterCure stated that it believes that the opinion is based on a solitary article which analyzed the results of trials using a problematic methodology which does not address the direct effect of the treatment on the patient. Consequently, the article's conclusions contradict the conclusions of several other independent articles which have recently reviewed the results of device trials and concluded that it is an efficient means of treating hypertension. InterCure aims to act to establish a dialog with the Society which might yield its reassessment of the Device.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

On January 21, 2013, InterCure announced that the examination conducted as part of the process of concluding the engagement with Mr. Erez Gavish, InterCure's former CEO (“Mr. Gavish”), revealed several issues which require inspection in connection with InterCure's actions during Mr. Gavish's term as CEO, including the legal validity granted to the License Agreement of October 2011 signed between InterCure and Yazmonit. InterCure's board of directors appointed a committee which included an external attorney hired for this purpose and another director in InterCure in order to investigate the issue and provide InterCure's board of directors with its conclusions. In addition, a notice was delivered to Mr. Gavish and Dr. Gavish on the establishment of said committee which summoned the two to provide explanations regarding the issues under inspection and requested that they inform any of their future potential partners or investors of the inspection of the legal validity of the License Agreement.

On April 7, 2013, InterCure announced that an originating summons had been filed by Yazmonit against it, with the Tel-Aviv-Jaffa district court (the “Court”), according to which the Court was asked to render a verdict which declares that the License Agreement had been approved and signed and the rights therein had been conferred and transferred by the respondent to the petitioner as required by law. Moreover, on May 13, 2013, InterCure filed a petition with the Court for dismissing the originating summons in limine, and assigning the motion to a standard legal procedure. On July 17, 2013, InterCure announced that it had reached a settlement with Mr. Gavish and Dr. Gavish in connection with the amendment of the License Agreement. According to the amendment, Yazmonit will not be able to market its products under InterCure's RESPeRATE TM trademark and brand name.

c.	Operating lease commitments:

1.	As of December 31, 2013, the Company leases two vehicles under an operating lease. The lease agreements expire in 2014. Vehicle lease expense for the years ended December 31, 2013, 2012 and 2011 were $ 29 thousand, $ 33 thousand and $ 32 thousand, respectively. The lease fees are stated in NIS and are linked to the Israeli CPI. Expected lease fees for 2014 under the lease fees as of December 31, 2013 are approximately $ 4 thousand.

2.	The Company entered into an operating lease agreement on the offices it uses. The agreement is in effect until August 2015. The lease fees are stated in NIS and are linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee which is secured by a restricted NIS deposit of approximately $ 23 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 18:-	COMMITMENTS (Cont.)

The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2013 are as follows:

U.S. dollars in thousands

2014	94
2015	60

The Company entered into agreements with three subtenants to lease an office space for approximately $ 57 thousand a year. The agreements are in effect until April-November 2014 with a renewal option for some of the subtenants until August 2015.

3.	In May 2010, a subsidiary, InterCure Inc., signed an agreement for the lease of offices for a period of three years. In May 2013, InterCure Inc. signed a revised lease agreement for an additional 12 months. The monthly lease fees are approximately $ 1 thousand.

NOTE 19:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	In thousands				NIS in thousands

Ordinary shares of NIS 0.1 *	700,000	700,000	**232,895	**229,472	70,000	70,000	**23,289	**22,947

*	Traded on the TASE. The Company's ADRs are traded on the NASDAQ in the U.S. The share price was NIS 0.514 as of December 31, 2013.
**	Including 6,067,943 and 7,165,662 treasury shares held by InterCure as of December 31, 2013 and 2012, respectively, as 1,097,719 shares were sold by InterCure in 2013.

b.	Ordinary shares confer upon their holders voting rights and right to participate in the shareholders' meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

c.	On August 3, 2010, upon the closing of the Bio-Gal Transaction, 133,063,688 Ordinary shares of NIS 0.1 par value each were allocated to Xtepo's shareholders in return for 100% of the shares of Xtepo which, before closing, held a license for the exclusive use of the patent for the rHuEPO drug for Multiple Myeloma and approximately $ 1.5 million in its account.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 19:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

d.	On March 7, 2011, the Company raised by public issuance on the TASE 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) for immediate overall proceeds of approximately NIS 6.3 million (approximately $ 1.75 million) net of issuance expenses of approximately $ 68 thousand.

The warrants (series 1) were exercisable into Ordinary shares of NIS 0.1 par value each from the date of registration for trade on the TASE (March 9, 2011) to November 27, 2011 for an exercise increment of NIS 0.7 per share, linked to the U.S. dollar. On July 21, 2011, a shareholder in the Company exercised 15,544 warrants (series 1) into 15,544 Ordinary shares of NIS 0.1 par value each for an overall exercise increment of approximately $ 3 thousand. The remaining warrants (series 1) expired on November 27, 2011.

The warrants (series 2) were originally exercisable into Ordinary shares of NIS 0.1 par value each from the date of registration for trade on the TASE (March 9, 2011) to February 27, 2013 for an exercise increment of NIS 1 per share, linked to the U.S. dollar (as of December 31, 2013, the exercise increment was approximately NIS 0.96 per warrant). For details on extensions of term of the warrants (series 2), see Note 19j and Note 31 below.

e.	On March 22, 2011, 4,666,667 unlisted warrants which had been issued in 2006 under a private placement to American investors expired.

f.	On March 18, 2012, the Company's Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million) net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

The warrants (series A) were exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to September 17, 2012 for an exercise increment of NIS 1.046 per share, linked to the U.S. dollar. See more details in i below.

The warrants (series B) are exercisable into Ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to March 17, 2015 for an exercise increment of NIS 1.124 per share, linked to the U.S. dollar.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 19:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

h.	On June 1, 2012, the Company applied for the relisting of its ADRs on the NASDAQ (after the ADRs had been delisted from trade on the NASDAQ in July 2009), subject to compliance with all the criteria reviewed by the NASDAQ admissions committee, including minimum ADR price (according to the various listing criteria). On September 24, 2012, the Company's Board approved a change in the number of shares underlying the ADRs such that 20 Ordinary shares of the Company will constitute a single ADR, this in order to support the Company's compliance with the NASDAQ's ADR listing conditions. The record date of change in the ADR ratio is October 4, 2012. On July 10, 2013, the Company's management received a notice from NASDAQ representatives stating that the admission committee had approved the Company's application to relist its ADRs for trading on the NASDAQ Capital Market. Accordingly, on July 15, 2013, the Company's ADRs began trading on NASDAQ.

i.	In the context of the consummation of the InterCure acquisition transaction, the Company purchased 16,839,532 Ordinary shares of InterCure with no par value in return for the allocation, by private placement, of 7,165,662 Ordinary shares of NIS 0.1 par value each of the Company.

j.	In the year ended December 31, 2012, the Company's warrants (series 2) holders exercised 6,145,095 warrants (series 2) into 6,145,095 ordinary shares of NIS 0.1 par value each for an average exercise increment of approximately NIS 1.06 per warrant, for the overall proceeds of approximately $1,703 thousand (approximately NIS 6.5 million). In the year ended December 31, 2013, the Company's warrant (series 2) holders exercised 86,299 warrants (series 2) into 86,299 ordinary shares of NIS 0.1 par value each for an average exercise increment of approximately NIS 1 per warrant, for the overall proceeds of approximately $ 25 thousand. For additional information, see Note 31 below.

k.	In the year ended December 31, 2012, the Company's warrants (series A) holders exercised 560,000 warrants (series A) into 560,000 Ordinary shares of NIS 0.1 par value each for an average exercise increment of approximately NIS 1.09 per warrant, for the overall proceeds of approximately $ 155 thousand (approximately NIS 0.6 million). On September 17, 2012, in accordance with the terms of the private placement of March 2012, the remaining unexercised 3,293,454 warrants (series A) of the Company expired.

l.	On September 11, 2013, the Company issued Aurum a total of 3,031,299 Ordinary shares of the Company of NIS 0.1 par value each. For additional details, see Note 12 above.

m.	On September 12, 2013, the Company issued MinoGuard a total of 175,633 Ordinary shares of the Company of NIS 0.1 par value each. For additional details, see Note 18a(4).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT

a.	Share-based payment in the Company:

On August 29, 2011, the Company's Board approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the "2011 Plan") in lieu of the option plan established in 2001 (the "2001 Plan") which ended after 10 years, and the holding of up to 10 million shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants.

In May 2011, after 10 years, the 2001 Plan ended and, accordingly, since that date no new options can be granted under this plan. In August 2011, the 2011 Plan was approved (see details above). As of December 31, 2013, the remaining number of options available for grant under the 2011 Plan is 6,024,500 options.

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

The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company's Board on the date of the actual allocation.

Below is information about share-based payments granted to the Group's directors, employees and service providers during the reported years in accordance with the 2001 and 2011 Plans pursuant to section 102 to the Income Tax Ordinance and options granted without a plan in accordance with section 3i to the Income Tax Ordinance:

1.	In July 2009, the Company's Board approved the allocation of 1,400,000 unlisted stock options to the Company's former CFO which are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.075 per stock option. The fair value of all stock options using the Black-Scholes model on the date the Board accepted the decision was approximately $ 148 thousand. The option exercise term is for a maximum period of 120 months from the grant date, such that 33.33% of the stock options are exercisable immediately and the remaining 66.67% stock options are exercisable in equal rates every month from the grant date for a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.85% and expected life of five years. The volatility is based on the historical volatility of the Company's share for comparative periods that commensurate with the expected term of the option.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. For additional information, see note 20a(15) below.

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

3.	On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's former CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.075 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO with approval of his employment terms, subject to the closing of Bio-Gal Transaction (whose closing occurred on August 3, 2010). Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting, using the Black-Scholes model was approximately $ 133 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.87%-4.11% and expected life of five to six years. Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. For additional information, see note 20a(14) below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

4.	On January 26, 2010, the Company's Board approved to grant 100,000 stock options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 par value each at an exercise price of NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all stock options on the date of the Board resolution using the Black-Scholes model was approximately $ 10 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 4.3% and expected life of five to six years. On June 30, 2013, all 100,000 stock options were exercised for approximately $ 7 thousand.

5.	On August 27, 2010, the Company's Board approved the employment agreement of Professor Moshe Mittelman as a senior officer - Medical Director of the development plan of the rHuEPO drug designed to treat multiple myeloma. It also approved the allocation of 640,000 share options (unlisted) to purchase 640,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. The fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 50 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in equal monthly tranches over a 24-month period.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

7.	On March 19, 2012, in the context of the annual meeting of shareholders, 300,000 options were allocated to external directors in the Company that are exercisable into 300,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.58633 per option. The fair value of all the options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's general meeting was approximately $ 79 thousand. The exercise period of the options is a maximum of ten years from the allocation date. 33% of the options vested immediately upon allocation and the remaining options vest in 24 equal portions each month over a period of two years from the allocation date. The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153%, risk-free interest rate of 4.08% and expected life until exercise of six years.

8.	On April 12, 2012, the Company's Board approved the allocation of 1,810,000 stock options which are exercisable into 1,810,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option as follows: 1,710,000 stock options to the Company's former Deputy CEO and CFO and 100,000 stock options to Company employees. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 399 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153.85%, risk-free interest rates of 3.67%-4.22% and expected life until exercise of 5-6.5 years. On June 30, 2013, an employee exercised 30,000 stock options of the 90,000 stock options granted to him, for approximately $ 2 thousand. The remaining 60,000 stock options granted to the employee, which had not yet vested at the time, were forfeited. For additional information, see note 20a(14) and (15) below.

9.	On May 29, 2012, in the context of a special meeting of shareholders, 4,408,000 stock options were allocated to a director in the Company (the "Director") which were exercisable into 4,408,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's special meeting was approximately $ 1,255 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.09%, risk-free interest rates of 3.90%-4.16% and expected life until exercise of 5-6.5 years. On August 19, 2013, the Director resigned from his position, pursuant to which 2,938,668 stock options, which had not yet vested as of the date of resignation, were forfeited. The remaining 1,469,332 vested stock options were not exercised within the required period of 90 days from the resignation date, and had accordingly expired on November 17, 2013.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

In addition, 1,500,000 stock options were allocated to the Company's former CEO which are exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of approval by the Company's special meeting was approximately $ 427 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.09%, risk-free interest rates of 3.90%-4.16% and expected life until exercise of 5-6.5 years. For additional information, see note 20a(14) below.

10.	On December 30, 2012, the Company's Board approved the allocation of 258,000 stock options to medical consultants in the Company which are exercisable into 258,000 Ordinary shares of NIS 0.1 par value each of the Company for an exercise increment of NIS 1.2837 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 83 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6 years.

11.	On September 11, 2013, the Company's Board received notice from the former CEO of the Company that he wished to terminate his position as CEO. Accordingly, and in the lapse of the prior notice period stipulated in the former CEO's employment agreement, on February 15, 2013, 750,000 stock options formerly granted to him, and that had not yet vested as of the day of his effective termination, were forfeited. As of the date of the financial statements, the remaining vested 2,360,000 stock options were not yet exercised.

12.	On December 30, 2013, the Company's Board approved the allocation of 880,000 stock options to the new CFO and an employee of the Company, exercisable into 880,000 Ordinary shares of NIS 0.1 par value each of the Company, for an exercise increment of NIS 0.5328 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 120 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 117.86%, risk-free interest rates of 3.98% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

13.	On January 30, 2014, the Company's Board approved the allocation of 1,500,000 stock options to the new CEO of the Company, exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each of the Company, as follows: 600,000 stock options are exercisable into 600,000 Ordinary shares of the Company for an exercise increment of NIS 0.6 per stock option, and an additional 900,000 stock options are exercisable into 900,000 Ordinary shares of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision) was approximately $ 244 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6.5 years. For additional information, see Note 31 below.

14.	On December 30, 2013, the Company's Board received notice from the former CFO and Deputy CEO of the Company, Mr. Ronen Twito, that he wished to terminate his employment with the Company. Accordingly, on December 30, 2013, the Company's Board approved the appointment and employment terms of Mr. David Kestenbaum as CFO of the Company effective from January 5, 2014. Mr. Twito's employment with the Company shall terminate at the end of the three-month notice period stipulated in his employment agreement.

Following Mr. Twito's notice, and in the lapse of the prior notice period stipulated in his employment agreement, on April 5, 2014, 570,000 stock options formerly granted to him, and that will not yet vest as of the same day, shall be forfeited. The remaining vested 2,550,000 stock options are exercisable for a 90 day period from the date of Mr. Twito's termination of employment.

Ordinary shares allocated upon the exercise of options in all grants will have identical rights to Ordinary shares of the Company immediately after their allocation.

On January 29, 2012, 39,000 options which had been issued in 1997 to a former service provider expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) are as follows:

	Year ended December 31,
	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	12,506,000	0.18	4,269,000	0.08	4,149,000	0.07
Granted	130,000	0.22	8,276,000	0.24	120,000	0.15
Exercised *)	(130,000)	0.08	-	-	-	-
Expired	(1,469,332)	0.26	(39,000)	2.69	-	-
Forfeited	(2,998,668)	0.26	-	-	-	-

Outstanding at end of year	8,038,000	0.15	12,506,000	0.18	4,269,000	0.07

Exercisable at end of year	6,084,845	0.11	5,635,001	0.13	3,692,725	0.08

*) No options were exercised in 2011-2012.

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31, 2013			December 31, 2012
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

7,978,000	0 - 0.500	4.2	12,446,000	0 - 0.500	8.6
60,000	1.500 - 2.499	4.0	60,000	1.500 - 2.499	5.0

8,038,000			12,506,000		8.6

Net expenses recognized in the Company's statements of comprehensive loss for the years ended December 31, 2013, 2012 and 2011 for grant of options to employees were $ (7) thousand, $ 1,106 thousand and $ 73 thousand, respectively.

These plans are administered in accordance with the principles set forth in this issue in section 102 to the Income Tax Ordinance.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

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

As for share-based payment under the Yeda transaction, see Note 14d above.

b.	Share-based payment in a subsidiary:

1.	On July 25, 2012, 1,484,551 stock options were allocated to InterCure's then CEO, Mr. Erez Gavish, which are exercisable into 1,484,551 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option based on the share price of InterCure as determined in the debt refinancing. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 132 thousand.

On November 28, 2012, Mr. Erez Gavish notified InterCure's board of directors of his intention not to extend his term as CEO of InterCure. Mr. Ronen Twito, the Deputy CEO and CFO of InterCure at the time, was appointed as interim CEO of InterCure effective immediately. Mr. Gavish continued to be employed by InterCure until the conclusion of the agreement period on January 25, 2013.

Following the conclusion of the term of Mr. Gavish on January 25, 2013, 1,237,126 stock options were forfeited and 247,425 stock options became exercisable for a period of 90 days from the date of conclusion of term until April 24, 2013. If these stock options are not exercised until said date, they will expire.

In addition, on the same date, 1,000,000 stock options were allocated to InterCure's Deputy CEO and CFO which are exercisable into 1,000,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option, based on InterCure's share price as determined in the debt refinancing. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 88 thousand. The exercise period of the stock options granted to the Deputy CEO and CFO is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.76%, risk-free interest rates of 3.39%-3.68% and expected life until exercise of 5-6.5 years. For additional information as to the replacement of Mr. Twito as CEO of InterCure, see Note 20b(5) below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

On August 15, 2013, following the approval of the board of directors of InterCure of June 26, 2013, the general meeting of InterCure's shareholders approved a change in the terms of the options previously granted to Mr. Twito, who at the time acted also as the Company's CFO and Deputy CEO. Such changes included the reduction of exercise increment of the InterCure stock options granted to him as well as the acceleration of vesting of 347,222 such stock option. The total economic value of the change in the option terms as above according to the Black-Scholes model, pursuant to the provisions of IFRS 2 as of the date of InterCure's board of directors' approval, approximates $ 12 thousand.

2.	On September 3, 2012, in a special meeting of InterCure's shareholders, 75,000 stock options were allocated to each of four directors in InterCure which are exercisable into 300,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of the approval of InterCure's special meeting was approximately $ 26 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 87.27%, risk-free interest rates of 3.06%-3.53% and expected life until exercise of 5-6.5 years.

3.	On December 13, 2012, 100,000 stock options were allocated InterCure's controller and financial manager which are exercisable into 100,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per stock option.

The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant was approximately $ 10 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in 12 equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.38%, risk-free interest rates of 2.74%-3.16% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 20:-	SHARE-BASED PAYMENT (Cont.)

4.	On March 21, 2013, Prof. Reuven Tzimlichman was appointed to InterCure's medical director. In the consulting agreement of Prof. Tzimlichman it was stated that he will provide InterCure consulting services in the field of research and development, intellectual property management and medical regulation. The agreement provides the grant of 130,000 share options to Prof. Tzimlichman, exercisable into 130,000 ordinary shares at an exercise price of NIS 0.54 per share. The vesting period of the shares was set to three years when 1/12 of the options shall vest at the end of each quarter. Alternately, if as a result of the signing between InterCure and a medical institution (such as HMO) for the sale of its products through the medical institution, InterCure's products will be sold in excess of $ 175,000, than 30% of the unvested options at that time shall vest.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 92.21%, risk-free interest rates of 2.76%-3.21% and expected life of 5-6.5 years.

5.	On June 26, 2013, Mr. Ofer Gilboa ("Mr. Gilboa") was appointed as CEO of InterCure in lieu of Mr. Ronen Twito, the interim CEO. According to the employment agreement with Mr. Gilboa, he will be granted 650,000 stock options which are exercisable into Ordinary shares of InterCure at an exercise price of NIS 0.23 per stock option. The stock options vest over a period of three years whereby 1/12 of stock options will vest at the end of each quarter. The fair value of all of the stock options using the Black-Scholes model pursuant to the provisions of IFRS 2 as of the date of approval by the board of directors of InterCure was approximately $ 19 thousand. The exercise period is for a maximum of ten years from the allocation date. The value of each option is based on the following inputs: expected dividend rate of 0%, expected standard deviation rate of 5.41%, risk-free interest rate of 1% and expected life of 5-6.5 years. Also according to the employment agreement, if InterCure's revenues exceed $ 5 million and the EBITDA is not less than $ 1 million, Mr. Gilboa will be entitled to a bonus of $ 25 thousand. It was also determined that Mr. Gilboa will be entitled to a bonus of 1% of any capital raising round in InterCure over a period of 36 months from the commencement of his tenure, provided that the investments are made by third parties that are unrelated to InterCure, and up to a maximum bonus of $ 100 thousand.

On November 27, 2013, InterCure announced the resignation of Mr. Gilboa as its CEO. Mr. Gilboa's term will effectively end following a two-month notice period, on January 26, 2014.

For details regarding the appointment of a new CEO in InterCure, see Note 31 below.

6.	As for performance-based stock options granted to Giboov, see Note 18a above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 21:-	COST OF SALES

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Purchase of finished goods	422	244	-
Storage and transport	180	49	-
Changes in inventory of finished goods	(73)	(22)	-
Depreciation and amortization	212	92	-
Commissions	-	17	-

	741	380	-

NOTE 22:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	47	30	26
Expenses relating to options to employees and service providers	6	3	20
Professional consulting	43	28	9
Medical centers	-	23	-
Depreciation and amortization	-	-	88
Other	17	15	15

	113	99	158

NOTE 23:-	SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Advertising and public relations	1,435	512	-
Salaries and related expenses	155	123	-
Rent and maintenance	65	52	-
Share-based payment	(132)	132	-
Depreciation and amortization	80	29	-
Commissions	61	-	-
Others	27	-	-

	1,691	848	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 24:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	673	586	421
Expenses relating to options to employees and service providers	62	1,164	53
Patents and fees	188	55	25
Directors' fees	79	75	63
Foreign services, public relation and travel	10	4	2
Rent and office maintenance	87	113	115
Vehicle maintenance	51	44	44
Insurance	70	56	57
Professional services	715	546	233
Depreciation and amortization	20	15	6
Allowance for doubtful accounts	-	12	-
Other	93	99	59

	2,048	2,769	1,078

NOTE 25:-	OTHER GAINS, NET

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Gain from bargain purchase	-	795	-
Gain from sale of investment in associate (a)	1,051	-	-
Loss from disposal of property, plant and equipment	(2)	(2)	(3)
Gain (loss) from decrease in holding rate in associate	10	(5)	-
Other	-	14	15

	1,059	802	12

a.	Gain from sale of investment in associate:

U.S. dollars in thousands

Consideration	3,369
Balance as of September 17, 2013	(2,522)
Transaction-related expenses	(17)
Reclassification to Other gains, net due to sale of investment	221

1,051

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 26:-	FINANCE INCOME, NET

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands
Finance expenses:

Bank account management fees and commissions	35	15	7

Total finance expenses	35	15	7

Finance income:

Interest income on bank deposits	10	43	24
Exchange rate differences	51	17	-

Total finance income	61	60	24

Finance income, net	26	45	17

NOTE 27:-	TAXES ON INCOME

a.	Taxation in Israel:

1.	Since the 2008 tax year, the results for tax purposes of the Company and its Israeli subsidiaries are measured in nominal values. Until the end of the 2007 tax year, the results for tax purposes of the Company were adjusted for the changes in the Israeli CPI pursuant to the Income Tax (Inflationary Adjustments) Law, 1985 ("the inflationary adjustments law"). According to the transition provisions of the scope of the inflationary adjustments law, it is determined that adjustments to the Israeli CPI relating to carryforward tax losses, deduction for depreciation and real loss from sale of a depreciable asset or security continue to apply until the end of the 2007 tax year and starting that date they will no longer apply.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 27:-	TAXES ON INCOME (Cont.)

2.	Tax rates:

The income of the Company and its Israeli subsidiaries is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2005 and the provisions of the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) of July 2009 prescribe a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting from the 2011 tax year and thereafter are as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On December 6, 2011, the Law for Tax Burden Reform (Legislative Amendments), 2011 was published in the records (the "2011 Amendment"), which prescribes a halt in the scheduled reduction in the corporate tax rate as in the 2009 amendment, as above, and an increase in the corporate tax rate to 25% in 2012 and thereafter.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the "Law") was published in the Government's records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

Capital gains generated by the Company and its Israeli subsidiaries are taxable according to the corporate tax rate applicable in the tax year.

b.	Foreign subsidiaries:

The tax rates applicable to subsidiaries whose place of incorporation is the U.S. are (progressive) corporate tax of 35% with the addition of State tax and local tax at rates which vary according to the State and city in which the subsidiaries conduct their business affairs.

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

As stated in Note 14c above, on August 3, 2010, the Bio-Gal Transaction was completed after all the prerequisites had been met including, inter alia, the signing of an agreement with the Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to sections 104 and 103 to the Income tax Ordinance (New Version), 1961.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 27:-	TAXES ON INCOME (Cont.)

Below is the summary of principle conditions of the agreement signed with the Tax Authority:

1.	The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 23 million) and approximately NIS 0.7 million (approximately $ 0.2 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is lower than the abovementioned amounts.

2.	Any losses incurred to the Company prior to the share swap, after their reduction as discussed in 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.	Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction ("the lock-up period"), subject to any changes in legislation.

4.	The Company and Xtepo undertake to maintain their main economic activity as it was prior to the transaction during the lock-up period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the lock-up period.

The Company's carryforward tax losses as of December 31, 2013 and 2012, after giving effect to the agreement with the Tax Authority in connection with the Bio-Gal Transaction, as above, totaled approximately $ 28 million and $ 26, respectively. The carryforward tax losses of the U.S. subsidiaries, XTL Inc. and XTL Development, as of December 31, 2013 totaled approximately $ 20 million (approximately $ 20 million as of December 31, 2012). These losses of the U.S. subsidiaries are limited in use and it is probable that they will be even significantly reduced due to state tax laws that deal in cases of "change of control" which is the outcome of the carrying out the Bio-Gal Transaction as above. The Company does not recognize deferred taxes for tax losses because their utilization in the foreseeable future is not probable.

InterCure has carryforward business losses and capital losses which total approximately $ 17 million as of December 31, 2013.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 27:-	TAXES ON INCOME (Cont.)

InterCure Inc. has carryforward business losses and capital losses which total approximately $ 24 million as of December 31, 2013. It should be noted that following the composition of creditors agreed upon in July 2012 (see Note 5 above) in which the control over InterCure was changed, the utilization of said losses is limited and they are expected to be significantly reduced according to internal U.S. laws.

Carryforward capital losses on securities which were not offset (including carryforward losses on securities that were reversed after January 1, 2006) and other carryforward capital losses total approximately $ 0.2 million as of December 31, 2013 after giving effect to the agreement with the Tax Authority in connection with the Bio-Gal Transaction, as above. These losses may be used only against capital gains (including, since 2006, against gains on marketable securities).

A real loss for tax purposes from sale of securities through December 31, 2005 which was not offset by December 31, 2013 totals approximately $ 14 thousand. This loss is deductible in the coming years only against real gains on marketable securities, if available in these years.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.	Below is the reconciliation between the "theoretical" tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statements of comprehensive income in the reporting year:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 27:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(3,713)	(1,742)	(1,207)

Theoretical tax saving on this loss	(928)	(436)	(290)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	(154)	(40)	(3)
Expenses not deductible for tax purposes	628	277	18
Tax exempt income	-	(341)	-
Utilization of taxable losses for which no deferred taxes were recognized	(55)	(5)	-
Effect of lower tax rates on capital gains	-	-	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	509	545	275

Tax benefit	-	-	-

3.	Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company does not expect that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2013, the Company did not record deferred taxes on these losses.
F-83

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 27:-	TAXES ON INCOME (Cont.)

e.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2008 tax year. The subsidiary, Xtepo, has not received tax assessments since its incorporation in November 2009. The U.S. subsidiaries, XTL Inc. and XTL Development, filed self-assessments that are deemed final through the 2008 tax year. However, the IRS may examine the tax reports for the years in which the U.S. subsidiaries claimed tax refunds for operating losses offset against taxes paid in the past for tax years 2003 to 2005. This examination is limited to the amount of tax refunds that the Company received ($ 72 thousand in 2003-2004 and $ 77 thousand in 2005). InterCure has received final tax assessments through 2007.

NOTE 28:-	LOSS PER SHARE

Basic loss per share is calculated by dividing loss attributable to equity holders of the parent by the weighted average number of issued Ordinary shares, excluding ordinary shares held by a subsidiary, which are accounted for as treasury shares. As for the years ended December 31, 2013, 2012 and 2011, there were no dilutive effect potential shares.

	Year ended December 31,
	2013	2012	2011

Loss attributable to equity holders of the parent (U.S. dollars in thousands)	(2,476)	(1,390)	(1,207)

Weighted average number of issued Ordinary shares	223,605,181	217,689,926	201,825,645

Basic and diluted loss per share (in U.S. dollars)	(0.011)	(0.006)	(0.006)

NOTE 29:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

"Related party" - as the term is defined in IAS 24, "Related Party Disclosures" ("IAS 24").

The Company's key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 29:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Group is shown below:

	Year ended December 31,
	2013	2012	2011
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits *)	698	643	493
Share-based payments, net **)	(10)	1,148	59

	688	1,791	552

*)	In 2013 and 2012, includes grants to senior officers based on agreements signed with them in a total of approximately $ 35 thousand and $ 90 thousand, respectively.

**)	In 2013 – includes share-based payments expenses less a reversal of expenses due to forfeiture of stock options in the amount of $ 647 thousand.

As of December 31, 2013 and 2012, the Group's balances with related parties total approximately $ 134 thousand (of which $ 105 thousand linked to the NIS) and $ 323 thousand (of which $ 267 thousand linked to the NIS), respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 30:	SEGMENT INFORMATION

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker (“CODM”) and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

a.	Segment reporting data for the years ended December 31, 2013 and December 31, 2012:

	Year ended December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	2,076	278	15	-		2,369
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	2,076	278	1,056	-	(1,041)	2,369

Segment results before current amortization of intangible assets identified in the acquisition	128	24	1	(385)	-	(232)
Current amortization of intangible assets identified in the acquisition	(231)	(29)	(1)	-	-	(261)
Impairment of intangible assets	(1,532)	(189)	(8)	-	-	(1,729)
Segment results	(1,635)	(194)	(8)	(385)	-	(2,222)

Unallocated joint expenses						(1,731)
Other gains, net						1,059
Finance income (expense), net						26
Earnings from investment in associate						(845)

Loss before taxes on income						(3,713)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 30:	SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2012
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	766	167	5	-	-	938
Inter-segment revenues	-	-	583	-	(583)	-

Total revenues	766	167	588	-	(583)	938

Segment results before current amortization of intangible assets identified in the acquisition	(21)	(31)	2	(388)	-	(438)
Current amortization of intangible assets identified in the acquisition	(91)	(22)	(1)	-	-	(114)
Segment results	(112)	(53)	1	(388)	-	(552)

Unallocated joint expenses						(2,606)
Other gains, net						802
Finance income (expense), net						45
Earnings from investment in associate						569

Loss before taxes on income						(1,742)

b.	Additional information:

	December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	279	130	2	2,457	-	2,868

Unallocated assets						5,147

Total consolidated assets						8,015

Segment liabilities	2	369	-	11		382

Unallocated liabilities						848

Total consolidated liabilities						1,230

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 30:	SEGMENT INFORMATION (Cont.)

	December 31, 2012
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	37	51	-	2,457	-	2,545

Unallocated assets						8,541

Total consolidated assets						11,086

Segment liabilities	454	-	-	22	-	476

Unallocated liabilities						1,186

Total consolidated liabilities						1,662

NOTE 31:	EVENTS AFTER THE REPORTING DATE

a.	On January 5, 2014, InterCure announced it shall appoint Mr. Alon Dulzin (“Mr. Dulzin”) as its new CEO, effective as of January 6, 2014. According to the employment agreement with Mr. Dulzin, he will be granted 650,000 stock options which are exercisable into Ordinary shares of InterCure. Mr. Dulzin's employment terms were approved by a general meeting of shareholders of InterCure, held on March 5, 2014.

b.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

c.	On January 13, 2014, the extraordinary general meetings of shareholders of warrant (series 2) holders of the Company resolved to extend the exercise period of warrants (series 2) of the Company from December 31, 2013 to October 28, 2014, subject to the approval of the Tel-Aviv-Jaffa district court (the “Court”), pursuant to Section 350 to the Israeli Companies Law, 1999. On January 28, 2014, the Court approved the decision to extend the exercise period of the warrants.

d.	On January 14, 2014, the general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company resolved to approve the extension of the term of warrants (series 2) of the Company from December 31, 2013 to October 28, 2014, in accordance with the request for a settlement filed with and granted by the Tel-Aviv-Jaffa district court.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

NOTE 31:	EVENTS AFTER THE REPORTING DATE (Cont.)

e.	On March 17, 2014, the Company's extraordinary general meeting of shareholders of the Company decided to approve the terms of an employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position, in accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014 and in accordance with the Israeli Companies Law – 1999. For additional details, see also Note 20a(13) above.

- - - - - - - - - - - -

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
3.1	Articles of Association (incorporated by reference from an exhibit to the first amendment to Form 20-F, filed with the SEC on August 10, 2005)
4.1	Form of Share Certificate (including both Hebrew and English translations) (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on March 23, 2007) >
4.2	Form of American Depositary Receipt (included in Exhibit 4.3)
4.3	Form of Deposit Agreement, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Receipts issued thereunder (incorporated by reference from an exhibit to the First Amendment to the Form 20-F, filed with the SEC on August 10, 2005)
10.1	2001 Share Option Plan dated February 28, 2001 (incorporated by reference from an exhibit to the Form 20-F, filed on with the SEC on July 14, 2005)
10.2	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005 (incorporated by reference from an exhibit to the second amendment to Form 20-F, filed with the SEC on August 23, 2005)
10.3	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005 (incorporated by reference from an exhibit to the second amendment to Form 20-F, filed with the SEC on August 23, 2005)
10.4	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on April 6, 2009) >
10.5	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on April 6, 2009) >
10.6	Employment Agreement, dated as of January 18, 2010, between XTL Biopharmaceuticals Ltd. and David Grossman (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on June 30, 2010)
10.7	Employment Agreement, dated as of July 29, 2009, between XTL Biopharmaceuticals Ltd. and Ronen Twito (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on June 30, 2010)
10.8	Consulting Agreement, dated as of August 27, 2010, between XTL Biopharmaceuticals Ltd. and Moshe Mittelman (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on May 31, 2011)
10.9	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on May 31, 2011)
10.10	License Agreement, dated as of November 30, 2011, between XTL Biopharmaceuticals Ltd. and MinoGuard Ltd. (incorporated by reference from an exhibit to the first amendment to Form 20-F, filed with the SEC on March 30, 2012) >
10.11	A translation from Hebrew of strategic service agreement, dated as of September 24, 2012, between InterCure Ltd. and Giboov Ltd. (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on April 25, 2013)
10.12	Share Purchase Agreement, dated as of November 21, 2012, between XTL Biopharmaceuticals Ltd. and Teva Pharmaceutical Industries Ltd. (incorporated by reference from an exhibit to the Form 20-F, filed with the SEC on April 25, 2013)

101

10.13	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd.
10.14	Consolidated Financial Statements of Proteologics Ltd. for the nine months ended September 30, 2013
21.1	List of Subsidiaries
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd.
23.2	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

> Confidential treatment has been requested with respect to the omitted portions of this exhibit.

102

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

Date: April 2, 2014

103