Form 20-F
period 2014-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2015-04-28
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

5 HaCharoshet St.

Raanana 43656, Israel

(Address of principal executive offices)

Josh Levine

Chief Executive Officer

5 HaCharoshet St.

Raanana 43656, Israel

Tel: +972-9-955-7080

Fax: +972-9-951-9727

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing twenty Ordinary Shares, par value NIS 0.1	The Nasdaq Capital Market
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,481,203 American Depositary Shares 273,525,799 Ordinary Shares

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

PART I

Unless the context requires otherwise, references in this report to “XTL,” the “Company,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd, an Israeli company and our consolidated subsidiaries. We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with International Financial Reporting Standards, or IFRS. All references herein to “dollars” or “$” are to US dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2014, 2013, 2012, 2011 and 2010. We have derived the selected financial data for the fiscal years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive income:
	Year ended December 31,
	2014	2013	2012	2011	2010
	U.S Dollars in thousands

Research and development expenses	(278)	(82)	(92)	(158)	(64)
General and administrative expenses	(1,744)	(1,329)	(2,448)	(1,078)	(1,222)
Other gains, net	-	1,059	802	12	30

Operating loss	(2,022)	(352)	(1,738)	(1,224)	(1,256)

Finance income	41	114	55	24	6
Finance expenses	(138)	(55)	(5)	(7)	(7)

Financial income (expenses), net	(97)	59	50	17	(1)

Earnings (losses) from investment in associate	-	(845)	569	-	-

Total loss from continuing operations	(2,119)	(1,138)	(1,119)	(1,207)	(1,257)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	108	114	-	-
Reclassification of foreign currency translation adjustments to Other gains, net	-	(221)	-	-	-
Total other comprehensive income	-	(113)	114	-	-

Total comprehensive loss from continuing operations	(2,119)	(1,251)	(1,005)	(1,207)	(1,257)

Total loss from discontinued operations	(746)	(2,575)	(623)	-	-

Total comprehensive loss for the year	(2,865)	(3,826)	(1,628)	(1,207)	(1,257)

Loss for the year attributable to:
Equity holders of the Company	(2,527)	(2,476)	(1,390)	(1,207)	(1,257)
Non-controlling interests	(338)	(1,237)	(352)	-	-

	(2,865)	(3,713)	(1,742)	(1,207)	(1,257)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(2,527)	(2,589)	(1,276)	(1,207)	(1,257)
Non-controlling interests	(338)	(1,237)	(352)	-	-

	(2,865)	(3,826)	(1,628)	(1,207)	(1,257)

Basic and diluted loss from continuing and discontinued operations (in US dollars)
From continuing operations	(0.009)	(0.005)	(0.005)	(0.006)	(0.011)
From discontinued operations	(0.002)	(0.006)	(0.001)	-	-
Basic and diluted loss per share (in US dollars)	(0.011)	(0.011)	(0.006)	(0.006)	(0.011)

Weighted average number of issued ordinary shares	231,224,512	223,605,181	217,689,926	201,825,645	113,397,846

Consolidated Statements of Financial Position Data:
	Year ended December 31,
	2014	2013	2012	2011	2010
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	2,159	4,165	3,312	1,495	1,066
Working capital	2,102	3,870	2,143	955	259
Total assets	5,644	8,015	11,086	4,073	3,797
Long term liabilities	-	11	13	-	-
Total shareholders’ equity	4,660	6,265	7,353	3,444	2,834
Non-controlling interests	19	520	2,071	-	-

B.	Capitalization And Indebtedness

Not applicable.

C.	Reasons For Offer And Use Of Proceeds

Not applicable.

D.	Risk Factors

Before you invest in our ordinary shares or American Depositary Shares, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or ADSs. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future in our drug development activity and may incur losses in our medical device activity and may never become profitable.

You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2014, we had an accumulated accounting deficit of approximately $148 million. We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, consummate out-licensing agreements, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them.

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

As of the date hereof, XTL had three full-time employees and two part-time service providers (one of whom is an officer).

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

As part of our business strategy, we may effect acquisitions or in-licensing transactions to obtain additional businesses, products, technologies, capabilities and personnel. If we complete one or more such transactions in which the consideration includes our ordinary shares or other securities, your equity may be significantly diluted. If we complete one or more such transactions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

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

Our drug candidates and technologies are in clinical stages. Specifically, our lead product candidates, hCDR1 and Recombinant Human Erythropoietin (rHuEPO) are each planned for and/or ready for a Phase 2 clinical study. In order for our candidates to proceed to later stage clinical testing or marketing approval, they must show positive clinical.

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

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	obtaining regulatory approvals to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of patient recruitment due to narrow screening requirements and competing clinical studies;

•	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

•	the need or desire to modify our manufacturing process;

•	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

•	governmental or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

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

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products including potential generic competition;

•	the availability of government or third-party pay or reimbursement for our products;

•	the side effects of our products which may lead to unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our and/or partners’ sales, marketing and distribution efforts.

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

Risks Related to Our Financial Condition

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

The Company will incur additional losses in 2015 from research and development activities and from current operations which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash through the issuance of equity securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to sell tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies. If the Company is unable to raise capital, the Company will be required to delay some of its planned research and development activities as well as curtail, cease or discontinue operations.

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

The global capital markets have been experiencing extreme volatility and disruption for the last several years. Given recent market conditions, additional financing may not be available to us when we need it. In order to complete the clinical trials to bring a product to market we will need to raise additional capital. However we may be unable to do so on terms favorable to us, or at all, and we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technologies. If we raise additional funds by selling ordinary shares, ADSs, or other securities, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us or at all.

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

Risks Related to Our ADSs

Our ADSs are traded in small volumes, limiting your ability to sell your ADSs that represent ordinary shares at a desirable price, if at all.

The trading volume of our ADSs has historically been low. Even if the trading volume of our ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADSs in desirable volume and you may be unable to sell your ADSs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADSs at a desirable or stable price at any one time. You should be prepared to own our ADSs indefinitely.

Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

The trading price of the ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates or medical devices;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	developments in the markets of the field of activities and changes in customer attributes;

•	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

•	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

•	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

•	failure to increase awareness of our products;

•	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

•	any changes in the regulatory environment relating to the Company’s products;

•	failure to obtain renewal of the required licenses for marketing and sales of the Company’s products in the main markets in which the Company’s products are sold;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of our ADSs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Future issuances or sales of our ADSs could depress the market for our ADSs.

Future issuances of a substantial number of our ADSs, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

There are three shareholders (Mr. Alexander Rabinovitch, Sabby Management LLC and Mr. David Bassa), who each hold more than 5% of our outstanding ordinary shares (approximately 35.56% cumulative, as of the date hereof). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

Notwithstanding the aforesaid, in connection with Section 239 of the Israeli Companies Law that focuses on the number of votes required to appoint external directors, and in connection with Section 121(c) of the Israeli Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in a company to act also as the Chief Executive Officer of such company, the Company will deem these two shareholders as controlling shareholders in the Company, for as long as such individuals are interested parties in the Company. In addition, any contractual arrangement as detailed in Section 270 (4) of the Israeli Companies Law with any of these three shareholders and/or their relatives will be presented for approval in accordance with the provisions of Section 275 of the Israeli Companies Law. In all of these situations, the Company will consider any of these three parties, who are not part of the transaction presented for approval, as individual interested parties in such transaction so that their vote will not be included in the quorum comprising a majority (50%) of the votes who are not interested parties in such transaction.

Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

ADSs representing our ordinary shares are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and our ordinary shares are traded on the TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the US and Israel. Consequently, the effective trading prices of our securities on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Holders of our ordinary shares or ADSs who are US citizens or residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a US holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were likely not a PFIC for the taxable years ended December 31, 2010, 2011, 2012 and 2013. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that we were likely not a PFIC for the taxable year ended December 31, 2014, but we may be a PFIC in subsequent years. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

In view of the complexity of the issues regarding our treatment as a PFIC, US shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

Provisions of Israeli corporate law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and thereby depress the price of our ADSs and ordinary shares.

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders, (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger.

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does US tax law.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADSs on our behalf. Each ADS is a certificate evidencing a specific number of ADSs. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Our shareholders have shareholder rights prescribed by Israeli law. Israeli law and our Articles of Association, or Articles, govern such shareholder rights. Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for their instructions, our ADS holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADS holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, our ADS holders may not know about the meeting far enough in advance to withdraw the ordinary shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in New Israeli Shekels, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the depository to make such distributions available to them.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our headquarters and some of our planned clinical sites and suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, Israel is facing political tension in its relationships with Iran and other Arab neighbor countries. Specifically, the hostilities along Israel’s border with the Gaza Strip have increased, escalating to wide scale military operations in December 2008, November 2012 and July 2014 amid continuous rocket attacks into the south and center of Israel. In addition, in recent years there have been violent uprisings against the regimes in some Arab countries in the Middle East and North Africa. Consequently, there is a concern for the stability in the region which may affect the political and security situation in Israel. We cannot ensure that the political and security situation will not impact our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government’s records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

We cannot guarantee that there will be no additional changes in the corporate tax rate in the future that may adversely affect our results of operations and financial condition.

It may be difficult to enforce a US judgment against us, our officers or our directors or to assert US securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers, who reside outside the US, may be difficult to obtain within the US. In addition, because substantially all of our assets and most of our directors and officers are located outside the US, any judgment obtained in the US against us or any of our directors and officers may not be collectible within the US. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a US court for monetary damages in civil matters may be enforced by an Israeli court.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet medical needs, currently for the treatment of SLE, Multiple Myeloma and Schizophrenia.

Recent Developments

License for hCDR1

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE (“Lupus”), among other indications. Lupus is a debilitating disease affecting approximately five million people worldwide, according to the Lupus Foundation of America. hCDR1 is a peptide, short chains of amino acid monomers, and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1.

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries Ltd. (“Teva”), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial (the “PRELUDE trial”). The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Following Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (SRI). Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company is planning to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

Investment in InterCure

On November 3, 2014, InterCure announced that on November 2, 2014, its Audit Committee and Board of Directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Mr. Alexander Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, following a reverse split in InterCure shares at a 10:1 ratio, Green Forest will be allotted 2,622,647 ordinary shares of InterCure (the “First Round Allotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $ 230 thousand. Further, upon InterCure’s shares return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure will be allotted to Green Forest for an additional investment of $ 230 thousand (the “Second Round Allotted Shares”).

In addition, the Agreement grants Green Forest the following three options:

a.	Option to purchase up to an additional 3,416,818 ordinary shares of InterCure for $ 300 thousand (representing an exercise price of $ 0.0878 per share), exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

b.	Option to acquire the Company shares held by InterCure at a price of NIS 0.35 per share, exercisable within 6 months of the Transaction Completion Date.

c.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

Under the Agreement, Green Forest provided InterCure with a qualifying, non-secured, non-guaranteed, non-interest bearing and non-indexed loan of $ 40 thousand for a period of 60 days. At the time of the completion of the transaction, the loan will be repaid by the sale of shares of the Company held by InterCure to Green Forest for the value of the loan ($ 40 thousand) at a price of NIS 0.30 per share.

InterCure is granted the right to a Put option to sell all or part of the Company’s shares held by InterCure at the Put option exercise date, for an exercise price of NIS 0.30 per share, exercisable within 6 months of the Transaction Completion Date.

In addition, at the time of and as a condition for the completion of the transaction, the outstanding loan of $ 50 thousand owed by InterCure to the Company will be converted to 569,470 ordinary shares of InterCure.

On December 23, 2014, the extraordinary general meeting of shareholders of InterCure approved the Agreement.

The Agreement was approved by the TASE and is effective as of February 12, 2015. Consequently, on February 15, 2015, the outstanding loan of $ 50 thousand owed by InterCure to the Company was converted into 569,470 ordinary shares of InterCure, as mentioned above. After the conversion the Company’s holdings in InterCure’s issued and outstanding share capital decreased to 36.53%.

On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 6.16%.

On April 2, 2015, InterCure issued the Second Round Allotted Shares, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82%.

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

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we shall acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard’s entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we shall develop and commercialize MinoGuard’s technology for the treatment of psychotic disorders focusing on schizophrenia. Under the agreement, we are to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard’s technology, with no limitations for a specific disorder. In consideration, we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, as of June 30, 2013, and as XTL had not commenced a phase 2 clinical trial as of that date, XTL paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $135,000, for the 12 month period between July 1, 2014 and June 30, 2015. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of license or until the above agreement is terminated.

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

Our ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTL.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the US, the Securities Act and the Exchange Act.

Our principal offices are located at 5 HaCharoshet Street, Raanana 43656, Israel, and our telephone number is +972-9-955-7080. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

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

The overall survival duration today with chemotherapy and other novel treatments is less than five years. These treatments have severe side effects, including the suppression of the immune system, susceptibility to infections, nausea, vomiting and bleeding disorders.

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

Our third program, SAM-101, is based on the technology we in-licensed from MinoGuard - the development of combination drugs for psychotic diseases, with focus on Schizophrenia. MinoGuard completed a phase 2a study on SAM-101 in accordance with the Helsinki guidelines under the Shalvata Medical Center in Israel. SAM-101 is a unique proprietary combination of antipsychotic drugs and a known medicinal compound (minocycline). Schizophrenia is a chronic disorder that requires lifelong medication. While most of the available drugs are effective in remitting Schizophrenia’s “positive symptoms” (hallucinations, delusions, agitation), even the best available drug is only partially effective in remitting several of the most disturbing features of the disease, referred to as “negative symptoms” (apathy, poverty of speech, emotional withdrawal, depression) and severe cognitive impairment. This deficiency results in schizophrenic patients’ poor quality of life. In addition, noncompliance results in aggravation of symptoms, which frequently causes lengthy hospitalization periods.

Following in-vivo studies demonstrating the efficacy of minocycline treatment in a Schizophrenia murine mode, MinoGuard demonstrated in a successful phase 2a clinical study that the combination of atypical antipsychotic drugs and minocycline improves treatment efficacy and reduces side effects associated with current therapy as compared to antipsychotic treatment alone. Two independent clinical research groups in Manchester, UK and Japan have replicated these results, further supporting MinoGuard’s hypothesis.

The Company’s strategy does not include the investment of significant resources in the development of SAM-101 in the foreseeable future and as noted below the Company intends to seek collaboration with large pharmaceutical companies to sublicense/develop and market the SAM-101 program.

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs, currently for the treatment of SLE, Multiple Myeloma and Schizophrenia. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success.

Under our current strategy with respect to our pharmaceutical and biopharmaceutical products, we plan to:

•	initiate an international, prospective phase 2 clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

•	initiate a prospective phase 2 clinical study intended to assess the safety and efficacy of rHuEPO when given to patients with advanced Multiple Myeloma;

•	continually build our pipeline of therapeutic candidates; and

•	develop collaborations with large pharmaceutical companies to sublicense/develop, and market our hCDR1, rHuEPO and SAM-101 programs.

With regard to our medical device business, we plan to maximize the value of our asset and focus on our core business.

Products Under Development

hCDR1 for the treatment of Systemic Lupus Erythematosus

Market Opportunity

hCDR1 is a Phase II-ready asset for the treatment of SLE. Lupus is a debilitating disease affecting approximately five million people worldwide according to the Lupus Foundation of America. hCDR1, a peptide, is given by subcutaneous administration, and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. The approval of GlaxoSmithKline’s Benlysta in 2011, the first product to gain marketing approval for patients with SLE in more than 50 years, paved the way for the introduction of new disease-modifying therapies and reignited the interest of pharmaceutical developers in this therapy area. GlobalData estimates the drug sales for SLE in 2012 were over $473 million across the seven major markets covered in its forecast: US, France, Germany, Italy, Spain, UK and Japan. By the end of the forecast period of 2022, sales are estimated to grow to over $1.1 billion with a CAGR of 9.36%. This growth will be driven by improved uptake of Benlysta, and the introduction of new biological therapies and the overall increase in prevalent cases of SLE, mainly due to the increasing population in these markets.

Regarding products in the pipeline, there are five advanced biological therapies. a number of pharmaceutical companies including Anthera Pharmaceuticals and Merck Serono, which are developing anti-BLyS therapies to directly compete with Benlysta (also an anti-BLyS therapy). All new anti-BLyS therapies are being developed for subcutaneous administration. Benlysta is currently given intravenously, even though GSK is currently developing a version for subcutaneous administration. UCB and ImmuPharma are developing biologic drugs with novel MOAs (UCB’s drug is an antibody which is given intravenously). In addition, Bristol-Myers Squibb is developing its RA drug Orencia for the treatment of patients with Lupus Nephritis.

Development Status

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial (the “PRELUDE trial”). The Phase I and Phase II studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. The Company plans such dose to be the focus of clinical development moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

rHuEPO for the treatment of Multiple Myeloma

Market Opportunity

We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival. In the United States alone, there are approximately 74,800 people living with Multiple Myeloma. Multiple Myeloma is the second most prevalent blood cancer representing approximately 1% of all cancers in white US residents and 2% of all cancers in African Americans. The average age at diagnosis is 65-70 and it is more common in men than women and in African Americans than Caucasians.

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

Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis. A clinical observation confirmed the high success rate of rHuEPO in treating the anemia in patients with Multiple Myeloma. Six patients with very poor prognostic features of Multiple Myeloma, whose expected survival was less than six months continued treatment with rHuEPO beyond the initial designed 12 week period, and lived for 45–133 months cumulatively with the Multiple Myeloma diagnosis and 38–94 months with rHuEPO (with a good quality of life).

Development Status

As of the date hereof, the Company is in stages of planning and preparing for the implementation of a phase 2 clinical trial of rHuEPO for treating Multiple Myeloma patients. As part of those preparations, the Company conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients. The data which was collected in the framework of the preliminary study will be combined, as necessary, in planning and preparing for the implementation of the phase 2 clinical trial which the Company expects to obtain the approval to commence in the second half of 2015.

We plan on performing a prospective, multi-center, open-label, one arm phase 2 study intended to demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We have begun regulatory work and have held preliminary discussions with potential drug suppliers, clinical sites and third party vendors for the planned study.

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

Lupus is a debilitating disease affecting approximately five million people worldwide according to the Lupus Foundation of America. hCDR1, is a peptide and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries (“Teva”), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial called the PRELUDE trial. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. The Company plans such dose to be the focus of clinical development moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1. We estimate that the trial will take approximately one year to enroll patients, another year for the treatment phase, and additional time to analyze the results for a total of approximately two and a half years. We intend to request an interim analysis be conducted as well.

On May 14, 2014, the Company issued 222,605 Ordinary shares of the Company of NIS 0.1 par value each to Yeda, as the first of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $ 38 thousand.

On January 21, 2015, the Company issued Yeda 802,912 Ordinary shares of the Company of NIS 0.1 par value each, as the second of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $ 89 thousand.

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

MinoGuard License

In November 2011, the Company acquired the assets of MinoGuard by an exclusive license to use MinoGuard’s entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on Schizophrenia. Under the terms of the license agreement we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of net sales and/or a percentage of our third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing of its shares to MinoGuard. In addition to the above payments, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we paid MinoGuard an annual license fee, by way of issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $135,000, for the 12 month period between July 1, 2014 and June 30, 2015. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of the license.

The term of the license commenced upon the signing of the license agreement and will be effective for an unlimited time. Upon the expiration of the last payment obligation of XTL the license will be considered perpetual and fully paid up.

URL addresses

XTL maintains the www.xtlbio.com URL address.

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

Competing Products for Treatment of SLE

There is only one product that has been approved for SLE in the last 50 years, GlaxoSmithKline’s Benlysta which was approved in 2011. Regarding products in the pipeline, there are five advanced biological therapies. a number of pharmaceutical companies including Anthera Pharmaceuticals and Merck Serono, which are developing anti-BLyS therapies to directly compete with Benlysta (also an anti-BLyS therapy). All new anti-BLyS therapies are being developed for subcutaneous administration. Benlysta is currently given intravenously, even though GSK is currently developing a version for subcutaneous administration. UCB and ImmuPharma are developing biologic drugs with novel MOAs (UCB’s drug is an antibody which is given intravenously). In addition, Bristol-Myers Squibb is developing its RA drug Orencia for the treatment of patients with Lupus Nephritis.

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

Our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc. and its wholly-owned subsidiary XTL Development, Inc., were each incorporated in Delaware. Since November 2008, these companies have not been active. Both companies were dissolved in 2014.

Our subsidiary, InterCure Ltd., is an Israeli public company, incorporated in November 1994. As of December 31, 2014, we held approximately 54.72% of InterCure’s issued and outstanding ordinary shares. As of the date hereof, we hold approximately 5.82% of InterCure’s issued and outstanding ordinary shares.

Property, Plant and Equipment

Since April 2015 we lease offices in Ra’anana, Israel. The basic lease period is for 24 months with an option for an additional 24-month period.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS (International Financial Reporting Standards) for the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013. The balance sheet information as of December 31, 2012 has been derived from audited financial statements not included elsewhere in this report. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Financial Statements.”

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands (except per share data)

Research and development expenses	(278)	(82)	(92)
General and administrative expenses	(1,744)	(1,329)	(2,448)
Other gains, net	-	1,059	802

Operating loss	(2,022)	(352)	(1,738)

Finance income	41	114	55
Finance expenses	(138)	(55)	(5)

Finance income, net	(97)	59	50

Earnings (loss) from investment in associate	-	(845)	569

Total loss for the year	(2,119)	(1,138)	(1,119)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	108	114
Reclassification of foreign currency translation adjustments to Other gains, net	-	(221)	-

Total other comprehensive income (loss)	-	(113)	114

Total comprehensive loss from continuing operations	(2,119)	(1,251)	(1,005)

Total comprehensive loss from discontinued operations	(746)	(2,575)	(623)

Total comprehensive loss for the year	(2,865)	(3,826)	(1,628)

Total loss for the year attributable to:
Equity holders of the Company	(2,527)	(2,476)	(1,390)
Non-controlling interests	(338)	(1,237)	(352)

	(2,865)	(3,713)	(1,742)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(2,527)	(2,589)	(1,276)
Non-controlling interests	(338)	(1,237)	(352)

	(2,865)	(3,826)	(1,628)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.009)	(0.005)	(0.005)
From discontinued operations	(0.002)	(0.006)	(0.001)

From loss for the period	(0.011)	(0.011)	(0.006)

Weighted average number of issued ordinary shares	231,224,512	223,605,181	217,689,926

Consolidated Statements of Financial Position Data:
	As of December 31,
	2014	2013	2012
	U.S dollars in thousands

Cash, cash equivalents and bank deposits	2,159	4,165	3,312
Working capital *)	2,102	3,870	2,143
Total assets	5,644	8,015	11,086
Long term liabilities	-	11	13
Total shareholders’ equity	4,660	6,265	7,353
Non-controlling interests	19	520	2,071

*) Working capital is defined as current assets less current liabilities.

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

We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, marketing efforts of our medical devices and potential in-licensing and acquisition opportunities.

Our research and development expenses in 2014, 2013 and 2012 primarily consisted of expenses related to the hCDR1 and rHuEPO development plan. As part of the preparations for hCDR1 in 2014, the Company engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control, or CMC, including production and testing of the drug substance. As part of the preparations for rHuEPO, the Company engaged regulatory consultants and conducted research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with Multiple Myeloma, which will assist in focusing the Phase 2 clinical trial protocol. This collected research data will be integrated in the Phase 2 clinical trial. The costs of such preparations comprise of, among other things, costs in connection with medical regulation, medical consulting costs and payments to medical centers. Additionally, we had expenses for the amortization of the exclusive right to examine a medical technology in the field of the immune system in 2010 and 2011.

Our general and administrative expenses consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative expenses as incurred.

Our results of operations include non-cash compensation expense as a result of the grants of XTL stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options (see details below.)

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 20 to the consolidated financial statements). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to the IFRS 2, in non-performance-based options, the Company recognizes options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. The Company treats each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

Results of Operations

Years Ended December 31, 2014 and 2013

Research and Development Expenses. Research and development expenses in the years ended December 31, 2014 and 2013 totaled approximately $278,000 and $82,000, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 and rHuEPO drugs designed to treat SLE and Multiple Myeloma patients, respectively. The increase in expenses in 2014 compared to 2013 is mainly due to expenses related to the Company’s hCDR1 drug, in-licensed In January 2014.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2014 and 2013 totaled approximately $1,744,000 and $1,329,000, respectively. The increase in 2014 compared to 2013 is mainly due to a $0.5 million decrease in share-based payments to directors, service providers and employees, resulting from a reversal of expenses in 2013 due to forfeitures of stock options by a director who resigned from the Company.

Other gains (losses), net. Other gains in the year ended December 31, 2013 totaled approximately $1,059,000, primarily originating from a gain from the sale of the Company’s investment in Proteologics which totaled approximately $1,051,000. In the year ended December 31, 2012, the other gains in the amount of $802,000 were mainly due to a bargain purchase in connection with the InterCure transaction totaling $795,000. Bargain purchase gain is the excess of the fair value of the investment acquired over the fair value of the consideration provided for such purchase in accordance with IFRS 3R, “Business Combinations (Revised)” (“IFRS3R”), as further detailed below.

Finance income (expenses), net. Finance income (expenses), net for the years ended December 31, 2014 and 2013 totaled approximately ($97,000) and $59,000, respectively. The decrease in finance income in 2014 compared to 2013 derives mainly from a significant increase in the NIS/USD exchange rate during 2014.

Earnings (losses) from investment in associate. Earnings (losses) from investment in associate totaling approximately ($845,000) and $569,000 in the years ended December 31, 2013 and 2012, respectively, arose from the Company’s investment in Proteologics which was accounted for according to the equity method. During 2013, the Company recognized such losses due to operational losses in Proteologics. From the acquisition date of November 21, 2012 through December 31, 2012, the Company’s share in Proteologics’ losses totaled approximately $144,000. On the date of acquisition, the Company recorded a gain from a bargain purchase totaling approximately $713,000.

Total loss from discontinued operations. Total loss from discontinued operations totaled approximately $746,000 and $2,575,000, and represents InterCure’s net results for the years ended December 31, 2014 and 2013, respectively. Such loss in 2013 includes an impairment of $1.7 million in intangible assets recognized in the acquisition of InterCure in 2012.

“Income Taxes” We had no income tax expense for the years ended December 31, 2014 and 2013 due to losses incurred and we did not recognize any deferred tax benefits, since it is not “more likely than not” that we will be able to generate profits in the future to realize the deferred taxes.

Years Ended December 31, 2013 and 2012

Research and Development Expenses. Research and development expenses in the years ended December 31, 2013 and 2012 totaled approximately $82,000 and $92,000, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the rHuEPO drug designed to treat cancer patients with Multiple Myeloma and include, among other things, research costs incurred in tracing blood proteins in Multiple Myeloma patients, costs in connection with medical regulation, clinical insurance costs and other medical consulting costs. The increase in expenses in 2013 compared to 2012 is mainly due to expenses related to the Company’s rHuEPO and SAM-101 drugs.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2013 and 2012 totaled approximately $1,329,000 and $2,448,000, respectively. The decrease in 2013 compared to 2012 is mainly due to a $1.1 million decrease in share-based payments to directors, service providers and employees, originating from lower stock option grants in 2013, as well as reversal of expenses due to forfeitures of stock options by a Director who resigned from the Company.

Other gains (losses), net. Other gains in the year ended December 31, 2013 totaled approximately $1,059,000, primarily originating from a gain from the sale of the Company’s investment in Proteologics which totaled approximately $1,051,000. In the year ended December 31, 2012, the other gains in the amount of $802,000 were mainly due to a bargain purchase in connection with the InterCure transaction totaling $795,000. Bargain purchase gain is the excess of the fair value of the investment acquired over the fair value of the consideration provided for such purchase in accordance with IFRS3R.

Finance income, net. Finance income, net for the years ended December 31, 2013 and 2012 totaled approximately $59,000 and $50,000, respectively. The decrease in finance income in 2013 compared to 2012 derives mainly from lower interest income on short-term bank deposits whose carrying amount during 2012 was significantly higher compared to 2013 as a result of the capital raising completed by the Company in March 2012 in a private placement and from the exercise of warrants (series 2) in the period. This decrease was partially offset by an increase in finance income from exchange rate differences, owing to larger NIS-denominated balances originating from proceeds from the sale of the investment in Proteologics.

Earnings (losses) from investment in associate. Earnings (losses) from investment in associate totaling approximately ($845,000) and $569,000 in the years ended December 31, 2013 and 2012, respectively, arose from the Company’s investment in Proteologics which was accounted for according to the equity method. During 2013, the Company recognized such losses due to operational losses in Proteologics. From the acquisition date of November 21, 2012 through December 31, 2012, the Company’s share in Proteologics’ losses totaled approximately $144,000. On the date of acquisition, the Company recorded a gain from a bargain purchase totaling approximately $713,000.

“Income Taxes” We had no income tax expense for the years ended December 31, 2013 and 2012 due to losses incurred and we did not recognize any deferred tax benefits, since it is not "more likely than not" that we will be able to generate profits in the future to realize the deferred taxes.

Significant Accounting Policies

Basis of presentation of the financial statements. The financial statements of the Company and its subsidiaries (the “Group”) as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the International Accounting Standards Board (“IFRS”).

The significant accounting policies described below are consistent with those of all periods presented, unless indicated otherwise.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Group’s accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 to the annual consolidated financial statements. Actual results could significantly differ from the estimates and assumptions used by the Group’s management.

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

The Company examines whether it controls another entity even when it does not hold more than 50% of the voting rights, but can control the entity’s financial and operating policies by de-facto control. De-facto control can be created under circumstances in which the ratio of the Company’s voting rights in the entity to the percentage and dispersion of the holdings of the other shareholders grants the Company the power to control the entity’s financial and operating policies.

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

Associate

An associate is an entity over which the Group exercises significant influence, but not control, which is usually expressed in holding 20%-50% of the voting rights. The investment in an associate is presented using the equity method of accounting. According to the equity method of accounting, the investment is initially recognized at cost and its carrying amount varies to the extent that the Group recognizes its share of the associate’s earnings or losses from the acquisition date.

The Group’s share in the earnings or losses of associates after the acquisition date is carried to profit or loss and its share in the other comprehensive income movements after the acquisition date is carried to other comprehensive income against the carrying amount of the investment.

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

4.	Research and development

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2014, the Group did not capitalize development costs to intangible assets.

Impairment of non-financial assets

Intangible assets which are not yet available for use are not depreciated and impairment in their respect is tested every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

As for testing impairment of acquired intangible assets, see intangible assets above.

Share-based payment

The Group operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees’ services that are settled with the Group’s equity instruments. In this framework, the Group grants employees, from time to time, and at its sole discretion, options to purchase shares of the Group companies. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

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

Share-based payment transactions in which the Company acquired assets as consideration for the Company’s equity instruments are measured at the value of the assets acquired.

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

Revenues from sale of goods to distributors:

InterCure sells its products to distributors as well. Revenues from such sales are recognized when InterCure or its subsidiaries deliver the goods to the distributor, when sales channel and selling price are at the distributor’s sole discretion, and when there are no ongoing obligations to prevent the distributor from receiving the goods. Revenue is only recognized when goods were delivered to the designated site, risks of loss and damage are transferred to the distributor and distributor had received the goods in accordance with the sales agreement, conditions for receipt of goods had expired or InterCure holds objective evidence that goods receipt criteria had been met.

Sales do not include a finance component, as they are made with a 60 days credit period, considered as consistent with the market in which InterCure operates.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Revenues and expenses attributable to discontinued operations are presented in the statement of comprehensive loss under the item “Total loss from discontinued operations”, for all years presented.

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

•	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

•	Share-based payments – in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

2.	Judgments that have a critical effect on the adoption of the entity’s accounting policies:

•	The existence of control over InterCure – As of December 31, 2014, and effective as of May 16, 2013, the Company held 54.72% of InterCure’s issued and outstanding share capital, following the conversion of the loan granted to InterCure into 7,620,695 shares of InterCure. In the reporting period ended December 31, 2012, the Group’s management had estimated the degree of effect it had in InterCure and had determined that it was able to govern InterCure’s financial and operating policies despite holding less than 50% of InterCure’s issued and outstanding share capital at the time, through de-facto control, this following an examination of InterCure’s entire equity instruments. This conclusion was reached mainly since the Company was able to convert the aforementioned loan into shares of InterCure, a conversion which will have conferred the Company a stake of approximately 54.72% of InterCure’s issued and outstanding share capital.

•	After the reporting period, events pertaining to the investment in InterCure reduced the Company’s stake in InterCure to 5.82%. Considering the Company’s diluted voting rights in InterCure and the termination of a voting agreement signed between the Company and Green Forest Global Ltd., under which each of the two parties will appoint two directors of the total of seven directors to the board of directors of InterCure, the Company’s management determined that a loss of control in InterCure occurred during the first quarter of 2015.

Impact of Inflation and Currency Fluctuations

We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury’s risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time in line with the directives of the Company’s Board. InterCure focuses on actions to reduce to a minimum the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management’s assessments. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel. Future activities may lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

As of December 31, 2014, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 85,000 lower (2013 – post-tax loss approximately $ 157,000 lower; 2012 - post-tax loss approximately $ 89,000 lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to movement in the exchange rate in relation to the NIS in 2014 than in 2013 mainly because of the decreased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group, as December 31, 2013 balances included NIS denominated receivables from the sale of Proteologics.

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

In December 2011, following the enactment of the Law for the Changing the Tax Burden (Legislative Amendments), 2011 (hereafter – “Tax Burden Distribution Law”), the phased reduction in the corporate tax was eliminated, and corporate tax rate in 2012 and thereafter was set to 25%.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government’s records. The Law prescribes, among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

As of December 31, 2014, XTL Biopharmaceuticals Ltd. did not have any taxable income, except for a capital gain from the sale of the investment in Proteologics, which was offset against capital loss carryforwards and current operating losses. As of December 31, 2014, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $ 27 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

In order to obtain tax exemption for the share swap transaction with Bio-Gal pursuant to Sections 104 and 103 to the Israeli Income Tax Ordinance (Revised), 1961, we signed an agreement with the Israeli Tax Authority on July 15, 2010. Below is the summary of the principal conditions for the share swap and the transfer of the intangible asset:

1.	The balance of the Company’s business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 23 million) and approximately NIS 0.7 million (approximately $ 0.2 million), respectively. This item is not to derogate from the Tax Assessing Officer’s authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.	Any losses incurred by the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.	Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction (“the Lock-up Period”), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the Lock-up Period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the Lock-up Period.

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

Additionally, on January 1, 2013, Xtepo shareholders decided to engage in a new voluntary lock-up agreement (“New Lock-Up Agreement”) for an additional period of 3 years (“New Restriction Period”), according to which selling restrictions shall apply to the shares held by them. Hereunder are the principle restrictions regarding the quantities eligible for sale during the agreement period:

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

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2014, we had received net proceeds of approximately $80.2 million from various private placement transactions, including net proceeds of approximately $1.5 million from the Bio-Gal transaction in August 2010, net proceeds of approximately $45.7 million from our initial public offering in September 2000, net proceeds of approximately $15.4 million from the 2004 placing and open offer transaction, net proceeds of approximately $1.75 million from our public offering on TASE in March 2011, net proceeds of approximately $3.4 million from our public offering on Nasdaq in April 2015, and proceeds of approximately $4.0 million from the exercise of options and warrants.

The discussion of our liquidity and capital resources below excludes any balances in InterCure, as it is considered a discontinued operation as of December 31, 2014.

As of December 31, 2014, we had approximately $2.2 million in cash, cash equivalents, and short-term bank deposits, a decrease of $1.7 million from December 31, 2013.

Cash flows used in operating activities for the year ended December 31, 2014 totaled approximately $2.0 million, compared to cash flows used in operating activities of approximately $1.5 million for the year ended December 31, 2013. The increase in cash used in operating activities compared to the corresponding period last year mainly arises from an increase in research and development and fundraising activities.

Cash flows provided by investing activities in the year ended December 31, 2014 totaled approximately $1.5 million compared to cash flows provided by investing activities of approximately $3.3 million in the previous year. Cash flows in 2013 mainly originated from the sale of Proteologics. Activities in 2014 included withdrawal of short-term deposits in a total amount of $1.2 million, as well as receipt of the final payment from the sale of Proteologics in the amount of $0.3 million.

Cash flows provided by financing activities in the year ended December 31, 2014 totaled approximately $0.3 million compared to cash flows provided by investing activities of approximately $0.3 million in the previous year. Amount for both periods mostly reflect the sale of treasury shares held by InterCure.

The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2015 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company may be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2014, 2013 and 2012 substantially derived from costs related to the hCDR1 and rHuEPO development plan. As part of the preparations for hCDR1 in 2014, the Company engaged regulatory and clinical consultants and commenced work on CMC, including production and testing of the drug substance. As part of the preparations for rHuEPO, the Company engaged regulatory consultants and conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients. The Company expanded the study to additional centers in order to collect additional data beyond the original study plan. The data which was collected in the framework of the preliminary study will be combined, as necessary, in planning and preparing for the implementation of the phase 2 clinical trial which the Company expects to obtain the approval to commence it in the second half of 2015. The costs of such preparations comprise of, among other things, costs in connection with medical regulation, patent registration costs, medical consulting costs and payments to medical centers. Additionally, we had amortization expenses of the exclusive right to examine a medical technology in the field of the immune system in 2011.

hCDR1 for the Treatment of SLE

The Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose. We estimate that the trial will take one year to enroll patients, another year to conduct treatment, and additional time to analyze the results for a total of approximately two and a half years.

rHuEPO for the Treatment of Multiple Myeloma

According to the clinical trial’s preliminary plan received as part of the Bio-Gal transaction, we are planning on performing a prospective, multi-center, open-label, phase 2 study intended to assess safety of rHuEPO when given to patients with advanced Multiple Myeloma and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We intend to receive approval to commence such trial in the second half of 2015. We have not yet submitted the preliminary plan, which may be updated, to the authorities and/or the applicable IRB.

While we have begun preliminary discussions with the FDA, potential clinical sites, drug suppliers and third party vendors for the planned study, we have not yet determined the final size and scope of the study, and as a result, we cannot certify the above estimations regarding the clinical trial period and cost to complete the study.

SAM-101 for the Treatment of Schizophrenia

According to the preliminary development plan received as part of the MinoGuard transaction, it was planned to perform a multi-center phase 2b clinical trial under the FDA, using our proprietary combination. This preliminary plan is subject to changes in accordance with our regulatory advisors and the FDA/other regulatory agencies’ requirements.

The information above provides estimates regarding the costs associated with the current estimated range of the time that will be necessary to complete the development phase for hCDR1 for the treatment of SLE, rHuEPO for the treatment of Multiple Myeloma and develop SAM-101 for the treatment of Schizophrenia.

The following table sets forth the research and development costs for the years 2014, 2013 and 2012 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and we estimate that we will incur significant costs on its development in the upcoming years. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2014	2013	2012

hCDR1	206	9	-
rHuEPO	37	57	92
SAM-101	25	16	-
Other	10
Total Research and Development	278	82	92

D.	Trend Information

Please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular disclosure of contractual Obligations

As of December 31, 2014, we had known contractual obligations, commitments and contingencies of approximately $53,000 which relate to lease obligations for our offices, all of which is due within the next year. In April 2015, we signed an operational lease agreement for our new offices in Ra’anana. Under the new lease agreement, we will pay a monthly rent of approximately $1,000.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

Payment due by period as of December 31, 2014 (in thousands of US$)
Contractual obligations	Total	Less than 1 year

Operating lease obligations	53	53

Total	53	53

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

According to the agreement with MinoGuard we are obligated to pay milestone payments to MinoGuard of up to $2.5 million based on development and marketing milestones as well as 3.5% royalty of our net sales of the product and 7.5%-20% from our third-party out-license receipts, depending on the phase of the drug at the time of an out-license transaction. In addition to the above payments, and in accordance with the above agreement, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we were obligated to pay MinoGuard an annual license fee representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, we issued an additional 889,822 ordinary shares, representing a value of $135,000, for the 12 month period between July 1, 2014 and June 30, 2015. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of license or until the agreement is terminated.

It should be noted we have the sole discretion to pay any of the above amounts in cash or by way of issuing of our shares to MinoGuard.

According to our strategic collaboration master agreement with the Institute and Mor, we are obligated to pay the Institute for the services provided by them the cost basis related to the Institute’s activity in the framework of any project plus an additional 10% of the total royalties to which Mor is entitled pursuant to its agreements with the Company in connection with each technology for which rights were granted to the Company.

According to the licensing agreement signed with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
David Bassa	53	Chairman of the Board of Directors
Osnat Hillel Fain	49	Non-Executive and External Director
Oded Nagar	46	Non-Executive and External Director
Doron Turgeman	47	Non-Executive Director
Shlomo Shalev	53	Non-Executive Director
Dr. Jonathan Schapiro	54	Non-Executive Director
Dr. Dobroslav Melamed	37	Non-Executive Director
Josh Levine	50	Chief Executive Officer
David Kestenbaum	51	Chief Financial Officer
Prof. Moshe Mittelman	62	Medical Director

David Bassa has served as a director in our company since November 2013. He is the CEO and co-founder of Sela Software Ltd., a leading knowledge center and software house for the high-tech and IT industry, since 1990. In 2000, Mr. Bassa founded Bio-Gal, a biopharmaceuticals company which subsequently merged into XTL, for the purpose of developing Erythropoietin (EPO) for the treatment of Multiple Myeloma. Mr. Bassa graduated with a B.A in Economics from Bar-Ilan University and an M.Sc in Computer Science studies (without thesis), also from Bar-Ilan University. Mr. Bassa was twice awarded the President Excellency Award (1981, 2002) and managed the Israeli branch of the international AIESEC organization, of which he is a Hall of Fame member.

Osnat Hillel Fain joined our Board of Directors in March 2015. She most recently served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD. In addition to serving as a board member on a number of TASE listed companies, including First ET View LTD, Priortech LTD, Aran R&D (1982) LTD, LeumiStart Fund and SDS LTD, Ms. Fain was the Business Development Manager at Giora Eiland Ltd., a representative of The Cheyne Capital Group in Israel, CEO of InterVision, Co-manager of the Aran Medical Ventures hedge fund, Marketing Manager at Datasphere Ltd. and an independent marketing consultant for TCB. She earned an Executive MBA and a BA in Humanities at Tel Aviv University and completed a one year course in Management at the Tel Aviv campus of the College of Management.

Oded Nagar joined our Board of Directors in March 2015. He currently serves as CEO and Owner of ABC – Advance Business Consulting Ltd, as the CEO of Galaxy Properties and Real Estate LTD and as a board member of Bunkersec Ltd. In addition to serving as a board member on a number of TASE listed companies, including IDB Development LTD, Gamatronic Electronic Industries LTD and Biri-Barashi Ltd., Mr. Nagar was the CEO and Founder of Pretium Group LTD/Pretium Renewable Energy LTD, VP Finance and Operations at Matrix IT (Formula Group) and the CFO of Bashan Systems (Formula Group). Previously, Oded worked in the Department of the General Controller at the Ministry of Finance in Israel, as an accountant at KPMG Israel and as an Economist at Bank Leumi. He earned an MBA in Finance and Banking and Information Systems and a BA in Accounting and Economics from the Hebrew University of Jerusalem. Mr. Nagar is also a Certified Public Accountant in Israel.

Dr. Jonathan Schapiro joined our Board of Directors in December 2014. He is currently an Adjunct Clinical Assistant Professor in the Department of Medicine, Division of Infectious Diseases and Geographic Medicine at Stanford University School of Medicine and a Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel-Aviv, Israel. He has served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the World Health Organization Global HIV Drug Resistance Network Steering Group. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years. Dr. Schapiro has devoted his career to HIV clinical care, research and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel.

Dr. Dobroslav Melamed joined our Board of Directors in December 2014. He is a biotech entrepreneur with over 10 years of experience in the life science industry. He has demonstrated success in taking drugs from the lab to the shelf by identifying target markets, planning regulatory strategy, raising capital, executing successful clinical trials and scaling up to commercial production. He is currently establishing two companies involved in the development of a treatment for Ebola and novel drug delivery. Until September 2014, he was the President of SciVac (formerly SciGen IL), a high growth biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products, including vaccines. Dr. Melamed was responsible for SciVac’s operations, clinical trials and new business. Dr. Melamed is the co-founder of Periness LTD, a developer of new drugs for male infertility and Oshadi LTD, a developer of oral carriers for proteins like insulin. He has also been a researcher at Bar-Ilan University’s Male Fertility clinic, where he assisted in the development of new drugs for male infertility; and QBI, where he worked in the Pre-clinical and Research Pharmacology Department establishing In-Vivo models for drug discovery and delivery. Dr. Melamed earned a PhD in Biotechnology and a Bachelor of Arts degree in Biotechnology from the Bar-Ilan University, Israel.

Doron Turgeman joined our Board of Directors in December 2014. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of B Communications (BCOM) and Internet Gold (IGLD), both of which are listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the US and Europe as well as SEC and TASE reporting standards. Throughout his career, he has proved to be a strong manager and has developed close relationships with key constituents throughout the industry.Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Shlomo Shalev joined our Board of Directors in December 2014. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

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

David Kestenbaum was appointed Chief Financial Officer in our Company in January 2014. Before joining XTL, he served as CFO of Zenith Solar Ltd., a start-up company involved in the development and deployment of innovative solar energy technology from 2010 to 2012. Prior positions include Finance Director of Colbar Lifescience Ltd., a medical device/biotech company and division of Johnson and Johnson (NYSE:JNJ) from 2007 to 2010, CFO of ZAG Industries Ltd., a division of The Stanleyworks (NYSE:SWK) from 2003 to 2007, and CFO and other senior financial positions at affiliates of Unilever NV (NYSE: UN) in the US and Israel. He worked in public accounting at PriceWaterhouseCoopers in NY from 1986 to 1990. Mr. Kestenbaum is a US Certified Public Accountant and holds a BSc in Accounting from Yeshiva University (NY), and a MBA in Finance and International Business from Columbia University (NY).

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

Employment Agreements

Joshua Levine

We have an agreement dated as of September 11, 2013, as amended on January 30, 2014, between the Company and Mr. Joshua Levine, our Chief Executive Officer (“CEO”). The agreement is in effect as of the date of approval at the Company’s general meeting of shareholders on March 10, 2014, and will continue for a three-year term as of that date. Mr. Levine commenced his term as CEO on October 15, 2013 and is entitled to a monthly gross base salary of NIS 40,000 (NIS 480,000 annually), paid retroactively, effective from said commencement date. Either party may terminate the agreement upon three months’ advance written notice during the first year of the agreement and 4 months’ advance written notice thereafter.

Upon the successful completion of cash fund raising of at least US$3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than 50% of the outstanding voting securities), as long as Mr. Levine is appointed as such entity’s CEO, during the thirty six month period from the date of the agreement, the Company will pay Mr. Levine a bonus equal to 1% of the above fund raising amount, up to a maximum aggregate amount of US$200,000 in any calendar year. In the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine shall be entitled to payment of 1% of the cash actually received by the Company in such transaction, up to an aggregate maximum amount of US$200,000 in any calendar year. In the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with payments made to finance specific research and development activity, Mr. Levine shall be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of US$200,000 in any calendar year and per single research and development funding. The aggregate of all such bonuses paid to Mr. Levine in any calendar year cannot exceed US$300,000.

In consideration for his service as the Company’s CEO, Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a Company vehicle. He will also be entitled to an allotment of 1,500,000 non-marketable stock options, without charge, exercisable into 1,500,000 ordinary shares of the Company, NIS 0.1 par value each, subject to the adjustments specified in the Company’s option plan (the "Options"). Assuming that the full amount of options is exercised, the shares deriving from the said exercise will constitute 0.64% of the issued and paid up capital, and 0.58% on a fully diluted basis. It should be noted that Mr. Levine does not hold any securities of the Company. The exercise price of 600,000 of the Options is NIS 0.60 each, non-linked, reflecting a price higher than the average share price in the 30 days preceding the date of the Board of Directors’ resolution. The exercise price of 900,000 of the Options is NIS 0.90 each. Mr. Levine will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a maturity period of 36 months, such that 1/12 of the Options granted to him will mature at the end of each consecutive calendar quarter following the grant date. Following the lapse of 36 months, all the Options may be exercised by him, subject to Mr. Levine continuing to serve in his position as CEO during that period.

David Kestenbaum

We have an agreement dated as of January 9, 2014, effective as of January 5, 2014, between the Company and Mr. David Kestenbaum, our Chief Financial Officer (“CFO”). Mr. Kestenbaum is responsible for the financial and accounting management of the Company. The agreement shall remain in effect for a three-year term as of the effective date. Mr. Kestenbaum is entitled to a monthly gross base salary of NIS 33,000 (NIS 396,000 annually). The agreement may be terminated by either party without cause at any time upon 60 days’ prior written notice.

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

Mr. Kestenbaum is entitled to pension and severance benefits, managers’ insurance as commonly acceptable for office holders and use of a Company car. There is a non-compete clause surviving one year after the termination for any reason of his employment. Mr. Kestenbaum shall be issued 750,000 options to purchase 750,000 ordinary shares of the Company of nominal value of NIS 0.1 each, available through the Company’s ESOP, at an exercise price of NIS 0.5328 per share. The Options shall vest and become exercisable on a quarterly basis, over a period of 36 months thereafter for as long as Mr. Kestenbaum’s employment with the Company has not terminated.

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

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2014 (11 persons, including the former CEO and CFO) was approximately $ 0.6 million. This amount includes payments of approximately $0.1 million made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers.

All members of our Board of Directors who are not our employees are reimbursed for their expenses for each meeting attended, save for Mr. David Bassa, who is a significant shareholder of our Company. Our directors are eligible to receive share options under our share option plans. Non-executive directors do not receive any remuneration from us other than fees for their services as members of the board or committees of the board and expense reimbursement, save for one director who is eligible for fees for consulting services provided to the Company.

In December 2014, pursuant to a shareholders’ meeting, we granted to four of our directors – Mr. Doron Turgeman, Mr. Shlomo Shalev, Dr. Jonathan Schapiro and Dr. Dobroslav Melamed – 150,000 options each to purchase our ordinary shares of NIS 0.1 par value, exercisable at an exercise price of NIS 0.4325 (which is the average of the thirty-day closing price on TASE prior to the Board resolution in the matter). 33% of the options shall vest and be exercisable at the lapse of one year from the grant date, and the remaining 67% shall vest and be exercisable on a quarterly basis, commencing from the grant date, for the duration of two years.

In March 2012, we granted to our external directors, Mr. Diament Jaron and Ms. Dafna Cohen, 150,000 options each to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 19, 2012, exercisable at an exercise price of NIS 0.58633 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% shall vest and be exercisable on a monthly basis, commencing from the date of the mentioned shareholders meeting, for the duration of two years. The directorships of Ms. Cohen and Mr. Diament lapsed on March 18, 2015, so that they may exercise the 300,000 vested options granted to them until March 17, 2016.

In March 2015, pursuant to a shareholders’ meeting, the monetary compensation was set for non-executive directors as follows: annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person, $190 for meetings held by teleconference, $160 for unanimous board resolutions and reimbursement of reasonable out-of-pocket expenses.

We granted to three of our former directors, Mr. Yonay, Mr. Shweiger and Mr. Allouche, 150,000 options each, to purchase our ordinary shares of NIS 0.1 par value, pursuant to the shareholder meeting of March 2, 2010, exercisable at an exercise price of NIS 0.298 (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% shall vest and be exercisable on a monthly basis, commencing from March 2, 2010, for the duration of two years. On November 22, 2010, Mr. Shweiger ceased his directorship in the Company and therefore 63,747 of the total options granted to him were forfeited. Upon his departure, Mr. Shweiger exercised the vested 86,253 options. Mr. Allouche ceased his directorship in the Company on May 18, 2014, and during August 2014 he exercised the 150,000 vested options granted to him. Mr. Yonay’s directorship lapsed on December 30, 2014 and may exercise the 150,000 vested options granted to him until December 29, 2015.

For further details regarding share options granted to our employees, directors and service providers, see Note 20 to the consolidated financial statements for the year ended December 31, 2014.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of seven members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are Mr. David Bassa (chairman of the Board of Directors), Mrs. Osnat Hillel Fain and Mr. Oded Nagar. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. In July 2011, at an annual general meeting of our shareholders, Amit Yonay, Marc Allouche, and David Grossman were re-elected to serve as directors of our company. Dafna Cohen and Jaron Diament were elected to serve as external directors of our company at the March 2009 extraordinary general meeting. Dafna Cohen and Jaron Diament are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in March 2012. On March 19, 2012 at an annual general meeting of our shareholders, Amit Yonay, Marc Allouche and David Grossman were re-elected to serve as directors of our company until the next shareholders meeting and our external directors, Dafna Cohen and Jaron Diament, were re-elected to serve as external directors of our company for an additional period of three years. After this date, the external directors term of service may be renewed for an additional three-year term. On November 7, 2013, David Grossman resigned from his position as a director and Mr. David Bassa was appointed in his stead. On May 18, 2014, Mr. Marc Allouche resigned from his position as a director. On December 30, 2014, the annual general meeting of our shareholders appointed four new members to the Company’s board of directors – Dr. Jonathan Schapiro, Dr. Dobroslav Melamed, Mr. Doron Turgeman and Mr. Shlomo Shalev. Mr. Amit Yonay was not nominated for re-appointment at the same annual general meeting of our shareholders and his term as director lapsed as of the same date. At the same annual general meeting, Mr. David Bassa was re-elected to serve as a director of the Company.

None of our directors or officers has any family relationship with any other director or officer.

Our Articles permit us to maintain directors’ and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations. We maintain a directors and officers insurance policy which covers the liability of our directors and officers as allowed under Israeli Companies Law.

There are no service contracts or similar arrangements with any director that provide for benefits upon termination of a directorship.

External and Independent Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, other than service as an officer for a period of not more than three months, during which the company first offered shares to the public.

No person may serve as an external director if that person’s position or business activities create, or may create, a conflict of interest with that person’s responsibilities as an external director or may otherwise interfere with his/her ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one external director must be of the other gender. A director in one company shall not be appointed as an external director in another company if at that time a director of the other company serves as an external director in the first company. In addition, no person may be appointed as an external director if he/she is a member or employee of the Israeli Security Authority, and also not if he/she is a member of the Board of Directors or an employee of a stock exchange in Israel.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

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

Osnat Hillel Fain and Oded Nagar serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our committee for the approval of financial statements, our nomination committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Doron Turgeman, who serves as the audit committee financial expert, with Osnat Hillel Fain and Oded Nagar as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Financial Statement Examination Committee

The Israeli Companies Law regulations require each public company to appoint a committee that examines the financial statements (the “Committee”) which shall be compounded from at least three (3) members, of which the majority among them shall be independent directors and the Committee’s Chairman shall be an external director. The Committee’s duties are, among other things, to examine the Company’s financial statements and to recommend and report to the board of directors of the Company regarding any problem or defect found in such financial statements.

In addition to the above-said, all of the Committee’s members must meet the following requirements:

•	All members shall be members of the board of directors of the Company.

•	At least one of the Committee’s members shall have financial and accounting expertise and the rest of the Committee’s members must have the ability to read and understand financial statements.

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

Compensation Committee

Amendment no. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012 (“Amendment no. 20”). In general, Amendment no. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers (the “Compensation Policy”). In addition, Amendment no. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company. The approval of the compensation committee is required in order to approve terms of office and/or employment of office holders. The Company’s Compensation Policy was duly approved on November 19, 2013.

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

The Compensation Policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an “interested party” in the proposed resolution, or the shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the Compensation Policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the Compensation Policy is in the best interest of the company.

Amendment no. 20 details the considerations that should be taken into account in determining the Compensation Policy and certain issues which the Compensation Policy should include.

Mr. Shlomo Shalev is the chairman of our compensation committee. Mrs. Osnat Hillel Fain and Mr. Oded Nagar serve as the other members of our compensation committee.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s board of directors.

As detailed above, our compensation committee consists of three independent directors: Mr. Shlomo Shalev, Mrs. Osnat Hillel Fain and Mr. Oded Nagar. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, an internal auditor may not be:

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

As of the date hereof, the Company has three full-time employees, and two part-time service providers (one of whom is an officer). We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

F.	Share Ownership

The following table sets forth certain information as of April 26, 2015, regarding the beneficial ownership of our directors and executive officers.

	Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options[1] exercisable within 60 days of April 26, 2015		Total ordinary shares beneficially owned including options	Percent of ordinary shares beneficially owned
David Bassa Chairman of the Board	23,128,227	—		23,128,227	8.46%
Osnat Hillel Fain External Director	—	—		—	*
Oded Nagar External Director	—	—		—	*
Dr. Jonathan Schapiro Director	—	—		—	*
Dr. Dobroslav Melamed Director	—	—		—	*
Doron Turgeman Director	570,000	—		570,000	*
Shlomo Shalev Director	—	—		—	*
Josh Levine Chief Executive Officer	—	804,167	[2]	804,167	*
David Kestenbaum Chief Financial Officer	—	366,667	[3]	366,667	*
Prof. Moshe Mittelman Medical Director	5,562,715	640,000	[4]	6,202,715	2.03%

All directors and executive officers as a group (10 persons)	29,260,942	1,810,834		30,071,776	10.70%

(1)	Options to purchase ordinary shares
(2)	300,000 options at an exercise price of NIS 0.6 per ordinary share of NIS 0.1 par value, 450,000 options at an exercise price of NIS 0.9 per ordinary share of NIS 0.1 par value, all exercisable until January 29, 2024 and 54,167 options at an exercise price of NIS 0.4 per ordinary share of NIS 0.1 par value, all exercisable until March 24, 2025.
(3)	312,500 options at an exercise price of NIS 0.5328 per ordinary share of NIS 0.1 par value, exercisable until December 29, 2023 and 54,167 options at an exercise price of NIS 0.4 per ordinary share of NIS 0.1 par value, all exercisable until March 24, 2025.
(4)	640,000 options at an exercise price of NIS 0.1 per ordinary share of NIS 0.1 par value, exercisable until August 26, 2020.

*	Represents less than 1% of ordinary shares outstanding.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 20 of our consolidated financial statements for the year ended December 31, 2014.

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

As of December 31, 2014, we have granted to employees, directors and consultants options that are outstanding to purchase up to 6,683,862 ordinary shares of NIS 0.1 par value, pursuant to two share option plans and pursuant to certain grants apart from these plans also discussed below under Non-Plan Share Options.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options during 2001-2011, at an exercise price between $0.03 and $1.58 per ordinary share of NIS 0.1 par value. Up to 2,200,000 options of NIS 0.1 par value were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares of NIS 0.1 par value, as well as forfeited and expired options that reverted to the pool due to departure of employees. As of December 31, 2014, 850,000 options were outstanding. Options granted to Israeli employees were in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The option term is for a period of ten years from the grant date. The options were granted for no consideration. The options vest over a three or two year period. As of December 31, 2014, 850,000 options were fully vested. On May 2, 2011, the 2001 Share Option Plan expired and no options may be granted under this plan.

2011 Share Option Plan

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee stock option scheme for the grant of options exercisable into shares of the Company according to section 102 to the Israeli Tax Ordinance (“2011 Plan”), and to maintain up to 10 million shares in the framework of the 2011 Plan, for options allocation to employees, directors and Company consultants.

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by the Company and the abovementioned section 102, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company’s accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by the Company’s Board of Directors on the date of the actual allocation. As of December 31, 2014, we have granted 5,713,862 share options under the 2011 Plan at an exercise price between $0.12 and $0.37 per ordinary share of NIS 0.1 par value.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 120,000 of NIS 0.1 par value outstanding options as of December 31, 2014, which were granted to consultants and a member of our Scientific Advisory Board, not under an option plan during 2011. The options were granted at an exercise price of $0.16. As of December 31, 2014, 120,000 options of NIS 0.1 par value were fully vested.

For further details regarding share options granted to our employees, directors and service providers, see Note 20 to the consolidated financial statements for the year ended December 31, 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

As of the date hereof, there were 4,481,203 ADSs outstanding, held by 47 DTC participants and 2 registered shareholders, whose holdings represented approximately 32.77% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 273,525,799 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	47,453,776	17.35%
Sabby Management, LLC	26,666,640	9.75%
David Bassa	23,128,227	8.46%

B.	Related Party Transactions

To our knowledge, there are no related party transactions existing as of April 26, 2015.

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

Significant Changes

On February 21, 2013 and after the reporting date, the Company’s special general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company decided to extend the exercise period of said warrants from February 27, 2013 to December 31, 2013. This decision is subject to the approval of the District Court pursuant to Section 350 to the Israeli Companies Law, 1999. On March 12, 2013 the Court approved the decision to extend the exercise price of the warrants. On January 14, 2014, the general meeting of shareholders and the general meeting of holders of warrants (series 2) of the Company resolved to approve the extension of the term of warrants (series 2) of the Company until October 28, 2014, in accordance with the request for a settlement filed with and granted by the Tel-Aviv-Jaffa district court. On October 28, 2014, the outstanding 12,217,106 warrants (series 2) expired.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

On June 1, 2012, the Company filed an application for relisting its ADSs on the Nasdaq Stock Exchange. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq under the ticker symbol “XTLB”.

American Depositary Shares

The following table presents, for the periods indicated, the high and low market closing prices for our ADSs as reported on the Nasdaq Stock Market from September 1, 2005 until April 16, 2009, on the Pink Sheets from April 17, 2009 until July 14, 2013, and on Nasdaq from July 15, 2013 to the present. For convenience of the readers of this report, the data below was adjusted so that all the quotes of our ADSs price would represent the current ADS-NIS 0.1 par value ordinary share ratio, meaning 1:20.

	US Dollar
	High	Low
Last Six Calendar Months
April 2015 (until April 26, 2015)	2.44	2.19
March 2015	2.57	2.03
February 2015	2.60	2.02
January 2015	2.19	1.88
December 2014	2.70	1.98
November 2014	2.58	1.85
October 2014	3.38	1.59
September 2014	2.25	1.70
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2015 (until April 26, 2015)	2.44	2.19
First Quarter of 2015	2.60	1.88
Fourth Quarter of 2014	3.38	1.59
Third Quarter of 2014	3.50	1.70
Second Quarter of 2014	4.95	2.48
First Quarter of 2014	4.30	2.73
Fourth Quarter of 2013	5.49	2.24
Third Quarter of 2013	7.00	5.28
Second Quarter of 2013	6.35	4.95
Full Five Financial Years
2014	4.95	1.59
2013	7.42	2.24
2012	8.50	3.00
2011	5.40	2.00
2010	4.70	0.55

The following table sets forth, for the periods indicated, the high and low closing prices of the NIS 0.1 par value ordinary shares (after the 1:5 share consolidation which was resolved on June 22, 2009) on the Tel-Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.924 New Israeli Shekel per US Dollar, as of April 26, 2015 according to the Bank of Israel.

	New Israeli Shekel		US Dollar
Last Six Calendar Months	High	Low	High	Low
April 2015 (until April 26, 2015)	0.470	0.446	0.120	0.114
March 2015	0.484	0.441	0.123	0.112
February 2015	0.479	0.395	0.122	0.101
January 2015	0.421	0.369	0.107	0.094
December 2014	0.495	0.382	0.126	0.097
November 2014	0.472	0.317	0.120	0.081
October 2014	0.523	0.315	0.133	0.080
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2015 (until April 26, 2015)	0.470	0.446	0.120	0.114
First Quarter of 2015	0.484	0.369	0.123	0.094
Fourth Quarter of 2014	0.523	0.315	0.133	0.080
Third Quarter of 2014	0.580	0.338	0.148	0.086
Second Quarter of 2014	0.750	0.473	0.191	0.121
First Quarter of 2014	0.733	0.469	0.187	0.120
Fourth Quarter of 2013	0.974	0.383	0.248	0.098
Third Quarter of 2013	1.259	0.978	0.321	0.249
Second Quarter of 2013	1.143	0.905	0.291	0.231
First Quarter of 2013	1.348	1.079	0.344	0.275
Full Five Financial Years
2014	0.750	0.315	0.191	0.080
2013	1.348	0.383	0.344	0.098
2012	1.675	0.521	0.427	0.133
2011	0.950	0.414	0.242	0.106
2010	0.681	0.193	0.174	0.049

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

This right may be affected by the grant of preferential dividend or distribution rights, to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our Articles provide that the Board of Directors may declare and distribute dividends without the approval of the shareholders.

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another shareholder with 25% or greater shares in the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading external of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

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

AMERICAN DEPOSITORY SHARES

We have issued and deposited ordinary shares with Bank Hapoalim B.M., The Bank of New York’s custodian in Tel Aviv, Israel. The Bank of New York in turn issued American Depositary Shares, or ADSs, representing American Depositary Shares, or ADSs. One ADS represents an ownership interest in twenty of our ordinary shares. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286, U.S.A. Their principal executive office is located at One Wall Street, New York, NY 10286, U.S.A.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and you, as an ADS holder. The agreement and the ADSs are generally governed by New York law.

The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADS. Directions on how to obtain copies of these are provided in the section entitled “Where You Can Find More Information.”

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any approval from any government or agency thereof is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

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

Shares. The Bank of New York may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to receive additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the U.S. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

You may turn in your ADSs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian; or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Israeli law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions, it will deem you to have instructed it to give a discretionary proxy to vote the shares underlying your ADSs to a person designated by us provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform The Bank of New York that (x) we do not wish such proxy given, (y) substantial opposition exists, (z) such matter materially affects the rights of the holders of the shares underlying the ADSs.

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

Rights of Non-Israeli Shareholders to Vote

Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the State of Israel.

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property. Each cancellation of an ADS, including if the agreement terminates.
$0.05 (or less) per ADS	Any cash payment.
Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares.
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars. Cable, telex and facsimile transmission expenses. Servicing of shares or deposited securities.
$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	Depositary services.
Taxes and other governmental charges	As necessary The Bank of New York or the Custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares;	The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.
Reclassify, split up or consolidate any of the deposited securities;
Distribute securities on the shares that are not distributed to you; or
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or takes any similar action.

Amendment and Termination

We may agree with The Bank of New York to amend the agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the agreement is amended.

The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within ninety days. In both cases, The Bank of New York must notify you at least ninety days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADSs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either exercises discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADS, make a distribution on an ADS, or make a withdrawal of shares, The Bank of New York may require payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the:

•	transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when the books of The Bank of New York or our books are closed, or at any time if The Bank of New York or we think it advisable to do so. You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the agreement.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADSs before deposit of the underlying shares. This is called a pre-release of the ADS. The Bank of New York may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of shares to close out a pre-release. The Bank of New York may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days’ notice. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of prerelease, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection of Books of the Depositary

Under the terms of the agreement, holders of ADSs may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than either our business or a matter related to the deposit agreement or ADSs.

Book-Entry Only Issuance - The Depository Trust Company

The Depository Trust Company, or DTC, New York, New York, will act as securities depository for the ADSs. The ADSs will be represented by one global security that will be deposited with and registered in the name of Cede & Co. (DTC’s partnership nominee), or such other name as may be requested by an authorized representative of DTC. This means that we will not issue certificates to you for the ADSs. One global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the ADSs. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

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

When you purchase ADSs through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the ADSs on DTC’s records. Since you actually own the ADSs, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the ADSs. DTC’s records only show the identity of the direct participants and the amount of ADSs held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

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

It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the ADSs held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

ADSs represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the ADSs to be represented by a global security.

If the book-entry only system is discontinued, the transfer agent will keep the registration books for the ADSs at its corporate office.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Material Contracts

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal”), a Gibraltar private company, for the rights to a use patent on rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. Multiple Myeloma is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of the Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of at least $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See note 14c to the consolidated financial statements: Intangible Asset).

MinoGuard Ltd.

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we shall acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard’s entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we shall develop and commercialize MinoGuard’s technology for the treatment of psychotic disorders focusing on Schizophrenia. Under the agreement, we are to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard’s technology, with no limitations for a specific disorder. In consideration, we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we will pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we have paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45,000, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $135,000, for the 12 month period between July 1, 2014 and June 30, 2015. Such annual payments will increase by $90,000 per annum, up to $675,000 for the eighth year of license or until the agreement is terminated.

The term of the license commenced upon the signing of the license agreement will be for an unlimited period. Upon the expiration of the last payment obligation of XTL the license will be considered perpetual and fully paid up.

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

Lupus is a debilitating disease affecting approximately five million people worldwide according to the Lupus Foundation of America. hCDR1, is a peptide and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries (“Teva”), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial called the PRELUDE trial. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. The Company plans that such dose be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose of hCDR1.

Proteologics

On November 21, 2012, in an off-market transaction, we purchased from Teva 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva’s entire stake in Proteologics and approximately 31.35% of Proteologics’ issued and outstanding share capital, for approximately NIS 6.5 million (approximately $ 1.7 million). Proteologics is a public company whose shares are listed on the TASE and was engaged at the time of acquisition in the discovery and development of drugs comprised of various components of the UBIQUITIN system, which was discovered by Dr. Avram Hershko and Dr. Aaron Ciechanover, both 2004 Nobel Prize laureates in Chemistry for the discovery of the UBIQUITIN system.

On August 22, 2013, Proteologics’ board of directors resolved to terminate Proteologics’ operations effective immediately.

On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics’ issued and outstanding share capital as of the date of the agreement in consideration of approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) and the balance was held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceeding pursuant to Section 350 to the Israeli Companies Law in Proteologics. As of the date of this report the entire considerations has been delivered to the Company and no amount remains in escrow.

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

Taxation

The following discussion summarizes certain Israeli and US federal income tax consequences that may be material to our shareholders, but is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations that may be relevant to holders of our ordinary shares. This discussion is based on existing law, judicial authorities and administrative interpretations, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete analysis of all potential tax consequences of owning our ordinary shares. In particular, this discussion does not take into account the specific circumstances of any particular holder or holders who may be subject to special rules, such as tax-exempt entities, broker-dealers, shareholders subject to Alternative Minimum Tax, shareholders that actually or constructively own 10% or more of our voting securities, shareholders that hold ordinary shares or ADSs as part of straddle or hedging or conversion transaction, traders in securities that elect mark to market, banks and other financial institutions or partnerships or other passthough entities.

We urge shareholders to consult their own tax advisors as to the potential US, Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADSs, including, in particular, the effect of any foreign, state or local taxes. For purposes of the entire Taxation discussion, we refer to ordinary shares and ADSs collectively as ordinary shares.

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

In December 2011, following the enactment of the Law for the Changing the Tax Burden (Legislative Amendments), 2011 (hereafter – “Tax Burden Distribution Law”), the phased reduction in the corporate tax was eliminated, and the corporate tax rate in 2012 and thereafter was set to 25%.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government’s records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this report, all of which are subject to change or differing interpretation, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-US tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to US holders entitled to special treatment under US federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of US federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special US federal income tax rules applicable in special circumstances, including to US holders who:

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

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed to a non-corporate holder at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 121 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss with respect to the stock. A “qualified foreign corporation” is either a corporation that is eligible for the benefits of a comprehensive income tax treaty with the US or a corporation whose stock, the shares of which are with respect to any dividend paid by such corporation, is readily tradable on an established securities market in the United States (including, for this purpose, ADSs traded on a securities market in the United States with respect to the foreign corporation’s shares). However, a foreign corporation will not be treated as a “qualified foreign corporation” if it is a passive foreign investment company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a US holder will be includible in the income of a US holder in a US dollar amount calculated by reference to the exchange rate in effect on the day the distribution is received by the US holder (or, in the case of ADSs, on the day the distribution is received by the depository). A US holder that receives a foreign currency distribution and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares

Subject to the description of the passive foreign investment company rules below, upon the sale, exchange or other disposition of our ordinary shares, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder’s basis in the ordinary shares, which is usually the cost of those shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. In general, gain realized by a US holder on a sale, exchange or other disposition of ordinary shares generally will be treated as US source income for US foreign tax credit purposes. A loss realized by a US holder on the sale, exchange or other disposition of ordinary shares is generally allocated to US source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations for both corporate and individual shareholders.

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

If we are classified as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the US holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such US holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under this special regime, any excess distribution and recognized gain would be treated as ordinary income and the federal income tax on such ordinary income would be determined as follows: (i) the amount of the excess distribution or gain would be allocated ratably over the US holder’s holding period for our ordinary shares; (ii) US federal income tax would be determined for the amounts allocated to the first year in the holding period in which we were classified as a PFIC and for all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge would beadded to this tax, calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the US holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred would be taxed as ordinary income but without the imposition of an interest charge.

A US holder may generally avoid the PFIC “excess distribution” regime by electing to treat his PFIC shares as a “qualified electing fund.” If a US holder elects to treat PFIC shares as a qualified electing fund, also known as a “QEF Election,” the US holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the US holder. A US holder may make a QEF Election with respect to a PFIC for any taxable year in which he was a shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the US holder. Procedures exist for both retroactive elections and the filing of protective statements. A US holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the US holder’s income tax return for the first taxable year to which the election will apply.

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

Alternatively, a US holder may also generally avoid the PFIC regime by making a so-called “mark-to-market” election. Such an election may be made by a US holder with respect to ordinary shares owned at the close of such holder’s taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or an equivalent regulated and supervised foreign securities exchange.

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

Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. Back-up withholding is not an additional tax. The amount of any back-up withholding will be allowed as a credit against a holder’s US federal income tax liability and may entitle the holder to a refund, provided that specified required information is furnished to the IRS on a timely basis.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits in accordance with our investment policy. As of December 31, 2014, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2014, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers, as our head office is located in Israel. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as a result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury risk management policy, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time and this in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

As of December 31, 2014, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 85 thousand lower (2013 – post-tax loss approximately $ 157 thousand lower; 2012 - post-tax loss approximately $ 89 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was more sensitive to movement in the exchange rate in relation to the NIS in 2014 than in 2013 mainly because of the decreased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group, as December 31, 2013, balances included NIS denominated receivables from the sale of Proteologics.

Credit Risk. Credit risks are managed at the Group level. The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history and through retail sales in cash or by credit card.

Liquidity Risk. Cash flow forecasting is performed by the Group’s management both in the entities of the Group and aggregated by the Group. The Group’s management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operations. The Group currently does not use credit facilities. Forecasting takes into consideration several factors such as raising capital to finance operations and certain liquidity ratios that the Group strives to achieve.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other similar channels. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2014 and 2013, the maturity of the Group’s financial liabilities is less than one year from each of the reporting dates.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)     Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2014, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2014 were effective.

(b)     Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2014.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c)     Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Jaron Diament, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

Item 16B. Code of Ethics

We have adopted a Code of Conduct applicable to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (http://www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 HaCharoshet Street, Raanana 43656, Israel.

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of the independent registered public accounting firm’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd. (“PwC”). These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2014 and 2013.

	2014	2013
	US dollars in thousands
Audit fees	52	52
Audit-related fees	-	4
Tax fees	-	-
All Other fees	-	-
Total	52	56

The audit fees for the years ended December 31, 2014 and 2013, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements and statutory audits, including Israeli tax reports.

The audit-related fees for the year ended December 31, 2013 were for the professional services rendered for obtaining SEC approval for the incorporation of Proteologics’ quarterly financial statements in the 2013 Form 20-F.

The audit-related fees above do not include InterCure’s audit-related fees for the years ended December 31, 2014 and 2013 in the amounts of $ 28 thousand and $ 40 thousand, respectively.

For the fiscal years ended December 31, 2014 and 2013, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

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

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 HaCharoshet Street, Raanana 43656, Israel.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter – the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated comprehensive loss, changes in equity and cash flows for each of the three years ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Tel-Aviv, Israel	Kesselman & Kesselman
April 26, 2015	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2014	2013
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	2,159	2,887
Short-term deposits	7	-	1,278
Trade receivables	8	-	126
Other accounts receivable	9	437	473
Restricted deposits		21	23
Inventories	10	-	302

		2,617	5,089

Assets of disposal group classified as held for sale	28	505	-

		3,122	5,089

NON-CURRENT ASSETS:
Property, plant and equipment, net	13	24	61
Intangible assets, net	14	2,498	2,865

		2,522	2,926

Total assets		5,644	8,015

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2014	2013
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	15	217	615
Other accounts payable	16	298	604

		515	1,219

Liabilities of disposal group classified as held for sale	28	450	-

		965	1,219

NON-CURRENT LIABILITIES:
Employee benefit liabilities		-	11

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	19
Share capital – ordinary shares of NIS 0.1 par value: authorized – December 31, 2013 and 2014 – 700,000,000 shares; issued and outstanding: December 31, 2014 – **232,812,446 December 31, 2013 – **226,826,957		6,198	6,093
Share premium and options		148,276	148,327
Accumulated deficit		(148,322)	(146,073)
Treasury shares, at cost: December 31, 2013 – 6,067,943 December 31, 2014 – 4,354,881		(1,501)	(2,091)
Reserve from transactions with non-controlling interests		9	9

		4,660	6,265
Non-controlling interests		19	520

Total equity		4,679	6,785

Total liabilities and equity		5,644	8,015

** Net of treasury shares

The accompanying notes are an integral part of the consolidated financial statements.

David Bassa	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board: April 26, 2015.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2014	2013	2012
	Note	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	21	(278)	(82)	(92)
General and administrative expenses	22	(1,744)	(1,329)	(2,448)
Other gains, net	23	-	1,059	802

Operating loss		(2,022)	(352)	(1,738)

Finance income	24	41	114	55
Finance expenses	24	(138)	(55)	(5)

Finance income (expenses), net		(97)	59	50

Earnings (loss) from investment in associate	12	-	(845)	569

Loss from continuing operations		(2,119)	(1,138)	(1,119)

Loss from discontinued operations	28	(746)	(2,575)	(623)

Total loss for the year		(2,865)	(3,713)	(1,742)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments		-	108	114
Reclassification of foreign currency translation adjustments to Other gains, net		-	(221)	-

Total other comprehensive income (loss)		-	(113)	114

Total comprehensive loss		(2,865)	(3,826)	(1,628)

Total loss attributable to:
Equity holders of the Company		(2,527)	(2,476)	(1,390)
Non-controlling interests		(338)	(1,237)	(352)

		(2,865)	(3,713)	(1,742)

Total comprehensive loss attributable to:
Equity holders of the Company		(2,527)	(2,589)	(1,276)
Non-controlling interests		(338)	(1,237)	(352)

		(2,865)	(3,826)	(1,628)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):	26
From continuing operations		(0.009)	(0.005)	(0.005)
From discontinued operations		(0.002)	(0.006)	(0.001)

Loss per share for the period		(0.011)	(0.011)	(0.006)

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014	6,093	148,327	(146,073)	(2,091)	9	6,265	520	6,785

Total comprehensive loss	-	-	(2,527)	-	-	(2,527)	(338)	(2,865)

Share-based payment to employees and others	-	-	278	-	-	278	-	278
Issuance of shares	14	158	-	-	-	172	-	172
Sale of treasury shares	-	(197)	-	590	-	393	(163)	230
Exercise of options into shares	91	(12)	-	-	-	79	-	79

Balance as of December 31, 2014	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the year	-	-	(2,476)	-	-	-	(2,476)	(1,237)	(3,713)
Other comprehensive income	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(2,476)	-	(113)	-	(2,589)	(1,237)	(3,826)

Share-based payment to employees and others	-	-	(7)	-	-	-	(7)	(58)	(65)
Issuance of shares and warrants	90	876	-	-		-	966	-	966
Exercise of options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(52)	-	378	-	-	326	(43)	283
Conversion of convertible loan into capital, in subsidiary	-	-	-	-	-	213	213	(213)	-
Other	-	-	(30)	-	-	-	(30)	-	(30)
Exercise of warrants into shares	6	28	-	-	-	-	34	-	34

Balance as of December 31, 2013	6,093	148,327	(146,073)	(2,091)	-	9	6,265	520	6,785

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2014	2013	2012
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(2,865)	(3,713)	(1,742)
Adjustments to reconcile loss to net cash used in operating activities (a)		395	1,214	236

Net cash used in operating activities		(2,470)	(2,499)	(1,506)

Cash flows from investing activities:

Acquisition of subsidiary, less cash received (d)	5	-	-	733
Investment in associate		-	-	(1,658)
Proceeds from sale of investment in associate		291	3,054	-
Decrease in restricted deposit		2	-	1
Decrease (increase) in short-term bank deposits		1,216	366	(170)
Purchase of property, plant and equipment	13	(8)	(84)	(6)
Purchase of intangible assets	14	(2)	-	(80)
Other investments		-	-	(29)

Net cash provided by (used) in investing activities		1,499	3,336	(1,209)

Cash flows from financing activities:

Proceeds from issuance of shares and options	19	79	-	2,418
Exercise of warrants and options into shares	19	-	34	1,865
Sale of treasury shares		230	283	-

Net cash provided by financing activities		309	317	4,283

Increase (decrease) in cash and cash equivalents		(662)	1,154	1,568
Gains (losses) from exchange rate differences on cash and cash equivalents		(14)	37	5
Reclassification of cash in subsidiary to assets of disposal group held for sale		(52)	-	-
Cash and cash equivalents at beginning of year		2,887	1,696	123

Cash and cash equivalents at end of year		2,159	2,887	1,696

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2014	2013	2012
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	13, 14	53	313	136
	Loss from disposal of property, plant and equipment	13, 14	142	2	2
	Share-based payment transactions to employees and others	20	278	(65)	1,299
	Revaluation of short-term deposits		62	(29)	(75)
	Exchange rate differences on operating activities		14	(37)	(5)
	Gain from bargain purchase	5	-	-	(795)
	Change in employee benefit liabilities, net		12	(2)	2
	Loss (gain) from change in holding rate in associate	12	-	(10)	5
	Earnings from investment in associate	12	-	845	(569)
	Impairment of intangible assets	14	-	1,729	-
	Gain from sale of investment in associate		-	(1,051)	-

			561	1,695	-
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	8	58	(50)	3
	Decrease (increase) in other accounts receivable and income taxes receivable	9	(130)	30	(23)
	Increase in inventories	10	184	(73)	(44)
	Increase (decrease) in trade payables	15	(210)	(86)	199
	Increase (decrease) in other accounts payable	16	(68)	(302)	101

			(166)	(481)	236

			395	1,214	236

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2014	2013	2012
		U.S. dollars in thousands

(b)	Additional information on cash flows from operating activities:

	Interest received	9	24	40

(c)	Non-cash transactions:

	Purchase of property, plant and equipment on suppliers’ credit	-	-	73

	Issuance of treasury shares to subsidiary	-	-	2,469

	Conversion of convertible loan into capital in subsidiary	-	377	168

	Share-based payment to third party	173	49	-

	Allotment of shares to Aurum	-	913	-

	Receivables from sale of investment in associate	-	297	-

(d)	Acquisition of newly consolidated subsidiary (see Note 5):

	Working capital (excluding cash and cash equivalents)	-	-	517
	Property, plant and equipment	-	-	(51)
	Intangible assets	-	-	(2,397)
	Gain from bargain purchase	-	-	795
	Non-current liabilities	-	-	11
	Non-controlling interests	-	-	1,858

		-	-	733

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd., a public company whose shares are traded on the TASE. As of December 31, 2014, the Company held approximately 54.72% of InterCure’s issued and outstanding share capital. For additional information on the Company’s investment in InterCure, as well as events pertaining to sale of the investment, see Notes 5 and 30 below.

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

The Company is in the planning stages for the implementation of a phase 2 clinical trial of the recombinant EPO (“rHuEPO”) drug for treating Multiple Myeloma patients. As part of the preparations, the Company has conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients and is preparing market analyses and regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed. Based on the Company’s current business plans and estimates, the clinical trial is expected to commence during the second half of 2015.

As of December 31, 2014, the Company has the following subsidiaries:

InterCure – a publicly traded company on the TASE. InterCure has two subsidiaries – InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

Xtepo Ltd. – a private company incorporated in Israel which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 1:-	GENERAL (Cont.)

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2015 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company may be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been consistently applied to all the years presented, unless otherwise stated and have been prepared under the historical cost convention, as adjusted for defined benefit plans.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgment in the process of applying the Group’s accounting policies. The areas that involve judgment which have significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Group’s management.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Consolidated financial statements:

1.	Subsidiaries consolidation and business combinations:

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns.

The Company examines whether it controls another entity even when it does not hold more than 50% of the voting rights, but can control the entity’s financial and operating policies by de-facto control. De-facto control can be created under circumstances in which the ratio of the Company’s voting rights in the entity to the percentage and dispersion of the holdings of the other shareholders grants the Company the power to control the entity’s financial and operating policies.

Subsidiaries are fully consolidated starting from the date on which control therein is attained by the Company. Their consolidation ceases when such control is discontinued.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

An associate is an entity over which the Group exercises significant influence, but not control, which is usually expressed in holding 20%-50% of the voting rights. The investment in an associate is presented using the equity method of accounting. According to the equity method of accounting, the investment is initially recognized at cost and its carrying amount varies to the extent that the Group recognizes its share of the associate’s earnings or losses from the acquisition date.

The Group’s share in the earnings or losses of associates after the acquisition date is carried to profit or loss and its share in the other comprehensive income movements after the acquisition date is carried to other comprehensive income against the carrying amount of the investment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Each reporting date, the Group determines if there are indicators of impairment in the investment in the associate. In such case, the Group calculates the amount of the impairment as the difference between the recoverable amount of the investment in the associate (the higher of the value in use and the fair value less selling costs) and its carrying amount and recognizes the amount of impairment in profit or loss in the line item of “equity in earnings (losses) in associates”.

c.	Translation of balances and transactions in foreign currency:

1.	Functional currency and presentation currency:

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in U.S. dollars, which is the Functional Currency of each of the Group’s entities and the Company’s presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar in relation to the NIS:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2014	12.04
December 31, 2013	(7.02)
December 31, 2012	(2.30)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2014	3.889
December 31, 2013	3.471

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

Transactions in a currency other than the Functional Currency (“foreign currency”) are translated into the Functional Currency using the exchange rates at the dates of the transactions. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the Functional Currency at the exchange rate at that date. Exchange differences are recognized in the statement of comprehensive income in the line item finance income (expenses). Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

3.	Translation of the financial statements of the Group companies:

The operating results and financial position of all the Group companies, including companies accounted for at equity, whose functional currency differs from the presentation currency (Proteologics’ functional currency is NIS), are translated into the presentation currency as follows:

a)	Assets and liabilities at each statement of financial position date are translated at the closing rate on the statement of financial position date;

b)	Revenues and expenses at each statement of comprehensive income date are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of exchange rates on the transaction dates in which case the revenues and expenses are translated at the exchange rate on the transaction date);

c)	All resulting exchange rate differences are recognized in other comprehensive income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Property, plant and equipment:

Items of property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses.

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

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included when the asset is derecognized in “other gains (losses), net” in the consolidated statements of comprehensive income.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see g below).

e.	Intangible assets:

5.	Brand name and technology:

Brand name and technology acquired in a business combination are recognized at fair value on the acquisition date. Brand name and technology have a finite useful life and are presented at cost net of accumulated amortization and impairment losses. The amortization is calculated using the straight-line method over the expected useful life (9-10 years).

6.	Computer software:

Acquired licenses to use computer software are capitalized based on costs incurred in acquiring the specific software and preparing it for use. These costs are amortized using the straight-line method over the estimated useful life (five years). Costs relating to computer software upkeep are recognized as expenses as incurred.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

7.	Unamortized intangible assets (licenses and patent rights):

The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use. These assets are reviewed for impairment once a year or whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets.

8.	Research and development:

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2014, the Group did not capitalize development costs to intangible assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Impairment of non-financial assets:

Intangible assets which are not yet available for use are not depreciated and impairment in their respect is tested every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

g.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the loans and receivables category. The classification depends on the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables are included in the line items: “trade receivables”, “other accounts receivable”, “cash and cash equivalents”, “short-term deposits” and “restricted deposits” in the statement of financial position.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

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

Financial assets carried at amortized cost:

The Group assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

h.	Inventories:

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

Cost of inventories is determined as follows:

Raw materials – at cost of purchase using the “first-in, first-out” method.

Purchased merchandise and products – using the “first-in, first-out” method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Trade receivables:

The balance of trade receivables relates to amounts receivable from the Group’s customers for goods sold or services rendered in the ordinary course of business. Trade receivables are initially recognized at fair value and subsequently measured at amortized cost based on the effective interest method, less an allowance for doubtful accounts.

Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Group’s management, is doubtful. The Group also recognizes a provision for groups of customers that are collectively assessed for impairment based on their credit risk characteristics. Impaired debts are derecognized when they are assessed as uncollectible.

j.	Cash and cash equivalents:

Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

k.	Share capital:

The Company’s ordinary shares are classified as share capital. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

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

l.	Trade payables:

Trade payables are the Group’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Taxes on income:

1.	Current taxes:

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

A deferred tax asset has not been recognized in the Group’s accounts because the availability of taxable income in the future is not probable.

n.	Employee benefits:

1.	Employment benefits for retirement compensation/pension:

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. Said pension plans qualify for the criteria of defined contribution plan, as above, based on their terms.

According to the labor laws and employment agreements in Israel and according to the Group’s practice, the Group is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Group’s liability to pay retirement compensation for certain employees is accounted for as a defined benefit plan and for the remaining employees it is accounted for as a defined contribution plan.

2.	Vacation and recreation benefits:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Share-based payment:

The Group operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees’ services that are settled with the Group’s equity instruments. In this framework, the Group grants employees, from time to time, and, at its discretion, options to purchase shares of the Group companies. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

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

Share-based payment transactions in which the Company acquired assets as consideration for the Company’s equity instruments are measured at the value of the assets acquired.

p.	Provisions:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Revenue recognition:

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

Revenues from sale of goods to distributors:

InterCure sells its products to distributors as well. Revenues from such sales are recognized when InterCure or its subsidiaries deliver the goods to the distributor, when sales channel and selling price are at the distributor’s sole discretion, and when there are no ongoing obligations to prevent the distributor from receiving the goods. Revenue is only recognized when goods were delivered to the designated site, risks of loss and damage are transferred to the distributor and distributor had received the goods in accordance with the sales agreement, conditions for receipt of goods had expired or InterCure holds objective evidence that goods receipt criteria had been met.

Sales do not include a finance component, as they are made with a 60 days credit period, considered as consistent with the market in which InterCure operates.

r.	Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income (loss) on a straight-line basis over the period of the lease.

s.	Loss per share:

Basic loss per share is calculated by dividing the income or loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, less Company shares held by a subsidiary.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

t.	Non-current assets (or disposal groups) held for sale:

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

u.	Discontinued operations:

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Revenues and expenses attributable to discontinued operations are presented in the statement of comprehensive loss under the item “Total loss from discontinued operations”, for all years presented.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

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

1.	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

2.	Share-based payments – in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 3:- CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

3.	The existence of effective control over InterCure:

As of December 31, 2014, and effective as of May 16, 2013, the Company held 54.72% of InterCure’s issued and outstanding share capital, following the conversion of the loan granted to InterCure into 7,620,695 shares of InterCure. In the reporting period ended December 31, 2012, the Group’s management had estimated the degree of effect it had in InterCure and had determined that it was able to govern InterCure’s financial and operating policies despite holding less than 50% of InterCure’s issued and outstanding share capital at the time, through de-facto control, this following an examination of InterCure’s entire equity instruments. This conclusion was reached mainly since the Company was able to convert the aforementioned loan into shares of InterCure, a conversion which will have conferred the Company a stake of approximately 54.72% of InterCure’s issued and outstanding share capital.

After the reporting period, events pertaining to the investment in InterCure reduced the Company’s stake in InterCure to 5.82%. Considering the Company’s diluted voting rights in InterCure and the termination of a voting agreement signed between the Company and Green Forest Global Ltd., under which each of the two parties will appoint two directors of the total of seven directors to the board of directors of InterCure, the Company’s management determined that a loss of control in InterCure occurred during the first quarter of 2015. For additional information, see Notes 5 and 30 below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 4:- FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group’s activities expose it to a variety of financial risks: market risks (including currency risks and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Risk management is carried out by the Group’s management under policies approved by the Board. The Group’s treasury identifies, evaluates and defines financial risks. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a)	Market risks:

Foreign currency exchange rate risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from assets and liabilities denominated in currency that is other than the functional currency.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 4:- FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

To manage its foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group uses short-term deposits denominated in foreign currency.

The Company treasury’s risk management policy, excluding InterCure, is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for nine to twelve consecutive months from time to time and this in line with the directives of the Company’s Board. InterCure focuses on actions to reduce to a minimum the negative effects arising from this risk and therefore holds cash and cash equivalents in currencies in which it operates, in accordance with management’s assessments.

As of December 31, 2014, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 85 thousand lower (2013 – loss approximately $ 157 thousand lower; 2012 – loss approximately $ 89 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits.

b)	Credit risks:

Credit risks are managed at the Group level. The Group has no significant concentrations of credit risk. Credit risks arise from cash and cash equivalents, restricted bank deposits as well as outstanding receivables.

The majority of the Group’s sales are generated in the U.S. Accordingly, the balances of the Group’s trade receivables do not represent a significant concentration of credit risk as of December 31, 2014. InterCure extends a 60-day term to its customers. InterCure regularly monitors the credit extended to its customers and their general financial condition but does not require collateral as security for these receivables. InterCure provides an allowance for doubtful accounts based on the factors that affect the credit risk of certain customers, past experience and other information.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The Group engages with banks and financial institutions which are independently rated A at least.

c)	Liquidity risk:

Cash flow forecasting is performed by the Group’s management both in the entities of the Group and aggregated by the Group. The Group’s management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operations. The Group does not use borrowing credit facilities.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other solid channels. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2014 and 2013, the maturity of the Group’s financial liabilities is less than one year from each of the reporting dates.

2.	Capital management:

The Group’s objectives when managing capital are to ensure the Group’s ability to continue as a going concern in order to provide returns on investments for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take a variety of measures such as issue new shares or sell assets to reduce liabilities.

b.	Financial instruments:

1.	Financial instruments by category:

As of December 31, 2014 and 2013, all financial assets were classified in the category of loans and receivables. Likewise, all financial liabilities as of such dates were classified in the category of other financial liabilities at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 5:- INTERCURE

On June 13, 2012, the Company entered into an agreement in principle with InterCure, according to which, subject to carrying out the debt settlement pursuant to Article 350 of the Israeli Companies Law, 1999 (the “Settlement”) before the transaction, InterCure converted all its debts into ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees). Once the Settlement was consummated, the Company acquired the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the issuance of Company shares.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 ordinary shares of InterCure with no par value, in consideration of a private placement of 7,165,662 ordinary shares of the Company of NIS 0.1 par value each, whose value on the date of signing the agreement, measured according to the quoted market price of the Company’s shares on the TASE, was approximately $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure’s debts were converted as described above (“InterCure’s Adjusted Value”). The fair value of the Company’s shares on the date of consummation of the transaction was approximately $ 2.5 million. In the year ended December 31, 2013, InterCure sold 1,097,719 shares of the Company for an aggregate amount of approximately $ 283 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure’s Adjusted Value. After affecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure’s Adjusted Value amounted to approximately $ 460 thousand.

On October 28, 2012, InterCure allocated 20,185,184 performance-based stock options exercisable into 20,185,184 ordinary shares with no par value to Giboov Ltd. (“Giboov”).

On May 16, 2013, the Company informed InterCure of its decision to convert its entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 ordinary shares of InterCure, as predetermined in the original acquisition agreement. Upon conversion, the Company held approximately 54.72% of InterCure’s issued and outstanding share capital.

In November 2014, InterCure announced that its Audit Committee and Board of Directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Mr. Alexander Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, following a reverse split in InterCure shares at a 10:1 ratio, Green Forest will be allotted 2,622,647 ordinary shares of InterCure (the “First Round Allotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $ 230 thousand. Further, upon InterCure’s shares return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure will be allotted to Green Forest for an additional investment of $ 230 thousand (the “Second Round Allotted Shares”).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 5:- INTERCURE (Cont.)

In addition, the Agreement grants Green Forest the following three options:

1.	Option to purchase up to an additional 3,416,818 ordinary shares of InterCure for $ 300 thousand (representing an exercise price of $ 0.0878 per share), exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

2.	Option to acquire the Company shares held by InterCure at a price of NIS 0.35 per share, exercisable within 6 months of the Transaction Completion Date.

3.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

Under the Agreement, Green Forest provided InterCure with a qualifying, non-secured, non-guaranteed, non-interest bearing and non-indexed loan of $ 40 thousand for a period of 60 days. At the time of the completion of the transaction, the loan will be repaid by the sale of shares of the Company held by InterCure to Green Forest for the value of the loan ($ 40 thousand) at a price of NIS 0.30 per share.

InterCure is granted the right to a Put option to sell all or part of the Company’s shares held by InterCure at the Put option exercise date, for an exercise price of NIS 0.30 per share, exercisable within 6 months of the Transaction Completion Date.

In addition, at the time of and as a condition for the completion of the transaction, the outstanding loan of $ 50 thousand owed by InterCure to the Company will be converted to 569,470 ordinary shares of InterCure.

On December 23, 2014, the extraordinary general meeting of InterCure approved the Agreement. Upon receiving the required approval to the Agreement from TASE, the Agreement turned effective as of February 12, 2015. After the issuance of the 2,622,647 First Round Allotted Shares, as well as the conversion of the loan granted to InterCure into 569,470 ordinary shares of InterCure, the Company’s holdings in InterCure were diluted to 36.53% of the issued and outstanding share capital of InterCure.

InterCure’s net assets were reclassified in the Group’s financial statements for the year ended December 31, 2014, and grouped into two separate items: Assets of Disposal Group Classified as Held for Sale and Liabilities of Disposal Group Classified as Held for Sale. For additional details, see Note 28 below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 6:- CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013
	U.S. dollars in thousands

Cash in banks and on hand	1,348	1,010
Bank deposits for periods of three months or less	811	1,877

	2,159	2,887

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2014	2013
	U.S. dollars in thousands

U.S. dollars	1,266	2,199
NIS (not linked to the Israeli CPI)	892	680
Other currencies	1	8

	2,159	2,887

NOTE 7:- SHORT-TERM DEPOSITS

a.	The currencies in which the short-term deposits are denominated:

	December 31,
	2014	2013
	U.S. dollars in thousands

U.S. dollars	-	500
NIS (not linked to the Israeli CPI)	-	778

	-	1,278

b.	The Company has a restricted deposit in connection with its office lease agreement. As of December 31, 2014 and 2013, the restricted deposit balance was $ 21 thousand and $ 23 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 8:- TRADE RECEIVABLES

	December 31,
	2014	2013
	U.S. dollars in thousands

Open debts	-	90
Credit cards	-	42
Less - allowance for doubtful accounts	-	(6)

	-	126

*)	In 2014 - amounts are included in Non-Current Assets of Disposal Group Classified as Held for Sale.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 9:- OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,
	2014	2013
	U.S. dollars in thousands

Government authorities	58	67
Prepaid expenses	366	106
Receivables due to sale of investment in Proteologics	-	297
Other receivables	13	3

	437	473

b.	The currencies in which other accounts receivable which are monetary items are denominated or to which they are linked are as follows:

	December 31,
	2014	2013
	U.S. dollars in thousands

U.S. dollars	-	-
NIS	71	367

	71	367

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 10:- INVENTORIES

	December 31,
	2014	2013
	U.S. dollars in thousands

Raw and auxiliary materials	-	52
Finished goods	-	250

	-	302

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 11:- ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES

Name and country of incorporation of subsidiary		Date	Equity interests and voting rights	Scope of investments in investee (in $ 000)		Stock Exchange data	Dividends received or receivable

1	Xtepo Ltd., incorporated in Israel	31.12.2014	100%	3,685		-	-
		31.12.2013	100%	3,862		-	-
2	XTL Biopharmaceuticals Inc., incorporated in Delaware *)	31.12.2014	-	-		-	-
		31.12.2013	100%	(144)		-	-
3	InterCure Ltd., incorporated in Israel	31.12.2014	54.72%	1,736	)**	TASE, value of shares as of 31.12.14 - $ 308 thousand	-
		31.12.2013	54.72%	2,144	)***	TASE, value of shares as of 31.12.13 - $ 754 thousand	-

*)	Dissolved during 2014.
**)	Includes Treasury Shares in the amount of $ 1,501 thousand.
***)	Includes Treasury Shares in the amount of $ 2,091 thousand.

Set out below is the summarized financial information for InterCure as of December 31, 2014 and 2013 and for the respective years then ended:

a.	InterCure Ltd. – Summarized consolidated balance sheet *)

	December 31,
	2014	2013
	U.S. dollars in thousands

Current assets**	678	1,623
Current liabilities	476	634

Total current net assets	202	989

Non-current assets***	255	440
Non-current liabilities****	73	11

Total non-current net assets	182	429

Net assets	384	1,418

**	Including treasury shares of the Company, presented at fair value.
***	Including intangible assets, net, recognized in the Company’s purchase of InterCure.
****	Including loan received from the Company in the amount of $ 50 thousand.
F-37

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 11:- ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES (Cont.)

b.	InterCure Ltd. - Summarized consolidated income statement *)

	Year ended December 31,
	2014	2013
	U.S. dollars in thousands

Revenue	1,451	2,369
Profit (loss) before income tax**	(1,016)	(3,887)
Income tax income (expense)	-	-

Post-tax profit (loss) from continuing operations	(1,016)	(3,887)

Other comprehensive gain (loss)	28	73

Total comprehensive loss	(988)	(3,814)

Total comprehensive loss allocated to non-controlling interests	(447)	(1,787)

**	Including amortization and impairment of intangible assets, net, recognized in the Company’s purchase of InterCure.

c.	InterCure Ltd. - Summarized consolidated cash flows *)

December 31, 2014
U.S. dollars in thousands

Net cash used in operating activities	(487)

Net cash generated from investing activities	230

Net cash generated from (used in) financing activities	90

Net decrease in cash and cash equivalents	(167)

Cash and cash equivalents at beginning of year	220

Cash and cash equivalents at end of year	53

*)	The information above is the amount before inter-company eliminations.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 12:- INVESTMENT IN ASSOCIATE

a.	In November 2012, in an off-market transaction, the Company acquired from Teva Pharmaceutical Industries Ltd. (“Teva”) 4,620,356 ordinary shares of Proteologics Ltd. (“Proteologics”), representing Teva’s entire stake in Proteologics - approximately 31.35% of Proteologics’ issued and outstanding share capital – in consideration of approximately $ 1.7 million.

Proteologics is a public company traded on the TASE which at the time of the acquisition of its shares by the Company, was engaged in the discovery and development of drugs operating on various components of the Ubiquitin system.

In August 2013, Proteologics’ board of directors resolved to terminate Proteologics’ operations effective immediately.

In September 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics’ issued and outstanding share capital as of the date of the agreement, after having purchased an additional 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in September 2013, in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. Consideration for the sale to Zmiha totaled approximately $ 3.4 million. The Company received an amount of approximately $ 2.7 million in 2013, with the remaining balance of received in 2014.

b.	The amounts recognized in the income statement are as follows:

	December 31,
	2014	2013
	U.S. dollars in thousands

Equity gains (losses)	-	(845)
Gain due to exercise of options in associate	-	10
Capital gain from sale of investment	-	1,051

	-	216

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 13:- PROPERTY, PLANT AND EQUIPMENT

a.	Composition and movement:

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2014 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2014	24	86	51	161

Additions during the year	2	4	-	6
Disposals during the year	(1)	(2)	(51)	(54)

Balance at December 31, 2014	25	88	-	113

Accumulated depreciation:

Balance at January 1, 2014	5	75	20	100

Additions during the year	3	6	1	10
Disposals during the year	-	-	(21)	(21)

Balance at December 31, 2014	8	81	-	89

Depreciated cost at December 31, 2014	17	7	-	24

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 13:- PROPERTY, PLANT AND EQUIPMENT (Cont.)

The composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2013 are:

	Office furniture and equipment	Computers	Production molds	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2013	38	83	51	172

Additions during the year	-	11	-	11
Disposals during the year	(14)	(8)	-	(22)

Balance at December 31, 2013	24	86	51	161

Accumulated depreciation:

Balance at January 1, 2013	15	75	10	100

Additions during the year	2	8	10	20
Disposals during the year	(12)	(8)	-	(20)

Balance at December 31, 2013	5	75	20	100

Depreciated cost at December 31, 2013	19	11	31	61

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS

a.	Composition and movement:

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2014 are:

	Licenses and patent rights	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2014	2,457	1,909	488	153	5,007

Additions during the year	41	-	-	-	41
Disposal	-	-	-	(153)	(153)
Reclassification to non-current assets held for sale	-	(1,909)	(488)	-	(2,397)

Balance at December 31, 2014	2,498	-	-	-	2,498

Accumulated amortization:

Balance at January 1, 2014	-	1,676	427	39	2,142

Additions during the year	-	31	7	5	43
Disposal	-	-	-	(44)	(44)
Reclassification to non-current assets held for sale	-	(1,707)	(434)	-	(2,141)

Balance at December 31, 2014	-			-	-

Amortized cost at December 31, 2014	2,498	-	-	-	2,498

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS (Cont.)

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in 2013 are:

	Licenses and patent rights	Technology	Brand name	Software	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2013	2,457	1,909	488	153	5,007

Balance at December 31, 2013	2,457	1,909	488	153	5,007

Accumulated amortization:

Balance at January 1, 2013	-	92	21	8	121

Additions during the year	-	212	49	31	292
Impairment	-	1,372	357	-	1,729

Balance at December 31, 2013	-	1,676	427	39	2,142

Amortized cost at December 31, 2013	2,457	233	61	114	2,865

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS (Cont.)

b.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. (the “Transaction”) in which the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $ 1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company’s issued and outstanding share capital after completion of the Transaction.

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

On May 29, 2011, the Company received the approval of the FDA, a subdivision of the U.S. Health and Human Services, for orphan drug status for the rHuEPO drug which is patented by the Company until 2019. An “orphan drug” is defined as a drug for treating diseases that affect a relatively small number of people. In the U.S., an “orphan drug” is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, once the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

According to the guidance of IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

In December 2014, the Company tested the asset for impairment with the assistance of a consultant in accordance with the guidance of IAS 36. According to the valuation performed, there is no need to reduce the value of the asset in relation to its carrying amount. Since there are no similar transactions according to which the fair value of the patent can be determined, the value of the patent was determined by the value in use on the basis of the discounted future cash flow method for the years 2015 to 2028. The discount period was determined on the basis of the estimated schedules to perform the clinical trials in order to approve the drug for marketing and under the limitation of the patent years and the orphan drug designation as above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS (Cont.)

The key assumptions used by the external expert in measuring value-in-use as of December 31, 2014 are: life of phase 2 and 3 clinical trials of 2 and 3.5 years, respectively, expected penetration levels from 10% in 2022 to 55% in 2026-2028 out of an estimate of 63,868 new cases of Multiple Myeloma diagnosed each year, royalties at the rate of 12.5% and (pre-tax) discount rate of 27%.

c.	On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. (“Yeda”) entered into a license agreement of an exclusive right to examine a medical technology in the field of the immune system, comprising two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute Hepatitis, rheumatoid arthritis, Crohn’s disease, psoriasis etc. Under the agreement, the Company purchased this exclusive right to examine the medical technology for a 15-month period in consideration of $ 120 thousand (the “Option Fee”) payable by the Company in the following manner and at the earlier of: (i) in the event of a capital raising by a public prospectus of more than $ 2 million, the Company is obligated to settle the payment to Yeda in cash; or (ii) if 12 months after the date of closing of the agreement an amount of more than $ 2 million is not raised, the liability to Yeda can be satisfied, at the Company’s election and after obtaining Yeda’s approval to the timing, in cash or by issuance of Company stock options with an equivalent value. The Company’s option to purchase said technology expired on November 30, 2011 and the Company elected not to exercise the option.

On July 11, 2013, the Company and Yeda entered into an amendment to the license agreement, according to which the Company shall pay Yeda an amount of $ 120 thousand in the following manner: (a) $ 30 thousand in cash, payable as of the date of the amendment, and (b) an additional amount of $ 90 thousand shall be paid by the Company to Yeda upon the earlier of: (a) a capital raise in the amount of $ 2 million and (b) upon the consummation of a transaction relating to the Company’s Erythropoetin technology with any third party, which includes the receipt by the Company of a consideration of at least $ 2 million.

d.	On November 30, 2011, the Company completed the MinoGuard transaction according to which the Company acquired the activity of MinoGuard Ltd. (“MinoGuard”), founded by Mor Research Applications Ltd. (“Mor”), by obtaining an exclusive license to MinoGuard’s entire technology, including the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) in return for royalties on sales and milestone payments to be provided throughout the clinical development process. The drug is based on a combination of existing antipsychotic drugs and a known medicinal compound (Minocycline). For more details regarding the engagement with MinoGuard, see Note 18a(3) below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS (Cont.)

e.	As for intangible assets recognized for the first time after the completion of the InterCure transaction, as presented in Note 5 above, and due to a significant decline in InterCure’s share price as quoted on the TASE as of December 31, 2013, the Company hired the services of an external independent expert in order to establish whether or not an impairment exist in connection with the technology and brand name assets recognized in the purchase price allocation study of InterCure.

The recoverable amount was assessed by management with the assistance of a consultant. In light of recent developments in InterCure, namely conclusions reached by its management and board of directors regarding its ability to continue operating as a going concern, several scenarios were taken into account by the expert. Each scenario was assigned a different weight in order to accommodate all scenarios into a weighted-average discounted cash flow. Such scenarios were as follows:

(i)	The liquidation scenario, under which the realizable value of InterCure’s net operational assets was estimated, was assigned a weighting of 60%.

(ii)	The going concern scenario, establishing the value-in-use of InterCure’s operations using the discounted cash flow method, was assigned a weighting of 40%. The value-in-use calculations use pre-tax cash flow projections covering an eight-year period and using extrapolation with specific adjustments expected until 2021, and a pre-tax discount rate of 33.3%. The value-in-use calculations included all factors in nominal terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods.

For the purpose of the impairment test, InterCure was considered the lowest level for which there are separately identifiable cash flows – a Cash Generating Unit (“CGU”). Upon examination, the expert concluded that an impairment exists, and that InterCure’s recoverable amount stands at $ 300 thousand. The impairment loss in the amount of $ 1.8 million was recognized in loss from operations, and allocated between said intangible assets of the CGU pro rata, based on their respective carrying amounts (net of amortization), in the following amounts:

(a)	Technology – $ 1.4 million;
(b)	Brand Name – $ 357 thousand.

As of December 31, 2014, the Technology and Brand Name carried net amortized book values of $ 202 thousand and $ 53 thousand, respectively. The Company’s management estimates that transactions in InterCure during and after the reporting period provide sufficient evidence that no further impairment is required with regard to these intangible assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 14:- INTANGIBLE ASSETS (Cont.)

f.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments (see below), certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

On May 14, 2014, the Company issued 222,605 ordinary shares of the Company of NIS 0.1 par value each to Yeda, as the first of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $ 38 thousand. For additional information, see Note 30 below.

NOTE 15:- TRADE PAYABLES

a.	Composition:

	December 31,
	2014	2013
	U.S. dollars in thousands

Open accounts *)	139	455
Checks payable *)	78	160

	217	615

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2014	2013
	U.S. dollars in thousands

U.S. dollars *)	110	405
NIS (not linked to the Israeli CPI) *)	107	208
Others	-	2

	217	615

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 16:- OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2014	2013
	U.S. dollars in thousands

Employees, consultants and payroll accruals	29	199
Provision for returns	-	45
Deferred revenue	-	35
Authorities	-	86
Accrued expenses	269	239
Other	-	-

	298	604

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2014	2013
	U.S. dollars in thousands

U.S. dollars	269	405
NIS (not linked to the Israeli CPI)	22	105
Other	7	94

	298	604

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 17:- EMPLOYEE BENEFIT LIABILITIES

a.	According to the effective labor laws and employment agreements in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.	The Company’s obligation for pension payment in Israel and the Company’s obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions into defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. In 2014, section 14 to the Severance Pay Law applied to most of the Company’s employees.

The amount recognized as an expense for defined contribution plans in 2014, 2013 and 2012 was $ 25 thousand, $ 26 thousand and $ 23 thousand, respectively.

c.	InterCure has an obligation to pay severance to an employee, which represents a defined benefit plan. InterCure has severance pay funds and executive insurance policies in which it deposits funds in respect of this obligation. The amount of accrued severance pay, net included in the statements of financial position as of December 31, 2014 and 2013 reflects the difference between the accrued severance pay and the severance pay funds.

Since as of December 31, 2014, section 14 to the Severance Pay Law applies to all of the Company’s employees, as above, pursuant to which they are covered by fixed contributions to defined contribution plans, no contributions to defined benefit plans are expected for the year ending December 31, 2015.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 18:- COMMITMENTS

a.	Royalty and contingent milestone payments:

1.	On March 14, 2012, the Company signed a strategic collaboration master agreement with Clalit Health Services - Clalit Research Institute Ltd. (the “Institute”) and Mor Research Applications Ltd. (“Mor”) according to which the Institute provides the Company the right to receive data which are based on the Institute’s database in connection with technologies that stem from inventions and patents of Clalit Health Services’ physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company will pay the Institute the cost basis related to the Institute’s activity in the framework of any project plus an additional 10% of the total royalties to which Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by a 180-day advance written notice by any of the parties on condition that all joint active projects have reached their end. As of the date of the approval of the financial statements, the Company has no active projects with the Institute.

2.	On November 30, 2011, the Company completed the MinoGuard transaction according to which an exclusive license to the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) was transferred to the Company. According to the terms of the agreement with MinoGuard, the Company will act to conduct clinical trials, develop, register, market, distribute and sell the drug candidates that will emerge from the technology, with no limitations to a specific disorder.

In return for the receipt of the license, as above, the Company will pay MinoGuard cumulative milestone payments throughout the research and development and the approval of the drug in an aggregate of $ 2.5 million. In addition, the Company will make royalty payments to MinoGuard of 3.5% on sales of products derived from the license and/or a percentage of the Company’s net income of any third-party sublicense in the range of 7.5% to 20% depending on the clinical phase of the drug at the time of the above sublicense transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 18:- COMMITMENTS (Cont.)

In addition to the above payments, if the Company does not commence a phase 2 clinical trial by June 30, 2013 (the agreement states that receipt of an approval to commence such trial or continuance of the clinical trials that were conducted/will be conducted by MinoGuard and/or its researchers, shall be deemed commencement of phase 2 clinical trial for this matter), the Company will then pay MinoGuard an annual license fee of $ 45 thousand for the first payment and its cost will increase by $ 90 thousand per year (should the trial not commence) up to $ 675 thousand for the eighth year of license. The Company can pay any of the above amounts in cash or by issuance of securities to MinoGuard, at its sole discretion. In accordance with the agreement, and since as of June 30, 2013, the Company had not commenced a phase 2 clinical trial, it has paid MinoGuard an annual license fee, by way of issuance of 175,633 ordinary shares of the Company, representing a value of $ 45 thousand, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $ 135 thousand, for the 12 month period between July 1, 2014 and June 30, 2015.

The licensed technology transferred to the Company is protected by a registered patent through 2027. If the Company does not commence a phase 2 clinical trial (as described above) within 9.5 years from the date of the license agreement, the license will expire.

3.	As stated in Note 14c above, on August 3, 2010, the Company closed the Bio-Gal Transaction. According to this agreement, the Company is obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $ 2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 18:- COMMITMENTS (Cont.)

c.	Operating lease commitments:

1.	The Company entered into an operating lease agreement on the offices it uses. The agreement is in effect until August 2015. The lease fees are stated in NIS and are linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee, which is secured by a restricted NIS deposit of approximately $ 21 thousand.

The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2014 are as follows:

U.S. dollars in thousands

2015	53

The Company entered into agreements with subtenants to lease part of the office space in exchange for approximately $ 1,000 per month. The agreement is in effect until August 2015.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 19:- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Composition:

	Number of shares						Amount
	Authorized		Issued and outstanding				Authorized		Issued and outstanding
	December 31,		December 31,				December 31,		December 31,
	2014	2013	2014		2013		2014	2013	2014		2013
	In thousands						NIS in thousands

ordinary shares of NIS 0.1 *	700,000	700,000	237,167	**	232,895	**	70,000	70,000	23,717	**	23,289	**

*	Traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.382 as of December 31, 2014.
**	Including 4,354,881 and 6,067,943 treasury shares held by InterCure as of December 31, 2014 and 2013, respectively, as 1,713,062 treasury shares were sold by InterCure in 2014.

b.	Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 19:- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

c.	On January 14, 2014, the general meeting of shareholders and the general meeting of warrant (series 2) holders of the Company resolved to approve the extension of the term of warrants (series 2) of the Company from December 31, 2013 to October 28, 2014, subject to the approval of the Tel-Aviv-Jaffa district court (the “Court”), and pursuant to Section 350 to the Israeli Companies Law, 1999.

On October 28, 2014, the outstanding 12,217,106 warrants (series 2) expired.

d.	On March 18, 2012, the Company’s Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million) net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

The warrants (series A) were exercisable into ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to September 17, 2012 for an exercise price of NIS 1.046 per share, linked to the U.S. dollar. See more details in Note 19i below.

The warrants (series B) are exercisable into ordinary shares of NIS 0.1 par value each from the date of allocation (March 18, 2012) to March 17, 2015, for an exercise price of NIS 1.124 per share, linked to the U.S. dollar. On March 17, 2015, 1,926,727 warrants (series B) expired.

e.	On June 1, 2012, the Company applied for the relisting of its ADSs on the Nasdaq Capital Market (after the ADSs had been delisted from trade on the Nasdaq Capital Market in July 2009), subject to compliance with all the criteria reviewed by the Nasdaq Capital Market admissions committee, including minimum ADS price (according to the various listing criteria). On September 24, 2012, the Company’s Board approved a change in the number of shares underlying the ADSs such that 20 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq Capital Market’s ADS listing conditions. The record date of change in the ADS ratio is October 4, 2012. On July 10, 2013, the Company’s management received a notice from Nasdaq Capital Market representatives stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq Capital Market.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 20:- SHARE-BASED PAYMENT

a.	Share-based payment in the Company:

On August 29, 2011, the Company’s Board approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) in lieu of the option plan established in 2001 (the “2001 Plan”) which ended after 10 years, and the holding of up to 10 million shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants.

In May 2011, after 10 years, the 2001 Plan ended and, accordingly, since that date no new options can be granted under this plan. In August 2011, the 2011 Plan was approved (see details above). As of December 31, 2014, the remaining number of options available for grant under the 2011 Plan is 4,256,138 options.

The 2011 Plan shall be subject to the directives determined for this purpose in section 102 to the Income Tax Ordinance. Under the capital track which was adopted by the Company and the directives, the Company is not entitled to receive a tax deduction that relates to remuneration paid to employees, including amounts recorded as salary benefit in the Company’s accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board on the date of the actual allocation.

1.	On September 11, 2013, the Company’s Board received notice from the former CEO of the Company that he wished to terminate his position as CEO, effective as of February 15, 2014.

On May 15, 2014, the Board of the Company resolved to allow the former CEO a pro-rata vesting of 106,945 in addition to the 750,000 already-vested stock options granted to him on May 29, 2012. Accordingly, 643,055 stock options formerly granted to him, and that had not yet vested as of the termination of his employment, were forfeited. The Board further resolved to extend the term of the remaining vested 856,945 stock options by 9 months, so that they were exercisable until February 15, 2015, on which date all remaining options expired.

2.	On May 15, 2014, the Board of the Company resolved to allow the former CFO a pro-rata vesting of 131,417 in addition to the 997,500 already-vested stock options granted to him on April 12, 2012. Accordingly, 581,083 stock options formerly granted to him, and that had not yet vested as of the termination of his employment, were forfeited. The Board further resolved to extend the term of the remaining vested 1,128,917 stock options by 9 months, so that they were exercisable until April 5, 2015, on which date all remaining options expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 20:- SHARE-BASED PAYMENT (Cont.)

3.	On December 30, 2013, the Company’s Board approved the allocation of 880,000 stock options to the new CFO and an employee of the Company, exercisable into 880,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.5328 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 120,000. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 117.86%, risk-free interest rates of 3.98% and expected life until exercise of 5-6.5 years.

4.	On January 30, 2014, the Company’s Board approved the allocation of 1,500,000 stock options to the new CEO of the Company, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, as follows: 600,000 stock options are exercisable into 600,000 ordinary shares of the Company for an exercise price of NIS 0.6 per stock option, and an additional 900,000 stock options are exercisable into 900,000 ordinary shares of the Company for an exercise price of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 244 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6.5 years.

On March 17, 2014, the Company’s extraordinary general meeting of shareholders of the Company decided to approve the terms of an employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company’s CEO in a fulltime position, in accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014 and in accordance with the Israeli Companies Law – 1999.

5.	On February 26, 2014, the board of directors of the Company approved the allocation of 30,000 stock options to a consultant, exercisable into 30,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.644 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 3 thousand. The exercise period of the stock options is a maximum of approximately four years from the grant date. The stock options vest in twelve equal portions each month over a period of one year from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 148.25%, risk-free interest rates of 1.56% and expected life until exercise of 2.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 20:- SHARE-BASED PAYMENT (Cont.)

6.	On December 30, 2014, the general meeting of shareholders of the Company approved appointment of four new directors. The general meeting also approved the allocation of 150,000 stock options to each of the four new directors, exercisable into 600,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4325 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 47 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest at the lapse of one year from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 75.56%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

7.	On December 30, 2014, the general meeting of shareholders of the Company approved the allocation of 150,000 stock options to a consultant, exercisable into 150,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4915 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 12 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest at the lapse of one year from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 75.56%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

Ordinary shares allocated upon the exercise of options in all grants will have identical rights to ordinary shares of the Company immediately after their allocation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 20:- SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) are as follows:

		Year ended December 31,
		2014		2013		2012
	Note	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year		8,038,000	0.15	12,506,000	0.18	4,269,000	0.08
Granted	20(a)(14-18)	3,030,000	0.16	130,000	0.22	8,276,000	0.24
Exercised	20(a)(1-3)	(3,160,000)	0.02	(130,000)	0.08	-	-
Expired		-	-	(1,469,332)	0.26	(39,000)	2.69
Forfeited	20(a)(12-13)	(1,224,138)	0.23	(2,998,668)	0.26	-	-

Outstanding at end of year		6,683,862	0.19	8,038,000	0.15	12,506,000	0.18

Exercisable at end of year		4,275,525	0.20	6,084,845	0.11	5,635,001	0.13

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2014			2013
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

6,623,862	0 - 0.500	5.8	7,978,000	0 - 0.500	4.2
60,000	1.500 - 2.499	3.0	60,000	1.500 - 2.499	4.0

6,683,862			8,038,000

Net expenses recognized in the Company’s statements of comprehensive loss for the years ended December 31, 2014, 2013 and 2012 for grant of options to employees were $ 278 thousand, $ (6) thousand and $ 1,104 thousand, respectively.

These plans are administered in accordance with the principles set forth in this issue in section 102 to the Income Tax Ordinance.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 20:- SHARE-BASED PAYMENT (Cont.)

According to the track which was adopted by the Company (capital track) and these principles, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company’s accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

NOTE 21:- RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	25	26	25
Expenses relating to options to employees and service providers	-	-	3
Professional consulting	165	43	28
Medical centers	-	-	23
Lab materials	88	-	-
Other	-	13	13

	278	82	92

NOTE 22:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	432	524	505
Expenses relating to options to employees and service providers	278	(6)	1,104
Patents and fees	200	131	50
Directors’ fees	77	79	75
Foreign services, public relations and travel	172	9	-
Rent and office maintenance	105	79	104
Vehicle maintenance	17	38	43
Insurance	72	52	45
Professional services	282	362	432
Depreciation and amortization	8	9	6
Other	101	52	84

	1,744	1,329	2,448

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 23:- OTHER GAINS, NET

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Gain from bargain purchase	-	-	795
Gain from sale of investment in associate (a)	-	1,051	-
Loss from disposal of property, plant and equipment	-	(2)	(2)
Gain (loss) from decrease in holding rate in associate	-	10	(5)
Other	-	-	14

	-	1,059	802

(a)	Gain from sale of investment in associate:

	2014	2013
	U.S. dollars in thousands

Consideration	-	3,369
Balance as of September 17, 2013	-	(2,522)
Transaction-related expenses	-	(17)
Reclassification to Other gains, net due to sale of investment	-	221

	-	1,051

NOTE 24:- FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Finance expenses:

Exchange rate differences	132	49	-
Bank account management fees and commissions	6	6	5

Total finance expenses	138	55	5

Finance income:

Interest income on bank deposits	10	10	42
Exchange rate differences	31	104	13

Total finance income	41	114	55

Finance income (expenses), net	(97)	59	50

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 25:- TAXES ON INCOME

a.	Taxation in Israel: The corporate tax rate in Israel was 25%, 25% and 26.5% for the years ended December 31, 2014, 2013 and 2012, respectively.

b.	Foreign subsidiaries:

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

c.	The Company’s carryforward tax losses as of December 31, 2014 and 2013, totaled approximately $ 27 million and $ 25, respectively.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statements of comprehensive income in the reporting year:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 25:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(2,865)	(3,713)	(1,742)

Theoretical tax saving on this loss	(759)	(928)	(436)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	(24)	(154)	(40)
Expenses not deductible for tax purposes	74	628	277
Tax exempt income	-	-	(341)
Utilization of taxable losses for which no deferred taxes were recognized	-	(55)	(5)
Effect of lower tax rates on capital gains	(16)	-	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	725	509	545

Tax benefit	-	-	-

Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company does not expect that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2014, the Company did not record deferred taxes on these losses.

e.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2008 tax year. The subsidiary, Xtepo, has not received tax assessments since its incorporation in November 2009. The dissolved U.S. subsidiaries, XTL Inc. and XTL Development, filed self-assessments that are deemed final through the 2008 tax year. However, the IRS may examine the tax reports for the years in which the U.S. subsidiaries claimed tax refunds for operating losses offset against taxes paid in the past for tax years 2003 to 2005. This examination is limited to the amount of tax refunds that the Company received ($ 72 thousand in 2003-2004 and $ 77 thousand in 2005).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 26:- LOSS PER SHARE

Basic loss per share is calculated by dividing loss attributable to equity holders of the parent by the weighted average number of issued ordinary shares, excluding ordinary shares held by a subsidiary, which are accounted for as treasury shares. As for the years ended December 31, 2014, 2013 and 2012, there were no dilutive effect potential shares.

	Year ended December 31,
	2014	2013	2012

Loss from continuing operations attributable to equity holders of the parent (U.S. dollars in thousands)	(2,119)	(1,138)	(1,119)
Loss from discontinued operations attributable to equity holders of the parent (U.S. dollars in thousands)	(408)	(1,338)	(271)

Total	(2,527)	(2,476)	(1,390)

Weighted average number of issued ordinary shares	231,224,512	223,605,181	217,689,926

Basic and diluted loss per share from continuing operations (in U.S. dollars)	(0.009)	(0.005)	(0.005)
Basic and diluted loss per share from discontinued operations (in U.S. dollars)	(0.002)	(0.006)	(0.001)
Total basic and diluted loss per share	(0.011)	(0.011)	(0.006)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 27:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits *)	585	698	643
Share-based payments, net **)	247	(10)	1,148

	832	688	1,791

*)	In 2013, includes grants to senior officers based on agreements signed with them in a total amount of approximately $ 35 thousand.

**)	In 2013 – includes share-based payments expenses less a reversal of expenses due to forfeiture of stock options in the amount of $ 647 thousand.

As of December 31, 2014 and 2013, the Company’s balances with related parties total approximately $ 92 thousand ($ 75 thousand of which are linked to the NIS) and $ 134 thousand (of which $ 105 thousand linked to the NIS), respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 28: NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The assets and liabilities related to InterCure are presented as held for sale following the approval of the Agreement with Green Forest, as detailed in Note 5 above, at the extraordinary shareholders meeting of InterCure held on December 23, 2014.

Pursuant to the Agreement, following the issuance of the Second Round Allotted Shares as defined in Note 5 above, the Company expects to hold approximately 27.21% of InterCure’s issued and outstanding ordinary shares.

For additional information regarding the Company’s investment in InterCure see Notes 5 and 30.

a.	Assets of disposal group classified as held for sale:

	December 31,
	2014	2013
	U.S. dollars in thousands

Cash and cash equivalents	52	220
Trade receivables	69	126
Other accounts receivable	11	76
Inventories	118	302
Property, plant and equipment, net	-	33
Intangible assets, net	255	408

	505	1,165

b.	Liabilities of disposal group classified as held for sale:

	December 31,
	2014	2013
	U.S. dollars in thousands

Trade payables	188	365
Other accounts payable	239	269
Employee benefit liabilities	23	11

	450	645

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 28: NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Cont.)

c.	Analysis of the results of discontinued operations is as follows:

	Year ended December 31,		July 25 – December 31,
	2014	2013	2012
	U.S. dollars in thousands

Revenues	1,451	2,369	938
Expenses	(2,197)	(4,944)	(1,561)

Total loss	(746)	(2,575)	(623)

d.	Analysis of cash flow of discontinued operations for the years ended December 31, 2014 and 2013, as well as for the period between July 25, 2012 and December 31, 2012, is as follows:

	Year ended December 31,		July 25 – December 31,
	2014	2013	2012
	U.S. dollars in thousands

Operating cash flows	(487)	(955)	(166)
Investing cash flows	230	208	(79)
Financing cash flows	40	-	-

Total cash flows	(217)	(747)	(245)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 29: SEGMENT INFORMATION

The Group’s management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker (“CODM”) and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world. The medical devices segment constitutes the discontinued operations presented in these financial statements.

a.	Segment reporting data for the three years ended December 31, 2014. 2013 and 2012:

	Year ended December 31, 2014
	Medical devices			Drug
	U.S.	UK	Israel	Development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,257	185	9	-	(1,451)	-
Inter-segment revenues	-	-	470	-	(470)	-

Total revenues	1,257	185	479	-	(1,921)	-

Segment results before current amortization of intangible assets identified in the acquisition	(66)	5	-	(643)	-	(704)
Current amortization of intangible assets identified in the acquisition	(33)	(5)	-	-	-	(38)
Segment results	(99)	-	-	(643)	-	(742)

Unallocated expenses from continuing operations						(1,379)
Finance income (expense), net						(97)
Unallocated expenses from discontinued operations						(647)

Loss before taxes on income						(2,865)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 29: SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	Development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	2,076	278	15	-	(2,369)	-
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	2,076	278	1,056	-	(3,410)	-

Segment results before current amortization of intangible assets identified in the acquisition	128	24	1	(385)	-	(232)
Current amortization of intangible assets identified in the acquisition	(231)	(29)	(1)	-	-	(261)
Impairment of intangible assets	(1,532)	(189)	(8)	-	-	(1,729)
Segment results	(1,635)	(194)	(8)	(385)	-	(2,222)

Unallocated expenses from continuing operations						(1,022)
Other gains, net						1,059
Finance income (expense), net						26
Earnings from investment in associate						(845)
Unallocated expenses from discontinued operations						(709)

Loss before taxes on income						(3,713)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 29: SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2012
	Medical devices			Drug
	U.S.	UK	Israel	Development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	766	167	5	-	(938)	-
Inter-segment revenues	-	-	583	-	(583)	-

Total revenues	766	167	588	-	(1,521)	-

Segment results before current amortization of intangible assets identified in the acquisition	(21)	(31)	2	(388)	-	(438)
Current amortization of intangible assets identified in the acquisition	(91)	(22)	(1)	-	-	(114)
Segment results	(112)	(53)	1	(388)	-	(552)

Unallocated expenses from continuing operations						(2,159)
Other gains, net						802
Finance income (expense), net						45
Earnings from investment in associate						569
Unallocated expenses from discontinued operations						(447)

Loss before taxes on income						(1,742)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 29: SEGMENT INFORMATION (Cont.)

b.	Additional information:

	December 31, 2014
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	260	59	5	2,498	-	2,822

Unallocated assets						2,641

Unallocated assets from discontinued operations						181

Total consolidated assets						5,644

Segment liabilities	132	2	-	121	-	255

Unallocated liabilities						394

Unallocated liabilities from discontinued operations						316

Total consolidated liabilities						965

	December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	279	130	2	2,457	-	2,868

Unallocated assets						5,147

Total consolidated assets						8,015

Segment liabilities	2	369	-	11		382

Unallocated liabilities						848

Total consolidated liabilities						1,230

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 29: SEGMENT INFORMATION (Cont.)

	December 31, 2012
	Medical devices			Drug
	U.S.	UK	Israel	Development	Adjustments	Total
	U.S. dollars in thousands

Segment assets	37	51	-	2,457	-	2,545

Unallocated assets						8,541

Total consolidated assets						11,086

Segment liabilities	454	-	-	22		476

Unallocated liabilities						1,186

Total consolidated liabilities						1,662

NOTE 30: EVENTS AFTER THE REPORTING DATE

a.	On January 21, 2015, the Company issued Yeda 802,912 ordinary shares of the Company of NIS 0.1 par value each, as the second of six installments for the patent expenses reimbursement mentioned in Note 14g above, representing a value of approximately $ 89 thousand.

b.	On February 1, 2015, in accordance with a request made by the Israeli Securities Authority to increase public holdings in InterCure prior to the execution of the Agreement, the Company sold 2,166,667 shares of InterCure to a non-related third party, for an amount of approximately $ 17 thousand. As a result, the Company’s holding in InterCure’s issued and outstanding share capital decreased to approximately 49.87%.

c.	On February 15, 2015, the outstanding loan of $ 50 thousand owed by InterCure to the Company was converted into 569,470 ordinary shares of InterCure, as part of the execution of the Agreement as presented in Note 5 above. After the conversion and the execution of the Agreement, the Company’s holding in InterCure’s issued and outstanding share capital decreased to 36.53%.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

NOTE 30: EVENTS AFTER THE REPORTING DATE (Cont.)

d.	On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 6.16%.

e.	On March 25, 2015, an extraordinary general meeting of shareholders of the Company approved the following proposed resolutions:

1.	Nomination of Mrs. Osnat Hillel Fain and Mr. Oded Nagar as external independent directors for a term of three years, until March 22, 2018. Mrs. Hillel Fain and Mr. Nagar will each be granted monetary remuneration as set forth in the notice of the extraordinary general meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each, with an exercise price of 0.40 NIS per-option.

2.	Revision of the compensation of Mr. Josh Levine, Company’s CEO, by means of an allocation of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each to Mr. Levine, with an exercise price of 0.40 NIS per-option.

f.	On March 31, 2015, the Company and Green Forest mutually agreed to terminate the voting agreement signed by the parties on February 12, 2015. Following said termination, the directors appointed by the Company resigned from the board of directors of InterCure.

g.	On April 2, 2015, InterCure issued the Second Round Allotted Shares, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82%.

h.	In April 2015, the Company raised an amount of $ 4.0 million by means of issuing a total of 1,777,778 ADSs to several investors.

- - - - - - - - - - - -

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit
Number	Description
3.1	Articles of Association†
4.1	Form of Share Certificate (including both Hebrew and English translations). *
4.2	Form of American Depositary Receipt (included in Exhibit 4.3). †
4.3	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder. †
10.1	2001 Share Option Plan dated February 28, 2001. †
10.2	License Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.3	Asset Purchase Agreement Between XTL Biopharmaceuticals Ltd. and VivoQuest, Inc., dated August 17, 2005†
10.4	License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated March 19, 2008. #
10.5	Amended and Restated License Agreement By and Between XTL Biopharmaceuticals Ltd. and Presidio Pharmaceuticals, Inc. dated August 4, 2008. &,>
10.6	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002. &, >
10.7	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008. &, >
10.8	Employment Agreement, dated as of January 18, 2010, between XTL Biopharmaceuticals Ltd. and David Grossman. @
10.9	Employment Agreement, dated as of July 29, 2009, between XTL Biopharmaceuticals Ltd. and Ronen Twito. @
10.10	Consulting Agreement, dated as of August 27, 2010, between XTL Biopharmaceuticals Ltd. and Moshe Mittelman. ~
10.11	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited. ~
10.12	License Agreement, dated as of November 30, 2011, between XTL Biopharmaceuticals Ltd. and MinoGuard Ltd. π >
10.13	A translation from Hebrew of strategic service agreement, dated as of September 24, 2012, between InterCure Ltd. and Giboov Ltd. %
10.14	Share Purchase Agreement, dated as of November 21, 2012, between XTL Biopharmaceuticals Ltd. and Teva Pharmaceutical Industries Ltd. %
10.15	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd. β
10.16	Consolidated Financial Statements of Proteologics Ltd. for the nine months ended September 30, 2013. β

95

21.1	List of Subsidiaries
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd, dated April 26, 2015.
23.2	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd, dated April 26, 2015.
23.3	Consent of BDO Ziv Haft Consulting and Management Ltd., for impairment studies dated March 31, 2014 and March 25, 2015
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013

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

% Incorporated by reference from Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 25, 2013.

β Incorporated by reference from Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

96

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: April 26, 2015	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

97