Form 20-F
period 2015-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2016-03-31
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ___________.

Commission file number: 000-36000

XTL BIOPHARMACEUTICALS LTD.

(Exact name of registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

5 HaCharoshet St.

Raanana 43656, Israel

(Address of principal executive offices)

Josh Levine

Chief Executive Officer

5 HaCharoshet St.

Raanana 4365603, Israel

Tel: +972-9-955-7080

Fax: +972-9-951-9708

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

4,440,150 American Depositary Shares            273,525,799 Ordinary Shares

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

Yes ☐    No ☐

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

XTL BIOPHARMACEUTICALS LTD.

ANNUAL REPORT ON FORM 20-F

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Item 5. Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

•	fluctuations in the market price of our securities;

•	the possibility that our securities could be delisted from Nasdaq or the Tel-Aviv Stock Exchange (“TASE”);

•	potential dilution to the holders of our securities as a result of future issuances of our securities;

•	fluctuations in our results of operations;

•	the accuracy of our financial forecasts in our drug development activity and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

•	the timing of expenses associated with product development and manufacturing of the proprietary drug candidates that we have acquired - hCDR1 for the treatment of Lupus, rHuEPO for the treatment of Multiple Myeloma and those that may be in-licensed, partnered or acquired;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	other risks and uncertainties described in this report.

Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information-Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

Forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is filed. Therefore, you should not place undue reliance on any forward-looking statement as a prediction of future results. Forward-looking statements made in this report and the documents incorporated by reference are made as of the date of the respective documents, and we undertake no obligation to update them in light of new information or future results. Except as required by law, we assume no responsibility for updating any forward-looking statements.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2015, 2014, 2013, 2012 and 2011. We have derived the selected financial data for the fiscal years ended December 31, 2015, 2014 and 2013, and as of December 31, 2015 and 2014, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive income:

	Year ended December 31,
	2015	2014	2013	2012	2011
	U.S Dollars in thousands

Research and development expenses	(578)	(278)	(82)	(92)	(158)
General and administrative expenses	(1,419)	(1,744)	(1,329)	(2,448)	(1,078)
Impairment of intangible assets	(1,604)	-	-	-	-
Other gains, net	(10)	-	1,059	802	12

Operating loss	(3,611)	(2,022)	(352)	(1,738)	(1,224)

Finance income	4	10	65	57	24
Finance expenses	(15)	(107)	(6)	(7)	(7)

Financial income (expenses), net	(11)	(97)	59	50	17

Earnings (losses) from investment in associate	-	-	(845)	569	-

Total loss from continuing operations	(3,622)	(2,119)	(1,138)	(1,119)	(1,207)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	-	108	114	-
Reclassification of foreign currency translation adjustments to Other gains, net	-	-	(221)	-	-
Total other comprehensive income	-	-	(113)	114	-

Total comprehensive loss from continuing operations	(3,622)	(2,119)	(1,251)	(1,005)	(1,207)

Total loss from discontinued operations	(689)	(746)	(2,575)	(623)	-

Total comprehensive loss for the year	(4,311)	(2,865)	(3,826)	(1,628)	(1,207)

Loss for the year attributable to:
Equity holders of the Company	(4,313)	(2,527)	(2,476)	(1,390)	(1,207)
Non-controlling interests	2	(338)	(1,237)	(352)	-

	(4,311)	(2,865)	(3,713)	(1,742)	(1,207)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(4,313)	(2,527)	(2,589)	(1,276)	(1,207)
Non-controlling interests	2	(338)	(1,237)	(352)	-

	(4,311)	(2,865)	(3,826)	(1,628)	(1,207)

Basic and diluted loss from continuing and discontinued operations (in US dollars)
From continuing operations	(0.014)	(0.009)	(0.005)	(0.005)	(0.006)
From discontinued operations	(0.003)	(0.002)	(0.006)	(0.001)	-
Basic and diluted loss per share (in US dollars)	(0.017)	(0.011)	(0.011)	(0.006)	(0.006)

Weighted average number of issued ordinary shares	263,730,467	231,224,512	223,605,181	217,689,926	201,825,645

Consolidated Statements of Financial Position Data:

	As of December 31,
	2015	2014	2013	2012	2011
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	3,817	2,159	4,165	3,312	1,495
Working capital	3,829	2,081	3,870	2,143	955
Total assets	5,323	5,644	8,015	11,086	4,073
Long term liabilities	-	-	11	13	-
Total shareholders’ equity	4,887	4,660	6,265	7,353	3,444
Non-controlling interests	-	19	520	2,071	-

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

Risks Related to Our Financial Position and Capital Requirements

We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future in our drug development activity and may never become profitable.

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

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage pre-clinical development and clinical trials for our current and new product candidates;

●	seek regulatory approvals for our product candidates;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	progress product candidates towards commercialization.

If our product candidates fail in clinical trials or do not gain regulatory clearance or approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2015, we had approximately $3,817 thousand in cash, cash equivalents and bank deposits, working capital of approximately $3,829 thousand and an accumulated deficit of approximately $152,487 thousand. As of December 31, 2015, we had sufficient cash and cash commitments to fund operations based on existing business plans, for at least the next twelve months. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our product candidates. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting with contract manufacturing organizations (“CMOs”) and research organizations (“CROs”), hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

•	the number and characteristics of products we develop;

•	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of commercialization activities if any are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing any product candidate we successfully commercialize;

•	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	hCDR1 patent expiration in 2024 and failure to obtain patent term extension, expand patent protection or obtain data exclusivity in the U.S. and Europe;

•	rHuEPO patent expiration in 2019 and failure to retain orphan drug designation in the U.S. or obtain orphan drug designation in Europe;

•	the costs of in-licensing further patents and technologies.

•	the cost of development of in-licensed technologies

•	the timing, receipt and amount of sales of, or royalties on, any future products;

•	the expenses needed to attract and retain skilled personnel; and

•	any product liability or other lawsuits related to existing and/or any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates or any future products.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Our Drug Development Business

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products that incorporate our technologies, we may not become profitable.

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

We have not received, and may never receive, regulatory approval for commercial sale for hCDR1 or rHuEPO. We currently do not have any drug candidates pending approval with the Food and Drug Administration (“FDA”) or with regulatory authorities of other countries. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we and/or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

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

Additionally, the regulators could determine that the studies indicate the drugs may have serious side effects. In the U.S., this is called a black box warning, which is a type of warning that appears on the package insert for prescription drugs indicating that they may cause serious adverse effects. A black box warning means that medical studies indicate that the drug carries a significant risk of serious or even life-threatening adverse effects.

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

Even if we receive regulatory approval for our products, they and their manufacture will be subject to continual review, and there can be no assurance that such approval will not be subsequently withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the products or their manufacture, may result in the imposition of regulatory restrictions, including withdrawal of the product from the market, or result in increased costs to us.

If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We will have to depend on independent clinical investigators, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We also may, from time to time, engage a clinical research organization for the execution of our clinical trials. We will rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA and/or other foreign regulatory agencies/authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

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

Our drug candidates and technologies are in clinical stages. Specifically, our product candidates, hCDR1 and rHuEPO, are each planned for and/or ready for advanced clinical studies. In order for our candidates to proceed to later stage clinical testing or marketing approval, they must show positive clinical results.

Preliminary results of pre-clinical, clinical observations or clinical tests do not necessarily predict the final results, and promising results in pre-clinical, clinical observations or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing or marketing approval would materially impact our corporate strategy and adversely impact our financial results.

If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

We do not possess all of the capabilities to fully commercialize our drug candidates and technologies on our own. From time to time, we may need to contract with third parties to:

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

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products including potential generic competition;

•	the availability of government or third-party pay or reimbursement for our products;

•	the side effects of our products which may lead to unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our and/or our partners’ sales, marketing and distribution efforts.

Specifically, each of hCDR1 or rHuEPO, if successfully developed and commercially launched for the treatment of systemic lupus erythematosus (“SLE”) or multiple myeloma, respectively, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

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

Our contract manufacturers will be required to produce our clinical drug candidates under strict compliance with current Good Manufacturing Practices (“cGMP”), in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

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

Acquisitions and in-licensing transactions also involve a number of operational risks, including:

•	difficulty and expense of assimilating the operations, technology or personnel of the business;

•	our inability to attract and retain management, key personnel and other employees necessary to conduct the business;

•	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

•	exposure to legal claims for activities of the business prior to the acquisition;

•	the diversion of our management’s attention from our other drug development businesses; and

•	the potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

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

Risks Related to Our Intellectual Property

Because all of our proprietary drug candidates and technologies are licensed to us by third parties, termination of these license agreements could prevent us from developing our drug candidates.

We do not own any of our drug candidates and technologies. We have licensed the rights, patent or otherwise, to our drug candidates from third parties. We have licensed hCDR1 from Yeda Research and Development Company Ltd., or Yeda. We licensed a use patent for the use of rHuEPO from Yeda and Mor Research Applications Ltd., or Mor which we acquired from Bio-Gal Limited, or Bio-Gal.

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

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection on our drug products and technologies and successfully defend these patents and technologies against third-party challenges. As part of our business strategy, our policy is to actively file patent applications in the U.S. and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and composition and improvements in each of these. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in force for only a short period following commercialization, thus reducing any advantage of the patent.

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

Generally, patent applications in the U.S. are maintained in secrecy for a period of at least 18 months. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. We cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the U.S. that claim compounds or technology also claimed by us, we may be required to challenge competing patent rights, which could result in substantial cost, even if the eventual outcome is favorable to us. While we have the right to defend patent rights related to the licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort.

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

The trading price of our ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	developments in the markets of the field of activities and changes in customer attributes;

•	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

•	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

•	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

•	failure to increase awareness of our products;

•	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

•	any changes in the regulatory environment relating to our drug candidates;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

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

There are three shareholders (Mr. Alexander Rabinovitch, Sabby Management LLC and Mr. David Bassa), who each beneficially hold more than 5% of our outstanding ordinary shares (approximately 34% cumulative, as of the date hereof). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

Notwithstanding the aforesaid, in connection with Section 239 of the Israeli Companies Law that focuses on the number of votes required to appoint external directors, and in connection with Section 121(c) of the Israeli Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in a company to act also as the Chief Executive Officer of such company, we will deem these three shareholders as controlling shareholders, for as long as such individuals are interested parties. In addition, any contractual arrangement as detailed in Section 270 (4) of the Israeli Companies Law with any of these three shareholders and/or their relatives will be presented for approval in accordance with the provisions of Section 275 of the Israeli Companies Law. In all of these situations, we will consider any of these three parties, who are not part of the transaction presented for approval, as individual interested parties in such transaction so that their vote will not be included in the quorum comprising a majority (50%) of the votes who are not interested parties in such transaction.

Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

ADSs representing our ordinary shares are listed for trading on the Nasdaq Capital Market and our ordinary shares are traded on the TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the U.S. and Israel. Consequently, the effective trading prices of our securities on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Holders of our ordinary shares or ADSs who are U.S. citizens or residents may be required to pay additional income taxes.

There is a risk that we will be classified as a passive foreign investment company (“PFIC”), for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2015 and although we have not determined whether we will be a PFIC in 2016, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

In view of the complexity of the issues regarding our treatment as a PFIC, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of the Nasdaq, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of the Nasdaq, including the requirement that a majority of the Board of Directors be independent. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under Nasdaq applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADSs on our behalf. Each ADS is a certificate evidencing a specific number of ADSs. The ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and the ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and our ADSs. Our shareholders have shareholder rights prescribed by Israeli law. Israeli law and our Articles of Association (“Articles”), govern such shareholder rights. The ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. The ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for their instructions, the ADS holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. The ADS holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, the ADS holders may not know about the meeting far enough in advance to withdraw the ordinary shares. If we ask for the ADS holders’ instructions, the depositary will notify the ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as the ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure the ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which the ADS holders may not be able to exercise voting rights.

The ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to the ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. The ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to the ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in New Israeli Shekels, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the ADS holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that the ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the depository to make such distributions available to them.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our head executive office, our research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices, located in Raanana, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, Lebanon and Jordan which share common borders with Israel, and is affecting the political stability of those countries. This instability and any outside intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for causing additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant (IS or ISIL or ISIS) is involved in hostilities in Iraq, Syria and other countries and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We hold most of our cash, cash equivalents and bank deposits in U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels mainly due to payment to Israeli employees and suppliers. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers, who reside outside the U.S., may be difficult to obtain within the U.S. In addition, because substantially all of our assets and most of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, Chapter 8 to the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law, sets forth that if there is no agreement which explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. As a result, it is unclear if, and to what extent, our research and development employees may be able to claim compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares and ADSs are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares and ADSs that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of unmet medical needs. Our current drug development program is focused on the treatment of SLE.

Company Information and History

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995. We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Until 1999, our therapeutic focus was on the development of human monoclonal antibodies to treat viral, autoimmune and oncological diseases. Our first therapeutic programs focused on antibodies against the hepatitis B virus, interferon – γ and the Hepatitis C virus. Our current drug development program is currently focused on the treatment of SLE.

In March 2009 we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma in exchange for the issuance of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital. Under the agreement we are obligated to pay 1% royalties on net sales of rHuEPO, as well as a fixed royalty payment in the total amount of $350 thousand upon the success of Phase 2. Such payment of $350 thousand mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of Phase 2 of at least $2 million.

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we agreed to acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard’s entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we agreed to develop and commercialize MinoGuard’s technology for the treatment of psychotic disorders focusing on schizophrenia. Under the agreement, we agreed to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard’s technology, with no limitations for a specific disorder. In consideration, we agreed to pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we agreed to pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company had the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, as of June 30, 2013, and as XTL had not commenced a phase 2 clinical trial as of that date, XTL paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45 thousand, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $135 thousand, for the 12 month period between July 1, 2014 and June 30, 2015. On May 25, 2015, the Company provided MinoGuard with a notice of termination whereby, as of June 24, 2015, the rights and license granted according to the license agreement were terminated and all rights in and to the licensed technology reverted to MinoGuard.

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

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries Ltd. (“Teva”), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial (the “PRELUDE trial”). The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. It is currently planned by the Company that such dose will be the focus of the clinical development plan moving forward. Following Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (SRI). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), the Company is planning to initiate a new Phase II clinical trial, which will include the 0.5 mg and a lower weekly dose of hCDR1.

On November 2, 2014, InterCure’s Audit Committee and Board of Directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Mr. Alexander Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, Green Forest will be allotted 2,622,647 ordinary shares of InterCure (the “First RoundAllotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $ 230 thousand. Further, upon InterCure’s shares' return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure will be allotted to Green Forest for an additional investment of $ 230 thousand (the “Second Round Allotted Shares”).

On December 23, 2014, the extraordinary general meeting of shareholders of InterCure approved the Agreement.

The Agreement was approved by the TASE and is effective as of February 12, 2015. After the execution of the Agreement and the conversion of an outstanding loan, the Company’s holdings in InterCure’s issued and outstanding share capital decreased to 36.53%.

On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 6.16%.

On April 2, 2015, InterCure issued the Second Round Allotted Shares, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82%.

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma.

The ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S., the Securities Act and the Exchange Act.

Our principal offices are located at 5 HaCharoshet Street, Raanana 4365603, Israel, and our telephone number is +972-9-955-7080. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

Since January 1, 2013 to the date hereof, our principal capital expenditures (divestitures) are as follows (in thousands of US dollars):

	Year ended December 31,
	2015	2014	2013

InterCure
Conversion of loan convertible into shares of InterCure	50	-	378
Sale of shares and rights to shares	(20)	-	-

Proteologics Ltd.
Purchase of shares by means of equity issuance	-	-	912
Sale of investment in Proteologics Ltd.	-	(291)	(3,054)

Total	30	(291)	(1,764)

B. Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of unmet medical needs. Our current drug development program is focused on the treatment of SLE.

Our lead drug candidate is hCDR1, a Phase II-ready asset for the treatment of SLE, the most prominent type of lupus. There is currently no known cure for SLE. Only one new treatment, Benlysta, has been approved by the U.S. Food and Drug Administration, or FDA, in the last 50 years for SLE. Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking healthy organs and causing irreversible damage. According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States.

hCDR1 is a peptide that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial, were conducted by Teva Pharmaceutical Industries, Ltd., or Teva, which had previously in-licensed hCDR1 from Yeda. The studies consisted of over 400 patients and demonstrated that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLE Disease Activity Index, or SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the British Isles Lupus Activity Group (“BILAG”) index and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (“SRI”). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), we intend to initiate a new advanced clinical trial, which will include the 0.5 mg and a lower weekly dose of hCDR1.

Our second drug candidate is recombinant human erythropoietin, or rHuEPO, which we have licensed from Yeda Research and Development (“Yeda”), and Mor Research Applications, or Mor, for the extension of survival of patients with advanced/end-stage multiple myeloma. Multiple myeloma is a severe and incurable malignant hematological cancer of plasma cells. Erythropoietin, or EPO is a glycoprotein hormone produced mainly by the kidney. It is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis, the production of red blood cells, by binding to its receptor on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic, properties, broadly beyond erythropoiesis. Erythropoietin is available as a therapeutic agent produced by recombinant DNA technology in mammalian cell culture. rHuEPO is used in clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

A clinical observation confirmed the high success rate of rHuEPO in treating the anemia in patients with multiple myeloma. Six patients with very poor prognostic features of multiple myeloma, whose expected survival was less than six months continued treatment with rHuEPO beyond the initial designed 12 week period, and they lived for 45-133 months cumulatively with the multiple myeloma diagnosis and 38-94 months with rHuEPO (with a good quality of life). We were granted an Orphan-drug designation from the FDA in May 2011, for rHuEPO.

As our focus is currently on the development of our lead drug candidate, we do not anticipate conducting material research and development activities for rHuEPO before 2017 and are exploring opportunities to sell or license rHuEPO or collaborate with partners in its development.

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of autoimmune diseases.

Under our current near-term strategy with respect to our pharmaceutical and biopharmaceutical products, we plan to:

•	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

•	continually build our pipeline of therapeutic candidates; and

•	develop collaborations with large pharmaceutical companies to sublicense/develop, and market our hCDR1 and rHuEPO drug development programs.

Recent Developments

Registered Direct Offering

In April 2015, we entered into security purchase agreements providing for the issuance of an aggregate of 1,777,778 ADSs representing 35,555,560 ordinary shares in a registered direct offering at $2.25 per ADS for aggregate gross proceeds of $4,000 thousand. In addition, we issued unregistered warrants to purchase 888,889 ADSs representing 17,777,778 ordinary shares in a private placement. At the closing, we also issued placement agent warrants to purchase up to 89,888 ADSs representing 1,797,760 ordinary shares. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein.

InterCure Transactions

In July 2012, we acquired control over InterCure Ltd, (“InterCure”), a public company whose shares are traded on the TASE and which develops a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and markets and sells a home therapeutic device for hypertension.

On November 2, 2014, Intercure’s Audit Committee and Board of Directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Mr. Alexander Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, Green Forest will be allotted 2,622,647 ordinary shares of InterCure (the “First RoundAllotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $ 230 thousand. Further, upon InterCure’s shares' return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure will be allotted to Green Forest for an additional investment of $ 230 thousand (the “Second Round Allotted Shares”).

On December 23, 2014, the extraordinary general meeting of shareholders of InterCure approved the Agreement.

The Agreement was approved by the TASE and is effective as of February 12, 2015. After the execution of the Agreement and the conversion of an outstanding loan, the Company’s holdings in InterCure’s issued and outstanding share capital decreased to 36.53%.

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

Market Opportunity

hCDR1 (edratide) is a Phase 2-ready asset for the treatment of SLE, the most prominent type of lupus. SLE is a heterogenous, chronic, debilitating inflammatory autoimmune disease characterized by the production of an array of autoantibodies, including antibodies to double-stranded DNA, to other nuclear antigens, and to ribonucleoproteins. Although SLE can affect any part of the body, most patients experience systemic symptoms including fever, fatigue and malaise along with symptoms in one or only a few organs. The most common signs and symptoms are arthralgia, arthritis, fatigue, fever, skin rashes, including a characteristic butterfly-shaped rash across the cheeks and nose, anemia and pleurisy. The clinical course of SLE may also include periods in which few, if any, symptoms are evident and other times when the disease becomes more active.

According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States. The Lupus Foundation of America reports that lupus affects mostly women of childbearing age (15-44). SLE is one of the most common forms of lupus, affecting over 70% of lupus patients.

SLE treatment is highly individualized and is based on a patient’s response. Mild forms of SLE may be treated with antimalarial medications, non-steroidal anti-inflammatory drugs, and topical and/or low-dose glucocorticoids, although more aggressive treatment with methotrexate may be needed. In addition, low-dose oral steroids or intramuscular injections of depot steroid preparations can be used for mild disease. More severe cases of SLE may be treated with high-dose glucocorticoids and cytotoxic drugs to block cell growth and suppress the immune system. GlaxoSmithKline’s Benlysta (belimumab), a monoclonal antibody, is a newer medication that is FDA-approved for patients with mild to moderate SLE currently taking standard therapy who have not yet experienced an adequate response. Benlysta is the first product to gain marketing approval for patients with SLE in more than 50 years, paving the way for the introduction of new disease-modifying therapies and reigniting the interest of pharmaceutical developers in this therapy area. GlaxoSmithKline reported that its 2015 sales of Benlysta were £230 million, up 25% on the year before.

Decision Resources estimates the drug sales for SLE in 2012 were approximately $900 million across the markets covered in its forecast. By the end of the forecast period of 2022, sales are estimated to grow to $4.0 billion with a CAGR of 16.1%. This growth is expected to be driven by improved uptake of Benlysta, the introduction of new biological therapies and the overall increase in prevalent cases of SLE, mainly due to the increasing population in these markets.

hCDR1: General & Mechanism of Action

hCDR1 is a synthetic peptide composed of 19 amino-acid residues. It was developed by Teva in collaboration with Prof. Edna Mozes of the Weizmann Institute of Science, Rehovot, Israel. The sequence of the peptide is based on the complementarity determining region 1 (CDR1) of a pathogenic human anti-dsDNA mAb that bears the 16/6 idiotype. The idiotype was found to have clinical relevance in SLE patients.

Accumulating data from in vivo and in vitro studies demonstrate that hCDR1 functions by inducing regulatory T cell function through multiple pathways. Administration of hCDR1 to mice has been shown to induce CD4 + CD25 + cells using regulatory and suppressor characteristics such as CD45RB LOW, TGF-, CTLA-4 and Foxp3. This induction suppresses autoreactive CD4 + cell activation, indicated by the reduced expression of CD69 and Fas ligand; ultimately, resulting in reduced rates of activation-induced apoptosis. Inhibition by hCDR1-induced CD4 + CD25 + cells is mediated through the immunosuppressive cytokine TGF-. TGF- secretion is up regulated and activated autoreactive cells are decreased; both are associated with a decrease of pathogenic cytokines such as interferon gamma (IFN-), interleukin-10 (IL-10), interleukin-1 beta (IL-1), and tumor necrosis factor-alpha (TNF-). Effects on TGF- and Foxp3 have been shown to correlate with a significant decrease in SLEDAI-2K and BILAG scores in patients treated with hCDR1 in comparison with patients treated with placebo. Another subset of T cells (CD8 + CD28 -) expresses Foxp3 and has been shown to be essential for the induction and the optimal suppressive function of CD4 + CD25 + cells. The function of hCDR1-induced subsets of regulatory T cells result in the effective suppression, ultimately leading to the modulation of the underlying aberrancy of the immune system, which culminates in the diminished activity of the disease.

hCDR1 is currently under investigation for its ability to down-regulate the autoimmune response elicited by the pathogenic antibodies and autoreactive T cells in SLE and up-regulate the expression of gene markers, such as TGF- and FoxP3. hCDR1 may attenuate the general SLE-associated autoimmune process and provide effective treatment for many clinical manifestations of SLE. The clinical development plan is thus designed to demonstrate the efficacy of hCDR1 in the systemic disease.

Clinical Trial History

Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva which performed two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial. The Phase I and Phase 2 studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile.

The PRELUDE trial was a 26-week study conducted at 48 centers in 12 countries: Canada, France, Germany, Holland, Hungary, Israel, Italy, Mexico, Russia, Spain, UK and U.S. enrolling 340 patients with mild to moderate SLE. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda in 2009. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of clinical development moving forward. Subsequent to Teva’s return of the program to Yeda, in 2010 the FDA directed that the primary endpoint in future trials for lupus therapies, including those for hCDR1, should be based on either the BILAG index or the Systemic Lupus Erythematosus Responder Index. The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study.

Planned Clinical Trial

Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), we intend to initiate an advanced, multinational, randomized, double blind, placebo-controlled, multiple dose, parallel group study to assess the efficacy, tolerability and safety of hCDR1 administered subcutaneously to patients with active SLE. We estimate that the trial will take over one year to enroll patients, 26 weeks for the treatment phase, and additional time to analyze the results for a total of approximately two years.

The Company submitted a pre-Investigational New Drug (“IND”) meeting package, including a draft protocol for our planned clinical trial, to the FDA in December 2015. In January 2016, the Company received a written response to its pre-IND meeting package in which the FDA provided guidance on several key aspects of its proposed clinical trial including: acceptance of the primary efficacy endpoint to be based on the BILAG index, a measure of lupus disease activity which was the secondary efficacy endpoint in the PRELUDE trial and confirmation of the appropriate patient population and total number of patients required to prove safety for a new drug application (NDA) for marketing approval. The FDA recommended that the trial be a Phase 2 study and also provided additional guidance on other aspects of the trial design including doses and study duration. Based on the FDA’s response, XTL plans to file its IND, and in the coming quarters initiate a global clinical trial for hCDR1 in the treatment of systemic lupus erythematosus (SLE).

rHuEPO for the Treatment of Multiple Myeloma

Market Opportunity

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

According to the Leukemia and Lymphoma Society, in the U.S. alone, there are approximately 81,000 people living with or are in remission from multiple myeloma and according to the National Cancer Institute, each year in the U.S., 20,000 people learn they have this disease. Most people are diagnosed with multiple myeloma after age 65 and it is more common in men than women and in African Americans than Caucasians.

rHuEPO: General & Mechanism of Action

rHuEPO, which stands for recombinant human erythropoietin, is a hormone, produced by the kidneys, and is responsible for red blood cell production in bone marrow. Erythropoietin (“EPO”), a glycoprotein hormone produced mainly by the kidney, is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis by binding to its receptor on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability. The cloning of the EPO gene led to the introduction of rHuEPO into clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

Clinical Trial History

Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic, properties, broadly beyond erythropoiesis. A clinical observation confirmed the high success rate of rHuEPO in treating the anemia in patients with multiple myeloma. Six patients with very poor prognostic features of multiple myeloma, whose expected survival was less than six months continued treatment with rHuEPO beyond the initial designed 12 week period, and lived for 45-133 months cumulatively with the Multiple Myeloma diagnosis and 38-94 months with rHuEPO (with a good quality of life).

We were granted an Orphan-drug designation from the FDA in May 2011, for rHuEPO. Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

We have begun regulatory work and have held preliminary discussions with potential drug suppliers, clinical sites and third party vendors for the planned study. As part of those preparations, we conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of multiple myeloma patients.

As our focus is currently on the development of our lead drug candidate, we do not anticipate conducting material research and development activities for rHuEPO before 2017 and are exploring opportunities to sell or license rHuEPO or collaborate with partners in its development.

Intellectual Property

Patents

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We intend to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to file patent applications in the U.S. and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any commercial advantage or financial value attributable to the patent.

Generally, patent applications in the U.S. are maintained in secrecy for a period of at least 18 months. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. Granted patents can be challenged and ruled invalid at any time; therefore the grant of a patent is not of itself sufficient to demonstrate our entitlement to a proprietary right. The disallowance of a claim or invalidation of a patent in any one territory can have adverse commercial consequences in other territories.

If our competitors prepare and file patent applications in the U.S. that claim technology also claimed by us, we may choose to challenge competing patent rights, which could result in substantial cost, even if the eventual outcome is favorable to us. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort.

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

hCDR1 for the Treatment of SLE

We have exclusively licensed from Yeda, two families of patents relating to hCDR1.

•	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, and Russia. The patent expires on February 26, 2022 except in the case of the U.S., which expires on September 22, 2022.

•	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., China, India, Israel, Japan, and Mexico, and is under examination in Europe and Canada. The patent expires on January 14, 2024.

rHuEPO for the Treatment of Multiple Myeloma

We have exclusively licensed from Yeda and Mor a family of patents relating to rHuEPO.

•	A main use patent entitled “Use of Erythropoietin in the Treatment of Multiple Myeloma that covers the active pharmaceutical agent, EPO. The main claims of this patent is directed to a method for the treatment of a multiple myeloma patient, comprising the administration of Erythropoietin or Recombinant Human Erythropoietin, for the inhibition of tumor growth, triggering of tumor regression or inhibition of multiple myeloma cell metastasis in the said patient. The patent was granted in the United States, Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, Netherlands, Spain, Sweden and Switzerland), Israel, Japan, Hong Kong and Canada. The issued patent will expire on March 30, 2019.

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

Licensing Agreements and Collaborations

hCDR1

On January 7, 2014, we entered into a license agreement with Yeda, as amended on September 6, 2015, which grants us the exclusive worldwide right to research, develop, and commercialize hCDR1, a Phase 2-ready asset for the treatment of SLE, among other indications. Yeda is the commercial arm of the Weizmann Institute of Science.

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38 thousand. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84 thousand. The remaining installments of approximately $64 thousand each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017, provided that if we receive funding of at least $5,000 thousand then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment.

Under the license agreement, we are required to make milestone payments of up to $2.2 million: $200 thousand upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250 thousand for marketing approval in each of China and three of the European Union’s Group of Five. In addition, we are required to pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever we receive from any sub-licensee. Under the license agreement, we are also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which we delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017.

The term of the license agreement is the later of the date of expiry of the last of the licensed patents or the expiry of a continuous period of 11 years after first commercial sale in any country during which there shall not have been a first commercial sale in the U.S., EU, Japan, China or any OECD member. The license agreement may be terminated by us without cause upon 60 days prior written notice. The license agreement may also be terminated by Yeda if either we fail to meet certain development milestones or commercial sale shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if we were to commence legal action against Yeda challenging the validity of any of the licensed patents, and we were unsuccessful in such challenge, in which event we would be required to pay to Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

rHuEPO

In August 2010 we acquired from Bio-Gal, the rights to develop rHuEPO for the treatment of multiple myeloma under a research and license agreement with Yeda and Mor. Bio-Gal had previously performed certain research and development studies under the research and license agreement. Mor is the Israeli corporation and licensing arm of Kupat Holim Clalit, one of the largest HMOs in Israel.

We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. Such payment of $350 thousand is payable to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 of at least $2 million.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry, we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

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

Competing Products for Treatment of SLE

There is only one drug that has been approved for SLE in the last 50 years, GlaxoSmithKline’s Benlysta (belimumab) which was approved in 2011. Other current therapies include non-steroidal anti-inflammatory drugs, corticosteroids, anti-malarials and immunosuppressants. Corticosteroids and immunosuppressants lead to broad, non-selective immunosuppression often associated with significant adverse events. In addition these therapies are not effective in all SLE patients.

Despite initial enthusiasm following approval of Benlysta as the first drug approved for SLE with a selective target, efficacy has been tested only in patients with mild to moderate disease, without active renal or CNS disease, its onset of action is slow and sales have been lower than expected. Additional drugs are being developed to treat SLE including, among others, anifrolumab developed by MedImmune, belimumab developed by GlaxoSmithKline, blisibimod developed by Anthera Pharmaceuticals, forigerimod acetate (lupuzor) developed by Immupharma, abatacept developed by Bristol-Myers Squibb, ACT-334441 developed by Actelion, atacicept developed by Merck Serono, CC-220 developed by Celgene, and INV-103 being developed by Invion. In the past eighteen months, there have been two late stage drugs, tabalumab developed by Eli Lilly and epratuzumab developed by UCB/Immunomedics, for the treatment of SLE which have both failed to meet the primary endpoint in Phase 3 trials.

Competing Products for Treatment of Multiple Myeloma

rHuEPO may be supplementary to the following drugs including, but not limited to, Thalidomid (thalomide), Revlimid (lenalidomide) Velcade (bortezomib), Krypolis (carfilzomib), and Pomalyst (pomalidomide). Other potential therapies are in clinical development for multiple myeloma. Vorinistat, being developed by Merck & Co., and panobinostat, being developed by Novartis AG, are being studied in combination with bortezomib for relapsed myeloma; and elotuzumab, being developed by Abbott Laboratories. In addition, in the future allogeneic haematopoietic stem cell transplantation might potentially cure a proportion of patients through immunologically mediated graft versus myeloma effect. However, this procedure remains highly experimental at the present time.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture hCDR1 and rHuEPO are widely available from numerous suppliers and are generally considered to be generic industrial chemical supplies. We do not rely on a single or unique supplier for the current production of any therapeutic small molecule in our pipeline.

Manufacturing

We currently have no manufacturing capabilities and do not intend to establish any such capabilities.

With respect to our drug candidate, hCDR1, we believe that we will be able to outsource production to a contract manufacturer in order to obtain sufficient inventory to satisfy the clinical supply needs for our future development for the treatment of SLE. With respect to our drug candidate rHuEPO, we believe that we will either be able to purchase rHuEPO from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties.

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

Contract manufacturers are subject to ongoing periodic inspections by the FDA, the U.S. Drug Enforcement Agency and corresponding state and local agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations.

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

Environmental Matters

We may from time to time be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our testing facilities, however, entails risks in these areas. Significant expenditures could be required in the future if these facilities are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Government and Industry Regulation

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, impose substantial regulations upon the clinical development, manufacture and marketing of our drug candidates and technologies, as well as our ongoing research and development activities. None of our drug candidates have been approved for sale in any market in which we have marketing rights. Before marketing in the U.S., any drug that we develop must undergo rigorous pre-clinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA, under the Federal Food, Drug and Cosmetic Act of 1938, as amended. The FDA regulates, among other things, the pre-clinical and clinical testing, safety, efficacy, approval, manufacturing, record keeping, adverse event reporting, packaging, labeling, storage, advertising, promotion, export, sale and distribution of biopharmaceutical products.

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

We were granted an Orphan-drug designation from the FDA in May 2011, for rHuEPO. In the U.S., Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

We may apply to the European Medicines Agency in order to obtain Orphan-drug designation for Recombinant Erythropoietin in Europe. Orphan designation is granted by the European Medicines Agency, following a positive opinion from the Committee for Orphan Medicinal Products, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the European Community when the application for designation is submitted. Orphan drug designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in the EU, once approved for the treatment of Multiple Myeloma.

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

Should we wish to market our products in countries other than the U.S., we must receive marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, companies are typically required to apply for foreign marketing authorizations at a national level. However, within the EU, registration procedures are available to companies wishing to market a product in more than one EU member state. Typically, if the regulatory authority is satisfied that a company has presented adequate evidence of safety, quality and efficacy, then the regulatory authority will grant a marketing authorization. This regulatory approval process, however, involves risks similar or identical to the risks associated with FDA approval discussed above, and therefore we cannot guarantee that we will be able to obtain the appropriate marketing authorization for any product in any particular country. Our current development strategy calls for us to seek marketing authorization for our drug candidates in countries other than the United States.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma.

Property, Plant and Equipment

Since April 2015 we lease offices in Ra’anana, Israel. The basic lease period is for 24 months with an option for an additional 12-month period.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS (International Financial Reporting Standards) for the years ended December 31, 2015, 2014 and 2013, and as of December 31, 2015 and 2014, contained in “Item 18. Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014. The balance sheet information as of December 31, 2013 has been derived from audited financial statements not included elsewhere in this report. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Financial Statements.”

Consolidated Statements of Comprehensive income:

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(578)	(278)	(82)
General and administrative expenses	(1,419)	(1,744)	(1,329)
Impairment of intangible assets	(1,604)	-	-
Other gains, net	(10)	-	1,059

Operating loss	(3,611)	(2,022)	(352)

Finance income	4	10	65
Finance expenses	(15)	(107)	(6)

Finance income (expenses), net	(11)	(97)	59

Earnings (loss) from investment in associate	-	-	(845)

Loss from continuing operations	(3,622)	(2,119)	(1,138)

Loss from discontinued operations	(689)	(746)	(2,575)

Total loss for the year	(4,311)	(2,865)	(3,713)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	-	108
Reclassification of foreign currency translation adjustments to Other gains, net	-	-	(221)

Total other comprehensive income (loss)	-	-	(113)

Total comprehensive loss	(4,311)	(2,865)	(3,826)

Total loss attributable to:
Equity holders of the Company	(4,313)	(2,527)	(2,476)
Non-controlling interests	2	(338)	(1,237)

	(4,311)	(2,865)	(3,713)

Total comprehensive loss attributable to:
Equity holders of the Company	(4,313)	(2,527)	(2,589)
Non-controlling interests	2	(338)	(1,237)

	(4,311)	(2,865)	(3,826)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.014)	(0.009)	(0.005)
From discontinued operations	(0.003)	(0.002)	(0.006)

Loss per share for the period	(0.017)	(0.011)	(0.011)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2015	2014	2013
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	3,817	2,159	4,165
Working capital	3,829	2,081	3,870
Total assets	5,323	5,644	8,015
Long term liabilities	-	-	11
Total shareholders’ equity	4,887	4,660	6,265
Non-controlling interests	-	19	520

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of unmet medical needs. Our current drug development program is focused on the treatment of SLE.

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

Our research and development expenses in 2015, 2014 and 2013 primarily consisted of expenses related to the hCDR1, and to a lesser degree, rHuEPO development plans. As part of the preparations for hCDR1 in 2015, the Company engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control, or CMC, including production and testing of the drug substance.

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 2m to the consolidated financial statements). We record compensation expenses based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to the IFRS 2, in non-performance-based options, the Company recognizes options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. The Company treats each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2015 compared to the year ended December 31, 2014

Research and Development Expenses. Research and development expenses in the years ended December 31, 2015 and 2014 totaled approximately $578 thousand and $278 thousand, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 drug designed to treat SLE patients. The increase in expenses in 2015 compared to 2014 is mainly due to expenses related to our hCDR1 drug. Expenses incurred in 2015 include, among other things, chemistry, manufacturing and control (CMC) costs for production of the drug substance and drug product, as well as clinical and regulatory consulting fees related to the preparation and submission to the U.S. FDA of our pre-IND meeting package for our planned clinical study of the hCDR1 drug for the treatment of SLE patients.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2015 and 2014 totaled approximately $1,419 thousand and $1,744 thousand, respectively. The decrease in 2015 compared to 2014 is mainly due to the Company's efforts to reduce overhead costs as well as lower share-based compensation expenses.

Impairment of intangible assets. The Company is required to determine, on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2015, the Company recognized an impairment in the amount of $1,604 thousand with regard to the rHuEPO intangible asset. For further information, see note 11 of the financial statements for the year ended December 31, 2015.

Finance expenses, net. Finance expenses, net for the years ended December 31, 2015 and 2014 totaled approximately $11 thousand and $97 thousand, respectively. The decrease in finance expenses in 2015 compared to 2014 derives mainly from a reduced exposure to NIS/USD exchange rate fluctuations due to lower NIS cash balances in 2015 compared to 2014.

Total loss from discontinued operations. Total loss from discontinued operations of approximately $689 thousand and $746 thousand, is derived from the Company’s investment in InterCure, a former subsidiary. Such loss for the year ended December 31, 2015 represents a loss from the deconsolidation of InterCure.

Income Taxes. We had no income tax expense for the years ended December 31, 2015 and 2014 due to losses incurred and we did not recognize any deferred tax benefits, since it is not “more likely than not” that we will be able to generate profits in the future to realize the deferred taxes.

Years Ended December 31, 2014 and 2013

Research and Development Expenses. Research and development expenses in the years ended December 31, 2014 and 2013 totaled approximately $278 thousand and $82 thousand, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 and, to a lesser extent, rHuEPO drugs designed to treat SLE and multiple myeloma patients, respectively. The increase in expenses in 2014 compared to 2013 is mainly due to expenses related to our hCDR1 drug, in-licensed in January 2014.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2014 and 2013 totaled approximately $1,744 thousand and $1,329 thousand, respectively. The increase in 2014 compared to 2013 is mainly due to a $0.5 million reversal of expenses in 2013 due to forfeitures of stock options by a director who resigned from the Company.

Finance income (expenses), net. Finance income (expenses), net for the years ended December 31, 2014 and 2013 totaled approximately ($97 thousand) and $59 thousand, respectively. The decrease in finance income in 2014 compared to 2013 derives mainly from an increase in the NIS/USD exchange rate during 2014.

Total loss from discontinued operations. Total loss from discontinued operations totaled approximately $746 thousand and $2,575 thousand, and represents InterCure’s net results for the years ended December 31, 2014 and 2013, respectively. Such loss in 2013 includes an impairment of $1.7 million in intangible assets recognized in the acquisition of InterCure in 2012.

Income Taxes. We had no income tax expense for the years ended December 31, 2014 and 2013 due to losses incurred and we did not recognize any deferred tax benefits, since it is not “more likely than not” that we will be able to generate profits in the future to realize the deferred taxes.

Significant Accounting Policies

Basis of presentation of the financial statements. The financial statements of the Company and its subsidiaries (the “Group”) as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the International Accounting Standards Board (“IFRS”).

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

The Company analyzes the expenses recognized in the statement of comprehensive loss by classification based on the function of expense.

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2015, the Group did not capitalize development costs to intangible assets.

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

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the “first-in, first-out” method.

Purchased merchandise and products - using the “first-in, first-out” method.

Share capital

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

Provisions

A provision in accordance to IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of an event that occurred in the past, it is probable that the Group will be required to use economic resources to settle the obligation and it can be reliably estimated. The group recognizes a provision for warranty when the product is sold to the customer or when the service is provided to the customer. Initial recognition is based on past experience. The estimated provision is re-tested every year.

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

Non-current assets (or disposal groups) held for sale

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

•	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

•	Share-based payments – in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

2.	Judgments that have a critical effect on the adoption of the entity’s accounting policies:

•	The existence of control over InterCure – As of December 31, 2014, and effective as of May 16, 2013, the Company held 54.72% of InterCure’s issued and outstanding share capital, following the conversion of the loan granted to InterCure into 7,620,695 shares of InterCure. In the reporting period ended December 31, 2012, the Group’s management had estimated the degree of effect it had in InterCure and had determined that it was able to govern InterCure’s financial and operating policies despite holding less than 50% of InterCure’s issued and outstanding share capital at the time, through de-facto control, this following an examination of InterCure’s entire equity instruments. This conclusion was reached mainly since the Company was able to convert the aforementioned loan into shares of InterCure, a conversion which will have conferred the Company a stake of approximately 54.72% of InterCure’s issued and outstanding share capital.

•	During the year ended December 31, 2015, events pertaining to the investment in InterCure reduced the Company’s stake in InterCure to 5.82%. Considering the Company’s diluted voting rights in InterCure, the Company’s management determined that a loss of control in InterCure occurred on February 12, 2015.

Impact of Inflation and Currency Fluctuations

We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel. Future activities may lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

As of December 31, 2015, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 20 thousand lower (2014 – post-tax loss approximately $ 85 thousand lower; 2013 - post-tax loss approximately $ 157 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was less sensitive to fluctuations in the exchange rate in relation to the NIS in 2015 than in 2014 mainly because of the decreased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group.

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

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%, effective for the year beginning January 1, 2016.

As of December 31, 2015, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2015, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $ 28 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

Since April 7, 2009, we have not had a “permanent establishment” or activity in the US, and our subsidiaries do not perform any activities in the US. Our board of directors consists of a majority of Israeli residents and our management is domiciled in Israel.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placing and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2015, we had received net proceeds of approximately $80.2 million from various public offerings and private placement transactions, including net proceeds of approximately $45.7 million from our initial public offering in September 2000, net proceeds of approximately $15.4 million from the 2004 placement and open offer transaction, net proceeds of approximately $1.5 million from the Bio-Gal transaction in August 2010, net proceeds of approximately $1.75 million from our public offering on TASE in March 2011, net proceeds of $2.4 million from our private placement in March 2012, net proceeds of approximately $3.4 million from our public offering on Nasdaq in April 2015, and proceeds of approximately $4.0 million from the exercise of options and warrants.

As of December 31, 2015, we had approximately $3.8 million in cash and cash equivalents, an increase of $1.7 million from December 31, 2014.

Cash flows used in operating activities for the year ended December 31, 2015 totaled approximately $1.9 million, compared to cash flows used in operating activities of approximately $2.5 million for the year ended December 31, 2014. The decrease in cash used in operating activities compared to the corresponding period last year mainly arises from the Company’s divestment of InterCure, as cash flows in 2015 exclude any cash flows incurred in InterCure.

Cash flows used in investing activities in the year ended December 31, 2015 totaled approximately $35 thousand compared to cash flows provided by investing activities of approximately $1.5 million in the previous year. Cash flows in 2015 mainly originated from payment made to Yeda in connection with the hCDR1 asset, offset by cash received from the sale of a small portion of InterCure shares held by the Company. Activities in 2014 included withdrawal of short-term deposits in a total amount of $1.2 million, as well as receipt of the final payment from the sale of Proteologics in the amount of $0.3 million.

Cash flows provided by financing activities in the year ended December 31, 2015 totaled approximately $3.6 million compared to cash flows provided by investing activities of approximately $0.3 million in the previous year. Amount for the year ended December 31, 2015 reflects net cash flows during the period in connection with the April 2015 public offering, while the amount for the year ended December 31, 2014 mostly reflects the sale of treasury shares held by InterCure.

The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities for a period of at least twelve months from the date hereof. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2016 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company may be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2015, 2014 and 2013 substantially derived from costs related to the hCDR1 and, to a lesser degree, rHuEPO, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants in 2015 and commenced work on CMC, including production and testing of the drug substance and drug product.

hCDR1 for the Treatment of SLE

The Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg and a lower weekly dose. We estimate that the trial will take over one year to enroll patients, 26 weeks for the treatment phase, and additional time to analyze the results for a total of approximately two years.

rHuEPO for the Treatment of Multiple Myeloma

The clinical trial’s preliminary plan received as part of the Bio-Gal transaction, planned a prospective, multi-center, phase 2 study intended to assess safety of rHuEPO when given to patients with advanced Multiple Myeloma and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life. We have not yet submitted the preliminary plan, which may be updated, to the authorities and/or the applicable IRB. We have decided to concentrate our efforts and resources on the development of hCDR1 and therefore do not expect to initiate any activities related to rHuEPO before 2017 and are exploring opportunities to sell or license rHuEPO or collaborate with partners in its development.

The following table sets forth the research and development costs for the years 2015, 2014 and 2013 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2015	2014	2013

hCDR1	549	206	9
rHuEPO	29	37	57
SAM-101	-	25	16
Other	-	10	-
Total Research and Development	578	278	82

D.	Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

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

F.	Tabular disclosure of contractual Obligations

As of December 31, 2015, we had known contractual obligations, commitments and contingencies of approximately $40 thousand which relate to lease obligations for our offices, all of which is due within the next year. In April 2015, we signed an operational lease agreement for our new offices in Ra’anana. Under the new lease agreement, we will pay a monthly rent of approximately $2,500.

We entered into an agreement with subtenants to lease part of the office space in exchange for approximately $ 1,200 per month. The agreement is in effect until April 2017.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

Payment due by period as of December 31, 2015 (in thousands of US$)
Contractual obligations	Total	Less than 1 year	More than 1 year

Operating lease obligations	40	30	10

Total	40	30	10

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma from Bio-Gal Ltd., we are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. The payment of $350 thousand is to be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 in an amount of at least $2 million.

According to the agreement with MinoGuard we were obligated to pay milestone payments to MinoGuard of up to $2.5 million based on development and marketing milestones as well as 3.5% royalty of our net sales of the product and 7.5%-20% from our third-party out-license receipts, depending on the phase of the drug at the time of an out-license transaction. In addition to the above payments, and in accordance with the above agreement, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we were obligated to pay MinoGuard an annual license fee representing a value of $45 thousand, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, we issued an additional 889,822 ordinary shares, representing a value of $135 thousand, for the 12 month period between July 1, 2014 and June 30, 2015. On May 25, 2015, the Company provided Minoguard with a notice of termination whereby, as of June 24, 2015, the rights and license granted according to the license agreement were terminated and all rights in and to the licensed technology reverted to MinoGuard.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

B. The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	54	Chairman of the Board of Directors
Osnat Hillel Fain	50	Non-Executive and External Director
Oded Nagar	47	Non-Executive and External Director
David Bassa	54	Non-Executive Director
Doron Turgeman	47	Non-Executive Director
Dr. Jonathan Schapiro	55	Non-Executive Director
Dr. Dobroslav Melamed	38	Non-Executive Director
Josh Levine	51	Chief Executive Officer
David Kestenbaum	51	Chief Financial Officer

Shlomo Shalev joined our Board of Directors in December 2014 and in August 2015 was appointed to serve as Chairman. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

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

Oded Nagar joined our Board of Directors in March 2015. He currently serves as CEO and Owner of ABC - Advance Business Consulting Ltd, as the CEO of Galaxy Properties and Real Estate LTD and as a board member of Bunkersec Ltd. In addition to serving as a board member on a number of TASE listed companies, including IDB Development LTD, Gamatronic Electronic Industries LTD and Biri-Barashi Ltd., Mr. Nagar was the CEO and Founder of Pretium Group LTD/Pretium Renewable Energy LTD, VP Finance and Operations at Matrix IT (Formula Group) and the CFO of Bashan Systems (Formula Group). Previously, Oded worked in the Department of the General Controller at the Ministry of Finance in Israel, as an accountant at KPMG Israel and as an Economist at Bank Leumi. He earned an MBA in Finance and Banking and Information Systems and a BA in Accounting and Economics from the Hebrew University of Jerusalem. Mr. Nagar is also a Certified Public Accountant in Israel.

David Bassa joined our Board of Directors in November 2013 and served as Chairman from June 2014 until August 2015. He is the CEO and co-founder of Sela Software Ltd., a leading knowledge center and software house for the high-tech and IT industry, since 1990. In 2000, Mr. Bassa founded Bio-Gal, a biopharmaceutical company which subsequently merged into XTL, for the purpose of developing Erythropoietin (EPO) for the treatment of Multiple Myeloma. Mr. Bassa graduated with a B.A in Economics from Bar-Ilan University and an M.Sc in Computer Science studies (without thesis), also from Bar-Ilan University. Mr. Bassa was twice awarded the President Excellency Award (1981, 2002) and managed the Israeli branch of the international AIESEC organization, of which he is a Hall of Fame member.

Doron Turgeman joined our Board of Directors in December 2014. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of B Communications (BCOM) and Internet Gold (IGLD), both of which are listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Josh Levine was appointed our Chief Executive Officer in October 2013. Mr. Levine was the Chief Executive Officer of Proteologics Ltd. (TASE: PRTL) from January 2011 until October 2013. Previously, from September 2008 until September 2010, he was Chairman of the Board of Proteologics Ltd. Concurrently, he was Senior Director at Teva Innovative Ventures responsible for, among other things, business development as well as alliance management for the unit. He had also held several executive positions within venture capital funds and boutique investment banks. Previously, he was a corporate attorney at a large New York City law firm. Mr. Levine holds a JD degree from Columbia University Law School and a BA degree in Chemistry from Yeshiva University.

David Kestenbaum was appointed our Chief Financial Officer in January 2014. Before joining XTL, he served as CFO of Zenith Solar Ltd., from 2010 to 2012. Prior positions include Finance Director of Colbar Lifescience Ltd., a medical device/biotech company and division of Johnson and Johnson (NYSE:JNJ) from 2007 to 2010, CFO of ZAG Industries Ltd., a division of The Stanleyworks (NYSE:SWK) from 2003 to 2007, and CFO and other senior financial positions at affiliates of Unilever NV (NYSE: UN) in the U.S. and Israel. He worked in public accounting at PriceWaterhouseCoopers in NY from 1986 to 1990. Mr. Kestenbaum is a U.S. Certified Public Accountant and holds a BSc in Accounting from Yeshiva University (NY), and a MBA in Finance and International Business from Columbia University (NY).

B.	Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2015 (11 persons) was approximately $0.6 million. This amount includes payments of approximately $0.1 million made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

All members of our Board of Directors who are not our employees are reimbursed for their expenses for each meeting attended, save for Mr. David Bassa, who is a significant shareholder of our Company. Our directors are eligible to receive stock options under our stock option plans. With the exception of the Chairman of the Board of Directors who receives monthly compensation, non-executive directors do not receive any remuneration from us other than fees for their services as members of the board or committees of the board and expense reimbursement, save for one director who is eligible for fees for consulting services provided to the Company.

In March 2012, we granted to each of our former external directors, Jaron Diament and Dafna Cohen, options to purchase 150,000 ordinary shares exercisable at an exercise price of NIS 0.58633 per share (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% shall vest and be exercisable on a monthly basis, commencing from the date of the mentioned shareholders meeting, for the duration of two years. Ms. Cohen and Mr. Diament ceased serving on the Board of Directors on March 18, 2015 and the 300,000 vested options granted to them expired on March 17, 2016.

On December 30, 2014, we granted to each of four of our directors – Mr. Doron Turgeman, Mr. Shlomo Shalev, Dr. Jonathan Schapiro and Dr. Dobroslav Melamed - options to purchase 150,000 ordinary shares exercisable at an exercise price of NIS 0.4325 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided the respective director provides services to us. The options have a term of ten years.

On March 25, 2015, we granted to each of two of our directors - Osnat Hillel Fain and Oded Nagar - options to purchase 150,000 ordinary shares at an exercise price of NIS 0.40 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided the respective director provides services to us. The options have a term of ten years.

In March 2015, we fixed the monetary compensation for non-executive directors as follows: annual consideration of $10 thousand (to be paid in 4 equal quarterly payments), payments of NIS 1,460 for attendance at each board or committee meeting in person, NIS 744 for meetings held by teleconference, NIS 620 for unanimous written board resolutions and reimbursement of reasonable out-of-pocket expenses.

We previously granted to each of our three former directors, Mr. Yonay, Mr. Shweiger and Mr. Allouche, options to purchase 150,000 ordinary shares exercisable at NIS 0.298 per share (which is the average of the three-day closing price on TASE prior to the issuance). 33% of the options are vested and the remaining 67% vest on a monthly basis from March 2, 2010 over two years. On November 22, 2010, Mr. Shweiger ceased serving on our Board of Directors and therefore 63,747 of the total options granted to him were forfeited. Upon his departure, Mr. Shweiger exercised the vested 86,253 options. Mr. Allouche ceased serving on our Board of Directors on May 18, 2014, and during August 2014 he exercised the 150,000 vested options granted to him. Mr. Yonay ceased serving on our Board of Directors on December 30, 2014 and the 150,000 vested options granted to him expired on December 29, 2015.

On March 31, 2016, a general meeting of shareholders of the Company approved the remuneration terms of the Chairman of the Board of Directors of the Company, retroactive to as of September 1, 2015. The terms include monthly remuneration in the amount of NIS 20 thousand, as well as the allocation of 1,500,000 stock options, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date.

For further details regarding share options granted to our employees, directors and service providers, see Note 18 to the consolidated financial statements for the year ended December 31, 2015.

Employment Agreements

Joshua Levine

We entered into an employment agreement dated as of September 11, 2013, as amended on January 30, 2014, with Mr. Joshua Levine, our Chief Executive Officer, or CEO. Mr. Levine commenced his term as CEO on October 15, 2013 and is entitled to a monthly gross base salary of NIS 40 thousand (NIS 480 thousand annually), paid retroactively, effective from said commencement date.

The employment agreement provides that upon the successful completion of cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than 50% of the outstanding voting securities), as long as Mr. Levine is appointed as such entity’s CEO, during the thirty six month period from the date of the agreement, the Company will pay Mr. Levine a bonus equal to 1% of the above fund raising amount, up to a maximum aggregate amount of $200 thousand in any calendar year. The employment agreement further provides that in the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine shall be entitled to payment of 1% of the cash actually received by the Company in such transaction, up to an aggregate maximum amount of $200 thousand in any calendar year. Furthermore, the employment agreement provides that in the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with payments made to finance specific research and development activity, Mr. Levine shall be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of $200 thousand in any calendar year and per single research and development funding. The aggregate of all such bonuses payable to Mr. Levine in any calendar year cannot exceed $300 thousand. In addition, the employment agreement provides that Mr. Levine shall be entitled to an annual bonus of NIS 66 thousand upon meeting goals set by the Board of Directors. The employment agreement also provides that Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car.

In consideration for his service as our CEO, under the employment agreement, on March 17, 2014, Mr. Levine was granted options to purchase 1,500,000 ordinary shares. 600,000 of the options are exercisable at NIS 0.60 each and 900,000 of the options are exercisable at NIS 0.90 each. The options vest over 36 months from October 20, 2013 in 12 equal installments at the end of each calendar quarter for as long as Mr. Levine’s employment with us has not terminated. The options have a term of ten years.

The employment agreement is in effect as of the date of approval at our general meeting of shareholders on March 17, 2014, and continues for a three-year term as of that date. Either party may terminate the employment agreement without cause upon three months’ advance written notice during the first year of the agreement and four months’ advance written notice thereafter. In the case of death or disability, as such terms are defined in the employment agreement, Mr. Levine or his heirs shall be entitled to four months’ salary in addition to any severance pay under applicable law.

On March 25, 2015, a special meeting of shareholders approved a grant to Mr. Levine of an additional bonus of 0.5% of any funds raised by us from any non-existing shareholder of ours up to $36 thousand as well as options to purchase 100,000 ordinary shares exercisable at NIS 0.40 per share. Half the options vest upon grant and half vest in equal quarterly installments over 36 months provided Mr. Levine remains employed or provides services to us. The options have a term of ten years. Such grant was made in consideration of Mr. Levine’s consent to waive 10% of his monthly compensation until the later of a qualified financing and December 31, 2015.

On March 31, 2016, a general meeting of shareholders of the Company approved the allocation of 1,000,000 stock options to the Company’s Chief Executive Officer, exercisable into 1,000,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the first anniversary.

David Kestenbaum

We entered into an employment agreement dated as of January 9, 2014 with Mr. David Kestenbaum, our Chief Financial Officer, or CFO. Mr. Kestenbaum is entitled to a monthly gross base salary of NIS 33 thousand (NIS 396 thousand annually).

The employment agreement provides that upon the successful completion of fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by the Company within a period of three years as of the effective date and, as long as Mr. Kestenbaum is employed by us as CFO, Mr. Kestenbaum shall be entitled to a one-time bonus payment equal to 0.6% of the funds raised, and up to maximum aggregate payment of $120 thousand per year. The employment agreement further provides that upon the successful completion of a transaction made by the Company or any of its fully owned subsidiaries or any entity in its controls receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payment, as long as the Mr. Kestenbaum is employed by us as CFO, Mr. Kestenbaum shall be entitled to a one-time payment equal to 0.5% of the transaction amount actually received by us in such transaction, whether as upfront payments, milestone payments or payments of any other form, and up to maximum aggregate payment of $100 thousand per year. Furthermore, the employment agreement provides that upon the successful completion of a research and development funding in the Company, Mr. Kestenbaum shall be entitled to a one-time bonus payment equal to 0.4% of the funding amount, and up to a maximum aggregate payment of $75 thousand per year. The aggregate of all such bonuses payable to Mr. Kestenbaum in any calendar year cannot exceed $150 thousand. The employment agreement also provides that Mr. Kestenbaum will be entitled to pension and severance benefits, managers’ insurance as commonly acceptable for office holders and a company car.

In consideration for his service as our CFO, under the employment agreement, on December 30, 2013, Mr. Kestenbaum was granted options to purchase 750,000 ordinary shares at an exercise price of NIS 0.5328 per share. The options vest over 36 months in 12 equal installments at the end of each calendar quarter following the grant date for as long as Mr. Kestenbaum’s employment with us has not terminated. The options have a term of ten years.

The employment agreement has a three-year term from the effective date of January 5, 2014. Either party may terminate the employment agreement without cause upon 60 days’ advance written notice. In the case of death or disability, as such terms are defined in the employment agreement, Mr. Kestenbaum or his heirs shall be entitled to four months’ salary in addition to any severance pay under applicable law.

On March 25, 2015, we granted to Mr. Kestenbaum options to purchase 100,000 ordinary shares at an exercise price of NIS 0.40 per share. Half the options vest upon grant and half vest in equal quarterly installments over 36 months provided Mr. Kestenbaum remains employed or provides services to us. The options have a term of ten years.

On June 1, 2015, we granted to Mr. Kestenbaum options to purchase 200,000 ordinary shares at an exercise price of NIS 0.4283 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Mr. Kestenbaum remains employed or provides services to us. The options have a term of ten years.

Shlomo Shalev

On December 28, 2015, our Board of Directors approved the terms upon which Shlomo Shalev shall serve as Chairman, subject to shareholder approval. Commencing September 1, 2015, Mr. Shalev shall be entitled to a monthly fee of NIS 20 thousand for at least 65 hours per month. In addition, Mr. Shalev shall be entitled to options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.60 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Mr. Shalev provides services to us. The options have a term of ten years. On March 31, 2016, Mr. Shalev’s remuneration as Chairman was approved by an annual general meeting of the Company’s shareholders.

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a director. Commencing on such date, Dr. Schapiro shall serve as a consultant to us for a monthly fee of $1.5 thousand increasing to $3 thousand upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described above). One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Dr. Schapiro provides services to us. The options have a term of ten years. The consulting agreement continues in force unless terminated without cause upon 30 days’ advance written notice.

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

Election of Directors and Terms of Office

Our Board of Directors currently consists of seven members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our Board of Directors, whose proposal is then approved by the board. The current members of the nomination committee are David Bassa, Osnat Hillel Fain and Oded Nagar. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On December 30, 2014, the annual general meeting of our shareholders appointed four new members to the Company’s board of directors - Dr. Jonathan Schapiro, Dr. Dobroslav Melamed, Doron Turgeman and Shlomo Shalev. At the same annual general meeting, Mr. David Bassa was re-elected to serve as a director of the Company. On March 25, 2015, Osnat Hillel Fain and Oded Nagar were elected as external directors to serve for a three-year term until March 24, 2018. On August 31, 2015, David Bassa resigned as Chairman of the Board of Directors (though he remains as a director) and Shlomo Shalev was appointed to serve as interim Chairman of the Board of Directors on such date. On March 31, 2016, an annual general meeting of the Company’s shareholders approved the appointment of Shlomo Shalev as Chairman of the Board of Directors. At the same general meeting, Dr. Jonathan Schapiro, Dr. Dobroslav Melamed, Doron Turgeman and David Bassa were re-elected to serve as directors of the Company.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Osnat Hillel Fain, with Doron Turgeman, who serves as the audit committee financial expert, and Oded Nagar as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Compensation Committee

Amendment no. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012, or Amendment no. 20. In general, Amendment no. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, Amendment no. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

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

Doron Turgeman is the chairman of our compensation committee. Osnat Hillel Fain and Oded Nagar serve as the other members of our compensation committee.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s board of directors.

As detailed above, our compensation committee consists of three independent directors: Doron Turgeman, Osnat Hillel Fain and Oded Nagar. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

As of the date hereof, the Company has three full-time employees, and three part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date hereof by the members of our senior management, board of directors, individually and as a group. The beneficial ownership of ordinary shares is based on 273,865,799 ordinary shares outstanding as of the date hereof and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date hereof, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chairman of the Board	62,500	(1)	*
Josh Levine Chief Executive Officer	1,316,667	(2)	*
David Kestenbaum Chief Financial Officer	679,167	(3)	*
Osnat Hillel Fain Director	50,000	(4)	-
Oded Nagar Director	50,000	(4)	-
David Bassa Director	23,839,347	(5)	8.7%
Jonathan Schapiro Director	125,000	(6)	*
Doron Turgeman Director	620,000	(7)	*
Dobroslav Melamed Director	62,500	(8)	*

Directors and Senior Management as a group (9 persons)	26,805,181		9.7%

* Denotes less than 1%

(1)	Includes 62,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024. Excludes options to purchase 1,587,500 ordinary shares that vest in more than 60 days from the date hereof.

(2)	Includes (i) 500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until March 16, 2024, (ii) 750,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.90 per share exercisable until March 16, 2024, and (iii) 66,667 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025. Excludes 1,283,333 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(3)	Includes (i) 562,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.5328 per share exercisable until December 29, 2023, (ii) 66,667 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025, and (iii) 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.4283 per share until May 31, 2025. Excludes 370,833 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(4)	Includes 50,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025. Excludes options to purchase 100,000 ordinary shares that vest in more than 60 days from the date hereof.

(5)	Includes (i) 21,705,987 ordinary shares, (ii) 71,112 ADSs representing 1,422,240 ordinary shares, and (iii) warrants to purchase 35,556 ADSs representing 711,120 ordinary shares at $2.25 per ADS until October 6, 2020. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(6)	Includes (i) 62,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 62,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024. Excludes options to purchase 175,000 ordinary shares that vest in more than 60 days from the date hereof.

(7)	Includes (i) 340,000 ordinary shares represented by 17,000 ADSs, (ii) 230,000 ordinary shares, and (iii) 62,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024. Excludes options to purchase 87,500 ordinary shares that vest in more than 60 days from the date hereof.

(8)	Includes (i) 62,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024. Excludes options to purchase 87,500 ordinary shares that vest in more than 60 days from the date hereof.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 18 of our consolidated financial statements for the year ended December 31, 2015.

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

As of the date hereof, we have granted to employees, directors and consultants options that are outstanding to purchase up to 6,430,000 ordinary shares under two share option plans.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options between 2001 and 2011, at exercise prices between $0.03 and $1.58 per ordinary share. Up to 2,200,000 ordinary shares were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares, as well as forfeited and expired options that reverted to the pool due to departure of employees. Options granted to Israeli employees were made in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

As of the date hereof, options to purchase 60,000 ordinary shares were outstanding, all of which were fully vested. The option term is for a period of ten years from the grant date. On May 2, 2011, the 2001 Plan expired and no further options may be granted under this plan.

2011 Share Option Plan

On August 29, 2011, our Board of Directors approved the adoption of an employee stock option scheme for the grant of options exercisable into shares of the Company according to section 102 to the Israeli Tax Ordinance, or the 2011 Plan, and to reserve up to 10 million ordinary shares in the framework of the 2011 Plan, for options allocation to employees, directors and consultants.

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by us and the abovementioned section 102, we are not entitled to receive a tax deduction that relates to remuneration paid to our employees, including amounts recorded as salary benefit in our accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by our Board of Directors on the date of the actual allocation.

As of the date hereof, we have granted options to purchase 6,370,000 ordinary shares under the 2011 Plan at exercise prices between $0.10 and $0.23 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 17 to the consolidated financial statements for the year ended December 31, 2015.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 4,403,267 ADSs outstanding, held by 49 DTC participants and 1 registered shareholder, whose holdings represented approximately 32 % of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 273,865,799 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	48,857,076	17.84%

Sabby Management, LLC (1)	22,239,240	8.12%

David Bassa	23,839,347	8.45%

(1) Based on information in Schedule 13G/A filed with the SEC on January 12, 2016. Sabby Management, LLC and Hal Mintz do not directly own any shares of ADRs, but each indirectly owns 1,111,962 shares of ADRs. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 1,111,962 shares of ADRs because it serves as the investment manager of Sabby Healthcare Master Fund, Ltd. and Sabby, Volatility Warrant Master Fund, Ltd., Cayman Islands companies. Mr. Mintz indirectly owns 1,111,962 shares of ADRs in his capacity as manager of Sabby Management, LLC.

B. Related Party Transactions

The following is a description of some of the transactions with related parties to which we, or our subsidiaries, are party, and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. We are required by Israeli law to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and that they are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. See “Management-Compensation-Employment Agreements”.

InterCure

In July 2012, we acquired the control over InterCure Ltd, or InterCure, a public company whose shares are traded on the TASE and which develops a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and markets and sells a home therapeutic device for hypertension. As a result of a series of transactions including a transaction, that closed in February 2015, between InterCure and Green Forest Global Ltd., or Green Forest, a company wholly owned by Mr. Alexander Rabinovitch (a greater than 5% shareholder of ours), our holdings in InterCure were diluted to 5.82% of the issued and outstanding share capital of InterCure.

More specifically, on November 3, 2014, InterCure announced that on November 2, 2014, its Audit Committee and Board of Directors approved the signing of an agreement with Green Forest which was then approved by InterCure’s shareholders on December 23, 2014. The agreement closed on February 15, 2015 with the following material events occurring between February 1, 2015 and April 2, 2015:

•	On February 1, 2015, in accordance with a request made by the Israeli Securities Authority to increase public holdings in InterCure prior to the execution of the agreement, we sold 2,166,667 shares of InterCure to a non-related third party, for an amount of approximately $17 thousand.

•	On February 8, 2015, InterCure effected a 1 for 10 reverse split.

•	On February 15, 2015, an outstanding loan of $50 thousand owed by InterCure to us was converted into 569,470 ordinary shares of InterCure. At the same time, Green Forest was issued 2,622,647 ordinary shares of InterCure.

•	On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering dated February 22, 2015.

•	On March 31, 2015, we and Green Forest mutually agreed to terminate the voting agreement signed by the parties on February 12, 2015. Following said termination, the directors appointed by us resigned from the board of directors of InterCure.

•	On April 2, 2015, Green Forest was issued an additional 2,622,647 ordinary shares of InterCure.

The foregoing information is based on public filings made by InterCure to the Israeli Securities Authorities.

Alexander Rabinovitch

In April 2015, Alex Rabinovitch, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 155,556 ADSs representing 3,111,120 ordinary shares in a registered direct offering at $2.25 per ADS for a purchase price of $350,001. In addition, we issued unregistered warrants to purchase 77,778 ADSs representing 1,555,560 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein.

David Bassa

In April 2015, David Bassa, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 71,112 ADSs representing 1,422,240 ordinary shares in a registered direct offering at $2.25 per ADS for a purchase price of $160,002. In addition, we issued unregistered warrants to purchase 35,556 ADSs representing 711,120 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements appear in this annual report on Form 20-F. See “Item 18. Financial Statements.”

Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

On June 1, 2012, the Company filed an application for relisting its ADSs on the Nasdaq Capital Market, or Nasdaq. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq under the ticker symbol “XTLB”.

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

	U.S.$
	Price Per ADS
	High	Low
Annual:
2015	2.60	1.41
2014	4.95	1.59
2013	7.42	2.24
2012	8.50	3.00
2011	5.40	2.00

Quarterly:
First Quarter of 2016 (until March 30, 2016)	1.50	1.10
Fourth Quarter 2015	1.96	1.41
Third Quarter 2015	2.00	1.60
Second Quarter 2015	2.44	1.90
First Quarter 2015	2.60	1.88
Fourth Quarter 2014	3.38	1.59
Third Quarter 2014	3.50	1.70
Second Quarter 2014	4.95	2.48
First Quarter 2014	4.30	2.73

Most Recent Six Months:
March 2016 (until March 30, 2016)	1.36	1.10
February 2016	1.36	1.20
January 2016	1.50	1.30
December 2015	1.70	1.45
November 2015	1.84	1.55
October 2015	1.96	1.45
September 2015	1.85	1.60

The following table sets forth, for the periods indicated, the high and low closing prices of the NIS 0.1 par value ordinary shares (after the 1:5 share consolidation which was resolved on June 22, 2009) on the Tel-Aviv Stock Exchange. For comparative purposes only, we have also provided such figures translated into US Dollars at an exchange rate of 3.788 New Israeli Shekel per US Dollar, as of March 30, 2016 according to the Bank of Israel.

	New Israeli Shekel		US Dollar
Last Six Calendar Months	High	Low	High	Low
March 2016 (until March 30, 2016)	0.267	0.230	0.070	0.061
February 2016	0.267	0.243	0.070	0.064
January 2016	0.324	0.248	0.086	0.065
December 2015	0.320	0.291	0.084	0.077
November 2015	0.350	0.300	0.092	0.079
October 2015	0.358	0.330	0.095	0.087
September 2015	0.343	0.305	0.091	0.081
Financial Quarters During the Past Two Full Fiscal Years
First Quarter of 2016 (until March 30, 2016)	0.324	0.230	0.086	0.061
Fourth Quarter of 2015	0.358	0.291	0.095	0.077
Third Quarter of 2015	0.388	0.301	0.102	0.079
Second Quarter of 2015	0.470	0.369	0.124	0.097
First Quarter of 2015	0.484	0.369	0.128	0.097
Fourth Quarter of 2014	0.523	0.315	0.138	0.083
Third Quarter of 2014	0.580	0.338	0.153	0.089
Second Quarter of 2014	0.750	0.473	0.198	0.125
First Quarter of 2014	0.733	0.469	0.194	0.124
Full Five Financial Years
2015	0.484	0.291	0.128	0.077
2014	0.750	0.315	0.198	0.083
2013	1.348	0.383	0.356	0.101
2012	1.675	0.521	0.442	0.138
2011	0.950	0.414	0.251	0.109

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

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of an act or omission in the capacity of an office holder for:

•	a breach of the office holder’s duty of care towards the company or towards another person;

•	a breach of the office holder’s fiduciary duty to the company, provided that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

•	a financial liability imposed upon the office holder in favor of another person.

•	A financial liability imposed on the office holder's for all victims of the violation in an Administrative Proceeding.

•	Expenses incurred by the office holder's in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as an office holder:

•	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; and

•	reasonable litigation expenses, including legal fees, actually incurred by the office holder or imposed upon him or her by a court, in a proceeding brought against him or her by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted; furthermore, a company can, with a limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.
•	financial liability imposed on the office holder for all victims of the violation in an Administrative Proceeding.

•	expenses incurred by the office holder in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

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

ORDINARY SHARES

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital was NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consisted of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000 thousand to NIS 70,000 thousand divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. The share consolidation was effected in June 22, 2009.

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

Under the Israeli Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority. Our Articles of Association provide that all decisions may be made by a simple majority. See “Duties of Shareholders” above for certain duties of shareholders towards the company.

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

Rights of Shareholders

Under the Israeli Companies Law, our shareholders have the right to inspect certain documents and registers including the minutes of general meetings, the register of shareholders and the register of substantial shareholders, any document held by us that relates to an act or transaction requiring the consent of the general meeting as stated above, our Articles of Association and our financial statements, and any other document which we are required to file under the Israeli Companies Law or under any law with the Registrar of Companies or the Israeli Securities Authority, and is available for public inspection at the Registrar of Companies or the Securities Authority, as the case may be.

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

We have been informed by our legal counsel in Israel, Doron Tikotsky Kantor Gutman Cederboum & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a US court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

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

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

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

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

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

Rights of Non-Israeli Shareholders to Vote

Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel is not restricted in any way by our Articles of Association or by the laws of the State of Israel.

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

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

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

Material Contracts

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal ”), a Gibraltar private company, for the rights to a use patent on rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. Multiple Myeloma is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. Such payment of $350 thousand mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of the Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of at least $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See note 12 to the consolidated financial statements: Intangible Asset).

MinoGuard Ltd.

On March 24, 2011, we entered into a Memorandum of Understanding with MinoGuard, pursuant to which we agreed to acquire the exclusive rights to SAM-101 by obtaining an exclusive license to use MinoGuard’s entire technology. SAM-101 is based on a combination of anti-psychotic drugs with minocycline, a recognized medicinal compound. On November 30, 2011, we received a worldwide exclusive license from MinoGuard under which we agreed to develop and commercialize MinoGuard’s technology for the treatment of psychotic disorders focusing on Schizophrenia. Under the agreement, we are to conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from MinoGuard’s technology, with no limitations for a specific disorder. In consideration, we shall pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, we agreed to pay MinoGuard royalty-based payments on products that are based on the technology, equal to 3.5% of the net sales and/or percentage from the Company third-party out-license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company had the sole discretion to pay any of the above amounts in cash or by way of issuing ordinary shares of the Company to MinoGuard. In addition to the above payments, and in accordance with the above agreement, since as of June 30, 2013, XTL had not commenced a phase 2 clinical trial, we have paid MinoGuard an annual license fee, by way of the issuance of 175,633 ordinary shares of the Company, representing a value of $45 thousand, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $135 thousand, for the 12 month period between July 1, 2014 and June 30, 2015.

On May 25, 2015, the Company provided MinoGuard with a notice of termination whereby, as of June 24, 2015, the rights and license granted according to the license agreement were terminated and all rights in and to the licensed technology reverted to MinoGuard.

hCDR1

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop, and commercialize hCDR1, a Phase II-ready asset for the treatment of SLE, among other indications. In consideration, the Company is responsible for a patent expense reimbursement in six installments totaling approximately $400 thousand. The Company is required to make milestone payments of $2.2 million: $200 thousand upon starting Phase III, $1 million upon U.S. Food and Drug Administration approval and $250 thousand for regulatory approval in each of China and three of the European Union’s Group of Six. In addition, the Company will pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever the Company receives from any sub-licensee.

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

On September 11, 2013, the Company entered into an agreement for the purchase of another 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. On September 12, 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics’ issued and outstanding share capital as of the date of the agreement in consideration of approximately $ 3.4 million (approximately NIS 12 million). According to the agreement, on the consummation date, the Company received an amount of approximately $ 2.7 million (approximately NIS 9.6 million) and the balance was held in escrow until the completion of an inspection process by an inspector and the execution of a stay of proceeding pursuant to Section 350 to the Israeli Companies Law in Proteologics. As of the date hereof the entire considerations has been delivered to the Company and no amount remains in escrow.

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

Taxation

The following discussion summarizes certain Israeli and U.S. federal income tax consequences that may be material to our shareholders, but is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations that may be relevant to holders of our ordinary shares. This discussion is based on existing law, judicial authorities and administrative interpretations, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete analysis of all potential tax consequences of owning our ordinary shares. In particular, this discussion does not take into account the specific circumstances of any particular holder or holders who may be subject to special rules, such as tax-exempt entities, broker-dealers, shareholders subject to Alternative Minimum Tax, shareholders that actually or constructively own 10% or more of our voting securities, shareholders that hold ordinary shares or ADSs as part of straddle or hedging or conversion transaction, traders in securities that elect mark to market, banks and other financial institutions or partnerships or other pass-through entities.

We urge shareholders to consult their own tax advisors as to the potential U.S., Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADSs, including, in particular, the effect of any foreign, state or local taxes. For purposes of the entire Taxation discussion, we refer to ordinary shares and ADSs collectively as ordinary shares.

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us.

Corporate Tax Rate

The corporate tax rate in Israel was 26.5%, 26.5% and 25% for the years ended December 31, 2015, 2014 and 2013, respectively.

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

In December 2011, following the enactment of the Law for the Changing the Tax Burden (Legislative Amendments), 2011 (hereafter - “Tax Burden Distribution Law”), the phased reduction in the corporate tax was eliminated, and the corporate tax rate in 2012 and thereafter was set to 25%.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013 (the “Law”) was published in the Government’s records. Among other things, the Law prescribes from the 2014 tax year and thereafter, an increase in the Israeli corporate tax rate to 26.5% (instead of 25%).

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%, effective for the year beginning January 1, 2016.

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

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions or if the capital gains from such sale are considered as business income attributable to a permanent establishment of the U.S. resident in Israel. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.

The tax rate imposed on dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents was set at a rate of 20%. With respect to “substantial shareholders,” as defined above, at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate was 25%. In December 2011, following the enactment of the Tax Burden Distribution Law, the tax rates mentioned above were increased to 25% and 30%, respectively, from 2012 and thereafter. The taxation of dividends distributed by an Israeli company to another Israeli corporate tax resident is generally exempt from tax.

In any case, dividends distributed from the taxable income attributable to an Approved Enterprise Privileged Enterprise or Preferred Enterprise, to both Israeli tax residents and non-Israeli residents will be subject to 15%-20% tax rate.

Notwithstanding, dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents were subject to a 20% or 25% (for “substantial shareholders”) withholding tax, which was increased to 25% and 30%, respectively from 2012 and thereafter, following the enactment of the Tax Burden Distribution Law (15%-20% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise Privileged Enterprise or Preferred Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends distributed by an Israeli company to another Israeli tax resident company are generally exempt, unless such dividends are distributed from taxable income attributable to an Approved Enterprise, in which case such dividends are taxed at a rate of 15%, or unless such dividends are distributed from income that was not sourced in Israel, in which case such dividends are taxed at a rate of 25%.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of a company during the company’s taxable year preceding the distribution of the dividend and the portion of the company’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS OF ORDINARY SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF ORDINARY SHARES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS OF ORDINARY SHARES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion applies only to a holder of our ordinary shares who qualifies as a “U.S. holder”. For purposes of this discussion a “U.S. holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) that was created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this report, all of which are subject to change or differing interpretation, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-U.S. tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. holders entitled to special treatment under U.S. federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special U.S. federal income tax rules applicable in special circumstances, including to U.S. holders who:

•	have elected mark-to-market accounting;

•	hold our ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	are tax exempt entities;

•	are persons who acquire shares in connection with employment or other performance of services; and

•	have a functional currency that is not the U.S. dollar.

Additionally, this discussion does not consider the tax treatment of partnerships or persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes.

Each prospective shareholder is urged to consult its tax advisor regarding the particular tax consequences to such holder of ownership and disposition of our shares, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Taxation of Distributions Paid on Ordinary Shares

Subject to the description of the passive foreign investment company rules below, a U.S. holder will be required to include in gross income as ordinary income from sources outside of the U.S. the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares.

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed to a non-corporate holder at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 121 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss with respect to the stock. A “qualified foreign corporation” is either a corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. or a corporation whose stock, the shares of which are with respect to any dividend paid by such corporation, is readily tradable on an established securities market in the United States (including, for this purpose, ADSs traded on a securities market in the United States with respect to the foreign corporation’s shares). However, a foreign corporation will not be treated as a “qualified foreign corporation” if it is a passive foreign investment company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a US holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distribution is received by the US holder (or, in the case of ADSs, on the day the distribution is received by the depository). A U.S. holder that receives a foreign currency distribution and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See “- Israeli Tax Considerations-Taxation of Dividends” above. If a U.S. holder receives a dividend from us that is subject to Israeli withholding, the following would apply:

•	You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.

•	You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. income tax liability. However, to the extent that 25% or more of our gross income from all sources was effectively connected with the conduct of a trade or business in the U.S. (or treated as effectively connected, with limited exceptions) for a three-year period ending with the close of the taxable year preceding the year in which the dividends are declared, a portion of this dividend will be treated as U.S. source income, possibly reducing the allowable foreign tax.

•	The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the part of your U.S. tax attributable to your net foreign source passive income. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by U.S. persons, you may be required to treat the part of the dividend attributable to U.S. source earnings and profits as U.S. source income, possibly reducing the allowable credit.

.

•	A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or, alternatively, to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

•	If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your XTL dividends in determining your taxable income.

•	Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

•	If you are a U.S. corporation holding our stock, the general rule is that you cannot claim the dividends-received deduction with respect to our dividends. There is an exception to this rule if you own at least 10% of our ordinary shares (by vote) and certain conditions are met.

Special rules, described below, apply if we are a passive foreign investment company.

Taxation of the Disposition of Ordinary Shares

Subject to the description of the passive foreign investment company rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost of those shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations for both corporate and individual shareholders.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received from a sale of ordinary shares as of the date that the sale settles, and will generally have no additional foreign currency gain or loss on the sale, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss, unless the U.S. holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating this foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2015 and although we have not determined whether we will be a PFIC in 2016, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

If we are classified as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under this special regime, any excess distribution and recognized gain would be treated as ordinary income and the federal income tax on such ordinary income would be determined as follows: (i) the amount of the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period for our ordinary shares; (ii) U.S. federal income tax would be determined for the amounts allocated to the first year in the holding period in which we were classified as a PFIC and for all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge would be added to this tax, calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred would be taxed as ordinary income but without the imposition of an interest charge.

A U.S. holder may generally avoid the PFIC “excess distribution” regime by electing to treat his PFIC shares as a “qualified electing fund.” If a U.S. holder elects to treat PFIC shares as a qualified electing fund, also known as a “QEF Election,” the U.S. holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder may make a QEF Election with respect to a PFIC for any taxable year in which he was a shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the U.S. holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. holder’s income tax return for the first taxable year to which the election will apply.

A QEF Election is made on a shareholder-by-shareholder basis. A U.S. holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed U.S. federal income tax return.

Alternatively, a U.S. holder may also generally avoid the PFIC regime by making a so-called “mark-to-market” election. Such an election may be made by a U.S. holder with respect to ordinary shares owned at the close of such holder’s taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or an equivalent regulated and supervised foreign securities exchange.

If a U.S. holder were to make a mark-to-market election with respect to ordinary shares, such holder generally will be required to include in its annual gross income the excess of the fair market value of the PFIC shares at year-end over such shareholder’s adjusted tax basis in the ordinary shares. Such amounts will be taxable to the U.S. holder as ordinary income, and will increase the holder’s tax basis in the ordinary shares. Alternatively, if in any year, a United States holder’s tax basis exceeds the fair market value of the ordinary shares at year-end, then the U.S. holder generally may take an ordinary loss deduction to the extent of the aggregate amount of ordinary income inclusions for prior years not previously recovered through loss deductions and any loss deductions taken will reduce the shareholder’s tax basis in the ordinary shares. Gains from an actual sale or other disposition of the ordinary shares with a “mark-to-market” election will be treated as ordinary income, and any losses incurred on an actual sale or other disposition of the ordinary shares will be treated as an ordinary loss to the extent of any prior “unreversed inclusions” as defined in Section 1296(d) of the Code.

The mark-to-market election is made on a shareholder-by-shareholder basis. The mark-to-market election is made by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to the holder’s timely filed U.S. federal income tax return for the year of election. Such election is effective for the taxable year for which made and all subsequent years until either (a) the ordinary shares cease to be marketable stock or (b) the election is revoked with the consent of the IRS.

In view of the complexity of the issues regarding our treatment as a PFIC, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

Information Reporting and Back-Up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on ordinary shares. Existing regulations impose information reporting and back-up withholding on dividends paid in the U.S. on ordinary shares and on proceeds from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. Back-up withholding is not an additional tax. The amount of any back-up withholding will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that specified required information is furnished to the IRS on a timely basis.

Documents on Display

We file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as US companies, we generally announce publicly our interim and year-end results promptly on a voluntary basis and will file that periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov .

We also maintain a website at http://www.xtlbio.com, but information contained on our website does not constitute a part of this report and is not incorporated by reference into this report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits in accordance with our investment policy. As of December 31, 2015, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2015, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We generate most of our revenues and hold most of our cash, cash equivalents and bank deposits in U.S. dollars. While a substantial amount of our operating expenses are in U.S. dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers, as our head office is located in Israel. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel or other currencies, and as a result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury risk management policy is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time and this in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

As of December 31, 2015, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 20 thousand lower (2014 – post-tax loss approximately $ 85 thousand lower; 2013 - post-tax loss approximately $ 157 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)     Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2015, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

(b)     Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2015.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c)     Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Osnat Hillel Fain, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (http://www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 HaCharoshet Street, Raanana 4365603, Israel.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2015 and 2014.

	2015	2014
	U.S. dollars in thousands
Audit fees	52	52
Audit-related fees (1)	60	22
Tax fees	-	-
All Other fees	-	-
Total	112	74

(1)	Related to the Company’s filing of registration statements

The audit fees for the years ended December 31, 2015 and 2014, respectively, were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial statements and statutory audits, including Israeli tax reports.

The audit-related fees above do not include InterCure’s audit-related fees for the year ended December 31, 2014 in the amount of $28 thousand.

For the fiscal years ended December 31, 2015 and 2014, all of our audit-related fees, tax fees and other fees were pre-approved by our audit committee.

 ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they instead elect to comply with home country practices and disclose where they have elected to do so. As noted above, we are currently in compliance with Nasdaq rules relating to the independence of our board of directors and our audit committee. Our board of directors and our audit committee has adopted a written charter for the audit committee setting forth the responsibilities of the audit committee as required by the SEC and Nasdaq. Also as noted above, we currently have a nomination committee to identify, review and recommend to the Board of Directors individuals believed to be qualified to become directors. We have adopted a written charter for the nomination committee, as required by Nasdaq. We currently have in place a compensation committee, as discussed in more detail above. We have adopted a written charter for the compensation committee.

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 HaCharoshet Street, Raanana 4365603, Israel.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

We have audited the accompanying balance sheets of XTL Biopharmaceuticals Ltd and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of XTL Biopharmaceuticals Ltd. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Tel-Aviv, Israel	Kesselman & Kesselman
March 31, 2016	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2015	2014
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	3,817	2,159
Marketable securities	7	251	-
Other accounts receivable	8	197	437

		4,265	2,596

Assets of disposal group classified as held for sale	5	-	505

		4,265	3,101

NON-CURRENT ASSETS:
Restricted deposits		10	21
Property, plant and equipment, net		11	24
Intangible assets, net	11	1,037	2,498

		1,058	2,543

Total assets		5,323	5,644

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2015	2014
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	118	217
Other accounts payable	13	318	298

		436	515

Liabilities of disposal group classified as held for sale	5	-	450

		436	965

NON-CURRENT LIABILITIES		-	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	16
Share capital – ordinary shares of NIS 0.1 par value: authorized – December 31, 2015 and 2014 – 700,000,000 shares; issued and outstanding:
December 31, 2015 – 273,525,799
December 31, 2014 – ** 232,812,446		6,606	6,198
Premium on shares, options and warrants		150,748	148,276
Reserve from transactions with non-controlling interests		20	9
Accumulated deficit		(152,487)	(148,322)
Treasury shares, at cost:
December 31, 2014 – 4,354,881		-	(1,501)

		4,887	4,660
NON-CONTROLLING INTERESTS		-	19

Total equity		4,887	4,679

Total liabilities and equity		5,323	5,644

** Net of treasury shares

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board: March 31, 2016.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2015	2014	2013
	Note	U.S. dollars in thousands (except per share data)
Continuing operations:
Research and development expenses	18	(578)	(278)	(82)
General and administrative expenses	19	(1,419)	(1,744)	(1,329)
Impairment of intangible assets	11	(1,604)	-	-
Other gains (losses), net	20	(10)	-	1,059

Operating loss		(3,611)	(2,022)	(352)

Finance income		4	10	65
Finance expenses		(15)	(107)	(6)

Finance income (expenses), net	21	(11)	(97)	59

Loss from investment in associate	10	-	-	(845)

Loss from continuing operations		(3,622)	(2,119)	(1,138)

Loss from discontinued operations	5	(689)	(746)	(2,575)

Total loss for the year		(4,311)	(2,865)	(3,713)

Other comprehensive income (loss) from discontinued operations:
Items that might be classified to profit or loss:
Foreign currency translation adjustments		-	-	108
Reclassification of foreign currency translation adjustments to Other gains, net		-	-	(221)

Total other comprehensive loss from discontinued operations		-	-	(113)

Total comprehensive loss		(4,311)	(2,865)	(3,826)

Total loss attributable to:
Equity holders of the Company		(4,313)	(2,527)	(2,476)
Non-controlling interests from discontinued operations		2	(338)	(1,237)

		(4,311)	(2,865)	(3,713)

Total comprehensive loss attributable to:
Equity holders of the Company		(4,313)	(2,527)	(2,589)
Non-controlling interests from discontinued operations		2	(338)	(1,237)

		(4,311)	(2,865)	(3,826)

Basic and diluted loss per share:
From continuing operations		(0.014)	(0.009)	(0.005)
From discontinued operations		(0.003)	(0.002)	(0.006)

Loss per share for the period		(0.017)	(0.011)	(0.011)

Weighted average number of issued ordinary shares		263,730,467	231,224,512	223,605,181

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Total comprehensive loss	-	-	(4,313)	-	-	(4,313)	2	(4,311)

Share-based payment to employees and others	-	-	148	-	-	148	-	148
Purchase of intangible assets through issuance of equity	8	76	-	-	-	84	-	84
Issuance of shares and warrants	400	2,983	-	-	-	3,383	-	3,383
Transaction with non-controlling interests in InterCure	-	-	-	-	11	11	5	16
Loss of control in InterCure	-	(587)	-	1,501	-	914	(26)	888

Balance as of December 31, 2015	6,606	150,748	(152,487)	-	20	4,887	-	4,887

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2015	2014	2013
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(4,311)	(2,865)	(3,713)
Adjustments to reconcile loss to net cash used in operating activities (a)		2,450	395	1,214

Net cash used in operating activities		(1,861)	(2,470)	(2,499)

Cash flows from investing activities:

Deconsolidation of subsidiary		(55)	-	-
Proceeds from sale of investment in associate		-	291	3,054
Decrease in restricted deposit		21	2	-
Increase in restricted deposit		(10)	-	-
Decrease (increase) in short-term bank deposits		-	1,216	366
Purchase of property, plant and equipment		(2)	(8)	(84)
Purchase of intangible assets	11	(64)	(2)	-

Net cash provided by (used) in investing activities		(110)	1,499	3,336

Cash flows from financing activities:

Proceeds from issuance of shares and options	16	3,559	79	-
Exercise of warrants and options into shares	16	-	-	34
Sale of subsidiary shares		20	-	-
Sale of treasury shares		-	230	283

Net cash provided by financing activities		3,579	309	317

Increase (decrease) in cash and cash equivalents		1,608	(662)	1,154
Gains (losses) from exchange rate differences on cash and cash equivalents		(2)	(14)	37
Reclassification of cash in subsidiary to assets of disposal group held for sale		52	(52)	-
Cash and cash equivalents at beginning of year		2,159	2,887	1,696

Cash and cash equivalents at end of year		3,817	2,159	2,887

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2015	2014	2013
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization		7	53	313
	Loss from disposal of property, plant and equipment		5	142	2
	Loss from disposal of intangible assets	11	5	-	-
	Share-based payment transactions to employees and others	17	148	278	(65)
	Revaluation of short-term deposits		-	62	(29)
	Gains (losses) from exchange rate differences on cash and cash equivalents		2	14	(37)
	Disposal of investment in subsidiary	5	689	-	-
	Change in employee benefit liabilities, net		-	12	(2)
	Loss (gain) from change in holding rate in associate	10	-	-	(10)
	Earnings from investment in associate	10	-	-	845
	Impairment of intangible assets	11	1,604	-	1,729
	Gain from sale of investment in associate		-	-	(1,051)
	Other financial expenses		6	-	-

			2,466	561	1,695
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables		-	58	(50)
	Decrease (increase) in other accounts receivable and income taxes receivable		36	(130)	30
	Decrease (increase) in inventories	5	-	184	(73)
	Decrease in trade payables		(117)	(210)	(86)
	Increase (decrease) in other accounts payable		65	(68)	(302)

			(16)	(166)	(481)

			2,450	395	1,214

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2015	2014	2013
		Note	U.S. dollars in thousands

(b)	Additional information on cash flows from operating activities:

	Interest received		-	9	24

(c)	Non-cash transactions:

	Conversion of convertible loan into capital in subsidiary		-	-	377

	Share-based payment to third party		84	173	49

	Allotment of shares to Aurum		-	-	913

	Receivables from sale of investment in associate		-	-	297

(d)	De-consolidation of subsidiary:	5

	Non-current assets held for sale		507	-	-
	Non-current liabilities held for sale		(449)	-	-
	Disposal of treasury shares		1,501	-	-
	Negative premium from disposal of treasury shares		(587)	-	-
	Investment in associate at fair value		(482)	-	-
	Loss from disposal of subsidiary		(464)
	Non-controlling interests		(26)	-	-

			-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 HaCharoshet Street, Raanana 4365603, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of December 31, 2015, the Company has the following subsidiary:

Xtepo Ltd. – a wholly owned (100%) private company incorporated in Israel which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

The Company and Xtepo Ltd. are heretofore referred to as the Group.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 1:	GENERAL (Cont.)

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances will allow the Company to finance its activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2016 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company may be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following is a discussion of significant accounting policies relating to continuing operations of the Group. For a discussion of significant accounting policies with regard to discontinued operations, see note 5 below.

a.	Basis of presentation of the financial statements:

The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been consistently applied to all the years presented, unless otherwise stated and have been prepared under the historical cost convention, as adjusted for financial assets presented at fair value.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Each reporting date, the Group determines if there are indicators of impairment in the investment in the associate. In such case, the Group calculates the amount of the impairment as the difference between the recoverable amount of the investment in the associate (the higher of the value in use and the fair value less selling costs) and its carrying amount and recognizes the amount of impairment in profit or loss in the line item of “losses from investment in associate”.

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

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar in relation to the NIS:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2015	0.33
December 31, 2014	12.04
December 31, 2013	(7.02)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2015	3.902
December 31, 2014	3.889

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

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

Exchange rate differences for the years ended December 31, 2014 and 2013 have been reclassified in these financial statements into line item “gain (loss) from exchange rate differences.”

d.	Property, plant and equipment:

Items of property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses.

Depreciation of property, plant and equipment is calculated on a straight-line basis to reduce their cost to their residual value over their useful life as follows:

% per-year

Computers	33
Office furniture and equipment	6 – 15 (mainly 6)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see f below).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use. An intangible asset with an indefinite useful life shall not be amortized. These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets. See note 11 for further details.

2.	Research and development:

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2015, the Group did not capitalize development costs to intangible assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Impairment of non-financial assets:

Intangible assets which are not yet available for use are not depreciated and impairment in their respect is tested at least every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

g.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the loans and receivables category. The classification depends on the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables are included in the line items: “other accounts receivable”, “cash and cash equivalents”, and “restricted deposits” in the statement of financial position.

Financial assets available for sale:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recognition and measurement:

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

i.	Share capital:

The Company’s ordinary shares are classified as share capital. Incremental costs directly attributable to the issuance of new shares, options and warrants are shown in equity as a deduction, from the issuance proceeds.

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

j.	Trade payables:

Trade payables are the Group’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Taxes on income:

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

It is not probable that taxable profit will be available against which the unused tax losses can be utilized, therefore a deferred tax asset is not recognized.

l.	Employee benefits:

1.	Employment benefits for retirement compensation/pension:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Share-based payment:

The Group operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees’ services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment arrangement are to be satisfied.

At each reporting date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income (loss) with a corresponding adjustment in equity.

When options are exercised, the Company issues new shares. The proceeds net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Share-based payment transactions in which the Company acquired assets as consideration for the Company’s equity instruments are measured at the value of the assets acquired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Leases:

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

In calculating diluted loss per share, in addition to the average of ordinary shares (net of treasury shares) used for calculating basic loss per share, the weighted average number of shares that will be issued assuming that all the potentially dilutive shares are converted into shares is also taken into consideration. Potential shares are taken into account as above only when their effect is dilutive (reduces the earnings or increases the loss per share). For each of the three years ended December 31, 2015, 2014 and 2013, respectively, the effect of potential shares was anti-dilutive, and therefore were not taken into consideration when calculating loss per share.

p.	Non-current assets (or disposal groups) held for sale:

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

q.	New and amended IFRS standards:

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2015 reporting periods and have not been early adopted by the Company:

IFRS 9, “Financial Instruments” (“IFRS 9”):

IFRS 9 replaces the multiple classification and measurement models in IAS 39 “Financial instruments: Recognition and measurement” with a single model that has initially only two classification categories: amortized cost and fair value. Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. All fair value movements on financial assets are taken through the statement of profit or loss, except for equity investments that are not held for trading, which may be recorded in the statement of profit or loss or in reserves (without subsequent recycling to profit or loss).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 3:	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

1.	Intangible assets

(i)	In testing impairment of unamortized intangible assets (licenses and patent rights), the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows.

See note 11 below for further information regarding impairment of intangible assets.

2.	Share-based payments – in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

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

a.	Market risks:

Foreign currency exchange rate risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from assets and liabilities denominated in currency that is other than the functional currency.

The Company treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents in the amount of the anticipated NIS-denominated liabilities for six to twelve consecutive months from time to time and this in line with the directives of the Company’s Board.

As of December 31, 2015, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $ 20 thousand lower (2014 – loss approximately $ 85 thousand lower; 2013 – loss approximately $ 157 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

b.	Liquidity risk:

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

As of December 31, 2015 and 2014, the maturity of the Group’s financial liabilities is less than one year from each of the reporting dates.

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

b.	Financial instruments by category:

As of December 31, 2015 and 2014, all financial assets were classified in one of two categories: (a) loans and receivables, measured at amortized cost, and (b) financial assets available for sale, measured at fair value. All financial liabilities as of such dates were classified in the category of other financial liabilities at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION

On June 13, 2012, the Company entered into an agreement to acquire the control over InterCure Ltd. (“InterCure”) for a consideration of approximately $ 2.7 million, paid partly in cash and partly by the issuance of Company shares.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

In addition, the Agreement grants Green Forest the following three options:

1.	Option to purchase up to an additional 3,416,818 ordinary shares of InterCure for $ 300 thousand (representing an exercise price of $ 0.0878 per share), exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

2.	Option to acquire the Company shares held by InterCure at a price of NIS 0.35 per share, exercisable within 6 months of the Transaction Completion Date.

3.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

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

On February 1, 2015, in accordance with a request made by the Israeli Securities Authority to increase public holdings in InterCure prior to the execution of the Agreement, the Company sold 2,166,667 shares of InterCure to a non-related third party, for an amount of approximately $ 17 thousand. As a result, the Company’s holding in InterCure’s issued and outstanding share capital decreased to approximately 49.87%. The sale of InterCure shares was considered as a transaction with non-controlling interests without loss of control.

After the issuance of the 2,622,647 First Round Allotted Shares, as well as the conversion of the loan granted to InterCure into 569,470 ordinary shares of InterCure, the Company’s holdings in InterCure were diluted to 36.53% of the issued and outstanding share capital of InterCure. The Company’s management then determined that implementation of the Agreement constitutes a loss of control in InterCure as of the same date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

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

As a result of the accounting treatment of the deconsolidation of InterCure, the Company recorded a loss from discontinued operations of $ 689 thousand. In addition, the Company recorded its remaining investment in InterCure shares at a fair value of $ 482 thousand, as quoted on the TASE as of the loss of control date. Following the aforementioned rights offering, the Company recorded a loss from the change in fair value of InterCure shares in the amount of $225 thousand. For additional information see note 7 below.

As for intangible assets recognized for the first time after the completion of the InterCure transaction, as presented above, and due to a significant decline in InterCure’s share price as quoted on the TASE as of December 31, 2013, the Company hired the services of an external independent expert in order to establish whether or not an impairment exists in connection with the technology and brand name assets recognized in the purchase price allocation study of InterCure.

The recoverable amount was assessed by management with the assistance of a consultant. In light of recent developments in InterCure, namely conclusions reached by its management and board of directors regarding its ability to continue operating as a going concern, several scenarios were taken into account by the expert. Each scenario was assigned a different weight in order to accommodate all scenarios into a weighted-average discounted cash flow. Such scenarios were as follows:

(i)	The liquidation scenario, under which the realizable value of InterCure’s net operational assets was estimated, was assigned a weighting of 60%.

(ii)	The going concern scenario, establishing the value-in-use of InterCure’s operations using the discounted cash flow method, was assigned a weighting of 40%. The value-in-use calculations use pre-tax cash flow projections covering an eight-year period and using extrapolation with specific adjustments expected until 2021, and a pre-tax discount rate of 33.3%. The value-in-use calculations included all factors in nominal terms.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

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

As of December 31, 2014, the Technology and Brand Name carried net amortized book values of $ 202 thousand and $ 53 thousand, respectively. As of December 31, 2015, and as a result of the de-consolidation of InterCure, no balance remains in the Company’s financial statements with regard to the Technology and Brand Name.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

The assets and liabilities related to InterCure are presented as held for sale following the approval of the Agreement with Green Forest, as detailed above, at the extraordinary shareholders meeting of InterCure held on December 23, 2014.

Since termination of the voting agreement between the Company and Green Forest on March 31, 2015, the Company’s investment in InterCure is classified as marketable securities.

a.	Assets of disposal group classified as held for sale:

December 31,
2014
U.S. dollars in thousands

Cash and cash equivalents	52
Trade receivables	69
Other accounts receivable	11
Inventories	118
Property, plant and equipment, net	-
Intangible assets, net	255

505

b.	Liabilities of disposal group classified as held for sale:

December 31,
2014
U.S. dollars in thousands

Trade payables	188
Other accounts payable	239
Employee benefit liabilities	23

450

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

c.	Analysis of the results of discontinued operations is as follows:

	Period from January 1 to February 12,	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Revenues	75	1,451	2,369
Expenses	(72)	(2,197)	(4,944)

Total gain (loss)	3	(746)	(2,575)

d.	Analysis of cash flow of discontinued operations for the years ended December 31, 2014 and 2013, is as follows:

	Period from January 1 to February 12,	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Operating cash flows	3	(487)	(955)
Investing cash flows	-	230	208
Financing cash flows	-	40	-

Total cash flows	3	(217)	(747)

e.	Significant accounting policies with regard to Discontinued operations:

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

 XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

Accounting policies pertaining solely to discontinued operations include:

(i)	Intangible assets:

a.	Brand name and technology:

Brand name and technology acquired in a business combination are recognized at fair value on the acquisition date. Brand name and technology have a finite useful life and are presented at cost net of accumulated amortization and impairment losses. The amortization is calculated using the straight-line method over the expected useful life (9-10 years).

b.	Computer software:

Acquired licenses to use computer software are capitalized based on costs incurred in acquiring the specific software and preparing it for use. These costs are amortized using the straight-line method over the estimated useful life (five years). Costs relating to computer software upkeep are recognized as expenses as incurred.

(ii)	Inventories:

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

Cost of inventories is determined as follows:

Raw materials – at cost of purchase using the “first-in, first-out” method.

Purchased merchandise and products – using the “first-in, first-out” method.

(iii)	Trade receivables:

The balance of trade receivables relates to amounts receivable from the Group’s customers for goods sold or services rendered in the ordinary course of business. Trade receivables are initially recognized at fair value and subsequently measured at amortized cost based on the effective interest method, less an allowance for doubtful accounts.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 5:	INTERCURE – DISCONTINUED OPERATION (Cont.)

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

(iv)	Revenue recognition:

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

(v)	Employee benefit liabilities:

InterCure has an obligation to pay severance to an employee, which represents a defined benefit plan. InterCure has severance pay funds and executive insurance policies in which it deposits funds in respect of this obligation. The amount of accrued severance pay, net included in the statements of financial position reflects the difference between the accrued severance pay and the severance pay funds.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 6:	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014
	U.S. dollars in thousands

Cash in banks and on hand	3,347	1,348
Bank deposits for periods of three months or less	470	811

	3,817	2,159

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2015	2014
	U.S. dollars in thousands

U.S. dollars	3,683	1,266
NIS (not linked to the Israeli CPI)	133	892
Other currencies	1	1

	3,817	2,159

NOTE 7:	MARKETABLE SECURITIES

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 – “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2015	2014
	U.S. dollars in thousands

Financial assets available for sale	251	-

	251	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 7:      MARKETABLE SECURITIES (Cont.)

c.	Changes in marketable securities for the year ended December 31, 2015, were as follows:

U.S. dollars in thousands

Fair value opening balance	257
Changes in fair value during the period	(6)

251

NOTE 8:      OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,
	2015	2014
	U.S. dollars in thousands

Government authorities	137	58
Prepaid expenses	60	366
Other receivables	-	13

	197	437

b.	The currencies in which other accounts receivable which are monetary items are denominated or to which they are linked are as follows:

	December 31,
	2015	2014
	U.S. dollars in thousands

NIS	137	71

	137	71

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 9:       ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES

Name and country of incorporation of subsidiary		Date	Equity interests and voting rights	Scope of investments in investee (in $ 000)		Stock Exchange data	Dividends received or receivable

1	Xtepo Ltd., incorporated in Israel	31.12.2015	100%	2,668		-	-
		31.12.2014	100%	3,685		-	-

2	InterCure Ltd., incorporated in Israel	31.12.2015	5.82%	251		TASE, value of shares as of 31.12.15 - $ 251 thousand	-
		31.12.2014	54.72%	1,736	*)	TASE, value of shares as of 31.12.14 - $ 308 thousand	-

*)	Includes Treasury Shares in the amount of $ 1,501 thousand.

NOTE 10:     INVESTMENT IN ASSOCIATE

a.	In November 2012, in an off-market transaction, the Company acquired from Teva Pharmaceutical Industries Ltd. (“Teva”) 4,620,356 ordinary shares of Proteologics Ltd. (“Proteologics”), representing Teva’s entire stake in Proteologics - approximately 31.35% of Proteologics’ issued and outstanding share capital – in consideration of approximately $ 1.7 million.

In September 2013, the Company signed an agreement with Zmiha Investment House Ltd. (“Zmiha”) for the sale of its entire investment in Proteologics, representing 44.95% of Proteologics’ issued and outstanding share capital as of the date of the agreement, after having purchased an additional 14.13% of the shares of Proteologics from Aurum Ventures MKI Ltd. (“Aurum”) in September 2013, in consideration for the issuance of 3,031,299 shares of NIS 0.1 par value each of the Company to Aurum. Consideration for the sale to Zmiha totaled approximately $ 3.4 million. The Company received an amount of approximately $ 2.7 million in 2013, with the remaining balance received in 2014.

b.	The amounts recognized in the income statement are as follows:

Year ended December 31, 2013
U.S. dollars in thousands

Equity losses	(845)
Gain due to exercise of options in associate	10
Capital gain from sale of investment	1,051

216

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 11:     INTANGIBLE ASSETS

a.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. (the “Transaction”) in which the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $ 1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company’s issued and outstanding share capital after completion of the Transaction.

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

In December 2015, the Company tested the asset for impairment in accordance with the guidance of IAS 36. According to the valuation performed, as of December 31, 2015, the book value ($ 2,452 thousand) of the rHuEPO intangible asset exceeded its recoverable amount by $ 1,604 thousand. Therefore, a loss from impairment should be recorded regarding the asset. The recoverable amount was determined as fair value less costs of disposal, which was determined on the basis of the discounted future cash flow method for the years 2016 to 2029 less costs of disposal. The discount period was determined on the basis of the estimated timelines to perform the clinical trials in order to approve the drug for marketing and under the limitation of the patent years and the orphan drug designation as above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 11:     INTANGIBLE ASSETS (Cont.)

The key assumptions used in measuring the recoverable amount related to the rHuEPO intangible asset as of December 31, 2015 include: duration of phase 2 and 3 clinical trials of 2.5 and 3.5 years, respectively, expected penetration levels from 10% in 2023 to 55% in 2027-2029 out of an estimate of 67,566 new cases of Multiple Myeloma diagnosed each year, royalties at the rate of 12.5% and (post-tax) discount rate of 24%.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 11:     INTANGIBLE ASSETS (Cont.)

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

c.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments (see below), certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

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

On August 3, 2015, the Company paid Yeda an amount of approximately $ 64 thousand, as the third of six installments for the aforementioned patent expenses reimbursement. For additional information see note 25 below.

d.	Composition and movement:

The composition of intangible assets and accumulated amortization, by major classes, and the movement therein in the three years ended December 31, 2015, 2014 and 2013, are:

	rHuEPO	hCDR1	Other	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2015	2,452	41	5	2,498

Additions during the year	-	148	-	148
Impairment of intangible assets	(1,604)	-	-	(1,604)
Disposal	-	-	(5)	(5)

Balance at December 31, 2015	848	189	-	1,037

Accumulated amortization:

Balance at January 1, 2015	-	-	-	-

Additions during the year	-	-	-	-
Disposal	-	-	-	-

Balance at December 31, 2015	-	-	-	-

Amortized cost at December 31, 2015	848	189	-	1,037

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 11:     INTANGIBLE ASSETS (Cont.)

	rHuEPO	hCDR1	Other	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2014	2,452	-	5	2,457

Additions during the year	-	41	-	41

Balance at December 31, 2014	2,452	41	5	2,498

Accumulated amortization:

Balance at January 1, 2014	-	-	-	-

Additions during the year	-	-	-	-

Balance at December 31, 2014	-	-	-	-

Amortized cost at December 31, 2014	2,452	41	5	2,498

	rHuEPO	Other	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2013	2,452	5	2,457

Additions during the year	-	-	-

Balance at December 31, 2013	2,452	5	2,457

Accumulated amortization:

Balance at January 1, 2013	-	-	-

Additions during the year	-	-	-

Balance at December 31, 2013	-	-	-

Amortized cost at December 31, 2013	2,452	5	2,457

NOTE 12:    TRADE PAYABLES

a.	Composition:

	December 31,
	2015	2014
	U.S. dollars in thousands

Open accounts	84	139
Checks payable	34	78

	118	217

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 12:     TRADE PAYABLES (Cont.)

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2015	2014
	U.S. dollars in thousands

U.S. dollars	80	110
NIS (not linked to the Israeli CPI)	38	107

	118	217

NOTE 13:     OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2015	2014
	U.S. dollars in thousands

Employees, consultants and payroll accruals	40	29
Accrued expenses	278	269

	318	298

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2015	2014
	U.S. dollars in thousands

U.S. dollars	234	269
NIS (not linked to the Israeli CPI)	76	22
Other	8	7

	318	298

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 14:     EMPLOYEE BENEFIT LIABILITIES

According to the effective labor laws and employment agreements in Israel, the Company is obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

The Company’s obligation for pension payment in Israel and the Company’s obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions into defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. Section 14 to the Severance Pay Law applies to all of the Company’s employees.

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2015, 2014 and 2013 was $ 16 thousand, $ 25 thousand and $ 26 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 15:     COMMITMENTS

a.	Royalty and contingent milestone payments:

1.	On November 30, 2011, the Company completed the MinoGuard transaction according to which an exclusive license to the SAM-101 drug (combined drug to treat mental disorders focusing on schizophrenia) was transferred to the Company. According to the terms of the agreement with MinoGuard, the Company will act to conduct clinical trials, develop, register, market, distribute and sell the drug candidates that will emerge from the technology, with no limitations to a specific disorder.

Under the agreement, if the Company does not commence a phase 2 clinical trial by June 30, 2013 (the agreement states that receipt of an approval to commence such trial or continuance of the clinical trials that were conducted/will be conducted by MinoGuard and/or its researchers, shall be deemed commencement of phase 2 clinical trial for this matter), the Company will then pay MinoGuard an annual license fee of $ 45 thousand for the first payment and its cost will increase by $ 90 thousand per year (should the trial not commence) up to $ 675 thousand for the eighth year of license. The Company can pay any of the above amounts in cash or by issuance of securities to MinoGuard, at its sole discretion. In accordance with the agreement, and since as of June 30, 2013, the Company had not commenced a phase 2 clinical trial, it has paid MinoGuard an annual license fee, by way of issuance of 175,633 ordinary shares of the Company, representing a value of $ 45 thousand, for the 12 month period between July 1, 2013 and June 30, 2014. On September 3, 2014, the Company issued an additional 889,822 ordinary shares, representing a value of $ 135 thousand, for the 12 month period between July 1, 2014 and June 30, 2015. On May 25, 2015, the Company provided MinoGuard with a notice of termination whereby, as of June 24, 2015, the rights and license granted according to the license agreement were terminated and all rights in and to the licensed technology reverted to MinoGuard.

2.	On August 3, 2010, the Company closed the Bio-Gal Transaction. According to this agreement, the Company is obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $ 2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 15:     COMMITMENTS (Cont.)

b.	Operating lease commitments:

1.	The Company entered into an operating lease agreement on the offices it uses. The agreement is in effect until April 2017. Under the lease agreement, the Company has the option to extend the lease for an additional period of two years. The lease fees are stated in NIS and are not linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee, which is secured by a restricted NIS deposit of approximately $ 10 thousand.

The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2015 are as follows:

U.S. dollars in thousands

2016	30
2017	10

The Company entered into an agreement with subtenants to lease part of the office space in exchange for approximately $ 1,200 per month. The sublease agreement is in effect until April 2017.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 16:     SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
	In thousands				NIS in thousands

ordinary shares of NIS 0.1 *	700,000	700,000	273,526	**237,167	70,000	70,000	27,353	**23,717

*	Traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.295 as of December 31, 2015.
**	Including 4,354,881 treasury shares held by InterCure as of December 31, 2014.

b.	Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

c.	On June 1, 2012, the Company applied for the relisting of its ADSs on the Nasdaq Capital Market (after the ADSs had been delisted from trade on the Nasdaq Capital Market in July 2009), subject to compliance with all the criteria reviewed by the Nasdaq Capital Market admissions committee, including minimum ADS price (according to the various listing criteria). On September 24, 2012, the Company’s Board approved a change in the number of shares underlying the ADSs such that 20 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq Capital Market’s ADS listing conditions. The record date of change in the ADS ratio is October 4, 2012. On July 10, 2013, the Company’s management received a notice from Nasdaq Capital Market representatives stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq Capital Market.

d.	In April 2015, the Company raised $ 4.0 million by means of issuing a total of 1,777,778 ADSs to several investors. In addition, under the share purchase agreements, the investors received unregistered warrants to purchase 888,889 ADSs. The warrants may be exercised from the six-month anniversary of the issuance date and for five years thereafter and have an exercise price of $2.25 per ADS, subject to adjustments as set forth therein.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 17:     SHARE-BASED PAYMENT

a.	Share-based payment in the Company:

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

On May 15, 2014, the Board of the Company resolved to allow the former CEO a pro-rata vesting of 106,945 in addition to the 750,000 already-vested stock options granted to him on May 29, 2012. Accordingly, 643,055 stock options formerly granted to him, and that had not yet vested as of the termination of his employment, were forfeited. The Board further resolved to extend the term of the remaining vested 856,945 stock options by nine months, so that they were exercisable until February 15, 2015, on which date all remaining options expired.

2.	On May 15, 2014, the Board of the Company resolved to allow the former CFO a pro-rata vesting of 131,417 in addition to the 997,500 already-vested stock options granted to him on April 12, 2012. Accordingly, 581,083 stock options formerly granted to him, and that had not yet vested as of the termination of his employment, were forfeited. The Board further resolved to extend the term of the remaining vested 1,128,917 stock options by nine months, so that they were exercisable until April 5, 2015, on which date all remaining options expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 17:     SHARE-BASED PAYMENT (Cont.)

3.	On December 30, 2013, the Company’s Board approved the allocation of 880,000 stock options to the new CFO and an employee of the Company, exercisable into 880,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.5328 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 120,000. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 117.86%, risk-free interest rates of 3.98% and expected life until exercise of 5-6.5 years.

4.	On January 30, 2014, the Company’s Board approved the allocation of 1,500,000 stock options to the new CEO of the Company, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, as follows: 600,000 stock options are exercisable into 600,000 ordinary shares of the Company for an exercise price of NIS 0.6 per stock option, and an additional 900,000 stock options are exercisable into 900,000 ordinary shares of the Company for an exercise price of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 244 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6.5 years.

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

5.	On February 26, 2014, the board of directors of the Company approved the allocation of 30,000 stock options to a consultant, exercisable into 30,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.644 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 3 thousand. The exercise period of the stock options is a maximum of approximately four years from the grant date. The stock options vest in twelve equal portions each month over a period of one year from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 148.25%, risk-free interest rates of 1.56% and expected life until exercise of 2.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 17:     SHARE-BASED PAYMENT (Cont.)

6.	On December 30, 2014, the general meeting of shareholders of the Company approved the appointment of four new directors. The general meeting also approved the allocation of 150,000 stock options to each of the four new directors, exercisable into 600,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4325 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 47 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest at the lapse of one year from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 75.56%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

7.	On December 30, 2014, the general meeting of shareholders of the Company approved the allocation of 150,000 stock options to a consultant, exercisable into 150,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4915 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board resolution on the matter) was approximately $ 12 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest at the lapse of one year from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 75.56%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

8.	On February 12, 2015, the Company’s Board approved the allocation of 100,000 stock options to the Company’s CFO, exercisable into 100,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 6,000. The exercise period of the stock options is a maximum of ten years from the grant date. 50% of the stock options vest at the grant date, and the remaining 50% vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 80.24%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 17:     SHARE-BASED PAYMENT (Cont.)

9.	On March 25, 2015, an extraordinary general meeting of the shareholders of the Company approved the appointment of two new external directors. The general meeting also approved the allocation of 150,000 stock options to each of the two new directors, exercisable into 300,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the extraordinary general meeting) was approximately $ 25 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 33.33% of the stock options vest at the lapse of one year from the grant date (the First Anniversary), and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the First Anniversary. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 79.81%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

10.	On March 25, 2015, an extraordinary general meeting of the shareholders of the Company approved the allocation of 100,000 stock options to the Company’s CEO, exercisable into 100,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the extraordinary general meeting) was approximately $ 8 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. 50% of the stock options vest at the grant date, and the remaining 50% vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 79.81%, risk-free interest rates of 2.68% and expected life until exercise of 5-6.5 years.

11.	On June 1, 2015, the Company’s Board approved the allocation of 200,000 stock options to the Company’s CFO, exercisable into 200,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.4283 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 14,000. The exercise period of the stock options is a maximum of ten years from the grant date. 50,000 stock options shall vest at the expiry of one year from the grant date. The remaining 150,000 stock options vest in eight equal portions each quarter over a period of two years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 78.72%, risk-free interest rates of 1.39% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 17:     SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) are as follows:

	Year ended December 31,
	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	6,683,862	0.19	8,038,000	0.15	12,506,000	0.18
Granted	700,000	0.10	3,030,000	0.16	130,000	0.22
Exercised	-	-	(3,160,000)	0.02	(130,000)	0.08
Expired	(2,513,862)	0.23	-	-	(1,469,332)	0.26
Forfeited	-	-	(1,224,138)	0.23	(2,998,668)	0.26

Outstanding at end of year	4,870,000	0.15	6,683,862	0.19	8,038,000	0.15

Exercisable at end of year	2,939,168	0.16	4,275,525	0.20	6,084,845	0.11

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2015			2014
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

4,810,000	0 - 0.500	7.3	6,623,862	0 - 0.500	5.8
60,000	1.500 - 2.499	2.0	60,000	1.500 - 2.499	3.0

4,870,000			6,683,862

Net expenses recognized in the Company’s statements of comprehensive loss for the years ended December 31, 2015, 2014 and 2013 for grant of options to employees were $ 148 thousand, $ 278 thousand and $ (6) thousand, respectively.

These plans are administered in accordance with the principles set forth in this issue in section 102 to the Income Tax Ordinance.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 18:     RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	121	25	26
Expenses relating to options to employees and service providers	8	-	-
Professional consulting	360	165	43
Lab materials	75	88	-
Other	14	-	13

	578	278	82

NOTE 19:     GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	405	432	524
Expenses relating to options to employees and service providers	140	278	(6)
Patents and fees	203	200	131
Directors’ fees	96	77	79
Investor relations and travel	145	172	9
Rent and office maintenance	59	105	79
Vehicle maintenance	-	17	38
Insurance	62	72	52
Professional services	192	282	362
Depreciation, amortization and loss from disposal	7	8	9
Other	110	101	52

	1,419	1,744	1,329

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 20:     OTHER GAINS, NET

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Gain from sale of investment in associate (a)	-	-	1,051
Loss from disposal of property, plant and equipment	(5)	-	(2)
Gain (loss) from decrease in holding rate in associate	-	-	10
Loss from disposal of intangible asset	(5)	-	-

	(10)	-	1,059

(a)	Gain from sale of investment in associate:

	2015	2014	2013
	U.S. dollars in thousands

Consideration	-	-	3,369
Balance as of September 17, 2013	-	-	(2,522)
Transaction-related expenses	-	-	(17)
Reclassification to Other gains, net due to sale of investment	-	-	221

	-	-	1,051

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 21:     FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Finance expenses:

Exchange rate differences	-	101	-
Bank account management fees and commissions	9	6	6
Other financial expenses	6	-	-

Total finance expenses	15	107	6

Finance income:

Interest income on bank deposits	-	10	10
Exchange rate differences	4	-	55

Total finance income	4	10	65

Finance income (expenses), net	(11)	(97)	59

NOTE 22:     TAXES ON INCOME

a.	Taxation in Israel: The corporate tax rate in Israel was 26.5%, 26.5% and 25% for the years ended December 31, 2015, 2014 and 2013, respectively.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%, effective for the year beginning January 1, 2016.

The change in corporate tax rate in 2016 is not expected to influence the Company’s financial statements.

b.	Foreign subsidiaries:

The tax rates applicable to the dissolved subsidiaries whose place of incorporation was the U.S. are (progressive) corporate tax of 35% with the addition of State tax and local tax at rates which vary according to the State and city in which the subsidiaries conduct their business affairs.

As a rule, intragroup transactions between the Company and the foreign subsidiaries are subject to the guidance and reporting of the Income Tax Regulations (Determination of Market Conditions), 2006.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 22:     TAXES ON INCOME (Cont.)

c.	The Company’s carryforward tax losses as of December 31, 2015 and 2014, totaled approximately $ 28 million and $ 27 million, respectively.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income in the reporting year:

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(4,311)	(2,865)	(3,713)

Theoretical tax saving on this loss	(1,142)	(759)	(928)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	-	(24)	(154)
Expenses not deductible for tax purposes	40	74	628
Utilization of taxable losses for which no deferred taxes were recognized	-	-	(55)
Effect of lower tax rates on capital gains	-	(16)	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	1,102	725	509

Tax benefit	-	-	-

e.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2008 tax year. The subsidiary, Xtepo, has not received tax assessments since its incorporation in November 2009.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 23:     TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits *)	503	585	698
Share-based payments, net **)	143	247	(10)

	646	832	688
Number of persons	11	12	12

*)	In 2013, includes grants to senior officers based on agreements signed with them in a total amount of approximately $ 35 thousand.

**)	In 2013 – includes share-based payments expenses less a reversal of expenses due to forfeiture of stock options in the amount of $ 647 thousand.

As of December 31, 2015 and 2014, the Company’s balances with related parties total approximately $ 58 thousand ($ 37 thousand of which were linked to the NIS) and $ 92 thousand (of which $ 75 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see note 17 above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 24:     SEGMENT INFORMATION

The Group’s management establishes operating segments in accordance with reports reviewed by the Chief Operating Decision Maker (“CODM”) and which are used to make strategic decisions. Given the deconsolidation of InterCure and the classification of related results to discontinued operations, the Company operates in one operating segment.

NOTE 25:     EVENTS AFTER THE REPORTING DATE

a.	On February 1, 2016, the Company paid Yeda an amount of approximately $ 64 thousand, as the fourth of six installments for the aforementioned patent expenses reimbursement.

b.	In February 2016, the Company issued 340,000 ordinary shares, represented by 17,000 ADSs, to a service provider, as part of the terms of a service agreement signed in January 2016. Shares are restricted in accordance with Rule 144 of the U.S. Securities and Exchange Commission.

c.	On March 4, 2016, the Company entered into an agreement with its newly appointed Medical Director, Dr. Daphna Paran. According to the agreement, Dr. Paran’s compensation includes an allocation of 50,000 stock options, exercisable into 50,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option, as previously approved by the Board of Directors of the Company. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $ 2 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the date of grant. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 78.72%, risk-free interest rates of 1.31% and expected life until exercise of 5-6.5 years.

d.	On March 31, 2016, a general meeting of shareholders of the Company approved the remuneration terms of the Chairman of the Board of Directors of the Company, retroactive to as of September 1, 2015. The terms include monthly remuneration in the amount of NIS 20,000, as well as the allocation of 1,500,000 stock options, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of approval by the general meeting) was approximately $ 49 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the date of grant. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 78.72%, risk-free interest rates of 1.32% and expected life until exercise of 5-6.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

NOTE 25:     EVENTS AFTER THE REPORTING DATE (Cont.)

e.	On March 31, 2016, a general meeting of shareholders of the Company approved the allocation of 1,000,000 stock options to the Company’s Chief Executive Officer, exercisable into 1,000,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of approval by the general meeting) was approximately $ 33 thousand. The exercise period of the stock options is a maximum of ten years from the date of grant. 33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the first anniversary. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 78.72%, risk-free interest rates of 1.32% and expected life until exercise of 5-6.5 years.

- - - - - - - - - - - -

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

3.1	Articles of Association (1)

4.1	Form of Share Certificate (including both Hebrew and English translations) (2)

4.2	Form of American Depositary Receipt (included in Exhibit 10.1)

10.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

74

10.2	2001 Share Option Plan dated February 28, 2001 (1)

10.3	2011 Share Option Plan dated August 29, 2011 (7)

10.4	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

10.5	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

10.6	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

10.7	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

10.8	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (7)

10.9	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (7)

10.10	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (7)

10.11	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (7)

21.1	List of Subsidiaries (6)

23.1	Consents of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd *
23.2	Consent of BDO Ziv Haft Consulting and Management Ltd.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013*

99.1	Consolidated Financial Statements of Proteologics Ltd. for the nine months ended September 30, 2013 (5)

*	Filed herewith.
†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.
(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.
(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.
(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 30, 2011.
(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

75

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 31, 2016	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

76