Form 20-F
period 2016-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2017-03-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Josh Levine

Chief Executive Officer

5 HaCharoshet St.

Raanana 4365603, Israel

Tel: +972-9-955-7080

Fax: +972-9-951-9708

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing one hundred Ordinary Shares, par value NIS 0.1	The Nasdaq Capital Market
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

[__] American Depositary Shares             [__] Ordinary Shares

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

PART I

Unless the context requires otherwise, references in this report to “XTL,” the “Company,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd, an Israeli company and our consolidated subsidiary. We have prepared our consolidated financial statements in United States, or US, dollars and in accordance with International Financial Reporting Standards, or IFRS. All references herein to “dollars” or “$” are to US dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2016, 2015, 2014, 2013 and 2012. We have derived the selected financial data for the fiscal years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2013 and 2012, and as of December 31, 2014, 2013 and 2012, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Loss:

	Year ended December 31,
	2016	2015	2014	2013	2012
	U.S Dollars in thousands (except for per share information)

Research and development expenses	(443)	(578)	(278)	(82)	(92)
General and administrative expenses	(1,270)	(1,419)	(1,744)	(1,329)	(2,448)
Impairment of intangible assets	(848)	(1,604)	-	-	-
Other gains, net	-	(10)	-	1,059	802

Operating loss	(2,561)	(3,611)	(2,022)	(352)	(1,738)

Finance income	23	4	10	65	57
Finance expenses	(7)	(15)	(107)	(6)	(7)

Financial income (expenses), net	16	(11)	(97)	59	50

Earnings (losses) from investment in associate	-	-	-	(845)	569

Total loss from continuing operations	(2,545)	(3,622)	(2,119)	(1,138)	(1,119)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	-	-	108	114
Reclassification of foreign currency translation adjustments to Other gains, net	-	-	-	(221)	-
Changes in the fair value of available-for-sale financial assets	163	-	-	-	-
Realized gain from sale available-for-sale financial assets	- *)
Total other comprehensive income	163	-	-	(113)	114

Total comprehensive loss from continuing operations	(2,382)	(3,622)	(2,119)	(1,251)	(1,005)

Total loss from discontinued operations	-	(689)	(746)	(2,575)	(623

Total comprehensive loss for the year	(2,382)	(4,311)	(2,865)	(3,826)	(1,628)

Loss for the year attributable to:
Equity holders of the Company	(2,545)	(4,313)	(2,527)	(2,476)	(1,390)
Non-controlling interests	-	2	(338)	(1,237)	(352

	(2,545)	(4,311)	(2,865)	(3,713)	(1,742)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(2,382)	(4,313)	(2,527)	(2,589)	(1,276)
Non-controlling interests	-	2	(338)	(1,237)	(352

	(2,382)	(4,311)	(2,865)	(3,826)	(1,628)

Basic and diluted loss from continuing and discontinued operations (in US dollars)
From continuing operations	(0.009)	(0.014)	(0.009)	(0.005)	(0.005)
From discontinued operations	-	(0.003)	(0.002)	(0.006)	(0.001
Basic and diluted loss per share (in US dollars)	(0.009)	(0.017)	(0.011)	(0.011)	(0.006)

Weighted average number of issued ordinary shares	274,035,533	263,730,467	231,224,512	223,605,181	217,689,926

*) – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2016	2015	2014	2013	2012
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	2,019	3,817	2,159	4,165	3,312
Working capital*	2,424	3,829	2,081	3,870	2,143
Total assets	3,017	5,323	5,644	8,015	11,086
Long term liabilities	-	-	-	11	13
Total shareholders’ equity	2,687	4,887	4,660	6,265	7,353
Non-controlling interests	-	-	19	520	2,071

Working capital is calculated as current assets less liabilities.

B. Capitalization And Indebtedness

Not applicable.

C. Reasons For Offer And Use Of Proceeds

Not applicable.

D. Risk Factors

Before you invest in our ordinary shares or American Depositary Shares, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our consolidated financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or American Depositary Shares ("ADSs"). If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADSs could decline and you could lose part or all of your investment.

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

As December 31, 2016, we had approximately $2,019 thousand in cash, cash equivalents and bank deposits, working capital of approximately $2,424 thousand and an accumulated deficit of approximately $154,904 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our product candidates. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting with contract manufacturing organizations and contract research organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

We have not received, and may never receive, regulatory approval for commercial sale for hCDR1. We currently do not have any drug candidates pending approval with the Food and Drug Administration, or FDA or with regulatory authorities of other countries. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we and/or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

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

Our drug candidates and technologies are in clinical stages. Specifically, our product candidate, hCDR1 is planned for and/or ready for advanced clinical studies. In order for our candidates to proceed to later stage clinical testing or marketing approval, they must show positive clinical results.

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

Specifically, hCDR1, if successfully developed and commercially launched for the treatment of systemic lupus erythematosus, or SLE, and Sjogren’s syndrome, or SS, on the one hand, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe our products unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

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

As of March 30, 2017, we have 2 full-time employees, including our officers, and 5 part-time service providers. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Risks Related to our ADSs

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

Our net cash used in operating activities for the year ended December 31, 2016 was $ 1,732 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

The ADSs are traded in small volumes, limiting ability to sell ADSs that represent ordinary shares at a desirable price, if at all.

The trading volume of the ADSs has historically been low. Even if the trading volume of the ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom shareholders can sell ADSs in desirable volume and shareholders may be unable to sell your ADSs at an established market price, at a price that is favorable, or at all. A low volume market also limits shareholders’ ability to sell large blocks of the ADSs at a desirable or stable price at any one time. Shareholders should be prepared to own the ADSs indefinitely.

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

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of the ADSs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Future issuances or sales of the ADSs could depress the market for the ADSs.

Future issuances of a substantial number of the ADSs, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.

Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

There are two shareholders (Mr. Alexander Rabinovitch, and Mr. David Bassa), who each beneficially hold more than 5% of our outstanding ordinary shares (approximately 26% cumulative, as of March 30, 2017). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

ADSs representing our ordinary shares are listed for trading on the Nasdaq Capital Market, or Nasdaq, and our ordinary shares are traded on the TASE. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the U.S. and Israel. Consequently, the effective trading prices of our securities on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of the Nasdaq, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of the Nasdaq, including the requirement that a majority of the Board of Directors be independent. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under Nasdaq applicable to domestic issuers.

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

The Bank of New York Mellon, as depositary, executes and delivers the ADSs on our behalf. Each ADS is a certificate evidencing a specific number of ADSs. The ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying the ADSs. Holders of the ADSs will have ADS holder rights. A deposit agreement among us, the depositary and the ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Our shareholders have shareholder rights prescribed by Israeli law. Israeli law and our Articles of Association, or Articles, govern such shareholder rights. The ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. The ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for their instructions, the ADS holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. The ADS holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, the ADS holders may not know about the meeting far enough in advance to withdraw the ordinary shares. If we ask for the ADS holders’ instructions, the depositary will notify the ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as the ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure the ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which the ADS holders may not be able to exercise voting rights.

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

There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

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

Shareholders’ percentage ownership in us may be diluted by future issuances of share capital, which could reduce their influence over matters on which shareholders vote.

Issuances of additional shares would reduce shareholders’ influence over matters on which our shareholders vote.

We may fail to remain in compliance with the continued listing standards of the Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

Our ADSs were approved for listing on Nasdaq in July 2013 where they continue to be listed. The listing standards of the Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements.

On November 8, 2016, Nasdaq informed the Company that it had failed to maintain a minimum bid price of $1 per share for more than 30 consecutive business days. On February 28, 2017, the Company received notification from Nasdaq that it had regained compliance with this requirement. However, there is no guarantee that we will be able to maintain compliance with the minimum share price requirement or other applicable requirements.

If we fail to comply with Nasdaq’s continued listing standards, we may be delisted and our ADSs will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements.  In addition, delisting of our ADSs could depress the price of our ADSs, substantially limit liquidity of our ADSs and materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

Finally, delisting of our ADSs would likely result in our ADSs becoming a “penny stock” under the Securities Exchange Act.  The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the shares but must trade it on an unsolicited basis. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for shares that become subject to those penny stock rules. Under such circumstances, shareholders may find it more difficult to sell, or to obtain accurate quotations, for our ADSs, and our ADSs would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our head executive office, our research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices, located in Raanana, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, Lebanon and Jordan which share common borders with Israel, and is affecting the political stability of those countries. This instability and any outside intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for causing additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant (IS or ISIL or ISIS) is involved in hostilities in Iraq, Syria and other countries and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We hold most of our cash, cash equivalents and bank deposits in U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels, or NIS, mainly due to payment to Israeli employees and suppliers. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current drug development program is focused on the development of hCDR1 for the treatment of SLE and SS.

Company Information and History

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995. We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Until 1999, our therapeutic focus was on the development of human monoclonal antibodies to treat viral, autoimmune and oncological diseases. Our first therapeutic programs focused on antibodies against the hepatitis B virus, interferon – γ and the Hepatitis C virus. Our current drug development program is currently focused on the treatment of SLE and SS.

In March 2009, we signed an asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma in exchange for the issuance of ordinary shares of XTL representing approximately 69.44% of our then issued and outstanding ordinary share capital at the issuance date. Under the agreement, we are obligated to pay 1% royalties on net sales of rHuEPO, as well as a fixed royalty payment in the total amount of $350 thousand upon the success of Phase 2. Such payment of $350 thousand mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of Phase 2 of at least $2 million.

On January 7, 2014, the Company entered into a licensing agreement with Yeda to research, develop and commercialize hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus ("SLE"), among other indications. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments (see below), certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

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

Pursuant to the Agreement, Green Forest will be allotted 2,622,647 ordinary shares of InterCure (the “First Round Allotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $230 thousand. Further, upon InterCure’s shares' return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure will be allotted to Green Forest for an additional investment of $230 thousand (the “Second Round Allotted Shares”).

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

On April 2, 2015, InterCure issued the Second Round Allotted Shares, thus diluting the Company’s holding in InterCure’s issued and outstanding share capital to approximately 5.82% (as of December 31, 2016 the holding precentage is 3.78%)

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma.

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

Since January 1, 2014 to the date hereof, our principal capital expenditures (divestitures) are as follows (in thousands of US dollars):

	Year ended December 31,
	2016	2015	2014

InterCure
Conversion of loan convertible into shares of InterCure	-	50	-
Sale of shares and rights to shares	-	(20)	-

Proteologics Ltd.
Purchase of shares by means of equity issuance	-	-	-
Sale of investment in Proteologics Ltd.	-	-	(291)

Total	-	30	(291)

B. Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current drug development program is focused on hCDR1 for the treatment of (1) systemic lupus erythematosus, or SLE and (2) Sjogren’s syndrome, or SS.

Our lead drug candidate is hCDR1, a Phase II-ready asset for the treatment of SLE. There is currently no known cure for SLE. The current treatment of SLE aims to control disease activity by using hydroxychloroquine, and, based on disease activity and severity, treatment may also require corticosteroids and various immunosuppressives such as cyclophosphamide, mycophenolate mofetil or azathioprine. Only one new treatment, Benlysta, has been approved by the U.S. Food and Drug Administration, or FDA, in the last 50 years for SLE. SLE is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking healthy organs and causing irreversible damage. According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States.

hCDR1 is a peptide that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial, were conducted on patients with SLE by Teva Pharmaceutical Industries, Ltd., or Teva, which had previously in-licensed hCDR1 from Yeda Research and Development, or Yeda. The studies consisted of over 400 patients and demonstrated that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLE Disease Activity Index, or SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the British Isles Lupus Activity Group index, or BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for SLE therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (“SRI”). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), we intend to initiate a new advanced clinical trial, which will include the 0.5 mg dose.

hCDR1is also Phase II-ready for the treatment of SS. SS is a chronic autoimmune disorder affecting lacrimal and salivary gland function (glandular) but may also affect other organs and systems (extraglandular) such as the kidneys, gastrointestinal system, blood vessels, lungs, liver, pancreas, and the nervous system. There is currently no known cure for SS. The only specific treatments available, such as Salagen and Evoxac, are symptomatic, aiming to alleviate dry eyes and dry mouth. A number of immunomodulatory agents including corticosteroids, hydroxychloroquine, cyclosporine, and other immunosuppressive agents are used to treat systemic manifestations of SS. The biologic basis of the disease is a defect in the immune system, leading to production of antibodies that attack healthy organs causing irreversible damage. Disease prevalence estimations vary from 2.5 million patients (Global Data Research 2016) to 4 million patients (Sjogren’s Syndrome Foundation) in the US alone, with a worldwide estimate of up to an aggregate of 7.7 million in in the United States, France, Germany, Italy, Spain, United Kingdom, and Japan by the year 2024 (Global Data Research).

In preclinical studies, blood mononuclear cells (PBMCs) obtained from blood samples of patients with primary SS (pSS) were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time RT-PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of 3 cytokines considered to be pathogenic in SS. Such results are similar to the results observed with SLE patients. Because amelioration of SLE manifestations in murine models as well as in SLE patients was associated with down-regulation of pathogenic cytokines, it is likely that hCDR1 is capable of beneficially affecting SS patients. In addition, based on hCDR1’s favorable safety profile in over 400 SLE patients (as noted above), as well as the same route of administration as in SLE and similar doses, we plan to begin the clinical; development of hCDR1 in SS with a Phase 2 trial.

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of autoimmune diseases.

Under our current near-term strategy with respect to our pharmaceutical and biopharmaceutical products, we plan to:

•	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

•	initiate a prospective Phase 2 study intended to assess the safety and efficacy of hCDR1 when given to patients with pSS;

•	continually build our pipeline of therapeutic candidates; and

•	develop collaborations with large pharmaceutical companies to sublicense/develop, and market our hCDR1 and rHuEPO drug development programs.

Recent Developments

Registered Direct Offerings

In April 2015, we entered into security purchase agreements providing for the issuance of an aggregate of 355,556 ADSs representing 35,555,560 ordinary shares in a registered direct offering at $11.25 per ADS for aggregate gross proceeds of $4,000,000. In addition, we issued unregistered warrants to purchase 177,778 ADSs representing 17,777,778 ordinary shares in a private placement. At the closing, we also issued placement agent warrants to purchase up to 17,978 ADSs representing 1,797,760 ordinary shares. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $11.25 per ADS, subject to adjustment as set forth therein.

In February 2017, we entered into security purchase agreements providing for the issuance of an aggregate of 1,000,000 ADSs in a registered direct offering at $2.50 per ADS for aggregate gross proceeds of $2,500,000. In addition, we issued unregistered warrants to purchase 1,000,000 ADSs. The warrants may be exercised after six months from issuance and terminate five and a half years from issuance and have an exercise price of $4.10 per ADS, subject to adjustment as set forth therein.

In March 2017, we entered into security purchase agreements providing for the issuance of an aggregate of 1,400,000 ADSs in a private placement transaction at $2.00 per ADS for aggregate gross proceeds of $2,800,000. In addition, we issued unregistered warrants to purchase 1,400,000 ADSs. The Company has agreed to hold a shareholder meeting to increase its authorized ordinary shares to allow for the full exercise of the warrants (the “Authorized Capital Increase”). The warrants have a term of five and a half years, an exercise price of $2.30 per ADS and shall be exercisable on the later of the effectiveness of the Authorized Share Increase or six months following the issuance date.

InterCure Transactions

In July 2012, we acquired the control over InterCure Ltd, or InterCure, a public company whose shares are traded on the TASE and which develops a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and markets and sells a home therapeutic device for hypertension. As a result of a series of transactions including a transaction, that closed in February 2015, between InterCure and Green Forest Global Ltd., or Green Forest, a company wholly owned by Mr. Alexander Rabinovitch (a greater than 5% shareholder of ours), our holdings in InterCure were diluted to approximately 5.82%. As of December 31, 2016, our holdings in InterCure were approximately 3.78%. See “Certain Relationships and Related Party Transactions” on page 55.

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

SLE treatment is highly individualized and is based on a patient’s disease severity, organ involvement and previous response. Mild forms of SLE may be treated with antimalarial medications, non-steroidal anti-inflammatory drugs, and topical and/or low-dose glucocorticoids, although treatment with methotrexate may be needed. In addition, low-dose oral steroids or intramuscular injections of depot steroid preparations can be used for mild disease. More severe cases of SLE may be treated with high-dose glucocorticoids and immunosuppressive or cytotoxic drugs to suppress the immune system. GlaxoSmithKline’s Benlysta (belimumab), a monoclonal antibody, is a newer medication that is FDA-approved for patients with mild to moderate SLE currently taking standard therapy who have not yet experienced an adequate response. Benlysta is the first product to gain marketing approval for patients with SLE in more than 50 years, paving the way for the introduction of new disease-modifying therapies and reigniting the interest of pharmaceutical developers in this therapy area. GlaxoSmithKline reported that its 2015 sales of Benlysta were £230 million, up 25% on the prior year.

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

Accumulating data from in vivo and in vitro studies demonstrate that hCDR1 functions by inducing regulatory T cell function through multiple pathways. Administration of hCDR1 to mice has been shown to induce CD4 + CD25 + cells using regulatory and suppressor characteristics such as CD45RB LOW , TGF-, CTLA-4 and Foxp3. This induction suppresses autoreactive CD4 + cell activation, indicated by the reduced expression of CD69 and Fas ligand; ultimately, resulting in reduced rates of activation-induced apoptosis. Inhibition by hCDR1-induced CD4 + CD25 + cells is mediated through the immunosuppressive cytokine TGF-. TGF- secretion is up regulated and activated autoreactive cells are decreased; both are associated with a decrease of pathogenic cytokines such as interferon gamma (IFN-), interleukin-10 (IL-10), interleukin-1 beta (IL-1), and tumor necrosis factor-alpha (TNF-). Effects on TGF- and Foxp3 have been shown to correlate with a significant decrease in SLEDAI-2K and BILAG scores in patients treated with hCDR1 in comparison with patients treated with placebo. Another subset of T cells (CD8 + CD28 - ) expresses Foxp3 and has been shown to be essential for the induction and the optimal suppressive function of CD4 + CD25 + cells. The function of hCDR1-induced subsets of regulatory T cells result in the effective suppression, ultimately leading to the modulation of the underlying aberrancy of the immune system, which culminates in the diminished activity of the disease.

hCDR1 is currently under investigation for its ability to down-regulate the autoimmune response elicited by the pathogenic antibodies and autoreactive T cells in SLE and up-regulate the expression of gene markers, such as TGF-β and FoxP3. hCDR1 may attenuate the general SLE-associated autoimmune process and provide effective treatment for many clinical manifestations of SLE. The clinical development plan is thus designed to demonstrate the efficacy of hCDR1 in the systemic disease.

Clinical Trial History

Prior to being licensed to us by Yeda, hCDR1 was licensed to Teva which performed two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial. The Phase I and Phase 2 studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile.

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

Planned Clinical Trial

Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), we intend to initiate a multinational, randomized, double blind, placebo-controlled, multiple dose, parallel group study to assess the efficacy, tolerability and safety of hCDR1 administered subcutaneously to patients with active SLE. We estimate that the trial will take over one year to enroll patients, 26 weeks for the treatment phase, and additional time to analyze the results for a total of approximately two years. We intend to include an interim analysis which will provide a read-out of data prior to the end date of the study.

The Company submitted a pre-Investigational New Drug (“IND”) meeting package, including a draft protocol for our planned clinical trial, to the FDA in December 2015. In January 2016, the Company received a written response to its pre-IND meeting package in which the FDA provided guidance on several key aspects of its proposed clinical trial including: acceptance of the primary efficacy endpoint to be based on the BILAG index, a measure of lupus disease activity which was the secondary efficacy endpoint in the PRELUDE trial and confirmation of the appropriate patient population and total number of patients required to prove safety for a new drug application (NDA) for marketing approval. The FDA recommended that the trial be a Phase 2 study and also provided additional guidance on other aspects of the trial design including doses and study duration. Based on the FDA’s response, XTL plans to file its IND, and in the coming quarters initiate a global clinical trial for hCDR1 in the treatment of SLE.

hCDR1 for the Treatment of Sjogren’s Syndrome

Market Opportunity

hCDR1 (Edratide) is a Phase 2-ready asset for the treatment of SS. SS is a chronic systemic autoimmune disease characterized by lymphocytic infiltration of exocrine glands. Sjogren's syndrome may be an isolated disease, termed primary Sjogren syndrome (pSS) or may accompany another autoimmune disease, thus termed secondary Sjogren’s syndrome. Clinical presentation varies from mild symptoms such as classic sicca symptoms of dry eyes (xerophthalmia), dry mouth (xerostomia) and parotid gland enlargements to severe systemic symptoms involving multiple organ systems such as arthritis, arthralgia, myalgia, pulmonary disease, gastrointestinal disease, neuropathy and lymphoma.

Similar to SLE, SS is a heterogenous, chronic, inflammatory autoimmune disease. Some of the autoantibodies characteristic of pSS occur in SLE as well, including antinuclear antibody (ANA), anti-Ro (also termed anti SSA), anti-La (also termed anti SSB) as well as rheumatoid factor (RF). Hypergammaglobulinemia is common as well. pSS affects the salivary and lacrimal glands with chronic inflammation leading to the most common symptoms seen in SS including dry eyes and dry mouth. In addition, SS may affect multiple systems with clinical manifestations similar to those seen in SLE including fever, fatigue and malaise along with symptoms in one or only a few organs including arthralgia, arthritis, fatigue, vasculitic rashes, interstitial lung disease, kidney disease as well as neurologic manifestations.

Disease prevalence estimations vary from 2.5 million (Global Data Research 2016) to 4 million patients (Sjogren’s Syndrome Fopundation) in the US alone, with a worldwide estimate of up to 7.7 million in the 7 Major Markets (US, France, Germany, Italy, Spain, the UK and Japan) by the year 2024 (Global Data Research). pSS affects mostly middle aged women (40-50 years of age) with a female to male prevalence ratio of 9:1 (some estimates even go as far as 20:1). pSS patients have an increased risk of developing non-Hodgkin’s B cell lymphoma (relative risk of 13.76.)

pSS treatment is highly individualized and is based on a patient’s disease severity, organ involvement and previous response. Mild forms of pSS may be treated symptomatically with artificial tears and salivary flow stimulation. Fatigue and arthralgia may respond to antimalarial medications. More severe, systemic manifestations may be treated with high-dose glucocorticoids and immunosuppressive or cytotoxic drugs to suppress the immune system.

Global Data estimates the drug sales for SS in 2014 were approximately $990 million in the US and $1.1 billion across the markets covered in its forecast. By the end of the forecast period of 2024, sales are estimated to grow to $1.9 billion in the US and $2.2 billion across the markets covered in its forecast with a Compound Annual Growth Rate of 7.2%. The market size estimate in 2014 includes Salagen (pilocarpine) and Evoxac (cevimeline), the only two agents to ever be approved for SS, and the use of off-label agents, such as biologics approved for other autoimmune diseases, and systemic and topical immunosuppressants and corticosteroids. This growth is expected to be driven by the anticipated approval of Orencia for use in patients with SS in the US and EU in 2021 and Japan in 2022.

hCDR1: General & Mechanism of Action

See above discussion regarding the Mechanism of Action of hCDR1 for SLE.

Since SS is an autoimmune disease similar to SLE with some autoantibodies and clinical manifestations identical with those detected in SLE, and since there is no specific treatment for Sjogren’s syndrome, the experiments were undertaken on the Company's behalf by Professor Edna Mozes of the Weizmann Institute in Israel to determine the ability of hCDR1 to beneficially affect autoimmune responses related to this disease. To this end, PBMCs obtained from blood samples of pSS patients were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time RT-PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of 3 cytokines considered to be pathogenic in SS. These results were similar to the results observed with lupus patients.

Clinical Trial History

No clinical trials with hCDR1 in SS have been performed to date.

Planned Clinical Trial

As noted above, hCDR1 has been tested in greater than 400 SLE patients to date. Given its clean safety profile, shown in three different clinical studies, we intend to test hCDR1 in a small Phase 2 clinical trial in pSS. The objectives of the study will be to test the safety & efficacy of [2] different doses of hCDR1 in pSS patients in addition to a control arm. The duration of the study will be three months of active treatment. [We intend to enroll approximately 50 patients.] We estimate that the trial will take over one year to enroll patients, three months for the treatment phase, and additional time to analyze the results for a total of approximately 1.5 years.

rHuEPO for the Treatment of Multiple Myeloma

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, two families of patents relating to hCDR1.

•	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expires on February 26, 2022 except in the case of the U.S., which expires on September 22, 2022.

•	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, and Mexico, and is under examination in Canada. The patent expires on January 14, 2024.

Two provisional patent applications for specific treatment regimens were filed on August 11, 2016 and an additional provisional patent application for treatment of Sjögren's syndrome was filed on January 5, 2017.

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

Licensing Agreements and Collaborations

hCDR1

On January 7, 2014, we entered into a license agreement with Yeda, as amended on September 6, 2015, which grants us the exclusive worldwide right to research, develop, and commercialize hCDR1 for all indications. Yeda is the commercial arm of the Weizmann Institute of Science.

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38,000. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84,000. The remaining installments of approximately $64,000 each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017. In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement will be made on April 7, 2017, provided that if we receive funding of at least $5,000,000 then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment.

Under the license agreement, we are required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, we are required to pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever we receive from any sub-licensee. Under the license agreement, we are also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which we delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017. In subsequent amendments signed between the Company and Yeda, the parties agreed to postpone the last two installments of the patent expense reimbursement until April 7, 2017, receipt of the remainder of the required $5 million investment by May 1, 2017 and commencement of a Phase 2 clinical trial in respect of hCDR1 by October 1, 2017.

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

Competing Products for Treatment of pSS

No specific drug has been approved for SS so far apart from the symptomatic relief of signs and symptoms with the use of cholinergic agonists e.g. Salagen (pilocarpine) and Evoxac (cevilemine). Immunomodulary treatments, usually for extra-glandular disease, which may be used include cyclosporine (ocular inflammation), hydroxychloroquine (mild inflammatory symptoms of joints, muscles & skin), corticosteroids (rare but serious symptoms: vasculitic rash, interstitial lung disease, interstitial nephritis, glomerulonephritis), immunosuppressive agents e.g. methotrexate, azathioprine, cyclophosphamide (used to treat serious internal organ manifestations) and biologic agents e.g. rituximab. Corticosteroids and immunosuppressants lead to broad, non-selective immunosuppression often associated with significant adverse events.

The pipeline of drugs in development for the indication of SS is relatively small with only one product in Phase 3, Orencia, being developed by Bristol-Myers Squibb, and a number of drugs in Phase 1 or 2 stages of development including AMG/MEDI5872 developed by Amgen, BIIB063 developed by Biogen, CFZ533 and VAY736 developed by Novartis, GSK618960 developed by GSK, LY3090106 developed by Eli Lilly, MEDI4920 developed by MedImmune, RG7625 developed by Roche, RSLV developed by Resolve Therapeutics and Actemra developed by the University Hospital of Strasbourg. In addition, there is an ongoing Phase 2 combination study combining Benlysta and Rituxan..

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

With respect to our drug candidate, hCDR1, we believe that we will be able to outsource production to a contract manufacturer in order to obtain sufficient inventory to satisfy the clinical supply needs for our future development for the treatment of SLE and SS. With respect to our drug candidate rHuEPO, we believe that we will either be able to purchase rHuEPO from existing pharmaceutical companies or to enter into collaborative agreements with contract manufacturers or other third-parties.

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

We were granted an Orphan-drug designation from the FDA in May 2011, for rHuEPO. In the U.S., Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S.. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waiver of Prescription Drug User Fee Act filing fees.

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

Employees

As of March 20, 2017, we have 2 full-time employees, including our officers, and 5 part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

Organizational structure

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995.

We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since 1993 we pursued therapeutic and pharmaceutical development programs for the treatment of a variety of indications including hepatitis B, hepatitis C, diabetic neuropathic pain, schizophrenia, SLE and multiple myeloma, most of which have terminated. Our current drug development program is currently focused on the treatment of SLE and multiple myeloma.

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of January 2017, we hold approximately 3.78% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours (See “Business – Recent Developments – InterCure Transactions ”).

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

Property and Equipment

Since April 2015 we lease offices in Ra’anana, Israel. The basic lease period is for 24 months with an option for an additional 24-month period.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards ("IFRS") for the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Loss:

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(443)	(578)	(278)
General and administrative expenses	(1,270)	(1,419)	(1,744)
Impairment of intangible assets	(848)	(1,604	-
Other gains, net	-	(10)	-

Operating loss	(2,561)	(3,611)	(2,022)

Finance income	23	4	10
Finance expenses	(7)	(15)	(107)

Finance income (expenses), net	16	(11)	(97

Loss from continuing operations	(2,545)	(3,622)	(2,119)

Loss from discontinued operations	-	(689)	(746)

Total loss for the year	(2,545)	(4,311)	(2,865)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	163	-	-
Realized gain from sale available-for-sale financial assets	- *)	-	-

Total other comprehensive income	163	-	-

Total comprehensive loss	(2,382)	(4,311)	(2,865)

Total loss attributable to:
Equity holders of the Company	(2,545)	(4,313)	(2,527)
Non-controlling interests	-	2	(338)

	(2,545)	(4,311)	(2,865)

Total comprehensive loss attributable to:
Equity holders of the Company	(2,382)	(4,313)	(2,527)
Non-controlling interests	-	2	(338)

	(2,382)	(4,311)	(2,865)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.009)	(0.014)	(0.009)
From discontinued operations	-	(0.003)	(0.002)

Loss per share for the period	(0.009)	(0.017)	(0.011)

*) Representing amount less than $1 thousand

Consolidated Statements of Financial Position Data:

	As of December 31,
	2016	2015	2014
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	2,019	3,817	2,159
Working capital	2,424	3,829	2,081
Total assets	3,017	5,323	5,644
Long term liabilities	-	-	-
Total shareholders’ equity	2,687	4,887	4,660
Non-controlling interests	-	-	19

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current drug development program is focused on the development of hCDR1 for the treatment of SLE and SS.

We were established as a corporation under the laws of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We have had no drug product sales to date. Our major sources of working capital have been proceeds from various private and public offerings of our securities and option and warrant exercises.

We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and potential in-licensing and acquisition opportunities.

Our research and development expenses primarily consisted of expenses related to the hCDR1 development plan. As part of the preparations for future clinical trials of hCDR1, we engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control, or CMC, including production and testing of the drug substance.

Our general and administrative expenses consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative costs as incurred.

Our results of operations include non-cash compensation expense as a result of the grants of XTL stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options (see details below.)

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 16 to the consolidated financial statements for the year ended December 31, 2016). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2016 compared to the year ended December 31, 2015

Research and Development Expenses. Research and development expenses in the years ended December 31, 2016 and 2015 totaled approximately $443 thousand and $578 thousand, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 drug designed to treat SLE and pSS patients. The decrease in expenses in 2016 compared to 2015 is mainly due to professional consulting expenses in 2015 related to the preparation and submission to the U.S. FDA of our pre-IND meeting package for our planned clinical study of the hCDR1 drug for the treatment of SLE patients filing of a pre-IND meeting package related to our hCDR1 drug. Expenses incurred in 2016 include, among other things, chemistry, manufacturing and control (CMC) costs for production of the drug product, pre-clinical experiments on the use of hCDR1 for the treatment of pSS patients, as well as clinical and regulatory consulting fees.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2016 and 2015 totaled approximately $1,270 thousand and $1,419 thousand, respectively. The decrease in 2016 compared to 2015 is mainly due to the Company's efforts to reduce overhead costs.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2016 and 2015, the Company recognized an impairment in the amount of $848 and $1,604 thousand, respectively, with regard to the rHuEPO intangible asset which is fully impaired as of December 31, 2016. For further information, see also Note 10 of the consolidated financial statements for the year ended December 31, 2016.

Finance (income) expenses, net. Finance (income) expenses, net for the years ended December 31, 2016 and 2015 totaled approximately ($16) thousand and $11 thousand, respectively. The decrease in finance expenses in 2016 compared to 2015 derives mainly from a reduced exposure to NIS/USD exchange rate fluctuations due to lower NIS cash balances in 2016 compared to 2015.

Total loss from discontinued operations. Total loss from discontinued operations of approximately $689 thousand for the year ended December 31, 2015 , is derived from the deconsolidation of the Company’s investment in InterCure, a former subsidiary.

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

Impairment of intangible assets. The Company is required to determine, on at least an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2015, the Company recognized an impairment in the amount of $1,604 thousand with regard to the rHuEPO intangible asset. For further information, see note 10 of the consolidated financial statements for the year ended December 31, 2016.

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

Significant Accounting Policies

Basis of presentation of the consolidated financial statements. The consolidated financial statements of the Company and its subsidiary (the “Group”) as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the IASB.

The significant accounting policies described below are consistent with those of all periods presented, unless indicated otherwise.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Group’s accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 to the annual consolidated financial statements. Actual results could significantly differ from the estimates and assumptions used by the Group’s management.

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

Intangible assets

1.	Unamortized intangible assets (licenses and patent rights)

The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use. These assets are reviewed for impairment once a year or whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, “Impairment of Assets”.

2.	Research and development

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2016, the Group did not capitalize development costs to intangible assets.

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

Critical Accounting Estimates

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

•	Intangible assets -

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the asset’s recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

•	Share-based payments - in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

Impact of Inflation and Currency Fluctuations

We hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel. Future activities may lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

As of December 31, 2016, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $22 thousand lower (2015 loss approximately $20 thousand lower; 2014 - loss approximately $85 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Loss was less sensitive to fluctuations in the exchange rate in relation to the NIS in 2016 than in 2015 mainly because of the decreased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

•	Taxable income of the Company is subject to a corporate tax rate as follow: 2015 - 26.5% and 2016 - 25%.

•	On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

•	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

As of December 31, 2016, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2016, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $30 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placement transactions, our initial public offering, a placement and open offer transaction, option and warrant exercises, and private investments in public equities. As of December 31, 2016, we had received net proceeds of approximately $74.2 million from various public offerings and private placement transactions, including net proceeds of approximately $45.7 million from our initial public offering in September 2000, net proceeds of approximately $15.4 million from the 2004 placement and open offer transaction, net proceeds of approximately $1.5 million from the Bio-Gal transaction in August 2010, net proceeds of approximately $1.75 million from our public offering on TASE in March 2011, net proceeds of $2.4 million from our private placement in March 2012, net proceeds of approximately $3.4 million from our public offering on Nasdaq in April 2015, and proceeds of approximately $4.0 million from the exercise of options and warrants.

As of December 31, 2016, we had approximately $2 million in cash and cash equivalents (including bank deposits), an decrease of $1.8 million from December 31, 2015.

Prior to the date of this report, in February 2017 we recieved net proceeds of approximately $2.1 million from a public offering and in March 2017 we received net proceeds of approximately $2.7 million from a private placement to existing investors.

Cash flows used in operating activities for the year ended December 31, 2016 totaled approximately $1.7 million, compared to cash flows used in operating activities of approximately $1.9 million for the year ended December 31, 2015. Cash flows in 2016 mainly originated from annual loss of $2,545 thousand less the impairment of intangible assets related to rHuEPO of $848 thousand and stock-based compensation expenses of $182 thousand plus adjustments to operating cash flow relating to changes in operating asset and liability items of $220 thousand. Cash flows in 2015 mainly originated from annual loss of $4,311 thousand less the impairment of intangible assets related to rHuEPO of $1,604 thousand, divestment of subsidiary of $689 thousand and stock-based compensation expenses of $148 thousand plus adjustments to operating cash flow relating to changes in operating asset and liability items of $16 thousand.

Cash flows used in investing activities in the year ended December 31, 2016 totaled approximately $66 thousand compared to cash flows provided by investing activities of approximately $110 thousand in the previous year. Cash flows in 2016 mainly originated from payment made to Yeda in connection with the hCDR1 asset. Cash flows in 2015 mainly originated from payment made to Yeda in connection with the hCDR1 asset and Company’s divestment of InterCure.

Cash flows provided by financing activities in the year ended December 31, 2016 totaled approximately $0 million compared to cash flows provided by financing activities of approximately $3.6 million in the previous year. Amount for the year ended December 31, 2015 reflects net cash flows during the period in connection with the April 2015 public offering.

The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities for a period of at least twelve months from the date hereof. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these consolidated financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2017 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be required to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2016, 2015 and 2014 substantially derived from costs related to the hCDR1 and, to a lesser degree, rHuEPO, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

hCDR1 for the Treatment of SLE

The Company intends to initiate a new Phase II clinical trial, which will include the 0.5 mg and a lower weekly dose. We estimate that the trial will take over one year to enroll patients, 26 weeks for the treatment phase, and additional time to analyze the results for a total of approximately two years.

rHuEPO for the Treatment of Multiple Myeloma

We have decided to concentrate our efforts and resources on the development of hCDR1 and therefore do not expect to initiate any activities related to rHuEPO.

The following table sets forth the research and development costs for the years 2016, 2015 and 2014 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2016	2015	2014

hCDR1	443	549	206
rHuEPO	-	29	37
SAM-101	-	-	25
Other	-	-	10
Total Research and Development	443	578	278

D.	Trend Information

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

F.	Tabular disclosure of contractual Obligations

As of December 31, 2016, we had known contractual obligations, commitments and contingencies of approximately $10 thousand which relate to lease obligations for our offices, all of which is due within the next year. In April 2015, we signed an operational lease agreement for our new offices in Ra’anana. Under the new lease agreement, we will pay a monthly rent of approximately $2,500. In addition, we entered into an agreement with subtenants to lease part of the office space in exchange for approximately $1,200 per month. The agreement is in effect until April 2017.

We do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

Payment due by period as of December 31, 2016 (in thousands of US$)
Contractual obligations	Total	Less than 1 year	More than 1 year

Operating lease obligations	10	10	-

Total	10	10	-

Pursuant to our asset purchase agreement to acquire the rights to develop rHuEPO for the treatment of Multiple Myeloma from Bio-Gal Ltd., we are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. The payment of $350 thousand is to be made to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 in an amount of at least $2 million. No Phase 2 study has been initiated on this compound.

According to the licensing agreement signed with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments (as of December 31, 2016 three out of the six installments have been paid in cash or thourgh issuance of shares), certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	55	Chairman of the Board of Directors
Osnat Hillel Fain	51	Non-Executive and External Director
Oded Nagar	48	Non-Executive and External Director
David Bassa	55	Non-Executive Director
Doron Turgeman	48	Non-Executive Director
Dr. Jonathan Schapiro	56	Non-Executive Director
Dr. Dobroslav Melamed	39	Non-Executive Director
Josh Levine	52	Chief Executive Officer
David Kestenbaum	52	Chief Financial Officer

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

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2016 (10 persons) was approximately $552 thousand. This amount includes payments of approximately $37 thousand made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

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

For further details regarding share options granted to our employees, directors and service providers, see Note 16 to the consolidated financial statements for the year ended December 31, 2016.

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

The employment agreement provides that upon the successful completion of cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than 50% of the outstanding voting securities), as long as Mr. Levine is appointed as such entity’s CEO, during the thirty six month period from the date of the agreement, the Company will pay Mr. Levine a bonus equal to 1% of the above fund raising amount, up to a maximum aggregate amount of $200 thousand in any calendar year. The employment agreement further provides that in the event the Company or its wholly-owned subsidiary or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine shall be entitled to payment of 1% of the cash actually received by the Company in such transaction, up to an aggregate maximum amount of $200 thousand in any calendar year. Furthermore, the employment agreement provides that in the event the Company or its wholly-owned subsidiary or any entity under its control, as long as Mr. Levine is appointed as such entity’s CEO, receives payment in connection with payments made to finance specific research and development activity, Mr. Levine shall be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of $200 thousand in any calendar year and per single research and development funding. The aggregate of all such bonuses payable to Mr. Levine in any calendar year cannot exceed $300 thousand. In addition, the employment agreement provides that Mr. Levine shall be entitled to an annual bonus of NIS 66 thousand upon meeting goals set by the Board of Directors. The employment agreement also provides that Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car.

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

The employment agreement has a three-year term from the effective date of January 5, 2014. Either party may terminate the employment agreement without cause upon 60 days’ advance written notice. The employment agreement is renewed automatically for an additional period of 12 months unless terminated by either party with 60 day prior written notice to the other party. In the case of death or disability, as such terms are defined in the employment agreement, Mr. Kestenbaum or his heirs shall be entitled to four months’ salary in addition to any severance pay under applicable law.

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

On May 31, 2016, we granted to Mr. Kestenbaum options to purchase 400,000 ordinary shares at an exercise price of NIS 0.60 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following 2 years provided Mr. Kestenbaum remains employed or provides services to us. The options have a term of ten years.

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

Osnat Hillel Fain and Oded Nagar serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our committee for the approval of consolidated financial statements, our nomination committee and our compensation committee.

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

Osnat Hillel Fain is the chairman of our compensation committee. Doron Turgeman and Oded Nagar serve as the other members of our compensation committee.

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

As of the date of this Report, the Company has 2 full-time employees, and 5 part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date hereof by the members of our senior management, board of directors, individually and as a group. The beneficial ownership of ordinary shares is based on 514,205,799 ordinary shares outstanding as of the date hereof and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date hereof, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chairman of the Board	862,500	(1)	*
Josh Levine Chief Executive Officer	1,916,666	(2)	*
David Kestenbaum Chief Financial Officer	1,072,916	(3)	*
Osnat Hillel Fain Director	112,500	(4)	-
Oded Nagar Director	112,500	(4)	-
David Bassa Director	48,339,347	(5)	6.16%
Jonathan Schapiro Director	225,000	(6)	*
Dobroslav Melamed Director	112,500	(7)	*
Doron Turgeman Director	602,500	(8)	*

Directors and Senior Management as a group (9 persons)	53,356,429		6.80%

* Denotes less than 1%

(1)	Includes (i) 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024 (ii) 750,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026. Excludes options to purchase 787,500 ordinary shares that vest in more than 60 days from the date hereof.

(2)	Includes (i) 600,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until October 13, 2023, (ii) 900,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.90 per share exercisable until October 13, 2023, (iii) 83,333 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025 and (iv) 333,333 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until March 30, 2026. Excludes 683,334 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(3)	Includes (i) 750,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.5328 per share exercisable until December 29, 2023, (ii) 83,333 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025, (iii) 106,250 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.4283 per share until May 31, 2025 and (iv) 133,333 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.6 per share until May 31, 2026. Excludes 377,084 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(4)	Includes 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025. Excludes options to purchase 37,500 ordinary shares that vest in more than 60 days from the date hereof.

(5)	Includes (i) 33,955,987 ordinary shares, (ii) 14,222 ADSs representing 1,422,240 ordinary shares, ,(iii) warrants to purchase 7,111 ADSs representing 711,120 ordinary shares at $11.25 per ADS until October 6, 2020 and (iv) warrants to purchase 122,500 ADSs representing 12,250,000 ordinary shares at $11.25 per ADS until October 6, 2020. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(6)	Includes (i) 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024. Excludes options to purchase 75,000 ordinary shares that vest in more than 60 days from the date hereof.

(7)	Includes (i) 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024. Excludes options to purchase 37,500 ordinary shares that vest in more than 60 days from the date hereof.

(8)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, (ii) 150,000 ordinary shares, and (iii) 112,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024. Excludes options to purchase 37,500 ordinary shares that vest in more than 60 days from the date hereof.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 16 of our consolidated financial statements for the year ended December 31, 2016.

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

As of the date hereof, we have granted to employees, directors and consultants options that are outstanding to purchase up to 6,750,000 ordinary shares under two share option plans.

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

As of the date hereof, we have granted options to purchase 6,690,000 ordinary shares under the 2011 Plan at exercise prices between $0 and $0.42 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 17 to the consolidated financial statements for the year ended December 31, 2016.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 1,381,555 ADSs outstanding, held by 49 DTC participants and 1 registered shareholder, whose holdings represented approximately 27% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 785,178,019 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	157,988,387	20.12%

David Bassa	48,339,347	6.16%

B.	Related Party Transactions

The following is a description of some of the transactions with related parties to which we, or our subsidiary, are party, and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

InterCure

In July 2012, we acquired the control over InterCure Ltd, or InterCure, a public company whose shares are traded on the TASE and which develops a home therapeutic device for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress and markets and sells a home therapeutic device for hypertension. As a result of a series of transactions including a transaction, that closed in February 2015, between InterCure and Green Forest Global Ltd., or Green Forest, a company wholly owned by Mr. Alexander Rabinovitch (a greater than 5% shareholder of ours), our holdings in InterCure were diluted to 5.82% of the issued and outstanding share capital of InterCure. As of December 31, 2016, our holdings in InterCure were approximetaly 3.78%.

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

Alexander Rabinovitch

In April 2015, Alex Rabinovitch, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 31,111 ADSs representing 3,111,120 ordinary shares in a registered direct offering at $11.25 per ADS for a purchase price of $350,001. In addition, we issued unregistered warrants to purchase 15,556 ADSs representing 1,555,560 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $11.25 per ADS, subject to adjustment as set forth therein.

In March 2017, Alex Rabinovitch, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 250,000 ADSs representing 25,000,000 ordinary shares in a registered direct offering at $2.00 per ADS for a purchase price of $500,000. In addition, we issued unregistered warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.30 per ADS, subject to adjustment as set forth therein.

David Bassa

In April 2015, David Bassa, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 14,222 ADSs representing 1,422,240 ordinary shares in a registered direct offering at $11.25 per ADS for a purchase price of $160,002. In addition, we issued unregistered warrants to purchase 7,112 ADSs representing 711,120 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $11.25 per ADS, subject to adjustment as set forth therein.

In March 2017, David Bassa, a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 122,500 ADSs representing 12,250,000 ordinary shares in a registered direct offering at $2.00 per ADS for a purchase price of $245,000. In addition, we issued unregistered warrants to purchase 122,500 ADSs representing 12,250,000 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.30 per ADS, subject to adjustment as set forth therein.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements appear in this annual report on Form 20-F. See “Item 18. Financial Statements.”

Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, since July 2005. Our ordinary shares currently trade on the TASE under the symbol “XTLB”.

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

American Depositary Shares

The following table presents, for the periods indicated, the high and low market closing prices for the ADSs as reported on the Pink Sheets from 2011 until July 14, 2013, and on Nasdaq from July 15, 2013 to the present. Effective February 10, 2017, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing 20 ordinary shares to one ADS representing 100 ordinary shares. For convenience of the readers of this prospectus supplement, the data below was adjusted so that all the quotes of the ADS price would represent the current ADS to ordinary share ratio, meaning 1:100.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2016	7.50	2.75
2015	13.00	7.05
2014	24.75	7.95
2013	37.10	11.20
2012	42.50	15.00

Quarterly:
First Quarter of 2017 (through March 29, 2017)	3.80	2.00
Fourth Quarter 2016	4.85	2.75
Third Quarter 2016	6.35	4.55
Second Quarter 2016	6.40	4.35
First Quarter 2016	7.50	5.15
Fourth Quarter 2015	9.80	7.25
Third Quarter 2015	10.00	8.00
Second Quarter 2015	12.20	9.50
First Quarter 2015	13.00	9.40
Fourth Quarter 2014	16.90	7.95
Third Quarter 2014	17.50	8.50
Second Quarter 2014	24.75	12.40
First Quarter 2014	21.50	13.65

Most Recent Six Months:
March 2017 (through March 29, 2017)	2.68	2.01
February 2017	3.58	2.00
January 2017	3.80	2.85
December 2016	3.90	2.75
November 2016	4.10	3.05
October 2016	4.85	4.10
September 2016	5.20	4.55

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the TASE. For comparative purposes only, we have also provided such figures translated into U.S. Dollars at an exchange rate of _____ NIS per U.S. Dollar, as of March ___, 2017 according to the Bank of Israel.

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2016	0.32	0.12	0.08	0.03
2015	0.48	0.29	0.12	0.08
2014	0.75	0.32	0.19	0.08
2013	1.35	0.38	0.35	0.10
2012	1.68	0.52	0.43	0.13

Quarterly:
First Quarter of 2017 (through March 29, 2017)	0.15	0.08	0.04	0.02
Fourth Quarter of 2016	0.18	0.12	0.05	0.03
Third Quarter of 2016	0.25	0.19	0.07	0.06
Second Quarter 2016	0.24	0.20	0.06	0.05
First Quarter 2016	0.32	0.23	0.08	0.06
Fourth Quarter 2015	0.36	0.29	0.09	0.08
Third Quarter 2015	0.39	0.30	0.10	0.08
Second Quarter 2015	0.47	0.37	0.12	0.10
First Quarter 2015	0.48	0.37	0.12	0.10
Fourth Quarter 2014	0.52	0.32	0.13	0.08
Third Quarter 2014	0.58	0.34	0.15	0.09
Second Quarter 2014	0.75	0.47	0.19	0.12
First Quarter 2014	0.73	0.47	0.19	0.12

Most Recent Six Months:
March 2017 (through March 29, 2017)	0.10	0.08	0.03	0.02
February 2017	0.15	0.08	0.04	0.02
January 2017	0.14	0.12	0.04	0.03
December 2016	0.15	0.12	0.04	0.03
November 2016	0.17	0.15	0.04	0.04
October 2016	0.18	0.16	0.05	0.04
September 2016	0.21	0.19	0.05	0.06

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

AMERICAN DEPOSITORY SHARES

We have issued and deposited ordinary shares with Bank Hapoalim B.M., The Bank of New York’s custodian in Tel Aviv, Israel. The Bank of New York in turn issued American Depositary Shares, or ADSs, representing American Depositary Shares, or ADSs. One ADS represents an ownership interest in one hundred of our ordinary shares. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286, U.S.A. Their principal executive office is located at One Wall Street, New York, NY 10286, U.S.A.

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

Corporate Tax Rate

Taxable income of the Company is subject to a corporate tax rate as follow: 2014 and 2015 - 26.5% and 2016 - 25%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Capital gains in the hands of the Company and its Israeli subsidiary are taxable according to the corporate tax rate applicable in the tax year.

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

Taxation of Dividends

As of the beginning of 2012 Israeli tax resident individuals or non-Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary Shares at the rate of 25% or 30% if such recipient is a “substantial shareholders" at the time receiving the dividend or on any date in the 12 months preceding such date, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder's country of residence"

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of a company during the company’s taxable year preceding the distribution of the dividend and the portion of the company’s taxable year in which the dividend was distributed. A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS OF ORDINARY SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF ORDINARY SHARES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS OF ORDINARY SHARES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion applies only to a holder of our ordinary shares who qualifies as a “U.S. holder”. For purposes of this discussion a “U.S. holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that was created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this prospectus, all of which are subject to change or differing interpretation, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-U.S. tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. holders entitled to special treatment under U.S. federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special U.S. federal income tax rules applicable in special circumstances, including to U.S. holders who:

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2016 and although we have not determined whether we will be a PFIC in 2017, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2016, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions and marketable securities. The average duration of all of our investments held as of December 31, 2016, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2016, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $22 thousand lower (2015 - post-tax loss approximately $20 thousand lower; 2014 - post-tax loss approximately $85 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)     Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2016, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2016 were effective.

(b)     Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2016.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c)     Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2016 and 2015.

	2016	2015
	U.S. dollars in thousands
Audit fees	52	52
Audit-related fees	43	60
Total	95	112

The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2016 and 2015 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2016 and 2015, all of our audit and audit-related fees were pre-approved by our audit committee.

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

AS OF DECEMBER 31, 2016

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd and its subsidiary as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of XTL Biopharmaceuticals Ltd. and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Tel-Aviv, Israel	Kesselman & Kesselman
March 30, 2017	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2016	2015
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	2,019	3,817
Marketable securities	7	414	251
Other accounts receivable	8	321	197

		2,754	4,265

NON-CURRENT ASSETS:
Restricted deposit		-	10
Property and equipment, net		10	11
Intangible assets, net	10	253	1,037

		263	1,058

Total assets		3,017	5,323

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	11	17	118
Other accounts payable	12	313	318

		330	436

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	15, 16
Share capital - ordinary shares of NIS 0.1 par value: authorized - December 31, 2016 and 2015 - 700,000,000 shares; issued and outstanding:
December 31, 2016 and 2015 - 274,205,799 and 273,525,799 shares, respectively		6,624	6,606
Premium on shares, options and warrants		150,784	150,748
Reserve from transactions with non-controlling interests		20	20
Other comprehensive income		163	-
Accumulated deficit		(154,904)	(152,487)

Total equity		2,687	4,887

Total liabilities and equity		3,017	5,323

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 30, 2017.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2016	2015	2014
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	17	(443)	(578)	(278)
General and administrative expenses	18	(1,270)	(1,419)	(1,744)
Impairment of intangible assets	10	(848)	(1,604)	-
Other losses		-	(10)	-

Operating loss from continuing operations		(2,561)	(3,611)	(2,022)

Finance income		23	4	10
Finance expenses		(7)	(15)	(107)

Finance income (expenses), net	19	16	(11)	(97)

Loss from continuing operations		(2,545)	(3,622)	(2,119)

Loss from discontinued operations	5	-	(689)	(746)

Total loss		(2,545)	(4,311)	(2,865)

Total loss attributable to:
Equity holders of the Company		(2,545)	(4,313)	(2,527)
Non-controlling interests from discontinued operations		-	2	(338)

Total loss		(2,545)	(4,311)	(2,865)

Other comprehensive income
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets		163	-	-
Realized gain from sale available-for-sale financial assets		- *)	-	-

Other comprehensive income		163	-	-

Total comprehensive loss		(2,382)	(4,311)	(2,865)

Total loss attributable to:
Equity holders of the Company		(2,545)	(4,313)	(2,527)
Non-controlling interests from discontinued operations		-	2	(338)

		(2,545)	(4,311)	(2,865)

Total comprehensive loss attributable to:
Equity holders of the Company		(2,382)	(4,313)	(2,527)
Non-controlling interests from discontinued operations		-	2	(338)

		(2,382)	(4,311)	(2,865)

Basic and diluted loss per share:
From continuing operations		(0.009)	(0.014)	(0.009)
From discontinued operations		-	(0.003)	(0.002)

Loss per share for the period		(0.009)	(0.017)	(0.011)

Weighted average number of issued ordinary shares		274,035,533	263,730,467	231,224,512

*)          Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2016	6,606	150,748	(152,487)	-	20	4,887

Total comprehensive loss	-	-	(2,545)	-	-	(2,545)
Changes in the fair value of available-for-sale financial assets	-	-	-	163	-	163
Share-based payment to employees and non-employees	-	-	128	-	-	128
Issuance of shares	18	36	-	-	-	54

Balance as of December 31, 2016	6,624	150,784	(154,904)	163	20	2,687

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Total comprehensive loss	-	-	(4,313)	-	-	(4,313)	2	(4,311)

Share-based payment to employees and non-employees	-	-	148	-	-	148	-	148
Purchase of intangible assets through issuance of equity	8	76	-	-	-	84	-	84
Issuance of shares and warrants	400	2,983	-	-	-	3,383	-	3,383
Transaction with non-controlling interests in InterCure	-	-	-	-	11	11	5	16
Loss of control in InterCure	-	(587)	-	1,501	-	914	(26)	888

Balance as of December 31, 2015	6,606	150,748	(152,487)	-	20	4,887	-	4,887

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014	6,093	148,327	(146,073)	(2,091)	9	6,265	520	6,785

Total comprehensive loss	-	-	(2,527)	-	-	(2,527)	(338)	(2,865)

Share-based payment to employees and non-employees	-	-	278	-	-	278	-	278
Issuance of ordinary shares	14	158	-	-	-	172	-	172
Sale of treasury shares	-	(197)	-	590	-	393	(163)	230
Exercise of options into shares	91	(12)	-	-	-	79	-	79

Balance as of December 31, 2014	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2016	2015	2014
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(2,545)	(4,311)	(2,865)
Adjustments to reconcile loss to net cash used in operating activities (a)		813	2,450	395

Net cash used in operating activities		(1,732)	(1,861)	(2,470)

Cash flows from investing activities:

Deconsolidation of subsidiary		-	(55)	-
Proceeds from sale of investment in associate		-	-	291
Proceeds from maturity of restricted deposit		-	21	2
Investment in restricted deposit		-	(10)	-
Proceeds from maturity of short-term bank deposits		-	-	1,216
Purchase of property and equipment		(2)	(2)	(8)
Purchase of intangible assets	10	(64)	(64)	(2)

Net cash provided by (used in) investing activities		(66)	(110)	1,499

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	15	-	3,559	79
Proceeds from sale of available-for-sale financial assets		- *)	-	-
Sale of subsidiary's shares		-	20	-
Sale of treasury shares		-	-	230

Net cash provided by financing activities		-	3,579	309

Increase (decrease) in cash and cash equivalents		(1,798)	1,608	(662)
Losses from exchange rate differences on cash and cash equivalents		- *)	(2)	(14)
Reclassification of cash in subsidiary to assets of disposal group held for sale		-	52	(52)
Cash and cash equivalents at beginning of year		3,817	2,159	2,887

Cash and cash equivalents at end of year		2,019	3,817	2,159

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2016	2015	2014
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization		3	7	53
	Loss from disposal of property and equipment		-	5	142
	Loss from disposal of intangible assets	10	-	5	-
	Share-based payment transactions to employees and non-employees	16	182	148	278
	Revaluation of short-term bank deposits		-	-	62
	Gains from exchange rate differences on cash and cash equivalents		- *)	2	14
	Disposal of investment in subsidiary	5	-	689	-
	Change in employee benefit liabilities, net		-	-	12
	Impairment of intangible assets	10	848	1,604	-
	Other financial expenses		-	6	-

			1,033	2,466	561
	Changes in operating asset and liability items:

	Decrease in trade receivables		-	-	58
	Decrease (increase) in other accounts receivable		(114)	36	(130)
	Decrease in inventories		-	-	184
	Decrease in trade payables		(101)	(117)	(210)
	Increase (decrease) in other accounts payable		(5)	65	(68)

			(220)	(16)	(166)

			813	2,450	395

b)	Additional information on cash flows from operating activities:

	Interest received		-	-	9

(c)	Non-cash transactions:

	Share-based payment to third party		54	84	173

(d)	De-consolidation of subsidiary:	5

	Non-current assets held for sale		-	507	-
	Non-current liabilities held for sale		-	(449)	-
	Disposal of treasury shares		-	1,501	-
	Negative premium from disposal of treasury shares		-	(587)	-
	Investment in associate at fair value		-	(482)	-
	Loss from disposal of subsidiary			(464)
	Non-controlling interests		-	(26)	-

			-	-	-

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 HaCharoshet Street, Raanana, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of December 31, 2016, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel and which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

The Company and Xtepo are heretofore referred to as the Group.

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

The Company expects to incur additional losses in 2017 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	On February 17, 2017, the Company raised gross proceeds amounted to $2,500 thousand from institutional investors by issuance of 1,000,000 registered ADSs and 1,000,000 warrants to purchase one ADSs (see also Note 23b).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following is a discussion of significant accounting policies relating to continuing operations of the Group. For a discussion of significant accounting policies with regard to discontinued operations, see also Note 5 below.

a.	Basis of presentation of the consolidated financial statements:

The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The accounting policies have been consistently applied to all the years presented, unless otherwise stated and have been prepared under the historical cost convention, as adjusted for financial assets measured at fair value.

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgment in the process of applying the Group’s accounting policies. The areas that involve judgment which have significant effect or complexity or where assumptions and estimates are significant to the Financial Statements are disclosed in note 3. Actual results could significantly differ from the estimates and assumptions used by the Group’s management.

b.	Consolidated financial statements:

1.	Subsidiary consolidation and business combinations:

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns.

Subsidiary is fully consolidated starting from the date on which control therein is attained by the Company. The consolidation ceases when such control is discontinued.

Intra-group balances and transactions, including revenues and expenses in respect of transactions between the Group companies, are eliminated.

2.	Transactions with non-controlling interests which do not result in loss of control:

Transactions with non-controlling interests in subsidiary which do not result in loss of control in the subsidiary are accounted for as transactions with owners. In these transactions, the difference between the fair value of any consideration paid or received and the amount of adjustment of the non-controlling interests to reflect the changes in their relative rights in the subsidiary is directly recognized in equity and attributed to the equity holders of the parent.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Translation of balances and transactions in foreign currency:

1.	Functional currency and presentation currency:

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in U.S. dollars, which is the Functional Currency of each of the Group’s entities and the Company’s presentation currency.

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2016	3.845
December 31, 2015	3.902

2.	Transactions and balances:

Transactions in a currency other than the Functional Currency (“Foreign Currency”) are translated into the Functional Currency using the exchange rates at the dates of the transactions. After initial recognition, monetary assets and liabilities denominated in Foreign Currency are translated at the end of each reporting period into the Functional Currency at the exchange rate at that date. Exchange differences are recognized in the statement of comprehensive loss in the line item finance income (expenses), net. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

d.	Property and equipment:

Items of property and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses.

Depreciation of property and equipment is calculated on a straight-line basis to reduce their cost to their residual value over their useful life as follows:

% per-year

Computers	33
Office furniture and equipment	6 - 15 (mainly 6)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see also Note 2f).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets (see also Note 10). The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use.

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2016 and 2015, the Group did not capitalize development project costs as intangible assets.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the loans and receivables and available for sale categories. The classification depends on the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

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

Financial assets available for sale:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. The financial assets of the Company are marketable securities.

2.	Recognition and measurement:

Regular purchases and sales of financial assets are recognized in the books of the Group companies on the transaction settlement date which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value through other comprehensive income (loss). Loans and receivables are subsequently carried at amortized cost using the effective interest method.

3.	Impairment of financial assets:

Assets classified as available-for-sale

If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in profit or loss. Impairment losses on equity instruments that were recognized in profit or loss are not reversed through profit or loss in a subsequent period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in profit or loss

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

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. Said pension plans qualify for the criteria of defined contribution plan based on their terms.

2.	Vacation and recreation benefits:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Share-based payment:

The Group operates a number of share-based payment plan to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of services received from employees in consideration of the grant of options is measured according to the Black-Scholes model as of the date of grant (the date of the Company's Board of Directors' decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive loss and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

At each reporting date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss with a corresponding adjustment in equity.

When options are exercised, the Company issues new shares. The proceeds net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Share-based payment transactions in which the Company acquired assets as consideration for the Company’s equity instruments are measured at the value of the intangible assets acquired.

m.	Operating leases:

Operating leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

n.	Loss per share:

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, less treasury shares.

In calculating diluted loss per share, in addition to the average of ordinary shares (net of treasury shares) used for calculating basic loss per share, the weighted average number of shares that will be issued assuming that all the potentially dilutive shares are converted into shares is also taken into consideration. Potential shares are taken into account as above only when their effect is dilutive by increasing the loss per share. For each of the three years ended December 31, 2016, the effect of potential shares was anti-dilutive, and therefore were not taken into consideration when calculating loss per share.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	New and amended IFRS standards:

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Company:

p.	New and amended IFRS standards:

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Company:

International Financial Reporting Standard No. 9 “Financial Instruments” )“IFRS 9”)

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial  guarantee contracts. While the group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses

The standard is effective for accounting periods beginning on or after 1 January, 2018. Early adoption is permitted. The Company is currently assessing the impact of IFRS 9. International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”)

IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under IFRS 16, lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The standard replaces the current guidance in IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16.

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

1.	Intangible assets

(i)	In testing impairment of unamortized intangible assets (licenses and patent rights), the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use.

See note 10 below for further information regarding impairment of intangible assets.

2.	Share-based payments - in evaluating the fair value of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group’s activities expose it to a variety of financial risks: market risks, currency risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Risk management is carried out by the Group’s management under policies approved by the Board. The Group’s treasury identifies, evaluates and defines financial risks. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

a.	Market risks:

Foreign currency exchange rate risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures with respect to the NIS. Foreign exchange risk arises from assets and liabilities denominated in currency that is other than the functional currency.

The Company treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents in the amount of the anticipated NIS-denominated liabilities for six to twelve consecutive months from time to time and this in line with the directives of the Company’s Board.

As of December 31, 2016, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $22 thousand lower (2015 - loss approximately $20 thousand lower; 2014 - loss approximately $85 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

b.	Liquidity risk:

Cash flow forecasting is performed by the Group’s management both in the entities of the Group and aggregated by the Group. The Group’s management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operations. The Group does not use borrowing credit facilities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Surplus cash held to finance operating activities is invested in interest bearing current accounts and time deposits. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2016 and 2015, the maturity of the Group’s financial liabilities is less than one year from each of the reporting dates.

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

As of December 31, 2016 and 2015, all financial assets were classified in one of two categories: (a) loans and receivables, measured at amortized cost, and (b) marketable securities measured at fair value. All financial liabilities as of such dates were classified in the category of other financial liabilities at amortized cost.

NOTE 5:	INTERCURE - DISCONTINUED OPERATION

On June 13, 2012, the Company entered into an agreement to acquire the control over InterCure Ltd. (“InterCure”) for a consideration of approximately $2.7 million.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 ordinary shares of InterCure with no par value, in consideration of a private placement of 7,165,662 ordinary shares of the Company of NIS 0.1 par value each, whose value on the date of signing the agreement, measured according to the quoted market price of the Company’s shares on the TASE, was approximately $2.2 million, and which represents a value of InterCure of $1.75 million before the money, but after all of InterCure’s debts were converted as described above (“InterCure’s Adjusted Value”). The fair value of the Company’s shares on the date of consummation of the transaction was approximately $2.5 million. In the year ended December 31, 2013, InterCure sold 1,097,719 shares of the Company for an aggregate amount of approximately $283 thousand. In addition, the Company provided InterCure an amount of approximately $150 thousand in cash on the basis of InterCure’s Adjusted Value. After affecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure’s Adjusted Value amounted to approximately $460 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 5:	INTERCURE - DISCONTINUED OPERATION (Cont.)

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

Pursuant to the Agreement, following a reverse split in InterCure shares at a 10:1 ratio, Green Forest was allotted 2,622,647 ordinary shares of InterCure (the “First Round Allotted Shares”) representing 34.23% of the issued and outstanding shares of InterCure at the time of the allotment for an investment of $230 thousand. Further, upon InterCure’s shares return to the main list of the TASE, an additional 2,622,648 ordinary shares of InterCure were allotted to Green Forest for an additional investment of $230 thousand (the “Second Round Allotted Shares”).

In addition, the Agreement granted Green Forest the following three options:

1.	Option to purchase up to an additional 3,416,818 ordinary shares of InterCure for $300 thousand (representing an exercise price of $0.0878 per share), exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

2.	Option to acquire the Company shares held by InterCure at a price of NIS 0.35 per share, exercisable within 6 months of the Transaction Completion Date.

3.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

Under the Agreement, Green Forest provided InterCure with a qualifying, non-secured, non-guaranteed, non-interest bearing and non-indexed loan of $40 thousand for a period of 60 days. At the time of the completion of the transaction, the loan was repaid by the sale of shares of the Company held by InterCure to Green Forest for the value of the loan ($40 thousand) at a price of NIS 0.30 per share.

InterCure was granted the right to a Put option to sell all or part of the Company’s shares held by InterCure at the Put option exercise date, for an exercise price of NIS 0.30 per share, exercisable within 6 months of the Transaction Completion Date.

In addition, at the time of and as a condition for the completion of the transaction, the outstanding loan of $50 thousand owed by InterCure to the Company was be converted to 569,470 ordinary shares of InterCure.

On December 23, 2014, the extraordinary general meeting of InterCure approved the Agreement. Upon receiving the required approval to the Agreement from TASE, the Agreement turned effective as of February 12, 2015.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 5:	INTERCURE - DISCONTINUED OPERATION (Cont.)

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

After the issuance of the 2,622,647 First Round Allotted Shares, as well as the conversion of the loan granted to InterCure into 569,470 ordinary shares of InterCure, the Company’s holdings in InterCure were diluted to 36.53% of the issued and outstanding share capital of InterCure. The Company’s management then determined that implementation of the Agreement constituted a loss of control in InterCure as of the same date.

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

As a result of the accounting treatment of the deconsolidation of InterCure, the Company recorded a loss from discontinued operations of $689 thousand. In addition, the Company recorded its remaining investment in InterCure shares at a fair value of $482 thousand, as quoted on the TASE as of the loss of control date. Following the aforementioned rights offering, the Company recorded a loss from the change in fair value of InterCure shares in the amount of $225 thousand.

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

The recoverable amount was assessed by management with the assistance of a consultant. In light of recent developments in InterCure, namely conclusions reached by its management and board of directors regarding its ability to continue operating as a going concern, several scenarios were taken into account by the expert. Each scenario was assigned a different weight in order to accommodate all scenarios into a weighted-average discounted cash flow. Such scenarios were as follows:

(i)	The liquidation scenario, under which the realizable value of InterCure’s net operational assets was estimated, was assigned a weighting of 60%.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 5:	INTERCURE - DISCONTINUED OPERATION (Cont.)

(ii)	The going concern scenario, establishing the value-in-use of InterCure’s operations using the discounted cash flow method, was assigned a weighting of 40%. The value-in-use calculations use pre-tax cash flow projections covering an eight-year period and using extrapolation with specific adjustments expected until 2021, and a pre-tax discount rate of 33.3%. The value-in-use calculations included all factors in nominal terms.

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

For the purpose of the impairment test, InterCure was considered the lowest level for which there are separately identifiable cash flows - a Cash Generating Unit (“CGU”). Upon examination, the expert concluded that an impairment exists, and that InterCure’s recoverable amount stands at $ 300 thousand. The impairment loss in the amount of $1.8 million was recognized in loss from operations, and allocated between said intangible assets of the CGU pro rata, based on their respective carrying amounts (net of amortization), in the following amounts:

Technology - $1.4 million;

Brand Name - $357 thousand.

Since termination of the voting agreement between the Company and Green Forest on March 31, 2015, the Company’s investment in InterCure is classified as marketable securities.

a.	Analysis of the results of discontinued operations is as follows:

	Period from January 1 to February 12,	Year ended December 31,
	2015	2014
	U.S. dollars in thousands

Revenues	75	1,451
Expenses	(72)	(2,197)

Total gain (loss)	3	(746)

b.	Analysis of cash flow of discontinued operations for the year ended December 31, 2014, is as follows:

	Period from January 1 to February 12,	Year ended December 31,
	2015	2014
	U.S. dollars in thousands

Operating cash flows	3	(487)
Investing cash flows	-	230
Financing cash flows	-	40

Total cash flows	3	(217)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 6:	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015
	U.S. dollars in thousands

Cash in banks and on hand	2,019	3,347
Bank deposits with original maturities of three months or less	-	470

	2,019	3,817

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2016	2015
	U.S. dollars in thousands

U.S. dollars	1,908	3,683
NIS (not linked to the Israeli CPI)	110	133
Other currencies	1	1

	2,019	3,817

NOTE 7:	MARKETABLE SECURITIES

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2016	2015
	U.S. dollars in thousands

Financial assets available for sale	414	251

	414	251

c.	Changes in marketable securities for the years ended December 31, 2016 and 2015, were as follows:

	December 31,
	2016	2015
	U.S. dollars in thousands

Fair value opening balance	251	257
Changes in fair value during the period	163	(6)

	414	251

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 8:	OTHER ACCOUNTS RECEIVABLE

Composition:

	December 31,
	2016	2015
	U.S. dollars in thousands

Government authorities (*)	179	137
Prepaid expenses	130	60
Other	12	-

	321	197

(*)	The government authorities and others are monetary items which are denominated or linked is NIS.

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 9:	ADDITIONAL INFORMATION ABOUT INVESTMENT IN INVESTEES

Name and country of incorporation of subsidiary		Date	Equity interests and voting rights	Scope of investments in investee (in $ 000)	Stock Exchange data

1	Xtepo, incorporated in Israel	31.12.2016	100%	2,668	-
		31.12.2015	100%	2,668	-
2	InterCure, incorporated in Israel	31.12.2016	3.78%	414	TASE, value of shares as of 31.12.16 - $414
		31.12.2015	5.82%	251	TASE, value of shares as of 31.12.15 - $251 thousand

NOTE 10:	INTANGIBLE ASSETS

a.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. (the “Transaction”) in which the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company’s issued and outstanding share capital after completion of the Transaction.

Following the closing of the Transaction, the Company recognized in its accounts an intangible asset representing the license for the exclusive use of the patent for the rHuEPO drug for Multiple Myeloma as well as every clinical study and accumulated knowhow underlying the patent in a total of approximately $2,265 thousand (excluding transaction costs of approximately $187 thousand), based on its fair value as of the date of closing of the Transaction according to an independent external valuation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 10:	INTANGIBLE ASSETS (Cont.)

On May 29, 2011, the Company received the approval of the FDA, a subdivision of the U.S. Health and Human Services, for orphan drug status for the rHuEPO drug which is patented by the Company until 2019.

According to the guidance of IAS 38, this asset is not ready for usage according to the Company's management intention and therefore has not amortized yet and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

In December 2015, the Company tested the asset for impairment in accordance with the guidance of IAS 36. According to the valuation performed, as of December 31, 2015, the book value amounted to $2,452 thousand of the rHuEPO intangible asset exceeded its recoverable amount by $1,604 thousand. Therefore, a loss from impairment should be recorded regarding the asset. The recoverable amount was determined as fair value less costs of disposal, which was determined on the basis of the discounted future cash flow method for the years 2016 to 2029 less costs of disposal. The discount period was determined on the basis of the estimated timelines to perform the clinical trials in order to approve the drug for marketing and under the limitation of the patent years and the orphan drug designation as above.

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

In March 2017, the Company’s Board of Directors decided on the abandonment of the EPO development and therefore the carrying amount of the rHuEPO intangible asset of $848 has been reduced to zero as of December 31, 2016 in a separate line in the statement of comprehensive loss.

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

On May 14, 2014, the Company issued 222,605 ordinary shares of the Company of NIS 0.1 par value each to Yeda, as the first of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $38 thousand.

On January 21, 2015, the Company issued Yeda 802,912 ordinary shares of the Company of NIS 0.1 par value each, as the second of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $84 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 10:	INTANGIBLE ASSETS (Cont.)

On August 3, 2015, the Company paid Yeda an amount of approximately $64 thousand, as the third of six installments for the aforementioned patent expenses reimbursement.

On February 1, 2016, the Company paid Yeda an amount of approximately $64 thousand, as the fourth of six installments for the aforementioned patent expenses reimbursement.

In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement will be made on April 7, 2017, provided that if the Company receives funding of at least $5,000 thousand then the Company shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment.

In order to measure the fair value of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2016. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company's financial statements as of December 31, 2016.

c.	Composition and movement:

The composition of intangible assets, net, by major classes, and the movement therein in the three years ended December 31, 2016, 2015 and 2014, are:

	rHuEPO	hCDR1	Total

Cost:

Balance at January 1, 2016	848	189	1,037

Additions during the year	-	64	64
Impairment of intangible assets	(848)	-	(848)

Amortized cost at December 31, 2016	-	253	253

	rHuEPO	hCDR1	Other	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2015	2,452	41	5	2,498

Additions during the year	-	148	-	148
Impairment of intangible assets	(1,604)	-	-	(1,604)
Disposal	-	-	(5)	(5)

Amortized cost at December 31, 2015	848	189	-	1,037

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 10:	INTANGIBLE ASSETS (Cont.)

	rHuEPO	hCDR1	Other	Total
	U.S. dollars in thousands

Cost:

Balance at January 1, 2014	2,452	-	5	2,457

Additions during the year	-	41	-	41

Amortized cost at December 31, 2014	2,452	41	5	2,498

NOTE 11:	TRADE PAYABLES

a.	Composition:

	December 31,
	2016	2015
	U.S. dollars in thousands

Open accounts	15	84
Checks payable	2	34

	17	118

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2016	2015
	U.S. dollars in thousands

U.S. dollars	11	80
NIS (not linked to the Israeli CPI)	6	38

	17	118

NOTE 12:	OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2016	2015
	U.S. dollars in thousands

Employees, consultants and payroll accruals	43	40
Accrued expenses	270	278

	313	318

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 12:	OTHER ACCOUNTS PAYABLE (Cont.)

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2016	2015
	U.S. dollars in thousands

U.S. dollars	249	234
NIS (not linked to the Israeli CPI)	64	76
Other	-	8

	313	318

NOTE 13:	EMPLOYEE BENEFIT LIABILITIES

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2016, 2015 and 2014 was $17, $16 and $25 thousand, respectively.

NOTE 14:	COMMITMENTS

a.	Royalty and contingent milestone payments:

On August 3, 2010, the Company entered into Asset Purchase Agreement ("APA") to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 10b). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 14:	COMMITMENTS (Cont.)

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2016, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

b.	Operating lease commitments:

The Company entered into an operating lease agreement on the offices it uses, which is in effect until April 2017 with an option upon the Company's discretion for extension of additional two years. The lease fees are stated in NIS and are not linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee, which is secured by a restricted NIS deposit of approximately $10 thousand.The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2016 are as follows:

U.S. dollars in thousands

2017	10

The Company entered into an agreement with subtenants to lease part of the office space in exchange for approximately $1.2 thousand per month. The sublease agreement is in effect until April 2017.

NOTE 15:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.116 as of December 31, 2016.

b.	Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 15:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

c.	On June 1, 2012, the Company applied for the relisting of its ADSs on the Nasdaq (after the ADSs had been delisted from trade on the Nasdaq in July 2009), subject to compliance with all the criteria reviewed by the Nasdaq admissions committee, including minimum ADS price (according to the various listing criteria). On September 24, 2012, the Company’s Board of Directors approved a change in the number of shares underlying the ADSs such that 20 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq’s ADS listing conditions. The record date of change in the ADS ratio is October 4, 2012. On July 10, 2013, the Company’s management received a notice from Nasdaq representatives stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq.

Effective February 10, 2017, the number of shares underlying the ADSs was changed such that 100 ordinary shares of the Company will constitute a single ADS (see also Note 23a).

In April 2015, the Company raised gross funds amounted to $4.0 million by means of issuing a total of 355,556 ADSs to several investors. In addition, under the share purchase agreements, the investors received unregistered warrants to purchase 177,778 ADSs (excluding warrant to purchase up to 17,978 ADSs that has been issued to placement agent). The warrants may be exercised from the six-month anniversary of the issuance date and for five years thereafter and have an exercise price of $11.25 per ADS, subject to standard adjustments as set forth therein.

d.	In February 2016 and May 2016, the Company issued total of 680,000 ordinary shares, represented by 6,800 ADSs, to a service provider, as part of the terms of a investor relationship service agreement signed in January 2016. Consequently, the Company recorded expenses amounted to $54 thousand, which representing the fair value of the ordinary shares in January 2016.

NOTE 16:	SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. As of December 31, 2016, the remaining number of options available for grant under the 2011 Plan is 3,180,000 options.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2016, 2015 and 2014 are as follows:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 16:	SHARE-BASED PAYMENT (Cont.)

	Year ended December 31,
	2016		2015		2014
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	4,870,000	0.15	6,683,862	0.19	8,038,000	0.15
Granted	2,950,000	0.16	700,000	0.10	3,030,000	0.16
Exercised	-	-	-	-	(3,160,000)	0.02
Expired	(1,070,000)	0.08	(2,513,862)	0.23	-	-
Forfeited	-	-	-	-	(1,224,138)	0.23

Outstanding at end of year	6,750,000	0.17	4,870,000	0.15	6,683,862	0.19

Exercisable at end of year	3,833,333	0.18	2,939,168	0.16	4,275,525	0.20

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2016			2015
Options outstanding at end of year	Range of exercise prices (NIS)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (NIS)	Weighted average remaining contractual life

1,450,000	0 - 0.5	8.13	4,810,000	0 - 0.5	7.3
5,300,000	0.5 -1.6	7.93	60,000	1.5 – 1.6	2.0

6,750,000			4,870,000

Net expenses recognized in the Company’s statements of comprehensive loss for the years ended December 31, 2016, 2015 and 2014 for grant of options to employees were $182 (($54 thousand out of which related to certain service provider as detailed in Note 15d) , $148 and $278 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 16:	SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2016 that have been granted to the Company’s executives, directors and consultants -

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD	Vesting schedule

60,000	Legal counsel	January 15, 2008	1.575	12	25% on grant date and 25% on each year over a period of 3 years from the grant date
10,000	Bookkeeper	April 12, 2012	0.9	8	12 equal portions each quarter over a period of 3 years from the grant date
900,000	Chief Executive Officer	October 15, 2013	0.9	508	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Chief Executive Officer	October 15, 2013	0.6	343	12 equal portions each quarter over a period of 3 years from the grant date
750,000	Chief Financial Officer	December 30, 2013	0.5328	354	12 equal portions each quarter over a period of 3 years from the grant date
30,000	Consultant	February 26, 2014	0.644	10	12 equal portions each month over a period of one year from the grant date
600,000	Four Directors	December 30, 2014	0.4325	184	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	Consultant	December 30, 2014	0.4915	45	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	98	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Financial Officer	March 25, 2015	0.4	27	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Executive Office	March 25, 2015	0.4	27	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
200,000	Chief Financial Officer	June 1, 2015	0.4283	55	12 equal portions each quarter over a period of 3 years from the grant date
50,000	Medical Director	March 4, 2016	0.6	8	12 equal portions each quarter over a period of 3 years from the date of grant
1,500,000	Chairman of Board	March 31, 2016	0.6	239	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Chief Executive Officer	March 31, 2016	0.6	159	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
400,000	Chief Financial Officer	May 31, 2016	0.6	53	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first

6,750,000

(*)	Date of the Company's Board of Directors’ decision (or shareholders, if required).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 16:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2016 and 2015 is estimated at the date of grant using a Black-Scholes-Merton Options pricing model with the following weighted average assumptions:

	2016	2015

Dividend yield	0%	0%
Expected volatility	74.4%	75.56%
Risk-free interest	1.97%	1.39%-2.68%
Expected life (years)	10	6.5

We have calculated the volatility based on the company's historical volatility and comparable companies' historical volatility. The share price was set according to the Company's share market value as of grant date.

NOTE 17:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Fees related to service providers	145	121	25
Expenses relating to options to employees and non-employees	7	8	-
Professional consulting	109	360	165
Lab materials	134	75	88
Other	48	14	-

	443	578	278

NOTE 18:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	297	405	432
Expenses relating to options and shares to employees and non-employees	175	140	278
Patents and fees	162	203	200
Directors’ fees	124	96	77
Investor relations and travel	168	145	172
Rent and office maintenance	39	59	105
Vehicle maintenance	5	-	17
Insurance	48	62	72
Professional services	213	192	282
Depreciation and loss from disposal	3	7	8
Other	36	110	101

	1,270	1,419	1,744

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 19:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Finance expenses:

Exchange differences	-	-	101
Bank account management fees and commissions	7	9	6
Other financial expenses	-	6	-

Total finance expenses	7	15	107

Finance income:

Interest income on bank deposits	-	-	10
Exchange differences	23	4	-

Total finance income	23	4	10

Finance income (expenses), net	16	(11)	(97)

NOTE 20:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	Taxable income of the Company is subject to a corporate tax rate as follow: 2015 - 26.5% and 2016 - 25%.

2.	On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

3.	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

c.	The Group’s carryforward tax losses as of December 31, 2016, totaled approximately $30 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 20:	TAXES ON INCOME (Cont.)

d.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income in the reporting year:

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(2,545)	(4,311)	(2,865)

Theoretical tax saving on this loss	(636)	(1,142)	(759)
Decrease in taxes resulting from different tax rates for foreign subsidiaries	-	-	(24)
Expenses not deductible for tax purposes	32	40	74
Effect of lower tax rates on capital gains	-	-	(16)
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	604	1,102	725

Tax benefit	-	-	-

e.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2012 tax year. Xtepo has not received tax assessments since its incorporation in November 2009.

NOTE 21:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

Compensation to key management personnel:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 21:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	424	503	585
Share-based payments, net	127	143	247

	551	646	832

Number of persons	10	11	12

As of December 31, 2016 and 2015, the Company’s balances with related parties total approximately $61 thousand ($46 thousand out of which were linked to the NIS) and $58 thousand (of which $37 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 16 above.

NOTE 22:	SEGMENT INFORMATION

The Group’s management establishes operating segments in accordance with reports reviewed by the Chief Operating Decision Maker (“CODM”) and which are used to make strategic decisions. Given the deconsolidation of InterCure and the classification of related results to discontinued operations, the Company operates in one operating segment.

NOTE 23:	EVENTS AFTER THE REPORTING DATE

a.	On January 17, 2017, the Company's Board of Directors approved the change which was effective as of February 10, 2017 in the number of shares underlying the ADSs such that 100 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq’s ADS listing conditions.

All ADS data was adjusted to reflect the current ADS to ordinary share ratio, meaning 1:100.

b.	On February 17, 2017, the Company entered into Securities Purchase Agreement ("SPA") with Institutional Investors ("Investors") for the sale of 1,000,000 registered ADSs for gross proceeds of $2,500 thousand, representing a purchase price of $2.50 per ADS in a registered direct offering ("Offering"). Additionally, for each ADS purchased by Investors, the Investors received an unregistered warrant to purchase one ADS ("Warrant"). The Warrant has an exercise price of $4.10 per ADS, shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The closing of the offering took place on February 23, 2017.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

NOTE 23:	EVENTS AFTER THE REPORTING DATE (Cont.)

In addition, the Company entered into engagement agreement ("Agreement") with an exclusive placement agent ("Agent") pursuant to which at the closing of each Offering, the Company will compensate the Agent for its service under the Agreement as follows:

▪	Cash fee equal to 7% of the aggregate gross proceeds raised in each Offering, except that in relation to any proceeds raised from certain existing shareholders of the Company participating in an Offering and listed in the Agreement ("Existing Shareholders"), the Company shall pay to the Agent a cash fee equal to 3.5% of the aggregate gross proceeds raised from such Existing Shareholders in each such Offering. In addition, the Company shall pay the Agent a cash management fee equal to 1% of the aggregate gross proceeds raised in each Offering.

▪	Warrants to purchase ADSs equal to 5% of the aggregate number of warrants to purchase ADSs placed in each Offering. The Warrant shall have the same terms as the warrants, if any, issued to investors in the applicable Offering. If no warrants are issued to investors in an Offering, the Warrant shall have a term of five years and an exercise price equal to 120% of the then market price of the ADSs.

▪	Expense allowance equal to (i) $35 thousand for accountable fees and expenses of HCW (other than legal) as defined in the Agreement and (ii) the greater of $75 thousand and 1% of the gross proceeds raised in such Offering for legal counsel fees and expenses.

The direct and incremental costs (in addition to the aforesaid Agent's compensation) related to the aforementioned Offering under SPA amounted to approximately $423 thousand.

c.	On March 6, 2017, the Company entered into private placement transaction with existing investors pursuant to which 1,400,000 ADSs have been issued at a purchase price of $2.00 per ADS for total gross consideration of $2,800 thousand. The direct and incremental costs related to the aforesaid transaction amounted to $67 thousand. For each ADS purchased by investors, the investors will receive an unregistered warrant to purchase one ADS subject to authorized capital increase through the Company's shareholders meeting. The warrants have a term of five and a half years, an exercise price of $2.30 per ADS and shall be exercisable on the later of the effectiveness of the authorized share increase or six months following the issuance date. The closing of the offering has taken place on March 22, 2017.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

3.1	Articles of Association (1)

4.1	Form of Share Certificate (including both Hebrew and English translations) (2)

4.2	Form of American Depositary Receipt (included in Exhibit 10.1)

10.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

10.2	2001 Share Option Plan dated February 28, 2001 (1)

10.3	2011 Share Option Plan dated August 29, 2011 (6)

10.4	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

10.5	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

10.6	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

10.7	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

10.8	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

10.9	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

10.10	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

10.11	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

10.12	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

10.13	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

10.14	Form of Securities Purchase Agreement (7)

10.15	Form of Warrant (7)

21.1	List of Subsidiaries (6)

23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd *

23.2	Consent of BDO Ziv Haft Consulting and Management Ltd.*

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013*

99.1	Consolidated Financial Statements of Proteologics Ltd. for the nine months ended September 30, 2013 (5)

*	Filed herewith.
†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.
(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.
(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.
(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 30, 2011.
(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.
(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 30, 2017	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

