Form 20-F/A
period 2016-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2017-04-03
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

894,830 American Depositary Shares           274,205,799 Ordinary Shares

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

Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by XTL Biopharmaceuticals Ltd. to its annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 30, 2017, is filed solely for the purpose of (i) inserting outstanding ADSs and ordinary shares on the front cover and an exchange rate and date on page 67, (ii) removing repetitive language from Note 2 to the financial statements, and (iii) updating the exhibit index.

We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since March 30, 2017, the date on which we originally filed our annual report on Form 20-F. Accordingly, the annual report, as amended by this Amendment No. 1, continues to speak only as of March 30, 2017, the date on which the annual report on Form 20-F was originally filed.

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

As of the date hereof, we have granted options to purchase 6,690,000 ordinary shares under the 2011 Plan at exercise prices between $0.10 and $0.23 per ordinary share.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the TASE. For comparative purposes only, we have also provided such figures translated into U.S. Dollars at an exchange rate of 3.625 NIS per U.S. Dollar, as of March 29, 2017 according to the Bank of Israel.

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

c.	On March 6, 2017, the Company entered into private placement transaction with existing investors pursuant to which 1,400,000 ADSs have been issued at a purchase price of $2.00 per ADS for total gross consideration of $2,800 thousand. The direct and incremental costs related to the aforesaid transaction amounted to $67 thousand. For each ADS purchased by investors, the investors will receive an unregistered warrant to purchase one ADS subject to authorized capital increase through the Company's shareholders meeting. The warrants have a term of five and a half years, an exercise price of $2.30 per ADS and shall be exercisable on the later of the effectiveness of the authorized share increase or six months following the issuance date. The closing of the offering has taken place on March 22, 2017.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

3.1	Articles of Association (1)

4.1	Form of Share Certificate (including both Hebrew and English translations) (2)

4.2	Form of American Depositary Receipt (included in Exhibit 10.1)

10.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

10.2	2001 Share Option Plan dated February 28, 2001 (1)

10.3	2011 Share Option Plan dated August 29, 2011 (6)

10.4	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

10.5	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

10.6	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

10.7	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

10.8	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

10.9	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

10.10	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

10.11	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

10.12	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

10.13	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

10.14	Form of Securities Purchase Agreement (7)

10.15	Form of Warrant (7)

10.16	Form of Securities Purchase Agreement (8)

10.17	Form of Warrant (8)

21.1	List of Subsidiaries (6)

23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd *

23.2	Consent of BDO Ziv Haft Consulting and Management Ltd.*

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 3, 2017*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 3, 2017*

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 3, 2017*

99.1	Consolidated Financial Statements of Proteologics Ltd. for the nine months ended September 30, 2013 (5)

*	Filed herewith.
†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.
(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.
(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.
(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 30, 2011.
(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.
(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.
(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: April 3, 2017	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

