Form 20-F
period 2017-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2018-03-15
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Josh Levine

Chief Executive Officer

5 Badner St.

Ramat Gan, 5218102, Israel

Tel: +972-3-6116600

Fax: +972-3-611-6605

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

2,708,270 American Depositary Shares            514,205,799 Ordinary Shares

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

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒      Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	US GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Item 5. Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

●	fluctuations in the market price of our securities;

●	the possibility that our securities could be delisted from Nasdaq or the Tel-Aviv Stock Exchange (“TASE”);

●	potential dilution to the holders of our securities as a result of future issuances of our securities;

●	fluctuations in our results of operations;

●	the accuracy of our financial forecasts in our drug development activity and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

●	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

●	the timing of expenses associated with product development and manufacturing of the proprietary drug candidates that we have acquired - hCDR1 for the treatment of SLE and SS, and those that may be in-licensed, partnered or acquired;

●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●	other risks and uncertainties described in this report.

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

ii

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2017, 2016, 2015, 2014 and 2013. We have derived the selected financial data for the fiscal years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Loss:

	Year ended December 31,
	2017	2016	2015	2014	2013
	U.S Dollars in thousands (except for per share information)

Research and development expenses	(43)	(443)	(578)	(278)	(82)
General and administrative expenses	(1,203)	(1,270)	(1,419)	(1,744)	(1,329)
Impairment of intangible assets	-	(848)	(1,604)	-	-
Other gains, net	-	-	(10)	-	1,059

Operating loss	(1,246)	(2,561)	(3,611)	(2,022)	(352)

Issuance cost related to warrants to investors	(329)	-	-	-	-
Revaluation of warrants to purchase ADS’s	765	-	-	-	-
Other finance income	37	23	4	10	65
Other finance expenses	(8)	(7)	(15)	(107)	(6)

Financial income (expenses), net	465	16	(11)	(97)	59

Earnings (losses) from investment in associate	-	-	-	-	(845)

Total loss from continuing operations	(781)	(2,545)	(3,622)	(2,119)	(1,138)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	-	-	-	108
Reclassification of foreign currency translation adjustments to Other gains, net		-	-	-	(221)
Changes in the fair value of available-for-sale financial assets	(116)	163	-	-	-
Realized gain from sale available-for-sale financial assets	-	- *)
Total other comprehensive income	(116)	163	-	-	(113)

Total comprehensive loss from continuing operations	(897)	(2,382)	(3,622)	(2,119)	(1,251)

Total loss from discontinued operations	-	-	(689)	(746)	(2,575)

Total comprehensive loss for the year	(897)	(2,382)	(4,311)	(2,865)	(3,826)

Loss for the year attributable to:
Equity holders of the Company	(781)	(2,545)	(4,313)	(2,527)	(2,476)
Non-controlling interests	-	-	2	(338)	(1,237)

	(781)	(2,545)	(4,311)	(2,865)	(3,713)

Total comprehensive loss for the year attributable to:
Equity holders of the Company	(897)	(2,382)	(4,313)	(2,527)	(2,589)
Non-controlling interests	-	-	2	(338)	(1,237)

	(897)	(2,382)	(4,311)	(2,865)	(3,826)

Basic and diluted loss from continuing and discontinued operations (in US dollars)
From continuing operations	(0.002)	(0.009)	(0.014)	(0.009)	(0.005)
From discontinued operations	-	-	(0.003)	(0.002)	(0.006)
Basic and diluted loss per share (in US dollars)	(0.002)	(0.009)	(0.017)	(0.011)	(0.011)

Weighted average number of issued ordinary shares	470,188,629	274,035,533	263,730,467	231,224,512	223,605,181

* – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2017	2016	2015	2014	2013
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	3,289	2,019	3,817	2,159	4,165
Working capital*	5,906	2,424	3,829	2,081	3,870
Total assets	6,586	3,017	5,323	5,644	8,015
Long term liabilities	2,667	-	-	-	11
Total shareholders’ equity	3,619	2,687	4,887	4,660	6,265
Non-controlling interests	-	-	-	19	520

* Working capital is calculated as current assets less liabilities.

B. Capitalization And Indebtedness

Not applicable.

C. Reasons For Offer And Use Of Proceeds

Not applicable.

D. Risk Factors

Before you invest in our ordinary shares or American Depositary Shares, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our consolidated financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or American Depositary Shares (“ADSs”). If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADSs could decline and you could lose part or all of your investment.

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

As December 31, 2017, we had approximately $3,289 thousand in cash, cash equivalents and bank deposits, working capital of approximately $5,906 thousand and an accumulated deficit of approximately $155,645 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

We have expended and believe that, subject to receiving adequate financing and/or entering into a collaboration agreement, we will continue to expend significant operating and capital expenditures for the foreseeable future developing our product candidates. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting with contract manufacturing organizations and contract research organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop;

●	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any product candidate we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	hCDR1 patent expiration in 2024 and failure to obtain patent term extension, expand patent protection or obtain data exclusivity in the U.S. and Europe;

●	the costs of in-licensing further patents and technologies.

●	the cost of development of in-licensed technologies

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to existing and/or any future products.

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

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

●	obtaining regulatory approvals to commence a clinical trial;

●	reaching agreement on acceptable terms with prospective CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	slower than expected rates of patient recruitment due to narrow screening requirements and competing clinical studies;

●	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

●	the need or desire to modify our manufacturing process;

●	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

●	governmental or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

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

We may conduct clinical trials in different geographical locations. Our ability to successfully initiate, enroll and complete a clinical trial in any of these countries, or in any future foreign country in which we may initiate a clinical trial, are subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with clinical research organizations and physicians;

●	different standards for the conduct of clinical trials and/or health care reimbursement;

●	our inability to locate qualified local consultants, physicians, and partners;

●	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical products and treatment; and

●	general geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.

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

We do not possess all of the capabilities to fully commercialize our drug candidates and technologies on our own. From time to time, we may need to contract with third parties to:

●	assist us in developing, testing and obtaining regulatory approval for some of our compounds and technologies;

●	manufacture our drug candidates; and

●	market and distribute our products.

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

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

●	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

●	the rates of adoption of our products by medical practitioners and the target populations for our products;

●	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

●	the cost-effectiveness of our products relative to competing products including potential generic competition;

●	the availability of government or third-party pay or reimbursement for our products;

●	the side effects of our products which may lead to unfavorable publicity concerning our products or similar products; and

●	the effectiveness of our and/or our partners’ sales, marketing and distribution efforts.

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

As of December 31, 2017, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

Itay Weinstein, our Chief Financial Officer, is not required to work exclusively for us and does not devote all of his time to our operations. Since serving as our Chief Financial Officer, he has devoted approximately 6 hours a week of his time to the operation of our business. He also serves as a Partner of the accounting firm Shimony C.P.A. It is possible that his pursuit of other activities may slow our operations and impact our ability to timely complete our financial statements.

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

Acquisitions and in-licensing transactions also involve a number of operational risks, including:

●	difficulty and expense of assimilating the operations, technology or personnel of the business;

●	our inability to attract and retain management, key personnel and other employees necessary to conduct the business;

●	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

●	exposure to legal claims for activities of the business prior to the acquisition;

●	the diversion of our management’s attention from our other drug development businesses; and

●	the potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

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

We believe that we will be able to obtain sufficient product liability insurance coverage for our planned clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for a product;

●	damage to our reputation;

●	inability to continue to develop a drug candidate or technology;

●	withdrawal of clinical trial volunteers; and

●	loss of revenues.

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

Our net cash used in operating activities for the year ended December 31, 2017 was $ 1,121 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

The trading price of the ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

●	developments concerning our drug candidates;

●	announcements of technological innovations by us or our competitors;

●	introductions or announcements of new products by us or our competitors;

●	developments in the markets of the field of activities and changes in customer attributes;

●	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

●	changes in financial estimates by securities analysts;

●	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

●	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

●	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

●	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

●	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

●	failure to increase awareness of our products;

●	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

●	any changes in the regulatory environment relating to our drug candidates;

●	changes in the market valuations of similar companies; and

●	additions or departures of key personnel.

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

There are two shareholders (Mr. Alexander Rabinovitch, a director, and Mr. David Bassa, a former director), who each beneficially hold more than 5% of our outstanding ordinary shares (approximately 31.88% cumulative, as of March 14, 2018). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

We may fail to remain in compliance with the continued listing standards of the Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

Our ADSs were approved for listing on the Nasdaq Capital Market in July 2013 where they continue to be listed. We are required to meet certain qualitative and financial tests (including having stockholders’ equity of at least $2.5 million, a market value of listed securities of $35 million or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the most recently completed fiscal years, to maintain the listing of our ADSs on the Nasdaq Capital Market as set forth in Nasdaq listing rule 5550(b)(1) the (“Stockholders’ Equity Requirement” or “Rule 5550(b)(1)”). If we do not maintain compliance with the continued listing requirements for Nasdaq within specified periods and subject to permitted extensions, our ADSs may be recommended for delisting (subject to any appeal we would file). If our ADSs were delisted, it could be more difficult to buy or sell our ADSs and to obtain accurate quotations, and the price of our stock could suffer a material decline. Delisting would also impair our ability to raise capital.

On October 17, 2017, Nasdaq informed the Company that it failed to maintain the Stockholders’ Equity Requirement for the quarter ended June 30, 2017. In accordance with Nasdaq’s rules, the Company had 45 calendar days, or until December 1, 2017, to submit a plan to regain compliance. On November 27, 2017, the Company reported in its report on Form 6-K (the “Report”) that its stockholder’ equity was approximately $3.6 million for the period ended September 30, 2017. The increase of stockholders’ equity from June 30, 2017 is mainly due to financial income from the revaluation of the Company’s derivative securities (warrants to purchase ADSs). On December 5, 2017, Nasdaq informed the Company that, based on its review of the Company’s Report, the Company regained compliance with the Stockholders’ Equity Requirement. However, there is no guarantee that we will be able to maintain continued compliance with the Stockholders’ Equity Requirement or other applicable requirements.

If we fail to maintain compliance with Nasdaq’s continued listing standards, we may be delisted and our ADSs will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our ADSs could depress the price of our ADSs, substantially limit liquidity of our ADSs and materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

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

Our head executive office, our research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices, located in Ramat Gan, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of January 2018, we hold approximately 3.78% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

 The ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S., the Securities Act and the Exchange Act.

Our principal offices are located at 5 Badner St., Ramat Gan 5218102, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

Since January 1, 2015 to the date hereof, our principal capital expenditures (divestitures) are as follows (in thousands of US dollars):

	Year ended December 31,
	2017	2016	2015

InterCure
Conversion of loan convertible into shares of InterCure	-	-	50
Sale of shares and rights to shares	-	-	(20)

Proteologics Ltd.
Purchase of shares by means of equity issuance	-	-	-
Sale of investment in Proteologics Ltd.	-	-	-

Total	-	-	30

B. Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current drug, hCDR1, is a potential treatment for (1) systemic lupus erythematosus, or SLE and (2) Sjogren’s syndrome, or SS.

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

In preclinical studies, blood mononuclear cells (PBMCs) obtained from blood samples of patients with primary SS (pSS) were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time -PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of four pathogenic cytokines known to be involved in SS and lupus (including B-lymphocyte stimulator or BLyS), as well as upregulation of two immunosuppressive genes, one of which is a marker for activity of regulatory T cells. The vast majority of such effects were previously seen in similar studies involving lupus patients. Because amelioration of SLE manifestations in murine models as well as in SLE patients was associated with down-regulation of pathogenic cytokines, it is likely that hCDR1 is capable of beneficially affecting SS patients. In addition, based on hCDR1’s favorable safety profile in over 400 SLE patients (as noted above), as well as the same route of administration as in SLE and similar doses, we believe we can begin the clinical development of hCDR1 in SS with a Phase 2 trial.

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of autoimmune diseases.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Subject to receiving adequate financing and/or entering into a collaboration agreement, we plan to:

●	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

●	initiate a prospective Phase 2 study intended to assess the safety and efficacy of hCDR1 when given to patients with pSS; and

●	continually build our pipeline of therapeutic candidates.

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

In February 2017, we authorized The Bank of New York Mellon, as depository, to effect on February 10, 2017 a change in the ratio from one ADS representing 20 ordinary shares to a new ratio of one ADS representing 100 ordinary shares.

In February 2017, we entered into security purchase agreements providing for the issuance of an aggregate of 1,000,000 ADSs in a registered direct offering at $2.50 per ADS for aggregate gross proceeds of $2,500,000. In addition, we issued unregistered warrants to purchase an aggregate of 1,000,000 ADSs to investors in the offering and unregistered warrants to purchase an aggregate of 50,000 ADSs to the placement agent and affiliates of the placement agent. The warrants may be exercised after six months from issuance and terminate five and a half years from issuance and have an exercise price of $4.10 per ADS, subject to adjustment as set forth therein.

In March 2017, we entered into security purchase agreements providing for the issuance of an aggregate of 1,400,000 ADSs in a private placement transaction at $2.00 per ADS for aggregate gross proceeds of $2,800,000. In addition, we issued unregistered warrants to purchase 1,400,000 ADSs. The Company agreed to hold a shareholder meeting to increase its authorized ordinary shares to allow for the full exercise of the warrants (the “Authorized Capital Increase”). The warrants have a term of five and a half years, an exercise price of $2.30 per ADS and shall be exercisable on the later of the effectiveness of the Authorized Share Increase or six months following the issuance date. We effected the Authorized Capital Increase on August 3, 2017.

In April 2017, Alexander Rabinovitch was appointed to our board of directors, Dudu Bassa resigned from our board of directors and David Kestenbaum resigned as our Chief Financial Officer.

In July 2017, Itay Weinstein was appointed as our Chief Financial Officer.

On August 3, 2017 our shareholders approved the Authorized Capital Increase, authorizing us to increase our authorized share capital by NIS 75,000,000, such that following effectiveness of the Authorized Capital Increase, our authorized share capital would be equal to the quotient of NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 each. As a result, we amended our articles of association accordingly.

Also on August 3, 2017, our shareholders approved the re-appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2017, the re-election of Alexander Rabinovitch, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to our board of directors, our new employment agreement with our Chief Executive Officer Joshua Levine, including the issuance of options to purchase 1,000,000 ordinary shares, and our new compensation policy in accordance with the requirements of the Israeli Companies Law 5759-1999.

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

SLE treatment is highly individualized and is based on a patient’s disease severity, organ involvement and previous response. Mild forms of SLE may be treated with antimalarial medications, non-steroidal anti-inflammatory drugs, and topical and/or low-dose glucocorticoids, although treatment with methotrexate may be needed. In addition, low-dose oral steroids or intramuscular injections of depot steroid preparations can be used for mild disease. More severe cases of SLE may be treated with high-dose glucocorticoids and immunosuppressive or cytotoxic drugs to suppress the immune system. GlaxoSmithKline’s Benlysta (belimumab), a monoclonal antibody, is a newer medication that is FDA-approved for patients with mild to moderate SLE currently taking standard therapy who have not yet experienced an adequate response. Benlysta is the first product to gain marketing approval for patients with SLE in more than 50 years, paving the way for the introduction of new disease-modifying therapies and reigniting the interest of pharmaceutical developers in this therapy area. GlaxoSmithKline reported that its 2016 sales of Benlysta were £306 million, up 19% on the prior year.

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

The PRELUDE trial was a 26-week study conducted at 48 centers in 12 countries: Canada, France, Germany, Holland, Hungary, Israel, Italy, Mexico, Russia, Spain, UK and U.S. enrolling 340 patients with mild to moderate SLE. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda in 2009. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of clinical development moving forward. Subsequent to Teva’s return of the program to Yeda, in 2010 the FDA directed that the primary endpoint in future trials for lupus therapies, including those for hCDR1, should be based on either the BILAG index or the Systemic Lupus Erythematosus Responder Index. The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study, subject to receipt of adequate financing.

Planned Clinical Trial

Given the FDA’s recommendation and the positive findings from the PRELUDE trial (which showed a substantial effect in the BILAG index), subject to receipt of adequate financing and/or entry into a collaboration agreement, we intend to initiate a multinational, randomized, double blind, placebo-controlled, multiple dose, parallel group study to assess the efficacy, tolerability and safety of hCDR1 administered subcutaneously to patients with active SLE. We estimate that the trial will take over one year to enroll patients, 26 weeks for the treatment phase, and additional time to analyze the results for a total of approximately two years. We intend to include an interim analysis which will provide a read-out of data prior to the end date of the study.

The Company submitted a pre-Investigational New Drug (“IND”) meeting package, including a draft protocol for our planned clinical trial, to the FDA in December 2015. In January 2016, the Company received a written response to its pre-IND meeting package in which the FDA provided guidance on several key aspects of its proposed clinical trial including: acceptance of the primary efficacy endpoint to be based on the BILAG index, a measure of lupus disease activity which was the secondary efficacy endpoint in the PRELUDE trial and confirmation of the appropriate patient population and total number of patients required to prove safety for a new drug application (NDA) for marketing approval. The FDA recommended that the trial be a Phase 2 study and also provided additional guidance on other aspects of the trial design including doses and study duration. Based on the FDA’s response, subject to receipt of adequate financing and/or entry into a collaboration agreement, XTL plans to file its IND, and in the coming quarters initiate a global clinical trial for hCDR1 in the treatment of SLE.

hCDR1 for the Treatment of Sjogren’s Syndrome

Market Opportunity

hCDR1 (Edratide) is a Phase 2-ready asset for the treatment of SS. SS is a chronic systemic autoimmune disease characterized by lymphocytic infiltration of exocrine glands. Sjogren’s syndrome may be an isolated disease, termed primary Sjogren syndrome (pSS) or may accompany another autoimmune disease, thus termed secondary Sjogren’s syndrome. Clinical presentation varies from mild symptoms such as classic sicca symptoms of dry eyes (xerophthalmia), dry mouth (xerostomia) and parotid gland enlargements to severe systemic symptoms involving multiple organ systems such as arthritis, arthralgia, myalgia, pulmonary disease, gastrointestinal disease, neuropathy and lymphoma.

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

Since SS is an autoimmune disease similar to SLE with some autoantibodies and clinical manifestations identical with those detected in SLE, and since there is no specific treatment for Sjogren’s syndrome, the experiments were undertaken on the Company’s behalf by Professor Edna Mozes of the Weizmann Institute in Israel to determine the ability of hCDR1 to beneficially affect autoimmune responses related to this disease. To this end, PBMCs obtained from blood samples of pSS patients were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of four pathogenic cytokines known to be involved in SS and lupus (including B-lymphocyte stimulator or BLyS), as well as upregulation of two immunosuppressive genes, one of which is a marker for activity of regulatory T cells. The vast majority of such effects were previously seen in similar studies involving lupus patients.

Clinical Trial History

No clinical trials with hCDR1 in SS have been performed to date.

Planned Clinical Trial

As noted above, hCDR1 has been tested in greater than 400 SLE patients to date. Given its clean safety profile, shown in three different clinical studies, subject to receipt of adequate financing and/or entry into a collaboration agreement, we will consider whether to test hCDR1 in a small Phase 2 clinical trial in pSS. The objectives of the study will be to test the safety & efficacy of different doses of hCDR1 in pSS patients in addition to a control arm. Such study is not being actively considered due to financial constraints and, therefore, we do not have accurate forecasts regarding the size and duration of such study.

rHuEPO for the Treatment of Multiple Myeloma

As our focus is currently on the development of our lead drug candidate, we do not anticipate conducting material research and development activities for rHuEPO and are currently negotiating the licensing of the rHuEPO to a third party for the purpose of its development.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, two families of patents relating to hCDR1.

●	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expires on February 26, 2022 except in the case of the U.S., which expires on September 22, 2022.

●	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, and Mexico, and is allowed in Canada. The patent expires on January 14, 2024.

Two patent applications for specific treatment regimens were filed in the U.S. on August 10, 2017 and three provisional patent applications for treatment of Sjögren’s syndrome were filed on January 5, 2017, April 5, 2017 and September 12, 2017.

rHuEPO for the Treatment of Multiple Myeloma

We have exclusively licensed from Yeda and Mor a family of patents relating to rHuEPO.

●	A main use patent entitled “Use of Erythropoietin in the Treatment of Multiple Myeloma that covers the active pharmaceutical agent, EPO. The main claims of this patent is directed to a method for the treatment of a multiple myeloma patient, comprising the administration of Erythropoietin or Recombinant Human Erythropoietin, for the inhibition of tumor growth, triggering of tumor regression or inhibition of multiple myeloma cell metastasis in the said patient. The patent was granted in the United States, Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, Netherlands, Spain, Sweden and Switzerland), Israel, Japan, Hong Kong and Canada. The issued patent will expire on March 30, 2019.

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

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38,000. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84,000. The remaining installments of approximately $64,000 each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017. In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement will be made on April 7, 2017, provided that if we receive funding of at least $5,000,000 then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment. To this date the patent expenses were incurred but not yet paid and the Company and Yeda are currently negotiating further amendment to the payment scheme under the license agreement.

Under the license agreement, we are required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, we are required to pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever we receive from any sub-licensee. Under the license agreement, we are also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which we delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017. In subsequent amendments signed between the Company and Yeda, the parties agreed to postpone the last two installments of the patent expense reimbursement until April 7, 2017, receipt of the remainder of the required $5 million investment by May 1, 2017 and commencement of a Phase 2 clinical trial in respect of hCDR1 by October 1, 2017. To this date the Company and Yeda are currently negotiating further amendment to the payment scheme under the license agreement.

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

We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350,000 upon the successful completion of Phase 2. Such payment of $350,000 is payable to Yeda upon the earlier of (i) six months from the successful completion of Phase 2 or (ii) the completion of a successful fundraising by XTL at any time after the completion of the Phase 2 of at least $2 million. The Company is currently negotiating the licensing of the rHuEPO to a third party.

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

Despite initial enthusiasm following approval of Benlysta as the first drug approved for SLE with a selective target, it has been approved to date only in patients with mild to moderate disease, without active renal or CNS disease, its onset of action is slow and sales have been lower than expected. Additional drugs are being evaluated or developed to treat SLE including, among others, anifrolumab developed by MedImmune, blisibimod developed by Anthera Pharmaceuticals, forigerimod acetate (lupuzor) developed by Immupharma, abatacept developed by Bristol-Myers Squibb, ACT-334441 developed by Actelion, atacicept developed by Merck Serono, CC-220 developed by Celgene, and INV-103 being developed by Invion. In the past eighteen months, there have been two late stage drugs, tabalumab developed by Eli Lilly and epratuzumab developed by UCB/Immunomedics, for the treatment of SLE which have both failed to meet the primary endpoint in Phase 3 trials.

Competing Products for Treatment of pSS

No specific drug has been approved for pSS so far apart from the symptomatic relief of signs and symptoms with the use of cholinergic agonists e.g. Salagen (pilocarpine) and Evoxac (cevilemine). Immunomodulatory treatments, usually for extra-glandular disease, which may be used include cyclosporine (ocular inflammation), hydroxychloroquine (mild inflammatory symptoms of joints, muscles & skin), corticosteroids (rare but serious symptoms: vasculitic rash, interstitial lung disease, interstitial nephritis, glomerulonephritis), immunosuppressive agents e.g. methotrexate, azathioprine, cyclophosphamide (used to treat serious internal organ manifestations) and biologic agents e.g. rituximab. Corticosteroids and immunosuppressants lead to broad, non-selective immunosuppression often associated with significant adverse events.

The pipeline of drugs in development for the indication of SS is relatively small with only one product in Phase 3, Orencia (abatacept), being developed by Bristol-Myers Squibb, and a number of drugs in Phase 1 or 2 stages of development including AMG/MEDI5872 developed by Amgen, BIIB063 developed by Biogen, CFZ533 and VAY736 developed by Novartis, GSK618960 developed by GSK, LY3090106 developed by Eli Lilly, MEDI4920 developed by MedImmune, RG7625 developed by Roche, RSLV developed by Resolve Therapeutics and Actemra (tocilizumab) developed by the University Hospital of Strasbourg. In addition, there is an ongoing Phase 2 combination study combining Benlysta (belimumab) and Rituxan (rituximab).

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

The FDA may permit expedited development, evaluation, and marketing of new therapies intended to treat persons with serious or life-threatening conditions for which there is an unmet medical need under its fast track drug development programs. A sponsor can apply for fast track designation at the time of submission of an IND, or at any time prior to receiving marketing approval of the NDA. To receive fast track designation, an applicant must demonstrate that the drug:

●	is intended to treat a serious or life-threatening condition;

●	is intended to treat a serious aspect of the condition; and

●	has the potential to address unmet medical needs, and this potential is being evaluated in the planned drug development program.

Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practices, and must be conducted pursuant to an IND, unless exempted.

For purposes of NDA approval, clinical trials are typically conducted in the following sequential phases:

●	Phase 1: The drug is administered to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, metabolism, excretion, and clinical pharmacology.

●	Phase 2: Studies are conducted on a larger number of patients to assess the efficacy of the product, to ascertain dose tolerance and the optimal dose range, and to gather additional data relating to safety and potential adverse events.

●	Phase 3: Studies establish safety and efficacy in an expanded patient population.

●	Phase 4: The FDA may require Phase 4 post-marketing studies to find out more about the drug’s long-term risks, benefits, and optimal use, or to test the drug in different populations, such as children.

The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or that may increase the costs of these trials, include:

●	slow patient enrollment due to the nature of the clinical trial plan, the proximity of patients to clinical sites, the eligibility criteria for participation in the study or other factors, and the number of sites participating in the trial;

●	inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials or delays in approvals from a study site’s review board;

●	longer treatment time required to demonstrate efficacy or determine the appropriate product dose;

●	insufficient supply of the drug candidates;

●	adverse medical events or side effects in treated patients; and

●	ineffectiveness of the drug candidates.

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

Employees

As of March 14, 2018, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of March 2018, we hold approximately 3.78% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

 The ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S., the Securities Act and the Exchange Act.

Our principal offices are located at 5 Badner St., Ramat Gan 5218102, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

Property and Equipment

We entered into an agreement to lease offices in Herzlia, Israel in November 2017 for an initial lease term of 12 months. We have the option to extend the lease term as early as sixty (60) days prior to the expiration of the lease agreement. In addition, we have the ability to terminate the lease during its term or extended term, as the case may be and for any reason, without limitation, by providing a 60 days prior written notice.

To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Loss:

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(43)	(443)	(578)
General and administrative expenses	(1,203)	(1,270)	(1,419)
Impairment of intangible assets	-	(848)	(1,604
Other gains, net	-	-	(10)

Operating loss	(1,246)	(2,561)	(3,611)

Issuance cost related to warrants to investors	(329)	-	-
Revaluation of warrants to purchase ADS’s	765	-	-
Other finance income	37	23	4
Other finance expenses	(8)	(7)	(15)

Finance income (expenses), net	465	16	(11)

Loss from continuing operations	(781)	(2,545)	(3,622)

Loss from discontinued operations	-	-	(689)

Total loss for the year	(781)	(2,545)	(4,311)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	(116)	163	-
Realized gain from sale available-for-sale financial assets	-	- *)	-

Total other comprehensive income	(116)	163	-

Total comprehensive loss	(897)	(2,382)	(4,311)

Total loss attributable to:
Equity holders of the Company	(781)	(2,545)	(4,313)
Non-controlling interests	-	-	2

	(781)	(2,545)	(4,311)

Total comprehensive loss attributable to:
Equity holders of the Company	(897)	(2,382)	(4,313)
Non-controlling interests	-	-	2

	(897)	(2,382)	(4,311)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.002)	(0.009)	(0.014)
From discontinued operations	-	-	(0.003)

Loss per share for the period	(0.002)	(0.009)	(0.017)

*  Representing amount less than $1 thousand

Consolidated Statements of Financial Position Data:

	As of December 31,
	2017	2016	2015
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	3,289	2,019	3,817
Working capital	5,906	2,424	3,829
Total assets	6,586	3,017	5,323
Long term liabilities	2,667	-	-
Total shareholders’ equity	3,619	2,687	4,887
Non-controlling interests	-	-	-

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current lead drug compound, hCDR1, is for the treatment of SLE and SS.

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

Our research and development expenses primarily consisted of expenses related to the hCDR1 development plan. As part of the preparations for future clinical trials of hCDR1, we engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control, or CMC, including production and testing of the drug substance. The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Subject to receiving adequate financing and/or entering into a collaboration agreement, we plan to:

●	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

●	initiate a prospective Phase 2 study intended to assess the safety and efficacy of hCDR1 when given to patients with pSS; and

●	continually build our pipeline of therapeutic candidates.

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 16 to the consolidated financial statements for the year ended December 31, 2017). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2017 compared to the year ended December 31, 2016

Research and Development Expenses. Research and development expenses in the years ended December 31, 2017 and 2016 totaled approximately $43 thousand and $443 thousand, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 drug designed to treat SLE and pSS patients. The decrease in expenses in 2017 compared to 2016 is mainly due to our focus in 2016 on preparing hCDR1 for upcoming clinical trials including regulatory and consulting services and the completion of production and testing of the drug product. In 2017, The has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2017 and 2016 totaled approximately $1,203 thousand and $1,270 thousand, respectively. The decrease in 2017 compared to 2016 is mainly due to the Company’s efforts to reduce overhead costs offset by one time costs related to our F-1 registration.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2017 and 2016, the Company recognized an impairment in the amount of $0 and $848, respectively, with regard to the rHuEPO intangible asset which is fully impaired as of December 31, 2016. For further information, see also Note 9 of the consolidated financial statements for the year ended December 31, 2017.

Finance income, net. Finance income, net for the years ended December 31, 2017 and 2016 totaled approximately $465 thousand and $16 thousand, respectively. The increase in finance income in 2017 compared to 2016 derives mainly due to financial income from the revaluation of the Company’s derivative securities (warrants to purchase ADSs).

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

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2016 and 2015 totaled approximately $1,270 thousand and $1,419 thousand, respectively. The decrease in 2016 compared to 2015 is mainly due to the Company’s efforts to reduce overhead costs.

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

Significant Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2017.

Basis of presentation of the consolidated financial statements. The consolidated financial statements of the Company and its subsidiary (the “Group”) as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the IASB (“IFRS”).

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

Financial liabilities at fair value through profit or loss:

In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statement of comprehensive loss

The Company analyzes the expenses recognized in the statement of comprehensive loss by classification based on the function of expense.

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

Intra-group balances and transactions, including revenues, expenses and dividends in respect of transactions between the Group companies, are eliminated. Gains and losses arising from intra-group transactions that have been recognized as assets (such as inventories and property, plant and equipment) are also eliminated. Such intra-group losses may point to the impairment of assets which is tested and accounted for as specified below.

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

Research expenditures are recognized as expenses when incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use;

●	management intends to complete the intangible asset and use or sell it;

●	there is an ability to use or sell the intangible asset;

●	it can be demonstrated how the intangible asset will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

●	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2016, the Group did not capitalize development costs to intangible assets.

Impairment of intangible assets

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

●	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU).

●	Share-based payments – in evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the Company’s results and the number of options that will vest.

●

Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive loss.

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

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2015 - 26.5% and 2016 - 25%.

●	On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

●	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

As of December 31, 2017, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2017, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $31 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2017, we received net proceeds of approximately $85.5 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017.

As of December 31, 2017, we had approximately $3.3 million in cash and cash equivalents, an increase of approximately $1.3 million from December 31, 2016.

Net cash used in operating activities for the year ended December 31, 2017 was $1.1 million, compared to net cash used in operating activities of $1.7 million for year ended December 31, 2016. The decrease in net cash used in operating activities is mainly due to decrease in our research and development expenses.

Net cash provided by (used in) investing activities for the year ended December 31, 2017 was $(2,495) compared to net cash used in investing activities of $(66,000) for the years ended December 31, 2016. The increase in net cash used in investing activities is primarily due to investment during 2017 in short term bank deposit offset by intangible asset purchase in 2016.

Net cash provided by financing activities for the year ended December 31, 2017 was $4.9 million compared to net cash provided by investing activities of $0 million for the year ended December 31, 2016. The increase in net cash provided by finance activities is due to the proceeds from issuing shares and warrants during 2017.

We have incurred continuing losses and depend on outside financing resources to continue our activities. We have decided to reduce our research and development expenditures in connection with execution of our clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, we will look to identify additional assets to add to our portfolio.

Subject to receiving adequate financing and/or entering into a collaboration agreement, we plan to:

●	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

●	initiate a prospective Phase 2 study intended to assess the safety and efficacy of hCDR1 when given to patients with pSS; and

●	continually build our pipeline of therapeutic candidates.

Based on existing business plans, our management estimates that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this prospectus. However, the amount of cash which we will need in practice to finance our activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which we might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to us in excess of management’s current and known expectations as of the date of these financial statements and which will require us to reallocate funds against plans, also due to circumstances beyond our control.

We expect to incur additional losses through the end of 2018 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2017, 2016, 2015 substantially derived from costs related to the hCDR1 and, to a lesser degree, rHuEPO, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

hCDR1 for the Treatment of SLE

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its R&D expenditure in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured.

Subject to receiving adequate financing and/or entering into a collaboration agreement, we plan to:

●	initiate an international, prospective advanced clinical study intended to assess the safety and efficacy of hCDR1 when given to patients with SLE;

●	initiate a prospective Phase 2 study intended to assess the safety and efficacy of hCDR1 when given to patients with pSS; and

●	continually build our pipeline of therapeutic candidates.

rHuEPO for the Treatment of Multiple Myeloma

We have decided to concentrate our efforts and resources on the development of hCDR1 and therefore do not expect to initiate any activities related to rHuEPO and are currently negotiating licensing of the rHuEPO to a third party.

The following table sets forth the research and development costs for the years 2017, 2016 and 2015 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2017	2016	2015

hCDR1	43	443	549
rHuEPO	-	-	29
Total Research and Development	43	443	578

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

F. Tabular disclosure of contractual Obligations

As of December 31, 2017, we do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

As of December 31, 2016, we had known contractual obligations, commitments and contingencies of approximately $10 thousand which related to lease obligations for our previous offices in Ra’anana, all of which were due within the next year. In April 2015, we signed an operational lease agreement for our previous offices in Ra’anana. In addition, we entered into an agreement with subtenants to lease part of the office space in exchange for approximately $1,200 per month. The agreement was in effect until April 2017. In November 2017 we signed a new lease agreement for our offices in Herzeliya, Israel. Under this agreement, we pay approximately $1,200 per month for rent. In addition, we may terminate the lease agreement in any event upon 60 days notice.

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

According to the licensing agreement signed with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of SLE. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments (as of December 31, 2017 four out of the six installments have been paid in cash or through issuance of shares), certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	56	Chairman of the Board of Directors
Osnat Hillel Fain	52	Non-Executive and External Director
Oded Nagar	49	Non-Executive and External Director
Alexander Rabinovich	47	Non-Executive Director
Doron Turgeman	49	Non-Executive Director
Dr. Jonathan Schapiro	57	Non-Executive Director
Dr. Dobroslav Melamed	40	Non-Executive Director
Josh Levine	53	Chief Executive Officer
Itay Weinstein	46	Chief Financial Officer

Shlomo Shalev joined our Board of Directors in December 2014 and in August 2015 was appointed to serve as interim Chairman. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

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

Alexander Rabinovich joined our Board of Directors in April 2017. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Green Forest Holdings Ltd., a fully owned company engaged in capital investments. He served as director in Pilat Media Global PLC, public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange and several other private companies such as Visualety Systems Ltd. Mr. Rabinovich holds a B.A. degree in Economics and Accounting from the University of Haifa.

Doron Turgeman joined our Board of Directors in December 2014. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of B Communications (BCOM) and Internet Gold (IGLD), both of which are listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Throughout his career, he has proved to be a strong manager and has developed close relationships with key constituents throughout the industry .Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Itay Weinstein was appointed our Chief Financial Officer in July, 2017. Mr. Itay Weinstein is a Partner at Shimony C.P.A. and has been employed there since 1999. Mr. Weinstein served as the Controller of Can-Fite BioPharma Ltd. since 2003 and as the Chief Financial Officer of Ophthalix Inc. from November 2011 through November 2017. Prior to joining Shimony C.P.A, Mr. Weinstein served as an auditor at Oren Horowitz. Mr. Weinstein holds a B.A. in economics and accounting from the Tel Aviv University, Israel, and has been a licensed CPA since 1999. Mr. Weinstein is also a board member of Uno Management and Consulting Ltd.

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2017 (9 persons) was approximately $424,000. This amount includes payments of approximately $31,000 made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2016 (10 persons) was approximately $552,000. This amount includes payments of approximately $37,000 made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

All members of our Board of Directors who are not our employees are reimbursed for their expenses for each meeting attended, save for Mr. David Bassa and Mr. Alex Rabinovich, who are a significant shareholders of our Company. Our directors are eligible to receive stock options under our stock option plans. With the exception of the Chairman of the Board of Directors who receives monthly compensation, non-executive directors do not receive any remuneration from us other than fees for their services as members of the board or committees of the board and expense reimbursement, save for one director who is eligible for fees for consulting services provided to the Company.

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

In 2017, we fixed the monetary compensation for non-executive directors as follows: annual consideration of NIS 29 thousand (to be paid in 4 equal quarterly payments), payments of NIS 1,460 for attendance at each board or committee meeting in person, NIS 876 for meetings held by teleconference, NIS 730 for unanimous written board resolutions and reimbursement of reasonable out-of-pocket expenses.

On March 31, 2016, a general meeting of shareholders of the Company approved the remuneration terms of the Chairman of the Board of Directors of the Company, retroactive to as of September 1, 2015. The terms include monthly remuneration in the amount of NIS 20 thousand (which decrease in 2017 to NIS 16), as well as the allocation of 1,500,000 stock options, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date.

For further details regarding share options granted to our employees, directors and service providers, see Note 16 to the consolidated financial statements for the year ended December 31, 2017.

Employment Agreements

Joshua Levine

On August 3, 2017, we entered into a new employment agreement with Mr. Levine, our Chief Executive Officer, or CEO, effective as of June 14, 2017 (“Effective Date”). This agreement replaced our prior agreement with Mr. Levine originally entered into in September 2013. Under the terms of the new agreement, Mr. Levine shall be employed at a 50% to 100% capacity and is entitled to a gross monthly salary of NIS 40,000, which shall be adjusted at a pro rata basis if he is engaged at below 100% capacity. As of June 11, 2017, and through the date of this prospectus, Mr. Levine was engaged at 50% capacity. All ancillary benefits derived from the monthly salary shall be adjusted on a pro rata basis to his level of engagement. Under the employment agreement, Mr. Levine was issued options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.11. The options shall vest on a quarterly basis over 36 months, such that one-third of the options shall vest within 12 months of the effective date of the agreement and thereafter 1/12 of the options shall vest on the last day of each three month period, provided that on such date Mr. Levine is still employed by the Company. All vested options shall remain exercisable for a period of 12 months from the end or termination of the agreement. The employment agreement also provides that Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car. The agreement may be terminated by the Company or Mr. Levine without cause, subject to each party giving the other party four months advance written notice. Following delivery of the notice, Mr. Levine shall be entitled to four months of base salary and an additional adaptation fee to compensate him as if he were working on a full time basis through the notice period. Mr. Levine, or his estate, shall receive four months of salary, as was actually paid, following termination for disability or death. In the event of a transaction with a third party regarding the Company’s lupus property and/or HCDR1 product, alone or as part of a combination therapy for any indication (sale / cooperation / joint trial) provided that on such date Mr. Levine is employed by the Company, he shall be entitled to a onetime cash bonus of NIS 180,000 and the options issued to him in connection with this agreement June 2017 shall vest immediately, subject to its approval by the Company’s shareholders obtained on August 3, 2017,the agreement became effective on the Effective Date and shall remain in effect until terminated by either party subject to a 4 months prior written notice.

On September 11, 2013, we entered into an employment agreement with Mr. Levine, and amended this agreement on January 30, 2014. The agreement became effective upon approval by the shareholders on March 17, 2014. Pursuant to the prior agreement, he was entitled to a monthly gross base salary of NIS 40,000 (NIS 480,000 annually). The employment agreement provided that upon the successful completion of cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than 50% of the outstanding voting securities), as long as Mr. Levine was appointed as such entity’s CEO, during the thirty six month period from the date of the agreement, the Company would pay Mr. Levine a bonus equal to 1% of the above fund raising amount, up to a maximum aggregate amount of $200,000 in any calendar year. The employment agreement further provided that in the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine was appointed as such entity’s CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine would be entitled to payment of 1% of the cash actually received by the Company in such transaction, up to an aggregate maximum amount of $200,000 in any calendar year. Furthermore, the employment agreement provided that in the event the Company or any of its wholly-owned subsidiaries or any entity under its control, as long as Mr. Levine was appointed as such entity’s CEO, received payment in connection with payments made to finance specific research and development activity, Mr. Levine would be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of $200,000 in any calendar year and per single research and development funding. The aggregate of all such bonuses payable to Mr. Levine in any calendar year could not exceed $300,000. In addition, the employment agreement provided that Mr. Levine would be entitled to an annual bonus of NIS 66,000 upon meeting goals set by the Board of Directors. The employment agreement also provided that Mr. Levine would be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car.

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

On March 25, 2015, a special meeting of shareholders approved a grant to Mr. Levine of an additional bonus of 0.5% of any funds raised by us from any non-existing shareholder of ours up to $36,000 as well as options to purchase 100,000 ordinary shares exercisable at NIS 0.40 per share. Half the options vest upon grant and half vest in equal quarterly installments over 36 months provided Mr. Levine remains employed or provides services to us. The options have a term of ten years. Such grant was made in consideration of Mr. Levine’s consent to waive 10% of his monthly compensation until the later of a qualified financing and December 31, 2015.

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

Itay Weinstein

In July 2017, we entered into a service agreement with Mr. Itay Weinstein pursuant to which he serves as our Chief Financial Officer on a part time basis. Mr. Weinstein is entitled to a monthly gross payment of NIS 11,000 (NIS 131,000 annually).

In addition, we pay Shimony C.P.A, the accounting firm of which Mr. Weinstein is a Partner, monthly fees of NIS 14,000 for controller and bookkeeping services.

David Kestenbaum

We entered into an employment agreement dated as of January 9, 2014 with Mr. David Kestenbaum, our former Chief Financial Officer, or CFO. Mr. Kestenbaum was entitled to a monthly gross base salary of NIS 33,000 (NIS 396,000 annually).

The employment agreement provided that upon the successful completion of fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by the Company within a period of three years as of the effective date and, as long as Mr. Kestenbaum was employed by us as CFO, Mr. Kestenbaum would be entitled to a one-time bonus payment equal to 0.6% of the funds raised, and up to maximum aggregate payment of $120,000 per year. The employment agreement further provided that upon the successful completion of a transaction made by the Company or any of its fully owned subsidiaries or any entity in its controls received payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payment, as long as the Mr. Kestenbaum was employed by us as CFO, Mr. Kestenbaum would be entitled to a one-time payment equal to 0.5% of the transaction amount actually received by us in such transaction, whether as upfront payments, milestone payments or payments of any other form, and up to maximum aggregate payment of $100,000 per year. Furthermore, the employment agreement provided that upon the successful completion of a research and development funding in the Company, Mr. Kestenbaum would be entitled to a one-time bonus payment equal to 0.4% of the funding amount, and up to a maximum aggregate payment of $75,000 per year. The aggregate of all such bonuses payable to Mr. Kestenbaum in any calendar year could not exceed $150,000. The employment agreement also provided that Mr. Kestenbaum would be entitled to pension and severance benefits, managers’ insurance as commonly acceptable for office holders and a company car.

In consideration for his service as our CFO, under the employment agreement, on December 30, 2013, Mr. Kestenbaum was granted options to purchase 750,000 ordinary shares at an exercise price of NIS 0.5328 per share. The options vested over 36 months in 12 equal installments at the end of each calendar quarter following the grant date for as long as Mr. Kestenbaum’s employment with us has not terminated. The options have a term of ten years.

The employment agreement had a three-year term from the effective date of January 5, 2014. Either party may terminate the employment agreement without cause upon 60 days’ advance written notice. The employment agreement is renewed automatically for an additional period of 12 months unless terminated by either party with 60 day prior written notice to the other party. In the case of death or disability, as such terms are defined in the employment agreement, Mr. Kestenbaum or his heirs shall be entitled to four months’ salary in addition to any severance pay under applicable law.

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

Mr. Kestenbaum resigned as our Chief Financial Officer effective July 4, 2017. Pursuant to the terms of the agreement, his pension amounts were released to him upon resignation. In addition, on July 4th, 2017, the Company modified the terms of the options granted to Mr. Kestenbaum by revising the exercise period to 12 months from the employee’s cessation date.

Shlomo Shalev

On December 28, 2015, our Board of Directors approved the terms upon which Shlomo Shalev shall serve as Chairman, subject to shareholder approval. Commencing September 1, 2015, Mr. Shalev shall be entitled to a monthly fee of NIS 20,000 (which decreased in 2017 to NIS 16,000) for at least 65 hours per month. In addition, Mr. Shalev shall be entitled to options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.60 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Mr. Shalev provides services to us. The options have a term of ten years. On March 31, 2016, Mr. Shalev’s remuneration as Chairman was approved by an annual general meeting of the Company’s shareholders.

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a director. Commencing on such date, Dr. Schapiro shall serve as a consultant to us for a monthly fee of $1,500 increasing to $3,000 upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described above). One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Dr. Schapiro provides services to us. The options have a term of ten years. The consulting agreement continues in force unless terminated without cause upon 30 days’ advance written notice.

In accordance with the requirements of Israeli Law, we determine our directors’ compensation in the following manner:

●	first, our compensation committee reviews the proposal for compensation.

●	second, provided that the compensation committee approves the proposed compensation, the proposal is then submitted to our Board of Directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and

●	finally, if our Board of Directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done in connection with our shareholders’ general meeting.

The approval of a majority of the shareholders voting at a duly convened shareholders meeting is required to implement any such compensation proposal.

C. Board Practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of seven members, including our non-executive Chairman. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by our Board of Directors or a designated nomination committee composed of three members of our Board of Directors, whose proposal is then approved by the board. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders. On December 30, 2014, the annual general meeting of our shareholders appointed four new members to the Company’s board of directors - Dr. Jonathan Schapiro, Dr. Dobroslav Melamed, Doron Turgeman and Shlomo Shalev. At the same annual general meeting, Mr. David Bassa was re-elected to serve as a director of the Company. On March 25, 2015, Osnat Hillel Fain and Oded Nagar were elected as external directors to serve for a three-year term until March 24, 2018. On August 31, 2015, David Bassa resigned as Chairman of the Board of Directors (though he remained a director) and Shlomo Shalev was appointed to serve as interim Chairman of the Board of Directors on such date. On March 31, 2016, an annual general meeting of the Company’s shareholders approved the appointment of Shlomo Shalev as Chairman of the Board of Directors. At the same general meeting, Dr. Jonathan Schapiro, Dr. Dobroslav Melamed, Doron Turgeman and David Bassa were re-elected to serve as directors of the Company.  On April 27, 2017, David Bassa resigned as a director and Alexander Rabinovich was appointed a director. On August 3, 2017, our shareholders at the annual general meeting elected Mr. Rabinovitch and re-elected Dr. Jonathan Schapiro, Mr. Shlomo Shalev, Mr. Doron Turgeman and Dr. Dobroslav Melamed as directors of the Company.

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

External and Independent Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, other than service as an officer for a period of not more than three months, during which the company first offered shares to the public.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders or other shareholders who have a personal interest in such election voted at the meeting, vote in favor of election of the director, with abstaining votes not being counted in this vote; or

●	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

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

Financial Statement Examination Committee

According to regulations promulgated under the Companies law and since we are considered as a “Small Corporation” under the Israeli Securities law Regulation, we are not required to appoint a financial statement examination committee, therefore our financial statements are examined and approved by our board of directors.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, the Companies Law sets forth the approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company. The approval of the compensation committee is required in order to approve terms of office and/or employment of office holders. The Company’s Compensation Policy was duly approved on August 3, 2017.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. Our internal auditor is Daniel Spira. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, an internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s shares;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an executive officer or director of the company; or

●	a member of the company’s independent accounting firm.

We comply with the requirement of the Israeli Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

D. Employees

As of March 14, 2018, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 14, 2018 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 514,205,799 ordinary shares outstanding as of March 14, 2018 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 14, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chairman of the Board	1,400,000	(1)	*
Josh Levine Chief Executive Officer	2,262,499	(2)	*
David Kestenbaum Former Chief Financial Officer	1,095,833	(3)	*
Osnat Hillel Fain Director	150,000	(4)	-
Oded Nagar Director	150,000	(4)	-
Alexander Rabinovich Director	154,432,787	(5)	28.59%
Jonathan Schapiro Director	300,000	(6)	*
Dobroslav Melamed Director	150,000	(7)	*
Doron Turgeman Director	640,000	(8)	*

Directors and Senior Management as a group (9 persons)	160,581,119		29.79%

Beneficial owners of 5% or more

Alexander Rabinovitch	154,432,787		28.59%

David Bassa	48,339,347	(9)	9.17%

*	Denotes less than 1%

(1)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024 (ii) 1,250,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026. Excludes options to purchase 250,000 ordinary shares that vest in more than 60 days from the date hereof.

(2)	Includes (i) 600,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until October 13, 2023, (ii) 900,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.90 per share exercisable until October 13, 2023, (iii) 95,833 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025 and (iv) 666,666 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until March 30, 2026. Excludes 1,337,502 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(3)	Includes (i) 750,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.5328 per share exercisable until July 4, 2018, (ii) 87,500 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until July 4, 2018, (iii) 125,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.4283 per share until July 4, 2018 and (iv) 133,333 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.6 per share until July 5, 2018.

(4)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(5)	Includes (i) 62,149,487 ordinary shares, (ii) 663,944 ADSs representing 66,394,400 ordinary shares, (iii) warrants to purchase 8,889 ADSs representing 888,896 ordinary shares at $11.25 per ADS until March 31, 2020 and (iv) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(6)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(7)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(8)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, (ii) 150,000 ordinary shares, and (iii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(9)	Includes (i) 35,378,227 ordinary shares represented by 353,782 ADSs; (ii) 12,250,000 ordinary shares represented by 1,250,000 ADSs issuable upon the exercise of warrant at a price of $2.30 per share; and (iii) 7,111 ADSs representing 711,120 ordinary shares. This shareholder is a former director of our company.

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

As of December 31, 2017, we have granted to employees, directors and consultants options that are outstanding to purchase up to 7,385,833 ordinary shares under two share option plans.

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

As of December 31, 2017, options to purchase 60,000 ordinary shares were outstanding, all of which were fully vested. The option term is for a period of ten years from the grant date. On May 2, 2011, the 2001 Plan expired and no further options may be granted under this plan. These options has expired in January 2018.

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

As of the December 31, 2017, we have granted options to purchase 7,325,833 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.25 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 16 to the consolidated financial statements for the year ended December 31, 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 1,330,543 ADSs outstanding, held by 49 DTC participants and 1 registered shareholder, whose holdings represented approximately 25% of the total outstanding ordinary shares.

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

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	154,432,787	19.67%

David Bassa	48,339,347	6.16%

B.	Related Party Transactions

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

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management. See “Management—Compensation—Employment Agreements”.

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

More specifically, on November 3, 2014, InterCure announced that on November 2, 2014, its Audit Committee and Board of Directors approved the signing of an agreement with Green Forest which was then approved by Intercure’s shareholders on December 23, 2014. The agreement closed on February 15, 2015 with the following material events occurring between February 1, 2015 and April 2, 2015:

●	On February 1, 2015, in accordance with a request made by the Israeli Securities Authority to increase public holdings in InterCure prior to the execution of the agreement, we sold 2,166,667 shares of InterCure to a non-related third party, for an amount of approximately $17,000.

●	On February 8, 2015, InterCure effected a 1 for 10 reverse split.

●	On February 15, 2015, an outstanding loan of $50,000 owed by InterCure to us was converted into 569,470 ordinary shares of InterCure. At the same time, Green Forest was issued 2,622,647 ordinary shares of Intercure.

●	On March 23, 2015, InterCure issued 37,804,012 ordinary shares as part of a rights offering dated February 22, 2015.

●	On March 31, 2015, we and Green Forest mutually agreed to terminate the voting agreement signed by the parties on February 12, 2015. Following said termination, the directors appointed by us resigned from the board of directors of InterCure.

●	On April 2, 2015, Green Forest was issued an additional 2,622,647 ordinary shares of Intercure

The foregoing information is based on public filings made by InterCure to the Israeli Securities Authorities.

Alexander Rabinovitch

In April 2015, Alexander Rabinovitch, director and a holder of more than 5% of our ordinary shares, entered into a security purchase agreement resulting in the issuance of an aggregate of 31,111 ADSs representing 3,111,120 ordinary shares in a registered direct offering at $11.25 per ADS for a purchase price of $350,001. In addition, we issued unregistered warrants to purchase 15,556 ADSs representing 1,555,560 ordinary shares in a private placement. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $11.25 per ADS, subject to adjustment as set forth therein.

In March 2017, Alexander Rabinovitch entered into a security purchase agreement resulting in the issuance of an aggregate of 250,000 unregistered ADSs representing 25,000,000 ordinary shares at $2.00 per ADS for a purchase price of $500,000 and unregistered warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.30 per ADS, subject to adjustment as set forth therein.

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

In March 2017, David Bassa entered into a security purchase agreement resulting in the issuance of an aggregate of 122,500 unregistered ADSs representing 12,250,000 ordinary shares at $2.00 per ADS for a purchase price of $245,000 and unregistered warrants to purchase 122,500 ADSs representing 12,250,000 ordinary shares. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.30 per ADS, subject to adjustment as set forth therein.

Indemnification Agreements

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of an act or omission in the capacity of an office holder for:

●	a breach of the office holder’s duty of care towards the company or towards another person;

●	a breach of the office holder’s fiduciary duty to the company, provided that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

●	a financial liability imposed upon the office holder in favor of another person.

●	A financial liability imposed on the office holder’s for all victims of the violation in an Administrative Proceeding.

●	Expenses incurred by the office holder’s in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as an office holder:

●	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; and

●	reasonable litigation expenses, including legal fees, actually incurred by the office holder or imposed upon him or her by a court, in a proceeding brought against him or her by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted; furthermore, a company can, with a limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

●	financial liability imposed on the office holder for all victims of the violation in an Administrative Proceeding.

●	expenses incurred by the office holder in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

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

	U.S.$
	Price Per ADS
	High	Low
Annual:
2017	4.70	1.93
2016	7.50	2.75
2015	13.00	7.05
2014	24.75	7.95
2013	37.10	11.20

Quarterly:
First Quarter of 2018 (through March 14, 2018)	2.46	1.62
Fourth Quarter of 2017	2.94	2.14
Third Quarter of 2017	3.56	2.40
Second Quarter of 2017	3.28	2.38
First Quarter of 2017	3.80	2.00
Fourth Quarter 2016	4.85	2.75
Third Quarter 2016	6.35	4.55
Second Quarter 2016	6.40	4.35
First Quarter 2016	7.50	5.15
Fourth Quarter 2015	9.80	7.25
Third Quarter 2015	10.00	8.00
Second Quarter 2015	12.20	9.50
First Quarter 2015	13.00	9.40

Most Recent Six Months:
March 2018 (through March 14, 2018)	1.79	1.62
February 2018	2.22	1.73
January 2018	2.55	2.22
December 2017	2.48	2.18
November 2017	2.60	2.20
October 2017	2.69	2.16
September 2017	2.67	2.40

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the TASE. For comparative purposes only, we have also provided such figures translated into U.S. Dollars at an exchange rate of 3.431 NIS per U.S. Dollar, as of March 14, 2018 according to the Bank of Israel.

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	0.15	0.08	0.04	0.02
2016	0.32	0.12	0.08	0.03
2015	0.48	0.29	0.12	0.08
2014	0.75	0.32	0.19	0.08
2013	1.35	0.38	0.35	0.10
2012	1.68	0.52	0.43	0.13

Quarterly:
First Quarter of 2018 (through_March_14, 2018)	0.08	0.05	0.02	0.01
Fourth Quarter of 2017	0.10	0.08	0.03	0.02
Third Quarter of 2017	0.13	0.09	0.04	0.02
Second Quarter of 2017	0.11	0.09	0.03	0.02
First Quarter of 2017	0.15	0.08	0.04	0.02
Fourth Quarter of 2016	0.18	0.12	0.05	0.03
Third Quarter of 2016	0.25	0.19	0.07	0.06
Second Quarter 2016	0.24	0.20	0.06	0.05
First Quarter 2016	0.32	0.23	0.08	0.06
Fourth Quarter 2015	0.36	0.29	0.09	0.08
Third Quarter 2015	0.39	0.30	0.10	0.08
Second Quarter 2015	0.47	0.37	0.12	0.10
First Quarter 2015	0.48	0.37	0.12	0.10

Most Recent Six Months:
March 2018 (through March 14, 2018)
February 2018	0.07	0.06	0.02	0.02
January 2018	0.09	0.08	0.03	0.02
December 2017	0.09	0.09	0.03	0.02
November 2017	0.09	0.08	0.03	0.02
October 2017	0.10	0.09	0.03	0.02
September 2017	0.10	0.09	0.03	0.03

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

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of an act or omission in the capacity of an office holder for:

●	a breach of the office holder’s duty of care towards the company or towards another person;

●	a breach of the office holder’s fiduciary duty to the company, provided that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

●	a financial liability imposed upon the office holder in favor of another person.

●	A financial liability imposed on the office holder’s for all victims of the violation in an Administrative Proceeding.

●	Expenses incurred by the office holder’s in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as an office holder:

●	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; and

●	reasonable litigation expenses, including legal fees, actually incurred by the office holder or imposed upon him or her by a court, in a proceeding brought against him or her by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted; furthermore, a company can, with a limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

●	financial liability imposed on the office holder for all victims of the violation in an Administrative Proceeding.

●	expenses incurred by the office holder in connection with an Administrative Proceeding conducted in his or her case, including litigation expenses and reasonable legal fees.

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

Approval of Related Party Transactions under the Israeli Companies Law

Fiduciary duties of the office holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	All other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Israeli Companies Law, an extraordinary transaction which requires approval is defined any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit Committee” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, such shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Duties of shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger;

●	an increase in the company’s authorized share capital; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

ORDINARY SHARES

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital was NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consisted of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. The share consolidation was effected in June 22, 2009. Effective August 3, 2017, the authorized share capital of the company increased from NIS 70,000,000 divided into 700,000,000 ordinary shares to NIS 145,000,000 divided into 1,450,000,000 ordinary shares.

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

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year and no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders, to which we need to add an additional three days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than seven days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting. All shareholders who are registered in our registrar on the record date, or who will provide us with proof of ownership on that date as applicable to the relevant registered shareholder, are entitled to participate in a general meeting and may vote as described in “Voting Rights” and “Voting by Proxy and in Other Manners,” below.

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

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another shareholder with 25% or greater shares in the company. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the shares in the company, unless there is a shareholder with 45% or more of the shares in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the purchaser becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading external of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

●	there is a limitation on acquisition of any level of control of the company; or

●	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. If, as a result of an acquisition of shares, the purchaser will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the purchaser offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the purchaser may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares of the company. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

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

Enforceability of Civil Liabilities

We are incorporated in Israel and most of our directors and officers and the Israeli experts named in this prospectus reside outside the U.S. Service of process upon them may be difficult to effect within the U.S. Furthermore, because substantially all of our assets, and those of our non-U.S. directors and officers and the Israeli experts named herein, are located outside the U.S., any judgment obtained in the U.S. against us or any of these persons may not be collectible within the U.S.

We have been informed by our legal counsel in Israel, Doron Tikotsky Kantor Gutman & Amit Gross, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

●	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

●	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

●	the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	the judgment is no longer appealable; and

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

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

Rights of Non-Israeli Shareholders to Vote

The ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel is not restricted in any way by our Articles of Association or by the laws of the State of Israel.

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

Limitations on Obligations and Liability to ADS Holders

The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

●	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

●	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

●	are not liable if either exercises discretion permitted under the agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on your behalf or on behalf of any other party; and

●	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

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

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADS, make a distribution on an ADS, or make a withdrawal of shares, The Bank of New York may require payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the:

●	transfer of any shares or other deposited securities;

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

●	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when the books of The Bank of New York or our books are closed, or at any time if The Bank of New York or we think it advisable to do so. You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (1) The Bank of New York or we have closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

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

ADSs represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

●	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

●	we determine not to require all of the ADSs to be represented by a global security.

If the book-entry only system is discontinued, the transfer agent will keep the registration books for the ADSs at its corporate office.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Material Contracts

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal “), a Gibraltar private company, for the rights to a use patent on rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. Multiple Myeloma is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. Such payment of $350 thousand mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of the Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of at least $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See note 12 to the consolidated financial statements: Intangible Asset).

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

Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under Taxation.

Taxation

The following discussion summarizes certain Israeli and U.S. federal income tax consequences that may be material to our shareholders, but is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations that may be relevant to holders of our ordinary shares. This discussion is based on existing law, judicial authorities and administrative interpretations, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete analysis of all potential tax consequences of owning our ordinary shares. In particular, this discussion does not take into account the specific circumstances of any particular holder or holders who may be subject to special rules, such as tax-exempt entities, broker-dealers, shareholders subject to Alternative Minimum Tax, shareholders that actually or constructively own 10% or more of our voting securities, shareholders that hold ordinary shares or ADSs as part of straddle or hedging or conversion transaction, traders in securities that elect mark to market, banks and other financial institutions or partnerships or other pass-through entities. The following tax considerations are not relevant to employees of the company or any controlling shareholders. The tax aspects do not include reference to the Encouragement of Capital Investments Law and the Encouragement of Industry Taxes Law.

We urge shareholders to consult their own tax advisors as to the potential U.S., Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADSs, including, in particular, the effect of any foreign, state or local taxes. For purposes of the entire Taxation discussion, we refer to ordinary shares and ADSs collectively as ordinary shares.

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus and does not take into account possible future amendments which may be under consideration.”

Corporate Tax Rate

The corporate tax rate in Israel was 26.5%, 26.5% and 25% for the years ended December 31, 2015, 2014 and 2013, respectively.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018 and thereafter.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

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

Israeli Estate and Gift Taxes

Israel law presently does not impose estate or gift taxes.

Capital Gains Tax on Sales of our Ordinary Shares by Both Residents and Non-Residents of Israel

The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance, generally imposes a capital gains tax on the sale of capital assets either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) the sold asset is abroad and it essentially represent, directly or indirectly, rights to assets located in Israel, , by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between the inflationary surplus and the real capital gain. The inflationary surplus is the portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index from the date of purchase to the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus. A non-resident that invests in taxable assets with foreign currency may elect to calculate the inflationary amount by using such foreign currency.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance (including the Tel-Aviv Stock Exchange and Nasdaq), provided such shareholders did not acquire their shares prior to an initial public offering and that such capital gains are not derived by a permanent establishment of the foreign resident in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at the regular tax rates applicable to business income. However, Non-Israeli corporations will not be entitled to such exemption if an Israeli resident (1) has, directly, or indirectly, along or together with another, a controlling interest of 25% or more of the means of control in such non-Israeli corporation, or (2) is the beneficiary of, or is entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly. In such case the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extant applicable.

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

The income tax rate applicable to real capital gain (capital gain less inflationary surplus) derived by an Israeli individual from the sale of our ordinary shares, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Real capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income instead of capital gain which , are taxed in Israel at the marginal tax rates applicable to business income (up to50% for individuals, including Excess Tax). With respect to the above mentioned, VAT implication may be applicable. A “substantial shareholder” is defined as someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). With respect to Israeli tax resident corporate investors, capital gains tax at the regular corporate rate will be imposed on such taxpayers on the sale of traded shares.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax in the amount of consideration (applicable to individual) paid upon the sale of securities (or the Real Capital Gain realized on the sale applicable company, if known) at the Israeli corporate tax rate (23% in 2018 and thereafter) or 25% in case the seller is an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Excess Tax

Individuals who are subject to tax in Israel, are also subject to an additional tax on annual income exceeding NIS 640,000 in 2018 at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gain.

Taxation of Dividends

Israeli tax resident individuals or non-Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary Shares at the rate of 25% or 30%, if such recipient is a “substantial shareholders” at the time receiving the dividend or on any date in the 12 months preceding such date, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder’s country of residence and if a certificate for a reduce withholding tax rate would be provided in advance from the Israeli Tax Authority.

Payers of dividends on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, and subject to a certificate for a reduced withholding tax rate from the Israeli tax authority, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the U.S. is generally 25%, but is reduced to 12.5% if the dividends are paid to a U.S. corporation that holds in excess of 10% of the voting rights of a company during the company’s taxable year preceding the distribution of the dividend and the portion of the company’s taxable year in which the dividend was distributed as well as during the previous tax year, provided than not more than 25% of the gross income for such preceding year (if any) consists of certain types of interest or dividends and if a certificate for a reduced withholding tax rate is obtained in advance from the Israeli tax authority.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which full tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

The following discussion applies only to a holder of our ordinary shares who qualifies as a “U.S. holder”. For purposes of this discussion a “U.S. holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or U.S. resident alien;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that was created or organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this prospectus , all of which are subject to change or differing interpretation, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-U.S. tax laws. Except where noted, this discussion addresses only those holders who hold our shares as capital assets. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. holders entitled to special treatment under U.S. federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, or the special U.S. federal income tax rules applicable in special circumstances, including to U.S. holders who:

●	have elected mark-to-market accounting;

●	hold our ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

●	own directly, indirectly or by attribution at least 10% of our voting power;

●	are tax exempt entities;

●	are persons who acquire shares in connection with employment or other performance of services; and

●	have a functional currency that is not the U.S. dollar.

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

Taxation of Distributions Paid on Ordinary Shares

Subject to the description of the passive foreign investment company rules below, a U.S. holder will be required to include in gross income as ordinary income from sources outside of the U.S. the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. holder should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed to a non-corporate holder at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 121 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss with respect to the stock. A “qualified foreign corporation” is either a corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. or a corporation whose stock, the shares of which are with respect to any dividend paid by such corporation, is readily tradable on an established securities market in the United States (including, for this purpose, ADSs traded on a securities market in the United States with respect to the foreign corporation’s shares). However, a foreign corporation will not be treated as a “qualified foreign corporation” if it is a passive foreign investment company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distribution is received by the U.S. holder (or, in the case of ADSs, on the day the distribution is received by the depository). A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not residents of Israel. See “- Israeli Tax Considerations—Taxation of Dividends” above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (1) our ordinary shares are readily tradable on an established securities market in the United States (such as Nasdaq), (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. As discussed above under “Passive foreign investment company,” there is a significant risk that we will be a PFIC for U.S. federal income tax purposes, and, as a result, the qualified dividend rate may be unavailable with respect to dividends we pay.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If Israeli withholding taxes apply to any dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty (the “Treaty”), the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the Treaty.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2017 and although we have not determined whether we will be a PFIC in 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2017, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions and marketable securities. The average duration of all of our investments held as of December 31, 2017, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2017, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $38 thousand lower (2016 - post-tax loss approximately $22 thousand lower; 2015 - post-tax loss approximately $20 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2017, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2017 were effective.

(b) Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2017.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Osnat Hillel Fain, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (http://www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 Badner St., Ramat Gan 5218102, Israel.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2017 and 2016.

	2017	2016
	U.S. dollars in thousands
Audit fees	55	52
Audit-related fees	25	43
Total	80	95

The audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2017 and 2016 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2017 and 2016, all of our audit and audit-related fees were pre-approved by our audit committee.

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

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 5 Badner St., Ramat Gan 5218102, Israel.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

XTL BIOPHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 14, 2018	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	3,289	2,019
Short-term bank deposit	6	2,507	-
Marketable securities	7	298	414
Other accounts receivable	8	112	321

		6,206	2,754

NON-CURRENT ASSETS:
Property and equipment, net		-	10
Intangible assets, net	9	380	253

		380	263

Total assets		6,586	3,017

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	10	4	17
Other accounts payable	11	296	313

		300	330
NON-CURRENT LIABILITIES:
WARRANTS AT FAIR VALUE	13	2,667	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	15, 16
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2017 and 2016 – 1,450,000,000 and 700,000,000 shares, respectively; Issued and outstanding - December 31, 2017 and 2016 - 514,205,799 and 274,205,799 shares, respectively		13,182	6,624
Premium on shares, options and warrants		146,015	150,784
Reserve from transactions with non-controlling interests		20	20
Other comprehensive income		47	163
Accumulated deficit		(155,645)	(154,904)

Total equity		3,619	2,687

Total liabilities and equity		6,586	3,017

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Josh Levine	Itay Weinstein
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 14, 2018.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2017	2016	2015
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	17	(43)	(443)	(578)
General and administrative expenses	18	(1,203)	(1,270)	(1,419)
Impairment of intangible assets	9	-	(848)	(1,604)
Other losses		-	-	(10)

Operating loss from continuing operations		(1,246)	(2,561)	(3,611)

Issuance cost related to warrants to investors		(329)	-	-
Revaluation of warrants to purchase ADS’s		765	-	-
Other finance income		37	23	4
Other finance expenses		(8)	(7)	(15)

Finance income (expenses), net	19	465	16	(11)

Loss from continuing operations		(781)	(2,545)	(3,622)

Loss from discontinued operations		-	-	(689)

Total loss		(781)	(2,545)	(4,311)

Other comprehensive income
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets		(116)	163	-
Realized gain from sale available-for-sale financial assets		-	*)-	-

Other comprehensive income		(116)	163	-

Total comprehensive loss		(897)	(2,382)	(4,311)

Total loss attributable to:
Equity holders of the Company		(781)	(2,545)	(4,313)
Non-controlling interests from discontinued operations		-	-	2

		(781)	(2,545)	(4,311)

Total comprehensive loss attributable to:
Equity holders of the Company		(897)	(2,382)	(4,313)
Non-controlling interests from discontinued operations		-	-	2

		(897)	(2,382)	(4,311)

Basic and diluted loss per share:
From continuing operations		(0.002)	(0.009)	(0.014)
From discontinued operations		-	-	(0.003)

Loss per share for the period		(0.002)	(0.009)	(0.017)

Weighted average number of issued ordinary shares		470,188,629	274,035,533	263,730,467

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2017	6,624	150,784	(154,904)	163	20	2,687

Loss for the year	-	-	(781)	-	-	(781)
Other comprehensive loss	-	-	-	(116)	-	(116)
Total comprehensive loss	-	-	(781)	(116)		(897)

Share-based payment to employees and non-employees	-	-	40	-	-	40
Issuance of Ordinary Shares, net of issuance costs ($ 164 thousands)	6,558	(4,769)	-	-	-	1,789

Balance as of December 31, 2017	13,182	146,015	(155,645)	47	20	3,619

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2016	6,606	150,748	(152,487)	-	20	4,887

Loss for the year	-	-	(2,545)	-	-	(2,545)
Other comprehensive loss	-	-	-	163	-	163
Total comprehensive loss	-	-	(2,545)	163	-	(2,382)

Share-based payment to employees and non-employees	-	-	128	-	-	128
Issuance of shares	18	36	-	-	-	54

Balance as of December 31, 2016	6,624	150,784	(154,904)	163	20	2,687

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Total comprehensive loss	-	-	(4,313)	-	-	(4,313)	2	(4,311)

Share-based payment to employees and non-employees	-	-	148	-	-	148	-	148
Purchase of intangible assets through issuance of equity	8	76	-	-	-	84	-	84
Issuance of shares and warrants	400	2,983	-	-	-	3,383	-	3,383
Transaction with non-controlling interests in InterCure	-	-	-	-	11	11	5	16
Loss of control in InterCure	-	(587)	-	1,501	-	914	(26)	888

Balance as of December 31, 2015	6,606	150,748	(152,487)	-	20	4,887	-	4,887

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2017	2016	2015
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year		(781)	(2,545)	(4,311)
Adjustments to reconcile loss to net cash used in operating activities (a)		(344)	813	2,450

Net cash used in operating activities		(1,125)	(1,732)	(1,861)

Cash flows from investing activities:

Deconsolidation of subsidiary		-	-	(55)
Proceeds from maturity of restricted deposit		-	-	21
Investment in restricted deposit		-	-	(10)
Investment in short-term bank deposit		(2,500)	-	-
Interest from bank deposit		4	-	-
Purchase of property and equipment		-	(2)	(2)
Proceeds from sale of property and equipment		1	-	-
Purchase of intangible assets	9	-	(64)	(64)

Net cash used in investing activities		(2,495)	(66)	(110)

Cash flows from financing activities:
Proceeds from issuance of units comprise from ordinary shares and warrants (net of issuance costs of $408 thousands)	15	4,892	-	3,559
Transactions with non-controlling interests in a subsidiary		-	-	20

Net cash provided by financing activities		4,892	-	3,579

Increase (decrease) in cash and cash equivalents		1,272	(1,798)	1,608
Losses from exchange rate differences on cash and cash equivalents		(2)	*)-	(2)
Reclassification of cash in subsidiary to assets of disposal group held for sale		-	-	52
Cash and cash equivalents at beginning of year		2,019	3,817	2,159

Cash and cash equivalents at end of year		3,289	2,019	3,817

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2017	2016	2015
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation and amortization		1	3	7
	Loss from disposal of property and equipment		8	-	5
	Loss from disposal of intangible assets	9	-	-	5
	Issuance costs related to warrants granted to investors		329	-	-
	Revaluation of warrants to purchase ADS’s		(765)	-	-
	Share-based payment transactions to employees and non-employees	16	40	182	148
	Gains from exchange rate differences on cash and cash equivalents		2	*)-	2
	Disposal of investment in subsidiary		-	-	689
	Impairment of intangible assets	9	-	848	1,604
	Interest received		(4)	-	-
	Other financial expenses (income)		(7)	-	6

			(396)	1,033	2,466
	Changes in operating asset and liability items:

	Decrease (increase) in other accounts receivable		209	(114)	36
	Decrease in trade payables		(13)	(101)	(117)
	Increase (decrease) in other accounts payable		(144)	(5)	65

			52	(220)	(16)

			(344)	813	2,450

(b)	Non-cash transactions:

	Purchase of intangible asset		127	-	-
	Interest on bank deposit		13	-	-
	Share-based payment to third party		-	54	84

(c)	De-consolidation of subsidiary:

	Non-current assets held for sale		-	-	507
	Non-current liabilities held for sale		-	-	(449)
	Disposal of treasury shares		-	-	1,501
	Negative premium from disposal of treasury shares		-	-	(587)
	Investment in associate at fair value		-	-	(482)
	Loss from disposal of subsidiary		-	-	(464)
	Non-controlling interests		-	-	(26)

			-	-	-

*)        Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 Badner Street, Ramat Gan, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of December 31, 2017, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel and which holds a license for the exclusive use of the patent for rHuEPO drug for treating Multiple Myeloma patients.

The Company’s Board of Directors decided on the abandonment of the EPO development and therefore the rHuEPO intangible asset was reduced to zero as of December 31, 2016.

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

The Company expects to incur additional losses in 2018 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

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

The accounting policies have been consistently applied to all the years presented, unless otherwise stated and have been prepared under the historical cost convention, as adjusted for financial assets and liabilities measured at fair value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2017	3.467
December 31, 2016	3.845

2.	Transactions and balances:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets (see also Note 9). The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use.

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2017 and 2016, the Group did not capitalize development project costs as intangible assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Financial assets:

1.	Classification:

The Group classifies its financial assets into the loans and receivables and available for sale categories. The classification depends on the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables are included in the line items: “other accounts receivable”, “cash and cash equivalents”, and short term bank deposit in the statements of financial position.

Financial assets available for sale:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in current assets because management intends to dispose of it within 12 months of the end of the reporting period. The financial assets of the Company are marketable securities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Share-based payment:

The Group operates a number of share-based payment plan to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of services received from employees in consideration of the grant of options is measured according to the Black-Scholes model as of the date of grant (the date of the Company’s Board of Directors’ decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive loss and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

The fair value of shares granted to service providers is measured based on the fair value of goods or services at the date it was received and recognized as an expense in the statement of comprehensive loss during the period of the service received and correspondingly carried to equity.

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

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares that are potentially issuable in connection with employee share-based payment and warrants, using the treasury stock method. If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Issuance of units comprised of warrants and ordinary shares:

The Company allocated the total proceeds to the issuance components as follows:

While the warrants classified as financial liabilities, the Company has initially recognized them, based on IAS 39, at fair value as of the date of issuance (measured through third-party appraiser, using a Black and Scholes model);

The amount recognized in shareholders equity, which represents the funds attributed to the ordinary shares issued, was calculated as the difference between the total issuance proceeds and the fair value of the warrants at that date.

If the warrants classified as financial liabilities, the Company initially recognized them, based on IAS 39, at fair value as of the date of issuance (measured through third-party appraiser, using a Black and Scholes model);

Incremental and direct issuance costs allocated by the Company based on the relative value of the warrants (as calculated on the date of issuance) and the Ordinary Shares (calculated as the difference between the proceeds and the fair value of the warrants). The portion of issuance costs that was allocated to the warrants is recognized immediately as finance expenses in the statement of comprehensive loss and the portion of issuance costs related to the Ordinary Shares is deducted from additional-paid in capital.

p.	New and amended IFRS standards:

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2017 reporting periods and have not been early adopted by the Company:

Amendments to IAS 7 (Disclosure initiative - Reconciliation of liabilities from financing activities)

The amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in financial liabilities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Company.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company has reviewed its financial assets and liabilities and the influence of the standard will be as follow:

The Company’s marketable securities, which are currently equity instruments classified as Available-For-Sale financial assets, will be measured at fair value through profit or loss under IFRS 9. Therefore, the accumulated appreciation of such marketable securities, which is currently included in accumulated other comprehensive income ($47 thousands as of December 31, 2017), will be reclassified to the opening balance of retained earnings as of January 1, 2018.

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

As of the date of approval of these financial statements, since the Company doesn’t have lease contracts in material amounts, it does not expect that the adoption of IFRS 16 will have a material impact on its consolidated financial statements.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 3:	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

1.	Share-based payments - in evaluating the fair value of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

2.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive loss.

The Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the warrants such as risk-free interest rate, expected volatility and dividend yield

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

a.	Market risks:

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

As of December 31, 2017, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $38 thousand lower (2016 - loss approximately $22 thousand lower; 2015 - loss approximately $20 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

As of December 31, 2017 and 2016, the maturity of the Group’s financial liabilities except of the warrants are less than one year from each of the reporting dates.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

b.	Financial instruments by category:

As of December 31, 2017 and 2016, all financial assets were classified in one of two categories: (a) loans and receivables, measured at amortized cost, and (b) marketable securities measured at fair value.

As of December 31, 2017 and 2016, all financial liabilities were classified in one of two categories: (a) Trade and other account payables, measured at amortized cost, and (b) warrants measured at fair value.

c.	Changes in financial liabilities classified as cash flow from finance activities:

	Warrants	Total
	U.S. dollars in thousands
Balance as of January 1, 2017	-	-
Fair value as of issuance date	3,432	3,432
Revaluation during the year	(765)	(765)
Balance as of December 31, 2017	2,667	2,667

NOTE 5:	CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016
	U.S. dollars in thousands

Cash in banks and on hand	1,083	2,019
Bank deposits with original maturities of three months or less*	2,206	-

	3,289	2,019

* Deposit with maturity of three months, which bear an interest of 1.22%-1.4% per annum.

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2017	2016
	U.S. dollars in thousands

U.S. dollars	3,172	1,908
NIS (not linked to the Israeli CPI)	117	110
Other currencies	-	1

	3,289	2,019

NOTE 6:	SHORT-TERM BANK DEPOSIT

In 2017 the Company deposit an amount of $2.5m in short term bank deposit.

The deposit bear an annual interest of 1.4% and was deposited for six months period.

The deposit is invested with high quality financial corporation in Israel.

NOTE 7:	MARKETABLE SECURITIES

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 7:	MARKETABLE SECURITIES (Cont.)

b.	The Company holds the following financial instruments:

	December 31,
	2017	2016
	U.S. dollars in thousands

Marketable securities	298	414

	298	414

c.	Changes in marketable securities for the years ended December 31, 2017 and 2016, were as follows:

	December 31,
	2017	2016
	U.S. dollars in thousands

Fair value opening balance	414	251
Changes in fair value during the period	(116)	163

	298	414

NOTE 8:	OTHER ACCOUNTS RECEIVABLE

Composition:

	December 31,
	2017	2016
	U.S. dollars in thousands

Government authorities (*)	15	179
Prepaid expenses	85	130
Other (*)	12	12

	112	321

(*)	The government authorities and others are monetary items which are denominated or linked to NIS.

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 9:	INTANGIBLE ASSETS

a.	On August 3, 2010, the Company completed the share swap transaction with the shareholders of Bio-Gal Ltd. (the “Transaction”) in which the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma and also held cash totaling approximately $1.5 million on the date of completion of the transaction, in return for the allocation of 133,063,688 ordinary shares of NIS 0.1 par value each, representing approximately 69.44% of the Company’s issued and outstanding share capital after completion of the Transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 9:	INTANGIBLE ASSETS (Cont.)

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

According to the guidance of IAS 38, this asset is not ready for usage according to the Company’s management intention and therefore has not amortized yet and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

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

The Company’s Board of Directors decided on the abandonment of the EPO development and therefore the carrying amount of the rHuEPO intangible asset of $848 thousand has been reduced to zero as of December 31, 2016 in a separate line in the statement of comprehensive loss.

b.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Israel innovation authority.

Since the company abandoned the development of the EPO asset, it does not expect to pay the above royalties.

On May 14, 2014, the Company issued 222,605 ordinary shares of the Company of NIS 0.1 par value each to Yeda, as the first of six installments for the aforementioned patent expenses reimbursement, representing a value of approximately $41 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 9:	INTANGIBLE ASSETS (Cont.)

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

In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement will be made on April 7, 2017, provided that if the Company receives funding of at least $5 million then the Company shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment. As of December 31, 2017 the remaining liability is $127 thousand disclosed under other accounts payable.

The Company reviews the hCDR1 asset for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

If the carrying amount exceeds their recoverable amount, the assets are reduced to their recoverable amount.

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2017. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2017.

c.	Composition and movement:

The composition of intangible assets, net, by major classes, and the movement therein in the three years ended December 31, 2017, 2016 and 2015, are:

	rHuEPO	hCDR1	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2017	-	253	253

Additions during the year	-	127	127

Amortized cost at December 31, 2017	-	380	380

	rHuEPO	hCDR1	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2016	848	189	1,037

Additions during the year	-	64	64
Impairment of intangible assets	(848)	-	(848)

Amortized cost at December 31, 2016	-	253	253

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 9:	INTANGIBLE ASSETS (Cont.)

	rHuEPO	hCDR1	Other	Total
	U.S. dollars in thousands
Cost:

Balance at January 1, 2015	2,452	41	5	2,498

Additions during the year	-	148	-	148
Impairment of intangible assets	(1,604)	-	-	(1,604)
Disposal	-	-	(5)	(5)

Amortized cost at December 31, 2015	848	189	-	1,037

NOTE 10:	TRADE PAYABLES

a.	Composition:

	December 31,
	2017	2016
	U.S. dollars in thousands

Open accounts	4	15
Checks payable	-	2

	4	17

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2017	2016
	U.S. dollars in thousands

U.S. dollars	-	11
NIS (not linked to the Israeli CPI)	4	6

	4	17

NOTE 11:	OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2017	2016
	U.S. dollars in thousands

Employees, consultants and payroll accruals	20	43
Accrued expenses	276	270

	296	313

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 11:	OTHER ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2017	2016
	U.S. dollars in thousands

U.S. dollars	244	249
NIS (not linked to the Israeli CPI)	52	64

	296	313

NOTE 12:	EMPLOYEE BENEFIT LIABILITIES

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2017, 2016 and 2015 was $11, $17 and $16 thousand, respectively.

NOTE 13:	WARRANTS AT FAIR VALUE

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,400,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price may be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism (see also Note 15e).

IFRS 13 “Fair Value Measurement”, (“IFRS 13”), defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

IFRS 13 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. IFRS 13 establishes three levels of inputs that may be used to measure fair value.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 13:	WARRANTS AT FAIR VALUE (Cont.)

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company accounted for the warrants issued to investors with a cashless exercise mechanism as a non-current liability according to provisions of IAS 32. Based on IAS 39, the Company measured the warrants at fair value by using a Black and Scholes model. Such warrants will be measured in each reporting period until they are exercised or expired, with changes in the fair value being recognized in the Company’s statement of comprehensive income/loss as financial income or expense, as appropriate. The warrants are classified as level 3.

The Company used the following assumptions to estimate the Investors’ warrants:

		As of March 7, 2017	As of February 16, 2017
	As of December 31, 2017	(Second Issuance date)	(First Issuance date)

Risk-free interest rate (1)	1.91%	2.11%	2.05%
Expected volatility (2)	65%	70.26%	70.22%
Contractual term life (in years) (3)	4.6	5.5	5.5
Dividend yield (4)	0%	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option. If the change in standard deviation for that warrants shifted +/- 5%, the impact on profit or loss would be $197 thousands and $204 thousands, respectively. The higher the standard deviation, the higher the fair value.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 14:	COMMITMENTS

a.	Royalty and contingent milestone payments:

On August 3, 2010, the Company entered into Asset Purchase Agreement (“APA”) to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 9b). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2017, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

b.	Operating lease commitments:

The Company entered into an operating lease agreement on the offices it uses, which is in effect from November 2017 with an option for extension of additional years. The lease fees are stated in NIS and are not linked to the Israeli CPI.

c.	In August 2017, the annual General Meeting of Shareholders, approved the terms of the new Employment Agreement with the Company’s Chief Executive Officer (“CEO”) which includes among the others reduction in his capacity to 50% commencing June 11, 2017, one-time bonus upon achieving milestones, grant of 1,000,000 options to purchase 1,000,000 Ordinary Shares of the Company at an exercise price of NIS 0.11 and acceleration of vesting period of the aforementioned granted options upon specific milestone achievement regarding the lupus property and/or HCDR1 product.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 15:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.083 as of December 31, 2017.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	On June 1, 2012, the Company applied for the relisting of its ADSs on the Nasdaq (after the ADSs had been delisted from trade on the Nasdaq in July 2009), subject to compliance with all the criteria reviewed by the Nasdaq admissions committee, including minimum ADS price (according to the various listing criteria). On September 24, 2012, the Company’s Board of Directors approved a change in the number of shares underlying the ADSs such that 20 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq’s ADS listing conditions. The record date of change in the ADS ratio is October 4, 2012. On July 10, 2013, the Company’s management received a notice from Nasdaq representatives stating that the admission committee had approved the Company’s application to relist its ADSs for trading on the Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on Nasdaq.

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

c.	In February 2016 and May 2016, the Company issued total of 680,000 ordinary shares, represented by 6,800 ADSs, to a service provider, as part of the terms of a investor relationship service agreement signed in January 2016. Consequently, the Company recorded expenses amounted to $54 thousand, which representing the fair value of the ordinary shares in January 2016.

d.	On August 3, 2017, the Company held its Annual General Meeting of Shareholders, pursuant to which, inter alia, it was decided to increase the Company’s authorized share capital from 700,000,000 Ordinary Shares to 1,450,000,000 Ordinary Shares.

e.	Investment rounds:

1.	On February 17, 2017, the Company entered into a Securities Purchase Agreement (“SPA”) with Institutional Investors (“Investors”) for the sale of 1,000,000 registered ADS’s for gross proceeds of $2,500 thousand, representing a purchase price of $2.50 per ADS in a registered direct offering (“Offering”). Additionally, for each ADS purchased by Investors, the Investors received an unregistered warrant to purchase one ADS (“Warrant”). The Warrant has an exercise price of $4.10 per ADS, shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The closing of the Offering took place on February 23, 2017.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 15:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

In addition, the Company entered into engagement agreement (“Agreement”) with an exclusive Placement Agent (“Agent”) pursuant to which at the closing of each Offering, the Company will compensate the Agent for its service under the Agreement as follows:

Cash fee equal to 7% of the aggregate gross proceeds raised in each Offering, except that in relation to any proceeds raised from certain existing shareholders of the Company participating in an Offering and listed in the Agreement (“Existing Shareholders”), the Company shall pay to the Agent a cash fee equal to 3.5% of the aggregate gross proceeds raised from such Existing Shareholders in each such Offering. In addition, the Company shall pay the Agent a cash management fee equal to 1% of the aggregate gross proceeds raised in each Offering.

▪	Warrants to purchase ADS’s equal to 5% of the aggregate number of warrants to purchase ADS’s placed in each Offering. The Warrant shall have the same terms as the warrants, if any, issued to investors in the applicable Offering. If no warrants are issued to investors in an Offering, the Warrant shall have a term of five years and an exercise price equal to 120% of the then market price of the ADS’s. The fair value of such warrants amounted to $84 thousand at the issuance date.

▪	Expense allowance equal to $35 thousand for accountable fees and expenses of HCW (other than legal) as defined in the Agreement.

The direct and incremental costs related to the aforementioned Offering under SPA amounted to approximately $429 thousand ($84 thousand related to warrants granted to Agent’s).

2.	On March 7, 2017, the Company entered into private placement transaction with existing investors pursuant to which 1,400,000 ADS’s have been issued at a purchase price of $2.00 per ADS for total gross consideration of $2,800 thousand. The direct and incremental costs related to the aforesaid transaction amounted to $64 thousand.

In addition, for each ADS’s purchased by investors, the investors will receive an unregistered warrant to purchase one ADS subject to authorized capital increase through the Company’s shareholders meeting. The warrants have a term of five and a half years, an exercise price of $2.30 per ADS and shall be exercisable on the later of the effectiveness of the authorized share increase or six months following the issuance date. The closing of the offering took place on March 22, 2017.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 15:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The exercise price of the aforementioned warrants is adjusted upon standard anti-dilution protections clauses but the number of warrants is subject to cashless exercise mechanism pursuant to which the fixed to fixed test is not met and therefore the warrants are accounted for as a non-current liability.

The Company allocated the issuance costs based on the relative value of the warrants (as calculated on the date of issuance) and the Ordinary Shares (calculated as the difference between the proceeds and the fair value of the warrants). The portion of issuance costs that related to the warrants is recognized immediately as finance expenses in the statement of comprehensive loss and the portion of issuance costs related to the Ordinary

Shares is deducted from additional-paid in capital.

Total amount of $329 thousand ($291 thousand related to the investment during February 2017 and $38 thousands related to the investment during March 2017) was recognized as finance expenses which is reflecting the portion of issuance costs that were allocated the issued warrants.

Amount of $165 thousand was deducted from additional-paid in capital as it was allocated to the Ordinary Shares.

NOTE 16:	SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. As of December 31, 2017, the remaining number of options available for grant under the 2011 Plan is 2,350,000 options.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year ended December 31,
	2017		2016		2015
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	6,750,000	0.17	4,870,000	0.15	6,683,862	0.19
Granted	1,000,000	0.03	2,950,000	0.16	700,000	0.10
Exercised	-	-	-	-	-	-
Expired	(40,000)	0.21	(1,070,000)	0.08	(2,513,862)	0.23
Forfeited	(354,167)	0.14	-	-	-	-

Outstanding at end of year	7,355,833	0.16	6,750,000	0.17	4,870,000	0.15

Exercisable at end of year	5,514,166	0.19	3,833,333	0.18	2,939,168	0.16

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2017			2016
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

2,362,500	0 - 0.14	7.55	1,450,000	0 - 0.14	8.13
4,993,333	0.15 -1.6	5.86	5,300,000	0.15 -1.6	7.93

7,355,833			6,750,000

Net expenses recognized in the Company’s statements of comprehensive loss for the years ended December 31, 2017, 2016 and 2015 for grant of options to employees were $40, $182 and $148 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 16:	SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2017 that have been granted to the Company’s executives, directors and consultants -

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD	Vesting schedule

60,000	Legal counsel	January 15, 2008	1.575	12	25% on grant date and 25% on each year over a period of 3 years from the grant date
900,000	Chief Executive Officer	October 15, 2013	0.9	143	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Chief Executive Officer	October 15, 2013	0.6	97	12 equal portions each quarter over a period of 3 years from the grant date
750,000	Chief Financial Officer	December 30, 2013	0.5328	101	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	Consultant	December 30, 2014	0.4915	12	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Financial Officer	March 25, 2015	0.4	7	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
87,500	Chief Executive Office	March 25, 2015	0.4	7	100,000 options were granted. 33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first 12,500 option were forfeited.
125,000	Chief Financial Officer	June 1, 2015	0.4283	14	200,000 options were granted 12 equal portions each quarter over a period of 3 years from the grant date. 75,000 options were forfeited.
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Financial Officer	March 25, 2015	0.4	7	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
50,000	Medical Director	March 4, 2016	0.6	2	12 equal portions each quarter over a period of 3 years from the date of grant
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Chief Executive Officer	March 31, 2016	0.6	42	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
133,333	Chief Financial Officer	May 31, 2016	0.6	14	400,000 options were granted.
33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
					266,667 option were forfeited.
1,000,000	Chief Executive Officer	August 3, 2017	0.11	28	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary

7,355,833

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 16:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2017 and 2016 is estimated at the date of grant using a Black-Scholes-Merton Options pricing model with the following weighted average assumptions:

	2017	2016

Dividend yield	0%	0%
Expected volatility	76.8%	74.4%
Risk-free interest	1.87%	1.97%
Expected life (years)	10	10

We have calculated the volatility based on the company’s historical volatility and comparable companies’ historical volatility. The share price was set according to the Company’s share market value.

NOTE 17:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Fees related to service providers	51	145	121
Expenses relating to options to employees and non-employees	2	7	8
Professional consulting	-	109	360
Lab materials	2	134	75
Other	(12)	48	14

	43	443	578

NOTE 18:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	247	297	405
Expenses relating to options and shares to employees and non-employees	37	175	140
Patents and fees	158	162	203
Directors’ fees	119	124	96
Investor relations and travel	98	168	145
Rent and office maintenance	29	39	59
Vehicle maintenance	-	5	-
Insurance	34	48	62
Professional services	*440	213	192
Depreciation and loss from disposal	9	3	7
Other	32	36	110

	1,203	1,270	1,419

*) An amount of $206 thousands related to F-1 registration and amendments (see also note 23).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 19:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands
Finance expenses:
Issuance cost related to warrants to investors	329	-	-
Bank account management fees and commissions	8	7	9
Other financial expenses	-	-	6

Total finance expenses	337	7	15

Finance income:
Revaluation of warrants to purchase ADS’s	765	-	-
Interest income on bank deposits	16	-	-
Exchange differences	21	23	4

Total finance income	802	23	4

Finance income (expenses), net	465	16	(11)

NOTE 20:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	Taxable income of the Company is subject to a corporate tax rate as follow: 2016 - 25% and 2017 - 24%.

2.	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	The Group’s carryforward tax losses as of December 31, 2017, totaled approximately $31 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income in the reporting year:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 20:	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Loss before taxes on income, as reported in the statements of comprehensive loss	(779)	(2,545)	(4,311)

Theoretical tax saving on this loss	(187)	(636)	(1,142)
Expenses (income) not deductible for tax purposes	(95)	32	40
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	282	604	1,102

Tax benefit	-	-	-

d.	Tax assessments:

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

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	373	407	487
Pension, post retirement and other benefits	12	17	16
Share-based payments, net	39	127	143

	424	551	646

Number of persons	9	10	11

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

NOTE 21:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

As of December 31, 2017 and 2016, the Company’s balances with related parties total approximately $24 thousand ($24 thousand out of which were linked to the NIS) and $61 thousand (of which $46 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 16 above.

NOTE 22:	SEGMENT INFORMATION

The Company operates in one operating segment.

NOTE 23:	EVENTS AFTER THE REPORTING DATE

On February 1, 2018 the Company filed an amendment to its F-1 to register for resale (i) ordinary shares underlying warrants issued in the Company’s February 2017 private placement and (ii) ordinary shares issued and ordinary shares underlying warrants issued in the Company’s March 2017 private placement. The F-1 was declared effective on March 6, 2018.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 10.1)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

4.9	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

4.10	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.11	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.12	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.13	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.14	Form of Warrant issued February 17, 2017 (7)

4.15	Form of Employment Agreement dated June 11, 2017 between XTL Biopharmaceuticals Ltd. and Joshua Levine (10)

4.16	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.17	Form of Warrant issued March 10, 2017 (8)

85

Exhibit No.	Description

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2013*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd *

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018

86

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 15, 2018	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

87