Form 20-F
period 2018-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2019-03-11
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Josh Levine

Chief Executive Officer

5 Badner St.

Ramat Gan,
4365603, Israel

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

2,703,514 American Depositary Shares            514,205,799 Ordinary Shares

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2018, 2017, 2016, 2015 and 2014. We have derived the selected financial data for the fiscal years ended December 31, 2018, 2017 and 2016, and as of December 31, 2018 and 2017, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2015 and 2014, and as of December 31, 2016, 2015 and 2014, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2018	2017	2016	2015	2014
	U.S Dollars in thousands (except for per share information)

Research and development expenses	(38)	(43)	(443)	(578)	(278)
General and administrative expenses	(755)	(1,203)	(1,270)	(1,419)	(1,744)
Impairment of intangible assets	-	-	(848)	(1,604)	-
Other gains, net	-	-	-	(10)	-

Operating loss	(793)	(1,246)	(2,561)	(3,611)	(2,022)

Issuance cost related to warrants to investors	-	(329)	-	-	-
Revaluation of warrants to purchase ADS’s	974	765	-	-	-
Revaluation of marketable securities	2,753	-	-	-	-
Other finance income	87	37	23	4	10
Other finance expenses	(35)	(8)	(7)	(15)	(107)

Financial income (expenses), net	3,779	465	16	(11)	(97

Total income (loss) from continuing operations	2,986	(781)	(2,545)	(3,622)	(2,119)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	(116)	163	-	-

Total comprehensive income (loss) from continuing operations	2,986	(897)	(2,382)	(3,622)	(2,119)

Total loss from discontinued operations	-	-	-	(689)	(746)

Total comprehensive income (loss) for the year	2,986	(897)	(2,382)	(4,311)	(2,865)

Income (loss) for the year attributable to:
Equity holders of the Company	2,986	(781)	(2,545)	(4,313)	(2,527)
Non-controlling interests	-	-	-	2	(338)

	2,986	(781)	(2,545)	(4,311)	(2,865)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company	2,986	(897)	(2,382)	(4,313)	(2,527)
Non-controlling interests	-	-	-	2	(338)

	2,986	(897)	(2,382)	(4,311)	(2,865)

Basic and diluted earnings (loss) from continuing and discontinued operations (in US dollars)
From continuing operations	0.006	(0.002)	(0.009)	(0.014)	(0.009)
From discontinued operations	-	-	-	(0.003)	(0.002)
Basic and diluted earnings (loss) per share	0.006	(0.002)	(0.009)	(0.017)	(0.011)

Weighted average number of issued ordinary shares	514,205,799	470,188,629	274,035,533	263,730,467	231,224,512

* – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2018	2017	2016	2015	2014
	U.S Dollars in thousands

Cash, cash equivalents and short-term bank deposits	5,275	5,796	2,019	3,817	2,159
Working capital*	7,942	5,906	2,424	3,829	2,081
Total assets	8,575	6,586	3,017	5,323	5,644
Long term liabilities	-	2,667	-	-	-
Total shareholders’ equity	8,322	3,619	2,687	4,887	4,660
Non-controlling interests	-	-	-	-	19

* Working capital is calculated as current assets less current liabilities.

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

As December 31, 2018, we had approximately $5,275 thousand in cash, cash equivalents and short-term bank deposits, working capital of approximately $7,942 thousand and an accumulated deficit of approximately $152,588 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

As of December 31, 2018, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Our net cash used in operating activities for the year ended December 31, 2018 was $816 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There are two shareholders (Mr. Alexander Rabinovitch, a director, and Mr. David Bassa, a former director), who each beneficially hold more than 5% of our outstanding ordinary shares (approximately 31.88% cumulative, as of March 10, 2019). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2018 and although we have not determined whether we will be a PFIC in 2019, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

Our head executive office, our research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Our officers and most of our directors are residents of Israel. A significant asset of ours is the investment in the shares of InterCure Ltd., an Israeli company. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices, located in Ramat Gan, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We hold most of our cash, cash equivalents and bank deposits in U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels, or NIS, mainly due to payment to Israeli employees and suppliers. Our investment in the shares of InterCure Ltd. is also in NIS. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2018, we hold approximately 2.56% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours.

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

Our sole drug candidate is hCDR1, a Phase II-ready asset for the treatment of SLE, the most prominent type of lupus. There is currently no known cure for SLE. Only one new treatment, Benlysta, has been approved by the U.S. Food and Drug Administration, or FDA, in the last 50 years for SLE. Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking healthy organs and causing irreversible damage. According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States.

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

The Company is exploring the expansion of its IP portfolio surrounding hCDR1 and at the same time has decided to reduce its research and development expenditures in connection with execution of its clinical trials. In parallel, the Company searches to identify additional assets to add to XTL’s portfolio.

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

Recent Developments

On May 22, 2018 the shareholders approved the reelection of Oded Nagar and Osnat Hillel Fien to serve as outside directors. Also on December 27, 2018, our shareholders approved the re-appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2018, the re-election of Alexander Rabinovitch, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to our board of directors, and approved the employment terms of Mr. Turgeman, our Chairman. Mr. Turgeman was appointed chairman on July 5, 2018.

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

As our focus is currently on the development of our lead drug candidate, we do not anticipate conducting material research and development activities for rHuEPO.

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

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38,000. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84,000. The remaining installments of approximately $64,000 each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017. In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement were made on April 7, 2017, provided that if we receive funding of at least $5,000,000 then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment. To this date the patent expenses were incurred but not yet paid and the Company and Yeda are currently negotiating further amendment to the payment scheme under the license agreement.

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

Employees

As of March 10, 2019, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2018, 2017 and 2016, and as of December 31, 2018 and 2017, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(38)	(43)	(443)
General and administrative expenses	(755)	(1,203)	(1,270)
Impairment of intangible assets	-	-	(848)
Other gains, net	-	-	-

Operating loss	(793)	(1,246)	(2,561)

Issuance cost related to warrants to investors	-	(329)	-
Revaluation of warrants to purchase ADS’s	974	765	-
Revaluation of marketable securities	2,753	-	-
Other finance income	87	37	23
Other finance expenses	(35)	(8)	(7)

Finance income (expenses), net	3,779	465	16

Total income (loss) for the year	2,986	(781)	(2,545)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	(116)	163

Total comprehensive income (loss)	2,986	(897)	(2,382)

Total income (loss) attributable to:
Equity holders of the Company	2,986	(781)	(2,545)

Total comprehensive loss attributable to:
Equity holders of the Company	2,986	(897)	(2,382)

Basic and diluted earnings (loss) per share (in U.S. dollars)	0.006	(0.002)	(0.009)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2018	2017	2016
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	5,275	5,796	2,019
Working capital	7,942	5,906	2,424
Total assets	8,575	6,586	3,017
Long term liabilities	-	2,667	-
Total shareholders’ equity	8,322	3,619	2,687
Non-controlling interests	-	-	-

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 16 to the consolidated financial statements for the year ended December 31, 2018). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2018 compared to the year ended December 31, 2017

Research and Development Expenses. Research and development expenses in the years ended December 31, 2018 and 2017 totaled approximately $38 thousand and $43 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2018 and 2017 totaled approximately $755 thousand and $1,203 thousand, respectively. The decrease in 2018 compared to 2017 is mainly due to F-1 filling in 2017 ($206 thousands), decrease in salaries expenses, decrease in public and investor relations.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2018 and 2017, the Company recognized no impairments. For further information, see also Note 9 of the consolidated financial statements for the year ended December 31, 2018.

Finance income, net. Finance income, net for the years ended December 31, 2018 and 2017 totaled approximately $3,779 thousand and $465 thousand, respectively. The increase in finance income in 2018 compared to 2017 derives mainly due to financial income from the revaluation of the Company’s derivative securities (warrants to purchase ADSs) and the revaluation of marketable securities.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Research and Development Expenses. Research and development expenses in the years ended December 31, 2017 and 2016 totaled approximately $43 thousand and $443 thousand, respectively. Research and development expenses are comprised mainly of expenses related to preparations for initiating the phase 2 clinical trials of the hCDR1 drug designed to treat SLE and pSS patients. The decrease in expenses in 2017 compared to 2016 is mainly due to our focus in 2016 on preparing hCDR1 for upcoming clinical trials including regulatory and consulting services and the completion of production and testing of the drug product. In 2017, the Company decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured.

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

Significant Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2018.

Basis of presentation of the consolidated financial statements. The consolidated financial statements of the Company and its subsidiary (the “Group”) as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the IASB (“IFRS”).

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

Financial liabilities at fair value through profit or loss:

In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability was a non-equity derivative financial instrument, it was classified in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) as a financial liability at fair value through profit or loss, which was measured at its fair value at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statement of comprehensive loss. The aforementioned is not relevant since March 2018, when the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company allocated the warrants from non-current liability to share premium.

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

As of December 31, 2018, had the Group’s functional currency strengthened by 8% against the NIS with all other variables remaining constant, profit for the year would have been $289 thousand higher (2017 loss approximately $38 thousand lower; 2016 - loss approximately $22 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits. Profit was more sensitive to fluctuations in the exchange rate in relation to the NIS in 2017 than in 2016 mainly because of the increased amount of the NIS-denominated balances in the items of cash, receivables and payables of the Group.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2018 - 23% and 2017 – 24%.

●	On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

●	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

As of December 31, 2018, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2018, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $35 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2018, we received net proceeds of approximately $85.5 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017.

As of December 31, 2018, we had approximately $3.3 million in cash and cash equivalents (not including short-term bank deposits), similar to December 31, 2017.

Net cash used in operating activities for the year ended December 31, 2018 was $0.8 million, compared to net cash used in operating activities of $1.1 million for year ended December 31, 2017. The decrease in net cash used in operating activities is mainly due to decrease in our research and development expenses.

Net cash provided by (used in) investing activities for the year ended December 31, 2018 was $778 thousand compared to net cash used in investing activities of $(2,495) for the year ended December 31, 2017. The increase in net cash provided by investing activities is primarily due to repayment of short term bank deposit during 2018 offset investment in short term bank deposit in 2017.

Net cash provided by financing activities for the year ended December 31, 2018 was $0 million compared to net cash provided by investing activities of $4.9 million for the year ended December 31, 2017.

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

C. Research and Development, Patents and Licenses

Research and development costs in 2018, 2017, 2016 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2018, 2017 and 2016 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2018	2017	2016

hCDR1	38	43	443
Total Research and Development	38	43	443

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

F. Tabular disclosure of contractual Obligations

As of December 31, 2018 and 2017, we do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

As of December 31, 2016, we had known contractual obligations, commitments and contingencies of approximately $10 thousand which related to lease obligations for our previous offices in Ra’anana, all of which were due within the next year. In April 2015, we signed an operational lease agreement for our previous offices in Ra’anana. In addition, we entered into an agreement with subtenants to lease part of the office space in exchange for approximately $1,200 per month. The agreement was in effect until April 2017. In November 2017 we signed a new lease agreement for our offices in Herzeliya, Israel. Under this agreement, we pay approximately $1,200 per month for rent. The agreement was terminated during 2018.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Doron Turgeman	50	Chairman of the Board of Directors
Osnat Hillel Fain	53	Non-Executive and External Director
Oded Nagar	50	Non-Executive and External Director
Alexander Rabinovich	48	Non-Executive Director
Shlomo Shalev	57	Non-Executive Director
Dr. Jonathan Schapiro	58	Non-Executive Director
Dr. Dobroslav Melamed	41	Non-Executive Director
Josh Levine	54	Chief Executive Officer
Itay Weinstein	47	Chief Financial Officer

Doron Turgeman joined our Board of Directors in December 2014. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of Internet Gold (IGLD), which is listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Throughout his career, he has proved to be a strong manager and has developed close relationships with key constituents throughout the industry .Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel. He has served as Chairman of our Board of Directors since July 2018.

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

Oded Nagar joined our Board of Directors in March 2015. He currently serves as CEO and Owner of ABC - Advance Business Consulting Ltd. In addition to serving as a board member on a number of TASE listed companies, including Alon Blue Square Ltd, Blue Square Real Estate Ltd and Dor Alon Energy in Israel 1988 Ltd. Previously Mr. Nagar served as board member at IDB Development LTD, Gamatronic Electronic Industries LTD and Biri-Barashi Ltd. Mr. Nagar was the CEO and Founder of Pretium Group LTD/Pretium Renewable Energy LTD, VP Finance and Operations at Matrix IT (Formula Group) and the CFO of Bashan Systems (Formula Group). Previously, Oded worked in the Department of the General Controller at the Ministry of Finance in Israel, as an accountant at KPMG Israel and as an Economist at Bank Leumi. He earned an MBA in Finance and Banking and Information Systems and a BA in Accounting and Economics from the Hebrew University of Jerusalem. Mr. Nagar is also a Certified Public Accountant in Israel.

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

Shlomo Shalev joined our Board of Directors in December 2014 and in August 2015 was appointed to serve as interim Chairman, and served in such capacity through June 2018. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2018 (9 persons) was approximately $312,000. This amount includes payments of approximately $20,000 made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

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

On December 22, 2018, a general meeting of shareholders of the Company approved the remuneration terms of the Chairman of the Board of Directors of the Company, retroactive to as to July 2018. The terms include monthly remuneration in the amount of NIS 20 thousand.

For further details regarding share options granted to our employees, directors and service providers, see Note 15 to the consolidated financial statements for the year ended December 31, 2018.

Employment Agreements

Joshua Levine

On August 3, 2017, we entered into a new employment agreement with Mr. Levine, our Chief Executive Officer, or CEO, effective as of June 14, 2017 (“Effective Date”). This agreement replaced our prior agreement with Mr. Levine originally entered into in September 2013. Under the terms of the new agreement, Mr. Levine shall be employed at a 50% to 100% capacity and is entitled to a gross monthly salary of NIS 40,000, which shall be adjusted at a pro rata basis if he is engaged at below 100% capacity. As of June 11, 2017, and through the date of this report, Mr. Levine was engaged at 50% capacity. All ancillary benefits derived from the monthly salary shall be adjusted on a pro rata basis to his level of engagement. Under the employment agreement, Mr. Levine was issued options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.11. The options shall vest on a quarterly basis over 36 months, such that one-third of the options shall vest within 12 months of the effective date of the agreement and thereafter 1/12 of the options shall vest on the last day of each three month period, provided that on such date Mr. Levine is still employed by the Company. All vested options shall remain exercisable for a period of 12 months from the end or termination of the agreement. The employment agreement also provides that Mr. Levine will be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car. The agreement may be terminated by the Company or Mr. Levine without cause, subject to each party giving the other party four months advance written notice. Following delivery of the notice, Mr. Levine shall be entitled to four months of base salary and an additional adaptation fee to compensate him as if he were working on a full time basis through the notice period. Mr. Levine, or his estate, shall receive four months of salary, as was actually paid, following termination for disability or death. In the event of a transaction with a third party regarding the Company’s lupus property and/or HCDR1 product, alone or as part of a combination therapy for any indication (sale / cooperation / joint trial) provided that on such date Mr. Levine is employed by the Company, he shall be entitled to a onetime cash bonus of NIS 180,000 and the options issued to him in connection with this agreement June 2017 shall vest immediately, subject to its approval by the Company’s shareholders obtained on August 3, 2017,the agreement became effective on the Effective Date and shall remain in effect until terminated by either party subject to a 4 months prior written notice.

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

Shlomo Shalev

On December 28, 2015, our Board of Directors approved the terms upon which Shlomo Shalev shall serve as Chairman, subject to shareholder approval. Commencing September 1, 2015, Mr. Shalev shall be entitled to a monthly fee of NIS 20,000 (which decreased in 2017 to NIS 16,000) for at least 65 hours per month. In addition, Mr. Shalev shall be entitled to options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.60 per share. One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Mr. Shalev provides services to us. The options have a term of ten years. On March 31, 2016, Mr. Shalev’s remuneration as Chairman was approved by an annual general meeting of the Company’s shareholders. Mr. Shalev resigned as our Chairman in July 2018.

Doron Turgemen

On December 22, 2018, our Board of Directors approved the terms upon which Shlomo Shalev shall serve as Chairman, subject to shareholder approval. Commencing July 2018, Mr. Shalev shall be entitled to a monthly fee of NIS 20,000.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Osnat Hillel Fain, with Dobroslav Melamed, who serves as the audit committee financial expert, and Oded Nagar as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Osnat Hillel Fain is the chairman of our compensation committee. Dobroslav Melamed and Oded Nagar serve as the other members of our compensation committee.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s board of directors.

As detailed above, our compensation committee consists of three independent directors: Dobroslav Melamed, Osnat Hillel Fain and Oded Nagar. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

D. Employees

As of March 10, 2019, we have one part-time employee, our Chief Executive Officer, and five part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 10, 2019 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 514,205,799 ordinary shares outstanding as of March 10, 2019 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 10, 2019, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Director	1,650,000	(1)	*
Josh Levine Chief Executive Officer	3,183,329	(2)	*
Osnat Hillel Fain Director	150,000	(3)	-
Oded Nagar Director	150,000	(3)	-
Alexander Rabinovich Director	154,177,783	(4)	28.55%
Jonathan Schapiro Director	300,000	(5)	*
Dobroslav Melamed Director	150,000	(6)	*
Doron Turgeman Chairman of the Board	640,000	(7)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (9 persons)	160,653,566		29.80%

Beneficial owners of 5% or more

Alexander Rabinovitch	154,177,783		28.55%

David Bassa	48,339,347	(8)	9.17%

*	Denotes less than 1%

(1)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024 (ii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026.

(2)	Includes (i) 600,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until October 13, 2023, (ii) 900,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.90 per share exercisable until October 13, 2023, (iii) 100,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.40 per share exercisable until March 24, 2025 and (iv) 863,329 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.60 per share exercisable until March 30, 2026. Excludes 1,136,671 ordinary shares issuable upon the exercise of options that vest in more than 60 days from the date hereof.

(3)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(4)	Includes (i) 62,149,487 ordinary shares, (ii) 661,394 ADSs representing 66,139,400 ordinary shares, (iii) warrants to purchase 8,889 ADSs representing 888,896 ordinary shares at $11.25 per ADS until March 31, 2020 and (iv) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(5)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(6)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, (ii) 150,000 ordinary shares, and (iii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(8)	Includes (i) 35,378,227 ordinary shares represented by 353,782 ADSs; (ii) 12,250,000 ordinary shares represented by 1,250,000 ADSs issuable upon the exercise of warrant at a price of $2.30 per share; and (iii) 7,111 ADSs representing 711,120 ordinary shares. This shareholder is a former director of our company.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 15 of our consolidated financial statements for the year ended December 31, 2018.

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

As of December 31, 2018, we have granted to employees, directors and consultants options that are outstanding to purchase up to 6,200,000 ordinary shares under two share option plans.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options between 2001 and 2011, at exercise prices between $0.03 and $1.58 per ordinary share. Up to 2,200,000 ordinary shares were available to be granted under the 2001 Plan. On July 29, 2009, the option pool was increased by 5,000,000 unissued additional ordinary shares, as well as forfeited and expired options that reverted to the pool due to departure of employees. Options granted to Israeli employees were made in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options were non-transferable.

As of December 31, 2018, there are no outstanding options to purchase ordinary shares. The options that were outstanding at December 31, 2017 to purchase 60,000 ordinary shares expired in January 2018. On May 2, 2011, the 2001 Plan expired and no further options may be granted under this plan.

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

As of December 31, 2018, we have granted options to purchase 6,200,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.25 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 15 to the consolidated financial statements for the year ended December 31, 2018.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,118,400 ADSs outstanding, held by 50 DTC participants and 2 registered shareholder, whose holdings represented approximately 25% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 784,678,019 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	154,430,237	19.68%

David Bassa	48,339,347	6.16%

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

Alexander Rabinovitch

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

Enforceability of Civil Liabilities

We are incorporated in Israel and most of our directors and officers named in this report reside outside the U.S. Service of process upon them may be difficult to effect within the U.S. Furthermore, because substantially all of our assets, and those of our non-U.S. directors and officers and the Israeli experts named herein, are located outside the U.S., any judgment obtained in the U.S. against us or any of these persons may not be collectible within the U.S.

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

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this report and does not take into account possible future amendments which may be under consideration.”

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2018 and although we have not determined whether we will be a PFIC in 2019, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2018, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2017 were effective.

(b) Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2018.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2018 and 2017.

	2018	2017
	U.S. dollars in thousands
Audit fees	40	49
Tax services	5	6
Audit-related fees	-	25
Total	45	80

The audit fees for the years ended December 31, 2018 and 2017 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2018 and 2017 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2018 and 2017, all of our audit and audit-related fees were pre-approved by our audit committee.

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

AS OF DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

To the board of directors and the shareholders of XTL Biopharmaceuticals Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XTL Biopharmaceuticals Ltd and its subsidiary (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 11, 2019	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2018	2017
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	3,255	3,289
Short term bank deposit	6	2,020	2,507
Marketable securities – InterCure Ltd	7	2,847	298
Prepaid expenses	8	73	112

		8,195	6,206

NON-CURRENT ASSETS:
Intangible assets, net	9	380	380

Total assets		8,575	6,586

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	10	253	300

NON-CURRENT LIABILITIES:
Warrants at fair value	12	-	2,667

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	14, 15
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2018 and 2017 – 1,450,000,000; Issued and outstanding - December 31, 2018 and 2017 - 514,205,799		13,182	13,182
Premium on shares, options and warrants		147,708	146,015
Reserve from transactions with non-controlling interests		20	20
Other comprehensive income		-	47
Accumulated deficit		(152,588)	(155,645)

Total equity		8,322	3,619

Total liabilities and equity		8,575	6,586

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2018	2017	2016
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	16	(38)	(43)	(443)
General and administrative expenses	17	(755)	(1,203)	(1,270)
Impairment of intangible assets	9	-	-	(848)

Operating loss from continuing operations		(793)	(1,246)	(2,561)

Issuance cost related to warrants to investors		-	(329)	-
Revaluation of warrants to purchase ADS’s		974	765	-
Revaluation of marketable securities		2,753	-	-
Other finance income		87	37	23
Other finance expenses		(35)	(8)	(7)

Finance income, net	18	3,779	465	16

Total income (loss)		2,986	(781)	(2,545)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets		-	(116)	163

Total comprehensive income (loss)		2,986	(897)	(2,382)

Total income (loss) attributable to:
Equity holders of the Company		2,986	(781)	(2,545)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		2,986	(897)	(2,382)

Basic and diluted earnings (loss) per share:		0.006	(0.002)	(0.009)

Weighted average number of issued ordinary shares		514,205,799	470,188,629	274,035,533

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2018	13,182	146,015	(155,645)	47	20	3,619
Impact of the adoption of IFRS 9	-	-	47	(47)	-	-
Updated balance as of January 1, 2018	13,182	146,015	(155,598)	-	20	3,619

Income for the year	-	-	2,986	-	-	2,986

Share-based payment to employees and non-employees	-	-	24	-	-	24
Reclassification of warrants (see Note 12)	-	1,693	-	-	-	1,693

Balance as of December 31, 2018	13,182	147,708	(152,588)	-	20	8,322

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2017	6,624	150,784	(154,904)	163	20	2,687

Loss for the year	-	-	(781)	-	-	(781)
Other comprehensive loss	-	-	-	(116)	-	(116)
Total comprehensive loss	-	-	(781)	(116)		(897)

Share-based payment to employees and non-employees	-	-	40	-	-	40
Issuance of Ordinary Shares, net of issuance costs ($ 164 thousands)	6,558	(4,769)	-	-	-	1,789

Balance as of December 31, 2017	13,182	146,015	(155,645)	47	20	3,619

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2018	2017	2016
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year		2,986	(781)	(2,545)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)		(3,802)	(344)	813

Net cash used in operating activities		(816)	(1,125)	(1,732)

Cash flows from investing activities:

Proceeds from selling of marketable securities		204	-	-
Investment in short-term bank deposit		(6,300)	(2,500)	-
Repayment of short-term bank deposit		6,800	-	-
Interest from bank deposit		74	4	-
Purchase of property and equipment		-	-	(2)
Proceeds from sale of property and equipment		-	1	-
Purchase of intangible assets	9	-	-	(64)

Net cash from (used in) investing activities		778	(2,495)	(66)

Cash flows from financing activities:
Proceeds from issuance of units comprise from ordinary shares and warrants, net of issuance costs	14	-	4,892	-

Net cash provided by financing activities		-	4,892	-

Increase (decrease) in cash and cash equivalents		(38)	1,272	(1,798)
Gains (losses) from exchange rate differences on cash and cash equivalents		4	(2)	* )-
Cash and cash equivalents at beginning of year		3,289	2,019	3,817

Cash and cash equivalents at end of year		3,255	3,289	2,019

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
			2018	2017	2016
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Loss from disposal of property and equipment		-	9	3
	Revaluation of marketable securities	7	(2,753)	-	-
	Issuance costs related to warrants granted to investors		-	329	-
	Revaluation of warrants to purchase ADS’s		(974)	(765)	-
	Share-based payment transactions to employees and non-employees	15	24	40	182
	Losses (gains) from exchange rate differences on cash and cash equivalents		(4)	2	* )-
	Impairment of intangible assets	9	-	-	848
	Interest income		(87)	(11)	-

			(3,794)	(396)	1,033
	Changes in operating asset and liability items:

	Decrease (increase) in other accounts receivable		39	209	(114)
	Decrease in accounts payable		(47)	(157)	(106)

			(8)	52	(220)

			(3,802)	(344)	813

(b)	Non-cash transactions:

	Purchase of intangible asset		-	127	-
	Interest on bank deposit		-	13	-
	Share-based payment to third party		-	-	54

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

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

As of December 31, 2018, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

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

The Company expects to incur additional losses in 2019 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	Approval of financial statements:

These financial statements were authorized by the board of directors for issue on March 11, 2019.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the consolidated financial statements:

The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Subsidiary is fully consolidated starting from the date on which control therein is attained by the Company. The consolidation ceases when such control discontinues.

Intra-group balances and transactions, including expenses in respect of transactions between the Group companies, are eliminated.

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2018	3.748
December 31, 2017	3.467

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

Transactions in a currency other than the Functional Currency (“Foreign Currency”) are translated into the Functional Currency using the exchange rates at the dates of the transactions. After initial recognition, monetary assets and liabilities denominated in Foreign Currency are translated at the end of each reporting period into the Functional Currency at the exchange rate at that date. Exchange differences are recognized in the statement of comprehensive income (loss) in the line item finance income (expenses), net. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2018 and 2017, the Group did not capitalize development project costs as intangible assets.

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

g.	Investments and other financial assets:

1.	Classification:

From 1 January 2018, the Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss)
●	those to be measured at amortized cost.

The influence of the initially applying the new standard was as follows:

The Company’s marketable securities, which were equity instruments classified as Available-For-Sale financial assets, are now measured at fair value through profit or loss. Therefore, the accumulated appreciation of such marketable securities, which was included in accumulated other comprehensive income ($47 as of December 31, 2017), were reclassified to the opening balance of retained earnings as of January 1, 2018.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

2.	Recognition and de-recognition:

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

3.	Measurement:

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

4.	Impairment:

From 1 January 2018, the Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Accounting policies applied until 31 December 2017:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

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

Financial assets carried at amortized cost:

The Group assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are incurred only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Group operates a number of share-based payment plan to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of options granted to employees is measured according to the Black-Scholes model as of the date of grant (the date of the Company’s Board of Directors’ decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

The fair value of options granted to service providers is measured based on the fair value of goods or services at the date it was received and recognized as an expense in the statement of comprehensive income (loss) during the period of the service/goods received and correspondingly carried to equity.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income per share:

Basic income per share is calculated by dividing the income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, less treasury shares.

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares and warrants that are potentially issuable in connection with employee/service-provider share-based payment and warrants, using the treasury stock method. If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. In 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

n.	Issuance of units comprised of warrants and ordinary shares:

The Company allocated the total proceeds to the issuance components as follows:

While the warrants classified as financial liabilities, the Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black and Scholes model); In March 2018 the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company reclassified the warrants from non-current liability to share premium.

The amount recognized in shareholders equity, which represents the funds attributed to the ordinary shares issued, was calculated as the difference between the total issuance proceeds and the fair value of the warrants at that date.

Incremental and direct issuance costs were allocated by the Company based on the relative value of the warrants (as calculated on the date of issuance) and the Ordinary Shares (calculated as the difference between the proceeds and the fair value of the warrants). The portion of issuance costs that was allocated to the warrants was recognized immediately as finance expenses in the statement of comprehensive income (loss) and the portion of issuance costs related to the Ordinary Shares was deducted from additional-paid in capital.

o.	Segment information:

The Company operates in one operating segment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

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

1.	Share-based payments - in evaluating the fair value of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

2.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

The Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the warrants such as risk-free interest rate, expected volatility and dividend yield.

The aforementioned is not relevant since March 2018, when the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company allocated the warrants from non-current liability to share premium.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

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

As of December 31, 2018, had the Group’s functional currency strengthened by 8% against the NIS with all other variables remaining constant, post-tax profit for the year would have been $289 thousand higher (2017 - loss approximately $38 thousand lower; 2016 - loss approximately $22 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

As of December 31, 2018 and 2017, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

2.	Capital management:

The Group’s objectives when managing capital are to ensure the Group’s ability to continue as a going concern in order to provide returns on investments for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

In order to maintain or adjust the capital structure, the Group may take a variety of measures such as issue new shares or sell assets to reduce liabilities.

b.	Financial instruments by category:

From January 1, 2018 all financial assets are classified in one of two categories: (a) those to be measured subsequently at fair value (either through OCI or through profit or loss) and (b) those to be measured at amortized cost.

As of December 31, 2017 all financial assets were classified in one of two categories: (a) loans and receivables, measured at amortized cost, and (b) marketable securities measured at fair value.

As of December 31, 2018 all financial liabilities were classified as (a) Trade and other account payables, measured at amortized cost.

As of December 31, 2017 all financial liabilities were classified in one of two categories: (a) Trade and other account payables, measured at amortized cost, and (b) warrants measured at fair value.

c.	Changes in financial liabilities classified as cash flow from finance activities:

	Warrants	Total
	U.S. dollars in thousands
Balance as of January 1, 2018	2,667	2,667
Revaluation during the year	(974)	(974)
Reclassification of warrants (see Note 12)	(1,693)	(1,693)
Balance as of December 31, 2018	-	-

	Warrants	Total
	U.S. dollars in thousands
Balance as of January 1, 2017	-	-
Fair value as of issuance date	3,432	3,432
Revaluation during the year	(765)	(765)
Balance as of December 31, 2017	2,667	2,667

NOTE 5: CASH AND CASH EQUIVALENTS

	December 31,
	2018	2017
	U.S. dollars in thousands

Cash in banks and on hand	946	1,083
Bank deposits with original maturities of three months or less*	2,309	2,206

	3,255	3,289

*	Deposit with maturity of three months, which bear an interest of 2.27% per annum (in 2017: 1.22%-1.4%).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 5: CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2018	2017
	U.S. dollars in thousands

U.S. dollars	3,168	3,172
NIS (not linked to the Israeli CPI)	87	117

	3,255	3,289

NOTE 6: SHORT-TERM BANK DEPOSIT

The deposit bears an annual interest of 2.38% (in 2017: 1.4%) and was deposited for a six months period.

The deposit is invested with high quality financial corporation in Israel.

NOTE 7: MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2018	2017
	U.S. dollars in thousands

Marketable securities	2,847	298

Marketable securities	2,847	298

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss.

c.	Changes in marketable securities for the years ended December 31, 2018 and 2017, were as follows:

	December 31,
	2018	2017
	U.S. dollars in thousands

Fair value opening balance	298	414
Sales	(204)	-
Changes in fair value during the year	2,753	(116)

	2,847	298

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 8: PREPAID EXPENSES

Composition:

	December 31,
	2018	2017
	U.S. dollars in thousands

Government authorities (*)	11	15
Prepaid expenses	51	85
Other	11	12

	73	112

(*)	The government authorities and others are monetary items which are denominated or linked is NIS.

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 9: INTANGIBLE ASSETS

a.	In 2010 the Company acquired 100% of the shares of Xtepo, which for the Transaction purposes held an exclusive license to use the patented recombinant EPO (rHuEPO) drug for treating Multiple Myeloma.

Following the acquisition, the Company recognized in its accounts an intangible asset representing the license for the exclusive use of the patent for the rHuEPO drug as well as every clinical study and accumulated know how underlying the patent.

According to the guidance of IAS 38, this asset is not ready for usage according to the Company’s management intention and therefore has not amortized yet and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

As of December 2015, The asset impairment test (in accordance with the guidance of IAS 36) showed that the book value of the rHuEPO intangible asset exceeded its recoverable amount by $1,604 thousand. Therefore, a loss from impairment was recorded.

The Company’s Board of Directors decided on the abandonment of the EPO development and therefore the carrying amount of the rHuEPO intangible asset of $848 has been reduced to zero as of December 31, 2016 in a separate line in the statement of comprehensive income (loss).

b.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

This asset is not ready for usage (the development was abandoned before finishing) and therefore has not been amortized yet.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 9: INTANGIBLE ASSETS (Cont.)

As of December 31, 2018 all royalties to Yeda were paid except for a remaining liability of $127 thousand, disclosed under other accounts payable.

The Company reviews the hCDR1 asset for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

If the carrying amount exceeds their recoverable amount, the assets are reduced to their recoverable amount.

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2018. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2018.

The Company exclusively licensed two families of patents relating to hCDR1:

One expires on September 22, 2022 and the other expires on January 14, 2024.

c.	Composition and movement:

The composition of intangible assets, net, by major classes, and the movement therein in the three years ended December 31, 2018, 2017 and 2016, are:

	rHuEPO	hCDR1	Total
Cost:

Balance at January 1, 2018	-	380	380

Amortized cost at December 31, 2018	-	380	380

	rHuEPO	hCDR1	Total
Cost:

Balance at January 1, 2017	-	253	253

Additions during the year	-	127	127

Amortized cost at December 31, 2017	-	380	380

	rHuEPO	hCDR1	Total
Cost:

Balance at January 1, 2016	848	189	1,037

Additions during the year	-	64	64
Impairment of intangible assets	(848)	-	(848)

Amortized cost at December 31, 2016	-	253	253

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 10: ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2018	2017
	U.S. dollars in thousands

Trade payables	8	4
Employees, consultants and payroll accruals	20	20
Accrued expenses	225	276

	253	300

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2018	2017
	U.S. dollars in thousands

U.S. dollars	189	244
NIS (not linked to the Israeli CPI)	64	56

	253	300

NOTE 11: EMPLOYEE BENEFIT LIABILITIES

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2018, 2017 and 2016 was $6, $11 and $17 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 12: WARRANTS

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,400,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism (see also Note 14e).

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

The Company accounted for the warrants issued to investors with a cashless exercise mechanism as a non-current liability according to provisions of IAS 32. The Company measured the warrants at fair value by using a Black and Scholes model. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants were classified as level 3.

In March 2018 the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company reclassified the warrants from non-current liability to share premium.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 12: WARRANTS (Cont.)

The Company used the following assumptions to estimate the Investors’ warrants:

	As of March 8, 2018 (Reclassification to premium)	As of December 31, 2017	As of March 7, 2017 (Second Issuance date)	As of February 16, 2017 (First Issuance date)

Risk-free interest rate (1)	2.61%	2.18%	2.11%	2.05%
Expected volatility (2)	65.5%	61.1%	70.26%	70.22%
Contractual term life (in years) (3)	4.5	4.6	5.5	5.5
Dividend yield (4)	0%	0%	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option. If the change in standard deviation for that warrants shifted +/- 5%, the impact on profit or loss would be $162 thousands and $159 thousands, respectively. The higher the standard deviation, the higher the fair value.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

NOTE 13: COMMITMENTS

a.	Royalty and contingent milestone payments:

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

As of December 31, 2018, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 13: COMMITMENTS (Cont.)

b.	In August 2017, the annual General Meeting of Shareholders, approved the terms of the new Employment Agreement with the Company’s Chief Executive Officer (“CEO”) which includes among the others reduction in his capacity to 50% commencing June 11, 2017, one-time bonus upon achieving milestones, grant of 1,000,000 options to purchase 1,000,000 Ordinary Shares of the Company at an exercise price of NIS 0.11 and acceleration of vesting period of the aforementioned granted options upon specific milestone achievement regarding the lupus property and/or HCDR1 product.

NOTE 14: SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.064 as of December 31, 2018.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	On June 1, 2012, the Company applied for the relisting of its ADSs on the Nasdaq (delisted in July 2009). The Company changed the number of shares underlying the ADSs such that 20 ordinary shares will constitute a single ADS, this in order to support the Company’s compliance with the listing conditions. The relisting application was approved and on July 15, 2013, the Company’s ADSs began trading on Nasdaq.

c.	In February 2016 and May 2016, the Company issued total of 680,000 ordinary shares, represented by 6,800 ADSs, to a service provider, as part of the terms of a investor relationship service agreement signed in January 2016. Consequently, the Company recorded expenses amounted to $54 thousand, which representing the fair value of the ordinary shares in January 2016.

d.	On August 3, 2017, the Company held its Annual General Meeting of Shareholders, pursuant to which, inter alia, it was decided to increase the Company’s authorized share capital from 700,000,000 Ordinary Shares to 1,450,000,000 Ordinary Shares.

e.	Investment rounds:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 14: SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

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

●	Warrants to purchase ADS’s equal to 5% of the aggregate number of warrants to purchase ADS’s placed in each Offering. The Warrant shall have the same terms as the warrants, if any, issued to investors in the applicable Offering. If no warrants are issued to investors in an Offering, the Warrant shall have a term of five years and an exercise price equal to 120% of the then market price of the ADS’s. The fair value of such warrants amounted to $84 thousand at the issuance date.

●	Expense allowance equal to $35 thousand for accountable fees and expenses of HCW (other than legal) as defined in the Agreement.

The direct and incremental costs related to the aforementioned Offering under SPA amounted to approximately $429 thousand ($84 thousand related to warrants granted to Agent’s).

1.	On March 7, 2017, the Company entered into private placement transaction with existing investors pursuant to which 1,400,000 ADS’s have been issued at a purchase price of $2.00 per ADS for total gross consideration of $2,800 thousand. The direct and incremental costs related to the aforesaid transaction amounted to $64 thousand.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 14: SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The Company allocated the issuance costs based on the relative value of the warrants (as calculated on the date of issuance) and the Ordinary Shares (calculated as the difference between the proceeds and the fair value of the warrants). The portion of issuance costs that was related to the warrants was recognized immediately as finance expenses in the statement of comprehensive income (loss) and the portion of issuance costs related to the Ordinary Shares was deducted from additional-paid in capital.

Total amount of $329 thousand ($291 thousand related to the investment during February 2017 and $38 thousands related to the investment during March 2017) was recognized as finance expenses which is reflecting the portion of issuance costs that were allocated the issued warrants (see Note 12).

Amount of $165 thousand was deducted from additional-paid in capital as it was allocated to the Ordinary Shares.

f.	Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2018 -

Warrants outstanding to purchase ADSs		Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

177,778	(*)	17,777,780	April 1, 2015	2.25	March 30, 2020
14,444	(*)	1,444,440	April 1, 2015	2.81	March 30, 2020
1,050,000		105,000,000	February 17, 2017	4.1	August 16, 2022
1,400,000		140,000,000	March 7, 2017	2.3	September 6, 2022

2,642,222		264,222,220

(*)	On January 17, 2017, the Company’s Board of Directors approved the change which was effective as of February 10, 2017 in the number of shares underlying the ADSs such that 100 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq’s ADS listing conditions. All ADS data was adjusted to reflect the current ADS to ordinary share ratio, meaning 1:100.

NOTE 15: SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. As of December 31, 2018, the remaining number of options available for grant under the 2011 Plan is 3,800,000 options.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 15: SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	7,355,833	0.16	6,750,000	0.17	4,870,000	0.15
Granted	-	-	1,000,000	0.03	2,950,000	0.16
Exercised	-	-	-	-	-	-
Expired	(1,155,833)	0.16	(40,000)	0.21	(1,070,000)	0.08
Forfeited	-	-	(354,167)	0.14	-	-

Outstanding at end of year	6,200,000	0.15	7,355,833	0.16	6,750,000	0.17

Exercisable at end of year	5,529,166	0.16	5,514,166	0.19	3,833,333	0.18

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2018			2017
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

2,150,000	0 - 0.14	7.24	2,362,500	0 - 0.14	7.55
4,050,000	0.15 - 1.6	6.12	4,993,333	0.15 -1.6	5.86

6,200,000			7,355,833

Net expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 for grant of options to employees were $24, $40 and $182 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 15: SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2018 that have been granted to the Company’s executives, directors and consultants -

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD	Vesting schedule

900,000	Chief Executive Officer	October 15, 2013	0.9	143	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Chief Executive Officer	October 15, 2013	0.6	97	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	Consultant	December 30, 2014	0.4915	12	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Executive Officer	March 25, 2015	0.4	7	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
50,000	Medical Director	March 4, 2016	0.6	2	12 equal portions each quarter over a period of 3 years from the date of grant
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Chief Executive Officer	March 31, 2016	0.6	42	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
1,000,000	Chief Executive Officer	August 3, 2017	0.11	28	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary

6,200,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).

The fair value for options granted in 2018 and 2017 is estimated at the date of grant using a Black-Scholes-Merton Options pricing model with the following weighted average assumptions:

	2018(*)	2017

Dividend yield	-	0%
Expected volatility	-	76.8%
Risk-free interest	-	1.87%
Expected life (years)	-	10

(*)	There were no new grants in 2018.

We have calculated the volatility based on the company’s historical volatility and comparable companies’ historical volatility. The share price was set according to the Company’s share market value.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 16: RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Fees related to service providers	38	51	145
Expenses relating to options to employees and non-employees	-	2	7
Professional consulting	-	-	109
Lab materials	-	2	134
Other	-	(12)	48

	38	43	443

NOTE 17: GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	109	247	297
Expenses relating to options and shares to employees and non-employees	22	37	175
Patents and fees	121	158	162
Directors’ fees	140	119	124
Investor relations and travel	24	98	168
Rent and office maintenance	18	29	39
Insurance	48	34	48
Professional services	255	*440	213
Other	18	41	44

	755	1,203	1,270

*)	An amount of $206 thousands related to F-1 registration and amendments.

NOTE 18: FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Finance expenses:
Issuance cost related to warrants to investors	-	329	-
Bank account management fees and commissions	7	8	7
Exchange differences	28	-	-

Total finance expenses	35	337	7

Finance income:
Revaluation of warrants to purchase ADS’s	974	765	-
Revaluation of marketable securities	2,753	-	-
Interest income on bank deposits	87	16	-
Exchange differences	-	21	23

Total finance income	3,814	802	23

Finance income, net	3,779	465	16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 19: TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	Taxable income of the Company is subject to a corporate tax rate as follow: 2016 - 25%, 2017 - 24% and 2018 - 23%.

2.	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	The Group’s carryforward tax losses as of December 31, 2018, totaled approximately $35 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income (loss) in the reporting year:

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	2,986	(781)	(2,545)

Theoretical tax expense (benefit)	687	(187)	(636)
Expenses (income) not recognized for tax purposes	(201)	(95)	32
Temporary differences in the reported year for which no deferred taxes were recognized	(633)	-	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	147	282	604

Tax benefit	-	-	-

d.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2013 tax year. Xtepo has not received tax assessments since its incorporation in November 2009.

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	283	373	407
Pension, post retirement and other benefits	7	12	17
Share-based payments, net	22	39	127

	312	424	551

Number of persons	9	9	10

As of December 31, 2018 and 2017, the Company’s balances with related parties total approximately $71 thousand ($20 thousand out of which were linked to the NIS) and $24 thousand (of which $24 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 15 above.

InterCure Ltd:

The Company’s investment in the shares of InterCure Ltd (is presented as Marketable securities.

As of December 31, 2018 and 2017, the Company’s balances of InterCure Ltd’s shares total approximately $2,847 thousand and $298 thousand, respectively.

As of December 31, 2018 and 2017, the Company’s share in the shares of InterCure Ltd was 2.56% and 3.58%, respectively.

NOTE 21: EARNINGS (LOSS) PER SHARE

In 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

All outstanding options and warrants could be exercised to 6,200,000 and 264,222,220 ordinary shares, respectively.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 10.1)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

4.9	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

4.10	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.11	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.12	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.13	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.14	Form of Warrant issued February 17, 2017 (7)

4.15	Form of Employment Agreement dated June 11, 2017 between XTL Biopharmaceuticals Ltd. and Joshua Levine (10)

4.16	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.17	Form of Warrant issued March 10, 2017 (8)

Exhibit No.	Description

8.1	List of Subsidiaries (6)

12. 1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019*

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 11, 2019	Signature:	/s/ Josh Levine
Josh Levine
Chief Executive Officer