Form 20-F
period 2019-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2020-03-12
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ___________.

Commission file number: 001-36000

XTL BIOPHARMACEUTICALS LTD.

(Exact name of registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Doron Turgeman

Chief Executive Officer

5 Badner St.

Ramat Gan,
4365603, Israel

Tel: +972-3-6116600

Fax: +972-3-611-6605

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing one hundred Ordinary Shares, par value NIS 0.1	Trading Symbol	The Nasdaq Capital Market
(Title of Class)	XTLB	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,612,376 American Depositary Shares            514,205,799 Ordinary Shares

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2019, 2018, 2017, 2016 and 2015. We have derived the selected financial data for the fiscal years ended December 31, 2019, 2018, and 2017, and as of December 31, 2019 and 2018, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2016 and 2015, and as of December 31, 2017, 2016 and 2015, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2019	2018	2017	2016	2015
	U.S Dollars in thousands (except for per share information)

Research and development expenses	(35)	(38)	(43)	(443)	(578)
General and administrative expenses	(807)	(755)	(1,203)	(1,270)	(1,419)
Impairment of intangible assets	-	-	-	(848)	(1,604)
Other gains, net	-	-	-	-	(10)

Operating loss	(842)	(793)	(1,246)	(2,561)	(3,611)

Issuance cost related to warrants to investors	-	-	(329)	-	-
Revaluation of warrants to purchase ADS’s	-	974	765	-	-
Revaluation of marketable securities	(574)	2,753	-	-	-
Other finance income	98	87	37	23	4
Other finance expenses	(29)	(35)	(8)	(7)	(15)

Financial income (expenses), net	(505)	3,779	465	16	(11)

Total income (loss) from continuing operations	(1347)	2,986	(781)	(2,545)	(3,622)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	(116)	163	-

Total comprehensive income (loss) from continuing operations	(1,347)	2,986	(897)	(2,382)	(3,622)

Total loss from discontinued operations	-	-	-	-	(689)

Total comprehensive income (loss) for the year	(1,347)	2,986	(897)	(2,382)	(4,311)

Income (loss) for the year attributable to:
Equity holders of the Company	(1,347)	2,986	(781)	(2,545)	(4,313)
Non-controlling interests	-	-	-	-	2

	(1,347)	2,986	(781)	(2,545)	(4,311)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company	(1,347)	2,986	(897)	(2,382)	(4,313)
Non-controlling interests	-	-	-	-	2

	(1,347)	2,986	(897)	(2,382)	(4,311)

Basic and diluted earnings (loss) from continuing and discontinued operations (in US dollars)
From continuing operations	(0.003)	0.006	(0.002)	(0.009)	(0.014)
From discontinued operations	-	-	-	-	(0.003)
Basic and diluted earnings (loss) per share	(0.003)	0.006	(0.002)	(0.009)	(0.017)

Weighted average number of issued ordinary shares	514,205,799	514,205,799	470,188,629	274,035,533	263,730,467

* – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2019	2018	2017	2016	2015
	U.S Dollars in thousands

Cash, cash equivalents and short-term bank deposits	4,455	5,275	5,796	2,019	3,817
Working capital*	6,598	7,942	5,906	2,424	3,829
Total assets	7,212	8,575	6,586	3,017	5,323
Long term liabilities	-	-	2,667	-	-
Total shareholders’ equity	6,980	8,322	3,619	2,687	4,887
Non-controlling interests	-	-	-	-	-

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

If our product candidates fail in clinical trials or do not gain regulatory clearance or approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2019, we had approximately $4,455 thousand in cash, cash equivalents and short-term bank deposits, working capital of approximately $6,598 thousand and an accumulated deficit of approximately $153,930 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

We have expended and believe that, subject to receiving adequate financing and/or entering into a collaboration agreement, we will continue to expend significant operating and capital expenditures for the foreseeable future developing our product candidates. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting with contract manufacturing organizations and contract research organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance, and financial condition.

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

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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

We face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our business plan.

The development of our product candidates could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19as a pandemic. The Centers for Disease Control and Prevention in the U.S. issued a warning on February 25, 2020 regarding the likely spread of COVID-19 to the U.S. While the COVID-19 outbreak is still in very early stages, international stock markets have been to reflect the uncertainty associated with the slow-down in the economy, the reduced travel experienced since the beginning of January, and the significant declines in the Dow Industrial Average in February and March 2020 was largely attributed to the effects of COVID-19. The ultimate impact of the COVID-19 outbreak or a similar health pandemic or epidemic is highly uncertain and subject to change. We are still assessing our business plans and the impact COVID-19 may have on our ability to conduct clinical trials or to raise financing to support the development of our product candidates, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of March 12, 2020, we have one part-time employee, our Chief Executive Officer, and two part-time service providers. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Our net cash used in operating activities for the year ended December 31, 2019 was $908 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There are two shareholders (Mr. Alexander Rabinovitch, a director, and Mr. David Bassa, a former director), who in the aggregate beneficially hold approximately 31.83% of our ordinary shares, as of March 12, 2020). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2019 and although we have not determined whether we will be a PFIC in 2020, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

Our head executive office, our research and development facilities, as well as some of our planned clinical sites are or will be located in Israel. Our officers and most of our directors are residents of Israel. A significant asset of ours is the investment in the shares of InterCure Ltd., an Israeli company. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices, located in Ramat Gan, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Since September 2015, there has been an increase in terrorist attacks on Israeli civilians including shootings, stabbings and car rammings which has impacted the general feeling of personal safety in the country. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since 1993, we have pursued therapeutic and pharmaceutical development programs for the treatment of a variety of indications including hepatitis B, hepatitis C, diabetic neuropathic pain, schizophrenia, SLE, and multiple myeloma, most of which have terminated. Our current drug development program is currently focused on the treatment of SLE and multiple myeloma.

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2019, we hold approximately 1.94% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours.

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

Our sole drug candidate is hCDR1, a Phase II-ready asset for the treatment of SLE, the most prominent type of lupus. There is currently no known cure for SLE. Only one new treatment for SLE, Benlysta, has been approved by the U.S. Food and Drug Administration, or FDA, in the last 50 years. Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking healthy organs and causing irreversible damage. According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States.

hCDR1 is a peptide that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial, were conducted on patients with SLE by Teva Pharmaceutical Industries, Ltd., or Teva, which had previously in-licensed hCDR1 from Yeda Research and Development, or Yeda. The studies consisted of over 400 patients and demonstrated that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLE Disease Activity Index, or SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the British Isles Lupus Activity Group index, or BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (“SRI”). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. The Company has decided to reduce its research and development expenditures in connection with the execution of clinical trials relating to hCDR1 until full funding for the trials or cooperation with a strategic partner is secured.

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

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of autoimmune diseases. We are currently looking for new opportunities in order to expand our business by acquire new activities.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Recent Developments

On October 30, 2019, Oded Nagar resigned as a non-executive and external director of XTL Biopharmaceuticals Ltd. (the “Company”). Mr. Nagar’s resignation was not a result of any disagreement with the Company or its management.

On January 29, 2020, Doron Turgeman replaced Josh Levine as the CEO of the company.

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

Planned Clinical Trial

The Company submitted a pre-Investigational New Drug (“IND”) meeting package, including a draft protocol for our planned clinical trial, to the FDA in December 2015. In January 2016, the Company received a written response to its pre-IND meeting package in which the FDA provided guidance on several key aspects of its proposed clinical trial including: acceptance of the primary efficacy endpoint to be based on the BILAG index, a measure of lupus disease activity which was the secondary efficacy endpoint in the PRELUDE trial and confirmation of the appropriate patient population and total number of patients required to prove safety for a new drug application (NDA) for marketing approval. The FDA recommended that the trial be a Phase 2 study and also provided additional guidance on other aspects of the trial design including doses and study duration. The Company has decided to reduce its research and development expenditures in connection with the execution of clinical trials relating to hCDR1 until full funding for the trials or cooperation with a strategic partner is secured. Subject to receipt of such funding or cooperation with a strategic partner, based on the FDA’s response, XTL could file its IND, and initiate a global clinical trial for hCDR1 in the treatment of SLE.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1.

●	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expires on February 26, 2022 except in the case of the U.S., which expires on September 22, 2022.

●	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, Mexico, and Canada. The patent expires on January 14, 2024.

●	A patent family for treatment of Sjögren’s syndrome with Edratide and similar peptides was filed on January 4, 2018. National and regional applications have been filed and are pending in the U.S. Europe, Australia, Canada, China, Hong Kong, Israel, and Japan.

Two patent applications for specific treatment regimens were filed in the U.S. on August 10, 2017.

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

Despite initial enthusiasm following approval of Benlysta as the first drug approved for SLE with a selective target, it has been approved to date only in patients with mild to moderate disease, without active renal or CNS disease, its onset of action is slow and sales have been lower than expected. Additional drugs are being evaluated or developed to treat SLE.

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

In addition, the FDA may place a clinical trial on hold or terminate it if it concludes that subjects are being exposed to an unacceptable health risk. Any drug is likely to produce some toxicity or undesirable side effects when administered at sufficiently high doses and/or for a sufficiently long period of time. Unacceptable toxicity or side effects may occur at any dose level at any time in the course of studies designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of drug candidates. The appearance of any unacceptable toxicity or side effect could bring us or regulatory authorities to interrupt, limit, delay, or abort the development of any of our drug candidates and could ultimately prevent approval by the FDA or foreign regulatory authorities for any or all targeted indications.

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

Employees

As of March 12, 2020, we have one part-time employee, our Chief Executive Officer, and two part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2019, 2018 and 2017, and as of December 31, 2019 and 2018, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

Selected Financial Data

The tables below present selected financial data for the fiscal years ended as of December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(35)	(38)	(43)
General and administrative expenses	(807)	(755)	(1,203)
Impairment of intangible assets	-	-	-
Other gains, net	-	-	-

Operating loss	(842)	(793)	(1,246)

Issuance cost related to warrants to investors	-	-	(329)
Revaluation of warrants to purchase ADS’s	-	974	765
Revaluation of marketable securities	(574)	2,753	-
Other finance income	98	87	37
Other finance expenses	(29)	(35)	(8)

Finance income (expenses), net	(505)	3,779	465

Total income (loss) for the year	(1,347)	2,986	(781)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	(116)

Total comprehensive income (loss)	(1,347)	2,986	(897)

Total income (loss) attributable to:
Equity holders of the Company	(1,347)	2,986	(781)

Total comprehensive loss attributable to:
Equity holders of the Company	(1,347)	2,986	(897)

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.003)	0.006	(0.002)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2019	2018	2017
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	4,455	5,275	5,796
Working capital	6,598	7,942	5,906
Total assets	7,212	8,575	6,586
Long term liabilities	-	-	2,667
Total shareholders’ equity	6,980	8,322	3,619
Non-controlling interests	-	-	-

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 15 to the consolidated financial statements for the year ended December 31, 2019). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2019 compared to the year ended December 31, 2018

Research and Development Expenses. Research and development expenses in the years ended December 31, 2019 and 2018 totaled approximately $35 thousand and $38 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2019 and 2018 totaled approximately $807 thousand and $755 thousand, respectively. The increase in 2019 compared to 2018 is mainly due to the increase in D&O insurance fee.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2019 and 2018, the Company recognized no impairments. For further information, see also Note 9 of the consolidated financial statements for the year ended December 31, 2019.

Finance income (loss), net. Finance income (loss), net for the years ended December 31, 2019 and 2018 totaled approximately $(505) thousand and $3,779 thousand, respectively. The decrease in finance income in 2019 compared to 2018 derives mainly from the revaluation of marketable securities.

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

Significant Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2019.

Basis of presentation of the consolidated financial statements. The consolidated financial statements of the Company and its subsidiary (the “Group”) as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the IASB (“IFRS”).

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2019, the Group did not capitalize development costs to intangible assets.

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

As of December 31, 2019, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $233 thousand lower (2018 profit approximately $289 thousand higher; 2017 - loss approximately $38 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2019 and 2018 - 23%.

As of December 31, 2019, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2019, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $37 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2019, we received net proceeds of approximately $85.5 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017.

As of December 31, 2019, we had approximately $4.4 million in cash and cash equivalents (including short-term bank deposits), compared to $5.3 million on December 31, 2018. The decrease is mainly from the General and administrative expenses of 2019.

Net cash used in operating activities for the year ended December 31, 2019 was $0.9 million, compared to net cash used in operating activities of $0.8 million for year ended December 31, 2018. The increase in net cash used in operating activities is mainly due to the increase in D&O insurance fee.

Net cash provided by investing activities for the year ended December 31, 2019 was $2,111 thousand compared to $778 for the year ended December 31, 2018. The increase in net cash provided by investing activities is primarily due to repayment of short term bank deposits during 2019 offset investment in short term bank deposit in 2018.

Net cash provided by financing activities for the year ended December 31, 2019 was $0 million, same as for the year ended December 31, 2018.

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

We expect to incur additional losses through the end of 2020 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2019, 2018, 2017 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2019, 2018 and 2017 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2019	2018	2017

hCDR1	35	38	43
Total Research and Development	35	38	43

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

F. Tabular disclosure of contractual Obligations

As of December 31, 2019 and 2018, we do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Doron Turgeman	51	Chief Executive Officer
Itay Weinstein	48	Chief Financial Officer
Osnat Hillel Fain	54	Non-Executive and External Director
Iris Shapira Yalon	52	Non-Executive and External Director
Alexander Rabinovich	49	Non-Executive Director
Shlomo Shalev	58	Non-Executive Director
Dr. Jonathan Schapiro	59	Non-Executive Director
Dr. Dobroslav Melamed	42	Non-Executive Director

Doron Turgeman joined our Board of Directors in December 2014 and was appointed Chief Executive Officer on January 29, 2020. He has served as Chairman of our Board of Directors since July 2018 through January 2020. Mr. Turgeman has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of Internet Gold (IGLD), which is listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Iris Shapira Yalon was appointed a director on January 29, 2020. Most recently Ms. Yalon served as External Director of Electra Real Estate Ltd., as well as Director of Rotem Industries Ltd. (Israeli government-owned company). In addition to serving as Board member on a number of TASE listed companies, including Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd.,which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2019 (9 persons) was approximately $293,000. This amount includes payments of approximately $24,000 made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

All members of our Board of Directors who are not our employees are reimbursed for their expenses for each meeting attended, save for Alexander Rabinovich, who is a significant shareholder of our Company. Our directors are eligible to receive stock options under our stock option plans. With the exception of the Chairman of the Board of Directors who receives monthly compensation, non-executive directors do not receive any remuneration from us other than fees for their services as members of the board or committees of the board and expense reimbursement, save for one director who is eligible for fees for consulting services provided to the Company.

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

For further details regarding share options granted to our employees, directors and service providers, see Note 15 to the consolidated financial statements for the year ended December 31, 2019.

Employment Agreements

Doron Turgemen

Our Chief Executive Officer, Doron Turgemen, was appointed at the annual general meeting of shareholders on January 29, 2020. Mr. Turgemen will receive compensation as follows:

1.	Monthly Salary – Mr. Turgeman shall be entitled to a fixed gross monthly fee of NIS 30,000 (NIS 360,000 annually), excluding value added tax.

2.	Working Hours – Mr. Turgeman shall be employed at a 50% capacity.

3.	Social Benefits – Mr. Turgeman shall be entitled to receive monthly car expanses payments of NIS 3,000.

4.	Options – Mr. Turgeman shall be issued with 10,000,000 options to purchase, under the approved ESOP plan of the Company 10,000,000 ordinary shares of the Company consisting about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three-month period, provided that on such date Mr. Turgeman is still employed by the Company.

The fair value of these Options as of January 29, 2020 (the grant date) was NIS 361,609.

Joshua Levine

Our former Chief Executive Officer Joshua Levine was appointed in September 2013. On August 3, 2017, we entered into a new employment agreement with Mr. Levine, effective as of June 14, 2017. Under the terms of the new agreement, Mr. Levine shall be employed at a 50% to 100% capacity and is entitled to a gross monthly salary of NIS 40,000, which shall be adjusted at a pro rata basis if he is engaged at below 100% capacity. As of June 11, 2017, and through the termination, Mr. Levine was engaged at 50% capacity. All ancillary benefits derived from the monthly salary were adjusted on a pro rata basis to his level of engagement. Under the employment agreement, Mr. Levine was issued options to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.11. In the end of 2019, the agreement was terminated by the Company with a four-month advance notice.

In 2020, Mr. Levine was appointed to retain as consultant for the provision of the following services:

1.	Managing all aspects relating to the hCDR1 asset also known as the “Lupus Asset” (“Lupus” or “the Property”) of the Company, including, among others, overseeing maintenance of IP, potential transactions/ development, Lupus IP review/oversight, impairment etc..

2.	Sell/potential transaction in order to advance the development of the Lupus Asset by means of clinical trials and development of the Property.

3.	Seeking to monetize the Lupus Asset (partnering etc.) - to find a buyer for the Lupus Asset, or alternatively, to find an investor who will finance the clinical trials in Lupus.

4.	Any other issues mutually agreed upon

Itay Weinstein

In July 2017, we entered into a service agreement with Mr. Itay Weinstein pursuant to which he serves as our Chief Financial Officer on a part time basis. Mr. Weinstein is entitled to a monthly gross payment of NIS 15,000 (NIS 180,000 annually).

In addition, we pay Shimony C.P.A, the accounting firm of which Mr. Weinstein is a Partner, monthly fees of NIS 15,000 for controller and bookkeeping services.

Shlomo Shalev

On December 28, 2015, our Board of Directors approved the terms upon which Shlomo Shalev shall serve as Chairman, subject to shareholder approval. Commencing September 1, 2015, Mr. Shalev shall be entitled to a monthly fee of NIS 20,000 (which decreased in 2017 to NIS 16,000) for at least 65 hours per month. In addition, Mr. Shalev shall be entitled to options to purchase 1,500,000 ordinary shares at an exercise price of NIS 0.60 per share. One third of the options vest on the twelve-month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Mr. Shalev provides services to us. The options have a term of ten years. On March 31, 2016, Mr. Shalev’s remuneration as Chairman was approved by an annual general meeting of the Company’s shareholders. Mr. Shalev resigned as our Chairman in July 2018.

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

C. Board Practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of seven members. Other than our two external directors, our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by our Board of Directors or a designated nomination committee composed of three members of our Board of Directors, whose proposal is then approved by the board. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

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

Osnat Hillel Fain and Iris Shapira Yalon serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our committee for the approval of financial statements, our nomination committee and our compensation committee.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Osnat Hillel Fain, who serves as the audit committee financial expert, Iris Shapira Yalon and Dobroslav Melamed as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Osnat Hillel Fain is the chairman of our compensation committee. Dobroslav Melamed and Iris Shapira Yalonserve as the other members of our compensation committee.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company’s board of directors.

As detailed above, our compensation committee consists of three independent directors: Dobroslav Melamed, Osnat Hillel Fain and Iris Shapira Yalon. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

D. Employees

As of March 12, 2020, we have one part-time employee, our former Chief Executive Officer, and two part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 12, 2020 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 514,205,799 ordinary shares outstanding as of March 12, 2020 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 12, 2020, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Director	1,650,000	(1)	*
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director			-
Alexander Rabinovich Director	154,177,783	(3)	28.55%
Jonathan Schapiro Director	300,000	(4)	*
Dobroslav Melamed Director	150,000	(5)	*
Doron Turgeman Chief Executive Officer	640,000	(6)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (8 persons)	160,653,566		29.11%

Beneficial owners of 5% or more

Alexander Rabinovitch	154,177,783		28.55%

David Bassa	48,339,347	(7)	9.17%

*	Denotes less than 1%

(1)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024 (ii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes (i) 62,149,487 ordinary shares, (ii) 661,394 ADSs representing 66,139,400 ordinary shares, (iii) warrants to purchase 8,889 ADSs representing 888,896 ordinary shares at $11.25 per ADS until March 31, 2020 and (iv) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(4)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(5)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(6)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, (ii) 150,000 ordinary shares, and (iii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 35,378,227 ordinary shares represented by 353,782 ADSs; (ii) 12,250,000 ordinary shares represented by 1,250,000 ADSs issuable upon the exercise of warrant at a price of $2.30 per share; and (iii) 7,111 ADSs representing 711,120 ordinary shares. This shareholder is a former director of our company.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 15 of our consolidated financial statements for the year ended December 31, 2019.

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

As of December 31, 2019, we have granted to employees, directors and consultants options that are outstanding to purchase up to 6,200,000 ordinary shares under two share option plans.

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

As of December 31, 2019, there are no outstanding options to purchase ordinary shares. On May 2, 2011, the 2001 Plan expired and no further options may be granted under this plan.

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

As of December 31, 2019, we have granted options to purchase 6,200,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.25 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 15 to the consolidated financial statements for the year ended December 31, 2019.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,612,376 ADSs outstanding, held by approximately 50 DTC participants and two registered shareholder, whose holdings represented approximately 25% of the total outstanding ordinary shares.

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

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	154,177,787	19.55%

David Bassa	48,339,347	6.13%

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

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with our senior management. See Item 6 - Compensation-Employment Agreements”.

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

Under the Israeli Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority. Our Articles of Association provide that all decisions may be made by a simple majority. See “Approval of Related Party Transactions” above for certain duties of shareholders towards the company.

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

Rights of Shareholders

Under the Israeli Companies Law, our shareholders have the right to inspect certain documents and registers including the minutes of general meetings, the register of shareholders and the register of substantial shareholders, any document held by us that relates to an act or transaction requiring the consent of the general meeting as stated above under “Approval of Related Party Transactions” our Articles of Association and our financial statements, and any other document which we are required to file under the Israeli Companies Law or under any law with the Registrar of Companies or the Israeli Securities Authority, and is available for public inspection at the Registrar of Companies or the Securities Authority, as the case may be.

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

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the U.S. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

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

Material Contracts

Bio-Gal Ltd.

On March 18, 2009, we announced that we had entered into an asset purchase agreement with Bio-Gal Ltd. (“Bio-Gal”), a Gibraltar private company, for the rights to a use patent on rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. On December 31, 2009, we amended the asset purchase agreement with Bio-Gal, so that XTL could acquire XTEPO Ltd., a special purpose company that was established by Bio-Gal’s shareholders who received from Bio-Gal all of Bio-Gal’s rights on rHuEPO and raised approximately $1.5 million. We intend to develop rHuEPO for the prolongation of Multiple Myeloma patients’ survival and improvement of their quality of life. Multiple Myeloma is a severe and incurable malignant hematological cancer of plasma cells. In accordance with the terms of the amended asset purchase agreement, we issued to XTEPO’s shareholders ordinary shares representing approximately 69.44% of our then issued and outstanding ordinary share capital. In addition, the parties agreed to cancel a $10 million cash milestone payment to Bio-Gal upon the successful completion of a Phase 2 clinical trial, which was under the original asset purchase agreement. We are obligated to pay 1% royalties on net sales of the product, as well as a fixed royalty payment in the total amount of $350 thousand upon the successful completion of Phase 2. Such payment of $350 thousand mentioned above shall be made to Yeda upon the earlier of (i) six months from the successful completion of the Phase 2 or (ii) the completion of a successful fundraising by XTL or XTEPO at any time after the completion of the Phase 2 of at least $2 million. On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to article 104 and 103 to the Israeli tax ordinance (Revised), 1961. (See note 9 to the consolidated financial statements: Intangible Asset).

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

Lupus is a debilitating disease affecting approximately five million people worldwide according to the Lupus Foundation of America. hCDR1, is a peptide and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It does so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. Prior to being licensed to the Company by Yeda, hCDR1 was licensed to Teva Pharmaceutical Industries (“Teva”), which performed two placebo controlled Phase I trials and a placebo controlled Phase II trial called the PRELUDE trial. The studies consisted of over 400 patients, demonstrating that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. The Company plans that such dose be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SRI. The Company has decided to reduce its research and development expenditures in connection with the execution of clinical trials relating to hCDR1 until full funding for the trials or cooperation with a strategic partner is secured.

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

Corporate Tax Rate

The corporate tax rate in Israel was 23%, 23% and 24% for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Capital Gains Tax on Sales of our Ordinary Shares by Both Residents and Non-Residents of Israel

The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance, generally imposes a capital gains tax on the sale of capital assets either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) the sold asset is abroad and it essentially represent, directly or indirectly, rights to assets located in Israel, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between the inflationary surplus and the real capital gain. The inflationary surplus is the portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index from the date of purchase to the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus. A non-resident that invests in taxable assets with foreign currency may elect to calculate the inflationary amount by using such foreign currency.

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

Real capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income instead of capital gain which, are taxed in Israel at the marginal tax rates applicable to business income (up to50% for individuals, including Excess Tax). With respect to the above mentioned, VAT implication may be applicable. A “substantial shareholder” is defined as someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). With respect to Israeli tax resident corporate investors, capital gains tax at the regular corporate rate will be imposed on such taxpayers on the sale of traded shares.

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

Excess Tax

Individuals who are subject to tax in Israel, are also subject to an additional tax on annual income exceeding NIS 649,560 in 2019 at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gain.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2019 and although we have not determined whether we will be a PFIC in 2020, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

whProspective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. Back-up withholding is not an additional tax. The amount of any back-up withholding will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that specified required information is furnished to the IRS on a timely basis.

Documents on Display

We file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as U.S. companies, we generally announce publicly our interim and year-end results promptly on a voluntary basis and will file that periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You can review our SEC filings by accessing the SEC’s internet site at http://www.sec.gov.

We also maintain a website at http://www.xtlbio.com, but information contained on our website does not constitute a part of this report and is not incorporated by reference into this report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2019, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions and marketable securities. The average duration of all of our investments held as of December 31, 2019, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2019, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $233 thousand higher (2018- post-tax profit approximately $289 thousand lower; 2017 - post-tax loss approximately $28 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2019, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

(b) Internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2019.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2019 and 2018.

	2019	2018
	U.S. dollars in thousands
Audit fees	40	40
Tax services	5	5
Audit-related fees	3	-
Total	48	45

The audit fees for the years ended December 31, 2019 and 2018 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2019 and 2018 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2019 and 2018, all of our audit and audit-related fees were pre-approved by our audit committee.

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

AS OF DECEMBER 31, 2019

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and the shareholders of XTL Biopharmaceuticals Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XTL Biopharmaceuticals Ltd and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2020	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2019	2018
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	4,455	3,255
Short term bank deposit	6	-	2,020
Marketable securities – InterCure Ltd	7	2,273	2,847
Prepaid expenses	8	102	73

		6,830	8,195

NON-CURRENT ASSETS:
Fixed assets, net		2	-
Intangible assets, net	9	380	380

Total assets		7,212	8,575

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	10	232	253

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	14, 15
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2019 and 2018 – 1,450,000,000; Issued and outstanding - December 31, 2019 and 2018 - 514,205,799		13,182	13,182
Premium on shares, options and warrants		147,708	147,708
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(153,930)	(152,588)

Total equity		6,980	8,322

Total liabilities and equity		7,212	8,575

The accompanying notes are an integral part of the consolidated financial statements.

/s/ Doron Turgeman	/s/ Itay Weinstein
Doron Turgeman	Itay Weinstein
Chairman of the Board and Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 12, 2020.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2019	2018	2017
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	16	(35)	(38)	(43)
General and administrative expenses	17	(807)	(755)	(1,203)

Operating loss		(842)	(793)	(1,246)

Issuance cost related to warrants to investors		-	-	(329)
Revaluation of warrants to purchase ADS’s		-	974	765
Revaluation of marketable securities – InterCure Ltd		(574)	2,753	-
Other finance income		98	87	37
Other finance expenses		(29)	(35)	(8)

Finance income (expenses), net	18	(505)	3,779	465

Total income (loss)		(1,347)	2,986	(781)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets		-	-	(116)

Total comprehensive income (loss)		(1,347)	2,986	(897)

Total income (loss) attributable to:
Equity holders of the Company		(1,347)	2,986	(781)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(1,347)	2,986	(897)

Basic and diluted earnings (loss) per share:		(0.003)	0.006	(0.002)

Weighted average number of issued ordinary shares		514,205,799	514,205,799	470,188,629

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2019	13,182	147,708	(152,588)	-	20	8,322

Loss for the year	-	-	(1,347)	-	-	(1,347)

Share-based payment to employees and non-employees	-	-	5	-	-	5

Balance as of December 31, 2019	13,182	147,708	(153,930)	-	20	6,980

	Attributable to equity holders of the Company
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Other comprehensive income	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2018	13,182	146,015	(155,645)	47	20	3,619
Impact of the adoption of IFRS 9	-	-	47	(47)	-	-
Updated balance as of January 1, 2018	13,182	146,015	(155,598)	-	20	3,619

Income for the year	-	-	2,986	-	-	2,986

Share-based payment to employees and non-employees	-	-	24	-	-	24
Reclassification of warrants (see Note 12)	-	1,693	-	-	-	1,693

Balance as of December 31, 2018	13,182	147,708	(152,588)	-	20	8,322

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2019	2018	2017
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year		(1,347)	2,986	(781)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)		439	(3,802)	(344)

Net cash used in operating activities		(908)	(816)	(1,125)

Cash flows from investing activities:

Proceeds from selling of marketable securities		-	204	-
Investment in short-term bank deposit		-	(6,300)	(2,500)
Repayment of short-term bank deposit		2,020	6,800	-
Interest from bank deposit		93	74	4
Purchase of fixed assets		(2)	-	-
Proceeds from sale of property and equipment		-	-	1

Net cash from (used in) investing activities		2,111	778	(2,495)

Cash flows from financing activities:
Proceeds from issuance of units comprise from ordinary shares and warrants, net of issuance costs	14	-	-	4,892

Net cash provided by financing activities		-	-	4,892

Increase (decrease) in cash and cash equivalents		1,203	(38)	1,272
Gains (losses) from exchange rate differences on cash and cash equivalents		(3)	4	(2)
Cash and cash equivalents at beginning of year		3,255	3,289	2,019

Cash and cash equivalents at end of year		4,455	3,255	3,289

*)	Representing amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
			2019	2018	2017
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Loss from disposal of property and equipment		-	-	9
	Depreciation		- *)	-	-
	Revaluation of marketable securities - InterCure Ltd	7	574	(2,753)	-
	Issuance costs related to warrants granted to investors		-	-	329
	Revaluation of warrants to purchase ADS’s		-	(974)	(765)
	Share-based payment transactions to employees and non-employees	15	5	24	40
	Losses (gains) from exchange rate differences on cash and cash equivalents		3	(4)	2
	Interest income		(93)	(87)	(11)

			489	(3,794)	(396)
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses		(29)	39	209
	Increase (decrease) in accounts payable		(21)	(47)	(157)

			(50)	(8)	52

			439	(3,802)	(344)

(b)	Non-cash transactions:

	Purchase of intangible asset		-	-	127
	Interest on bank deposit		-	-	13

*)	Represents amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

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

As of December 31, 2019, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

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

The Company expects to incur additional losses in 2020 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 12, 2020.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2019	3.456
December 31, 2018	3.748

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions and balances:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2019 and 2018, the Group did not capitalize development project costs as intangible assets.

f.	Impairment of non-financial assets:

Intangible assets which are not yet available for use are not amortized and impairment in their respect is tested at least every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

g.	Investments and other financial assets:

1.	Classification:

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss

●	those to be measured at amortized cost

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

For assets measured at fair value, gains and losses will be recorded in profit or loss.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recognition and de-recognition:

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

From January 1, 2018, the Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Earning per share:

Basic earning per share is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, less treasury shares.

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares and warrants that are potentially issuable in connection with employee/service-provider share-based payment and warrants, using the treasury stock method. If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. In 2019 there was loss per share but in 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation in 2018 could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

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

o.	Segment information:

The Company operates in one operating segment.

p.	Adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards, required for reports starting January 1, 2019:

IFRS 16 - Leases:

IFRS 16 has replaced the current accounting standards in International Accounting Standard 17 “Leases” (“IAS 17”). The standard deals with the recognition, measurement, presentation and disclosure of leases.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 16 changes the existing IAS 17 guidelines, requiring lessors to recognize a liability for a lease, reflecting the discounted value of future lease payments, as opposed to the “right to use” asset, with respect to all leases (except as stated below), with no distinction between financing lease and operating lease. However, IFRS 16 allows lessees not to apply these provisions for short-term leases, by groups of underlying assets, and for leases in which the underlying asset of the lease is of low value.

IFRS 16 also changes the definition of “lease” and the manner of determining whether a contract contains a lease.

The Company elected to apply the practical expedient for leases with a lease term of less than 12 months. The implementation of IFRS 16 had no material impact on the Company’s financial statements.

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

1.	Share-based payments - in evaluating the fair value of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

2.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

The Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the warrants such as risk-free interest rate, expected volatility and dividend yield.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 3:	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

The aforementioned is not relevant since March 2018, when the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company allocated the warrants from non-current liability to share premium.

3.	Intangible assets – the intangible asset is not yet available for use and therefore not amortized, an impairment in its respect is tested at least every year. According to an external impairment analysis done as of December 31, 2019, no impairment should be recorded.

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

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

As of December 31, 2019, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $233 thousand lower (2018 - profit approximately $289 thousand higher; 2017 - loss approximately $38 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

As of December 31, 2019 and 2018, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

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

From January 1, 2018 all financial assets are classified in one of two categories: (a) those to be measured subsequently at fair value or through profit or loss, and (b) those to be measured at amortized cost.

As of December 31, 2018 and 2019, all financial liabilities were classified as Trade and other account payables, measured at amortized cost.

c.	Changes in financial liabilities classified as cash flow from finance activities:

	Warrants	Total
	U.S. dollars in thousands
Balance as of January 1, 2018	2,667	2,667
Revaluation during the year	(974)	(974)
Reclassification of warrants (see Note 12)	(1,693)	(1,693)
Balance as of December 31, 2018	-	-

There were no changes in 2019.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 5:	CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018
	U.S. dollars in thousands

Cash in banks and on hand	277	946
Bank deposits with original maturities of three months or less*	4,178	2,309

	4,455	3,255

*	Deposits with maturity of three months, which bear an interest of 1.79-2% per annum (in 2018: 2.27%).

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2019	2018
	U.S. dollars in thousands

U.S. dollars	4,356	3,168
NIS (not linked to the Israeli CPI)	99	87

	4,455	3,255

NOTE 6:	SHORT-TERM BANK DEPOSIT

In 2018, the deposit bore an annual interest of 2.38% and was deposited for a six months period.

The deposit was invested with high quality financial corporation in Israel.

NOTE 7:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2019	2018
	U.S. dollars in thousands

Marketable securities	2,273	2,847

Marketable securities	2,273	2,847

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 7:	MARKETABLE SECURITIES – InterCure Ltd (Cont.)

c.	Changes in marketable securities for the years ended December 31, 2019 and 2018, were as follows:

	December 31,
	2019	2018
	U.S. dollars in thousands

Fair value opening balance	2,847	298
Sales	-	(204)
Changes in fair value during the year	(574)	2,753

	2,273	2,847

NOTE 8:	PREPAID EXPENSES

Composition:

	December 31,
	2019	2018
	U.S. dollars in thousands

Government authorities (*)	13	11
Prepaid expenses	82	51
Other	7	11

	102	73

(*)	The government authorities and others are monetary items, which are denominated or linked is NIS.

The carrying amount of other accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 9:	INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

This asset is not ready for usage (the development was abandoned before finishing) and therefore has not been amortized yet.

As of December 31, 2018 all royalties to Yeda were paid except for a remaining liability of $127 thousand, disclosed under other accounts payable.

The Company exclusively licensed two families of patents relating to hCDR1:

One expires on September 22, 2022 and the other expires on January 14, 2024.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 9:	INTANGIBLE ASSETS (Cont.)

The Company reviews the hCDR1 asset for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

If the carrying amount exceeds their recoverable amount, the assets are reduced to their recoverable amount.

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2019. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2019.

In addition, management assessed the recoverable amount with the assistance of an external independent expert based on value-in-use calculation. The value-in-use calculation use pre-tax cash flow projections covering a ten-year period. Cash flows beyond the ten-year period to be generated from continuing use are extrapolated using estimated growth rates.

The key assumptions used are as follows:

Weighted average cost of capital (WACC) 21%

Royalties rate 6.5%

Phase II & III success likelihood 32%

Sensitivity analysis:

Given a different set of assumptions regarding the cost of adequate capital and the adequate royalties rate, the minimal fair value of the hCDR1 ranges was higher than the asset in the financial statements.

b.	Composition and movement:

The composition of intangible assets, net, by major classes, and the movement therein in the three years ended December 31, 2019, 2018 and 2017, are:

	hCDR1	Total
Cost:

Balance at January 1, 2019	380	380

Amortized cost at December 31, 2019	380	380

	hCDR1	Total
Cost:

Balance at January 1, 2018	380	380

Amortized cost at December 31, 2018	380	380

	hCDR1	Total
Cost:

Balance at January 1, 2017	253	253

Additions during the year	127	127

Amortized cost at December 31, 2017	380	380

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 10:	ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2019	2018
	U.S. dollars in thousands

Trade payables	1	8
Employees, consultants and payroll accruals	26	20
Accrued expenses	205	225

	232	253

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2019	2018
	U.S. dollars in thousands

U.S. dollars	174	189
NIS (not linked to the Israeli CPI)	58	64

	232	253

NOTE 11:	EMPLOYEE BENEFIT LIABILITIES

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2019, 2018 and 2017 was $6, $6 and $11 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

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

On August 3, 2010, the Company entered into Asset Purchase Agreement (“APA”) to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 9b). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2019, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 14:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.047 as of December 31, 2019.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	On August 3, 2017, the Company held its Annual General Meeting of Shareholders, pursuant to which, inter alia, it was decided to increase the Company’s authorized share capital from 700,000,000 Ordinary Shares to 1,450,000,000 Ordinary Shares.

c.	Investment rounds:

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

In addition, the Company entered into engagement agreement (“Agreement”) with an exclusive Placement Agent (“Agent”) pursuant to which at the closing of each Offering, the Company will compensate the Agent for its service under the Agreement as follows:

▪	Cash fee equal to 7% of the aggregate gross proceeds raised in each Offering, except that in relation to any proceeds raised from certain existing shareholders of the Company participating in an Offering and listed in the Agreement (“Existing Shareholders”), the Company shall pay to the Agent a cash fee equal to 3.5% of the aggregate gross proceeds raised from such Existing Shareholders in each such Offering. In addition, the Company shall pay the Agent a cash management fee equal to 1% of the aggregate gross proceeds raised in each Offering.

▪	Warrants to purchase ADS’s equal to 5% of the aggregate number of warrants to purchase ADS’s placed in each Offering. The Warrant shall have the same terms as the warrants, if any, issued to investors in the applicable Offering. If no warrants are issued to investors in an Offering, the Warrant shall have a term of five years and an exercise price equal to 120% of the then market price of the ADS’s. The fair value of such warrants amounted to $84 thousand at the issuance date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 14:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

▪	Expense allowance equal to $35 thousand for accountable fees and expenses of HCW (other than legal) as defined in the Agreement.

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

Amount of $165 thousand was deducted from additional-paid in capital as it was allocated to the Ordinary Shares.

d.	Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2019 -

Warrants outstanding to purchase ADSs		Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

177,778	(*)	17,777,780	April 1, 2015	2.25	March 30, 2020
14,444	(*)	1,444,440	April 1, 2015	2.81	March 30, 2020
1,050,000		105,000,000	February 17, 2017	4.1	August 16, 2022
1,400,000		140,000,000	March 7, 2017	2.3	September 6, 2022

2,642,222		264,222,220

(*)	On January 17, 2017, the Company’s Board of Directors approved the change which was effective as of February 10, 2017 in the number of shares underlying the ADSs such that 100 ordinary shares of the Company will constitute a single ADS, this in order to support the Company’s compliance with the Nasdaq’s ADS listing conditions. All ADS data was adjusted to reflect the current ADS to ordinary share ratio, meaning 1:100.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 15:	SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. As of December 31, 2019, the remaining number of options available for grant under the 2011 Plan is 3,800,000 options.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	6,200,000	0.15	7,355,833	0.16	6,750,000	0.17
Granted	-	-	-	-	1,000,000	0.03
Exercised	-	-	-	-	-	-
Expired	-	-	(1,155,833)	0.16	(40,000)	0.21
Forfeited	-	-	-	-	(354,167)	0.14

Outstanding at end of year	6,200,000	0.15	6,200,000	0.15	7,355,833	0.16

Exercisable at end of year	5,949,998	0.16	5,529,166	0.16	5,514,166	0.19

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2019			2018
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

2,150,000	0 - 0.14	7.24	2,150,000	0 - 0.14	7.24
4,050,000	0.15 -1.6	6.12	4,050,000	0.15 -1.6	6.12

6,200,000			6,200,000

Net expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 for grant of options to employees were $5, $24 and $40 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 15:	SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2019 that have been granted to the Company’s executives, directors and consultants -

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD	Vesting schedule

900,000	Chief Executive Officer	October 15, 2013	0.9	143	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Chief Executive Officer	October 15, 2013	0.6	97	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	Consultant	December 30, 2014	0.4915	12	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Executive Officer	March 25, 2015	0.4	7	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
50,000	Medical Director	March 4, 2016	0.6	2	12 equal portions each quarter over a period of 3 years from the date of grant
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Chief Executive Officer	March 31, 2016	0.6	42	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
1,000,000	Chief Executive Officer	August 3, 2017	0.11	28	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary

6,200,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).

No options were granted in 2019 and 2018.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 16:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Fees related to service providers	35	38	51
Expenses relating to options to employees and non-employees	-	-	2
Lab materials	-	-	2
Other	-	-	(12)

	35	38	43

NOTE 17:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	112	109	247
Expenses relating to options and shares to employees and non-employees	5	22	37
Patents and fees	135	121	158
Directors’ fees	132	140	119
Investor relations and travel	27	24	98
Rent and office maintenance	13	18	29
Insurance	106	48	34
Professional services	262	255	*440
Other	15	18	41

	807	755	1,203

*)	An amount of $206 thousands related to F-1 registration and amendments.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 18:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Finance expenses:
Issuance cost related to warrants to investors	-	-	329
Bank account management fees and commissions	29	7	8
Revaluation of marketable securities	574	-	-
Exchange differences	-	28	-

Total finance expenses	603	35	337

Finance income:
Revaluation of warrants to purchase ADS’s	-	974	765
Revaluation of marketable securities	-	2,753	-
Interest income on bank deposits	93	87	16
Exchange differences	5	-	21

Total finance income	98	3,814	802

Finance income (expenses), net	(505)	3,779	465

NOTE 19:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	Taxable income of the Company is subject to a corporate tax rate as follow: 2017 - 24%, 2018 and 2019 - 23%.

2.	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	The Group’s carryforward tax losses as of December 31, 2019, totaled approximately $37 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 19:	TAXES ON INCOME (Cont.)

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income (loss) in the reporting year:

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	(1,347)	2,986	(781)

Theoretical tax expense (benefit)	(310)	687	(187)
Expenses (income) not recognized for tax purposes	55	(201)	(95)
Temporary differences in the reported year for which no deferred taxes were recognized	(1)	(633)	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	256	147	282

Tax benefit	-	-	-

d.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2014 tax year. Xtepo has not received tax assessments since its incorporation in November 2009.

NOTE 20:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	290	283	373
Pension, post retirement and other benefits	7	7	12
Share-based payments, net	5	22	39

	302	312	424

Number of persons	8	9	9

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

NOTE 20:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

As of December 31, 2019 and 2018, the Company’s balances with related parties total approximately $48 thousand ($19 thousand out of which were linked to the NIS) and $71 thousand (of which $20 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 15 above.

InterCure Ltd:

The Company’s investment in the shares of InterCure Ltd is presented as Marketable securities.

As of December 31, 2019 and 2018, the Company’s balances of InterCure Ltd’s shares total approximately $2,273 thousand and $2,847 thousand, respectively.

The Company subleases an office from Canndoc Ltd, which is a subsidiary of InterCure Ltd. During 2019. approximately $13 thousands were paid to Canndoc Ltd for the rent.

As of December 31, 2019 and 2018, the Company’s share in the shares of InterCure Ltd was 1.94% and 2.56%, respectively.

NOTE 21:	EARNINGS (LOSS) PER SHARE

In 2019 there is loss per share.

In 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

All outstanding options and warrants could be exercised to 6,200,000 and 264,222,220 ordinary shares, respectively.

NOTE 22:	SUBSEQUENT EVENTS

On January 29, 2020, Doron Turgeman replaced Josh Levin as the Chief Executive Officer of the Company.

Mr. Turgemen’s terms of Employment:

1.	A fixed gross monthly fee of NIS 30,000, excluding value added tax.

2.	Mr. Turgeman shall be employed at a 50% capacity.

3.	Mr. Turgeman shall be entitled to receive monthly car expanses payments of NIS 3,000.

4.	Mr. Turgeman shall be issued with 10,000,000 options to purchase, under the approved ESOP plan of the Company 10,000,000 ordinary shares of the Company consisting about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three-month period, provided that on such date Mr. Turgeman is still employed by the Company. The fair value of these Options as of January 29, 2020 (the grant date) was NIS 361,609.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 10.1)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

4.9	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

4.10	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.11	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.12	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.13	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.14	Form of Warrant issued February 17, 2017 (7)

4.15	Form of Employment Agreement dated June 11, 2017 between XTL Biopharmaceuticals Ltd. and Joshua Levine (10)

4.16	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.17	Form of Warrant issued March 10, 2017 (8)

Exhibit No.	Description

8.1	List of Subsidiaries (6)

12. 1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 11, 2019*

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 12, 2020	Signature:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer