Form 20-F
period 2020-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2021-03-15
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ___________.

Commission file number: 001-36000

XTL BIOPHARMACEUTICALS LTD.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s Name into English)

Israel

(Jurisdiction of incorporation or organization)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Shlomo Shalev

Chief Executive Officer

5 Badner St.

Ramat Gan,
4365603, Israel

Tel: +972-3-6116600

Fax: +972-3-611-6605

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing one hundred Ordinary Shares, par value NIS 0.1	XTLB	The Nasdaq Capital Market
(Title of Class)	Trading Symbol	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,506,867 American Depositary Shares            514,205,799 Ordinary Shares

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

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2020, 2019, 2018, 2017 and 2016. We have derived the selected financial data for the fiscal years ended December 31, 2020, 2019, and 2018, and as of December 31, 2020 and 2019, from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2017 and 2016, and as of December 31, 2018, 2017 and 2016, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2020	2019	2018	2017	2016
	U.S Dollars in thousands (except for per share information)

Research and development expenses	(38)	(35)	(38)	(43)	(443)
General and administrative expenses	(910)	(807)	(755)	(1,203)	(1,270)
Impairment of intangible assets	-	-	-	-	(848)

Operating loss	(948)	(842)	(793)	(1,246)	(2,561)

Issuance cost related to warrants to investors	-	-	-	(329)	-
Revaluation of warrants to purchase ADS’s	-	-	974	765	-
Revaluation of marketable securities – InterCure Ltd	138	(574)	2,753	-	-
Other finance income	45	98	87	37	23
Other finance expenses	(17)	(29)	(35)	(8)	(7)

Financial income (expenses), net	166	(505)	3,779	465	16

Total income (loss) from continuing operations	(782)	(1,347)	2,986	(781)	(2,545)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-	(116)	163

Total comprehensive income (loss) from continuing operations	(782)	(1,347)	2,986	(897)	(2,382)

Total comprehensive income (loss) for the year	(782)	(1,347)	2,986	(897)	(2,382)

Income (loss) for the year attributable to:
Equity holders of the Company	(782)	(1,347)	2,986	(781)	(2,545)
Non-controlling interests	-	-	-	-	-

	(782)	(1,347)	2,986	(781)	(2,545)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company	(782)	(1,347)	2,986	(897)	(2,382)
Non-controlling interests	-	-	-	-	-

	(782)	(1,347)	2,986	(897)	(2,382)

Basic and diluted earnings (loss) from continuing and discontinued operations (in US dollars)
From continuing operations	(0.002)	(0.003)	0.006	(0.002)	(0.009)
From discontinued operations	-	-	-	-	-
Basic and diluted earnings (loss) per share	(0.002)	(0.003)	0.006	(0.002)	(0.009)

Weighted average number of issued ordinary shares	514,205,799	514,205,799	514,205,799	470,188,629	274,035,533

* – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2020	2019	2018	2017	2016
	U.S Dollars in thousands

Cash, cash equivalents and short-term bank deposits	3,631	4,455	5,275	5,796	2,019
Working capital*	5,867	6,598	7,942	5,906	2,424
Total assets	6,503	7,212	8,575	6,586	3,017
Long term liabilities	-	-	-	2,667	-
Total shareholders’ equity	6,249	6,980	8,322	3,619	2,687
Non-controlling interests	-	-	-	-	-

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

Risk factor Summary

●	We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future in our drug development activity and may never become profitable.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

●	We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

●	If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

●	Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

●	If the clinical data related to our drug candidates and technologies do not confirm positive early clinical data or preclinical data, our corporate strategy and financial results will be adversely impacted.

●	If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

●	Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

●	If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

●	If our competitors develop and market products that are less expensive, more effective or safer than our products, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

●	If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

●	Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

●	We face product liability risks and may not be able to obtain adequate insurance.

●	Because all of our proprietary drug candidates and technologies are licensed to us by third parties, termination of these license agreements could prevent us from developing our drug candidates.

●	If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

●	Litigation or third-party claims of intellectual property infringement could require us to spend substantial time, money and other resources defending such claims and adversely affect our ability to develop and commercialize our products.

●	The ADSs are traded in small volumes, limiting ability to sell ADSs that represent ordinary shares at a desirable price, if at all.

●	Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

●	Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

●	Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

●	Holders of our ordinary shares or ADSs who are U.S. citizens or residents may be required to pay additional income taxes.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

●	ADS holders are not shareholders and do not have shareholder rights.

●	There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

●	We may fail to remain in compliance with the continued listing standards of the Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

●	Conditions in the Middle East and in Israel may harm our operations.

●	Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

As of December 31, 2020, we had approximately $3,631 thousand in cash, cash equivalents and short-term bank deposits, working capital of approximately $5,867 thousand and an accumulated deficit of approximately $154,661 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

Effects of the COVID-19 virus (hereafter, "Coronavirus")

The outbreak of the Coronavirus in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there was no material effect of the Coronavirus on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of the Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its activities.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of March 15, 2021, we have no employees, only four part-time service providers. To successfully develop our drug candidates and technologies, we must cooperate with third parties or to be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Our net cash used in operating activities for the year ended December 31, 2020 was $850 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There are two shareholders (Mr. Alexander Rabinovitch, a director, and Mr. David Bassa, a former director), who in the aggregate beneficially hold approximately 31.83% of our ordinary shares, as of March 15, 2021). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2020 and although we have not determined whether we will be a PFIC in 2021, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2020, we hold approximately 1.76% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015) .

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

Our sole drug candidate is hCDR1, a Phase II-ready asset for the treatment of SLE, the most prominent type of lupus. There is currently no known cure for SLE. Only one new treatment for SLE, Benlysta, has been approved by the U.S. Food and Drug Administration, or FDA, in the last 50 years. Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, the central nervous system, heart, the hematological system and others. The biologic basis of the disease is a dysfunction of the immune (defense) system, leading to production of self (auto) antibodies, attacking healthy organs and causing damage that can be irreversible. According to research estimates of the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year in the United States.

hCDR1 is a peptide (short protein) that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It postulated to do so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial, were conducted on patients with SLE by Teva Pharmaceutical Industries, Ltd., or Teva, which had previously in-licensed hCDR1 from Yeda Research and Development, or Yeda. The studies consisted of over 400 patients and demonstrated that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLE Disease Activity Index, or SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the British Isles Lupus Activity Group index, or BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (“SRI”). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. The Company has decided to reduce its research and development expenditures in connection with the execution of clinical trials relating to hCDR1 until full funding for the trials or cooperation with a strategic partner is secured.

hCDR1is also Phase II-ready for the treatment of SS. SS is also a chronic autoimmune disorder affecting lacrimal and salivary gland function (glandular) but may also affect other organs and systems (extraglandular) such as the kidneys, gastrointestinal system, blood vessels, lungs, liver, pancreas, and the nervous system. There is currently no known cure for SS. The only specific treatments available, such as Salagen and Evoxac, are symptomatic, aiming to alleviate dry eyes and dry mouth. A number of immunomodulatory agents including corticosteroids, hydroxychloroquine, cyclosporine, and other immunosuppressive agents are used to treat SS. The biologic basis of the disease is a dysfunction of the immune system, leading to production of antibodies that attack healthy organs causing damage that may be irreversible. Disease prevalence estimations vary from 2.5 million patients (Global Data Research 2016) to 4 million patients (Sjogren’s Syndrome Foundation) in the US alone, with a worldwide estimate of up to an aggregate of 7.7 million in in the United States, France, Germany, Italy, Spain, United Kingdom, and Japan by the year 2024 (Global Data Research).

In preclinical studies, blood mononuclear cells (PBMCs) obtained from blood samples of patients with primary SS (pSS) were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time -PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of four pathogenic cytokines known to be involved in SS and lupus (including B-lymphocyte stimulator or BLyS), as well as upregulation of two immunosuppressive genes, one of which is a marker for activity of regulatory T cells. The majority of such effects were previously seen in similar studies involving lupus patients. Because amelioration of SLE manifestations in murine models as well as in SLE patients was associated with down-regulation of pathogenic cytokines, we believe it is likely that hCDR1 is capable of beneficially affecting SS patients. In addition, based on hCDR1’s favorable safety profile in over 400 SLE patients (as noted above), as well as the same route of administration as in SLE and similar doses, we believe we can begin the clinical development of hCDR1 in SS with a Phase 2 trial.

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

The Company is expanding its IP portfolio surrounding hCDR1 and has decided a few years ago to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Recent Developments

On January 29, 2020, Doron Turgeman replaced Josh Levine as the Chief Executive Officer.

On May 19, 2020, the board of directors appointed Shlomo Shalev to serve as Chief Executive Officer of the Company. Also on May 19, 2020, Mr. Turgeman resigned as Chief Executive Officer. Mr. Turgeman remains on the board of directors of the Company and serves as non-executive Chairman of the board.

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

SLE treatment is highly individualized and is based on a patient’s disease severity, organ involvement and previous response. Mild forms of SLE may be treated with antimalarial medications, non-steroidal anti-inflammatory drugs, and topical and/or low-dose glucocorticoids, although treatment with methotrexate may be needed. In addition, low-dose oral steroids or intramuscular injections of depot steroid preparations can be used for mild disease. More severe cases of SLE may be treated with high-dose glucocorticoids and immunosuppressive or cytotoxic drugs to suppress the immune system. GlaxoSmithKline’s Benlysta (belimumab), a monoclonal antibody, is a newer medication that is FDA-approved for patients with mild to moderate SLE currently taking standard therapy who have not yet experienced an adequate response. Benlysta is the first product to gain marketing approval for patients with SLE in more than 50 years, paving the way for the introduction of new disease-modifying therapies and reigniting the interest of pharmaceutical developers in this therapy area. GlaxoSmithKline reported that its 2020 sales of Benlysta were up 17% AER (annual equivalent rate), 19% CER (coupon equivalent rate) to £719 million (approximately USD 982 million), including sales of the sub-cutaneous formulation of £354 (approximately USD 483 million) million up 32% AER, 33% CER.

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

Accumulating data from in vivo and in vitro studies demonstrate that hCDR1 functions by inducing regulatory T cell function through multiple pathways. Administration of hCDR1 to mice has been shown to induce CD4 + CD25 + cells using regulatory and suppressor characteristics such as CD45RB LOW, TGF-, CTLA-4 and Foxp3. This induction suppresses autoreactive CD4 + cell activation, indicated by the reduced expression of CD69 and Fas ligand; ultimately, resulting in reduced rates of activation-induced apoptosis. Inhibition by hCDR1-induced CD4 + CD25 + cells is mediated through the immunosuppressive cytokine TGF-. TGF- secretion is up regulated and activated autoreactive cells are decreased; both are associated with a decrease of pathogenic cytokines such as interferon gamma (IFN-), interleukin-10 (IL-10), interleukin-1 beta (IL-1), and tumor necrosis factor-alpha (TNF-). Effects on TGF- and Foxp3 have been shown to correlate with a significant decrease in SLEDAI-2K and BILAG scores in patients treated with hCDR1 in comparison with patients treated with placebo. Another subset of T cells (CD8 + CD28 - ) expresses Foxp3 and has been shown to be essential for the induction and the optimal suppressive function of CD4 + CD25 + cells. The function of hCDR1-induced subsets of regulatory T cells result in the effective suppression, ultimately leading to the modulation of the underlying aberrancy of the immune system, which we believe culminates in the diminished activity of the disease.

hCDR1 was extensively investigated for its ability to down-regulate the autoimmune response elicited by the pathogenic antibodies and autoreactive T cells in SLE and up-regulate the expression of gene markers, such as TGF-β and FoxP3. Therefore hCDR1 may attenuate the general SLE-associated autoimmune process and provide effective treatment for many clinical manifestations of SLE. The clinical development plan is thus designed to demonstrate the efficacy of hCDR1 in the systemic disease.

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

Global Data estimates the drug sales for SS in 2014 were approximately $990 million in the US and $1.1 billion across the markets covered in its forecast. By the end of the forecast period of 2024, sales are estimated to grow to $1.9 billion in the US and $2.2 billion across the markets covered in its forecast with a Compound Annual Growth Rate of 7.2%. The market size estimate in 2014 includes Salagen (pilocarpine) and Evoxac (cevimeline), the two FDA approved agents for SS, and the common use of off-label agents, such as biologics approved for other autoimmune diseases, and systemic and topical immunosuppressants and corticosteroids. This growth is expected to be driven by the anticipated approval of Orencia for use in patients with SS in the US and EU in 2021 and Japan in 2022.

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

As our focus has changed, we do not anticipate conducting material research and development activities for rHuEPO.

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

A patent application for a specific treatment regimen was filed in the U.S. on August 10, 2017.

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

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38,000. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84,000. The remaining installments of approximately $64,000 each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017. In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement were made on April 7, 2017, provided that if we receive funding of at least $5,000,000 then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment. To this date the patent expenses were incurred but not yet paid and the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

Under the license agreement, we are required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, we are required to pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever we receive from any sub-licensee. Under the license agreement, we are also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which we delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017. In subsequent amendments signed between the Company and Yeda, the parties agreed to postpone the last two installments of the patent expense reimbursement until April 7, 2017, receipt of the remainder of the required $5 million investment by May 1, 2017 and commencement of a Phase 2 clinical trial in respect of hCDR1 by October 1, 2017. The company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone to pay (commencement of Phase 2) the next payment did not happen yet. To this date the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

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

Competing Products for Treatment of SLE

Very few drugs have been approved for Lupus in the last 50 years, including GlaxoSmithKline’s Benlysta (belimumab) and Aurinia Pharmaceuticals Voclosporin for lupus nephritis. Other commonly used therapies include non-steroidal anti-inflammatory drugs, corticosteroids, anti-malarials and immunosuppressants. Corticosteroids and immunosuppressants lead to broad, non-selective immunosuppression often associated with significant adverse events. In addition these therapies are not effective in all SLE patients.

Despite initial enthusiasm following approval of Benlysta as the first drug approved for SLE with a selective target, it has been approved to date only in patients with mild to moderate disease, without active renal or CNS disease, its onset of action is slow and sales have been lower than expected. Additional drugs are in advanced clinical development to treat SLE.

Competing Products for Treatment of pSS

No specific drug has been approved for the cure of pSS. A variety of drugs are used for the symptomatic relief of signs and symptoms including the use of cholinergic agonists e.g. Salagen (pilocarpine) and Evoxac (cevilemine). Immunomodulatory treatments, usually for extra-glandular disease, which may be used include cyclosporine (ocular inflammation), hydroxychloroquine (mild inflammatory symptoms of joints, muscles& skin), corticosteroids (rare but serious symptoms: vasculitic rash, interstitial lung disease, interstitial nephritis, glomerulonephritis), immunosuppressive agents e.g. methotrexate, azathioprine, cyclophosphamide (used to treat serious internal organ manifestations) and biologic agents e.g. rituximab. Corticosteroids lead to broad, non-selective immunosuppression often associated with significant adverse events.

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

Employees

As of March 15, 2021, we have no employees, only four part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of March 2021, we hold approximately 1.76% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2020, 2019 and 2018, and as of December 31, 2020 and 2019, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands (except per share data)

Continuing operations:
Research and development expenses	(38)	(35)	(38)
General and administrative expenses	(910)	(807)	(755)

Operating loss	(948)	(842)	(793)

Revaluation of warrants to purchase ADS’s	-	-	974
Revaluation of marketable securities	138	(574)	2,753
Other finance income	45	98	87
Other finance expenses	(17)	(29)	(35)

Finance income (expenses), net	166	(505)	3,779

Total income (loss) for the year	(782)	(1,347)	2,986

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-

Total comprehensive income (loss)	(782)	(1,347)	2,986

Total income (loss) attributable to:
Equity holders of the Company	(782)	(1,347)	2,986

Total comprehensive loss attributable to:
Equity holders of the Company	(782)	(1,347)	2,986

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.002)	(0.003)	0.006

Consolidated Statements of Financial Position Data:

	As of December 31,
	2020	2019	2018
	U.S Dollars in thousands

Cash, cash equivalents and bank deposits	3,631	4,455	5,275
Working capital	5,867	6,598	7,942
Total assets	6,503	7,212	8,575
Long term liabilities	-	-	-
Total shareholders’ equity	6,249	6,980	8,322
Non-controlling interests	-	-	-

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 14 to the consolidated financial statements for the year ended December 31, 2020). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2020 compared to the year ended December 31, 2019

Research and Development Expenses. Research and development expenses in the years ended December 31, 2020 and 2019 totaled approximately $38 thousand and $35 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2020 and 2019 totaled approximately $910 thousand and $807 thousand, respectively. The increase in 2020 compared to 2019 is mainly due to the replacement of the Company’s CEO and from the increase in D&O insurance fee.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2020 and 2019, the Company recognized no impairments. For further information, see also Note 8 of the consolidated financial statements for the year ended December 31, 2020.

Finance income (loss), net. Finance income (loss), net for the years ended December 31, 2020 and 2019 totaled approximately $166 thousand and $(505) thousand, respectively. The increase in finance income in 2020 compared to 2019 derives mainly from the revaluation of marketable securities.

Year ended December 31, 2019 compared to the year ended December 31, 2018

Research and Development Expenses. Research and development expenses in the years ended December 31, 2019 and 2018 totaled approximately $35 thousand and $38 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2019 and 2018 totaled approximately $807 thousand and 755 thousand, respectively. The increase in 2019 compared to 2018 is mainly due to the increase in D&O insurance fee.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2019 and 2018, the Company recognized no impairments. For further information, see also Note 9 of the consolidated financial statements for the year ended December 31, 2019.

Finance income, net. Finance income, net for the years ended December 31, 2019 and 2018 totaled approximately $(505) thousand and $3,779 thousand, respectively. The decrease in finance income in 2019 compared to 2018 derives mainly from the revaluation of marketable securities

Significant Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2020.

Basis of presentation of the consolidated financial statements. The consolidated financial statements of the Company and its subsidiary (the “Group”) as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards which are standards and interpretations issued by the IASB (“IFRS”).

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. During the three years ended December 31, 2020, the Group did not capitalize development costs to intangible assets.

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

As of December 31, 2020, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $242 thousand lower (2019 loss approximately $233 thousand lower; 2018 - profit approximately $289 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2020 and 2019 - 23%.

As of December 31, 2020, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2020, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $41 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2020, we received net proceeds of approximately $85.5 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017.

As of December 31, 2020, we had approximately $3.7 million in cash and cash equivalents (including short-term bank deposits), compared to $4.4 million on December 31, 2019. The decrease is mainly from the General and administrative expenses of 2020.

Net cash used in operating activities for the year ended December 31, 2020 was $0.9 million, compared to net cash used in operating activities of $0.9 million for year ended December 31, 2019.

Net cash provided by investing activities for the year ended December 31, 2020 was $32 thousand compared to $2,111 thousand for the year ended December 31, 2019. The decrease in net cash provided by investing activities is primarily due to repayment of short term bank deposits during 2019 offset investment in short term bank deposit in 2018.

Net cash provided by financing activities for the year ended December 31, 2020 was $0 million, compared to $0 million for the year ended December 31, 2019.

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

We expect to incur additional losses through the end of 2021 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2020, 2019, 2018 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2020, 2019 and 2018 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2020	2019	2018

hCDR1	38	35	38
Total Research and Development	38	35	38

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

F. Tabular disclosure of contractual Obligations

As of December 31, 2020 and 2019, we do not carry any contractual obligations, commitments or contingencies relates to research and development operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	59	Chief Executive Officer
Itay Weinstein	49	Chief Financial Officer
Osnat Hillel Fain	55	Non-Executive and External Director
Iris Shapira Yalon	53	Non-Executive and External Director
Alexander Rabinovich	50	Non-Executive Director
Doron Turgeman	52	Non-Executive Director and Chairman of the Board
Dr. Jonathan Schapiro	60	Non-Executive Director
Dr. Dobroslav Melamed	43	Non-Executive Director

Shlomo Shalev joined our Board of Directors in December 2014. On May 19, 2020, Mr. Shalev was appointed to serve as Chief Executive Officer of the Company. In August 2015, Mr. Shalev was appointed to serve as Chairman, and served in such capacity through June 2018. He most recently served as Chairman of the Board of Intercure, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

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

Iris Shapira Yalon was appointed a director on January 29, 2020. Ms. Yalon serves as External Director of Electra Real Estate Ltd., as well as Director of Rotem Industries Ltd. (Israeli government-owned company), Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public and as a Lecturer of Director's course (at the Israeli institute of CPA). Prior to that, served as Board member on a number of TASE listed companies, including Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd.,which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant.

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

Doron Turgeman joined our Board of Directors in December 2014 and was appointed Chief Executive Officer on January 29, 2020. On May 19, 2020, Mr. Turgeman resigned as Chief Executive Officer. Mr. Turgeman remains on the board following his resignation as Chief Executive Officer. He has served as Chairman of our Board of Directors since July 2018 through present. Mr. Turgeman has significant public company experience with both NASDAQ and TASE listed companies. He has gained considerable experience in mergers and acquisitions involving both debt and equity. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Dr. Jonathan Schapiro joined our Board of Directors in December 2014. He is Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel-Aviv, Israel, and the Head of the Advisory Committee for the Stanford University HIVDB Drug Resistance Interpretation System, as well as Co-Chair, Research and Innovation Working Group Subcommittee, World Health Organization HIV Drug Resistance Network, Geneva, Switzerland. He served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the Liverpool University HIV Drug Interactions Editorial Board. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology, and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years. Dr. Schapiro has devoted his career to HIV clinical care, research, and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2020 (9 persons) was approximately $329,000. This amount includes payments of approximately $3,000 made for social security, pension, disability insurance and health insurance premiums, severance accruals, payments made in lieu of statutory severance, payments for continuing education plans and payments made for the redemption of accrued vacation.

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

For further details regarding share options granted to our employees, directors and service providers, see Note 14 to the consolidated financial statements for the year ended December 31, 2020.

Employment Agreements

Shlomo Shalev

Our Chief Executive Officer, Shlomo Shalev, was appointed on May 19, 2020. Mr. Shalev will receive compensation as follows:

1.	Monthly Salary – Mr. Shalev shall be entitled to a fixed gross monthly fee of NIS 30,000 (approximately USD 9,331), excluding value added tax.

2.	Working Hours – Mr,. Shalev shall be employed at a 50% capacity.

3.	Social Benefits – Mr. Shalev shall be entitled to receive monthly car expense payments of NIS 3,000 (approximately USD 933).

4.	Options – Mr. Shalev shall be issued 10,000,000 options (the “Options”) to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company consisting of about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 (approximately USD 0.03) per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three month period, provided that on such date Mr. Shalev is still employed by the Company.

Doron Turgeman

Doron Turgeman resigned as our Chief Executive Officer on May 19, 2020. Mr. Turgemman received compensation as follows:

1.	Monthly Salary – Mr. Turgeman was entitled to a fixed gross monthly fee of NIS 30,000 (approximately USD 9,331), excluding value added tax.

2.	Working Hours – Mr. Turgeman was employed at a 50% capacity.

3.	Social Benefits – Mr. Turgeman was entitled to receive monthly car expanses payments of NIS 3,000 (approximately USD 933).

4.	Options – Mr. Turgeman was entitled to be issued with 10,000,000 options to purchase, under the approved ESOP plan of the Company 10,000,000 ordinary shares of the Company consisting about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 (approximately USD 0.03) per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three-month period, provided that on such date Mr. Turgeman is still employed by the Company. Due to Mr. Turgeman’s resignation in the same year he was appointed, no options were issued.

On the same day, Mr, Turgeman was appointed Chairman of the Board.

Josh Levine

We entered into a consulting agreement with Mr. Levine, our former Chief Executive Officer, on April 5, 2020. Mr. Levine receives compensation as follows:

1.	Monthly Salary – Mr. Levine is entitled to a fixed monthly consulting fee of NIS 6,000 (approximately USD 1,866), excluding value added tax.

2.	Success Bonus – subject to execution of a transaction during the Term under which the Company will sell, license or otherwise partner the Lupus Asset due to the Services of Mr. Levine, he shall be entitled to a success bonus equal to 25% of the net proceeds actually received by the Company as a result of the transaction.

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

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a director. Commencing on such date, Dr. Schapiro shall serve as a consultant to us for a monthly fee of $1,500 increasing to $3,000 upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition, under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described above). One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Dr. Schapiro provides services to us. The options have a term of ten years. The consulting agreement continues in force unless terminated without cause upon 30 days’ advance written notice.

Jonathan receives a fixed fee of $2,000 per month (in addition to his board membership fee).

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

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company. The approval of the compensation committee is required in order to approve terms of office and/or employment of office holders. The Company’s Compensation Policy was duly approved on January 7, 2021.

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

D. Employees

As of March 15, 2021, we have no employees, only four part-time service providers. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 15, 2021 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 514,205,799 ordinary shares outstanding as of March 15, 2021 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2021, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chief Executive Officer	7,169,309	(1)	1.38%
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director			-
Alexander Rabinovich Director	153,288,887	(3)	28.43%
Jonathan Schapiro Director	300,000	(4)	*
Dobroslav Melamed Director	150,000	(5)	*
Doron Turgeman Director	490,000	(6)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (8 persons)	161,548,196		30.02%

Beneficial owners of 5% or more

Alexander Rabinovitch	153,288,887		28.43%

David Bassa	47,628,227	(7)	9.05%

*	Denotes less than 1%

(1)	Includes (i) 3,019,309 ordinary shares, (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, (iii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iv) 2,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.9 per share exercisable until July 6, 2030.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes (i) 62,149,487 ordinary shares, (ii) 661,394 ADSs representing 66,139,400 ordinary shares, and (iii) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(4)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(5)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(6)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 35,378,227 ordinary shares represented by 353,782 ADSs, and (ii) 12,250,000 ordinary shares represented by 1,250,000 ADSs issuable upon the exercise of warrant at a price of $2.30 per share.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 14 of our consolidated financial statements for the year ended December 31, 2020.

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

As of December 31, 2020, we have granted to employees, directors and consultants options that are outstanding to purchase up to 16,200,000 ordinary shares under two share option plans.

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

During 2020 it was decided to enlarge the reserve to 30 million options.

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

As of December 31, 2020, we have granted options to purchase 16,200,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.25 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 14 to the consolidated financial statements for the year ended December 31, 2020.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,506,867 ADSs outstanding, held by approximately 50 DTC participants and two registered shareholders, whose holdings represented approximately 25% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 789,205,799 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	153,288,887	19.42%

David Bassa	47,628,227	6.03%

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

Corporate Tax Rate

The corporate tax rate in Israel was 23%, 23% and 23% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Real capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income instead of capital gain which, are taxed in Israel at the marginal tax rates applicable to business income (up to 50% for individuals, including Excess Tax). With respect to the above mentioned, VAT implication may be applicable. A “substantial shareholder” is defined as someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). With respect to Israeli tax resident corporate investors, capital gains tax at the regular corporate rate will be imposed on such taxpayers on the sale of traded shares.

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

Excess Tax

Individuals who are subject to tax in Israel, are also subject to an additional tax on annual income exceeding NIS 651,600 in 2020 at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gain.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2020 and although we have not determined whether we will be a PFIC in 2021, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2020, our portfolio of financial instruments consists of cash and cash equivalents, short-term bank deposits with multiple institutions and marketable securities. The average duration of all of our investments held as of December 31, 2020, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2020, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $242 thousand higher (2019- post-tax loss approximately $233 thousand higher; 2018 - post-tax profit approximately $289 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As of December 31, 2020, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2020 were effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2020.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by PwC, for the years ended December 31, 2020 and 2019.

	2020	2019
	U.S. dollars in thousands
Audit fees	40	40
Tax services	5	5
Audit-related fees	-	3
Total	45	48

The audit fees for the years ended December 31, 2020 and 2019 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the year ended December 31, 2019 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2020 and 2019, all of our audit and audit-related fees were pre-approved by our audit committee.

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

AS OF DECEMBER 31, 2020

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and the shareholders of XTL Biopharmaceuticals Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the [consolidated] financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 15, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, PwC Israel, 146 Menachem Begin Road, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	3,631	4,455
Marketable securities – InterCure Ltd	6	2,411	2,273
Prepaid expenses and other current assets	7	79	102

		6,121	6,830

NON-CURRENT ASSETS:
Fixed assets, net		2	2
Intangible assets	8	380	380

		382	382

Total assets		6,503	7,212

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9	254	232

Commitments	12

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	13, 14
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2020 and 2019 – 1,450,000,000; Issued and outstanding - December31, 2020 and 2019 - 514,205,799		13,182	13,182
Additional paid in capital		147,708	147,708
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(154,661)	(153,930)

Total equity		6,249	6,980

Total liabilities and equity		6,503	7,212

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Doron Turgeman	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 15, 2021.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2020	2019	2018
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	15	(38)	(35)	(38)
General and administrative expenses	16	(910)	(807)	(755)

Operating loss		(948)	(842)	(793)

Revaluation of warrants to purchase ADS’s		-	-	974
Revaluation of marketable securities – InterCure Ltd		138	(574)	2,753
Other finance income		45	98	87
Other finance expenses		(17)	(29)	(35)

Finance income (expenses), net	17	166	(505)	3,779

Total comprehensive income (loss) for the year		(782)	(1,347)	2,986

Basic and diluted earnings (loss) per share (in U.S. dollars):	20	(0.002)	(0.003)	0.006

Weighted average number of issued ordinary shares		514,205,799	514,205,799	514,205,799

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2020	13,182	147,708	(153,930)	20	6,980

Loss for the year	-	-	(782)	-	(782)

Share-based payment to employees and non-employees	-	-	51	-	51

Balance as of December 31, 2020	13,182	147,708	(154,661)	20	6,249

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2019	13,182	147,708	(152,588)	20	8,322

Loss for the year	-	-	(1,347)	-	(1,347)

Share-based payment to employees and non-employees	-	-	5	-	5

Balance as of December 31, 2019	13,182	147,708	(153,930)	20	6,980

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Other comprehensive income	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2018	13,182	146,015	(155,645)	47	20	3,619
Impact of the adoption of IFRS 9	-	-	47	(47)	-	-
Updated balance as of January 1, 2018	13,182	146,015	(155,598)	-	20	3,619

Income for the year	-	-	2,986	-	-	2,986

Share-based payment to employees and non-employees	-	-	24	-	-	24
Reclassification of warrants (see Note 11)	-	1,693	-	-	-	1,693

Balance as of December 31, 2018	13,182	147,708	(152,588)	-	20	8,322

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2020	2019	2018
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year		(782)	(1,347)	2,986
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)		(68)	439	(3,802)

Net cash used in operating activities		(850)	(908)	(816)

Cash flows from investing activities:

Proceeds from selling of marketable securities		-	-	204
Investment in short-term bank deposit		-	-	(6,300)
Repayment of short-term bank deposit		-	2,020	6,800
Interest from bank deposit		33	93	74
Purchase of fixed assets		(1)	(2)	-

Net cash from investing activities		32	2,111	778

Increase (decrease) in cash and cash equivalents		(818)	1,203	(38)
Gains (losses) from exchange rate differences on cash and cash equivalents		(6)	(3)	4
Cash and cash equivalents at beginning of year		4,455	3,255	3,289

Cash and cash equivalents at end of year		3,631	4,455	3,255

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
			2020	2019	2018
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation		1	*)-	-
	Revaluation of marketable securities - InterCure Ltd	6	(138)	574	(2,753)
	Revaluation of warrants to purchase ADS’s		-	-	(974)
	Share-based payment transactions to employees and non-employees	14	51	5	24
	Losses (gains) from exchange rate differences on cash and cash equivalents		6	3	(4)
	Interest income		(33)	(93)	(87)

			(113)	489	(3,794)
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses		23	(29)	39
	Increase (decrease) in accounts payable		22	(21)	(47)

			45	(50)	(8)

			(68)	439	(3,802)

*)	Represents amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

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

As of December 31, 2020, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

The Company and Xtepo are heretofore referred to as the Group.

b.	The Group has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances will allow the Company to finance its activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these Financial Statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2021 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	COVID-19 virus

The outbreak of the Coronavirus in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there was no material effect of the Coronavirus on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of the Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 1:	GENERAL (Cont.)

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its activities.

d.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 15, 2021.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the consolidated financial statements:

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

Subsidiary consolidation:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2020	3.215
December 31, 2019	3.456

2.	Transactions and balances:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets (see also Note 8). The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use.

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2020 and 2019, the Group did not capitalize development project costs as intangible assets.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments and other financial assets:

1.	Classification:

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss

●	those to be measured at amortized cost

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

The group classifies its equity investments as financial assets at fair value through profit or loss (FVPL). For assets measured at FVPL, gains and losses are recorded in profit or loss.

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

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

h.	Cash and cash equivalents:

Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Share capital:

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares, options and warrants are shown in equity as a deduction, from the issuance proceeds.

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

The Group operates a number of share-based payment plan to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of options granted to employees and others providing similar services is measured according to the Black-Scholes model as of the date of grant (the date of the Company’s Board of Directors’ decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares and ordinary shares that are potentially issuable in connection with employee/service-provider share-based payment and warrants, using the treasury stock method. If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. In 2020 and 2019 there were losses per share but in 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation in 2018 could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

n.	Issuance of units comprised of warrants and ordinary shares:

The Company allocated the total proceeds to the issuance components as follows:

While the warrants classified as financial liabilities, the Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black and Scholes model).

The amount recognized in shareholders equity, which represents the funds attributed to the ordinary shares issued, was calculated as the difference between the total issuance proceeds and the fair value of the warrants at that date.

In March 2018, the Company registered its warrants. This act cancelled the cashless exercise mechanism and therefore the Company reclassified the warrants from non-current liability to share premium.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Segment information:

The Company operates in one operating segment.

p.	Leases:

IFRS 16 requiring lessees to recognize a liability for a lease, reflecting the discounted value of future lease payments, and a "right to use" asset, with respect to all leases (except as stated below), with no distinction between financing lease and operating lease. However, IFRS 16 allows lessees not to apply these provisions for short-term leases, by groups of underlying assets, and for leases in which the underlying asset of the lease is of low value.

The Company elected to apply the practical expedient for short-term leases (leases with a lease term of 12 months or less).

The Company leases an office. Both the lessor and the lessee have termination options. For both options, there is a notice period of 60 days. Therefore, the enforceable period of the lease is 60 days, and the lease qualifies for the short-term lease exemption.

The Company has adopted IFRS 16 from January 1, 2019. The implementation of IFRS 16 had no material impact on the Company's financial statements.

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

1.	Share-based payments - in evaluating the amount of expenses of share-based payment that will be recognized, the Group’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

2.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 3:	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

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

3.	Intangible assets – the intangible asset is not yet available for use and therefore not amortized, an impairment in its respect is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

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

As of December 31, 2020, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, post-tax loss for the year would have been $242 thousand lower (2019 - loss approximately $233 thousand lower; 2018 - profit approximately $289 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

Equity securities price risk:

The group’s exposure to equity securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (currently only the investment in the shares of InterCure Ltd).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

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

As of December 31, 2020 and 2019, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

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

All financial assets of the group are classified in one of two categories: (a) those to be measured subsequently at fair value or through profit or loss, and (b) those to be measured at amortized cost.

As of December 31, 2020 and 2019, all financial liabilities were classified as Trade and other account payables, measured at amortized cost.

c.	Changes in financial liabilities classified as cash flow from finance activities:

	Warrants	Total
	U.S. dollars in thousands
Balance as of January 1, 2018	2,667	2,667
Revaluation during the year	(974)	(974)
Reclassification of warrants (see Note 11)	(1,693)	(1,693)
Balance as of December 31, 2018	-	-

There were no changes in 2019 and 2020.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 5:	CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
	U.S. dollars in thousands

Cash in banks and on hand	361	277
Bank deposits with original maturities of three months or less*	3,270	4,178

	3,631	4,455

* Deposits with maturity of three months, which in 2020 bear an interest of 0.37-0.45% per annum (in 2019: 1.79-2%).

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2020	2019
	U.S. dollars in thousands

U.S. dollars	3,538	4,356
NIS (not linked to the Israeli CPI)	93	99

	3,631	4,455

NOTE 6:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2020	2019
	U.S. dollars in thousands

Marketable securities - InterCure Ltd	2,411	2,273

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2020 the Company holds approximately 1.76% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE”).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 6:	MARKETABLE SECURITIES – InterCure Ltd (Cont.)

c.	Changes in marketable securities for the years ended December 31, 2020, 2019 and 2018, were as follows:

	December 31,
	2020	2019	2018
	U.S. dollars in thousands

Fair value opening balance	2,273	2,847	298
Sales	-	-	(204)
Changes in fair value during the year	138	(574)	2,753

	2,411	2,273	2,847

NOTE 7:	PREPAID EXPENSES AND OTHE CURRENT ASSETS

Composition:

	December 31,
	2020	2019
	U.S. dollars in thousands

Government authorities (*)	13	13
Prepaid expenses	66	82
Other	-	7

	79	102

(*)	The government authorities and others are monetary items, which are denominated or linked is NIS.

The carrying amount of government authorities and others is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 8:	INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

This asset is not ready for usage (the development was abandoned before finishing) and therefore has not been amortized yet.

As of December 31, 2020 all royalties to Yeda were paid except for a remaining liability of $127 thousand, disclosed under accounts payable.

The Company exclusively licensed two families of patents relating to hCDR1:

One expires on September 22, 2022 and the other expires on January 14, 2024.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 8:	INTANGIBLE ASSETS (Cont.)

The Company reviews the hCDR1 asset for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

If the carrying amount exceeds their recoverable amount, the assets are reduced to their recoverable amount.

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2020. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2020. No impairment was recorded on December 31,2019 as well.

b.	Composition and movement:

There were no changes or movements in 2020, 2019 and 2018 and the balance remained $380 thousands.

NOTE 9:	ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2020	2019
	U.S. dollars in thousands

Trade payables	2	1
Employees, consultants and payroll accruals	-	26
Accrued expenses	252	205

	254	232

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2020	2019
	U.S. dollars in thousands

U.S. dollars	160	174
NIS (not linked to the Israeli CPI)	94	58

	254	232

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 10:	EMPLOYEE BENEFIT LIABILITIES

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2020, 2019 and 2018 was $2, $6 and $6 thousand, respectively.

NOTE 11:	WARRANTS

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,400,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism (see also Note 13d).

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

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 11:	WARRANTS (Cont.)

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

The Company used the following assumptions to estimate the Investors’ warrants:

As of March 8, 2018 (Reclassification to premium)

Risk-free interest rate (1)	2.61%
Expected volatility (2)	65.5%
Contractual term life (in years) (3)	4.5
Dividend yield (4)	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option. If the change in standard deviation for that warrants shifted +/- 5%, the impact on the 2018 profit or loss would be $162 thousands and $159 thousands, respectively. The higher the standard deviation, the higher the fair value.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

NOTE 12:	COMMITMENTS

Royalty and contingent milestone payments:

On August 3, 2010, the Company entered into Asset Purchase Agreement (“APA”) to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 8a). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 12:	COMMITMENTS (Cont.)

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2020, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

NOTE 13:	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.098 (USD 0.0305) as of December 31, 2020.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	On August 3, 2017, the Company held its Annual General Meeting of Shareholders, pursuant to which, inter alia, it was decided to increase the Company’s authorized share capital from 700,000,000 Ordinary Shares to 1,450,000,000 Ordinary Shares.

c.	Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2020 -

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

1,050,000	105,000,000	February 17, 2017	4.1	August 16, 2022
1,400,000	140,000,000	March 7, 2017	2.3	September 6, 2022

2,450,000	245,000,000

NOTE 14:	SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. On January 29, 2020 it was decided to increase the reserve by 10 million and on May 19, 2020 it was decided to increase the reserve by another 10 million options. The total reserve after these increases is 30 million. As of December 31, 2020, the remaining number of options available for grant under the 2011 Plan is 13,800,000 options.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	6,200,000	0.15	6,200,000	0.15	7,355,833	0.16
Granted	20,000,000	0.03	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	(1,155,833)	0.16
Forfeited	(10,000,000)	0.03	-	-	-	-

Outstanding at end of year	16,200,000	0.07	6,200,000	0.15	6,200,000	0.15

Exercisable at end of year	7,699,997	0.13	5,949,998	0.16	5,529,166	0.16

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2020			2019
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

12,150,000	0 - 0.14	8.65	2,150,000	0 - 0.14	6.24
4,050,000	0.15 -1.6	4.12	4,050,000	0.15 -1.6	5.12

16,200,000			6,200,000

December 31, 2018
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

2,150,000	0 - 0.14	7.24
4,050,000	0.15 -1.6	6.12

6,200,000

Net expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 for grant of options to employees were $51, $5 and $24 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2020 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD in thousands	Vesting schedule
900,000	Chief Executive Officer	October 15, 2013	0.9	143	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Chief Executive Officer	October 15, 2013	0.6	97	12 equal portions each quarter over a period of 3 years from the grant date
600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	Consultant	December 30, 2014	0.4915	12	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
100,000	Chief Executive Officer	March 25, 2015	0.4	7	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
50,000	Medical Director	March 4, 2016	0.6	2	12 equal portions each quarter over a period of 3 years from the grant date
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Chief Executive Officer	March 31, 2016	0.6	42	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
1,000,000	Chief Executive Officer	August 3, 2017	0.11	28	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first anniversary
10,000,000	Chief Executive Officer (new)	July 7, 2020	0.09	103	12 equal portions each quarter over a period of 3 years from the grant date
16,200,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).
(*)	As of December 31, 2020, the unrecognized compensation cost related to all unvested options of approximately $52 thousands is expected to be recognized as an expense over a weighted-average recognition period of approximately 2.5 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2020 is estimated at the date of grant using a Black-Scholes-Merton Options pricing model with the following weighted average assumptions:

2020

Dividend yield	0%
Expected volatility	74.2%
Risk-free interest	0.67%
Expected life (years)	10

We have calculated the volatility based on the company’s historical volatility and comparable companies’ historical volatility. The share price was set according to the Company’s share market value.

No options were granted in 2019 and 2018.

NOTE 15:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Fees related to service providers	38	35	38

NOTE 16:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	122	112	109
Expenses relating to options and shares to employees and non-employees	51	5	22
Patents and fees	150	135	121
Directors’ fees	109	132	140
Investor relations and travel	4	27	24
Rent and office maintenance	42	13	18
Insurance	151	106	48
Professional services	266	262	255
Other	15	15	18

	910	807	755

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 17:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
Finance expenses:
Bank account management fees and commissions	17	29	7
Revaluation of marketable securities	-	574	-
Exchange differences	-	-	28

Total finance expenses	17	603	35

Finance income:
Revaluation of warrants to purchase ADS’s	-	-	974
Revaluation of marketable securities	138	-	2,753
Interest income on bank deposits	33	93	87
Exchange differences	12	5	-

Total finance income	183	98	3,814

Finance income (expenses), net	166	(505)	3,779

NOTE 18:	TAXES ON INCOME

a.	Tax rates applicable to the Company: Since the tax year 2018, the taxable income of the Company is subject to a corporate tax rate of 23%.

b.	The Group’s carryforward tax losses as of December 31, 2020, totaled approximately $41 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income (loss) in the reporting year:

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	(782)	(1,347)	2,986

Theoretical tax expense (benefit)	(180)	(310)	687
Expenses (income) not recognized for tax purposes	(79)	55	(201)
Temporary differences in the reported year for which no deferred taxes were recognized	1	(1)	(633)
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	258	256	147

Tax benefit	-	-	-

d.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2015 tax year. Xtepo has not received tax assessments since its incorporation in November 2009.

NOTE 19:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 19:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	276	290	283
Pension, post retirement and other benefits	2	7	7
Share-based payments	51	5	22

	329	302	312

Number of persons	8	8	9

As of December 31, 2020 and 2019, the Company’s balances with related parties total approximately $52 thousand (all of which were linked to the NIS) and $48 thousand (of which $19 thousand were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 14 above.

InterCure Ltd:

The Company’s investment in the shares of InterCure Ltd is presented as Marketable securities.

As of December 31, 2020 and 2019, the Company’s balances of InterCure Ltd’s shares total approximately $2,411 thousand and $2,273 thousand, respectively.

The Company subleases an office from Canndoc Ltd, which is a subsidiary of InterCure Ltd. During 2020 approximately $20 thousands were paid to Canndoc Ltd for the rent.

As of December 31, 2020 and 2019, the Company’s share in the shares of InterCure Ltd was 1.76% and 1.94%, respectively.

NOTE 20:	EARNINGS (LOSS) PER SHARE

In 2020 and 2019 there were losses per share.

In 2018 there was earning per share and not loss per share, therefore the weighted average number of shares for the diluted calculation could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

All outstanding options and warrants could be exercised to 16,200,000 and 245,000,000 ordinary shares, respectively.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2(d)	Description of Securities*

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

4.9	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

4.10	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.11	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.12	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.13	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.14	Form of Warrant issued February 17, 2017 (7)

4.15	Form of Employment Agreement dated June 11, 2017 between XTL Biopharmaceuticals Ltd. and Joshua Levine (10)

4.16	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.17	Form of Warrant issued March 10, 2017 (8)

Exhibit No.	Description

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 15, 2021.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 15, 2021.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 15, 2021*

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 15, 2021	Signature:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer