Form 20-F/A
period 2020-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2021-05-19
CIK 1023549

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

Yes ☐    No ☒

XTL BIOPHARMACEUTICALS LTD.

ANNUAL REPORT ON FORM 20-F

i

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by XTL Biopharmaceuticals Ltd. (the “Company”) as Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Filing”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2021 (the “Original Filing Date”). The purpose of this Amendment is to restate the consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020. The restatement is required due to incorrectly classifying the Company’s warrants as equity instead of liabilities with fair value accounting through profit and loss. This misstatement is a result of inappropriately assuming that a cashless exercise mechanism of the Company's warrants was removed during 2018.

On May 18, 2021, the Company concluded, with concurrence from the Audit Committee of our Board of Directors (the “Audit Committee”) that the previously issued consolidated financial statements as of December 31, 2020, should no longer be relied upon because of misstatement in such financial statements.

The impacts of the misstatement in the warrant classification are:

●	Understatement of total comprehensive loss in the previously reported 2020 consolidated statement of comprehensive loss of $2,172 thousand. Further, the previously reported December 31, 2020 non-current liabilities on the consolidated statement of financial position was understated by $2,637 thousand, share premium was overstated by $1,693 thousand and accumulated deficit was understated by $944 thousand.

●	Overstatement of total comprehensive loss in the previously reported 2019 consolidated statement of comprehensive loss of $584 thousand. Further, the previously reported December 31, 2019 non-current liabilities on the consolidated statement of financial position was understated by $465 thousand, share premium was overstated by $1,693 thousand and accumulated deficit was overstated by $1,228 thousand.

●	Understatement of total comprehensive income in the previously reported 2018 consolidated statement of comprehensive income of $644 thousand. Further, the previously reported December 31, 2018 non-current liabilities on the consolidated statement of financial position was understated by $1,049 thousand, share premium was overstated by $1,693 thousand and accumulated deficit was overstated by $644 thousand.

●	Basic and Diluted earnings (loss) per share have also been restated as detailed in this Amendment.

●	There was no impact to the total operating, investing and financing activities in the statement of cash flows for all years presented as a result of the misstatement.

As a result of such misstatement, the Company concluded that the previously issued consolidated financial statements in the Original Filing were materially misstated and as such, has restated these financial statements in this Amendment.

Further, as a result of the restatement, changes have been made to the financial information under Item 3 – Key Information, Item 5 – Operating and Financial Review and Prospects, Item 15 – Controls and Procedures and Item 18 – Consolidated Financial Statements. Management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control — Integrated Framework (2013) issued by the COSO and, based on this evaluation, concluded that our disclosure controls and procedures and internal control over financial reporting was not effective as of December 31, 2020 as a result of the material weakness in our internal control over financial reporting. For a description of the material weakness in internal control over financial reporting and for an amended management’s annual report on internal controls over financial reporting, see Item 15 – Controls and Procedures of this Amendment.

Except for the changes described above and in Note 21 to the financial statements included herein, this Amendment continues to present information as of the Original Filing and does not purport to amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. This Amendment includes currently dated certifications from our Principal Executive Officer and Principal Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and the inclusion of a reissued Report of Independent Registered Public Accounting Firm with respect to the restated financial statements of December 31, 2020 as of May 18, 2021.

ii

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

iii

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The tables below present selected financial data for the fiscal years ended and as of December 31, 2020, 2019, 2018, 2017 and 2016. We have derived the selected financial data for the fiscal years ended December 31, 2020, 2019, and 2018, and as of December 31, 2020 and 2019, from our restated audited consolidated financial statements, included elsewhere in this report and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) We have derived the selected financial data for the fiscal years ended December 31, 2017 and 2016, and as of December 31, 2018, 2017 and 2016, from our audited consolidated financial statements not included in this report. You should read the selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2020	2019	2018	2017	2016
	U.S Dollars in thousands (except for per share information)
	(Restated)	(Restated)	(Restated)

Research and development expenses	(38)	(35)	(38)	(43)	(443)
General and administrative expenses	(910)	(807)	(755)	(1,203)	(1,270)
Impairment of intangible assets	-	-	-	-	(848)

Operating loss	(948)	(842)	(793)	(1,246)	(2,561)

Issuance cost related to warrants to investors	-	-	-	(329)	-
Revaluation of warrants to purchase ADS’s	(2,172)	584	1,618	765	-
Revaluation of marketable securities – InterCure Ltd	138	(574)	2,753	-	-
Other finance income	45	98	87	37	23
Other finance expenses	(17)	(29)	(35)	(8)	(7)

Financial income (expenses), net	(2,006)	79	4,423	465	16

Total income (loss) from continuing operations	(2,954)	(763)	3,630	(781)	(2,545)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-	(116)	163

Total comprehensive income (loss) from continuing operations	(2,954)	(763)	3,630	(897)	(2,382)

Total comprehensive income (loss) for the year	(2,954)	(763)	3,630	(897)	(2,382)

Income (loss) for the year attributable to:
Equity holders of the Company	(2,954)	(763)	3,630	(781)	(2,545)
Non-controlling interests	-	-	-	-	-

	(2,954)	(763)	3,630	(781)	(2,545)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company	(2,954)	(763)	3,630	(897)	(2,382)
Non-controlling interests	-	-	-	-	-

	(2,954)	(763)	3,630	(897)	(2,382)

Basic and diluted earnings (loss) from continuing and discontinued operations (in US dollars)
From continuing operations	(0.006)	(0.001)	0.007	(0.002)	(0.009)
From discontinued operations	-	-	-	-	-
Basic and diluted earnings (loss) per share	(0.006)	(0.001)	0.007	(0.002)	(0.009)

Weighted average number of issued ordinary shares	514,205,799	514,205,799	514,205,799	470,188,629	274,035,533

* – less than one thousand.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2020	2019	2018	2017	2016
	U.S Dollars in thousands
	(Restated)	(Restated)	(Restated)

Cash, cash equivalents and short-term bank deposits	3,631	4,455	5,275	5,796	2,019
Working capital*	5,867	6,598	7,942	5,906	2,424
Total assets	6,503	7,212	8,575	6,586	3,017
Long term liabilities	2,637	465	1,049	2,667	-
Total shareholders’ equity	3,612	6,515	7,273	3,619	2,687
Non-controlling interests	-	-	-	-	-

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

As of December 31, 2020, we had approximately $3,631 thousand in cash, cash equivalents and short-term bank deposits, working capital of approximately $5,867 thousand and an accumulated deficit of approximately $155,605 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

Risks Relating to Weaknesses in Internal Accounting Controls

Failure to remediate a material weakness in internal accounting controls could result in material misstatements in our financial statements.

Our management has identified a material weakness in our internal control over financial reporting related to our improper classification of the Company’s warrants as equity (and not as a non-current liability) and has concluded that, due to such material weakness, our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2020. If not remediated, or if we identify further material weaknesses in our internal controls, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our securities.

If we fail to implement proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. We have tested our internal controls and identified a material weakness and may find additional areas for improvement in the future. Remediating this material weakness will require us to implement and perform additional control procedures. Implementing any future changes to our internal controls may require compliance training of our directors, officers and employees, entail substantial costs to modify our accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in establishing the adequacy of our internal control over financial reporting, and our failure to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may materially adversely affect the trading price of our securities.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2020, we hold approximately 1.76% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our restated audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2020, 2019 and 2018, and as of December 31, 2020 and 2019, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019. We have derived this selected financial data from our restated audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands (except per share data)
	(Restated)	(Restated)	(Restated)
Continuing operations:
Research and development expenses	(38)	(35)	(38)
General and administrative expenses	(910)	(807)	(755)

Operating loss	(948)	(842)	(793)

Revaluation of warrants to purchase ADS’s	(2,172)	584	1,618
Revaluation of marketable securities	138	(574)	2,753
Other finance income	45	98	87
Other finance expenses	(17)	(29)	(35)

Finance income (expenses), net	(2,006)	79	4,423

Total income (loss) for the year	(2,954)	(763)	3,630

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-

Total comprehensive income (loss)	(2,954)	(763)	3,630

Total income (loss) attributable to:
Equity holders of the Company	(2,954)	(763)	3,630

Total comprehensive loss attributable to:
Equity holders of the Company	(2,954)	(763)	3,630

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.006)	(0.001)	0.007

Consolidated Statements of Financial Position Data:

	As of December 31,
	2020	2019	2018
	U.S Dollars in thousands
	(Restated)	(Restated)	(Restated)

Cash, cash equivalents and bank deposits	3,631	4,455	5,275
Working capital	5,867	6,598	7,942
Total assets	6,503	7,212	8,575
Long term liabilities	2,637	465	1,049
Total shareholders’ equity	3,612	6,515	7,273
Non-controlling interests	-	-	-

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

Finance income (expenses), net. Finance income (expenses), net for the years ended December 31, 2020 and 2019 totaled approximately $(2,006) thousand and $79 thousand, respectively. The increase in finance expenses, net in 2020 compared to 2019 derives mainly from the revaluation of warrants to purchase ADS’s.

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

Finance income, net. Finance income, net for the years ended December 31, 2019 and 2018 totaled approximately $79 thousand and $4,423 thousand, respectively. The decrease in finance income in 2019 compared to 2018 derives mainly from the revaluation of marketable securities and warrants to purchase ADSs.

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

●	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use.

●	Warrants - In accordance with International Accounting Standard 32: "Financial Instruments: Presentation", warrants allotted to investors with a cashless exercise mechanism are a "financial liability". As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 "Financial Instruments: Presentation " as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to "revaluation of warrants to purchase ADS's" in the statements of comprehensive loss.

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

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chief Executive Officer	7,169,309	(1)	1.38%
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director			-
Alexander Rabinovich Director	153,288,887	(3)	28.43%
Jonathan Schapiro Director	300,000	(4)	*
Dobroslav Melamed Director	150,000	(5)	*
Doron Turgeman Director	490,000	(6)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (8 persons)	161,548,196		30.02%

Beneficial owners of 5% or more

Alexander Rabinovitch	153,288,887		28.43%

David Bassa	47,628,227	(7)	9.05%

*	Denotes less than 1%

(1)	Includes (i) 3,019,309 ordinary shares, (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, (iii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iv) 2,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes (i) 62,149,487 ordinary shares, (ii) 661,394 ADSs representing 66,139,400 ordinary shares, and (iii) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(4)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(5)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(6)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 35,378,227 ordinary shares represented by 353,782 ADSs, and (ii) 12,250,000 ordinary shares represented by 1,250,000 ADSs issuable upon the exercise of warrant at a price of $2.30 per share.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, had evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. On March 15, 2021, we filed the Original Report. Based on the evaluation at that time, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020. Subsequently, and as a result of the material weakness in our internal control over financial reporting as described below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective  as of December 31, 2020.

(b) Management’s annual report on internal control over financial reporting (Restated). Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain an effective control to appropriately evaluate the classification of warrant instruments as liabilities versus equity. This design deficiency resulted in the restatement of the Company’s consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020. Additionally, this control deficiency could result in misstatements of warrant liabilities and related accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Accordingly, our management has concluded that this deficiency constitutes a material weakness in our internal control over financial reporting and we did not maintain effective internal control over financial reporting as of December 31, 2020, based on the criteria in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

On March 15, 2021, we filed the Original Report. At that time, our management, including our Chief Executive Officer and our Chief Financial Officer, had performed an evaluation and concluded that our internal control over financial reporting was effective as of December 31, 2020. Subsequent to that evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, due to a material weakness in our internal control over financial reporting described above. Accordingly, management has restated its report on internal control over financial reporting.

Remediation Plan

The Company plans on remediating the material weakness by putting in a new quarterly control to review the proper classification of warrant instruments. This control will include the participation of the CFO, Controller and outside legal counsel to ensure that the accounting and financial reporting impacts are appropriately analyzed. The Company expects that this material weakness will be remediated in connection with the Annual Report on Form 20-F for the year ended December 31, 2021. However, the material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(c) Changes in Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Restatement of Previously Issued Financial Statements

As discussed in Note 1(d) to the consolidated financial statements, the Company has restated its 2020, 2019 and 2018 financial statements to correct a misstatement.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 18, 2021	Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2001.

Kesselman & Kesselman, PwC Israel, 146 Menachem Begin Road, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		January 1,
		2020	2019	2019
	Note	U.S. dollars in thousands
		As Restated

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	3,631	4,455	3,255
Short term bank deposit		-	-	2,020
Marketable securities – InterCure Ltd	6	2,411	2,273	2,847
Prepaid expenses and other current assets	7	79	102	73

		6,121	6,830	8,195

NON-CURRENT ASSETS:
Fixed assets, net		2	2	-
Intangible assets	8	380	380	380

		382	382	380

Total assets		6,503	7,212	8,575

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9	254	232	253

NON-CURRENT LIABILITIES:
Warrants	11	2,637	465	1,049

Commitments	12

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	13, 14
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2020 and 2019 – 1,450,000,000; Issued and outstanding - December 31, 2020 and 2019 - 514,205,799		13,182	13,182	13,182
Additional paid in capital		146,015	146,015	146,015
Reserve from transactions with non-controlling interests		20	20	20
Accumulated deficit		(155,605)	(152,702)	(151,944)

Total equity		3,612	6,515	7,273

Total liabilities and equity		6,503	7,212	8,575

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Doron Turgeman	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: May 18, 2021.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2020	2019	2018
	Note	U.S. dollars in thousands (except per share data)
		As Restated

Research and development expenses	15	(38)	(35)	(38)
General and administrative expenses	16	(910)	(807)	(755)

Operating loss		(948)	(842)	(793)

Revaluation of warrants to purchase ADS’s	11	(2,172)	584	1,618
Revaluation of marketable securities – InterCure Ltd		138	(574)	2,753
Other finance income		45	98	87
Other finance expenses		(17)	(29)	(35)

Finance income (expenses), net	17	(2,006)	79	4,423

Total comprehensive income (loss) for the year		(2,954)	(763)	3,630

Basic and diluted earnings (loss) per share (in U.S. dollars):	20	(0.006)	(0.001)	0.007

Weighted average number of issued ordinary shares		514,205,799	514,205,799	514,205,799

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands
	As Restated

Balance as of January 1, 2020	13,182	146,015	(152,702)	20	6,515

Loss for the year	-	-	(2,954)	-	(2,954)

Share-based payment to employees and non-employees	-	-	51	-	51

Balance as of December 31, 2020	13,182	146,015	(155,605)	20	3,612

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands
	As Restated

Balance as of January 1, 2019	13,182	146,015	(151,944)	20	7,273

Loss for the year	-	-	(763)	-	(763)

Share-based payment to employees and non-employees	-	-	5	-	5

Balance as of December 31, 2019	13,182	146,015	(152,702)	20	6,515

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Other comprehensive income	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands
	As Restated

Balance as of January 1, 2018	13,182	146,015	(155,645)	47	20	3,619
Impact of the adoption of IFRS 9	-	-	47	(47)	-	-
Updated balance as of January 1, 2018	13,182	146,015	(155,598)	-	20	3,619

Income for the year	-	-	3,630	-	-	3,630

Share-based payment to employees and non-employees	-	-	24	-	-	24

Balance as of December 31, 2018	13,182	146,015	(151,944)	-	20	7,273

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2020	2019	2018
	Note	U.S. dollars in thousands
		As Restated

Cash flows from operating activities:

Income (loss) for the year		(2,954)	(763)	3,630
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)		2,104	(145)	(4,446)

Net cash used in operating activities		(850)	(908)	(816)

Cash flows from investing activities:

Proceeds from selling of marketable securities		-	-	204
Investment in short-term bank deposit		-	-	(6,300)
Repayment of short-term bank deposit		-	2,020	6,800
Interest from bank deposit		33	93	74
Purchase of fixed assets		(1)	(2)	-

Net cash from investing activities		32	2,111	778

Increase (decrease) in cash and cash equivalents		(818)	1,203	(38)
Gains (losses) from exchange rate differences on cash and cash equivalents		(6)	(3)	4
Cash and cash equivalents at beginning of year		4,455	3,255	3,289

Cash and cash equivalents at end of year		3,631	4,455	3,255

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
			2020	2019	2018
		Note	U.S. dollars in thousands
			As Restated

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation		1	*)-	-
	Revaluation of marketable securities - InterCure Ltd	6	(138)	574	(2,753)
	Revaluation of warrants to purchase ADS’s	11	2,172	(584)	(1,618)
	Share-based payment transactions to employees and non-employees	14	51	5	24
	Losses (gains) from exchange rate differences on cash and cash equivalents		6	3	(4)
	Interest income		(33)	(93)	(87)

			2,059	(95)	(4,438)
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses		23	(29)	39
	Increase (decrease) in accounts payable		22	(21)	(47)

			45	(50)	(8)

			2,104	(145)	(4,446)

*)	Represents amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

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

d.	Restatement of previously issued consolidated financial statements

In March 2018 the Company’s warrants were allocated to share premium as a result of its cancellation of the cashless exercise mechanism.

Subsequent to the original issuance of its Consolidated Financial Statements, the Company identified a misstatement in its historical annual Consolidated Financial Statements, related to the accounting treatment of warrants.

The restatement is required due to incorrectly classifying the Company’s warrants as equity instead of liabilities with fair value accounting through profit and loss. This misstatement is a result of inappropriately assuming that a cashless exercise mechanism of the Company's warrants was removed during 2018.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 1:	GENERAL (Cont.)

The impacts of the misstatement in the warrant classification are as follows:

Impact on the consolidated statements of comprehensive income (loss):

	Year ended December 31,
	2020			2019
	As previously reported	As restated	Adjustments	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Revaluation of warrants to purchase ADS’s	-	(2,172)	(2,172)	-	584	584
Finance income (expenses), net	166	(2,006)	(2,172)	(505)	79	584
Total comprehensive income (loss) for the year	(782)	(2,954)	(2,172)	(1,347)	(763)	584
Basic and diluted earnings (loss) per share (in U.S. dollars):	(0.002)	(0.006)	(0.004)	(0.003)	(0.001)	0.002

	Year ended December 31,
	2018
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Revaluation of warrants to purchase ADS’s	974	1,618	644
Finance income (expenses), net	3,779	4,423	644
Total comprehensive income (loss) for the year	2,986	3,630	644
Basic and diluted earnings (loss) per share (in U.S. dollars):	0.006	0.007	0.001

Impact on the consolidated statements of financial position:

	December 31,
	2020			2019
	As previously reported	As restated	Adjustments	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Non-current liabilities	-	2,637	2,637	-	465	465
Additional paid in capital	147,708	146,015	(1,693)	147,708	146,015	(1,693)
Accumulated deficit	(154,661)	(155,605)	(944)	(153,930)	(152,702)	1,228
Total equity	6,249	3,612	(2,637)	6,980	6,515	(465)

	January 1, 2019
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Non-current liabilities	-	1,049	1,049
Additional paid in capital	147,708	146,015	(1,693)
Accumulated deficit	(152,588)	(151,944)	644
Total equity	8,322	7,273	(1,049)

As a result of such misstatement, the Company concluded that the previously issued 2020 consolidated financial statements were materially misstated and has restated these financial statements. The Company has restated Notes 1(d), 2(n), 4(c), 11, 17 and 18 as a result of such misstatement.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 1:	GENERAL (Cont.)

e.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 15, 2021 and reapproved as a result of the misstatement on May 18, 2021.

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

The Company allocated the total proceeds to the issuance components as follows:

While the warrants are classified as financial liabilities, the Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black and Scholes model).

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

The warrants are carried at fair value. On each reporting period, the Changes in their fair value are recognized in profit or loss.

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

As of December 31, 2020 and 2019, all financial liabilities were classified in one of two categories: (a) Trade and other account payables, measured at amortized cost, and (b) warrants measured at fair value.

c.	Changes in financial liabilities classified as cash flow from finance activities:

	Warrants	Total
	U.S. dollars in thousands
	As Restated
Balance as of January 1, 2018	2,667	2,667
Revaluation during the year	(1,618)	(1,618)
Balance as of December 31, 2018	1,049	1,049
Revaluation during the year	(584)	(584)
Balance as of December 31, 2019	465	465
Revaluation during the year	2,172	2,172
Balance as of December 31, 2020	2,637	2,637

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 5:	CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
	U.S. dollars in thousands

Cash in banks and on hand	361	277
Bank deposits with original maturities of three months or less*	3,270	4,178

	3,631	4,455

* Deposits with maturity of three months, which in 2020 bear an interest of 0.37-0.45% per annum (in 2019: 1.79-2%).

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2020	2019
	U.S. dollars in thousands

U.S. dollars	3,538	4,356
NIS (not linked to the Israeli CPI)	93	99

	3,631	4,455

NOTE 6:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2020	2019
	U.S. dollars in thousands

Marketable securities - InterCure Ltd	2,411	2,273

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

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,450,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism (see also Note 13d).

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

The Company used the following assumptions to estimate the Investors’ warrants:

	December 31,		January 1,
	2020	2019	2019

Risk-free interest rate (1)	0.12%	1.6%	2.48%
Expected volatility (2)	68.59-69.23%	52.53-52.62%	50.57-50.79%
Contractual term life (in years) (3)	1.63-1.68	2.63-2.68	3.63-3.68
Dividend yield (4)	0%	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option. If the change in standard deviation for that warrants shifted +/- 5%, the impact on the 2018 profit or loss would be $162 thousands and $159 thousands, respectively. The higher the standard deviation, the higher the fair value.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2020 -

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

1,050,000	105,000,000	February 17, 2017	4.1	August 16, 2022
1,400,000	140,000,000	March 7, 2017	2.3	September 6, 2022

2,450,000	245,000,000

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 12:	COMMITMENTS

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

No options were granted in 2019 and 2018.

NOTE 15:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Fees related to service providers	38	35	38

NOTE 16:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	122	112	109
Expenses relating to options and shares to employees and non-employees	51	5	22
Patents and fees	150	135	121
Directors’ fees	109	132	140
Investor relations and travel	4	27	24
Rent and office maintenance	42	13	18
Insurance	151	106	48
Professional services	266	262	255
Other	15	15	18

	910	807	755

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

NOTE 17:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
	As Restated
Finance expenses:
Revaluation of warrants to purchase ADS’s	2,172	-	-
Bank account management fees and commissions	17	29	7
Revaluation of marketable securities	-	574	-
Exchange differences	-	-	28

Total finance expenses	2,189	603	35

Finance income:
Revaluation of warrants to purchase ADS’s	-	584	1,618
Revaluation of marketable securities	138	-	2,753
Interest income on bank deposits	33	93	87
Exchange differences	12	5	-

Total finance income	183	682	4,458

Finance income (expenses), net	(2,006)	79	4,423

NOTE 18:	TAXES ON INCOME

a.	Tax rates applicable to the Company: Since the tax year 2018, the taxable income of the Company is subject to a corporate tax rate of 23%.

b.	The Group’s carryforward tax losses as of December 31, 2020, totaled approximately $41 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income (loss) in the reporting year:

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
	As Restated

Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	(2,954)	(763)	3,630

Theoretical tax expense (benefit)	(679)	(175)	835
Expenses (income) not recognized for tax purposes	420	(80)	(349)
Temporary differences in the reported year for which no deferred taxes were recognized	1	(1)	(633)
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	258	256	147

Tax benefit	-	-	-

d.	Tax assessments:

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

In 2018 there were earnings per share and not loss per share, therefore the weighted average number of shares for the diluted calculation could have been different from the one used for the basic calculation, if the share-based payment and warrants were in the money.

All outstanding options and warrants could be exercised to 16,200,000 and 245,000,000 ordinary shares, respectively.

NOTE 21:	SUBSEQUENT EVENTS

a.	In March 2021, as a result of an exercise of warrants by an investor from the February 2017 offering, the Company issued 12,981,800 ordinary shares represented by 129,818 ADSs, using the cashless exercise mechanism.

b.	In May 2021, as a result of an exercise of warrants by an investor from the March 2017 offering, the Company issued 50 ordinary shares and 968,500 ordinary shares represented by 9,685 ADSs, using the cashless exercise mechanism.

c.	In April 2021, 3,600,000 options granted to a former CEO in several grants during 2014-2017, expired.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2(d)	Description of Securities (11)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Employment Agreement dated September 11, 2013 between XTL Biopharmaceuticals Ltd. and Joshua Levine (6)

4.9	Form of Employment Agreement dated January 9, 2014 between XTL Biopharmaceuticals Ltd. and David Kestenbaum (6)

4.10	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.11	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.12	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.13	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.14	Form of Warrant issued February 17, 2017 (7)

4.15	Form of Employment Agreement dated June 11, 2017 between XTL Biopharmaceuticals Ltd. and Joshua Levine (10)

4.16	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.17	Form of Warrant issued March 10, 2017 (8)

Exhibit No.	Description

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021*

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

(11)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: May 19, 2021	Signature:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer