Form 20-F
period 2021-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2022-03-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

2,899,541 American Depositary Shares            544,906,149 Ordinary Shares

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

Reserved.

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

As of December 31, 2021, we had approximately $2,969 thousand in cash and cash equivalents, working capital of approximately $6,006 thousand and an accumulated deficit of approximately $155,133 thousand. We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

Effects of the COVID-19 virus (hereafter, “Coronavirus”)

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

As of March 30, 2022, we have no employees, we have only four part-time service providers. To successfully develop our drug candidates and technologies, we must cooperate with third parties or to be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

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

Our net cash used in operating activities for the year ended December 31, 2021 was $1,049 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

The trading price of the ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

●	developments concerning our drug candidates;

●	announcements of technological innovations by us or our competitors;

●	introductions or announcements of new products by us or our competitors;

●	developments in the markets of the field of activities and changes in customer attributes;

●	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

●	changes in financial estimates by securities analysts;

●	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

●	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

●	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

●	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

●	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

●	failure to increase awareness of our products;

●	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

●	any changes in the regulatory environment relating to our drug candidates;

●	changes in the market valuations of similar companies;
●	geopolitical instabilities, including the war between Russia and Ukraine; and

●	additions or departures of key personnel.

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

There are two shareholders (Mr. Alexander Rabinovitch, a director, and Mr. David Bassa, a former director), who in the aggregate beneficially hold approximately 25.79% of our ordinary shares, as of March 30, 2022). As a result, these persons, either acting alone or together, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2022 and although we have not determined whether we will be a PFIC in 2023, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

We hold most of our cash, cash equivalents and bank deposits in U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels, or NIS, mainly due to payment to Israeli employees and suppliers. Our investment in the shares of InterCure Ltd. is also in NIS. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations, we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

Risks Relating to Weaknesses in Internal Accounting Control

We previously identified a material weakness in our internal control over financial reporting for the year ended December 31, 2020. We may identify further material weaknesses in our internal control over financial reporting for future fiscal years. If we do not remediate material weaknesses or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

Our management previously identified a deficiency that was concluded to represent a material weakness in our internal control over financial reporting related to our improper classification of the Company’s warrants as equity (and not as a non-current liability). The SEC defines the term “material weakness” as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.”

To remediate the material weakness, we developed a new quarterly control to review the proper classification of warrant instruments. This control includes the participation of the CFO, Controller and outside legal counsel to ensure that the accounting and financial reporting impacts are appropriately analyzed.

While we have remediated the previously identified material weakness, we may discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us or subsequent testing by our independent registered public accounting firm. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2021, we hold approximately 1.11% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015).

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

None.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1.

●	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expired on February 26, 2022 except in the case of the U.S., which expires on September 22, 2022.

●	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, Mexico, and Canada. The patent expires on January 14, 2024.

●	A patent family for treatment of Sjögren’s syndrome with Edratide and similar peptides was filed on January 4, 2018. National and regional applications have been filed and are pending in the U.S. Europe, Australia, Canada, China, Hong Kong, Israel, and Japan.

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

In consideration, we are responsible for a patent expense reimbursement to Yeda in six installments totaling $382,989. On May 14, 2014, we issued 222,605 of our ordinary shares to Yeda, as the first of six installments, representing a value of approximately $38,000. On January 21, 2015, we issued a further 802,912 of our ordinary shares to Yeda as the second of six installments, representing a value of approximately $84,000. The remaining installments of approximately $64,000 each, payable in cash, are due every six months commencing on July 1, 2015, with the final payment due on January 1, 2017. In July 2016, the Company and Yeda signed a second amendment to the license agreement whereby, the final two payments due under the Agreement were to made on April 7, 2017, provided that if we receive funding of at least $5,000,000 then we shall be required to promptly pay Yeda any unpaid patent expense reimbursement in one lump-sum cash payment. To this date the patent expenses were incurred but not yet paid and the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

Under the license agreement, we are required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, we are required to pay 2-3% royalties of annual net sales and sublicense fees of 15-20% of whatever we receive from any sub-licensee. Under the license agreement, we are also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which we delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017. In subsequent amendments signed between the Company and Yeda, the parties agreed to postpone the last two installments of the patent expense reimbursement until April 7, 2017, receipt of the remainder of the required $5 million investment by May 1, 2017 and commencement of a Phase 2 clinical trial in respect of hCDR1 by October 1, 2017. The Company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone (commencement of Phase 2) was not met yet. To this date the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

The term of the license agreement is the later of the date of expiry of the last of the licensed patents or the expiry of a continuous period of 11 years after first commercial sale in any country during which there shall not have been a first commercial sale in the U.S., EU, Japan, China or any OECD member. The license agreement may be terminated by us without cause upon 60 days prior written notice. The license agreement may also be terminated by Yeda upon 45 days prior written notice if either we fail to meet certain development milestones or commercial sale shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if we were to commence legal action against Yeda challenging the validity of any of the licensed patents, and we were unsuccessful in such challenge, in which event we would be required to pay to Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

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

Employees

As of March 30, 2022, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of March 2022, we hold approximately 1.11% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2021, 2020 and 2019, and as of December 31, 2021 and 2020, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2021, 2020 and 2019 and as of December 31, 2021 and 2020. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands (except per share data)
Continuing operations:
Research and development expenses	(30)	(38)	(35)
General and administrative expenses	(1,001)	(910)	(807)

Operating loss	(1,031)	(948)	(842)

Revaluation of warrants to purchase ADS’s	719	(2,172)	584
Revaluation of marketable securities	747	138	(574)
Other finance income	21	45	98
Other finance expenses	(21)	(17)	(29)
Finance income (expenses), net	1,466	(2,006)	79
Total income (loss) for the year	435	(2,954)	(763)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-
Total comprehensive income (loss)	435	(2,954)	(763)

Total income (loss) attributable to:
Equity holders of the Company	435	(2,954)	(763)

Total comprehensive loss attributable to:
Equity holders of the Company	435	(2,954)	(763)
Basic and diluted earnings (loss) per share (in U.S. dollars)	0.001	(0.006)	(0.001)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2021	2020	2019
	U.S Dollars in thousands

Cash and cash equivalents	2,969	3,631	4,455
Working capital	6,006	5,867	6,598
Total assets	6,618	6,503	7,212
Long term liabilities	1,054	2,637	465
Total shareholders’ equity	5,333	3,612	6,515
Non-controlling interests	-	-	-

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 14 to the consolidated financial statements for the year ended December 31, 2021). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

In May 2021 we issued a restatement of our financial statements for the year ended December 31, 2020, by way of an amendment to our previously filed Form 20-F. The restatement was required due to the fact that the classification of our warrants as equity (and not as a non-current liability) was incorrect based on our assumption that the cashless exercise mechanism of our warrants was removed during 2018. During the second quarter of 2021, we concluded that the cashless exercise mechanism was not in fact cancelled when the registration statement originally declared effective in March 2018 became stale, as a result of which the right to exercise the warrants on a cashless basis was again possible, resulting in the situation that the warrants should have been recorded as non-current liabilities, and not as equity instruments. The amended and restated financial statements for the year ended December 31, 2020 were restated and filed on May 19, 2021. We filed in June 2021 F-3 Registration Statement, which, when it was declared effective on June 7, 2021 registered the shares underlying the warrants, the result of which irrevocably cancelled the right to exercise the warrants on a cashless basis, following which the warrants were once again be recorded as an equity instrument and not a non-current liability.

A. Results of Operations

Year ended December 31, 2021 compared to the year ended December 31, 2020

Research and Development Expenses. Research and development expenses in the years ended December 31, 2021 and 2020 totaled approximately $30 thousand and $38 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2021 and 2020 totaled approximately $1,001 thousand and $910 thousand, respectively. The increase in 2021 compared to 2020 is mainly from expenses related to the restatement.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2021 and 2020, the Company recognized no impairments. For further information, see also Note 8 of the consolidated financial statements for the year ended December 31, 2021.

Finance income (expenses), net. Finance income (expenses), net for the years ended December 31, 2021 and 2020 totaled approximately $1,466 thousand and $(2,006) thousand, respectively. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

Year ended December 31, 2020 compared to the year ended December 31, 2019

Refer to Form 20-F of December 31, 2020.

Significant Accounting Policies

We describe our significant accounting policies in Note 2 to our consolidated financial statements for the year ended December 31, 2021.

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

As of December 31, 2021, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, profit for the year would have been $328 thousand higher (2020 loss approximately $242 thousand lower; 2019 - loss approximately $233 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2021 and 2020 - 23%.

As of December 31, 2021, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2021, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $44 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2021, we received net proceeds of approximately $85.9 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017 and approximately $0.4 million from warrants exercises during 2021.

As of December 31, 2021, we had approximately $3 million in cash and cash equivalents, compared to $3.6 million on December 31, 2020. The decrease is mainly from the General and administrative expenses of 2021.

Net cash used in operating activities for the year ended December 31, 2021 was $1 million, compared to net cash used in operating activities of $0.9 million for year ended December 31, 2020.

Net cash provided by investing activities for the year ended December 31, 2021 was $8 thousand compared to $32 thousand for the year ended December 31, 2020. The decrease in net cash provided by investing activities is primarily due to a decrease in interest from deposits. The deposits are used to finance the Company’s activities and therefor gets smaller.

Net cash provided by financing activities for the year ended December 31, 2021 was $0.4 million, compared to $0 million for the year ended December 31, 2020. The increase is from exercises of warrants.

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

We expect to incur additional losses through the end of 2022 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2021, 2020, 2019 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2021, 2020 and 2019 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2021	2020	2019

hCDR1	30	38	35
Total Research and Development	30	38	35

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

●	Intangible assets

(i)	In testing impairment of research and development assets, the Company’s management is required to estimate, among other things, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

(ii)	The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets’ recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value-in-use.

●	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation “ as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive loss.

F. Off-Balance Sheet Arrangements

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

B.	The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	60	Chief Executive Officer and Director
Itay Weinstein	50	Chief Financial Officer
Osnat Hillel Fain	56	Non-Executive and External Director
Iris Shapira Yalon	54	Non-Executive and External Director
Alexander Rabinovich	51	Non-Executive Director
Doron Turgeman	53	Non-Executive Director and Chairman of the Board
Dr. Jonathan Schapiro	61	Non-Executive Director
Dr. Dobroslav Melamed	44	Non-Executive Director

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

Iris Shapira Yalon was appointed a director on January 29, 2020. Ms. Yalon serves as External Director of Electra Real Estate Ltd., as well as Director of Rotem Industries Ltd. (Israeli government-owned company), Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public and as a Lecturer of Director’s course (at the Israeli institute of CPA). Prior to that, served as Board member on a number of TASE listed companies, including Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd.,which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2021 (8 persons) was approximately $276 thousand.

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

For further details regarding share options granted to our employees, directors and service providers, see Note 14 to the consolidated financial statements for the year ended December 31, 2021.

Employment Agreements

Shlomo Shalev

Our Chief Executive Officer, Shlomo Shalev, was appointed on May 19, 2020. Mr. Shalev will receive compensation as follows:

1.	Monthly Salary – Mr. Shalev shall be entitled to a fixed gross monthly fee of NIS 30,000 (approximately USD 9,331), excluding value added tax.

2.	Working Hours – Mr. Shalev shall be employed at a 50% capacity.

3.	Social Benefits – Mr. Shalev shall be entitled to receive monthly car expense payments of NIS 3,000 (approximately USD 933).

4.	Options – Mr. Shalev was issued 10,000,000 options (the “Options”) to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company consisting of about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 (approximately USD 0.03) per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three-month period, provided that on such date Mr. Shalev is still employed by the Company.

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

The agreement was terminated in April 2021.

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

Dr. Schapiro receives a fixed fee of $2,000 per month (in addition to his board membership fee).

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

D. Employees

As of March 30, 2022, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 30, 2022 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 544,906,149 ordinary shares outstanding as of March 30, 2022 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 30, 2022, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chief Executive Officer and Director	10,502,641	(1)	1.90%
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director			-
Alexander Rabinovich Director	153,288,887	(3)	26.90%
Jonathan Schapiro Director	300,000	(4)	*
Dobroslav Melamed Director	150,000	(5)	*
Doron Turgeman Director	490,000	(6)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (8 persons)	161,548,196		29.00%

Beneficial owners of 5% or more

Alexander Rabinovitch	153,288,887		26.90%

David Bassa	47,628,227	(7)	4.40%

*	Denotes less than 1%

(1)	Includes (i) 3,019,309 ordinary shares, (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, (iii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iv) 5,833,332 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes (i) 62,149,487 ordinary shares, (ii) 661,394 ADSs representing 66,139,400 ordinary shares, and (iii) warrants to purchase 250,000 ADSs representing 25,000,000 ordinary shares at $2.30 per ADS until September 21, 2022. Pursuant to the terms of the foregoing warrants the holder cannot exercise such warrants if it would beneficially own, after any such exercise, more than 4.99% of the outstanding ordinary shares. The percentage in the table above does not give effect to the blocker.

(4)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(5)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(6)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 12,250,000 ordinary shares represented by 122,500 ADSs, and (ii) 12,250,000 ordinary shares represented by 122,500 ADSs issuable upon the exercise of warrant at a price of $2.30 per share.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 14 of our consolidated financial statements for the year ended December 31, 2021.

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

As of December 31, 2021, we have granted to employees, directors and consultants options that are outstanding to purchase up to 12,400,000 ordinary shares under two share option plans.

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

As of December 31, 2021, we have granted options to purchase 12,400,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.17 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 14 to the consolidated financial statements for the year ended December 31, 2021.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,899,541 ADSs outstanding, held by approximately 50 DTC participants and a registered shareholder, whose holdings represented approximately 24% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 739,539,481 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	153,288,887	20.18%

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

Corporate Tax Rate

The corporate tax rate in Israel was 23%, 23% and 23% for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Excess Tax

Individuals who are subject to tax in Israel, are also subject to an additional tax on annual income exceeding NIS 647,640 in 2021 at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gain.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2022 and although we have not determined whether we will be a PFIC in 2023, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2021, our portfolio of financial instruments consists of cash and cash equivalents and marketable securities. The average duration of all of our investments held as of December 31, 2021, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2021, had the Group’s functional currency weakened by 10% against the NIS with all other variables remaining constant, post-tax profit for the year would have been $328 thousand lower (2020- post-tax loss approximately $242 thousand higher; 2019 - post-tax loss approximately $233 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2021, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2021 were effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management concludes our internal control over financial reporting was effective as of December 31, 2021.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Not applicable.

(d) Internal controls. There has been one significant change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The change was adding a control to amend the material weakness we had in 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of the independent registered public accounting firm’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Somekh Chaikin, Tel Aviv, PCAOB ID No. 1057, a member firm of KPMG International (“KPMG”). These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd. (“PwC”), for the years ended December 31, 2021 and 2020.

	2021	2020
	U.S. dollars in thousands
Audit fees	67	40
Tax services	-	5
Total	67	45

The audit fees for the years ended December 31, 2021 and 2020 were for professional services rendered for review of interim consolidated financial information and statutory audits. The audit fees for the year ended December 31, 2021 also included the restatement fees. In 2020, the audit fees also included the audit of our annual consolidated financial statements.

We were billed the following fees for professional services rendered by KPMG for the year ended December 31, 2021.

2021
U.S. dollars in thousands
Audit fees	36
Tax services	-
Total	36

The audit fees for the year ended December 31, 2021 were for professional services rendered for the audit of our annual consolidated financial statements.

For the fiscal years ended December 31, 2021 all of our audit and audit-related fees were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

On January 26, 2022, the Company’s shareholders approved appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2021, instead of PwC. The appointment was recommended by the Company’s audit committee and approved by the board of directors.

PwC has been the independent registered public accounting firm for the Company from 2021 through its dismissal on January 26, 2022.

During the fiscal years ended December 31, 2021 and 2020 and through January 26, 2022, (1) PwC has not issued any reports on the consolidated financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles; and (2) there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as that term is used in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC’s letter dated March 30, 2022 is included herewith as Exhibit 15.2.

During the fiscal years ended December 31, 2021 and 2020 and through January 26, 2022, the Company did not consult with KPMG regarding (1) the application of accounting principles to a specified transaction, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 16F(a)(1)(iv) or a reportable event as described in Item 16F(a)(1)(v) of the Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and the shareholders of XTL Biopharmaceuticals Ltd

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of XTL Biopharmaceuticals Ltd and its subsidiary (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor from 2001 to 2022.

Kesselman & Kesselman, PwC Israel, 146 Menachem Begin Road, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XTL Biopharmaceuticals Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of XTL Biopharmaceuticals Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2021, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2022.

Tel Aviv, Israel

March 30, 2022

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	2,969	3,631
Marketable securities – InterCure Ltd	6	3,158	2,411
Prepaid expenses and other current assets	7	110	79

		6,237	6,121

NON-CURRENT ASSETS:
Fixed assets, net		1	2
Intangible assets	8	380	380

		381	382

Total assets		6,618	6,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9	231	254

NON-CURRENT LIABILITIES:
Warrants	11	1,054	2,637

Commitments	12

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	13, 14
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2021 and 2020 - 1,450,000,000; Issued and outstanding - December 31, 2021 - 544,906,149. December 31, 2020 - 514,205,799		14,120	13,182
Additional paid in capital		146,326	146,015
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(155,133)	(155,605)

Total equity		5,333	3,612

Total liabilities and equity		6,618	6,503

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Doron Turgeman	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 30, 2022.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2021	2020	2019
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	15	(30)	(38)	(35)
General and administrative expenses	16	(1,001)	(910)	(807)

Operating loss		(1,031)	(948)	(842)

Revaluation of warrants to purchase ADS’s		719	(2,172)	584
Revaluation of marketable securities – InterCure Ltd		747	138	(574)
Other finance income		21	45	98
Other finance expenses		(21)	(17)	(29)

Finance income (expenses), net	17	1,466	(2,006)	79

Total comprehensive income (loss) for the year (basic)		435	(2,954)	(763)
Total comprehensive income (loss) for the year (diluted)		(225)	(2,954)	(763)

Basic earnings (loss) per share (in U.S. dollars):	20	0.001	(0.006)	(0.001)
Diluted loss per share (in U.S. dollars):	20	(0.000)	(0.006)	(0.001)

Weighted average number of issued ordinary shares		531,995,467	514,205,799	514,205,799
Diluted weighted average number of ordinary shares		615,548,446	514,205,799	514,205,799

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2021	13,182	146,015	(155,605)	20	3,612

Income for the year	-	-	435	-	435

Exercise of warrants to ordinary shares	938	311	-	-	1,249

Share-based payment to employees and non-employees	-	-	37	-	37

Balance as of December 31, 2021	14,120	146,326	(155,133)	20	5,333

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2020	13,182	146,015	(152,702)	20	6,515

Loss for the year	-	-	(2,954)	-	(2,954)

Share-based payment to employees and non-employees	-	-	51	-	51

Balance as of December 31, 2020	13,182	146,015	(155,605)	20	3,612

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2019	13,182	146,015	(151,944)	20	7,273

Loss for the year	-	-	(763)	-	(763)

Share-based payment to employees and non-employees	-	-	5	-	5

Balance as of December 31, 2019	13,182	146,015	(152,702)	20	6,515

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2021	2020	2019
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year		435	(2,954)	(763)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)		(1,484)	2,104	(145)

Net cash used in operating activities		(1,049)	(850)	(908)

Cash flows from investing activities:

Repayment of short-term bank deposit		-	-	2,020
Interest from bank deposit		8	33	93
Purchase of fixed assets		-	(1)	(2)

Net cash from investing activities		8	32	2,111

Cash flows from financing activities:

Exercise of warrants		385	-	-

Net cash from financing activities		385	-	-

Increase (decrease) in cash and cash equivalents		(656)	(818)	1,203
Gains (losses) from exchange rate differences on cash and cash equivalents		(6)	(6)	(3)
Cash and cash equivalents at beginning of year		3,631	4,455	3,255

Cash and cash equivalents at end of year		2,969	3,631	4,455

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2021	2020	2019
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation		1	1	-* )
	Revaluation of marketable securities - InterCure Ltd	6	(747)	(138)	574
	Revaluation of warrants to purchase ADS’s		(719)	2,172	(584)
	Share-based payment transactions to employees and non-employees	14	37	51	5
	Losses (gains) from exchange rate differences on cash and cash equivalents		6	6	3
	Interest income		(8)	(33)	(93)

			(1,430)	2,059	(95)
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses		(31)	23	(29)
	Increase (decrease) in accounts payable		(23)	22	(21)

			(54)	45	(50)

			(1,484)	2,104	(145)

(b)	Non-cash activities:

	Exercise of warrants		864	-	-

*)	Represents amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

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

As of December 31, 2021, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

The Company and Xtepo are heretofore referred to as the Group.

b.	The Group has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances will allow the Company to finance its activities which include, but are not limited to maintenance and ongoing expenses related to hCDR1, for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these Financial Statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2022 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	COVID-19 virus

The outbreak of the Coronavirus in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 1: GENERAL (Cont.)

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

d.	Definitions:

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

e.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 30, 2022.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the consolidated financial statements:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2021	3.110
December 31, 2020	3.215

2.	Transactions and balances:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2021 and 2020, the Group did not capitalize development project costs as intangible assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

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

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

4.	Impairment:

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Group operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. Said pension plans qualify for the criteria of defined contribution plan based on their terms and pursuant to section 14 to the Severance Pay Law.

2.	Vacation and recreation benefits:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annual basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

l.	Share-based payment:

The Group operates several share-based payment plans to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of options granted to employees and others providing similar services is measured according to the Black-Scholes model as of the date of grant (the date of the Company’s Board of Directors’ decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

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

The Company allocated the total proceeds to the issuance components as follows:

While the warrants classified as financial liabilities, the Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black-Scholes model).

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Finance income and finance costs:

The Company’s finance income and finance costs include:

●	interest income;
●	foreign currency gain or loss on financial assets and financial liabilities;
●	revaluation of warrants to purchase ADS’s;
●	revaluation of marketable securities;
●	bank fees.

p.	Leases:

IFRS 16 requiring lessees to recognize a liability for a lease, reflecting the discounted value of future lease payments, and a “right to use” asset, with respect to all leases (except as stated below), with no distinction between financing lease and operating lease. However, IFRS 16 allows lessees not to apply these provisions for short-term leases, by groups of underlying assets, and for leases in which the underlying asset of the lease is of low value.

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

1.	Share-based payments - in evaluating the amount of expenses of share-based payment that will be recognized, the Group’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

2.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

3.	The Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the warrants such as risk-free interest rate, expected volatility and dividend yield.

4.	Intangible assets – the intangible asset is not yet available for use and therefore not amortized, an impairment in its respect is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The Company treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents in the amount of the anticipated NIS-denominated liabilities for six to twelve consecutive months from time to time and this in line with the directives of the Company’s Board.

As of December 31, 2021, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, post-tax profit for the year would have been $328 thousand higher (2020 - loss approximately $242 thousand lower; 2019 - loss approximately $233 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

As of December 31, 2021 and 2020, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

b.	Financial instruments by category:

All financial assets of the group are classified in one of two categories: (a) those to be measured subsequently at fair value or through profit or loss, and (b) those to be measured at amortized cost.

As of December 31, 2021 and 2020, all financial liabilities were classified in one of two categories: (a) Trade and other account payables, measured at amortized cost, and (b) warrants measured at fair value.

c.	Changes in financial liabilities classified as cash flow from finance activities:

Warrants
U.S. dollars in thousands

Balance as of January 1, 2019	1,049
Revaluation during the year	(584)
Balance as of December 31, 2019	465
Revaluation during the year	2,172
Balance as of December 31, 2020	2,637
Revaluation during the year	(719)
Exercises during the year	(864)
Balance as of December 31, 2021	1,054

NOTE 5: CASH AND CASH EQUIVALENTS

	December 31,
	2021	2020
	U.S. dollars in thousands

Cash in banks and on hand	599	361
Bank deposits with original maturities of three months or less*	2,370	3,270

	2,969	3,631

*	Deposits with maturity of three months, which in 2021 bear an interest of 0.58 - 1.6% per annum (in 2019: 0.37 - 0.45%).

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2021	2020
	U.S. dollars in thousands

U.S. dollars	2,807	3,538
NIS (not linked to the Israeli CPI)	162	93

	2,969	3,631

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 6: MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2021	2020
	U.S. dollars in thousands

Marketable securities - InterCure Ltd	3,158	2,411

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2021 the Company holds approximately 1.11% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE” and at the Nasdaq Capital Market - “Nasdaq”).

c.	Changes in marketable securities for the years ended December 31, 2021, 2020 and 2019, were as follows:

	December 31,
	2021	2020	2019
	U.S. dollars in thousands

Fair value opening balance	2,411	2,273	2,847
Changes in fair value during the year	747	138	(574)

Fair value closing balance	3,158	2,411	2,273

NOTE 7: PREPAID EXPENSES AND OTHE CURRENT ASSETS

Composition:

	December 31,
	2021	2020
	U.S. dollars in thousands

Government authorities (*)	16	13
Prepaid expenses	94	66

	110	79

(*)	The government authorities are monetary items, which are denominated or linked is NIS.

The carrying amount of government authorities is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 8: INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda, as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The license from Yeda also included all clinical data of the phase 1 and phase 2A conducted in the hCDR1. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

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

The term of the license agreement is the later of the date of expiry of the last of the licensed patents or the expiry of a continuous period of 11 years after first commercial sale in any country during which there shall not have been a first commercial sale in the U.S., EU, Japan, China or any OECD member. The license agreement may be terminated by us without cause upon 60 days prior written notice. The license agreement may also be terminated by Yeda upon 45 days prior written notice if either we fail to meet certain development milestones or commercial sale shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if we were to commence legal action against Yeda challenging the validity of any of the licensed patents, and we were unsuccessful in such challenge, in which event we would be required to pay to Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

As of December 31, 2021, all royalties to Yeda were paid except for a remaining liability of $127 thousand, disclosed under accounts payable. The reason for the remaining liability is that the Company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone (commencement of Phase 2) was not met yet. Accordingly, the license agreement may be terminated by Yeda upon 45 days prior written notice. To this date the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

The Company exclusively licensed two families of patents relating to hCDR1:

One expires on September 22, 2022 (in the US. For all other countries, it expired on February 26, 2022) and the other expires on January 14, 2024.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

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

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2021. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2021. No impairment was recorded on December 31, 2020 as well.

b.	Composition and movement:

There were no changes or movements in 2021, 2020 and 2019 and the balance remained $380 thousands.

NOTE 9: ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2021	2020
	U.S. dollars in thousands

Trade payables	2	2
Accrued expenses	229	252

	231	254

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2021	2020
	U.S. dollars in thousands

U.S. dollars	180	160
NIS (not linked to the Israeli CPI)	51	94

	231	254

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

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

The amounts recognized as expenses for defined contribution plans for employees of the Company in 2021, 2020 and 2019 was $0, $2 and $6 thousand, respectively.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 11: WARRANTS (Cont.)

The Company accounted for the warrants issued to investors with a cashless exercise mechanism as a non-current liability according to provisions of IAS 32. The Company measured the warrants at fair value by using a Black-Scholes model. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants were classified as level 3.

The Company used the following assumptions to estimate the Investors’ warrants:

	December 31,
	2021	2020	2019

Risk-free interest rate (1)	0.19%	0.12%	1.6%
Expected volatility (2)	60.83-62.46%	68.59-69.23%	52.53-52.62%
Contractual term life (in years) (3)	0.63-0.68	1.63-1.68	2.63-2.68
Dividend yield (4)	0%	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option. If the change in standard deviation for that warrants shifted +/- 5%, the impact on the 2018 profit or loss would be $162 thousands and $159 thousands, respectively. The higher the standard deviation, the higher the fair value.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2021 -

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Value in USD (per warrant)	Exercise price in USD (per warrant)	Expiration date

650,000	65,000,000	February 17, 2017	0.2	4.1	5,000,000 on February 12, 2022 and 60,000,000 on August 16, 2022
1,197,500	119,750,000	March 7, 2017	0.77	2.3	September 6, 2022

1,847,500	184,750,000

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 11: WARRANTS (Cont.)

Warrant exercises:

	Warrants issued February 17, 2017		Warrants issued March 7, 2017
	Number of warrants	Value in USD (per warrant)	Number of warrants	Value in USD (per warrant)

Outstanding at January 1, 2021	1,050,000	0.75	1,400,000	1.32
Exercised	(400,000)	1.14	(202,500)	1.59 - 2.94

Outstanding at December 31, 2021	650,000	0.2	1,197,500	0.77

The fair value of the warrants exercised was estimated at each date of exercise using a Black-Scholes model.

For more information about the warrants exercised, see note 20.

NOTE 12: COMMITMENTS

Royalty and contingent milestone payments:

On August 3, 2010, the Company entered into Asset Purchase Agreement (“APA”) to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 8a). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2021, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

NOTE 13: SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	The Company’s Ordinary shares of NIS 0.1 are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. The share price was NIS 0.086 (USD 0.0277) as of December 31, 2021.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 13: SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

b.	On August 3, 2017, the Company held its Annual General Meeting of Shareholders, pursuant to which, inter alia, it was decided to increase the Company’s authorized share capital from 700,000,000 Ordinary Shares to 1,450,000,000 Ordinary Shares.

NOTE 14: SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company, in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. On January 29, 2020, it was decided to increase the reserve by 10 million and on May 19, 2020 it was decided to increase the reserve by another 10 million options. The total reserve after these increases is 30 million. As of December 31, 2021, the remaining number of options available for grant under the 2011 Plan is 17,600,000 options.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year ended December 31,
	2021		2020		2019
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	16,200,000	0.07	6,200,000	0.15	6,200,000	0.15
Granted	-	-	20,000,000	0.03	-	-
Exercised	-	-	-	-	-	-
Expired	(3,433,331)	0.16	-	-	-	-
Forfeited	(366,669)	0.08	(10,000,000)	0.03	-	-

Outstanding at end of year	12,400,000	0.05	16,200,000	0.07	6,200,000	0.15

Exercisable at end of year	7,399,998	0.07	7,699,997	0.13	5,949,998	0.16

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2021			2020
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	7.94	12,150,000	0 - 0.14	8.65
1,500,000	0.17	3.66	4,050,000	0.15 -1.6	4.12

12,400,000			16,200,000

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 14: SHARE-BASED PAYMENT (Cont.)

December 31,
2019
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

2,150,000	0 - 0.14	6.24
4,050,000	0.15 -1.6	5.12

6,200,000

Net expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 for grant of options to employees and service providers were $37, $51 and $5 thousand, respectively.

The table below summarizes the outstanding options as of December 31, 2021 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD in thousands	Vesting schedule

600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
10,000,000	Chief Executive Officer (new)	July 7, 2020	0.09	103	12 equal portions each quarter over a period of 3 years from the grant date

12,400,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).

(**)	As of December 31, 2021, the unrecognized compensation cost related to all unvested options of approximately $15 thousands is expected to be recognized as an expense over a weighted-average recognition period of approximately 1.5 years.

The fair value for options granted in 2020 is estimated at the date of grant using a Black-Scholes model with the following weighted average assumptions:

2020

Dividend yield	0%
Expected volatility	74.2%
Risk-free interest	0.67%
Expected life (years)	10

We have calculated the volatility based on the company’s historical volatility. The share price was set according to the Company’s share market value.

No options were granted in 2021 and 2019.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 15: RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands

Fees related to service providers	30	38	35

NOTE 16: GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	123	164	112
Expenses relating to options and shares to employees and non-employees	37	51	5
Patents and fees	137	150	135
Directors’ fees	64	67	132
Investor relations and travel	3	4	27
Rent and office maintenance	15	42	13
Insurance	229	151	106
Professional services	381	266	262
Other	12	15	15

	1,001	910	807

NOTE 17: FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Finance expenses:
Revaluation of warrants to purchase ADS’s	-	2,172	-
Bank account management fees and commissions	21	17	29
Revaluation of marketable securities	-	-	574

Total finance expenses	21	2,189	603

Finance income:
Revaluation of warrants to purchase ADS’s	719	-	584
Revaluation of marketable securities	747	138	-
Interest income on bank deposits	8	33	93
Exchange differences	13	12	5

Total finance income	1,487	183	682

Finance income (expenses), net	1,466	(2,006)	79

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 18: TAXES ON INCOME

a.	Tax rates applicable to the Company:

Since the tax year 2018, the taxable income of the Company is subject to a corporate tax rate of 23%.

b.	The Group’s carryforward tax losses as of December 31, 2021, totaled approximately $44 million which may be carried forward and offset against taxable income in the future for an indefinite period. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Below is the reconciliation between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel and the taxes recorded in the statements of comprehensive income (loss) in the reporting year:

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands

Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	435	(2,954)	(763)

Theoretical tax expense (benefit)	100	(679)	(175)
Expenses (income) not recognized for tax purposes	515	420	(80)
Temporary differences in the reported year for which no deferred taxes were recognized	-	1	(1)
Increase (decrease) in taxes resulting mainly from exchange rate differentials and taxable losses in the reported year for which no deferred taxes were recognized	(615)	258	256

Tax benefit	-	-	-

d.	Tax assessments:

The Company filed self-assessments that are deemed final through the 2016 tax year. Xtepo has not received tax assessments since its incorporation in November 2009.

NOTE 19: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 19: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2021	2020	2019
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	239	276	290
Pension, post retirement and other benefits	-	2	7
Share-based payments	37	51	5

	276	329	302

Number of persons	8	8	8

As of December 31, 2021 and 2020, the Company’s balances with related parties total approximately $30 thousand (all of which were linked to the NIS) and $52 thousand (all of which were linked to the NIS), respectively.

For further information regarding share-based payment to related parties, see also Note 14 above.

InterCure Ltd:

The Company’s investment in the shares of InterCure Ltd is presented as Marketable securities.

As of December 31, 2021 and 2020, the Company’s balances of InterCure Ltd’s shares total approximately $3,158 thousand and $2,411 thousand, respectively.

The Company subleases an office from Canndoc Ltd, which is a subsidiary of InterCure Ltd. During 2021 approximately $14 thousands were paid to Canndoc Ltd for the rent.

As of December 31, 2021 and 2020, the Company’s share in the shares of InterCure Ltd was 1.11% and 1.76%, respectively.

NOTE 20: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings per share (EPS) is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding.

Profit (loss) attributed to ordinary shareholders (basic)

	2021	2020	2019
	U.S. dollars in thousands
Total comprehensive income (loss) for the year	435	(2,954)	(763)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 20: EARNINGS (LOSS) PER SHARE (Cont.)

Weighted-average number of ordinary shares (basic)

	2021	2020	2019
	Number of shares
Issued ordinary shares at January 1	514,205,799	514,205,799	514,205,799
Issued March 7,2021 due to warrant exercise	10,634,406	-	-
Issued May 4, 2021 due to warrant exercise	639,508	-	-
Issued July 6, 2021 due to warrant exercise	4,145,205	-	-
Issued August 30, 2021 due to warrant exercise	1,179,452	-	-
Issued September 1, 2021 due to warrant exercise	414,384	-	-
Issued October 11, 2021 due to warrant exercise	776,713	-	-

Weighted average number of ordinary shares (basic)	531,995,467	514,205,799	514,205,799

Diluted earnings (loss) per share

The calculation of diluted EPS is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

Profit (loss) attributed to ordinary shareholders (diluted)

	2021	2020	2019
	U.S. dollars in thousands
Total comprehensive income (loss) for the year (basic)	435	(2,954)	(763)
Warrant revaluation income	(660)	-	-
	(225)	(2,954)	(763)

Weighted-average number of ordinary shares (diluted)

	2021	2020	2019
	Number of shares
Weighted-average number of ordinary shares (basic)	531,995,467	514,205,799	514,205,799
Effect of warrants	83,552,979	-	-

Weighted average number of ordinary shares (diluted)	615,548,446	514,205,799	514,205,799

At December 31, 2021, 12,400,000 options and 650,000 warrants (each warrant is exercisable to 100 shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive (in 2020 and 2019 all options and warrants were excluded because there was loss per share).

The average market value of the Company’s shares for calculating the dilutive effect of share options and warrants was based on quoted market prices for the year during which the options were outstanding.

All outstanding options and warrants could be exercised to 12,400,000 and 184,750,000 ordinary shares, respectively.

NOTE 21: SUBSEQUENT EVENTS

On February 16, 2022 5,000,000 warrants from the February 17, 2017 round expired.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2(d)	Description of Securities (11)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective as of April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement by and by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.9	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.10	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.11	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.12	Form of Warrant issued February 17, 2017 (7)

4.13	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.14	Form of Warrant issued March 10, 2017 (8)

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 19, 2021*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd.*

15.2	Letter from Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd. to SEC, dated March 30, 2022*

15.3	Consent of Somekh Chaikin, a member firm of KPMG International*

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

(11)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 30, 2022	Signature:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer