Form 20-F
period 2022-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2023-03-22
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
5218102, Israel

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

2,896,162 American Depositary Shares     544,906,149 Ordinary Shares

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

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒      Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

As of December 31, 2022, we had approximately $2,094 thousand in cash and cash equivalents, working capital of approximately $3,619 thousand and an accumulated deficit of approximately $156,467 thousand. We have incurred continuing losses and depend on outside financing resources to continue future activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

Effects of the COVID-19 virus (hereafter, “Coronavirus”)

The outbreak of the Coronavirus in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and had major macroeconomic implications, which were characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there has been no material effect of the Coronavirus on the operations and financial results of the Company.

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its business.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of March 22, 2023, we have no employees, we have only four part-time service providers. To successfully develop our drug candidates and technologies, we must cooperate with third parties or to be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Specifically, our license agreement with Yeda imposes certain obligations on us, including obligations to use diligent efforts to meet development thresholds, funding requirements, payment obligations and commercialization. If we are unable to meet our obligations, some or all of our rights under the agreement may be restricted or terminated. The license agreement may be terminated by Yeda upon 45 days prior written notice if either we fail to meet certain development milestones or commercial sales shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if we were to commence legal action against Yeda challenging the validity of any of the licensed patents, and we were unsuccessful in such challenge, in which event we would be required to pay to Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

The Company has decided not to conduct Phase 2 under the license agreement by itself, and instead is seeking a strategic partner for the conduct of Phase 2. As a result, the second milestone under the license agreement (commencement of Phase 2) has not been met yet. Accordingly, the license agreement may be terminated by Yeda upon 45 days prior written notice. To date, while the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement, they have not reached an agreement regarding such amendment.

If the license agreement were to be terminated by Yeda, we would lose our rights to HCDR1 and thus would not be able to develop hCDR1, which would have a material adverse effect on our business.

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

Our net cash used in operating activities for the year ended December 31, 2022 was $901 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There is one shareholder (Mr. Alexander Rabinovitch, a director), who in the aggregate beneficially hold approximately 23.54% of our ordinary shares, as of March 22, 2023). As a result, this person, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2022, we hold approximately 1.04% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015).

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

Our Strategy

Our objective is to be a leading biopharmaceutical company engaged in the acquisition and development of pharmaceutical products for the treatment of autoimmune diseases. We are currently looking for new opportunities in order to expand our business by acquiring new activities.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1.

●	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expired on February 26, 2022 except in the case of the U.S., which expired on September 22, 2022.

●	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, Mexico, and Canada. The patent expires on January 14, 2024.

●	A patent family for treatment of Sjögren’s syndrome with Edratide and similar peptides was filed on January 4, 2018. A patent was Issued in UAS and the application was allowed in Japan and a patent is expected to be granted shortly. A patent application is pending in Europe, Australia, Canada, China, Hong Kong, and Israel.

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

Employees

As of March 22, 2023, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of March 22, 2023, we hold approximately 1.04% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2022, 2021 and 2020, and as of December 31, 2022 and 2021, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2022, 2021 and 2020. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands (except per share data)
Continuing operations:
Research and development expenses	(30)	(30)	(38)
General and administrative expenses	(850)	(1,001)	(910)

Operating loss	(880)	(1,031)	(948)

Revaluation of warrants to purchase ADS’s	1,054	719	(2,172)
Revaluation of marketable securities	(1,531)	747	138
Other finance income	36	21	45
Other finance expenses	(27)	(21)	(17)
Finance income (expenses), net	(468)	1,466	(2,006)
Total income (loss) for the year	(1,348)	435	(2,954)

Total income (loss) attributable to:
Equity holders of the Company	(1,348)	435	(2,954)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(1,348)	435	(2,954)
Basic earnings (loss) per share (in U.S. dollars)	(0.002)	0.001	(0.006)
Diluted earnings (loss) per share (in U.S. dollars)	(0.002)	(0.000)	(0.006)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2022	2021
	U.S Dollars in thousands

Cash and cash equivalents	2,094	2,969
Working capital	3,619	6,006
Total assets	4,186	6,618
Long term liabilities	-	1,054
Total shareholders’ equity	3,999	5,333
Non-controlling interests	-	-

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

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 10 and 13 to the consolidated financial statements for the year ended December 31, 2022). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

Research and Development Expenses. Research and development expenses in the years ended December 31, 2022 and 2021 totaled approximately $30 thousand and $30 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2022 and 2021 totaled approximately $850 thousand and $1,001 thousand, respectively. The decrease in 2022 compared to 2021 is mainly from lower legal and audit fee and from lower insurance fee.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2022 and 2021, the Company recognized no impairments. For further information, see also Note 8 of the consolidated financial statements for the year ended December 31, 2022.

Finance income (expenses), net. Finance income (expenses), net for the years ended December 31, 2022 and 2021 totaled approximately $(468) thousand and $1,466 thousand, respectively. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

Year ended December 31, 2021 compared to the year ended December 31, 2020

Refer to Form 20-F of December 31, 2021.

Significant Accounting Policies

We describe our significant accounting policies in Note 2 to our consolidated financial statements for the year ended December 31, 2022.

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

As of December 31, 2022, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $152 thousand higher (2021 profit approximately $328 thousand higher; 2020 - loss approximately $242 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and short-term deposits.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2022 and 2021 - 23%.

As of December 31, 2022, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2022, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $39 million and approximately $24 million capital loss carryforward which may be offset against future capital gain. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2022, we received net proceeds of approximately $85.9 million from various private placement transactions, public offerings and exercises of warrants, including most recently $2.8 million from our private placement in March 2017 and approximately $0.4 million from warrants exercises during 2021.

As of December 31, 2022, we had approximately $2,094 thousands in cash and cash equivalents, compared to approximately $2,969 thousands on December 31, 2021. The decrease is mainly from the general and administrative expenses of 2022.

Net cash used in operating activities for the year ended December 31, 2022 was $901 thousands, compared to net cash used in operating activities of $1,049 thousands for year ended December 31, 2021.

Net cash provided by investing activities for the year ended December 31, 2022 was $36 thousand compared to $8 thousand for the year ended December 31, 2021. The increase in net cash provided by investing activities is primarily due to a increase in interest income from deposits.

Net cash provided by financing activities for the year ended December 31, 2022 was Nil, compared to $385 thousands for the year ended December 31, 2021. The decrease in net cash provided by financing activities is from exercises of warrants in 2021. No such exercise during 2022.

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

We expect to incur additional losses through the end of 2023 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2022, 2021, 2020 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2022, 2021 and 2020 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2022	2021	2020

hCDR1	30	30	38
Total Research and Development	30	30	38

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	61	Chief Executive Officer and Director
Itay Weinstein	51	Chief Financial Officer
Osnat Hillel Fain	57	Non-Executive and External Director
Iris Shapira Yalon	55	Non-Executive and External Director
Alexander Rabinovich	52	Non-Executive Director
Doron Turgeman	54	Non-Executive Director and Chairman of the Board
Dr. Jonathan Schapiro	62	Non-Executive Director
Dr. Dobroslav Melamed	45	Non-Executive Director

Shlomo Shalev joined our Board of Directors in December 2014. On May 19, 2020, Mr. Shalev was appointed to serve as Chief Executive Officer of the Company. In August 2015, Mr. Shalev was appointed to serve as Chairman, and served in such capacity through June 2018. He most recently served as Chairman of the Board of Intercure, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel. We believe Mr. Shalev’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a Director of our Board of Directors.

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

Osnat Hillel Fain joined our Board of Directors in March 2015. Ms. Fain served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD from 2003 to 2016. Since 2017, Ms. Fain has served as Consultant, Strategy and Business Development at Adi Shefaram Management LTD where she locates, examines and screens economic feasibility for ventures in various fields and provides business development assistance among other duties. In addition, Ms. Fain serves as a board member on a number of TASE listed companies, including Tigi, Alrov Real Estate and Mehadrin and a former director of TASE listed companies such as DIC Discount Investment Corporation, Elron, PBC Group, ICB, Priortech LTD, E.T.VIEW, Aran R&D, Leumi Start LTD. Ms. Fain was the Business Development Manager at Giora Eiland Ltd., a representative of the Cheyne Capital Group in Israel, General Director of InterVision, Managing Partner at Aran Medical Ventures Hedge Fund, Marketing Manager at Datasphere Ltd. and a marketing consultant for TCB, Elgan Office Supplies, the Haifa Theatre, Adar (software house). Ms. Fain earned a BA in Humanities and Executive MBA from Tel Aviv University and completed a one year course in Management at the Tel Aviv campus of the College of Management. We believe Ms. Fain’s extensive management and board experience makes her well-qualified to serve as a member of our Board of Directors.

Iris Shapira Yalon was appointed a director on January 29, 2020. Ms. Yalon serves as External Director of Shufersal Ltd (The leading Israeli retail chain)., as well as Director of Rotem Industries Ltd. (Israeli government-owned company), Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public and as a Lecturer of Director’s course. Prior to that, Ms. Yalon served as Board member on a number of TASE listed companies, including Electra real estate Ltd., Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd.,which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant. We believe Ms. Yalon’s extensive board experience makes her well-qualified to serve as a member of our Board of Directors.

Alexander Rabinovich joined our Board of Directors in April 2017. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Green Forest Holdings Ltd., a fully owned company engaged in capital investments. He served as director in Pilat Media Global PLC, public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange and several other private companies such as Visualety Systems Ltd. Mr. Rabinovich holds a B.A. degree in Economics and Accounting from the University of Haifa. We believe Mr. Rabinovich’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a Director of our Board of Directors.

Doron Turgeman joined our Board of Directors in December 2014 and was appointed Chief Executive Officer on January 29, 2020. On May 19, 2020, Mr. Turgeman resigned as Chief Executive Officer. Mr. Turgeman remains on the board following his resignation as Chief Executive Officer. He has served as Chairman of our Board of Directors since July 2018 through present. Mr. Turgeman has significant public company experience with both NASDAQ and TASE listed companies. He has gained considerable experience in mergers and acquisitions involving both debt and equity. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel. We believe Mr. Turgeman’s extensive company strategy experience and technical background makes him well-qualified to serve as a Director of our Board of Directors.

Dr. Jonathan Schapiro joined our Board of Directors in December 2014. He is Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel-Aviv, Israel, and the Head of the Advisory Committee for the Stanford University HIVDB Drug Resistance Interpretation System, as well as Co-Chair, Research and Innovation Working Group Subcommittee, World Health Organization HIV Drug Resistance Network, Geneva, Switzerland. He served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the Liverpool University HIV Drug Interactions Editorial Board. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology, and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years. Dr. Schapiro has devoted his career to HIV clinical care, research, and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel. We believe Dr. Schapiro’s extensive company strategy experience and technical background makes him well-qualified to serve as a Director of our Board of Directors.

Dr. Dobroslav Melamed joined our Board of Directors in December 2014. He is a biotech entrepreneur with over 10 years of experience in the life science industry. He has demonstrated success in taking drugs from the lab to the shelf by identifying target markets, planning regulatory strategy, raising capital, executing successful clinical trials and scaling up to commercial production. He is currently establishing two companies involved in the development of a treatment for Ebola and novel drug delivery. Until September 2014, he was the President of SciVac (formerly SciGen IL), a high growth biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products, including vaccines. Dr. Melamed was responsible for SciVac’s operations, clinical trials and new business. Dr. Melamed is the co-founder of Periness LTD, a developer of new drugs for male infertility and Oshadi LTD, a developer of oral carriers for proteins like insulin. He has also been a researcher at Bar-Ilan University’s Male Fertility clinic, where he assisted in the development of new drugs for male infertility; and QBI, where he worked in the Pre-clinical and Research Pharmacology Department establishing In-Vivo models for drug discovery and delivery. Dr. Melamed earned a PhD in Biotechnology and a Bachelor of Arts degree in Biotechnology from the Bar-Ilan University, Israel. We believe Dr. Melamed’s extensive company strategy experience and technical background makes him well-qualified to serve as a Director of our Board of Directors.

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2022 (8 persons) was approximately $262 thousand.

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

For further details regarding share options granted to our employees, directors and service providers, see Note 13 and 20 to the consolidated financial statements for the year ended December 31, 2022.

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

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a director. Commencing on such date, Dr. Schapiro shall serve as a consultant to us for a monthly fee of $1,500 increasing to $3,000 upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition, under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described below). One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Dr. Schapiro provides services to us. The options have a term of ten years. The consulting agreement continues in force unless terminated without cause upon 30 days’ advance written notice.

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

Osnat Hillel Fain is the chairman of our compensation committee. Dobroslav Melamed and Iris Shapira Yalon serve as the other members of our compensation committee.

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

D. Employees

As of March 22, 2023, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 22, 2023 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 544,906,149 ordinary shares outstanding as of March 22, 2023 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 22, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chief Executive Officer and Director	13,835,972	(1)	2.49%
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director	150,000	(3)	*
Alexander Rabinovich Director	128,288,887	(4)	23.54%
Jonathan Schapiro Director	300,000	(5)	*
Dobroslav Melamed Director	150,000	(6)	*
Doron Turgeman Director	490,000	(7)	*
Itay Weinstein Chief Finance Officer

Directors and Senior Management as a group (8 persons)	143,364,859		26.26%

Beneficial owners of 5% or more

Alexander Rabinovitch	128,288,887		23.54%

*	Denotes less than 1%

(1)	Includes (i) 3,019,309 ordinary shares, (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, (iii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iv) 9,166,663 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(4)	Includes (i) 62,149,487 ordinary shares, and (ii) 661,394 ADSs representing 66,139,400 ordinary shares.

(5)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(6)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see note 13 ,14 and 20 of our consolidated financial statements for the year ended December 31, 2022.

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

As of December 31, 2022, we have granted to employees, directors and consultants options that are outstanding to purchase up to 12,400,000 ordinary shares under two share option plans.

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

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by us and the abovementioned section 102, we are not entitled to receive a tax deduction that relates to remuneration paid to our employees, including amounts recorded as salary benefit in our accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by our Board of Directors on the date of the actual allocation. On March 14, 2023, Company’s Board of directors approved to extend retroactively the expire date of the 2011 plan by additional 5 years to August 29, 2026.

As of December 31, 2022, we have granted options to purchase 12,400,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.17 per ordinary share.

For further details regarding share options granted to our employees, directors and service providers, see note 13 and 20 to the consolidated financial statements for the year ended December 31, 2022.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,896,162 ADSs outstanding, held by approximately 50 DTC participants and a registered shareholder, whose holdings represented approximately 53.2% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 544,906,149 outstanding ordinary shares as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	128,288,887	23.54%

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

Corporate Tax Rate

The corporate tax rate in Israel was 23% for the years ended December 31, 2022, 2021 and 2020.

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

Excess Tax

Individuals who are subject to tax in Israel, are also subject to an additional tax on annual income exceeding NIS 663,240 in 2022 at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gain.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2022, our portfolio of financial instruments consists of cash and cash equivalents and marketable securities. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2022, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $152 thousand higher (2021- profit approximately $328 thousand higher; 2020 - loss approximately $242 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2022, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management concludes our internal control over financial reporting was effective as of December 31, 2022.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Not applicable.

(d) Internal controls. There has been no significant change in our internal control over financial reporting that occurred during the year ended December 31, 2022.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of the independent registered public accounting firm’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International (“KPMG”), located in Tel Aviv, Israel, PCAOB ID No. 1057). These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

We were billed the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd. (“PwC”), for the years ended December 31, 2022 and 2021.

	2022	2021
	U.S. dollars in thousands
Audit fees	-	67
Tax services	-	-
Total	-	67

The audit fees for the year ended December 31 2021 were for professional services rendered for review of interim consolidated financial information and statutory audits. The audit fees for the year ended December 31, 2021 also included the restatement fees.

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant, KPMG for the years ended December 31, 2022 and December 31, 2021:

	2022	2021
	U.S. dollars in thousands
Audit fees	75	52
Tax services	5	5
Total	80	57

The audit fees for the year ended December 31, 2022 were for professional services rendered for the audit of our annual consolidated financial statements and for review of interim consolidated financial information.

For the fiscal years ended December 31, 2022 all of our audit and audit-related fees were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

On January 26, 2022, the Company’s shareholders approved appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2021, instead of PwC. The appointment was recommended by the Company’s audit committee and approved by the board of directors. On February 23, 2023, the Company’s shareholders approved the appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2022.

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

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC’s letter dated March 30, 2022 was filed as Exhibit 15.2 to our annual report filed on March 30, 2022.

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

AS OF DECEMBER 31, 2022

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XTL Biopharmaceuticals Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 21, 2023

Report of Independent Registered Public Accounting Firm

To the board of directors and the shareholders of XTL Biopharmaceuticals Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 18, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor from 2001 to 2022.

Kesselman & Kesselman, PwC Israel, 146 Menachem Begin Road, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	2,094	2,969
Marketable securities – InterCure Ltd.	6	1,627	3,158
Prepaid expenses and other current assets	7	85	110

		3,806	6,237

NON-CURRENT ASSETS:
Fixed assets, net		-	1
Intangible assets	8	380	380

		380	381

Total assets		4,186	6,618

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9	187	231

NON-CURRENT LIABILITIES:
Warrants	10	-	1,054

Commitments	11

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	12, 13
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2022 and 2021 - 1,450,000,000; Issued and outstanding - December 31, 2022 and 2021 - 544,906,149.		14,120	14,120
Additional paid in capital		146,326	146,326
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(156,467)	(155,133)

Total equity		3,999	5,333

Total liabilities and equity		4,186	6,618

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Doron Turgeman	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: March 21, 2023.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2022	2021	2020
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	14	(30)	(30)	(38)
General and administrative expenses	15	(850)	(1,001)	(910)

Operating loss		(880)	(1,031)	(948)

Revaluation of warrants to purchase ADS’s	10	1,054	719	(2,172)
Revaluation of marketable securities		(1,531)	747	138
Other finance income		36	21	45
Other finance expenses		(27)	(21)	(17)

Finance income (expenses), net	16	(468)	1,466	(2,006)

Total comprehensive income (loss) for the year		(1,348)	435	(2,954)

Basic earnings (loss) per share (in U.S. dollars):	19	(0.002)	0.001	(0.006)
Diluted loss per share (in U.S. dollars):	19	(0.002)	(0.000)	(0.006)

Weighted average number of issued ordinary shares		544,906,149	531,995,467	514,205,799
Diluted weighted average number of ordinary shares		544,909,149	615,548,446	514,205,799

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2022	14,120	146,326	(155,133)	20	5,333

loss for the year	-	-	(1,348)	-	(1,348)

Share-based payment	-	-	14	-	14

Balance as of December 31, 2022	14,120	146,326	(156,467)	20	3,999

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2021	13,182	146,015	(155,605)	20	3,612

Income for the year	-	-	435	-	435

Exercise of warrants to ordinary shares	938	311	-	-	1,249

Share-based payment	-	-	37	-	37

Balance as of December 31, 2021	14,120	146,326	(155,133)	20	5,333

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2020	13,182	146,015	(152,702)	20	6,515

Loss for the year	-	-	(2,954)	-	(2,954)

Share-based payment	-	-	51	-	51

Balance as of December 31, 2020	13,182	146,015	(155,605)	20	3,612

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2022	2021	2020
	Note	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year		(1,348)	435	(2,954)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)		447	(1,484)	2,104

Net cash used in operating activities		(901)	(1,049)	(850)

Cash flows from investing activities:

Interest from bank deposit		36	8	33
Purchase of fixed assets		-	-	(1)

Net cash provided by investing activities		36	8	32

Cash flows from financing activities:

Exercise of warrants		-	385	-

Net cash provided by financing activities		-	385	-

Decrease in cash and cash equivalents		(865)	(656)	(818)
Losses from exchange rate differences on cash and cash equivalents		(10)	(6)	(6)
Cash and cash equivalents at beginning of year		2,969	3,631	4,455

Cash and cash equivalents at end of year		2,094	2,969	3,631

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2022	2021	2020
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation		1	1	1
	Revaluation of marketable securities	6	1,531	(747)	(138)
	Revaluation of warrants		(1,054)	(719)	2,172
	Share-based payment expense	13	14	37	51
	Losses (gains) from exchange rate differences on cash and cash equivalents		10	6	6
	Interest income		(36)	(8)	(33)

			466	(1,430)	2,059
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses		25	(31)	23
	Increase (decrease) in accounts payable		(44)	(23)	22

			(19)	(54)	45

			447	(1,484)	2,104

(b)	Non-cash activities:

	Exercise of warrants		-	864	-

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 Badner Street, Ramat Gan, Israel. The Company has decided, at this time, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of December 31, 2022, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

The Company and Xtepo are heretofore referred to as “the Group”.

b.	The Group has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances will allow the Company to finance its activities which include, but are not limited to maintenance and ongoing expenses related to hCDR1, for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need to finance its future activities depends on numerous factors which include, but are not limited to future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these Financial Statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2023 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital at terms acceptable to the Company, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

c.	Definitions:

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

d.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 21, 2023.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in U.S. dollars, which is the Functional Currency of each of the Group’s entities and the Company’s presentation currency and have been rounded to the nearest thousand.

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2022	3.519
December 31, 2021	3.110

2.	Transactions and balances:

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

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs that were previously recognized as an expense are not recognized as an asset in a later period. As of December 31, 2022 and 2021, the Group did not capitalize development project costs as intangible assets.

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

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Trade payables are the Group’s obligations to pay for services that have been acquired in the ordinary course of business from suppliers. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

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

l.	Earning (loss) per share:

Basic earning (loss) per share is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

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

m.	Finance income and finance costs:

The Company’s finance income and finance costs include:

●	interest income;
●	foreign currency gain or loss on financial assets and financial liabilities;
●	revaluation of warrants to purchase ADS’s;
●	revaluation of marketable securities;
●	bank fees.

n.	Leases:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

1.	Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with a cashless exercise mechanism are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

2.	The Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the warrants such as risk-free interest rate, expected volatility and dividend yield.

3.	Intangible assets – the intangible asset is not yet available for use and therefore not amortized, an impairment in its respect is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group’s activities expose it to a variety of financial risks: market risks and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

The Group treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents in the amount of the anticipated NIS-denominated liabilities for six to twelve consecutive months from time to time and this in line with the directives of the Company’s Board.

As of December 31, 2022, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $152 thousand higher (2021 - profit would have been $328 thousand higher; 2020 - loss approximately $242 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

As of December 31, 2022 and 2021, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

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

As of December 31, 2022 and 2021, all financial liabilities were classified in one of two categories: (a) Trade and other account payables, measured at amortized cost, and (b) warrants measured at fair value.

c.	Changes in financial liabilities classified as cash flow from finance activities:

Warrants
U.S. dollars in thousands

Balance as of January 1, 2020	465
Revaluation during the year	2,172
Balance as of December 31, 2020	2,637
Revaluation during the year	(719)
Exercises during the year	(864)
Balance as of December 31, 2021	1,054
Revaluation during the year	(1,054)
Balance as of December 31, 2022	-

NOTE 5: CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
	U.S. dollars in thousands

Cash in banks and on hand	1,413	599
Bank deposits with original maturities of three months or less*	681	2,370

	2,094	2,969

*	Deposits with maturity of less than three months, which in 2022 bear an interest of 4.5% per annum (in 2021: 0.58-1.6%).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2022	2021
	U.S. dollars in thousands

U.S. dollars	2,009	2,807
NIS (not linked to the Israeli CPI)	85	162

	2,094	2,969

NOTE 6: MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2022	2021
	U.S. dollars in thousands

Marketable securities - InterCure Ltd	1,627	3,158

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2022 and 2021 the Company holds approximately 1.04% and 1.11% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE” and at the Nasdaq Capital Market - “Nasdaq”).

c.	Changes in marketable securities for the years ended December 31, 2022, 2021 and 2020, were as follows:

	December 31,
	2022	2021	2020
	U.S. dollars in thousands

Fair value opening balance	3,158	2,411	2,273
Changes in fair value during the year	(1,531)	747	138

Fair value closing balance	1,627	3,158	2,411

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: PREPAID EXPENSES AND OTHE CURRENT ASSETS

Composition:

	December 31,
	2022	2021
	U.S. dollars in thousands

Government authorities (*)	14	16
Prepaid expenses	71	94
	85	110

(*)	The government authorities are monetary items, which are denominated in or linked to NIS.

The carrying amount of government authorities is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 8: INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda, as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The license from Yeda also included all clinical data of the phase 1 and phase 2A conducted in the hCDR1. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

Under the license agreement, the Company is required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, the Company is required to pay 2%-3% royalties of annual net sales and sublicense fees of 15%-20% of whatever it receives from any sub-licensee. Under the license agreement, the Company is also required to meet certain development milestones including the delivery of a trial protocol to Yeda by January 1, 2016 (which it delivered), receipt of investment of at least $5 million by August 1, 2016 (of which $4 million was received in April 2015) and commencement of a Phase II clinical trial by January 1, 2017. In subsequent amendments signed between the Company and Yeda, the parties agreed to postpone the last two installments of the patent expense reimbursement until April 7, 2017, receipt of the remainder of the required $5 million investment by May 1, 2017 and commencement of a Phase 2 clinical trial in respect of hCDR1 by October 1, 2017.

The term of the license agreement is the later of the date of expiry of the last of the licensed patents or the expiry of a continuous period of 11 years after first commercial sale in any country during which there shall not have been a first commercial sale in the U.S., EU, Japan, China or any OECD member. The license agreement may be terminated by the Company without cause upon 60 days prior written notice.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: INTANGIBLE ASSETS (Cont.)

The license agreement may also be terminated by Yeda upon 45 days prior written notice if either the Company fails to meet certain development milestones or commercial sale shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if the Company were to commence legal action against Yeda challenging the validity of any of the licensed patents, and the Company was unsuccessful in such challenge, in which event the Company would be required to pay to Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

As of December 31, 2022, all expense reimbursement for patent expenses to Yeda in the amount of $380 thousands were paid, except for a remaining liability of $127 thousand, disclosed under accounts payable. The reason for the remaining liability is that the Company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone (commencement of Phase 2) was not met yet. Accordingly, the license agreement may be terminated by Yeda upon 45 days prior written notice. To this date the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement.

The Company exclusively licensed two families of patents relating to hCDR1:

One expired on September 22, 2022 (in the US. For all other countries, it expired on February 26, 2022) and the other expires on January 14, 2024.

The Company reviews the hCDR1 asset for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is an impairment.

If the carrying amount exceeds their recoverable amount, the assets are reduced to their recoverable amount.

This asset is not ready for usage (the development was paused before finishing) and therefore has not been amortized yet.

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2022. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2022, 2021 and 2020.

b.	Composition and movement:

There were no changes or movements in 2022, 2021 and 2020 and the balance remained $380 thousands.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2022	2021
	U.S. dollars in thousands

Trade payables	2	2
Accrued expenses	185	229

	187	231

The carrying amount of accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of accounts payable is denominated in the following currencies:

	December 31,
	2022	2021
	U.S. dollars in thousands

U.S. dollars	137	180
NIS (not linked to the Israeli CPI)	50	51

	187	231

NOTE 10: WARRANTS

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,400,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: WARRANTS (Cont.)

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

The Company used the following assumptions to estimate the Investors’ warrants:

	December 31,
	2021	2020

Risk-free interest rate (1)	0.19%	0.12%
Expected volatility (2)	60.83-62.46%	68.59-69.23%
Contractual term life (in years) (3)	0.63-0.68	1.63-1.68
Dividend yield (4)	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

Outstanding warrants:

During 2022, all warrants have expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: WARRANTS (Cont.)

The table below summarizes the outstanding warrants as of December 31, 2021 -

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Value in USD (per warrant)	Exercise price in USD (per warrant)	Expiration date

650,000	65,000,000	February 17, 2017	0.2	4.1	5,000,000 on February 12, 2022 and 60,000,000 on August 23, 2022

1,197,500	119,750,000	March 21, 2017	0.77	2.3	September 21, 2022

1,847,500	184,750,000

Warrant exercises:

	Warrants issued February 17, 2017		Warrants issued March 21, 2017
	Number of warrants	Value in USD (per warrant)	Number of warrants	Value in USD (per warrant)

Outstanding at January 1, 2021	1,050,000	0.75	1,400,000	1.32
Exercised	(400,000)	1.14	(202,500)	1.59 - 2.94

Outstanding at December 31, 2021	650,000	0.2	1,197,500	0.77

The fair value of the warrants exercised was estimated at each date of exercise using a Black-Scholes model.

For more information about the warrants exercised during 2021, see Note 19.

NOTE 11: COMMITMENTS

Royalty and contingent milestone payments:

On August 3, 2010, the Company entered into an Asset Purchase Agreement (“APA”) to acquire from Bio-Gal the rights to develop rHuEPO for the treatment of multiple myeloma under the research and license agreement with Yeda (see also Note 8a). According to the APA, the Company is obligated to pay 1% royalties on net sales of the developed product as well as a fixed royalty payment in the amount of $350 thousand upon the successful completion of a phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of the following events:

(i)	Raising capital of at least $2 million by the Company or Xtepo after a successful completion of a phase 2 clinical trial;

(ii)	Six months after the successful completion of a phase 2 clinical trial.

As of December 31, 2022 and 2021, the Company has not completed the phase 2 clinical trial and therefore no royalty expenses have been recorded.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: SHARE CAPITAL, RESERVES AND ACCUMULATED DEFICIT

a.	The Company’s Ordinary shares of NIS 0.1 par value are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. Each ADS consist of 100 Company’s Ordinary shares.

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

NOTE 13: SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company, in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. On January 29, 2020, it was decided to increase the reserve by 10 million and on May 19, 2020 it was decided to increase the reserve by another 10 million options. The total reserve after these increases is 30 million. On March 14, 2023, Company’s Board of directors approved retroactively to extend the expiry date of the 2011 plan by additional 5 years to August 29, 2026.

As of December 31, 2022, the remaining number of options available for grant under the 2011 Plan is 17,600,000 options.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	12,400,000	0.05	16,200,000	0.07	6,200,000	0.15
Granted	-	-	-	-	20,000,000	0.03
Exercised	-	-	-	-	-	-
Expired	-	-	(3,433,331)	0.16	-	-
Forfeited	-	-	(366,669)	0.08	(10,000,000)	0.03

Outstanding at end of year	12,400,000	0.05	12,400,000	0.05	16,200,000	0.07

Exercisable at end of year	10,733,330	0.05	7,399,998	0.07	7,699,997	0.13

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: SHARE-BASED PAYMENT (Cont.)

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2022			2021
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	6.94	10,900,000	0.03 - 0.14	7.94
1,500,000	0.17	2.66	1,500,000	0.17	3.66

12,400,000			12,400,000

December 31, 2020
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

12,150,000	0 - 0.14	8.65
4,050,000	0.15 -1.6	4.12

16,200,000

Net expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 for grant of options to employees and service providers were $14, $37 and $51 thousand, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: SHARE-BASED PAYMENT (Cont.)

The table below summarizes the outstanding options as of December 31, 2022 and 2021 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD in thousands	Vesting schedule
600,000	Four Directors	December 30, 2014	0.4325	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
300,000	Two Directors	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
10,000,000	Chief Executive Officer (new)	July 7, 2020	0.09	103	12 equal portions each quarter over a period of 3 years from the grant date

12,400,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required).

(**)	As of December 31, 2022, the unrecognized compensation cost related to all unvested options of approximately $1 thousands is expected to be recognized as an expense over a weighted-average recognition period of approximately 0.5 years.

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

No options were granted in 2022 and 2021.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands

Fees related to service providers	30	30	38

NOTE 15: GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	117	123	164
Expenses relating to options and shares to employees and non-employees	14	37	51
Patents and fees	141	137	150
Directors’ fees	68	64	67
Investor relations and travel	-	3	4
Rent and office maintenance	6	15	42
Insurance	202	229	151
Professional services	291	381	266
Other	11	12	15

	850	1,001	910

NOTE 16: FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Finance expenses:
Revaluation of marketable securities	(1,531)	-	-
Revaluation of warrants to purchase ADS’s	-	-	(2,172)
Bank account management fees and commissions	(11)	(21)	(17)
Exchange differences	(16)	-	-

Total finance expenses	(1,558)	(21)	(2,189)

Finance income:
Revaluation of warrants to purchase ADS’s	1,054	719	-
Revaluation of marketable securities	-	747	138
Interest income on bank deposits	36	8	33
Exchange differences	-	13	12

Total finance income	1,090	1,487	183

Finance income (expenses), net	(468)	1,466	(2,006)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: TAXES ON INCOME

a.	Tax rates applicable to the Company:

Since the tax year 2018, the taxable income of the Company and its subsidiary is subject to a corporate tax rate of 23%.

b.	The Group’s carryforward tax losses as of December 31, 2022, totaled approximately $39 million which may be carried forward and offset against taxable income in the future for an indefinite period and approximately $24 million capital loss carryforward which may be offset against future capital gain. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	The main reconciling items between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (23%) and the taxes recorded in the statements of comprehensive income (loss) in the reporting year are revaluation expenses (income) not recognized for tax purposes, changes in taxes resulting from exchange rate differences, changes in deferred tax for tax losses carryforwards, and taxable losses for which no deferred taxes were recognized.

d.	Tax assessments:

The Company and Xtepo filed self-assessments that are deemed final through the 2017 tax year.

e.	Unrecognized deferred taxes:

As of December 31, 2022 and 2021, the Company’s had a deferred tax liability of approximately $86 thousand and $400 thousand, respectively due to an investment in marketable securities – InterCure Ltd. The deferred tax liability was fully offset by a deferred tax asset due to utilization of tax losses from prior years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	262	263	300
Pension, post retirement and other benefits	-	-	2
Share-based payments	14	37	51

	276	300	353

Number of persons	8	8	8

The Company pays to an accounting firm of which the company's CFO is a Partner (“accounting firm”), a monthly fees of NIS 15 thousand (approximately $4 thousand) for controller and bookkeeping services. Total fees for controller and bookkeeping services for the years ended 2022, 2021 and 2020 were approximately $53 thousand, $66 thousand and $59 thousands respectively.

In addition, as of December 31, 2022 and 2021, the Company’s balances with key management personnel and the accounting firm, totaled approximately $34 thousand and $35 thousand (all of which were linked to the NIS).

For further information regarding share-based payment to related parties, see also Note 13 above.

InterCure Ltd:

As of December 31, 2022 and 2021, the Company’s share in the shares of InterCure Ltd was 1.04% and 1.11%, respectively.

The Company’s investment in the shares of InterCure Ltd is presented as Marketable securities.

As of December 31, 2022 and 2021, the Company’s balances of InterCure Ltd’s shares total approximately $1,627 thousand and $3,158 thousand, respectively, see also Note 6.

The Company subleases an office from Canndoc Ltd, which is a subsidiary of InterCure Ltd. During 2022, 2021 and 2020 approximately $5 thousands, $14 thousands and $20 thousands were paid to Canndoc Ltd for the rent.

As of December 31, 2022, the balance due to Canndoc Ltd was $2 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings per share (EPS) is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding.

Profit (loss) attributed to ordinary shareholders (basic)

	2022	2021	2020
	U.S. dollars in thousands
Total comprehensive income (loss) for the year	(1,348)	435	(2,954)

Weighted-average number of ordinary shares (basic)

	2022	2021	2020
	Number of shares
Issued ordinary shares at January 1	544,906,149	514,205,799	514,205,799
Issued March 7,2021 due to warrant exercise	-	10,634,406	-
Issued May 4, 2021 due to warrant exercise	-	639,508	-
Issued July 6, 2021 due to warrant exercise	-	4,145,205	-
Issued August 30, 2021 due to warrant exercise	-	1,179,452	-
Issued September 1, 2021 due to warrant exercise	-	414,384	-
Issued October 11, 2021 due to warrant exercise	-	776,713	-

Weighted average number of ordinary shares (basic)	544,906,149	531,995,467	514,205,799

Diluted earnings (loss) per share

The calculation of diluted EPS is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: EARNINGS (LOSS) PER SHARE (Cont.)

Profit (loss) attributed to ordinary shareholders (diluted)

	2022	2021	2020
	U.S. dollars in thousands
Total comprehensive income (loss) for the year (basic)	(1,348)	435	(2,954)
Warrant revaluation income	-	(660)	-
	(1,348)	(225)	(2,954)

Weighted-average number of ordinary shares (diluted)

	2022	2021	2020
	Number of shares
Weighted-average number of ordinary shares (basic)	544,906,149	531,995,467	514,205,799
Effect of warrants	-	83,552,979	-

Weighted average number of ordinary shares (diluted)	544,906,149	615,548,446	514,205,799

In 2022 and 2020 all options and warrants were excluded from the diluted weighted average number of shares calculation because their effect would have been anti-dilutive. In 2021, 12,400,000 options and 650,000 warrants (each warrant is exercisable to 100 shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

The average market value of the Company’s shares for calculating the dilutive effect of share options and warrants was based on quoted market prices for the year during which the options were outstanding.

NOTE 20: SUBSEQUENT EVENTS

On March 2, 2023, the Company’s shareholders approved the grant of options exercisable into 150,000 of the Company’s ordinary shares to one of Company’s directors for an exercise price of NIS 0.0495 per share (USD 0.014 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options were fully vested on the day of grant.

On March 14, 2023, Company’s Board of directors approved retroactively to extend the expiry date of the 2011 plan by additional 5 years to August 29, 2026.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2.1	Description of Securities (11)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

4.9	Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated November 7, 2016 (7)

4.10	Amendment to Letter Agreement between Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and XTL Biopharmaceuticals Ltd. dated February 16, 2017 (7)

4.11	Form of Securities Purchase Agreement dated February 17, 2017 (7)

4.12	Form of Warrant issued February 17, 2017 (7)

4.13	From of Securities Purchase Agreement dated March 7, 2017 (8)

4.14	Form of Warrant issued March 10, 2017 (8)

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 22, 2023.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 22, 2023.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 22, 2023.*

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

(11)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: March 22, 2023	Signature:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer