Form 20-F
period 2023-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2024-04-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Shlomo Shalev

Chief Executive Officer

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

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

At December 31, 2023, 2,923,276 American Depositary Shares and 544,906,149 Ordinary Shares were issued and outstanding.

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

●	the Company’s offices are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East;

●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●	other risks and uncertainties described in this report.

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

Risk factor Summary

●	We have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future in our drug development activity and may never become profitable.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We have not yet commercialized any products or technologies, and we may never become profitable.

●	If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

●	We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

●	If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

●	Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

●	If the clinical data related to our drug candidates and technologies do not confirm positive early clinical data or preclinical data, our corporate strategy and financial results will be adversely impacted.

●	If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

●	Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

●	If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

●	If our competitors develop and market products that are less expensive, more effective or safer than our products, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

●	If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

●	Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

●	We face product liability risks and may not be able to obtain adequate insurance.

●	Because all of our proprietary drug candidates and technologies are licensed to us by third parties, termination of these license agreements could prevent us from developing our drug candidates.

●	If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

●	Litigation or third-party claims of intellectual property infringement could require us to spend substantial time, money and other resources defending such claims and adversely affect our ability to develop and commercialize our products.

●	The ADSs are traded in small volumes, limiting ability to sell ADSs that represent ordinary shares at a desirable price, if at all.

●	Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

●	Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

●	Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

●	Holders of our ordinary shares or ADSs who are U.S. citizens or residents may be required to pay additional income taxes.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

●	ADS holders are not shareholders and do not have shareholder rights.

●	There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

●	We may fail to remain in compliance with the continued listing standards of the Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

●	The Company’s offices are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.

●	In the event of failure to complete the Transaction with the Social Proxy, we may incur in significant legal and other expenses and we may fail to comply with certain with the continued listing standards of the Nasdaq Capital Market.

●	Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

As of December 31, 2023, we had approximately $1,401 thousand in cash and cash equivalents, working capital of approximately $1,840 thousand and an accumulated deficit of approximately $158,246 thousand. We have incurred continuing losses and depend on outside financing resources to continue future activities. Based on existing business plans, we estimate that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this Report. In order to perform clinical trials aimed at developing our product until obtaining its marketing approval, we will need to raise additional financing by issuing securities. Should we fail to raise additional capital under terms acceptable to us, we will be required to reduce our development activities or sell or grant a sublicense to third parties to use all or part of our technologies.

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

As of April 30, 2024, we have no employees, we have only four part-time service providers. To successfully develop our drug candidates and technologies, we must cooperate with third parties or to be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

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

Acquisitions and in-licensing transactions also involve a number of operational risks, including:

●	difficulty and expense of assimilating the operations, technology or personnel of the business;

●	our inability to attract and retain management and key personnel necessary to conduct the business;

●	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

●	exposure to legal claims for activities of the business prior to the acquisition;

●	the diversion of our management’s attention from our other drug development businesses; and

●	the potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

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

A material breach in security relating to the Company’s information systems and regulation related to such breaches, cyber-attacks, or other disruptions could adversely affect the Company, expose us to liability and affect our business and reputation.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging the Company’s reputation. Any person who circumvents the security measures could steal proprietary or confidential customer information or cause interruptions in the Company’s operations.

We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” disgruntled former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

We have implemented information security measures to protect our systems, proprietary information, and sensitive data against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever-changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion.

Any security breach or other incident, whether real or perceived, could cause us to suffer reputational damage. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

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

We also rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. Trade secrets are difficult to protect. While we require our collaborators and consultants to enter into confidentiality agreements, this may not be sufficient to protect our trade secrets or other proprietary information adequately. In addition, we share ownership and publication rights to data relating to some of our drug candidates and technologies with our research collaborators and scientific advisors. If we cannot maintain the confidentiality of this information, our ability to protect our proprietary information will be at risk.

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

Our net cash used in operating activities for the year ended December 31, 2023 was $707 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There is one shareholder (Mr. Alexander Rabinovitch, a director), who in the aggregate beneficially holds approximately 23.54% of our ordinary shares, as of April 30, 2024). As a result, this person, may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2023 and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

On October 18, 2023, the Company received a written notification (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) (the “Listing Rule”) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ADSs for the 30 consecutive business days from September 6, 2023, to October 17, 2023, the Company failed to meet the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days, or until April 15, 2024, to regain compliance.

On April 2, 2024, the Company received formal notice from Nasdaq stating that the Company regained compliance with the minimum bid price requirement set forth in the Listing Rule. To regain compliance with the Listing Rule, the Company’s ADSs were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved from March 18, 2024 through April 1, 2024. Nasdaq has stated that this matter is now closed.

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

Risks Relating to Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

Our headquarters, are located in Israel and we conduct operations in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we have no employees, and our management which provide services through a consultant agreement weren’t called for duty.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Further, in April 2024, Iran launched a direct attack on Israel involving hundreds of drones, ballistic missiles and cruise missiles and may attack again. In addition, Iran is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our operations. the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

We hold most of our cash, cash equivalents and bank deposits in U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels, or NIS, mainly due to payment to Israeli service providers and suppliers. Our investment in the shares of InterCure Ltd. is also in NIS. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations, we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

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

We generally enter into non-competition agreements with our key consultants. These agreements prohibit our key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our key consultants work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

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

A. ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current IP portfolio is surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS).

Company Information and History

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995.

We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since 1993, we have pursued therapeutic and pharmaceutical development programs for the treatment of a variety of indications including hepatitis B, hepatitis C, diabetic neuropathic pain, schizophrenia, SLE, and multiple myeloma, most of which have terminated. We are looking at additional assets both in the field of drug development as well as other fields.

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of December 31, 2023, we hold approximately 1.04% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015).

The ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S., the Securities Act and the Exchange Act.

Our principal offices are located at 26 Ben-Gurion St., Ramat Gan 5112001, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

B. Business Overview

Introduction

We are a biopharmaceutical company, the current core business of which is the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current drug, hCDR1, is a potential treatment for (1) systemic lupus erythematosus, or SLE and (2) Sjogren’s syndrome, or SS.

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

hCDR1 is a peptide (short protein) that is administered subcutaneously and acts as a disease-specific treatment to modify the SLE-related autoimmune process. It postulated to do so by specific upstream immunomodulation through the generation of regulatory T cells, reducing inflammation and resuming immune balance. More than 40 peer-reviewed papers have been published on hCDR1. Two placebo-controlled Phase I trials and a placebo controlled Phase 2 trial, or the PRELUDE trial, were conducted on patients with SLE by Teva Pharmaceutical Industries, Ltd., or Teva, which had previously in-licensed hCDR1 from Yeda Research and Development, or Yeda. The studies consisted of over 400 patients and demonstrated that hCDR1 is well tolerated by patients and has a favorable safety profile. The PRELUDE trial did not achieve its primary efficacy endpoint based on the SLE Disease Activity Index, or SLEDAI scale, resulting in Teva returning the asset to Yeda. However, the PRELUDE trial showed encouraging results in its secondary clinical endpoint, the British Isles Lupus Activity Group index, or BILAG index, and, in fact, the 0.5 mg weekly dose showed a substantial effect. Multiple post-hoc analyses also showed impressive results for this dose using the BILAG index. Such dose will be the focus of the clinical development plan moving forward. Subsequent to Teva’s return of the program to Yeda, the FDA directed that the primary endpoint in future trials for Lupus therapies, including those for hCDR1, should be based on either the BILAG index or the SLE Responder Index (“SRI”). The FDA has provided the Company with written guidance confirming the acceptability of BILAG as the primary endpoint in our planned study. The Company has decided to reduce its research and development expenditures in connection with the execution of clinical trials relating to hCDR1 until full funding for the trials or cooperation with a strategic partner is secured.

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

In preclinical studies, blood mononuclear cells (PBMCs) obtained from blood samples of patients with primary SS (pSS) were incubated in vitro in the presence of hCDR1 and a control peptide. Following 48 hours of incubation, cells were collected and mRNA was prepared from all samples. The expression of various genes was determined using real-time -PCR. The results obtained to date indicate that in vitro incubation of PBMCs of pSS patients with hCDR1 resulted in a significant reduction of gene expression of four pathogenic cytokines known to be involved in SS and lupus (including B-lymphocyte stimulator or BLyS), as well as upregulation of two immunosuppressive genes, one of which is a marker for activity of regulatory T cells. The majority of such effects were previously seen in similar studies involving lupus patients. Because amelioration of SLE manifestations in murine models as well as in SLE patients was associated with down-regulation of pathogenic cytokines, we believe it is likely that hCDR1 is capable of beneficially affecting SS patients. In addition, based on hCDR1’s favorable safety profile in over 400 SLE patients (as noted above), as well as the same route of administration as in SLE and similar doses, we believe we believe in hCDR1 potential to be of benefit for SLE patients as well .

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

Recent Developments

On March 17, 2024 the Company’s board of directors approved the grant of 148,500 options exercisable into 148,500 ADSs of the Company, out of which 138,500 are subject to shareholders meeting to be held on April 30, 2024 (which was approved on April 30, 2024 by Company’s shareholders meeting) to certain officers and directors of the Company. 100,000 options will be fully vested on date of grant and 48,500 options will vest according to Company’s 2011 share option plan.

On March 20, 2024, the Company announced that it entered into a binding term sheet with THE SOCIAL PROXY Ltd. (the “Social Proxy”) an artificial intelligence web data company, developing and powering a unique ethical, intellectual property based, proxy and data extraction platform for artificial intelligence and BI applications at scale (the “Term Sheet”). The proposed Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets.

Pursuant to the Term Sheet, the Company will acquire all of the issued and outstanding share capital of The Social Proxy on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the shareholders of the Social Proxy, such number of ordinary shares of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and the payment of $430,000 to the shareholders of the Social Proxy. In addition, as part of the Transaction, the shareholders of Social Proxy will be issued additional warrants or ordinary shares, which may only be exercised or granted upon reaching certain financial measured milestones within a period of up to three years from the closing of the Transaction. The securities to be issued to the owners of the Social Proxy will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”), as amended, for transactions not involving a public offering. The Transaction is conditioned upon certain closing conditions which are fully described in the Term Sheet. Social Proxy will operate as fully owned subsidiary of the Company and its shareholders will be entitled to appoint two representatives to the Company’s board of directors out of a total of up to seven directors. Consequently, the Company approved to extend the resigning directors options exercise period for an additional 9 months period and up to an aggregate 12 months period following such termination date, which is subject to shareholders approval (which was approved on April 30, 2024 by Company’s shareholders meeting).

In order to support the Company’s financial needs and in order to complete the Transaction, the Company has secured a commitment of an investment of an amount of $1,500,000 through a private placement to be consummated upon and subject to the closing of the Transaction (the “Private Placement”). In exchange for the investment in the Private Placement, the investors will be issued 1,500,000 units (reflecting a price per each unit of US$1.00) consisting of one ADS and one warrant, such warrant may be exercised during a period of five years from its issuance into one ADS at an exercise price of $1.20 per warrant. Consummation of the Private Placement is conditioned upon customary closing conditions and obtaining shareholders’ approval as Alexander Rabinovich, a 23.5% shareholder and a director of the Company, is one of the investors in this Private Placement.

The completion of the Transaction is subject to negotiation of definitive agreements, containing representations, warranties and covenants as well as the satisfaction of various conditions required prior to closing, all as are customary for transactions of this nature, including, without limitation, the satisfaction of the Company, in its sole discretion, of a due diligence into Social Proxy, the approval of the Transaction by the Company’s shareholders and receipt of necessary government or third-party approvals, if required.

On March 27, 2024 we entered into a loan agreement with the Social Proxy. According to the loan agreement, On March 27, 2024, we provided a $150 thousands loan. The loan bears an annual interest of 8%. The loan and accrued interest will be repaid at the earlier of (1) 120 days following March 27, 2024 or (2) the date upon which the parties decide to abandon attempts for Transaction. Upon repayment date, Social Proxy may repay the outstanding loan and accrued interest in 18 equal monthly installments. Social Proxy provided a first priority floating charge over all of it assets as a security to ensure repayment of the loan and accrued interest.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1.

●	A basic patent family entitled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them” for the Treatment of Systemic Lupus Erythematosus” that covers the active pharmaceutical agent, the Edratide peptide. The patent has been granted in a large number of jurisdictions: U.S., Europe (Austria, Denmark, Finland, France, Germany, Ireland, Italy, Liechtenstein, Spain, Sweden, Switzerland, The Netherlands and the UK), Australia, Canada, Hong Kong, India, Israel, Japan, Korea, Mexico, Norway, Hungary and Russia. The patent expired on February 26, 2022 except in the case of the U.S., which expired on September 22, 2022. Even once the patent expired the company is still protected by data exclusivity for 7-10 years in Europe and in the U.S.

●	A patent family for the formulation entitled “Parenteral Formulations of Peptides for the Treatment of Systemic Lupus Erythematosus” that covers a very specific pharmaceutical composition comprising Edratide. It has been granted in the U.S., Europe (Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Ireland, Italy, Netherlands and Sweden), China, India, Israel, Japan, Mexico, and Canada. The patent expired on January 14, 2024. Even once the patent expired the company is still protected by data exclusivity for 7-10 years in Europe and in the U.S.

●	A patent family for treatment of Sjögren’s syndrome with Edratide and similar peptides was filed on January 4, 2018. A patent was Issued in UAS and the application was allowed in Japan and a patent is expected to be granted shortly. A patent application is pending in Europe, Australia, Canada, China, Hong Kong, and Israel.

Other Intellectual Property Rights

We depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

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

Employees

As of April 30, 2024, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have one subsidiary, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma. As of April 30, 2024, we hold approximately 1.04% of the issued and outstanding share capital of InterCure Ltd., a now former subsidiary of ours.

The ADSs are listed for trading on the Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S., the Securities Act and the Exchange Act.

Our principal offices are located at 26 Ben-Gurion St., Ramat Gan 5112001, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2023, 2022 and 2021, and as of December 31, 2023 and 2022, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2023, 2022 and 2021. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands (except per share data)
Continuing operations:
Research and development expenses	(31)	(30)	(30)
General and administrative expenses	(734)	(850)	(1,001)

Operating loss	(765)	(880)	(1,031)

Revaluation of warrants to purchase ADS’s	-	1,054	719
Revaluation of marketable securities	(1,022)	(1,531)	747
Other finance income	41	36	21
Other finance expenses	(36)	(27)	(21)
Finance income (expenses), net	(1,017)	(468)	1,466
Total income (loss) for the year	(1,782)	(1,348)	435

Total income (loss) attributable to:
Equity holders of the Company	(1,782)	(1,348)	435

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(1,782)	(1,348)	435
Basic earnings (loss) per share (in U.S. dollars)	(0.003)	(0.002)	0.001
Diluted earnings (loss) per share (in U.S. dollars)	(0.003)	(0.002)	(0.000)

Consolidated Statements of Financial Position Data:

	As of December 31,
	2023	2022
	U.S Dollars in thousands

Cash and cash equivalents	1,401	2,094
Working capital	1,840	3,619
Total assets	2,426	4,186
Long term liabilities	-	-
Total shareholders’ equity	2,220	3,999
Non-controlling interests	-	-

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

Our general and administrative expenses consist primarily of management fees, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative costs as incurred.

Our results of operations include non-cash compensation expense as a result of the grants of XTL stock options. Compensation expense for awards of options granted to key service providers and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options (see details below.)

For awards of options to consultants and other third-parties, according to IFRS 2, the treatment of such options is the same as employee options compensation expense (see note 12 to the consolidated financial statements for the year ended December 31, 2023). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

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

A. Results of Operations

Year ended December 31, 2023 compared to the year ended December 31, 2022

Research and Development Expenses. Research and development expenses in the years ended December 31, 2023 and 2022 totaled approximately $31 thousand and $30 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2023 and 2022 totaled approximately $734 thousand and $850 thousand, respectively. The decrease in 2023 compared to 2022 is mainly from lower patent fee and from lower insurance fee.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2023 and 2022, the Company recognized no impairments. For further information, see also Note 8 of the consolidated financial statements for the year ended December 31, 2023.

Finance income (expenses), net. Finance income, net for the years ended December 31, 2023 and 2022 totaled approximately $1,017 thousand and $468 thousand, respectively. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s which wasn’t recognized during 2023.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Refer to Form 20-F of December 31, 2022.

Material Accounting Policies

We describe our material accounting policies in Note 3 to our consolidated financial statements for the year ended December 31, 2023.

Impact of Inflation and Currency Fluctuations

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

As of December 31, 2023, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $144 thousand lower (2022 loss would have been approximately $152 thousand higher; 2021 - profit approximately $328 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and marketable securities – investment in InterCure Ltd.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Taxable income of the Company is subject to a corporate tax rate as follow: 2023 and 2022 - 23%.

As of December 31, 2023, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2023, our net operating loss carry forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $38.9 million and approximately $22.9 million capital loss carryforward which may be offset against future capital gain. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2023, we received net proceeds of approximately $85.9 million from various private placement transactions, public offerings and exercises of warrants.

As of December 31, 2023, we had approximately $1,401 thousands in cash and cash equivalents, compared to approximately $2,094 thousands on December 31, 2022. The decrease is mainly from the general and administrative expenses of 2023.

Net cash used in operating activities for the year ended December 31, 2023 was $707 thousand, compared to net cash used in operating activities of $901 thousand for year ended December 31, 2022. The decrease in net cash used in operating activities is mainly from the general and administrative expenses of 2023.

Net cash provided by investing activities for the year ended December 31, 2023 was $41 thousand compared to $36 thousand for the year ended December 31, 2022. The increase in net cash provided by investing activities is due to an increase in interest income from deposits.

No Net cash provided by financing activities for the year ended December 31, 2023 and for the year ended December 31, 2022.

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

We expect to incur additional losses through the end of 2024 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

C. Research and Development, Patents and Licenses

Research and development costs in 2023, 2022, 2021 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. As part of the preparations for a planned clinical study of hCDR1, the Company engaged regulatory and clinical consultants and completed work on CMC, including production and testing of the drug substance and drug product.

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

The following table sets forth the research and development costs for the years 2023, 2022 and 2021 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2023	2022	2021

hCDR1	31	30	30
Total Research and Development	31	30	30

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

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Shlomo Shalev	62	Chief Executive Officer and Director
Itay Weinstein	52	Chief Financial Officer
Osnat Hillel Fain	58	Non-Executive and External Director
Iris Shapira Yalon	56	Non-Executive and External Director
Alexander Rabinovich	53	Non-Executive Director
Doron Turgeman	55	Non-Executive Director and Chairman of the Board
Dr. Jonathan Schapiro	63	Non-Executive Director
Dr. Dobroslav Melamed	46	Non-Executive Director

Shlomo Shalev joined our Board of Directors in December 2014. On May 19, 2020, Mr. Shalev was appointed to serve as Chief Executive Officer of the Company. In August 2015, Mr. Shalev was appointed to serve as Chairman, and served in such capacity through June 2018. He most recently served as Chairman of the Board of Intercure, a TASE and Nasdaq listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel. We believe Mr. Shalev’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a Director of our Board of Directors.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2023 (8 persons) was approximately $243 thousand.

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

For further details regarding share options granted to our directors and service providers, see Note 12 and 19 to the consolidated financial statements for the year ended December 31, 2023.

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

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a director. Commencing on such date, Dr. Schapiro shall serve as a consultant to us for a monthly fee of $2,000 increasing to $3,000 upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition, under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described below). One third of the options vest on the twelve month anniversary of the grant date, and the remaining two thirds vest on a quarterly basis over the following two years provided Dr. Schapiro provides services to us. The options have a term of ten years. The consulting agreement continues in force unless terminated without cause upon 30 days’ advance written notice.

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

The initial term of an external director is three years and may be extended for two additional three-year terms. Notwithstanding, pursuant applicable articles of the Companies Regulations (Reliefs for Israeli companies whose securities are listed for trading on a stock exchange outside of Israel), promulgated under the Companies Law and as amended from time to time, following the Audit Committee and the Board of Directors recommendation, the Company shareholders may re-elect an external director for additional terms. An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

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

We have adopted a written charter for our audit committee, setting forth its responsibilities as outlined by the regulations of the SEC. In addition, our audit committee has adopted procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls, or auditing matters and the submission by our key consultants of concerns regarding questionable accounting or auditing matters. In addition, SEC rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We are in compliance with the independence requirements of the SEC rules.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the key consultants of the company;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

D. Employees

As of April 30, 2024, we have no employees, only four part-time service providers. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 30, 2024 by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 544,906,149 ordinary shares outstanding as of April 30, 2024 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 30, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Shlomo Shalev Chief Executive Officer and Director	14,669,309	(1)	2.63%
Osnat Hillel Fain Director	150,000	(2)	*
Iris Shapira Yalon Director	150,000	(3)	*
Alexander Rabinovich Director	128,288,887	(4)	23.54%
Jonathan Schapiro Director	300,000	(5)	*
Dobroslav Melamed Director	150,000	(6)	*
Doron Turgeman Director	490,000	(7)	*
Itay Weinstein Chief Finance Officer	-		-

Directors and Senior Management as a group (8 persons)	144,198,196		26.26%

Beneficial owners of 5% or more

Alexander Rabinovitch	128,288,887		23.54%

*	Denotes less than 1%

(1)	Includes (i) 3,019,309 ordinary shares, (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, (iii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iv) 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030.

(2)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4 per share exercisable until March 24, 2025.

(3)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0495 per share exercisable until March 1, 2033.

(4)	Includes (i) 62,149,487 ordinary shares, and (ii) 661,394 ADSs representing 66,139,400 ordinary shares.

(5)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4915 per share exercisable until December 29, 2024.

(6)	Includes 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

(7)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.4325 per share exercisable until December 29, 2024.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s directors and consultants. In addition to the discussion below, see note 12 of our consolidated financial statements for the year ended December 31, 2023.

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

As of December 31, 2023, we have granted to directors and consultants options that are outstanding to purchase up to 12,550,000 ordinary shares under two share option plans.

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

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by us and the abovementioned section 102, we are not entitled to receive a tax deduction that relates to remuneration paid to employees, including amounts recorded as salary benefit for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by our Board of Directors on the date of the actual allocation. On March 14, 2023, Company’s Board of directors approved to extend retroactively the expire date of the 2011 plan by additional 5 years to August 29, 2026.

As of December 31, 2023, we have granted options to purchase 12,550,000 ordinary shares under the 2011 Plan at exercise prices between $0.03 and $0.17 per ordinary share.

For further details regarding share options granted to our directors and service providers, see note 12 and 19 to the consolidated financial statements for the year ended December 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date hereof, there were 2,879,572 ADSs outstanding, held by approximately 50 DTC participants and a registered shareholder, whose holdings represented approximately 52.8% of the total outstanding ordinary shares.

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% since 2018. However, the effective tax rate imposed on a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), grants several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income deriving from defense loans, and is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production (and several other activities listed in the said law, and are associated with industrial production).

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of patents and/or rights to use a patent and know-how which were purchased in good faith and/or are used for the development or advancement of the Industrial Enterprise over an eight-year period;

●	deduction of expenses incurred in connection with the issuance and listing of shares on a stock market over a three-year period; and

●	under certain conditions, an election to file its tax returns along with related Israeli Industrial Companies.

There can be no assurance that we currently qualify, or will continue to qualify, as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel and that is not wholly owned by a governmental entity, which:

●	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Income Tax Ordinance;

●	keeps acceptable ledgers and files reports in accordance with the provisions of the Investment Law and the Income Tax Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2017, a Preferred Company is currently entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate is currently 7.5% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, such dividends should be exempt from tax (although, if such dividends are subsequently distributed to non-Israeli individuals or a non-Israeli company, tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and entered into effect as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides additional tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and may thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area A. In addition, a Preferred Technology Enterprise may enjoy a reduced capital gains tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, pending that the sale receives is pre-approved by the IIA.

Dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

As we have not yet generated taxable income, there is no assurance that we qualify as a Preferred Technology Enterprise or that the benefits described above will be available to us in the future.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (SSH) at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to refrain from withholding at source at the time of sale.

It should be noted that in the event that the real capital gain realized by an individual shareholder is not exempt from tax in Israel, the tax rates applicable to Israeli resident individual shareholders should generally apply.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless a tax relief is provided by a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable Israeli income tax rate is 30%. Notwithstanding the above, dividends paid from income derived from Preferred Enterprises will be subject to Israeli income tax at a rate of 20%. In addition, dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

In this regard, dividends paid to a non-Israeli resident shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate (e.g., in accordance with the provisions of an applicable tax treaty).

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

In addition, it should be noted that an additional 3% tax might be applicable to individual shareholders if certain conditions are met.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting stock of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate tax.

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith

U.S. Federal Income Tax Considerations

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2023, our portfolio of financial instruments consists of cash and cash equivalents and marketable securities. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2023, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $144 thousand lower (2022 - loss would have been $152 thousand higher; 2021 - profit approximately $328 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2023, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2023 were effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management concludes our internal control over financial reporting was effective as of December 31, 2023.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Not applicable.

(d) Internal controls. There has been no significant change in our internal control over financial reporting that occurred during the year ended December 31, 2023.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Osnat Hillel Fain, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable to all directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (http://www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 26 Ben-Gurion St., Ramat Gan 5112001, Israel.

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

Principal Accountant Fees and Services

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant, for the years ended December 31, 2023 and December 31, 2022:

	2023	2022
	U.S. dollars in thousands
Audit fees	80	75
Tax services	5	5
Total	85	80

The audit fees for the year ended December 31, 2023 and 2022 were for professional services rendered for the audit of our annual consolidated financial statements and for review of interim consolidated financial information.

In the fiscal years ended December 31, 2023 and December 31, 2022 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

Not applicable

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

The Company does not follow NASDAQ Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

The Company does not follow NASDAQ Rule 5635(c), which requires shareholder approval prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with such issuances.

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 26 Ben-Gurion St., Ramat Gan 5112001, Israel.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our chief financial officer, to manage the risk assessment and mitigation process.

Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As part of our overall risk management system, we monitor and test our safeguards and train our key consultants on these safeguards, in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage consultants, or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We are in the process of requiring each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

As of the date of this report, we have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XTL Biopharmaceuticals Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2022.

Tel Aviv, Israel

April 30, 2024

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	1,401	2,094
Marketable securities – InterCure Ltd.	6	605	1,627
Prepaid expenses and other current assets	7	40	85

		2,046	3,806

NON-CURRENT ASSETS:
Intangible assets	8	380	380

		380	380

Total assets		2,426	4,186

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9	206	187

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	11, 12
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2023 and 2022 - 1,450,000,000; Issued and outstanding - December 31, 2023 and 2022 - 544,906,149.		14,120	14,120
Additional paid in capital		146,326	146,326
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(158,246)	(156,467)

Total equity		2,220	3,999

Total liabilities and equity		2,426	4,186

The accompanying notes are an integral part of the consolidated financial statements.

Shlomo Shalev	Doron Turgeman	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: April 30, 2024.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2023	2022	2021
	Note	U.S. dollars in thousands (except per share data)

Research and development expenses	13	(31)	(30)	(30)
General and administrative expenses	14	(734)	(850)	(1,001)

Operating loss		(765)	(880)	(1,031)

Revaluation of warrants to purchase ADS's	10	-	1,054	719
Revaluation of marketable securities	6	(1,022)	(1,531)	747
Other finance income		41	36	21
Other finance expenses		(36)	(27)	(21)

Finance income (expenses), net	15	(1,017)	(468)	1,466

Total comprehensive income (loss) for the year		(1,782)	(1,348)	435

Basic earnings (loss) per share (in U.S. dollars):	18	(0.003)	(0.002)	0.001
Diluted loss per share (in U.S. dollars):	18	(0.003)	(0.002)	(0.000)

Weighted average number of issued ordinary shares		544,906,149	544,906,149	531,995,467
Diluted weighted average number of ordinary shares		544,906,149	544,909,149	615,548,446

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2023	14,120	146,326	(156,467)	20	3,999

loss for the year	-	-	(1,782)	-	(1,782)

Share-based payment	-	-	3	-	3

Balance as of December 31, 2023	14,120	146,326	(158,246)	20	2,220

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2022	14,120	146,326	(155,133)	20	5,333

loss for the year	-	-	(1,348)	-	(1,348)

Share-based payment	-	-	14	-	14

Balance as of December 31, 2022	14,120	146,326	(156,467)	20	3,999

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands

Cash flows from operating activities:

Income (loss) for the year	(1,782)	(1,348)	435
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	1,075	447	(1,484)

Net cash used in operating activities	(707)	(901)	(1,049)

Cash flows from investing activities:

Interest from bank deposit	41	36	8

Net cash provided by investing activities	41	36	8

Cash flows from financing activities:

Exercise of warrants	-	-	385

Net cash provided by financing activities	-	-	385

Decrease in cash and cash equivalents	(666)	(865)	(656)
Losses from exchange rate differences on cash and cash equivalents	(27)	(10)	(6)
Cash and cash equivalents at beginning of year	2,094	2,969	3,631

Cash and cash equivalents at end of year	1,401	2,094	2,969

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

			Year ended December 31,
			2023	2022	2021
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation		-	1	1
	Revaluation of marketable securities	6	1,022	1,531	(747)
	Revaluation of warrants		-	(1,054)	(719)
	Share-based payment expense	12	3	14	37
	Losses from exchange rate differences on cash and cash equivalents		27	10	6
	Interest income		(41)	(36)	(8)

			1,011	466	(1,430)
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses and other current assets		45	25	(31)
	Increase (decrease) in accounts payable		19	(44)	(23)

			64	(19)	(54)

			1,075	447	(1,484)

(b)	Non-cash activities:

	Exercise of warrants		-	-	864

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 26 Ben-Gurion Street, Ramat Gan, Israel. The Company has decided, at this time, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of December 31, 2023, the Company has a wholly-owned subsidiary, Xtepo Ltd. ("Xtepo"), which was incorporated in Israel.

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

The Company expects to incur additional losses in 2024 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. The Company decided to seek collaboration with third parties to finance the clinical trials and continues to seek additional assets.

c.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers. Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict. The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

As a result, its operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect its business, prospects, financial condition and results of operations. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Further, in April 2024, Iran launched a direct attack on Israel involving hundreds of drones, ballistic missiles and cruise missiles and may attack again. Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

d.	On March 19, 2024, the Company has entered into a binding term sheet, subject to due diligence, with THE SOCIAL PROXY Ltd. (the “Social Proxy”) an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale (the “Term Sheet”).

Pursuant to the Term Sheet, the Company will acquire all of the issued and outstanding share capital of Social Proxy on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the shareholders of the Social Proxy, by way of a private placement, such number of ordinary shares of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and the payment of $430 thousands to the shareholders of the Social Proxy. In addition, as part of the Transaction, the shareholders of Social Proxy will be issued additional warrants or ordinary shares, which may only be exercised or granted upon reaching certain financial measured milestones within a period of up to 3 years from the closing of the Transaction. The Transaction is conditioned upon certain closing conditions which are fully described in the Term Sheet.

Social Proxy will operate as fully owned subsidiary of the Company and its shareholders will be entitled to appoint 2 representatives to the Company’s board of directors out of a total of up to 7 directors.

The proposed Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets.

In addition, the Company secured an investment commitment from several shareholders (including one shareholder, who is also a related party), in the amount of US$1,500 thousand through a private placement to be consummated upon and subject to the closing of the Transaction (the “Private Placement”). In exchange for the investment in the Private Placement, the investors will be issued 1,500,000 units (reflecting a price per each unit of US$1.00) consisting of one ADS and one warrant, with each such warrant being exercised during a period of five years from its issuance into one ADS at an exercise price of US$1.20 per warrant. The Investment is conditioned upon customary closing conditions and obtaining shareholders’ approval (which was approved on April 30, 2024 by Company’s shareholders meeting).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

e.	Definitions:

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

f.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on April 30, 2024.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of Compliance:

The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

b.	Basis of measurement:

The Financial Statements have been prepared under the historical cost convention, except for financial assets and liabilities measured at fair value.

c.	Use of judgments and estimates:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

d.	Translation of balances and transactions in foreign currency:

1.	Functional currency and presentation currency:

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate of
U.S. $ 1
As of	NIS

December 31, 2023	3.627
December 31, 2022	3.519

2.	Transactions and balances:

Transactions in a currency other than the Functional Currency (“Foreign Currency”) are translated into the Functional Currency using the exchange rates at the dates of the transactions. After initial recognition, monetary assets and liabilities denominated in Foreign Currency are translated at the end of each reporting period into the Functional Currency at the exchange rate at that date.

Exchange differences are recognized in the statement of comprehensive income (loss) in the line-item finance income (expenses), net. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

e.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: "Disclosure of Accounting Policies" (“the Amendment”)

According to the Amendment, companies must provide disclosure of their material accounting policies rather than their material accounting policies. Pursuant to the Amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The Amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The Amendment also clarifies that immaterial accounting policy information need not be disclosed.

As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

a.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets (see also Note 8). The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed and the asset is available for use.

2.	Research and development:

Research expenditures are recognized as expenses when incurred.

b.	Impairment of non-financial assets:

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

Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position. Company’s intangible asset is not yet available for use and therefore not amortized, an impairment in its respect is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

c.	Investments and other financial assets:

The Group classifies its equity investments as financial assets at fair value through profit or loss (FVPL).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

d.	Share-based payment:

The Group operates share-based payment plan to employees, directors, officers and to other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, directors, officers and other service providers, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of options granted is measured according to the Black-Scholes model as of the date of grant (the date of the Company's Board of Directors' decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

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

e.	Earning (loss) per share:

Basic earning (loss) per share is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

For the diluted earnings per share calculation, the weighted average number of shares outstanding during the year is adjusted for the average number of shares and ordinary shares that are potentially issuable in connection with service-provider share-based payment and warrants, using the treasury stock method. If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

f.	Leases:

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

The Company leases an office. The Company has a termination option with a notice period of 60 days. Therefore, the enforceable period of the lease is 60 days, and the lease qualifies for the short-term lease exemption.

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

As of December 31, 2023, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $144 thousand lower (2022 - loss would have been $152 thousand higher; 2021 - profit approximately $328 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents and investment in marketable securities.

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

Surplus cash held to finance operating activities is invested in interest bearing current accounts and time deposits. The Company holds cash and deposits with banks and financial institutions and in the estimation of management, the credit risk for these financial instruments is low.

These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2023 and 2022, the maturity of the Group’s financial liabilities are less than one year from each of the reporting dates.

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

Financial asset of the group is classified in one category: measured subsequently at fair value or through profit or loss.

As of December 31, 2023 and 2022, all financial liabilities were classified in one category: Trade and other account payables, measured at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c.	Changes in financial liabilities classified as cash flow from finance activities:

Warrants
U.S. dollars in thousands

Balance as of December 31, 2020	2,637
Revaluation during the year	(719)
Exercises during the year	(864)
Balance as of December 31, 2021	1,054
Revaluation during the year	(1,054)
Balance as of December 31, 2022	-
Revaluation during the year	-
Balance as of December 31, 2023	-

NOTE 5:	CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022
	U.S. dollars in thousands

Cash in banks and on hand	133	1,413
Bank deposits with original maturities of three months or less*	1,268	681

	1,401	2,094

*	Deposits with maturity of less than three months, which in 2023 bear an interest of 4.41%-5.1% per annum (in 2022: 4.5%).

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2023	2022
	U.S. dollars in thousands

U.S. dollars	382	2,009
NIS (not linked to the Israeli CPI)	1,019	85

	1,401	2,094

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	December 31,
	2023	2022
	U.S. dollars in thousands

Marketable securities - InterCure Ltd	605	1,627

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2023 and 2022 the Company holds approximately 1.04% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE” and at the Nasdaq Capital Market - “Nasdaq”).

c.	Changes in marketable securities for the years ended December 31, 2023, 2022 and 2021, were as follows:

	December 31,
	2023	2022	2021
	U.S. dollars in thousands

Fair value opening balance	1,627	3,158	2,411
Changes in fair value during the year	(1,022)	(1,531)	747

Fair value closing balance	605	1,627	3,158

NOTE 7:	PREPAID EXPENSES AND OTHE CURRENT ASSETS

Composition:

	December 31,
	2023	2022
	U.S. dollars in thousands

Prepaid expenses and other receivables	29	71
Government authorities (*)	11	14

	40	85

(*)	The government authorities are monetary items, which are denominated or linked is NIS.

The carrying amount of government authorities is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda, as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The license from Yeda also included all clinical data of the phase 1 and phase 2A conducted in the hCDR1. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

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

As of December 31, 2023, all expense reimbursement for patent expenses to Yeda in the amount of $380 thousands were paid, except for a remaining liability of $127 thousand, disclosed under accounts payable. The reason for the remaining liability is that the Company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone (commencement of Phase 2) was not met yet.

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

The Company exclusively licensed two families of patents relating to hCDR1:

One expired on September 22, 2022 (in the US. For all other countries, it expired on February 26, 2022) and the other expired on January 14, 2024.

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

In order to measure the recoverable amount of the hCDR1 asset, Company management deducted the fair value of its other assets and liabilities from the amount representing its market value as of December 31, 2023. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company's financial statements as of December 31, 2023, 2022 and 2021.

b.	Composition and movement:

There were no changes or movements in 2023, 2022 and 2021 and the balance remained $380 thousands.

NOTE 9:	ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2023	2022
	U.S. dollars in thousands

Trade payables	1	2
Accrued expenses	205	185

	206	187

The carrying amount of accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of accounts payable is denominated in the following currencies:

	December 31,
	2023	2022
	U.S. dollars in thousands

U.S. dollars	157	137
NIS (not linked to the Israeli CPI)	49	50

	206	187

NOTE 10:	WARRANTS

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS's and 2,400,000 warrants to purchase the same amount of ADS's. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism.

IFRS 13 "Fair Value Measurement", ("IFRS 13"), defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

IFRS 13 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. IFRS 13 establishes three levels of inputs that may be used to measure fair value.

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

The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company`s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants were classified as level 3.

The Company used the following assumptions to estimate the Investors' warrants:

	December 31,
	2023	2022	2021

Risk-free interest rate (1)	-	-	0.19%
Expected volatility (2)	-	-	60.83-62.46%
Contractual term life (in years) (3)	-	-	0.63-0.68
Dividend yield (4)	-	-	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

For more information about the warrants exercised during 2021, see Note 18.

During 2022, all warrants have expired and as such, as of December 31, 2023 and 2022 there are no outstanding warrants.

NOTE 11:	SHARE CAPITAL, RESERVES AND ACCUMULATED DEFICIT

a.	The Company’s Ordinary shares of NIS 0.1 par value are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. Each ADS consist of 100 Company’s Ordinary shares.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	Company’s authorized share capital is 1,450,000,000 Ordinary Shares.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SHARE-BASED PAYMENT

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

As of December 31, 2023, the remaining number of options available for grant under the 2011 Plan is 17,450,000 options.

On March 2, 2023, the Company’s shareholders approved the grant of options exercisable into 150,000 of the Company’s ordinary shares to one of Company’s directors for an exercise price of NIS 0.0495 per share (USD 0.014 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options were fully vested on the day of grant.

On March 14, 2023, Company’s Board of directors approved retroactively to extend the expire date of the 2011 plan by additional 5 years to August 29, 2026.

Regarding options granted subsequent to balance sheet date and the extension of exercise period for certain directors, refer to Note 19.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	12,400,000	0.05	12,400,000	0.05	16,200,000	0.07
Granted	150,000	0.01	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	(3,433,331)	0.16
Forfeited	-	-	-	-	(366,669)	0.08

Outstanding at end of year	12,550,000	0.05	12,400,000	0.05	12,400,000	0.05

Exercisable at end of year	12,550,000	0.05	10,733,330	0.05	7,399,998	0.07

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SHARE-BASED PAYMENT (Cont.)

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2023			2022
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	6.07	10,900,000	0.03 - 0.14	6.94
1,500,000	0.17	1.66	1,500,000	0.17	2.66
150,000	0.01	9.17	-	-	-

12,550,000			12,400,000

December 31, 2021
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	7.94
1,500,000	0.17	3.66

12,400,000

Share based expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 for grant of options to employees and service providers were $3, $14 and $37 thousand, respectively.

The table below summarizes the outstanding options as of December 31, 2023 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD in thousands	Vesting schedule

750,000	Four Directors	December 30, 2014	0.4325-0.4915	46	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
150,000	One Director	March 25, 2015	0.40	24	33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in 8 equal portions each quarter over a period of 2 years from the first
1,500,000	Chairman of Board	March 31, 2016	0.6	63	12 equal portions each quarter over a period of 3 years from the date of grant
10,000,000	Chief Executive Officer	July 7, 2020	0.09	103	12 equal portions each quarter over a period of 3 years from the grant date
150,000	Director	March 2, 2023	0.0495	1	Fully vested on date of grant

12,550,000

(*)	Date of the Company's Board of Directors’ decision (or shareholders, if required). As of December 31, 2023, all options are vested and therefore there is no unrecognized compensation cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2023 is estimated at the date of grant using a Black-Scholes model with the following weighted average assumptions:

March 2, 2023

Dividend yield	0%
Expected volatility	67.5%
Risk-free interest	4.08%
Expected life (years)	10

We have calculated the volatility based on the Company's historical volatility. The share price was set according to the Company's share market value.

No options were granted in 2022 and 2021.

NOTE 13:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands

Fees related to service providers	31	30	30

NOTE 14:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands

Management fees and expenses relating to service providers	107	117	123
Share based payment expense	3	14	37
Patents and fees	94	141	137
Directors’ fees	60	68	64
Investor relations and travel	-	-	3
Rent and office maintenance	12	6	15
Insurance	119	202	229
Professional services	330	291	381
Other	9	11	12

	734	850	1,001

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Finance expenses:
Revaluation of marketable securities	(1,022)	(1,531)	-
Bank account management fees and commissions	(4)	(11)	(21)
Exchange rate differences	(32)	(16)	-

Total finance expenses	(1,058)	(1,558)	(21)

Finance income:
Revaluation of warrants to purchase ADS's	-	1,054	719
Revaluation of marketable securities	-	-	747
Interest income on bank deposits	41	36	8
Exchange rate differences	-	-	13

Total finance income	41	1,090	1,487

Finance income (expenses), net	(1,017)	(468)	1,466

NOTE 16:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Since the tax year 2018, the taxable income of the Company and its subsidiary is subject to a corporate tax rate of 23%.

b.	The Group’s carryforward tax losses as of December 31, 2023, totaled approximately $39 million which may be carried forward and offset against taxable income in the future for an indefinite period and approximately $23 million capital loss carryforward which may be offset against future capital gain. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	The main reconciling items between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (23%) and the taxes recorded in the statements of comprehensive income (loss) in the reporting year are revaluation expenses (income) not recognized for tax purposes, changes in taxes resulting from exchange rate differences, changes in deferred tax for tax losses carryforwards, and taxable losses for which no deferred taxes were recognized.

d.	Tax assessments:

The Company and Xtepo filed self-assessments that are deemed final through the 2018 tax year.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	TAXES ON INCOME (Cont.)

e.	Unrecognized deferred taxes:

As of December 31, 2023 and 2022, the Company’s had a deferred tax liability of approximately $141 thousand and $86 thousand, respectively due to an investment in marketable securities – InterCure Ltd. The deferred tax liability was fully offset by a deferred tax asset due to utilization of tax losses from prior years.

NOTE 17:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands

Management fees, directors, and consulting fees	240	262	263
Share-based payments	3	14	37

	243	276	300

Number of persons	8	8	8

The Company pays to an accounting firm of which the company's CFO is a Partner (“accounting firm”), a monthly fees of NIS 15 thousand (approximately $4 thousand) for controller and bookkeeping services. Total fees for controller and bookkeeping services for the years ended 2023, 2022 and 2021 were approximately $49 thousand, $53 thousand and $66 thousands respectively.

In addition, as of December 31, 2023 and 2022, the Company’s balances with key management personnel and the accounting firm, totaled approximately $32 thousand and $34 thousands (all of which were linked to the NIS).

For further information regarding share-based payment to related parties, see also Note 12 above and Note 19.

InterCure Ltd:

As of December 31, 2023 and 2022, the Company's share in the shares of InterCure Ltd was 1.04%.

The Company's investment in the shares of InterCure Ltd is presented as Marketable securities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

As of December 31, 2023 and 2022, the Company’s balances of InterCure Ltd's shares total approximately $605 thousand and $1,627 thousand, respectively. See also Note 6.

The Company subleases an office from Canndoc Ltd., which is a subsidiary of InterCure Ltd. During 2023, 2022 and 2021, the Company recorded rent expenses of approximately $11 thousands, $5 thousands and $14 thousands to Canndoc Ltd. As of December 31, 2023, the balance due from Canndoc Ltd was $3 thousands.

Regarding investment agreement signed subsequent to balance sheet date with one of the Company’s shareholders see Note 1d.

NOTE 18:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings per share (EPS) is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding.

Profit (loss) attributed to ordinary shareholders (basic)

	2023	2022	2021
	U.S. dollars in thousands
Total comprehensive income (loss) for the year	(1,782)	(1,348)	435

Weighted-average number of ordinary shares (basic)

	2023	2022	2021
	Number of shares
Issued ordinary shares at January 1	544,906,149	544,906,149	514,205,799
Issued March 7,2021 due to warrant exercise	-	-	10,634,406
Issued May 4, 2021 due to warrant exercise	-	-	639,508
Issued July 6, 2021 due to warrant exercise	-	-	4,145,205
Issued August 30, 2021 due to warrant exercise	-	-	1,179,452
Issued September 1, 2021 due to warrant exercise	-	-	414,384
Issued October 11, 2021 due to warrant exercise	-	-	776,713

Weighted average number of ordinary shares (basic)	544,906,149	544,906,149	531,995,467

Diluted earnings (loss) per share

The calculation of diluted EPS is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	EARNINGS (LOSS) PER SHARE (Cont.)

Profit (loss) attributed to ordinary shareholders (diluted)

	2023	2022	2021
	U.S. dollars in thousands
Total comprehensive income (loss) for the year (basic)	(1,782)	(1,348)	435
Warrant revaluation income	-	-	(660)
	(1,782)	(1,348)	(225)

Weighted-average number of ordinary shares (diluted)

	2023	2022	2021
	Number of shares
Weighted-average number of ordinary shares (basic)	544,906,149	544,906,149	531,995,467
Effect of warrants	-	-	83,552,979

Weighted average number of ordinary shares (diluted)	544,906,149	544,906,149	615,548,446

In 2023 and 2022 all options and warrants were excluded from the diluted weighted average number of shares calculation because their effect would have been anti-dilutive. In 2021, 12,400,000 options and 650,000 warrants (each warrant is exercisable to 100 shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

The average market value of the Company’s shares for calculating the dilutive effect of share options and warrants was based on quoted market prices for the year during which the options were outstanding.

NOTE 19:	SUBSEQUENT EVENTS

On March 17, 2024 the Company’s board of directors approved the grant of 148,500 options exercisable into 148,500 ADSs of the Company, out of which 138,500 are subject to shareholders meeting to be held on April 30, 2024 (which was approved on April 30, 2024 by Company’s shareholders meeting) to certain officers and directors of the Company. 100,000 options will be fully vested on date of grant and 48,500 options will vest according to Company’s 2011 share option plan.

On March 19, 2024, the Company signed a binding term sheet, subject to due diligence, with THE SOCIAL PROXY Ltd. (the “Social Proxy”) to acquire all of the issued and outstanding share capital of Social Proxy on a fully diluted basis. The acquisition included, among other things, the grant to the Social Proxy current shareholders of the right to appoint of 2 new directors to the Company’s board of directors, against the resignation of 2 Company’s current directors. Consequently, the Company approved to extend the resigning directors options exercise period for an additional 9 months period and up to an aggregate 12 months period following such termination date, which is subject to shareholders approval (which was approved on April 30, 2024 by Company’s shareholders meeting).

In addition, the Company has secured a commitment of an investment of an amount of US$1,500 thousands through a private placement to be consummated upon the closing of the Transaction, see also Note 1d.

On March 27, 2024 the Company entered into a loan agreement with the Social Proxy. According to the loan agreement, on March 27, 2024, the Company provided the Social Proxy with a loan of US$150 thousand. The loan bears an annual interest of 8%. The loan and accrued interest will be repaid at the earlier of (1) 120 days following March 27, 2024 or (2) the date upon which the parties decide to abandon attempts for Transaction. Upon repayment date, Social Proxy may repay the outstanding loan and accrued interest in 18 equal monthly installments. Social Proxy provided a first priority floating charge over all of it assets as a security to ensure repayment of the loan and accrued interest.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2.1	Description of Securities (11)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Consulting Agreement dated January 1, 2015 between XTL Biopharmaceuticals Ltd. and Schapiro Education Ltd. (6)

8.1	List of Subsidiaries (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002,*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

99.7	Clawback Policy*

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

(11)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: April 30, 2024	Signature:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer