Form 20-F
period 2024-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2025-04-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Noam Band

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

As of December 31, 2024, 881,385,176 Ordinary Shares were issued and outstanding. This number includes 9,861,521 American Depositary Shares and excludes 372,957,973 dormant ordinary shares.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Item 5. Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

●	our ability to continue operating as a going concern;
●	fluctuations in the market price of our securities;

●	the possibility that our securities could be delisted from The Nasdaq Capital Market or the Tel-Aviv Stock Exchange (“TASE”);

●	potential dilution to the holders of our securities as a result of future issuances of our securities;

●	fluctuations in our results of operations;

●	the availability of capital to satisfy our working capital requirements;
●	our current and future capital requirements and our ability to raise additional funds to satisfy our capital needs;
●	our ability to identify potential acquisition targets or our ability to consummate such transactions;

●	the integration and effects of our acquisitions, including the acquisition of The Social Proxy;

●	the accuracy of our financial forecasts and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

●	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

●	the Company’s offices are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East;

●	our ability to obtain and maintain intellectual property protection for our core assets and the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●	other risks and uncertainties described in this report.

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

A. [Reserved]

B. Capitalization And Indebtedness

Not applicable.

C. Reasons For Offer And Use Of Proceeds

Not applicable.

D. Risk Factors

Before you invest in our ordinary shares or American Depositary Shares, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our consolidated financial statements and related notes included elsewhere in this report, before you decide to purchase our ordinary shares or American Depositary Shares (“ADSs”). If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares or ADSs could decline and you could lose part or all of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties, not presently known to us or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Summary

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	Management has concluded that there is substantial doubt about our ability to continue as a going concern which could prevent us from obtaining new financing on reasonable terms or at all..

●

The Social Proxy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges we may encounter. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability.

●	The data collection and proxy services markets are rapidly evolving within an increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

●	There is increasing regulatory scrutiny of web data collection and if we fail to ensure that our products and services are in compliance with such regulations or industry standards our business and financial results may be adversely affected.

●	Data localization and sovereignty laws may restrict our access to web data and increase compliance costs.

●	Growing anti-scraping mechanisms and technological barriers may limit our operations web scraping and automated data collection techniques are essential to our business.

●	We are engaged in on-going development of our current and future products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all

●

We plan to eventually introduce improved as well as new products and services as working capital and cash flow may permit, and our business will be harmed if we are not successful in selling these improved as well as new products and services to our existing customers and new customers.

●	Our business is dependent upon data companies adopting The Social Proxy’s platform and if we fail to obtain broad adoption, our business will be adversely affected.

●	If we are unable to acquire new customers, our future revenues and operating results will be harmed.

●	If we are unable to sell additional products and services to our existing customers, our future revenues and operating results may be harmed.

●	We face intense competition from other data collection service providers, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

●	Our dependence on third-party internet service providers, or ISPs, proxy network providers, data center proxy providers and mobile carriers, exposes us to risks.

●	To the extent we experience management turnover, this will create uncertainties and could harm our business.

●	If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

●	Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

●	If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

●

Growth in our business could strain our personnel resources and infrastructure; if we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

●	If we are unable to support demand for our platform or any of our future products or services, our business could suffer.

●	Any acquisitions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful. We may not realize the benefits of these acquisitions.

●	Our business involves risks and uncertainties that may not be covered by our insurance.

●	If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

●	Litigation or third-party claims of intellectual property infringement could require us to spend substantial time, money and other resources defending such claims and adversely affect our ability to develop and commercialize our products.

●	If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

●	The ADSs are traded in small volumes, limiting ability to sell ADSs that represent ordinary shares at a desirable price, if at all.

●	Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

●	Concentration of ownership of our ordinary shares among our principal stockholders may prevent new investors from influencing significant corporate decisions.

●	Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

●	Holders of our ordinary shares or ADSs who are U.S. citizens or residents may be required to pay additional income taxes.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and the requirements of the Nasdaq Stock Market LLC (“Nasdaq”), which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

●	ADS holders are not shareholders and do not have shareholder rights.

●	There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

●	We may fail to remain in compliance with the continued listing standards of The Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

●	The Company’s offices are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.

●	Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Financial Position and Capital Requirements

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financing, strategic partnerships and alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Management has concluded that there is substantial doubt about our ability to continue as a going concern which could prevent us from obtaining new financing on reasonable terms or at all.

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2024 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2024. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to our Business and Industry

The Social Proxy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges we may encounter. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability.

The Social Proxy commenced its commercial operations only two years ago. Accordingly, The Social Proxy has a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to its business. As a result of The Social Proxy’s limited operating history and ongoing changes in the evolving industry of data collection and proxy services, our ability to forecast The Social Proxy’s and our future results of operations is limited and subject to a number of uncertainties. For the year ended December 31, 2024, The Social Proxy has generated revenue of approximately $451 thousand.

We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace the anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and the market price of our ADSs to decline.

Our expenses may continue to exceed revenues in the foreseeable future and we may not achieve profitability. If we fail to achieve profitability, or if the time required to achieve profitability is longer than we anticipate, we may not be able to expand or continue our business, and the value of our ADSs could be negatively impacted. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Furthermore, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

The data collection and proxy services markets are rapidly evolving within an increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on providing organizations data collection services. Data collection is the process of gathering and measuring information from various sources. The web data collection and proxy services markets are intensely competitive, with established players such as Bright Data, Oxylabs, Smartproxy, and NetNut and many other small players offering similar services. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or customers do not recognize the benefit of our solution, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

There is increasing regulatory scrutiny of web data collection and if we fail to ensure that our products and services are in compliance with such regulations or industry standards our business and financial results may be adversely affected.

The regulatory landscape governing web data collection is evolving rapidly, with authorities across multiple jurisdictions imposing stringent legal and compliance requirements. Laws such as the European Union’s General Data Protection Regulation, or the GDPR, the California Consumer Privacy Act, or the CCPA, and the Computer Fraud and Abuse Act, or the CFAA, in the United States set forth complex rules on how businesses may collect, store, and use publicly available and proprietary web data.

In addition, in recent years we have seen a few cases in which corporations have tried to claim that craping publicly accessible data is a violation of the CFAA or have filed lawsuits against parties accused of scraping their platform without consent. Data scraping and data collection from websites is the process of automatically extracting information from web pages, typically using software tools known as web scrapers. For example, LinkedIn Corporation has sued HiQ Labs, a data analytics company, for scraping publicly available information from LinkedIn. In 2019, the Ninth Circuit Court of Appeals initially ruled in favor of HiQ Labs, stating that scraping publicly accessible data does not constitute “accessing a computer without authorization” under the CFAA. The Supreme Court later vacated the Ninth Circuit’s decision and demanded the case for further review. In 2022, the Ninth Circuit affirmed its original decision, holding that scraping publicly available data is not unlawful.  However, as the web continues to evolve and there is an increasing reliance on the internet as a source of information, the debate between data accessibility and privacy is likely to intensify, especially concerning AI-powered software and evolving regulations that could affect solutions or the ability to provide such solutions.

Compliance with these evolving regulations demands significant investments in legal, operational, and technological controls. The cost of compliance may increase as new requirements emerge, including enhanced consent mechanisms (i.e., systems or processes for obtaining user consent to collect or use their data in compliance with privacy laws), stricter data access limitations, and cross-border data transfer restrictions. Any failure to comply with existing or future regulatory obligations could result in substantial fines, injunctions, reputational harm, and business disruptions. Additionally, if regulators or courts determine that our data collection practices infringe upon the rights of website operators or data subjects, we may be forced to modify or cease certain operations, adversely affecting our business, financial condition, and prospects.

In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors, and our sales and financial results would be affected.

Data localization and sovereignty laws may restrict our access to web data and increase compliance costs.

In addition to privacy and cybersecurity regulations, data localization and sovereignty laws are increasingly affecting web data collection and processing. Many jurisdictions, including China, Russia, India, and the European Union, have enacted or proposed laws requiring that certain types of data be stored and processed within specific geographic boundaries. These laws aim to enhance national security and data protection but pose significant operational and legal challenges for companies engaged in global data collection.

Compliance with such regulations may require us to establish localized data centers, alter data routing and storage practices, or obtain specific regulatory approvals, all of which could increase costs and operational complexity. Additionally, localization mandates could restrict our ability to access and analyze publicly available data from key markets, potentially impairing our competitive position. Failure to comply with these laws could result in fines, restrictions on our services, or limitations on our ability to expand into certain jurisdictions.

As governments continue to introduce and enforce data sovereignty laws pursuant to their concept that information is subject to the laws of the country in which the data is generated or stored, our ability to collect, store, and transfer data across borders may be further constrained, which could adversely affect our business operations and financial performance.

Growing anti-scraping mechanisms and technological barriers may limit our operations web scraping and automated data collection techniques are essential to our business.

Many websites implement sophisticated anti-scraping mechanisms, i.e., technologies used by websites to prevent automated data extraction, such as bot detection, Completely Automated Public Turing test to tell Computers and Humans Apart (CAPTCHA) systems (a system used to determine whether the user is human), fingerprinting, and access blocking (i.e., restrictions on access to a network or service by denying traffic from specific Internet Protocol addresses). If these mechanisms become more advanced or widely adopted, our ability to collect publicly available data may be significantly restricted, affecting the effectiveness of our services and reducing demand from our customers.

In addition, increased demand for ethical data practices may impact our business model. As businesses and regulators emphasize data ethics and responsible AI, there is a growing expectation for web scraping and proxy services to ensure compliance with strict privacy frameworks. Customers may demand greater transparency, consent-based data collection, and anonymization practices. If we fail to meet evolving ethical and compliance standards, we could lose business to competitors with stronger data governance frameworks which allows such competitors to better manage data integrity and ensure availability and security of the data across an organization.

We are engaged in on-going development of our current and future products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We operate in a fast-evolving industry that demands continuous technological advancements. We regularly update and enhance our offerings to remain competitive and expect to continue to dedicate significant financial and other resources to our research and development efforts in order to continuously evolve the development of our products and maintain our competitive position. As a result, our business is significantly dependent on our ability to successfully complete the development of our next- generation products. Investing in research and development personnel, developing new products, and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in successful development of our products, significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We plan to eventually introduce improved as well as new products and services as working capital and cash flow may permit, and our business will be harmed if we are not successful in selling these improved as well as new products and services to our existing customers and new customers.

While The Social Proxy plans to eventually introduce improved as well as new products and services as working capital and cash flow may permit, we do not yet know whether any improved or new products and services will be well received and broadly adopted by the market or whether sales will be sufficient for us to offset the costs of development, implementation, support, operation, sales and marketing. Broad-based implementation of any improved or new products and services may require more support than we anticipate, which would further increase our expenses. Additionally, new products and services may subject us to additional risks of product performance, customer complaints and litigation. If sales of any improved or new products and services are lower than we expect, or if we expend additional resources to correct unforeseen problems and develop modifications, our operating margins are likely to decrease.

Our business is dependent upon data companies adopting The Social Proxy’s platform and if we fail to obtain broad adoption, our business will be adversely affected.

Our success will depend on our ability to bring awareness to the Social Proxy’s brand and educate data companies regarding the benefits of the Social Proxy’s platform over existing products and services. We do not know if the Social Proxy’s platform will be successful over the short, mid, or long term and market acceptance may be hindered if they are not presented with compelling data demonstrating the efficacy of the Social Proxy’s platform compared to alternative proxies or other related technologies. If data companies do not adopt and prescribe our platform, our revenue stream and financial condition will suffer as a result.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The markets we operate in are competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. These factors may have a meaningful negative impact on future revenues and operating results.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our revenues are generated from sales to new and existing customers. Our future success depends, in part, on our ability to obtain recurring sales to our existing customers. However, we face customer retention challenges due to fierce competition in the market. We devote significant efforts to developing, marketing and selling additional products to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including, but not limited to, the perceived need for additional access services, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ budgets, general economic conditions, our customers’ overall satisfaction with the professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

In addition, a significant portion of our customers rely on AI-powered analytics and big data strategies. Big data refers to extremely large datasets that require advanced methods and technologies to store, process, and analyze for insights.

Any slowdown in artificial intelligence, or AI adoption, budget constraints in data-intensive industries (finance, e-commerce, marketing), or shifts in AI regulatory policies could reduce demand for our services. If AI-driven industries face downturns, our business may experience slower growth or declining revenues.

We face intense competition from other data collection service providers, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer web data collection products. Our current and potential future competitors include providers of data collection, such as Bright Data Ltd., or Bright Data, Oxylabs, NetNut. and others. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, or requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solution even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

Our dependence on third-party ISPs, data center proxy providers and mobile carriers, and proxy network providers exposes us to risks.

Our business model relies on agreements with internet service providers (ISPs), proxy network providers, data centers proxy providers, and mobile carriers for access to residential, mobile, and rotating proxies. ISP provides individuals and organizations with internet access. Proxy Network uses proxy servers to route network traffic between a device and the internet. Data centers proxy is a type of proxy server that routes internet traffic through Internet Protocol addresses located in data centers rather than residential or ISP connections. Proxy servers are intermediary devices (hardware and software) that sit between a device (smartphones, other servers, other devices) and the internet. This exposes us to risks over which we may have little or no control. If these third parties terminate agreements, restrict services, or face legal and regulatory challenges, our ability to provide proxy-based data collection services may be impacted. Furthermore, our costs may increase if alternative suppliers impose higher pricing or restrictive terms. Additionally, as regulatory frameworks governing internet access, proxy services, and data collection are evolving, any non-compliance with these regulations could lead to penalties, service limitations, and legal liabilities.

We and our planned manufacturers/suppliers will depend on third-party vendors to manufacture and supply some of our/their components, which could make us and them vulnerable to supply shortages and price fluctuations that could harm our business.

We rely on third-party vendors, some of whom themselves may be single source suppliers, for components used in our devices, such as modems. Our reliance on third-party vendors subjects us and them to a number of risks, including:

●	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

●	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations, including those caused by pandemics such as COVID-19 and its variants;

●	production delays related to the evaluation and testing of products from alternative suppliers;

●	miscommunication of design specifications due to errors/omissions by either a vendor or us, resulting in delayed delivery of acceptable products;

●	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s failure to consistently produce quality components;

●	price fluctuations due to a lack of long-term supply arrangements with suppliers for key components;

●	inability to control the quality of products manufactured by third parties; and

●	delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components, or our suppliers’ inability to obtain substitute components, or materials from alternate sources, in the quantities we/they need at the quality we/they require at acceptable prices and in a timely manner could impair our ability to meet the demand for our platform and materially harm our business.

To the extent we experience management turnover, this will create uncertainties and could harm our business.

Changes to strategic or operating goals, which can often times occur with the appointment of new executives, can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. If we do not integrate new executives successfully and in a timely manner, we may be unable to manage and grow our business, and our financial condition and profitability may suffer as a result. Competition for top management is high, and it may take months to find a candidate that meets our requirements. If we are unable to attract and retain qualified management personnel, our business could suffer.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

We depend on the continuing services of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products and services could be harmed. Our success depends upon the continuing services of members of our senior management team and various other key personnel. As of the date hereof, we have no employees and four service providers. Our subsidiaries have 10 full-time service providers and 2 full-time employees. To successfully develop our company and its products we need to be able to retain highly skilled personnel. The engagement and/or retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

Itay Weinstein, our Chief Financial Officer, is not required to work exclusively for us and does not devote all of his time to our operations. Since serving as our Chief Financial Officer, he has devoted approximately 9 hours a week of his time to the operation of our business. He also serves as a Partner of the accounting firm Shimony C.P.A. It is possible that his pursuit of other activities may slow our operations and impact our ability to timely complete our financial statements.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. As a result, our ability to increase our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel and face a number of challenges in achieving our hiring and integration goals. There is an intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of a few months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

Growth in our business could strain our personnel resources and infrastructure; if we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

Any growth that we may experience in the future will provide challenges to our organization, requiring us to expand our general and administrative infrastructure. In addition to the need to scale our operational and service capacity, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced persons market, sell and support our platform, which could result in inefficiencies and unanticipated costs, reduced quality in the products and services we provide, and disruptions to our platform operations. As we may seek to gain greater efficiencies in certain aspects of our operations, leading to productivity improvements in one or more areas, quality in one or more areas may be subject to compromise which could adversely affect the Company, its operations, and reputation. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

If we are unable to support demand for our platform or any of our future products or services, our business could suffer.

As demand for The Social Proxy’s platform or any of its future products or services may increase, it will need to, among other things, scale its outsourced manufacturing capacity, vendor and supplier networks, expand customer service, billing and systems processes and enhance its internal quality assurance program. We cannot assure that with any increases in scale, required improvements will be successfully implemented, quality assurance will be maintained, or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs or inability to meet increased demand. If we encounter difficulty meeting market demand, quality standards or market expectations, our reputation could be harmed and our future prospects and business could suffer.

External and internal forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

External and internal growth forecasts are subject to significant uncertainty, including the occurrence of future events and/or the timing of even foreseeable events not being readily foreseeable, and are based on assumptions and estimates that may not prove to be accurate. Any such external and internal forecasts relating to growth in our industry generally, and internal forecasts relating to growth in our business in particular may prove to be inaccurate, including materially inaccurate.

Our growth is subject to many factors, including the rate of market acceptance, or not, of The Social Proxy’s platform as compared to the products and services of our competitors, and our success in implementing our business strategies, each of which is subject to many risks and uncertainties. Accordingly, any of our forecasts of market opportunity should not be taken as indicative of our future growth.

Any acquisitions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful. We may not realize the benefits of these acquisitions.

During 2024 we have acquired The Social Proxy, and as part of our business strategy, we may effect additional acquisitions to obtain additional businesses, products, technologies, capabilities and personnel. If we complete one or more such transactions in which the consideration includes our ordinary shares or other securities, your equity may be significantly diluted. If we complete one or more such transactions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions also involve a number of operational risks, including:

●	difficulty and expense of assimilating the operations, technology, intellectual property and products of the acquitted company, or integrating new personnel of the new business;

●	our inability to attract and retain management and key personnel necessary to conduct the business;

●	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

●	exposure to legal claims for activities of the business prior to the acquisition;

●	the diversion of our management’s attention from our other drug development businesses;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing technologies;

●	our inability to generate revenue from acquired company’s technologies or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

●	the potential impairment of goodwill, adversely affecting our reported results of operations.

All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company’s products, market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time. We may also be required to pay third parties substantial transaction fees, in the form of cash or ordinary shares, in connection with such transactions. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising equity or debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders. For example, in partial consideration for the acquisition of The Social Proxy, we agreed to issue to the shareholders of The Social Proxy 1,864,790 unregistered American Depositary Shares and 2,896,142 warrants, and as a result the Social Proxy’s previous shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis. Furthermore, if we undertake acquisitions, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expenses.

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

We are increasingly dependent on our information technology systems and infrastructure for our business. As a company operating in the cybersecurity and data collection industry, we face significant risks from cyberattacks, data breaches, and fraudulent activities. Cybercriminals may attempt to compromise our proxy network, intercept sensitive customer data, or use our infrastructure for malicious purposes. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” disgruntled former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

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

Our business involves risks and uncertainties that may not be covered by our insurance.

We maintain or intend to obtain insurance policies to cover certain business risks, including cybersecurity threats, data breaches, regulatory compliance liabilities, and operational disruptions. However, our insurance coverage may not adequately protect us against all potential losses. Cybersecurity threats continue to evolve, and insurance providers are increasingly imposing exclusions, higher deductibles, and restrictive terms, making it challenging to secure comprehensive coverage at reasonable rates. If we experience a significant cyberattack, data breach, or regulatory enforcement action that is not sufficiently covered by our insurance policies, we may be required to bear substantial costs, which could materially affect our financial condition and results of operations. Furthermore, our reliance on third-party vendors for data collection and proxy network services introduces additional risks. If any of these vendors experience security breaches or fail to meet regulatory compliance obligations, we could be exposed to legal claims and liabilities that may not be fully covered by our insurance. In addition, the unpredictability of the cyber insurance market may result in coverage limitations, unexpected policy exclusions, or increased premiums, further impacting our ability to manage risk effectively. If we are unable to maintain sufficient insurance coverage or if insurers deny claims, our business, reputation, and financial position could be adversely affected.

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

Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. These policies have adversely affected the global economy and financial markets, such as significant declines in the global stock markets. We believe that such tariffs would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We are subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments, and persons. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could require export licenses or result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or cessation of export or sale of our products in sanctioned countries or to sanctioned persons. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and results of operations

Our relationships with business partners in existing and new international markets may subject us to an increased risk of litigation.

The Social Proxy operates internationally in a few countries and states. As of the date of this annual report, the Social Proxy operates in the United States (New York, Florida, and Texas), Europe (Germany, Austria, the United Kingdom) and Israel. If The Social Proxy cannot successfully manage the unique challenges presented by international markets and its relationships with existing and new business partners within those markets, our expansion activities may be adversely affected and we may become subject to an increased risk of litigation.

The Social Proxy may become involved in disputes relating to our products, services, contracts and business relationships. Such disputes could include, but not limited to, litigation against persons or entities whom The Social Proxy believe have infringed on its intellectual property, intellectual property infringement litigation filed against The Social Proxy, litigation against a competitor, litigation filed against The Social Proxy by a customers or litigation filed against The Social Proxy by websites claiming that The Social Proxy’s operations constitute illegal activities like web scraping, hacking, or violating terms of service. Any of these disputes may result in substantial costs to us, judgments, settlements, reputational damage and diversion of our management’s attention, which could adversely affect our business, financial condition or operating results. There is also a risk of adverse judgments, as the outcome of litigation in foreign jurisdictions or otherwise can be inherently uncertain.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our commercial success might depend in part on our ability to obtain and maintain patent protection on our products and technologies and successfully defend these patents and technologies against third-party challenges. As part of our business strategy, our policy is to actively file patent applications in the U.S. and internationally.

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

In addition, there can be no assurance that our patents or patent applications will not become involved in opposition or revocation proceedings instituted by third parties. If such proceedings were initiated against one or more of our patents the defense of such rights could involve substantial costs and the outcome could not be predicted.

Competitors or potential competitors may have filed applications for, may have been granted patents for, or may obtain additional patents and proprietary rights that may relate to technologies competitive with ours. If patents are granted to other parties that contain claims having a scope that is interpreted to cover any of our products, there can be no assurance that we will be able to obtain licenses to such patents at reasonable cost, if at all, or be able to develop or obtain alternative technology.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We will rely on trade secrets as well as invention assignments and confidentiality provisions in contracts with our employees, consultants, collaborators and others to protect The Social Proxy’s platform. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other contractual restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that all employees, consultants, vendors and clients will have executed such agreements or that they have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use The Social Proxy’s products or technology, or develop similar technology. The Social Proxy’s competitors could use The Social Proxy’s products and services and attempt to replicate some or all of the competitive advantages it derives from its development efforts or design around its protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our platform, brand and business.

It is possible that others will independently develop the same or similar technology or otherwise obtain access to the Social Proxy’s unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions, and might not be enforceable in certain cases.

Risks Related to our ADSs

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

Our net cash used in operating activities for the year ended December 31, 2024 was $1,618 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

The trading price of the ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

●	announcements of technological innovations by us or our competitors;

●	introductions or announcements of new products or services by us or our competitors;

●	developments in the markets of the field of activities and changes in customer attributes;

●	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

●	changes in financial estimates by securities analysts;

●	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

●	conditions or trends in the regulatory climate;

●	failure to increase awareness of our products and services ;

●	changes in the market valuations of similar companies;
●	geopolitical instabilities, including the war between Russia and Ukraine; and

●	additions or departures of key personnel.

In addition, equity markets have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of the ADSs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

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

There is one shareholder (Mr. Alexander Rabinovitch, a director), who in the aggregate beneficially holds approximately 29.99% of our ordinary shares, as of April 30, 2025). As a result, this person may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, are generally considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2024 and although we have not determined whether we will be a PFIC in 2025, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition and function of the audit committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of Nasdaq, which requires that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We comply with the director independence requirements of Nasdaq, including the requirement that a majority of the Board of Directors be independent. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under Nasdaq applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

On October 18, 2023, the Company received a written notification (the “Notice”) from Nasdaq, notifying the Company that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on the Nasdaq.

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

Finally, delisting of our ADSs would likely result in our ADSs becoming a “penny stock” under the Exchange Act. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the shares but must trade it on an unsolicited basis. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for shares that become subject to those penny stock rules. Under such circumstances, shareholders may find it more difficult to sell, or to obtain accurate quotations, for our ADSs, and our ADSs would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors.

Risks Relating to Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

Our headquarters are located in Israel and we conduct operations in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we have no employees, and our management which provides services through a consultant agreement weren’t called for duty. Our subsidiaries have 10 full-time service providers and 2 full-time employees, none of whom were called for duty.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Further, in April and October 2024, Iran launched a direct attacks on Israel involving hundreds of drones, ballistic missiles and cruise missiles and may attack again. In addition, Iran is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our operations. If the war extends for a longer period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Some of these initiatives were brought up again by the Israeli government, which may spark the extensive political debate and unrest once again. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Risks Relating to Weaknesses in Internal Accounting Control

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 excluded the internal control over financial reporting of The Social Proxy, because the acquisition of The Social Proxy was completed in August 2024, which was close to the year end. We are in the process of integrating this business into our overall internal controls over financial reporting and plan to include it in our scope for the year ended December 31, 2025. Please refer to “Item 15. Controls and Procedures” for details on our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm our business, erode investor confidence in our financial statements, and negatively impact the trading price of our ordinary shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

A. ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We were established as a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. During 2024 we have expanded into the data collection industry after completing in August 2024 the acquisition of 100% of the share capital of The Social Proxy Ltd., or The Social Proxy, an innovating and leading AI web data company, which develops, operates and distributes a unique ethical, Internet Protocol based proxy data extraction platform for AI and for Business Intelligence, or BI, purposes, at scale.

Company Information and History

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995.

We commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since 1993, we have pursued therapeutic and pharmaceutical development programs for the treatment of a variety of indications including hepatitis B, hepatitis C, diabetic neuropathic pain, schizophrenia, SLE, and multiple myeloma, most of which have terminated. We are looking at additional assets in complementary fields as well as other fields.

We currently have two subsidiaries, The Social Proxy Ltd., a private AI web data company limited by shares under the laws of the State of Israel, which develops, operates and distributes a unique ethical, Internet Protocol based proxy data extraction platform for AI and for Business Intelligence purposes at scale, and Xtepo Ltd., a private company limited by shares under the laws of the State of Israel, which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma (The Social Proxy Ltd., Xtepo Ltd., and the Company, the “Group”). As of December 31, 2024, we held approximately 1.04% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours (subsidiary between mid-2012 and the beginning of 2015).

The ADSs are listed for trading on The Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S. under the Securities Act and the Exchange Act.

Our principal offices are located at 26 Ben-Gurion St., Ramat Gan 5112001, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

In August 2024 we completed our previously announced acquisition of The Social Proxy for consideration consisting of (i) 5,292,153 unregistered ADSs, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company, (ii) the payment of $430,000 to the former shareholders of The Social Proxy and (iii) warrants to purchase ADSs which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing. In November 2024 we and the former shareholders of the Social Proxy agreed to reduce the number of ADSs and warrants issued to 1,864,790 and 2,896,142, respectively, and that the former shareholders shall be entitled to appoint one representative to our Board of Directors instead of two representatives as originally agreed upon. As a result, the Social Proxy’s previous shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis.

In March 2025, we announced that we entered into an Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”). Pursuant to this agreement we granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide, or the Product, trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Yeda was informed by us and by Biossil about the Exclusive Sublicense Agreement and has agreed to its execution. In consideration for granting the rights under this agreement the Company will be entitled to cumulative payments of up to approximately $11,500,000. At closing, Biossil paid us $137,500 as license issuing fee and up to an aggregate of $3,362,000 will be due upon the occurrence of certain regulatory milestones and up to an aggregate of $8,000,000 will be due upon the occurrence of certain commercial milestones.

B. Business Overview

Introduction

We are an intellectual property based company, focusing on the development, management, and commercialization of intellectual property, and are engaged in AI web data collection through our wholly owned subsidiary The Social Proxy and in the biopharmaceutical industry, in which we hold a license from Yeda Research and Development Company Ltd., or Yeda, for hCDR1, a potential treatment for (1) systemic lupus erythematosus, or SLE and (2) Sjogren’s syndrome, or SS.

In March 2025, we announced that we entered into an Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”). Pursuant to this agreement we granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide, or the Product, trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Yeda was informed by us and by Biossil about the Exclusive Sublicense Agreement and has agreed to its execution.  Thus, from such date we are no longer actively involved with the development of hCDR1 or with the development of any other drug candidate.

In June 2024, we announced that we entered into a share purchase agreement with the shareholders of The Social Proxy, an Israeli-based technology company specializing in the development and provision of advanced web proxy solutions and data extraction platforms tailored for AI and BI applications. Pursuant to this purchase agreement, we acquired all of the issued and outstanding share capital of The Social Proxy. This transaction closed in August 2024 and The Social Proxy has been operating since then as a wholly owned subsidiary of the Company. In November 2024, we announced that we entered into a settlement agreement with the chief executive officer of The Social Proxy and the previous shareholders of The Social Proxy, according to which the share purchase agreement between the Company, The Social Proxy and The Social Proxy Previous Shareholders dated June 5, 2024 will be amended such that the number of ADSs of the Company and the additional warrants, which may only be exercised upon the reaching of certain financial milestones, issuable to The Social Proxy Previous Shareholders, will each be reduced by approximately two-thirds. As a result, The Social Proxy Previous Shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis.

The Social Proxy

The Social Proxy operates within the data collection, web data scraping (for AI, BI and other purposes), and cybersecurity industries, offering ethical, secure, fast, reliable and cost-effective proxy services that enable businesses to access, collect, and analyze online data while ensuring compliance with privacy regulations. Proxy servers are intermediary devices (hardware and software) that sit between a device (smartphones, other servers, other devices) and the internet. The Social Proxy is dedicated to promoting the ideals of an open web by leveraging cutting-edge technologies to enhance its proxy solutions. The Social Proxy’s mission is to deliver unparalleled performance, unlocking the potential for general data and AI data gathering at scale, thereby empowering businesses and organizations to harness the full potential of web data.

At the heart of The Social Proxy’s services are its proprietary 5G and 4G mobile private proxies, available as either dedicated or rotating solutions. These proxies, built on in-house hardware and proprietary software, provide businesses with an unlimited supply of Internet Protocol addresses (identical to those of real users) ensuring both anonymity and reliability during data extraction operations. Internet Protocol address is the unique numerical identifier assigned to each device connected to a network or the internet that allows information to be sent between devices on a network.

Data scraping and data collection from websites is the process of automatically extracting information from web pages, typically using software tools known as web scrapers. This process generally involves a device—such as a computer, server, or cloud-based virtual machine sending requests to a website to retrieve its content (or parts of its content). The scraper then parses this content and extracts specific data elements such as text, images, links, or tables. The online communication is between the device and the server hosting the website, as the website responds to the incoming requests and serves the page content.

As businesses operating in the data collection space navigate complex privacy frameworks such as the European Union’s General Data Protection Regulation, or GDPR, and the California Consumer Privacy Act, or CCPA, there is a growing demand for privacy-first, compliant proxy solutions. Market trends increasingly emphasize transparency, legal compliance, and cybersecurity resilience. Ethical proxy services have thus become essential in supporting secure, scalable, and regulation-compliant data access.

We believe that The Social Proxy is strategically positioned to support these needs, fostering ethical innovation through data-driven solutions.

The Social Proxy’s proprietary technology—encompassing both hardware and software—is engineered to ensure that no Internet Protocol addresses are sourced from end users. This unique approach reinforces the platform’s ethical foundation. By delivering an endless supply of Internet Protocol addresses and outperforming traditional solutions in speed and efficiency, The Social Proxy enhances data collection workflows significantly.

The Social Proxy maintains a robust and geographically diverse infrastructure, with proxy servers deployed across the United States (New York, Florida, and Texas), Europe (Germany, Austria, the United Kingdom) and Israel. A server is a computer system (hardware and software) that provides services, data, or resources to other computers, known as clients, over a network. A proxy server is a server that acts as a gateway between a user and the internet and in essence acts as an intermediary separating the end users from the websites they browse. This extensive network of proxy servers enables The Social Proxy to offer ethical, fast and reliable proxy services and data collection services to a diverse clientele across various regions and various needs. The Social Proxy aims to continue expanding its global footprint to serve a wide range of client requirements with speed, reliability, and regional relevance.

Web Data Collection and Proxy Services Background

In today’s business landscape, data is paramount, with data analysis driving decisions as companies increasingly prioritize evidence-based strategies for success.  As markets become increasingly competitive, the ability to analyze large amounts of data in real time is crucial for businesses to make informed decisions and gain a competitive edge. In order to achieve that, companies across various sectors have been collecting data from internet websites, using various techniques.

In addition, the AI revolution that the world has experienced in recent years relies heavily on vast amounts of data to train AI models, enabling them to learn patterns, make predictions, and offer solutions. Companies that are involved with and develop AI applications and solutions need to collect a very large amount of data to do so. The growing demand for AI-driven analytics is fueling an unprecedented need for vast amounts of web data, as businesses and organizations strive to enhance decision-making, automation, and predictive capabilities. AI models, particularly in machine learning and deep learning, rely on extensive datasets to train algorithms, refine insights, and improve accuracy. Companies across industries, including finance, healthcare, e-commerce, and cybersecurity, are leveraging AI-driven analytics to detect patterns, forecast trends, and gain competitive advantages. As AI applications expand -ranging from personalized recommendations and fraud detection to real-time monitoring and sentiment analysis (the process of using natural language processing to determine the emotional tone behind words) - the volume, variety, and velocity of data required are escalating.

However, accessing the data at scale presents significant challenges, including technical barriers, anti-scraping mechanisms (which are technologies used by websites to prevent automated data extraction, such as rate-limiting, bot detection, or Completely Automated Public Turing test to tell Computers and Humans Apart (CAPTCHA) system (a system used to determine whether the user is human)), and regulatory restrictions. The surge in demand for data raises ethical and legal concerns regarding data privacy, compliance with regulations like GDPR and CCPA, and fair usage of publicly available information. Data collection is also becoming more complex and difficult due to, in part, leading companies such as Google, Meta and X not sharing the data that they are collecting with third parties, and internet websites that change their displayed information based on user Internet Protocol address, location, and demographic attributes. In addition, direct involvement with data collection, which means expanding digital presence on the web, may increase the exposure of businesses and organizations to cyber and fraud threats. Furthermore, high-profile lawsuits and legal precedents, such as LinkedIn vs. HiQ Labs, have highlighted the risks associated with web scraping, reinforcing the necessity of lawful and ethical data acquisition methods.

To answer the above needs and challenges the web data collection market has grown rapidly, with more and more service providers enabling businesses and organizations to gather data from various online sources like websites, social media, and e-commerce platforms, by using different types of Internet Protocol addresses (residential, mobile, data center and others) from various locations worldwide.

Market Size and Growth Drivers to the Proxy and Data Collection Market and Proxy Market

Although the practice of data collection and analysis has existed for ages, the advent of AI and advanced analytics tools has revolutionized the industry, fostering an unprecedented data-driven culture. As both traditional and online businesses become increasingly more competitive, so does their need for larger amounts of empirical, statistical, anecdotal, behavioral, and projected data to be analyzed in real time in order to compete. Furthermore, AI-powered predictive analytics (the use of data, statistical algorithms, and machine learning to identify the likelihood of future outcomes), sentiment analysis, and market forecasting rely on vast amounts of structured and unstructured web data, sourced from news sites, financial reports, regulatory filings, social media, online reviews, and industry publications. In addition, the AI revolution that the world is experiencing in recent years necessitates a constant influx of diverse, high-quality data to train and refine models, leading to increased data collection efforts across various sectors. This data is crucial for many purposes such as pattern recognition, predictive capabilities, and personalized AI applications.

Using proxies for data collection offers advantages such as data accuracy, privacy and anonymity, combating challenges such as access blocking (i.e., restrictions on access to a network or service by denying traffic from specific Internet Protocol addresses), enhancing scraping speed, enabling secure data transmission, and reducing exposure to cyber threats making it a valuable tool for various purposes.

We believe that existing and new customers seek an ethical and end-to-end solution that will provide them with:

a.	Ethical proxy – there is an increased demand for ethical and secure proxy services, and it is becoming more and more common for businesses and organizations to consider the ethical methods of their chosen services provider. By owning and operating its own hardware and devices, The Social Proxy ensures transparent and compliant data collection practices without relying on third-party devices or end user Internet Protocol addresses.

b.	More accurate data – The Social Proxy’s AI-empowered data collection service solutions were designed to automatically learn the design of websites, thus allowing fast and simple data collection, while ensuring the highest levels of data accuracy with the least human involvement in the process.

c.	Faster solution –The Social Proxy’s proprietary technology boasts unlimited Internet Protocol addresses and operates much faster than traditional solutions.

d.	Compliance with relevant laws and regulations - clients expect providers to have robust security measures in place to protect sensitive data and comply with relevant privacy regulations.

According to Grand View Research, The global data collection and labeling market size was valued at USD 3.77 billion in 2024 and is expected to grow at a CAGR of 28.4% from 2025 to 2030 to reach $17.1 billion by 2030.1

The Social Proxy Solution

Following our acquisition of The Social Proxy in June 2024, we are providing, through The Social Proxy, proprietary proxy services and data collection services.

The Social Proxy is dedicated to promoting the ideals of an open web by leveraging cutting-edge technologies to enhance our proxy solutions. Its mission is to deliver unparalleled performance, unlocking the potential for general data and AI data gathering at scale, thereby empowering businesses and organizations to harness the full potential of web data.

At the heart of The Social Proxy’s services are its proprietary 5G and 4G mobile private proxies, available as either dedicated or rotating solutions. These proxies, built on in-house hardware and proprietary software, provide businesses with an unlimited supply of Internet Protocol addresses (identical to those of real users) ensuring both anonymity and reliability during data extraction operations.

We believe that The Social Proxy’s main advantages over competitors include:

●	The Social Proxy’s ethical open web data collection platform. The Social Proxy platform offers new standards for ethical and compliant web data collection practices. Businesses that collect data from websites can now rely on our built on in-house hardware and proprietary software proxies owned and operated by The Social Proxy, with dedicated mobile modems and real-private Internet Protocol addresses from The Social Proxy’s partner internet service providers. The direct ownership model ensures that there is no reliance on third-party or end-user mobile devices, which is a key aspect of ethical data collection. We believe that reliance on third-party or end-user mobile devices, on the other hand, is unethical for a various reasons, such as that in many cases the third-party or end-user is not even aware of or does not consent to the use of its device, the data collection provider is using the end-user data plan and by that reducing the data that the third-party or end-user can use for its own uses, and that using the third-party or end-user mobile device can impact the device’s battery health and shorten its lifespan.

●	The Social Proxy’s 5G and 4G mobile proxy network is the largest raw mobile proxy network (without using end-user mobile devices) in the world. The Social Proxy’s innovative approach eliminates the common bottleneck associated with proxies - slow internet speeds due to additional redirection and security layers. Thus, users do not have to worry about connection speed or latency issues. The Social Proxy uses stand-alone physical devices which are much faster than the industry standard proxy networks that rely on apps installed on end-user’s devices.

●	The Social Proxy employs the cutting-edge Carrier-Grade Network Address Translation (CGNAT) technology, a technique to conserve Internet Protocol addresses and increase network privacy, which makes The Proxy Social’s solution unlockable and transparent. Because these proxies are real Internet Protocol legitimate addresses from actual mobile devices (modems), they offer a level of flexibility unmatched by many competitors.

●	Unlimited Internet Protocol addresses rotation by reconnecting dedicated endpoints to the mobile network.

●	The system operates within server farms, utilizing ultra-fast fiber optic infrastructure to ensure high speed and maximum available uptime.

Competition in the Data Collection and Proxy Services Markets

The data collection, web scraping, and proxy services industry is highly competitive and rapidly evolving, driven by increasing demand for real-time data extraction, cybersecurity solutions, and AI-driven analytics. Our primary competitors include well-established companies such as Bright Data (formerly Luminati), Oxylabs, Smartproxy, and NetNut (a subsidiary of Alarum Technologies Ltd.). These companies have developed extensive proxy infrastructures, proprietary web scraping technologies, and strong market positions, enabling them to serve enterprise clients across various industries, including finance, e-commerce, and cybersecurity.

[1]	https://www.grandviewresearch.com/industry-analysis/data-collection-labeling-market

Competitors in this industry differentiate themselves based on the scale and quality of their proxy networks, scraping efficiency, and compliance with data privacy regulations. Bright Data, a market leader, operates one of the most extensive residential proxy networks, positioning itself as a trusted provider for large-scale data collection. Oxylabs has focused on AI-driven scraping solutions and legal compliance, actively engaging in court cases to validate the legitimacy of web scraping practices. Smartproxy offers cost-effective proxy solutions tailored for smaller businesses and individual users, making it a popular alternative in the market. NetNut, leveraging its direct partnerships with internet service providers (ISPs), provides a unique infrastructure with high-speed and stable connections, distinguishing itself in enterprise proxy services.

Regulatory challenges and legal considerations also shape the competitive landscape. As governments enforce stricter data protection laws, including GDPR and CCPA, companies in this sector must navigate complex compliance requirements. Several competitors, including Bright Data and Oxylabs, have been involved in legal disputes over web scraping rights and data usage, influencing industry practices. Additionally, regulatory developments, such as the UK’s proposed AI content scraping framework, could impose new compliance hurdles that impact how companies collect and utilize web data. Competitors that fail to adapt to evolving legal standards may face operational restrictions, while those that proactively align with compliance frameworks will gain a competitive advantage.

Despite the intense competition, we believe that our proprietary technologies, specialized expertise, and commitment to ethical and scalable data collection position us favorably in the industry. By continuously enhancing our infrastructure, expanding our proxy network, and developing innovative AI-driven data extraction solutions, we aim to strengthen our market share. As demand for compliant and high-quality data collection grows, we remain committed to providing highly efficient, secure, and legally compliant services that meet the evolving needs of businesses worldwide.

Regulation of the Data Collection Market

Regulation in the data collection market still stands as a pivotal point of discussion and contention. Governments and regulatory bodies worldwide are working to establish frameworks that balance innovation with consumer protection, data privacy, and market fairness. These regulations typically focus on transparency, user consent, and limitations on data usage to prevent abuse, fraud, and anti-competitive practices. In jurisdictions like the European Union, the GDPR imposes strict guidelines on data collection, requiring companies to obtain explicit user consent, provide clear disclosures, and ensure data minimization. Similarly, in the United States, regulations such as the CCPA grant consumers more control over their data, including the right to opt out of data sales and request deletion.

In the proxy industry, which involves rerouting internet traffic through intermediary servers to anonymize users or bypass restrictions, regulation is particularly complex. Proxies can be used for legitimate purposes such as cybersecurity, web scraping for competitive intelligence, and accessing geo-restricted content. However, they can also facilitate malicious activities like fraud, unauthorized data scraping, and circumvention of digital rights management. Some governments have moved to regulate proxy providers by requiring them to maintain records, restrict access, or comply with content moderation laws. For instance, Russia and China impose strict regulations on proxy and Virtual Private Network (VPN) services, which extend a private network across a public network to provide secure data transmission, often requiring government approval and data-sharing agreements.

Regulations aim to instill transparency, accountability, and consent-based practices among entities involved in collecting and handling data, thereby fostering a more ethical and privacy-centric approach within the data collection market. However, the evolving nature of technology and the global scope of data make it an ongoing challenge to create comprehensive and adaptable regulatory frameworks that balance consumer protection with innovation and business needs.

We believe that compliance with existing regulations is imperative for companies operating in the data collection market, necessitating robust data protection measures, clearer consent mechanisms, which are systems or processes for obtaining user consent to collect or use their data in compliance with privacy laws, and increased accountability to uphold consumer trust. Navigating the complex regulatory landscape of the data collection market is a priority we take seriously. Our approach hinges on proactive measures that ensure transparency, consent, and security. We outline data collection practices, ensuring clarity in our privacy policies and consent mechanisms. We maintain regular audits and assessments to keep us aligned with evolving regulatory standards, to ensure continuous compliance. We are committed to upholding the rights of individuals concerning their data, prioritizing their control and privacy while delivering top-tier data collection solutions in adherence to the evolving regulatory landscape.

Our Strategy

Our strategy is centered on creating long-term value by identifying, acquiring, and developing intellectual property and technology assets with high-impact potential in substantial and growing markets. Through strategic acquisitions, innovation, and operational excellence, we aim to enhance the scalability, efficiency, and market reach of our portfolio companies while driving sustainable growth and competitive differentiation.

The core pillars of our strategy are:

●	Identifying and Acquiring High-Potential Intellectual Property and Technology Assets

We actively seek out proprietary technologies and unique assets with transformative potential, particularly in industries characterized by high data demand, AI advancements, and BI applications. Our approach prioritizes:

o	Technological Differentiation – Identifying Intellectual Property-driven solutions that offer a clear competitive edge.

o	Market Opportunity – Targeting industries with strong growth trajectories and increasing reliance on AI, data extraction, and automation.

o	Scalability and Monetization – Ensuring that assets can be expanded and monetized through strategic partnerships and global market penetration.

●	Developing and Enhancing Acquired Technologies

We focus on optimizing, scaling, and expanding the capabilities of the assets we acquire. This involves:

o	Investing in R&D – Enhancing proprietary technologies to maintain leadership in the market.

o	Expanding Infrastructure – Strengthening network capabilities to improve performance, security, and service reliability.

o	Ensuring Ethical and Regulatory Compliance – Aligning our technologies with evolving legal and ethical standards, particularly in the data privacy, cybersecurity, and AI sectors.

●	Leveraging Strategic Partnerships and Market Expansion

We drive growth through strategic alliances, partnerships, and geographic expansion to maximize the commercial potential of our technologies. Key initiatives include:

o	Global Network Expansion – Enhancing our presence in high-demand regions such as the United States, Europe, and Asia.

o	Enterprise and AI Integration – Aligning our data solutions with the needs of large enterprises, AI-driven businesses, and technology innovators.

o	Optimizing Commercial Models – Deploying subscription-based, Application Programming Interface, or API,-driven, and enterprise licensing models to enhance revenue streams. API is a set of rules for building and interacting with software applications.

●	Sustaining Long-Term Growth through Innovation

We are committed to continuous technological advancement and value creation by:

o	Anticipating Market Trends – Staying ahead of industry shifts in AI, data analytics, and privacy-focused web interactions.

o	Building Resilient and Adaptive Solutions – Ensuring that our platforms can adapt to evolving business needs and regulatory landscapes.

o	Maintaining an Ethical Approach to Data Utilization – Developing solutions that respect privacy, transparency, and ethical AI principles.

By identifying, acquiring, and developing cutting-edge intellectual property and technology assets, we aim to unlock new business opportunities, maximize investment returns, and strengthen our leadership in the proxy, AI data extraction, and business intelligence markets along with other markets. Our scalable, secure, and high-performance solutions enable organizations to harness the power of the open web while ensuring compliance and ethical data usage. This approach positions us to capitalize on the growing demand for privacy-conscious, and scalable data solutions, driving sustained value creation for our stakeholders and long-term industry impact in this domain.

Recent Developments

On March 4, 2025, we announced that we have entered into an Exclusive Sublicense Agreement with Biossil. Pursuant to this agreement we have granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide (the “Product”), trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Thus, from such date, we are no longer actively involved with the development of hCDR1 or with the development of any other drug candidate.

On April 7, 2025, we announced that Mr. Noam Band was appointed the Chief Executive Officer of the Company, and that Mr. Band replaces Shlomo Shalev who will continue to serve as the Chairman of the Company’s Board of Directors. In accordance with the Israeli Companies Law, Mr. Band’s compensation is subject to shareholder approval.

Drug Candidates

hCDR1 for the Treatment of Systemic Lupus Erythematosus

As mentioned above, in March 2025, we announced that we entered into an Exclusive Sublicense Agreement with Biossil, pursuant to which we have granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide hCDR1. Thus, from such date, we are no longer actively involved with the development of hCDR1.

rHuEPO for the Treatment of Multiple Myeloma

As our focus has changed, we do not anticipate conducting material research and development activities for rHuEPO.

Development of our Proxy and Data Extraction Technologies

As part of our commitment to delivering cutting-edge solutions, we continue to develop and enhance our proxy and data extraction technologies to better serve the evolving needs of AI, BI, and data-driven applications. Our proprietary 5G and 4G mobile proxy solutions remain at the core of our offering, providing users with highly secure, high-speed, and ethically sourced Internet Protocol addresses for seamless and efficient data collection. With a strong foundation in scalability, speed, and security, we are continuously refining our infrastructure to expand the geographic coverage, performance, and automation capabilities of our proxy network to meet growing global demand.

To further optimize our solutions, we are investing in advanced API integrations and automation features, ensuring seamless compatibility with AI and large-scale data collection workflows. Our AI-powered scrapers and data API feeds, including the Professional Data API, Social Scraper API, and SERP API, remain critical tools for seeking real-time, structured, and high-quality data for analysis. As part of our ongoing development efforts, we are focusing on enhancing the accuracy, efficiency, and compliance of our data extraction tools while ensuring continued adherence to ethical data practices.

Looking ahead, we are dedicated to expanding our product ecosystem by integrating emerging technologies that align with evolving regulatory frameworks and the increasing sophistication of AI-driven data applications. Our development roadmap includes, but not limited to, improvements in proxy rotation mechanisms, security enhancements, and expanded global reach, reinforcing our position as a leader in ethical, high-performance data collection solutions. By staying at the forefront of technological innovation, we aim to support businesses in navigating the ever-changing digital landscape while maximizing the value of web data for AI and business intelligence applications.

Intellectual Property

Patents

General

Patents and other proprietary rights may be very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We intend to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to file patent applications in the U.S. and internationally. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. At this stage The Social Proxy does not have registered patents, it relies on specific rare know-how, internal developments of hardware and software.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1. These three families of patents were sublicensed to Biossil pursuant to the Exclusive Sublicense Agreement that we have entered into with Biossili.

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

In March 2025, we announced that we have entered into an Exclusive Sublicense Agreement with Biossil. Pursuant to this agreement we have granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the Product, trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Yeda was informed by us and by Biossil about the Exclusive Sublicense Agreement and has agreed to its execution.

Employees

As of the date hereof we have no employees and four service providers. Our subsidiaries have 10 full-time service providers and 2 full-time employees. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have two subsidiaries, The Social Proxy Ltd. a private company and Xtepo Ltd., a private company limited by shares under the laws of the State of Israel. As of April 28, 2025, we hold approximately 0.51% of the issued and outstanding share capital of InterCure Ltd., a related party and former subsidiary of ours.

The ADSs are listed for trading on The Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S. under the Securities Act and the Exchange Act.

Our principal offices are located at 26 Ben-Gurion St., Ramat Gan 5112001, Israel, and our telephone number is (972) 3-6116600. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards” or “IFRS”) for the years ended December 31, 2024, 2023 and 2022, and as of December 31, 2024 and 2023, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2024, 2023 and 2022. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands (except per share data)
Continuing operations:
Revenues	451	-	-
Cost of service	(448)	-	-
Gross profit	3	-	-

Research and development expenses	(98)	(31)	(30)
Sales and Marketing expenses	(487)	-	-
General and administrative expenses	(1,601)	(734)	(850)
Operating loss	(2,172)	(765)	(880)

Change in fair value of financial instruments	926	-	1,054
Change in fair value of marketable securities	167	(1,022)	(1,531)
Other finance income	34	41	36
Other finance expenses	(112)	(36)	(27)
Finance income (expenses), net	1,015	(1,017)	(468)
Loss before income taxes	(1,157)	-	-

Income taxes benefit	130	-	-
Total income (loss) for the year	(1,027)	(1,782)	(1,348)

Total comprehensive loss for the year	(1,027)	(1,782)	(1,348)

Basic loss per share (in U.S. dollars):	(0.002)	(0.003)	(0.002)
Diluted loss per share (in U.S. dollars):	(0.003)	(0.003)	(0.002)

Weighted average number of issued ordinary shares	673,044,737	544,906,149	544,906,149
Diluted weighted average number of ordinary shares	704,163,099	544,906,149	544,906,149

Consolidated Statements of Financial Position Data:

	As of December 31,
	2024	2023
	U.S Dollars in thousands

Cash and cash equivalents	371	1,401
Working capital (deficit)	(867)	1,840
Total assets	8,550	2,426
Long term liabilities	908	-
Total shareholders’ equity	5,435	2,220

Overview

We are an Intellectual Property based company engaged in proxy and data collection, through our wholly owned subsidiary, The Social Proxy, and in the biopharmaceutical industry, in which we hold a license from Yeda for hCDR1, a potential treatment for SLE and SS.

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

In March 2025, we announced that we have entered into an Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”). Pursuant to this agreement we have granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide (the “Product”), trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Thus, from such date, we are no longer actively involved with the development of hCDR1 or with the development of any other drug candidate.

In June 2024, we announced that we have entered into a share purchase agreement with the shareholders of The Social Proxy, a web data company, developing and powering a unique ethical, internet protocol based, proxy and data extraction platform for AI and BI Applications at scale. Pursuant to this purchase agreement, we have acquired all of the issued and outstanding share capital of The Social Proxy. This transaction was closed in August 2024 and Social Proxy is operating as a wholly owned subsidiary of the Company.

The Company has incurred net loss of $1,027 thousands for the year ended December 31, 2024. As of December 31, 2024, the Company’s accumulated deficit was $159,009 thousands. We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future.

We expect to incur additional losses through the end of 2025 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there might not be enough resources to maintain our operations. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase in revenues, there is a substantial doubt about our being able to continue as a going concern.

The Company is constantly looking to identify additional assets to add to XTL’s portfolio.

Our revenues derive from The Social Proxy platform and consist of licensing cloud-enabled services subscriptions.

Our cost of service expenses consist primarily of hosting and carriers services, subcontractors and amortization of intangible assets.

Our sales and marketing derive from The Social Proxy and consist primarily of salaries, subcontractors, advertisement and from recording amortization of intangible assets.

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

For awards of options to consultants and other third-parties, according to IFRS 2, the treatment of such options is the same as employee options compensation expense (see note 14 to the consolidated financial statements for the year ended December 31, 2024). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

A. Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues. Revenues in the years ended December 31, 2024 and 2023 totaled approximately $451 thousand and nil, respectively. Revenues in 2024 represent Company’s revenues which were generated by The Social Proxy.

Cost of Revenues. Cost of Revenues in the years ended December 31, 2024 and 2023 totaled approximately $448 thousand and nil, respectively. Cost of Revenues in 2024 represents expenses which were generated by Social Proxy and from recording amortization of intangible assets of technology which the Company recorded as part of The Social Proxy acquisition.

Research and Development Expenses. Research and development expenses in the years ended December 31, 2024 and 2023 totaled approximately $98 thousand and $31 thousand, respectively. In 2023 Research and development expenses were comprised mainly of expenses related to maintenance of our intangible assets. The increase in 2024 compared to 2023 is mainly from employees and service providers of The Social Proxy.

Sales and Marketing Expenses. Sales and marketing expenses in the years ended December 31, 2024, and 2023 totaled approximately $487 thousand and nil, respectively. Sales and marketing expenses derive from The Social Proxy and from recording amortization of intangible assets of brand which the Company recorded as part of The Social Proxy acquisition.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2024 and 2023 totaled approximately $1,590 thousand and $734 thousand, respectively. The increase in 2024 compared to 2023 is mainly from the acquisition of The Social Proxy, increase in professional services and options granted to our directors and executives under its share option plan.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2024 and 2023, the Company recognized no impairments. For further information, see also Note 9 of the consolidated financial statements for the year ended December 31, 2024.

Finance income (expenses), net. Finance income, net for the year ended December 31, 2024 totaled approximately $1,015 thousand compared to finance expenses, net in the amount of $1,017 thousand in 2023. The difference primarily derives from revaluation of marketable securities and warrants to purchase ADS’s which were issued in 2024.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Refer to Form 20-F of December 31, 2023.

Material Accounting Policies

We describe our material accounting policies in Note 3 to our consolidated financial statements for the year ended December 31, 2024.

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

As of December 31, 2024, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $46 thousand lower (2023 loss would have been approximately $144 thousand lower; 2022 - loss approximately $152 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and marketable securities – investment in InterCure Ltd.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Tax rates applicable to the Company:

●	Since the tax year 2018, the taxable income of the Company and XTEPO is subject to a corporate tax rate of 23%.

●	Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 12% for all areas other than Development Area A (which is 7.5%).

●	Company’s management believe the Company’s subsidiary, The Social Proxy, will be entitled to beneficial tax rate of 12% according to a preferred technology enterprise (“PTE”). In order to comply with the PTE, the Company must meet certain criteria which include – investment in research and development, development of products that are innovative and high-value, significant revenues from sales outside of Israel, income derives from IP developed in Israel and used for exports. Company’s management believe the Company’s subsidiary Social Proxy meets these requirements.

●	The Social Proxy Inc and Social Proxy LDA are subject to a corporate tax rate of 21% applicable in United states and Portugal

As of December 31, 2024, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2024, our net operating loss carries forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $39 million and approximately $23 million capital loss carryforward which may be offset against future capital gain. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

The Company has incurred net loss of $1,027 thousands for the year ended December 31, 2024. As of December 31, 2024, the Company’s accumulated deficit was $159,009 thousands.

We expect to incur additional losses through the end of 2025 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there might not be enough resources to maintain our operations. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase in revenues, there is a substantial doubt about our being able to continue as a going concern.

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2024, we received net proceeds of approximately $87.4 million from various private placement transactions, public offerings and exercises of warrants.

As of December 31, 2024, we had approximately $371 thousand in cash and cash equivalents, compared to approximately $1,401 thousand on December 31, 2023. The decrease is mainly from the general and administrative expenses of 2024 and the acquisition of The Social Proxy.

Net cash used in operating activities for the year ended December 31, 2024 was $1,618 thousand, compared to net cash used in operating activities of $707 thousand for year ended December 31, 2023. The increase in net cash used in operating activities is mainly from the general and administrative expenses of 2024.

Net cash used in investing activities for the year ended December 31, 2024 was $844 thousand compared to net cash provided by investing activities of $41 thousand for the year ended December 31, 2023. The change is due to the acquisition of The Social Proxy and the loan granted to The Social Proxy prior to the acquisition.

Net cash provided by financing activities for the year ended December 31, 2024 was $1,447, mainly from the fund-raising event prior to The Social Proxy acquisition. No net cash provided by financing activities for the year ended December 31, 2023.

We have incurred continuing losses and depend on outside financing resources to continue our activities. We have decided to stop our research and development expenditures in connection with execution of our clinical trials. In parallel, we will look to identify additional assets to add to our portfolio.

C. Research and Development, Patents and Licenses

Research and development costs in 2024 substantially derives from costs following the acquisition of The Social Proxy. Research and development costs in 2023 and 2022 substantially derived from costs related to the hCDR1 and, to a lesser degree, development plans. In 2024 there are also expenses for employees and service providers of The Social Proxy and expenses related to the engagement of regulatory and clinical consultants for the hCDR1 development.

hCDR1 for the Treatment of SLE

In March 2025, we announced that we have entered into an Exclusive Sublicense Agreement with Biossil and that pursuant to this agreement we have granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1. Therefore, from such date, we are not actively involved with the development of hCDR1.

rHuEPO for the Treatment of Multiple Myeloma

We have decided to concentrate our efforts and resources on the development of hCDR1 and therefore do not expect to initiate any activities related to rHuEPO.

The following table sets forth the research and development costs for the years 2024, 2023 and 2022 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2024	2023	2022

hCDR1	16	31	30
Social Proxy	82
Total Research and Development	98	31	30

D. Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., and 5.A. and B.

E. Critical Accounting Estimates

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

●	Critical accounting estimates and assumptions

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

●	Accounting for business combination

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists.

The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

●	future expected cash flows from product sales or other customer contracts;

●	expected costs of fulfillment including marketing, warehousing and product sales;

●	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

●	EBIT margins;

●	revenues growth rates;

●	Royalty rate;

●	cost of capital and discount rates; and

●	estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

Refer to Note 5, Subsidiaries, to the consolidated financial statements included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report on Form 20-F

●	Intangible assets

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets. The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed, and the asset is available for use.

Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position. An impairment is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

●	Issuance of warrants

The exercise price of the warrants issued at the Social Proxy Transaction is in NIS (different than the functional currency) and therefore these warrants are classified as a liability. The warrants issued at the fund-raising have a cashless exercise mechanism and therefore, in accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, are also a financial liability.

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

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Noam Band	54	Chief Executive Officer
Itay Weinstein	54	Chief Financial Officer
Shlomo Shalev	63	Non-Executive Director and Chairman of the Board
Osnat Hillel Fain	59	Non-Executive and External Director
Iris Shapira Yalon	57	Non-Executive and External Director
Alexander Rabinovich	54	Non-Executive Director
Doron Turgeman	57	Non-Executive Director

Noam Band was appointed to serve as Chief Executive Officer of the Company in April 2025. Most recently, Mr. Band has served as the Chief Executive Officer of Monitor2Heart. From 2020 through its acquisition in 2023 he served as a board advisor to 7digital Group plc (formerly AIM: 7DIG), contributing to its strategic direction and corporate governance. Mr. Band served as the Chairman and Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) (TASE:GIX) from 2013 to 2020 and as a Chairman of Viewbix Inc. (OTCMKTS: VBIX) from 2018 to 2020. Additionally, Mr. Band has served as the Chief Executive Officer of Timest, Mobillion, and Dotomi (acquired by ValueClick). Mr. Band holds an MBA and a B.A. in Economics from The Hebrew University of Jerusalem, Israel.

Itay Weinstein was appointed our Chief Financial Officer in July, 2017. Mr. Itay Weinstein is a Partner at Shimony C.P.A. and has been employed there since 1999. Mr. Weinstein served as the Controller of Can-Fite BioPharma Ltd. since 2003 and as the Chief Financial Officer of Ophthalix Inc. from November 2011 through November 2017. Prior to joining Shimony C.P.A, Mr. Weinstein served as an auditor at Oren Horowitz. Mr. Weinstein is also a board member of Weinstein CPA company. Mr. Weinstein holds a B.A. in economics and accounting from the Tel Aviv University, Israel, and has been a licensed CPA since 1999.

Shlomo Shalev joined our Board of Directors in December 2014. In April 2025, Mr. Shalev was appointed to serve as Chairman, a position filled by him between August 2015, and June 2018 as well. From May 2020 through April 2025 Mr. Shalev served as the company’s CEO. Previosley he served as Executive Chairman of the Board of Intercure, a TASE and Nasdaq listed company. In addition to serving as a board member on a number of Nasdaq and TASE listed companies. Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel. We believe Mr. Shalev’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a Director of our Board of Directors.

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

Iris Shapira Yalon was appointed a director on January 29, 2020. Ms. Yalon serves as External Director of Shufersal Ltd (The leading Israeli retail chain)., as well as Director of Rotem Industries Ltd. (Israeli government-owned company), Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public and as a Lecturer of Director’s course. Prior to that, Ms. Yalon served as Board member on a number of TASE listed companies, including Electra real estate Ltd., Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd., which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant. We believe Ms. Yalon’s extensive board experience makes her well-qualified to serve as a member of our Board of Directors.

Alexander Rabinovich joined our Board of Directors in April 2017. Mr. Rabinovich has served on the board of directors of Intercure Ltd. since October 2018, and as Chairman of Intercure’s Board since February 2025 and is also the Chief Executive Officer of InterCure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is currently also the Chief Executive Officer and director of Green Fields Capital Ltd., a public company listed on the TASE, engaged in investments in renewable energies. Mr. Rabinovich also served until 2014, on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr. Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa, Israel.

Doron Turgeman joined our Board of Directors in December 2014 and was appointed Chief Executive Officer on January 29, 2020. On May 19, 2020, Mr. Turgeman resigned as Chief Executive Officer. Mr. Turgeman remains on the board following his resignation as Chief Executive Officer. He has served as Chairman of our Board of Directors from July 2018 until April 2025. Mr. Turgeman has significant public company experience with both Nasdaq and TASE listed companies. He has gained considerable experience in mergers and acquisitions involving both debt and equity. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel. We believe Mr. Turgeman’s extensive company strategy experience and technical background makes him well-qualified to serve as a Director of our Board of Directors.

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2024 was approximately $605 thousand.

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

For further details regarding share options granted to our directors and service providers, see Note 14 to the consolidated financial statements for the year ended December 31, 2024.

Employment Agreements

Noam Band

 Our Chief Executive Officer, Noam Band, was appointed on April 7, 2025. Mr. Band will receive compensation as follows:

1.	Monthly retainer – Mr. Band shall be entitled to a fixed gross monthly fee of NIS 50,000 (approximately USD 13,744), excluding value added tax.

2.	Options - subject to the approval of the Board of Directors of the Company, and applicable law, Mr. Band shall be granted:

●	Time Based Option - 42,300,000 options to acquire up to 42,300,000 ordinary shares of the Company NIS 0.1 nominal value each of the Company, represented by 423,000 ADSs of the Company. These options shall vest equally on a quarterly basis over a period of forty-eight (48) months following the date of the agreement. The exercise price for each such option being USD 1.40 per ADS.

●	Milestone Based Option - 42,300,000 options to acquire up to 42,300,000 ordinary shares, represented by 423,000 ADSs. Upon the occurrence within a period of twenty-four (24) months as of the date of the grant of these options (i) reaching positive EBITDA (based on financial statement audited by the Company’ auditors), 300,000 options shall vest and (ii) closing of a strategic transaction (as defined by the Board), additional 123,000 options shall vest, provided however that on the date of achievement of the relevant Milestone, the Service Provider continues to provide services to the Company. The exercise price for each such option being USD 1.60 per ADS.

In the event of termination of this agreement: (i) The options shall stop vesting upon the termination notice (as defined in the agreement); and (ii) any options already vested may be exercisable within 90 days following the date of the termination notice.

In accordance with the Israeli Companies Law, Mr. Band’s compensation is subject to shareholder approval.

Shlomo Shalev

Our Chairman of the Board, Shlomo Shalev. Mr. Shalev, who served as our chief executive officer until April 2025 and who is now serving as our Chairman of the Board, will receive compensation as follows:

1.	Monthly retainer – Mr. Shalev shall be entitled to a fixed gross monthly fee of NIS 30,000 (approximately USD 8,264), excluding value added tax.

2.	Working Hours – Mr. Shalev shall be employed at a 50% capacity.

3.	Social Benefits – Mr. Shalev shall be entitled to receive monthly car expense payments of NIS 3,000 (approximately USD 933).

4.	Options – Mr. Shalev was issued in (1) in the year 2016 with 1,500,000 options to purchase, under the approved ESOP plan of the Company, 1,500,000 ordinary shares of the Company, at an exercise price of NIS 0.6 (approximately USD 0.16) per Option. These Options are fully vested; (2) in the year 2016 with 10,000,000 options to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company, at an exercise price of NIS 0.09 (approximately USD 0.03) per option. These options are fully vested; and (3) During the year 2024 with 10,000,000 options to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company, at an exercise price of NIS 0.0438 (approximately USD 0.01) per option. These options were fully vested on grant date.

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

In March 2024, Mr. Itay Weinstein was issued with 1,000,000 options to purchase, under the approved ESOP plan of the Company, 1,000,000 ordinary shares of the Company, at an exercise price of NIS 0.0438 (approximately USD 0.01) per Option. The options vest on a quarterly basis until March 2027.

Jonathan Schapiro

We entered into a consulting agreement dated January 1, 2015 with Dr. Jonathan Schapiro, a former director. Commencing on such date, Dr. Schapiro served as a consultant to us for a monthly fee of $2,000 increasing to $3,000 upon the successful completion of a cash fund raising of at least $3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by us or any entity in our control. In addition, under the consulting agreement, on December 30, 2014, Dr. Schapiro was granted options to purchase 150,000 ordinary shares at an exercise price of NIS 0.4915 per share (in addition to the options granted to him as a director on the same day as described below). One third of the options vested on the twelve-month anniversary of the grant date, and the remaining two thirds vested on a quarterly basis over the following two years. The options had a term of ten years and expired December 30, 2024.

Since August 2024, Dr. Schapiro is no longer serving as a director of the Company and is not receiving any compensation from the Company. His consulting agreement has been terminated.

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

The approval of a majority of the shareholders voting at a duly convened shareholders’ meeting is required to implement any such compensation proposal.

C. Board Practices

Election of Directors and Terms of Office

Our Board of Directors currently consists of five members. The nomination of our directors is proposed by our Board of Directors or a designated nomination committee composed of three members of our Board of Directors, whose proposal is then approved by the board. Our board, following receipt of a proposal of the nomination committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

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

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Osnat Hillel Fain, who serves as the audit committee financial expert, Iris Shapira Yalon and Doron Turgeman as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Osnat Hillel Fain is the chairman of our compensation committee. Doron Turgeman and Iris Shapira Yalon serve as the other members of our compensation committee.

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

D. Employees

As of the date hereof, we have no employees and four service providers. Our subsidiaries have 10 full-time service providers and 2 full-time employees. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 30, 2025, by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 881,385,176 ordinary shares outstanding as of April 30, 2025 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 30, 2025, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Noam Band Chief Executive Officer	-		-
Shlomo Shalev Chairman of the Board	24,909,309	(1)	2.75%
Osnat Hillel Fain Director	416,667	(2)	*
Iris Shapira Yalon Director	504,167	(3)	*
Alexander Rabinovich Director	288,288,887	(4)	29.99%
Doron Turgeman Director	1,173,333	(5)	*
Itay Weinstein Chief Finance Officer	416,667	(6)	*

Directors and Senior Management as a group (7 persons)	315,709,030		32.96%

Beneficial owners of 5% or more

Alexander Rabinovitch	288,288,887	(4)	29.99%
Tal Klinger	86,229,088	(7)	9.78%
Roy Klinger	86,229,088	(7)	9.78%
Yaron Yaacobi	90,000,000	(8)	9.72%

*	Denotes less than 1%
(1)	Includes (i) 3,409,309 ordinary shares, (ii) 1,500,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.6 per share exercisable until March 30, 2026, and (iii) 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030, and (iv) 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(2)	Includes 416,667 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(3)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0495 per share exercisable until March 1, 2033, and (ii) 354,167 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(4)	Includes (i) 62,149,487 ordinary shares, (ii) 1,461,394 ADSs representing 146,139,400 ordinary shares and (iii) 80,000,000 warrants exercisable into 80,000,000 ordinary shares at an exercise price of $1.20, exercisable until August 17, 2029.

(5)	Includes (i) 340,000 ordinary shares represented by 3,400 ADSs, and (ii) 833,333 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(6)	Includes 416,667 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(7)	Includes 86,229,088 ordinary shares represented by 862,291ADSs.

(8)	Includes (i) 45,000,000 ordinary shares represented by 450,000 ADSs, and (ii) 45,000,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $1.20 per share, exercisable until August 17, 2029.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s directors and consultants. In addition to the discussion below, see note 14 of our consolidated financial statements for the year ended December 31, 2024.

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

As of December 31, 2024, we have granted to directors and consultants options that are outstanding to purchase up to 27,100,000 ordinary shares under two share option plans.

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

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by us and the abovementioned section 102, we are not entitled to receive a tax deduction that relates to remuneration paid to employees, including amounts recorded as salary benefit for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date. The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period and exercise period, shall be determined by our Board of Directors on the date of the actual allocation. On March 14, 2023, Company’s Board of Directors approved to extend retroactively the expiration date of the 2011 Plan by additional 5 years to August 29, 2026.

As of December 31, 2024, we have granted options to purchase 27,100,000 ordinary shares under the 2011 Plan at exercise prices between $0.01 and $0.17 per ordinary share.

For further details regarding share options granted to our directors and service providers, see note 14 to the consolidated financial statements for the year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of April 28, 2025, there were 9,897,235 ADSs outstanding, held by approximately 15 DTC participants and a registered shareholder, whose holdings represented approximately 78.90% of the total outstanding ordinary shares.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 881,385,176 outstanding ordinary shares as of such date. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	288,288,887	29.99%
Tal Klinger	86,229,088	9.78%
Roy Klinger	86,229,088	9.78%
Yaron Yaacobi	90,000,000	9.72%

B. Related Party Transactions

The following is a description of the transactions with related parties to which we, or our subsidiaries, are party, and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

On June 1, 2012, the Company filed an application for relisting its ADSs on The Nasdaq Capital Market. On July 10, 2013, the Company received a notice from Nasdaq stating that the admission committee had approved the Company’s application to relist its ADSs for trading on The Nasdaq Capital Market. Accordingly, on July 15, 2013, the Company’s ADSs began trading on The Nasdaq Capital Market under the ticker symbol “XTLB”.

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

ORDINARY SHARES

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital was NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consisted of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. The share consolidation was effected on June 22, 2009. Effective August 3, 2017, the authorized share capital of the company increased from NIS 70,000,000 divided into 700,000,000 ordinary shares to NIS 145,000,000 divided into 1,450,000,000 ordinary shares.

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

Distribute securities on the shares that are not distributed to you; or

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

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

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2024 and although we have not determined whether we will be a PFIC in 2025, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

Alternatively, a U.S. holder may also generally avoid the PFIC regime by making a so-called “mark-to-market” election. Such an election may be made by a U.S. holder with respect to ordinary shares owned at the close of such holder’s taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or an equivalent regulated and supervised foreign securities exchange.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2024, our portfolio of financial instruments consists of cash and cash equivalents and marketable securities. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2024, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $46 thousand lower (2023 - loss would have been $144 thousand lower; 2022 - loss approximately $152 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As of December 31, 2024, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2024 were effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

On August 14, 2024, we announced that we completed the acquisition of The Social Proxy Ltd. We acquired all of the issued and outstanding share capital of The Social Proxy and The Social Proxy operates as wholly owned subsidiary of the Company. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, the Company’s management excluded The Social Proxy from the evaluation of internal control over financial reporting as of December 31, 2024. Nevertheless, we integrated financial reporting controls related to the acquired business as of December 31, 2024. The Social Proxy represented 4.1% of the Company’s consolidated total assets as of December 31, 2024, while its revenues comprised 100% of the Company’s consolidated revenues for the year ended December 31, 2024.

Based on that evaluation, our management concludes our internal control over financial reporting was effective as of December 31, 2024.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Not applicable.

(d) Internal controls. There have been change in our internal control over financial reporting that occurred during the year ended December 31, 2024 which derived from the acquisition of The Social Proxy.

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

Principal Accountant Fees and Services

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant, for the years ended December 31, 2024 and December 31, 2023:

	2024	2023
	U.S. dollars in thousands
Audit fees (1)	120	80
Tax services (2)	5	5
Total	125	85

(1)	The audit fees for the year ended December 31, 2024 and 2023 were for professional services rendered for the audit of our annual consolidated financial statements and for review of interim consolidated financial information.

(2)	Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

In the fiscal years ended December 31, 2024 and December 31, 2023 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

Prior to the acquisition of The Social Proxy the need to oversee cybersecurity risks was minimal as the majority of the company’s operations conducted internally. Following the acquisition of The Social Proxy, our Board of Directors has taken an active roll in overseeing cybersecurity posture of the newly integrated business.

In parallel to actions taken by the board to strengthen the company’s cybersecurity risks protection, the Board of Directors appointed a new Chief Executive Officer with significant experience and expertise in cybersecurity defense. He starts to execute an in depth cybersecurity protection program. designed to meet the expanded risk landscape introduced by the acquisition.

This program is subject to active oversight by a designated Board Committee, which is responsible for regularly reviewing the effectiveness of the company’s cybersecurity strategy and ensuring alignment with evolving business needs.

The cybersecurity program encompasses the following key components:

●	Risk assessment findings and mitigation plans;

●	Incident response protocols and outcomes of any material cybersecurity incidents;

●	Compliance with applicable cybersecurity laws and regulations;

●	Investment in cybersecurity infrastructure and technology;

●	Training and awareness programs for employees.

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

AS OF DECEMBER 31, 2024

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

To the Shareholders and Board of Directors

XTL Biopharmaceuticals Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of XTL Biopharmaceuticals Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, since inception, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the acquisition date fair value of the Social Proxy intangible assets

As discussed in Notes 1a and 5 to the consolidated financial statements, on August 14, 2024, the Company acquired The Social Proxy Ltd. “Social Proxy”. The acquisition was accounted for as a business combination. As a result of the transaction, the Company recorded customer relationships, brand name, and developed technology intangible assets (collectively referred to as “intangible assets”). The acquisition date fair value of these assets was $3,601 thousand. The fair value of the customer relationships and developed technology intangible assets were estimated using the multi-period excess earnings method approach. The fair value of the brand name intangible asset was estimated using the relief-from-royalty method approach.

We identified the evaluation of the acquisition date fair value of the Social Proxy intangible assets as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the key assumptions used to estimate the fair value of such assets including forecasted revenues and related growth rates, forecasted earnings before interest and taxes “EBIT” margins for the acquired business, and tradename royalty rates, as well as the Company’s discount rates used to estimate the fair value of the developed technology and brand name intangible assets. Changes in these assumptions could have had a significant effect on the Company’s estimate of fair value. Additionally, specialized skills and knowledge were needed to evaluate the discount rates used.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Company’s acquisition date fair value estimation process, including controls over the development of the key assumptions noted above. We evaluated the forecasted revenue growth rates and EBIT margins by comparing the growth assumptions to publicly available peer data and industry reports. We compared forecasted revenue and EBIT to the Social Proxy’s historical actual results and the Company’s trade name royalty rates to publicly available data for comparable trade name licensing transactions. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the Company’s discount rates by comparing them against ranges that were independently developed using publicly available market data for comparable entities for the developed technology and brand name intangible assets.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2022.

Tel Aviv, Israel
April 30, 2025

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	371	1,401
Marketable securities – InterCure Ltd.	7	772	605
Trade receivable (net of allowance for credit losses of $36 and $0 at December 31, 2024 and 2023, respectively)	5	99	-
Prepaid expenses and other current assets	8	98	40

		1,340	2,046
NON-CURRENT ASSETS:
Fixed assets, net	5	187	-
Intangible assets, net	5,9	3,816	380
Goodwill	5	3,193	-
Long-term bank deposit		14	-

		7,210	380

Total assets		8,550	2,426

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans and credit from banking corporations	10	138	-
Accounts payable	11	790	206
Warrants	12	1,279	-
		2,207	206

NON-CURRENT LIABILITIES:
Warrants	12	689	-

Deferred tax liability, net	5,21	219	-
		908	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	13, 14
Share capital - ordinary shares of NIS 0.1 par value: Authorized - December 31, 2024 and 2023 - 1,450,000,000; Issued and outstanding - 881,385,176 on December 31, 2024 and 544,906,149 on December 31, 2023;		23,138	14,120
Additional paid in capital		141,286	146,326
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(159,009)	(158,246)

Total equity		5,435	2,220

Total liabilities and equity		8,550	2,426

Noam Band	Shlomo Shalev	Itay Weinstein
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: April 30, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2024	2023	2022
	Note	U.S. dollars in thousands (except per share data)

Revenues	16	451	-	-
Cost of service	17	(448)	-	-
Gross profit		3	-	-

Research and development expenses	18	(98)	(31)	(30)
Sales and Marketing expenses	19	(487)	-	-
General and administrative expenses	20	(1,590)	(734)	(850)

Operating loss		(2,172)	(765)	(880)

Change in fair value of financial instruments	12	926	-	1,054
Change in fair value of marketable securities	7	167	(1,022)	(1,531)
Other finance income		34	41	36
Other finance expenses		(112)	(36)	(27)

Finance income (expenses), net	21	1,015	(1,017)	(468)

Loss before income taxes		(1,157)	(1,782)	(1,348)

Income taxes benefit	22	130	-	-

Total comprehensive loss for the year		(1,027)	(1,782)	(1,348)

Basic loss per share (in U.S. dollars):	24	(0.002)	(0.003)	(0.002)
Diluted loss per share (in U.S. dollars):	24	(0.003)	(0.003)	(0.002)

Weighted average number of issued ordinary shares		673,044,737	544,906,149	544,906,149
Diluted weighted average number of ordinary shares		704,163,099	544,906,149	544,909,149

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2024	14,120	146,326	(158,246)	20	2,220

Loss for the year	-	-	(1,027)	-	(1,027)

Issuance of shares and warrants, net (refer to Note 13c)	4, 020	(4,020)	-	-	-

Issuance of shares and warrants as part of the Social Proxy transaction (refer to Note 5)	4,998	(1,020)	-	-	3,978

Share-based payment	-	-	264	-	264

Balance as of December 31, 2024	23,138	141,286	(159,009)	20	5,435

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2023	14,120	146,326	(156,467)	20	3,999

Loss for the year	-	-	(1,782)	-	(1,782)

Share-based payment	-	-	3	-	3

Balance as of December 31, 2023	14,120	146,326	(158,246)	20	2,220

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

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

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Cash flows from operating activities:

Loss for the year	(1,027)	(1,782)	(1,348)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	(591)	1,075	447

Net cash used in operating activities	(1,618)	(707)	(901)

Cash flows from investing activities:

Purchase of fixed assets	(54)	-	-
Interest from bank deposit	34	41	36
Investment in long-term deposits	(14)	-	-
Acquisition of subsidiary, consolidated for the first time (see Note 5)	(410)	-	-
Loan provided to subsidiary prior to acquisition	(400)	-	-

Net cash provided by (used in) investing activities	(844)	41	36

Cash flows from financing activities:

Loan repayment	(13)	-	-
Issuance of shares and warrants	1,460	-	-

Net cash provided by financing activities	1,447	-	-

Decrease in cash and cash equivalents	(1,015)	(666)	(865)
Losses from exchange rate differences on cash and cash equivalents	(15)	(27)	(10)
Cash and cash equivalents at beginning of year	1,401	2,094	2,969

Cash and cash equivalents at end of year	371	1,401	2,094

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

			Year ended December 31,
			2024	2023	2022
		Note	U.S. dollars in thousands

(a)	Adjustments to reconcile net loss to net cash used in operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation and amortization		199	-	1
	Change in deferred taxes		(130)	-	-
	Revaluation of marketable securities	7	(167)	1,022	1,531
	Revaluation of warrants		(926)	-	(1,054)
	Share-based payment expense	14	264	3	14
	Finance expense		14	27	10
	Interest income		(34)	(41)	(36)

			(780)	1,011	466
	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses and other current assets		(58)	45	25
	Decrease in trade receivables		39	-	-
	Increase (decrease) in accounts payable		208	19	(44)

			189	64	(19)

			(591)	1,075	447

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) was established as a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 26 Ben-Gurion Street, Ramat Gan, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

During 2024 the Company has expanded into the data collection industry after completing in August 2024 the acquisition of 100% of the share capital of The Social Proxy Ltd., or the Social Proxy, an innovating and leading AI web data company, developing which develops, operates and powering, distributes a unique ethical, Internet Protocol based, proxy data extraction platform for AI and for Business Intelligence, or BI, purposes at scale.), see also Note 5.

As of December 31, 2024, the Company has two wholly-owned subsidiaries: Xtepo Ltd. (“Xtepo”) and the Social Proxy, both were incorporated in Israel.

The Company, Xtepo and Social Proxy are heretofore referred to as “the Group”.

In March 2025, the Company entered into a definitive exclusive sublicense agreement for its novel synthetic peptide, hCDR1 with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”), see also Note 9.

b.	Going concern:

Since inception, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of $159,009. The Company has financed its operations mainly through fundraising from various investors.

The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on current expected level of operating expenditures, the Company’s cash resources as at December 31, 2024 shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the end of the reporting period of these consolidated financial statements, assuming that the Company will continue its web data plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. As a result, there is significant doubt about the Company’s ability to continue as a going concern.

Management’s plans include securing sufficient financing through the sale of additional equity securities, debt or capital inflows. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. If the Company is unsuccessful in commercializing its products and securing sufficient financing, it may need to cease operations.

The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

c.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2024, a ceasefire agreement has been reached between Israel the Hezbollah terror organization in Lebanon. To date the Company’s operations and financial results have not been materially affected. Since the war broke out in October 2023, the Company’s operations have not been adversely affected by this situation. However, the intensity and duration of Israel’s current war against Hamas and Hezbollah is difficult to predict at this stage, as are such war’s economic implications on its business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, its operations may be adversely affected.

d.	Definitions:

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

e.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on April 30, 2025.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION

a.	Statement of Compliance:

The consolidated financial statements of the Company (the “Financial Statements”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”).

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

Intangible assets - one intangible asset is not yet available for use and therefore not amortized. Impairment in respect of each intangible asset is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

Goodwill is reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets. Goodwill is tested for impairment by comparing the fair value of the reporting unit with it carrying value.

Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with an exercise price differ from Company’s functional currency are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation ” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADS’s” in the statements of comprehensive income (loss).

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

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate of
U.S. $ 1
As of	NIS

December 31, 2024	3.647
December 31, 2023	3.627

2.	Transactions and balances:

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

e.	Initial application of new standards, amendments to standards and interpretations:

1.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants.

The Amendment replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

According to the Amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the Amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2024. The Amendment is applicable retrospectively, including an amendment to comparative data.

Application of the Amendment did not have a material effect on the financial statements.

2.	IFRS 18, Presentation and Disclosure in Financial Statements.

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements:

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

●	Management-defined performance measures (MPMs) are disclosed in a Single note in the financial statements.

●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as Other.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

3.	Amendments to IFRS 9 Financial Instruments:

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Company is yet to evaluate the impact of the amendment. The Company does not expect early adoption of this standard.

NOTE 3:	MATERIAL ACCOUNTING POLICIES

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

a.	Business combination:

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group measures the fair value of the consideration transferred (including contingent consideration) and fair value of the assets acquired and liabilities assumed, in business combination transactions. For information on details on fair value measurement in acquisition of subsidiaries, see Note 5 regarding business combinations.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

b.	Intangible assets:

1.	Unamortized intangible assets (licenses and patent rights):

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, Impairment of Assets (see also Note 9). The amortization of an asset on a straight-line basis over its useful life begins when the development procedure is completed, and the asset is available for use.

2.	Amortized intangible assets (technology, customer list and brand):

Annual amortization rates:

%

Developed technology	14.3
Customer list	10.0
Brand	6.7

3.	Research and development:

Research expenditures are recognized as expenses when incurred.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

c.	Impairment of non-financial assets:

Goodwill, and intangible assets which are not yet available for use are not amortized and impairment in their respect is tested at least every year. Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (reporting units).

Non-financial assets that sustained impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position. An impairment is tested at least every year. In addition, discretion is exercised as to whether there is an indication to examine impairment more frequently.

d.	Investments and other financial assets:

The Group classifies its equity investments as financial assets at fair value through profit or loss (FVPL).

e.

Revenue recognition:

The Company’s revenues are comprised of one category: licensing cloud-enabled software subscriptions.

The Company recognizes revenue in accordance with IFRS 15, “Revenue from Contracts with Customers” (“the Standard”). A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenues from licensing cloud-enabled software subscriptions include subscription fees from customers accessing the Company’s enterprise cloud services. Cloud services allow customers to use the Company’s software without taking possession of the software. Revenue is recognized ratably over the contract term. Substantially all of the Company’s subscription service arrangements are non-cancelable and do not contain refund-type provisions.

The Company recorded an allowance for doubtful debts in the amounts of $36 thousand and $0 thousand as of December 31, 2024, and 2023, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

f.	Share-based payment:

The Group operates a share-based payment plan for employees, directors, officers and other service providers who render services that are settled with the Group’s equity instruments. In this framework, the Company grants employees, directors, officers and other service providers, from time to time, and, at its discretion, options to purchase shares of the Company. The fair value of options granted is measured according to the Black-Scholes model as of the date of grant (the date of the Company’s Board of Directors’ decision unless shareholders’ approval is required) and recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date.

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

g.	Earning (loss) per share:

Basic loss per share is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

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

h.	Issuance of warrants:

The exercise price of the warrants issued at the Social Proxy Transaction is in NIS (different than the functional currency) and therefore these warrants are classified as a liability. The warrants issued at the fund-raising have a cashless exercise mechanism and therefore, in accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, are also a financial liability.

The Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black-Scholes model and Black-Scholes-Merton Digital/Binary call option model).

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

As of December 31, 2024, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the year would have been $46 thousand lower (2023 - loss would have been $144 thousand lower; 2022 - loss would have been $152 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable and exchange rate changes on NIS-denominated cash and cash equivalents and investment in marketable securities.

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

Since its inception, the Company has incurred significant losses and negative cash flows from operations. As a result, the Company’s current cash resources might not be sufficient to fund the Company’s obligations for a period of at least 12 months from the end of the reporting period.

Management plans to mitigate the liquidity risk by securing sufficient financing through the sale of additional equity securities, debt or capital inflows. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all (see note 1b).

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

The financial asset of the group is classified in one category: measured subsequently at fair value through profit or loss.

As of December 31, 2024, all financial liabilities were classified in one of two categories: Trade and other account payables, measured at amortized cost, and warrants measured at fair value through profit or loss.

As of December 31, 2023, all financial liabilities were classified in one category: Trade and other account payables, measured at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c.	Changes in financial liabilities:

Warrants
U.S. dollars in thousands

Balance as of December 31, 2021	1,054
Revaluation during the year	(1,054)
Exercises during the year	-
Balance as of December 31, 2022	-
Revaluation during the year	-
Balance as of December 31, 2023	-
Issuance during the year	2,894
Revaluation during the year	(926)
Balance as of December 31, 2024	1,968

Warrant sensitivity analysis:

	December 31, 2024
	Increase	Decrease
	U.S. dollars in thousands

Warrants issued at the Social Proxy Transaction:
Volatility (5% movement)	(8)	1
Discount rate (2% movement)	(49)	51

Warrants issued at the fund-raising:
Volatility (5% movement)	(43)	46

See also note 12.

NOTE 5:	SUBSIDIARIES

The Company has two wholly-owned subsidiaries: Xtepo and Social Proxy.

a.	Xtepo is a private company established in Israel on November 9, 2009. In August 2010, a share exchange transaction was completed between Xtepo and the Company.

b.	On August 14, 2024, as part of the Company’s strategy to expand its assets portfolio with high potential assets, the Company completed the acquisition of 100% of the shares of Social Proxy LTD (the “Transaction”), an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale. Social Proxy LTD has two subsidiaries – Social Proxy Inc (a United States company) and Social Proxy LDA (a Portugal company).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SUBSIDIARIES (Cont.)

As was amended on November 11, 2024, the Transaction was in exchange for the issuance by the Company to the shareholders of the Social Proxy, by way of a private placement, of 186,479,027 ordinary shares of the Company, and the payment of $430 thousand to the shareholders of the Social Proxy. In addition, as part of the Transaction, the shareholders of Social Proxy were issued 2,896,142 warrants to purchase the same amount of ADS’s, which may only be exercised upon reaching certain financial measured milestones within a period of up to 3 years from the closing of the Transaction. The certain financial measures include: achievement by Social Proxy of minimum annual recurring revenue in the first 12 months following acquisition, the achievement by Social Proxy of minimum annual recurring revenue until December 31, 2026 and positive EBITDA within 3 years following the acquisition.

During the year ended December 31, 2024, the Company incurred approximately $60 thousand in transaction costs related to the acquisition, which primarily consisted of legal and valuation-related expenses. These expenses were recorded in general and administrative expense in the accompanying Consolidated Statements of Comprehensive Income.

The results of operations of Social Proxy have been included in the consolidated financial statements since the acquisition date of August 14, 2024. Social Proxy revenues and net loss included in the Company’s consolidated statement of comprehensive income (loss) from August 14, 2024, through December 31, 2024, were $451 thousand and $913 thousand, respectively.

If the acquisition had occurred on January 1, 2024, management estimates that consolidated revenue would have been $ 1,619 thousand, and consolidated loss for the year would have been $ 1,720 thousand. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2024.

The Company accounted the acquisition as a Business Combination.

Under the purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SUBSIDIARIES (Cont.)

The table below summarizes the fair value of assets acquired and liabilities as of the acquisition date:

August 14, 2024
U.S. dollars in thousands

Cash and cash equivalents	20
Trade receivables	138
Fixed assets, net	167
Accounts payable	(377)
Loans	(551)
Intangible assets	3,601
Goodwill	3,193
Deferred taxes liabilities, net	(349)
5,842

Cash consideration	430
Fair value of issued shares (*)	4,018
Fair value of issued warrants (see Note 12)	1,394
5,842

(*) Fair value of issued shares was measured according to the quoted share price.

The intangible assets as of the closing date of the acquisition included:

U.S. dollars in thousands

Developed technology	2,508
Customer relationships	291
Brand name	802

3,601

Indications of fair value of the intangible assets acquired in connection with the acquisition were determined using either the income, market or replacement cost methodologies. The intangible assets are being amortized based on their estimated revenue producing life span.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SUBSIDIARIES (Cont.)

c.	Valuation of intangible assets involves multiple assumptions. The key assumptions are described below.

Developed technology acquired primarily consists of existing technology related to a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale. The technology was valued using the multi-period excess earnings method, under the income approach. Using this approach, the estimated fair values were calculated using mainly forecasted future revenue and EBIT margin in order to project cash flows from specific products, discounted to their net present values at an appropriate risk-adjusted rate of return.

The Customer relationships represent the fair value of future projected revenues that will be derived from the sale of products to Social Proxy’s existing customers. Customer relationships were valued using the multi-period excess earnings method, under the income approach. Using this approach, the estimated fair values were calculated using mainly forecasted future revenue and EBIT margins in order to project cash flows from specific customers, discounted to their net present values at an appropriate risk-adjusted rate of return.

The Brand name relates to the estimated fair value of future cash flows related to the Social Proxy brand. The brand was valued by applying the relief-from-royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue under the brand name.

d.

On March 27, 2024, the Company entered into a loan agreement with the Social Proxy. According to the loan agreement, on March 27, 2024, the Company provided the Social Proxy with a loan of US$150 thousand. In addition, during May through August, 2024, the Company provided additional loans at the amount of $250 thousand in the same terms. The loan bears an annual interest of 8%. At the acquisition date, the carrying amount was a reasonable approximation of the loan agreement fair value. Upon consolidation the Intercompany loan agreement balances have been eliminated.

NOTE 6:	CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023
	U.S. dollars in thousands

Cash in banks	371	133
Bank deposits with original maturities of three months or less*	-	1,268

	371	1,401

*	Deposits with maturity of less than three months, no such deposits as of December 31, 2024 (in 2023 the deposits were bearing interest of 4.41%-5.1% per annum).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2024	2023
	U.S. dollars in thousands

U.S. dollars	343	382
NIS (not linked to the Israeli CPI)	28	1,019

	371	1,401

NOTE 7:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2024 and 2023 the Company holds approximately 473,998 (1.04%) of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE” and at the Nasdaq Capital Market - “Nasdaq”).

c.	Changes in marketable securities for the years ended December 31, 2024, 2023 and 2022, were as follows:

	December 31,
	2024	2023	2022
	U.S. dollars in thousands

Fair value opening balance	605	1,627	3,158
Changes in fair value during the year	167	(1,022)	(1,531)

Fair value closing balance	772	605	1,627

During January 2025 through March 2025 (after the balance sheet date), the Company sold 241,983 shares of InterCure Ltd in aggregate consideration of approximately $404 thousand. See also Note 24.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2024	2023
	U.S. dollars in thousands

Prepaid expenses and other receivables	51	29
Government authorities (*)	47	11

	98	40

(*)	The government authorities are monetary items, which are denominated or linked is NIS.

The carrying amount of government authorities is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 9:	INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda, as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The license from Yeda also included all clinical data of the phase 1 and phase 2A conducted in the hCDR1. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses payable in six installments, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Israel innovation authority.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	INTANGIBLE ASSETS (Cont.)

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

The license agreement may also be terminated by Yeda upon 45 days prior written notice if either the Company fails to meet certain development milestones or commercial sale shall have commenced and there shall be a period of 6 months of no sales, subject to certain exceptions. Yeda shall also be entitled to terminate the license agreement if the Company were to commence legal action against Yeda challenging the validity of any of the licensed patents, and the Company was unsuccessful in such challenge, in which event the Company would be required to pay Yeda liquidated damages of $8 million. Either party may also terminate the license agreement in the case of a material breach that remains uncured or certain bankruptcy events.

As of December 31, 2024, all expense reimbursement for patent expenses to Yeda in the amount of $380 thousand were paid, except for a remaining liability of $127 thousand, disclosed under accounts payable. The reason for the remaining liability is that the Company decided not to conduct the phase 2 by itself and to look for a strategic partner. As a result, the second milestone (commencement of Phase 2) was not met yet.

Accordingly, the license agreement may be terminated by Yeda upon 45 days prior written notice. To this date the Company and Yeda have held discussions regarding further amendment to the payment scheme under the license agreement (see agreement with Biossil below).

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

In order to measure the recoverable amount of the hCDR1 asset, on December 31, 2023 and 2022 the Company management deducted the fair value of its other assets and liabilities from the amount representing its market value. The resulting fair value attributable to the hCDR1 asset was higher than the book value of the hCDR1 asset and therefore no impairment was recorded in the Company’s financial statements as of December 31, 2023 and 2022.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	INTANGIBLE ASSETS (Cont.)

On October 1, 2024, the Company signed a letter of intent for the sublicense of hCDR1. On February 12, 2025 (after the balance sheet date), the Company entered into a definitive Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”), for sublicense of its novel synthetic peptide, hCDR1, see Note 24. Yeda was informed by the Company and by Biossil about the Exclusive Sublicense Agreement and has agreed to its execution. . Thus, from such date we are no longer actively involved with the development of hCDR1 or with the development of any other drug candidate.

As of December 31, 2024, the Company engaged third party appraiser to evaluate the consideration under the license agreement above as part of Company’s impairment analysis.

The third party appraiser used an Income Approach, utilizing the Discounted Cash Flow (“DCF”) using the following main assumptions - forecasted future revenue, the time required to achieve the targets in the agreement, discounting factor of the sales, phase transition rate (according to Black-Scholes-Merton Digital Call model) and cumulative transition rate until receipt of regulatory approval of the product.

As the fair value of the consideration was higher than asset’s book value, the Company reached to a conclusion that no impairment required as of such date.

There were no changes or movements in 2024, 2023 and 2022 and the balance remained $380 thousand.

b.	Intangible assets acquired as a result of subsidiary acquisition

On August 14, 2024, the Company completed the acquisition of 100% of the shares of Social Proxy. As part of the acquisition, the Company recognized intangible assets in the amount of $3,601 thousand. See also Note 5.

c.	Composition and movement:

	hCDR1	Developed technology	Customer List	Brand	Total
	U.S. dollars in thousands

Balance as of January 1, 2024	380	-	-	-	380
Recognitions during the year	-	2,508	291	802	3,601
Amortization during the year	-	(134)	(11)	(20)	(165)

Balance as of December 31, 2024	380	2,374	280	782	3,816

Amortization of developed technology is recognized as cost of service, amortization of customer list is recorded as selling and marketing expenses and amortization of a brand is recorded as selling and marketing expenses in the statements of comprehensive income (loss).

As of December 31, 2024, the Company engaged third party appraiser to perform a quantitative assessment of the goodwill recognized as part of Company’s impairment analysis. The third party appraiser used Income Approach, utilizing the Discounted Cash Flow (“DCF”) using the following assumptions - forecasted revenue, level of future expenditures discounted to their present value.

The estimated fair value of the web proxy solutions cash generating unit exceeded its estimated carrying amount and as such the Company reached to a conclusion that no impairment required as of such date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	LOANS AND CREDIT FROM BANKING CORPORATIONS

Composition:

	December 31,
	2024	2023
	U.S. dollars in thousands

Short-term loan (*)	132	-
Credit from banking corporations	6	-

	138	-

(*)	On October 15, 2024, Social Proxy received a $163 thousand loan. The loan is repaid monthly over a period of 12 months and bears an annual interest of 12% on the initial loan amount.

NOTE 11:	ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2024	2023
	U.S. dollars in thousands

Trade payables	196	1
Accrued expenses	492	205
Deferred revenues	18	-
Employees and related	53	-
Other payables	31	-

	790	206

The carrying amount of accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of accounts payable is denominated in the following currencies:

	December 31,
	2024	2023
	U.S. dollars in thousands

U.S. dollars	362	157
NIS (not linked to the Israeli CPI)	428	49

	790	206

NOTE 12:	WARRANTS

On August 14, 2024, the Company raised through a private placement gross funds amounting to $1,500 thousand by issuing 1,500,000 ADS’s (equal to 150,000,000 ordinary shares) and 1,500,000 warrants to purchase the same amount of ADS’s at an exercise price of NIS 0.1 per share. The warrants shall be exercisable immediately and will expire five years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism.

On August 14, 2024, as part of the Social Proxy Transaction, the Company issued the previous owners 2,896,142 warrants to purchase the same amount of ADS’s (equal to 289,614,200 ordinary shares). The warrants may only be exercised upon reaching of certain financial milestones and will expire five years from the issuance date.

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

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	WARRANTS (Cont.)

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognized in the income statement but is deferred on the balance sheet and is commonly known as a ‘day-one gain or loss’. This deferred gain or loss is recognized in the income statement over the life of the contract until substantially all the remaining contractual cash flows can be valued using observable market data at which point any remaining deferred gain or loss is recognized in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognized immediately in the income statement. As of August 14, 2024 and December 31, 2024, the deferred loss amounted to $1,128 thousands and $1,044 thousands, respectively.

The Company accounted for the warrants issued with a cashless exercise mechanism and exercise price different from Company’s functional currency as a non-current liability according to provisions of IAS 32. The Company measures the warrants at fair value by using a Black-Scholes model.

The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants are classified as level 3, see also Note 4.

The Company used the following assumptions to estimate the warrants issued at the fund-raising:

	December 31, 2024	August 14, 2024

Risk-free interest rate (1)	4.36%	3.67%
Expected volatility (2)	95.95%	98.29%
Expected life (in years) (3)	4.62	5
Dividend yield (4)	0%	0%

The Company used the following assumptions to estimate the warrants issued at the Social Proxy Transaction:

	December 31, 2024	August 14, 2024

Risk-free interest rate (1)	4.2-4.3%	4.1-4.2%
Expected volatility (2)	49.4-57.7%	49.5-57.4%
Expected life (in years) (5)	0.75-3	1-3
Dividend yield (4)	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

(5)	Expected life - the expected life was based on the assumed milestones achievement date.

In 2024, the Company recorded finance income of $926 thousand in statements of comprehensive loss due to the change in the fair value of the warrants. See also note 4c.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	WARRANTS (Cont.)

Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2024 -

Number of shares exercisable	Issuance date	Exercise price (per warrant)	Expiration date

150,000,000	August 14, 2024	$1.2	August 14, 2029
289,614,200	August 14, 2024	NIS 0.1	August 14, 2029

439,614,200

NOTE 13:	SHARE CAPITAL, RESERVES AND ACCUMULATED DEFICIT

a.	The Company’s Ordinary shares of NIS 0.1 par value are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. Each ADS consist of 100 Company’s Ordinary shares.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	The Company’s authorized share capital is 1,450,000,000 Ordinary Shares.

c.

On August 14, 2024, the Company issued 150,000,000 ordinary shares and warrants to purchase 150,000,000 ordinary shares, in a fund-raising round of US$1,500 thousand. In the fund-raising participated one of Companies related party.

The consideration received from the issuance of different financial instruments in a single transaction is attributed initially to financial liabilities that are measured at each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value and the remaining amount is recognized as equity component. At the closing, the fair value of the Warrants was greater than the gross proceeds received. Therefore, the entire consideration was allocated to the Warrants liability and no consideration has been allocated to equity component, except for a sorting between Share Capital and Additional Paid In Capital, in the amount of $4,020 thousand, representing the 150,000,000 ordinary shares issued. As a result, applicable issuance costs of $ 71 thousand have been recorded as an expense under financing expenses. See note 12 regarding the measurement of the warrants liability.

d.	On August 14, 2024, the Company issued 186,479,027 ordinary shares as part of the Transaction, see also Note 5.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHARE-BASED PAYMENT

On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company, in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. On January 29, 2020, it was decided to increase the reserve by 10 million and on May 19, 2020, it was decided to increase the reserve by another 10 million options. The total reserve after these increases is 30 million.

As of December 31, 2024, the remaining number of options available for grant under the 2011 Plan is 2,900,000 options.

On March 2, 2023, the Company’s shareholders approved the grant of options exercisable into 150,000 of the Company’s ordinary shares to one of Company’s directors for an exercise price of NIS 0.0495 per share (USD 0.014 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options were fully vested on the day of grant.

On March 14, 2023, Company’s Board of directors approved retroactively to extend the expiration date of the 2011 plan by additional 5 years to August 29, 2026.

On March 17, 2024, the Company’s board of directors approved the grant of 148,500 options exercisable into 148,500 ADSs (14,850,000 ordinary shares) of the Company, out of which 138,500 were subject to shareholders meeting (approved on April 30, 2024, by Company’s shareholders meeting) to certain officers and directors of the Company. 100,000 options fully vested on date of grant and 48,500 options vest according to Company’s 2011 share option plan.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price (USD)

Outstanding at beginning of year	12,550,000	0.05	12,400,000	0.05	12,400,000	0.05
Granted	14,850,000	0.01	150,000	0.01	-	-
Expired	(300,000)	0.12	-	-	-	-

Outstanding at end of year	27,100,000	0.03	12,550,000	0.05	12,400,000	0.05

Exercisable at end of year	23,462,500	0.03	12,550,000	0.05	10,733,330	0.05

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2024			2023
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,150,000	0.03 - 0.11	5.30	10,900,000	0.03 - 0.14	6.07
1,500,000	0.17	0.66	1,500,000	0.17	1.66
15,450,000	0.01	4.25	150,000	0.01	9.17

27,100,000			12,550,000

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

December 31, 2022
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	6.94
1,500,000	0.17	2.66

12,400,000

Share based expenses recognized in the Company’s statements of comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 for grant of options to employees and service providers were $264, $3 and $14 thousand, respectively.

The table below summarizes the outstanding options as of December 31, 2024 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS	Fair value USD in thousands	Vesting schedule

450,000	Former directors	December 30, 2014	0.4325	27	Fully vested
150,000	One Director	March 25, 2015	0.40	24	Fully vested
1,500,000	Chairman of Board	March 31, 2016	0.6	63	Fully vested
10,000,000	Chief Executive Officer	July 7, 2020	0.09	103	Fully vested
150,000	Director	March 2, 2023	0.0495	1	Fully vested
1,000,000	Chief Financial Officer	March 17, 2024	0.0438	5	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Director	March 17, 2024	0.0438	21	12 equal portions each quarter over a period of 3 years from the date of grant
10,000,000	Chief Executive Officer	March 17, 2024	0.0438	214	Fully vested on date of grant
850,000	Director	March 17, 2024	0.0438	18	12 equal portions each quarter over a period of 3 years from the date of grant
2,000,000	Director	March 17, 2024	0.0438	43	12 equal portions each quarter over a period of 3 years from the date of grant

27,100,000

(*)	Date of the Company’s Board of Directors’ decision (or shareholders, if required). As of December 31, 2024, 3,637,500 options are not yet vested and therefore $39 thousand compensation costs were not yet recognized.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2024 is estimated at the date of grant using a Black-Scholes model with the following weighted average assumptions:

	March 17, 2024	April 30, 2024

Dividend yield	0%	0%
Expected volatility	81.27%	91.15%
Risk-free interest	4.31%	4.72%
Expected life (years)	5	5

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

No options were granted in 2022.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SEGMENT REPORTING

The Company’s reporting structure is comprised of the following strategic operating segments: development of pharmaceutical drugs for the treatment of autoimmune diseases and web data collection solutions. The Company believes this structure aligns its external reporting presentation with how it currently manages and views its business internally. The CODM is the Chief Executive Officer of XTL. The CODM uses revenues and expenses to evaluate the performance of each business segment, and then leverages this information to decide where to allocate resources and assess how well each segment is performing financially, considering factors like revenue, and significant expenses specific to that segment.

The following table presents a disaggregation of revenue and other financial information, for the periods indicated:

	Year ended December 31, 2024
	Development of pharmaceutical drugs for the treatment of autoimmune diseases	Web data collection solutions	Total
	U.S. dollars in thousands

Revenues	-	451	451
Cost of service	-	(314)	(314)
Gross profit	-	137	137

Research and development expenses	(16)	(82)	(98)
Sales and Marketing expenses	-	(456)	(456)
General and administrative expenses	(924)	(666)	(1,590)
Intangible assets amortization	-	(165)	(165)

Operating loss	(940)	(1,232)	(2,172)

Change in fair value of financial instruments	-	-	926
Change in fair value of marketable securities	-	-	167
Other finance income	-	-	34
Other finance expenses	-	-	(112)

Finance income, net	-	-	1,015

Income taxes	-	-	130

Total comprehensive loss for the year	-	-	(1,027)

In the years 2023 and 2022 The Company had only one segment - development of pharmaceutical drugs for the treatment of autoimmune diseases.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SEGMENT REPORTING (Cont.)

The Group has disclosed these amounts for each reportable segment because they are either included in the segment measure of profit or loss reviewed by the CODM or otherwise regularly provided to the CODM. The Group applied judgement and considered a number of factors, including the core principle of IFRS8 Operating Segments, to determine the material items of income and expense to disclose for each reportable segment.

NOTE 16:	REVENUES AND COST OF SERVICES

All revenues are provided by Social Proxy. Social Proxy revenues derive from one stream – web data collection platform.

NOTE 17:	COST OF SERVICE

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Hosting, carriers and subcontractors	314	-	-
Amortization	134	-	-

	448	-	-

NOTE 18:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Salaries and expenses relating to employees	20	-	-
Service providers and other expenses	78	31	30

	98	31	30

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	SALES AND MARKETING EXPENSES

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Salaries and expenses relating to employees and service providers	278	-	-
Advertising	162	-	-
Amortization	31	-	-
Other	16	-	-

	487	-	-

NOTE 20:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Salaries, management fees and expenses relating to service providers	227	107	117
Share based payment expense	264	3	14
Patents and fees	55	94	141
Directors’ fees	75	60	68
Investor relations and travel	13	-	-
Rent and office maintenance	27	12	6
Insurance	100	119	202
Professional services	700	330	291
Other	129	9	11

	1,590	734	850

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Finance expenses:
Revaluation of marketable securities	-	(1,022)	(1,531)
Bank account management fees and commissions	(27)	(4)	(11)
Exchange rate differences	(26)	(32)	(16)
Issuance costs	(31)	-	-
Interest expenses	(28)	-	-

Total finance expenses	(112)	(1,058)	(1,558)

Finance income:
Revaluation of warrants to purchase ADS’s	926	-	1,054
Revaluation of marketable securities	167	-	-
Interest income	34	41	36

Total finance income	1,127	41	1,090

Finance income (expenses), net	1,015	(1,017)	(468)

NOTE 22:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Since the tax year 2018, the taxable income of the Company and XTEPO is subject to a corporate tax rate of 23%.

Benefits granted to a Preferred Enterprise include reduced tax rates. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate is 12% for all areas other than Development Area A (which is 7.5%).

Company’s management believe the Company’s subsidiary Social Proxy will be entitled to beneficial tax rate of 12% according to a preferred technology enterprise (“PTE”). In order to comply with the PTE, the Company must meet certain criteria which include – investment in research and development, development of products that are innovative and high-value, significant revenues from sales outside of Israel, income derives from IP developed in Israel and used for exports. Company’s management believe the Company’s subsidiary Social Proxy meets these requirements.

Social Proxy Inc and Social Proxy LDA are subject to a corporate tax rate of 21% applicable in United states and Portugal.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	TAXES ON INCOME (Cont.)

b.	Tax income:

Income taxes benefit for the year 2024 derives from the Change in deferred tax liability. No tax income (expenses) were recorded in 2023 and 2022.

c.	The Company’s carryforward tax losses as of December 31, 2024, totaled approximately $39 million which may be carried forward and offset against taxable income in the future for an indefinite period and approximately $23 million capital loss carryforward which may be offset against future capital gain. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.	Composition of income tax benefit:

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands (except per share data)

Current tax expense (income)
Current year	-	-	-

Deferred tax expense (income)
Creation and reversal of temporary differences	(130)	-	-

Income tax benefit	(130)	-	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	TAXES ON INCOME (Cont.)

e.	Deferred tax movements:

	Intangible assets	Net operating loss carryforward	Total

Balance of deferred tax asset (liability) as at January 1, 2024	-	-	-
Business combinations (see Note 5)	(432)	83	(349)
Changes recognized in profit or loss	20	110	130
Balance of deferred tax asset (liability) as at December 31, 2024	(412)	193	(219)

f.	The main reconciling items between the “theoretical” tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (23%) and the taxes recorded in the statements of comprehensive income (loss) in the reporting year are revaluation expenses (income) not recognized for tax purposes, changes in taxes resulting from exchange rate differences and different tax rates of foreign subsidiaries, changes in deferred tax for tax losses carryforwards, and taxable losses for which no deferred taxes were recognized.

e.	Tax assessments:

The Company and Xtepo filed self-assessments that are deemed final through the 2019 tax year.

Social Proxy did not receive tax assessments since inception.

h.	Unrecognized deferred taxes:

As of December 31, 2024 and 2023, the Company’s had a deferred tax liability of approximately $101 thousand and $141 thousand, respectively due to an investment in marketable securities – InterCure Ltd. The deferred tax liability was fully offset by a deferred tax asset due to utilization of tax losses from prior years.

NOTE 23:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2024	2023	2022
	U.S. dollars in thousands

Management fees, directors, and consulting fees	341	240	262
Share-based payments	264	3	14

	605	243	276

Number of persons	11	8	8

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The Company pays to an accounting firm of which the company’s CFO is a Partner (“accounting firm”), a monthly fee of NIS 15 thousand (approximately $4 thousand) for controller and bookkeeping services. Total fees for controller and bookkeeping services for the years ended 2024, 2023 and 2022 were approximately 73$ thousand, $49 thousand and $53 thousand respectively.

In addition, as of December 31, 2024 and 2023, the Company’s balances with key management personnel and the accounting firm, totaled approximately $132 thousand and $32 thousand (all of which were linked to the NIS).

For further information regarding share-based payment to related parties, see also Note 14.

InterCure Ltd.:

As of December 31, 2024 and 2023, the Company’s share in the shares of InterCure Ltd. was 1.04%.

The Company’s investment in the shares of InterCure Ltd. is presented as Marketable securities.

As of December 31, 2024 and 2023, the Company’s balances of InterCure Ltd.’s shares total approximately $772 thousand and $605 thousand, respectively. See also Note 6.

The Company subleased an office from Canndoc Ltd., which is a subsidiary of InterCure Ltd, during 2023 and 2022. The Company recorded rent expenses of approximately $11 thousand and $5 thousand to Canndoc Ltd in 2023 and 2022 respectively.

One of Company’s related party participated in the fund-raising occurred in August 2024, see Note 13c.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:	LOSS PER SHARE

Basic loss per share

The calculation of basic earnings per share (EPS) is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding.

Loss attributed to ordinary shareholders (basic)

	2024	2023	2022
	U.S. dollars in thousands
Total comprehensive loss for the year	(1,027)	(1,782)	(1,348)

Weighted-average number of ordinary shares (basic)

	2024	2023	2022
	Number of shares
Issued ordinary shares at January 1	544,906,149	544,906,149	544,906,149
Issued August 14, 2024, due to fundraising	57,123,287	-	-
Issued August 14, 2024, due to The Social Proxy Transaction	71,015,301	-	-

Weighted average number of ordinary shares (basic)	673,044,737	544,906,149	544,906,149

Diluted loss per share

The calculation of diluted EPS is based on the following loss attributable to shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

Loss attributed to ordinary shareholders (diluted)

	2024	2023	2022
	U.S. dollars in thousands
Total comprehensive loss for the year (basic)	(1,027)	(1,782)	(1,348)
Warrant revaluation income	(747)	-	-
	(1,774)	(1,782)	(1,348)

Weighted-average number of ordinary shares (diluted)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:	EARNINGS (LOSS) PER SHARE

	2024	2023	2022
	Number of shares
Weighted-average number of ordinary shares (basic)	673,044,737	544,906,149	544,906,149
Effect of warrants	31,118,361	-	-

Weighted average number of ordinary shares (diluted)	704,163,099	544,906,149	544,906,149

In 2024, 26,650,000 options and 2,896,142 warrants (each warrant is exercisable to 100 shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. In 2023 and 2022 all options and warrants were excluded from the diluted weighted average number of shares calculation because their effect would have been anti-dilutive

The average market value of the Company’s shares for calculating the dilutive effect of share options and warrants was based on quoted market prices for the year during which the options were outstanding.

NOTE 26:	SUBSEQUENT EVENTS

a.	On February 12, 2025, the Company entered into a definitive Exclusive Sublicense Agreement (the “Agreement”) with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”).

Pursuant to the Agreement, the Company will grant Biossil, for the term of the Agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to its novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the Agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide (the “Product”), trademarks, trade names, logos and labelling owned or controlled by the Company or its affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. In consideration for granting the rights under the Agreement the Company will be entitled to cumulative payments of up to approximately $11,500 thousand. At closing, Biossil paid $137.5 thousand as non-refundable license issuing fee and up to cumulative $3,362 thousand will be due upon the occurrence of certain regulatory milestones and up to cumulative $8,000 thousand will be due upon the occurrence of certain commercial milestones, all as determined therein. Thus, the Company is no longer actively involved with the development of hCDR1 or with the development of any other drug candidate

b.	During January 2025 through April 27, 2025, the Company sold 241,983 shares of InterCure Ltd in aggregate consideration of approximately $404 thousand see also Note 7.

c.	On April 7, 2025, the Company announced that Mr. Noam Band was appointed the Chief Executive Officer of the Company, and that Mr. Band replaces Shlomo Shalev who will continue to serve as the Chairman of the Company’s Board of Directors. In accordance with the Israeli Companies Law, Mr. Band’s compensation is subject to shareholder approval.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association (9)

1.2	Form of Share Certificate (including both Hebrew and English translations) (2)

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2.1	Description of Securities (11)

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (1)

4.2	2011 Share Option Plan dated August 29, 2011 (6)

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (3) †

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective April 1, 2008 (3) †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (4)

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (5)

4.7	Form of First Amendment to License Agreement between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (6)

4.8	Form of Service Agreement, dated July 2020, between XTL Biopharmaceuticals Ltd. and Shlomo Shalev.*

4.9	Form of CEO Employment Agreement dated April 2, 2025, between XTL Biopharmaceuticals Ltd. and Noam Band Ltd.*

4.10	Share Purchase Agreement, dated as June 5, 2024, by and between the then shareholders of THE SOCIAL PROXY LTD. and XTL Biopharmaceuticals Ltd. (12)

4.11	Exclusive Sublicense Agreement, dated as February 12, 2025, by and between XTL Biopharmaceuticals Ltd.,and Biossil Inc,*

8.1	List of Subsidiaries*

11.1	Insider Trading Policy*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002,*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

99.7	Clawback Policy (13)

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential information contained in this exhibit was omitted.

(1)	Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

(2)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

(3)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.

(4)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

(5)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

(6)	Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

(7)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 22, 2017.

(8)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 9, 2017.

(9)	Incorporated by reference from the registration statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2005.

(10)	Incorporated by reference from the registration statement on Form F-1/A filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on February 1, 2018.

(11)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

(12)	Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on June 5, 2024.

(13)	Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2024.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: April 30, 2025	Signature:	/s/ Noam Band
Noam Band
Chief Executive Officer