Form 20-F
period 2025-12-31
XTL BIOPHARMACEUTICALS LTD
filed 2026-06-30
CIK 1023549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

85 Medinat Hayehudim St.

Herzliya,

4676670, Israel

(Address of principal executive offices)

Noam Band

Chief Executive Officer

85 Medinat Hayehudim St.

Herzliya,

4676670, Israel

Tel: +972-54-2288897

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

As of December 31, 2025 - 946,243,356 Ordinary Shares were issued and outstanding. This number includes 2,365,608 American Depositary Shares and excludes 372,957,973 dormant ordinary shares.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Item 5. Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

●	our ability to continue operating as a going concern;

●	fluctuations in the market price of our securities;

●	the possibility that our securities could be delisted from The Nasdaq Capital Market or the Tel-Aviv Stock Exchange (“TASE”);

●	potential dilution to the holders of our securities as a result of future issuances of our securities;

●	fluctuations in our results of operations;

●	the availability of capital to satisfy our working capital requirements;

●	our current and future capital requirements and our ability to raise additional funds to satisfy our capital needs;

●	our ability to identify potential acquisition targets or our ability to consummate such transactions;

●	the integration and effects of our acquisitions, including the acquisition of Psyga Bio Ltd.;

●	the accuracy of our financial forecasts and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

●	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

●	the Company’s offices are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East;

●	our ability to obtain and maintain intellectual property protection for our core assets and the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

●	other risks and uncertainties described in this report.

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

Risk Factors Summary

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	Management has concluded that there is substantial doubt about our ability to continue as a going concern which could prevent us from obtaining new financing on reasonable terms or at all.

●	Psyga Bio’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges we may encounter. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We are engaged in on-going development of our current and future products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

●	We plan to eventually introduce improved as well as new products and services as working capital and cash flow may permit, and our business will be harmed if we are not successful in selling these improved as well as new products and services to our existing customers and new customers.

●	To the extent we experience management turnover, this will create uncertainties and could harm our business.

●	If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

●	Any acquisitions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful. We may not realize the benefits of these acquisitions.

●	A material breach in security relating to the Company’s information systems and regulation related to such breaches, cyber-attacks, or other disruptions could adversely affect the Company, expose us to liability and affect our business and reputation.

●	Our business involves risks and uncertainties that may not be covered by our insurance.

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, Israel and Iran and the greater conflict in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, Iran or any other geopolitical tensions.

●	We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

●	We may fail to realize the anticipated benefits of our acquisition of Psyga, which could materially and adversely affect our business, financial condition, and results of operations.

●	The acquisition of Psyga Bio represents a transformative change to our business profile that subjects us to entirely new risks and uncertainties.

●	The issuance of shares or other consideration in connection with the Psyga Bio acquisition may result in significant dilution to our existing shareholders.

●	Psyga’s product candidates are in early stages of development, have not been approved by any regulatory authority, and may never receive regulatory approval or become commercially viable.

●	The FDA regulatory pathway for psychedelic compounds is complex, evolving, and uncertain, and we may face novel regulatory challenges that delay or prevent approval of our product candidates.

●	Clinical trials of psychedelic compounds face unique methodological challenges that may compromise trial results or delay development timelines.

●	We rely on third-party contract research organizations and clinical trial sites to conduct our clinical trials, and their failure to perform satisfactorily could delay or compromise our clinical development programs.

●	Regulatory and manufacturing complexities of drug-device combination products may delay or halt our clinical development programs.

●	Negative results, therapeutic failures, or ethical breaches from external clinical trials or studies conducted by third parties could cast a negative shadow over our entire class of therapies.

●	Scientific uncertainty surrounding next-generation non-hallucinogenic compounds remains unproven and could lead to clinical failure.

●	Misconduct, fraudulent, or illegal activity by our employees or partners could result in the immediate revocation of regulatory licenses and civil or criminal penalties.

●	We may rely on in-licensed delivery, formulation, or manufacturing technologies, and any failure to comply with our material obligations could result in the loss of valuable license rights.

●	Manufacturing nature-derived and botanical psychedelics presents unique Chemistry, Manufacturing, and Controls (CMC) risks and batch-to-batch consistency challenges.

●	Evolving social media use by patients in ongoing blinded clinical trials could lead to a failure to identify and report applicable adverse event obligations.

●	Failure to comply with environmental, health, and safety laws and regulations regarding hazardous materials could subject us to significant fines or penalties.

●	State-by-state variation in controlled substance laws may restrict or prevent commercialization of our products in certain jurisdictions, even if we obtain federal approval.

●	The manufacture, storage, and distribution of controlled substances require specialized facilities and licenses, and any disruption in our controlled substance supply chain could materially harm our business.

●	Uncertainty regarding pricing, insurance coverage, and reimbursement for psychedelic-assisted therapies could significantly limit patient access and our revenue potential.

●	Availability of raw materials and chemical precursors for psychedelic compounds may be limited, and supply disruptions could delay our clinical programs.

●	Novel formulations of psychedelic compounds may present unique quality control and manufacturing challenges that could delay development or commercialization.

●	The legal and regulatory landscape for psychedelic substances is rapidly evolving and subject to significant uncertainty, and changes in applicable laws could materially affect our business, either positively or negatively.

●	We may face product liability claims related to the administration of psychedelic compounds, and our insurance coverage may be insufficient to cover all potential claims.

●	The psychedelic therapeutics sector is characterized by rapidly proliferating patent filings, creating a complex and uncertain intellectual property landscape that may result in costly disputes.

●	If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

●	Litigation or third-party claims of intellectual property infringement could require us to spend substantial time, money and other resources defending such claims and adversely affect our ability to develop and commercialize our products.

●	We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

●	The ADSs are traded in small volumes, limiting ability to sell ADSs that represent ordinary shares at a desirable price, if at all.

●	Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

●	Future issuances or sales of the ADSs could depress the market for the ADSs.

●	Our ordinary shares and ADSs trade on two different markets, and this may result in price variations and regulatory compliance issues.

●	Holders of our ordinary shares or ADSs who are U.S. citizens or residents may be required to pay additional income taxes.

●	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

●	ADS holders are not shareholders and do not have shareholder rights.

●	There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

●	Shareholders’ percentage ownership in us may be diluted by future issuances of share capital, which could reduce their influence over matters on which shareholders vote.

●	We may fail to regain compliance with the continued listing standards of The Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

●	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

●	Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

●	Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2025. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to our Business and Industry

Psyga Bio’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges we may encounter. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability.

Psyga Bio Ltd. commenced its operations only a few years ago. Accordingly, Psyga Bio has a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to its business. As a result of Psyga Bio’s limited operating history, our ability to forecast Psyga Bio’s and our future results of operations is limited and subject to a number of uncertainties. For the year ended December 31, 2025, Psyga Bio has not generated any revenue.

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

Furthermore, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

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

While we plan to eventually introduce improved as well as new products and services as working capital and cash flow may permit, we do not yet know whether any improved or new products and services will be well received and broadly adopted by the market or whether sales will be sufficient for us to offset the costs of development, implementation, support, operation, sales and marketing. Broad-based implementation of any improved or new products and services may require more support than we anticipate, which would further increase our expenses. Additionally, new products and services may subject us to additional risks of product performance, customer complaints and litigation. If sales of any improved or new products and services are lower than we expect, or if we expend additional resources to correct unforeseen problems and develop modifications, our operating margins are likely to decrease.

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

We depend on the continuing services of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products and services could be harmed. Our success depends upon the continuing services of members of our senior management team and various other key personnel. As of the date hereof, we have a full-time CEO and part-time CFO. Our subsidiaries have 3 full-time employees. To successfully develop our company and its products we need to be able to retain highly skilled personnel. The engagement and/or retention of their services cannot be guaranteed. Our failure to retain and/or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability.

Our Chief Financial Officer is not required to work exclusively for us, which could materially and adversely affect us and our business.

Niv Segal, our Chief Financial Officer, is not required to work exclusively for us and does not devote all of his time to our operations. Since serving as our Chief Financial Officer, he has devoted approximately 9 hours a week of his time to the operation of our business. He also serves as a Partner of the accounting firm Optivail Finance. It is possible that his pursuit of other activities may slow our operations and impact our ability to timely complete our financial statements.

Any acquisitions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful. We may not realize the benefits of these acquisitions.

During 2024 we acquired The Social Proxy and in June 2026 we completed the acquisition of Psyga Bio, and as part of our business strategy, we may effect additional acquisitions to obtain additional businesses, products, technologies, capabilities and personnel. If we complete one or more such transactions in which the consideration includes our ordinary shares or other securities, your equity may be significantly diluted. If we complete one or more such transactions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions also involve a number of operational risks, including:

●	difficulty and expense of assimilating the operations, technology, intellectual property and products of the acquired company, or integrating new personnel of the new business;

●	our inability to attract and retain management and key personnel necessary to conduct the business;

●	our inability to maintain relationships with key third parties, such as alliance partners, associated with the business;

●	exposure to legal claims for activities of the business prior to the acquisition;

●	the diversion of our management’s attention from our other drug development businesses;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing technologies;

●	our inability to generate revenue from acquired company’s technologies or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

●	the potential impairment of goodwill, adversely affecting our reported results of operations.

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

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising equity or debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders. For example, for the acquisition of Psyga Bio we agreed, as part of the consideration, to issue to the stockholders of Psyga Bio 1,371,265 unregistered American Depositary Shares. Furthermore, if we undertake acquisitions, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expenses.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, Israel and Iran and the greater conflict in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, Iran or any other geopolitical tensions.

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

In addition, the significant escalation in geopolitical tensions and direct military confrontations between the United States, Israel and Iran has further heightened instability in the Middle East. The ongoing conflict, including direct missile strikes, drone attacks, and activities by regional proxy groups, has contributed to global market uncertainty and threatens critical trade infrastructure. Specifically, these tensions have caused disruptions to key maritime shipping lanes in the Red Sea and the Strait of Hormuz, leading to increased freight and insurance costs, supply chain bottlenecks, and heightened volatility in global energy markets, particularly oil prices. Any continued escalation or prolonged conflict in the region could result in expanded international sanctions, broader macroeconomic downturns, and further disruptions to global capital markets, any of which could materially and adversely affect our business, financial condition, and results of operations.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this document.

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

We heavily rely on third-party business partners, including distributors, joint development collaborators, and acquisition targets. These international relationships, particularly those involving joint product development or corporate acquisitions to accelerate our growth, are governed by complex agreements subject to diverse and unfamiliar legal systems and regulatory frameworks. Disputes may frequently arise regarding contract interpretation, intellectual property ownership in development partnerships, post-closing indemnification claims or undisclosed liabilities in acquisitions, or compliance with local laws. Resolving these conflicts through litigation or arbitration, particularly in foreign jurisdictions, can be exceptionally costly, time-consuming, and unpredictable. Any significant legal dispute arising from our growth strategies, development alliances, or acquisition activities could distract our management, result in substantial legal liabilities, harm our reputation, and severely disrupt our global expansion.

Risks Related to the Acquisition and Integration of Psyga Bio

We may fail to realize the anticipated benefits of our acquisition of Psyga, which could materially and adversely affect our business, financial condition, and results of operations.

In April 2026, we entered into a Share Purchase Agreement to acquire the outstanding shares of Psyga, a psychedelic therapeutics company. The acquisition was closed in June 2026. The integration of Psyga’s operations and personnel into our existing business involves significant challenges, including retention of key scientific and management personnel, integration of research programs, establishment of appropriate regulatory compliance frameworks, and alignment of corporate cultures. Our management team has limited experience in psychedelic drug development, and the integration process may divert management attention from other business operations. If we fail to integrate Psyga Bio operations or to realize the anticipated benefits from the Psyga Bio transaction this could materially and adversely affect our business, financial condition, and results of operations.

The acquisition of Psyga Bio represents a transformative change to our business profile that subjects us to entirely new risks and uncertainties.

Prior to the acquisition of Psyga Bio, our operations consisted primarily of data collection services through The Social Proxy and the management of legacy pharmaceutical assets that have since been sublicensed. The acquisition of Psyga Bio fundamentally changes our business profile by causing us to enter the psychedelic therapeutics industry, a sector in which we have no prior operating history. This transformation subjects us to a new set of risks, including those inherent in early-stage drug development, controlled substance regulation, and the commercialization of novel psychiatric treatments. Investors who acquired our shares based on our prior business profile may not wish to remain invested in a company primarily focused on psychedelic therapeutics.

We may be required to record significant impairment charges related to goodwill and intangible assets acquired in connection with the Psyga Bio acquisition.

Upon consummation of the Acquisition, we expect to record significant goodwill and intangible assets on our consolidated balance sheet. These assets are subject to periodic impairment testing and may become impaired if Psyga Bio’s product candidates fail in clinical development, if regulatory pathways prove more challenging than anticipated, or if market conditions for psychedelic therapeutics deteriorate. Any impairment charges could have a material adverse effect on our financial condition and results of operations.

The issuance of shares or other consideration in connection with the Psyga Bio acquisition may result in significant dilution to our existing shareholders.

The acquisition consideration for Psyga Bio may include the issuance of a substantial number of our ordinary shares to the sellers of Psyga Bio, which would dilute the ownership interest of our existing shareholders. In addition, we may be required to issue additional shares in connection with earn-out provisions, milestone payments, or future financing transactions necessary to fund Psyga’s clinical development programs. Such dilution could adversely affect the market price of our ordinary shares and reduce earnings per share.

Risks Related to Clinical Development and Regulatory Approval

Psyga’s product candidates are in early stages of development, have not been approved by any regulatory authority, and may never receive regulatory approval or become commercially viable.

Following the Acquisition, our psychedelic product candidates will be in early stages of clinical or preclinical development. Drug development is a highly uncertain process, and there is no guarantee that any of our product candidates will successfully complete clinical trials, obtain regulatory approval, or achieve commercial viability. The history of pharmaceutical development includes numerous examples of product candidates that produced promising preclinical or early clinical results but ultimately failed to demonstrate sufficient safety or efficacy in later-stage trials. We cannot predict whether our product candidates will encounter similar challenges.

The drug development process is lengthy, expensive, and inherently uncertain, and we may encounter substantial delays or fail to complete development of our product candidates.

The development of pharmaceutical products, from preclinical testing through regulatory approval, typically takes many years and requires the expenditure of substantial resources. Each stage of development presents unique risks of failure, and product candidates can fail at any stage for a variety of reasons, including unfavorable safety or efficacy data, manufacturing difficulties, and changes in the regulatory landscape. We may experience significant delays in our clinical development programs due to difficulties in enrolling patients, obtaining regulatory clearances, manufacturing clinical supplies at scale, or managing our controlled substance obligations. Any such delays would increase our costs and may harm our competitive position.

The FDA regulatory pathway for psychedelic compounds is complex, evolving, and uncertain, and we may face novel regulatory challenges that delay or prevent approval of our product candidates.

Psychedelic therapeutics represent a relatively novel class of compounds for the FDA, and the regulatory pathway for their approval is still evolving. The FDA may require us to conduct additional or different types of clinical trials than those typically required for conventional pharmaceutical products, including studies evaluating the psychological effects of our compounds, the adequacy of therapist training protocols, and the safety of supervised treatment settings. The FDA may also impose risk evaluation and mitigation strategies (“REMS”) or other post-marketing requirements that significantly limit the commercial potential of our product candidates. Changes in FDA leadership, policies, or guidance applicable to psychedelic compounds could further complicate or delay the regulatory approval process.

Clinical trials of psychedelic compounds face unique methodological challenges that may compromise trial results or delay development timelines.

Clinical trials of psychedelic compounds present unique challenges not typically encountered in conventional drug development. The acute psychoactive effects of psychedelic substances make it difficult to maintain blinding in controlled trials, as both patients and investigators may be able to identify active treatment from placebo. This functional unblinding may introduce expectation bias that confounds efficacy results. Additionally, clinical trials of psychedelic-assisted therapy must incorporate standardized therapist protocols, which introduces variability and complicates the assessment of whether observed effects are attributable to the compound, the therapy, or the combination. Regulatory authorities may require novel trial designs or additional confirmatory studies to address these methodological challenges.

Drug development for central nervous system disorders is particularly difficult and has a higher rate of failure compared to other therapeutic areas.

The development of drugs for central nervous system (“CNS”) disorders, including the psychiatric indications targeted by psychedelic compounds, is associated with higher clinical failure rates compared to other therapeutic areas. CNS drug candidates frequently fail in Phase 2 or Phase 3 clinical trials due to the heterogeneity of psychiatric patient populations, the high placebo response rates observed in psychiatric trials, the difficulty of objectively measuring treatment outcomes for mental health conditions, and the potential for unexpected neurological adverse events. These inherent challenges in CNS drug development increase the risk that our product candidates will not achieve clinical success.

We rely on third-party contract research organizations and clinical trial sites to conduct our clinical trials, and their failure to perform satisfactorily could delay or compromise our clinical development programs.

We expect to rely on third-party contract research organizations (“CROs”), academic institutions, and clinical trial sites to conduct and monitor our clinical trials. Our reliance on these third parties means we will have limited control over the timing, cost, and quality of our clinical programs. If any of our CROs or clinical sites fail to perform their obligations in a timely and competent manner, fail to comply with good clinical practice (“GCP”) requirements, or experience operational difficulties, our clinical trials may be delayed, compromised, or terminated. Finding CROs and clinical sites with experience in conducting trials of controlled substances, particularly Schedule I compounds, presents additional challenges and may limit the number of sites available for our programs.

Our pipeline candidates may include ultra-potent, short-acting psychedelic compounds that present significant safety and tolerability risks.

Some of our pipeline candidates may include ultra-potent, short-acting psychedelic compounds designed to induce therapeutic effects within minutes. While a shorter duration may be commercially attractive, the ultra-rapid onset of intense psychoactive effects (often occurring within seconds) can trigger acute psychological distress, severe panic, existential terror, or rapid fluctuations in cardiovascular and respiratory metrics. This sudden onset may require emergency medical interventions and mandate that administration occurs exclusively in highly specialized acute-care settings, which would severely restrict patient accessibility and market adoption.

Regulatory and manufacturing complexities of drug-device combination products may delay or halt our clinical development programs.

If we utilize novel administration routes, such as proprietary vaporization devices, inhalers, or targeted intranasal delivery systems, our product candidates may be regulated as “Combination Products” by regulatory authorities. Developing a combination product involves highly complex regulatory pathways, requiring us to demonstrate not only the safety and efficacy of the drug but also the reliability, accuracy, and usability of the delivery device. If the third-party device malfunctions, fails to deliver consistent dosing, or encounters its own regulatory hurdles, our entire clinical development program could be delayed or halted.

Negative results, therapeutic failures, or ethical breaches from external clinical trials or studies conducted by third parties could cast a negative shadow over our entire class of therapies.

The psychedelic pharmaceutical industry is subject to intense public and regulatory scrutiny. If other biotechnology companies or academic institutions conducting clinical trials with psychedelic compounds experience severe adverse events, therapeutic failures, ethical breaches, or patient harm, it could cast a negative shadow over the entire class of therapies. Such controversies could lead to heightened regulatory restrictions and diminished investor confidence.

Changes in our formulation or delivery technology components could cause our product candidates to perform differently and require expensive, time-consuming bridging studies.

Changes in our formulation or components of our product candidates could cause them to perform differently or affect the results of clinical trials. Modifying our formulation after initial phases of development may require expensive and time-consuming pharmacokinetic bridging studies.

Scientific uncertainty surrounding next-generation non-hallucinogenic compounds remains unproven and could lead to clinical failure.

As part of our development strategy, we may explore next-generation compounds designed to provide the therapeutic benefits of psychedelic compounds without inducing hallucinogenic effects. The scientific premise that therapeutic efficacy can be uncoupled from the subjective psychedelic experience remains unproven and could lead to clinical failure.

Misconduct, fraudulent, or illegal activity by our employees or partners could result in the immediate revocation of regulatory licenses and civil or criminal penalties.

Given the strict legal framework surrounding controlled substances, our operations are highly sensitive to misconduct. We are exposed to the risk that our employees or partners may engage in fraudulent or illegal activities, including the theft or diversion of controlled substances. Such misconduct could result in the immediate revocation of our regulatory licenses, civil and criminal penalties, and the halt of our clinical trials.

Unmonitored off-label use of our approved products by physicians could lead to severe adverse events and trigger regulatory crackdowns or market withdrawal.

Once a product candidate is approved for a specific indication, physicians may legally prescribe it for other unapproved mental health conditions (“off-label use”). Given the potent nature of psychedelic compounds, unmonitored off-label use could lead to severe adverse events in patient populations that were not studied in our clinical trials. Such events could trigger regulatory crackdowns, strict black box warnings, or the withdrawal of our approved product from the market.

We may rely on in-licensed delivery, formulation, or manufacturing technologies, and any failure to comply with our material obligations could result in the loss of valuable license rights.

We may enter into exclusive licensing agreements with third parties to utilize specific drug delivery, formulation, or manufacturing technologies critical to our product candidates. If we fail to comply with our material obligations under these agreements, we could lose valuable license rights.

Trademarks we obtain may be infringed, successfully challenged, or rejected if our products remain restricted under controlled substance regulations.

Any trademarks we may obtain may be infringed or successfully challenged. Under certain laws, registration of a trademark requires lawful use of the mark in commerce, which may be complicated or rejected if our products remain restricted under controlled substance regulations.

Manufacturing nature-derived and botanical psychedelics presents unique Chemistry, Manufacturing, and Controls (CMC) risks and batch-to-batch consistency challenges.

If our development strategy includes nature-derived or botanical psychedelic compounds (such as naturally extracted psilocybin or other alkaloids) rather than fully synthetic molecules, we face unique Chemistry, Manufacturing, and Controls (CMC) risks. Natural raw materials are inherently variable due to environmental, agricultural, and extraction factors. Demonstrating strict batch-to-batch consistency in purity, potency, and stability to satisfy regulatory requirements is exceptionally difficult.

Adoption of a decentralized or hub-and-spoke business model makes our success partially dependent on affiliated entities over which we have limited control.

If we adopt a decentralized or “hub-and-spoke” business model involving investments in other biotechnology companies or subsidiaries, our success will be partially dependent on the performance of these affiliated entities, over which we may have limited control.

Evolving social media use by patients in ongoing blinded clinical trials could lead to a failure to identify and report applicable adverse event obligations.

Social media practices in the biopharmaceutical industry continue to evolve. Patients may use social media channels to comment on their experience in an ongoing blinded clinical trial, and we may fail to identify the comment and comply with applicable adverse event reporting obligations.

Failure to comply with environmental, health, and safety laws and regulations regarding hazardous materials could subject us to significant fines or penalties.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties due to the storage, use, and disposal of hazardous chemical or biological materials.

Risks Related to Controlled Substance Regulation

Our product candidates contain or are derived from psychedelic compounds classified as Schedule I controlled substances under the U.S. Controlled Substances Act, subjecting us to extensive DEA regulation and potential criminal liability for non-compliance.

Psychedelic compounds such as psilocybin, dimethyltryptamine (“DMT”), and 5-methoxy-N,N-dimethyltryptamine (“5-MeO-DMT”) are classified as Schedule I controlled substances under the U.S. Controlled Substances Act (the “CSA”). Schedule I substances are deemed to have a high potential for abuse, no currently accepted medical use, and a lack of accepted safety for use under medical supervision. As a result, our research, manufacturing, distribution, and handling of these compounds are subject to extensive regulation by the U.S. Drug Enforcement Administration (the “DEA”), including strict requirements regarding registration, security, recordkeeping, reporting, storage, distribution, and disposal. Non-compliance with DEA regulations can result in civil penalties, criminal prosecution, imprisonment, and revocation of DEA registrations. Any failure by us or our partners to maintain compliance with applicable controlled substance laws could materially disrupt our operations and expose us to significant legal liability.

Even if we obtain FDA approval for a product candidate containing a Schedule I controlled substance, we will be unable to commercialize it until the DEA reschedules or takes other administrative action, and there is no assurance that such rescheduling will occur in a timely manner or at all.

Under the CSA, a drug product containing a Schedule I substance cannot be legally marketed in the United States, even if it has received FDA approval, until the DEA reschedules the substance to a lower schedule (typically Schedule II through V) that permits commercial distribution with a prescription. The DEA rescheduling process is a separate administrative proceeding from FDA approval and involves its own timeline, public comment period, and regulatory requirements. There is no guarantee that the DEA will reschedule any compound contained in our product candidates, or that it will do so within a timeframe that aligns with our commercialization plans. Any delay in DEA rescheduling would prevent us from generating revenue from an approved product and could undermine investor confidence in our business.

State-by-state variation in controlled substance laws may restrict or prevent commercialization of our products in certain jurisdictions, even if we obtain federal approval.

In addition to federal controlled substance regulations, each U.S. state maintains its own controlled substance schedules and regulations. Even if the DEA reschedules a psychedelic compound at the federal level, individual states are not required to follow suit and may maintain their own Schedule I classification or impose additional restrictions on the prescribing, dispensing, or administration of psychedelic therapeutics. This patchwork of state-level regulation could significantly limit our addressable market, increase compliance costs, and create uncertainty for healthcare providers seeking to administer our products. We may need to pursue state-by-state regulatory approvals or legislative changes to enable full commercial access, which would be time-consuming and costly.

International restrictions on controlled substances may limit our ability to conduct research, manufacture product candidates, and commercialize products outside the United States.

Psychedelic compounds are subject to international regulation under the United Nations Convention on Psychotropic Substances of 1971 and the domestic laws of individual countries. Many countries classify psilocybin, DMT, 5-MeO-DMT, and related compounds as prohibited or strictly controlled substances, which may restrict our ability to conduct clinical trials, establish manufacturing operations, or commercialize products in those jurisdictions. International regulatory requirements vary significantly, and obtaining the necessary authorizations to work with controlled substances in multiple countries is complex, time-consuming, and subject to political and regulatory uncertainty. Our inability to operate in certain international markets could limit our growth opportunities and competitive position.

The manufacture, storage, and distribution of controlled substances require specialized facilities and licenses, and any disruption in our controlled substance supply chain could materially harm our business.

The manufacture of pharmaceutical products containing Schedule I controlled substances requires DEA-registered facilities that meet stringent security, storage, and recordkeeping requirements. The number of contract manufacturers licensed to handle Schedule I compounds is extremely limited, and we may face difficulties in securing manufacturing capacity at reasonable cost. Any disruption in our controlled substance supply chain—whether due to regulatory action, security breaches, loss of DEA registration, or manufacturing failures—could delay our clinical programs, prevent us from meeting commercial demand, and materially harm our business. Additionally, DEA annual production quotas for Schedule I substances may limit the quantities we are able to manufacture for clinical trials or commercial sale.

Risks Related to Therapist and Treatment Infrastructure Requirements

Our psychedelic product candidates may require administration by trained healthcare practitioners in specialized clinical settings, and a shortage of qualified practitioners or appropriate facilities could limit the commercial potential of our products.

Many psychedelic-assisted therapies under development by companies in our sector require supervised administration by specially trained healthcare practitioners in clinical settings equipped to manage the acute psychological effects of these compounds. These sessions may last several hours and require one-on-one or small-group supervision by licensed therapists, psychiatrists, or other qualified professionals. The pool of healthcare practitioners trained in psychedelic-assisted therapy is currently very limited, and establishing adequate training programs, certification standards, and supervision protocols will require significant investment and time. If an insufficient number of qualified practitioners are available to administer our products, or if the required clinical infrastructure is not developed at scale, our ability to commercialize our product candidates and achieve meaningful market penetration will be materially constrained.

The supervised therapy model for psychedelic-assisted treatments presents significant scalability challenges that may limit revenue potential relative to conventional pharmaceutical products.

Unlike conventional oral medications that patients can self-administer at home, psychedelic-assisted therapies typically require patients to attend in-person treatment sessions at specialized facilities under the supervision of trained professionals. This supervised therapy model inherently limits the number of patients who can be treated per practitioner per day, increases the per-treatment cost relative to conventional medications, and may create logistical barriers for patients who lack access to treatment centers. These scalability constraints could limit the peak revenue potential of our products relative to conventional psychiatric medications and may reduce the willingness of payors to provide coverage or reimbursement at levels sufficient to support our business model.

If regulatory authorities require specific therapist training protocols or facility certifications as a condition of product approval, the commercialization of our products could be significantly delayed.

The FDA or other regulatory authorities may impose requirements regarding the training and certification of healthcare practitioners authorized to administer our psychedelic product candidates, as well as standards for the clinical facilities in which treatments are provided. If such requirements are imposed as part of a REMS or other regulatory condition, we would need to develop, implement, and maintain compliance with therapist training programs and facility certification standards before we could commercialize our products. The development and scaling of these programs could take considerable time and resources, and any failure to establish an adequate network of trained practitioners and certified facilities could delay or limit our commercial launch.

Risks Related to Market Acceptance and Public Perception

Significant stigma associated with psychedelic substances may impair market acceptance of our product candidates, even if they receive regulatory approval.

Psychedelic substances have been associated with recreational drug use and counterculture movements for decades, and they carry significant social stigma. This stigma may cause healthcare providers to be reluctant to prescribe or administer our products, patients to be reluctant to accept psychedelic-assisted treatments, and healthcare institutions to be reluctant to offer our therapies. Negative media coverage, reports of adverse events associated with recreational psychedelic use, or public misunderstanding of the distinction between clinical psychedelic therapy and recreational use could further reinforce these perceptions and impair market acceptance of our products. If we are unable to overcome public perception challenges, the commercial potential of our product candidates could be materially limited.

There is limited market data available regarding the commercial potential of psychedelic therapeutics, making it difficult to predict market size, pricing, and demand for our product candidates.

The psychedelic therapeutics industry is in its early stages, and there are currently no FDA-approved psychedelic products available for commercial sale in the United States. As a result, there is very limited real-world data regarding physician and patient adoption rates, optimal pricing strategies, treatment frequency, patient compliance with supervised therapy protocols, or the size of the addressable patient population willing to undergo psychedelic-assisted treatment. Our assumptions regarding market size and commercial potential are based on limited clinical trial data, surveys, and extrapolation from adjacent markets, all of which may prove to be inaccurate. If the actual market for psychedelic therapeutics is smaller than we anticipate, our business and financial prospects could be materially harmed.

Uncertainty regarding pricing, insurance coverage, and reimbursement for psychedelic-assisted therapies could significantly limit patient access and our revenue potential.

The pricing and reimbursement landscape for psychedelic-assisted therapies is highly uncertain. Psychedelic-assisted treatments may involve multi-hour supervised sessions, specialized facility costs, and trained therapist time, resulting in a per-treatment cost structure that differs substantially from conventional pharmaceutical products. Third-party payors, including managed care organizations and government healthcare programs, may not provide coverage or adequate reimbursement for these treatments, particularly given their novelty, the stigma associated with psychedelic substances, and the availability of lower-cost conventional treatments for the same psychiatric indications. Without adequate insurance coverage and reimbursement, patient access to our products will be limited to those who can pay out of pocket, which would significantly reduce our addressable market and revenue potential.

Risks Related to Competition

We face intense competition in the psychedelic therapeutics space from companies with substantially greater resources and more advanced product development programs, and we may not be able to compete effectively.

The psychedelic therapeutics sector is rapidly evolving and increasingly competitive. Several companies have product candidates at more advanced stages of clinical development than ours, including COMPASS Pathways, which is pursuing a rolling NDA submission for its psilocybin therapy for treatment-resistant depression, and MindMed, which has a pharmacologically optimized LSD candidate in Phase 3 clinical trials for generalized anxiety disorder and major depressive disorder. Other companies, such as atai Life Sciences, GH Research, Cybin, and Psyence Biomedical, are advancing various psychedelic compounds, including DMT, 5-MeO-DMT, deuterated psilocybin, and natural botanical psilocybin products, through clinical development.

Many of our competitors have significantly greater financial, technical, manufacturing, regulatory, and commercial resources than we do. These competitors may develop safer or more effective products, obtain regulatory approval faster, achieve superior market access, or establish dominant competitive positions before we are able to bring any product to market. In addition, large pharmaceutical companies with established neuroscience franchises may seek to enter the psychedelic therapeutics space through internal development, licensing, or acquisition, which would further intensify competition.

Multiple companies are pursuing psychedelic compounds for overlapping indications, and if competitors achieve approval for the same indications before us, our market opportunity could be significantly diminished.

Several companies in the psychedelic therapeutics sector are developing product candidates targeting overlapping psychiatric indications, including treatment-resistant depression, major depressive disorder, generalized anxiety disorder, post-traumatic stress disorder, and substance use disorders. If one or more competitors achieve regulatory approval and successful commercialization for any of these indications before us, our ability to gain market share for our own products could be significantly reduced. Healthcare providers and payors may be unwilling to adopt a later-to-market psychedelic therapy without demonstrated superiority over an existing approved product, and first-mover advantages in establishing therapist networks and treatment infrastructure may be difficult to overcome.

Risks Related to Manufacturing and Supply Chain

The manufacture of pharmaceutical products containing Schedule I controlled substances requires DEA-licensed facilities, and the limited number of qualified contract manufacturers could constrain our development and commercialization efforts.

Manufacturing pharmaceutical products containing Schedule I controlled substances requires specialized facilities that hold active DEA registrations and comply with stringent security, storage, and recordkeeping requirements. The number of contract development and manufacturing organizations (“CDMOs”) with the requisite DEA registrations, facility infrastructure, and technical capabilities to manufacture psychedelic compounds in compliance with both DEA regulations and current good manufacturing practice (“cGMP”) requirements is extremely limited. We may face difficulties in identifying and engaging qualified CDMOs, negotiating favorable terms, or securing sufficient manufacturing capacity to support our clinical and commercial needs. Any failure or unwillingness of our manufacturing partners to maintain their DEA registrations or comply with applicable regulations could disrupt our supply chain and materially delay our development programs.

Availability of raw materials and chemical precursors for psychedelic compounds may be limited, and supply disruptions could delay our clinical programs.

The synthesis or extraction of psychedelic compounds requires specialized raw materials and chemical precursors that may themselves be controlled substances or subject to regulatory restrictions on their import, export, or commercial availability. Supply disruptions—whether caused by regulatory changes, supplier capacity constraints, quality failures, or geopolitical factors—could delay the manufacture of our product candidates and compromise our ability to supply clinical trials on schedule. We may not be able to establish alternative sources of supply quickly or at reasonable cost, and any prolonged supply disruption could materially harm our development timelines and business prospects.

Novel formulations of psychedelic compounds may present unique quality control and manufacturing challenges that could delay development or commercialization.

Psyga Bio may be developing novel formulations of psychedelic compounds, such as inhaled, sublingual, extended-release, or deuterated formulations, that present unique manufacturing challenges. These formulations may require specialized manufacturing processes, equipment, and analytical methods that differ significantly from those used for conventional oral dosage forms. Ensuring batch-to-batch consistency, stability, and quality for novel formulations of controlled substances is complex and may require significant development work. Any quality control issues, manufacturing failures, or inability to scale up production could delay our clinical programs, increase costs, and potentially result in regulatory action against our products.

Risks Related to the Regulatory and Legal Environment

The legal and regulatory landscape for psychedelic substances is rapidly evolving and subject to significant uncertainty, and changes in applicable laws could materially affect our business, either positively or negatively.

The legal status of psychedelic substances is subject to ongoing debate and potential change at the federal, state, and international levels. Several U.S. states and municipalities have enacted or are considering legislation to decriminalize, legalize, or create regulated access programs for certain psychedelic substances outside of the FDA-approval framework. While such developments could increase public acceptance of psychedelic therapies, they could also create unregulated markets that compete with our FDA-approved products, undermine the commercial rationale for pursuing expensive clinical development, or result in safety incidents that damage public confidence in psychedelic treatments generally. Conversely, increased political opposition to psychedelic substances, or a reversal of the current trend toward more permissive policies, could result in more restrictive regulations that impede our clinical development or commercialization efforts.

If our psychedelic product candidates are approved and commercialized, we will be subject to healthcare fraud and abuse laws, including the federal Anti-Kickback Statute and the False Claims Act, which could expose us to significant liability.

If any of our psychedelic product candidates receive regulatory approval and are commercialized, we will become subject to various healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, the False Claims Act, the Health Insurance Portability and Accountability Act (“HIPAA”), the Physician Payments Sunshine Act, and analogous state and international laws. These laws impose restrictions on the marketing, promotion, and distribution of pharmaceutical products and limit the financial relationships that pharmaceutical companies may have with healthcare providers, institutions, and payors. The psychedelic-assisted therapy model—which involves close relationships between pharmaceutical companies, trained therapists, and treatment centers—may create heightened compliance risks under these laws. Violations of healthcare fraud and abuse laws can result in substantial civil and criminal penalties, exclusion from government healthcare programs, and reputational damage.

Evolving state-level psychedelic access laws may create a complex and uncertain regulatory environment for our business.

An increasing number of U.S. states and municipalities are enacting or considering legislation to create regulated access frameworks for psychedelic substances, including psilocybin, outside of the traditional FDA drug approval pathway. Oregon and Colorado, for example, have established or are establishing programs for supervised psilocybin access. These state-level programs may create competitive alternatives to our FDA-approved products, establish different safety standards or practitioner requirements, or generate adverse event data that could affect public or regulatory perception of psychedelic therapies. The interaction between state-level access programs and the federal drug approval framework remains uncertain and could create legal conflicts, compliance challenges, or market confusion that adversely affects our business.

We may face product liability claims related to the administration of psychedelic compounds, and our insurance coverage may be insufficient to cover all potential claims.

The administration of psychedelic compounds to human subjects in clinical trials and, if approved, commercial use involves inherent risks of adverse events, including serious psychological reactions, self-harm ideation, cardiovascular events, or other unexpected harms. We may be exposed to product liability claims from clinical trial participants or patients who experience adverse effects associated with our products. Psychedelic-assisted therapy involves altered states of consciousness that may create unique liability risks, including claims related to informed consent, therapist misconduct during supervised sessions, or patient actions taken while under the influence of a psychedelic compound. Product liability litigation, regardless of merit, could be costly, divert management attention, and damage our reputation. Our current and anticipated insurance coverage may be insufficient to cover all potential product liability claims, and additional coverage may not be available on acceptable terms.

Risks Related to Our Intellectual Property

Many psychedelic compounds are naturally occurring or have been known for decades, making it difficult to obtain and enforce broad patent protection for our product candidates.

Unlike novel chemical entities that can be protected by composition-of-matter patents, many psychedelic compounds—including psilocybin, DMT, and 5-MeO-DMT—are naturally occurring molecules that have been known and studied for decades. As a result, we may be unable to obtain broad composition-of-matter patent claims for these compounds themselves. Our intellectual property strategy may instead rely on narrower claims directed to specific formulations, dosage forms, methods of use, treatment protocols, manufacturing processes, or chemical modifications (such as deuterated or prodrug analogs). Such narrower claims may be more susceptible to design-around strategies by competitors and may provide less robust protection than composition-of-matter patents. Moreover, the validity and enforceability of patents in the psychedelic space remain relatively untested, and courts or patent offices may interpret the scope of our claims more narrowly than we anticipate.

The psychedelic therapeutics sector is characterized by rapidly proliferating patent filings, creating a complex and uncertain intellectual property landscape that may result in costly disputes.

Multiple companies and academic institutions are actively filing patent applications relating to psychedelic compounds, formulations, treatment methods, and associated technologies. This dense and evolving patent landscape creates significant uncertainty regarding freedom to operate and increases the risk of inadvertent infringement of third-party patent rights. We may be subject to claims of patent infringement, or we may need to initiate proceedings to challenge third-party patents that could block our product development or commercialization. Patent litigation in the pharmaceutical industry is typically costly, time-consuming, and uncertain in outcome. An adverse outcome in any patent dispute could require us to obtain licenses, redesign our products, or cease certain activities, any of which could materially harm our business.

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

In addition to patent protection, we may rely or may rely heavily on trade secrets, know-how, and unpatented proprietary information to maintain our competitive advantage. To protect these assets, we enter into confidentiality and non-disclosure agreements with our employees, consultants, contractors, and third-party collaborators. However, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by our competitors. If we fail to maintain the confidentiality of our proprietary technology and processes, our technological advantage could be compromised, which would seriously undermine our market position and business prospects.

Risks Related to our ADSs

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

Our net cash used in operating activities for the year ended December 31, 2025 was $1,025 thousand. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will likely be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

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

There is one shareholder (Mr. Alexander Rabinovitch, a director), who in the aggregate beneficially holds approximately 24.51% of our ordinary shares, (as of June 30, 2026). As a result, this person may have the ability to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting alone or together, may have the ability to effectively control our management and affairs. Accordingly, this concentration of ownership may depress the market price of our ordinary shares or ADSs.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, for certain tax years. If we are classified as a PFIC, a U.S. holder of our ordinary shares or ADSs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The risk that we will be classified as a PFIC arises because cash balances, are generally considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non-passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2025 and although we have not determined whether we will be a PFIC in 2026, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements. However, effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act enacted in December 2025, our officers and directors will be required to report their beneficial ownership of, and transactions in, our equity securities to the SEC on Forms 3, 4, and 5 under Section 16(a) of the Exchange Act. Prior to this date, our officers, directors and principal shareholders were exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

We may fail to regain compliance with the continued listing standards of The Nasdaq Capital Market and a delisting of our ADSs could make it more difficult for investors to sell their shares

Our ADSs were approved for listing on The Nasdaq Capital Market in July 2013 where they continue to be listed. We are required to meet certain qualitative and financial tests to maintain the listing of our ADSs on The Nasdaq Capital Market. Specifically, under Nasdaq Listing Rule 5550(b), a company must satisfy at least one of the following standards: (1) stockholders’ equity of at least $2.5 million (the “Stockholders’ Equity Requirement” under Rule 5550(b)(1)); (2) market value of listed securities of at least $35 million (Rule 5550(b)(2)); or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years (Rule 5550(b)(3)).

On December 22, 2025, the Company received a written notification from Nasdaq, notifying the Company that based on Company’s closing bid price for the last 30 consecutive business days, the Company did not meet the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until June 22, 2026, to regain compliance. On March 25, 2026, we implemented a change to the ratio of our ADSs to our ordinary shares, from the previous ratio of one (1) ADS to one hundred (100) ordinary shares to a new ratio of one (1) ADS to four hundred (400) ordinary shares. Since the ratio has changed the closing price of our ADSs was above $1.

On January 20, 2026, the Company received a written notification from Nasdaq, notifying the Company that the Company currently does not meet the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(b)(1), to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. This Nasdaq determination was based on (i) the Company’s Form 6-K, dated December 30, 2025, that included financial information for the period ended June 30, 2025, and which reported stockholders’ equity deficit of $47,000, and (ii) that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 20, 2026.

On January 25, 2026, the Company received a written notification from Nasdaq, notifying the Company of the Staff’s belief, based upon its review of the Company and pursuant to Nasdaq Listing Rule 5101, that the Company is a “public shell”, and that continued listing of the Company’s American Depositary Shares (“ADSs”) is no longer warranted. The Company requested a hearing (the “Hearing”) to appeal the delisting process before a Nasdaq Hearings Panel (the “Panel”). The Hearing was held on April 16, 2026, at which the Company’s management and outside counsel presented its compliance plan.

On May 4, 2026, the Company received a letter (the “Decision Letter”) from Nasdaq, informing the Company that the Panel has determined to grant the request of the Company to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) subject to the conditions described in the Letter.

According to the Decision Letter, the Panel determined to grant the Company an exception for continued listing on the Exchange subject to that the company will, on or prior to June 30, 2026, complete the Psyga Bio transaction and demonstrate compliance with all continued listing requirements of Nasdaq.

In addition, while the Decision Letter notes the prior violation of Listing Rule 5550(a)(2) as disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to SEC on December 29, 2025, this issue has been fully resolved. Following the Company’s reverse stock split (through ADS ratio change) on March 25, 2026, our ADSs have consistently maintained a closing bid price in excess of $1.

On May 18, 2026, the Company received a written notification from Nasdaq, notifying the Company that since the Company had not yet filed its Annual Report on Form 20-F for the year ended December 31, 2025, it no longer complies with Nasdaq’s Listing Rule Listing Rule 5250(c)(1) which requires companies to timely file all required periodic financial reports with the SEC. Nasdaq informed the Company that this matter serves as an additional basis for delisting the Company’s securities from Nasdaq and that the Panel will consider this matter in its decision regarding the Company’s continued listing on The Nasdaq Capital Market. The Company had until May 26, 2026, to present its views with respect to this additional deficiency to the Panel in writing and to request a stay of the suspension of its securities from The Nasdaq Capital Market, pending a Panel decision. On May 26, 2026, the Company submitted its views on this additional matter and requested to stay the suspension of its securities from The Nasdaq Capital Market.

If we fail to regain compliance with the continued listing requirements for Nasdaq within specified periods and subject to permitted extensions, our ADSs may be delisted. If our ADSs were delisted, it could be more difficult to buy or sell our ADSs and to obtain accurate quotations, and the price of our stock could suffer a material decline. Delisting would also impair our ability to raise capital.

If we are delisted from Nasdaq, our ADSs will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our ADSs could depress the price of our ADSs, substantially limit liquidity of our ADSs and materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

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

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In January 2025, Israel and Hamas entered into a ceasefire agreement that included the phased release of hostages. In October 2025, a second ceasefire was announced under a US-proposed peace framework, and by January 2026, all hostages and hostage remains had been returned to Israel, completing Phase 1 of the agreement. However, the ceasefire remains fragile, with intermittent violations reported by both sides, and Phase 2 of the peace plan, which addresses the permanent end to the conflict, Israeli withdrawal, and Gaza governance, is ongoing. Military service call ups that resulted in absences of personnel for extended periods of time may have materially and adversely affected Israeli businesses. As of the date hereof, we have no employees, and our management which provides services through a consultant agreement were not called for duty. Our subsidiaries have 3 full-time employees, who may be called for duty.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and from the Houthi movement in Yemen. In September 2024, hostilities with Hezbollah significantly escalated, including an Israeli ground operation in southern Lebanon. In November 2024, Israel and Hezbollah entered into a ceasefire agreement. However, fighting in Lebanon resumed in March 2026 following the outbreak of war between the United States, Israel and Iran. In February 2026, the United States and Israel launched joint military strikes on Iran, triggering Iranian retaliatory attacks on Israel and US interests in the region. Lebanon was drawn into the conflict in early March 2026 when Hezbollah launched rockets at Israel in retaliation for Israeli strikes. Subsequent ceasefires between Israel and Hezbollah have been agreed but remain fragile, with intermittent violations. The Houthi movement in Yemen, which had previously attacked Red Sea shipping during the Gaza war, announced a ban on Israeli shipping in the Red Sea in June 2026, raising concerns about renewed disruption to global trade routes. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been materially adversely affected by this situation, and we have not experienced significant disruptions to our operations. Although ceasefire agreements have been reached with Hamas and are being negotiated with respect to the broader US-Iran conflict, the long-term stability of these agreements remains uncertain. If hostilities resume or expand to additional fronts, including Syria and the West Bank, or if the US-Iran conflict escalates further, our operations may be adversely affected.

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

Finally, political conditions within Israel may affect our operations. In recent years, Israel has experienced periods of political uncertainty, including multiple election cycles, as well as significant public debate and protests relating to proposed changes to Israel’s judicial system, some of which have been delayed or placed on hold. Actual or perceived political instability in Israel, changes in governmental policy or priorities, legislative or regulatory changes, civil unrest, or other adverse political developments could individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

We hold most of our cash, cash equivalents and bank deposits in New Israeli Shekels and U.S. dollars. As we are located in Israel, a significant portion of our expenses are in New Israeli Shekels, or NIS, mainly due to payment to Israeli service providers and suppliers. As a result, we could be exposed to the risk that the U.S. dollar will be devalued against the NIS or other currencies, and consequentially our financial results could be harmed. To protect against currency fluctuations, we may decide to hold a significant portion of our cash, cash equivalents, bank deposits and marketable securities in NIS, as well as to enter into currency hedging transactions if needed. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the U.S. dollar or that the timing of any devaluation may lag behind inflation in Israel.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law which regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

In addition, in April 2025, the Israeli Knesset’s constitution Law and Justice committee approved a proposed amendment to the Companies Law (proposed Amendment No. 37) to strengthen corporate governance standards in public companies with dispersed ownership structures. If enacted, this amendment could impose additional governance requirements on us or affect our corporate governance practices.

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

Risks Relating to Weaknesses in Internal Accounting Control

We Have Identified a Material Weakness in Our Internal Accounting and Financial Reporting Controls

Our management has concluded that, for the year ended December 31, 2025, a material weakness existed in our internal control over financial reporting. This material weakness arises, among other things, from our inability to file this annual report on Form 20-F within the time period prescribed by the Securities and Exchange Commission’s rules and regulations. The timely preparation and filing of our periodic reports is an integral component of our period-end financial reporting process, and our failure to complete and file this report on a timely basis constitutes a deficiency in that process that resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis. For the avoidance of doubt, this material weakness is unrelated to the scope of operations covered by our assessment. As permitted under SEC guidance for recently acquired businesses, our evaluation as of December 31, 2024 excluded The Social Proxy, whose acquisition was completed in August 2024, close to year-end. Effective January 1, 2025, The Social Proxy was classified as a discontinued operation, and its results are therefore presented as such and are not included within our internal control over financial reporting for continuing operations. Accordingly, our evaluation for the year ended December 31, 2025 likewise does not encompass The Social Proxy, and there is no gap or discontinuity in the scope of our assessment between the two periods. We are implementing remedial measures to strengthen our period-end close and filing processes so as to enable the timely filing of our periodic reports in future periods. Please refer to “Item 15. Controls and Procedures” for details on our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm our business, erode investor confidence in our financial statements, and negatively impact the trading price of our ordinary shares and ADSs. Furthermore, we may incur additional costs and require additional management and other resources to comply with Section 404 of the Sarbanes-Oxley Act and other requirements in the future.

A. ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of XTL

We were established as a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. During 2024 we expanded into the data collection industry after completing in August 2024 the acquisition of 100% of the share capital of The Social Proxy Ltd., or The Social Proxy, an AI web data company, which developed, operated and distributed an internet protocol based proxy data extraction platform for AI and for Business Intelligence purposes, at scale.

In February 2026, after The Social Proxy has filed a formal application with the competent Israeli court for the commencement of insolvency proceedings (Order for the Opening of Proceedings) in accordance with the Israeli Insolvency and Economic Rehabilitation Law, 2018 (the “Insolvency Law”), the Israeli court ordered the opening of insolvency proceedings in all matters concerning The Social Proxy pursuant to the Insolvency Law, and after finding that there is no reasonable prospect for The Social Proxy’s economic rehabilitation, the court also ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings.

Based on a legal opinion provided by our Israeli commercial litigation expert, and following a dispute with the former Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025, was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. We do not consolidate The Social Proxy in our financial statements effective January 1, 2025, notwithstanding that we held 100% of its share capital during 2025. Based on a legal opinion and in accordance with IFRS 10, we determined that we do not, in substance, control The Social Proxy. Accordingly, effective January 1, 2025, we ceased consolidating The Social Proxy in our financial statements, and all activity related to The Social Proxy was classified as a discontinued operation in accordance with IFRS 5. In addition, and in accordance with IFRS 5, we reclassified all of the financial results related to The Social Proxy for 2024 as a discontinued operation.

Because we do not consolidate The Social Proxy in our financial statements, and because, in accordance with IFRS 10, we did not control it during 2025, our evaluation of the effectiveness of our internal control over financial reporting does not include any components relating to The Social Proxy. With respect to 2024, because the business combination with The Social Proxy occurred only at the end of 2024, our evaluation likewise did not include the components relating to the internal control over financial reporting of The Social Proxy, due to the proximity of the business combination to the fiscal year end and in accordance with the relief afforded by the SEC.

In June 2026 we completed the acquisition of 83.4% of the share capital of Psyga Bio Ltd., or Psyga, an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations.

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

We currently have three subsidiaries, Psyga Bio Ltd., a private biotechnology company limited by shares under the laws of the State of Israel, which focuses on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel, which holds a license for the exclusive use of rHuEPO for the treatment of multiple myeloma, and The Social Proxy Ltd., a private AI web data company limited by shares under the laws of the State of Israel (Psyga Bio Ltd., Xtepo Ltd., and the Company, the “Group”). Based on a legal opinion provided by an Israeli commercial litigation expert, and following a dispute with the former The Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025 was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. We do not consolidate The Social Proxy in our financial statements effective January 1, 2025, notwithstanding that we held 100% of its share capital during the fiscal year ending December 31, 2025.

The ADSs are listed for trading on The Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S. under the Securities Act and the Exchange Act.

Our principal offices are located at 85 Medinat Hayehudim St. Herzliya 4676670, Israel, and our telephone number is (972) 54-2288897. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

In August 2024 we completed our acquisition of The Social Proxy for consideration consisting of (i) 5,292,153 unregistered ADSs, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company, (ii) the payment of $430,000 to the former shareholders of The Social Proxy and (iii) warrants to purchase ADSs which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing. In November 2024 we and the former shareholders of the Social Proxy agreed to reduce the number of ADSs and warrants issued to 1,864,790 and 2,896,142, respectively, and that the former shareholders shall be entitled to appoint one representative to our Board of Directors instead of two representatives as originally agreed upon. As a result, the Social Proxy’s previous shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis.

In February 2026, after The Social Proxy has filed a formal application with the competent Israeli court for the commencement of insolvency proceedings (Order for the Opening of Proceedings) in accordance with the Israeli Insolvency Law, the Israeli court ordered the opening of insolvency proceedings in all matters concerning The Social Proxy pursuant to the Insolvency Law, and after finding that there is no reasonable prospect for The Social Proxy’s economic rehabilitation, the court also ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings.

Based on a legal opinion provided by Israeli commercial litigation expert, and following a dispute with the former Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025, was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. Thus, and although we held 100% of the outstanding shares of The Social Proxy until, and in accordance with IFRS 10 (Consolidated Financial Statements), we are not consolidating The Social Proxy’s financial results in this Annual Report.

In March 2025, we announced that we entered into an Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”). Pursuant to this agreement we granted Biossil, for the term of the agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to our novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the said agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide, or the Product, trademarks, trade names, logos and labelling owned or controlled by us or our affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. Yeda was informed by us and by Biossil about the Exclusive Sublicense Agreement and has agreed to its execution. In consideration for granting the rights under this agreement the Company will be entitled to cumulative payments of up to approximately $11,500,000. At closing, Biossil paid us $137,500 as license issuing fee and up to an aggregate of $3,362,000 will be due upon the occurrence of certain regulatory milestones and up to an aggregate of $8,000,000 will be due upon the occurrence of certain commercial milestones. As of June 30, 2026, these milestones have not occurred.

In June 2026 we complete the acquisition of 83.4% of the share capital of Psyga Bio Ltd in exchange for the issuance by us to the former shareholders of Psyga, by way of a private placement, of such number of ADSs of the Company representing, immediately after such issuance, 33.36% of the issued and outstanding share capital of the Company. In addition, as part of the consideration, the former shareholders of Psyga Bio will be issued additional ADSs (or warrants in lieu thereof) representing ten percent (10%) of the issued and outstanding share capital of the Company as of the effective date of the Purchase Agreement upon the achievement of each of three (3) milestones: (i) the commencement of at least three (3) clinical trials with human patients of certain products from Psyga’s pipeline within twelve (12) months following the closing of the Transaction; (ii) the successful achievement of targets in at least two (2) clinical trials with human patients of certain products from Psyga’s pipeline within thirty-six (36) months following the closing of the Transaction; and (iii) entering the development of Ibogaine-based products triggered by execution of a binding commercialization agreement and/or development partnership agreement with a reputable third-party pharmaceutical, biotechnology, or life sciences company for the commercialization, licensing, development and/or co-development of Ibogaine-based products based on the Company’s regulatory licenses.

B. Business Overview

Introduction

We are an intellectual property based company, focusing on the development, management, and commercialization of intellectual property, and are engaged in biotech through our subsidiary Psyga Bio and in the biopharmaceutical industry, in which we hold a license from Yeda Research and Development Company Ltd., or Yeda, for hCDR1, a potential treatment for (1) systemic lupus erythematosus, or SLE and (2) Sjogren’s syndrome, or SS.

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

In April 2026, we announced that we entered into a share purchase agreement with the shareholders of Psyga Bio Ltd., an Israeli company led by Professor David Meiri, an internationally recognized researcher in the field of medical natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology. Psyga Bio is an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations. Psyga Bio operates a licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation and production of pharmaceutical-grade botanical and synthetic psilocybin, Ibogaine and other psychedelic active pharmaceutical ingredients (APIs), in accordance with applicable international pharmaceutical manufacturing standards. It has developed a proprietary library of 250 unique mushroom strains, including differentiated high-potency and bioactive strains, which support pharmaceutical development, product consistency, future intellectual property protection and scalable commercial manufacturing capabilities. In addition, Psyga Bio is advancing a clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future, across multiple indications, including mental health disorders, neurological conditions, trauma-related disorders, addiction treatment and additional central nervous system indications. Several of these programs are fully funded and are expected to be conducted in collaboration with leading academic institutions and medical centers. This transaction closed in June 2026 and Psyga Bio has been operating since then as a subsidiary of the Company.

In June 2024, we announced that we entered into a share purchase agreement with the shareholders of The Social Proxy, an Israeli-based technology company specializing in the development and provision of advanced web proxy solutions and data extraction. This transaction closed in August 2024. In November 2024, we announced that we entered into a settlement agreement with the chief executive officer of The Social Proxy and the previous shareholders of The Social Proxy, according to which the share purchase agreement between the Company, The Social Proxy and The Social Proxy Previous Shareholders dated June 5, 2024 will be amended such that the number of ADSs of the Company and the additional warrants, which may only be exercised upon the reaching of certain financial milestones, issuable to The Social Proxy Previous Shareholders, will each be reduced by approximately two-thirds. As a result, The Social Proxy Previous Shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis. In February 2026, after The Social Proxy has filed a formal application with the competent Israeli court for the commencement of insolvency proceedings (Order for the Opening of Proceedings) in accordance with the Israeli Insolvency Law, the Israeli court ordered the opening of insolvency proceedings in all matters concerning The Social Proxy pursuant to the Insolvency Law, and after finding that there is no reasonable prospect for The Social Proxy’s economic rehabilitation, the court also ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings. Based on a legal opinion provided by Israeli commercial litigation expert, and following a dispute with the former Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025, was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. Thus, and although we held 100% of the outstanding shares of The Social Proxy until, and in accordance with IFRS 10 (Consolidated Financial Statements), we are not consolidating The Social Proxy’s financial results in this Annual Report.

Psyga Bio

Psyga Bio is an Israeli company led by Professor David Meiri, an internationally recognized researcher in the field of medical natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology.

Psyga Bio is an advanced biotechnology company dedicated to the research, development, and commercialization of proprietary products derived from psychedelic and functional mushrooms. Psyga’s diverse portfolio spans clinically researched treatment candidates, precision microdosing solutions, and wellness-focused formulations. Psyga Bio operates at the cutting edge of the industry by maintaining a fully licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation, and production of pharmaceutical-grade botanical and synthetic active pharmaceutical ingredients (APIs), including psilocybin, ibogaine, and other psychedelic compounds, in compliance with strict international manufacturing standards.

Psyga Bio’s operational model relies on a powerful scientific, clinical, infrastructural, and commercial edge. The company’s competitive advantage is anchored by the following assets:

●	The company operates a 200 sqm GMP-ready cleanroom facility located in Caesarea, Israel. The facility is on track to achieve full GMP certification.

●	Psyga Bio possesses an extensive library consisting of over 250 unique mushroom strains across 20 distinct mushroom species.

●	Through rigorous analytics, the company has identified 100 to 130 distinct compounds. This includes 9 novel tryptamines, securing a robust pipeline for future intellectual property (IP) protection and commercial manufacturing scalability.

●	Psyga Bio has launched a dedicated micro-dosing mission to address the current market gaps which include a total lack of standardization, inconsistent production, absent clinical validation, and a lack of regulatory readiness. The platform delivers a highly standardized solution featuring defined mushroom strains, calibrated micro-dose ranges, strict GMP cultivation protocols, and human validation of measurable brain activity. These products target non-psychoactive precision applications for ADHD, anxiety, focus, and neuroplasticity.

The company is advancing a core clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future. These funded programs cover central nervous system indications, mental health disorders, neurological conditions, and addiction treatment, conducted alongside top-tier medical centers. Concurrently, there are several approved clinical trials in Israel currently awaiting GMP-certified botanical material. Psyga Bio is positioned to supply its stable, proprietary GMP strains to these approved trials, which directly target the following therapeutic fields: Treatment-Resistant Depression (TRD), Post-Traumatic Stress Disorder (PTSD), Cancer survival-related PTSD, End-of-life depression, and Anorexia.

Psyga’s scientific activities are led by Professor David Meiri, and are supported by collaborations with leading Israeli academic institutions and medical centers, including the Technion – Israel Institute of Technology, Rambam Health Care Campus, Sheba Medical Center and additional research institutions.

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

The core pillars of our strategy are:

●	Identifying and Acquiring High-Potential Intellectual Property and Technology Assets in Biomed and other areas

We actively seek out proprietary technologies and unique assets with transformative potential, particularly in industries characterized by biomed challenges. Our approach prioritizes:

o	Technological Differentiation – Identifying Intellectual Property-driven solutions that offer a clear competitive edge.

o	Market Opportunity – Targeting industries with strong growth trajectories and increasing reliance on disruptive technologies.

o	Scalability and Monetization – Ensuring that assets can be expanded and monetized through strategic partnerships and global market penetration.

●	Developing and Enhancing Acquired Technologies

We focus on optimizing, scaling, and expanding the capabilities of the assets we acquire. This involves:

o	Investing in R&D – Enhancing proprietary technologies to maintain leadership in the market.

o	Expanding Infrastructure – Strengthening network capabilities to improve performance, security, and service reliability.

o	Ensuring Ethical and Regulatory Compliance – Aligning our technologies with evolving legal and ethical standards.

●	Leveraging Strategic Partnerships and Market Expansion

We drive growth through strategic alliances, partnerships, and geographic expansion to maximize the commercial potential of our technologies.

Enhancing our presence in high-demand regions such as the United States, Europe, and Asia.

●	Sustaining Long-Term Growth through Innovation

We are committed to continuous technological advancement and value creation by:

o	Anticipating Market Trends – Staying ahead of industry shifts.

o	Building Resilient and Adaptive Solutions – Ensuring that our platforms can adapt to evolving business needs and regulatory landscapes.

o	Maintaining an Ethical Approach to Data Utilization – Developing solutions that respect privacy, transparency, and ethical AI principles.

By identifying, acquiring, and developing cutting-edge intellectual property and technology assets, we aim to unlock new business opportunities, maximize investment returns, and strengthen our leadership.

Recent Developments

The Social Proxy

In June 2024, we announced that we entered into a share purchase agreement with the shareholders of The Social Proxy. This transaction closed in August 2024 In November 2024, we announced that we entered into a settlement agreement with the chief executive officer of The Social Proxy and the previous shareholders of The Social Proxy, according to which the share purchase agreement between the Company, The Social Proxy and The Social Proxy Previous Shareholders dated June 5, 2024 will be amended such that the number of ADSs of the Company and the additional warrants, which may only be exercised upon the reaching of certain financial milestones, issuable to The Social Proxy Previous Shareholders, will each be reduced by approximately two-thirds. As a result, The Social Proxy Previous Shareholders own approximately 20% of our current issued and outstanding share capital on a non-diluted basis. In February 2026, after The Social Proxy has filed a formal application with the competent Israeli court for the commencement of insolvency proceedings (Order for the Opening of Proceedings) in accordance with the Israeli Insolvency Law, the Israeli court ordered the opening of insolvency proceedings in all matters concerning The Social Proxy pursuant to the Insolvency Law, and after finding that there is no reasonable prospect for The Social Proxy’s economic rehabilitation, the court also ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings. Based on a legal opinion provided by Israeli commercial litigation expert, and following a dispute with the former Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025, was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. Thus, and although we held 100% of the outstanding shares of The Social Proxy until, and in accordance with IFRS 10 (Consolidated Financial Statements), we are not consolidating The Social Proxy’s financial results in this Annual Report.

Psyga

In April 2026, we announced that we entered into a share purchase agreement with the shareholders of Psyga Bio Ltd. This transaction closed in June 2026 and Psyga Bio will operate as a subsidiary of the Company.

Nasdaq

On January 20, 2026, the Company received a written notification from Nasdaq, notifying the Company that the Company currently does not meet the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(b)(1), to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. This Nasdaq determination was based on (i) the Company’s Form 6-K, dated December 30, 2025, that included financial information for the period ended June 30, 2025, and which reported stockholders’ equity deficit of $47,000, and (ii) that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 20, 2026.

On January 25, 2026, the Company received a written notification from Nasdaq, notifying the Company of the Staff’s belief, based upon its review of the Company and pursuant to Nasdaq Listing Rule 5101, that the Company is a “public shell”, and that continued listing of the Company’s American Depositary Shares (“ADSs”) is no longer warranted. The Company requested a hearing (the “Hearing”) to appeal the delisting process before a Nasdaq Hearings Panel (the “Panel”). The Hearing was held on April 16, 2026, at which the Company’s management and outside counsel presented its compliance plan.

On May 4, 2026, the Company received a letter (the “Decision Letter”) from Nasdaq, informing the Company that the Panel has determined to grant the request of the Company to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) subject to the conditions described in the Letter.

According to the Decision Letter, the Panel determined to grant the Company an exception for continued listing on the Exchange subject to that the company will, on or prior to June 30, 2026, complete the Psyga Bio transaction and demonstrate compliance with all continued listing requirements of Nasdaq.

In addition, while the Decision Letter notes the prior violation of Listing Rule 5550(a)(2) as disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to SEC on December 29, 2025, this issue has been fully resolved. Following the Company’s reverse stock split (through ADS ratio change) on March 25, 2026, our ADSs have consistently maintained a closing bid price in excess of $1.

On May 18, 2026, the Company received a written notification from Nasdaq, notifying the Company that since the Company has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2025, it no longer complies with Nasdaq’s Listing Rule Listing Rule 5250(c)(1) which requires companies to timely file all required periodic financial reports with the SEC. Nasdaq informed the Company that this matter serves as an additional basis for delisting the Company’s securities from Nasdaq and that the Panel will consider this matter in its decision regarding the Company’s continued listing on The Nasdaq Capital Market. The Company had until May 26, 2026, to present its views with respect to this additional deficiency to the Panel in writing and to request a stay of the suspension of its securities from The Nasdaq Capital Market, pending a Panel decision. On May 26, 2026, the Company submitted its views on this additional matter and requested to stay the suspension of its securities from The Nasdaq Capital Market.

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

hCDR1 for the Treatment of SLE and SS

We have exclusively licensed from Yeda, three families of patents relating to hCDR1. These three families of patents were sublicensed to Biossil pursuant to the Exclusive Sublicense Agreement that we have entered into with Biossil.

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

Employees

As of the date hereof, we have a full-time CEO and part-time CFO. Our subsidiaries have 3 full-time employees. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

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

We currently have three subsidiaries, Psyga Bio Ltd. a private company limited, Xtepo Ltd., a private company limited by shares under the laws of the State of Israel and The Social Proxy Ltd., a private company limited by shares under the laws of the State of Israel. Based on a legal opinion provided by an Israeli commercial litigation expert, and following a dispute with the former The Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025 was held by the former stockholders of The Social Proxy and we had no control over The Social Proxy during 2025. We do not consolidate The Social Proxy in our financial statements effective January 1, 2025, notwithstanding that we held 100% of its share capital during the fiscal year ending December 31, 2025.

The ADSs are listed for trading on The Nasdaq Capital Market under the symbol “XTLB.” Our ordinary shares are traded on the TASE under the symbol “XTLB.” We operate under the laws of the State of Israel under the Israeli Companies Law, and in the U.S. under the Securities Act and the Exchange Act.

Our principal offices are located at 85 Medinat Hayehudim St.Herzliya 4676670, Israel, and our telephone number is (972) 54-2288897. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards” or “IFRS”) for the years ended December 31, 2025, 2024 and 2023, and as of December 31, 2025 and 2024, contained in “Item 18. Consolidated Financial Statements” and with any other selected financial data included elsewhere in this annual report.

The tables below present selected financial data for the fiscal years ended as of December 31, 2025, 2024 and 2023. We have derived this selected financial data from our audited consolidated financial statements, included elsewhere in this report and prepared in accordance with IFRS. You should read the selected financial data in conjunction with “Item 3. Key Information” and “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands (except per share data)

Revenues	-	-	-
Cost of service	-	-	-
Gross profit	-	-	-

Research and development expenses	(28)	(16)	(31)
Sales and Marketing expenses	-	-	-
General and administrative expenses	(1,437)	(759)	(734)
Other expenses	(223)	-	-

Operating loss	(1,688)	(775)	(765)

Change in fair value of financial instruments	1,102	926	-
Change in fair value of marketable securities	5	167	(1,022)
Change in fair value of convertible loan from shareholder	(54)	-	-
Interest expenses	(7)
Other finance income	60	34	41
Other finance expenses	(177)	(112)	(36)

Finance income (expenses), net	929	1,015	(1,017)

Loss before income taxes	(759)	240	(1,782)

Income taxes benefit	-	-	-

Profit (loss) from continuing operations	(759)	240	(1,782)

Loss from discontinued operations, net of tax	(6,210)	(1,267)	-

Net loss for the year	(6,969)	(1,027)	(1,782)

Basic and diluted loss per share (in U.S. dollars):
Profit (loss) from continuing operations	(0.0009)	0.0004	(0.003)
Loss from discontinued operations	(0.007)	(0.002)	-
Total basic and diluted loss per share	(0.008)	(0.002)	(0.003)

Weighted average number of issued ordinary shares	896,174,328	673,044,737	544,906,149
Diluted weighted average number of ordinary shares	896,174,328	673,044,737	544,906,149

Consolidated Statements of Financial Position Data:

	As of December 31,
	2025	2024
	U.S Dollars in thousands

Cash and cash equivalents	76	371
Working capital (deficit)	(254)	(867)
Total assets	166	8,550
Long term liabilities	-	908
Total shareholders’ equity	(254)	5,435

Overview

We are an Intellectual Property based company engaged in the biopharmaceutical industry, in which we hold a license from Yeda for hCDR1, a potential treatment for SLE and SS.

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

In June 2024, we announced that we have entered into a share purchase agreement with the shareholders of The Social Proxy, a web data company, developing and powering a unique ethical, internet protocol based, proxy and data extraction platform for AI and BI Applications at scale. Pursuant to this purchase agreement, we have acquired all of the issued and outstanding share capital of The Social Proxy. This transaction was closed in August 2024 and Social Proxy operated as a wholly owned subsidiary of the Company. In February 2026, after The Social Proxy has filed a formal application with the competent Israeli court for the commencement of insolvency proceedings (Order for the Opening of Proceedings) in accordance with the Israeli Insolvency Law, the Israeli court ordered the opening of insolvency proceedings in all matters concerning The Social Proxy pursuant to the Insolvency Law, and after finding that there is no reasonable prospect for The Social Proxy’s economic rehabilitation, the court also ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings. Based on a legal opinion provided to us by our Israeli counsel, and following a dispute with the former Social Proxy shareholders, the effective control over The Social Proxy since January 1, 2025, was held by the former stockholders of The Social proxy and we had no control over The Social Proxy during 2025. Thus, and although we held 100% of the outstanding shares of The Social Proxy until, and in accordance with IFRS 10 (Consolidated Financial Statements), we are not consolidating The Social Proxy’s financial results in this Annual Report.

In April 2026, we announced that we entered into a share purchase agreement with the shareholders of Psyga Bio Ltd., an Israeli company led by Professor David Meiri, an internationally recognized researcher in the field of medical natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology. Psyga Bio is an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations. Psyga Bio operates a licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation and production of pharmaceutical-grade botanical and synthetic psilocybin, Ibogaine and other psychedelic active pharmaceutical ingredients (APIs), in accordance with applicable international pharmaceutical manufacturing standards. It has developed a proprietary library of 250 unique mushroom strains, including differentiated high-potency and bioactive strains, which support pharmaceutical development, product consistency, future intellectual property protection and scalable commercial manufacturing capabilities. In addition, Psyga Bio is advancing a clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future, across multiple indications, including mental health disorders, neurological conditions, trauma-related disorders, addiction treatment and additional central nervous system indications. Several of these programs are fully funded and are expected to be conducted in collaboration with leading academic institutions and medical centers. This transaction closed in June 2026 and Psyga Bio has been operating since then as a subsidiary of the Company.

The Company has incurred a net loss of $6,969 thousands for the year ended December 31, 2025, consisting of a loss from continuing operations of $759 thousands and a loss from discontinued operations of $6,210 thousands. As of December 31, 2025, the Company’s accumulated deficit was $165,632 thousands. We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future.

We expect to incur additional losses through the end of 2026 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there might not be enough resources to maintain our operations. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase in revenues, there is a substantial doubt about our being able to continue as a going concern.

The Company is constantly looking to identify additional assets to add to XTL’s portfolio.

Currently the company has no revenues, no cost of service, no cost of sales and marketing,

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

For awards of options to consultants and other third-parties, according to IFRS 2, the treatment of such options is the same as employee options compensation expense (see note 17 to the consolidated financial statements for the year ended December 31, 2025). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

A. Results of Operations

Year ended December 31, 2025 compared to the year ended December 31, 2024

No revenues in both years.

No Cost of Revenues in both years.

Research and Development Expenses. Research and development expenses in the years ended December 31, 2025 and 2024 totaled approximately $28 thousand and $16 thousand, respectively. These expenses were comprised mainly of expenses related to consulting for hCDR1 product.

No Sales and Marketing Expenses in both years.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2025 and 2024 totaled approximately $1,437 thousand and $759 thousand, respectively. The increase in 2025 compared to 2024 is mainly from increase in salary of CEO and increase in professional services and options granted to our directors and executives under its share option plan and bad debt of $308,000.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2025 the company recognized an impairment loss of 223 thousand and in 2024 the Company recognized no impairments. For further information, see also Note 10 of the consolidated financial statements for the year ended December 31, 2025.

Finance income (expenses), net. Finance income, net for the year ended December 31, 2025 totaled approximately $929 thousand compared to finance expenses, net in the amount of $1,015 thousand in 2024. The difference primarily derives from revaluation of marketable securities and warrants to purchase ADS’s which were issued in 2024 and 2025.

Year ended December 31, 2024 compared to the year ended December 31, 2023

Refer to Form 20-F of December 31, 2023.

Material Accounting Policies

We describe our material accounting policies in Note 3 to our consolidated financial statements for the year ended December 31, 2025.

Impact of Inflation and Currency Fluctuations

While some amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel.

As of December 31, 2025, had the Group’s functional currency weakened by 12.5% against the NIS with all other variables remaining constant, loss for the year would have been approximately by $95 thousand lower (2024 loss would have been approximately $53 thousand higher; 2023 - loss approximately $185 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and marketable securities – investment in InterCure Ltd.

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

As of December 31, 2025, XTL Biopharmaceuticals Ltd. did not have any taxable income. As of December 31, 2025, our net operating loss carries forwards for Israeli tax purposes registered on behalf of XTL Biopharmaceuticals Ltd. amounted to approximately $39 million and approximately $23 million capital loss carryforward which may be offset against future capital gain. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within XTL Biopharmaceuticals Ltd only, against future taxable income, including capital gains from the sale of assets used in the business, with no expiration date.

B. Liquidity and Capital Resources

The Company has incurred a net loss of $6,969 thousands for the year ended December 31, 2025, consisting of a loss from continuing operations of $759 thousands and a loss from discontinued operations of $6,210 thousands. As of December 31, 2025, the Company’s accumulated deficit was $165,632 thousands. We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future.

We expect to incur additional losses through the end of 2026 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there might not be enough resources to maintain our operations. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase in revenues, there is a substantial doubt about our being able to continue as a going concern.

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of December 31, 2025, we received net proceeds of approximately $87.6 million from various private placement transactions, public offerings and exercises of warrants.

As of December 31, 2025, we had approximately $76 thousand in cash and cash equivalents, compared to approximately $371 thousand on December 31, 2024. The decrease is mainly from the general and administrative expenses of 2025.

Net cash used in operating activities for the year ended December 31, 2025 was $1,025 thousand, compared to net cash used in operating activities of $1,618 thousand for year ended December 31, 2024. The decrease in net cash used in operating activities is mainly from the reevaluation of warrants.

Net cash provided by investing activities for the year ended December 31, 2025 was $522 thousand compared to net cash used in investing activities of $844 thousand for the year ended December 31, 2024. The change is due to the acquisition of The Social Proxy in 2024 and proceeds from sell of marketable securities.

Net cash provided by financing activities for the year ended December 31, 2025 was $208, mainly from shareholders convertible loan. Net cash provided by financing activities for the year ended December 31, 2024 was $1,447 mainly from issuance of shares and warrants in 2024.

We have incurred continuing losses and depend on outside financing resources to continue our activities.

C. Research and Development, Patents and Licenses

Research and development costs in 2025 totaled approximately $28 thousand and $16 thousand in 2024. These expenses were comprised mainly of expenses related to consulting for our related to the hCDR1 product.

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

The following table sets forth the research and development costs for the years 2025, 2024 and 2023 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during the year. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015, the Company terminated the license agreement and all rights in and to the licensed technology reverted to MinoGuard. Whether or not and how quickly we commence and complete development of our clinical stage projects is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates will probably increase significantly.

	Research and development Expenses in thousand US$
	Year ended December 31,
	2025	2024	2023

hCDR1	28	16	31
Total Research and Development	28	16	31

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

The exercise price of the warrants issued is in NIS (different than the functional currency) and therefore these warrants are classified as a liability. The warrants issued at the fund-raising have a cashless exercise mechanism and therefore, in accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, are also a financial liability.

The Company has initially recognized them at fair value as of the date of issuance (measured through third-party appraiser, using a Black-Scholes model).

The warrants are carried at fair value. On each reporting period, the changes in their fair value are recognized in profit or loss.

●	Discontinued Operations

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, a discontinued operation is a component of the Company that has either been disposed of or otherwise ceased to be consolidated, and that represents a separate major line of business or geographical area of operations. The post-tax results of discontinued operations are presented as a single line item in the statement of operations, separately from continuing operations. As required by IFRS 5, the statement of operations for the comparative period is re-presented as if the operation had been discontinued from the start of that period, so that all periods are presented on a consistent basis.

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

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of the date hereof.

Name	Age	Position
Noam Band	56	Chief Executive Officer and Director
Niv Segal	40	Chief Financial Officer
Shlomo Shalev	64	Non-Executive Director and Chairman of the Board
Osnat Hillel Fain	60	Non-Executive and External Director
Iris Shapira Yalon	58	Non-Executive and External Director
Alexander Rabinovich	55	Non-Executive Director

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

Niv Segal was appointed our Chief Financial Officer in December 2025. Mr. Segal, CPA, has over 12 years of senior financial management experience, primarily in the high-tech sector. He served as the Chief Financial Officer of G.S. Innplay Labs, where he led the company’s $300M acquisition by Playtika, and as the Chief Financial Officer of Beach Bum, managing its $700M acquisition process. Earlier, Mr. Segal was the Group Corporate Controller at Gix Ltd. (TASE: GIX; NASDAQ: VBIX), overseeing global finance operations, public company reporting, M&A processes, and SOX compliance. Mr. Segal began his career at PwC Israel, auditing public and private companies. Mr. Segal holds an MBA in Accounting, a BA in Economics and Accounting, and is a Certified Public Accountant in Israel..

Shlomo Shalev joined our Board of Directors in December 2014. In April 2025, Mr. Shalev was appointed to serve as Chairman, a position filled by him between August 2015, and June 2018 as well. From May 2020 through April 2025 Mr. Shalev served as the company’s CEO. Previously he served as Executive Chairman of the Board of Intercure, a TASE and Nasdaq listed company. In addition to serving as a board member on a number of Nasdaq and TASE listed companies. Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel. We believe Mr. Shalev’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a Director of our Board of Directors.

Osnat Hillel Fain joined our Board of Directors in March 2015. Ms. Fain served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD from 2003 to 2016. Since 2017, Ms. Fain has served as Consultant, Strategy and Business Development at Adi Shefaram Management LTD where she locates, examines and screens economic feasibility for ventures in various fields and provides business development assistance among other duties. In addition, Ms. Fain serves as a board member on a number of TASE listed companies, including Tigi, Alrov Real Estate and Mehadrin and a former director of TASE listed companies such as DIC Discount Investment Corporation, Elron, PBC Group, ICB, Priortech LTD, E.T.VIEW, Aran R&D, Leumi Start LTD. Ms. Fain was the Business Development Manager at Giora Eiland Ltd., a representative of the Cheyne Capital Group in Israel, General Director of InterVision, Managing Partner at Aran Medical Ventures Hedge Fund, Marketing Manager at Datasphere Ltd. and a marketing consultant for TCB, Elgan Office Supplies, the Haifa Theatre, Adar (software house). A director in Anabella since Jan 2025. Ms. Fain earned a BA in Humanities and Executive MBA from Tel Aviv University and completed a one year course in Management at the Tel Aviv campus of the College of Management. We believe Ms. Fain’s extensive management and board experience makes her well-qualified to serve as a member of our Board of Directors.

Iris Shapira Yalon was appointed a director on January 29, 2020. Ms. Yalon serves as External Director of Shufersal Ltd (The leading Israeli retail chain)., as well as Director of One Technologies Ltd, an Israeli public company, a leader in information technology services and innovative solutions and City people Ltd, a public company traded on TASE, in the field of urban renewal). Mei Avivim, (a water corporation of Tel Aviv) and in several associations for the benefit of the public as the Chair of audit committee (such as World WIZO and others) and as a Lecturer of Director’s course. Prior to that, Ms. Yalon served as Board member on a number of TASE listed companies, including Electra real estate Ltd., Computer Direct Group Ltd. Rotem Industries (Israeli government-owned company), and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd., which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is a licensed accountant. We believe Ms. Yalon’s extensive board experience makes her well-qualified to serve as a member of our Board of Directors.

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

B. Compensation

The aggregate compensation paid by us to all persons who served as directors or officers for the year 2025 was approximately $658 thousand.

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

In 2017, we fixed the monetary compensation for non-executive directors as follows: annual consideration of NIS 29 thousand (to be paid in 4 equal quarterly payments), payments of NIS 1,460 for attendance at each board or committee meeting in person, NIS 876 for meetings held by teleconference, NIS 730 for unanimous written board resolutions and reimbursement of reasonable out-of-pocket expenses. These payments are indexed to the US Dollar exchange rate.

For further details regarding share options granted to our directors and service providers, see Note 14 to the consolidated financial statements for the year ended December 31, 2025.

Employment Agreements

Noam Band

Our Chief Executive Officer, Noam Band, was appointed on April 7, 2025. Mr. Band will receive compensation as follows:

1.	Monthly retainer – Mr. Band shall be entitled to a fixed gross monthly fee of NIS 50,000 (approximately USD 13,744), excluding value added tax. For the first 3 months and NIS 60,000 thereafter.

2.	Options - subject to the approval of the Board of Directors of the Company, and applicable law, Mr. Band shall be granted:

●	Time-Based Option - 42,300,000 options to acquire up to 42,300,000 ordinary shares of the Company, NIS 0.1 nominal value each, of the Company, represented by 423,000 ADSs (before ratio change in 2026) of the Company. These options shall vest equally on a quarterly basis over a period of forty-eight (48) months following the date of the agreement. The exercise price for each such option is USD 1.4 per ADS (before the ratio change in 2026).

●	Milestone Based Option - 42,300,000 options to acquire up to 42,300,000 ordinary shares, represented by 423,000 ADSs (before ratio change in 2026). Upon the occurrence within a period of twenty-four (24) months as of the date of the grant of these options (i) reaching positive EBITDA (based on financial statement audited by the Company’ auditors), 300,000 options shall vest and (ii) closing of a strategic transaction (as defined by the Board), additional 123,000 options shall vest, provided however that on the date of achievement of the relevant Milestone, the Service Provider continues to provide services to the Company. The exercise price for each such option being USD 1.6 per ADS 423,000 (before ratio change in 2026).

In the event of termination of this agreement: (i) The options shall stop vesting upon the termination notice (as defined in the agreement); and (ii) any options already vested may be exercisable within 90 days following the date of the termination notice.

In accordance with the Israeli Companies Law, Mr. Band’s compensation was approved by the shareholder.

Shlomo Shalev

Shlomo Shalev. Mr. Shalev, who served as our chief executive officer until April 2025 and who is now serving as our Chairman of the Board, will receive compensation as follows:

1.	Monthly retainer – Mr. Shalev shall be entitled to a fixed gross monthly fee of NIS 30,000 (approximately USD 8,264), excluding value added tax.

2.	Working Hours – Mr. Shalev shall be employed at a 50% capacity.

3.	Social Benefits – Mr. Shalev shall be entitled to receive monthly car expense payments of NIS 3,000 (approximately USD 933).

4.	Options – Mr. Shalev was issued in (1) in the years 2014, and 2016 options that have expired.; (2) in the year 2020 with 10,000,000 options to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company, at an exercise price of NIS 0.09 (approximately USD 0.03) per option. These options are fully vested; and (3) During the year 2024 with 10,000,000 options to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company, at an exercise price of NIS 0.0438 (approximately USD 0.01) per option. These options were fully vested on grant date.(4) During the year 2025 with 10,000,000 options to purchase, under the approved ESOP plan of the Company, 10,000,000 ordinary shares of the Company, at an exercise price of USD 0.012 per option. These options were fully vested on grant date.

Niv Segal

Monthly retainer – Mr. Segal shall be entitled to a fixed gross monthly fee of NIS 15,000 (approximately USD 4,700), excluding value added tax.

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

The initial term of an external director is three years and may be extended for two additional three-year terms. Notwithstanding, pursuant to applicable articles of the Companies Regulations (Reliefs for Israeli companies whose securities are listed for trading on a stock exchange outside of Israel), promulgated under the Companies Law and as amended from time to time, following the Audit Committee and the Board of Directors recommendation, the Company shareholders may re-elect an external director for additional terms. An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

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

Our audit committee is currently comprised of three non-executive directors who meet the independence requirements under applicable SEC rules. The audit committee is chaired by Osnat Hillel Fain, who serves as the audit committee financial expert, Iris Shapira Yalon who is also a financial expert and Alex Rabinovich as members. The audit committee meets at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process which we undertake, and our interim and annual reports prior to their submission for approval by the full Board of Directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

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

Osnat Hillel Fain is the chairman of our compensation committee. Alex Rabinovitch and Iris Shapira Yalon serve as the other members of our compensation committee.

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

D. Employees

As of the date hereof, we have a full-time CEO and part-time CFO. Our subsidiaries have 3 full-time employees. We and Israeli employees who might be employed by us, are subject, by an extension order of the Israeli Ministry of Welfare, to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. Our part-time service providers are not subject to these collective bargaining agreements. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2026, by the members of our senior management, board of directors, individually and as a group, and each person who we know beneficially owns 5% or more of our outstanding ordinary shares. The beneficial ownership of ordinary shares is based on 982,985,356 ordinary shares outstanding as of June 30, 2026 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2026, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class*

Senior Management and Directors

Noam Band Chief Executive Officer	52,875	(1)	-
Shlomo Shalev Chairman of the Board	33,409,309	(2)	3.4%
Osnat Hillel Fain Director	583,333	(3)
Iris Shapira Yalon Director	645,833	(4)
Alexander Rabinovich Director	240,905,100		24.51%
Niv Segal Chief Financial Officer	-

Directors and Senior Management as a group (7 persons)	275,596,450		27.9%

Beneficial owners of 5% or more

Alexander Rabinovitch	240,905,100	(5)	24.51%
Tal Klinger	86,229,088		8.77%
Roy Klinger	86,229,088		8.77%

*	Denotes less than 1%

(1)	Includes 423,000 options (the “First Grant”), exercisable into 423,000 ADSs (42,300,000 ordinary shares), at an exercise price of $1.40 per ADS. The First Grant options are subject to service-based vesting and vest in 16 equal portions each month from the date of grant. Additional 423,000 options (the “Second Grant”), at an exercise price of $1.60 per ADS. The Second Grant options are not subject to a service-based vesting period but rather to performance (milestone) conditions, whereby the options vest only upon the achievement, within 24 months of the date of grant, of (i) the Company reaching positive EBITDA (300,000 options) and (ii) the closing of a strategic transaction (123,000 options) -all figures are before ratio change. Exercisable until July 4, 2035.

(2)	Includes (i) 3,409,309 ordinary shares, (ii) 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.09 per share exercisable until July 6, 2030, and (iii) 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029, and 10,000,000 ordinary shares issuable upon the exercise of options at an exercise price of USD 0.012 per share exercisable until August 11, 2034 .

(3)	Includes 583,333 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

(4)	Includes (i) 150,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0495 per share exercisable until March 1, 2033, and (ii) 850,000 ordinary shares issuable upon the exercise of options at an exercise price of NIS 0.0438 per share exercisable until March 17, 2029.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s directors and consultants. In addition to the discussion below, see note 14 of our consolidated financial statements for the year ended December 31, 2025.

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

As of December 31, 2025, we have granted to directors and consultants options that are outstanding to purchase up to 118,100,000 ordinary shares under two share option plans.

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

As of December 31, 2025, we have granted options to purchase 118,100,000 ordinary shares under the 2011 Plan at exercise prices between $0.01 and $0.17 per ordinary share.

For further details regarding share options granted to our directors and service providers, see note 14 to the consolidated financial statements for the year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of June 30, 2026, there were 2,457,463 ADSs outstanding, held by approximately 15 DTC participants and a registered shareholder.

The following table sets forth the number of our ordinary shares owned by any person known to us to be the beneficial owner of 5% or more of our ordinary shares as of the date hereof. The information in this table is based on 982,985,356 outstanding ordinary shares as of such date. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

Name	Number of shares owned	Percent of ordinary shares
Alexander Rabinovitch	240,905,100	24.51%
Tal Klinger	86,229,088	8.77%
Roy Klinger	86,229,088	8.77%

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

Private Placement

On June 29, 2026, shareholders meeting approved an investment for the total investment amount of $1,500,000 USD. This investment may include related parties.

●	Investors will receive approximately 555,555 American Depositary Shares (ADSs) and/or ordinary shares of the Company at a purchase price of $2.70 per ADS. Each ADS represents four hundred (400) ordinary shares, And;

●	Series A Warrants: The Company will issue 666,666 Series A Warrants to the investors. The initial exercise price is $2.70 per ADS, which will be permanently reduced to $1.70 per ADS upon the occurrence of a “Series A Trigger Event” (such as the ADS closing price reaching $5.00, a Change of Control/liquidity event exceeding an enterprise/equity value of $150,000,000, or the successful completion of two Phase 2 clinical trials). And;

●	Series B Warrants: The Company will issue 666,666 Series B Warrants. The initial exercise price is $5.00 per ADS, which will be permanently reduced to $2.50 per ADS upon the occurrence of a “Series B Trigger Event” (such as the ADS closing price reaching or exceeding $7.00, a Change of Control/liquidity event exceeding an enterprise/equity value of $250,000,000, or the successful completion of three Phase 2 clinical trials). And;

●	Anti-Dilution Protection (Series C Warrants): If the Company executes a subsequent financing round within 5 years at a price below $2.70 per ADS, investors will receive a one-time issuance of Series C Warrants. Upon full exercise, these warrants entitle investors to receive subsequent financing securities with an aggregate value equal to the price difference between $2.70 and the lower financing price.

●	All warrants are exercisable for cash only for a period of five (5) years from the closing date.

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

ORDINARY SHARES

Rights Attached to Ordinary Shares

Through March 18, 2009, our authorized share capital was NIS 10,000,000 consisting of 500,000,000 ordinary shares, par value NIS 0.02 per share. On March 18, 2009, pursuant to a shareholder’s meeting, the share capital of our company was consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value was consolidated into one (1) share of NIS 0.1 nominal value so that following such consolidation and re-division, our authorized share capital consisted of 100,000,000 ordinary shares, par value NIS 0.10 per share. In addition, the authorized share capital of our company was increased from NIS 10,000,000 to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.10 nominal value. The share consolidation was effected on June 22, 2009. Effective August 3, 2017, the authorized share capital of the company increased from NIS 70,000,000 divided into 700,000,000 ordinary shares to NIS 145,000,000 divided into 1,450,000,000 ordinary shares. Effective February 24, 2026 the authorized share capital of the company increased from NIS 145,000,000 divided into 1,450,000,000 ordinary shares to NIS 290,000,000 divided into 2,900,000,000 ordinary shares. Effective June 30, 2026, the authorized share capital of the company increased from NIS 290,000,000 divided into 2,900,000,000 ordinary shares to NIS 580,000,000 divided into 5,800,000,000 ordinary shares.

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

We have been informed by our legal counsel in Israel, Amit Pollack Matalon & Co.- Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

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

Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our owned subsidiaries, except or otherwise as set forth under Taxation.

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

In August 2024, the Israeli Knesset approved Amendment No. 13 to the Protection of Privacy Law, 5741-1981, which became effective on August 14, 2025. Amendment 13 significantly expands Israel’s data protection framework, introducing GDPR-like requirements including expanded definitions of sensitive personal information, mandatory appointment of a Privacy Protection Officer (PPO) for certain organizations, enhanced data subject rights, new data broker regulations, and significantly increased enforcement powers and penalties for the Privacy Protection Authority (PPA). Organizations operating in Israel that process personal data may be subject to these enhanced requirements, and failure to comply could result in significant fines and penalties. As we continue our operations in Israel, we will need to ensure compliance with these evolving data protection requirements, which may require additional resources and could affect our operational processes.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties ranging between 3% and 5% on income generated from products and services based on technology developed using grants, depending on the company’s size and sector, until 100% of the grant, linked to the dollar and bearing interest at the SOFR rate, is repaid. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

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

With respect to individuals, the term “Israeli resident” is generally defined under Israeli tax legislation as a person whose center of life is in Israel. The Israeli Tax Ordinance (as amended by Amendment Law No. 132 of 2002), states that in order to determine the center of life of an individual, consideration will be given to the individual’s family, economic and social connections, including: (i) place of permanent residence; (ii) place of residential dwelling of the individual and the individual’s immediate family; (iii) place of the individual’s regular or permanent occupation or the place of his or her permanent employment; (iv) place of the individual’s active and substantial economic interests; (v) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (i) the individual was present in Israel for 183 days or more in the tax year; or (ii) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. Such presumption may be rebutted either by the individual or by the assessing officer. On July 2, 2025, the Israeli Tax Authority published a draft bill which, if enacted, could generally broaden the circumstances in which an individual would be treated as an Israeli resident for Israeli tax purposes.

As of January 1, 2025, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional sur tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560. In addition, as of 2025, the portion of an individual’s taxable annual income from capital sources (including capital gains from the sale of shares) exceeding NIS 721,560 is subject to an additional 2% surtax. This means that taxable income from capital sources exceeding NIS 721,560 may be subject to a total surtax of up to 5%.

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

As of January 1, 2025, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional surtax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560. In addition, as of 2025, the portion of an individual’s taxable annual income from capital sources (including dividends) exceeding NIS 721,560 is subject to an additional 2% surtax. This means that taxable income from capital sources, including dividend distributions, exceeding NIS 721,560 may be subject to a total surtax of up to 5%.

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

In addition, it should be noted that as of 2025, the portion of an individual’s taxable annual income from capital sources (including dividends) exceeding NIS 721,560 may be subject to a total surtax of up to 5% (consisting of a 3% general surtax plus a 2% additional surtax on capital sources) if certain conditions are met.

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

Tax Consequences if we are a Passive Foreign Investment Company

Special federal income tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income in a tax year is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. A determination as to a corporation’s status as a PFIC must be made annually. We believe we may be a PFIC during 2025 and although we have not determined whether we will be a PFIC in 2026, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Although we may not be a PFIC in any one year, the PFIC taint remains with respect to those years in which we were or are a PFIC and the special PFIC taxation regime will continue to apply.

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

Documents on Display

We file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as U.S. companies, we generally announce publicly our interim and year-end results promptly on a voluntary basis and will file that periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. However, effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act enacted in December 2025, our officers and directors will be required to report their beneficial ownership of, and transactions in, our equity securities under Section 16(a) of the Exchange Act on Forms 3, 4, and 5.

You can review our SEC filings by accessing the SEC’s internet site at http://www.sec.gov.

We also maintain a website at http://www.xtlbio.com, but information contained on our website does not constitute a part of this report and is not incorporated by reference into this report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in bank deposits and marketable securities in accordance with our investment policy. As of December 31, 2025, our portfolio of financial instruments consists of cash and cash equivalents and marketable securities. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

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

As of December 31, 2025, had the Group’s functional currency weakened by 12.5% against the NIS with all other variables remaining constant, loss for the year would have been approximately by $95 thousand lower (2024 loss would have been approximately $53 thousand higher; 2023 - loss approximately $185 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and marketable securities – investment in InterCure Ltd.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As of December 31, 2025, an evaluation was performed under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2025 were not effective.

(b) Management’s annual report on internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Our management concluded that our control over the financial reporting was not effective.

Scope of the Assessment — The Social Proxy

Effective January 1, 2025, we ceased to consolidate The Social Proxy in our financial statements. Based on a legal opinion and in accordance with IFRS 10, we determined that we do not, in substance, control The Social Proxy, notwithstanding that we held 100% of its share capital. Accordingly, the results of The Social Proxy are presented as a discontinued operation in accordance with IFRS 5, and, for comparative purposes, all financial results related to The Social Proxy for 2024 were likewise reclassified as a discontinued operation.

Because we do not consolidate The Social Proxy and, in accordance with IFRS 10, did not control it during 2025, our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 does not include any components relating to The Social Proxy. With respect to the year ended December 31, 2024, the business combination with The Social Proxy was completed at the end of 2024, and, due to its proximity to the fiscal year end and in accordance with the relief afforded by the SEC for recently acquired businesses, our assessment as of December 31, 2024 likewise excluded the internal control over financial reporting of The Social Proxy. Accordingly, there is no gap or change in the scope of our assessment of internal control over financial reporting between the year ended December 31, 2024 and the year ended December 31, 2025, as The Social Proxy was outside the scope of our assessment in both periods.

Based on our assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Not applicable.

(d) Internal controls. There has been a change in our internal control over financial reporting that occurred during the year ended December 31, 2025 which derived from the change of CFO and the deconsolidation of The Social Proxy.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Osnat Hillel Fain, chairperson of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable to all directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct can be found on our website (http://www.xtlbio.com) and may also be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 85 Medinat Hayehudim St.Herzliya 4676670, Israel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of the independent registered public accounting firm’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, BARZILY & CO. C.P.A (“BARZILY”), located in Jerusalem, Israel. PCAOB ID No. 1015. These services may include audit services, audit-related services and tax services, as further described below.

Principal Accountant Fees and Services

The following table presents the aggregate amount of fees for professional services rendered to the Company by our principal accountant, for the years ended December 31, 2025 and December 31, 2024:

	2025	2024
	U.S. dollars in thousands
Audit fees (1)	75	120
Tax services (2)	3	5
Total	78	125

(1)	The audit fees for the year ended December 31, 2025 and 2024 were for professional services rendered for the audit of our annual consolidated financial statements and for review of interim consolidated financial information.

(2)	Tax fees are the aggregate fees for professional services rendered during the period for tax compliance and tax advice other than in connection with the audit.

In the fiscal years ended December 31, 2025, the services performed by our independent registered public accounting firm BARZILY and December 31, 2024 performed by our former independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International (“KPMG”) (PCAOB ID 1057) both were pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S REGISTERED ACCOUNTANT

Appointment of BARZILY

On June 29, 2026, the Company’s shareholders approved the appointment of BARZILY as the Company’s independent auditors for the fiscal year ending December 31, 2025, instead of KPMG. The appointment was recommended by the Company’s audit committee and approved by the board of directors

KPMG has been the independent registered public accounting firm for the Company from 2022 through its release on June 29, 2026

During the fiscal years ended December 31, 2025 and 2024 and through June 29, 2026, (1) KPMG has not issued any reports on the consolidated financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles; and (2) there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as that term is used in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG’s letter dated June 30, 2026 is filed as Exhibit 16.1 to this annual report.

During the fiscal years ended December 31, 2025 and 2024 and through June 30, 2026, the Company did not consult with BARZILY regarding (1) the application of accounting principles to a specified transaction, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 16F(a)(1)(iv) or a reportable event as described in Item 16F(a)(1)(v) of the Form 20-F.

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

In August 2005, our board of directors adopted a Code of Conduct that applies to all employees, directors and officers of our company, including our principal executive officer, principal financial officer, principal accounting officer or controller and other individuals performing similar functions. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, XTL Biopharmaceuticals Ltd., 85 Medinat Hayehudim St., Herzliya 4676670, Israel.

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

ITEM 16K. CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized access to or use of our information systems, or any information residing therein, that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

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

Prior to the acquisition of The Social Proxy the need to oversee cybersecurity risks was minimal as the majority of the company’s operations conducted internally. Following the acquisition of The Social Proxy, our Board of Directors has taken an active role in overseeing cybersecurity posture of the newly integrated business.

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

ITEM 18. FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - - -

KPMG Somekh Chaikin

Millennium Tower

17 Ha’arba’a street, PO Box 609

Tel Aviv 6100601 Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XTL Biopharmaceuticals Ltd.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 6, the consolidated statements of financial position of XTL Biopharmaceuticals Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2024, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, “the consolidated financial statements”). The 2024 financial statements before the effects of the adjustments discussed in Note 6 are not presented herein.

In our opinion, the 2024 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 6, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 6 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor from 2022 – 2026.

Tel Aviv, Israel
April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of XTL Biopharmaceuticals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of XTL Biopharmaceuticals Ltd. and its subsidiary (“the Company”) as of December 31, 2025, the related consolidated statement of comprehensive income (loss), changes in equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Other Matter

We also have audited the adjustments to the 2024 financial statements to retrospectively reflect the presentation of discontinued operations, as described in Note 6. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any other procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole, which were audited by the predecessor auditor

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the board of Directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Loss of Control and Deconsolidation of The Social Proxy Ltd. ("TSP")

As described in Notes 5 and 6 to the consolidated financial statements, during 2025, a severe dispute arose between the Company and the founding management of TSP, who exclusively held its technological know-how. Management concluded that the Company was entirely excluded from TSP's operations and denied access to its systems, passwords, and financial records. Under IFRS 10, control is based on the practical ability to direct relevant activities rather than legal ownership alone. Management determined that the Company lost effective control over TSP as of January 1, 2025, resulting in its deconsolidation from that date and the write-off of over $1.5 million in unrecoverable intercompany funding.

Auditing management's assessment required significant auditor judgment due to the need to evaluate whether control had been lost despite the Company's legal ownership interest, to determine the appropriate date of deconsolidation, and to assess the accounting consequences of the transaction, all of which had a material effect on the consolidated financial statements. Accordingly, we identified this matter as a critical audit matter

How the Matter Was Addressed in the Audit:

Our audit procedures over the loss of control and deconsolidation date included the following:

●	Evaluating Methodology: We assessed management’s accounting analysis against the control elements of IFRS 10.

●	Testing Evidence of Exclusion: We inspected real-time correspondence and written demands sent by the Company during 2025 to corroborate the denial of operational and financial access.

●	Evaluating Legal Opinions: We evaluated the external legal opinion obtained by management and considered its consistency with management's assessment and the factual circumstances relevant to the application of IFRS 10

●	Assessing the Deconsolidation Date: We assessed the appropriateness of management's determination of the date control was lost by evaluating the underlying facts and circumstances and the timing of relevant events.

●	Assessing the Accounting Impact: We evaluated the accounting for the deconsolidation, including the write-off of intercompany balances, the presentation of the transaction in the consolidated financial statements, and the classification of the discontinued operation, including the presentation of the comparative information in the consolidated statement of profit or loss and the consolidated statement of cash flow.

●	Assessing Disclosures: We evaluated the adequacy and completeness of the disclosures in accordance with IAS 1 and IFRS 12.

We have served as the Company’s auditor since 2026.

/s/ Barzily and Co. CPAs
BARZILY AND CO., CPAs
Jerusalem, Israel
June 30, 2026

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2025	2024
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	76	371
Marketable securities – InterCure Ltd.	8	-	772
Trade receivable (net of allowance for credit losses of $0 and $36 at December 31, 2025 and 2024, respectively)		-	99
Prepaid expenses and other current assets	9	22	98
Warrants, net	4,13	68	-
		166	1,340

NON-CURRENT ASSETS:
Fixed assets, net		-	187
Intangible assets, net	6,10	-	3,816
Goodwill	6	-	3,193
Long-term bank deposit		-	14
		-	7,210

Total assets		166	8,550

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans and credit from banking corporations	11	-	138
Accounts payable	12	151	790
Warrants, net	4,13	-	1,279
Convertible loan from shareholder	14	269

		420	2,207

NON-CURRENT LIABILITIES:
Warrants	4,13	-	689
Deferred tax liability, net	25	-	219
		-	908

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	16
Share capital - ordinary shares of NIS 0.1 par value: Authorized December 31, 2025 and 2024 - 1,450,000,000; Issued and outstanding - 946,243,356 on December 31, 2025 and 881,385,256 on December 31, 2024;		25,139	23,138
Additional paid in capital		140,219	141,286
Reserve from transactions with non-controlling interests		20	20
Accumulated deficit		(165,632)	(159,009)

Total equity		(254)	5,435

Total liabilities and equity		166	8,550

Noam Band	Shlomo Shalev	Niv Segal
Chief Executive Officer	Chairman of the Board	Chief Financial Officer

Date of approval of the financial statements by the Company’s Board of Directors: June 30, 2026. The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2025	2024	2023
	Note	U.S. dollars in thousands (except per share data)

Revenues	19	-	-	-
Cost of service	20	-	-	-
Gross profit		-	-	-

Research and development expenses	21	(28)	(16)	(31)
Sales and Marketing expenses	22	-	-	-
General and administrative expenses	23	(1,437)	(759)	(734)
Other expenses	10	(223)	-	-

Operating loss		(1,688)	(775)	(765)

Change in fair value of financial instruments	13,24	1,102	926	-
Change in fair value of marketable securities	8	5	167	(1,022)
Change in fair value of convertible loan from shareholder	14	(54)	-	-
Interest expenses	14	(7)
Other finance income		60	34	41
Other finance expenses		(177)	(112)	(36)

Finance income (expenses), net	24	929	1,015	(1,017)

Loss before income taxes		(759)	240	(1,782)

Income taxes benefit	25	-	-	-

Profit (loss) from continuing operations		(759)	240	(1,782)

Loss from discontinued operations, net of tax	6	(6,210)	(1,267)	-

Net loss for the year		(6,969)	(1,027)	(1,782)

Basic and diluted loss per share (in U.S. dollars):	27
Profit (loss) from continuing operations		(0.0009)	0.0004	(0.003)
Loss from discontinued operations		(0.007)	(0.002)	-
Total basic and diluted loss per share		(0.008)	(0.002)	(0.003)

Weighted average number of issued ordinary shares		896,174,328	673,044,737	544,906,149
Diluted weighted average number of ordinary shares		896,174,328	673,044,737	544,906,149

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2025	23,138	141,286	(159,009)	20	5,435

Loss from continuing operations	-	-	(759)	-	(759)

Loss from discontinued operations	-	-	(6,210)		(6,210)

Conversion of warrants (refer to Note 13)	2,001	(1,067)	-	-	934

Share-based payment	-	-	346	-	346

Balance as of December 31, 2025	25,139	140,219	(165,632)	20	(254)

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2024	14,120	146,326	(158,246)	20	2,220

Profit (loss) from continuing operations	-	-	240	-	240

Loss from discontinued operations	-	-	(1,267)	-	(1,267)

Issuance of shares and warrants, net (refer to Note 13c)	4,020	(4,020)	-	-	-

Issuance of shares and warrants as part of the Social Proxy transaction (refer to Note 5)	4,998	(1,020)	-	-	3,978

Share-based payment	-	-	264	-	264

Balance as of December 31, 2024	23,138	141,286	(159,009)	20	5,435

	Attributable to equity holders of the Company
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2023	14,120	146,326	(156,467)	20	3,999

Loss for the year	-	-	(1,782)	-	(1,782)

Share-based payment	-	-	3	-	3

Balance as of December 31, 2023	14,120	146,326	(158,246)	20	2,220

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Cash flows from operating activities:

Net Loss for the Year	(6,969)	(1,027)	(1,782)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	5,944	(591)	1,075

Net cash used in operating activities	(1,025)	(1,618)	(707)

Cash flows from investing activities:

Purchase of fixed assets	-	(54)	-
Interest from bank deposit	-	34	41
Investment in long-term deposits	-	(14)	-
Acquisition of subsidiary, consolidated for the first time (see Note 5)	-	(410)	-
Loan provided to subsidiary prior to acquisition	-	(400)	-
Proceeds from sale of marketable securities	777	-	-
Loan to former subsidiary	(250)	-	-
Cash and cash equivalents of deconsolidated subsidiary (see note 6)	(5)	-	-

Net cash provided by (used in) investing activities	522	(844)	41

Cash flows from financing activities:

Loan repayment	-	(13)	-
Issuance of shares and warrants	-	1,460	-
Shareholder loan	208	-	-

Net cash provided by financing activities	208	1,447	-

Decrease in cash and cash equivalents	(295)	(1,015)	(666)
Losses from exchange rate differences on cash and cash equivalents	-	(15)	(27)
Cash and cash equivalents at the beginning of the year	371	1,401	2,094

Cash and cash equivalents at the end of the year	76	371	1,401

(*)	For further information regarding the cash flows from the discontinued operations, see Note 6.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

		Year ended December 31,
		2025	2024	2023
	Note	U.S. dollars in thousands

(a) Adjustments to reconcile net loss to net cash used in operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization		-	199	-
Change in deferred taxes		-	(130)	-
Revaluation of marketable securities	8	(5)	(167)	1,022
Revaluation of warrants		(1,102)	(926)	-
Share-based payment expense	17	346	264	3
Impairment loss on intangible assets		223	-	-
Bad debt loss	6,23	308	-	-
Exchange rate differences		(35)	14	27
Interest income		(60)	(34)	(41)
Interest expenses	14	7	-	-
Revaluation of convertible loan	14	54	-	-
Loss from disposal/deconsolidation of subsidiary		6,210	-	-

		5,946	(780)	1,011

Changes in operating asset and liability items:

Decrease (increase) in prepaid expenses and other current assets		28	(58)	45
Decrease in trade receivables		157	39	-
Increase (decrease) in accounts payable		(187)	208	19

		(2)	189	64

		5,944	(591)	1,075

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) was established as a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Hertzlia, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

During 2024 the Company expanded into the artificial intelligence, or AI, data collection industry after completing in August 2024 the acquisition of 100% of the share capital of The Social Proxy Ltd., or the Social Proxy, an innovating and leading AI web data company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI and business intelligence, or BI, applications at scale, see also Note 5. Effective January 1, 2025, the Company lost control of The Social Proxy (TSP) because it ceased to hold substantive control in accordance with IFRS 10. Accordingly, the Company ceased to consolidate the financial statements of TSP as of that date, and this activity was classified as a discontinued operation in accordance with the provisions of IFRS 5. See also Note 5 and Note 6.

As of December 31, 2025, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), incorporated in Israel.

The Company and Xtepo are heretofore referred to as “the Group”.

In March 2025, the Company entered into a definitive exclusive sublicense agreement for its novel synthetic peptide, hCDR1 with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”).

b.	Going concern:

Since its inception, the Company has incurred significant losses and negative cash flows from operations, resulting in an accumulated deficit of $165,632 thousand as of December 31, 2025. The Company has financed its operations primarily through equity fundraising from various investors.

The Company’s management expects that the Company will continue to incur losses and negative cash flows from operations for the foreseeable future. The Company’s strategy is premised on exogenous growth through mergers, acquisitions, and other business combinations, the execution of which depends on the Company’s ability to raise new capital. Moreover, the pursuit of mergers, acquisitions, and similar business combinations is inherently capital-intensive, typically entailing substantial expenditures on financial, legal, and other professional advisory services in connection with due diligence, structuring, and execution, irrespective of whether any such transaction is ultimately consummated. Based on its current expected level of operating expenditures, the Company’s cash resources as of December 31, 2025, of approximately $76 thousand, will not be sufficient to fund its operations and planned strategic activities for a period of at least twelve months from the end of the reporting period.

The Company’s ability to continue as a going concern is therefore dependent on its success in securing sufficient additional financing — through the issuance of equity securities, debt, or other capital inflows — to both sustain its ongoing operations and execute its acquisition-driven growth strategy. There can be no assurance that such funding will be available when needed, on terms acceptable to the Company, or at all. Should the Company be unable to obtain adequate financing, it may be required to curtail or cease its operations.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

These factors, individually and in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the measurement or presentation of assets and liabilities that may be required should the Company be unable to continue as a going concern.

c.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of December 31, 2025, a ceasefire agreement has been reached between Israel the Hezbollah terror organization in Lebanon. To date the Company’s operations and financial results have not been materially affected. Since the war broke out in October 2023, the Company’s operations have not been adversely affected by this situation, and it has not experienced disruptions to its clinical studies. As such, its clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas and Hezbollah is difficult to predict at this stage, as are such war’s economic implications on its business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, its operations may be adversely affected.

d.	Definitions:

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

e.	Approval of financial statements:

These financial statements were approved by the Company’s Board of Directors (“BoD”) on June 30, 2026.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of Compliance:

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

Warrants - In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, warrants allotted to investors with an exercise price that differs from the Company’s functional currency are a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with International Accounting Standard 32 “Financial Instruments: Presentation” as a financial liability at fair value through profit or loss, which is measured at its fair value using Black-Scholes model at each date of the balance sheet, with changes in the fair value carried to “revaluation of warrants to purchase ADSs” in the statements of comprehensive income (loss).

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

Below are the exchange rate of the U.S. dollar in relation to the NIS:

Exchange rate of
U.S. $ 1
As of	NIS

December 31, 2025	3.190
December 31, 2024	3.647

2.	Transactions and balances:

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

e.	Disclosure of new standards, amendments to standards and interpretations issued but not yet effective:

1.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants.

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

3.	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments:

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Company is currently evaluating the impact of the amendment and does not expect to early adopt this standard.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

b.	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and other short-term highly liquid investments with original maturities of three months or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

2.	Amortized intangible assets (technology, customer list and brand):

Annual amortization rates:

%

Technology	14.3
Customer list	10.0
Brand	6.7

3.	Research and development:

Research expenditures are recognized as expenses when incurred.

d.	Impairment of non-financial assets:

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

e.	Investments and other financial assets:

The Group classifies its equity investments as financial assets at fair value through profit or loss (FVPL).

f.	Revenue recognition:

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

The Company recorded an allowance for doubtful debts in the amounts of $0 thousand and $36 thousand as of December 31, 2025, and 2024, respectively.

g.	Share-based payment:

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

h.	Earnings (loss) per share:

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

i.	Issuance of warrants:

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

The warrants are carried at fair value. On each reporting period, the changes in their fair value are recognized in profit or loss.

j.	Discontinued operations:

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, a discontinued operation is a component of the Group that has either been disposed of or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income (loss) is re-presented as if the operation had been discontinued from the start of the comparative period. Assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and are presented separately in the statement of financial position.

k.	Consolidation:

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (its subsidiaries). In accordance with IFRS 10, Consolidated Financial Statements, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group reassesses whether it controls an investee whenever facts and circumstances indicate that there are changes to one or more of the elements of control.

A subsidiary is consolidated from the date on which control is obtained by the Group and is de-consolidated from the date on which the Group loses control. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, applying uniform accounting policies. All intra-group balances, transactions, income and expenses, and any unrealized gains and losses arising from intra-group transactions, are eliminated in full on consolidation.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary and any related components of equity. Any retained interest in the former subsidiary is recognized at its fair value at the date on which control is lost, and any resulting gain or loss is recognized in profit or loss. During the reporting period, the Group lost control of its subsidiary, The Social Proxy LTD, effective January 1, 2025; accordingly, Social Proxy was deconsolidated as of that date and its results are presented as a discontinued operation (see Notes 5 and 6).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

l.	Convertible loan:

A convertible loan is a hybrid (combined) financial instrument comprising a host debt liability and an embedded conversion feature.

On initial recognition, the Company assesses the conversion feature in accordance with IAS 32 to determine whether it represents an equity instrument or a financial liability. A conversion feature is classified as equity only if it is settled solely by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments (the “fixed-for-fixed” condition). As the number of ADSs to be issued upon conversion is variable — since the conversion price is determined by reference to the future market price of the Company’s ADSs, less a discount — the “fixed-for-fixed” condition is not met, the conversion feature does not qualify as equity, and the entire instrument is accounted for as a financial liability. Accordingly, no equity component is recognized in respect of the convertible loan.

Since the embedded conversion feature is not closely related to the host debt contract, it is separated from the host and accounted for under IFRS 9 as a derivative financial liability measured at fair value through profit or loss. The host debt component is subsequently measured at amortized cost using the effective interest method.

Interest expense on the host debt component is recognized in profit or loss using the effective interest method. In addition, the embedded conversion feature is remeasured to its fair value at each reporting date, and the resulting revaluation gains or losses are recognized in profit or loss.

Transaction costs directly attributable to the host liability are deducted from its initial carrying amount, while transaction costs attributable to items measured at fair value through profit or loss are recognized immediately in profit or loss.

m.	Contingent liabilities and provisions:

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group, or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle it or because the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the financial statements but are disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote.

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

As of December 31, 2025, had the Group’s functional currency weakened by 12.5% against the NIS with all other variables remaining constant, loss for the year would have been approximately by $95 thousand lower (2024 loss would have been approximately $53 thousand higher; 2023 - loss approximately $185 thousand higher), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents and marketable securities – investment in InterCure Ltd.

Equity securities price risk:

The group’s exposure to equity securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (currently only the investment in the shares of InterCure Ltd)

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

As of December 31, 2025, the financial asset of the group is classified in one category: measured subsequently at fair value through profit or loss.

As of December 31, 2024, all financial liabilities were classified in one of two categories: Trade and other account payables, measured at amortized cost, and warrants measured at fair value through profit or loss.

As of December 31, 2023, all financial liabilities were classified in one category: Trade and other account payables, measured at amortized cost.

c.	Changes in financial liabilities:

Warrants
U.S. dollars in thousands

Balance as of December 31, 2022	-
Revaluation during the year	-
Exercises during the year	-
Balance as of December 31, 2023	-
Revaluation during the year	2,894
Revaluation during the year	(926)
Balance as of December 31, 2024	1,968
Exercises during the year	(934)
Revaluation during the year	(1,102)
Balance as of December 31, 2025	(68)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Warrant sensitivity analysis:

	December 31, 2025
	Increase	Decrease
	U.S. dollars in thousands

Warrants issued at the fund-raising:
Volatility (5% movement)	(3)	3

See also note 13.

NOTE 5:	SUBSIDIARIES

As of December 31, 2025, the Company has one wholly-owned subsidiary classified as continuing operations: Xtepo.

a.	Xtepo is a private company established in Israel on November 9, 2009. In August 2010, a share exchange transaction was completed between Xtepo and the Company.

b.

On August 14, 2024, as part of the Company’s strategy to expand its assets portfolio with high potential assets, the Company completed the acquisition of 100% of the shares of Social Proxy LTD (the “Transaction”), an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale. Social Proxy LTD had two subsidiaries – Social Proxy Inc (a United States company) and Social Proxy LDA (a Portugal company).

Effective January 1, 2025, the Company lost control of and deconsolidated Social Proxy LTD, and the results of its operations have been presented as a discontinued operation in these consolidated financial statements. The disclosures below describe the Transaction and the purchase price allocation as of the August 14, 2024 acquisition date; see Note 6 for further details regarding the discontinuance.

As was amended on November 11, 2024, the Transaction was in exchange for the issuance by the Company to the shareholders of the Social Proxy, by way of a private placement, of 186,479,027 ordinary shares of the Company, and the payment of $430 thousand to the shareholders of the Social Proxy. In addition, as part of the Transaction, the shareholders of Social Proxy were issued 2,896,142 warrants to purchase the same amount of ADS’s, which may only be exercised upon reaching certain financial-measured milestones within a period of up to 3 years from the closing of the Transaction.

During the year ended December 31, 2024, the Company incurred approximately $60 thousand in transaction costs related to the acquisition, which primarily consisted of legal and valuation-related expenses. These expenses were recorded in general and administrative expense in the accompanying Consolidated Statements of Comprehensive Income.

The results of the operations of Social Proxy have been included in the consolidated financial statements since the acquisition date of August 14, 2024. In these 2025 consolidated financial statements, the results of Social Proxy for the period from August 14, 2024, through December 31, 2024, have been reclassified to discontinued operations in the comparative period, and are presented in Note 6.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SUBSIDIARIES (Cont.)

The Company accounted the acquisition as a Business combination.

Under the purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities.

The table below summarizes the fair value of assets acquired and liabilities as of the acquisition date:

August 14, 2024
U.S. dollars in thousands

Cash and cash equivalents	20
Trade receivables	138
Fixed assets, net	167
Accounts payable	(377)
Loans	(551)
Intangible assets	3,601
Goodwill	3,193
Deferred taxes liabilities, net	(349)
5,842

Cash consideration	430
Fair value of issued shares (*)	4,018
Fair value of issued warrants (see Note 13)	1,394
5,842

(*)	Fair value of issued shares was measured according to the quoted share price.

The intangible assets as of the closing date of the acquisition included:

U.S. dollars in thousands

Technology	2,508
Customer relationships	291
Brand name	802

3,601

Indications of fair value of the intangible assets acquired in connection with the acquisition were determined using either the income, market or replacement cost methodologies. The intangible assets are being amortized based on their estimated revenue producing life span.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	SUBSIDIARIES (Cont.)

c.	Valuation of the intangible assets involved multiple assumptions. The key assumptions are described below.

Developed technology acquired primarily consists of existing technology related to a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale. The technology was valued using the multi-period excess earnings method, under the income approach. Using this approach, the estimated fair values were calculated using the following assumptions discounted to their net present value:

●	Forecasted revenues;

●	Useful life of 7 years;

●	R&D expenses for the development of new technology was estimated to be 20 percent of the R&D costs, and this was added back;

●	A tax rate of 12%;

●	An after-tax discount rate of 26%;

The Customer relationships represent the fair value of future projected revenues that will be derived from the sale of products to Social Proxy’s existing customers. Customer relationships were valued using the Distributor method, under the income approach. Using this approach, the estimated fair values were calculated using the following assumptions discounted to their net present value:

●	Forecasted revenues based on a 2.5% growth rate for 2025 and onwards;

●	Annual attrition rate of 10%;

●	EBIT margin of 7.2%;

●	A tax rate of 12%;

●	An after-tax discount rate of 25%;

The Brand name reflects the estimated fair value of future cash flows associated with the Social Proxy brand. The brand was valued by applying the relief-from-royalty method under the income approach. Using this approach, the estimated fair values were calculated using the following assumptions, discounted to their net present value:

●	Forecasted revenues;

●	Royalty rate of 2%;

●	A tax rate of 12%;

●	An after-tax discount rate of 25.5%.

NOTE 6:	DISCONTINUED OPERATIONS

Effective January 1, 2025, the Company classified its wholly-owned subsidiary, The Social Proxy Ltd. (“Social Proxy”), as a discontinued operation in accordance with IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations, following a dispute with the former Social Proxy shareholders. Based on a supporting legal opinion from an Israeli commercial litigation expert, the Company concluded that it had lost control of Social Proxy under IFRS 10, with that loss of control deemed effective retroactively as of January 1, 2025. Accordingly, the Company deconsolidated Social Proxy as of that date and presented its results as a discontinued operation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	DISCONTINUED OPERATIONS (Cont.)

a.	Statement of financial position of discontinued operations:

The following table presents the statement of financial position of Social Proxy as of December 31, 2024 and January 1, 2025 (the date of deconsolidation):

	December 31, 2024	January 1, 2025
	U.S. dollars in thousands

CURRENT ASSETS:
Cash and cash equivalents (*)	5	5
Trade receivable	99	99
Prepaid expenses and other current assets	46	46
	150	150

NON-CURRENT ASSETS:
Fixed assets, net	187	187
Long-term bank deposit	14	14
	201	201

Total assets	351	351

LIABILITIES AND EQUITY
Loans and credit from banking corporations	138	138
Accounts payable	1,729	1,729
	1,867	1,867
EQUITY
Share capital	-	-
Accumulated deficit	(284)	(1,516)
Net loss (****)	(1,232)	-
Total equity	(1,516)	(1,516)

Total liabilities and equity	351	351

(*)	Represents the cash and cash equivalents of Social Proxy that were derecognized from the consolidated financial statements upon the deconsolidation of the subsidiary in connection with the discontinuation of its operations.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	DISCONTINUED OPERATIONS (Cont.)

b.	Results of discontinued operations:

The following table presents the results of Social Proxy that have been classified as discontinued operations.

	2025	2024
	U.S. dollars in thousands

Revenues	-	451
Cost of service (**)	-	(448)
Gross profit	-	3

Research and development expenses	-	(82)
Sales and Marketing expenses (***)	-	(487)
General and administrative expenses	-	(666)
Intangible assets amortization	-	(165)

Operating loss	-	(1,397)

Finance expenses, net	-
	-	(1,397)
Loss before income taxes

Income taxes benefit	-	130

Net loss from discontinued operations (****)	-	(1,267)

Loss from disposal/deconsolidation	(6,210)	-

Net loss	(6,210)	(1,267)

(**)	Cost of Service for the year ended December 31, 2024 is comprised of Social Proxy’s cost of service and amortization of intangible assets (technology) recognized in connection with the Social Proxy acquisition; see breakdown in the table below.

SAAS – Social Proxy	314
Amortization	134

448

(***)	Sales and Marketing expenses for the year ended December 31, 2024 is comprised of Social Proxy’s sales and marketing expenses and amortization of intangible assets (technology) recognized in connection with the Social Proxy acquisition; see breakdown in the table below.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	DISCONTINUED OPERATIONS (Cont.)

SAAS – Social Proxy	456
Amortization	31

487

(****)	The results of the discontinued operation presented above reflect Social Proxy on a consolidated basis and therefore differ from its stand-alone results. On consolidation, the intangible assets identified in the purchase price allocation (see Note 5) are amortized at the Group level — $134 thousand charged to cost of service and $31 thousand to sales and marketing — and a related deferred tax income of $130 thousand is recognized (see Note 25). The table below reconciles Social Proxy’s stand-alone loss for 2024 to the net loss from discontinued operations presented in these financial statements.

Social Proxy’s stand-alone loss for the period from acquisition to December 31, 2024	(1,232)
Amortization of acquired intangibles — Cost of Service	(134)
Amortization of acquired intangibles — Sales and Marketing	(31)

Operating loss from discontinued operations	(1,397)

Deferred tax income on amortization of acquired intangibles	130

Net loss from discontinued operations	(1,267)

c.	Loss from discontinued operations comprises:

The loss from discontinued operations for the year ended December 31, 2025 of $6,210 thousand reflects the derecognition of the Company’s net investment in Social Proxy upon its deconsolidation effective January 1, 2025, including the related deferred tax liability previously recognized on the underlying intangible assets.

1.1.2025

Intangible assets, net	3,436
Goodwill	3,193
Other adjustments	(2)
6,627

Social Proxy’s equity	(1,516)
Deferred tax liability	(219)
Loan to Social Proxy (*)	1,318

6,210

(*)	The Company’s total loan to Social Proxy amounted to $1,626 thousand. Of this amount, $1,318 thousand, relating to the period up to December 31, 2024, was included within discontinued operations, while the remaining $308 thousand, relating to 2025, was recognized as a bad debt within continuing operations. See Note 23

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	DISCONTINUED OPERATIONS (Cont.)

d.	Additional information regarding the cash flows from the discontinued operations

	December 31,
	2025	2024 (*)
	U.S. dollars in thousands

Net cash used in operating activities	(303)	(1,346)
Net cash provided by (used in) investing activities	(237)	(19)
Net cash provided by financing activities	-	893

(*)	Social Proxy was consolidated in the Company’s financial statements from the date of acquisition, August 14, 2024, through the end of 2024, at which point control over the company was lost and its operations were discontinued.

e.	Subsequent developments:

Following the deconsolidation, Social Proxy ceased operations. The Company has no continuing involvement in Social Proxy and is not expected to receive any further consideration in respect of the disposal.

NOTE 7:	CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024
	U.S. dollars in thousands

Cash in banks	76	371

	76	371

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	CASH AND CASH EQUIVALENTS (Cont.)

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2025	2024
	U.S. dollars in thousands

U.S. dollars	1	343
NIS (not linked to the Israeli CPI)	75	28

	76	371

NOTE 8:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2025, the Company does not hold any shares of InterCure Ltd, as all shares were sold during 2025. As of December 31, 2024, the Company held approximately 473,998 (1.04%) of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE” and at the Nasdaq Capital Market - “Nasdaq”).

c.	Changes in marketable securities for the years ended December 31, 2025, 2024 and 2023, were as follows:

	December 31,
	2025	2024	2023
	U.S. dollars in thousands

Fair value opening balance	772	605	1,627
Changes in fair value during the year	5	(167)	(1,022)
Fair value before disposal	777	772	605
Proceeds from sale	(777)	-	-

Fair value closing balance	-	772	605

During the year ended December 31, 2025, the Company sold its entire holding of 473,998 shares of InterCure Ltd in aggregate consideration of approximately $777 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2025	2024
	U.S. dollars in thousands

Prepaid expenses and other receivables	-	51
Government authorities (*)	22	47

	22	98

(*)	The government authorities are monetary items, which are denominated or linked in NIS.

The carrying amount of government authorities is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 10:	INTANGIBLE ASSETS

a.	On January 7, 2014, the Company signed a licensing agreement with Yeda Research and Development Company Ltd. (“Yeda”), as amended on September 6, 2015, to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The license from Yeda also included all clinical data of the Phase 1 and Phase 2A trials previously conducted with hCDR1. The terms of the license agreement include, among other things, reimbursement of patent expenses payable in installments, milestone payments to Yeda, royalties based on net sales, and additional customary royalties payable to the Israel Innovation Authority.

Under the license agreement, the Company is required to make milestone payments of up to $2.2 million: $200,000 upon starting a Phase 3 clinical trial, $1 million upon FDA approval to market in the U.S., and $250,000 for marketing approval in each of China and three of the European Union’s Group of Five. In addition, the Company is required to pay 2%-3% royalties of annual net sales and sublicense fees of 15%-20% of whatever it receives from any sub-license.

Under the license agreement, the Company was also required to meet certain development milestones, including the delivery of a trial protocol to Yeda, raising specified investment amounts, and commencement of a Phase 2 clinical trial. The Company decided not to conduct the Phase 2 trial itself and instead to seek a strategic partner. As a result, the development milestone relating to commencement of Phase 2 has not been met.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INTANGIBLE ASSETS (Cont.)

As of December 31, 2025, the Company had paid $380 thousand of patent expense reimbursements to Yeda. A remaining liability of $127 thousand is disclosed under accounts payable.

The Company reviews the hCDR1 asset for impairment on December 31 of each year, or more frequently if events or changes in circumstances indicate that an impairment may exist. If the carrying amount of the asset exceeds its recoverable amount, the asset is written down to its recoverable amount.

On October 1, 2024, the Company signed a letter of intent for the sublicense of hCDR1, and on February 12, 2025 entered into a definitive Exclusive Sublicense Agreement with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”), for sublicense of hCDR1 (see also Note 28). Yeda was notified by the Company and by Biossil of the agreement and consented to its execution. In connection with the agreement, the Company engaged a third- party appraiser to assess the recoverable amount of the hCDR1 asset. Based on the appraisal, the Company recognized consideration of $157 thousand received from Biossil and an impairment loss of $223 thousand on the remaining carrying amount, resulting in the full derecognition of the hCDR1 asset.

The carrying amount as of December 31, 2025 is nil. For the year ended December 31, 2024, the Company measured the recoverable amount by deducting the fair value of its other assets and liabilities from the amount representing its market value, and concluded that no impairment was required.

b.	Intangible assets acquired as a result of subsidiary acquisition

On August 14, 2024, the Company completed the acquisition of 100% of the shares of Social Proxy. As part of the acquisition, the Company recognized intangible assets in the amount of $3,601 thousand. See also Note 5 . Effective January 1, 2025, Social Proxy was classified as a discontinued operation, and accordingly, the intangible assets attributable to Social Proxy (Technology, Customer List and Brand) are no longer included in the Group’s intangible assets from continuing operations as of December 31, 2025. See Note 6.

c.	Composition and movement:

	hCDR1	Technology	Customer List	Brand	Total
	U.S. dollars in thousands
Balance as of January 1, 2025	380	2,374	280	782	3,816
Reclassification to discontinued operations	-	(2,374)	(280)	(782)	(3,436)
Impairment loss	(223)				(223)
Derecognition upon receipt of consideration (Biossil sublicense)	(157)				(157)

Balance as of December 31, 2025	-	-	-	-	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	INTANGIBLE ASSETS (Cont.)

Amortization of the Social Proxy intangible assets (Technology, Customer List and Brand) for the period prior to its classification as a discontinued operation was recognized within general and administrative expenses in the statements of comprehensive income (loss). Effective January 1, 2025, amortization of these assets is presented within results from discontinued operations (see Note 6). The hCDR1 asset has not been amortized as it is not yet ready for use.

NOTE 11:	LOANS AND CREDIT FROM BANKING CORPORATIONS

Composition:

	December 31,
	2025	2024
	U.S. dollars in thousands

Short-term loan (*)	-	132
Credit from banking corporations	-	6

	-	138

(*)	On October 15, 2024, Social Proxy received a $163 thousand loan, repaid monthly over 12 months and bearing annual interest of 12% on the initial amount. Both the loan and the credit from banking corporations relate to Social Proxy, which was classified as a discontinued operation effective January 1, 2025 (see Note 6). Accordingly, as of December 31, 2025, there are no outstanding loans or credit from banking corporations attributable to continuing operations.

NOTE 12:	ACCOUNTS PAYABLE

a.	Composition:

	December 31,
	2025	2024
	U.S. dollars in thousands

Trade payables	20	196
Accrued expenses	129	492
Deferred revenues	-	18
Employees and related	2	53
Other payables	-	31

	151	790

The carrying amount of accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	ACCOUNTS PAYABLE (Cont.)

b.	The carrying amount of accounts payable is denominated in the following currencies:

	December 31,
	2025	2024
	U.S. dollars in thousands

U.S. dollars	1	362
NIS (not linked to the Israeli CPI)	150	428

	151	790

NOTE 13:	WARRANTS

On August 14, 2024, the Company raised through a private placement gross funds amounting to $1,500 thousand by issuing 1,500,000 ADS’s (equal to 150,000,000 ordinary shares) and 1,500,000 warrants to purchase the same amount of ADS’s at an exercise price of NIS 0.1 per share. The warrants shall be exercisable immediately and will expire five years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism. On October 9, 2025, 1,250,000 warrants (equal to 125,000,000 ordinary shares) were exercised on a cashless basis, and as a result the Company issued 64,858,100 ordinary shares. As of December 31, 2025, 250,000 warrants (equal to 25,000,000 ordinary shares) remain outstanding. For information regarding the change in the ADS ratio effected in March 2026, see Note 16 and Note 28.

On August 14, 2024, as part of the Social Proxy Transaction, the Company issued the previous owners 2,896,142 warrants to purchase the same amount of ADS’s (equal to 289,614,200 ordinary shares). These warrants could be exercised only upon the achievement of certain financial milestones relating to Social Proxy’s performance, measurable within a period of up to three years from the August 2024 closing, and were to expire five years from the issuance date. During the fourth quarter of 2025, following the resignation of Social Proxy’s Chief Executive Officer and Chief Technology Officer and the deterioration of its operations, the Company determined that these financial milestones would not be achieved, and accordingly the contingent warrants were forfeited and cancelled.

As of December 31, 2025, no Social Proxy contingent warrants remain outstanding. Subsequent to the reporting date, Social Proxy filed an application for the commencement of insolvency proceedings and, on February 22, 2026, the Israeli court ordered its liquidation and the appointment of a trustee; see Note 28.

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

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	WARRANTS (Cont.)

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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

The Company used the following assumptions to estimate the warrants issued at the fund-raising:

	December 31, 2025	December 31, 2024

Risk-free interest rate (1)	3.60%	4.36%
Expected volatility (2)	108.11%	95.95%
Expected life (in years) (3)	3.62	4.62
Dividend yield (4)	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

In 2025, the Company recorded finance income of $875 thousand in statements of comprehensive loss due to the change in the fair value of the warrants. In 2024, the Company recorded finance income of $926 thousand from the change in the fair value of the warrants. See also note 4c.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	WARRANTS (Cont.)

Outstanding warrants:

The table below summarizes the outstanding warrants as of December 31, 2025 -

Number of shares exercisable	Issuance date	Exercise price (per warrant)		Expiration date

25,000,000	August 14, 2024	NIS	0.1	August 14, 2029
-	August 14, 2024	NIS	0.1	August 14, 2029

25,000,000

NOTE 14:	CONVERTIBLE LOAN FROM SHAREHOLDER

During 2025, the Company received a convertible loan of approximately $208 thousand (NIS 700 thousand) from a director of the Company. The loan bears interest at an annual rate of 8% and is convertible into the Company’s ADSs at a conversion price equal to the average ADS price over the 30 trading days preceding the conversion notice, less a 20% discount.

The loan is classified as a financial liability and measured at amortized cost using the effective interest method, at an effective interest rate of 8% per annum. For the period from the receipt of the loan through December 31, 2025, the Company recognized interest expense of approximately $7 thousand, increasing the carrying amount of the loan to approximately $215 thousand before the fair value adjustment described below.

As the loan is convertible into ADSs at a 20% discount to their market price, the Company remeasured the loan to its fair value of approximately $269 thousand as of December 31, 2025, and recognized a revaluation loss of approximately $54 thousand in profit or loss. Accordingly, the carrying amount of the loan as of December 31, 2025 was approximately $269 thousand. As the lender is a director of the Company, the loan constitutes a related party transaction. Subsequent to the reporting date, the loan was converted in full into shares of the Company (see Note 28).

NOTE 15:	COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to legal proceedings pending before the Magistrate Court in Tel Aviv-Jaffa (C.A. 24375-10-25), in which Afik & Co., Attorneys at Law (the “Plaintiff”) is claiming approximately NIS 452 thousand, plus interest, linkage and legal costs, in respect of allegedly unpaid legal fees for services purportedly rendered to the company and its former shareholders in connection with the Company’s acquisition of the The Social Proxy.

The company has filed a statement of defense contesting the claim, including on the grounds of the absence of liability and the existence of an agreed settlement. The Defendants have also filed a third-party notice against the former shareholders seeking indemnification, a counterclaim against the Plaintiff for restitution of amounts paid, and an application for a temporary attachment over shares held in trust for the former shareholders.

Based on the opinion of its legal counsel, the Company’s management believes that it is more likely than not that the claim will not result in an outflow of economic resources from the Company. Accordingly, no provision has been recognized in respect of the claim in these financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SHARE CAPITAL, RESERVES AND ACCUMULATED DEFICIT

a.	The Company’s Ordinary shares of NIS 0.1 par value are traded on the TASE. The Company’s ADSs are listed for trading on the Nasdaq Capital Market in the U.S. Each ADS consist of 100 Company’s Ordinary shares.

Ordinary shares confer upon their holders voting rights and right to participate in the shareholders’ meeting, right to receive dividends and the right to participate in the excess of assets upon liquidation of the Company.

b.	The Company’s authorized share capital is 1,450,000,000 Ordinary Shares.

c.

On August 14, 2024, the Company issued 150,000,000 ordinary shares and warrants to purchase 150,000,000 ordinary shares, in a fund-raising round of US$1,500 thousand. In the fund-raising participated one of the Company’s related parties.

The consideration received from the issuance of different financial instruments in a single transaction is attributed initially to financial liabilities that are measured at each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value and the remaining amount is recognized as equity component. At the closing, the fair value of the Warrants was greater than the gross proceeds received. Therefore, the entire consideration was allocated to the Warrants liability and no consideration has been allocated to equity component, except for a sorting between Share Capital and Additional Paid In Capital, in the amount of $4,020 thousand, representing the 150,000,000 ordinary shares issued. As a result, applicable issuance costs of $ 71 thousand have been recorded as an expense under financing expenses. See note 13 regarding the measurement of the warrants liability.

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognized in the income statement but is deferred on the balance sheet and is commonly known as a ‘day-one gain or loss’. This deferred gain or loss is recognized in the income statement over the life of the contract until substantially all the remaining contractual cash flows can be valued using observable market data at which point any remaining deferred gain or loss is recognized in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognized immediately in the income statement. As of August 14, 2024, December 31, 2024 and December 31, 2025, the deferred loss amounted to $1,128 thousand, $1,044 thousand and $136 thousand, respectively.

d.	On October 9, 2025, 1,250,000 warrants (equal to 125,000,000 ordinary shares) were exercised on a cashless basis (see Note 13). As a result, the Company issued 64,858,100 ordinary shares. Upon exercise, the warrant liability of $934 thousand was reclassified to equity, of which $2,001 thousand was recorded as Share Capital (representing the par value of the shares issued) and $(1,067) thousand was recorded against Additional Paid-In Capital.

e.	On August 14,2024, the Company issued 186,479,027 ordinary shares as part of the Transaction, see also Note 5. During 2025, the contingent warrants issued to the previous owners of Social Proxy were cancelled, as the underlying financial milestones were not achieved within the applicable measurement periods (see Note 13).

f.	In March 2026, subsequent to the reporting date, the Company changed the ratio of its ADSs to its ordinary shares from one ADS for every 100 ordinary shares to one ADS for every 400 ordinary shares; the change had no impact on the Company’s outstanding ordinary shares (see Note 28).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SHARE CAPITAL, RESERVES AND ACCUMULATED DEFICIT (Cont.)

g.	Subsequent to the reporting date, a convertible loan from a director (see Note 14) was converted into 92,105 ADSs, representing 36,842,000 ordinary shares of NIS 0.1 par value each. As the shares were allotted below their par value, the Company capitalized approximately NIS 3.0 million from share premium to share capital in accordance with Section 304 of the Israeli Companies Law, 1999 (see Note 28).

NOTE 17:	SHARE-BASED PAYMENT

a.	On August 29, 2011, the Company’s Board of Directors approved the adoption of an employee share option plan for the grant of options exercisable into shares of the Company, in accordance with section 102 to the Israeli Tax Ordinance (the “2011 Plan”) which ended after 10 years, and the holding of up to 10,000,000 shares in the framework of the 2011 Plan, for option allocation to Company employees, directors and consultants. The terms of the options, which will be granted according to the 2011 Plan, including the option period, exercise price, vesting period and exercise period shall be determined by the Company’s Board of Directors on the date of the actual allocation. On January 29, 2020, it was decided to increase the reserve by 10 million and on May 19, 2020, it was decided to increase the reserve by another 10 million options. The total reserve after these increases is 30 million. As of December 31, 2025, the remaining number of options available for grant under the 2011 Plan is 7,112,000 options.

b.	On March 2, 2023, the Company’s shareholders approved the grant of options exercisable into 150,000 of the Company’s ordinary shares to one of Company’s directors for an exercise price of NIS 0.0495 per share (USD 0.014 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options were fully vested on the day of grant.

c.	On March 14, 2023, Company’s Board of directors approved retroactively to extend the expiration date of the 2011 plan by additional 5 years to August 29, 2026.

d.	On March 17, 2024, the Company’s board of directors approved the grant of 148,500 options exercisable into 148,500 ADSs (14,850,000 ordinary shares) of the Company, out of which 138,500 were subject to a shareholders’ meeting (approved on April 30, 2024, by the Company’s shareholders’ meeting) to certain officers and directors of the Company. 100,000 options fully vested on the date of grant and 48,500 options vest according to the Company’s 2011 share option plan.

e.	During 2025, the Company’s board of directors approved two option grants to the Company’s Chief Executive Officer, who also serves as a director of the Company.

On July 21, 2025, the board approved the grant of 423,000 options (the “First Grant”), exercisable into 423,000 ADSs (42,300,000 ordinary shares), at an exercise price of $1.40 per ADS. The First Grant options are subject to service-based vesting and vest in 16 equal portions each month from the date of grant.

On July 21, 2025, the board approved the grant of an additional 423,000 options to the Chief Executive Officer (the “Second Grant”), at an exercise price of $1.60 per ADS. The Second Grant options are not subject to a service-based vesting period but rather to performance (milestone) conditions, whereby the options vest only upon the achievement, within 24 months of the date of grant, of (i) the Company reaching positive EBITDA (300,000 options) and (ii) the closing of a strategic transaction (123,000 options). Based on management’s assessment, it is more likely than not that these performance targets will not be achieved and that none of the Second Grant options are expected to vest. Accordingly, in accordance with IFRS 2, Share-based Payment, no compensation expense has been recognized in respect of the Second Grant.

On July 21, 2025, the board approved the grant of an additional 100,000 options to the Chairman of the board of directors of the Company at an exercise price of $1.2 Per ADS. The options are fully vested.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED PAYMENT (Cont.)

f.	During 2025, 1,500,000 options previously granted to a former officer and a former director were forfeited upon their cessation of service, and 2,100,000 additional options expired in accordance with their original terms.

Movements in the number of share options and their related weighted average exercise prices (in dollars) during the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
	2025		2024		2023
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price (USD)

Outstanding at beginning of year	27,100,000	0.03	12,550,000	0.05	12,400,000	0.05
Granted	94,600,000	1.47	14,850,000	0.01	150,000	0.01
Expired	(2,100,000)	0.55	(300,000)	0.12	-	-
Forfeited	(1,500,000)	0.04

Outstanding at end of year	118,100,000	1.17	27,100,000	0.03	12,550,000	0.05

Exercisable at end of year	75,289,083	1.08	23,462,500	0.03	12,550,000	0.05

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31,
2025			2024
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

23,500,000	0.04-0.09	3.59	10,150,000	0.03 - 0.11	5.30
94,600,000	0.012-0.016	9.21	37,012,500	0.17	0.66
			15,450,000	0.01	4.25

118,100,000			62,612,500

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED PAYMENT (Cont.)

December 31, 2023
Options outstanding at end of year	Range of exercise prices (USD)	Weighted average remaining contractual life

10,900,000	0.03 - 0.14	6.07
1,500,000	0.17	1.66
150,000	0.01	9.17

12,550,000

The table below summarizes the outstanding options as of December 31, 2025 that have been granted to the Company’s executives, directors and consultants –

Options outstanding	Position	Grant date (*)	Exercise price in NIS		Fair value USD in thousands	Vesting schedule

10,000,000	Former Chief Executive Officer	July 7, 2020	0.09		103	Fully vested
150,000	Director	March 2, 2023	0.0495		1	Fully vested
500,000	Chief Financial Officer	March 17, 2024	0.0438		3	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Director	March 17, 2024	0.0438		21	12 equal portions each quarter over a period of 3 years from the date of grant
10,000,000	Chief Executive Officer	March 17, 2024	0.0438		214	Fully vested on date of grant
850,000	Director	March 17, 2024	0.0438		18	12 equal portions each quarter over a period of 3 years from the date of grant
1,000,000	Director	March 17, 2024	0.0438		22	12 equal portions each quarter over a period of 3 years from the date of grant
42,300,000	Chief Executive Officer	July 21, 2025	0.04	46	441	16 equal portions each month from the date of grant
42,300,000	Chief Executive Officer and Director	July 21, 2025	0.0510		433	Subject to performance conditions which were not met; accordingly, the options did not vest.
10,000,000	Director	July 21, 2025	0.038		106	Fully vested on date of grant

118,100,000

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED PAYMENT (Cont.)

The fair value for options granted in 2025 is estimated at the date of grant using a Black-Scholes model with the following weighted average assumptions:

	April 7, 2025	July 21, 2025

Dividend yield	0%	0%
Expected volatility	112.50%	112.50%
Risk-free interest	4.17%	4.17%
Expected life (years)	5	5

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

The fair value for options granted in 2023 is estimated at the date of grant using a Black-Scholes model with the following weighted average assumptions:

March 2, 2023

Dividend yield	0%
Expected volatility	67.5%
Risk-free interest	4.08%
Expected life (years)	10

We have calculated the volatility based on the Company’s historical volatility. The share price was set according to the Company’s share market value.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	SEGMENT REPORTING

Following the classification of Social Proxy as a discontinued operation effective January 1, 2025 (see Note 6), the Group operates in a single reportable segment — development of pharmaceutical drugs for the treatment of autoimmune diseases. Accordingly, segment information is not separately disclosed for the year ended December 31, 2025, as the operating results, assets and liabilities of the single reportable segment are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of financial position. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer of XTL. The CODM uses revenues and expenses to evaluate the performance of the segment and to decide on resource allocation. In the year ended December 31, 2024, the Group reported two operating segments — development of pharmaceutical drugs for the treatment of autoimmune diseases and software as a service (“SAAS”), the latter relating to Social Proxy, which has been re-presented as a discontinued operation. In the years 2023 and 2022, the Company had only one segment — development of pharmaceutical drugs for the treatment of autoimmune diseases.

NOTE 19:	REVENUES

Revenues related to Social Proxy, which was classified as a discontinued operation effective January 1, 2025 (see Note 6). Accordingly, no revenues are presented for the year ended December 31, 2025 in continuing operations. In the year ended December 31, 2024, all revenues were provided by Social Proxy, whose revenues were derived from a single stream — software as a service (“SAAS”) — and have been re-presented as part of discontinued operations (see Note 6).

NOTE 20:	COST OF SERVICE

Cost of service related to Social Proxy, which was classified as a discontinued operation effective January 1, 2025 (see Note 6). Accordingly, no cost of service is presented for the year ended December 31, 2025 in continuing operations. In the year ended December 31, 2024, all cost of service related to Social Proxy and has been re-presented as part of discontinued operations (see Note 6).

NOTE 21:	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands

Service providers and other expenses	28	16	31

	28	16	31

NOTE 22:	SALES AND MARKETING EXPENSES

Sales and marketing expenses related to Social Proxy, which was classified as a discontinued operation effective January 1, 2025 (see Note 6). Accordingly, no sales and marketing expenses are presented for the year ended December 31, 2025 in continuing operations. In the year ended December 31, 2024, all sales and marketing expenses related to Social Proxy and have been re-presented as part of discontinued operations (see Note 6).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands

Salaries, management fees and expenses relating to service providers	198	107	107
Share based payment expense	346	264	3
Patents and fees	74	55	94
Directors’ fees	117	75	60
Rent and office maintenance	-	-	12
Insurance	107	100	119
Professional services	269	158	330
Bad debt loss (*)	308	-	-
Other	18	-	9

	1,437	759	734

(*)	From its acquisition of Social Proxy in August 2024 and through May 2025, the Company extended loans to Social Proxy bearing interest at an annual rate of 8%. Upon the discontinuation of Social Proxy’s operations, the total outstanding loan balance of $1,626 thousand was allocated as follows: $1,318 thousand, relating to the period up to December 31, 2024, was included within discontinued operations, while the remaining $308 thousand, relating to 2025, was recognized as a bad debt loss within continuing operations. See Note 6.

NOTE 24:	FINANCE INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Finance expenses:
Revaluation of marketable securities	-	-	(1,022)
Bank account management fees and commissions	(25)	(27)	(4)
Exchange rate differences	(152)	(26)	(32)
Issuance costs	-	(31)	-
Interest expenses	(7)	(28)	-
Revaluation of convertible loan from shareholder	(54)	-	-
Revaluation of warrants to purchase ADS’s	(28	-	-

Total finance expenses	(266)	(112)	(1,058)

Finance income:
Revaluation of warrants to purchase ADS’s	-	926	-
Cancellation of Earn-out warrants	1,130	-	-
Revaluation of marketable securities	5	167	-
Interest income	60	34	41

Total finance income	1,195	1,127	41

Finance income (expenses), net	929	1,015	(1,017)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

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

During 2024, the Company believed its then-subsidiary Social Proxy would be entitled to a beneficial tax rate of 12% under the Preferred Technology Enterprise (“PTE”) regime. Effective January 1, 2025, Social Proxy LTD and its subsidiaries (Social Proxy Inc and Social Proxy LDA) have been classified as a discontinued operation (see Note 6). Disclosures relating to tax matters of Social Proxy are presented within the discontinued operation note.

b.	Tax income:

No tax income or expense from continuing operations was recorded in 2025, 2024 and 2023. A deferred tax income of $130 thousand recorded in 2024 related to Social Proxy and is presented within discontinued operations in the comparative period (see Note 6).

c.	The Group’s carryforward tax losses of continuing operations as of December 31, 2025, totaled approximately $39 million which may be carried forward and offset against taxable income in the future for an indefinite period and approximately $23 million capital loss carryforward which may be offset against future capital gain. The Company did not recognize deferred taxes for carryforward losses and temporary differences, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.

Income tax expense (income):

No current or deferred tax expense (income) attributable to continuing operations was recognized in the years ended December 31, 2025, 2024 and 2023. A deferred tax income of $130 thousand recognized in 2024 related to Social Proxy is presented within discontinued operations in the comparative period (see Note 6).

e.

Deferred tax movement:

As of December 31, 2025 and 2024, the Group had no deferred tax assets or liabilities attributable to continuing operations. Deferred tax movements relating to Social Proxy are presented within discontinued operations (see Note 6).

f.	The main reconciling items between the “theoretical” tax expense, assuming that all income were taxed at the regular tax rate applicable to companies in Israel (23%), and the taxes recorded in the statements of comprehensive income (loss) in the reporting year are: revaluation expenses (income) not recognized for tax purposes; changes in taxes resulting from exchange rate differences; changes in deferred tax for tax losses carryforwards; and taxable losses for which no deferred taxes were recognized.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:	TAXES ON INCOME (Cont.)

g.	Tax assessments:

The Company and Xtepo filed self-assessments that are deemed final through the 2020 tax year.

h.	Unrecognized deferred taxes:

As of December 31, 2024, the Company had a deferred tax liability of approximately $101 thousand attributable to its investment in marketable securities of InterCure Ltd. During 2025, the Company sold its entire investment in InterCure Ltd., and accordingly no deferred tax liability remained as of December 31, 2025. In all periods, the deferred tax liability was fully offset by a deferred tax asset arising from the utilization of tax losses carried forward from prior years.

NOTE 26:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s related parties, as defined in IAS 24, include its key management personnel — namely directors and members of the executive committee. Until its disposal during 2025, InterCure Ltd. was also considered a related party.

a.	Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Year ended December 31,
	2025	2024	2023
	U.S. dollars in thousands

Management fees, directors, and consulting fees	312	341	240
Share-based payments	346	264	3

	658	605	243

Number of persons	6	11	8

The Company pays to an accounting firm of which the company’s CFO is a Partner (“accounting firm”), a monthly fee of NIS 30 thousand (approximately $9.5 thousand) for controller and bookkeeping services. Total fees for controller and bookkeeping services for the years ended 2025, 2024 and 2023 were approximately $103 thousand, $73 thousand and $49 thousand respectively.

In addition, as of December 31, 2025 and 2024, the Company’s balances with key management personnel and the accounting firm totaled approximately $66 thousand and $71 thousand, respectively (all of which were linked to the NIS).

For further information regarding share-based payment to related parties, see also Note 17.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	InterCure Ltd:

During 2025, the Company sold its entire investment in InterCure Ltd. As of December 31, 2024, the Company’s holding in InterCure Ltd. was 1.04%.

Until its disposal during 2025, the Company’s investment in the shares of InterCure Ltd. was presented as marketable securities. The opening balance as of January 1, 2025 was $772 thousand. Following a revaluation gain of approximately $5 thousand recognized during 2025, the investment was sold for approximately $777 thousand, resulting in no material gain or loss on disposal. As of December 31, 2024, the carrying amount of the Company’s investment in InterCure Ltd. was approximately $772 thousand (see also Note 8).

Until 2024, the Company subleased an office from Canndoc Ltd., a subsidiary of InterCure Ltd. During 2025, 2024 and 2023, the Company recorded rent expenses of approximately $0 thousand, $0 thousand and $11 thousand, respectively, to Canndoc Ltd. As of December 31, 2025 and 2024, no balances were due to or from Canndoc Ltd. Following the disposal of the investment in InterCure Ltd. during 2025, Canndoc Ltd. is no longer a related party.

c.	Convertible loan from shareholder

During 2025, the Company received a convertible loan of approximately $208 thousand (NIS 700 thousand) from a director of the Company, bearing interest at an annual rate of 8% and convertible into the Company’s ADSs at a 20% discount to their market price. As of December 31, 2025, the loan was measured at its fair value of approximately $269 thousand, and subsequent to the reporting date it was converted in full into shares of the Company. For further details, see Note 14.

d.	Loan to Social Proxy

From its acquisition of Social Proxy in August 2024 and through May 2025, the Company extended loans to Social Proxy bearing interest at an annual rate of 8%, in a total amount of approximately $1,626 thousand. Of this amount, $1,318 thousand, relating to the period through December 31, 2024, was included within discontinued operations, and the remaining $308 thousand, relating to 2025, was recognized as a bad debt loss within continuing operations. For further details, see Notes 6 and 23.

NOTE 27:	PROFIT (LOSS) PER SHARE

Basic loss per share

The calculation of basic earnings per share (EPS) is based on the following profit (loss) attributable to shareholders and weighted-average number of ordinary shares outstanding.

Loss attributed to ordinary shareholders (basic)

	2025	2024	2023
	U.S. dollars in thousands
Profit (loss) from continuing operations	(759)	240	(1,782)
Loss from discontinued operations, net of tax	(6,210)	(1,267)	-
Total loss for the year	(6,969)	(1,027)	(1,782)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:	PROFIT (LOSS) PER SHARE (Cont.)

Weighted-average number of ordinary shares (basic)

	2025	2024	2023
	Number of shares
Issued ordinary shares at January 1	881,385,256	544,906,149	544,906,149
Issued August 14, 2024, due to fundraising	-	57,123,287	-
Issued August 14, 2024, due to The Social Proxy Transaction	-	71,015,301	-
Issued Oct 9, 2025 (warrant exercise)	14,789,072

Weighted average number of ordinary shares (basic)	896,174,328	673,044,737	544,906,149

Diluted loss per share

Diluted loss per share equals basic loss per share for all periods presented, as all potential ordinary shares were anti-dilutive and therefore excluded from the calculation of diluted loss per share. The potential ordinary shares excluded comprise share options exercisable into approximately 24,446,000 ordinary shares and warrants exercisable into 25,000,000 ordinary shares as of December 31, 2025

NOTE 28:	SUBSEQUENT EVENTS

a.	In January 2026, subsequent to the reporting date, the Company entered into a binding letter of intent with Beyond Air, Inc. for the proposed acquisition of Beyond Air’s approximately 85% interest in NeuroNOS, a company focused on autism spectrum disorder and other neurological conditions. The proposed consideration comprised ADSs, warrants, cash payments and development and commercial milestones, and was linked to a contemplated private placement of up to US$2 million.

b.	In January 2026, the Company announced that an Extraordinary General Meeting of shareholders would be convened on February 17, 2026 to approve matters connected to the proposed transaction described in (a) above and the related financing.

c.	In January 2026, a director of the Company delivered a conversion notice with respect to the subordinated convertible loan (see Note 14). The loan, with a principal amount of $208 thousand, was converted into 92,105 ADSs at a conversion price of $2.28 per ADS, representing 36,742,000 ordinary shares with NIS 0.1 par value each. As the shares were allotted below their par value, the Company capitalized approximately NIS 3.0 million from share premium to share capital in accordance with Section 304 of the Israeli Companies Law, 1999.

d.	In January 2026, the Company, filed an application with the Israeli court for the commencement of insolvency proceedings of The Social Proxy Ltd.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	SUBSEQUENT EVENTS (Cont.)

e.	In January 2026, the Company received a notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of US$2.5 million. The notice did not have an immediate effect on the listing of the Company’s ADSs, and the Company was granted 45 calendar days, until March 6, 2026, to submit a compliance plan.

f.	In January 2026, the Company announced that it was working to complete the proposed acquisition of approximately 85% of NeuroNOS and that the forthcoming Extraordinary General Meeting would also address a private placement of up to US$2 million. Management indicated that, if completed, the acquisition and financing could remedy the Nasdaq stockholders’ equity deficiency, although there can be no assurance of success.

g.	In February 2026, the Extraordinary General Meeting convened on February 17, 2026 was adjourned for lack of a quorum and was postponed to February 24, 2026 with the same agenda.

h.	In February 2026, following the insolvency application, the Israeli court ordered the opening of insolvency proceedings in respect of The Social Proxy Ltd., determined that there was no reasonable prospect of rehabilitation, ordered its liquidation and appointed a trustee.

i.	In February 2026, the adjourned Extraordinary General Meeting was held on February 24, 2026 and all proposals brought before the shareholders were approved by the requisite majority.

j.	In February 2026, the Company received a Nasdaq Staff delisting determination, which included a determination that the Company constituted a ‘public shell’. The Company intends to request a hearing before a Nasdaq Hearings Panel; a timely request stays the suspension and delisting of the Company’s ADSs pending the hearing process.

k.	In March 2026, the letter of intent with Beyond Air regarding the NeuroNOS transaction expired on March 9, 2026, as the parties had not entered into a definitive agreement. The parties were released from their obligations under the letter of intent, other than surviving provisions such as confidentiality.

l.	In March 2026, subsequent to the reporting date, the Company announced a change in the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, par value NIS 0.1 per share, from one (1) ADS representing one hundred (100) ordinary shares to one (1) ADS representing four hundred (400) ordinary shares, effective March 25, 2026 (equivalent, for ADS holders, to a one-for-four reverse ADS split). The change had no impact on the Company’s ordinary shares (none were issued or cancelled and the par value remained NIS 0.1 per share) and accordingly had no effect on these financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	SUBSEQUENT EVENTS (Cont.)

m.	In April 2026, the Company announced that it had entered into a definitive share purchase agreement, dated April 28, 2026, to acquire the entire issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) from its shareholders. Psyga Bio is an Israeli company led by Professor David Meiri, an internationally recognized researcher in the field of medical natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology.

Psyga Bio is an advanced biotechnology company focused on the research, development, and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions, and wellness-focused formulations. It operates a licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation, and production of pharmaceutical-grade botanical and synthetic psilocybin, ibogaine, and other psychedelic active pharmaceutical ingredients (APIs), in accordance with applicable international pharmaceutical manufacturing standards.

Psyga Bio has developed a proprietary library of 250 unique mushroom strains, including differentiated high-potency and bioactive strains, which support pharmaceutical development, product consistency, future intellectual property protection, and scalable commercial manufacturing capabilities. In addition, Psyga Bio is advancing a clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future, across multiple indications, including mental health disorders, neurological conditions, trauma-related disorders, addiction treatment, and additional central nervous system indications. Several of these programs are fully funded and are expected to be conducted in collaboration with leading academic institutions and medical centers.

The acquisition constitutes an interested-party transaction and was subject to approval by the Company’s shareholders and to other customary closing conditions.

Pursuant to the agreement, the consideration for the acquisition of the shares of Psyga Bio is structured as equity consideration, with no cash payable, and consists of an initial consideration and contingent additional consideration subject to the achievement of specified milestones:

1.	Initial Consideration (Share Issuance)

The initial consideration consists of the issuance of shares of the acquirer (XTL) as follows:

●	The existing shareholders of Psyga Bio will receive restricted shares of XTL, represented by American Depositary Shares (ADSs), with each ADS representing 400 ordinary shares of XTL.

●	The aggregate number of shares to be issued at the initial stage shall represent 33.36% of XTL’s issued and outstanding share capital immediately following such issuance in consideration for 83.4% of Psyga’s share capital.

●	Such consideration shall be allocated among Psyga’s shareholders on a pro rata basis, in accordance with their respective holdings.

2.	Milestone-Based Consideration (Additional Issuance)

Psyga’s shareholders shall be entitled to additional consideration, in the form of ADSs or, at the Company’s election, warrants in lieu thereof, upon the achievement of each of the following milestones:

●	Consideration per milestone: Issuance of shares and/or warrants representing 8.34% of XTL’s issued and outstanding share capital as of the date of such issuance, for an aggregate of up to an additional 25%.

The defined milestones are as follows:

●	First Milestone: Initiation of at least three (3) clinical trials from the Company’s development pipeline within twelve (12) months following the closing date of the transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	SUBSEQUENT EVENTS (Cont.)

●	Second Milestone: Successful achievement of predefined targets in at least two (2) clinical trials from the Company’s development pipeline within thirty-six (36) months following the closing date.

●	Third Milestone: Advancement into development of ibogaine-based products, triggered upon the execution of a binding commercialization agreement and/or a development partnership agreement with a reputable third-party pharmaceutical, biotechnology, or life sciences company, for the commercialization, licensing, development, or co-development of such products, based on the Company’s regulatory licenses.

n.	In April 2026, the Company filed a Form 12b-25 notifying that it would be unable to file its 2025 Annual Report on Form 20-F within the prescribed time. The delay was attributed to the liquidation proceedings of The Social Proxy and the absence of sufficient operational and financial information from that subsidiary.

o.	In May 2026, the Nasdaq Hearings Panel granted the Company’s request to continue the listing of its ADSs, subject to conditions linked to completion of the Psyga Bio transaction and the related financing and to the Company demonstrating compliance with all applicable Nasdaq requirements by June 30, 2026.

p.	In May 2026, the Company announced that an Extraordinary General Meeting would be held on June 22, 2026, with an agenda including shareholder approvals connected to the Psyga Bio acquisition, a private placement of up to US$1.5 million, an increase in the Company’s share capital and auditor-related matters.

Pursuant to the binding term sheet, in consideration for a total investment of US$1,500,000, the investors will receive the following:

●	Shares / ADSs: Investors will receive approximately 555,555 American Depositary Shares (ADSs) and/or ordinary shares of the Company at a purchase price of $2.70 per ADS. Each ADS represents four hundred (400) ordinary shares.

●	Series A Warrants: The Company will issue 666,666 Series A Warrants to the investors. The initial exercise price is $2.70 per ADS, which will be permanently reduced to $1.70 per ADS upon the occurrence of a “Series A Trigger Event” (such as the ADS closing price reaching $5.00, a Change of Control/liquidity event exceeding an enterprise/equity value of $150,000,000, or the successful completion of two Phase 2 clinical trials).

●	Series B Warrants: The Company will issue 666,666 Series B Warrants. The initial exercise price is $5.00 per ADS, which will be permanently reduced to $2.50 per ADS upon the occurrence of a “Series B Trigger Event” (such as the ADS closing price reaching or exceeding $7.00, a Change of Control/liquidity event exceeding an enterprise/equity value of $250,000,000, or the successful completion of three Phase 2 clinical trials).

●	Anti-Dilution Protection (Series C Warrants): If the Company executes a subsequent financing round within 5 years at a price below $2.70 per ADS, investors will receive a one-time issuance of Series C Warrants. Upon full exercise, these warrants entitle investors to receive subsequent financing securities with an aggregate value equal to the price difference between $2.70 and the lower financing price.

All warrants are exercisable for cash only for a period of five (5) years from the closing date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	SUBSEQUENT EVENTS (Cont.)

q.	In May 2026, the Company received an additional Nasdaq notice as a result of not having filed its 2025 Form 20-F, resulting in non-compliance with Nasdaq Listing Rule 5250(c)(1). The Company was afforded a short period to present its position and to seek a stay or extension in connection with the ongoing Nasdaq process.

r.	The Extraordinary General Meeting convened on June 22, 2026 was adjourned for lack of a quorum and was postponed by one week to June 29, 2026.

s.	On June 29, 2026, the adjourned Extraordinary General Meeting referred to in (r) above was held, at which the shareholders approved the matters set out on its agenda described in (p) above, as follows:

1.	the acquisition of Psyga Bio pursuant to the share purchase agreement described in (m) above;

2.	the private placement of up to US$1.5 million referred to in (p) above; and

3.	the appointment of the Company’s independent auditor.

t.	Subsequent to the date of signing of these financial statements, the closing of the acquisition of Psyga Bio described in (m) above is expected to be completed, upon which Psyga Bio will become a subsidiary of the Company.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit No.	Description

1.1	Articles of Association *

1.2	Form of Share Certificate (including both Hebrew and English translations) (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

1.3	Form of American Depositary Receipt (included in Exhibit 4.1)

2.1	Description of Securities (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 15, 2021.

4.1	Deposit Agreement, dated as of August 31, 2005, by and between XTL Biopharmaceuticals Ltd., The Bank of New York, as Depositary, and each holder and beneficial owner of American Depositary Shares issued thereunder (Incorporated by reference from the registration statement on F-6 filed with the Securities and Exchange Commission on November 28, 2007, as it may be amended or restated.

4.2	2011 Share Option Plan dated August 29, 2011 (Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015

4.3	Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Biogal Ltd. (under its previous name Haverfield Ltd.) and Biogal Advanced Biotechnology Ltd. dated January 7, 2002 (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009.†

4.4	Amendment to Research and License Agreement Between Yeda Research and Development Company Ltd., Mor Research Applications Ltd., Haverfield Ltd. and Biogal Advanced Biotechnology Ltd. effective April 1, 2008 (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 6, 2009. †

4.5	Option to License Agreement, dated as of September 1, 2010, between XTL Biopharmaceuticals Ltd. and Yeda Research and Development Company Limited (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on May 31, 2011.

4.6	License Agreement dated January 7, 2014, by and between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 2, 2014.

4.7	Form of First Amendment to License Agreement between Yeda Research and Development Company Limited and XTL Biopharmaceuticals Ltd (Incorporated by reference from the registration statement on Form F-1 filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 31, 2015.

4.8	Form of Service Agreement, dated July 2020, between XTL Biopharmaceuticals Ltd. and Shlomo Shalev. (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2025.)

4.9	Form of CEO Employment Agreement dated April 2, 2025, between XTL Biopharmaceuticals Ltd. and Noam Band Ltd. (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2025.)

4.10	Share Purchase Agreement, dated as June 5, 2024, by and between the then shareholders of THE SOCIAL PROXY LTD. and XTL Biopharmaceuticals Ltd. (Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on June 5, 2024.)

4.11	Exclusive Sublicense Agreement, dated as February 12, 2025, by and between XTL Biopharmaceuticals Ltd.,and Biossil Inc, (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2025)

4.12	Form of Share Purchase Agreement, by and among XTL Biopharmaceuticals Ltd. and the current shareholders of Psyga Bio Ltd.( Incorporated by reference from the current report on Form 6-K filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 29, 2026)

4.13	Form of service provider dated November 11, 2025, between XTL Biopharmaceuticals Ltd. and Optivailfinance Ltd*

8.1	List of Subsidiaries*

11.1	Insider Trading Policy (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2025)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002,*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

16.1*	Letter from Somekh, Chaikin, a member of KPMG International, dated June 30, 2026.

99.7	Clawback Policy (Incorporated by reference from the annual report on Form 20-F filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on April 30, 2024)

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential information contained in this exhibit was omitted.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD.
(Registrant)

Date: June 30, 2026	Signature:	/s/ Noam Band
Noam Band
Chief Executive Officer